Form 20-F
period 2015-12-31
Midatech Pharma Plc
filed 2016-04-14
CIK 1643918

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________
OR
☐	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_________________

Commission File Number 001-37652
____________________________________________________________
MIDATECH PHARMA PLC
(Exact name of registrant as specified in its charter)
____________________________________________________________
England and Wales
(Jurisdiction of incorporation or organization)

65 Innovation Drive
Milton Park
Abingdon, Oxfordshire, OX14 4RQ, United Kingdom
(Address of principal executive offices)

James N. Phillips, Chief Executive Officer
65 Innovation Drive
Milton Park
Abingdon, Oxfordshire, OX14 4RQ, United Kingdom
Tel: +44 (0)1235 841 575
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value 005p each

American Depositary Shares, each representing two ordinary shares	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)
____________________________________________________________

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015 was: 33,467,504 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐  NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. YES ☐  NO  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒  NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐  NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of  “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐  Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange  Act). YES ☐  NO ☒

i

GENERAL INFORMATION

Midatech Pharma PLC is a public limited company organized under the laws of England and Wales under registered number 09216368. In this annual report, references to “we,” “us,” “our,” “the Group, “Company,” “company” or “Midatech” means Midatech Pharma PLC and its consolidated subsidiaries.

On December 4, 2015, Midatech acquired DARA BioSciences, Inc. (“DARA”) through a merger transaction (the “Merger”) in which the stockholders of DARA Biosciences, Inc. received (i) American depositary shares (“Depositary Shares”) representing the ordinary shares of Midatech, nominal value 0.005p per share (the “Ordinary Shares”) and (ii) contingent value rights which represents the right to receive contingent payments if specified milestones are achieved within agreed time periods. Immediately following the closing of the Merger, DARA became a wholly owned subsidiary of Midatech and changed its named to “Midatech Pharma US Inc.” (“Midatech US”). Where this annual report (i) provides information for dates prior to December 4, 2015, such information does not include the historical information of DARA, (ii) refers to DARA, it is referencing the DARA entity prior to December 4, 2015 and (iii) references Midatech US, it is referencing the former DARA entity from December 4, 2015 on.

Our principal executive offices are located at 65 Innovation Drive, Milton Park, Abingdon, Oxfordshire OX14 4RQ, United Kingdom. The telephone number at our principal executive office is +44 1235 841 575.

We maintain an Internet website at www.midatechpharma.com. None of the information contained on our website, or on any other website linked to our website, will be incorporated in this annual report by reference or otherwise be deemed to be a part of this annual report.

The trademarks, trade names and service marks appearing in this Annual Report on Form 20-F are the property of their respective owners.

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2015, 2014 and 2013 have been derived from our consolidated financial statements, as presented at the end of this annual report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Midatech prepares its consolidated financial statements in British pounds sterling.  In this annual report, references to “GBP,” “£,” “pence” or “p” are each to British pounds sterling (or units thereof), and references to “$,” “USD,” “US$” and “U.S. dollar” are each to the United States dollar. Except as otherwise stated, all monetary amounts in this annual report are presented in Great Britain pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all British pounds sterling amounts as of and for the year ended December 31, 2015 have been translated into U.S. dollars at the rate at December 31, 2015, of £1.00 to $1.4746, based on noon buying rates published by the Federal Reserve Bank of New York for the British pound sterling on such date. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

References to a particular “fiscal” year are to our fiscal year ended December 31 of such year. References to years not specified as being fiscal years are to calendar years.

As reference, the following provides a description of the different phases of clinical trials, as used in this annual report:

•	Phase I clinical trials involve the assessment of the safety, pharmacodynamics and pharmacokinetics of a drug candidate in a small group of human subject (typically 20 to 100 patients).

•	Phase la is a Phase I single ascending dose study, where a small number of participants receive a single dose, before ascending to the next dose once safety is determined.

•	Phase lb is a Phase I multiple ascending dose study, where a number of participants receive multiple low doses before escalating the dose for further groups to a predetermined level.

•	Phase ll clinical trials involve the assessment in patients of a drug to determine its safety, dose range and preliminary efficacy (typically 100 to 300 patients).

•	Phase lla is a form of Phase II study designed specifically to assess dosing requirements.

•	Phase llb is a form of Phase II study specifically designed to study efficacy.

•
Phase lll is a clinical trial involving the assessment of the efficacy and safety of a drug, usually in comparison with a marketed product or a placebo, in the patient population for which it is intended (typically 1,000 to 3,000 patients).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking information about Midatech that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this annual report or may be incorporated into this annual report by reference to other documents. Representatives of Midatech may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” “can,” “likely,” “could” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, success integrating Midatech US and other acquisitions, research and development projects, results of operations, cash needs, capital expenditures, financial condition, liquidity, prospects, growth and strategies, regulatory approvals and clearances, the markets and industry in which we operate and the trends and competition that may affect the markets, industry or us.

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. Midatech wishes to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to risks related to:

•	our estimates regarding losses, expenses, future revenues, capital requirements and needs for additional financing;

•	the successful commercialization and manufacturing of our licensed products, products originally licensed to DARA, and any future product we may commercialize;

•	the success and timing of our preclinical studies and clinical trials;

•	the difficulties in obtaining and maintaining regulatory approval of our product candidates, and the labeling under any approval we may obtain;

•	the success and timing of the potential commercial development of our product candidates and any product candidates we may acquire in the future;

•	our plans and ability to develop and commercialize our product candidates and any product candidates we acquire in the future;

•	the rate and degree of market acceptance of any of our product candidates;

•	the successful development of our commercialization capabilities, including sales and marketing capabilities;

•	obtaining and maintaining intellectual property protection for our product candidates and our proprietary technology;

•	the success of competing therapies and products that are or become available;

•	the success of any future acquisitions;

•	the potential we will incur financial obligations to former DARA stockholders;

•	the difficulties of integrating DARA’s former business into our own;

•	the outcome of the Company’s remediation plan and approach to the material weakness in internal control over financial reporting;

•	the impact of government laws and regulations;

•	regulatory and political developments in the United Kingdom, the United States and other foreign countries;

•	the difficulties doing business internationally;

•	the ownership of our Ordinary Shares and Depositary Shares;

•	our failure to recruit or retain key scientific or management personnel or to retain our executive officers;

•	the impact and costs and expenses of any litigation we may be subject to now or in the future; and

•	the performance of third parties, including joint venture partners, our sales force, our collaborators, third-party suppliers and parties to our licensing agreements.

Any forward-looking statements that we make in this annual report speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this annual report. See “Item 10. Additional Information—H. Documents on Display.”

You should also read carefully the factors described in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A.	Selected Financial Data.

Midatech prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following table sets forth certain of Midatech’s consolidated financial data. The selected historical consolidated financial data as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2015, 2014 and 2013 is derived from Midatech’s audited consolidated financial statements, which are included elsewhere in this annual report.

Acquisitions of Q Chip Limited and DARA BioSciences, Inc.

On December 8, 2014, Midatech acquired Q Chip Limited, a company incorporated under the laws of England and Wales, subsequently renamed Midatech Pharma (Wales) Limited (“Midatech Wales”). Midatech’s financial and operating data for fiscal 2014 was not adjusted to reflect the full year effect of Midatech’s acquisition of Midatech Wales, whereas statement of financial position data and subsequent periods include contributions from Midatech Wales.

On December 4, 2015, Midatech acquired DARA. Midatech’s financial and operating data for fiscal 2015 and 2014 was not adjusted to reflect the full year effect of Midatech’s acquisition of DARA, whereas statement of financial position data and subsequent periods include contributions from DARA.

Thus Midatech’s financial and operating data are not fully comparable in this annual report.

The selected historical financial data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and Midatech’s financial statements and the related notes thereto, which are included elsewhere in this annual report. The selected historical financial information in this section is not intended to replace Midatech’s financial statements and the related notes thereto.

(£’s in thousands, except share and per share data; all from continuing operations)	As of and for the Year Ended December 31,
	2015	2014	2013
Consolidated Statement of Comprehensive Income Data:
Total revenue	1,375	157	147
Loss from operations	(12,918)	(9,947)	(4,499)
Loss before tax	(11,232)	(10,100)	(4,883)
Loss after tax attributable to the owners of the parent	(10,099)	(9,082)	(4,084)
Total other comprehensive income, net of tax	399	(151)	5
Total comprehensive loss attributable to the owners of the parent	(9,700)	(9,233)	(4,079)
Loss Per Share Data:
Basic and diluted loss per ordinary share—pence	(36p )	(101p )	(71p )
Cash dividends declared per ordinary share	—	—	—
Weighted average number of ordinary shares used	28,229,814	9,026,347	5,715,576

Consolidated Statement of Financial Position Data:
Non-Current assets	43,710	15,035	1,079
Current assets	20,331	31,628	4,095
Cash and cash equivalents	16,175	30,325	2,387
Total assets	64,041	46,663	5,174
Non-Current liabilities	8,055	1,842	2,119
Borrowings	1,508	1,488	2,119
Current liabilities	9,099	2,832	2,295
Total liabilities	17,154	4,674	4,414
Total equity	46,887	41,989	760
Total equity and liabilities	64,041	46,663	5,174

Exchange Rates

Midatech’s financial reporting currency is the British pound sterling. Fluctuations in the exchange rate between the British pound sterling and the U.S. dollar will affect the U.S. dollar amounts received by owners of Depositary Shares on conversion of dividends, if any, paid in British pound sterling on the Ordinary Shares and will affect the U.S. dollar price of the Depositary Shares on the NASDAQ Capital Market.

The following table shows, for the periods indicated, information concerning the exchange rate between the British pound sterling and the U.S. dollar. This information is provided solely for your information, and Midatech does not represent that the British pound sterling could be converted into U.S. dollars at these rates or at any other rate. These rates may differ from the actual rates used in the preparation of the consolidated financial statements included in this annual report and other financial data appearing in this annual report.

The data provided in the following table is expressed in U.S. dollars per British pound sterling and is based on noon buying rates published by the Federal Reserve Bank of New York for the British pound sterling. On April 1, 2016, the noon buying rate was £1.00 = $1.4204.

	High ($)	Low ($)
Recent Monthly Data
April 2016 (through April 1, 2016)	1.4204	1.4204
March 2016	1.4514	1.3948
February 2016	1.4580	1.3926
January 2016	1.4686	1.4167
December 2015	1.5213	1.4746
November 2015	1.5428	1.5040
October 2015	1.5475	1.5162

Average Rate ($) (1)
Annual Data (12-month period ended December 31)
2015	1.5250
2014	1.6461
2013	1.5667
2012	1.5924
2011	1.6105
_____________
(1)	The average rates were calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York, on the last day of each month during the period.

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

Our business has significant risks. In addition to the other information included in this annual report, including the matters addressed in the section of the annual report entitled “Cautionary Note Regarding Forward-Looking Statements” and in our financial statements and the related notes, you should consider carefully the risks described below. The risks and uncertainties described below are not the only risks and uncertainties we may face. Additional risks and uncertainties not presently known to us, or that we currently consider immaterial could also negatively affect our business, financial condition, results of operations, prospects, profits and stock prices. If any of the risks described below actually occur, our business, financial condition, results of operations, prospects, profits and stock prices could be materially adversely affected.

Risks Related to Midatech’s Financial Operations and Capital Needs

Midatech (including its predecessor entity, Midatech Limited) has incurred significant losses since its inception and anticipates that it will continue to incur losses in the future.

Midatech is an early-stage biopharmaceutical company. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain regulatory approval or become commercially viable. Prior to the acquisition of DARA in December 2015, Midatech had not generated any revenue from product sales, and it continues to incur significant development and other expenses related to its ongoing operations. As a result, Midatech is not profitable and has incurred substantial losses since its inception. For the year ended December 31, 2015, Midatech had a net loss of £10.1 million, and an accumulated deficit of £39.2 million.

Midatech expects to continue to incur losses for the foreseeable future, and expects these losses to increase as it continues its development of, and seeks regulatory approvals for, its product candidates, and begins to commercialize any approved products. Midatech may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of Midatech’s future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenues, particularly from Midatech US operations. If any of Midatech’s or its subsidiaries products fail to develop a market, or if any of their  product candidates fail in clinical trials or do not gain regulatory approval, or if approved, fail to achieve market acceptance, Midatech may never become profitable. Even if Midatech achieves profitability in the future, it may not be able to sustain profitability in subsequent periods. Midatech’s prior losses and expected future losses have had and will continue to have an adverse effect on its stockholders’ equity and working capital.

A substantial part of Midatech’s operations are in early-stage development with no source of revenue and there is no assurance that Midatech will successfully develop and commercialize its product candidates or ever become profitable.

Midatech is at a relatively early stage of its commercial development. To date, Midatech has not generated any revenue from its product candidates. Midatech’s ability to generate revenue and become and remain profitable depends, in part, on its ability to successfully commercialize products, including any of its product candidates, or other product candidates it may in-license or acquire. Even if Midatech were to successfully achieve regulatory approval of its product candidates, Midatech does not know when any of the product candidates will generate revenue, if at all. Midatech’s ability to generate revenue from its current or future product candidates also depends on a number of additional factors, including its ability to:

•	successfully complete development activities, including preclinical development and clinical trials for its product candidates;

•
complete and submit new drug applications to the European Medicines Agency (the “EMA”), the Medicines and Healthcare Products Regulatory Agency in the United Kingdom (the “MHRA”), the United States Food and Drug Administration (the “FDA”), and any other foreign regulatory authorities, and obtain regulatory approval for testing and for products for which there is a commercial market;

•	set a commercially viable price for its products;

•	obtain commercial qualities of its products at acceptable cost levels;

•	develop a commercial organization capable of sales, marketing and distribution in its markets; and

•	obtain adequate reimbursement from third-parties, including government, departments and healthcare payors.

In addition, because of the numerous risks and uncertainties associated with product development, including that Midatech’s product candidates may not advance through development or achieve the endpoints of applicable clinical trials, Midatech is unable to predict the timing or amount of increased expenses, or when or if it will be able to achieve or maintain profitability. Even if Midatech is able to complete the process described above, it anticipates incurring significant costs associated with commercializing these products.

Even if Midatech is able to generate revenues from the sale of its products, it may not become profitable and may need to obtain additional funding to continue operations. If Midatech fails to become profitable or is unable to sustain profitability on a continuing basis, then it may be unable to continue its operations at planned levels and may be forced to reduce its operations.

Potential investors should be aware of the risks associated with an investment in companies with limited trading histories. There can be no assurance that Midatech will operate profitably, produce a reasonable return, if any, on investment, or remain solvent. If Midatech’s strategy proves unsuccessful, stockholders could lose all or part of their investment.

If Midatech requires or seeks to raise additional capital to fund its operations and it fails to obtain necessary financing, Midatech may be unable to complete the development and commercialization of its product candidates.

Midatech expects to continue to spend substantial amounts of its cash resources going forward in order to advance the clinical development of its product candidates and launch and commercialize any product candidates for which it receives regulatory approval. Midatech believes that its existing cash and cash equivalents and interest thereon will be sufficient to fund its projected operating requirements for at least the next 12 months. However, Midatech may require, or may determine to seek, additional capital for the further development and commercialization of its product candidates from time to time.

Until such time as Midatech can generate a sufficient amount of revenue from its products, if ever, it expects that it may finance future cash needs through, among things, public or private equity or debt offerings. Such offerings may take place in the United Kingdom, the United States or other foreign countries. Additional capital may not be available on reasonable terms, if at all. If Midatech is unable to raise additional capital in sufficient amounts or on terms acceptable to it, Midatech may have to significantly delay, scale back or discontinue the development or commercialization of one or more of its product candidates. If Midatech raises additional funds through the issuance of additional debt or equity securities, such issuance could result in dilution to Midatech’s existing stockholders and/or increased fixed payment obligations. Furthermore, these securities may have rights senior to those of Midatech’s Ordinary Shares and could contain covenants that would restrict its operations and potentially impair its competitiveness, such as limitations on Midatech’s ability to incur additional debt, limitations on Midatech’s ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact Midatech’s ability to conduct its business. Any of these events could significantly harm Midatech’s business, financial condition and prospects.

Midatech’s forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Item 3.D Risk Factors” section. Midatech has based this estimate on assumptions that may prove to be wrong, and it could utilize its available capital resources sooner than it currently expects. Midatech’s future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the success of products acquired in connection with the acquisition of DARA and the commercialization of other assets;

•	the initiation, progress, timing, costs and results of clinical trials for its product candidates and future product candidates it may in-license or acquire;

•	the attainment of milestones and the need to make any royalty payments on any of its product candidates or any other future product candidates;

•	the number and characteristics of product candidates it in-license or acquires and develop;

•
the outcome, timing and cost of regulatory approvals by the EMA, the MHRA, the FDA and any other comparable foreign regulatory authorities, including the potential for such regulatory authorities to require that Midatech perform more studies than those it currently expects;

•	the cost of filing, prosecuting, defending and enforcing any patent claims or other intellectual property rights;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which it may receive regulatory approval.

If a lack of available capital means that Midatech is unable to expand its operations or otherwise capitalize on its business opportunities, its business, financial condition and results of operations could be materially adversely affected.

Midatech’s future financial obligations to former stockholders of DARA may harm its financial condition and results of operations.

Midatech has two future liabilities in the form of contingent value right (“CVR”) payments to the former stockholders of DARA upon the achievement of certain commercial targets. The CVRs represent the right to receive a cash payment from Midatech of up to $5.7 million in the aggregate. A CVR payment in the following amounts may be made in 2017 if the following milestones are achieved:

•
$0.07 per CVR if gross sales of Oravig and Gelclair, two drugs acquired in the acquisition of DARA, equal or exceed $15.0 million but are less than $16.5 million, in the aggregate, for the fiscal year ending December 31, 2016;

•	$0.09 per CVR if gross sales of Oravig and Gelclair equal or exceed $16.5 million but are less than $18.0 million, in the aggregate, for the fiscal year ending December 31, 2016; or

•	$0.11 per CVR if gross sales of Oravig and Gelclair equal or exceed $18.0 million, in the aggregate, for the fiscal year ending December 31, 2016.

The second CVR payment in the following amounts may be made in 2018 if the following milestones are achieved:

•
$0.11 per CVR if gross sales of Oravig and Gelclair, two drugs acquired in the acquisition of DARA, equal or exceed $15.0 million but are less than $16.5 million, in the aggregate, for the fiscal year ending December 31, 2017;

•	$0.13 per CVR if gross sales of Oravig and Gelclair equal or exceed $16.5 million but are less than $18.0 million, in the aggregate, for the fiscal year ending December 31, 2017; or

•	$0.16 per CVR if gross sales of Oravig and Gelclair equal or exceed $18.0 million, in the aggregate, for the fiscal year ending December 31, 2017.

In addition, in connection with the Merger, Midatech set aside an aggregate of $300,000 (“Bonus Pool”), to be offered to employees of DARA who became employees of Midatech US following the closing of the Merger. Any payments made from the Bonus Pool will be made at the same time, upon the same circumstances, and in a proportional amount, that any payments are made to CVR holders.

Midatech cannot predict if these payments could have a materially adversely effect on its business at the time of payment.

A vote by the United Kingdom electorate in favor of the United Kingdom’s exit from the European Union in the forthcoming in-or-out referendum could adversely impact Midatech’s business, results of operations and financial condition.

On June 23, 2016, the United Kingdom government will hold an in-or-out referendum on the United Kingdom’s membership of the European Union.  If the result of the referendum leads to the United Kingdom exiting the European Union (commonly referred to as “Brexit”) it is likely that a process of negotiation would commence between the United Kingdom and European Union member states to determine the future terms of the United Kingdom’s relationship with the European Union. This could lead to a period of considerable uncertainty particularly in relation to United Kingdom financial and banking markets.

In March 2016, the Governor of the Bank of England, Dr. Mark Carney, told a committee of the United Kingdom’s House of Commons that “the [Brexit] issue is the biggest domestic risk to financial stability, in part because of the issues around uncertainty, but also because it has the potential, depending on how it is prosecuted and how these issues can be addressed, to amplify risks around the current account, as has been discussed, potential risks around housing, potential risks around market functioning, which we are trying to mitigate, and associated risks with respect to the Euro area, which would have a feedback.”

In the event of a Brexit, Midatech may face new regulatory costs and challenges that may have a material adverse effect on it and its operations. A significant portion of Midatech’s manufacturing infrastructure is located in Spain, which is a member of the European Union.  If the United Kingdom ceases to be a member of the European Union, Midatech’s ability to integrate its United Kingdom and Spanish operations could be adversely affected.  For example, depending on the terms of the Brexit, Midatech could become subject to export tariffs and regulatory restrictions that could increase the costs and time related to doing business in Spain.

Additionally, a Brexit could allow the United Kingdom to significantly alter its regulations affecting the pharmaceutical industry, which may result in significant costs for Midatech.  It may also be time-consuming and expensive for Midatech to alter its internal operations in order to comply with new regulations.  Altered regulations could also add time and expense to the process by which Midatech’s product candidates receive regulatory approval in the United Kingdom and the European Union.

Depending on the terms of Brexit (if it were to occur), the United Kingdom could also lose access to the single European Union market and to the global trade deals negotiated by the European Union on behalf of its members. Such a decline in trade could affect the attractiveness of the United Kingdom as a global investment center and, as a result, could have a detrimental impact on growth. Although Midatech has international operations and customer base, it could be adversely affected by reduced growth and/or volatility in the United Kingdom economy. Any of the foregoing factors could have a material adverse effect on the business, results of operations or financial condition of Midatech.

Risks Related to Midatech’s Business and Industry

Midatech’s future success is dependent on product development, regulatory approval and commercialization of its products, product candidates and any product candidates it may acquire in the future.

While Midatech has recently acquired products that have received regulatory approval and has begun commercialization, Midatech must continue to conduct clinical trials and research and development for its additional product candidates, and there can be no assurance that any of Midatech’s targeted developments will be successful. Midatech must develop functional products that address specific market needs. It must therefore engage in new development activities, which may not produce innovative, commercially viable results in a timely manner or at all. In addition, Midatech may not be able to develop new technologies or identify specific market needs that are addressable by its technologies, or technologies available to it. Midatech may encounter delays and incur additional development and production costs and expenses, over and above those expected, in order to develop technologies and products suitable for licensing. If Midatech’s development program is curtailed due to any of the above issues, this may have an material adverse effect on Midatech’s business and financial conditions.

Midatech’s business is dependent on its ability to complete the development of, obtain regulatory approval for and/or commercialize its products and product candidates in a timely manner. Midatech cannot commercialize a product without first obtaining regulatory approval from the appropriate regulatory authorities in a country. Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, Midatech must demonstrate with substantial evidence gathered in preclinical and well-controlled clinical studies that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. The process to develop, obtain regulatory approval for and commercialize product candidates is long, complex and costly. Even if a product candidate were to successfully obtain approval from the EMA, the MHRA, the FDA and/or comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If Midatech is unable to obtain regulatory approval for its product candidates in one or more jurisdictions, or any approval contains significant limitations, it may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of any other product candidate that it is currently developing or that it may in-license or acquire in the future. Furthermore, even if Midatech obtains approval for a product candidate from the regulatory authorities, it is likely that it will need to expand its commercial operations, establish commercially viable pricing and obtain approval for adequate reimbursement from third parties and government departments and healthcare payors for such products. If Midatech is unable to successfully commercialize its current product candidates, it may not be able to earn sufficient revenues to continue its business

Clinical drug development involves a risky, lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of any preclinical studies and early clinical trials of Midatech’s product candidates may not be predictive of the results of later-stage clinical trials, even after seeing promising results in earlier clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Midatech’s future clinical trial results may not be successful.

Midatech has clinical trials ongoing for its transbuccal insulin program, which entered Phase IIa clinical trials in July 2015.  Midatech may experience delays in its ongoing or future clinical trials and it does not know whether planned clinical trials will begin or enroll subjects on time, need to be redesigned or be completed on schedule, if at all. Clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

•	delay or failure in reaching agreement with the applicable regulatory authorities on a trial design that Midatech is able to execute;

•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical study;

•
delay or failure in reaching agreement on acceptable terms with prospective contract research organizations (“CROs”), and clinical trial providers and sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delay or failure in obtaining institutional review board approval (“IRB”) or the approval of other reviewing entities, including regulatory authorities, to conduct a clinical trial at each site;

•	withdrawal of clinical trial sites from Midatech’s clinical trials as a result of changing standards of care or the ineligibility of a site to participate in Midatech’s clinical trials;

•	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

•	delay or failure in having subjects complete a trial or return for post-treatment follow-up;

•	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

•	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication;

•	failure of Midatech’s third party clinical trial managers to satisfy their contractual duties or meet expected deadlines;

•	failure to receive the recommendation of the United Kingdom National Institute for Health and Care Excellence (“NICE”);

•	delay or failure in adding new clinical trial sites;

•	ambiguous or negative interim results, or results that are inconsistent with earlier results;

•
feedback from the EMA, the MHRA, the FDA, the IRB, data safety monitoring boards, or other regulatory authority, or results from earlier stage or concurrent preclinical and clinical studies, which might require modification to the protocol;

•
decisions by the EMA, the MHRA, the FDA, the IRB, other regulatory authorities, or Midatech, or recommendation by a data safety monitoring board or other regulatory authority, to suspend or terminate clinical trials at any time for safety issues or for any other reason;

•	unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects;

•	failure to demonstrate a benefit from using a drug;

•	manufacturing, including manufacturing or obtaining from third parties sufficient quantities of a product candidate for use in clinical trials; or

•	changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

If Midatech experiences delays in the completion of, or termination of, any ongoing or future clinical trial of Midatech’s product candidates, the commercial prospects of its product candidates will be harmed, and its ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing Midatech’s clinical trials may increase Midatech’s costs, slow down its product candidate development and approval process and jeopardize its ability to commence product sales and generate revenues. Any of these occurrences may harm Midatech’s business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Midatech’s product candidates.

The regulatory approval processes in the United States and Europe are lengthy, time consuming and inherently unpredictable, and if Midatech is ultimately unable to obtain regulatory approval for its product candidates, its business may be substantially harmed.

The time required to obtain approval by the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities is unpredictable, but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. It is possible that none of its existing product candidates or any product candidates it may in-license or acquire and seek to develop in the future will ever obtain regulatory approval.

Midatech’s product candidates could fail to receive regulatory approval from the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities for many reasons, including:

•	disagreement with the design or implementation of Midatech’s clinical trials;

•	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

•	failure of clinical trials to meet the level of statistical significance required for approval;

•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	disagreement with Midatech’s interpretation of data from preclinical studies or clinical trials;

•
the insufficiency of data collected from clinical trials of Midatech’s product candidates to support the submission and filing of a new drug application or other submission or to obtain regulatory approval;

•	disapproval of the manufacturing processes or facilities of third party manufacturers, if any, with whom Midatech contracts for clinical and commercial supplies; or

•	changes in the approval policies or regulations that render Midatech’s preclinical and clinical data insufficient for approval.

In addition, the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and Midatech’s commercialization plans, or Midatech may decide to abandon the development program. If Midatech were to obtain approval, regulatory authorities may approve any of its product candidates for fewer or more limited indications than it requests, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In addition, if Midatech’s product candidate produces undesirable side effects or safety issues, the regulatory authorities (the FDA, MHRA, EMA or a comparable foreign regulatory authority) may require the establishment of Risk Mitigation Strategy, which may, for instance, restrict distribution of Midatech’s products and impose burdensome implementation requirements on it. Any of the foregoing scenarios could materially harm the commercial prospects for Midatech’s product candidates.

Midatech’s product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval and limit the commercial profile of an approved label, and such side effects or other properties could result in significant negative consequences following any marketing approval of any of Midatech’s products or product candidates.

Undesirable side effects caused by any of Midatech’s product candidates could cause it or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the EMA, the MHRA, the FDA or other comparable foreign regulatory authority. Results of Midatech’s trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, Midatech’s trials could be suspended or terminated and the regulatory authorities could order it to cease further development of or deny approval of its product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may harm Midatech’s business, financial condition and prospects significantly.

Additionally, if undesirable side effects of Midatech’s products are identified following marketing approval, a number of potentially significant negative consequences could result, including:

•	Midatech may suspend marketing of such product;

•	regulatory authorities may withdraw approvals of such product or may require additional warnings on the label;

•	Midatech may be required to develop a Risk Mitigation Strategy for each product or, if a strategy is already in place, to incorporate additional requirements;

•	Midatech may be required to conduct post-market studies; and

•	Midatech could be sued and held liable for harm caused to subjects or patients.

Consequently, Midatech’s reputation may suffer.

Any of these events could prevent Midatech from achieving or maintaining market acceptance of the particular product or product candidate, if approved, and could significantly harm its business, results of operations and prospects.

Midatech’s products may face future development, manufacturing and regulatory difficulties.

Midatech’s products, and any of its product candidates once they receive regulatory approval, are subject to the ongoing requirements of the EMA, the MHPA, the FDA and other regulatory agencies governing the manufacturer, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. The safety profile of any product is closely monitored by the EMA, the MHRA, the FDA and other regulatory authorities after approval. If the EMA, the MHRA, the FDA or other regulatory authorities become aware of new safety information after approval of any of Midatech’s products or product candidates, regulatory authorities may require labeling changes or establishment of a risk mitigation strategy or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the EMA, the MHRA, the FDA and other governmental regulatory authorities for compliance with current good manufacturing practices (“cGMP”) regulations. If Midatech or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or Midatech, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If Midatech, its products, product candidates or the manufacturing facilities for its products or product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letter or untitled letters;

•	mandate modifications to, or the withdrawal of, marketing and promotional materials or require Midatech to provide corrective information to healthcare practitioners;

•
require Midatech to enter into a consent decree, which can include the imposition of various fines against Midatech, reimbursements of inspection costs, required due dates for specific actions and penalties for noncompliance;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend or withdraw its regulatory approval;

•	suspend any ongoing clinical studies;

•	refuse to approve pending applications or supplements to applications filed;

•	suspend or impose restrictions on operations, the products, manufacturing or Midatech itself;

•	require Midatech to change its product labeling; or

•	seize or detain products, refuse to permit the import or export of products or require Midatech to initiate a product recall.

The occurrence of any of these events may inhibit Midatech’s ability to commercialize its products and generate revenue.

Any advertising and promotion of any product or any future product Midatech may commercialize will be heavily scrutinized.

Advertising and promotion of any of Midatech’s products or any future product Midatech may commercialize will be heavily scrutinized by various regulatory authorities in the jurisdictions in which the product is promoted. Violations, including promotion of Midatech’s products for unapproved (or off-label) uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA and other governmental agencies.

In the United States, engaging in impermissible promotion of Midatech’s products for off-label uses can subject Midatech to false claims litigation under federal and state statutes, which, if successful, could result in civil and criminal penalties and fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. These false claims statutes include the federal False Claims Act, which allows any individual to bring a lawsuit against a pharmaceutical company, on behalf of the federal government, alleging submission of false or fraudulent claims, or causing to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government prevails in the lawsuit, the individual will share in any fines or settlement funds. Since 2004, these False Claims Act lawsuits against pharmaceutical companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements based on certain sales practices promoting off-label drug uses. For instance, in 2009, Pfizer, Inc. paid $2.3 billion to settle civil and criminal allegations for illegally marketing four products and in 2012 GlaxoSmithKline paid $3 billion to resolve U.S. government investigations focused in large part on promotional practices, the largest False Claims Act settlement to date. This growth in litigation has increased the risk that a pharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, agree to comply with burdensome reporting and compliance obligations, and be excluded from the Medicare, Medicaid, and other federal and state healthcare programs. If Midatech does not lawfully promote its approved products, it may become subject to such litigation and, if it is not successful in defending against such actions, those actions may have a material adverse effect on its business, financial condition and results of operations.

Midatech’s commercialization strategy includes the possible revenue generation from product royalty revenue, which may expose Midatech to risks.

Midatech’s commercialization strategy includes possible revenue generation from product royalty deals. The right to receive possible product royalty revenues in the future may be challenged by the customer or licensee or there may be legal restrictions on the payment of royalties on product sales. Remittance of royalty revenues to Midatech may be restricted from certain territories or subject to withholding taxes that Midatech may not be able to recover or offset.

The commercial success of Midatech’s products is not guaranteed.

There can be no assurance that any of Midatech’s products or its product candidates currently in development will be successfully developed into any commercially viable product or products and/or be manufactured in commercial quantities at an acceptable cost or be marketed successfully and profitably. If Midatech, or its partners, encounters delays at any stage, and fails successfully to address such delays, it may have a material adverse effect on Midatech’s business, financial condition and prospects. In addition, Midatech’s success will depend on the market’s acceptance of its products and there can be no guarantee that this acceptance will be forthcoming or that Midatech’s technologies will succeed as an alternative to competing products. The development of a market for Midatech’s products is affected by many factors, some of which are beyond Midatech’s control, including the emergence of newer, more effective technologies and products, and the cost of Midatech’s products themselves, including the availability of products for which healthcare reimbursement is available. Notwithstanding the technical merits of a product developed or acquired by Midatech, there can be no guarantee that the customer base of Midatech’s distributors for the products will purchase or continue to purchase the particular product. Demand for Midatech’s products may also decrease if competitor products are introduced with perceived advantages over Midatech’s products or product candidates, or governments amend their policies on limiting drug costs or reimbursement practice or other healthcare reform measures within public health provision or private insurance-based models. If a market fails to develop or develops more slowly than anticipated, Midatech may be unable to recover the costs it may have incurred in the development of particular products and may never achieve profitable revenues from that product. In addition, Midatech cannot guarantee that it will continue to identify, develop, manufacture or market its products if market conditions do not support the continuation of such product

Midatech’s ability to generate revenues or profits from products originally licensed to DARA will be dependent upon successful operation of the dedicated sales force that will be contractually provided to Midatech by a third party. Any challenges that may arise in connection with the ongoing operations of the dedicated sales force, or any failure of Midatech’s marketing strategy to achieve the desired results, could have a material adverse effect on Midatech’s financial condition, operating results and stock price.

In October 2013, DARA entered into an agreement with Alamo Pharma Services (“Alamo”) for a 20 person national sales team in the U.S. oncology market. Pursuant to the agreement and a shared sales force agreement with Mission Pharmacal (“Mission”), Alamo’s parent company, since January 2014 the Alamo sales team has promoted Soltamox (tamoxifen citrate) and Gelclair, as well as Mission’s Ferralet 90 (for anemia) and Aquoral (for cancer related dry mouth) and, beginning in the fourth quarter of 2015, Oravig (for oral candidiasis), all products acquired by Midatech in the DARA transaction. Mission’s products are concurrently being promoted by Mission in other non-oncology related therapeutic markets and all are under patent protection throughout the term of the agreement. In March of 2015, DARA also entered into a co-promotion agreement with Mission to co-promote Oravig in the primary care market.

Midatech’s ability to successfully market its product portfolio, and to generate revenues or profits from its products, will depend upon successful operation of the shared sales force that Alamo provides under contract. There can be no assurances that the sales representatives will achieve the desired results or that they will be successful in marketing Midatech’s products. Pursuant to the contractual arrangements governing the sales force, Midatech is responsible for significant financial obligations whether or not the sales force achieves the desired results, including fixed monthly fees subject to an annual escalator, reimbursement for certain expenses, implementation fees, and recruiting fees in connection with new hires for the sales force. If the sales force does not effectively market Midatech’s products as desired, Midatech’s financial condition, results of operations and stock price could be materially adversely affected.

If Midatech is unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell its products and product candidates, it may be unable to generate any revenue.

With the December 2015 acquisition of DARA, as well as the acquisition of Zuplenz, Midatech is in the early stage of its commercial operations and has only a limited operating history on which to base an evaluation of its current business and prospects. For example, Midatech is in the early stages of building its sales and marketing strategy and organization and has only recently established a national sales team. In order to market any products that may be approved by the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities, Midatech must build its sales, marketing, managerial and other nontechnical capabilities or make arrangements with third parties to perform these services. If Midatech is unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, it may not be able to generate product revenue and may not become profitable. Midatech will be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without an internal commercial organization or the support of a third party to perform sales and marketing functions, Midatech may be unable to compete successfully against these more established companies.

Some of Midatech’s revenues are derived from licensing or collaboration agreements with other organizations.

Some of Midatech’s revenues are derived from licensing or collaboration agreements with other biopharmaceutical companies, research institutes and universities. Midatech’s success is dependent on these commercial arrangements and on similar arrangements for future exploitation of product candidates in development that have not yet been partnered. Midatech’s collaborators have substantial responsibility for some of the development and commercialization of Midatech’s product candidates. Certain of Midatech’s collaborators also have significant discretion over the resources they devote to these efforts. Midatech’s success, therefore, will in part depend on the ability and efforts of those third parties. Midatech cannot guarantee that these collaborators will devote sufficient resources to collaborations with Midatech or that Midatech’s product candidates can be developed and commercialized without these collaborators. In addition, there can be no assurance that any company that enters into agreements with Midatech will not pursue alternative technologies, either on its own or in collaboration with others, including Midatech’s competitors, as a means of developing treatments for the conditions targeted by those products which Midatech has licensed. Some of Midatech’s collaboration agreements are contracted, and are likely to be contracted in the future, with partners who are in strong negotiating positions and who have greater financial resources than Midatech. While Midatech seeks to negotiate contracts on terms that it considers are the most beneficial to it, a number of existing contracts contain, and Midatech expects that future contracts may contain, what could be considered potentially onerous terms for Midatech, such as (in some cases) on-demand termination, uncapped indemnities, extensive warranties and broad confidentiality restrictions (in terms of scope and time).

If claims on liability and indemnity were to be successfully made under such contracts (i) Midatech could be liable for substantial damage awards that may significantly exceed its liability insurance coverage by unknown but significant amounts; (ii) such claims could result in early termination of contracts; and/or (iii) Midatech could incur financial penalties, all of which could materially and adversely affect Midatech’s financial condition.

Further, if Midatech fails to meet its obligations under its licensing agreements or collaboration agreements, Midatech’s licensors or collaborators may have the right to terminate these agreements. Any uncured, material breach under the licenses or collaboration agreements could result in Midatech’s loss of its rights and may lead to a complete termination of its product development and any commercialization efforts for the applicable product candidate.

The pharmaceutical and biotechnology industries are highly competitive.

The development and commercialization of new drug products is highly competitive. Midatech’s business faces competition from a range of major and specialty pharmaceutical and biotechnology companies worldwide with respect to its products and product candidates, and will face competition in the future with respect to any product candidates that it may seek to develop or commercialize. In addition to developing its product candidates, Midatech’s focus is on the commercialization of the following oncology supportive care and oncology treatment pharmaceutical products:

•
Zuplenz, the only FDA-approved oral soluble film indicated for moderately emetogenic chemotherapy-induced nausea and vomiting (“CINV”), radiotherapy-induced nausea and vomiting (“RINV”), and post-operative nausea and vomiting (“PONV”);

•	Gelclair, an FDA-cleared product indicated for the management and relief of pain due to oral mucositis;

•	Oravig, an orally dissolving buccal tablet approved for oral thrush; and

•	Soltamox, an FDA-approved oral liquid solution of tamoxifen citrate, for the prevention of breast cancer.

In addition, the Alamo sales team also co-promotes (with Mission) two Mission products, Ferralet 90 (for anemia) and Aquoral (for dry mouth).

There are a number of pharmaceutical and biotechnology companies that currently market and sell products or are pursuing development of products similar to Midatech’s technology, products and product candidates. With respect to its product candidates, from a technology perspective, Midatech believes other companies using gold nanoparticle technologies include AuraSense Therapeutics, CytImmune Sciences, Inc., and Nanospectra Biosciences, Inc. From a therapeutic perspective, Midatech believes other companies using non-injectable insulin include Mannkind Corporation, Oramed Pharmaceuticals, Inc., and Generex Biotechnology Corporation. Midatech is one of the few companies focused on buccal administration. In oncology, there are marketed nanodrugs on the market including a paclitaxel protein-bound particles for injectable suspension, known by its brand name Abraxane and marketed by Celgene Corporation for breast and various other cancers, doxorubicin HCI liposome injection, known by its brand name Doxil and marketed by Janssen Products for ovarian cancer, lyso-thermosensitive liposomal doxorubicin, known by its brand name ThermoDox and marketed by Celsion Corporation for breast and liver cancer, as well as a number of drugs in development for various cancers at Phase I or II.

With respect to the products Midatech commercializes, Gelclair competes with similarly categorized products, as well as a compounded, drug prescription product known as “Magic Mouthwash,” which is not marketed or sold by any pharmaceutical company, but rather often compounded by independent pharmacies. While Zuplenz and Solatamox have no specific competition, each of the ondansetron and tamoxifen markets are comprised of generic oral tablets. With respect to Oravig, the oral thrush market is currently serviced only by generic products, such as nystatin.

Some of these competitive products and therapies are based on scientific approaches that are the same or similar to Midatech’s approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Midatech’s competitors in the biotechnology and pharmaceutical industries may have superior research and development capabilities, products, manufacturing capability or sales and marketing expertise. Many of Midatech’s competitors may have significantly greater financial and human resources and may have more experience in research and development.

As a result of these factors, Midatech’s competitors may obtain regulatory approval of their products more rapidly than Midatech is able to or may obtain patent protection of other intellectual property rights that limit Midatech’s ability to develop or commercialize its product candidates. Midatech’s competitors may also develop products that are more effective, more widely used and less costly than its own products, and may be more successful in manufacturing and marketing their products.

Midatech anticipates that it will face increased competition in the future as new companies enter Midatech’s markets and alternative products and technologies become available. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of Midatech’s competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with Midatech in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, its programs.

The success of any products Midatech may commercialize will depend on the degree of market acceptance by physicians, patients, healthcare payers and others in the medical community.

Any products that Midatech acquires or brings to the market may not gain market acceptance by physicians, patients, healthcare payers and others in the medical community. If these products do not achieve an adequate level of acceptance, Midatech may not generate material product revenues and may not become profitable. The degree of market acceptance of Midatech’s products and product candidates, if approved for commercial sale, will depend on a number of factors, including, but not limited to:

•	the prevalence and severity of any side effects;

•	the efficacy and potential advantages of alternative treatments;

•	price;

•	the willingness of physicians to prescribe Midatech’s products; and

•	sufficient coverage or reimbursement by the Centers for Medicare and Medicaid Services and third party payers.

Midatech’s products, and any product candidates it may commercialize, may become subject to unfavorable pricing regulation, third party reimbursement practices or healthcare reform initiatives, which could harm Midatech’s business.

The regulations that govern marketing approvals, pricing and reimbursement for new drug and biological products vary widely from country to country. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, Midatech may obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay its commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenues it is able to generate from the sale of the product in that particular country. Adverse pricing limitations may hinder Midatech’s ability to recoup its investment in one or more product candidates even if its product candidates obtain marketing approval.

Midatech’s ability to commercialize any products successfully will also depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third party payors, such as private health insurers and health maintenance organizations, determine which medications they will cover and establish reimbursement levels. A primary trend in the healthcare industry is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Third party payors also may seek additional clinical evidence, beyond the data required to obtain marketing approval, demonstrating clinical benefits and value in specific patient populations, before covering Midatech’s products for those patients. Midatech cannot be sure that coverage and reimbursement will be available for any product that it commercializes and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product Midatech commercializes or any product candidate for which it obtains marketing approval. If reimbursement is not available or is available only to limited levels, Midatech may not be able to successfully commercialize any product or product candidate for which it obtains marketing approval.

In the United States in the past, payors have implemented reimbursement metrics and periodically revised those metrics as well as the methodologies used as the basis for reimbursement rates, such as average sales price (“ASP”), average manufacturer price (“AMP”), and actual acquisition cost. For drugs furnished by hospital outpatient departments, separate payment is not made by Medicare for products that do not exceed a cost per day threshold. It is possible that Midatech’s products also would not be paid separately by Medicare in this setting. The existing data for reimbursement based on these metrics is relatively limited, although certain states have begun to survey acquisition cost data for the purpose of setting Medicaid reimbursement rates. The Centers for Medicare and Medicaid Services (“CMS”), the federal agency that administers the Medicare and Medicaid programs, has made draft National Average Drug Acquisition Cost (“NADAC”) and draft National Average Retail Price (“NARP”) data publicly available on at least a monthly basis. In July 2013, CMS suspended the publication of draft NARP data, pending funding decisions. In November 2013, CMS moved to publishing final rather than draft NADAC data and has since made updated NADAC data publicly available on a weekly basis. As a result of this continuous evolution, it may be difficult to project the impact of these evolving reimbursement mechanics on the willingness of payors to cover Midatech’s products in the United States for which it receives regulatory approval. In most European Union countries, prescription drug pricing and/or reimbursement is subject to governmental control. In those countries that impose price controls, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries may require conducting a clinical trial that compares the cost effectiveness of Midatech’s products to other available therapies.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the EMA, the MHRA, the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers Midatech’s costs, including research, development, manufacturing, selling and distribution costs. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover Midatech’s costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and, in the United States, by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In the United States, third party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Midatech’s inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved products that it develops could have a material adverse effect on its operating results and overall financial condition.

Recently enacted and future legislation in the United Kingdom, United States and other foreign jurisdictions may increase the difficulty and cost for Midatech to obtain marketing approval of and commercialize its products and product candidates and affect the prices it may obtain.

In the United Kingdom, United States and other foreign jurisdictions, legislative and regulatory changes and proposed changes regarding the healthcare system could prevent or delay marketing approval of Midatech’s product candidates, restrict or regulate post-approval activities and affect its ability to profitably sell any products or product candidates for which it obtains marketing approval. Members of the European Union, or signatories thereto, are obliged to integrate directives into their national laws. European Union regulations, as in other European Union Member States, become immediately and directly enforceable in the member territories. These include without limitation:

•	Directive 2001/83/EC of 6 November 2001 on the European Community code as regards medicinal products for human use;

•
Commission Directive 2003/94/EC of October 8, 2003 enforcing principles and guidelines of good manufacturing practice as they related to medicinal products and investigational medicinal products for human use;

•
Commission Directive 2005/28/EC of April 8, 2005 establishing the principles and guidelines for good clinical practice relating to investigational medicinal products for human use, and the authorization requirements for the manufacturing or import thereof; and

•
Council Directive 89/105/EEC, of December 21, 1988, addressing the transparency of measures that regulate pricing of medicinal products for human use and their inclusion in national health insurance systems.

In the United Kingdom, the regulation of medicinal products derives from European Union legislation, particularly Directive 2001/83/EC on the European Community code relating to medicinal products for human use, and Regulation (EC) 726/2004 on the authorization and supervision of medicinal products and establishing the EMA. This legislation has been adopted in the United Kingdom by the Human Medicines Regulations 2012 (SI 2012/1916) and applied through the MHRA, which is the executive agency of the Department of Health implementing pharmaceutical legislation in the United Kingdom.

In the European Union, marketing approvals can be submitted through the national, mutual recognition or decentralized procedures. For marketing authorizations submitted through the centralized procedure, the EMA is responsible. The EMA advises the European Commission in relation to decisions on marketing authorizations.

Reimbursement in the European Union is typically controlled by statutory stipulations and controls on pharmaceutical pricing. Healthcare is broadly divided into public and private health. Products that are not to be supplied through the countries’ public health services are typically less subject to price controls. All medicines validly prescribed on a public health prescription are in principle reimbursed from that country’s public funds.

In many European Union member states and signatories, a separate cost/benefit analysis may be required or requested (not a legal requirement) in order for prescribed products to be reimbursed. In the United Kingdom, most new medicines undergo an assessment by the NICE, which will issue guidance on if and how to use the product in the National Health Service (the “NHS”), in England and Wales. This decision is largely based on the opinion of NICE regarding clinical effectiveness and cost effectiveness relative to alternative therapies. NICE appraisals follow a comprehensive and inclusive process including consultations with and contributions from stakeholders. Clinicians are expected to take NICE’s guidance into account when making prescribing decisions. Where NICE issues a positive recommendation, NHS bodies are required to make funding available to cover the cost of the product as a treatment option, consistent with NICE’s guidance. In contrast, products which are not recommended by NICE are generally not funded on a routine basis.

In the United States, in recent years, Congress has considered reductions in Medicare reimbursement levels for drugs administered by physicians. CMS also has authority to revise reimbursement rates and to implement coverage restrictions for some drugs. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price Midatech can receive for those products. While Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Affordable Care Act”). This law substantially changes the way healthcare is financed by both governmental and private insurers in the United States, and significantly impacts the pharmaceutical industry. The Affordable Care Act is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms. The Affordable Care Act expanded manufacturers’ rebate liability under the Medicaid program from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well; increased the minimum Medicaid rebate due for most innovator drugs in general from 15.1% of average manufacturer price to 23.1% of average manufacturer price; and capped the total rebate amount for innovator drugs at 100% of average manufacturer price. The Affordable Care Act and subsequent legislation also changed the definition of AMP. The Affordable Care Act requires pharmaceutical manufacturers of branded prescription drugs to pay a branded prescription drug fee to the federal government. Each such manufacturer pays a prorated share of the branded prescription drug fee of $3.0 billion in 2015, based on the dollar value of its branded prescription drug sales to certain federal programs identified in the law. Substantial new provisions affecting compliance have also been enacted, which may affect Midatech’s business practices with healthcare practitioners if its product candidates are approved and marketed in the United States. The Affordable Care Act also expanded the 340B program to include additional types of covered entities.

It appears likely that the Affordable Care Act will continue the pressure on pharmaceutical pricing, especially under the Medicare and Medicaid programs, and may also increase regulatory burdens and operating costs.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. Beginning April 1, 2013, Medicare payments for all items and services, including drugs and biologics, were reduced by 2% under the sequestration (i.e., automatic spending reductions) required by the Budget Control Act of 2011, as amended by the American Taxpayer Relief Act of 2012. The Bipartisan Budget Act of 2013 extended the 2% reduction to 2023, and the Protecting Access to Medicare Act of 2014 extended the 2% reduction, on average, to 2024. If Congress does not take action in the future to modify these sequestrations, Medicare Part D plans could seek to reduce their negotiated prices for drugs. Other legislative or regulatory cost containment provisions, as described below, could have a similar effect.

Midatech cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on its products or product candidates, if any, may be.

Midatech is subject to environmental laws and regulations in the United Kingdom, the European Union, and the United States that govern the use, storage, handling and disposal of hazardous materials and other waste products.

Midatech is subject to English law, the European Union’s laws and regulations, and European Union and United States environmental laws and regulations governing the use, storage, handling and disposal of hazardous materials and other waste products. Midatech has health and safety policies and procedures in place to assess the risks associated with use of hazardous materials, and the assessment includes information for employees on how the substances should be used to avoid contamination of the environment and inadvertent exposure to themselves and their colleagues. Despite its precautions for handling and disposing of these materials, Midatech cannot eliminate the risk of accidental contamination or injury. In the event of a hazardous waste spill or other accident, Midatech could be liable for damages, penalties or other forms of censure. If Midatech fails to comply with any laws or regulations, or if an accident occurs, Midatech may have to pay significant penalties and may be held liable for any damages that result. This liability could exceed Midatech’s financial resources and could harm its reputation. Midatech may also have to incur significant additional costs to comply with current or future environmental laws and regulations. Midatech’s failure to comply with any government regulation applicable to its laboratory and the materials used in its laboratory may adversely affect its ability to develop, produce, market or partner any products it may commercialize or develop.

Midatech’s success depends in part on its ability to protect its rights in its intellectual property, which cannot be assured.

Midatech’s success and ability to compete effectively are in large part dependent upon exploitation of proprietary technologies and products that Midatech has developed internally or through joint ventures or has acquired or in- licensed. To date, Midatech has relied on copyright, trademark and trade secret laws, as well as confidentiality procedures, non-compete and/or work for hire invention assignment agreements and licensing arrangements with its employees, consultants, contractors, customers and vendors, to establish and protect its rights to its technology and, to the best extent possible, control the access to and distribution of its technology, software, documentation and other proprietary information, all of which offer only limited protection. Where Midatech has the right to do so under its agreements, it seeks to protect its proprietary position by filing patent applications in the United States, the United Kingdom and worldwide related to its novel technologies and products that are important to its business. The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of Midatech’s patents, including those patent rights licensed to Midatech by third parties, are highly uncertain. There can be no assurance that:

•
the scope of Midatech’s patents provides and will provide Midatech with exclusivity with respect to any or all of its products and technologies, as well as any other technologies and/or products that address the same problems as Midatech’s technologies and products by a different means, whether in the same manner as Midatech or not;

•	pending or future patent applications will be issued as patents;

•
Midatech’s patents, and/or those patents to which Midatech is licensed, are and will remain valid and enforceable and will not be subject to invalidity or revocation proceedings and that such proceedings will not result in a complete or partial loss of rights;

•
Midatech’s entitlement to exploit patents from time to time (including patents registered solely in Midatech or its affiliates’ name or in the joint names of Midatech or an affiliate and a third party or patents which are licensed to Midatech) is and will be sufficient to protect Midatech’s core intellectual property rights against third parties, its commercial activities from competition or to support comprehensively its ability to develop and market its proposed products either now or in the future;

•
the lack of any particular patents or rights to exploit any particular patents, and the scope of Midatech’s patents, will not have a material adverse effect on Midatech’s ability to develop and market its proposed products, either now or in the future;

•
Midatech has or will have the resources to pursue any infringer of: (i) patents registered in its name (whether solely or jointly with a third party) from time to time; or (ii) patents licensed to Midatech where Midatech or an affiliate has the financial responsibility to bring such infringement actions pursuant to the relevant license agreement;

•	Midatech will develop technologies or products which are patentable, either alone or in conjunction with third parties;

•
the ownership, scope or validity of any patents registered in Midatech’s name (either solely or jointly) from time to time will not be challenged by third parties, including parties with whom Midatech, or any affiliate, has entered into collaboration projects or co-ownership arrangements and that any such challenge will not be successful;

•
any patent or patent application owned solely or jointly by Midatech will not be challenged on grounds that Midatech failed to identify the correct inventors or that Midatech failed to comply with its duty of disclosure to the United States Patent and Trademark Office or any equivalent office in a foreign jurisdiction having a disclosure requirement;

•
any issued patent in Midatech’s sole or joint name from time to time will not be challenged in one or more post-grant proceedings, including but not limited to inter partes review, derivation proceedings, interferences, and that like; and that any such challenge will not result in a complete or partial loss of rights to such issued patent or patents;

•
any patent applications in Midatech’s sole or joint name from time to time will not be opposed by any third party, including parties to collaboration, co-existence and any other contractual relationship with Midatech or any of its members;

•
the license agreements between Midatech and third parties are and will be valid and subsisting in the future or until their expiry dates, and that Midatech has complied with its contractual obligations under the license agreements;

•	all intellectual property capable of being commercialized that is or has been generated pursuant to collaboration agreements between Midatech and third parties will be or has been identified;

•
all intellectual property generated pursuant to collaboration agreements and to which Midatech has a contractual entitlement or generated by employees has been lawfully assigned into Midatech’s sole name (or to one of its subsidiaries);

•
in respect of all intellectual property generated pursuant to a collaboration agreement between Midatech and a third party to which Midatech and that third party have a joint contractual entitlement, that such intellectual property has been lawfully assigned into joint names and the rights between Midatech and that third party are properly regulated by a co-ownership agreement; and

•
beyond contractual warranties, the licensors of intellectual property to Midatech or affiliate own the relevant patents and that those patents have not and will not be the subject of, or subject to, infringement, invalidity or revocation actions.

The steps Midatech has taken to protect its proprietary rights may not be adequate to preclude misappropriation of its proprietary information or infringement of its intellectual property rights, both inside and outside of the United Kingdom and United States. The rights already granted under any of Midatech’s currently issued patents and those that may be granted under future issued patents may not provide Midatech with the proprietary protection or competitive advantages it is seeking. If Midatech is unable to obtain and maintain patent protection for its technology and products, or if the scope of the patent protection obtained is not sufficient, Midatech’s competitors could develop and commercialize technology and products similar or superior to Midatech, and Midatech’s ability to successfully commercialize Midatech’s technology and products may be adversely affected.

With respect to patent rights, Midatech does not know whether any of the pending patent applications for any of its licensed compounds will result in the issuance of patents that protect its technology or products, or which will effectively prevent others from commercializing competitive technologies and products. Although Midatech has a number of issued patents covering its technology, its pending applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Further, the examination process may require Midatech to narrow the claims, which may limit the scope of patent protection that may be obtained. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patents that Midatech owns or has licensed from third parties may be challenged in the courts or patent offices in the European Union, United Kingdom, the United States and other foreign jurisdictions. Overall, such challenges may result in the loss of patent protection, the narrowing of claims in such patents, or the invalidity or unenforceability of such patents, which could limit Midatech’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for its technology and products. Protecting against the unauthorized use of Midatech’s patented technology, trademarks and other intellectual property rights is expensive, difficult and may in some cases not be possible. In some cases, it may be difficult or impossible to detect third party infringement or misappropriation of Midatech’s intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult.

The patent prosecution process is expensive and time-consuming, and Midatech may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that Midatech will fail to identify patentable aspects of inventions made in the course of its development and commercialization activities before it is too late to obtain patent protection on them. Further, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Midatech expects to seek extensions of patent terms where they are available in any countries where it is prosecuting patents. However, the applicable authorities, including the FDA in the United States, and any equivalent regulatory authority in other countries, may not agree with Midatech’s assessment of whether such extensions are available, and may refuse to grant extensions to its patents, or may grant more limited extensions than it requests. If this occurs, Midatech’s competitors may be able to take advantage of its investment in development and clinical trials by referencing its clinical and preclinical data and launch their product earlier than might otherwise be the case. Changes in either the patent laws or interpretation of the patent laws in the European Union, the United Kingdom, the United States and other countries may diminish the value of Midatech’s patents or narrow the scope of its patent protection. The laws of foreign countries may not protect Midatech’s rights to the same extent as the laws of the United Kingdom or the United States, and these foreign laws may also be subject to change. Publication of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications typically are not published until 18 months after filing or, in some cases, not at all. Therefore, Midatech cannot be certain that it was the first to make the inventions claimed in its owned or licensed patents or pending patent applications, or that it was the first to file for patent protection of such inventions.

Previously, in the United States, assuming the other requirements for patentability are met, the first to make the claimed invention was entitled to the patent. Outside the United States, the first to file a patent application is entitled to the patent. In March 2013, the United States transitioned to a “first to file” system in which the first inventor to file a patent application will be entitled to the patent. Under either the previous or current system, third parties will be allowed to submit prior art prior to the issuance of a patent by the United States Patent and Trademark Office, and may become involved in opposition, derivation, reexamination, inter-partes review or interference proceedings challenging Midatech’s patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, Midatech’s patent rights, which could adversely affect its competitive position with respect to third parties.

Midatech’s commercial success depends, in part, upon Midatech not infringing intellectual property rights owned by others.

Although Midatech believes that it has a proprietary platform for its technologies and products, Midatech cannot determine with certainty whether any existing third party patents or the issuance of any third party patents in the future would require it to alter its technology, obtain licenses or cease certain activities. Midatech may become subject to claims by third parties that its technology infringes their intellectual property rights, in which case it will have no option other than to defend the allegation, which may be possible to resolve through negotiation or which might result in court proceedings. An adverse outcome in any of these circumstances is that Midatech might be subject to significant liabilities, be required to cease using a technology or to pay license fees (both prospectively and retrospectively); and may be subject to the payment of significant damages. Midatech could incur substantial costs in any litigation or other proceedings relating to patent rights, even if it is resolved in Midatech’s favor. If the proceedings occur in the United States, it is likely that Midatech will be responsible for its own legal costs, no matter the outcome of the litigation. In contrast, in the United Kingdom, the losing party typically is ordered to pay the winning party’s costs, although it is rare to have a complete recovery of all costs from the losing side. Some of Midatech’s competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than Midatech can because of their substantially greater resources. In addition, uncertainties or threatened or actual disputes relating to any patent, patent application or other intellectual property right (including confidential information) could have a material adverse effect on Midatech’s ability to market a product, enter into collaborations in respect of the affected products, or raise additional funds.

The policing of unauthorized use of Midatech’s patented technologies and products is difficult and expensive. There can be no assurance that the steps Midatech takes will prevent misappropriation of, or prevent an unauthorized third party from obtaining or using, the technologies, know-how and products Midatech relies on. In addition, effective protection may be unavailable or limited in some jurisdictions. Any misappropriation of Midatech’s proprietary technology, products and intellectual property could have a negative impact on Midatech’s business and its operating results. Litigation may be necessary in the future to enforce or protect Midatech’s rights or to determine the validity or scope of the proprietary rights of others. Litigation could cause Midatech to incur substantial costs and divert resources and management attention away from its daily business and there can be no guarantees as to the outcome of any such litigation. In addition, a defendant in any such litigation may counterclaim against Midatech, resulting in additional time and expense to defend against such a counterclaim, which defense may not be successful.

Midatech may become involved in lawsuits to protect or enforce its intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe Midatech’s patents or misappropriate or otherwise violate its intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend Midatech’s intellectual property rights, to protect its trade secrets or to determine the validity and scope of its own intellectual property rights or the proprietary rights of others. This can be expensive and time consuming. Many of Midatech’s current and potential competitors have the ability to dedicate substantially greater resources to defend their intellectual property rights than it can. Accordingly, despite Midatech’s efforts, it may not be able to prevent third parties from infringing upon or misappropriating its intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm Midatech’s business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to Midatech is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that Midatech’s patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of Midatech’s patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Midatech’s confidential information could be compromised by disclosure during this type of litigation.

Third parties may initiate legal proceedings alleging that Midatech is infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of Midatech’s business.

Midatech’s commercial success depends upon Midatech’s ability and the ability of its collaborators to develop, manufacture, market and sell its product candidates, and to use its proprietary technologies without infringing the proprietary rights of third parties. Midatech may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to its products and technology. Third parties may assert infringement claims against Midatech based on existing patents or patents that may be granted in the future. If Midatech is found to infringe a third party’s intellectual property rights, it could be required to obtain a license from such third party to continue developing and commercializing its products and technology. However, Midatech may not be able to obtain any required license on commercially reasonable terms or at all. Even if Midatech is able to obtain a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to it. Midatech could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, in any such proceeding or litigation, Midatech could be found liable for monetary damages. A finding of infringement could prevent Midatech from commercializing its products or product candidates or force it to cease some of its business operations, which could materially harm its business. Any claims by third parties that Midatech has misappropriated their confidential information or trade secrets could have a similar negative impact on its business.

Midatech may be subject to claims that its employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of Midatech’s employees, including its senior management, were previously employed at other biotechnology or pharmaceutical companies. Some of these employees, including members of Midatech’s senior management, executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although Midatech tries to ensure that its employees do not use the proprietary information or know-how of others in their work for Midatech, Midatech may be subject to claims that it or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Midatech is not aware of any threatened or pending claims related to these matters or concerning the agreements with its senior management, but in the future litigation may be necessary to defend against such claims. If Midatech fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. Even if Midatech is successful in defending against such claims, litigation could result in substantial costs and be a potential distraction to management.

If Midatech were unable to protect the confidentiality of its trade secrets, its business and competitive position could be harmed.

In addition to seeking patents for some of Midatech’s technology and products, Midatech also relies on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain its competitive position. Midatech seeks to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as its employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. Midatech also enters into confidentiality and invention or patent assignment agreements with its employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose Midatech’s proprietary information, including Midatech’s trade secrets, and Midatech may not be able to obtain adequate remedies for such breaches. In addition, a court may determine that Midatech failed to take adequate steps to protect its trade secrets, in which case it may not be possible to enforce its trade secret rights. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some may be less willing or unwilling to protect trade secrets. If any of Midatech’s trade secrets were to be lawfully obtained or independently developed by a competitor, Midatech would have no right to prevent such competitor from using that technology or information to compete with it, which could harm Midatech’s competitive position.

Midatech may face product liability claims stemming from its products.

In carrying out its activities, Midatech may potentially face contractual and statutory claims, or other types of claims from customers, suppliers and/or investors. In addition, Midatech is exposed to potential product liability risks that are inherent in the research, development, production and supply of its products. Subjects enrolled in Midatech’s clinical trials, consumers, healthcare providers or other persons administering or selling products based on Midatech’s and its collaborators’ technology may be able to bring claims against Midatech based on the use of such products. If Midatech cannot successfully defend itself against claims that its product candidates or products caused injuries, Midatech could incur substantial costs and liabilities. Irrespective of their merits or actual outcome, liability claims may result in:

•	decreased demand for any product candidates or product that Midatech may develop;

•	termination of clinical trial sites or entire trial programs;

•	significant negative media attention and injury to Midatech’s reputation;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial subjects or patients;

•	loss of revenue;

•	diversion of management and scientific resources from Midatech’s business operations; and

•	the inability to commercialize any products that Midatech may develop.

Midatech has obtained product liability insurance coverage with a £8.0 million annual aggregate coverage. Midatech’s insurance coverage may not be sufficient to cover all of its product liability related expenses or losses and may not cover it for any expenses or losses it may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, Midatech may not be able to maintain insurance coverage at a reasonable cost, in sufficient amounts or upon adequate terms to protect it against losses due to product liability. If Midatech determines that it is prudent to increase its product liability coverage based on sales of its products, Midatech may be unable to obtain this increased product liability insurance on commercially reasonable terms or at all. Large judgments have been awarded in class action or individual lawsuits based on drugs that had unanticipated side effects, including side effects that may be less severe than those of Midatech’s products. A successful product liability claim or series of claims brought against Midatech could cause the price of the Ordinary Shares and/or Depositary Shares to decline and, if judgments exceed Midatech’s insurance coverage, could decrease its cash and have a material adverse effect its business, results of operations, financial condition and prospects.

Midatech’s products may be faced with recalls.

Midatech may be faced with the necessity of recalling one or more products or batches of products from the market. This necessity may also occur if no de facto product property exists that makes a recall obligatory, in particular a side effect or defect, but rather if such a property is merely suspected of being present. A recall may result in loss of revenue, damage to reputation and consequential fall in cash flow, among other things. Affected products could not be sold any longer, and moreover, trust among, in particular, doctors and patients could be affected, which could lead to reductions in sales or profits. Further, options for refinancing on the capital market could be negatively affected or even excluded.

Midatech relies on third parties to conduct its preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, Midatech may not be able to obtain regulatory approval for or commercialize its product candidates and its business could be substantially harmed.

Midatech is, and may continue to be, reliant on other parties for the successful development and commercialization of many of its products. Midatech relies upon CROs for the conduct of its clinical studies. Midatech relies on these parties for execution of its preclinical and clinical trials, and controls only certain aspects of their activities. Nevertheless, Midatech is responsible for ensuring that each of its studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and Midatech’s reliance on the CROs or collaboration partners does not relieve it of its regulatory responsibilities. Midatech also relies on third parties to assist in conducting its preclinical studies in accordance with Good Laboratory Practices and requirements with respect to animal welfare. Midatech and its CROs or collaboration partners are required to comply with Good Clinical Practices (“GCP”), which are regulations and guidelines enforced by the MHRA, the FDA, the EMA and comparable foreign regulatory authorities for all of its products in clinical development. Regulatory authorities enforce these GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If Midatech or any of its CROs or partners fail to comply with applicable GCP, the clinical data generated in Midatech’s clinical trials may be deemed unreliable and the EMA, the MHPA, the FDA or comparable foreign regulatory authorities may require Midatech to perform additional clinical trials before approving its marketing applications. Midatech cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of its clinical trials comply with GCP requirements. In addition, Midatech’s clinical trials must be conducted with product produced under cGMP requirements. Failure to comply with these regulations may require Midatech to repeat preclinical and clinical trials, which would delay the regulatory approval process.

Midatech’s CROs are not its employees, and except for remedies available to it under such agreements with such CROs, Midatech cannot control whether or not they devote sufficient time and resources to its on-going clinical, nonclinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Midatech’s clinical protocols, regulatory requirements or for other reasons, then Midatech’s clinical trials may be extended, delayed or terminated and it may not be able to obtain regulatory approval for or successfully commercialize its product candidates. As a result, Midatech’s results of operations and the commercial prospects for its product candidates would be harmed, its costs could increase and its ability to generate revenues could be delayed.

Because Midatech has relied on third parties, its internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to Midatech’s standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third party service providers requires Midatech to disclose its proprietary information to these parties, which could increase the risk that this information will be misappropriated. Midatech currently has a small number of employees, which limits the internal resources it has available to identify and monitor its third party providers. To the extent it is unable to identify and successfully manage the performance of third party service providers in the future, Midatech’s business may be adversely affected. Though Midatech carefully manages its relationships with its CROs, there can be no assurance that it will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on Midatech’s business, financial condition and prospects.

Midatech is dependent on third party suppliers, and if it experiences problems with any of these third parties, the manufacturing of its product candidates or products could be delayed, which could harm its results of operations.

Midatech is also dependent upon certain qualified suppliers, of which there are a limited number, for the supply of raw materials, components and manufacturing equipment. Thus, the success of Midatech’s business may be adversely affected by the underperformance of third parties, exploitation by third parties of Midatech’s commercial dependence and by unforeseen interruptions to third parties’ businesses. Although the existence of several alternative suppliers for each function mitigates the risks associated with this dependence, as does the availability of commercial insurance in respect of the impact of accidental events, the failure of a third party to properly to carry out their contractual duties or regulatory obligations would be disruptive to Midatech’s business. Further, any action taken by a third party that is detrimental to Midatech’s reputation could have a negative impact on Midatech’s ability to register its trademarks and/or market and sell its products.

In the future, Midatech intends to license certain of its products to other companies for later stages of development and subsequent marketing, and consequently Midatech will be increasingly reliant on securing and retaining such partners once its products advance through the development process. There can be no assurance that Midatech will be able to secure such partners or that, once secured, Midatech’s partners will continue to make the necessary and timely investments in its products to complete their development in the expected time and achieve commercial success.

Midatech is exposed to risks related to its partnerships in joint ventures.

Midatech participates in, and may expand through, joint ventures, most notably its joint venture with MonoSol Rx LLC to commercialize a transbuccal insulin delivery system. There are certain risks associated with joint venture partners, including the risk that joint venture partners may:

•
have economic or business interests or goals that are inconsistent with those of Midatech and be in a position to take or influence actions contrary to Midatech’s interests and plans, which may create impasses on decisions and affect Midatech’s ability to implement its strategies;

•	veto proposals in respect of joint venture operations;

•	be unable or unwilling to fulfill their obligations under the joint venture or other agreements; or

•	experience financial or other difficulties.

In addition, Midatech is currently entitled to 50% of the economic interest in the MonoSol Rx LLC joint venture. According to the terms of the agreement, in the event of certain specified circumstances in relation to the development of products, either party may subsequently become entitled to either 66% or 75% of the economic interest of the joint venture. Any joint venture arrangements may expose Midatech to the risk that disputes develop between Midatech and joint venture partners, with any litigation or arbitration resulting from any such disputes increasing the Midatech’s expenses and distracting management resources. In addition, there can be no assurance that Midatech will always have a controlling interest in any joint venture in which it currently participates or into which it may enter in the future. As such, joint ventures may disproportionately divert financial and management resources, which may have a material adverse effect on Midatech’s business, financial condition, operating results or prospects.

Midatech’s counterparties may become insolvent.

There is a risk that parties with whom Midatech trades or has other business relationships with (including partners, joint venturers, customers, suppliers, subcontractors and other parties) may become insolvent. This may be due to general economic conditions or factors specific to that company. In the event that a party with whom Midatech trades becomes insolvent, this could have an adverse impact on the revenues and profitability of Midatech.

Midatech may lose its sterile production license and may encounter unexpected difficulties in the scale-up of production to viable clinical trial or commercialization levels.

Midatech completed a major upgrade of its infrastructure in Spain in September 2014 by integrating a separated sterile production unit within the manufacturing containment area. Through integrating the separated sterile production unit within the manufacturing facility, Midatech can produce clinical candidate compounds under sterile conditions, allowing Midatech to clinically test and evaluate candidate gold nanoparticles-based cancer therapies, which are administered by intravenous injection. The Spanish regulatory authority has inspected the manufacturing facility and has granted the required sterile production licenses and updated cGMP license for European compliance. If the Spanish regulatory authority were to revoke the requisite licenses, Midatech may need to outsource its requirements of the sterile production and cGMP manufacturing, which will increase Midatech’s reliance on third parties to manufacture the candidate compounds to the required standards, and will be therefore be at risk of underperformance and unforeseen interruptions, which could adversely affect Midatech’s business and financial performance.

Because of the complex nature of Midatech’s product candidates, it may not be able to manufacture the product candidates in a timely manner at cost or in quantities necessary to successfully commercialize Midatech’s products. Certain of Midatech’s product candidates have historically only been manufactured in small quantities. Later stage development and commercial supply of such products will require Midatech to scale up the manufacture of its products. There can be no assurance that this can be successfully completed or that, if completed, it will result in commercially acceptable manufacturing costs.

Midatech’s relationships with customers and third party payors are subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose it to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third party payors play a primary role in the recommendation and prescription of any of Midatech’s products or any product candidate for which Midatech obtains marketing approval. Midatech’s arrangements with third party payors and customers exposes it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which it markets, sells and distributes its products for which it obtains marketing approval. For example, in the United States, restrictions under applicable federal and state healthcare laws and regulations include the following:

•
the federal healthcare anti-kickback statute prohibits any person from, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchasing, leasing, ordering or arranging for or recommending of any good or service for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand, and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly and practices that involve remuneration to those who prescribe, purchase, or recommend pharmaceutical and biological products, including certain discounts, or engaging consultants for as speakers or consultants, may be subject to scrutiny if they do not fit squarely within the exemption or safe harbor. Midatech’s practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability. Moreover, there are no safe harbors for many common practices, such as educational and research grants or patient assistance programs;

•
the federal civil False Claims Act imposes civil penalties, and provides for whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment of government funds that are false or fraudulent, or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government, or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. In recent years, several pharmaceutical and other healthcare companies have faced enforcement actions under the federal False Claims Act for, among other things, allegedly submitting false or misleading pricing information to government health care programs and providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have faced enforcement actions for causing false claims to be submitted because of the company’s marketing the product for unapproved, and thus non-reimbursable, uses. In addition, violation of the federal anti-kickback statute may be actionable under the federal civil False Claims Act. Criminal prosecution is possible for making or presenting a false or fictitious or fraudulent claim to the federal government;

•
the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act, among other things, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HIPAA also prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services;

•
the federal Physician Payment Sunshine Act, being implemented as the Open Payments Program, requires certain manufacturers of drugs, devices, biologics and medical supplies to engage in extensive tracking of payments and other transfers of value to physicians and teaching hospitals, including physician ownership and investment interests, and to publicly report such data. Pharmaceutical and biological manufacturers with products for which payment is available under Medicare, Medicaid or the State Children’s Health Insurance Program started tracking such payments in August 2013, and must submit a report on or before the 90th day of each calendar year disclosing reportable payments made in the previous calendar year; and

•
analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by nongovernmental third party payors, including private insurers. Several states also require pharmaceutical companies to report expenses relating to the marketing and promotion of pharmaceutical products in those states and to report gifts and payments to individual health care providers in those states. Some of these states also prohibit certain marketing-related activities, including the provision of gifts, meals, or other items to certain health care providers. In addition, several states require pharmaceutical companies to implement compliance programs or marketing codes.

Midatech, through Midatech US, has initiated participation in the federal Medicaid Rebate Program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs, in connection with the sale of Soltamox and would anticipate participating in these programs with respect to future pharmaceutical products, including Oravig. Though to date invoices for rebates have not been material, under the Medicaid rebate program, Midatech anticipates paying a rebate to each state Medicaid program for its products that are reimbursed by those programs. Federal law requires that any company that participates in the Medicaid rebate program extend comparable discounts to qualified purchasers under the Public Health Service Act pharmaceutical pricing program, which requires Midatech to sell its products to certain customers at prices lower than Midatech otherwise might be able to charge. If products are made available to authorized users of the Federal Supply Schedule, additional pricing laws and requirements apply. Pharmaceutical companies have been prosecuted under federal and state false claims laws in connection with allegedly inaccurate information submitted to the Medicaid Rebate Program or for knowingly submitting or using allegedly inaccurate pricing information in connection with federal pricing and discount programs.

Pricing and rebate calculations vary among products and programs. The calculations are complex and may be subject to interpretation by Midatech or its contractors, governmental or regulatory agencies and the courts. Midatech’s methodologies for calculating these prices could be challenged under false claims laws or other laws. Midatech or its contractors could make a mistake in calculating reported prices and required discounts, revisions to those prices and discounts, or determining whether a revision is necessary, which could result in retroactive rebates (and interest, if any). Governmental agencies may also make changes in program interpretations, requirements or conditions of participation, some of which may have implications for amounts previously estimated or paid. If this were to occur, Midatech could face, in addition to prosecution under federal and state false claims laws, substantial liability and civil monetary penalties, exclusion of Midatech’s products from reimbursement under government programs, criminal fines or imprisonment or the entry into a corporate integrity agreement, deferred prosecution agreement, or similar arrangement.

In the United Kingdom and other European Union member states, comparable regulations and laws exist in order to maintain a fair healthcare market. The United Kingdom Bribery Act 2010 may also have jurisdiction in relation to unlawful payments or kickbacks in the United Kingdom and elsewhere.

Efforts to ensure that Midatech’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Midatech’s business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Midatech’s operations, including activities conducted by Midatech’s sales team in the promotion of Midatech’s licensed or co-promoted products, are found to be in violation of any of these laws or any other governmental regulations that may apply to us, Midatech may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid in the United States, and the curtailment or restructuring of Midatech’s operations. If any of the physicians or other providers or entities with whom Midatech expects to do business is found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

If Midatech is unable to retain and recruit qualified scientists or if any of its key executives, key employees or key consultants discontinues his or her employment or consulting relationship with us, this may delay its development efforts or otherwise harm its business.

Midatech’s future development and prospects depend to a large degree on the experience, performance and continued service of its senior management team, including members of its Board of Directors. Midatech has invested in its management team at all levels. Midatech has entered into contractual arrangements with its directors and senior management team with the aim of securing the services of each of them. However, retention of these services or the identification of suitable replacements cannot be guaranteed. There can be no guarantee that the services of the current directors and senior management team will be retained, or that suitably skilled and qualified individuals can be identified and employed, which may adversely impact Midatech’s ability to develop its technologies and/or provide its services at the time requested by its customers or its ability to market its services and technologies, and otherwise to grow its business, could be impaired. The loss of the services of any of the directors or other members of the senior management team and the costs of recruiting replacements may have a material adverse effect on Midatech and its commercial and financial performance.

The ability to continue to attract and retain employees with the appropriate expertise and skills also cannot be guaranteed. Finding and hiring any additional personnel and replacements could be costly and might require Midatech to grant significant equity awards or other incentive compensation, which could adversely impact its financial results, and there can be no assurance that Midatech will have sufficient financial resources to do so. Effective product development and innovation, upon which Midatech’s success is dependent, is in turn dependent upon attracting and retaining talented technical and scientific personnel, who represent a significant asset and serve as the source of Midatech’s technological and product innovations. If Midatech is unable to hire, train and retain such personnel in a timely manner, the development and introduction of Midatech’s products could be delayed and its ability to sell its products and otherwise to grow its business will be impaired and the delay and inability may have a detrimental effect upon the performance of Midatech.

Midatech’s employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on its business.

Midatech is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with applicable regulations, provide accurate information to regulatory authorities, comply with manufacturing standards, comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to Midatech. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Midatech’s reputation. Midatech has adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions Midatech has taken to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Midatech and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business and results of operations, including the imposition of significant fines or other sanctions.

Unexpected facility shutdowns or system failures may occur and Midatech’s disaster recovery plans may not be sufficient.

Midatech depends on the performance, reliability and availability of its properties, plant, machinery, laboratory equipment and information technology systems. Midatech may not be able to access its facilities as a result of events beyond its control, such as extreme weather conditions, flood, fire, theft, terrorism and acts of God. Any damage to or failure of its equipment and/or systems could also result in disruptions to Midatech’s operations. A complete or partial failure of Midatech’s information technology systems, or those of its CROs and other third parties on which it relies, or corruption of data could result in Midatech being unable to access information that it needs in order to meet its obligations to its customers or a breach of confidentiality with respect to Midatech’s or its customers’ proprietary information. If such an event were to occur and cause interruptions in Midatech’s operations, it could result in a material disruption of its drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in Midatech’s regulatory approval efforts and significantly increase Midatech’s costs to recover or reproduce the data. Midatech’s disaster recovery plans may not adequately address every potential event and its insurance policies may not cover any loss in full or in part (including losses resulting from business interruptions) or damage that it suffers fully or at all. The occurrence of one or more of these events could have a material adverse effect on Midatech’s business, financial position, reputation or prospects, and might lead to a claim for damages.

Midatech’s business may be adversely affected by economic conditions and current economic weakness.

Any economic downturn either globally, regionally or locally in any country in which Midatech operates may have an adverse effect on the demand for Midatech’s products. A more prolonged economic downturn may lead to an overall decline in Midatech’s sales, limiting Midatech’s ability to generate a profit and positive cash flow. The markets in which Midatech offers its products are directly affected by many national and international factors that are beyond Midatech’s control, such as political, economic, currency, social and other factors.

Midatech is exposed to the risks of doing business internationally.

In addition to operations in the United States, Midatech also currently operates in a number of countries in Europe. Midatech’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to, risks regarding:

•	currency exchange rate fluctuations;

•	restrictions on repatriation of earnings;

•
efforts to develop an international sales, marketing and distribution organization, which may increase Midatech’s expenses, divert management’s attention from the acquisition or development of product candidates or cause it to forgo profitable licensing opportunities in these geographies;

•	unexpected changes in foreign laws and regulatory requirements, including pharmaceutical regulations;

•	difficulty of effective enforcement of contractual provisions in local jurisdictions;

•	inadequate intellectual property (including confidentiality) protection in foreign countries;

•	trade-protection measures, import or export licensing requirements and fines, penalties or suspension or revocation of export privileges; and

•	changes in a specific country’s or a region’s political or economic conditions, particularly in emerging markets.

The occurrence of any of these events or conditions could adversely affect Midatech’s ability to increase or maintain its operations in various countries.

Midatech has undertaken, and may in the future undertake, additional strategic acquisitions. Failure to integrate acquisitions could adversely affect Midatech’s value.

One of the ways Midatech has grown its pipeline and business is through strategic acquisitions, such as its recent acquisition of DARA and the acquisition of Zuplenz from Galena Biopharma. Midatech may, from time to time, evaluate additional acquisition opportunities, and may, in the future, strategically make further acquisitions of, and investments in, businesses and technologies when it believes the opportunity is advantageous to its prospects. There can be no assurance that in the future Midatech will be able to find appropriate acquisitions or investments. In connection with these acquisitions or investments, Midatech may:

•	issue stock that would dilute its stockholders’ percentage of ownership;

•	incur debt and assume liabilities; and

•	incur amortization expenses related to intangible assets or incur large and immediate write-offs.

Midatech also may be unable to find suitable acquisition candidates and may not be able to complete acquisitions on favorable terms, if at all. If Midatech does complete an acquisition, this may not ultimately strengthen its competitive position or ensure that it will not be viewed negatively by customers, financial markets or investors. Further, acquisitions, including the acquisition of DARA, could also pose numerous additional risks to Midatech’s operations, including:

•	problems integrating the purchased business, products or technologies, including the failure to achieve the expected benefits and synergies;

•	increases to Midatech’s expenses;

•	the failure to have discovered undisclosed liabilities of the acquired asset or company;

•	diversion of management’s attention from their day-to-day responsibilities;

•	harm to Midatech’s operating results or financial condition;

•	entrance into markets in which Midatech has limited or no prior experience; and

•	potential loss of key employees, particularly those of the acquired entity.

Midatech may not be able to complete one or more acquisitions or effectively integrate the operations, products or personnel gained through any such acquisition without a material adverse effect on its business, financial condition and results of operations.

Risks Related to Ownership of Midatech’s Securities

The price of each Ordinary Share has been subject to movements on the AIM Market and may continue to do so.

Each Depositary Share represents two Ordinary Shares. A public market has only recently been established for the Depositary Shares and such a market may not be sustained. Both the United States and United Kingdom stock markets have experienced significant volatility, including in pharmaceutical and biotechnology stocks. In particular, the closing price of Midatech’s Ordinary Shares on the AIM Market of the London Stock Exchange (“AIM”) has fluctuated between £1.50 and £3.20 between December 8, 2014 and December 31, 2015, and the closing price of Midatech’s Depositary Shares on NASDAQ has fluctuated between $4.16 and $7.35 between December 7, 2015 and December 31, 2015. The volatility of pharmaceutical and biotechnology stocks does not often relate to the operating performance of the companies represented by the stock. Other price fluctuations are, or may be, directly attributable to financial performance.

Factors that could cause volatility in the market price of each Ordinary Share and the Depositary Shares include:

•	the progress of preclinical development, laboratory testing and clinical trials of Midatech’s product candidates;

•	the results from Midatech’s clinical programs and any future trials Midatech may conduct;

•	developments in the clinical trials of potentially similar competitive products;

•	European Medicines Agency, U.S. Food and Drug Administration or international regulatory actions;

•	failure of any of Midatech’s product candidates, if approved, to achieve commercial success;

•	announcements of the introduction of new products by Midatech or its competitors;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	developments concerning intellectual property rights;

•	litigation or public concern about the safety of Midatech’s products;

•	market research and comments by securities analysts;

•	actual and anticipated fluctuations in Midatech’s operating results;

•	deviations in Midatech’s operating results from the estimates of securities analysts;

•	rumors relating to Midatech or its competitors;

•	additions or departures of key personnel;

•	third party reimbursement policies;

•	developments concerning current or future collaborations, strategic alliances, joint ventures or similar relationships; and

•	reviews of long-term values of Midatech’s assets, which could lead to impairment charges that could reduce Midatech’s earnings.

These and other external factors may cause the market price and demand for Depositary Shares or Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily buying and selling the securities and may otherwise negatively affect the liquidity of, the Depositary Shares or the Ordinary Shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of Midatech’s stockholders brought a lawsuit against Midatech, it could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of Midatech’s management.

Depositary Shares may not be as liquid as Ordinary Shares.

Some companies that have issued American Depositary Shares on United States stock exchanges have experienced lower levels of liquidity in their American Depositary Shares than is the case for their ordinary shares listed on their domestic exchange. There is a possibility that Depositary Shares may be less liquid than Ordinary Shares listed on AIM. In addition, investors may incur higher transaction costs when buying and selling Depositary Shares than they would incur in buying and selling common stock.

The rights of holders of Depositary Shares are not the same as the rights of holders of Ordinary Shares.

Midatech is a public limited company organized under the laws of England and Wales. The Depositary Shares represent a beneficial ownership interest in Ordinary Shares. The rights of holders of Depositary Shares will be governed by English law, Midatech’s constitutional documents, the listing rules of AIM (the “AIM Rules”), and the deposit agreement pursuant to which the Depositary Shares are issued. The rights and terms of the Depositary Shares are designed to replicate, to the extent reasonably practicable, the rights attendant to the Ordinary Shares, for which there is currently no active trading market in the United States. However, because of aspects of British law, Midatech’s constitutional documents and the terms of the deposit agreement, the rights of holders of Depositary Shares will not be identical to and, in some respects, may be less favorable than, the rights of holders of Ordinary Shares.

The market price of the Depositary Shares may not be identical, in U.S. dollar terms, to the market price of the Ordinary Shares.

While the market price of Depositary Shares typically fluctuates according to the market price of the Ordinary Shares and according to changes in the U.S. dollar and British pound sterling exchange rate, there is no guarantee that this relationship will be observed at all times, or at any time. The market price of Depositary Shares may differ from the market price of the Ordinary Shares in U.S. dollar terms for a number of reasons, including the relative liquidity of the Depositary Shares and Ordinary Shares.

You may not receive distributions on Ordinary Shares represented by Depositary Shares or any value for them if it is illegal or impractical to make them available to holders of Depositary Shares.

The depositary of the Depositary Shares has agreed to pay to you distributions with respect to cash or other distributions it or the custodian receives on Ordinary Shares or other deposited securities after deducting its agreed fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your Depositary Shares represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of Depositary Shares. Midatech has no obligation to take any other action to permit the distribution of its Depositary Shares, Ordinary Shares, rights or anything else to holders of its Depositary Shares. As a result, you may not receive the distributions made on Ordinary Shares or any value from them if it is illegal or impractical for Midatech to make them available to you. These restrictions may have a material adverse effect on the value of your Depositary Shares.

You may be subject to limitations on transfer of your Depositary Shares.

Your Depositary Shares are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your Depositary Shares generally when Midatech’s books or the books of the depositary are closed, or at any time if Midatech or the depositary deems it advisable to do so because of any requirement of law or government or governmental body, or under any provision of the deposit agreement, or for any other reason.

It may be difficult for you to bring any action or enforce any judgment obtained in the United States against Midatech or members of Midatech’s Board of Directors, which may limit the remedies otherwise available to you.

Midatech is incorporated as a public limited company in England and Wales and the majority of Midatech’s assets are located outside the United States. In addition, all of the members of the Midatech Board of Directors are nationals and residents of countries, including the United Kingdom, outside of the United States. Most or all of the assets of these individuals are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe your rights have been infringed under the securities laws or otherwise. In addition, a United Kingdom court may prevent you from enforcing a judgment of a U.S. court against Midatech or these individuals based on the securities laws of the United States or any state thereof. A United Kingdom court may not allow you to bring an action against Midatech or its directors based on the securities laws of the United States or any state thereof.

A significant number of Ordinary Shares (in form of Depositary Shares) are issuable pursuant to outstanding options and warrants assumed by Midatech in connection with the acquisition of DARA, and Midatech may sell additional Ordinary Shares in the future. Sales of these shares will dilute the interests of other security holders and may depress the price of the Ordinary Shares and Depositary Shares.

As of December 31, 2015, Midatech had 33,467,504 Ordinary Shares outstanding, of which 4,861,608 Ordinary Shares were represented by 2,430,804 Depositary Shares. As of December 31, 2015, there were 3,034,437 Ordinary Shares issuable upon the exercise of outstanding warrants assumed by Midatech in connection with the acquisition of DARA, with a weighted average exercise price of $9.67 per share, and 721,000 Ordinary Shares issuable upon the exercise of outstanding options assumed by Midatech in connection with the acquisition of DARA, with a weighted average exercise price of $7.62 per share.

In addition to the foregoing, Midatech may issue additional Ordinary Shares (and Depositary Shares underlying such Ordinary Shares), or other securities convertible into Ordinary Shares, from time to time to finance Midatech’s operations. Midatech may also issue additional shares in connection with stock options or restricted stock granted to our employees, officers, directors and consultants under Midatech’s equity compensation plans. The issuance of the securities underlying these instruments, or perception that issuance may occur, will have a dilutive impact on other stockholders and could have a material negative effect on the market price of our Ordinary Shares and Depositary Shares.

Midatech has no present intention to pay dividends on its Ordinary Shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of Depositary Shares appreciates.

Midatech has no present intention to pay dividends on its Ordinary Shares in the foreseeable future. Any determination by Midatech’s Board of Directors to pay dividends will depend on many factors, including its financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of the Depositary Shares falls in the foreseeable future and you sell your Depositary Shares, you will lose money on your investment, without the likelihood that this loss will be offset in part or at all by cash dividends.

Midatech is a “foreign private issuer” under the rules and regulations of the SEC and, as a result, is exempt from a number of rules under the Exchange Act and is permitted to file less information with the SEC than a company incorporated in the United States.

Midatech is incorporated as a public limited company in England and Wales and is deemed to be a “foreign private issuer” under the rules and regulations of the SEC. As a foreign private issuer, Midatech is exempt from certain rules under the Exchange Act that would otherwise apply if Midatech were a company incorporated in the United States, including:

•	the requirement to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies with securities registered under the Exchange Act;

•	the requirement to file financial statements prepared in accordance with GAAP;

•	the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations; and

•	the requirement to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information.

In addition, Midatech’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the related rules with respect to their purchases and sales of Ordinary Shares and Depositary Shares. Accordingly, you may receive less information about Midatech than you would receive about a public company incorporated in the United States and may be afforded less protection under the United States federal securities laws than you would be if Midatech were incorporated in the United States.

Additional reporting requirements may apply if Midatech loses its status as a foreign private issuer.

If Midatech loses its status as a foreign private issuer at some future time, then it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

As a foreign private issuer, Midatech is not required to comply with many of the corporate governance standards of NASDAQ applicable to companies incorporated in the United States.

The Midatech Board of Directors is required to maintain an audit committee comprised solely of three or more directors satisfying the independence standards of NASDAQ applicable to audit committee members. As a foreign private issuer, however, Midatech is not required to comply with most of the other corporate governance rules of NASDAQ, including the requirement to maintain a majority of independent directors, and nominating and compensation committees of its Board of Directors comprised solely of independent directors. Although the AIM Rules and the United Kingdom Corporate Governance Code have comparable requirements, holders of Depositary Shares may not be afforded the benefits of the corporate governance standards of NASDAQ to the same extent applicable to companies incorporated in the United States.

Midatech prepares its financial statements using the British pound sterling as its reporting currency.

Midatech uses the British pound sterling as its financial statement reporting currency. Midatech’s financial results reported in the British pound sterling may differ materially from its results if reported in U.S. dollars due to changes in the exchange rates of the British pound sterling, the U.S. dollar and the currencies of other countries in which Midatech does business. Future changes in currency exchange rates could have a material adverse effect on Midatech’s financial results.

Midatech is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its securities less attractive to investors.

Midatech is an “emerging growth company,” as defined under the Jumpstart Our Business Startups Act. Midatech will remain an “emerging growth company” for up to five years; provided, however, that if Midatech’s annual gross revenues exceed $1.0 billion, or its non-convertible debt issued within a three-year period or revenues exceeds $1 billion, or the market value of its common shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, Midatech would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, Midatech is not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, it has reduced disclosure obligations, including with regard to its audited financial statements and executive compensation, and it is exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Midatech identified a material weakness in its internal control over financial reporting, and any failure by Midatech to maintain an effective system of internal controls or provide reliable financial and other information in the future, investor may lose confidence in our financial statements and SEC filings.

The Sarbanes-Oxley Act requires, among other things, that Midatech maintain effective internal controls for financial reporting and disclosure controls and procedures. Midatech will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by management in its internal control over financial reporting.

A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from Midatech’s independent registered public accounting firm on the effectiveness of its internal control over financial reporting. However, for as long as Midatech remains an emerging growth company, it intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

In preparing its financial statements for the year ended December 31, 2015, Midatech identified a material weakness in the effectiveness of its internal controls over financial reporting, as described below in Part II “Item 15--Controls and Procedures.”  Specifically, Midatech identified the following material weakness in its internal control over financial reporting as of December 31, 2015:

•
The deficiency in the design and operating effectiveness of internal controls related to the accounting treatment for a non-routine, complex transaction relating to the fair value of share options and warrants assumed by Midatech being required to be treated as a derivative financial liability rather than as an equity instrument. The assumption of these options and warrants was associated with the acquisition of DARA.

The material weaknesses described above, or other material weaknesses or significant deficiencies Midatech may become aware of in the future, could result in Midatech determining that its controls and procedures are not effective in future periods or could result in a material misstatement of the consolidated financial statements that would not be prevented or detected.

Any failure to maintain effective internal controls over financial reporting could severely inhibit Midatech’s ability to accurately report its financial condition, results of operations or cash flows. If Midatech is unable to conclude that its internal control over financial reporting is effective, or if its independent registered public accounting firm determines it has a material weakness or significant deficiency in its internal control over financial reporting once that firm begin its Section 404 reviews, Midatech could lose investor confidence in the accuracy and completeness of its financial statements and reports, the market price of the Ordinary Shares and/or Depositary Shares could decline, and Midatech could be subject to sanctions or investigations by the NASDAQ, the SEC or other regulatory authorities. Failure to remedy any material weakness in its internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict Midatech’s future access to the capital markets.

Midatech is incurring increased costs as a result of operating as a public company, and management will be required to devote substantial time to new compliance initiatives.

As a public company in the United Kingdom and United States, Midatech is incurring significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after Midatech is no longer an “emerging growth company.” Midatech will be subject to the reporting requirements of the AIM Rules, the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and the NASDAQ Stock Market. Midatech’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, Midatech expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. For example, Midatech expect these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance and it may be required to incur substantial costs to maintain the sufficient coverage. The Company cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Midatech to attract and retain qualified persons to serve on its Board of Directors, its board committees or as executive officers.

Midatech intends to operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but the relevant tax authorities may treat it as also being a resident of another jurisdiction for tax purposes.

Midatech is a public limited company incorporated under the laws of England and Wales. Under current English law, the decisions of the English courts and the published practice of HM Revenue and Customs suggest that Midatech is likely to be regarded as being a United Kingdom resident and should remain so if, as Midatech intends that, (i) all major meetings of its Board of Directors and most routine meetings are held in the United Kingdom with a majority of directors present in the United Kingdom for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting Midatech and its subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of the directors of Midatech, together with supporting staff, are based in the United Kingdom; and (v) Midatech has permanent staffed office premises in the United Kingdom sufficient to discharge its functions.

Even if Midatech is considered by HM Revenue and Customs as resident in the United Kingdom for United Kingdom tax purposes, as expected, it would nevertheless not be treated as resident in the United Kingdom if (a) it were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the United Kingdom and (b) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction. Because this analysis is highly factual and may depend on future changes in Midatech’s management and organizational structure, there can be no assurance regarding the final determination of Midatech’s tax residence. Should Midatech be treated as resident for tax purposes in another jurisdiction other than the United Kingdom, it would be subject to taxation in such jurisdiction in accordance with such jurisdiction’s laws, which could result in additional costs and expenses.

ITEM 4.	INFORMATION ON THE COMPANY.

A.	History and Development of the Company

Overview

Midatech was originally formed as a limited liability company under the laws of England and Wales in 2000 under the name Midatech Limited. Midatech Limited acquired its base nanoparticle technology through an assignment of worldwide commercialization rights and joint ownership of patent rights from the Consejo Superior de Investigaciones Cientificas (“CSIC”) in Madrid, Spain. Midatech Limited subsequently advanced and developed this gold nanoparticle (“GNP”) platform technology to enhance the delivery of medicines in major therapeutic indications where clinical therapeutic options are limited, including diabetes and certain cancers such as liver, ovarian and brain (glioblastoma).

In 2011, Midatech Limited entered into a research and development joint venture with MonoSol Rx LLC (“MonoSol”), a U.S. based company specializing in the development and commercialization of oral dissolvable film technology, to form MidaSol Therapeutics GP (“MidaSol Therapeutics”). The joint venture is developing a novel transbuccal delivery, which means delivery administered through the cheek, of insulin product by incorporating Midatech’s patented GNPs into MonoSol’s oral film. Subject to certain specified circumstances, Midatech is entitled to 50% of the economic interest in the joint venture. This product is currently in Phase IIa clinical trials.

In addition to the MidaSol Therapeutics joint venture, Midatech is collaborating with universities, several pharmaceutical and biotechnology companies and the Dana-Faber Cancer Institute (an affiliate of Harvard Medical School), in addition to two major U.S. pharmaceutical companies and one European specialty pharmaceutical company.

Midatech Pharma PLC was incorporated on September 12, 2014 under the laws of England and Wales, to be the holding company of Midatech Limited and Midatech Wales, under registered number 09216368. On December 8, 2014, Midatech completed its initial public offering of its Ordinary Shares in the United Kingdom.

On December 8, 2014, Midatech acquired Midatech Wales (formerly known as Q Chip) and its subsidiaries in exchange for approximately 5.4 million Ordinary Shares. Founded in 2003 with the acquisition of core intellectual property around micro-fluidics from Cardiff University, Midatech Wales develops a complementary technology and products that allow sustained release of substances over extended periods of time. As well as developing products in its own right, Midatech considers that this technology will provide a platform to incorporate Midatech’s GNP compounds for sustained and extended release.

On December 4, 2015, Midatech acquired DARA and its subsidiaries pursuant to an Agreement and Plan of Merger entered into on June 4, 2015. As a result, DARA became a wholly owned subsidiary of Midatech, and was subsequently renamed Midatech US. For more information, see “Item 4.B — Business Overview—Acquisition of DARA BioSciences.”

On December 24, 2015, Midatech acquired Zuplenz® (ondansetron) Oral Soluble Film (“Zuplenz”), a marketed anti-emetic oral soluble film from Galena Biopharma, Inc. for the prevention of chemotherapy-induced nausea and vomiting, radiotherapy-induced nausea and vomiting, and post-operative nausea and vomiting. Midatech paid total up front consideration of $3.75 million in cash, with further cash payments, totaling up to $26 million, becoming payable if quarterly sales in calendar years 2016 and 2017 and annual sales from 2018 to 2022 exceed specified target sales relating to Zuplenz. For more information, see “Item 4.B — Business Overview—Acquisition of Zuplenz.”

Midatech’s principal executive office and registered offices are located at 65 Innovation Drive, Milton Park, Abingdon, Oxfordshire, United Kingdom OX14 4RQ and its telephone number is +44 (0)1235 888 303. Midatech’s corporate website is located at www.midatechpharma.com. Information contained on Midatech’s website is not part of, or incorporated in, this annual report. Midatech’s authorized representative in the United States is David Benharris, President of Midatech US. Midatech’s agent for service in the United States is Midatech US, located at 8601 Six Forks Road, Suite 160, Raleigh, North Carolina 27615. Midatech’s Ordinary Shares are traded on AIM, a market operated by the London Stock Exchange plc, under the symbol “MTPH,” and its Depositary Shares are traded on the NASDAQ Capital Market under the symbol “MTP.”

Capital Expenditures

Our capital expenditures amounted to £1.02 million, £1.03 million, and £0.05 million for the years ended December 31, 2015, 2014 and 2013, respectively.

For the year ended December 31, 2014, the principal expenditure related to an upgrade to the Group’s manufacturing facilities in Bilbao, Spain to enable the manufacture of sterile material for use in human clinical studies. Capital expenditure in the year ended December 31, 2015 included expenditures on three significant programs:

•	the fit-out and equipping of new laboratory and office facilities at the Group’s headquarters facility near Oxford, United Kingdom, costing £0.42 million;

•	an upgrade of the Group’s information technology infrastructure, including the acquisition of a new accounting and enterprise resource planning software, costing £0.14 million; and

•	ongoing development of commercial scale manufacturing equipment for the Group’s sustained release technology, costing £0.18 million.

B.	Business Overview

Business Overview

Midatech is an international specialty pharmaceutical company focused on the development and commercialization of multiple, high-value, target therapies for major diseases with unmet needs. Midatech’s strategy is to expand its U.S. commercial operations, develop its products (both in-house in rare cancers and with others for other indications) and accelerate the growth of its business through strategic acquisitions of complementary products and technology.

Midatech is currently commercializing the following oncology treatment and supportive care products through its United States subsidiary, Midatech U.S.:

•	Zuplenz® (ondansetron) Oral Soluble Film, the only FDA-approved oral soluble film indicated for CINV, RONV and PONV;

•	Gelclair® oral rinse gel, an FDA-cleared product indicated for the management and relief of pain due to oral mucositis;

•	Oravig® (miconazole), an orally dissolving buccal tablet approved for oral thrush; and

•	Soltamox®, an FDA-approved oral liquid solution of tamoxifen citrate, for the prevention of breast cancer.

In addition, the Alamo sales team also co-promotes (with Mission) two Mission products, Ferralet 90 (for anemia) and Aquoral (for dry mouth).

In Europe, Midatech is advancing a pipeline of clinical and preclinical product candidates based on its two proprietary drug delivery platforms, GNP platform technology and sustained release delivery platforms, with a clear focus on the key therapeutic areas of cancer, endocrine disorders (such as diabetes) and immunotherapy for autoimmune diseases.

Midatech’s core technology platform is based on a patented form of gold nanoparticles (“GNPs”), which are developed to improve key parameters of existing and new drugs. GNPs target individual cell types with specific targeting agents and deliver a therapeutic payload in the cell, while ensuring this can be achieved safely. Midatech believes that GNP technology represents the latest generation of nanomedicine and a fast growing sector within the nanomedicine market with demonstrated safety in the clinic to date.

Midatech’s secondary platform of sustained release technology (acquired through its acquisition of Q Chip Limited, a company incorporated under the laws of England and Wales, and since renamed Midatech Pharma (Wales) Limited (“Midatech Wales”)), involves the consistent and precise encapsulation of active drug compounds within polymer microspheres. The microspheres are designed to release the active drug compound into the body in a highly controlled manner over a prolonged period of time, from a number of weeks to three months and potentially longer. Midatech believes that sustained release technology provides the added capacity to sustain the optimal range of drug concentrations, which has wide medical applicability with diverse pharmaceutically active molecules.

Midatech is collaborating with a number of universities, specialty and major pharmaceutical companies to develop its platform technologies into a broad number of products in order to achieve a range of potential revenue opportunities within priority therapeutic areas. Collaboration partners include several pharmaceutical and biotechnology companies and the Dana-Farber Cancer Institute (an affiliate of Harvard Medical School). Furthermore, Midatech has a joint venture with MonoSol to develop and commercialize transbuccal delivery, which means the delivery administered through the cheek, of insulin for diabetic patients using insulin conjugated GNPs formulated into dissolvable, oral film strips.

Midatech has developed a strong intellectual property base and has a wide intellectual property portfolio of granted patents, applications in process, and patent families (a set of patents to protect a single invention in various countries (“Patent Families”)) covering a range of diverse technologies.

Midatech also operates an in-house state-of-the-art nanoparticle manufacturing facility, based in Bilbao, Spain, which Midatech believes is the first licensed active pharmaceutical ingredient, referred to as API, cGMP, facility of its kind in Europe. The facility is licensed to produce sterile material for use in human clinical trials and is capable of manufacturing licensed products. Furthermore, a consortium led by Midatech has been awarded a €7.9 million Horizon 2020 European Union grant (payable in installments) to fund the manufacturing scale-up of clinical-grade therapeutics based on Midatech’s GNP technology, for use in clinical trials and in preparation for commercial products.

The commercial operations of Midatech US were incorporated into the Midatech results from December 4, 2015, the date of the completion of Midatech’s acquisition of DARA. Prior to this, all of Midatech’s revenue comprised income from research and development contracts and grants. Such income is recognized as revenue in the accounting period in which a particular milestone was achieved. Prior to the acquisition of DARA, modest historic revenues meant that no meaningful geographic segmentation could be drawn from the revenues achieved during each period. For 2015, all revenue from Midatech US is attributed to the U.S. market.

	Year ended December 31,
(£’s in thousands)	2015	2014	2013
Revenue (United States)	677	--	147
Revenue (Europe) (1)	98	25	--
Grant revenue (2)	600	132	--
Total Revenue	1,375	157	147

_______________

(1)	Including the United Kingdom.

(2)	Grant revenue is not analyzed by geography.

Acquisition of DARA BioSciences

On December 4, 2015, Midatech completed the acquisition of DARA. As a result, DARA became a wholly owned subsidiary of Midatech, and was subsequently renamed Midatech US. In connection with completion of the Merger, each DARA stockholder received without interest, a combination of (i) 0.272 Ordinary Shares, (ii) one contingent value right (“CVR”), which represents the right to receive contingent payments if specified milestones are achieved within agreed time periods, subject to and in accordance with the terms and conditions of that certain Contingent Value Rights Agreement dated as of December 4, 2015 by and among Midatech, DARA, American Stock Transfer & Trust Company, LLC, as the initial rights agent under the CVR Agreement, and certain other parties thereto, and (iii) cash payable in lieu of any fractional Depositary Shares. All Ordinary Shares delivered to former DARA stockholders were in the form of Depositary Shares, each representing the right to receive two Ordinary Shares. Additionally, pursuant to the terms and subject to the conditions of the Merger Agreement, each share of DARA’s issued and outstanding Series A Convertible Preferred Stock, Series B-2 Convertible Preferred Stock and Series C-1 Convertible Preferred Stock was converted into the right to receive, without interest, $1,000 in cash. The total consideration payable to (i) DARA common stockholders (other than with respect to any CVR payment, if any, and cash in lieu of fractional Depositary Shares) was approximately 5.4 million Ordinary Shares, and (ii) DARA preferred stockholders was $635,000 in cash.

Midatech US is a specialty pharmaceutical company primarily focused on the commercialization of oncology treatment and supportive care pharmaceutical products. The acquisition of Midatech US provides Midatech with a commercial arm in the United States, with access to a portfolio of products and a revenue stream in Midatech’s targeted therapeutic area of oncology. Midatech US holds exclusive U.S. marketing rights to Soltamox® (tamoxifen citrate) oral solution, which has been approved by the FDA for the prevention and treatment of breast cancer, Gelclair® oral rinse gel, a FDA-cleared oral gel, whose key ingredients are sodium hyaluronate and polyvinylpyrrolidone, for the treatment of certain approved indications in the United States, including the management of pain due to oral mucositis, and Oravig® (miconazole). Midatech US licensed the United States rights to Soltamox from United Kingdom-based Rosemont Pharmaceuticals, Ltd, a United Kingdom-based manufacturer and a subsidiary of Perrigo Company plc, Gelclair from the Helsinn Group in Switzerland, and Oravig from Onxeo S.A. in France.

On October 25, 2013, DARA entered into an agreement with Alamo Pharma Services (“Alamo”) pursuant to which Alamo provides Midatech US with a dedicated national sales team of 20 sales representatives to promote its commercial products. In addition, DARA signed an agreement, exclusive to the oncology market, with Mission Pharmacal (“Mission”), Alamo’s parent company, to share in the costs and expenses of the sales force (the “Mission support payments”).  The Alamo sales team, in addition to promoting Midatech US’s products Soltamox (tamoxifen citrate) and Gelclair, is also promoting two Mission products: Ferralet® 90 (for anemia), and Aquoral® (for cancer related dry mouth).

On March 9, 2015, DARA entered into a commercialization agreement with Onxeo SA, giving DARA the exclusive, sublicensable, rights to distribute, promote, market and sell Oravig® in the United States as well as the right to seek regulatory approval for Oravig in Canada. Oravig is the first and only orally-dissolving buccal tablet approved for oral thrush. Oravig was launched in the fourth quarter of 2015. At the same time that DARA acquired the exclusive rights to Oravig from Onxeo, it entered into a co-promotion agreement with Mission for Mission to exclusively promote Oravig in the primary care market. Mission will utilize their existing primary care sales force to promote the product within that market segment.  In consideration for receiving the exclusive rights to Oravig, Midatech US will make certain milestone payments of defined sales thresholds.

Acquisition of Zuplenz

In December 2015, following the acquisition of DARA, Midatech acquired certain assets related to Zuplenz® (ondansetron) Oral Soluble Film from Galena Biopharma, Inc. (“Galena”). Zuplenz is an FDA-approved marketed anti-emetic oral soluble film used in adult patients for the prevention of highly and moderately emetogenic chemotherapy-induced nausea and vomiting (“CINV”), radiotherapy-induced nausea and vomiting (“RINV”), and post-operative nausea and vomiting (“PONV”). Zuplenz is also approved in pediatric patients with moderately emetogenic CINV.

Pursuant to the terms of that certain Asset Purchase Agreement dated December 17, 2015 (the “Purchase Agreement”), by and between Midatech and Galena, on December 24, 2015, Galena sold and assigned all of its right to certain assets related to Zuplenz to Midatech, including its rights and interests in the License and Supply Agreement, dated July 17, 2014 (the “MonoSol License Agreement”), by and between Galena and MonoSol. Midatech agreed to assume all of Galena’s future obligations under the MonoSol License Agreement. The total potential consideration payable to Galena under the Purchase Agreement includes a $3.75 million upfront payment that was paid upon closing, and future sales milestone payments up to an aggregate of $26 million, consisting of four one-time payments by Midatech based on quarterly sales achieved in calendar years 2016 and 2017 and annual sales from 2018 to 2022 exceeding specified target sales.

Midatech launched Zuplenz in April 2016.

Midatech’s Strategy

Midatech’s business and commercialization strategy is based on maturing its technology platforms with a clear focus on its key therapeutic areas of oncology, endocrinology and neuroscience (including ophthalmology), along with strategic late stage product focused acquisitions. Together, these are expected to drive a commercial pipeline of products with improved essential parameters, over and above the currently marketed source compound, including safety, tolerability, efficacy and compliance profiles. Midatech believes that its management team has significant industry and technical experience and is highly capable of and committed to building the value of Midatech.

Midatech’s business model has four components:

•	In-House Products. Development and commercialization of products is done in-house without engaging partners to support the product. This applies particularly to oncology applications.

•	Partner Products. Development and commercialization of Midatech’s partner-supported and licensed products, principally in diabetes, ophthalmology and neuroscience.

•
Acquisitions. Acquisitions of later stage, strategic opportunities with complementary focused portfolios, such as DARA; or complementary technologies that are synergistic to that of Midatech, accelerate revenue, and are value accretive.

•	Establish Worldwide Commercial Organization. Build on to Midatech’s U.S. commercial operations and establish a European commercial organization upon approval of its own product candidates.

Midatech also aims to expand its vertical integration by leveraging its integrated manufacturing capabilities.

Midatech’s commercialization strategy intends to build a long term, profitable and commercially focused enterprise with revenues generated as follows:

•
Research and Development Collaborations. In the near term, revenues are anticipated to be driven by collaborations such as those that currently exist and with new potential customers using Midatech’s technologies to address their pharmaceutical challenges.

•	Commercial Operations. Midatech expects that the main growth driver in the period from 2016 to 2018 will be the Midatech US business, with sales coming from its existing commercial product portfolio.

•
Partner Licensing and Royalty Deals. In the period from 2016 to 2018, revenue growth is anticipated to be supported by licensing transactions from those partnerships outlined herein, as well as new potential partnerships, with possible product royalties realized from 2016 to 2017.

•
In-House Products Commercialization. In the third stage of Midatech’s evolution, expected to be from 2018 to 2019, Midatech’s own products are anticipated to reach market in the specialized orphan sector, and Midatech’s commercial sales organization to be deployed initially in the United States and then in Europe, to drive sales and revenue growth from Midatech’s own product launches.

•
Acquisitional. In support of and in addition to above, Midatech may from time to time seek value accretive and synergistic target companies, such as DARA, and portfolios, such as Zuplenz, that would accelerate its own product recurring revenues and profitability via products in market.

In diabetes, Midatech, alongside its MidaSol Therapeutics joint venture partner MonoSol, is currently undertaking a Phase IIa clinical trial with MidaForm™-Insulin-PharmFilm® in humans with Type 1 diabetes. Pending successful completion thereof and positive results, Midatech will explore potential outlicensing deals. Midatech would seek revenues from an initial upfront payment, license payments, manufacturing fees and royalties.

In oncology, Midatech believes that it has the opportunity to leverage its own commercial capabilities in the U.S. and roll out a similar infrastructure in Europe around the market entry of its orphan oncology program products. Midatech believes that the acquisitions of Zuplenz and DARA will accelerate its progress towards achieving this objective. These products require small, dedicated specialty pharmaceutical sales forces. Midatech will also look for further in-licensing acquisition opportunities to grow revenues in this sector.

In neuroscience/ophthalmology, commercialization will focus on products for the treatment of uveitis and other conditions of the eye, Parkinson’s disease, Alzheimer’s disease and multiple sclerosis. Midatech aims to achieve this through partnerships with leading specialty pharmaceutical companies and academic institutions, where Midatech would seek to earn license payments, manufacturing revenue and royalties.

Midatech’s Platform Technologies

Central to Midatech’s business are its two platform technologies that enable the targeted delivery and sustained release of existing therapeutic drugs. Individually, these platforms are expected to offer unique advantages that address current therapeutic challenges. GNP drug conjugate technology, Midatech’s core underpinning technology, may provide improved solubility, stability and offloading of an attached moiety at the target site and may be freely excreted through the kidneys, and microsphere technology, Midatech’s secondary technology used for selected applications, ensures consistently sized monodispersed polymer microparticles that may be engineered for precise and sustained release drug delivery. Combined, Midatech believes that the two technologies provide a platform to deliver therapeutic molecules to the right place (GNPs) at the right time (sustained released).

GNP Drug Conjugate Technology

Midatech’s core primary platform technology is based on GNP drug conjugates, a class of carbohydrate- coated GNPs. These nanoparticles can be used to improve key parameters of existing and new drugs, target individual cell types with specific targeting agents and deliver a therapeutic payload in the cell, all while ensuring this can be achieved safely.

GNPs are comprised of a core of gold metal atoms to which an organic layer of carbohydrates (such as glucose, galactose or lactose) are attached via gold-sulphur bonds. The carbohydrate layer stabilizes the metallic core (passivation) and makes the particle both water-soluble and biocompatible. During the self-formation process, linkers for agents—both small molecules (such as chemotherapeutics and other existing therapies) and peptides (such as insulin and other amino acid sequences)—are attached to the gold core, interspaced between the carbohydrates, and attached to the active agent. This process involves intricate yet controlled synthesis that produces multi-component particles that may deliver multiple molecules of a drug to the targeted site.

The effective hydrodynamic diameter of a GNP is approximately 5 nm (the gold core is about 100 atoms of gold and 1.6-1.8 nm in diameter), which Midatech believes is ten-fold smaller than any other delivery vehicle currently in clinical trials. This is comparable with the size of a small globular protein such as hemoglobin, the protein that carries oxygen through the body and which has a diameter of 5.5 nm. By comparison, a strand of DNA, one of the building blocks of human life, is about 2 nm in diameter and a typical human hair is approximately 80,000 nm in width.

Midatech may be able to leverage its patent protected GNP platform technology in multiple therapeutic areas through the development of (i) patentable new chemical entities (NCEs) or (ii) using the particles as carriers of existing pharmaceutical compounds. This can result in new nanoconjugates that may have inherent advantages over existing treatments.

Midatech believes the key potential advantages of its core GNP platform technology are:

•	Solubility. Carbohydrate properties of the GNP drug conjugates enable the transport of non-soluble and lipid soluble compounds to sites of disease.

•
Releasability. GNP drug conjugates are designed to release the active compound inside the cell as a result of chemistry that keeps the compound stable in plasma, but dissociates and delivers the payload in the cell.

•
Mobility. Due to the size and charge of the drug conjugates, compounds may be transported to sites of disease that are otherwise very difficult to reach, including across membranes, between cells and through cells to invading tumor margins.

•
Targetability. Flexible functionalization of GNP chemistry and multiple binding sites provides a platform for several therapeutics and targeting agents all on a single nanoparticle which, together with solubility and mobility characteristics, may enable targeting of disease sites.

•	Stability. Peptides may be stabilized by GNP drug conjugates due to the fact that the peptides have less freedom to degrade when bound to the fixed platform.

•	Excretability. Due to their small size, GNP drug conjugates are believed to exit cells and become eliminated via the kidneys and liver.

•
Compatibility. As a result of their inertness, biocompatibility and small size, GNP drug conjugates are believed to evade and not disturb the immune system since they are likely not recognized by such cells.

•	Scalability. Midatech, as a result of having its own cGMP certified manufacturing facility, can execute rapidly, at scale, from discovery through to clinical development.

•	Protected. Midatech patents and trade secrets currently secure its position within the field of GNPs.

Sustained Release Technology

Midatech’s secondary technology platform (acquired through Midatech Wales) includes precisely and consistently manufactured, sustained release technology which may enable active drug compounds to be released into the body in a highly controlled manner over a prolonged period of time, from a number of weeks to three months, and potentially longer. The sustained release technology encapsulates active drug compounds within polymer micro spheres. Each micro sphere is between 30-70pm in size (by way of example, the width of the average human hair is approximately 80um), with scope to reduce the size through minor modifications to the technology. Each microsphere is manufactured individually in a consistent, semi-continuous flow process which enables the precise engineering of microsphere characteristics such as the surface porosity and internal morphology. Such characteristics impact the release profile in a predictable way. Release of the active drug compound occurs by controlled hydrolysis of the polymer.

The basic rationale of the sustained release drug delivery system is to optimize the biopharmaceutical, pharmacokinetic and pharmacodynamic profile of a drug. Accordingly, its utility is maximized over an extended period of time, side effects are reduced and cure or control of the condition is achieved using the smallest quantity of drug administered by the most suitable route. This may be achieved by the sustained release product releasing the drug such that therapeutic concentrations are achieved quickly and maintained for extended periods of time. The potential advantages of the sustained release drug delivery system over conventional dosage forms include: improved patient compliance due to less frequent drug administration; reduction of fluctuation in steady-state drug levels and have less overshooting or undershooting of target concentrations; maximum utilization of the drug; increased safety margin and a reduction in healthcare costs through improved therapy.

Combination of GNP and Sustained Release Technology

The GNP platform focuses on the delivery of payloads to sites of disease, independent of release rate (which is typically rapid, in minutes to hours). The polymer microsphere technology focuses on controlling and extending the release rate, which can be from weeks to months. Through the encapsulation of GNPs into the polymer microspheres, properties are combined such that the rate of release of the therapeutic molecules may be controlled and substantially extended. Midatech plans to develop a combination of the GNP technology and polymer encapsulation technology for certain applications where sustained release of therapeutics is required.

Preliminary tests indicate that the GNP characteristics are compatible with delivery using the microspheres and Midatech will continue to test and develop the combined technology for selected opportunities. In parallel, Midatech will continue its strategy of developing its portfolio of products on a stand-alone basis for commercialization and value-accretion.

Commercial Stage Products

In connection with the acquisition of DARA, Midatech, through Midatech US, has an exclusive license to Soltamox and Oravig, an exclusive license to distribute, promote and market Gelclair, and a marketing agreement to co-promote two Mission products:  Ferralet 90 and Aquoral. In addition, Midatech also holds the exclusive license to Zuplenz.

Oravig

Oravig® (miconazole) is an FDA-approved prescription drug. Oravig is an azole antifungal indicated for the local treatment of oropharyngeal candidiasis in adults. Oravig is the first and only orally-dissolving buccal tablet approved for oral thrush and was launched in the fourth quarter of 2015.

In March 2015, DARA entered into a commercialization agreement with Onxeo, giving it the exclusive, sublicensable, rights to distribute, promote, market and sell Oravig in the United States, as well as the right to seek regulatory approval for Oravig in Canada with the resulting exclusive, sublicensable rights to distribute, promote, market and sell Oravig there. At the same time that DARA acquired the exclusive rights to Oravig from Onxeo, it entered into a co-promotion agreement with Mission for Mission to exclusively promote Oravig in the primary care market. Mission will utilize their existing primary care sales force to promote the product within that market segment. In consideration for receiving the exclusive rights to Oravig, DARA will make certain milestone payments of defined sales thresholds.

Gelclair

In 2012, DARA entered into a distribution and license agreement with Helsinn. DARA was granted an exclusive license to distribute, promote, market and sell Gelclair for the management and relief of pain due to all approved indications in the United States. Gelclair, a unique oral gel whose key ingredients are polyvinlypyrrolidone (PVP) and sodium hyaluronate (hyaluronic acid), is an FDA-cleared product indicated for the management of pain and relief of pain arising from oral lesions of various etiologies, including oral mucositis/stomatitis (caused by chemotherapy or radiation therapy) irritation due to oral surgery, traumatic ulcers caused by braces or ill-fitting dentures, disease and diffuse aphthous ulcers. Gelclair is protected by a U.S. issued patent which expires in 2021. Under the license agreement with Helsinn, Midatech US is obligated to meet minimum sales thresholds during the ten-year term. DARA launched Gelclair in the U.S. in April 2013.

Zuplenz

In December 2015, Midatech acquired from Galena certain assets related to Zuplenz (ondansetron) Oral Soluble Film. Zuplenz was approved by the FDA in adult patients for the prevention of highly and moderately emetogenic CINV, RINV, and PONV, and in pediatric patients for moderately emetogenic CINV. Nausea and vomiting are two of the most common side-effects experienced by post-surgery patients and it is estimated that up to 90% of chemotherapy and up to 80% of radiotherapy patients will experience CINV and RINV, respectively. Midatech launched Zuplenz in April 2016.

The active pharmaceutical ingredient in Zuplenz, ondansetron, is used to prevent nausea and vomiting caused by cancer chemotherapy, radiation therapy, and surgery.  Ondansetron belongs to a class of medications called serotonin 5-HT3 receptor antagonists and works by blocking the action of serotonin, a natural substance that may cause nausea and vomiting. Zuplenz utilizes MonoSol’s proprietary PharmFilm® technology, an oral soluble film that dissolves on the tongue in less than thirty seconds. This rapidly dissolving, oral soluble film eliminates the burden of swallowing pills during periods of emesis and in cases of oral irritation, therefore increasing patient adherence and reducing emergency room visits and hospitalization due to a lack of patient compliance or the patient’s inability to keep the medication down without vomiting. Zuplenz is supplied in both 4 mg and 8 mg ondansetron doses with a safety profile equivalent to other products in the class. Zuplenz has issued and pending U.S. patent applications with an anticipated expiration date of 2029.

MonoSol will exclusively manufacture Zuplenz for marketing by Midatech US in the United States through its expanded commercial organization.

Soltamox

Soltamox® (tamoxifen citrate) oral solution is an FDA-approved drug primarily used to treat breast cancer.  Soltamox is the only liquid formulation of tamoxifen available for sale in the United States.  Oral liquids can provide an effective alternative to solid dose formulations for those patients with dysphagia, or difficulty swallowing, or those who simply prefer to take drug products in liquid form.  Those suffering from dysphagia often have difficulty or experience pain when using oral tablet or capsule products and can benefit from liquid formulations of drugs.  In addition, breast cancer patients receiving chemotherapeutic agents are subject to oral mucositis, which may make liquid medical formulations preferable.

Soltamox is used primarily for the chronic treatment of breast cancer or for cancer prevention in certain susceptible breast cancer subgroups.  The National Cancer Institute (“NCI”) estimated that in 2014, 232,670 women would be diagnosed with breast cancer and 40,000 women would die as a result of the disease.  Tamoxifen therapy is currently indicated by the FDA for breast cancer patients for five years.  The FDA requires a Boxed Warning on all tamoxifen products, including Soltamox, presenting significant risk information on uterine malignances, stroke and pulmonary embolism.    This warning can be found in the full Soltamox prescribing information at www.soltamox.com.

Midatech US is party to an exclusive license and distribution agreement with Rosemont Pharmaceuticals, Ltd. (“Rosemont”), a United Kingdom-based oral liquids specialty pharmaceutical company and a subsidiary of Perrigo Company plc, for rights to market Soltamox in the United States.  Soltamox was launched by DARA in the U.S. in the fourth quarter of 2012.  Previously, Soltamox was marketed only in the United Kingdom and Ireland by Rosemont.  Soltamox is protected by a U.S. issued patent which expires in June 2018.  Under the license agreement with Rosemont, Midatech US is obligated to maintain minimum annual purchases of the product through 2018.

Product Candidates

Midatech is currently focused on research and development in three key therapeutic areas to which its two technology platforms (GNP drug conjugates and sustained release) are being applied: diabetes, oncology and neuroscience, including ophthalmology. The following summarizes the status of Midatech’s product candidates.

GNP Drug Conjugates: Oncology

Overview. Midatech is pursuing improved forms of cancer therapy based on combining chemotherapeutic medicines with tumor-targeting molecules or peptides on the same nanoparticle-based conjugate. The aim is to allow highly toxic drugs to be specifically targeted to, and delivered at, the tumor cells while sparing normal tissue, thereby reducing side effects and enhancing efficacy. At present, Midatech is focusing on development of drug candidates for liver hepatocellular carcinoma and brain glioblastoma multiform cancer. Other cancers are continually being researched, including skin squamous cell carcinoma and ovarian cancer.

The benefits of Midatech’s GNPs for cancer therapies notably lie in the fact that they solubilize, mobilize, functionalize, target and stabilize the active therapeutic agents for targeted release at specific organs, cells or sites of disease. Multiple therapeutic and targeting agents or peptides can be attached to a single GNP. GNPs could specifically target tumor cells due to binding the tumor cell surface receptors, or preferential take up of certain molecules by the cell for nutrition or cell processes.

Research and Development Activities. Since the middle of 2013, Midatech has increasingly focused research and development activities on liver, brain and ovarian cancer. GNP drug conjugates are being developed and evaluated for targeting and cytotoxic potential.  Lead candidates for brain glioblastoma multiform cancer and liver hepatocellular carcinoma are expected to be identified based on in vitro and in vivo work during 2016, with formal Investigational New Drug (“IND”) enabling programs for finally selected constructs scheduled to commence in the fourth quarter of 2016.

For brain cancer, Midatech GNPs are being evaluated for their ability to take targeting and therapeutic agents across the Blood Brain Barrier (“BBB”) when agents are administered intravenously. In addition to this systemic approach, Midatech is actively pursuing local delivery directly into the tumor through a technique referred to as Convection Enhanced Delivery (“CED”).  CED bypasses the BBB and delivers therapeutic constructs directly into the tumor via a series of catheters fixed into the substance of the tumors. In February 2016, Midatech conducted a first experimental research treatment on a compassionate use basis in a child diagnosed with diffuse interstitial pontine glioma.  This was conducted jointly with Bristol University in the United Kingdom. The treatment used a non GNP product formulated by Midatech to be water soluble.

Midatech anticipates applying for regulatory submission including Treatment IND registration for the treatment of critically ill patients in the United States from 2018 onwards.

Further research and development activities are underway by Midatech in relation to sustained release technology for the treatment of cancer, as described herein.

GNP Drug Conjugates: Immunotherapy

Overview

Gold is known to be a safe and inert material in humans.  Midatech GNPs can be chemically linked to molecules of self-peptide or small antigen that are important in auto immune diseases such as diabetes. Administration of such self-antigen or peptide via appropriate protocols has repeatedly been shown to be effective in the treatment and prevention of Type 1 Diabetes, so called antigen specific immunotherapy (“ASI”). ASI has the advantage over biologics and other immunotherapies that it does not compromise the remainder of the immune system, and therefore is likely to have a much improved safety profile and be suitable for use not only at disease onset but also in disease prevention and for use in children. However, translation of ASI to humans has proved challenging. Midatech is conducting research using its GNP technology as an enabling platform to boost the potential of ASI administered antigen to generate a tolerogenic rather than immunogenic response. Antigen bearing GNPs when delivered into the skin appear to preferentially target specific immune cells, can migrate into the epidermis where there is a very high concentration of these specific immune cells (a property not seen with larger nanoparticles), and can distribute rapidly to lymphoid tissues around the body.  It appears that the GNPs can be immunotolerogenic or immunostimulatory depending on what motifs are attached to them.

Research and Development Activities

With support from a European Union program grant, Midatech is exploring the potential of small GNPs to enhance the efficacy of ASI.  Discovery, preclinical and toxicology work has been conducted between 2012 and 2015, and the program commenced a “first-in-human” study in March of 2016 in the United Kingdom and Sweden.  This study has been approved by MHRA, and MPA approval is pending.

The potential GNP modified immune mechanisms are also being actively researched for potential application in oncology immunotherapy.

GNP Drug Conjugates: Diabetes

Insulin

Overview. Midatech’s most advanced research program is focused on applying its patented GNP technology to develop a method of needle-free delivery of insulin for the treatment of diabetes. This method takes advantage of the fact that attaching a peptide hormone to a GNP stabilizes its characteristics, allowing absorption across the mucosa, or the moist tissue that lines certain parts of the inside of a body, of the cheek. Midatech, together with its joint venture partner MonoSol, has developed a self-dissolving, oral, postage stamp-sized strip containing GNP conjugated insulin, referred to as MidaForm™-Insulin-PharmFilm®. This strip is placed on the inside of the cheek and the GNP-insulin is absorbed into the bloodstream via the mucous membrane of the cheek (i.e. transbuccal application). This mode of administration potentially provides a more convenient, safer and more discrete form of insulin delivery than injections and has the potential to make meal time injections redundant for many patients in the treatment of diabetes.

Despite evidence documenting the benefits of insulin therapy in achieving glycemic control and reducing the risk of long-term diabetes complications, insulin therapy remains underutilized. This underuse reflects barriers to treatment initiation, and obstacles that hinder treatment compliance such as concerns that insulin therapy will be complicated and inconvenient, as well as anxieties about pain and needles. These factors affect adherence to therapy regimens, and thus impact glucose control.  Errors in insulin dose injection and differences in amounts absorbed from injections further curtail the ability of many patients to attain glycemic goals. Lipohypertrophy ‘bumps’ caused under the skin at sites of repeated injections also affect the ability to absorb insulin by up to 25%, and can occur in up to 50% of patients. Safe self-administration of insulin can be compromised in patients that do not have adequate cognitive, visual, literacy/numeracy skills, important factors for elderly patients or those diabetics disabled by diabetic complications. At least one third do not take their insulin as prescribed, including 20% of adults intentionally omitting their doses. This noncompliance and non-adherence to treatment plans is also common in younger patients, despite the critical need for insulin in the management of Type 1 diabetes.

Development Activities. In 2011 and 2012, Midatech conducted, and successfully completed, an initial “first-in- human” Phase I safety ascending dose study between November 2011 and March 2012. Key conclusions from the study were that there were no drug related safety concerns in the group of 27 healthy volunteers and that a dose of active drug was delivered humans. Furthermore, the results suggest that conjugated insulin from this prototype MidaForm™-Insulin- PharmFilm® strip enters the bloodstream, and reaches its maximum effect at about 28 minutes on average (versus 40 minutes for NovoRapid®, the active comparator in the study). Data suggest that availability of insulin from the MidaForm™-Insulin-PharmFilm® strip relative to that of NovoRapid® was calculated as 19% to 25%, the ratio of maximum concentration values was 24%, and the total glucose requirement in the study, which is indicative of the potency of the activity administered insulin, with the strip was 55% that of NovoRapid®.

To further study and confirm these results, a Phase IIa clinical trial with MidaForm™-Insulin-PharmFilm® in humans with Type 1 diabetes is currently underway in Perth, Australia. The Phase IIa clinical trial consists of 12 patients, male and female, between the ages of 18 to 55, being treated from a screening pool of up to 35 subjects. The participants, all of which are Type 1 diabetics, will undergo treatment initially with three doses (5 international units, referred to iu, 15 iu and 60 iu) of the of MidaForm™-Insulin-PharmFilm® and two comparable doses of injected insulin. The objective of the Phase IIa clinical trial is to establish the pharmacodynamics and pharmacokinetic profile and safety tolerability of MidaForm™-Insulin-PharmFilm®, in comparison to subcutaneous administered human recombinant insulin. The Phase IIa clinical trial completed in life phase in January 2016, and the clinical study report is expected in the second quarter of 2016. Pending successful completion thereof and positive results, Midatech will explore out-licensing this product.

GNP Drug Conjugates: Neuroscience

Overview. Midatech is pursuing development of drug conjugates that can (i) deliver therapeutic biomolecules to the central nervous system across the blood-brain barrier (“BBB”); and (ii) move freely between cells in the brain and sites of disease in the brain. The distinctive properties of GNP drug conjugates are being evaluated and engineered to improve solubility, stability, movement and delivery across brain endothelium (the thin layer of cells that line the interior surface of blood vessels and lymphatic vessels), which contain pore sizes of approximately 20 nm (the hydrodynamic diameter of a GNP is approximately 3.5 nm). These characteristics permit passive and active movement across the BBB and within the brain. In contrast, other larger nanocompounds are generally cleared by the white blood cell defense system, are too large, insoluble or unstable to cross epithelial or endothelial barriers as effectively as GNP nanoconjugates, or are trapped in the endothelium so that only a small proportion transfer to the central nervous system, reducing the effectiveness of the drug.

Target diseases for this platform include multiple sclerosis, Alzheimer’s and Parkinson’s, where GNPs can potentially deliver therapeutic concentrations of agents that do not normally get into the brain. Target therapies include gene therapy, cytokine-treatments, small molecules, and cytotoxic agents. These agents importantly only require low amounts per cell to exert their effect.

Research and Development Activities. In vitro and in vivo work has focused on engineering GNPs and their payloads to cross the blood-brain barrier. Nanoparticles were identified within neurons and glial cells more than 10 μm from the nearest microvessel within 10 minutes of intracarotid infusion. Their distribution indicated movement across the endothelial cytosol, and direct transfer between cells of the brain. The rapid movement of this class of nanoparticle (<5 nm) into the brain demonstrates their potential to carry therapeutic biomolecules or imaging reagents.

In short-term studies, the GNPs have been shown to be safe in humans and animal models and to be non- toxic on human brain endothelium and astrocytes (neurological cells that contiguously tile the entire central nervous system) in vitro. Research to date demonstrates that GNP conjugates can cross the BBB effectively in vivo and that GNPs have the potential to carry a therapeutic cargo to the central nervous system, remain relatively stable as they cross the endothelium and then release their cargo/ligand (an ion or neutral molecule that bonds to a central metal atom or ion) once they have crossed. Examination of the stability of the covalently-coated GNPs in reducing conditions corresponding to the liquid found inside biological cells, or cytosol, indicates that they are stable for several hours, whereas transit across the endothelium takes less than 30 minutes. Further development is underway on the stability of bound polypeptides, carrier system and analysis of its transport characteristics in vitro and in vivo.

Midatech intends that its neuroscience research program will be partner funded and it is currently conducting feasibility studies into cytokine-based treatments for diseases such as Parkinson’s, Alzheimer’s, and multiple sclerosis as part of a Midatech-sponsored doctorate program with The Open University in the United Kingdom.

Sustained Release Technology: Polymer Microspheres

Overview. Midatech’s polymer microsphere platform is being developed to enable sustained release delivery solutions for peptide and small-molecule therapeutics, either standalone or bound to GNPs, through precise definition of the properties of polymer microparticles into which compounds or GNPs can be incorporated. Microspheres are small, spherical particles that can be utilized as a time release drug capsule. This addition complements Midatech’s oncology and endocrine franchises as well as the neuroscience-related focus in ophthalmology and uveitis, which is a rare medical condition affecting the eye, such rare conditions being known as “orphan diseases.”

Midatech’s sustained release micro-fluidic technology allows the precise formulation and characterization of the release of drugs over a predefined period, potentially ranging from a number of days to up to three months. The manufacturing technology also allows particles to be engineered with high precision and consistent size, alongside other key characteristics.

Midatech’s proprietary microsphere engineering platform can use a wide range of biomaterials to encapsulate drug candidates into micron sized particles (of diameter ~25μm). Long-acting treatment is achieved using formulations of biodegradable polymers (including polylactides) to control the release of API over a period of three to six months following a single injection. Monodisperse microspheres may be readily injected via minimally invasive needles as fine as 30 gauge.  In formulating small molecules, biopharmaceuticals and pegylated species, Midatech focuses on developing products that provide high drug loading, with minimal initial burst release, which is essential to the development of safe and effective therapies. This requires precise control over particle size, morphology and drug kinetics. This Midatech microsphere manufacturing enables emulsion-free synthesis with both product monodispersity and processing efficiency.

Markets of focus for such preparations include oncology, endocrinology and neuroscience, and also ophthalmology. Sustained release programs are underway in:

•
Oncology and Endocrinology—a lead program in acromegaly, an endocrine disorder in which the body produces too much growth hormone, and a second program in carcinoid syndrome, an oncologic disorder of neuro-endocrine tumors; and

•	Ophthalmology—in uveitis (inflammation of the eye).

Research and Development Activities. Midatech’s ongoing development program with regard to its sustained release technology is as follows:

•
Acromegaly and Carcinoid Syndrome. Octreotide is an existing, immediate-release injection product used to decrease the production of growth hormone in people suffering acromegaly. It is also the most important form of treatment for carcinoid syndrome that occurs with carcinoid tumors (hormone producing cell tumors in the body). Midatech is looking to develop a sustained release version of this product, called “Q-Octreotide” that will compete with the market leader Sandostatin (marketed by Novartis). This project is undergoing a final formulation optimization and in vivo studies, and is expected to commence a Phase I pharmacokinetic trial in humans at the end of 2016. This will then lead to potential filings in 2017 and subsequent product sales in the United States and the European Union in 2018. Midatech will look to partner this program prior to commercialization.

•
Uveitis. Uveitis is an inflammatory process affecting the iris, the ciliary body, the choroid layer or all or part of these structures of the eye. Significant vision loss can occur in up to 35% of children and adults with uveitis and total blindness as a result of uveitis accounts for 10% to 15% of all cases. Cyclosporine is an immunosuppressant compound that is marketed by Allergan for use of chronic dry eye syndromes. Current treatments for uveitis such as systemic or local immunosuppressants and corticosteroids have limited efficacy and poor side effect profile. A treatment that permanently controls inflammation, with a good short- and long-term safety profile, has yet to be developed. Midatech is pursuing in-house development of “Q-Cyclosporin” sustained release treatment for uveitis. This internally funded project is in its formulation phase and is anticipated to reach clinical stage in the second half of 2017. Clinical development is likely to be conducted through Phase Ib and Phase II studies, with marketing authorization filings potentially being approved in 2019.

Commercial Agreements, Strategic Partnerships and Collaborations

Midatech is currently collaborating with a number of biopharmaceutical companies, research institutes and universities on several of its development programs involving its core technologies.

Agreements, Partnerships and Collaboration with Midatech (or its Predecessor Entity)

Consejo Superior De Investigaciones Cientificas. In June 2002, Consejo Superior de Investigaciones Cientificas (“CSIC”) and Midatech Limited entered into a patent and know-how agreement, whereby CSIC granted Midatech Limited an exclusive license to exploit its patent and know-how rights in any field and anywhere in the world where those patents are registered, and to make applications to register such patents throughout the world in CSIC and Midatech Limited’s joint names, provided that CSIC may use the patents and know-how for the purpose of performing a research agreement between CSIC and Midatech Limited, to deal in products supplied to it by Midatech Limited and to perform research for its own non-commercial purposes. CSIC also assigned to Midatech Limited PCT Application Number PCT/GB01/04633. The agreement between the parties was amended on October 14, 2004 so as to specifically include magnetic nanoparticles in the scope of the license and rights granted to Midatech Limited. The patents and know-how are considered by Midatech to be core to its business.

Pursuant to the terms of the agreement, CSIC is obliged to reassign the patents into Midatech Limited’s sole name within 14 days of Midatech accomplishing one of the following:

•	concluding a license agreement with a third party in respect of any of the intellectual property rights comprising the subject matter of the agreement;

•	demonstrating therapeutic and/or diagnostic efficacy in an animal model derived from research sponsored by Midatech (or its affiliated companies);

•	demonstration of a diagnostic product in Phase I clinical trials arising from intellectual property rights; or

•
selling products made by Midatech, affiliated companies or licensees exploiting the intellectual property rights comprising the subject matter of the agreement which generate net sales royalties or net revenue royalties for CSIC.

As of the December 31, 2015, Midatech has accomplished all of the above milestones other than milestone related to the sale of products, and may therefore request that the relevant patents are assigned to it.

Midatech Limited is under an obligation to pay the following royalties to CSIC in prescribed circumstances following the commercialization of the relevant intellectual property:

Sales Amount	Royalty
Net Sales to €1 million	6%
Net Sales between €1 million and €9,999,999	5%
Net Sales between €10 million and €99,999,999	4%
Net Sales €100 million and above	3%

As of December 31, 2015, no royalties have been due or payable to CSIC.

Either party may terminate the agreement upon the insolvency of the other party or a material breach that is not remedied within 30 days’ notice.

Joint Venture with MonoSol. In December 2011, Midatech Limited and MonoSol formed a joint venture called Midasol Therapeutics to develop and commercialize certain pharmaceutical products for the treatment of diabetes in humans (the “Products”). Pursuant to the terms of the joint venture agreement, both parties contributed exclusive, royalty free, irrevocable, worldwide licenses to exploit, in any field of use, certain patents and related confidential know-how to Midasol Therapeutics.

Specifically, MonoSol granted to the Midasol Therapeutics joint venture, solely for the development and commercialization of the Products, an exclusive, royalty free, irrevocable, worldwide license (with the right to sublicense) to its share of any intellectual property jointly owned by MonoSol and Midatech, as well as certain additional intellectual property owned by MonoSol, as defined in the agreement. If a Product is developed that includes none of the intellectual property licensed by MonoSol, then no license is required.

Midatech Limited granted to the Midasol Therapeutics joint venture, solely for the development and commercialization of the Products, an exclusive, royalty free, irrevocable, worldwide license (with the right to sublicense) to its share of any intellectual property jointly owned by MonoSol and Midatech, as well as certain intellectual property owned by Midatech, as defined in the agreement. If a Product is developed that includes none of the intellectual property licensed by Midatech, then no license is required.

Midatech and MonoSol own Midasol and the Products in equal proportions and may grant sublicenses to one or more third parties. The grant of a license contained in the joint venture agreement includes a license to improvements which are non-exclusive but otherwise on the same terms as the existing licenses. The parties are entitled to royalties calculated by reference to a share of net returns for Products, Single IP Products, which are insulin based or GLP-1 based products that use the intellectual property of one party and are developed or commercialized by one party, and Independent Diabetes Field Products, which are any pharmaceutical product developed or commercialized by only one party that do not use the intellectual property of the other party. Each party is entitled to receive 50% of all net returns (calculated on a prescribed basis). In the event there is a single developing party, then such party receives 66% of the net returns for a Single IP product, or 75% for an Independent Diabetes Field Product.

Collaboration and License Agreement with MonoSol. In October 2008, Midatech Limited and MonoSol entered into a collaboration and license agreement to conduct research leading to development and commercialization of products which incorporated Midatech Limited’s nanoparticle technology and MonoSol’s self-dissolving thin film technology. To facilitate this research and product development, Midatech Limited granted MonoSol an exclusive, worldwide license to its intellectual property for the manufacture and development of candidate drugs in the defined field. This license is ongoing.

Pursuant to the terms of the collaboration and license agreement, each party granted the other party an exclusive license of its intellectual property for the purposes of the development of candidate drugs in the defined field. These licenses are ongoing and include any intellectual property resulting from Midatech Limited’s and MonoSol’s collaboration under the agreement, which is jointly owned. Under the terms of the agreement, Midatech and MidaSol will form a joint steering committee comprised of three members from each party. If any product resulting from the collaboration is commercialized, then the committee will determine, where applicable, the structure, strategy, branding and timetable for any commercialization, including whether the parties will enter into a third party licensing agreement. In the event that the parties cannot agree to jointly develop and commercialize a product through the committee, and the parties have exhausted any dispute resolution procedure set out in the agreement, then the party wishing to commercialize the product on its own may do so, as long as the non-commercializing party is entitled to reimbursement of its expenses in developing the product and receives a share of all net revenue and royalties from the product that is proportionate to the level of expense incurred by that party in developing the product, which in no event will be less than 5% of the royalties and 10% of other net revenue. The agreement subsists until the expiry of the last to expire of the patent rights of both parties covering Joint Owned IP or, if later, receipt of royalties or a third party license agreement providing for payment for the sale or distribution of products.

The collaboration and license agreement may be terminated by either party: (i) in the event of the other party’s insolvency, (ii) for a material breach of such agreement, (iii) in the event of a change in control or (iv) if no Product results from the collaboration under such agreement by October 2018.

Zuplenz Licensing Agreements. Pursuant to the terms of that certain Asset Purchase Agreement dated December  17, 2015, by and between Midatech and Galena, Midatech acquired all of Galena’s rights and obligations under that certain License and Supply Agreement (the “MonoSol License Agreement”) dated July 14, 2014, by and between Galena and MonoSol (as amended by that certain License and Supply Transfer Agreement dated December 16, 2015 (the “Amendment”)), as well as certain other assets and contracts related to Zuplenz® (ondansetron) Oral Soluble Film.  Pursuant to the terms of these agreements, Midatech has licensed from MonoSol all U.S. commercial rights to Zuplenz, a product approved by the FDA in adult patients for the prevention of highly and moderately emetogenic CINV, RINV, and PONV.  Zuplenz is also approved for pediatric patients with moderately emetogenic CINV.  Under the terms of the License and Supply Agreement, Midatech has also received all rights to the New Drug Application for Zuplenz and assumed responsibility for the commercialization of Zuplenz and for all regulatory and reporting matters in the U.S.  Additionally, Midatech has agreed that, until net sales of Zuplenz exceed a specified minimum amount or a competing product has been approved by the FDA and is placed into the market for sale, Midatech will maintain a specified minimum number of field sales force personnel on specified terms.  The minimum number of field sales force personnel was reduced pursuant to the Amendment.  Under the MonoSol License Agreement, MonoSol has the exclusive right to supply all of Midatech’s requirements for Zuplenz, subject to certain conditions.

Upon entry into the Asset Purchase Agreement, Midatech paid Galena $3,750,000.  Midatech also agreed to pay to Galena up to an aggregate of $26 million, consisting of four one-time payments related to quarterly sales achieved in calendar years 2016 and 2017 and annual sales achieved from 2018 to 2022 exceeding specified target sales. As Midatech is now responsible for certain of Galena’s obligations under the MonoSol License Agreement, Midatech is required to pay to MonoSol $250,000 within 30 days after MonoSol’s payment of applicable fees relating to the notice of allowance by the United States Patent and Trademark Office of a U.S. patent with composition claims covering Zuplenz that extend beyond 2028, as well as a double-digit royalty on future net sales of Zuplenz.

The term of the MonoSol License Agreement is ten years, after which the license may be extended at Midatech’s option on an annual basis.  The agreement contains standard termination provisions allow either Midatech or MonoSol to terminate the agreement upon the other party’s material breach or bankruptcy.  Additionally, MonoSol may terminate the agreement if Midatech fails to make milestone or royalty payments or if Midatech fails to use commercially reasonable efforts to maintain the NDA.  Midatech may terminate the agreement for any reason.

Formulation Feasibility Agreement with Ophthotech Corporation. In August 2015, Midatech entered into a formulation feasibility agreement with Ophthotech Corporation (“Ophthotech”) to explore the feasibility of using Midatech’s Q Sphera microencapsulation technology, which employs a piezoelectric droplet generator to form polymeric microparticles that encapsulate a drug for sustained release, for sustained delivery formulations of select Ophthotech products for treatment of certain ocular diseases. Under the terms of the agreement, Ophthotech will provide Midatech with material in order for Midatech to conduct the analysis and to determine the viability of a commercial-scale manufacturing process.

Pursuant to the formulation feasibility agreement, Ophthotech will own all rights, title and interests in, and Midatech will assign any rights it may have in, any intellectual property that arises from the feasibility studies and is based on Ophthotech products or intellectual property. Additionally, Midatech will own all rights, title and interests in, and Ophthotech will assign any rights it may have in, any intellectual property that arises from the feasibility studies and is based on Midatech’s intellectual property.

The formulation feasibility agreement will remain in force until the completion of the feasibility studies set forth therein, unless terminated earlier in accordance with its terms. The agreement may be terminated by Ophthotech at any time with 30 days’ notice to Midatech. Midatech may terminate the agreement at any time with 30 days’ notice with respect to any of the feasibility studies if Midatech determines that it is unable to progress with such feasibility study.

Research Collaboration Agreement with Middlesex University. In February 2012, Midatech Limited entered into a research collaboration agreement with Middlesex University in London, England, whereby the parties agreed to research the treatment of cells with and without the addition of GNPs, with the aim of selectively killing tumor cells. The agreement expired in August 2013; however, the provisions in respect of the parties’ exploitation of intellectual property generated during the research project survive termination.

Middlesex University and Midatech Limited jointly own any intellectual property rights arising out of the work conducted under the agreement. Middlesex University granted to Midatech Limited an exclusive, fully paid-up, royalty free license (with the right to sub-license to any group company or any person working on behalf of Midatech Limited (or a group company)) for the purpose of carrying out that work to use the intellectual property arising out of the parties’ collaboration for any purpose relating to the exploitation of nanoparticles for therapeutic and imaging purposes anywhere in the world.

Research Collaboration Agreement with The Open University. In December 2012, Midatech Limited entered into a research and collaboration agreement with The Open University, a public research university in Milton Keynes, England, whereby the parties agreed to identify the most effective nanoparticle carrier that targets astrocytes (neurological cells that continuously tile the entire central nervous system), following which Midatech Limited is under an obligation to supply nanoparticles with a cargo attached, to demonstrate a mutually agreed therapeutic application. The agreement expired in September 2013. However, the parties’ exploitation of intellectual property generated during the research project survives termination. The agreement provides that Midatech Limited owns the intellectual property in all information, know-how, results, inventions, software and other intellectual property identified or first reduced to practice or writing in the course of the project, along with any improvements, modifications, adaptations or developments in any such intellectual property. The agreement also provided that The Open University would assign such intellectual property for any purpose in the field of the exploitation of nanoparticles for a prescribed purpose anywhere in the world.

Consortium Agreement. In June 2012, Midatech Limited entered into a consortium agreement with Cardiff University in Wales, Inserm-Transfert SA in Paris, France, Nanopass Technologies Ltd. in Israel, Leiden University Medical Center in the Netherlands, King’s College London in London, England, Institut National de la Sante et de aa Recherche Medicale, Marseille in Paris, France, and Linkopings University in Sweden. Pursuant to this agreement, the parties share and collaborate on various products and technology that is combined with the ultimate goal of integrating an antigen delivery system, to be used in clinical trials as a method of investigational medical product delivery.

All parties have joint ownership over any intellectual property rights which may arise. The portion of ownership is determined in proportion to a party’s contribution. Commercialization rights are to be determined on a fair and reasonable basis. Under the collaboration agreement, Midatech Limited contributed approximately €815,000 towards the consortium costs, of total requested European Union contribution of €6.0 million.

The project receives funds from the European Commission, which are distributed by a coordinator according to the consortium budget. The parties receive portions of this contribution, as determined by the consortium budget.

Agreements Related to Midatech Wales

Limited Supply Agreement. In July 2013, Q Chip entered into a supply agreement with Nova Laboratories Limited (“Nova”), pursuant to which Nova will supply Q Chip with large scale batches of its sustained release products. Nova specializes in the production of sterile products that can be given to humans. The term of this agreement is five years and thereafter unless and until terminated by either party giving not less than 3 months’ written notice.

Agreements Related to Midatech US

Helsinn Distribution and Licence Agreement.  On September 7, 2012, DARA entered into a Distribution and Licence Agreement (the “Licence Agreement”) with Helsinn Healthcare SA (“Helsinn”), pursuant to which Helsinn granted DARA an exclusive license to distribute, promote, market and sell Gelclair® for the management and relief of pain due to all approved indications in the United States.  Pursuant to the December 4, 2015 merger with DARA, Midatech US has assumed all of DARA’s rights and obligations under the Licence Agreement.  Under the terms of the Licence Agreement, if Helsinn develops Gelclair for an additional indication in the U.S., Midatech US will receive exclusive rights to distribute, promote, market and sell Gelclair for that indication.  Helsinn is responsible for the manufacturing and supply of Gelclair to Midatech based on mutually agreed upon forecasts and purchase orders from Midatech.

Under the terms of the Licence Agreement, Midatech US is required to make continuing royalty payments in the low double digits based on net revenues.  Midatech US must make an additional six-figure payment if certain cumulative sales target is reached.  In addition, if Gelclair is further developed for certain additional indications, Midatech must make an additional six-figure payment to Helsinn.

The Licence Agreement will remain in effect until September 7, 2022, unless terminated earlier or extended.  Either party may terminate the Licence Agreement at any time upon breach or bankruptcy of the other party.  In addition, Helsinn may choose to terminate the Licence Agreement if Midatech US fails to meet certain minimum annual sales requirements.

Alamo Master Service Agreement.  On October 25, 2013, DARA entered into a Master Service Agreement (the “Service Agreement”) with Alamo Pharma Services, Inc. (“Alamo”), pursuant to which Alamo provides Midatech US with a dedicated national sales team of 20 sales representatives to promote its commercial products. The initial term of the Service Agreement is for three years, subject to certain conditions, and the Service Agreement automatically renews in one year increments unless either party provides 60 days’ notice of termination. The Service Agreement contains standard termination provisions that allow either party to terminate the Service Agreement upon the other party’s material beach, bankruptcy or if the other party is debarred from federal contracting or is a “sanctioned entity,” as such term is described in the Service Agreement. In addition, Alamo may terminate if Midatech US fails to make timely payments.

In addition, DARA signed an agreement, exclusive to the oncology market, with Mission Pharmacal (“Mission”), Alamo’s parent company, to share in the costs and expenses of the sales force (the “Mission support payments”).  The Alamo sales team, in addition to promoting Midatech US’s products Soltamox (tamoxifen citrate) and Gelclair, is also promoting two Mission products: Ferralet® 90 (for anemia), and Aquoral® (for cancer related dry mouth).  Mission and Midatech US share the costs and expenses of the sales force with respect to the co-promotion.

Onxeo Commercialization Agreement.  On March 9, 2015, DARA entered into a commercialization agreement (the “Commercialization Agreement”) with Onxeo S.A. (“Onxeo”), giving DARA the exclusive, sublicensable, rights to distribute, promote, market and sell Oravig®, in the United States as well as the right to seek regulatory approval for Oravig in Canada with the resulting exclusive, sublicensable rights to distribute, promote, market and sell Oravig there. Onxeo also transferred to DARA the NDA for Oravig.  Oravig is the first and only orally dissolving buccal tablet approved for oral thrush, and it was launched in the United States in the fourth quarter of 2015. Midatech US has assumed DARA’s rights and obligations under the Commercialization Agreement.  Pursuant to the terms of the Commercialization Agreement and related supply agreement, Onxeo supplies Oravig to Midatech US.

Under the terms of the Commercialization Agreement, Midatech is required to make certain milestone payments based on Midatech US’s achievement of certain net sales of Oravig.  If Midatech enters into any agreement or sublicense with a third-party to commercialize or promote Oravig, Midatech will pay to Onxeo a double-digit royalty on any payments received from those third-parties above a set threshold.

Pursuant to the terms of the Commercialization Agreement, the Oravig license will continue until the agreement is terminated.  The agreement contains standard termination provisions that allow either party to terminate the agreement upon the other party’s material breach or bankruptcy.  Additionally, Onxeo may terminate the agreement if, subject to certain exceptions, Midatech US fails to make the milestone payments or if Midatech US does not make certain payments to Onxeo for supplying Oravig. Onxeo may also, subject to certain exceptions, terminate the agreement if Midatech US fails to use commercially reasonable efforts to execute its commercial responsibilities for the product and to maintain the NDA.

Commercial Operations

Midatech is in the process of building the commercial infrastructure necessary to effectively support the commercialization of its in-licensed products (including Oravig, Gelclair and Zuplenz) and its internal product candidates in the U.S. first and thereafter in Europe. The commercial infrastructure is expected to include a targeted sales force to establish relationships with a focused group of oncologists, oncology nurses, pharmacists and other medical professionals. In addition, Midatech US currently contracts with Alamo to provide a dedicated national sales team of 20 sales representatives. Midatech’s sales force will be supported by sales management, internal sales support, an internal marketing group and distribution support. Additionally, the sales and marketing teams will manage relationships with key accounts such as managed care organizations, group-purchasing organizations, hospital systems, oncology group networks, and government accounts. To develop the appropriate commercial infrastructure, Midatech will have to continue to invest significant amounts of financial and management resources, some of which will be committed prior to any confirmation that Midatech’s product candidates will be approved and Midatech could invest resources and then later learn that a particular product candidate is not being approved.

Research and Development

Midatech devotes significant resources to research and development, incurring £5.92 million, £5.40 million and £2.84 million of related expenses during the years ended December 31, 2015, 2014 and 2013.

Midatech has GNP research and development laboratories in Oxfordshire, United Kingdom and Bilbao Spain, as well as a polymer micro-sphere laboratory in Cardiff, Wales used for development purposes only of its sustained release technology.

The research and development staffing for these three sites comprises approximately 16 Ph.D. scientists, 19 MSc scientists and 17 BSc scientists.

Intellectual Property

Midatech’s success depends in large part on its ability to obtain and maintain proprietary protection for its products, product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing its proprietary rights. Midatech strives to protect the proprietary technology that it believes is important to its business by, among other methods, seeking and maintaining patents, where available, that are intended to cover its product, product candidates, compositions and formulations, their methods of use and processes for their manufacture and any other inventions that are commercially important to the development of Midatech’s business. Midatech also relies on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain its proprietary and competitive position.

Midatech has developed a strong intellectual property base globally, comprising patents, know-how, and trade secrets. Currently Midatech, including its subsidiaries, has 150 granted patents, 92 applications in process, in each case covering all major world markets, and over 34 separate Patent Families covering all major regions. Midatech continues to strengthen its patent portfolio by strategically submitting new patents and divisional patent applications based on its active research and development activities. Central to Midatech’s business are two platform intellectual property technologies that are designed to enable the targeted delivery, i.e. right place, and controlled sustained release, i.e. right time, of existing therapeutic drugs. These technologies have broad applications in multiple therapeutic areas and offer the potential to create multiple revenue opportunities:

•
Drug conjugate technology: Midatech’s core platform is a pioneering drug conjugate delivery system based on GNPs (a class of carbohydrate-coated gold nanoparticles) combined with approved drugs for targeted release at specific organs, cells or sites of disease; and

•
Sustained release technology: Midatech’s secondary platform (previously developed at Midatech Wales) involves the consistent and precise encapsulation of active drug compounds within polymer microspheres that are designed to release drugs and drug compounds into the body in a highly controlled manner over a prolonged period of time.

These technologies can be used alone or potentially in combination, that is, by encapsulating GNPs into polymer microspheres, the rate of release of the targeted therapeutic molecules could be controlled and substantially extended.

Patent rights have been granted in all the major world markets, including Europe, the United States and Japan (“Key Markets”). They confer a broad position of exclusivity for metal-core glycated-nanoparticles, including the Midatech’s GNPs. Midatech’s granted patents in its patent family 1 (expiring 2021) provide the foundation to the portfolio with product, process and use claims that encompass the GNPs used in all of Midatech’s major programs, including endocrinology, oncology and neuroscience. The granted patents and pending patent applications in over 30 patent families are owned solely by Midatech, co-owned with other parties or in-licensed to Midatech. These include:

•
Endocrinology. Seven patent families, with expiration dates ranging from 2031 to 2035. These patent families include eight granted patents and 29 pending patent applications in Key Markets protecting products in Midatech’s pipeline for the treatment of diabetes, in particular, GNP-insulin, GNP-GLP-1 and GNP-combination (insulin and GLP-1).

•
Oncology. Seven patent families, which have predicted expiration dates ranging from 2025 to 2036. These patent rights include 11 granted patents and 16 pending applications in Key Markets relating to products and methods for treating and imaging cancers. In addition to the radiative and immune-based therapies contemplated by many of these patent families, Midatech’s pipeline of GNP-drug conjugates for oncology benefits from protection by the foundation GNP patents of patent family 1.

•
Neuroscience. An early patent family directed to use of GNPs for drug delivery across the blood brain barrier to the central nervous system. Midatech’s pipeline of GNP-drug conjugates for neuroscience also benefits from protection by the foundation GNP patents of patent family 1. The patent family includes seven pending applications.

Midatech also has in its portfolio several vaccine and infectious disease related patent families. These relate to GNPs for immune-based therapy and antibiotic-GNP conjugates. Midatech acquired through the Q Chip transaction patent applications directed to the apparatus and methods of “Q Sphera” technology, which employs a piezoelectric droplet generator to form polymeric microparticles that encapsulate a drug for sustained release. The combination of Midatech’s GNP technology with Midatech Wales’ sustained release technology has provided possibilities for new formulations of GNP-drug conjugates. Midatech’s GNPs, when encapsulated in Midatech Wales’ microparticles, enjoy patent protection conferred by the existing granted Midatech patents.

In addition, Midatech acquired a number of issued U.S. and foreign patents and pending patent applications in connection with its acquisition of DARA. Midatech’s patent rights categorized by individual drug programs is summarized below:

•
KRN5500. Four issued U.S. patents directed to spicamycin and derivatives thereof, including KRN5500, and their use in methods of decreasing or preventing pain; two pending U.S. patent applications and one pending U.S. provisional patent application directed to formulations of spicamycin derivatives, including KRN5500, and their use in methods of treating or preventing pain or treating liquid tumors; fourteen issued foreign patents and five  pending foreign applications directed to spicamycin and derivatives thereof, including  KRN5500, and their use in methods of decreasing or preventing pain.

•
DB959.  Three issued U.S. patents and one pending U.S. patent application with corresponding foreign patents and patent applications and one pending PCT application related to indane acetic acid derivative compounds and use thereof for treating type 2 diabetes, obesity, cardiovascular disease, liver disorders, Alzheimer’s disease, autoimmune disorders, psoriasis and other diseases, and the process and intermediates for preparing compounds.  The patents and patent applications related to DB959 were licensed by DARA to T3D Therapeutics, Inc. in 2013.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the filing date of a non-provisional patent application. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent.

The term of a U.S. patent that covers a drug, biological product or medical device approved pursuant to a pre-market approval may also be eligible for patent term extension when FDA approval is granted, provided that certain statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the expiration date set for the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be granted an extension and only those claims reading on the approved drug may be extended. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug, provided that statutory and regulatory requirements are met. Thus, in the future, if and when Midatech’s product candidates receive approval by the FDA or foreign regulatory authorities, it expects to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors. The expiration dates of Midatech’s patents and patent applications referred to above are without regard to potential patent term extension or other market exclusivity that may be available to it.

In addition to patents, Midatech may rely, in some circumstances, on trade secrets to protect its technology and maintain its competitive position. However, trade secrets can be difficult to protect. Midatech seeks to protect its proprietary technology and processes, in part, by confidentiality agreements with its employees, corporate and scientific collaborators, consultants, scientific advisors, contractors and other third parties. Midatech also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of our information technology systems.

Government Regulations

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union and the United Kingdom, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and Approval of Drugs in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and implementing regulations. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice (“DOJ”) or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice (“GLP”) regulations;

•	submission to the FDA of an investigational new drug application, which must take effect before human clinical trials may begin;

•	approval by an independent institutional review board (“IRB”), representing each clinical site before each;

•	potential initiation of a clinical trial;

•
performance of adequate and well-controlled human clinical trials in accordance with good clinical practices (“GCP”) to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a new drug application (“NDA”);

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

•
satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies (“REMS”), and post-approval studies required by the FDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of the purity and stability of the manufactured drug substance or API and the formulated drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the clinical trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin.

In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct a continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•
Phase I. The drug is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

•
Phase II. The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•
Phase III. The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.3 million, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently exceeding $114,000 per product and $585,000 per establishment. These fees are typically increased annually.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for “priority review” products are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections cover all facilities associated with an NDA submission, including drug component manufacturing (such as active pharmaceutical ingredients), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use (“ETASU”). ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are fast track designation, breakthrough therapy designation and priority review designation.

Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other drugs, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s NDA before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the NDA is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

In 2012, Congress enacted the Food and Drug Administration Safety and Innovation Act (“FDASIA”). This law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

The FDA may designate a product for priority review if it is a drug that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case- by-case basis, whether the proposed drug represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a drug for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality (“IMM”), and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a drug.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. For example, accelerated approval has been used extensively in the development and approval of drugs for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large clinical trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase IV or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

The FDA’s Decision on an NDA

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase IV clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (“PDMA”), which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman amendments to the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application (“ANDA”) to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference listed drug (“RLD”).

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form, and the strength of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.”

Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.

Under the Hatch-Waxman amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. In cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication.

Hatch-Waxman Patent Certification and the 30-Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the ANDA applicant is not seeking approval).

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent or a decision in the infringement case that is favorable to the ANDA applicant.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the FDASIA in 2012, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will be receiving orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

Patent Term Restoration and Extension

The term of a U.S. patent that covers a drug, biological product or medical device approved pursuant to a PMA may also be eligible for patent term extension when FDA approval is granted, provided that certain statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration date set for the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be granted an extension and only those claims reading on the approved drug may be extended. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug, provided that statutory and regulatory requirements are met. The U.S. Patent and Trade Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Regulation Outside the United States

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of drug products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Regulation and Marketing Authorization in the European Union

The process governing approval of medicinal products in the European Union follows essentially the same lines as in the United States and, likewise, generally involves satisfactorily completing each of the following:

•	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable European Union Good Laboratory Practice regulations;

•	submission to the relevant national authorities of a clinical trial application (“CTA”) which must be approved before human clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

•
submission to the relevant competent authorities of a marketing authorization application (“MAA”) which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

•
satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced current cGMP;

•	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

•	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

Preclinical Studies

Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animal studies, in order to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of the compounds for testing must comply with the relevant European Union regulations and requirements. The results of the preclinical tests, together with relevant manufacturing information and analytical data, are submitted as part of the CTA.

Clinical Trial Approval

Requirements for the conduct of clinical trials in the European Union, including GCP, are implemented in the Clinical Trials Directive 2001/20/EC and the GCP Directive 2005/28/EC. Pursuant to Directive 2001/20/EC and Directive 2005/28/EC, as amended, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of a European Union member state in which a study is planned to be conducted, or in multiple member states if the clinical trial is to be conducted in a number of member states. To this end, a CTA is submitted, which must be supported by an investigational medicinal product dossier (“IMPD”) and further supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and other applicable guidance documents. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application in that country.

In April 2014, the European Union legislator passed the new Clinical Trials Regulation, (EU) No 536/2014, which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new European Union clinical trials legislation was passed as a regulation that is directly applicable in all European Union member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation (EU) No 536/2014 becomes applicable, which will be no earlier than May 28, 2016.

The new Regulation (EU) No 536/2014 aims to simplify and streamline the approval of clinical trial in the European Union. The main characteristics of the regulation include:

•	a streamlined application procedure via a single entry point, the European Union portal;

•
a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states;

•
a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned;

•	strictly defined deadlines for the assessment of clinical trial application; and

•
the involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the Regulation (EU) No 536/2014.

Marketing Authorization

Authorization to market a product in the member states of the European Union proceeds under one of four procedures: a centralized authorization procedure, a mutual recognition procedure, a decentralized procedure or a national procedure.

Centralized Authorization Procedure

The centralized procedure enables applicants to obtain a marketing authorization that is valid in all European Union member states based on a single application. Certain medicinal products, including products developed by means of biotechnological processes, must undergo the centralized authorization procedure for marketing authorization, which, if granted by the European Commission, is automatically valid in all 28 European Union member states. The EMA and the European Commission administer this centralized authorization procedure pursuant to Regulation (EC) No 726/2004.

Pursuant to Regulation (EC) No 726/2004, this procedure is mandatory for:

•	medicinal products developed by means of one of the following biotechnological processes:

o	recombinant DNA technology;

o	controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells; and

o	hybridoma and monoclonal antibody methods;

•	advanced therapy medicinal products as defined in Article 2 of Regulation (EC) No. 1394/2007 on advanced therapy medicinal products;

•
medicinal products for human use containing a new active substance that, on the date of effectiveness of this regulation, was not authorized in the European Union, and for which the therapeutic indication is the treatment of any of the following diseases:

o	acquired immune deficiency syndrome (AIDS);

o	cancer;

o	neurodegenerative disorder;

o	diabetes;

o	auto-immune diseases and other immune dysfunctions; and

o	viral diseases; and

•	medicinal products that are designated as orphan medicinal products pursuant to Regulation (EC) No 141/2000.

The centralized authorization procedure is optional for other medicinal products if they contain a new active substance or if the applicant shows that the medicinal product concerned constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization is in the interest of patients in the European Union.

Administrative Procedure. Under the centralized authorization procedure, the EMA’s Committee for Human Medicinal Products (“CHMP”) serves as the scientific committee that renders opinions about the safety, efficacy and quality of medicinal products for human use on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national authority for medicinal products, with expert appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days to adopt an opinion as to whether a marketing authorization should be granted. The process usually takes longer in case additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. When an application is submitted for a marketing authorization in respect of a drug that is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may pursuant to Article 14(9) Regulation (EC) No 726/2004 request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. Once the procedure is completed, a European Public Assessment Report (“EPAR”) is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. After the adoption of the CHMP opinion, a decision on the MAA must be adopted by the European Commission, after consulting the European Union member states, which in total can take more than 60 days.

Conditional Approval.   In specific circumstances, European Union legislation (Article 14(7) Regulation (EC) No 726/2004 and Regulation (EC) No 507/2006 on Conditional Marketing Authorisations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products) if (1) the risk-benefit balance of the product candidate is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) the product fulfills unmet medical needs and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

Marketing Authorization under Exceptional Circumstances.   Under Article 14(8) Regulation (EC) No 726/2004, products for which the applicant can demonstrate that comprehensive data (in line with the requirements laid down in Annex I of Directive 2001/83/EC, as amended) cannot be provided (due to specific reasons foreseen in the legislation) might be eligible for marketing authorization under exceptional circumstances. This type of authorization is reviewed annually to reassess the risk-benefit balance. The fulfillment of any specific procedures/obligations imposed as part of the marketing authorization under exceptional circumstances is aimed at the provision of information on the safe and effective use of the product and will normally not lead to the completion of a full dossier/approval.

Market Authorizations Granted by Authorities of European Union Member States

In general, if the centralized procedure is not followed, there are three alternative procedures as prescribed in Directive 2001/83/EC:

•
The decentralized procedure allows applicants to file identical applications to several European Union member states and receive simultaneous national approvals based on the recognition by European Union member states of an assessment by a reference member state.

•	The national procedure is only available for products intended to be authorized in a single European Union member state.

•	A mutual recognition procedure similar to the decentralized procedure is available when a marketing authorization has already been obtained in at least one European Union member state.

A marketing authorization may be granted only to an applicant established in the European Union.

Pediatric Studies

Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan (“PIP”), covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA (“PDCO”) may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.

Periods of Authorization and Renewals

A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the European Union market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Orphan Drug Designation and Exclusivity

The European Commission, following an evaluation by the EMA’s Committee for Orphan Medicinal Products, has designated SMT C1100 as an orphan medicinal product (EU orphan designation number: EU/3/08/591). Pursuant to Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000, the European Commission can grant such orphan medicinal product designation to products for which the sponsor can establish that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the European Union, or a life threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that sales of the drug in the European Union would generate a sufficient return to justify the necessary investment. In addition, the sponsor must establish that there is no other satisfactory method approved in the European Union of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients.

Orphan drug designation is not a marketing authorization. It is a designation that provides a number of benefits, including fee reductions, regulatory assistance, and the possibility to apply for a centralized European Union marketing authorization, as well as ten years of market exclusivity following a marketing authorization. During this market exclusivity period, neither the EMA, the European Commission nor the member states can accept an application or grant a marketing authorization for a ‘similar medicinal product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as those contained in an authorized orphan medicinal product and that is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. In addition, a competing similar medicinal product may in limited circumstances be authorized prior to the expiration of the market exclusivity period, including if it is shown to be safer, more effective or otherwise clinically superior to the already approved orphan drug. Furthermore, a product can lose orphan designation, and the related benefits, prior to us obtaining a marketing authorization if it is demonstrated that the orphan designation criteria are no longer met.

Regulatory Data Protection

European Union legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of ten years of orphan market exclusivity. Depending upon the timing and duration of the European Union marketing authorization process, products may be eligible for up to five years’ supplementary protection certificates (“SPCs”), pursuant to Regulation (EC) No 469/2009. Such SPCs extend the rights under the basic patent for the drug.

Regulatory Requirements After a Marketing Authorization has been Obtained

If Midatech obtains authorization for a medicinal product in the European Union, it will be required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products:

Pharmacovigilance and other requirements

Midatech will, for example, have to comply with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. Other requirements relate, for example, to the manufacturing of products and APIs in accordance with good manufacturing practice standards. European Union regulators may conduct inspections to verify our compliance with applicable requirements, and we will have to continue to expend time, money and effort to remain compliant. Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties in the European Union. Similarly, failure to comply with the European Union’s requirements regarding the protection of individual personal data can also lead to significant penalties and sanctions. Individual European Union member states may also impose various sanctions and penalties in case we do not comply with locally applicable requirements.

Manufacturing

The manufacturing of authorized drugs, for which a separate manufacturer’s license is mandatory, must be conducted in strict compliance with the EMA’s Good Manufacturing Practices (“GMP”) requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. The EMA enforces its current GMP requirements through mandatory registration of facilities and inspections of those facilities. The EMA may have a coordinating role for these inspections while the responsibility for carrying them out rests with the member states competent authority under whose responsibility the manufacturer falls. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and could subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

Marketing and Promotion

The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83/EC. The applicable regulations aim to ensure that information provided by holders of marketing authorizations regarding their products is truthful, balanced and accurately reflects the safety and efficacy claims authorized by the EMA or by the competent authority of the authorizing member state. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

Patent Term Extension

In order to compensate the patentee for delays in obtaining a marketing authorization for a patented product, a supplementary certificate, or SPC, may be granted extending the exclusivity period for that specific product by up to five years. Applications for SPCs must be made to the relevant patent office in each European Union member state and the granted certificates are valid only in the member state of grant. An application has to be made by the patent owner within six months of the first marketing authorization being granted in the European Union (assuming the patent in question has not expired, lapsed or been revoked) or within six months of the grant of the patent (if the marketing authorization is granted first). In the context of SPCs, the term “product” means the active ingredient or combination of active ingredients for a medicinal product and the term “patent” means a patent protecting such a product or a new manufacturing process or application for it. The duration of an SPC is calculated as the difference between the patent’s filing date and the date of the first marketing authorization, minus five years, subject to a maximum term of five years.

A six-month pediatric extension of an SPC may be obtained where the patentee has carried out an agreed pediatric investigation plan, the authorized product information includes information on the results of the studies and the product is authorized in all member states of the European Union.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of products will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of our drug candidate to currently available therapies (so called health technology assessment) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, there can be considerably pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel distribution (arbitrage between low-priced and high-priced member states), can further reduce prices. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Healthcare Law and Regulation

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

•
the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•
the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•
the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•
the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•
the federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and

•
analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Competition

Midatech’s drug conjugate platform is among the latest generation of nanomedicine technology. Liposomes, an artificially prepared spherical vehicle composed of a lipid bilayer that can be used as vehicle for the administration of nutrients and drugs, followed by various polymeric nanoparticles, were the first nanotechnologies, and now inorganic nanoparticles like Midatech GNPs are emerging as the fastest growing sector within the nanomedicine market. The speed and nature of technological change means that physical science is always evolving and new competition and alternatives are always a possibility, however Midatech believes that it has established competitive advantage over its peers. As a result of the combination of its platform technology, intellectual property and proprietary know-how, Midatech has a protected position in the nanoparticle space which allows the potential for highly differentiated drugs serving high unmet needs like orphan oncology to be rapidly and independently manufactured and scaled.

Competitive Dynamics

Barriers to entry for competitors are high. The significant level of capital, scientific capabilities, and infrastructure required to achieve what Midatech has achieved to date may deter new entrants. A high degree of specialization and expertise in equivalent drug conjugate technology and relevant therapeutic areas is essential, which Midatech has built up over many years since inception. The power of suppliers is relatively low given Midatech’s manufacturing autonomy. The power of buyers—pharmaceutical companies—is important insofar as they may be partners for the commercialization and distribution of Midatech compounds such as its transbuccal insulin; however, in the oncology and ophthalmology programs the intention is that Midatech may commercialize these without the need for pharmaceutical partners. Even for large pharmaceutical companies, the know-how, manufacturing, and effort involved in getting Midatech to its current stage of business development would likely see them engage as partners rather than as competitors. Competitive pressures or substitutes for Midatech compounds like all biogenetic products come from traditional non-GNP therapeutic drugs, biosimilars, or new chemical entities. The growing trend of drug sales produced using biotechnology products suggests that the threat from traditional compounds as substitutes is potentially weak and shrinking. For example, in 2014, approximately 60% of approved molecular entities were specialty biotechnology drugs; however, by the end of the decade, 50% of drugs are expected to be biotechnology drugs. Biosimilars could become a competitor to nanotech drugs, however this is currently uncertain given the difficult pathway for regulatory approval and concerns of minor differences affecting drug efficacy and safety, as well as the significant cost involved in developing and approving biosimilars, which can run into hundreds of millions of dollars.

Competitive Technology

The main competing nanotechnologies are liposomes, polymers, carbon assemblies and other inorganic/metallic platforms. Carbon assemblies are not widely used in healthcare applications. Most nano activity has traditionally involved liposomes and polymers. More recently, the focus has moved to include inorganic nanoparticles using solid cores where Midatech is one of a few companies using gold. To the best of Midatech’s knowledge, it is the only company using non-colloidal gold (colloidal gold is defined as larger GNPs 10-15 nm and more, whereas Midatech’s core GNP construct is less than 2 nm) and is sufficiently progressed with the technology to be undertaking Phase II clinical trials. Midatech believes it is therefore well positioned versus the other technologies and companies providing a differentiated platform that imparts favorable characteristics in drug delivery, including targeting and mobility, solubility (for otherwise non soluble compounds), stability (of peptides), compatibility (inert and biocompatible) and highly controlled delivery and release in the cell.

Competitive Therapeutic Areas

With respect to diabetes, research on various alternative insulin delivery systems includes inhaled, oral, nasal, pulmonary, ocular, rectal, transdermal, and transbuccal routes of delivery. Inhaled insulin has as yet failed to show the anticipated success due to poor dosing flexibility, inconvenient administration, and safety concerns. Oral insulin remains a challenge because of susceptibility to hydrolytic degradation by acid and enzymes, low membrane permeability and low bioavailability. Midatech is focused on buccal administration, where it considers the GNP technology can successfully leverage the significant lymphatic and blood supply found in the buccal mucosa for the administration of GNP bound insulin.

Much of the historical and current focus and activity of the nanomedicine market is oncology. Within this domain, Midatech believes it is well positioned given the Group’s focus on selected orphan oncology applications where unmet needs persist, an accelerated regulatory process is possible and fewer companies compete (reflecting the challenges that need to be addressed). The other Midatech therapeutic areas (endocrinology, ophthalmology and neuroscience) are less active than oncology, which Midatech believes allows the advantages of GNP technology to be leveraged beyond the capabilities of other technologies, such as peptide stability, the ability to cross membranes (blood brain barrier, buccal mucosa) and excretability. Similarly, with the Midatech sustained release technology, the ability to address shortcomings of other controlled technologies such as burst, lag, release profile and consistency enables Midatech to pursue unmet opportunities such as sustained release octreotide, which to date has no generic competition despite being off patent for many years.

Competitive Companies

From a technology perspective, Midatech believes other companies using gold nanoparticle technologies include AuraSense Therapeutics, CytImmune Sciences, Inc., and Nanospectra Biosciences, Inc. Some companies use larger colloidal GNPs of 10 to 15nm or bigger, whereas Midatech uses non-colloidal gold cores smaller than 2nm.

Midatech’s Q Sphera technology for biodegradable sustained-release formulation takes a droplet-based approach that is based on a unique combination of microfluidics and 3-D printing. It enables next-generation microparticle engineering. Midatech believes other companies in the sustained release space include Critical Pharmaceuticals Ltd, Liquidia Technologies, Envisia Therapeutics, Graybug, Inc. and Nanomi B.V.

From a therapeutic perspective, Midatech believes other companies using non-injectable insulin include Mannkind Corporation, Oramed Pharmaceuticals, Inc. and Generex Biotechnology Corporation. Further, Afrezza, a form of inhaled insulin, is marketed by Mannkind Corporation and Sanofi S.A. Midatech is one of the few focused on buccal administration.

In oncology, research on nanomedicines over the past ten years has resulted in two FDA-approved antibody drug conjugates (brentuximab vedotin and trastuzumab emtansine), and four FDA-approved nanoparticle-based drug delivery platforms (Abraxane, Doxil (and its related variant, Thermodox), DaunoXome and Marqibo). With respect to these:

•	brentuximab vedotin, marketed as Adectris by Seattle Genetics and Millennium Pharmaceuticals/Takeda Oncology, is an antibody drug conjugate directed to the protein CD30, and is used to treat lymphoma;

•	trastuzumab emtansine, marketed as Kadcyla by Genentech Inc., a subsidiary of F. Hoffman-La Roche AG, is an antibody drug conjugate used for the treatment of metastatic breast cancer;

•	Abraxane, marketed by Celegene Corporation, consists of paclitaxel protein-bound particles for injectivable suspension, and is used for treating breast, lung, pancreatic and various other cancers;

•
Doxil, marketed by Janssen Products, is a doxorubicin HCI liposome injection used for ovarian cancer, kaposi sarcoma (a form of cancer that develops from the cells that line lymph or blood vessels) and multiple myeloma;

•
ThermoDox, a variant of Doxil, is marketed by Celsion Corporation, is a lyso-thermosensitive liposomal doxorubicin, and is used for treating breast and liver cancer. A variant of ThermoDox, called DaunXome, marketed by Galen Pharmaceuticals, is a liposomal daunoubicin, and is used to treat karposi sarcoma;

•	Marquibo, marketed by Spectrum Pharaceuticals, is a liposome-encapsulated vincristine, and is used to treat certain forms of leukemia.

There are also a number of drugs in development for various cancers at Phase I, Phase II and Phase III.

Midatech is pursuing orphan and rare oncology indications for both its GNP technology (in liver and brain cancer), as well as its sustained release technology, where therapies in development and on the market are limited. In neuroscience, Midatech is one of a few companies developing nanotechnology treatments with early stage programs focused on getting therapies across the BBB to treat diseases like Multiple Sclerosis, Alzheimer’s, and Parkinson’s disease.

With respect to the products Midatech commercializes, Gelclair competes with similarly categorized products, as well as a compounded, drug prescription product known as “Magic Mouthwash,” which is not marketed or sold by any pharmaceutical company, but rather often compounded by independent pharmacies. While Zuplenz and Soltamox have no specific competition, each of the ondansetron and tamoxifen markets are comprised of generic oral tablets. With respect to Oravig, the oral thrush market is currently serviced only by generic products.

Manufacturing

GNP Drug Conjugate Platform

Midatech has a manufacturing facility in Bilbao, Spain. The facility received cGMP certification and it is considered by Midatech to be unique in Europe as a cGMP certified manufacturing facility for solid core inorganic nanoparticles with sufficient capacity for producing clinical trial materials. Midatech established this state-of-the-art manufacturing facility in order to control the production and development of its GNP production. Midatech completed a significant upgrade to the site in September 2014, creating an integrated but separate unit for production of sterile candidate compounds within the GNP manufacturing facility in order to clinically test and evaluate candidate GNP-based cancer vaccines and GNP-chemotherapeutics. The facility extends over 750 square meters and includes a manufacturing suite, quality control laboratories, research laboratories, administrative space and has room for future expansion. The facility also enables Midatech to undertake research and preclinical activities. The facility is located near Bilbao’s international airport and a number of educational institutions in the region, from which Midatech benefits by way of post-graduate talent recruitment. The institutions include The Centre for Cooperative Research in Biomaterials in San Sebastian, Spain, which is focused on nanotechnology. The facility is also currently under evaluation by a US-based company seeking facilities to manufacture its products, which if successful could lead to a manufacturing contract that could potentially generate substantial revenues.

NanoFacturing

In December 2014, a consortium led by Midatech Pharma España SL (formerly named Midatech Biogune) was awarded €7.9 million (payable in installments) of grant funding from Horizon 2020, the European Union research and innovation program backed by the European Commission aimed at securing Europe’s global competitiveness. Of the total amount, €3.4 million is for the Midatech Group directly, with the balance going to consortium partners that will be involved in the scale-up of Midatech’s GNP manufacturing capacity. A consortium of nine partners was selected to receive the funding, including Midatech as lead proposer, for the proposal of “NanoFacturing—The Development of Medium- and Large-Scale Sustainable Manufacturing Process Platforms for Clinically Compliant Solid Core Nanopharmaceuticals.” The project had been evaluated by five independent experts and resulted in the consortium being selected to be awarded one of only two grants available out of 18 competing bids.

NanoFacturing is a scalable manufacturing platform to be developed by Midatech to support the wide range of nanopharmaceutical products being developed in Europe. It aims to address the small and medium scale needs of early phase clinical trials and niche applications, whilst also supporting the development of clinically compliant, sustainable large scale manufacturing processes capable of taking these products through Phase III trials into commercial manufacture and supply into large potential markets.

The project will focus on, inter alia, (i) creating cGMP pilot lines for up-scaling manufacturing; (ii) taking nanomaterials already successfully produced at proof-of-concept/milligram levels and facilitating their scale-up to kilogram quantities; and (iii) providing large-scale and cGMP production for clinical trials and nanomedicine production. The project will develop a GNP-based drug conjugate delivery system towards commercialization, including inter alia: (i) the synthetic processes, functional specifications and best practices to ensure efficient translation of agents from discovery through to first in man; and (ii) proof-of-concept studies and beyond to Phase III trials and commercialization, according to industrial and regulatory standards.

GNP Production

Midatech’s GNPs are manufactured in a proprietary process in which the nanoparticles self-assemble at room temperature. The main manufacturing unit was certified in February 2011 to operate to standards of cGMP and the newly refurbished facility has been licensed for the production of sterile material.  The facility houses two “Class C” clean rooms appropriate for manufacture of pharmaceutical grade material. The site has capacity for manufacturing enough material for clinical trials. The process is engineered to be easily scalable and so capacity can be expanded quickly if needed for larger trials and potential subsequent sales. The manufacturing facility gives Midatech complete control over GNP quality and supply. In addition to quality control issues, in-house development of manufacturing capabilities adds additional value to Midatech through revenue gained from retaining manufacturing rights. Midatech believes that other early stage nanotechnology companies outsource manufacturing to partners due to the complexity and relatively high cost involved with setting up a manufacturing operation. Midatech believes that although outsourcing lowers up-front investment, it gives away control over manufacturing, which can frequently lead to quality issues and supply constraints, especially when production needs to be scaled up.

While the manufacture of nanoparticles at Midatech Pharma España uses proprietary technology, the raw materials used for this manufacture are principally readily available chemical raw materials, which can be obtained from a number of standard suppliers. As routine practice, Midatech Pharma España uses two independent supply companies which are effectively interchangeable in order to mitigate the risk of failure in the supply chain. Specific ligand compounds are routinely supplied by a validated company in Spain under a Quality Agreement, but other companies in the United Kingdom have been used to synthesize these components on occasion, to ensure low risk of supply failure. Midatech Pharma España can also manufacture these components in house if necessary.

Manufacture of Sterile Injectables for Human Studies

In order to be in a position to clinically test and evaluate candidate GNP-based cancer vaccines and GNP-chemotherapeutics, which are administered by intravenous injection, clinical candidate compounds have to be produced under sterile conditions. To that end, Midatech completed a major upgrade of its infrastructure by integrating a separated sterile production unit within the cGMP manufacturing containment area. The Spanish regulatory authority has granted the required licenses for European compliance.

Sustained Release Platform

Manufacturing of cGMP grade materials within Midatech’s sustained release platform is currently outsourced to a third party, Nova Laboratories Ltd., referred to as Nova. Some investigational projects for third parties are carried out in Cardiff, Wales utilizing the ISO 9000 quality system. Nova operates a fully compliant pharmaceutical quality system and is licensed by the United Kingdom Medicines and Healthcare products Regulatory Agency as well as the United States Food and Drug Administration. Midatech’s five-year contract with Nova is due to expire in July 2018 and has no minimum order sizes, thereby ensuring that the initiation of each manufactured batch is solely within the control of Midatech.

Environmental, Health and Safety Matters

Midatech’s manufacturing facility is subject to extensive environmental, health and safety laws and regulations governing, among other things: the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to Midatech’s failure to properly dispose of chemicals, waste materials and sewage.

These laws, regulations and permits could potentially require the expenditure by Midatech of significant amounts for compliance or remediation. If Midatech fails to comply with such laws, regulations or permits, it may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue its business activities. In addition, Midatech may be required to pay damages or civil judgments in respect of third party claims, including those relating to personal injury (including exposure to hazardous substances its uses, stores, handles, transports, manufactures or disposes of), property damage or contribution claims. Some environmental, health and safety laws allow for strict, joint and several liability for remediation costs, regardless of comparative fault. Midatech may be identified as a responsible party under such laws. Such developments could have a material adverse effect on Midatech’s business, financial condition and results of operations.

In addition, laws and regulations relating to environmental, health and safety matters are often subject to change. In the event of any changes or new laws or regulations, Midatech could be subject to new compliance measures or to penalties for activities that were previously permitted.

Seasonality

Midatech’s business is not subject to seasonal patterns.

C.	Organizational Structure

Midatech is organized under the laws of England and Wales. Midatech has three wholly owned subsidiaries, as well as several indirectly owned subsidiaries and joint ventures. The following table sets forth a description of the Group.

Subsidiaries	Country of Incorporation	Voting Interest
Subsidiaries of Midatech Pharma PLC
Midatech Pharma (Wales) Limited	England and Wales	100%
Midatech Limited	England and Wales	100%
Midatech Pharma US Inc.	United States (Delaware)	100%
Midatech Pharma Pty Limited	Australia	100%
Joint Ventures with Midatech Limited
MidaSol Therapeutics GP (1)	Cayman Islands	50%
Syntara LLC (2)(3)	United States (Delaware)	50%
Subsidiaries of Midatech Limited
Midatech Pharma Espana SL	Spain	100%
Midatech Andalucia SL (3)	Spain	100%
Pharmida AG (3)	Switzerland	100%
Subsidiaries of Midatech Pharma US Inc.
DARA Therapeutics, Inc.	United States (North Carolina)	100%

_______________
(1)	Joint venture between Midatech Limited and MonoSol.
(2)
Joint venture between Midatech Limited and Immunotope Inc. The percentage ownership of the entity is determined by reference to the partnership agreement and varies from time to time depending on capital committed. While 50% is the economic interest, Midatech Limited can currently direct 49% of the voting rights.

(3)	Dormant entity or entities in the process of being wound-down.

D.	Property, Plant and Equipment

Midatech’s headquarters, which houses its corporate offices, is located in Oxfordshire, United Kingdom. Midatech leases approximately 543 square meters (approximately 1,782 square feet) in this facility. Midatech’s lease for this space expires in February 2020.

Midatech also leases approximately 513 square meters (approximately 5,524 square feet) of a manufacturing facility in Bilbao, Spain, which lease expires in March 2021, and approximately 265 square meters (approximately 2,854 square feet) for a sustainable release research laboratory in Cardiff, Wales, which lease expires in April 2018.

As a result of acquiring DARA, Midatech has acquired a lease for 7,250 square feet (approximately 2,210 square meters) of office space in Raleigh, North Carolina. The lease expires on March 31, 2018.

Midatech believes that its facilities are sufficient to meet its current needs and that suitable additional space will be available as and when needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

A.	Operating Results.

This section begins with an overview of the principal factors and trends affecting Midatech’s results of operations. The overview is followed by a discussion of the components of Midatech’s income statement and Midatech’s critical accounting policies and estimates that it believes are important to understanding the assumptions and judgments reflected in its reported financial results. Midatech then presents an analysis of its results of operations for the last three fiscal years. Midatech does not report in segments.

 The following discussion should be read in conjunction with Midatech’s consolidated financial statements included in Item 18 of this annual report and “Item 3.D — Key Information — Risk Factors.” Midatech’s financial statements and the financial information discussed below have been prepared in accordance with IFRS.

Principal Factors Affecting Results of Operations

Midatech considers the currency exchange rate between the British pound sterling, Euros and the U.S. dollar and certain other factors affecting the comparability of results of operations between periods as those most likely to influence its financial condition and results of operations.

Currency Exchange Rate

Midatech reports its financial results in British pounds sterling and its cash reserves are also largely denominated in British pounds sterling; however costs from its Spanish operation are denominated in Euros and costs from its United States operations are denominated in U.S. dollars, which subjects Midatech to currency exchange risks. A strong Euro or U.S. dollar against the British pound sterling would result in these Euros or U.S. dollars denominated costs needing a greater amount of cash to settle the cost.

During the periods set forth in the Midatech financial statements includes elsewhere in this annual report, the British pound sterling steadily appreciated against the Euro, such that by year end the Euro was close to a historic low; however, a strengthening Euro would result in higher British pound sterling equivalent costs being charged to the consolidated financial statements. The British pound remained more stable against the US dollar but a strengthening US dollar would again result in higher British pound sterling equivalent costs being charged to the consolidated financial statements however it would also result in higher revenue being recorded in the income statement. Certain other costs are denominated in other currencies, however, these are not considered material. At this time, Midatech does not consider the exposure sufficient to utilize derivatives to manage the forward exchange risk.

Initial Public Offering in the United Kingdom

Midatech’s financial and operating data for the periods ending December 31, 2015, 2014 and 2013 is not fully comparable due to the impact of Midatech’s initial public offering in the United Kingdom in 2014 and the costs associated with such transaction, the acquisitions of DARA and Zuplenz, together with the related NASDAQ listing in 2015.

Acquisition Transactions

On December 4, 2015, Midatech acquired Midatech US (formerly known as DARA). Operating results for Midatech US are only included in Midatech’s operating results for less than one month in fiscal 2015. Accordingly, the results for fiscal 2015 are not directly comparable to the results for fiscal 2014 and 2013.

On December 8, 2014, Midatech acquired Midatech Wales (formerly known as Q Chip Limited). Operating results for Midatech Wales are only included in Midatech’s operating results for less than one month in fiscal 2014. Accordingly, the results for fiscal 2014 are not directly comparable to the results for fiscal 2013.

Business Restructuring

Midatech’s financial and operating data for the periods ending December 31, 2014 and 2013 are not fully comparable due to the impact of a significant restructuring of Midatech’s operations during 2014. This saw a number of changes to headcount and organizational structure, as well as non-recurring costs associated with the reorganization.

Components of Income Statement Items

Operating Expenses

Midatech classifies its operating expenses into three categories: (i) research and development, (ii) distribution, sales and marketing and (iii) general and administration. These categories correspond to different functional areas within Midatech.

Midatech’s operating expenses primarily consist of personnel costs, contract research and development costs, professional service fees and depreciation. Personnel costs for each category of operating expenses include salaries, bonuses, social security, health insurance, other employee benefits and share-based compensation for personnel in that category. Midatech allocates share-based compensation expense resulting from the amortization of the fair value of options. Central overheads, such as rent, computer and other technology costs, are not allocated out to departments.

Research and Development Cost. Research and development costs consist of costs that are directly attributable to Midatech’s research and development programs associated with the products described above, including the cost of operating the Spanish manufacturing facility, which produces material exclusively for preclinical and clinical studies. This includes costs of third party CROs, research specialist professional services providers, chemicals and other consumables used in the research and manufacturing process, and payroll costs of staff directly assigned to the research and manufacturing operations.

Distribution Costs, Sales and Marketing. This category includes all costs directly associated with the commercial sales operation of the U.S. sales and marketing operation, including staff costs of sales personnel including sales management and marketing costs associated with the commercial business.

Administrative Costs. All other costs are classified as administrative costs. These primarily consist of personnel costs for our executive, finance, corporate development and administrative personnel, as well as legal, accounting and other professional service fees, other corporate expenses, merger and acquisition costs and initial public offering costs that are charged to the consolidated statement of comprehensive income.

Finance Income

Finance income includes all interest receivable on cash deposits. In 2015, finance income also included a gain on an equity settled derivative financial liability. The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars, which is different from the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities in the consolidated statement of financial position with any gains or losses being recognized through finance income or finance expense in the consolidated statement of comprehensive income.

Finance Expense

Finance expenses include all interest payable on borrowings and loan instruments. In 2014, this included charges in respect of loan notes issued by Midatech Wales that were converted into equity as part of the acquisition by Midatech. Also included is interest chargeable on loans provided by Spanish governmental agencies to fund the construction and subsequent upgrade to Midatech’s Spanish manufacturing facility. In 2013, finance expenses also included interest chargeable on preference shares in Midatech Limited that have since been cancelled or converted into Ordinary Shares. Interest on these preference shares ceased to accrue in December 2013.

Taxation

Taxation represents tax credits receivable by Group companies in respect of qualifying research and development costs incurred and a non-material amount of income tax payable by a non-UK subsidiary.

Critical Accounting Estimates and Judgments

The preparation of Midatech’s consolidated financial statements requires Midatech to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of its financial statements. Midatech bases its estimates, assumptions and judgments on historical experience and various other factors that it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management evaluates estimates, assumptions and judgments on a regular basis and makes changes accordingly, and discusses critical accounting estimates with the Board of Directors.

The following are considered to be critical accounting policies because they are important to the portrayal of the financial condition or results of operations of the group and they require critical management estimates and judgments about matters that are uncertain.

Business Combinations

Midatech determines and allocates the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires the use of significant estimates and assumptions, including the estimated fair value of the acquired intangible assets.

While Midatech uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing certain of the intangible assets the Midatech Group have acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from in-process research and development;

•	the fair value of the property, plant and equipment; and

•	discount rates.

Judgement has also been applied in the distinction of an asset purchase and business combination with regard to the Zuplenz acquisition. Judgement was applied in assessing the inputs, processes and outputs relevant to the acquisition to arrive at the conclusion that the treatment should be a business combination.

Impairment of Goodwill and Intangible Assets Not Yet Ready for Use

Goodwill and intangibles not yet ready for use are tested for impairment at the cash generating unit level on an annual basis at the year end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a cash generating unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital. The carrying value of Midatech’s goodwill was £12.5 million and £2.3 million as of December 31, 2015 and 2014, respectively, and intangibles not yet ready for use was £10.8 million as of December 31, 2015 and 2014. In addition, as of December 31, 2015, Midatech had intangibles relating to marketing and product rights of £18.1 million.

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit. Based on the analysis performed, there was no impairment as of December 31, 2015 for goodwill, although there was an impairment of an in-process research and development intangible of £1.8 million in the year ended December 31, 2014, caused by the curtailment of an agreement with a commercial partner subsequent to acquisition. See Note 14 to Midatech’s audited consolidated financial statements for the year ended December 31, 2014 for more information.

Share-Based Payments

Midatech accounts for share-based payment transactions for employees in accordance with IFRS 2, Share- Based Payment, which requires it to measure the cost of employee services received in exchange for the options on Midatech’s ordinary shares, based on the fair value of the award on the grant date. Midatech selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of its share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of its ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The resulting cost of an equity incentive award is recognized as expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognized over the vesting period using the straight-line method and classified in the consolidated statements of comprehensive income.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 29 to Midatech’s audited consolidated financial statements for the year ended December 31, 2015 and are estimated as follows:

•	volatility is estimated based on the average annualized volatility of a number of publicly traded peer companies in the biotech sector;

•	the estimated life of the option is estimated to be until the first exercise period, which is typically the month after the option vests; and

•	the dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

See Note 29 to Midatech’s audited consolidated financial statements for the year ended December 31, 2015 for more information.

Income Taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

In 2015, there were £23.3 million, as opposed to £16.0 million in 2014, of gross unutilized tax losses carried forward. No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods.

Intangible Asset Recognition

Research and development costs are charged to expense as incurred and are typically made up of salaries and benefits, clinical and preclinical activities, drug development and manufacturing costs, and third-party service fees, including for clinical research organizations and investigative sites. Costs for certain development activities, such as clinical trials, are periodically recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations, or information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued expenses.

Recently Issued and Adopted Accounting Pronouncements

New Standards and Interpretations Not Yet Adopted

A number of new standards, amendments to standards, and interpretations are not effective for 2015, and therefore have not been applied in preparing Midatech’s financial statements.

IFRS 9, Financial Instruments (and subsequent amendments). On July 24, 2014 the IASB published the complete version of IFRS 9, Financial Instruments, which replaces most of the guidance in IAS 39. This includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also contains a new impairment model which will result in earlier recognition of losses. No changes were introduced for the classification and measurement of financial liabilities, except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. IFRS 9 also includes a new hedging guidance. It will be effective for annual periods beginning on or after  January 1,  2018, it is subject to endorsement by the European Union.

IFRS 15, Revenue from Contracts with Customers. IFRS 15 specifies how and when a company will recognize revenue, as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles-based five-step model to be applied to all contracts with customers as follows:

•	identify the contract(s) with a customer;

•	identify the performance obligations in the contract;

•	determine the transaction price;

•	allocate the transaction price to the performance obligations in the contract; and

•	recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 was issued in May 2014 and replaces IAS 11—Construction Contracts,  IAS 18—Revenue, IFRIC 13—Customer Loyalty Programmes, IFRIC 15—Agreements for the Construction of Real Estate, IFRIC 18—Transfers of Assets from Customers and SIC 31—Revenue—Barter Transactions involving Advertising Services. The IASB has voted to publish an Exposure Draft proposing a one-year deferral of the effective date of the revenue Standard to 1 January 1, 2018. The reason for deferring the effective date is that the IASB is planning to issue an Exposure Draft with proposed clarifications to the Standard, stemming from the joint Transition Resource Group meetings, as well as the desire to keep the effective date of the IASB’s and the FASB’s revenue Standards aligned. Earlier adoption is permitted. IFRS 15 is subject to endorsement by the European Union.

IFRS 16, Leases. On January 13, 2016, the IASB issued IFRS 16, Leases, which provides lease accounting guidance. Under the new guidance, lessees will be required to present right-of-use assets and lease liabilities on the statement of financial position. At the lease commencement date, a lessee is required to recognize a lease liability, which is the lessee’s discounted obligation to make lease payments arising from a lease, as well as a right of use asset, representing the lessee’s right to use, or control the use of, a specified asset for the lease term. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, it is subject to endorsement by the European Union. Earlier application is permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the initial application of IFRS 16.

Midatech is currently reviewing the impact of the above-mentioned Standards and Interpretations and is yet to conclude on whether any such standards will have a significant impact on the financial statements of the Group in the year of initial application.

The other standards, interpretations and amendments issued by the IASB (of which some still subject to endorsement by the European Union), but not yet effective are not expected to have a material impact on the Group’s future consolidated financial statements.

Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following table summarizes Midatech’s consolidated results of operations for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
	(£ in thousands)

Revenue	775	25
Grant revenue	600	132
Total revenue	1,375	157
Cost of Sales	(70)	---
Gross Profits	1,305	157
Research and development costs	(5,920)	(5,439)
Distribution costs, sales and marketing	(374)	---
Administrative costs	(7,929)	(4,665)
Loss from operations	(12,918)	(9,947)
Finance income	1,691	8
Finance expense	(5)	(161)
Loss before tax	(11,232)	(10,100)
Taxation	(1,133)	1,018
Loss after tax attributable to the owners of the parent	(10,099)	(9,082)

Total Revenue. For the year ended December 31, 2015, Midatech generated consolidated total revenues of £1.38 million, as compared to £0.16 million in 2014, an increase of 763%.

The increase in revenue for 2015 was primarily due to the addition of product sales from Midatech US, as well as revenue generated from research collaborations with third party pharmaceutical and biotech organizations and a significant increase in revenue from milestone based grants. For 2014, revenue was only generated from research collaborations with third party pharmaceutical and biotech organizations and income from milestone based grants

Research and Development Costs. Midatech incurred research and development costs of £5.92 million in 2015, as opposed to £5.44 million in 2014, an increase of £0.48 million, or 9%, primarily due to increased activity across the range of Midatech’s research programs.

Administrative Costs. For the year ended December 31, 2015, Midatech’s administrative costs were £7.93 million, as opposed to £4.67 million in 2014, an increase of £3.26 million, or 70%, primarily as a result of:

•
the listing of the Depositary Shares on NASDAQ and the registration of such Depositary Shares, and the Ordinary Shares underlying them, with the SEC, the acquisition of Midatech US and Zuplenz and related professional fees of £2.99 million; and

•
an increase in the average number of staff employed by the Group from 36 to 74, as opposed to 38 in 2014, and the associated increase in payroll costs by £1.45 million to £4.52 million in the aggregate, as opposed to £3.07 million in the aggregate in 2014.

Finance Income. Included within finance income for 2015 was a gain of £1.64 million arising on the revaluation of an equity settled derivative financial liability due to the reduction in the share price between the date of acquisition of Midatech Pharma US, Inc. and the year end. This impacts the fair value of the consideration for the share options and warrants assumed. The balance of finance income in 2015 and for all prior years related to interest received on bank deposits.

Finance Expense. Finance expenses of £0.005 million were charged in 2015, as compared to £0.16 million in 2014, a decrease of £0.155 million, or 97%. The majority of the 2014 charge related to interest on loan notes in Midatech Wales that were converted into equity prior to the acquisition by Midatech.

Taxation. Midatech is a recipient of tax credits from Her Majesty’s Revenue and Customs in respect of certain qualifying research and development expenditures. The amount receivable in 2015 was £1.20 million, as compared to £0.84 million in 2014, reflecting a higher level of qualifying activity in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following table summarizes Midatech’s consolidated results of operations for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
	(£ in thousands)
Revenue	157	147
Research and development costs	(5,439)	(2,840)
Administrative costs	(4,665)	(1,806)
Loss from operations	(9,947)	(4,499)
Finance income	8	1
Finance expense	(161)	(385)
Loss before tax	(10,100)	(4,883)
Taxation	1,018	799
Loss after tax attributable to the owners of the parent	(9,082)	(4,084)

Revenue. For the year ended December 31, 2014, Midatech generated consolidated revenues of £0.16 million, as compared to £0.15 million in 2013, an increase of 6.7%.

Revenue for 2014 and 2013 was generated from research collaborations with third party pharmaceutical and biotech organizations and income from milestone based grants.

Research and Development Costs. Midatech incurred research and development costs of £5.44 million in 2014, as opposed to £2.84 million in 2013, an increase of £2.60 million, or 91.5%, primarily due to the impairment of £1.8 million of IPRD as a result of the curtailment of one of Midatech Wales’ contracts and due to preclinical and toxilogical testing and preparation for Midatech’s clinical Phase II studies that commenced in 2015. Activities undertaken during 2014 were largely focused on the development of the oral insulin therapy enabling needle-free insulin delivery, which was developed via its joint venture with MonoSol RX LLC.

Administrative Costs. For the year ended December 31, 2014, Midatech’s administrative costs were £4.67 million, as opposed to £1.81 million in 2013, an increase of £2.86 million, or 158%, primarily as a result of:

•	the incurrence of professional fees and other costs of £1.05 million in connection with Midatech’s initial public offering and admission onto AIM;

•	the acquisition of Midatech Wales and related professional fees of £0.17 million; and

•
an increase in the average number of staff employed by 9 to 38, as opposed to 29 in 2013, and the associated increase in payroll costs £0.47m to £2.81 million in the aggregate, as opposed to £2.34 million in the aggregate in 2013 (which includes 23 days of Midatech Wales’ payroll costs).

Finance Expense. Finance expenses of £0.16 million were charged in 2014, as compared to £0.39 million in 2013, a decrease of £0.23 million, or 59.0%, primarily due to the cessation of an accrual of share interest on Midatech Limited’s preference shares in December 2013. The charge in 2013 represented interest charged on loans from Spanish governmental agencies to Midatech Pharma España SL and interest on preference share equity in Midatech Limited.

Taxation. Midatech is a recipient of tax credits from Her Majesty’s Revenue and Customs in respect of certain qualifying research and development expenditures. The amount receivable in 2014 was £0.84 million, as compared to £0.80 million in 2013.

B.	Liquidity and Capital Resources.

Overview

From its inception, Midatech’s operations have been financed primarily from the net proceeds of private share placings and, in December 2014, from its initial public offering and associated listing on AIM which raised £32.0 million, before costs and expenses.

Until Midatech’s acquisition of the rights to Zuplenz and DARA in December 2015, the Group did not have any products in the market and its revenue was derived from ad hoc research collaborations with partner organizations and grant income. The Group has yet to generate a profit and, excluding share issues, cash flows have been consistently negative from the date of incorporation.

Midatech’s commercialization strategy is to grow the Midatech US operations, such that it becomes profitable and cash generative, and can partially support the rest of the Group. Following this, Midatech will target revenue from sales of its own product candidates; however this is not expected to materialize until approximately 2018, at the earliest. Midatech is subject to all of the risks incident in the development of new biopharmaceutical products, and it may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business.

The Group has incurred significant net losses and has had negative cash flows from operations during each period from inception through December 31, 2015, and had an accumulated deficit of £39.15 million at December 31, 2015. Management expects operating losses and negative cash flows to continue for the foreseeable future. In the event that current cash reserves are found to be insufficient to achieve breakeven, then additional funding will have to be obtained, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If Midatech is unable to raise additional capital in sufficient amounts or on terms acceptable to it, it may have to significantly delay, scale back or discontinue the development or commercialization of its product candidates or its acquisition strategy. If Midatech raises additional funds through the issuance of additional debt or equity securities, it could result in dilution to Midatech’s existing stockholders, increased fixed payment obligations and these securities may have rights senior to those of Ordinary Shares (including the Depositary Shares) and could contain covenants that would restrict Midatech’s operations and potentially impair its competitiveness, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business. Any of these events could significantly harm Midatech’s business, financial condition and prospects.

Cash Flows

The following table presents a summary of the primary sources and uses of cash for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
	2015	2014	2013
	(£’s in thousands)
Cash used in operating activities	(12,421)	(5,455)	(4,436)
Cash used in investing activities	(1,533)	(907)	(50)
Cash (used) provided by financing activities	(219)	34,300	6,740
Net (decrease) increase in cash and equivalents	(14,173)	27,938	2,254

Operating Activities

Cash flows from Operating Activities before Changes in Working Capital. Net cash outflow from operating activities before changes in working capital was £12.18 million at December 31, 2015, as opposed to £7.48 million during the same period in 2014. This increased cash outflow of £4.70 million, or 63%, is primarily a result of the increased expenditures during the period, including the costs of the Midatech US acquisition and the acquisition of Zuplenz.

Net cash outflow from operating activities before changes in working capital was £7.48 million for the year ended in 2014, as opposed to £4.25 million in 2013. This increased cash outflow of £3.23 million was primarily a result of the increased expenditures during the year, including the costs of Midatech’s initial public offering.

Working Capital. The following table sets forth Midatech’s working capital for the years ended December 31, 2015, 2015 and 2013:

	Year Ended December 31,
	2015	2014	2013
	(£’s in thousands)
Current Assets	20,331	31,628	4,095
Current Liabilities	9,099	2,832	2,295
Working Capital	11,232	28,796	1,800

At December 31, 2015, the Group had cash reserves of £16.18 million. Midatech believes that its existing cash and cash equivalents will be sufficient to fund its cash flow requirements through at least the next twelve months. Midatech believes that it will eventually generate sufficient income from royalties, license deals and product revenue to become self-funding. Midatech believes that the funds raised will assist in its development by:

•	providing resources to accelerate research and development on Midatech’s target products and key collaborations, and to further develop its technology platforms;

•	enhancing Midatech’s profile among current and prospective partners, suppliers and customers;

•	providing the potential to access capital to fund Midatech’s future growth and support further any potential expansion plans;

•	providing a platform for potential further acquisitions of companies, products and intellectual property; and;

•	providing opportunities for Midatech to attract, retain and incentivize high caliber employees.

Midatech’s forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the timing of clinical trials. Midatech has based this estimate on assumptions that may prove to be wrong, and it could utilize its available capital resources sooner than it currently expects. If Midatech lacks sufficient capital to expand its operations or otherwise capitalize on its business opportunities, its business, financial condition and results of operations could be materially adversely affected.

Taxes Received. Research and development tax credits of £0.65 million were received in 2015, as opposed to £0.79 million in 2014. This related to claims submitted in the prior financial year.

Research and development tax credits of £0.79 million were received in 2014, as opposed to £0.59 million in 2013. This related to claims submitted in the prior financial year.

Investing Activities

Purchase of property, plant and equipment.  Purchase of property, plant and equipment of £0.92 million occurred in the year ended December 31, 2015, compared to £1.03 million for the same period in 2014. This was related to the opening of new, combined head office and laboratory facilities in Abingdon, England, investing in a significant upgrade to the Group’s information technology infrastructure, further investment into the Group’s manufacturing facility in Bilbao, Spain, and the purchase of new equipment for the Cardiff facility working on Midatech’s sustained release programs.

Purchase of property, plant and equipment of £1.03 million occurred in the year ended December 31, 2014, as opposed to £0.05 million in the prior year, as the Group continued to invest in its research and development and manufacturing capabilities. Of the increased expenditure of £0.98 million, £0.79 million was spent upgrading Midatech’s Spanish manufacturing facility, making it capable of sterile manufacture, necessary for use in planned human clinical studies.

Cash Equivalents Acquired with Subsidiary

As part of the DARA acquisition, Midatech acquired $3.45 million in cash (approximately £2.28 million) in 2015, as opposed to £0.12 million in cash in 2014, due to the acquisition of Midatech Wales. There were no such acquisitions in 2013.

Financing Activities

Repayment of Borrowings. In 2015, Midatech repaid borrowings of £0.17 million, as opposed to £0.35 million in 2014, relating to loans received from Spanish governmental agencies used to fund the acquisition of, and fit-out of, Midatech’s Spanish manufacturing facility.

In 2014, Midatech repaid borrowings of £0.35 million, as opposed to £0.20 million in 2013, relating to loans received from Spanish governmental agencies used to fund the acquisition of, and fit-out of, Midatech’s Spanish manufacturing facility.

Issue of Convertible Debt. There was no issue of convertible debt in 2015 or 2014, however £1.25 million was raised in 2013 from the issue of convertible debt. This related to convertible loan notes issued in the early part of 2013 that were converted into equity in the latter part of the year.

Loan Finance Raised. For the year ended December 31, 2015, Midatech did not raise any loan finance.

In 2014, Midatech, through its Spanish subsidiary, raised £0.89 million in further tranches of loan finance from Spanish governmental agencies to fund the purchase of equipment used in the sterile upgrade of the manufacturing facility. There was no corresponding amount for 2013.

Shares Issued Net of Costs. For the year ended December 31, 2015, Midatech issued 5,422,028 Ordinary Shares, primarily related to its acquisition of DARA, which did not result in any net cash inflows.

Midatech raised £33.85 million for the year ended December 31, 2014, as opposed to £5.80 million in 2013, in cash, largely from two share placings during the year.

The first share placing was a rights issue undertaken between May and July 2014 that raised £3.1 million, net of costs and expenses. The second was the placing of shares through the initial public offering and admission to AIM, which raised £29.8 million, net of costs and expenses. The balance of funds raised of £1.0 million was raised through the redemption of a preference share liability that was immediately reinvested in new Ordinary Shares.

Cash and Cash Equivalents at Year End

Cash decreased for the year ended December 31, 2015 by £14.17 million, compared to an increase of £27.94 million in the corresponding period in 2014. As at December 31, 2015 Midatech had cash and cash equivalents of £16.18 million compared to £30.33 million as at December 31, 2014. This cash was used to fund the operations of Midatech in 2015, as well as also fund the acquisition of Zuplenz.

The cash raised from the initial public offering is the primary reason for the net cash inflow for the year ended December 31, 2014, of £27.94 million, as opposed to inflow of £2.25 million in 2013, and the year-end cash balance of £30.33 million, as opposed to £2.39 million in 2013

C.	Research and Development, Patents and Licenses, Etc.

For the years ended December 31, 2015, 2014 and 2013, Midatech’s research and development expenses were £5.92 million, £5.44 million and £2.84 million, respectively. For more information regarding Midatech’s research and development program, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D.	Trend Information.

Other than as disclosed elsewhere in this annual report, Midatech is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on its revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements.

As of December 31, 2015, Midatech did not have any off-balance sheet arrangements as defined in Item 5.E.2 of Form 20-F.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes Midatech’s contractual obligations as of December 31, 2015:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(£’s in thousands)
Long-Term Debt Obligations	31	9	9	13	--
Capital Lease Obligations	161	78	27	56	--
Government Research Loans	1,716	388	195	644	755
Total	1,908	475	231	713	755

Long-Term Debt Obligations relates to bank loans secured to fund the purchase of capital equipment used in Midatech’s Spanish manufacturing facility.

Capital Lease Obligations are related to a single finance lease for analytical equipment used in Midatech’s Spanish manufacturing facility.

Government Research Loans relates to five tranches of government loans received by Midatech Pharma España SL for the finance of research, technical innovation and the construction of their laboratory. The loans are term loans which carry sub-market interest rates, and they are repayable over periods through to 2022. The loans carry default interest rates in the event of scheduled repayments not being met. The loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognized.

G.	Safe Harbor

Certain of the statements included in this annual report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. For Midatech’s cautionary statement on the forward-looking statements in this annual report, see “Cautionary Note Regarding Forward-Looking Statements on page 4 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	Directors and Senior Management

The following table sets forth certain information about Midatech’s directors and executive officers. The professional address of each of the directors is care of Midatech Pharma PLC, 65 Innovation Drive, Milton Park, Abingdon, Oxfordshire, OX14 4RQ, United Kingdom.

Name	Age at 12/31/2015	Position/Title
Directors:
James Phillips, MB, ChB (3) (4)	53	Chief Executive Officer, Director
Nicholas Robbins-Cherry (3) (4)	46	Chief Financial Officer, Director
Rolf Stahel (2) (3)	71	Non-Executive Chairman of the Board of Directors
John Johnston (1) (3) (4)	57	Non-Executive Director
Michele Luzi (2) (3)	58	Non-Executive Director
Pavlo (Paul) Protopapa (1) (3)	49	Non-Executive Director
Simon Turton, Ph.D. (1) (2) (3)	48	Senior Independent Non-Executive Director
Sijmen (Simon) de Vries, M.D. (2) (3)	56	Non-Executive Director
Executive Officers (5):
Craig Cook, MB, BCH	49	Chief Operating Officer and Chief Medical Officer
David Benharris (6)	51	President, Midatech Pharma US, Inc.
__________________________
(1)	Audit Committee member
(2)	Remuneration Committee member
(3)	Nominations Committee member
(4)	Disclosure Committee member
(5)	Other than directors who are also executive officers.
(6)	Mr. Benharris was not an executive officer of Midatech in 2015. Mr. Benharris was appointed as President of Midatech Pharma US, Inc. in January 2016.

A description of the business experience and present position of each director and executive officer is provided below.

Directors

James Phillips, MB, ChB has served as Midatech’s Chief Executive Officer (including his service to Midatech’s predecessor entity) since May 2013. Dr. Phillips was appointed to Midatech Limited’s Board of Directors on May 1, 2013 and has served as a member of Midatech’s Board of Directors since September 12, 2014. Since 2009, Dr. Phillips has also served as a consultant to Phillips Pharma Enterprise Ltd. Prior to joining Midatech, Dr. Phillips founded and led Talisker Pharma Ltd., a specialty pharmaceutical company, in 2004 which was acquired by EUSA Pharma Inc. in 2006. Following the acquisition, Dr. Phillips was appointed President of Europe and Senior Vice President, Corporate Development, until its acquisition in 2012 by Jazz Pharmaceuticals. Dr. Phillips initially held senior positions at Johnson & Johnson (NYSE: JNJ) and Novartis International AG (NYSE: NVS), where he was in clinical and business development and was a director of the $1.3 billion arthritis, bone, gastrointestinal, hematology and infectious diseases business unit and a member of the company’s Clinical Leadership Team. Prior to that, Dr. Phillips was the interim Chief Executive Officer of Bone Medical Ltd. (ASX: BNE). Dr. Phillips, a physician by training, is currently a non-executive director of Herantis Pharma PLC (NASDAQ First North: HRTIS) and, Insense Ltd, a private company, and, until joining Midatech, was Chairman of the Board of Directors of Prosonix Limited.

Nicholas Robbins-Cherry has served as Midatech’s Chief Financial Officer (including his service to Midatech’s predecessor entity) since February 2014. Mr. Robbins-Cherry was appointed to Midatech’s Board of Directors on September 12, 2014. Prior to joining Midatech, Mr. Robbins-Cherry served as the Financing Director of The Marketing Practice Limited from January 2013 to January 2014. Prior to that, he served in various positions, most recently as the Finance Director, of CACI Limited from February 2008 to January 2013. Mr. Robbins-Cherry is a chartered accountant and has a Masters of Business Administration and Bachelors of Science in Pharmacology.

Rolf Stahel has served as Midatech’s Non-Executive Chairman of the Board and director (including his service to Midatech’s predecessor entity) since March 1, 2014. Since 2009, Mr. Stahel has served as the Non-Executive Chairman and a director of Connexios Sciences Pvt. Ltd., and since April 2014 he has served as Non-Executive Chairman and a director of Ergomed Group plc (AIM: ERGO). Mr. Stahel is also the sole shareholder and founder of Chesyl Pharma Ltd. from March 1994 to March 2003, Mr. Stahel served as the Chief Executive Officer and a director of Shire Pharmaceuticals Group plc (NASDAQ: SHPG). Prior to that time, Mr. Stahel worked in various positions with Wellcome plc, the predecessor to GlaxoSmithKline plc (NYSE: GSK), for 27 years. Mr. Stahel has previously served as the Non-Executive Chairman of EUSA, Cosmos Pharmaceuticals SpA (SIX: COPN), PowderMed Ltd. and Newron Pharmaceuticals SpA (SWX: NWRN).

John Johnston has served as a non-executive member of Midatech’s Board of Director since November 13, 2014. Since December 2014, Mr. Johnston has served as the Non-Executive Chairman of Constellation Healthcare Technologies, Inc. (AIM: CHT). Mr. Johnston served as Managing Director of Institutional Sales at Nomura Code Securities Ltd, a brokerage company, from April 2011 to April 2013. From 2008 to 2011, he served as Director of Sales and Trading at the investment bank Seymour Pierce. In 2003, Mr. Johnston founded Revera Asset Management, where he oversaw an investment trust, a unit trust and a hedge fund, which he ran until 2007. From 2000 to 2003, Mr. Johnston served as Director of Small Companies Technology and Venture Capital Trusts at Legg Mason (NYSE: LM). Prior to that, he served as Head of Small Companies with Murray Johnstone from 1998 to 2000. From 1992 to 1997, Mr. Johnston was Head of Small Companies at Scottish Amicable, before spending a year at Ivory & Sime, again as Head of Small Companies from 1997 to 1998. Mr. Johnston began his investment career at the Royal Bank of Scotland in 1981, working in the Trustee and Investment department, before moving to General Accident in 1985, holding the position of Head of Retail Funds before his move to Scottish Amicable. Mr. Johnston is currently non-executive director of MaxCyte, Inc. (AIM: MXCT), Flowgroup plc and Action Hotels.

Michele Luzi has served as a non-executive member of Midatech’s Board of Directors since August 2010 (including his service to Midatech’s predecessor entity). Mr. Luzi has served in various capacities since 1990 with Bain & Company, Inc., most recently as a partner. Prior to joining Bain & Company, Mr. Luzi worked in international management positions with Pirelli and also worked in Agusta and with the Italian Trade Commission. Mr. Luzi previously served as director of Bain & Company Global between 2006 and 2009. Mr. Luzi also serves on the board of a number of private companies.

Pavlo (Paul) Protopapa has served as a non-executive member of Midatech’s Board of Director since December 2013 (including his service to Midatech’s predecessor entity). Mr. Protopapa is the founder and Managing Partner of Ippon Capital, a private equity company based in Geneva, Switzerland. Mr. Protopapa founded Ippon Capital in 2013. Since 2013, Mr. Protopapa has served as the Chairman and Chief Executive Officer of Spacecode Holdings, a technology provider in healthcare and luxury goods, which he co-founded in 2005 with Dr. Cook. Prior to that, Mr. Protopapa served as Chief Financial Officer of the Steinmetz Diamond Group from 1997 to 2012. Mr. Protopapa also serves as a director of Socure Inc., a SaaS-based internet security company.

Simon Turton, Ph.D. has served as a non-executive member of Midatech’s Board of Director since December 2014. Dr. Turton served as Chairman of Q Chip and OpsiRx Pharmaceuticals from March 2014 until their acquisition by Midatech in December 2014. Since January 2015, he has served as the Managing Director of Gensmile Limited. In 2002, Dr. Turton joined Warburg Pincus’, most recently as head of healthcare investing activities in Europe, until June 2011. Dr. Turton has previously served on the board of Archimedes Pharma, Eurand, ProStrakan Group plc and Tornier, Inc. (NASDAQ: TRNX). Dr. Turton has a Masters of Business Administration from INSEAD and a Ph.D. in pharmacy from the University of London.

Sijmen (Simon) de Vries, M.D. has served as a non-executive member of Midatech’s Board of Director since October 2004 (including his service to Midatech’s predecessor entity). Dr. de Vries has served as of the Chief Executive Officer of Pharming Group NV (Euronext: PHARM) since November 2008. Prior to that, Dr. de Vries served as Chief Executive Officer of 4-Antibody and Morphochem AG. Prior to this he worked at Novartis Pharma, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals Plc, where he held senior business and commercial positions. Dr. de Vries holds an M.D. degree from the University of Amsterdam and a Masters of Business Administration in General Management from Ashridge Management College (UK).

Executive Officers

Craig Cook, MB, BCH has served as Midatech’s Chief Operating Officer and Chief Medical Officer (including Midatech’s predecessor entity) since January 2014. From November 2011 to May 2014, Dr. Cook served as a partner at Sedation Solutions. In addition, from May 2005 to December 2013, he served as Chief Executive Officer of Spacecode Technologies, which he co-founded in 2005 with Mr. Protopapa. Dr. Cook has previously held executive positions at Eli Lilly and Company (NYSE: LLY), Novartis International AG (NYSE: NVS), Johnson and Johnson (NYSE: JNJ) and Serono Biotech. He is also a founder of Swisscare Health residential care group in the United Kingdom. Dr. Cook is also a lead advisor for Ippon Capital SA’s life sciences practice. Dr. Cook is a qualified physician and has a Bachelors of Science in pharmacology, a diploma in anesthesiology and a Masters of Business Administration.

David Benharris has served as the President of Midatech US since January 2016. Prior to that, he served as DARA’s Senior Vice President, Commercial and Business Operations from March 2015 to December 2015, and prior to that served as DARA’s Vice President, Marketing and Business Development from January 2012 to February 2015. Before joining DARA, Mr. Benharris was a Business Director with EMD Serono, Inc. from August 2009 to January 2012.

For the biographical information of Dr. James Phillips, Midatech’s Chief Executive Officer, and Nicholas Robbins-Cherry, Midatech’s Chief Financial Officer, see “Item 6.A. Directors and Senior Management—Directors” beginning on page 97.

B.	Compensation

The following section reports the remuneration to Midatech’s Board of Directors and describes its compensation policies and actual compensation for its executive officers as well as our use of equity incentives.

Compensation of Non-Executive Directors

The non-executive directors of Midatech (consisting of Messrs. Stahel, Johnston, Luzi, Protopapa, Turton and de Vries) receive a fee for their services as a director, which is approved by the Midatech Board of Directors, giving due consideration to the time commitment and responsibilities of their roles and of current market rates for comparable organizations and appointments. Non-executive directors are reimbursed for travelling and other incidental expenses incurred on Midatech business in accordance with the Midatech expenses policy.

The following table summarizes the compensation paid to Midatech’s non-employee directors during 2015 (including for any service on any subsidiary of Midatech).

Name	Fees Earned or Paid in Cash (£)(1)	All Other Compensation (£)	Total (£)
Rolf Stahel	50,000	57,640 (2)	107,640
Jeff Brown (4)	—	46,667 (5)	46,667 (5)
John Johnston	35,000 (3)	—	35,000
Michele Luzi	35,000	—	35,000
Pavlo Protopapa	35,000	—	35,000
Simon Turton	35,000 (3)	—	35,000
Sijmen de Vries	35,000	—	35,000
      ______________
(1)	Includes annual fees, committee chairpersonship fees and meeting fees.
(2)	Includes fees paid to Mr. Stahel in connection with a consultancy agreement with Chesyl Pharma Limited, a company wholly owned by Mr. Stahel.
(3)
A portion of the compensation paid to each of Messrs. Johnston and Turton for their services on the Board are paid to consulting firms owned by each of Mr. Johnston and Mr. Turton, respectively; however, Midatech does not receive any consulting services from Messrs. Johnston or Turton or their respective consulting firms.

(4)	Mr. Brown resigned from the Midatech Board of Directors effective April 30, 2015.
(5)	Includes pro rated annual fees and meeting fees, as well as £35,000 paid upon Mr. Brown’s resignation.

The following table sets forth, as of December 31, 2015, the aggregate number of option awards held by Midatech’s current non-executive directors:

Name	Number of Options		Grant Date	Exercise Price per Share (£)	Expiration Date
Michele Luzi (1)	18,796	(2)	4/20/2012	4.19	4/20/2022
Sijmen de Vries	3,000	(2)	12/31/2008	1.425	12/31/2018
	4,000	(2)	4/20/2012	4.19	4/20/2022
	10,000	(3)	6/30/2014	0.075	6/30/2024
___________
(1)	Stock options held by Mr. Luzi were granted as part of a prior investment in Midatech Limited in 2011 and not for service as a non-executive director.
(2)	The stock options are fully vested.
(3)
The stock options vest in the following installments: (i) 50% of the stock options vest when Midatech’s share price is £5.31 share, (ii) a further 25% of the stock options vest when Midatech’s share price is £13.72 a share and (iii) the remaining 25% of the stock options vest when Midatech’s share price is £18.86 a share.

All stock options were granted with an exercise price at or above market value on the date of grant. The majority of stock options only vest when Midatech’s share price achieves certain targets. Otherwise, the main vesting condition of all stock options is that the non-executive director remain employed with Midatech as at the date of exercise or continues to provide consultancy services as at the date of exercise.

Deed of Indemnity

Under a deed poll declared by Midatech on August 5, 2015 (the “Deed of Indemnity”), the Midatech Board of Directors and its Company Secretary are indemnified against costs and liabilities incurred in connection with their office, other than any liability owed by such person to Midatech itself (or any of its associated entities) and other than indemnification for liabilities in certain circumstances, which are prohibited by virtue of the United Kingdom Companies Act 2006. The Deed of Indemnity provides that a director may also be lent sums to finance any relevant defense costs, provided that, in the event such proceedings involve criminal or civil matters in which the person is convicted or has a judgment made against him or her, then such loan must be repaid.

Letters of Appointment

Each non-executive director (other than Mr. Stahel) has been appointed to serve on the Midatech Board of Directors pursuant to a letter of appointment. The initial term of appointment for each director is three years, unless terminated earlier by either party upon one month’s prior notice or in accordance with the terms of the letters of appointment. The appointment is subject to Midatech’s articles of association, and is subject to confirmation at any annual general meeting of Midatech.

Each director (other than Mr. Stahel) is paid an annual fee of £35,000, which covers all duties, including committee service or service on the board of a Midatech subsidiary, with the exception of committee chairmanships and certain additional responsibilities, such as taking on the role of senior independent director. In addition, Midatech reimburses each director for reasonable and properly documented expenses incurred in performing their duties. Midatech also grants each director a deed of indemnity against certain liabilities that may be incurred as a result of their service, to the extent permitted by the United Kingdom Companies Act 2006.

In addition, without the prior written consent of Midatech, for a period of six months following a director’s termination from service, such director will not, whether as a principal or agent and whether alone or jointly with, or as a director, manager, partner, shareholder, employee consultant of, any other person, carry on or be engaged, concerned or interested in any business which is similar to or which is (or intends to be) in competition with any business being carried on by Midatech or any subsidiary, as applicable.

Rolf Stahel Letter of Appointment

Pursuant to a term of appointment dated April 15, 2014, as amended on December 2, 2014 (the “Stahel Appointment Agreement”), Rolf Stahel was appointed non-executive Chairman of Midatech’s Board of Directors, with effect from March 1, 2014. The initial term of appointment for Mr. Stahel expired on February 28, 2015, and expires annually on the anniversary of such date unless Mr. Stahel is reelected by the directors of Midatech. In addition, his appointment may be terminated:

•	by either party giving at least three months prior written notice;

•
by the Midatech Board of Directors reasonably determining that Mr. Stahel’s acceptance of any other employment, engagement, appointment, interest or involvement with any business or person competes or conflicts with his appointment and would result in a serious conflict of interest or Mr. Stahel reasonably determines such interest would result in a serious conflict of interest, and Mr. Stahel accepts such employment, engagement, appointment, interest or involvement; or

•	in accordance with Midatech’s articles of association or applicable law.

Pursuant to the terms of the Stahel Appointment Agreement, Mr. Stahel is paid an annual fee of £50,000. Mr. Stahel is also paid an additional fee of £50,000 under a consultancy agreement. Mr. Stahel is entitled to additional payments depending upon the amount of time he devotes to Midatech under the Consultancy Agreement. See “Item 7.B. Related Party Transactions—Agreement with Chesyl Pharma Limited.” In addition, in connection with the execution of the Stahel Appointment Agreement, Midatech granted to Mr. Stahel options to acquire shares of Ordinary Shares at a price of 0.075p per share, which he subsequently exercised (all per share and share amounts for Mr. Stahel have been adjusted to account for a two-for-one stock split of Ordinary Shares on November 28, 2014). Mr. Stahel, in accepting the options, agreed to certain restrictions on any disposal and voting rights of such shares. With regard to the Ordinary Shares held by Mr. Stahel, the following restrictions apply:

•
as to 244,880 shares held by Mr. Stahel (the “Relevant Shares”), Mr. Stahel is under an obligation not to dispose of such shares, subject to one-eighth of the Relevant Shares being released from such disposal restriction on each of the first, second, third and fourth anniversaries of March 1, 2014 (the “Appointment Date”), such that by the fourth anniversary of the Appointment Date, 50% of the Relevant Shares will no longer be subject to any disposal restriction. In the event of termination by Midatech of Mr. Stahel’s appointment as a non-executive director in certain circumstances for cause prior to such fourth anniversary, any shares which remain restricted will be able to be purchased by Midatech at a price of £0.075p per ordinary share, referred to as the Relevant Price. On the occurrence of other circumstances of termination, the restrictions shall cease to apply to the Relevant Shares. As of March 1, 2016, approximately 61,220 of the Relevant Shares are no longer subject to any disposal restrictions;

•
as to 122,440 of such Relevant Shares held by Mr. Stahel, Mr. Stahel has agreed not to dispose of such shares until the first to occur of (i) Midatech achieving a target measured by the average market capitalization of Midatech on any public market over a 30 day period of at least £184.7 million, provided the Share Increase Hurdle (as defined below) applies or a trade sale or a valuation carried out by an independent valuer (collectively, the “Trigger Events”); or (ii) the fourth anniversary of the Appointment Date, whereupon Midatech has the right to repurchase such shares at the Relevant Price if no Trigger Event at or above such value has occurred;

•
as to a further 122,440 of such Relevant Shares held by Mr. Stahel, Mr. Stahel has agreed not to dispose of such shares until the first to occur of (i) Midatech achieving a target measured by the average capitalization of Midatech on any public market over a 30 day period of at least £240.9 million provided the Share Increase Hurdle applies on a Trigger Event; or (ii) the fourth anniversary of the Appointment Date, whereupon Midatech has the right to repurchase such shares at the Relevant Price if no Trigger Event at or above such value has occurred; and

•
the Relevant Shares that are subject to disposal restrictions are unable to be voted upon by Mr. Stahel during the periods described above in respect of the amount of such shares which remain under restriction.

For purposes of this section, the “Share Increase Hurdle” means in increase in the mid-market price of an Ordinary Share to at least £3.33. The remaining Midatech shares owned by Mr. Stahel are not subject to any restrictions.

In addition, Midatech also is obligated to take out a reasonable directors and officers liability insurance policy, which applies to Mr. Stahel. Midatech also agreed to reimburse Mr. Stahel for reasonable and documented expenses accrued in the course of performing his duties and provide him with up to £7,500 in professional advice in connection with performing his duties. The Stahel Appointment Agreement includes provisions related to the non-disclosure of information and assignment of inventions. Among other things, these provisions obligate Mr. Stahel from disclosing any of Midatech’s proprietary and confidential information received during the course of employment and to assign to Midatech any inventions conceived or developed during the course of their employment.

In the event Midatech terminates the agreement with Mr. Stahel at any time in accordance with the provisions of the articles of association or applicable laws, Mr. Stahel will have no right to damages or compensation if he:

•	is found guilty of any misconduct, gross negligence or dishonesty or acts in a manner which is materially adverse to the interests of Midatech;

•	commits any serious or repeated breach or non-observance of his obligations to Midatech;

•
becomes bankrupt, has an interim order made against him under the United Kingdom Insolvency Act 1986 or makes any composition or enters into any deed of arrangement with his creditors or the equivalent of any of these under any other jurisdictions;

•
becomes of unsound mind, becomes a patient under any statute relating to mental health or is unable, due to any accident, illness or injury, to undertake his duties for Midatech for a period of more than six consecutive months;

•	is convicted of a criminal offense (other than a motoring offense for which a non-custodial penalty is imposed);

•	is disqualified by law or an order of a court of competent jurisdiction from holding office; or

•	has failed to submit his resignation as Chairman and as a director of Midatech when required to so pursuant to the terms of the Stahel Appointment Agreement.

In the event Midatech terminates the agreement at any time with immediate effect (other than pursuant to the preceding paragraph), Midatech will pay to Mr. Stahel all fees which are due to him for the following 12 months.

Mr. Stahel may resign from his positions at any time if Midatech (i) is guilty of any gross negligence which affects him or any dishonesty towards or concerning him or (ii) becomes insolvent, makes any composition or enters into any deed of arrangement with its creditors or the equivalent. If Mr. Stahel resigns due to these reasons, Midatech will pay to Mr. Stahel all fees which are due to him for the following 12 months. Further, in the event that Mr. Stahel is unable, due to an accident, illness or injury, to undertake his duties for Midatech in accordance with the terms of the Stahel Appointment Agreement for a period of more than six consecutive months, he may resign at any time without any rights to damages or compensation. Mr. Stahel is also required to resign in connection with the Midatech Board of Directors determination that his acceptance of any other employment, engagement, appointment, interest or involvement with any business or person competes or conflicts with his appointment and would result in a serious conflict of interest or Mr. Stahel reasonably determines such interest would result in a serious conflict of interest, and Mr. Stahel accepts such employment, engagement, appointment, interest or involvement, without any rights to damages or compensation. If Mr. Stahel resigns for any other reason, he must provide 12 months written notice.

Compensation of Executive Officers

The following table summarizes the compensation paid to Midatech’s executive officers during 2015 (including for any service on any subsidiary of Midatech).

Name	Salary (£)	Bonus (1)(£)	All Other Compensation (2)(£)	Total (£)
Dr. James Phillips	242,880	104,125	30,284	377,289
Chief Executive Officer
Nicholas Robbins-Cherry	145,696	38,360	15,583	199,639
Chief Financial Officer
All executive officers as a group (3 persons) (3)	597,617	191,985	65,784	855,386
_____________

(1)
The Service Agreements also include a bonus target for Dr. Phillips and Mr. Robbins-Cherry of 50% and 33%, respectively, of their annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of Midatech’s Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. For 2015, all of the executive officers received approximately 80% of their bonus target.

(2)	The amounts reflect the value of benefits payable pursuant to pension plans.
(3)	Compensation information for David Benharris is not included in this table, as he was not considered an executive officer of Midatech in 2015.

The following table sets forth, as of December 31, 2015, the aggregate number of option awards held by Midatech’s executive officers:

Name	Number of Options	Grant Date	Exercise Price per Share (£)	Expiration Date
James Phillips	400,000 (1)	6/30/2014	0.075	6/30/2024
	200,000 (2)	5/9/2014	0.075	5/1/2023
Nick Robbins-Cherry	60,000 (1)	6/30/2014	0.075	6/30/2024
All executive officers as a group (3 persons) (3)	1,020,000 (1) (4)	(5)	0.075	(6)
_________
(1)
Stock options held by Messrs. Phillips, Robbins-Cherry and Cook vest in the following installments: (i) 50% of the stock options vest when Midatech’s share price is £5.31 share, (ii) a further 25% of the stock options vest when Midatech’s share price is £13.72 a share and (iii) the remaining 25% of the stock options vest when Midatech’s share price is £18.86 a share. In connection with the acquisition of DARA, stock options issued to Mr. Benharris exercisable for shares of DARA common stock were assumed by Midatech and became exercisable for Ordinary Shares (subject to certain adjustments based upon the exchange ratio for DARA common stock in the merger). All Ordinary Shares issuable upon exercise of such options are to be delivered in the form of Depositary Shares.

(2)	The stock options are fully vested.
(3)	Option award information for Mr. Benharris is not included in this table, as he was not considered an executive officer in 2015.
(4)	200,000 stock options are fully vested.
(5)	The grant dates range from May 9, 2014 to July 1, 2014.
(6)	The stock options expire between May 1, 2023 and July 1, 2024.

Agreements with Current Executive Officers

James N. Phillips and Nicholas Robbins Cherry. Midatech has entered into a service agreement (collectively, the “Service Agreements”) with each of Dr. James Phillips and Nicholas Robbins-Cherry, each entered into on December 2, 2014. The Service Agreement with Dr. Phillips was effective from May 1, 2013, and for Mr. Robbins-Cherry from February 4, 2014. The Service Agreements provide for base salaries, incentive compensation benefits, and, in certain circumstances, severance benefits. Dr. Phillips’ Service Agreement may be terminated upon one years’ prior notice, and Mr. Robbins-Cherry’s Service Agreement may be terminated on six months prior notice.

The Service Agreements with each of Dr. Phillips and Mr. Robbins-Cherry provided for initial base salaries of £219,085 and £125,000, respectively. Dr. Phillips’ base salary is subject to increase each April 1 by the percentage increase, if any, in the “All Items Index of Retail Prices” published by the United Kingdom Office for Nation Statistics over the previous year. In the first quarter of 2016, the salary of Dr. Phillips was increased to £280,000 and the salary of Mr. Robbins-Cherry was increased to £160,000. Further, the base salaries of each of Dr. Phillips and Mr. Robbins-Cherry are reviewed annually to consider any increase in salary. The Service Agreements also include a bonus target for Dr. Phillips and Mr. Robbins-Cherry of 50% and 33%, respectively, of their annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of Midatech’s Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. In addition to base salary and bonus, the Service Agreements provide for additional benefits, such as a 10% pension contribution, life insurance, medical insurance, vacation benefits and any other additional benefits as determined by the Midatech Board of Directors from time to time.

Each executive has also agreed that, for a period of six months following his termination, he will not directly or indirectly compete with Midatech. The Service Agreements includes provisions related to the non-disclosure of information and assignment of inventions. Among other things, these provisions prohibit each executive officer from disclosing any of Midatech’s proprietary and confidential information received during the course of employment and obligate each executive officer to assign to Midatech any inventions conceived or developed during the course of their employment. The Service Agreements also include confidentiality, non-solicitation, non-poaching and non-disparagement provisions.

The Service Agreements also provide the executive officers with certain payments and/or benefits upon certain terminations of employment. If the executive is terminated due to his inability to perform his duties due to illness or other incapacity for a continuous period of three months, or an aggregate period exceeding 100 working days in any period of 12-months, Midatech may, notwithstanding any other provision of the Service Agreement, terminate the executive’s employment upon six months’ written notice. During that period, the executive will not be entitled to receive his salary or any bonus payment, but will be entitled to any benefits owed under the Service Agreement. Further, notwithstanding any notice requirements for termination set forth in the Service Agreements, Midatech may, at any time and in its absolute discretion, terminate the Service Agreement and provide the executive with a payment in lieu of any required notice. The payment will comprise of the executive’s base salary, but will not include any bonus or other benefits, and shall be subject to any tax or insurance deductions. Notwithstanding the foregoing, Midatech may terminate the Service Agreement without notice or payment in lieu thereof if the executive:

•	is guilty of serious misconduct or any other misconduct which affects, or is likely to affect, prejudicially the interests of Midatech or any of its subsidiaries;

•
fails or neglects to efficiently and diligently discharge his duties or commits any serious or repeated breach or non-observance of any of the provisions of the Service Agreement or any share dealing code adopted by Midatech or any of its subsidiaries;

•	has an interim receiving order made against him, becomes bankrupt or makes any composition or enters into any deed of arrangement with his creditors;

•	is charged with an arrestable criminal offense (other than a road traffic offense in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed);

•	is disqualified from holding office in any company by reason of an order of a court of competent jurisdiction;

•	becomes of unsound mind or becomes a patient under any statute relating to mental health;

•
is convicted of an offense under the United Kingdom’s Criminal Justice Act 1993 in relation to insider dealings or under any other present or future statutory enactment or regulations relating to insider dealings;

•	is in breach of the Model Code on directors’ dealings in listed securities, including securities trading on AIM, published by the London Stock Exchange; or

•
commits any other act warranting summary termination at common law including, but not limited to, any act justifying dismissal without notice in the terms of Midatech’s generally applicable disciplinary rules.

Craig Cook.  Midatech has entered into a contract of employment (the “Contract of Employment”) with Craig Cook.  The Contract of Employment was effective as of July 1, 2014 and provides for Mr. Cook’s base salary, incentive compensation benefits, and compensation surrounding a termination of his employment.  The Contract of Employment may be terminated by either Mr. Cook or Midatech with six months prior notice.

The Contract of Employment provides for an initial base salary and also includes a bonus target of 33% of Mr. Cook’s annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of Midatech’s Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting.  In addition to base salary and bonus, the Contract of Employment provides for additional benefits, such as a 10% pension contribution, life insurance, medical insurance, vacation benefits and any other additional benefits as determined by the Midatech Board of Directors from time to time.

Mr. Cook has also agreed that, for a period of six months following his termination, he will not do any work, whether paid or unpaid on his own behalf or for any third party without Midatech’s consent.  The Contract of Employment includes provisions related to the non-disclosure of information and assignment of inventions.  Among other things, these provisions prohibit Mr. Cook from disclosing any of Midatech’s proprietary and confidential information received during the course of employment and require Mr. Cook to assign to Midatech any inventions conceived or developed during the course of his employment.  The Contract of Employment also includes confidentiality and non-solicitation provisions.

The Contract of Employment provides that Midatech will pay Mr. Cook his normal salary during any notice period prior to termination.  Midatech is also permitted to terminate Mr. Cook’s employment effective immediately, without notice or payment, if Mr. Cook is found guilty of any fundamental or repudiatory breach of contract or any breach of the disciplinary rules applicable to Mr. Cook.

David Benharris. Midatech has also entered into an Executive Employment Agreement (the “Employment Agreement”) with David Benharris, effective January 1, 2016.  Mr. Benharris’ employment under the Employment Agreement is “at-will,” meaning that it may be terminated by either Midatech or Mr. Benharris at any time, for any reason.

The Employment Agreement provides for an initial annual base salary of $280,000 per year, which may be increased from time to time by Midatech’s Board of Directors.  Under the terms of the Employment Agreement, Mr. Benharris is also eligible for an annual target bonus of 50% of his annual base salary, which may be awarded based on the achievement of personal objectives and company objectives that the Midatech Board of Directors may set from year-to-year.  Mr. Benharris is also eligible under the Employment Agreement to receive those benefits provided to other Midatech executives living in the United States and as determined by the Board of Directors.  Pursuant to the Employment Agreement, Mr. Benharris is also provided with a company vehicle, which is leased by Midatech.

Mr. Benharris has also agreed that for the term of the Employment Agreement, and for a period following his termination of up to one year, the length of which depends on the circumstances of his termination, he will not directly or indirectly compete with Midatech.  The Employment Agreement also contains a provision prohibiting Mr. Benharris from disclosing confidential information during and after his term of employment with Midatech.

Notwithstanding the fact that the Employment Agreement may be terminated by either Midatech or Mr. Benharris at any time, for any reason, the Employment Agreement provides Mr. Benharris with certain payments and benefits upon termination of his employment.  If Midatech terminates the Employment Agreement for Cause (as such term is defined in the Employment Agreement), upon Mr. Benharris’ death or Permanent Disability (as such term is defined in the Employment Agreement), or upon a liquidation or dissolution of Midatech, or if Mr. Benharris terminates his employment without Good Reason (as such term is defined in the Employment Agreement), then Midatech has no obligations to Mr. Benharris, other than to pay any unpaid base salary due to him through the date of such termination.  If Mr. Benharris terminates the Employment Agreement for Good Reason or Midatech terminates the Employment Agreement without Cause, Mr. Benharris will be entitled to (i) a payment equal to six months of his then-current base salary and (ii) reimbursement for continued health insurance coverage on the same terms as applied immediately prior to his termination for the shorter of a period of six months or until Mr. Benharris obtains reasonably comparable coverage.

Additionally, in recognition of Mr. Benharris’ prior employment agreement with DARA, dated January 19, 2015, Midatech agreed that if, prior to January 19, 2018, Mr. Benharris terminates his employment for Good Reason or Midatech terminates his employment in accordance with the terms of the Employment Agreement, Mr. Benharris will be entitled to the greater of (i) a payment equal to his then-current annual base salary or (ii) a payment equal to the aggregate amount of his then-current annual base salary that would have otherwise been payable over the remaining balance of the term ending on January 19, 2018.  Mr. Benharris will also receive reimbursement for continued health insurance coverage on the same terms as applied immediately prior to his termination until January 19, 2018, unless he obtains reasonably comparable coverage prior to that date.  If Mr. Benharris is terminated on or before December 3, 2016, he will also receive his then-current target annual bonus.

C.	Board Practices

Board of Directors

Midatech’s Board of Directors is currently comprised of eight directors, two of whom are executive directors and six non-executive directors, reflecting a blend of different experience and backgrounds. The roles of Chairman of the Board of Directors (which is a non-executive position) and Chief Executive Officer have been split and there is a clear division of responsibility between the two. With a view towards maintaining the independence of the Board of Directors, no remuneration is paid to either the Chairman or non-executive directors in the form of shares.

Although adherence to the United Kingdom Corporate Governance Code is not compulsory, the Board of Directors apply certain aspects of such code to the extent appropriate to Midatech’s size, resources and stage of development.

The Board of Directors is responsible for inter alia, approving interim and annual financial statements, formulating and monitoring Midatech’s strategy, approving financial plans and reviewing performance, as well as complying with legal, regulatory and corporate governance matters. There is a schedule of matters reserved for the Board of Directors.

The Board of Directors meets regularly to consider strategy, performance and the framework of internal controls. To enable the Board of Directors to discharge its duties, all directors receive appropriate and timely information. Briefing papers are distributed to all directors in advance of board meetings.

Board Committees

Midatech has established audit, nomination, remuneration and disclosure committees of the Board of Directors with formally delegated duties and responsibilities. From time to time separate committees may be set up by the Board of Directors to consider specific issues when the need arises.

Audit Committee

The Audit Committee consists of three members: Pavlo Protopapa (Chairman), Simon Turton and John Johnston. The Board of Directors has determined that Messrs. Protopapa, Turton and Johnston are independent under Rule 10A-3 of the Exchange Act and the applicable rules of the NASDAQ Stock Market and that Mr. Protopapa qualifies as an “audit committee financial expert” as defined under in Item 16A of Form 20-F.

The Audit Committee of the Board of Directors assists the Board of Directors in discharging its responsibilities with regard to financial reporting, external and internal audits and controls, including reviewing and monitoring the integrity of the Midatech annual and interim financial statements, advising on the appointment of external auditors, reviewing and monitoring the extent of the non-audit work undertaken by external auditors, overseeing Midatech’s relationship with its external auditors, reviewing the effectiveness of the external audit process and reviewing the effectiveness of Midatech’s internal control review function. The ultimate responsibility for reviewing and approving the annual report and accounts and the half-yearly reports remains with the Board.

The Audit Committee meets not less than twice a year and otherwise as required.

Nomination Committee

The Nomination Committee is chaired by Rolf Stahel and is comprised of all other members of the Board of Directors. The Nomination Committee assists the Board of Directors in discharging its responsibilities relating to the composition and make-up of the Board of Directors and any committees of the Board of Directors. It is responsible for periodically reviewing the Board of Director’s structure and identifying potential candidates to be appointed as directors or committee members as the need may arise. The Nomination Committee is responsible for evaluating the balance of skills, knowledge and experience and the size, structure and composition of the Board of Directors and committees of the Board of Directors, retirements and appointments of additional and replacement directors and committee members and will make appropriate recommendations to the Board of Directors on such matters.

The Nomination Committee meets not less than once a year and otherwise as required.

Remuneration Committee

The Remuneration Committee consists of four members: Sijmen de Vries (Chairman), Simon Turton, Rolf Stahel and Michele Luzi. The Board of Directors has determined that Messrs. de Vries, Turton, Stahel and Luzi are independent under applicable rules of the NASDAQ Stock Market.

The Remuneration Committee of the Board of Directors is responsible, within agreed terms of reference, for establishing a formal and transparent procedure for developing policy on executive remuneration and setting the remuneration packages of individual directors. This includes agreeing with the Board of Directors on the framework for remuneration of the executive directors, the company secretary and such other members of the executive management of Midatech as it is designated to consider. It is also responsible for determining the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options. No director may be involved in any decision as to his/her own remuneration. The Remuneration Committee ensures compliance with the United Kingdom Corporate Governance Code in relation to remuneration wherever possible.

The Remuneration Committee meets not less than twice a year and otherwise as required.

Disclosure Committee

The Disclosure Committee consists of four members: Dr. Jim Phillips (Chairman), Nicholas Robbins-Cherry, Pavlo Protopapa and John Johnston. The Disclosure Committee is responsible, within agreed terms of reference, for ensuring compliance with the AIM Rules and disclosure of information. The Disclosure Committee works closely with the Board of Directors to ensure that Midatech’s nominated adviser is provided with any information it reasonably requests or requires in order for it to carry out its responsibilities under the AIM Rules and the AIM Rules for Nominated Advisers.

The Disclosure Committee meets at least four times a year and otherwise as required.

Service Contracts

Except as described above under “—B. Compensation of Non-Executive Directors” and “—B. Compensation of Executive Officers,” Midatech does not have service contracts with any member of its Board of Directors or executive officers.

D.	Employees

The number of Midatech employees by geographic location and function as of the end of the period for the fiscal years ended December 31, 2015, 2014 and 2013 was as follows:

	As of December 31,
	2015	2014	2013
Business functional area:
Research and development	52	26	22
Sales and marketing	7	--	--
General and administration	23	10	7

Total	82	36	29

	As of December 31,
	2015	2014	2013
Geography:
United Kingdom	40	12	9
North America	14	--	--
Spain	28	24	20

Total	82	36	29

To Midatech’s knowledge, none of its employees are represented by labor unions or covered by collective bargaining agreements. Midatech considers its relationship with its employees to be good.

Midatech Pharma España employment conditions, rules and regulations are governed by a union-based document. The contents of this document are re-negotiated with the central government every two years and stipulate professional grades relating to position descriptions and the salary bands associated with those grades. Each member of staff is assigned a grade commensurate with their position and responsibilities within the company and compliance with such document is obligatory.

E.	Share Ownership

Information with respect to share ownership of members of Midatech’s Board of Directors and its executive officers is included in “Item 7. Major Shareholders and Related Party Transactions.”

Equity Benefit Plans

Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme

In connection with Midatech’s initial public offering in December 2014, Midatech’s Board of Directors established the Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme (the “2014 EMI Scheme”), to allow it to grant options to purchase Ordinary Shares to qualifying employees and directors of Midatech and its subsidiaries (“Plan Participants”), for the purpose of attracting, rewarding and retaining such persons. As of December 31, 2015, Midatech had reserved 1,270,000 of its Ordinary Shares for issuance pursuant to the 2014 EMI Scheme, subject to certain adjustments set forth in the plan.

Administration. The overall responsibility for the operation and administration of the 2014 EMI Scheme is vested in the Midatech Board of Directors.

Eligibility. In order to be eligible to participate as a Plan Participant in the 2014 EMI Scheme, a person must be an employee or director of Midatech or any of its subsidiaries whose “committed time” amounts to at least 25 hours a week or, if less, 75% of his or her “working time,” as each of those terms are defined under the HM Revenue and Customs rules set out in Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 of the United Kingdom (“Schedule 5”). The Midatech Board of Directors may exercise its discretion in selecting the Plan Participants to whom stock options will be granted under the 2014 EMI Scheme.

Grant of Options. Options may be granted from time to time by the Midatech Board of Directors, other than when grants are not permitted under the Model Code, AIM Rules or there are other restrictions with regards to the Ordinary Shares. No payment will be made for the grant of a stock option.

Form of Options. Stock options granted under the 2014 EMI Scheme may be granted either with an exercise price greater than or equal to the market value of Ordinary Share at the date of grant, but not in any event at a price less than the nominal value of such share. The stock options may be stock options to subscribe for new Ordinary Shares.

The participant will have no stockholder rights until such time as he is able to exercise the stock option and acquire Ordinary Shares.

Size of Option Grants and Plan Limits. As of December 31, 2015, Midatech had reserved 1,270,000 of its Ordinary Shares for issuance. Stock options shall be granted under, and comply with, Schedule 5. This confers tax benefits on stock options up to a certain threshold. That threshold is currently such that when an employee has received and holds stock options with a value at grant of £120,000 or more, he or she may not have any further granted options for three years. In the event that this threshold is exceeded or Midatech ceases to satisfy the qualifying conditions, unapproved options may instead be granted under the terms of the 2014 EMI Scheme. The total value of shares subject to unexercised options at any time may not exceed £3.0 million. All options must be exercised within 10 years from the grant date as set out in the rules of the 2014 EMI Scheme, or as set forth in the applicable option agreement.

Vesting of Options. In the normal course, stock options will become eligible for vesting subject to the satisfaction of time and financial performance targets.

If a Plan Participant leaves the employment of Midatech or its subsidiaries for any reason, his or her stock option will generally lapse unless the Midatech Board of Directors exercises its discretion to allow the exercise of the stock option.

Performance Targets. All stock options granted under the 2014 EMI Scheme will be subject to appropriate performance targets determined by the Midatech Board of Directors, which may include share price targets, with stock options vesting in part on the attainment of each performance target.

Rights Attaching to Ordinary Shares. Ordinary Shares issued in connection with the exercise of stock options will rank equally with all other Ordinary Shares then in issue (save as regards any rights attaching to Ordinary Shares by reference to a record date prior to entry of the shares on the register of stockholders). Application will be made for admission to trading on AIM of new Ordinary Shares issued under the 2014 EMI Scheme.

Adjustments. If there is any adjustment of the issued share capital of Midatech, the Ordinary Shares subject to a stock option will be subject to appropriate adjustment. The Midatech Board of Directors may adjust stock options in such manner as it determines to be appropriate.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

The following table sets forth information, as of March 15, 2016, regarding the beneficial ownership of Ordinary Shares, including:

•	each person that is known by Midatech to be a beneficial owner of 3% or more of Midatech ordinary shares ( based on information in our share register and information provided by such persons);

•	each member of Midatech’s Board of Directors;

•	each of Midatech’s executive officers; and

•	all members of Midatech’s Board of Directors and its executive officers, taken as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, Midatech believes, based upon the information provided to Midatech, that the persons and entities named in the table below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 33,467,504 Ordinary Shares outstanding as of March 15, 2016. Ordinary Shares subject to options currently exercisable or exercisable within 60 days of March 15, 2016 are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Unless otherwise indicated, the address for each holder listed below is Midatech Pharma PLC, 65 Innovation Drive, Milton Park, Abingdon, Oxfordshire, OX14 4RQ, United Kingdom. All holders of Ordinary Shares, including those shareholders listed below, have the same voting rights with respect to such shares.

Name of Beneficial Owner	Amount and Nature Of Ownership (1)	Percent of class
Major Stockholders:
Woodford Fund Management Limited (2)	6,791,689	20.3%
Ferracom Establishment (3)	3,043,164	9.1%
Ippon Capital SA (4)	1,649,334	4.9%
Finance Wales (5)	1,531,136	4.6%
Disruptive Capital Finance (6)	1,524,294	4.6%
Promida Holdings (7)	1,118,266	3.3%
Nanoline L.P. (8)	1,052,878	3.1%
Legal & General Investment Management (9)	1,043,500	3.1%

Directors and Executive Officers:
David Benharris	3,808	*
Craig Cook, MB, BCH	—	—
Sijmen (Simon) de Vries, M.D.	15,802	*
John Johnston	14,981	*
Michele Luzi (10)	209,522	*
James N. Phillips, MB, ChB	233,339	*
Pavlo (Paul) Protopapa (11)	1,649,334	4.9%
Nicholas Robbins-Cherry	500	*
Rolf Stahel	527,215	1.6%
Simon Turton, Ph.D.	215,328	*
Directors and executive officers as a group (10 persons)	2,869,829	8.6%

__________________
*	Less than one percent of the outstanding Ordinary Shares.
(1)
Includes the following Ordinary Shares subject to outstanding stock options exercisable within 60 days of February 16, 2016: Dr. de Vries—7,000; Mr. Luzi—18,796; Dr. Phillips—200,000; Mr. Benharris—3,808; and all current directors and executive officers as a group—229,604.

(2)	The principal business address of Woodford Fund Management Limited is 9400 Garsington Road, Oxford, OX4 2HN, United Kingdom.
(3)	The principal business address of Ferracom Establishment is Landstrasse 99, FL 9494, Schaan, Liechtenstein.
(4)	Pavlo (Paul) Protopapa, one of Midatech’s directors, is a director of Ippon Capital SA. The principal business address of Ippon Capital SA is 7 Rue de Chantepoulet, 1211 Geneva 1, Switzerland.
(5)	The principal business address of Finance Wales Investments Limited is 1 Capital Quarter, Tyndall Street, Cardiff, Wales CF10 4BZ.
(6)	The principal business address of Disruptive Capital Finance LLP is Vestry House, Laurence Pountney Hill, London, United Kingdom EC4R OEH.
(7)	The principal business address of Promida Holdings is Hawksford House, Caledonia Place, St. Helier, Jersey JE4 8QP.
(8)	The principal business address of Nanoline L.P. is 201 Main Street, Suite 2600, Fort Worth, Texas 76102 United States of America.
(9)	The principal business address of Legal & General Investment Management Limited is 1 Coleman St, London, United Kingdom EC2R 5AA.
(10)	Includes 69,382 Ordinary Shares held by JTC Trustees Limited, of which Mr. Luzi is a beneficiary.
(11)
Includes 1,649,334 Ordinary Shares directly held by Ippon Capital SA. Mr. Protopapa, a director of Ippon Capital SA, disclaims beneficial ownership of all shares held directly by Ippon Capital SA except to the extent of his pecuniary interest therein, if any.

As of March 15, 2016, there were 299 individual holders of record entered in Midatech’s share register. The number of individual holders of record is based exclusively upon Midatech’s share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As of March 15, 2016, 62% of Midatech’s outstanding Ordinary Shares were held in the United Kingdom. As of March 15, 2016, assuming that all of the Ordinary Shares represented by Depositary Shares are held by residents of the United States, approximately 20% of Midatech’s outstanding Ordinary Shares were held in the United States. At such date, there were outstanding 2,126,014 Depositary Shares, each representing two Ordinary Shares, and in the aggregate representing approximately 13% of the outstanding Ordinary Shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose Depositary Shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

To Midatech’s knowledge, it is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person, nor is Midatech aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

Midatech was incorporated on September 12, 2014 and its initial public offering of Ordinary Shares on the AIM Market took place on December 8, 2014 (“Admission”). Since Admission, there have been no significant changes in ownership by any major shareholder in Midatech.

B.	Related Party Transactions

Agreement with Chesyl Pharma Limited

In April 2014, Midatech Limited entered into a consultancy agreement (the “Consultancy Agreement”) with Chesyl Pharma Limited (“Chesyl”). Chesyl is wholly owned by Mr. Rolf Stahel, a director of Midatech. The term of the Consultancy Agreement commenced on March 1, 2014, with an initial term of 12 months and continuing thereafter until terminated in accordance with its terms. Chesyl was engaged to provide management consultancy services, including support and assistance to the board of directors of Midatech Limited in relation to operational issues and the provision of advice in relation to corporate strategy, corporate activities, fund raising and mergers and acquisition opportunities (collectively, the “Services”).

Pursuant to the terms of the Consultancy Agreement, Mr. Stahel (or a similarly qualified substitute party, approved by the Midatech Limited) is obliged to procure the Services at such times and at such locations as may be reasonably necessary for 10 full working days per year. Mr. Stahel may not sub-contract these obligations. Midatech Limited will pay Chesyl £50,000 per annum for Mr. Stahel’s services, and if engaged for any additional days, a rate of £2,000 will be paid per full working day.

Transactions with MonoSol RX

Midatech considers MonoSol RX, LLC to be a related party by virtue of the fact that MonoSol RX, LLC is a shareholder of Midatech and is a collaborative partner in the MidaSol Therapeutics joint operation.

During the last three fiscal years, under the terms of the joint venture agreement with MonoSol RX, LLC, Midatech Limited received from MonoSol RX, LLC £1.1 million for research services.

Lock-in Agreements

In connection with its Admission, on December 8, 2014 Midatech entered into certain Lock-in Agreements with its directors, related parties, applicable employees (both such terms as defined in the AIM Rules) and Panmure Gordon (UK) Limited (“Panmure”), in accordance with Rule 7 of the AIM Rules. Pursuant to these agreements each of the directors, related parties and applicable employees (representing in aggregate 20.4% of Midatech’s share capital at that time) agreed not to dispose of any of his interests in the Ordinary Shares prior to the first anniversary of Admission, and thereafter for the following 12 months only to dispose of them through Midatech’s broker(s) at the relevant time. There are certain exceptions to the agreements which are those limited exceptions permitted by Rule 7 of the AIM Rules, being disposals (i) in the event of an intervening court order; (ii) upon the death of a locked-in party; or (iii) in acceptance of a takeover offer for Midatech available to all stockholders.

At or around the time of Admission, Midatech also entered into Lock-in Agreements with certain other stockholders (representing in aggregate 18.5% of Midatech’s share capital at that time) and Panmure Gordon pursuant to which each such stockholder has agreed not to dispose of any of his or her interests in the Ordinary Shares prior to the first anniversary of Admission, and thereafter for the following 12 months only to dispose of them through the Midatech’s broker(s) at the relevant time. There are certain exceptions to theses lock-in agreements including disposals (i) to an associate; (ii) to (in certain circumstances) a person acting in the capacity of trustee of a trust created by the locked-in person; (iii) in acceptance of a general offer made to stockholders of Midatech to acquire all the issued Midatech ordinary shares; (iv) under any scheme or reconstruction under Section 110 of the Insolvency Act 1986 of the United Kingdom; (v) pursuant to any compromise or arrangement providing for the acquisition by any person (or group of persons acting in concert) of 50% or more of the equity share capital of Midatech (whether such arrangement or compromise has been sanctioned by the court or not); (vi) pursuant to an intervening court order; or (vii) by the personal representatives after the death of the locked-in person (if applicable).

Certain other stockholders of Midatech (all of whom were vendors of Midatech Wales) (representing in aggregate 16.8% of Midatech’s share capital at that time) also agreed pursuant to that certain Sale and Purchase Agreement, dated November 17, 2014, by and among Midatech, certain primary sellers of Q Chip Limited named therein, certain warrantors of Q Chip Limited name therein and R. Ian Smith, as seller representative (the “Q Chip Acquisition Agreement”), not to dispose of any of his or her interests in the Ordinary Shares prior to the first anniversary of Admission, and thereafter for the following 12 months only to dispose of them through Midatech’s broker(s) at the relevant time. There are certain exceptions to theses lock-in agreements including disposals (i) to an associate; (ii) to (in certain circumstances) a person acting in the capacity of trustee of a trust created by the locked-in person; (iii) in acceptance of a general offer made to stockholders of Midatech to acquire all the issued Midatech ordinary shares; (iv) under any scheme or reconstruction under Section 110 of the Insolvency Act 1986 of the United Kingdom; (v) pursuant to any compromise or arrangement providing for the acquisition by any person (or group of persons acting in concert) of 50% or more of the equity share capital of Midatech (whether such arrangement or compromise has been sanctioned by the court or not); (vi) pursuant to an intervening court order; or (vii) by the personal representatives after the death of the locked-in person (if applicable).

C.	Interests of Experts and Counsel

Not Applicable

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, Midatech may be subject to various claims or legal proceedings that arise in the ordinary course of its business. Midatech is currently not a party to, and is not aware of any threat of, any legal proceedings, which, in the opinion of management, is likely to have or could reasonably possibly have a material adverse effect on Midatech’s business, financial condition or results of operations.

Litigation Related to the Merger

In connection with the acquisition of DARA, DARA, its individual Board of Directors, Midatech and two of its Delaware subsidiaries formed solely to facilitate the merger, were named as defendants in purported class action lawsuits brought by alleged DARA stockholders challenging DARA’s proposed merger with Midatech. Three stockholder actions were filed in the Court of Chancery of the State of Delaware, (Steve Schnipper v. David J. Drutz, et al., C.A. No. 11194-VCG, filed June 23, 2015; Matthew Quinn v. DARA BioSciences, Inc., et al., C.A. No. 11217-VCG, filed on June 26, 2015; and Eric Edwards v. David J. Drutz, et al., C.A. No. 11262-VCG, filed on July 8, 2015) and one stockholder action was filed in the Superior Court in Wake County, North Carolina (Jacob Presson v. DARA BioSciences, Inc., et al., C.A. 15-CV-009775, filed on July 27, 2015) (the “North Carolina Complaint”). On August 21, 2015, the plaintiff in the Schnipper action filed an amended complaint (the “Schnipper Amended Complaint”). On September 15, 2015, the Delaware Court of Chancery issued an order consolidating all of the Delaware actions into one matter, In re DARA BioSciences Stockholder Litigation, Cons. C.A. 11194-VCG (the “Consolidated Delaware Action”), and designated the Schnipper Amended Complaint as the operative complaint. On October 1, 2015, the Superior Court in Wake County, North Carolina entered an order staying the North Carolina Complaint at the request of the parties.

The stockholder actions generally alleged, among other things, that (i) each member of DARA’s Board of Directors breached his or her fiduciary duties to DARA and its stockholders by authorizing the sale of DARA to Midatech, (ii) the merger does not maximize value to DARA stockholders; and (iii) Midatech, its subsidiaries, and DARA aided and abetted the breaches of fiduciary duty allegedly committed by the members of the DARA Board of Directors. In addition, the Consolidated Delaware Action alleged that Midatech’s Registration Statement on Form F-4 filed August 11, 2015 omitted or misstates certain material information. The stockholder actions sought class action certification and equitable relief, including judgments enjoining the defendants from consummating the merger on the agreed-upon terms.

On January 5, 2016, the Delaware Court of Chancery entered a Stipulation and Order Concerning Plaintiffs’ Voluntary Dismissal of the Action and Plaintiffs’ Counsel’s Anticipated Application for an Award of Attorneys’ Fees and Expenses (the “Dismissal Order”).  Pursuant to the Dismissal Order, the Consolidated Delaware Action was dismissed with prejudice as to the named plaintiffs and without prejudice as to the other members of the purported class.  The Dismissal Order also provides that the Court of Chancery will retain jurisdiction to determine whether plaintiffs’ counsel is entitled to an award of attorneys’ fees and expenses based on plaintiffs’ argument that certain supplemental disclosures made by DARA were made in response to Plaintiffs’ allegations that Midatech’s Registration Statement on Form F-4 filed August 11, 2015 omitted or misstated certain material information.

Dividend Policy

Midatech has never declared or paid any cash dividends on its shares, and it has no present intention of declaring or paying any dividends in the foreseeable future. Midatech may, by ordinary resolution, declare a dividend to be paid to the share owners according to their respective rights and interests in profits, and may fix the time for payment of such dividend. No dividend may be declared in excess of the amount recommended by the directors. The directors may from time to time declare and pay to the share owners of Midatech such interim dividends as appear to the directors to be justified by the profits of Midatech available for distribution. There are no fixed dates on which entitlement to dividends arises on Midatech ordinary shares.

The share owners may pass, on the recommendation of the directors, an ordinary resolution to direct that all or any part of a dividend to be paid by distributing specific assets, in particular paid up shares or debentures of any other body corporate. The articles also permit, with the prior authority of an ordinary resolution of shareholders, a scrip dividend scheme under which share owners may be given the opportunity to elect to receive fully paid Ordinary Shares instead of cash, or a combination of shares and cash, with respect to future dividends.

By the way of the exercise of a lien, if a share owner owes any money to Midatech relating in any way to shares, the board may deduct any of this money from any dividend on any shares held by the share owner, or from other money payable by Midatech in respect of the shares. Money deducted in this way may be used to pay the amount owed to Midatech.

Unclaimed dividends and other money payable in respect of a share can be invested or otherwise used by directors for the benefit of Midatech until they are claimed. A dividend or other money remaining unclaimed 12 years after it first became due for payment will be forfeited and shall revert to Midatech.

All of the shares represented by the Depositary Shares have the same dividend rights as all of Midatech’s other outstanding shares.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING.

A.	Offer and Listing Details.

The Ordinary Shares have been trading on AIM, a market operated by the London Stock Exchange plc (“AIM”) under the symbol “MTPH” since December 8, 2014.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the Ordinary Shares on AIM in British pounds sterling and U.S. dollars (rounded to the nearest whole cent). Price per Ordinary Share in U.S. dollars amounts below have been translated into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2015 of £1.00 to $1.4746.

	Price Per Ordinary Share		Price Per Ordinary Share
	£		$
	High	Low	High	Low
Annual Information
Year Ended December 31, 2014 (1)	2.85	2.60	4.20	3.83
Year Ended December 31, 2015	3.30	1.50	4.87	2.21

Quarterly Information:
Fourth Quarter 2014 (1)	2.85	2.60	4.20	3.83
First Quarter 2015	3.30	2.65	4.87	3.91
Second Quarter 2015	3.20	2.60	4.72	3.83
Third Quarter 2015	3.05	2.65	4.50	3.91
Fourth Quarter 2015	2.85	1.50	4.20	2.21
First Quarter 2016	2.05	1.33	3.02	1.96

Monthly Information:
October 2015	2.65	2.57	3.91	3.79
November 2015	2.85	2.58	4.20	3.80
December 2015	2.68	1.50	3.95	2.21
January 2016	2.05	1.70	3.02	2.51
February 2016	1.74	1.70	2.57	2.51
March 2016	1.72	1.33	2.54	1.96
April 2016 (through April 8, 2016)	1.75	1.42	2.58	2.09
_____________
(1)	The Ordinary Shares began trading on AIM on December 8, 2014. Prior to that, no established market for Ordinary Shares existed.

On April 8, 2016, the last reported sales price of an Ordinary Share on AIM was £1.62 ($2.38).

The Depositary Shares, each representing two Ordinary Shares, have been trading on the NASDAQ Capital Market under the symbol “MTP” since December 7, 2015. The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the Depositary Shares on the NASDAQ Capital Market in U.S. Dollars.

	Price Per Depositary Share
	$
	High	Low
Annual Information
Year Ended December 31, 2015 (1)	8.09	4.09

Quarterly Information:
Fourth Quarter 2015	8.09	4.09
First Quarter 2016	5.72	3.33

Monthly Information:
December 2015	8.09	4.09
January 2016	5.72	4.33
February 2016	4.72	4.55
March 2016	4.67	3.33
April 2016 (through April 8, 2016)	5.44	4.30
______
(1)	The Depositary Shares began trading on the NASDAQ Capital Market on December 7, 2015. Prior to that, no established market for the Depositary Shares existed.

On April 8, 2016, the last reported sales price of a Depositary Share on the NASDAQ Capital Market was $4.50.

B.	Plan of Distribution
Not applicable.

C.	Markets

Our Ordinary Shares are listed on AIM under the symbol “MTPH” and the Depositary Shares are listed on the NASDAQ Capital Market under the symbol “MTP.”

D.	Seller Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Midatech incorporates by reference into this annual report the description of its articles of association contained in its Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended.

C.	Material Contracts

Except as otherwise disclosed in this annual report, Midatech is not currently, and has not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange Controls

Other than certain economic sanctions which may in place from time to time, there are currently no United Kingdom laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payment to holders of Ordinary Shares who are non-residents of the United Kingdom. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the United Kingdom under English law or Midatech’s articles of association on the right to be a holder of, and to vote in respect of, the Ordinary Shares.

E.	Taxation

Taxation in the United States

The following is a summary of material U.S. federal income tax consequences of the ownership and disposition of Depositary Shares by U.S. holders (as defined below). This summary is for general information only and is not tax advice. Each investor should consult its tax advisor with respect to the tax consequences of the ownership and disposition of Depositary Shares.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings, and judicial interpretations thereof, and the Convention Between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital Gains of 2001, as amended (the “U.S.-U.K. Treaty”), all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

For purposes of this discussion, the term “U.S. holder” means a holder of Depositary Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation that is created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
any trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary addresses only the U.S. federal income tax considerations for U.S. holders that acquire and hold the Depositary Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to holders that are subject to special treatment under the U.S. federal income tax laws (including, for example, banks, financial institutions, underwriters, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting for their securities, persons subject to the alternative minimum tax, persons that have a functional currency other than the U.S. dollar, tax-exempt organizations (including private foundations), mutual funds, subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes, certain expatriates, corporations that accumulate earnings to avoid U.S. federal income tax, persons who hold Depositary Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, persons who acquire Depositary Shares through the exercise of options or other compensation arrangements, persons who own (or are treated as owning) 10% or more of the outstanding voting stock of Midatech, or persons who are not U.S. holders). In addition, this discussion does not address any aspect of state, local, foreign, estate, gift or other tax law that may apply to holders of Depositary Shares.

The U.S. federal income tax treatment of a partner in a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) generally will depend on the status of the partner and the activities of the partnership. A partner in such a partnership should consult its tax advisor regarding the associated tax consequences.

Consequences Relating to Ownership and Disposition of  Depositary Shares

Ownership of Depositary Shares. For U.S. federal income tax purposes, a holder of Midatech Depositary Shares will generally be treated as if such holder directly owned the ordinary shares represented by such Midatech Depositary Shares.

Distributions on Depositary Shares. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distribution on Depositary Shares (including withheld taxes, if any) made out of Midatech’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. holder as dividend income on the date such distribution is actually or constructively received. Any such dividends paid to corporate U.S. holders generally will not qualify for the dividends received deduction that may otherwise be allowed under the Code. Distributions in excess of Midatech’s current and accumulated earnings and profits would generally be treated first as a non-taxable return of capital to the extent of the U.S. holder’s basis in the Depositary Shares, and thereafter as capital gain. However, since Midatech does not calculate its earnings and profits under U.S. federal income tax principles, it is expected that any distribution on Depositary Shares will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Dividends paid in currencies other than the U.S. dollar, if any, will generally be taxable to a U.S. holder as ordinary dividend income in an amount equal to the U.S. dollar value of the currency received on the date such distribution is actually or constructively received. Such U.S. dollar value must be determined using the spot rate of exchange on such date, regardless of whether the non-U.S. currency is actually converted into U.S. dollars on such date. The U.S. holder may realize exchange gain or loss if the currency received is converted into U.S. dollars after the date on which it is actually or constructively received. In general, any such gain or loss will be ordinary and will be treated as from sources within the United States for U.S. foreign tax credit purposes.

Subject to the discussion below under “—3.8% Medicare Tax on Net Investment Income,” dividends received by certain non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, currently at a maximum rate of 20%, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a foreign corporation will generally be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Depositary Shares, which are listed on NASDAQ, would be considered readily tradable on an established securities market in the United States. However, there can be no assurance that the Depositary Shares will be considered readily tradable on an established securities market in future years. A foreign corporation is also treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury Department has determined that the U.S.-U.K. Treaty meets these requirements. Midatech would not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year, as discussed below under “—Passive Foreign Investment Company Rules.”

Subject to certain conditions and limitations, non-U.S. taxes, if any, withheld on dividends paid by Midatech may be treated as foreign taxes eligible for a credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. The rules governing the U.S. foreign tax credit are complex, and U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale of Depositary Shares. A U.S. holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of Midatech Depositary Shares in an amount equal to the difference between the amount realized on the disposition and such holder’s tax basis in the shares. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any gain or loss recognized by a U.S. holder on a taxable disposition of Midatech Depositary Shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such share exceeds one year at the time of the disposition. The deductibility of capital losses is subject to limitations.

For a cash basis taxpayer, units of foreign currency received will generally be translated into U.S. dollars at the spot rate on the settlement date of the sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such sale. An accrual basis taxpayer may elect to apply the same rules applicable to cash basis taxpayers with respect to the sale of Midatech Depositary Receipts that are traded on an established securities market, provided that the election must be applied consistently from year to year and cannot be changed without the consent of the IRS. For an accrual method taxpayer who does not make such an election, units of foreign currency received will generally be translated into U.S. dollars at the spot rate on the trade date of the sale. Such an accrual basis taxpayer may recognize foreign currency exchange gain or loss based on currency fluctuations between the trade date and the settlement date of such sale. In general, any such gain or loss will be ordinary and will be treated as from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules. A foreign corporation is a passive foreign investment company  (“PFIC”) if either (1) 75% or more of its gross income for the taxable year is passive income or (2) the average percentage of assets held by such corporation during the taxable year that produce passive income or that are held for the production of passive income is at least 50%. For purposes of applying the tests in the preceding sentence, the foreign corporation is deemed to own its proportionate share of the assets, and to receive directly its proportionate share of the income, of any other corporation of which the foreign corporation owns, directly or indirectly, at least 25% by value of the stock.

Based upon estimates with respect to its income, assets, and operations, it is expected that Midatech will not be a PFIC for the current taxable year. However, because the determination of PFIC status must be made on an annual basis after the end of the taxable year and will depend on the composition of the income and assets, as well as the nature of the activities, of Midatech and its subsidiaries from time to time, there can be no assurance that Midatech will not be considered a PFIC for any taxable year.

Classification of a foreign corporation as a PFIC can have various adverse U.S. tax consequences to U.S. holders, including taxation of gain on a sale or other disposition of the shares of the corporation at ordinary income rates and imposition of an interest charge on gain or on distributions with respect to the shares. Unless a U.S. holder of PFIC shares elects to be taxed annually on a mark-to-market basis or makes a “qualified electing fund” election with respect to the shares and certain other requirements are met, gain realized on the sale or other disposition of PFIC shares would generally not be treated as capital gain. Instead, the U.S. holder would be treated as if the U.S. holder had realized such gain ratably over the holder’s holding period for the PFIC shares. The amounts allocated to the taxable year of sale or other disposition and to any year before the foreign corporation became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such year, together with an interest charge in respect of the tax attributable to each such year. Similar rules apply to the extent any distribution in respect of PFIC shares exceeds 125% of the average annual distribution on such PFIC shares received by the shareholder during the preceding three years or holding period, whichever is shorter. With certain exceptions, a foreign corporation is treated as a PFIC with respect to a shareholder if the corporation was a PFIC with respect to the shareholder at any time during the shareholder’s holding period of the foreign corporation’s stock. Dividends paid to with respect to shares of a PFIC are not eligible for the special tax rates applicable to qualified dividend income of certain non-corporate holders. Instead, such dividend income is taxable at rates applicable to ordinary income. If Midatech were to be classified as a PFIC for any taxable year in which a U.S. holder held the Depositary Shares, the PFIC regime described above generally would apply.

If Midatech were to be treated as a PFIC, the tax consequences described above could be avoided by a “mark-to-market” election. A U.S. holder making a “mark-to-market” election (assuming the requirements for such an election are satisfied) generally would (i) be required to include as ordinary income the excess of the fair market value of the Depositary Shares on the last day of the U.S. holder’s taxable year over the U.S. holder’s adjusted tax basis in such Depositary Shares and (ii) be allowed a deduction in an amount equal to the lesser of (A) the excess, if any, of the U.S. holder’s adjusted tax basis in the Depositary Shares over the fair market value of such Depositary Shares on the last day of the U.S. holder’s taxable year or (B) the excess, if any, of the amount included in income because of the election for prior taxable years over the amount allowed as a deduction because of the election for prior taxable years. In addition, upon a sale or other taxable disposition of Depositary Shares, a U.S. holder would recognize ordinary income or loss (which loss could not be in excess of the amount included in income because of the election for prior taxable years over the amount allowed as a deduction because of the election for prior taxable years). If Midatech were to be treated as a PFIC, different rules would apply to a U.S. holder making a “qualified electing fund” election with respect to Depositary Shares. However, because Midatech does not intend to prepare or provide the information that would permit the making of a valid “qualified electing fund” election, such an election will not be available to U.S. holders.

U.S. holders are urged to consult their own tax advisors about the PFIC rules, including the availability of the “mark-to-market” election.

3.8% Medicare Tax on “Net Investment Income”

A 3.8% tax, or “Medicare Tax,” is imposed on all or a portion of “net investment income,” which may include any gain realized or amounts received with respect to Depositary Shares, received by (i) U.S. holders that are individuals with modified adjusted gross income in excess of $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return, and (ii) certain estates and trusts. U.S. holders should consult their own tax advisors with respect to the applicability of the Medicare Tax.

Information Reporting and Backup Withholding

U.S. holders may be subject to information reporting requirements and may be subject to backup withholding with respect to dividends on Depositary Shares and on the proceeds from the sale, exchange, or disposition of Depositary Shares unless the U.S. holder provides an accurate taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax and amounts withheld may be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is timely furnished to the IRS.

Foreign Asset Reporting

U.S. holders who are individuals and who own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include securities issued by a non-U.S. issuer (which would include the Depositary Shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Individuals who fail to report the required information could be subject to substantial penalties, and such individuals should consult their own tax advisors concerning the application of these rules to their investment in Depositary Shares.

F.	Dividends and Payment Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

Midatech is subject to the informational requirements of the Exchange Act. Accordingly, it is required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Midatech also makes available on its website, free of charge, its annual report and the text of its reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Midatech’s website address is “www.midatechpharma.com.” The information contained on Midatech’s website is not incorporated by reference in this annual report.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Midatech is exposed to a variety of financial risks, including, but not limited to, market risk (including foreign exchange and interest rate risks), credit risks, and liquidity risks. Midatech’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance.

Credit Risk

Credit risk is the risk of financial loss to the Group if a development partner or counterparty to a financial instrument fails to meet its contractual obligations. Midatech is mainly exposed to credit risk from amounts due from collaborative partners which is deemed to be low.

Credit risk also arises from cash and cash equivalents and deposits with banks and financial institutions. For banks and financial institutions, only independently rated parties with high credit status are accepted.

The Group does not enter into derivatives to manage credit risk.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at year end.

Cash in Bank

The Group is continually reviewing the credit risk associated with holding money on deposit in banks and seeks to mitigate this risk by holding deposits with banks with high credit status.

Fair Value and Cash Flow Interest Rate Risk

Midatech is not significantly exposed to cash flow interest rate risk from short term and long-term borrowings at variable rate as the majority of borrowings, with the exception of finance leases are held on fixed rates.

Midatech has minimal exposure to interest rate risk as it has had minimal borrowings on variable rates and immaterial levels of interest paid and received on their variable rate loans.

Midatech’s exposure to fair value interest rate risk is also considered to be immaterial.

Foreign Exchange Risk

Foreign exchange risk arises because the Group has material operations located in Bilbao, Spain and the United States, whose functional currency is not the same as the functional currency of Midatech. Midatech’s net assets arising from such overseas operations are exposed to currency risk resulting in gains or losses on retranslation into British pounds sterling. Given the levels of materiality, the Group does not hedge its net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

Foreign exchange risk also arises when individual Midatech entities enter into transactions denominated in a currency other than their functional currency; Midatech’s transactions outside the United Kingdom to the U.S. and Europe drive foreign exchange movements where suppliers invoice in currency other than British pounds sterling. These transactions are not hedged because the cost of doing so is disproportionate to the risk.

As December 31, 2015 and 2014, the Group’s exposure to foreign exchange risk was not considered material.

Liquidity Risk

Liquidity risk arises from Midatech’s management of working capital. It is the risk that Midatech will encounter difficulty in meeting its financial obligations as they fall due.

It is Midatech’s aim to settle balances as they become due.

The Group’s current financial position following its initial public offering in the United Kingdom in December 2014 is such that it does not consider there to be a short term liquidity risk, however it will continue to monitor long term cash projections in light of Midatech’s development plan and will consider raising funds as required to fund long term development projects. Development expenditure can be curtailed as necessary to preserve liquidity.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Share holders will be required to pay the following service fees to Deutsche Bank Trust Company Americas, the depositary bank for the Depositary Shares (the “Depositary”), and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of such holders Depositary Shares):

Service	Fees

•      to any person to whom Depositary Shares are issued or to any person to whom a distribution is made in respect of Depositary Share distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to US$0.05 per Depositary Share issued

•      to any person surrendering Depositary Shares for withdrawal of deposited securities or whose Depositary Shares are cancelled or reduced for any other reason including, inter alia, cash distributions made pursuant to a cancellation or withdrawal
Up to US$0.05 per Depositary Share cancelled

• Distribution of cash dividends	Up to US$0.05 per Depositary Share held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per Depositary Share held

• Distribution of Depositary Shares pursuant to exercise of rights.	Up to US$0.05 per Depositary Share held

• Depositary services	Up to US$0.05 annually per Depositary Share held on the applicable record date(s) established by the depositary bank

In addition, Depositary Share holders, beneficial owners of Depositary Shares, persons depositing Ordinary Shares for deposit and persons surrendering Depositary Shares for cancellation and withdrawal of deposited securities will be required to pay the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•
such registration fees as may from time to time be in effect for the registration of Ordinary Shares or other deposited securities with Midatech’s share registrar and applicable to transfers of Ordinary Shares or other deposited securities to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

•
such cable, telex, facsimile and electronic transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing Ordinary Shares or Depositary Share holders and beneficial owners of Depositary Shares;

•
the expenses, fees and other charges incurred by the Depositary in the conversion of foreign currency, including, without limitation, the expenses, fees and other charges imposed by any affiliate of the Depositary (which may, in its sole discretion, act in a principal capacity in such transaction) that may be utilized in connection therewith;

•
such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Ordinary Shares, deposited securities, Depositary Shares and American Depositary Receipts;

•
the fees and expenses incurred by the Depositary in connection with the delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable; and

•
any fees, charges, costs or expenses that may be incurred from time to time by the Depositary and/or any of the Depositary’s agents, including the custodian, and/or agents of the Depositary’s agents in connection with the servicing of Ordinary Shares, deposited securities and/or Depositary Shares, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the Depositary’s or its custodian’s compliance with applicable law, rule or regulation (such fees, charges, costs or expenses to be assessed against Depositary Share holders of record as at the date or dates set by the Depositary as it sees fit and collected at the sole discretion of the Depositary by billing such Depositary Share holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions).

The Depositary fees payable upon the issuance and cancellation of Depositary Shares are typically paid to the Depositary by the brokers (on behalf of their clients) receiving the newly issued Depositary Shares from the Depositary and by the brokers (on behalf of their clients) delivering the Depositary Shares to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to Depositary Share holders and the Depositary services fee are charged by the Depositary to the holders of record of Depositary Shares as of the applicable Depositary Share record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the Depositary charges the applicable fee to the Depositary Share record date holders concurrent with the distribution. In the case of Depositary Shares registered in the name of the investor (whether certificated or uncertificated in direct registration), the Depositary sends invoices to the applicable record date Depositary Share holders. In the case of Depositary Shares held in brokerage and custodian accounts (via The Depository Trust Company (“DTC”)), the Depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the Depositary Share held in DTC) from the brokers and custodians holding Depositary Share in their DTC accounts. The brokers and custodians who hold their clients’ Depositary Shares in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the Depositary.

In the event of refusal to pay the Depositary fees, the Depositary may, under the terms of the deposit agreement among Midatech, the Depositary and the holders of Depositary Shares, refuse the requested service until payment is received or may set off the amount of the Depositary fees from any distribution to be made to the  Depositary Share holder.

The Depositary has agreed to reimburse Midatech for a portion of certain expenses it incurs that are related to establishment and maintenance of the American Depositary Receipt program, including investor relations expenses. There are limits on the amount of expenses for which the Depositary will reimburse Midatech, but the amount of reimbursement available to Midatech is not related to the amounts of fees the Depositary collects from investors. Further, the Depositary has agreed to reimburse Midatech certain fees payable to the Depositary by holders of Depositary Shares. Neither the Depositary nor Midatech can determine the exact amount to be made available to Midatech because (i) the number of Depositary Shares that will be issued and outstanding, (ii) the level of service fees to be charged to holders of Depositary Shares and (iii) its reimbursable expenses related to the program are not known at this time.

Payment of Taxes

Holders of Depositary Shares will be responsible for any taxes or other governmental charges payable, or which become payable, on their Depositary Shares or on the deposited securities represented by any of their Depositary Shares. The depositary may refuse to register or transfer the Depositary Shares or allow a holder to withdraw the deposited securities represented by the Depositary Shares until such taxes or other charges are paid. It may apply payments owed to a holder of Depositary Shares or sell deposited securities represented by the Depositary Shares to pay any taxes owed and such holder will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of Depositary Shares to reflect the sale and pay to the holder any net proceeds, or send to the holder any property, remaining after it has paid the taxes. Each holder of Depositary Shares agrees to indemnify Midatech, the Depositary, the custodian and each of their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes and additions to tax (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for or by such holder. A holders obligations under this paragraph shall survive any transfer of American Depositary Receipts, any surrender of American Depositary Receipts and withdrawal of deposited securities or the termination of the deposit agreement.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES.

A.	Disclosure Controls and Procedures

Midatech has carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the Company’s management, which is responsible for the management of the internal controls, and which includes Midatech’s Chief Executive Officer and Chief Financial Officer (Midatech’s principal executive officer and principal financial officer, respectively). The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under Exchange Act means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

           Management of the Company has assessed the effectiveness of internal control over financial reporting as of December 31, 2015. In management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, management concluded that there was a material weakness in the design and operating effectiveness of the Group’s internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.  A description of the identified material weakness in internal control over financial reporting is as follows:

●
The deficiency in the design and operating effectiveness of internal controls related to the accounting treatment for a non-routine, complex transaction relating to the fair value of share options and warrants assumed by Midatech being required to be treated as a derivative financial liability rather than as an equity instrument. The assumption of these options and warrants was associated with the acquisition of DARA.

The material weakness described above could result in a material misstatement of the consolidated financial statements that would not be prevented or detected. The material weakness described above relates to the complex acquisition transaction undertaken by Midatech in fiscal 2015.

With the oversight of senior management and Midatech’s audit committee, and prior to the issuance of the December 31, 2015 financial statements, Midatech has put into place a plan to address the material weakness described above by (a) implementing additional controls and procedures to facilitate senior management and audit committee review in order to remediate the underlying causes of the material error in Midatech’s financials and (b) seeking outside assistance, as necessary, from third party experts when or if Midatech enters into or effects future, non-routine transactions which involve complex accounting and related disclosure matters.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of Midatech’s registered public accounting firm as it is an emerging growth company.

D.	Changes in Internal Control Over Financing Reporting

Midatech regularly review its system of internal control over financial reporting to ensure it maintain an effective internal control environment. Other than the changes discussed above, there were no changes in Midatech’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2015 that materially affected, or is reasonably likely to materially affect, Midatech’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

The Audit Committee consists of three members: Pavlo Protopapa (Chairman), Simon Turton and John Johnston. The Board of Directors has determined that Messrs. Protopapa, Turton and Johnston are independent under Rule 10A-3 of the Exchange Act and the applicable rules of the NASDAQ Stock Market and that Mr. Protopapa qualifies as an “audit committee financial expert” as defined under in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS.

Midatech’s Code of Business Conduct and Ethics is applicable to all of its employees, officers and directors and is available on our website at http://www.midatechpharma.com. The Code of Business Conduct and Ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of the Company or gives the appearance of a conflict. Midatech’s directors and officers have an obligation under the Code of Business Conduct and Ethics to advance the Company’s interests when the opportunity to do so arises. Midatech expects that any amendment to this code, or any waivers of its requirements, will be disclosed on its website. Information contained on, or that can be accessed through, Midatech’s website is not incorporated by reference into this document, and you should not consider information on the website to be part of this document.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

BDO LLP was engaged as Midatech’s independent registered public accounting firm August 2014 in connection with its preparation for its initial public offering. Prior to that, Critchlelys LLP served as the statutory auditor of Midatech’s predecessor entity, Midatech Limited, for 2013.

The following table sets forth by category of service the total fees for services provided by BDO LLP during the fiscal years ended December 31, 2015 and 2014.

	2015	2014
	(£’s in thousands)
Audit Fees(1)	674	351
Audit-Related Fees(2)	—	—
Tax Fees(3)	7	27
All Other Fees(4)	—	—
Total	681	378

______________

(1)
Audit fees consist of the aggregate fees billed in connection with the audit of Midatech’s annual consolidated financial statements and internal controls, the issuance of comfort letters, interim reviews of our half-yearly financial information and the listing of the Depositary Shares on NASDAQ.

(2)
Audit-related fees are fees for services that are traditionally performed by the independent accountants, including consultations concerning financial accounting and reporting, and employee benefit plan audits, and due diligence on mergers or acquisitions.

(3)	Represents the aggregate fees billed for tax compliance, tax advice and tax consulting services.

(4)
Represents the aggregate fees billed for all products and services provided that are not included under “audit fees”, “audit related fees or “tax fees,” including, but not limited to, fees billed for services relating to mergers, acquisitions and the listing of Midatech’s Ordinary Shares on AIM.

Audit Committee Pre-Approval Policies and Procedures

The pre-approval of the Audit Committee or member thereof, to whom pre-approval authority has been delegated, is required for the engagement of our independent auditors to render audit or non-audit services. Audit Committee pre-approval of audit and non-audit services will not be required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the Audit Committee regarding Midatech’s engagement of the independent auditors, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each service provided and such policies and procedures do not include delegation of the Audit Committee’s responsibilities under the Exchange Act to management. Audit Committee pre-approval of non-audit services (other than review and attest services) also will not be required if such services fall within available exceptions established by the SEC.

All audit related fees for the fiscal years ended December 31, 2015 and 2014 were pre-approved under the pre-approval policies of the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS.

Information relating to Midatech’s change in its certifying accountant was previously disclosed in its Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended.

ITEM 16G.	CORPORATE GOVERNANCE.

Companies with securities listed on NASDAQ are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, as well as certain NASDAQ rules and corporate governance requirements.  As a foreign private issuer, however, Midatech is entitled to follow our home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.  The United Kingdom laws and practices followed by Midatech in lieu of NASDAQ rules are described below:

•
Midatech does not follow NASDAQ’s requirements applicable to independent director oversight of director nominations, which require that director nominees either be selected or recommended by independent directors.  In accordance with United Kingdom law and practice, the Company’s directors are nominated by the Nominations Committee, which is comprised of all of the directors of the company.

•
Midatech does not follow NASDAQ’s requirement that the compensation committee be comprised of Independent Directors, as defined under Rule 5605(a)(2).  One of the members of Midatech’s compensation committee, Mr. Stahel, is not considered independent under the applicable NASDAQ rule.  He is, however, considered to be independent under United Kingdom law and practice.

•
Midatech does not require that the compensation committee consider the specific factors affecting consultant independence that are set forth in NASDAQ Rule 5605(d)(3)(D).  Midatech’s compensation committee may engage independent compensation consultants at its discretion.

•
Midatech does not follow NASDAQ’s requirements that non-executive directors meet on a regular basis without management present.  Midatech’s Board of Directors may choose to meet in executive session at their discretion.

•
Midatech does not follow NASDAQ’s quorum requirements for stockholder meetings.  In accordance with United Kingdom law and practice, Midatech’s Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•
Midatech does not follow NASDAQ’s requirements to seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.  In accordance with the AIM Rules, Midatech is not required to seek shareholder approval in such circumstances.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

The financial statements are filed as part of this annual report beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit Number	Title

1.1
Articles of Association of Midatech Pharma PLC (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

2.1
Specimen certificate representing ordinary shares of Midatech Pharma PLC (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

2.2
Form of Deposit Agreement by and among Midatech Pharma PLC, Deutsche Bank Trust Company Americas, as depositary, and all owners and holders from time to time of American Depositary Shares thereunder (incorporated by reference to Exhibit 99A to the Company’s Registration Statement on Form F-6/A (File No. 333-207186), filed with the SEC on October 27, 2015).

2.3	Form of American Depositary Receipt (included in Exhibit 2.2).
2.4
Form of Warrant Assumption Agreement by and between Midatech Pharma PLC and DARA BioSciences, Inc. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

2.5
Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4 to DARA BioSciences, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 14, 2010).

2.6	Form of Class B Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 29, 2010).
2.7	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on January 18, 2012).
2.8	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on April 9, 2012).
2.9	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on October 22, 2013).
2.10	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on February 12, 2014).
2.11	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on May 30, 2014).
2.12
Form of “Phase 2b” Common Stock Purchase Warrant issued to General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 4.1 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 15, 2014).

2.13
Form of “FDA Approval” Common Stock Purchase Warrant issued to General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 4.2 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 15, 2014).

4.1
Form of Contingent Value Rights Agreement by and among Midatech Pharma PLC, DARA BioSciences, Inc., Shareholder Representative Services LLC and American Stock Transfer & Trust Company, LLC, as rights agent (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.2#
Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.3#	Form of Option Agreement (included in Exhibit 4.2).
4.4
Form of Warrant Exchange Agreement dated as of November 28, 2014, by and between Midatech Pharma PLC and certain warrantholders of Midatech Limited (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.5
Nominated Advisor and Broker Agreement, dated as of December 2, 2014, by and between Midatech Pharma PLC and Panmure Gordon (UK) Limited (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.6
Form of Lock-in Agreement, dated as of December 3, 2014, by and among Midatech Pharma PLC, Panmure Gordon (UK) Limited and certain stockholders of Midatech Pharma PLC (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.7
Form of Lock-in Agreement, dated as of December 3, 2014, by and among Midatech Pharma PLC, Panmure Gordon (UK) Limited and certain directors, related parties and employees of Midatech Pharma PLC (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.8
Patent and Know-How Agreement, dated June 21, 2002, as amended on October 14, 2004, by and between Consejo Superior de Investigaciones Cientificas and Midatech Limited (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.9†
Joint Venture Agreement, dated as of December 15, 2011, by and between MonoSol RX LLC and Midatech Limited (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.10
Collaboration and License Agreement dated as of October 27, 2008, by and between MonoSol RX LLC and Midatech Limited (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.11
Research Collaboration Agreement, dated as of February 16, 2012, by and between Middlesex University and Midatech Limited (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.12
Research Collaboration Agreement, dated as of December 14, 2012, by and between The Open University and Midatech Limited (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.13
Consortium Agreement, dated as of June 25, 2012, by and among Midatech Limited, Cardiff University, Inserm-Transfert SA, Nanopass Technologies Ltd., Leiden University Medical Center, Kings College London, Institut National de la Sante et de la Recherche Medicale, Marseille and Linkopings University (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.14
Supply Agreement, dated as of July 9, 2013, by and between Q Chip Limited and Nova Laboratories Limited (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.15†
Formulation Feasibility Agreement, dated as of August 12, 2015, by and between Midatech Pharma PLC and Ophthotech Corporation (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.16*† †	Asset Purchase Agreement, dated as of December 17, 2015, by and between Galena Biopharma, Inc. and Midatech Pharma PLC.

4.17*† †	License and Supply Agreement dated as of July 17, 2014, by and between MonoSol RX, LLC and Galena Biopharma, Inc.
4.18*† †	License and Supply Transfer Agreement dated as of December 16, 2015, by and between MonoSol RX, LLC and Galena Biopharma, Inc.
4.19*† †	Distribution and Licence Agreement dated as of September 7, 2012, by and between Helsinn Healthcare SA and DARA BioSciences, Inc.
4.20*† †	Commercialization Agreement dated as of March 9, 2015, by and between Onxeo S.A. and DARA BioSciences, Inc.
4.21*† †
Master Service Agreement, dated as of October 25, 2013, by and between DARA Biosciences, Inc. and Alamo Pharma Services, Inc. including the Sales Representative Sharing Agreement by and among DARA Biosciences Inc., Alamo Pharma Services, Inc. and Mission Pharmacal Company (attached as Exhibit A), and the Co-Promotion Agreement by and among DARA BioSciences, Inc., Alamo Pharma Services, Inc. and Mission Pharmacal Company (attached as Attachment B) (incorporated by reference to Exhibit 10.1 to DARA BioSciences, Inc.’s Quarterly Report on Form 10-Q, as filed with the SEC on November 13, 2013).

4.22#
Consultancy Agreement, dated as of April 15, 2014, by and between Midatech Limited and Chesyl Pharma Limited (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.23#
Service Agreement dated as of December 3, 2014, by and between Midatech Pharma PLC and Dr. James Phillips (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.24#
Service Agreement dated as of December 3, 2014, by and between Midatech Pharma PLC and Nicholas Robbins-Cherry (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.25*#	Executive Employment Agreement dated as of January 1, 2016, by and between Midatech Pharma US, Inc. and David Benharris.
4.26#
Appointment Agreement, dated as of April 15, 2014, by and between Midatech Limited and Rolf Stahel (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.27#
Revised Appointment Agreement, dated as of December 2, 2014, by and between Midatech Pharma PLC and Rolf Stahel (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.28#
Form of Appointment Letter between Midatech Pharma PLC and certain directors of Midatech Pharma PLC (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.29#
Deed of Indemnity dated August 5, 2015 (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.30*#	Contract of Employment dated September 1, 2014 by and between Midatech Limited and Craig Cook.
8.1*	Subsidiaries of Midatech Pharma PLC
12.1*	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO LLP.
___________
* Filed herewith.
# Management contract or compensatory plan or arrangement.
† Confidential treatment has been granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
† † Confidential treatment has been requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIDATECH PHARMA PLC
(Registrant)

By:	/s/ James N. Phillips
Name:	James N. Phillips
Title:	Chief Executive Officer

Date: April 13, 2016

MIDATECH PHARMA PLC

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Midatech Pharma PLC
Abingdon, United Kingdom

We have audited the accompanying consolidated statements of financial position of Midatech Pharma PLC and its subsidiaries as at 31 December 2015, 2014 and 2013 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2015. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midatech Pharma PLC at 31 December 2015, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ BDO LLP

BDO LLP
Reading, United Kingdom
13 April 2016

Midatech Pharma PLC

Consolidated statements of comprehensive income
for the years ended 31 December 2015, 2014 and 2013

	Note	2015	2014	2013
		£'000	£'000	£'000

Revenue	3	775	25	147
Grant revenue		600	132	-
Total revenue		1,375	157	147

Cost of sales		(70)	-	-
Gross profit		1,305	157	147

Research and development costs		(5,920)	(5,439)	(2,840)
Distribution costs, sales and marketing		(374)	-	-

Administrative costs	4	(7,929)	(4,665)	(1,806)
Loss from operations		(12,918)	(9,947)	(4,499)

Finance income	6	1,691	8	1
Finance expense	6	(5)	(161)	(385)
Loss before tax		(11,232)	(10,100)	(4,883)

Taxation	7	1,133	1,018	799
Loss after tax attributable to the owners of the parent		(10,099)	(9,082)	(4,084)
Other comprehensive income:

Items that will or may be reclassified subsequently to profit or loss when specific conditions are met:
Exchange (losses)/gains arising on translation of foreign operations		399	(151)	5
Total other comprehensive income/(loss), net of tax		399	(151)	5

Total comprehensive loss attributable to the owners of the parent		(9,700)	(9,233)	(4,079)
Loss per share
Basic and diluted loss per ordinary share - pence	8	(36p )	(101p )	(71p )

The notes form an integral part of these consolidated financial statements

Midatech Pharma PLC

Consolidated statements of financial position
at 31 December 2015, 2014 and 2013

	Note	2015	2014	2013
Assets		£’000	£’000	£’000
Non-current assets
Property, plant and equipment	9	1,984	1,516	684
Intangible assets	10	41,339	13,094	4
Investment in equity accounted joint venture		-	-	12
Other receivables due in greater than one year	17	387	425	379
		43,710	15,035	1,079
Current assets
Inventories	19	459	-	-
Trade and other receivables	17	2,496	462	909
Taxation		1,201	841	799
Cash and cash equivalents	18	16,175	30,325	2,387
		20,331	31,628	4,095
Total assets		64,041	46,663	5,174
Liabilities
Non-current liabilities
Borrowings	21	1,508	1,488	2,119
Deferred tax liability	24	6,547	354	-
		8,055	1,842	2,119
Current liabilities
Trade and other payables	20	7,084	2,341	1,047
Borrowings	21	442	491	1,248
Derivative financial liability – equity settled	22	1,573	-	-
		9,099	2,832	2,295
Total liabilities		17,154	4,674	4,414

Issued capital and reserves attributable to owners of the parent
Share capital	25	1,002	1,001	-
Share premium	26	31,643	31,643	21,018
Merger reserve	26	52,803	37,776	-
Shares to be issued	26	200	800	-
Foreign exchange reserve	26	390	(9)	142
Accumulated deficit	26	(39,151)	(29,222)	(20,400)
Total equity		46,887	41,989	760
Total equity and liabilities		64,041	46,663	5,174

The financial statements were approved and authorised for issue by the Board of Directors on 13 April 2016 and were signed on its behalf by:

/s/ Nicholas Robbins-Cherry
Nicholas Robbins-Cherry
Chief Financial Officer

The notes form an integral part of these consolidated financial statements

Midatech Pharma PLC

Consolidated statements of cash flows
for the years ended 31 December 2015, 2014 and 2013

	Note	2015	2014	2013
		£’000	£’000	£’000
Cash flows from operating activities
Loss for the year after tax		(10,099)	(9,082)	(4,084)
Adjustments for:
Depreciation of property, plant and equipment	9	501	321	246
Amortisation of intangible fixed assets	10	236	1	1
Loss on disposal of fixed assets		-	89	-
Net Interest (income)/expense		(1,686)	153	384
Impairment of IPRD		-	1,800	-
Gain on bargain purchase	13	(165)	-	-
Share based payment expense		170	260	-
Taxation		(1,133)	(1,018)	(799)
Cash flows from operating activities before changes in working capital		(12,176)	(7,476)	(4,252)
Increase in inventories		(62)	-	-
(Increase)/decrease in trade and other receivables		(1,540)	761	(442)
Increase/(decrease) in trade and other payables		711	466	(330)
Cash used in operations		(13,067)	(6,249)	(5,024)
Taxes received		646	794	588
Net cash used in operating activities		(12,421)	(5,455)	(4,436)
Investing activities
Purchases of property, plant and equipment		(922)	(1,030)	(47)
Purchase of intangibles		(3)	-	(3)
Acquisition of subsidiary, net of cash acquired	12	1,867	115	-
Acquisition of business, net of cash acquired	13	(2,528)	-	-
Interest received		53	8	-
Net cash used in investing activities		(1,533)	(907)	(50)
Financing activities
Interest paid		(5)	(48)	(15)
Payments to finance lease creditors		(49)	(48)	(93)
Repayment of borrowings		(165)	(346)	(200)
Issue of convertible debt		-	-	1,251
Loan finance raised		-	890	-
Share issues net of costs		-	33,852	5,797
Net cash (used in)/generated from financing activities		(219)	34,300	6,740
Net (decrease)/increase in cash and cash equivalents		(14,173)	27,938	2,254
Cash and cash equivalents at beginning of year		30,325	2,387	133
Exchange gains on cash and cash equivalents		23	-	-
Cash and cash equivalents at end of year	18	16,175	30,325	2,387

The notes form an integral part of these consolidated financial statements.

Midatech Pharma PLC

Consolidated statements of changes in equity
for the years ended 31 December 2015, 2014 and 2013

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£’000	£'000	£'000	£'000

At 1 January 2015	1,001	31,643	37,776	800	(9)	(29,222)	41,989
Loss for the year	-	-	-	-	-	(10,099)	(10,099)
Foreign exchange translation	-	-	-	-	399	-	399
Total comprehensive loss	-	-	-	-	399	(10,099)	(9,700)
Transactions with owners

Shares issued on exercise of share options	1	-	-	-	-	-	1
Shares, warrants and share options issued as consideration for a business combination – 4 December 2015	-	-	14,427	-	-	-	14,427
Share option charge	-	-	-	-	-	170	170

Shares issued as deferred consideration for business combination	-	-	600	(600)	-	-	-
Total contribution by and distributions to owners	1	-	15,027	(600)	-	170	14,598
At 31 December 2015	1,002	31,643	52,803	200	390	(39,151)	46,887

Midatech Pharma PLC

Consolidated statements of changes in equity
for the years ended 31 December 2015, 2014 and 2013

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total Equity
	£'000	£'000	£’000	£'000	£'000	£'000	£'000

At 1 January 2014	-	21,018	-	-	142	(20,400)	760

Loss for the year	-	-	-	-	-	(9,082)	(9,082)
Foreign exchange translation	-	-	-	-	(151)	-	(151)
Total comprehensive loss	-	-	-	-	(151)	(9,082)	(9,233)
Issue of Midatech Limited shares - pre-share for share exchange	-	3,202	-	-	-	-	3,202
Transfer to merger reserve on the merger of Midatech Pharma plc and Midatech Limited – 31 October 2014	-	(24,220)	24,220	-	-	-	-
Transfer of A Preference shares from liability to equity (28 October 2014) and subsequent conversion to Deferred shares – 8 December 2014	1,000	-	-	-	-	-	1,000
Issue of shares to settle A Preference share accrued dividend – 8 December 2014	-	994	-	-	-	-	994
Shares issued as consideration for a business combination – 8 December 2014	-	-	13,556	-	-	-	13,556
Shares to be issued as consideration for a business combination – 8 December 2014	-	-	-	800	-	-	800
Issue of shares on placing – 8 December 2014	1	32,000	-	-	-	-	32,001
Costs associated with share placing	-	(1,351)	-	-	-	-	(1,351)
Share based payment	-	-	-	-	-	260	260
Total contribution by and distributions to owners	1,001	10,625	37,776	800	-	260	50,462
At 31 December 2014	1,001	31,643	37,776	800	(9)	(29,222)	41,989

Midatech Pharma PLC

Consolidated statements of changes in equity
for the years ended 31 December 2015, 2014 and 2013

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total Equity
	£'000	£'000	£’000	£’000	£'000	£'000	£'000

1 January 2013	-	11,966	-	-	137	(17,194)	(5,091)

Loss for the year	-	-	-	-	-	(4,084)	(4,084)
Foreign exchange translation	-	-	-	-	5	-	5
Total comprehensive income/(loss)	-	-	-	-	5	(4,084)	(4,079)
Transaction with owners

Conversion of convertible loan notes	-	-	-	-	-	584	584
Issue of shares	-	9,093	-	-	-	-	9,093
Cost of share issues	-	(41)	-	-	-	-	(41)
Capital contribution	-	-	-	-	-	294	294
Total contribution by and distributions to owners	-	9,052	-	-	-	878	9,930
31 December 2013	-	21,018	-	-	142	(20,400)	760

The notes form an integral part of these consolidated financial statements.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

1	Accounting policies

General information

Midatech Pharma PLC (the “Company”) is a company domiciled in England. The Company was incorporated on 12 September 2014.

The Company is a public limited company, which has been listed on the Alternative Investment Market (“AIM”), which is a submarket of the London Stock Exchange, since 8 December 2014.

In addition, since the fourth quarter of 2015, the Company has American Depositary Receipts (“ADRs”), and the ordinary shares underlying such ADRs, registered with the US Securities and Exchange Commission (“SEC”). The  ADRs are listed on the NASDAQ Capital Market.

Basis of preparation

The Group was formed on 31 October 2014 when Midatech Pharma PLC entered into an agreement to acquire the entire share capital of Midatech Limited and its wholly owned subsidiaries through the issue equivalent of shares in the Company which took place on 13 November 2014.

Accordingly, although the units which comprise the Group did not form a legal group for the entire comparative period ended 31 December 2014, the 2014 and 2013 results comprise the results of the subsidiary companies as if the Group had been in existence throughout the entire period.

These financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (“adopted IFRSs”) and are presented in £’000’s Sterling.

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the periods presented.

Adoption of new and revised standards

A number of new standards, amendments to standards, and interpretations are not effective for 2015, and therefore have not been applied in preparing these accounts.

IFRS 9 Financial Instruments and subsequent amendments

On 24 July 2014 the IASB published the complete version of IFRS 9, Financial instruments, which replaces most of the guidance in IAS 39. This includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also contains a new impairment model which will result in earlier recognition of losses. No changes were introduced for the classification and measurement of financial liabilities, except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. IFRS 9 also includes a new hedging guidance. It will be effective for annual periods beginning on or after 1 January 2018. IFRS 9 is subject to endorsement by the European Union.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 specifies how and when a company will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles-based five-step model to be applied to all contracts with customers as follows:

•	Identify the contract(s) with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

•	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 was issued in May 2014 and replaces IAS 11—Construction Contracts, IAS 18—Revenue, IFRIC 13—Customer Loyalty Programmes, IFRIC 15—Agreements for the Construction of Real Estate, IFRIC 18—Transfers of Assets from Customers and SIC 31—Revenue—Barter Transactions involving Advertising Services. The IASB has voted to publish an Exposure Draft proposing a one-year deferral of the effective date of the revenue Standard to 1 January 2018. The reason for deferring the effective date is that the IASB is planning to issue an Exposure Draft with proposed clarifications to the Standard, stemming from the joint Transition Resource Group (TRG) meetings, as well as the desire to keep the effective date of the IASB’s and the FASB’s revenue Standards aligned. Earlier adoption is permitted. IFRS 15 is subject to endorsement by the European Union.

IFRS 16, Leases

On January 13, 2016, the IASB issued IFRS 16, Leases, which provides lease accounting guidance. Under the new guidance, lessees will be required to present right-of-use assets and lease liabilities on the statement of financial position. At the lease commencement date, a lessee is required to recognize a lease liability, which is the lessee's discounted obligation to make lease payments arising from a lease, as well as a right of use asset, representing the lessee's right to use, or control the use of, a specified asset for the lease term. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. It is subject to endorsement by the European Union.

Earlier application is permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the initial application of IFRS 16.

The Directors are currently reviewing the impact of the above-mentioned Standards and Interpretations and are yet to conclude on whether any such standards will have a significant impact on the financial statements of the Group in the year of initial application.

The other standards, interpretations and amendments issued by the IASB (of which some still subject to endorsement by the European Union), but not yet effective are not expected to have a material impact on the Group’s future consolidated financial statements.

Basis of consolidation

Adoption of the other standards and interpretations referred to above is not expected to have a material impact on the results of the company. Application of these standards may result in some changes in presentation of information within the company’s financial statements.

The Group financial statements consolidate those of the parent company and all of its subsidiaries. The parent controls a subsidiary if it has power over the investee to significantly direct the activities, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. All subsidiaries have a reporting date of 31 December.

All transactions and balances between Group companies are eliminated on consolidation, including unrealised gains and losses on transactions between Group companies. Where unrealised losses on intra-Group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Group perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

The loss and other comprehensive income of Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc.) acquired during the year are recognised from the effective date of acquisition i.e. 4 December 2015.  Similarly the loss and other comprehensive income of Zuplenz® acquired as a business by Midatech Pharma PLC is recognised from 24 December 2015.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Midatech Pharma PLC	Ultimate holding company
Midatech Limited	Trading company
Midatech Pharma (Espana) SL (formerly Midatech Biogune SL)	Trading company
Midatech Andalucia SL	Dormant
PharMida AG	Trading company
Midatech Pharma (Wales) Limited (formerly Q Chip Limited)	Trading company
Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc.)	Trading company
Dara Therapeutics, Inc.	Dormant
Midatech Pharma Pty	Trading company

Revenue

The Group’s income streams include milestone income from research and development contracts and the sale of goods. Milestone income is recognised as revenue in the accounting period in which the milestones are achieved. Milestones are agreed on a project by project basis and will be evidenced by set deliverables.

Revenue from the sales of goods by Midatech Pharma US, Inc. is recognised when the significant risks and rewards of ownership are transferred to the buyer and it is probable the previously agreed upon payment will be received. These criteria are considered to be met when the goods are delivered to the buyer.

Sales to wholesalers provide for selling prices that are fixed on the date of sale, although Midatech Pharma US, Inc. offers certain discounts to group purchasing organisations and governmental programs.  The wholesalers take title to the product, bear the risk and rewards and have ownership of the inventory. The Group has sufficient experience with their material wholesaler distribution channel to reasonably estimate product returns from its wholesalers while the wholesalers are still holding inventory.

Grant revenue

Where grant income is received which is not a direct re-imbursement of related costs and at the point at which the conditions have been met for recognition as income, these have been shown within grant revenue.

Government grants and government loans

Where government grants are received as a re-imbursement of directly related costs they are credited to research and development expense in the same period as the expenditure towards which they are intended to contribute.

The Group receives government loans that have a below-market rate of interest. These loans are recognised and measured in accordance with IAS 39. The benefit of the below-market rate of interest is measured as the difference between the initial carrying value of the loan discounted at a market rate of interest and the proceeds received.

The difference is held within deferred revenue as a government grant and is released as a credit to research and development expense in line with the expenditure to which it relates. In a situation where the proceeds were invested in plant and equipment, the deferred revenue is credited to research and development within the income statement in line with the depreciation of the acquired asset.

Business combinations and externally acquired intangible assets

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date at which the Group obtains control over the entity. The cost of an acquisition is measured as the amount of the consideration transferred to the seller, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. The Group measures goodwill initially at cost at the acquisition date, being:

•	the fair value of the consideration transferred to the seller, plus

•	the amount of any non-controlling interest in the acquiree, plus

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

•	if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree re-measured at the acquisition date, less

•	the fair value of the net identifiable assets acquired and assumed liabilities.

Acquisition costs incurred are expensed and included in administrative costs. Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, whether it is an asset or liability, will be recognised either as a profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it is not re-measured.

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights.

Externally acquired intangible assets other than goodwill are initially recognised at cost and subsequently amortised on a straight line basis over their useful economic lives where they are in use. The amortisation expense is included within the administrative cost in the consolidated statement of comprehensive income. Goodwill is stated at cost less any accumulated impairment losses.

The amounts ascribed to intangibles recognised on business combinations are arrived at by using appropriate valuation techniques (see section related to critical estimates and judgements below).

In-process research and development (IPRD) programmes acquired in business combinations are recognised as assets even if subsequent expenditure is written off because the criteria specified in the policy for development costs below are not met.  IPRD is subject to annual impairment testing until the completion or abandonment of the related project.  No further costs are capitalised in respect of this IPRD unless they meet the criteria for research and development capitalisation as set out below.

As per IFRS 3, once the research and development of each defined project is completed, the carrying value of the acquired IPRD is reclassified as a finite-lived asset and amortised over its useful life.

Product and marketing rights acquired in business combinations are recognised as assets and are amortised over their useful life. Under the terms of various licenses, the Group holds the US rights to sell three products approved by the United States Food and Drug Administration: Zuplenz, Oravig and Soltamox.

The significant intangibles recognised by the Group and their useful economic lives are as follows:

Goodwill	-	Indefinite life
IPRD	-	In process, not yet amortising
IT and website costs	-	4 years
Product and marketing rights	-	Between 2 and 13 years

The useful economic life of IPRD will be determined when the in-process research projects are completed.

Internally generated intangible assets (development costs)

Expenditure on the research phase of an internal project is recognised as an expense in the period in which it is incurred. Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

•	Completion of the asset is technically feasible so that it will be available for use or sale;

•	The Group intends to complete the asset and use or sell it;

•	The Group has the ability to use or sell the asset and the asset will generate probable future economic benefits (over and above cost);

•	There are adequate technical, financial and other resources to complete the development and to use or sell the asset, and

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

•	The expenditure attributable to the asset during its development can be measured reliably.

Judgement is applied when deciding whether the recognition criteria are met. Judgements are based on the information available. In addition, all internal activities related to the research and development of new projects are continuously monitored by the Directors.  The Directors consider that the criteria to capitalise development expenditure are not met for a product prior to that product receiving regulatory approval in at least one country.

Development expenditure not satisfying the above criteria, and expenditure on the research phase of internal projects are included in research and development costs recognised in the Consolidated Statement of Comprehensive Income as incurred. No projects have yet reached the point of capitalisation.

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, or intangible assets not ready for use, such as IPRD, are not subject to amortisation and are tested annually for impairment.  Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.  An impairment charge of £1.8m was recognised in 2014 against the IPRD of Midatech Pharma (Wales) Limited cash generating unit.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The group at 31 December 2015 had two cash generating units (2014: One, 2013: None), see note 14. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

Impairment charges are included in profit or loss, except, where applicable, to the extent they reverse gains previously recognised in other comprehensive income. An impairment loss recognised for goodwill is not reversed.

Patents and trademarks

The costs incurred in establishing patents and trademarks are either expensed or capitalised in accordance with the corresponding treatment of the development expenditure for the product to which they relate.

Joint arrangements

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

•	Joint ventures: where the Group has rights to only the net assets of the joint arrangement; or

•	Joint operations: where the Group has both the rights to assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

•	The structure of the joint arrangement;

•	The legal form of joint arrangements structured through a separate vehicle;

•	The contractual terms of the joint arrangement agreement; and

•	Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures using the equity method. The equity accounted joint venture is highly immaterial with a profit and loss impact of only £Nil during 2015 (2014: £12k, 2013: £67k).

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

Any premium paid for an investment in a joint venture above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalised and included in the carrying amount of the investment in joint venture. Where there is objective evidence that the investment in a joint venture has been impaired the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

Amounts received under collaborative joint agreements, representing contributions to the Group’s research and development programmes, are recognised as a credit against research and development expense in the period over which the related costs are incurred. All costs related to these collaborative agreements are recorded as research and development expenditure.

The Group accounts for its interests in joint operations by recognising its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations.

Foreign currency

Transactions entered into by subsidiaries entities in a currency other than the currency of the primary economic environment, in which they operate, are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in profit or loss.

The functional currency of the Company is Pounds Sterling, and the reporting currency is also Pounds Sterling. Foreign subsidiaries use the local currencies of the country where they operate. On consolidation, the results of overseas operations are translated into Pounds Sterling at rates approximating to those ruling when the transactions took place.  All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised in other comprehensive income and accumulated in the foreign exchange reserve.

Exchange differences recognised in the profit or loss of Group entities on the translation of long-term monetary items forming part of the Group's net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.

On disposal of a foreign operation, the cumulative exchange differences recognised in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the consolidated statement of comprehensive income as part of the profit or loss on disposal.

Financial assets

The Group does not have any financial assets which it would classify as fair value through profit or loss, available for sale or held to maturity. Therefore, all financial assets are classed as loans and receivables as defined below.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They arise principally through the provision of goods and services to customers (e.g. trade receivables), but also incorporate other types of contractual monetary asset.  They are initially recognised at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortised cost using the effective interest rate method, less provision for impairment.

Impairment provisions are recognised when there is objective evidence (such as significant financial difficulties on the part of the counterparty or default or significant delay in payment) that the Group will be unable to collect all of the amounts due under the terms, the amount of such a provision being the difference between the net carrying amount and the present value of the future expected cash flows associated with the impaired receivable.

For trade receivables, which are reported net; such provisions are recorded in a separate allowance account with the loss being recognised within administrative expenses in the consolidated statement of comprehensive income.  On confirmation that the trade receivable will not be collectable, the gross carrying value of the asset is written off against the associated provision.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

The Group’s loans and receivables comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Cash and cash equivalents include cash in hand, deposits held at call with original maturities of three months or less.

Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit and loss (“FVTPL”)

The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities through the profit and loss account. The financial liabilities were valued using the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporated any interest paid on the financial liability and is included in the ‘other gains and losses’ line item in the income statement. Fair value is determined in the manner described in note 23.

Other financial liabilities include the following items:

•
Borrowings are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument.  Such interest bearing liabilities are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position.  Interest expense in this context includes initial transaction costs and premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

•
Government loans received on favourable terms below market rate are discounted at a market rate of interest. The difference between the present value of the loan and the proceeds is held as a government grant within deferred revenue and is released to research and development expenditure in line with when the asset or expenditure is recognised in the income statement.

•
Redeemable preference shares are classified as liabilities as they accrued fixed interest payable in cash when distributable profits are available and confer no right to assets or equity distributions of the Company.

•	Trade payables and other short-term monetary liabilities are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has two classes of share in existence:

•	Ordinary shares of £0.00005 each are classified as equity instruments; and

•	Deferred shares of £1 each are classified as equity instruments.

Retirement benefits: defined contribution schemes

Contributions to defined contribution pension schemes are charged to the consolidated statement of comprehensive income in the year to which they relate.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

Share-based payments

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance conditions (including the share price);

•	excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and

•	including the impact of any non-vesting conditions (for example, the requirement for employees to save).

Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. Where vesting conditions are accelerated on the occurrence of a specified event, such as a change in control or initial public offering, such remaining unvested charge is accelerated to the income statement.

In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognising the expense during the period between service commencement period and grant date.

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

Leased assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Group (a "finance lease"), the asset is treated as if it had been purchased outright.  The amount initially recognised as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease.  The corresponding lease commitment is shown as a liability.  Lease payments are analysed between capital and interest.  The interest element is charged to the consolidated statement of comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability.  The capital element reduces the balance owed to the lessor.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an "operating lease"), the total rentals payable under the lease are charged to the consolidated statement of comprehensive income on a straight-line basis over the lease term.  The aggregate benefit of lease incentives is recognised as a reduction of the rental expense over the lease term on a straight-line basis.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

Deferred taxation

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

•	the initial recognition of goodwill;

•	the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and

•
investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax assets or liabilities are recovered or settled.

Shares to be issued

Deferred consideration shares of 299,624 ordinary shares were to be issued to the sellers of Midatech Pharma (Wales) Limited in two tranches; 224,718 were issued on 8 December 2015 and 74,906 are to be issued on 30 June 2016 as part consideration for the acquisition of 100% of the share capital.  The number of shares will be revised downwards following any warranty claims not considered as part of the purchase price.

Property, plant and equipment

Items of property, plant and equipment are initially recognised at cost.  As well as the purchase price, cost includes directly attributable costs.

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives.  It is provided at the following rates:

Fixtures and fittings	-	25% per annum straight line
Leasehold improvements	-	10% per annum straight line
Computer equipment	-	25% per annum straight line
Laboratory equipment	-	15% per annum straight line

Inventories

Inventories are stated at the lower of cost or net realisable value. Net realisable value is the market value. In evaluating whether inventories are stated at the lower of cost or net realisable value, management considers such factors as the amount of inventory on hand and in the distribution channel, estimated time required to sell such inventory, remaining shelf life, and current and expected market conditions, including levels of competition.

If net realisable value is lower than the carrying amount a write down provision is recognised for the amount by which the carrying value exceeds its net realisable value.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

2	Critical accounting estimates and judgements

The preparation of these consolidated financial statements requires the Group to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. The Group bases our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management evaluates estimates, assumptions and judgments on a regular basis and makes changes accordingly, and discusses critical accounting estimates with the board of Directors.

The following are considered to be critical accounting policies because they are important to the portrayal of the financial condition or results of operations of the group and they require critical management estimates and judgments about matters that are uncertain.

Business combinations

The Directors determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires the use of significant estimates and assumptions, including the estimated fair value of the acquired intangible assets.

While the Directors use their best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from in-process research and development;

•	the fair value of the property, plant and equipment; and

•	discount rates.

Judgement has also been applied in the distinction of an asset purchase and business combination with regard to the Zuplenz acquisition. Judgement was applied in assessing the inputs, processes and outputs relevant to the acquisition to arrive at the conclusion that the treatment should be a business combination.

Impairment of goodwill and intangible assets not yet ready for use

Goodwill and intangibles not yet ready for use are tested for impairment at the cash generating unit level on an annual basis at the year end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a cash generating unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital. The carrying value of our goodwill was £10.8 million and intangibles not yet ready for use was £12.5 million, respectively, as at 31 December 2015.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit. Based on the analysis performed, there was no impairment in the year ended 31 December 2015 for goodwill or in-process research and development intangibles. An impairment charge of £1.8m was recognised against the IPRD of the MIdatech Pharma (Wales) Limited cash generating unit in the year ended 31 December 2014.

Share-based payments

The Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based payment, which requires us to measure the cost of employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The resulting cost of an equity incentive award is recognised as expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognised over the vesting period using the straight-line method and classified in the consolidated statements of comprehensive income.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 29 to our consolidated financial statements and are estimated as follows:

•	Volatility is estimated based on the average annualized volatility of a number of publicly traded peer companies in the biotech sector.

•	The estimated life of the option is estimated to be until the first exercise period, which is typically the month after the option vests.

•	The dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

Income Taxes

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

In 2015, there were £23.29million (2014 - £16.02 million, 2013 - £13.00 million) of gross unutilised tax losses carried forward.  No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods.

Intangible asset recognition

Research and development costs are charged to expense as incurred and are typically made up of salaries and benefits, clinical and preclinical activities, drug development and manufacturing costs, and third-party service fees, including for clinical research organizations and investigative sites. Costs for certain development activities, such as clinical trials, are periodically recognised based on an evaluation of the progress to completion of specific tasks using data such as patient enrolment, clinical site activations, or information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued expenses.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

3	Segment Information

Revenue

Geographical analysis of revenue by destination of customer

	2015	2014	2013
	£’000	£'000	£'000
United Kingdom	-	25	-
Turkey	73	-	-
Austria	25	-	-
United States	677	-	147
	775	25	147

One customer in respect of pipeline R&D accounts for 11% of revenue in 2015. In 2014 and 2013 no meaningful analysis of sales could be made.

Following the acquisition of Midatech Pharma US, Inc., the Group contains two reportable operating segments as follows:

•	Pipeline Research and Development: The Pipeline Research and Development (“Pipeline R&D”) segment seeks to develop products using the Group’s nanomedicine and sustained release technology platforms.

•
Commercial: The Commercial segment distributes and sells the Group’s commercial products. Midatech Pharma US promotes the Group’s commercial, cancer supportive care products in the US market, in which the Group has exclusive licenses to Soltamox, Oravig and Zuplenz, an exclusive license to distribute, promote and market Gelclair, and a marketing agreement to co-promote two other products: Ferralet 90 and Aquoral. As and when new products are introduced the Commercial segment will include revenues from the marketing of these commercial products.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies described in note 1. Segment result represents the result of each segment without the allocation of head office expenses, interest expense, interest income and tax.

No measures of segment assets and segment liabilities are reported to the Group’s Board of Directors in order to assess performance and allocate resources. There is no intersegment activity and all revenue is generated from external customers.

Both the United Kingdom and Spanish entities meet the aggregation criteria and have therefore been presented as a single reportable segment under Pipeline R&D. The research and development activities involve the discovery and development of pharmaceutical products in the field of nanomedicine and sustained release technology. Midatech Pharma US, Inc. is engaged in the sale and marketing of cancer supportive care products and is reported under the Commercial segment.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

Segmented results for the year ended 31 December 2015

	Pipeline R&D	Commercial	Unallocated Costs(1)	Consolidated
	£’000	£’000	£’000	£’000

Revenue	273	502	-	775
Grant revenue	600	-	-	600
Total revenue	873	502	-	1,375

Cost of sales	-	(70)	-	(70)
Research and development costs	(5,811)	(109)	-	(5,920)
Distribution costs, sales and marketing	-	(374)		(374)
Other administrative costs	(3,983)	(218)	(2,991)	(7,192)
Depreciation	(500)	(1)	-	(501)
Amortisation	(5)	(231)	-	(236)
Segmental result/operating loss	(9,426)	(501)	(2,991)	(12,918)
Finance income				1,691
Finance expense				(5)
Loss before tax				(11,232)
Taxation				1,133
Loss after tax				(10,099)

(1) Unallocated costs represent fees associated with the acquisitions of Midatch Pharma US, Inc. and Zuplenz in 2015.

For the years ended 31 December 2014 and 2013 there was only one reportable segment being Pipeline R&D, the unallocated costs in respect of 2014 and 2013 were £1.216m and nil.

Non-current assets by location of assets

	2015	2014	2013
	£’000	£’000	£’000

Spain	1,433	1,578	951
United Kingdom	14,019	13,457	128
United States	28,258	-	-
	43,710	15,035	1,079

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

4	Loss from operations

	2015	2014	2013
Loss from operations is stated after charging/(crediting):	£'000	£'000	£'000
Changes in inventories of finished goods and work in progress	62	-	-
Depreciation of property, plant and equipment	501	321	246
Amortisation of intangible assets	236	1	1
Impairment of IPRD	-	1,800	-
Operating lease expense:
- Property	246	97	194
- Plant and machinery	86	57	-
Foreign exchange (gain)/loss	(23)	(37)	28
IPO costs	-	763	-
Acquisition costs	2,991	172	-
Loss on disposal of property, plant and equipment	-	89	-
Gain on bargain purchase	(165)	-	-

US listing and IPO costs primarily relate to the professional fees incurred on the admission of the Group to the NASDAQ Capital Market in December 2015 and the IPO on AIM in December 2014.

Acquisition costs relate to professional fees incurred on the acquisition of Midatech Pharma US, Inc. and Zuplenz in 2015 and Midatech Pharma (Wales) Limited in 2014.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

5	Staff costs

	2015	2014	2013
	£’000	£'000	£'000
Staff costs (including directors) comprise:
Wages and salaries	3,731	2,322	1,866
Defined contribution pension cost (note 28)	183	169	177
Social security contributions and similar taxes	431	322	295
Share based payment	170	260	-
	4,515	3,073	2,338

Employee numbers

The average number of staff employed by the Group during the financial year amounted to:

	2015	2014	2013
	£’000	£'000	£'000

Research and development	45	28	22
General and administration	22	10	7
Sales and marketing	7	-	-
	74	38	29

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the directors of the company, and the Chief Operating Officer.

	2015	2014	2013
	£’000	£'000	£'000

Wages and salaries	850	546	561
Defined contribution pension cost	59	36	55
Payments made to third parties	223	184	-
Social security contributions and similar taxes	88	78	72
Benefits in kind	7	36	7
Share based payment	170	260	-
	1,397	1,140	695

None of the Directors has exercised share options during the year.

During the year two Directors (2014: 2) participated in a defined contribution pension scheme.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

6	Finance income and expense

	2015	2014	2013
Finance income	£’000	£'000	£'000

Interest received on bank deposits	53	8	1
Gain on equity settled derivative financial liability	1,638	-	-
Total finance income	1,691	8	1

The gain on the equity settled derivative financial liability has arisen due to the reduction in the share price between the date of acquisition of Midatech Pharma US, Inc. and the year end.

	2015	2014	2013
Finance expense	£’000	£'000	£'000

Bank loans	2	126	3
Other loans	3	-	50
Interest on convertible loans	-	35	195
Non-equity preference shares	-	-	137
Total finance expense	5	161	385

7	Taxation

	2015	2014	2013
	£’000	£'000	£'000
Current tax credit
Current tax credited to the income statement	1,002	663	799
Taxation payable in respect of foreign subsidiary	-	(5)	-
	1,002	658	799
Deferred tax credit
Reversal of temporary differences	131	360	-
Total current tax and tax credit	1,133	1,018	799

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2015	2014	2013
	£’000	£'000	£'000

Loss before income tax	(11,232)	(10,100)	(4,883)

Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 20.25% (2014: 21.49%, 2013:20%)	(2,274)	(2,170)	(977)

Fixed asset differences	-	12	4
Expenses not deductible for tax purposes	185	440	67
Adjustments to brought forward values	(8)	33	-
Additional deduction for R&D expenditure	(789)	(566)	(811)
Surrender of tax losses for R&D tax refund	406	419	653
Adjust deferred tax opening/closing rate	-	59	-
Income not taxable	-	(44)	-
Difference in capital allowances and depreciation/amortisation	-	-	5
Other short term timing differences	-	-	23
Unrelieved tax losses and other deductions arising in the period	(78)	(35)	237
Deferred tax not recognised	1,425	834	-
Total tax credited to the income statement	(1,133)	(1,018)	(799)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

The Finance Act 2013 includes provision for the main rate of corporation tax to reduce from 23% to 21% from 1 April 2014 and to 20% from 1 April 2015.

8	Loss per share

	Total		Total		Total
	2015		2014		2013
Numerator	£’000		£'000		£'000
Loss used in basic EPS and diluted EPS	(10,099)		(9,082)		(4,084)

Denominator
Weighted average number of ordinary shares used in basic EPS	28,229,814		9,026,347		5,715,576
Basic and diluted loss per share - pence	(36p	)	(101p	)	(71p	)

The 2013 loss per share is based on the Midatech Limited weighted average number of shares in issue which has been restated to take account of the share division that took place on 28 November 2014 whereby each 0.001p Ordinary Share was sub divided into two 0.0005p Ordinary Shares.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

9	Property, plant and equipment

	Fixtures	Leasehold	Computer	Laboratory
	and fittings	improve- ments	equipment	equipment	Total
	£'000	£'000	£'000	£'000	£'000
Cost
At 1 January 2013	716	746	147	161	1,770
Additions	16	15	15	1	47
Exchange differences	16	6	3	-	25
At 31 December 2013	748	767	165	162	1,842

At 1 January 2014	748	767	165	162	1,842
Additions	524	259	18	229	1,030
Acquired through acquisition of subsidiary	3	19	15	207	244
Exchange differences	(42)	(41)	(3)	-	(86)
Disposals	(31)	(124)	-	(15)	(170)
At 31 December 2014	1,202	880	195	583	2,860

At 1 January 2015	1,202	880	195	583	2,860
Additions	183	283	173	385	1,024
Acquired through acquisition of subsidiary	-	-	-	16	16
Exchange differences	(66)	(51)	(14)	(1)	(132)

At 31 December 2015	1,319	1,112	354	983	3,768

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

9	Property, plant and equipment (continued)

	Fixtures	Leasehold	Computer	Laboratory
	and fittings	improve- ments	equipment	equipment	Total
	£'000	£'000	£'000	£'000	£'000
Accumulated depreciation

At 1 January 2013	321	400	94	79	894
Charge for the year	102	86	22	36	246
Exchange differences	7	9	2	-	18

At 31 December 2013	430	495	118	115	1,158

At 1 January 2014	430	495	118	115	1,158
Charge for the year	102	67	24	128	321
Exchange differences	(22)	(33)	(2)	3	(54)
Disposals	(31)	(50)	-	-	(81)
At 31 December 2014	479	479	140	246	1,344

At 1 January 2015	479	479	140	246	1,344
Charge for the year	3	282	48	168	501
Exchange differences	(24)	(28)	(8)	(1)	(61)

At 31 December 2015	458	733	180	413	1,784

Net book value

At 31 December 2015	861	379	174	570	1,984
At 31 December 2014	723	401	55	337	1,516
At 31 December 2013	318	272	47	47	684
At 1 January 2013	395	346	53	82	876

Included within the total net book value of tangible fixed assets is £266k (2014: £224k and 2013: £346k) in respect of assets held under finance leases and similar hire purchase contracts. The depreciation charge for the year on these assets was £26k (2014: £79k and 2013: £90k). These assets were held as security in respect of their finance lease obligations.

No other assets were held as security other than those on finance lease.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

10	Intangible assets

	In-process research and development	Product and marketing rights	Goodwill	IT/Website costs	Total
	£'000	£'000	£'000	£'000	£'000

Cost
At 1 January 2013	-	-	-	9	9
Additions	-	-	-	3	3
At 31 December 2013	-	-	-	12	12
At 1 January 2014	-	-	-	12	12
Acquired in business combinations	12,600	-	2,291	-	14,891
At 31 December 2014	12,600	-	2,291	12	14,903

At 1 January 2015	12,600	-	2,291	12	14,903
Additions	-	-	-	3	3
Acquired in business combinations	-	17,989	9,952	-	27,941
Foreign exchange	-	332	213	-	545
At 31 December 2015	12,600	18,321	12,456	15	43,392

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

10	Intangible assets (continued)

	In-process	Product and	Goodwill	IT/Website
	research and	marketing		Costs	Total
	development	rights
	£'000	£'000	£'000	£'000	£'000

Accumulated amortisation
At 1 January 2013	-	-	-	7	7
Amortisation charge for the year	-	-	-	1	1
At 31 December 2013	-	-	-	8	8

At 1 January 2014	-	-	-	8	8
Amortisation charge for the year	-	-	-	1	1
Impairment charge for year	1,800	-	-	-	1,800
At 31 December 2014	1,800	-	-	9	1,809

Amortisation charge for the year	-	235	-	1	236
Foreign exchange	-	8	-	-	8
At 31 December 2015	1,800	243	-	10	2,053
Net book value
At 31 December 2015	10,800	18,078	12,456	5	41,339
At 31 December 2014	10,800	-	2,291	3	13,094
At 31 December 2013	-	-	-	4	4
At 1 January 2013	-	-	-	2	2

The individual intangible assets, excluding goodwill, which are material to the financial statements, are:

	Carrying amount			Remaining amortisation period
	2015	2014	2013	2015	2014	2013
	£’000	£’000	£’000	(years)	(years)	(years)

Midatech Pharma (Wales) Limited acquired IPRD	10,800	10,800	-	n/a in process	n/a in process	-
Midatech Pharma US, Inc., product and marketing rights	15,570	-	-	Between 2 and 5	-	-
Zuplenz product and marketing rights	2,508	-	-	13	-	-
	28,878	10,800	-

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

11	Prior year - acquisition of Q Chip Limited – revised provisional values

On 8 December 2014, the group acquired 100% of the voting equity of Q Chip Limited and its subsidiaries, a United Kingdom company principally involved in design and development of the Q-SpheraTM drug encapsulation and delivery system and underpinning microsphere manufacturing technology.  On 20 January 2015 Q Chip Limited changed its name to Midatech Pharma (Wales) Limited.  The principal reason for this acquisition was to strengthen the Group’s technology and product portfolios, and thereby diversify risk through the following:

a)	Add controlled-release technology to Midatech gold nano-particle and portfolio
b)	Expand the number of development projects
c)	Q-Chip’s product portfolio offered Midatech a lower risk profile than Midatech’s own technology thereby mitigating against potential future failure

As disclosed in the financial statements for the year ended 31 December 2014, the value of the identifiable net assets of Midatech Pharma (Wales) Limited had only been determined on a provisional basis due to a valuation carried out on certain assets not being finalised at the time the 2014 financial statements were issued. Had the valuation been finalised the 2014 financial statements would have differed to those previously reported as follows:

Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are:

Final fair value
£’000
Identifiable intangible assets:
In-process research and development	12,600
Property, plant and equipment	244
Receivables and other debtors	314
Payables and other liabilities	(494)
Deferred tax	(714)
Cash	115
Total net assets	12,065
Equity instruments (5,077,122 ordinary shares)	13,556
Deferred Equity instruments (299,624 deferred consideration shares held as shares to be issued)	800
Total consideration – non cash movement	14,356
Goodwill on acquisition	2,291

The main factors leading to the recognition of goodwill are the presence of certain intangible assets, such as the assembled workforce of the acquired entity and the expected synergies of the enlarged Group which do not qualify for separate recognition.

The goodwill and intangible assets recognised will not attract tax deductions.

The revenue and net loss included in the Consolidated Statement of Comprehensive Income since 8 December 2014 contributed by Midatech Pharma (Wales) Limited was nil and £0.3m respectively.

If the acquisition had occurred on 1 January 2014, group revenue would have been £0.73m and group loss for the period would have been £0.11m.

The net cash inflow in the year in respect of acquisition comprised net cash acquired of £0.1m.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

12	Acquisition of Midatech Pharma US, Inc.

On 4 December 2015, the Group acquired 100% of the voting equity of DARA BioSciences, Inc., whose principal activity is the sale and marketing of a portfolio of cancer supportive care pharmaceutical products.  At completion of that transaction, DARA BioSciences, Inc. was merged into a wholly owned subsidiary of Midatech Pharma PLC and the name of the merged entity was changed to Midatech Pharma US, Inc.  The principal reason for this acquisition was to acquire commercial infrastructure and capability in the US market.

The revenue included in the consolidated statement of comprehensive income since 4 December 2015 contributed by Midatech Pharma US, Inc. was £502k.  Midatech Pharma US, Inc. contributed a net loss of £238k over the same period.  If the acquisition had occurred at 1 January 2015, Group revenue would have been £3.67m and the Group loss for the period would have been £19.34m.  Acquisition related costs of £2.77m were incurred in relation to this acquisition and are included within (administrative expenses) within the consolidated statement of comprehensive income for the period.

The main factors leading to the recognition of goodwill are the presence of certain intangible assets, such as the assembled workforce of the acquired entity, its established commercial infrastructure and the expected synergies of the enlarged Group which do not qualify for separate recognition.

In addition to the consideration outlined below additional, cash consideration may become payable (up to a maximum of £3.85m / $5.7m) if specified sales milestones are achieved for the years ended 31 December 2016 and 2017. These milestones are not expected to be achieved and therefore the fair value is nil. However, should they be achieved then any further payments are expected to be self-financed by incremental milestone-generated cash flow.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

The goodwill and intangible assets recognised will not attract tax deductions.

Provisional fair value
£’000
Identifiable intangible assets:
Product and marketing rights	15,477

Property, plant and equipment	16
Receivables and other debtors	515
Stock	152
Payables and other liabilities	(4,150)
Deferred tax	(6,191)
Cash	2,289
Total net assets	8,108
Equity instruments (5,422,028 ordinary shares) Deferred Equity instruments	14,427
- Share options*	1,056
- Warrants*	2,155
- Preference share redemption**	422

Total consideration	18,060
Goodwill on acquisition	9,952

*The share options and the warrants were valued using the Black Scholes model.
** The preference share redemption was valued on a cash basis

The net cash inflow in the year in respect of the acquisition of the subsidiary comprised:

£’000
Cash paid on completion – preferred share redemption	(422)
Net cash acquired	2,289
1,867

Assumption of DARA BioSciences, Inc. share options and warrants

At the time of completion of the merger with DARA BioSciences, Inc. there were a number of outstanding and unexercised options and warrants over common stock in DARA. Pursuant to the terms of the merger agreement, these options and warrants became exercisable for a number of Midatech ordinary shares equal to the product of (A) the number of shares of DARA common stock that were issuable upon exercise of the stock option or warrant immediately prior to the merger, multiplied by (B) a factor of 0.272, that being the Exchange Ratio defined in the merger agreement, rounded down to the nearest whole number of Midatech ordinary shares.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

The per share exercise price for each Midatech ordinary share issuable upon exercise of each stock option or warrant will be equal to (C) the exercise price per share of DARA common stock at which the DARA stock option or warrant was exercisable divided by (D) the Exchange Ratio of 0.272, rounded up to the nearest whole cent.  All other terms, notably including expiration dates, remained materially the same.

As at 31 December 2015 there were DARA options outstanding over 721,000 Midatech ordinary shares with a weighted average exercise price of $7.62 per share, within a range of $2.54 to $770.59, and a weighted average remaining contractual life of 8.5 years. The risk free rate ranged from 0.63% to 1.81%, volatility from 59% to 79% and the expected life from 1.9 – 8.6 years. The exercise of all options would raise additional cash of $5.50m.

Also at the year-end there were DARA warrants outstanding over 3,034,437 Midatech ordinary shares with a weighted average exercise price of $9.67 per share, within a range of $3.06 to $164.71, and a weighted average remaining contractual life of 3.1 years. The risk free rate ranged from 0.44% to 1.63%, volatility from 59% to 79% and the expected life from 0.1 – 7.0 years.  The exercise of all warrants would raise additional cash of $29.33m.

The share options and warrants were valued using the Black Scholes model for the purpose of calculating the consideration payable for the DARA business. These options and warrants are treated as an equity settled derivative, held as a fair value through profit and loss instrument, see note 22.

13	Acquisition of Zuplenz

On 24 December 2015, the Group acquired US sales and marketing rights to the product Zuplenz®, an FDA-approved, marketed anti-emetic oral soluble film used in adult patients for the prevention of highly and moderately emetogenic chemotherapy-induced nausea and vomiting, radiotherapy-induced nausea and vomiting and post-operative nausea and vomiting. This acquisition was deemed to be a business combination following a review of the inputs, processes and potential for a market participant to generate outputs using the assets and agreements acquired.

The goodwill recognised will not attract a tax deduction.

Provisional fair value
£’000
Identifiable intangible assets:
Product and marketing rights	2,512
Stock	231

Total net assets	(2,743)
Cash consideration	2,528
Contingent consideration*	50
Total consideration	2,578
Negative goodwill on acquisition	(165)

*
The contingent consideration relates to various milestone payments which are dependent on the quarterly sales achieved in calendar years 2016 and 2017 and annual sales from 2018 to 2022 exceeding specified sales targets.

No revenue or costs were contributed by Zuplenz in the year. Acquisition related costs of £218k were incurred in relation to this acquisition and are included within administrative expenses within the consolidated statement of comprehensive income for the period.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

The negative goodwill of £165k is included within administrative costs in the consolidated statement of comprehensive income. It arose due to the seller of Zuplenz seeking to conclude the transaction as quickly as possible.

No revenue was included in the consolidated statement of comprehensive income since 24 December 2015 by Zuplenz. Zuplenz contributed a net loss of £nil over the same period. We are unable to quantity the impact on Group revenue and Group loss had the occurred on 1 January 2015 due to the seller of the product not providing separable accounting records.

The net cash outflow in the year in respect of the business acquisition comprised:
£’000

Cash paid on completion	2,528

14	Impairment testing

Midatech Pharma (Wales) Ltd

Details of goodwill and IPRD allocated to the acquired cash generating unit and the valuation basis is as follows:

	IPRD carrying amount		Goodwill carrying amount		Valuation Basis
Name	2015	2014	2015	2014
	£’000	£000	£’000	£000	£’000
CGU – Midatech Pharma (Wales) Ltd	10,800	10,800	2,291	2,291	Value in use

An impairment charge of £1.8m and a related £0.36m deferred tax credit was recorded in the Midatech Pharma (Wales) Ltd CGU as a result of the curtailment of an agreement with a commercial partner post acquisition. The carrying value of a component of IPRD, was reduced from £1.8m to nil. The resulting impairment charge was recorded in research and development expenditure within the consolidated statement of comprehensive income in 2014.

The remaining assets of the cash generating unit were not identified as being materially different to the fair values determined at the acquisition date on 8 December 2014. The IPRD was valued using 15-16 year risk adjusted cash flow forecasts, in line with patent life, that have been approved by the Board. A period longer than 5 years is appropriate on the basis that the investment is long term and the development and commercialisation process is typically in excess of 5 years.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

The key assumptions used in the model include the following:
Assumptions	2015 CGU – Q Chip Limited and subsidiaries	2014 CGU – Q Chip Limited and subsidiaries
Pre-tax discount rate	17.7-19.5%	17.7-19.5%

Cumulative probability of success of projects	46% to 69%	23% to 57%

2015
If any one of the following changes were made to the above key assumptions, applied to all projects, the carrying value and recoverable amount would be equal.

2015 CGU – Q Chip Limited and subsidiaries

Pre-tax discount rate for all projects	increase to 23.9%

Cumulative probability of success of all projects	44%

2014
The value in use calculations used to value the acquired intangibles and appraise the remaining carrying value of the intangibles at 31 December 2014 were materially the same. This is because of the impairment test date and acquisition date being only 23 days apart. Any increase in the discount rate or decrease in the probability of success of projects stated above would result in an impairment.

Midatech Pharma US, Inc.

Details of goodwill and intangibles allocated to the acquired cash generating unit and the valuation basis is as follows:
Name	Goodwill carrying amount 2015	Product and marketing rights carrying amount 2015	Valuation basis
	£000	£000
CGU – Midatech Pharma US, Inc.	9,952	15,477	Value in use

The remaining assets of the cash generating unit were not identified as being materially different to the fair values determined at the acquisition date on 4 December 2015. The IPRD was independently valued using a 10-year risk adjusted cash flow forecasts, in line with patent life, that have been approved by the Board. Cash flows were modelled going forward until the point where cash flows on a present value basis reduce to a minimal amount.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

The key assumptions used in the model include the following:
Assumptions	2015 CGU – Midatech Pharma US, Inc.

Pre-tax discount rate	23.2%

The value in use calculations used to value the acquired intangibles and appraise the remaining carrying value of the intangibles at 4 December 2015 were materially the same. This is because of the impairment test date and acquisition date being only 27 days apart and no event occurred during that period that would lead to a revision in the underlying assumptions of the forecast.

15	Subsidiaries

The subsidiaries of Midatech Pharma PLC, all of which are 100% owned and have been included in these financial statements in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

	Country of	Nature of
Name	incorporation	Business	Notes
Midatech Limited	United Kingdom	Trading company
Midatech Pharma (Espana) SL	Spain	Trading company	(a)
Midatech Andalucia SL	Spain	Dormant
PharMida AG	Switzerland	Trading company	(b)
Midatech Pharma (Wales) Limited	United Kingdom	Trading company	(c)
Midatech Pharma US, Inc.	USA	Trading company	(d)
Dara Therapeutics, Inc.	USA	Dormant
Midatech Pharma PTY	Australia	Trading company	(e)

Notes:

(a)	Midatech Biogune SL was renamed Midatech Pharma (Espana) Limited on 16 April 2015.
(b)	PharMida AG became dormant in January 2016.
(c)	Q Chip Limited was renamed Midatech Pharma (Wales) Limited on 23 January 2015.
(d)
DARA Bio Sciences, Inc. was acquired on 4 December 2015 through a merger with a specially incorporated subsidiary of Midatech Pharma PLC.  This merger subsidiary was renamed Midatech Pharma US, Inc. on 4 December 2015.

(d)	Midatech Pharma PTY was incorporated on 16 February 2015.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

16	Joint arrangements

Country of
Name	incorporation	Nature of business	Type of arrangement
Syntara LLC	USA	Dormant	Joint venture

MidaSol Therapeutics GP	Cayman Islands	Research and development partner	Joint operation

The Group has a 50% (2014: 50%) interest in two joint arrangements: Syntara LLC and MidaSol Therapeutics.  The primary activity of these joint arrangements was to provide the partners with collaborative research and development on drug delivery systems in the market, which is in line with the Group’s strategy to develop a safe and effective drug delivery system.

Syntara LLC is a dormant joint venture where the group has joint control over the separate legal entity. The group equity accounts for its interests in this arrangement; the results are immaterial to the financial statements.

MidaSol Therapeutics has a separate legal entity however no costs or revenues pass through it.  The Group and its collaborative partner incur costs in respect of research and development and periodically agree on a contribution from either side to ensure that both parties have incurred 50% of the total costs. Contributions from their research partner are netted against the costs to which they relate within research and development and the arrangement is accounted for as a joint operation.

	2015	2014	2013
	£’000	£'000	£'000
Research and development spend on MidaSol Therapeutics	776	248	542
Year-end receivable due from joint operation partner	219	-	146

17	Trade and other receivables

	2015	2014	2013
	£’000	£'000	£'000

Trade receivables	985	189	160
Prepayments	685	49	68
Other receivables	1,213	649	1,060
Total trade and other receivables	2,883	887	1,288
Less: non-current portion (rental deposit and bond)	(387)	(425)	(379)
Current portion	2,496	462	909

Trade and other receivables do not contain any impaired assets.  The Group does not hold any collateral as security and the maximum exposure to credit risk at the Consolidated Statement of Financial Position date is the fair value of each class of receivable.

Book values approximate to fair value at 31 December 2015, 2014 and 2013.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

18	Cash and cash equivalents and cash flow supporting notes

	2015	2014	2013
	£’000	£'000	£'000

Cash at bank available on demand	16,175	30,325	2,387

Significant non-cash transactions are as follows:
	2015	2014	2013
	£’000	£'000	£'000
Financing activities
Conversion of convertible local notes into equity	-	-	3,255
Share issues net of costs – cash transactions
	2015	2014	2013
	£’000	£'000	£'000
Funds raised on the Initial Public Offering	-	32,000	-
Costs of raising funds on Initial Public Offering/listing	-	(1,350)	-
Issue of shares in Midatech Limited pre flotation	-	3,202	5,797
	-	33,852	5,797

19	Inventories

	2015	2014	2013
	£’000	£'000	£'000

Work in progress	230	-	-
Finished goods	229	-	-
Total inventories	459	-	-

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

20	Trade and other payables

	2015	2014	2013
Current	£’000	£'000	£'000

Trade payables	2,285	981	522
Other payables	35	177	177
Accruals	3,101	732	58
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	5,421	1,890	757
Tax and social security	183	274	78
Deferred revenue	1,480	177	212
Total trade and other payables	7,084	2,341	1,047

Book values approximate to fair value at 31 December 2015, 2014 and 2013.

All current trade and other payables are payable within 3 months of the period end date shown above.

Government grants in UK

The Group received development grant funding from the European Commission of £0.15m on 18 August 2014 and £0.07m on 16 December 2014 under the Health Cooperation Work Programme of the 7th Framework Programme of which £0.15m (2013: £0.21m) is recorded as deferred revenue. The collaborative project supported by this grant is part of the EE-ASI European Research network.

Government grants/loans in Spain

Five tranches of government loans have been received by Midatech Pharma Espana SL (formerly Midatech Biogune SL) for the finance of research, technical innovation and the construction of their laboratory. The loans are term loans which carry an interest rate below the market rate, and are repayable over periods through to 2022. The loans carry default interest rates in the event of scheduled repayments not being met. On initial recognition the loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognised.

The debt element of the government loans is designated within note 21 as borrowings, the gross contractual repayment of the loans is disclosed in note 23.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

21	Loans and borrowings

	2015	2014	2013
	£’000	£'000	£'000
Current
Bank loans	9	9	-
Finance lease	70	37	47
Government and research loans	363	445	138
Preference share dividends payable	-	-	1,063
Total	442	491	1,248

Non-current
Bank loans	20	31	-
Government and research loans	1,420	1,457	1,006
Preference shares	-	-	1,075
Finance lease	68	-	38
Total	1,508	1,488	2,119

Book values approximate to fair value at 31 December 2015, 2014 and 2013.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

The Group had no undrawn committed borrowing facilities at any year end.

22	Derivative financial liability - current

	2015	2014	2013
	£’000	£'000	£'000

Equity settled derivative financial liability	1,573	-	-
On aquisition — 5 December 2015	3,211	-	-
Gain recognized in finance income within the consolidated statement of comprehensive income	(1,638)	-	-
At 31 December	1,573	-	-

Equity settled derivative financial liability is not a liability that is to be settled for cash. The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities through the profit and loss account. The financial liabilities were valued using the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporated any interest paid on the financial liability and is included in the ‘other gains and losses’ line item in the income statement. Fair value is determined in the manner described in note 23. A key input in the valuation of the instrument is the company share price. The share price of the company reduced from £2.65 at the date of acquisition of DARA Biosciences, Inc. to £1.74 at 31 December 2015, resulting in a gain of £1.64m on re-measurement which has been credited to finance income.

23	Financial instruments - risk management

The Group is exposed through its operations to the following financial risks:

•	Credit risk
•	Foreign exchange risk
•	Liquidity risk

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

In common with all other businesses, the Group is exposed to risks that arise from its use of financial instruments. This note describes the Group's objectives, policies and processes for managing those risks and the methods used to measure them. The Board does not believe that its risk exposure to financial instruments, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note has changed in the past year.

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables;

•	Cash and cash equivalents;

•	Trade and other payables;

•	Accruals;

•	Loans and borrowings; and

•	Derivative financial liability.

A summary of the financial instruments held by category is provided below:

Financial assets - loans and receivables

	2015	2014	2013
	£’000	£'000	£'000

Cash and cash equivalents	16,175	30,325	2,387
Trade receivables	985	189	160
Other receivables	1,213	649	1,060
Total financial assets	18,373	31,163	3,607

Financial liabilities - amortised cost

	2015	2014	2013
	£’000	£'000	£'000

Trade payables	2,285	981	522
Other payables	35	177	177
Accruals	3,101	732	58
Loans and borrowings	1,950	1,979	3,367
Total financial liabilities - amortised cost	7,371	3,869	4,124

Financial liabilities – fair value through profit and loss - current

	2015	2014	2013
	£’000	£'000	£'000

Equity settled derivative financial liability	1,573	-	-

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

General objectives, policies and processes

The Board has overall responsibility for the determination of the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Group’s Management.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Group’s competitiveness and flexibility. Further details regarding these policies are set out below:

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s financial liability is measured at fair value on a recurring basis.

The following table gives information about how the fair value of this financial liability is determined:

Financial liabilities	Fair value as at 31/12/2015	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value

Equity settled financial derivative liability	£1,573	Level 3	Black Scholes option pricing model	Volatility rates between a range of 59% and 76% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 8.6 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.

				Risk-free rate between a range of 0.44% and 1.81% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

If the above unobservable volatility input to the valuation model were 10% higher while all other variables were held constant, the carrying amount of shares would increase by £273k.

If the above unobservable expected life input to the valuation model were 1 year shorter while all other variables were held constant, the carrying amount of shares would decrease by £70k.

If the above unobservable risk free rate input to the valuation model were 10% higher while all other variables were held constant, the carrying amount of shares would increase by £5k.

There were no transfers between Level 1 and 2 in the period.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to a business combination.

The Group had no material financial instruments carried at fair value in the statement of financial position on 31 December 2014 or 31 December 2013.

Credit risk

Credit risk is the risk of financial loss to the Group if a development partner or a counterparty to a financial instrument fails to meet its contractual obligations. The Group is mainly exposed to credit risk from amounts due from collaborative partners which is deemed to be low.

Credit risk also arises from cash and cash equivalents and deposits with banks and financial institutions. For banks and financial institutions, only independently rated parties with high credit status are accepted.
The Group does not enter into derivatives to manage credit risk.

Quantitative disclosures of the credit risk exposure in relation to financial assets are set out in note 17. This includes details regarding trade and other receivables, which are neither past due nor impaired.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at each year end as noted above.

Cash in bank

The Group is continually reviewing the credit risk associated with holding money on deposit in banks and seeks to mitigate this risk by holding deposits with banks with high credit status.

Foreign exchange risk

Foreign exchange risk arises because the Group has a material operation located in Bilbao, Spain, and operations in the US whose functional currencies are not the same as the functional currency of the Group. The Group’s net assets arising from such overseas operations are exposed to currency risk resulting in gains or losses on retranslation into sterling. Given the levels of materiality, the Group does not hedge its net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

Foreign exchange risk also arises when individual Group entities enter into transactions denominated in a currency other than their functional currency; the Group’s transactions outside the UK to the US, Europe and Australia drive foreign exchange movements where suppliers invoice in currency other than sterling. These transactions are not hedged because the cost of doing so is disproportionate to the risk.

As of 31 December 2015, 2014 and 2013, the Group’s exposure to foreign exchange risk was not material, however, the board will monitor the situation going forward.

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.
It is the Group’s aim to settle balances as they become due.

The Group’s current financial position is such that the Board does not consider there to be a short term liquidity risk however the Board will continue to monitor long term cash projections in light of the development plan and will consider raising funds as required to fund long term development projects. Development expenditure can be curtailed as necessary to preserve liquidity.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

2015	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000
Trade and other payables	5,421	—	—	—	—
Bank loans	2	7	9	13	—
Finance leases	7	71	27	56	—
Government research loans	36	352	195	644	755
Total	5,466	430	231	713	755

2014	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

	£’000	£’000	£’000	£’000	£’000
Trade and other payables	1,890	—	—	—	—
Bank loans	2	7	9	24	—
Finance leases	11	27	—	—	—
Government research loans	—	485	207	891	351
Total	1,903	519	216	915	351

2013	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years

	£’000	£’000	£’000	£’000	£’000
Trade and other payables	757	—	—	—	—
Finance leases	12	35	38	—	—
Government research loans	—	159	169	535	445
Preference shares	—	—	—	—	1,075
Preference share dividends payable	1,063	—	—	—	—
Total	1,832	194	207	535	1,520

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

More details which regard to the line items above are included in the respective notes:

•	Trade and payables – Note 20

•	Loans and borrowings – Note 21

Capital risk management

The Group monitors capital which comprises all components of equity (i.e. share capital, share premium, foreign exchange reserve and accumulated deficit).

The Group’s objectives when maintaining capital are:

•	to safeguard the entity’s ability to continue as a going concern, and

•	to have sufficient resource to take development projects forward towards commercialisation.

The Group continues to incur substantial operating expenses. Until the Group generates positive net cash inflows from the commercialisation of its products it remains dependent upon additional funding through the injection of equity capital and government funding. The Group may not be able to generate positive net cash inflows in the future or to attract such additional required funding at all, or on suitable terms. In such circumstances the development programmes may be delayed or cancelled and business operations cut back.

The Group seeks to reduce this risk by keeping a tight control on expenditure, avoiding long-term supplier contracts (other than clinical trials), prioritising development spend on products closest to potential revenue generation, obtaining government grants (where applicable), maintaining a focused portfolio of products under development and keeping shareholders informed of progress.

There have been no changes to the Group’s objectives, policies and processes for managing capital and what the Group manages as capital, unless otherwise stated in this note, since the past year.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

24	Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise.

The movement on the deferred tax account is as shown below:

	2015	2014
	£’000	£'000

Liability at 1 January	354	-
Arising on business combination	6,191	714
Credited to income on impairment of IPRD	-	(360)
Credited to income statement	(131)	-
Foreign exchange gain	133	-
Liability at 31 December	6,547	354

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses	Unrecognised deferred tax asset
	£’000	£’000

31 December 2013	13,004	2,601
31 December 2014	16,017	3,203
31 December 2015	23,286	4,191

With the exception of the £1.63m (2014: £1.81m) deferred tax asset which qualifies for offset against the deferred tax liability arising on the acquisition of Midatech Pharma (Wales) Limited and the remaining potential deferred tax asset has not been provided in these accounts due to uncertainty as to the whether the asset would be recovered.

Details of the deferred tax liability are as follows:

2015	Asset	Liability	Net
	£’000	£’000	£'000

Business Combinations	1,625	(8,172)	(6,547)

2014	Asset	Liability	Net
	£’000	£’000	£'000

Business Combinations	1,806	(2,160)	(354)

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

25	Share capital

	2015	2015	2014	2014	2013	2013
Allotted and fully paid – classified as equity	Number	£	Number	£	Number	£

At 1 January
Ordinary shares of 0.005p each	33,467,504	1,673	27,794,258	1,390	2,889,229	289
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	-	-
C preference shares of 0.01p each	-	-	-	-	565,064	57
Total		1,001,674		1,001,391		346

	2015	2015	2014	2014	2013	2013
Allotted and fully paid up – classified as liabilities	Number	£	Number	£	Number	£

A 7.5% preference shares of £1 each	-	-	-	-	1,000,000	1,000,000
B 15% preference shares of £1 each	-	-	-	-	75,000	75,000
		-		-		1,075,000

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value 0.005 pence each. Ordinary and C preference shares were recorded as equity.

Rights attaching to the shares prior to the incorporation of Midatech Pharma PLC

Shares classified as equity

The holders of ordinary shares and C preference shares in the capital of the Company had the following rights and ranked pari passu with one another:

•	To receive notice of, to attend and to vote at all general meetings of the Company, in which case shareholders shall have one vote for each share of which they are the holder.

•	To receive such dividend as is declared by the Board on each share held.

In the event of a distribution of assets, the capital return would be distributed as follows:

•	C preference shareholders to receive original issue price;

•	A and B preference shareholders to receive an agreed amount per share as set out in the Company’s Articles; and

•	C preference and ordinary shareholders to receive remaining capital and rank pari passu.

Shares classified as liabilities

The A and B preference shares have a nominal value of £1 and have right to a fixed cumulative, preferential dividend at a rate of 7.5% and 15% respectively, dividends ceased to accrue from 28 October 2013. Accrued dividends ranked equally amongst A and B preference shares and were compounded at the end of each period. Preference dividends are ranked before any other class of share. The preference dividends did not confer any further rights to participation in the profits or assets of the Company. The preference shares only became redeemable on a listing or change of control. Preference shareholders were entitled to attend and speak at general meetings of the Company but did not have the right of a vote.

A and B preference shares were categorised as liabilities and held at amortised cost until the right to a fixed dividend ceased to accrue.

Rights attaching to the shares following the incorporation of Midatech Pharma PLC

Shares classified as equity

The holders of ordinary shares in the capital of the Company have the following rights:

•	To receive notice of, to attend and to vote at all general meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder.

•	To receive such dividend as is declared by the Board on each share held.

The holders of Deferred Shares in the capital of the Company:

•	shall not be entitled to receive notice of or to attend or speak at any general meeting of the Company or to vote on any resolution to be proposed at any general meeting of the Company; and

•	shall not be entitled to receive any dividend or other distribution of out of the profits of the Company.

In the event of a distribution of assets, the Deferred shareholders shall receive the nominal amount paid up on such share after the holder of each ordinary share shall have received (in cash or specie) the amount paid up or credited as paid up on such ordinary share together with an additional payment of £100 per share. The company has the authority to purchase the Deferred Shares and may require the holder of the Deferred Shares to sell them for a price not exceeding 1p for all the Deferred Shares.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

25	Share Capital (continued)

Date of Issue	Type of Share Issue	Ordinary Shares	A Preference Shares	B Preference Shares	C Preference Shares	Share Price	Total consideration
		Number	Number	Number	Number	£	£’000
2013
As at 1 January 2013	Brought forward	2,457,493	1,000,000	75,000	-	-	-
11 February 2013	Convertible loan	234,196	-	-		8.38	1,963
21 February 2013	Subscription option	16,489	-	-	-	13.70	226
27 February 2013	Subscription option	133,808	-	-	-	8.38	1,120
30 April 2013	Subscription option	5,474	-	-	-	13.70	75
10 May 2013	Subscription option	4,806	-	-	-	13.70	66
03 June 2013	Subscription option	962	-	-	-	13.70	13
18 June 2013	Subscription option	5,715	-	-	-	17.50	100
04 July 2013	Subscription option	14,286	-	-	-	17.50	250
15 July 2013	Subscription option	5,715	-	-	-	17.50	100
05 August 2013	Subscription option	2,857	-	-	-	17.50	50
08 August 2013	Subscription option	1,428	-	-	-	17.50	25
26 September 2013	Subscription option	3,000	-	-	-	17.50	53
27 September 2013	Subscription option	3,000	-	-	-	17.50	53
05 December 2013	Convertible	-	-	-	144,552	8.95	1,294
05 December 2013	Share issue	-	-	-	420,512	8.81	3,705
Total 2013		2,889,229	1,000,000	75,000	565,064		9,093

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

Date of Issue	Type of Share Issue	Ordinary Shares	A Preference Shares	B Preference Shares	C Preference Shares	Deferred Shares	Share Price	Total considera- tion
		Number	Number	Number	Number	Number	£	£’000
2014
As at 1 January 2014		2,889,229	1,000,000	75,000	565,064	-	-	9,093

30 January 2014	Equalisation round	39,853	-	-	-	-	-	-
19 April 2014	Subscription option	244,881	-	-	-	-	0.15	37
13 June 2014	Subscription option	8,250	-	-	-	-	0.15	1
4 September 2014	Rights issue	105,314	-	-	511,738	-	5.13	3,165
12 September 2014	Share redemption	-	-	(75,000)	-	-	-	-
	Total pre-share for share exchange – Midatech Limited	3,287,527	1,000,000	-	1,076,802	-		12,296
12 September 2014	Subscriber share – Midatech Pharma plc	1					1.0000	-
13 November 2014	Share for share exchange	3,287,527	1,000,000	-	1,076,802	-	-	-
13 November 2014	Sub-division of subscriber share	9,999	-	-	-	-	0.0001	-
28 November 2014	Warrant exchange share issue	628,356	-	-	-	-	0.0001	-
28 November 2014	Share conversion	(10,000)	-	-	-	1	-	-
28 November 2014	Share conversion	1,076,802	-	-	(1,076,802)	-	-	-
	Total ordinary shares pre-subdivision	4,992,685
28 November 2014	Share sub division	9,985,370	-	-	-	-	-	-
8 December 2014	Share issue on acquisition of Q Chip Limited	5,077,122	-	-	-	-	2.67	-
8 December 2014	Public offering	11,985,019	-	-	-	-	2.67	32,000
8 December 2014	Share conversion	746,747	(1,000,000)	-	-	1,000,000	-	-
		27,794,258	-	-	-	1,000,001		32,000

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

		Ordinary Shares	A Preference Shares	B Preference Shares	C Preference Shares	Deferred Shares	Share Price	Total considera- tion
		Number	Number	Number	Number	Number	£	£’000
2015
As at 1 January 2015		27,794,258	-	-	-	1,000,001		32,000

24 April 2015	Exercise of employee share options	16,500	-	-	-	-	0.00005	-
25 September 2015	Exercise of employee share options	10,000	-	-	-	-	0.00005	-
4 December 2015	Share issue on acquisition of DARA BioSciences, Inc.	5,422,028	-	-	-	-	2.63	14,240
23 December 2015	Deferred consideration re: acquisition of Q Chip Limited	224,718	-	-	-	-	2.67	600
As at 31 December 2015		33,467,504	-	-	-	1,000,001		46,840

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

26	Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose

Share premium	Amount subscribed for share capital in excess of nominal value.

Merger reserve
Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the company has elected to take advantage of merger relief. This is added to the share premium of Midatech Limited prior to the merger as set out in note 1.

Shares to be issued	Shares for which consideration has been received but which are not yet issued and which form part of consideration in a business combination.

Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into sterling.

Accumulated deficit	All other net gains and losses and transactions with owners (e.g. dividends) not recognised elsewhere.

27	Leases

The Group had commitments under non-cancellable operating leases as set out below:

	Land and
	buildings	Other
2015	£'000	£'000

Expiring In one year or less	313	1
Expiring Between one and five years	410	2
	723	3

	Land and
	buildings	Other
2014	£'000	£'000

Expiring In one year or less	150	79
Expiring Between one and five years	159	-
	309	79

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

	Land and
	Buildings	Other
2013	£'000	£'000

Expiring In one year or less	48	67
Expiring Between one and five years	50	56
	98	123

28	Retirement benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group. The pension costs charged for each year are listed below:

	2015	2014	2013
	£’000	£'000	£'000

Defined contribution pension scheme	183	169	177

29	Share-based Payments

Share Options

The Group has issued options over ordinary shares under the Midatech Limited 2008 unapproved share option scheme and Midatech Limited 2013 approved Enterprise Incentive scheme. Exercise of an option is subject to continued employment. All options were originally issued over shares in Midatech Ltd however they were reissued during the year as options over shares in Midatech Pharma PLC.

Details of all share options granted under the Midatech Limited schemes are set out below:

Date of grant	At 1 January 2015	Granted in 2015	Exercised in 2015	Forfeited in 2015	At 31 December 2015	Exercise Price

31 December 2008	26,122	-	-	-	26,122	£1.425
31 December 2008	15,500	-	-	-	15,500	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	59,666	-	-	(17,900)	41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	-	35,796	£4.19
3 April 2014	26,500	-	(26,500)	-	-	£0.075
9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	-	880,000	£0.075
11 July 2014	11,000	-	-	(6,000)	5,000	£0.075
	1,282,694	-	(26,500)	(23,900)	1,232,294

Options exercisable at 31 December 2015	366,044
Weighted average exercise price of outstanding options at 31 December 2015	£0.502
Weighted average exercise price of options exercised in 2015	£0.075
Weighted average exercise price of options forfeited in 2015	4.19
Weighted average exercise price of options granted in 2015	n/a
Weighted average remaining contractual life of outstanding options at 31 December 2015	7.8 years

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

Date of grant	At 1 January 2014	Granted in 2014	Exercised in 2014	Forfeited in 2014	At 31 December 2014	Exercise Price

31 December 2008	44,622	-	-	(18,500)	26,122	£1.425
31 December 2008	15,500	-	-	-	15,500	£3.985
1 September 2009	12,500	-	-	(12,500)	-	£3.985
13 November 2009	25,000	-	-	(25,000)	-	£4.00
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	59,666	-	-	-	59,666	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	47,796	-	-	(12,000)	35,796	£4.19
1 May 2013	100,000	-	-	(100,000)	-	£6.85
3 April 2014	-	43,000	(16,500)	-	26,500	£0.075
9 May 2014	-	200,000	-	-	200,000	£0.075
30 June 2014	-	880,000	-	-	880,000	£0.075
11 July 2014	-	11,000	-	-	11,000	£0.075
	333,194	1,134,000	(16,500)	(168,000)	1,282,694

Options exercisable at 31 December 2014	125,847
Weighted average exercise price of outstanding options at 31 December 2014	£0.54
Weighted average exercise price of options forfeited in 2014	£5.43
Weighted average exercise price of options granted in 2014	£0.08
Weighted average remaining contractual life of outstanding options at 31 December 2014	8.5 years

Date of grant	At 1 January 2013	Granted in 2013	Exercised in 2013	Forfeited in 2013	At 31 December 2013	Exercise Price

31 December 2008	46,222	-	-	(1,600)	44,622	£1.425
31 December 2008	15,500	-	-	-	15,500	£3.985
25 March 2009	25,000	-	-	(25,000)	-	£3.985
1 September 2009	12,500	-	-	-	12,500	£3.985
13 November 2009	25,000	-	-	-	25,000	£4.00
1 April 2010	25,110	-	-	-	25,110	£4.19
20 August 2010	59,666	-	-	-	59,666	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	47,796	-	-	-	47,796	£4.19
1 May 2013	-	100,000	-	-	100,000	£6.85
	259,794	100,000	-	(26,600)	333,194

Options exercisable at 31 December 2013	148,528
Weighted average exercise price of outstanding options at 31 December 2013	£4.57
Weighted average exercise price of options forfeited in 2013	£3.83
Weighted average exercise price of options granted in 2013	£6.85
Weighted average remaining contractual life of outstanding options at 31 December 2013	6.0 years

Options granted in 2014 relate to the Midatech Limited 2013 approved Enterprise Incentive scheme.

The 200,000 options issued on 9 May 2014 contained the following conditions:

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

•	25,000 vested immediately;

•	25,000 vest on 1 May 2015, a further 25,000 on 1 May 2016 and a further 25,000 on 1 May 2017;

•	50,000 vest when the ordinary price of a share reaches £13.70;

•	50,000 vest when the ordinary price of a share reaches £27.40; and

•	on the event of an initial public offering all of the options vest immediately and have therefore vested.

The 880,000 and 11,000 share options granted on 9 May 2014 and 11 July 2014 only vest when the Company’s share price achieves certain targets as follows:

•	50% vest when the share price reaches £5.31 per share;

•	a further 25% vests when the share price reaches £13.72; and

•	the remaining 25% when the share price reaches £18.86.

Otherwise the main vesting condition of all share options is that the Director or employee remain employed with the Group as at the date of exercise or continues to provide consultancy services as at the date of exercise.

The following information is relevant in the determination of the fair value of options granted during the year 2014 under the equity share based remuneration schemes operated by the Group. No share options were granted by the Company in 2015, however a number of share options and warrants were assumed by the Company on the acquisition of Dara BioSciences, Inc. (see note 12).

2014
Number of options	1,134,000
Option pricing models used	Black Scholes/ Monte Carlo
Share price	£2.67*
Exercise price of options issued in year	7.5p
Contractual life	9 -10 years
Volatility	60%**
Expected dividend yield	0%
Risk free rate	1.51%

*	The share price used in the determination of the fair value of the options granted in 2014 was the price of ordinary shares issued at initial public offering in December 2014.
**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a four-year period.

All other share options relate to the Midatech Limited 2008 unapproved share option scheme.  2013 comparative figures have been restated to reflect the share split in that year.

On 13 November 2009 subscription options over 12,500 ordinary shares exercisable over a 5-year period were issued at an exercise price of £8.00 per share.  On 5 December 2013 the expiry date of part of this option over 9,375 ordinary shares was extended to 13 November 2019.

On 15 June 2010 an option to subscribe for up to 133,808 ordinary shares was issued over a 3-year period. The option was exercised in full on 27 February 2013 for a cash consideration of £1,121,311.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2015, 2014 and 2013

29	Share-based payment (continued)

Upon the issuance of convertible loan notes on 20 August 2010, subscription options over 1,282,813 ordinary shares were issued as follows:

•
A subscription option of 29,833 ordinary shares exercisable over 5 years at an exercise price of £8.38 per share. On 5 December 2013 the expiry date of part of this option over 20,883 ordinary shares was extended to 20 August 2020.

•
A subscription option of up to a maximum of 417,660 ordinary shares exercisable over 6 months from 19 December 2010 at an exercise price of £8.38 per share. On 19 June 2011, pursuant to the exercise of this option, 251,635 ordinary shares of 0.01p each were issued for a cash consideration of £2.1 million.

•
Two subscription options of up to a maximum of 417,660 ordinary shares each at an exercise price of £8.38 per share exercisable on a “follow on” basis to match any exercise of the above option. Following the exercise of the above option, the two options of 251,635 ordinary shares each were to be exercised by 19 December 2011. On 5 December 2011, 119,332 options were exercised and the remaining options over 383,938 shares were exercised on 19 December 2011.

•
On 29 October 2012 the Company issued subscription options over 119,332 ordinary shares at an exercise price of £8.38 per share and over 182,482 ordinary shares at an exercise price of £13.70 per share. Both options were valid until 30 June 2013. On 31 January 2013 options over 16,489 ordinary shares were exercised for an aggregate cash consideration of £225,899.

30	Capital commitments

The Group had no capital commitments at 31 December 2015, 31 December 2014 and 31 December 2013.

31	Related party transactions

Transactions with Monosol RX, LLC

The Directors consider Monosol RX, LLC to be a related party by virtue of the fact that Monosol RX, LLC is a shareholder of the company and are a collaborative partner in the MidaSol Therapeutics joint operation.

During the period £317k (2014: £273k, 2013: £542k) was receivable from Monsol RX LLC for  research services which was credited to research and development expenditure.  The year-end receivable due from Monsol RX LLC was £219k (2014: Nil, 2013: £146k).

32	Contingent liabilities

The Group had no contingent liabilities at 31 December 2015, 31 December 2014 or 31 December 2015.

33	Ultimate controlling party

The Directors do not consider that there is an ultimate controlling party.