Form 20-F
period 2016-12-31
Midatech Pharma Plc
filed 2017-04-06
CIK 1643918

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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
Tel: +44 (0)1235 888 300
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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016 was: 48,699,456 Ordinary Shares

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

United States GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

i

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

Our principal executive offices are located at 65 Innovation Drive, Milton Park, Abingdon, Oxfordshire OX14 4RQ, United Kingdom. The telephone number at our principal executive office is +44 1235 888 300.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2016, 2015 and 2014 have been derived from our consolidated financial statements, as presented at the end of this annual report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Midatech prepares its consolidated financial statements in British pounds sterling. In this annual report, references to “GBP,” “£,” “pence” or “p” are each to British pounds sterling (or units thereof), and references to “$,” “USD,” “US$” and “United States dollar” are each to the United States dollar. Except as otherwise stated, all monetary amounts in this annual report are presented in Great Britain pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all British pounds sterling amounts as of and for the year ended December 31, 2016 have been translated into United States dollars at the rate at December 30, 2016, of £1.00 to $1.2337, based on noon buying rates published by the Federal Reserve Bank of New York for the British pound sterling on such date. These translations should not be considered representations that any such amounts have been, could have been or could be converted into United States dollars at that or any other exchange rate as of that or any other date.

References to a particular “fiscal” year are to our fiscal year ended December 31 of such year. References to years not specified as being fiscal years are to calendar years.

As reference, the following provides a description of the different phases of clinical trials, as used in this annual report:

•	Phase I clinical trials involve the assessment of the safety, pharmacodynamics and pharmacokinetics of a drug candidate in a small group of human subject (typically 20 to 100 patients).

•	Phase Ia is a Phase I single ascending dose study, where a small number of participants receive a single dose, before ascending to the next dose once safety is determined.

•	Phase Ib is a Phase I multiple ascending dose study, where a number of participants receive multiple low doses before escalating the dose for further groups to a predetermined level.

•	Phase II clinical trials involve the assessment in patients of a drug to determine its safety, dose range and preliminary efficacy (typically 100 to 300 patients).

•	Phase IIa is a form of Phase II study designed specifically to assess dosing requirements.

•	Phase IIb is a form of Phase II study specifically designed to study efficacy.

•
Phase III is a clinical trial involving the assessment of the efficacy and safety of a drug, usually in comparison with a marketed product or a placebo, in the patient population for which it is intended (typically 1,000 to 3,000 patients).

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

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. Midatech wishes to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to risks related to:

•	our estimates regarding losses, expenses, future revenues, capital requirements and needs for additional financing;
•	our ability to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms;
•	the successful commercialization and manufacturing of our licensed products, products originally licensed to Midatech US, and any future product we may commercialize;
•	the success and timing of our preclinical studies and clinical trials;
•	shifts in Midatech’s business and commercial strategy;
•	the filing and timing of regulatory filings, including Investigational New Drug applications, with respect to any of our products and the receipt of any regulatory approvals;
•	the anticipated medical benefits of our products;
•	the difficulties in obtaining and maintaining regulatory approval of our product candidates, and the labeling under any approval we may obtain;
•	the success and timing of the potential commercial development of our product candidates and any product candidates we may acquire in the future;
•	our plans and ability to develop and commercialize our product candidates and any product candidates we acquire in the future;
•	the rate and degree of market acceptance of any of our product candidates;
•	the successful development of our commercialization capabilities, including sales and marketing capabilities;
•	obtaining and maintaining intellectual property protection for our product candidates and our proprietary technology;
•	the success of competing therapies and products that are or become available;
•	the success of any future acquisitions;
•	the difficulties of integrating DARA’s former business, and the business of any future acquisitions, into our own;
•	the potential we will incur financial obligations to former DARA stockholders;
•	the outcome of the Company’s remediation plan and approach to the material weaknesses in internal control over financial reporting;
•	the impact of government laws and regulations;
•	regulatory, economic and political developments in the United Kingdom, the European Union, the United States and other foreign countries;
•	the difficulties doing business internationally;
•	the ownership of our Ordinary Shares and Depositary Shares;
•	our failure to recruit or retain key scientific or management personnel or to retain our executive officers;
•	the impact and costs and expenses of any litigation we may be subject to now or in the future; and
•	the performance of third parties, including joint venture partners, our sales force, our collaborators, third-party suppliers and parties to our licensing agreements.

Any forward-looking statements that we make in this annual report speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this annual report. See “Item 10. Additional Information-H. Documents on Display.”

You should also read carefully the factors described in “Item 3. Key Information-D. Risk Factors” and elsewhere in this annual report to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A.	Selected Financial Data.

Midatech prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following table sets forth certain of Midatech’s consolidated financial data. The selected historical consolidated financial data as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2016, 2015 and 2014 is derived from Midatech’s consolidated financial statements, which are included elsewhere in this annual report.

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

On December 4, 2015, Midatech acquired DARA and subsequently changed its name to Midatech US. Midatech’s financial and operating data for fiscal 2015 and 2014 was not adjusted to reflect the full year effect of Midatech’s acquisition of DARA, whereas statement of financial position data and subsequent periods include contributions from DARA.

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

(£’s in thousands, except share and per share data; all from continuing operations)	As of and for the Year Ended December 31,
	2016	2015	2014
Consolidated Statement of Comprehensive Income Data:
Revenue	6,376	775	25
Loss from operations	(30,586)	(12,918)	(9,687)
Loss before tax	(29,322)	(11,232)	(9,840)
Loss for the year attributable to the owners of the parent	(20,162)	(10,099)	(8,822)
Total other comprehensive income / (loss), net of tax	3,228	399	(151)
Total comprehensive loss attributable to the owners of the parent	(16,934)	(9,700)	(8,973)
Loss Per Share Data:
Basic and diluted loss per ordinary share-pence	(56p )	(36p )	(98p )
Cash dividends declared per ordinary share	-	-	-
Weighted average number of ordinary shares used	36,072,752	28,229,814	9,026,347

Consolidated Statement of Financial Position Data:
Non-Current assets	34,386	43,710	15,035
Current assets	22,303	20,331	31,628
Cash and cash equivalents	17,608	16,175	30,325
Total assets	56,689	64,041	46,663
Non-Current liabilities	1,620	8,055	1,842
Borrowings	1,620	1,508	1,488
Current liabilities	9,345	9,099	2,832
Total liabilities	10,965	17,154	4,674
Total equity	45,724	46,887	41,989
Total equity and liabilities	56,689	64,041	46,663

Exchange Rates

Midatech’s financial reporting currency is the British pound sterling. Fluctuations in the exchange rate between the British pound sterling and the United States dollar will affect the United States dollar amounts received by owners of Depositary Shares on conversion of dividends, if any, paid in British pound sterling on the Ordinary Shares and will affect the United States dollar price of the Depositary Shares on the NASDAQ Capital Market.

The following table shows, for the periods indicated, information concerning the exchange rate between the British pound sterling and the United States dollar. This information is provided solely for your information, and Midatech does not represent that the British pound sterling could be converted into United States dollars at these rates or at any other rate. These rates may differ from the actual rates used in the preparation of the consolidated financial statements included in this annual report and other financial data appearing in this annual report.

The data provided in the following table is expressed in United States dollars per British pound sterling and is based on noon buying rates published by the Federal Reserve Bank of New York for the British pound sterling. On March 31, 2017, the noon buying rate was £1.00 = $1.2537.

	High ($)	Low ($)
Recent Monthly Data
March 2017	1.2583	1.2158
February 2017	1.2643	1.2427
January 2017	1.2620	1.2118
December 2016	1.2708	1.2222
November 2016	1.2546	1.2218
October 2016	1.2840	1.2155

Average Rate ($) (1)
Annual Data (12-month period ended December 31)
2016	1.3444
2015	1.5250
2014	1.6461
2013	1.5667
2012	1.5924
_____________
(1)	The average rates were calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York, on the last day of each month during the period.

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

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

Midatech is an early-stage biopharmaceutical company. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain regulatory approval or become commercially viable. Prior to the acquisition of DARA in December 2015, Midatech had not generated any revenue from product sales, and it continues to incur significant development and other expenses related to its ongoing operations. As a result, Midatech is not profitable and has incurred substantial losses since its inception. For the year ended December 31, 2016, Midatech had a net loss of £20.16 million, and an accumulated deficit of £59.11 million.

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

Midatech’s forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Item 3.D Risk Factors” section. Midatech has based this estimate on assumptions that may prove to be wrong, and it could utilize its available capital resources sooner than it currently expects. Midatech’s future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the success of products acquired in connection with the acquisition of DARA or any additional acquisitions and the commercialization of other assets;

•	the initiation, progress, timing, costs and results of clinical trials for its product candidates and future product candidates it may in-license or acquire;

•	the attainment of milestones and the need to make any royalty payments on any of its product candidates or any other future product candidates;

•	the number and characteristics of product candidates it in-license or acquires and develop;

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

Midatech’s future potential financial obligation to former stockholders of DARA may harm its financial condition and results of operations.

Midatech has one future potential liability in the form of a contingent value right (“CVR”) payment to the former stockholders of DARA upon the achievement of certain commercial targets. The CVRs represent the right to receive a cash payment from Midatech of up to $3.325 million in the aggregate. The commercial targets for fiscal 2016 were not achieved, and no CVR payment was due, but a second potential CVR payment in the following amounts may be made in 2018 if the following milestones are achieved:

·
$0.11 per CVR if gross sales of Oravig and Gelclair, two drugs acquired in the acquisition of DARA, equal or exceed $15.0 million but are less than $16.5 million, in the aggregate, for the fiscal year ending December 31, 2017;

·	$0.13 per CVR if gross sales of Oravig and Gelclair equal or exceed $16.5 million but are less than $18.0 million, in the aggregate, for the fiscal year ending December 31, 2017; or

·	$0.16 per CVR if gross sales of Oravig and Gelclair equal or exceed $18.0 million, in the aggregate, for the fiscal year ending December 31, 2017.

In addition, in connection with the Merger, Midatech set aside an aggregate of $300,000 (“Bonus Pool”), to be offered to employees of DARA who became employees of Midatech US following the closing of the Merger. Any payments made from the Bonus Pool will be made at the same time, upon the same circumstances, and in a proportional amount, that any payments are made to CVR holders.

Midatech cannot predict if these payments could have a materially adversely effect on its business at the time of payment, however, the fair value of these payments is zero, as the targets associated with them are not considered to be achievable.

The vote by the United Kingdom electorate in favor of the United Kingdom’s exit from the European Union and the result of the recent United States presidential election could lead to increased market volatility and could adversely impact the market price for our Ordinary Shares and Depositary Shares, make it more difficult for Midatech to do business in Europe or have other adverse effects on our business, results of operations and financial condition.

On June 23, 2016, the United Kingdom government held an in-or-out referendum on the United Kingdom’s membership of the European Union in which voters approved the United Kingdom’s exit from the European Union (commonly referred to as “Brexit”).  On March 29, 2017, the United Kingdom formally initiated its withdrawal from the European Union by triggering Article 50 of the Treaty of Lisbon.  As a result of the triggering of Article 50, the process of negotiation will commence between the United Kingdom and European Union member states to determine the future terms of the United Kingdom’s relationship with the European Union.  This has led to a period of uncertainty and volatility particularly in relation to United Kingdom financial and banking markets.  Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility.

Depending on the terms of Brexit, which are negotiated between the United Kingdom and the European Union member states, Midatech may face new regulatory costs and challenges that may have a material adverse effect on it and its operations. A significant portion of Midatech’s manufacturing infrastructure is located in Spain, which is a member of the European Union. When the United Kingdom ceases to be a member of the European Union, Midatech’s ability to integrate its United Kingdom and Spanish operations could be adversely affected. For example, depending on the terms of Brexit, Midatech could become subject to export tariffs and regulatory restrictions that could increase the costs and time related to doing business in Spain.

Additionally, Brexit could allow the United Kingdom to significantly alter its regulations affecting the pharmaceutical industry, which may result in significant costs for Midatech. It may also be time-consuming and expensive for Midatech to alter its internal operations in order to comply with new regulations. Altered regulations could also add time and expense to the process by which Midatech’s product candidates receive regulatory approval in the United Kingdom and the European Union.

Depending on the terms of Brexit negotiated between the United Kingdom and the European Union member states, the United Kingdom could lose access to the single European Union market and to the global trade deals negotiated by the European Union on behalf of its members. Such a decline in trade could affect the attractiveness of the United Kingdom as a global investment center and, as a result, could have a detrimental impact on growth. Although Midatech has international operations and customer base, it could be adversely affected by reduced growth and/or volatility in the United Kingdom economy. Any of the foregoing factors could have a material adverse effect on the business, results of operations or financial condition of Midatech.

On January 20, 2017, Donald J. Trump was sworn in as the forty-fifth president of the United States. As a candidate, President Trump proposed changes to existing trade policies and agreements, proposed reforming the FDA, repealing the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Affordable Care Act”) and changing the manner in which drug prices are negotiated by Medicare. Changes in United States social, political, regulatory and economic conditions in the United States or in laws and policies governing foreign trade, importation, manufacturing, development, registration and approval, commercialization and reimbursement of our products in the United States could adversely affect our business.

Midatech recognized a material intangible asset impairment loss as of December 31, 2016 and may be required to recognize additional non-cash impairment losses in the future.

As of December 31, 2016, Midatech recognized an impairment loss for marketing and intangible product rights of £11.4 million, which arose as a result of the underperformance of Oravig in comparison to forecast sales at the time of acquisition.  The underperformance was caused in part by the heavily genericized market in which Oravig is sold.  There was no goodwill impairment as of December 31, 2016, and there was no impairment to any of Midatech’s intangible assets or goodwill for the year ended December 31, 2015.

These impairment charges discussed above and any additional impairment charges could materially increase Midatech’s expenses and reduce Midatech’s profitability. The process of testing goodwill and intangible assets for impairment involves numerous judgments, assumptions and estimates made by Midatech’s management including expected future profitability, cash flows and the fair values of assets and liabilities, which inherently reflect a high degree of uncertainty and may be affected by significant variability. If the business climate deteriorates, including the markets in which certain of our products are sold, then actual results may not be consistent with these judgments, assumptions and estimates, and Midatech’s goodwill and intangible assets may become impaired in future periods. This would in turn have an adverse impact on our financial position and results of operations.

Risks Related to Midatech’s Business and Industry

Midatech’s future success is dependent on product development, regulatory approval and commercialization of its products, product candidates and any product candidates it may acquire in the future.

While Midatech has recently acquired products that have received regulatory approval and has begun commercialization, Midatech must continue to conduct clinical trials and research and development for its additional product candidates, and there can be no assurance that any of Midatech’s targeted developments will be successful. Midatech must develop functional products that address specific market needs. It must therefore engage in new development activities, which may not produce innovative, commercially viable results in a timely manner or at all. In addition, Midatech may not be able to develop new technologies or identify specific market needs that are addressable by its technologies, or technologies available to it. Midatech may encounter delays and incur additional development and production costs and expenses, over and above those expected, in order to develop technologies and products suitable for licensing. If Midatech’s development program is curtailed due to any of the above issues, this may have a material adverse effect on Midatech’s business and financial conditions.

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

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of any preclinical studies and early clinical trials of Midatech’s product candidates may not be predictive of the results of later-stage clinical trials, even after seeing promising results in earlier clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. For example, in May 2016, Midatech announced that the results of its Phase IIa study of Midatech’s transbuccal insulin delivery system, which delivered insulin through the mouth, were unfavorable compared to the traditional sub-cutaneous, or through the skin, insulin delivery system.  As a result, Midatech and its joint venture partner, MonoSol Rx have ended their joint transbuccal insulin program.  Midatech’s future clinical trial results for its other products and programs may also be unsuccessful.

Midatech is about to embark on a clinical trials program for its Q-Octreotide product, which is expected to commence its first-in-human study in the first half of 2017.  Other clinical development programs are also expected to commence during 2017. Midatech may experience delays in its ongoing or future clinical trials and it does not know whether planned clinical trials will begin or enroll subjects on time, need to be redesigned or be completed on schedule, if at all. Clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

·	delay or failure in reaching agreement with the applicable regulatory authorities on a trial design that Midatech is able to execute;

·	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical study;

·
delay or failure in reaching agreement on acceptable terms with prospective contract research organizations (“CROs”), and clinical trial providers and sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

·	delay or failure in obtaining institutional review board approval (“IRB”) or the approval of other reviewing entities, including regulatory authorities, to conduct a clinical trial at each site;

·	withdrawal of clinical trial sites from Midatech’s clinical trials as a result of changing standards of care or the ineligibility of a site to participate in Midatech’s clinical trials;

·	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

·	delay or failure in having subjects complete a trial or return for post-treatment follow-up;

·	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

·	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication;

·	failure of Midatech’s third party clinical trial managers to satisfy their contractual duties or meet expected deadlines;

·	failure to receive the recommendation of the United Kingdom National Institute for Health and Care Excellence (“NICE”);

·	delay or failure in adding new clinical trial sites;

·	ambiguous or negative interim results, or results that are inconsistent with earlier results;

·
feedback from the EMA, the MHRA, the FDA, the IRB, data safety monitoring boards, or other regulatory authority, or results from earlier stage or concurrent preclinical and clinical studies, which might require modification to the protocol;

·
decisions by the EMA, the MHRA, the FDA, the IRB, other regulatory authorities, or Midatech, or recommendation by a data safety monitoring board or other regulatory authority, to suspend or terminate clinical trials at any time for safety issues or for any other reason;

·	unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects;

·	failure to demonstrate a benefit from using a drug;

·	manufacturing, including manufacturing or obtaining from third parties sufficient quantities of a product candidate for use in clinical trials; or

·	changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

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

Midatech’s product candidates could fail to receive regulatory approval from the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities for many reasons, including:

·	disagreement with the design or implementation of Midatech’s clinical trials;

·	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

·	failure of clinical trials to meet the level of statistical significance required for approval;

·	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

·	disagreement with Midatech’s interpretation of data from preclinical studies or clinical trials;

·
the insufficiency of data collected from clinical trials of Midatech’s product candidates to support the submission and filing of a new drug application or other submission or to obtain regulatory approval;

·	disapproval of the manufacturing processes or facilities of third party manufacturers, if any, with whom Midatech contracts for clinical and commercial supplies; or

·	changes in the approval policies or regulations that render Midatech’s preclinical and clinical data insufficient for approval.

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

Additionally, if undesirable side effects of Midatech’s products are identified following marketing approval, a number of potentially significant negative consequences could result, including:

·	Midatech may suspend marketing of such product;

·	regulatory authorities may withdraw approvals of such product or may require additional warnings on the label;

·	Midatech may be required to develop a Risk Mitigation Strategy for each product or, if a strategy is already in place, to incorporate additional requirements;

·	Midatech may be required to conduct post-market studies; and

·	Midatech could be sued and held liable for harm caused to subjects or patients.

Consequently, Midatech’s reputation may suffer.

Any of these events could prevent Midatech from achieving or maintaining market acceptance of the particular product or product candidate, if approved, and could significantly harm its business, results of operations and prospects.

Midatech’s products may face future development, manufacturing and regulatory difficulties.

Midatech’s products, and any of its product candidates once they receive regulatory approval, are subject to the ongoing requirements of the EMA, the MHPA, the FDA and other regulatory agencies governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. The safety profile of any product is closely monitored by the EMA, the MHRA, the FDA and other regulatory authorities after approval. If the EMA, the MHRA, the FDA or other regulatory authorities become aware of new safety information after approval of any of Midatech’s products or product candidates, regulatory authorities may require labeling changes or establishment of a risk mitigation strategy or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the EMA, the MHRA, the FDA and other governmental regulatory authorities for compliance with current good manufacturing practices (“cGMP”) regulations. If Midatech or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or Midatech, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If Midatech, its products, product candidates or the manufacturing facilities for its products or product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

·	issue warning letter or untitled letters;

·	mandate modifications to, or the withdrawal of, marketing and promotional materials or require Midatech to provide corrective information to healthcare practitioners;

·
require Midatech to enter into a consent decree, which can include the imposition of various fines against Midatech, reimbursements of inspection costs, required due dates for specific actions and penalties for noncompliance;

·	seek an injunction or impose civil or criminal penalties or monetary fines;

·	suspend or withdraw its regulatory approval;

·	suspend any ongoing clinical studies;

·	refuse to approve pending applications or supplements to applications filed;

·	suspend or impose restrictions on operations, the products, manufacturing or Midatech itself;

·	require Midatech to change its product labeling; or

·	seize or detain products, refuse to permit the import or export of products or require Midatech to initiate a product recall.

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

In the United States, engaging in impermissible promotion of Midatech’s products for off-label uses can subject Midatech to false claims litigation under federal and state statutes, which, if successful, could result in civil and criminal penalties and fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. These false claims statutes include the federal False Claims Act, which allows any individual to bring a lawsuit against a pharmaceutical company, on behalf of the federal government, alleging submission of false or fraudulent claims, or causing to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government prevails in the lawsuit, the individual will share in any fines or settlement funds. Since 2004, these False Claims Act lawsuits against pharmaceutical companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements based on certain sales practices promoting off-label drug uses. For instance, in 2009, Pfizer, Inc. paid $2.3 billion to settle civil and criminal allegations for illegally marketing four products and in 2012 GlaxoSmithKline paid $3 billion to resolve United States government investigations focused in large part on promotional practices, the largest False Claims Act settlement to date. This growth in litigation has increased the risk that a pharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, agree to comply with burdensome reporting and compliance obligations, and be excluded from the Medicare, Medicaid, and other federal and state healthcare programs. If Midatech does not lawfully promote its approved products, it may become subject to such litigation and, if it is not successful in defending against such actions, those actions may have a material adverse effect on its business, financial condition and results of operations.

Midatech’s future commercialization strategy may include possible revenue generation from product royalty revenue, which could expose Midatech to risks.

Midatech’s future commercialization strategy may include possible revenue generation from product royalty deals. The right to receive possible product royalty revenues in the future may be challenged by the customer or licensee or there may be legal restrictions on the payment of royalties on product sales. Remittance of royalty revenues to Midatech may be restricted from certain territories or subject to withholding taxes that Midatech may not be able to recover or offset.

The commercial success of Midatech’s products is not guaranteed.

There can be no assurance that any of Midatech’s products or its product candidates currently in development will be successfully developed into any commercially viable product or products and/or be manufactured in commercial quantities at an acceptable cost or be marketed successfully and profitably. If Midatech, or its partners, encounters delays at any stage, and fails successfully to address such delays, it may have a material adverse effect on Midatech’s business, financial condition and prospects. In addition, Midatech’s success will depend on the market’s acceptance of its products and there can be no guarantee that this acceptance will be forthcoming or that Midatech’s technologies will succeed as an alternative to competing products. The development of a market for Midatech’s products is affected by many factors, some of which are beyond Midatech’s control, including the emergence of newer, more effective technologies and products, and the cost of Midatech’s products themselves, including the availability of products for which healthcare reimbursement is available. Notwithstanding the technical merits of a product developed or acquired by Midatech, there can be no guarantee that the customer base of Midatech’s distributors for the products will purchase or continue to purchase the particular product. Demand for Midatech’s products may also decrease if competitor products are introduced with perceived advantages over Midatech’s products or product candidates, or governments amend their policies on limiting drug costs or reimbursement practice or other healthcare reform measures within public health provision or private insurance-based models. If a market fails to develop or develops more slowly than anticipated, Midatech may be unable to recover the costs it may have incurred in the development of particular products and may never achieve profitable revenues from that product. In addition, Midatech cannot guarantee that it will continue to identify, develop, manufacture or market its products if market conditions do not support the continuation of such product.

Midatech’s ability to generate revenues or profits from products originally licensed to DARA will be dependent upon successful operation of the dedicated sales force that is contractually provided to Midatech by a third party. Any challenges that may arise in connection with the ongoing operations of the dedicated sales force, or any failure of Midatech’s marketing strategy to achieve the desired results, could have a material adverse effect on Midatech’s financial condition, operating results and stock price.

In October 2013, DARA entered into an agreement with Alamo Pharma Services (“Alamo”) for a 20 person national sales team in the United States oncology market. Pursuant to the agreement and a shared sales force agreement with Mission Pharmacal (“Mission”), Alamo’s parent company, since January 2014 the Alamo sales team has promoted Soltamox (tamoxifen citrate) and Gelclair, as well as Mission’s Ferralet 90 (for anemia) and Aquoral (for cancer related dry mouth) and, beginning in the fourth quarter of 2015, Oravig (for oral candidiasis), all products acquired by Midatech in the DARA transaction. From the first quarter of 2016, Mission also started promoting Zuplenz (for nausea and vomiting), acquired by Midatech separately to the DARA transaction. Mission’s products are concurrently being promoted by Mission in other non-oncology related therapeutic markets and all are under patent protection throughout the term of the agreement. In March of 2015, DARA also entered into a co-promotion agreement with Mission to co-promote Oravig in the primary care market.

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

With the December 2015 acquisition of DARA, as well as the acquisition of Zuplenz, Midatech is in the early stage of its commercial operations and has only a limited operating history on which to base an evaluation of its current business and prospects. For example, Midatech’s sales and marketing organization is still relatively new and Midatech US has only recently established a national sales team. In order to market any products that may be approved by the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities, Midatech must build its sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. If Midatech is unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, it may not be able to generate product revenue and may not become profitable. Midatech will be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without an internal commercial organization or the support of a third party to perform sales and marketing functions, Midatech may be unable to compete successfully against these more established companies.

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

·
Zuplenz, the only FDA-approved oral soluble film indicated for moderately emetogenic chemotherapy-induced nausea and vomiting (“CINV”), radiotherapy-induced nausea and vomiting (“RINV”), and post-operative nausea and vomiting (“PONV”);

·	Gelclair, an FDA-cleared product indicated for the management and relief of pain due to oral mucositis;

·	Oravig, an orally dissolving buccal tablet approved for oral thrush; and

·	Soltamox, an FDA-approved oral liquid solution of tamoxifen citrate, for the prevention of breast cancer.

In addition, the Alamo sales team also co-promotes (with Mission) two Mission products, Ferralet 90 (for anemia) and Aquoral (for dry mouth).

Sales of Oravig in 2016 did not meet the level expected when the DARA business was acquired, resulting in an impairment as of December 31, 2016, for marketing and intangible product rights of £11.4 million. The market in which this product is sold is heavily genericized and Oravig has struggled to gain significant market share.

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

Currently enacted and future legislation in the United Kingdom, United States and other foreign jurisdictions may increase the difficulty and cost for Midatech to obtain marketing approval of and commercialize its products and product candidates and affect the prices it may obtain.

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

In the United Kingdom, the regulation of medicinal products derives from European Union legislation, particularly Directive 2001/83/EC on the European Community code relating to medicinal products for human use, and Regulation (EC) 726/2004 on the authorization and supervision of medicinal products and establishing the EMA. This legislation has been adopted in the United Kingdom by the Human Medicines Regulations 2012 (SI 2012/1916) and applied through the MHRA, which is the executive agency of the Department of Health implementing pharmaceutical legislation in the United Kingdom.  Accordingly, the terms of Brexit, which are negotiated between the United Kingdom and the European member states, may alter such regulation.

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

In March 2010, President Obama signed into law the Affordable Care Act. This law substantially changes the way healthcare is financed by both governmental and private insurers in the United States, and significantly impacts the pharmaceutical industry. The Affordable Care Act is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms. The Affordable Care Act expanded manufacturers’ rebate liability under the Medicaid program from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well; increased the minimum Medicaid rebate due for most innovator drugs in general from 15.1% of average manufacturer price to 23.1% of average manufacturer price; and capped the total rebate amount for innovator drugs at 100% of average manufacturer price. The Affordable Care Act and subsequent legislation also changed the definition of AMP. The Affordable Care Act requires pharmaceutical manufacturers of branded prescription drugs to pay a branded prescription drug fee to the federal government. Each such manufacturer pays a prorated share of the branded prescription drug fee of $3.0 billion in 2015, based on the dollar value of its branded prescription drug sales to certain federal programs identified in the law. Substantial new provisions affecting compliance have also been enacted, which may affect Midatech’s business practices with healthcare practitioners if its product candidates are approved and marketed in the United States. The Affordable Care Act also expanded the 340B program to include additional types of covered entities.  Final CMS regulations to implement the changes to the Medicaid drug rebate program under the Affordable Care Act became effective on April 1, 2016.  If not repealed or amended, it is likely that the Affordable Care Act will continue the pressure on pharmaceutical pricing, especially under the Medicare and Medicaid programs, and may also increase our regulatory burdens and operating costs.

President Trump and the United States Congress have proposed repealing and replacing the Affordable Care Act.  It remains to be seen, however, precisely what the new legislation would provide, when it will be enacted and what impact it will have on the availability of healthcare and containing of lowering the cost of healthcare.  Such reforms, however, could have an adverse effect on anticipated revenue from product candidates that Midatech may successfully develop and for which Midatech may obtain marketing approval and may affect Midatech’s overall financial condition and ability to develop or commercialize product candidates.  For example, President Trump and congressional leaders have expressed interest in repealing certain Affordable Care Act provisions and replacing them with alternatives that may be less costly and provide state Medicaid programs and private health plans more flexibility.  It is possible that these repeal and replacement initiatives, if enacted into law, could ultimately result in fewer individuals having health insurance coverage or in individuals having insurance coverage with less generous benefits.  The scope of potential future legislation to repeal and replace the Affordable Care Act provisions is highly uncertain in many respects, as is the effect of such future legislation on Midatech’s business and prospects.  It is possible that some of the Affordable Care Act provisions that generally are not favorable for the research-based pharmaceutical industry could also be repealed along with Affordable Care Act coverage expansion provisions.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. Beginning April 1, 2013, Medicare payments for all items and services, including drugs and biologics, were reduced by 2% under the sequestration (i.e., automatic spending reductions) required by the Budget Control Act of 2011, as amended by the American Taxpayer Relief Act of 2012. The Bipartisan Budget Act of 2013 extended the 2% reduction to 2023, and the Protecting Access to Medicare Act of 2014 extended the 2% reduction, on average, to 2025. If Congress does not take action in the future to modify these sequestrations, Medicare Part D plans could seek to reduce their negotiated prices for drugs.

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

In carrying out its activities, Midatech may potentially face contractual and statutory claims, or other types of claims from customers, suppliers and/or investors. In addition, Midatech is exposed to potential product liability risks that are inherent in the research, development, production and supply of its products. Subjects enrolled in Midatech’s clinical trials, consumers, healthcare providers or other persons administering or selling products based on Midatech’s and its collaborators’ technology may be able to bring claims against Midatech based on the use of such products. If Midatech cannot successfully defend itself against claims that its product candidates or products caused injuries, Midatech could incur substantial costs and liabilities. Irrespective of their merits or actual outcome, liability claims may result in:

·	decreased demand for any product candidates or product that Midatech may develop;

·	termination of clinical trial sites or entire trial programs;

·	significant negative media attention and injury to Midatech’s reputation;

·	withdrawal of clinical trial participants;

·	significant costs to defend the related litigation;

·	substantial monetary awards to trial subjects or patients;

·	loss of revenue;

·	diversion of management and scientific resources from Midatech’s business operations; and

·	the inability to commercialize any products that Midatech may develop.

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

Midatech participates in, and may expand through, joint ventures. There are certain risks associated with joint venture partners, including the risk that joint venture partners may:

·
have economic or business interests or goals that are inconsistent with those of Midatech and be in a position to take or influence actions contrary to Midatech’s interests and plans, which may create impasses on decisions and affect Midatech’s ability to implement its strategies;

·	veto proposals in respect of joint venture operations;

·	be unable or unwilling to fulfill their obligations under the joint venture or other agreements; or

·	experience financial or other difficulties.

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

Midatech completed a major upgrade of its infrastructure in Spain in September 2014 by integrating a separated sterile production unit within the manufacturing containment area. Through integrating the separated sterile production unit within the manufacturing facility, Midatech can produce clinical candidate compounds under sterile conditions, allowing Midatech to clinically test and evaluate candidate gold nanoparticles-based cancer therapies, which are administered by intravenous injection. A further upgrade was completed in December 2016 with the addition of a non-sterile production unit for Midatech’s sustained release products. The Spanish regulatory authority has inspected the manufacturing facility and has granted the required sterile production licenses and is due to issue an updated cGMP license for European compliance in respect of the sustained release production suite. If the Spanish regulatory authority were to revoke or fail to issue the requisite licenses, Midatech may need to outsource its requirements of the sterile production and cGMP manufacturing, which will increase Midatech’s reliance on third parties to manufacture the candidate compounds to the required standards, and will be therefore be at risk of underperformance and unforeseen interruptions, which could adversely affect Midatech’s business and financial performance.

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

·
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

·
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

·
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

·
the federal Physician Payment Sunshine Act, being implemented as the Open Payments Program, requires certain manufacturers of drugs, devices, biologics and medical supplies to engage in extensive tracking of payments and other transfers of value to physicians and teaching hospitals, including physician ownership and investment interests, and to publicly report such data. Pharmaceutical and biological manufacturers with products for which payment is available under Medicare, Medicaid or the State Children’s Health Insurance Program started tracking such payments in August 2013, and must submit a report on or before the 90th day of each calendar year disclosing reportable payments made in the previous calendar year; and

·
analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers. Several states also require pharmaceutical companies to report expenses relating to the marketing and promotion of pharmaceutical products in those states and to report gifts and payments to individual health care providers in those states. Some of these states also prohibit certain marketing-related activities, including the provision of gifts, meals, or other items to certain health care providers. In addition, several states require pharmaceutical companies to implement compliance programs or marketing codes.

Midatech, through Midatech US, has initiated participation in the federal Medicaid Rebate Program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs, in connection with the sale of Soltamox and would anticipate participating in these programs with respect to future pharmaceutical products, including Oravig and Zuplenz. Though to date invoices for rebates have not been material, under the Medicaid rebate program, Midatech anticipates paying a rebate to each state Medicaid program for its products that are reimbursed by those programs. Federal law requires that any company that participates in the Medicaid rebate program extend comparable discounts to qualified purchasers under the Public Health Service Act pharmaceutical pricing program, which requires Midatech to sell its products to certain customers at prices lower than Midatech otherwise might be able to charge. If products are made available to authorized users of the Federal Supply Schedule, additional pricing laws and requirements apply. Pharmaceutical companies have been prosecuted under federal and state false claims laws in connection with allegedly inaccurate information submitted to the Medicaid Rebate Program or for knowingly submitting or using allegedly inaccurate pricing information in connection with federal pricing and discount programs.

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

·	currency exchange rate fluctuations;

·	restrictions on repatriation of earnings;

·
efforts to develop an international sales, marketing and distribution organization, which may increase Midatech’s expenses, divert management’s attention from the acquisition or development of product candidates or cause it to forgo profitable licensing opportunities in these geographies;

·	unexpected changes in foreign laws and regulatory requirements, including pharmaceutical regulations;

·	difficulty of effective enforcement of contractual provisions in local jurisdictions;

·	inadequate intellectual property (including confidentiality) protection in foreign countries;

·	trade-protection measures, import or export licensing requirements and fines, penalties or suspension or revocation of export privileges; and

·	changes in a specific country’s or a region’s political or economic conditions, particularly in emerging markets.

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

One of the ways Midatech has grown its pipeline and business is through strategic acquisitions, such as its recent acquisition of DARA and the acquisition of Zuplenz from Galena Biopharma. Midatech may, from time to time, evaluate additional acquisition opportunities, and may, in the future, strategically make further acquisitions of, and investments in, businesses and technologies when it believes the opportunity is advantageous to its prospects. There can be no assurance that in the future Midatech will be able to find appropriate acquisitions or investments. In connection with these acquisitions or investments, Midatech may:

·	issue stock that would dilute its stockholders’ percentage of ownership;

·	incur debt and assume liabilities; and

·	incur amortization expenses related to intangible assets or incur large and immediate write-offs.

Midatech also may be unable to find suitable acquisition candidates and may not be able to complete acquisitions on favorable terms, if at all. If Midatech does complete an acquisition, this may not ultimately strengthen its competitive position or ensure that it will not be viewed negatively by customers, financial markets or investors. Further, acquisitions, including the acquisition of DARA, could also pose numerous additional risks to Midatech’s operations, including:

·	problems integrating the purchased business, products or technologies, including the failure to achieve the expected benefits and synergies;

·	increases to Midatech’s expenses;

·	the failure to have discovered undisclosed liabilities of the acquired asset or company;

·	diversion of management’s attention from their day-to-day responsibilities;

·	harm to Midatech’s operating results or financial condition;

·	entrance into markets in which Midatech has limited or no prior experience; and

·	potential loss of key employees, particularly those of the acquired entity.

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

Each Depositary Share represents two Ordinary Shares. A public market has only recently been established for the Depositary Shares and such a market may not be sustained. Both the United States and United Kingdom stock markets have experienced significant volatility, including in pharmaceutical and biotechnology stocks. In particular, the closing price of Midatech’s Ordinary Shares on the AIM Market of the London Stock Exchange (“AIM”) has fluctuated between £1.01 and £3.30 between December 8, 2014 and December 31, 2016, and the closing price of Midatech’s Depositary Shares on NASDAQ has fluctuated between $2.40 and $8.09 between December 7, 2015 and December 31, 2016. The volatility of pharmaceutical and biotechnology stocks does not often relate to the operating performance of the companies represented by the stock. Other price fluctuations are, or may be, directly attributable to financial performance.

Factors that could cause volatility in the market price of each Ordinary Share and the Depositary Shares include:
•	the progress of preclinical development, laboratory testing and clinical trials of Midatech’s product candidates;
•	the results from Midatech’s clinical programs and any future trials Midatech may conduct;
•	developments in the clinical trials of potentially similar competitive products;
•	EMA, FDA or international regulatory actions;
•	failure of any of Midatech’s product candidates, if approved, to achieve commercial success;
•	announcements of the introduction of new products by Midatech or its competitors;
•	developments concerning intellectual property rights;
•	litigation or public concern about the safety of Midatech’s products;
•	market research and comments by securities analysts;
•	actual and anticipated fluctuations in Midatech’s operating results;
•	deviations in Midatech’s operating results from the estimates of securities analysts;
•	rumors relating to Midatech or its competitors;
•	additions or departures of key personnel;
•	third party reimbursement policies;
•	Brexit and any resulting economic or currency volatility;
•	developments concerning current or future collaborations, strategic alliances, joint ventures or similar relationships; and
•	reviews of long-term values of Midatech’s assets, which could lead to impairment charges that could reduce Midatech’s earnings.

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

The market price of the Depositary Shares may not be identical, in United States dollar terms, to the market price of the Ordinary Shares.

While the market price of Depositary Shares typically fluctuates according to the market price of the Ordinary Shares and according to changes in the United States dollar and British pound sterling exchange rate, there is no guarantee that this relationship will be observed at all times, or at any time. The market price of Depositary Shares may differ from the market price of the Ordinary Shares in United States dollar terms for a number of reasons, including the relative liquidity of the Depositary Shares and Ordinary Shares.

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

Midatech is incorporated as a public limited company in England and Wales and the majority of Midatech’s assets are located outside the United States. In addition, all of the members of the Midatech Board of Directors are nationals and residents of countries, including the United Kingdom, outside of the United States. Most or all of the assets of these individuals are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe your rights have been infringed under the securities laws or otherwise. In addition, a United Kingdom court may prevent you from enforcing a judgment of a United States court against Midatech or these individuals based on the securities laws of the United States or any state thereof. A United Kingdom court may not allow you to bring an action against Midatech or its directors based on the securities laws of the United States or any state thereof.

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

As of December 31, 2016, Midatech had 48,699,456 Ordinary Shares outstanding, of which 3,826,756 Ordinary Shares were represented by 1,913,378 Depositary Shares. As of December 31, 2016, there were 3,017,773 Ordinary Shares issuable upon the exercise of outstanding warrants assumed by Midatech in connection with the acquisition of DARA, with a weighted average exercise price of $9.44 per share, and 322,685 Ordinary Shares issuable upon the exercise of outstanding options assumed by Midatech in connection with the acquisition of DARA, with a weighted average exercise price of $6.56 per share.

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

Midatech is exposed to risks related to currency exchange rates.

Midatech conducts a significant portion of its operations outside of the United Kingdom. Because Midatech uses the British pound sterling as its financial statement reporting currency, changes in currency exchange rates have had and could have a significant effect on its operating results when its operating results are translated from U.S. dollars or Euros into British pound sterling. Exchange rate fluctuations between local currencies and the British pound sterling create risk in several ways, including the following: weakening of the British pound sterling may increase the British pound sterling cost of overseas research and development expenses and the cost of sourced product components outside the United Kingdom; strengthening of the British pound sterling may decrease the value of Midatech’s revenues denominated in other currencies; the exchange rates on non-sterling transactions and cash deposits can distort Midatech’s financial results; and commercial pricing and profit margins are affected by currency fluctuations.  Future changes in currency exchange rates could have a material adverse effect on Midatech’s financial results.

Midatech is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its securities less attractive to investors.

Midatech is an “emerging growth company,” as defined under the Jumpstart Our Business Startups Act. Midatech will remain an “emerging growth company” for up to five years; provided, however, that if Midatech’s annual gross revenues exceed $1.0 billion, or its non-convertible debt issued within a three-year period or revenues exceeds $1 billion, or the market value of its common shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, Midatech would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, Midatech is not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), it has reduced disclosure obligations, including with regard to its financial statements and executive compensation, and it is exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In 2016 and 2015, Midatech identified material weaknesses in its internal control over financial reporting, and any failure by Midatech to maintain an effective system of internal controls or provide reliable financial and other information in the future, may cause investors to lose confidence in our financial statements and SEC filings and the market price of Midatech’s securities may be materially and adversely affected.

The Sarbanes-Oxley Act requires, among other things, that Midatech maintain effective internal controls for financial reporting and disclosure controls and procedures. Midatech is required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting. This assessment includes disclosures of any material weaknesses identified by management in its internal control over financial reporting.

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

In preparing our financial statements for the year ended December 31, 2016, Midatech and its independent registered public accounting firm identified the following material weakness in the effectiveness of its internal controls over financial reporting:

•
The incorrect presentation of credits for product returns, rebates, discounts and other incentives based on sales price throughout 2016 as part of cost of sales as opposed to being shown as deductions from revenue.

In the case of this material weakness, Midatech had incorrectly mapped such amounts from our trial balance to our financial statements as cost of sales instead of as a reduction of revenues, and we did not prevent this error from being recorded and nor did we detect it after it had occurred.

In addition to the material weaknesses described above, Midatech also disclosed a material weakness in its Annual Report on Form 20-F for the year ended December 31, 2015 related to the accounting treatment for a non-routine, complex transaction relating to the fair value of share options and warrants assumed by Midatech being required to be treated as a derivative financial liability rather than as an equity instrument. The assumption of these options and warrants was associated with the acquisition of DARA.  Midatech believes this weakness has been appropriately remediated in fiscal 2016.

Although Midatech has instituted remedial measures to address the material weaknesses identified and to continually review and evaluate its internal control systems to allow management to report on the sufficiency of our internal control over financial reporting, Midatech cannot assure you that it will not discover additional weaknesses in its internal control over financial reporting. Any such additional weaknesses or failure to adequately remediate any existing weakness could materially and adversely affect Midatech’s financial condition and results of operations, as well as Midatech’s ability to accurately report its financial condition and results of operations in a timely and reliable manner.

Additionally, the material weaknesses described above, or other material weaknesses or significant deficiencies Midatech may become aware of in the future, could result in Midatech determining that its controls and procedures are not effective in future periods or could result in a material misstatement of the consolidated financial statements that would not be prevented or detected.

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

Overview

Midatech was originally formed as a limited liability company under the laws of England and Wales in 2000 under the name Midatech Limited. Midatech Limited acquired its base nanoparticle technology through an assignment of worldwide commercialization rights and joint ownership of patent rights from the Consejo Superior de Investigaciones Cientificas (“CSIC”) in Madrid, Spain. Midatech Limited subsequently advanced and developed this gold nanoparticle (“GNP”) platform technology to enhance the delivery of medicines in major therapeutic indications where clinical therapeutic options are limited, with a particular focus on certain cancers such as liver and brain (glioblastoma).

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

On December 4, 2015, Midatech acquired DARA and its subsidiaries pursuant to an Agreement and Plan of Merger entered into on June 4, 2015. As a result, DARA became a wholly owned subsidiary of Midatech, and was subsequently renamed Midatech US. For more information, see “Item 4.B - Business Overview-Acquisition of DARA BioSciences.”

On December 24, 2015, Midatech acquired Zuplenz® (ondansetron) Oral Soluble Film (“Zuplenz”), a marketed anti-emetic oral soluble film from Galena Biopharma, Inc. for the prevention of chemotherapy-induced nausea and vomiting, radiotherapy-induced nausea and vomiting, and post-operative nausea and vomiting. Midatech paid total up front consideration of $3.75 million in cash, with further cash payments, totaling up to $26 million, becoming payable if quarterly sales in calendar years 2016 and 2017 and annual sales from 2018 to 2022 exceed specified target sales relating to Zuplenz. For 2016, this resulted in a charge to the income statement of £0.19 million.  For more information, see “Item 4.B - Business Overview-Acquisition of Zuplenz.”

Midatech’s principal executive office and registered offices are located at 65 Innovation Drive, Milton Park, Abingdon, Oxfordshire, United Kingdom OX14 4RQ and its telephone number is +44 (0)1235 888 300. Midatech’s corporate website is located at www.midatechpharma.com. Information contained on Midatech’s website is not part of, or incorporated in, this annual report. Midatech’s authorized representative in the United States is David Benharris, President of Midatech US. Midatech’s agent for service in the United States is Midatech US, located at 8601 Six Forks Road, Suite 160, Raleigh, North Carolina 27615. Midatech’s Ordinary Shares are traded on AIM, a market operated by the London Stock Exchange plc, under the symbol “MTPH,” and its Depositary Shares are traded on the NASDAQ Capital Market under the symbol “MTP.”

Capital Expenditures

Our capital expenditures amounted to £1.37 million, £1.02 million, and £1.03 million for the years ended December 31, 2016, 2015 and 2014, respectively.

 For the year ended December 31, 2016, the Group’s principal capital expenditures related to investment in the Group’s sustained release technology:

•	further expansion of the Group’s manufacturing facilities in Bilbao, Spain to enable the manufacture of material based around the Group’s sustained release technology costing £0.85 million; and
•	additional equipment purchased for the Group’s sustained release development facility, costing £0.24 million.
Capital expenditure in the year ended December 31, 2015 included expenditures on three significant programs:

•	the fit-out and equipping of new laboratory and office facilities at the Group’s headquarters facility near Oxford, United Kingdom, costing £0.42 million;

•	an upgrade of the Group’s information technology infrastructure, including the acquisition of a new accounting and enterprise resource planning software, costing £0.14 million; and

•	ongoing development of commercial scale manufacturing equipment for the Group’s sustained release technology, costing £0.18 million.
For the year ended December 31, 2014, the principal expenditure related to an upgrade to the Group’s manufacturing facilities in Bilbao, Spain to enable the manufacture of sterile material, based around the Group’s gold nanoparticle technology, for use in human clinical studies.

B.	Business Overview

Business Overview

Overview. Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas. Midatech’s strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Company’s research and development activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release delivery platform and our proprietary GNP platform technology.  Midatech is commercializing oncology treatment and supportive care products through its United States commercial organization, Midatech US. In Europe, Midatech is advancing a pipeline of novel clinical and pre-clinical product candidates based on GNP and sustained release delivery platform technology, through its fully integrated research and development capabilities, with a clear focus on its primary therapeutic area of rare cancers.

Midatech’s two platform technologies are designed to enable targeted delivery and sustained release of existing therapeutic drugs to the “right place” at the “right time.”  Midatech’s core technology platform is based on a patented form of GNPs, which are developed with the aim of repurposing and improving key parameters of existing and new drugs. This may optimize their distribution, and enable targeting of individual cell types with specific targeting agents to safely deliver a therapeutic payload into the cell. Midatech believes that the GNP platform has potential uses in multiple disease areas including oncology, immunology/auto-immunology and neurology.

Midatech’s secondary platform of patented sustained release technology (acquired through its acquisition of Q Chip Limited, a company incorporated under the laws of England and Wales, and since renamed Midatech Pharma (Wales) Limited (“Midatech Wales”)), involves the consistent and precise encapsulation of active drug compounds within polymer microspheres. The microspheres are designed to release the active drug compound into the body in a highly controlled manner over a prolonged period of time. Midatech believes that sustained release technology can provide the required capacity to sustain the optimal range of drug concentrations, which has wide medical applicability with diverse pharmaceutically active molecules.

Midatech has previously invested a significant portion of its efforts and financial resources in the development of its transbuccal insulin delivery program, which delivered insulin to patients through the mouth.  The program entered Phase IIa clinical trials in July 2015.  Based on negative results from this clinical study, Midatech and its joint venture partner, MonoSol RX, do not plan on pursuing further development of the transbuccal insulin delivery system. This oral delivery system was a novel and unique application of Midatech’s GNP technology and is not used in Midatech’s other GNP programs; all of Midatech’s other GNP programs are delivered via injection.

Midatech has recently refocused its cancer programs to prioritize potential treatments for liver and brain cancers, both of which are orphan conditions.  Midatech previously explored using its GNP platform technology in the treatment of other non-orphan cancer conditions, including ovarian cancer, however Midatech believes that a focus on fewer, more promising programs, could maximize the possibility of its products successfully being brought to market, though no assurance can be made of this.

Midatech US. On December 4, 2015, Midatech completed the acquisition of DARA BioSciences, Inc., now Midatech US. Midatech US is a specialty pharmaceutical company primarily focused on the commercialization of oncology treatment and supportive care pharmaceutical products. The strategic acquisition of Midatech US provides Midatech with a commercial arm in the United States (including a field sales organization, with access to a portfolio of products and a revenue stream in Midatech’s targeted therapeutic area of oncology. Midatech US holds exclusive U.S. marketing rights to Soltamox® (tamoxifen citrate) oral solution, which has been approved by the FDA for the prevention and treatment of breast cancer, Gelclair® oral rinse gel, a FDA-cleared oral gel, whose key ingredients are sodium hyaluronate and polyvinylpyrrolidone, for the treatment of certain approved indications in the United States, including the management of pain due to oral mucositis, and Oravig® (miconazole). Midatech US licensed the United States rights to Soltamox from United Kingdom-based Rosemont Pharmaceuticals, Ltd, a United Kingdom-based manufacturer and a subsidiary of Perrigo Company plc, Gelclair from the Helsinn Group (“Helsinn”) in Switzerland, and Oravig from Onxeo S.A. (“Onxeo”) in France.

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

On March 9, 2015, DARA entered into a commercialization agreement with Onxeo, giving DARA the exclusive, sublicensable, rights to distribute, promote, market and sell Oravig® in the United States as well as the right to seek regulatory approval for Oravig in Canada. Oravig is the first and only orally-dissolving buccal tablet approved for oral thrush. Oravig was launched in the fourth quarter of 2015. At the same time that DARA acquired the exclusive rights to Oravig from Onxeo, it entered into a co-promotion agreement with Mission for Mission to exclusively promote Oravig in the primary care market. Mission will utilize their existing primary care sales force to promote the product within that market segment. In consideration for receiving the exclusive rights to Oravig, Midatech US will make certain milestone payments of defined sales thresholds.

Products and Collaborations. Midatech is currently commercializing the following oncology treatment and supportive care products through Midatech US:

•	Zuplenz® (ondansetron) Oral Soluble Film, the only FDA-approved oral soluble film indicated for CINV, RONV and PONV;
•	Gelclair® bioadherent oral gel, an FDA-cleared product indicated for the management and relief of pain due to oral mucositis;
•	Oravig® (miconazole), an orally dissolving buccal tablet approved for oral thrush;
•	Soltamox®, an FDA-approved oral liquid solution of tamoxifen citrate, for the prevention of breast cancer;
•	Ferralet® 90, a prescription iron supplement indicated for the treatment of all anemias that are responsive to oral iron therapy (co-promoted with Mission Pharmacal); and
•	Aquoral, an artificial saliva spray that is intended to provide relief from chemotherapy/radiation therapy induced dry mouth (co-promoted with Mission Pharmacal).

Midatech acquired certain assets related to Zuplenz® (ondansetron) Oral Soluble Film from Galena Biopharma, Inc. (“Galena”) in December 2015, adding an attractive and complementary approved product to its commercial platform.

In Europe, Midatech is advancing a pipeline of clinical and preclinical product candidates based on its two proprietary drug delivery platforms, GNP platform technology and sustained release delivery platforms, with a principal focus on the key therapeutic area of cancer.

Midatech is collaborating with a number of universities, specialty and major pharmaceutical companies to develop its platform technologies into a broad number of products in order to achieve a range of potential revenue opportunities. Collaboration partners include pharmaceutical and biotechnology companies and the Dana-Farber Cancer Institute (an affiliate of Harvard Medical School).

Intellectual Property. Midatech has developed a strong intellectual property base and has a wide intellectual property portfolio of 77 granted patents, 81 applications in process and 35 patent families (a set of patents to protect a single invention in various countries (“Patent Families”)) covering a range of diverse technologies. Midatech operates an in-house current Good Manufacturing Practice (“cGMP”, a US Food and Drug Administration (“FDA”) quality control regulation) nanoparticle manufacturing facility in Bilbao, Spain, which aids in the rapid execution of projects and the retention of control over manufacturing quality, reducing any possible reliance on external manufacturing partners. The site currently has sufficient capacity for manufacturing materials for volumes required in clinical trials, and is undergoing investment to scale-up its production capability for Midatech’s lead development product, Q-Octreotide.

Revenue. The commercial operations of Midatech US were incorporated into the Midatech results from December 4, 2015, the date of the completion of Midatech’s acquisition of DARA. Prior to this, all of Midatech’s revenue comprised income from research and development contracts and grants. Such income is recognized as revenue in the accounting period in which a particular milestone was achieved. Prior to the acquisition of DARA, modest historic revenues meant that no meaningful geographic segmentation could be drawn from the revenues achieved during each period. For 2015 and 2016, all revenue from Midatech US is attributed to the United States market.
	Year ended December 31,
(£’s in thousands)	2016	2015	2014
Revenue (United States)	5,850	677	--
Revenue (Europe) (1)	526	98	25
Grant revenue (2)	547	600	132
Total Revenue	6,923	1,375	157

_______________

(1)	Including the United Kingdom.

(2)	Grant revenue is not analyzed by geography.

Recent Developments

On February 23, 2017, Midatech, Midatech Ltd., Midatech Wales, and Midatech US, as the original borrowers and original guarantors, and Silicon Valley Bank, entered into a senior secured £6.0 million loan agreement (the “Loan Agreement”). Upon entry into the Loan Agreement, the borrowers are entitled to receive an initial tranche of £2.0 million, which has not yet been drawn-down.  Two additional conditional tranches of £2.0 million each will become available on achievement of certain clinical development milestones.  Borrowings under the Loan Agreement will bear interest at a rate equal to the Bank of England’s base rate of interest (provided that if the rate is less than 0.25%, it shall be deemed to be 0.25%), plus 7.25% per annum.  The loans received under the Loan Agreement mature on June 20, 2020. Subject to the terms and conditions of the Loan Agreement, if the borrowers may prepay any portion of the amounts outstanding under the Loan Agreement, it will incur prepayment fees as follows:

•
If the prepayment occurs on or prior to the first anniversary of the date of the initial credit extension, the borrowers must pay to the bank a fee of 3% of the total amount outstanding under the Loan Agreement;

•
If the prepayment occurs after the first anniversary, but prior to the second anniversary, of the date of the initial credit extension, the borrowers must pay to the bank a fee of 2% of the total amount outstanding under the Loan Agreement; and

•
If the prepayment occurs at any time following the second anniversary of the initial credit extension, the borrowers must pay to the bank a fee of 1% of the total amount outstanding under the Loan Agreement.

The original guarantors have guaranteed the borrowers’ and guarantors’ performance under the Loan Agreement and have also agreed to indemnify the Bank against any cost, loss or liability it incurs as a result of any borrower not paying any amount due under the Loan Agreement.  As collateral for the Loan Agreement, the borrowers and guarantors have pledged and granted to Silicon Valley Bank a lien on all of each such entity’s property, rights, assets and revenues.  See Note 34 to Midatech’s consolidated financial statements for the year ended December 31, 2016 for more information.

Midatech’s Strategy

Midatech’s business and commercialization strategy is based on maturing its technology platforms with a clear focus on its key therapeutic area of oncology, along with strategic late stage product focused acquisitions. Together, these are expected to drive a commercial pipeline of products with improved essential parameters, over and above the currently marketed source compound, including safety, tolerability, efficacy and compliance profiles.  Midatech believes that its management team has significant industry and technical experience and is highly capable of and committed to building the value of Midatech.

As noted above, Midatech has recently refocused its cancer programs to prioritize potential treatments for liver and brain cancers, both of which are orphan conditions.  Midatech previously explored using its GNP platform technology in the treatment of other non-orphan cancer conditions, including ovarian cancer, however Midatech believes that a focus on fewer, more promising programs, could maximize the possibility of its products successfully being brought to market, though no assurance can be made of this.

Midatech’s business model has four components:

•	In-House Products. Development and commercialization of products is done in-house without engaging partners to support the product. This applies particularly to oncology applications.

•	Partner Products. Development and commercialization of Midatech’s partner-supported and licensed products where such programs can bring added value.

•
Acquisitions. Acquisitions of later stage, strategic opportunities with complementary focused portfolios, such as DARA; or complementary technologies that are synergistic to that of Midatech, accelerate revenue, and are value accretive.

•	Establish Worldwide Commercial Organization. Build on to Midatech’s United States commercial operations and establish a European commercial organization upon approval of its own product candidates.

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

•
Partner Licensing and Royalty Deals. In the period from 2016 to 2018, revenue growth is anticipated to be supported by licensing transactions from those partnerships outlined herein, as well as new potential partnerships, with possible product royalties realized from 2018 to 2019.

•
In-House Products Commercialization. In the third stage of Midatech’s evolution, expected to be from 2018 to 2019, Midatech’s own products are anticipated to reach market in the specialized orphan sector, and Midatech’s commercial sales organization to be deployed initially in the United States and then potentially in Europe, to drive sales and revenue growth from Midatech’s own product launches.

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

In oncology, Midatech believes that it has the opportunity to leverage its own commercial capabilities in the United States and roll out a similar infrastructure in Europe around the market entry of its orphan oncology program products. Midatech believes that the acquisitions of Zuplenz and DARA will accelerate its progress towards achieving this objective. These products require small, dedicated specialty pharmaceutical sales forces. Midatech will also look for further in-licensing acquisition opportunities to grow revenues in this sector.

Midatech is also engaged in other therapeutic areas including ophthalmology, where potential opportunities for commercialization will focus on products for the treatment of uveitis and other conditions of the eye. Midatech aims to achieve this through partnerships with leading specialty pharmaceutical companies and academic institutions, where Midatech would seek to earn license payments, manufacturing revenue and royalties.

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

GNP Drug Conjugate Technology

Midatech’s core primary platform technology is based on GNP drug conjugates, a class of carbohydrate-coated GNPs. These nanoparticles may be used to improve key parameters when bound to existing and new drugs, target individual cell types with specific targeting agents and deliver a therapeutic payload in the cell, all while helping to ensure this can be achieved safely.

GNPs are comprised of a core of gold metal atoms to which an organic layer of carbohydrates (such as glucose, galactose or lactose) are attached via gold-sulphur bonds. The carbohydrate layer stabilizes the metallic core (passivation) and makes the particle both water-soluble and biocompatible. During the self-formation process, linkers for agents-both small molecules (such as chemotherapeutics and other existing therapies) and peptides (such as insulin and other amino acid sequences)-are attached to the gold core, interspaced between the carbohydrates, and attached to the active agent. This process involves intricate yet controlled synthesis that produces multi-component particles that may deliver multiple molecules of a drug to the targeted site.

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

Sustained Release Technology

Midatech’s secondary technology platform (acquired through Midatech Wales) includes precisely and consistently manufactured, sustained release technology which may enable active drug compounds to be released into the body in a highly controlled manner over a prolonged period of time, from a number of weeks to three months, and potentially longer. The sustained release technology encapsulates active drug compounds within polymer micro spheres. Each micro sphere is between 30-70µm in size (by way of example, the width of the average human hair is approximately 80µm), with scope to reduce the size through minor modifications to the technology. Each microsphere is manufactured individually in a consistent, semi-continuous flow process which enables the precise engineering of microsphere characteristics such as the surface porosity and internal morphology. Such characteristics impact the release profile in a predictable way. Release of the active drug compound occurs by controlled hydrolysis of the polymer.

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

Preliminary tests indicate that the GNP characteristics are compatible with delivery using the microspheres and Midatech will continue to test and develop the combined technology for selected opportunities. In parallel, Midatech will continue its strategy of developing its portfolio of products for each technology on a stand-alone basis for commercialization and value-accretion.

Commercial Stage Products

In connection with the acquisition of DARA, Midatech, through Midatech US, has an exclusive license to Soltamox and Oravig, an exclusive license to distribute, promote and market Gelclair, and a marketing agreement to co-promote two Mission products: Ferralet 90 and Aquoral. In addition, Midatech also holds the exclusive license to Zuplenz.

Oravig

Oravig® (miconazole) is an FDA-approved prescription drug. Oravig is an azole antifungal indicated for the local treatment of oropharyngeal candidiasis in adults. Oravig is the first and only orally-dissolving buccal tablet approved for oral thrush in adults, which is associated with radiotherapy, chemotherapy and human immunodeficiency virus patients.  Oravig was launched by Midatech US in the fourth quarter of 2015.

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

Oravig is part of a heavily-genericized product market.  Due to underperformance of Oravig during the year ended December 31, 2016, particularly in the latter part of 2016, in comparison with forecasted sales at the time of the acquisition of DARA, an impairment charge of £11.41 million was recorded in relation to product and marketing rights in the year ended December 31, 2016.

Gelclair

In 2012, DARA entered into a distribution and license agreement with Helsinn. DARA was granted an exclusive license to distribute, promote, market and sell Gelclair for the management and relief of pain due to all approved indications in the United States. Gelclair, a unique oral gel whose key ingredients are polyvinlypyrrolidone (PVP) and sodium hyaluronate (hyaluronic acid), is an FDA-cleared product indicated for the management of pain and relief of pain arising from oral lesions of various etiologies, including oral mucositis/stomatitis (caused by chemotherapy or radiation therapy) irritation due to oral surgery, traumatic ulcers caused by braces or ill-fitting dentures, disease and diffuse aphthous ulcers. Gelclair is protected by a United States issued patent which expires in 2021. Under the license agreement with Helsinn, Midatech US may be obligated to meet minimum sales thresholds during the ten-year term. DARA launched Gelclair in the United States in April 2013.

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

The active pharmaceutical ingredient in Zuplenz, ondansetron, is used to prevent nausea and vomiting caused by cancer chemotherapy, radiation therapy, and surgery. Ondansetron belongs to a class of medications called serotonin 5-HT3 receptor antagonists and works by blocking the action of serotonin, a natural substance that may cause nausea and vomiting. Zuplenz utilizes MonoSol’s proprietary PharmFilm® technology, an oral soluble film that dissolves on the tongue in less than thirty seconds. This rapidly dissolving, oral soluble film eliminates the burden of swallowing pills during periods of emesis and in cases of oral irritation, therefore potentially increasing patient adherence and reducing emergency room visits and hospitalization due to a lack of patient compliance or the patient’s inability to keep the medication down without vomiting. Zuplenz is supplied in both 4 mg and 8 mg ondansetron doses with a safety profile equivalent to other products in the class. Zuplenz has issued and pending United States patent applications with an anticipated expiration date of 2029.

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

Soltamox is used primarily for the chronic treatment of breast cancer or for cancer prevention in certain susceptible breast cancer subgroups. The National Cancer Institute (“NCI”) estimated that in 2016, 246,660 women would be diagnosed with breast cancer and 40,450 women would die as a result of the disease. Tamoxifen therapy is currently indicated by the FDA for breast cancer patients for five years. The FDA requires a Boxed Warning on all tamoxifen products, including Soltamox, presenting significant risk information on uterine malignances, stroke and pulmonary embolism. This warning can be found in the full Soltamox prescribing information at www.soltamox.com.

Midatech US is party to an exclusive license and distribution agreement with Rosemont Pharmaceuticals, Ltd. (“Rosemont”), a United Kingdom-based oral liquids specialty pharmaceutical company and a subsidiary of Perrigo Company plc, for rights to market Soltamox in the United States. Soltamox was launched by DARA in the United States in the fourth quarter of 2012. Previously, Soltamox was marketed only in the United Kingdom and Ireland by Rosemont. Soltamox is protected by a United States issued patent which expires in June 2018. Under the license agreement with Rosemont, Midatech US is obligated to maintain minimum annual purchases of the product through 2018.

Product Candidates

Midatech is currently focused on research and development in a number of therapeutic areas to which its two technology platforms (GNP drug conjugates and sustained release) are being applied: oncology and neuroscience, including ophthalmology. The following summarizes the status of Midatech’s product candidates.

GNP Drug Conjugates

Oncology

Overview. Midatech is pursuing improved forms of cancer therapy based on combining chemotherapeutic medicines with tumor-targeting molecules or peptides on the same nanoparticle-based conjugate. The aim is to allow highly toxic drugs to be specifically targeted to, and delivered at, the tumor cells while sparing normal tissue, thereby reducing side effects and enhancing efficacy. At present, Midatech is focusing on development of drug candidates for liver hepatocellular carcinoma and brain glioblastoma multiform cancer. Other cancers are continually being researched, including skin squamous cell carcinoma.  Treatment for squamous cell carcinoma is currently in feasibility testing in laboratory-based studies to evaluate skin permeation of GNPs.  Midatech intends to complete the feasibility testing to study the optimal GNP-drug construct, before potentially advancing to animal models.  Product candidate testing and selection for human evaluation could occur thereafter during 2017.

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

Research and Development Activities. Since the middle of 2013, Midatech has increasingly focused research and development activities, principally on liver and brain cancer. GNP drug conjugates are being developed and evaluated for targeting and cytotoxic potential. A lead candidate for brain glioblastoma multiform cancer was identified based on in vitro and in vivo work during 2016, with formal Investigational New Drug (“IND”) enabling programs for finally selected constructs expected to commence during 2017.  In November of 2016, Midatech announced that it had selected a wholly owned candidate compound for treatment of liver hepatocellular carcinoma, with IND enabling programs scheduled to being in 2017, followed by human studies planned for 2018.

For brain cancer, Midatech GNPs are being evaluated for their ability to take targeting and therapeutic agents across the Blood Brain Barrier (“BBB”) when agents are administered intravenously. In addition to this systemic approach, Midatech is actively pursuing local delivery directly into the tumor through a technique referred to as Convection Enhanced Delivery (“CED”). CED bypasses the BBB and delivers therapeutic constructs directly into the tumor via a series of catheters fixed into the substance of the tumors. In February 2016, Midatech conducted a first experimental research treatment on a compassionate use basis in a child diagnosed with diffuse interstitial pontine glioma, a rare childhood tumor, and a second child was dosed in May 2016. The treatment used a non-GNP product formulated by Midatech to be water soluble.

Midatech anticipates applying for regulatory submission including Treatment IND registration for the treatment of critically ill patients in the United States from 2017 onwards.

Further research and development activities are underway by Midatech in relation to sustained release technology for the treatment of cancer, as described herein.

 Immunotherapy

Midatech is also conducting research using its GNP technology, chemically linked to molecules of self-peptide or small antigen, as an enabling platform to boost the potential of an Antigen Specific Immunotherapy (“ASI”) administered antigen to generate a tolerogenic rather than immunogenic response.  Such a response could lead to a much improved safety profile, and potential use in disease prevention and children, because ASI does not compromise the immune system. Antigen bearing GNPs when delivered into the skin appear to preferentially target specific immune cells, can migrate into the epidermis where there is a very high concentration of these specific immune cells (a property not seen with larger nanoparticles), and can distribute rapidly to lymphoid tissues around the body. It appears that the GNPs can be immunotolerogenic or immunostimulatory depending on what motifs are attached to them.  Midatech’s research and development in this area is still in the early stages, but with support from a European Union program grant, Midatech is exploring the potential of small GNPs to enhance the efficacy of ASI. Discovery, preclinical and toxicology work was conducted between 2012 and 2015, and the program commenced a “first-in-human” study during 2016 in the United Kingdom and Sweden, with trial results expected in 2017. This study has been approved by MHRA, and MPA approval is pending.
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

Markets of focus for such preparations include oncology, endocrinology and neuroscience, and also ophthalmology. Sustained release programs are underway in:

•
Oncology and Endocrinology-a lead program in acromegaly, an endocrine disorder in which the body produces too much growth hormone, and a second program in carcinoid syndrome, an oncologic disorder of neuro-endocrine tumors; and

•	Ophthalmology-in uveitis (inflammation of the eye).

Research and Development Activities. Midatech’s ongoing development program with regard to its sustained release technology is as follows:

•
Acromegaly and Carcinoid Syndrome. Octreotide is an existing, immediate-release injection product used to decrease the production of growth hormone in people suffering acromegaly. It is also the most important form of treatment for carcinoid syndrome that occurs with carcinoid tumors (hormone producing cell tumors in the body). Midatech is looking to develop a sustained release version of this product, called “Q-Octreotide” that will compete with the market leader Sandostatin (marketed by Novartis). This project is undergoing a final formulation optimization and in vivo studies, and is expected to commence a Phase I pharmacokinetic trial in humans in the first half of 2017. This may then lead to potential filings in 2017 and subsequent product sales in the United States and Europe in 2018 or 2019, depending on clinical trial outcomes. Midatech will look to partner this program in the Acromegaly indication prior to commercialization.

•
Uveitis. Uveitis is an inflammatory process affecting the iris, the ciliary body, the choroid layer or all or part of these structures of the eye. Significant vision loss can occur in up to 35% of children and adults with uveitis and total blindness as a result of uveitis accounts for 10% to 15% of all cases. Cyclosporine is an immunosuppressant compound that is marketed by Allergan for use of chronic dry eye syndromes. Current treatments for uveitis such as systemic or local immunosuppressants and corticosteroids have limited efficacy and poor side effect profile. A treatment that permanently controls inflammation, with a good short- and long-term safety profile, has yet to be developed. Midatech is pursuing in-house development of “Q-Cyclosporin” sustained release treatment for uveitis. This internally funded project is in its formulation phase and is anticipated to reach clinical stage in the second half of 2017. Midatech will look to partner this program prior to the clinical development phase which is likely to be conducted through Phase Ib and Phase II studies, with marketing authorization filings potentially being approved in 2019.

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

As of the December 31, 2016, Midatech has accomplished all of the above milestones other than milestone related to the sale of products, and may therefore request that the relevant patents are assigned to it.

Midatech Limited is under an obligation to pay the following royalties to CSIC in prescribed circumstances following the commercialization of the relevant intellectual property:

Cumulative Sales Amount	Royalty
Net Sales to €1 million	6%
Net Sales between €1 million and €9,999,999	5%
Net Sales between €10 million and €99,999,999	4%
Net Sales €100 million and above	3%

As of December 31, 2016, no royalties have been due or payable to CSIC.

Either party may terminate the agreement upon the insolvency of the other party or a material breach that is not remedied within 30 days’ notice.

Zuplenz Licensing Agreements. Pursuant to the terms of that certain Asset Purchase Agreement dated December 17, 2015, by and between Midatech and Galena, Midatech acquired all of Galena’s rights and obligations under that certain License and Supply Agreement (the “MonoSol License Agreement”) dated July 14, 2014, by and between Galena and MonoSol (as amended by that certain License and Supply Transfer Agreement dated December 16, 2015 (the “Amendment”)), as well as certain other assets and contracts related to Zuplenz® (ondansetron) Oral Soluble Film. Pursuant to the terms of these agreements, Midatech has licensed from MonoSol all United States commercial rights to Zuplenz, a product approved by the FDA in adult patients for the prevention of highly and moderately emetogenic CINV, RINV, and PONV. Zuplenz is also approved for pediatric patients with moderately emetogenic CINV. Under the terms of the License and Supply Agreement, Midatech has also received all rights to the New Drug Application for Zuplenz and assumed responsibility for the commercialization of Zuplenz and for all regulatory and reporting matters in the United States Additionally, Midatech has agreed that, until net sales of Zuplenz exceed a specified minimum amount or a competing product has been approved by the FDA and is placed into the market for sale, Midatech will maintain a specified minimum number of field sales force personnel on specified terms. The minimum number of field sales force personnel was reduced pursuant to the Amendment. Under the MonoSol License Agreement, MonoSol has the exclusive right to supply all of Midatech’s requirements for Zuplenz, subject to certain conditions.

Upon entry into the Asset Purchase Agreement, Midatech paid Galena $3,750,000. Midatech also agreed to pay to Galena up to an aggregate of $26 million, consisting of four one-time payments related to quarterly sales achieved in calendar years 2016 and 2017 and annual sales achieved from 2018 to 2022 exceeding specified target sales. As at December 31, 2016, no sales threshold had been achieved. As Midatech is now responsible for certain of Galena’s obligations under the MonoSol License Agreement, Midatech is required to pay to MonoSol $250,000 within 30 days after MonoSol’s payment of applicable fees relating to the notice of allowance by the United States Patent and Trademark Office of a United States patent with composition claims covering Zuplenz that extend beyond 2028, as well as a double-digit royalty on future net sales of Zuplenz.

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

Agreements Related to Midatech US

Helsinn Distribution and Licence Agreement. On September 7, 2012, DARA entered into a Distribution and Licence Agreement (the “Licence Agreement”) with Helsinn Healthcare SA (“Helsinn”), pursuant to which Helsinn granted DARA an exclusive license to distribute, promote, market and sell Gelclair® for the management and relief of pain due to all approved indications in the United States. Pursuant to the December 4, 2015 merger with DARA, Midatech US has assumed all of DARA’s rights and obligations under the Licence Agreement. Under the terms of the Licence Agreement, if Helsinn develops Gelclair for an additional indication in the United States, Midatech US has the first right to negotiate the terms to allow it to distribute, promote, market and sell Gelclair for that indication. Helsinn is responsible for the manufacturing and supply of Gelclair to Midatech based on mutually agreed upon forecasts and purchase orders from Midatech.

Under the terms of the Licence Agreement, Midatech US is required to make continuing royalty payments in the low double digits based on net sales. Midatech US must make an additional six-figure payment if certain cumulative sales target are reached. In addition, if Gelclair is further developed for certain additional indications, Midatech must make an additional six-figure payment to Helsinn.

The Licence Agreement will remain in effect until September 7, 2022, unless terminated earlier or extended. Either party may terminate the Licence Agreement at any time upon breach or bankruptcy of the other party. In addition, Helsinn may choose to terminate the Licence Agreement if Midatech US fails to meet certain minimum annual sales requirements.

Alamo Master Service Agreement. On October 25, 2013, DARA entered into a Master Service Agreement (the “Service Agreement”) with Alamo Pharma Services, Inc. (“Alamo”), pursuant to which Alamo provides Midatech US with a dedicated national sales team of 20 sales representatives to promote its commercial products. The initial term of the Service Agreement was for three years, subject to certain conditions, and the Service Agreement automatically renews in one year increments unless either party provides 60 days’ notice of termination. The Service Agreement contains standard termination provisions that allow either party to terminate the Service Agreement upon the other party’s material beach, bankruptcy or if the other party is debarred from federal contracting or is a “sanctioned entity,” as such term is described in the Service Agreement, or upon prior written notice for convenience. In addition, Alamo may terminate if Midatech US fails to make timely payments.

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

Onxeo Commercialization Agreement. On March 9, 2015, DARA entered into a commercialization agreement (the “Commercialization Agreement”) with Onxeo S.A. (“Onxeo”), giving DARA the exclusive, sublicensable, rights to distribute, promote, market and sell Oravig®, in the United States as well as the right to seek regulatory approval for Oravig in Canada with the resulting exclusive, sublicensable rights to distribute, promote, market and sell Oravig there. Onxeo also transferred to DARA the NDA for Oravig. Oravig is the first and only orally dissolving buccal tablet approved for oral thrush in adults, and it was launched by DARA in the United States in the fourth quarter of 2015. Midatech US has assumed DARA’s rights and obligations under the Commercialization Agreement. Pursuant to the terms of the Commercialization Agreement and related supply agreement, Onxeo supplies Oravig to Midatech US.

Under the terms of the Commercialization Agreement, Midatech is required to make certain milestone payments based on Midatech US’s achievement of certain net sales of Oravig. If Midatech enters into any agreement or sublicense with a third-party to commercialize or promote Oravig and if Midatech receives any upfront, milestone or similar amount from its co-promotion partner, Midatech will pay to Onxeo a double-digit royalty on any payments received from those third-parties above a set threshold.

Pursuant to the terms of the Commercialization Agreement, the Oravig licence will continue until the agreement is terminated. The agreement contains standard termination provisions that allow either party to terminate the agreement upon the other party’s material breach or bankruptcy. Additionally, Onxeo may terminate the agreement if, subject to certain exceptions, Midatech US fails to make the milestone payments or if Midatech US does not make certain payments to Onxeo for supplying Oravig. Onxeo may also, subject to certain exceptions, terminate the agreement if Midatech US fails to use commercially reasonable efforts to execute its commercial responsibilities for the product and to maintain the NDA.

Commercial Operations

Midatech has built the commercial infrastructure necessary to effectively support the commercialization of its in-licensed products (including Oravig, Gelclair and Zuplenz) and provide the platform on which to build once its internal product candidates are launched in the United States first and thereafter in Europe. The commercial infrastructure includes a targeted sales force to establish relationships with a focused group of oncologists, oncology nurses, pharmacists and other medical professionals. In addition, Midatech US currently contracts with Alamo to provide a dedicated national sales team of 20 sales representatives. Midatech’s sales force is supported by sales management, internal sales support, an internal marketing group and distribution support. Additionally, the sales and marketing teams manage relationships with key accounts such as managed care organizations, group-purchasing organizations, hospital systems, oncology group networks, and government accounts. To maintain the appropriate commercial infrastructure, Midatech will have to continue to invest significant amounts of financial and management resources, some of which will be committed prior to any confirmation that Midatech’s product candidates will be approved and Midatech could invest resources and then later learn that a particular product candidate is not being approved.

Research and Development

Midatech devotes significant resources to research and development, incurring £6.68 million, £5.92 million and £5.44 million of related expenses during the years ended December 31, 2016, 2015 and 2014.

Midatech has GNP research and development laboratories in Oxfordshire, United Kingdom and Bilbao Spain, as well as a polymer micro-sphere laboratory in Cardiff, Wales used for development purposes only of its sustained release technology.

The research and development staffing for these three sites comprises approximately 16 Ph.D. scientists, 24 MSc scientists and 29 BSc scientists.

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

Midatech has developed a strong intellectual property base globally, comprising patents, know-how, and trade secrets. Currently Midatech, including its subsidiaries, has 77 granted patents, 81 applications in process, in each case covering all major world markets, and over 35 separate Patent Families covering all major regions. Midatech continues to strengthen its patent portfolio by strategically submitting new patents and divisional patent applications based on its active research and development activities. Central to Midatech’s business are two platform intellectual property technologies that are designed to enable the targeted delivery, i.e. right place, and controlled sustained release, i.e. right time, of existing therapeutic drugs. These technologies have broad applications in multiple therapeutic areas and offer the potential to create multiple revenue opportunities:

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

Patent rights have been granted in all the major world markets, including Europe, the United States and Japan (“Key Markets”). They confer a broad position of exclusivity for metal-core glycated-nanoparticles, including the Midatech’s GNPs. Midatech’s granted patents in its patent family 1 (expiring 2021) provide the foundation to the portfolio with product, process and use claims that encompass the GNPs used in all of Midatech’s major programs and technology platforms, including oncology, nanoparticle technology and sustained release technology. The granted patents and pending patent applications in over 35 patent families are owned solely by Midatech, co-owned with other parties or in-licensed to Midatech. These include:

•
Oncology. 7 patent families, which have predicted expiration dates ranging from 2025 to 2036. These patent rights include 11 granted patents and 7 pending applications in Key Markets relating to products and methods for treating and imaging cancers. In addition to the radiative and immune-based therapies contemplated by many of these patent families, Midatech’s pipeline of GNP-drug conjugates for oncology benefits from protection by the foundation GNP patents of patent family 1.

•
Nanoparticle technology. 17 patent families, with expiration dates ranging from 2021 to 2036. These patent families include 50 granted patents and 48 pending patent applications in Key Markets protecting products in Midatech’s pipeline.

•
Sustained release technology. 11 patent families which protect devices, methods and formulations for sustained release drug delivery. Midatech’s pipeline products Q-Octreotide and Opsisporin are protected 29 granted and 16 pending international applications.

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

In addition, Midatech acquired a number of issued United States and foreign patents and pending patent applications in connection with its acquisition of DARA.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the filing date of a non-provisional patent application. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent.

The term of a United States patent that covers a drug, biological product or medical device approved pursuant to a pre-market approval may also be eligible for patent term extension when FDA approval is granted, provided that certain statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the expiration date set for the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be granted an extension and only those claims reading on the approved drug may be extended. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug, provided that statutory and regulatory requirements are met. Thus, in the future, if and when Midatech’s product candidates receive approval by the FDA or foreign regulatory authorities, it expects to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors. The expiration dates of Midatech’s patents and patent applications referred to above are without regard to potential patent term extension or other market exclusivity that may be available to it.

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

Review and Approval of Drugs in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and implementing regulations. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, exclusion from participation in government sponsored insurance programs such as Medicare, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice (“DOJ”) or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice (“GLP”) regulations;

•	submission to the FDA of an investigational new drug application, which must take effect before human clinical trials may begin;

•	approval of clinical protocols by an independent institutional review board (“IRB”), representing each clinical site before each site may enroll subjects;

•	potential initiation and completion of successive clinical trials that establish safety dose ranges;

•
performance of adequate and well-controlled human clinical trials in accordance with good clinical practices (“GCP”) to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a new drug application (“NDA”) or a biologics license application (“BLA”);

•	review of the submission by an FDA advisory committee, where appropriate or if applicable;

•
satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and securing FDA approval of the NDA or BLA; and

•	agree to comply with any post-approval requirements, including Risk Evaluation and Mitigation Strategies (“REMS”), and post-approval studies required by the FDA.

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

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections cover all facilities associated with an NDA submission, including drug component manufacturing (such as active pharmaceutical ingredients) (“API”), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

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

Patent Term Restoration and Extension

The term of a United States patent that covers a drug, biological product or medical device approved pursuant to a PMA may also be eligible for patent term extension when FDA approval is granted, provided that certain statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration date set for the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be granted an extension and only those claims reading on the approved drug may be extended. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug, provided that statutory and regulatory requirements are met. The United States Patent and Trade Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

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

In April 2014, the European Union legislator passed the Clinical Trials Regulation, (EU) No 536/2014, which replaced the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new European Union clinical trials legislation was passed as a regulation that is directly applicable in all European Union member states. All clinical trials performed in the European Union are now required to be conducted in accordance with the Clinical Trials Regulation (EU) No 536/2014.

Regulation (EU) No 536/2014 simplifies the approval of clinical trial in the European Union. The main characteristics of the regulation include:

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

Competitive Dynamics

Barriers to entry for competitors are high. The significant level of capital, scientific capabilities, and infrastructure required to achieve what Midatech has achieved to date may deter new entrants. A high degree of specialization and expertise in equivalent drug conjugate technology and relevant therapeutic areas is essential, which Midatech has built up over many years since inception. The power of suppliers is relatively low given Midatech’s manufacturing autonomy. The power of buyers-pharmaceutical companies-is important insofar as they may be partners for the commercialization and distribution of Midatech compounds such as its Q-Octreotide product; however, in the oncology and potentially ophthalmology programs the intention is that Midatech may commercialize these without the need for pharmaceutical partners. Even for large pharmaceutical companies, the know-how, manufacturing, and effort involved in getting Midatech to its current stage of business development would likely see them engage as partners rather than as competitors. Competitive pressures or substitutes for Midatech compounds like all biogenetic products come from traditional non-GNP therapeutic drugs, biosimilars, or new chemical entities. The growing trend of drug sales produced using biotechnology products suggests that the threat from traditional compounds as substitutes is potentially weak and shrinking. For example, in 2014, approximately 60% of approved molecular entities were specialty biotechnology drugs; however, by the end of the decade, 50% of drugs are expected to be biotechnology drugs. Biosimilars could become a competitor to nanotech drugs, however this is currently uncertain given the difficult pathway for regulatory approval and concerns of minor differences affecting drug efficacy and safety, as well as the significant cost involved in developing and approving biosimilars, which can run into hundreds of millions of dollars.

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

Competitive Therapeutic Areas

Much of the historical and current focus and activity of the nanomedicine market is oncology. Within this domain, Midatech believes it is well positioned given the Group’s focus on selected orphan oncology applications where unmet needs persist, an accelerated regulatory process is possible and fewer companies compete (reflecting the challenges that need to be addressed). The other Midatech therapeutic areas (ophthalmology and neuroscience) are less active than oncology, which Midatech believes allows the advantages of GNP technology to be leveraged beyond the capabilities of other technologies, such as peptide stability, the ability to cross membranes (e.g. blood brain barrier) and excretability. Similarly, with the Midatech sustained release technology, the ability to address shortcomings of other controlled technologies such as burst, lag, release profile and consistency enables Midatech to pursue unmet opportunities such as sustained release octreotide, which to date has no generic competition despite being off patent for many years.

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

In oncology, research on nanomedicines over the past ten years has resulted in two FDA-approved antibody drug conjugates (brentuximab vedotin and trastuzumab emtansine), and four FDA-approved nanoparticle-based drug delivery platforms (Abraxane, Doxil (and its related variant, Thermodox), DaunoXome and Marqibo). With respect to these:

•	brentuximab vedotin, marketed as Adectris by Seattle Genetics and Millennium Pharmaceuticals/Takeda Oncology, is an antibody drug conjugate directed to the protein CD30, and is used to treat lymphoma;

•	trastuzumab emtansine, marketed as Kadcyla by Genentech Inc., a subsidiary of F. Hoffman-La Roche AG, is an antibody drug conjugate used for the treatment of metastatic breast cancer;

•	Abraxane, marketed by Celgene Corporation, consists of paclitaxel protein-bound particles for injectivable suspension, and is used for treating breast, lung, pancreatic and various other cancers;

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

•	Marquibo, marketed by Spectrum Pharmaceuticals, is a liposome-encapsulated vincristine, and is used to treat certain forms of leukemia.

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

Manufacturing

GNP Drug Conjugate Platform

Midatech has a manufacturing facility in Bilbao, Spain. The facility received cGMP certification and it is considered by Midatech to be unique in Europe as a cGMP certified manufacturing facility for solid core inorganic nanoparticles with sufficient capacity for producing clinical trial materials. Midatech established this state-of-the-art manufacturing facility in order to control the production and development of its GNP production. Midatech completed a significant upgrade to the site in September 2014, creating an integrated but separate unit for production of sterile candidate compounds within the GNP manufacturing facility in order to clinically test and evaluate candidate GNP-based cancer vaccines and GNP-chemotherapeutics. The facility extends over 750 square meters and includes a manufacturing suite, quality control laboratories, research laboratories, administrative space and has room for future expansion. The facility also enables Midatech to undertake research and preclinical activities. The facility is located near Bilbao’s international airport and a number of educational institutions in the region, from which Midatech benefits by way of post-graduate talent recruitment. The institutions include The Centre for Cooperative Research in Biomaterials in San Sebastian, Spain, which is focused on nanotechnology. The facility is also currently under evaluation by a United States-based company seeking facilities to manufacture its products, which if successful could lead to a manufacturing contract that could potentially generate substantial revenues.

NanoFacturing

In December 2014, a consortium led by Midatech Pharma España SL (formerly named Midatech Biogune) was awarded €7.9 million (payable in installments) of grant funding from Horizon 2020, the European Union research and innovation program backed by the European Commission aimed at securing Europe’s global competitiveness. Of the total amount, €3.4 million is for the Midatech Group directly, with the balance going to consortium partners that will be involved in the scale-up of Midatech’s GNP manufacturing capacity. A consortium of nine partners was selected to receive the funding, including Midatech as lead proposer, for the proposal of “NanoFacturing-The Development of Medium- and Large-Scale Sustainable Manufacturing Process Platforms for Clinically Compliant Solid Core Nanopharmaceuticals.” The project had been evaluated by five independent experts and resulted in the consortium being selected to be awarded one of only two grants available out of 18 competing bids.

NanoFacturing is a scalable manufacturing platform to be developed by Midatech to support the wide range of nanopharmaceutical products being developed in Europe. It aims to address the small and medium scale needs of early phase clinical trials and niche applications, while also supporting the development of clinically compliant, sustainable large scale manufacturing processes capable of taking these products through Phase III trials into commercial manufacture and supply into large potential markets.

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

Sustained Release Platform

Following a recent expansion of the facility in Bilbao, Spain, manufacturing of cGMP grade materials within Midatech’s sustained release platform is now undertaken in-house. The sustained release part of the facility was inspected by the Spanish Agency of Medicines and Medical Devices (AEMPS) in December 2016.  The first sustained release product to be produced at the Bilbao facility will be Q-Octreotide prior to its Phase I and follow on pivotal regulatory program later in 2017.  The formal sustained release manufacturing license will be granted upon completion of final process validation which is currently underway.

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

Subsidiaries	Country of Incorporation	Voting Interest
Subsidiaries of Midatech Pharma PLC
Midatech Pharma (Wales) Limited	England and Wales	100%
Midatech Limited	England and Wales	100%
Midatech Pharma US Inc.	United States (Delaware)	100%
Midatech Pharma Pty Limited	Australia	100%

Joint Ventures with Midatech Limited
MidaSol Therapeutics GP (1)(3)	Cayman Islands	50%
Syntara LLC (2)(3)	United States (Delaware)	50%
Subsidiaries of Midatech Limited
Midatech Pharma España SL	Spain	100%
Pharmida AG (3)	Switzerland	100%
Subsidiaries of Midatech Pharma US Inc.
DARA Therapeutics, Inc.	United States (North Carolina)	100%

_______________
(1)	Joint venture between Midatech Limited and MonoSol.
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

The following discussion should be read in conjunction with Midatech’s consolidated financial statements included in Item 18 of this annual report and “Item 3.D - Key Information - Risk Factors.” Midatech’s financial statements and the financial information discussed below have been prepared in accordance with IFRS.

Principal Factors Affecting Results of Operations

Midatech considers the currency exchange rate between the British pound sterling, Euros and the United States dollar and certain other factors affecting the comparability of results of operations between periods as those most likely to influence its financial condition and results of operations.

Currency Exchange Rate

Midatech reports its financial results in British pounds sterling and its cash reserves are also largely denominated in British pounds sterling; however costs from its Spanish operation are denominated in Euros and revenues and costs from its United States operations are denominated in United States dollars, which subjects Midatech to currency exchange risks. A strong Euro or United States dollar against the British pound sterling would result in these Euros or United States dollars denominated costs needing a greater amount of cash to settle the cost.

During the periods set forth in the Midatech financial statements, included elsewhere in this annual report, the British pound sterling depreciated significantly against the Euro and the United States dollar. The Euro started 2016 close to an historic low but significantly strengthened during the year, particularly following the Brexit vote in June 2016, resulting in higher British pound sterling equivalent costs being charged to the consolidated financial statements. Similarly, the British pound depreciated significantly against the United States dollar reaching an historic low following the Brexit vote, again resulting in higher British pound sterling equivalent costs being charged to the consolidated financial statements, however, it also resulted in higher revenue being recorded in the income statement. Certain other costs are denominated in other currencies, however, these are not considered material. Despite these fluctuations, at this time, Midatech does not consider the exposure sufficient to utilize derivatives to manage the forward exchange risk.

Initial Public Offering in the United Kingdom

Midatech’s financial and operating data for the periods ending December 31, 2016, 2015 and 2014 is not fully comparable due to the impact of Midatech’s initial public offering in the United Kingdom in 2014 and the costs associated with such transaction, the acquisitions of DARA and Zuplenz, together with the related NASDAQ listing in 2015.

Acquisition Transactions

On December 4, 2015, Midatech acquired Midatech US (formerly known as DARA). Operating results for Midatech US are only included in Midatech’s operating results for less than one month in fiscal 2015. Accordingly, the results for fiscal 2015 are not directly comparable to the results for fiscal 2014.

On December 8, 2014, Midatech acquired Midatech Wales (formerly known as Q Chip Limited). Operating results for Midatech Wales are only included in Midatech’s operating results for less than one month in fiscal 2014. Accordingly, the results for fiscal 2014 are not directly comparable to the results for fiscal 2013.

Components of Income Statement Items

Revenue

Revenue from the sales of goods by Midatech US is recognized when the significant risks and rewards of ownership are transferred to the buyer and it is probable the previously agreed upon payment will be received. These criteria are considered to be met when the goods are delivered to the buyer.

Sales to wholesalers provide for selling prices that are fixed on the date of sale, although Midatech US offers certain allowances to group purchasing organizations and governmental programs.  The wholesalers take title to the product, bear the risk and rewards and have ownership of the inventory. The group has sufficient experience with their material wholesaler distribution channel to estimate product returns from its wholesalers while the wholesalers are still holding inventory.

We recognize sales allowances as a reduction of revenues in the same period the related revenue is recognized. Sales allowances are based on amounts owed or to be claimed on the related sales. These estimates take into consideration the terms of our agreements with wholesale distributors and the levels of inventory within the distribution channels that may result in future discounts taken. We must make significant judgments in determining these allowances. If actual results differ from our estimates, we will be required to make adjustments to these allowances in the future, which could have an effect on revenue in the period of adjustment. The following briefly describes the nature of each provision and how such provisions are estimated:

•	Payment discounts are reductions to invoiced amounts offered to customers for payment within a specified period and are estimated upon shipment utilizing historical customer payment experience.

•
The returns provision is based on management's experience of returns and is booked as a percentage of product sales recognized during the period.  These recognized sales include shipments that have occurred out of wholesalers as well as direct shipments made by us to other third party purchasers.  Actual returns by products inform the assumptions used to calculate future returns provisions and related reserves are adjusted accordingly. The returns reserve is recorded as a reduction of revenue in the same period the related product sales revenue is recognized and is included in accrued expenses.

•
Generally, credits may be issued to wholesalers for decreases that are made to selling prices for the value of inventory that is owned by the wholesaler at the date of the price reduction.  Price adjustment credits are estimated at the time the price reduction occurs and the amount is calculated based on the level of the wholesaler inventory at the time of the reduction.

•
There are arrangements with certain parties establishing prices for products for which the parties independently select a wholesaler from which to purchase.  Such parties are referred to as indirect customers.  A chargeback represents the difference between the sales invoice price to the wholesaler and the indirect customer's contract price, which is lower.  Provisions for estimating chargebacks are calculated primarily using historical chargeback experience, contract pricing and sales information provided by wholesalers and chains, among other factors. We recognize chargebacks in the same period the related revenue is recognized.

The Group’s income streams also include milestone income from research and development contracts and the sale of goods. Milestone income is recognized as revenue in the accounting period in which the milestones are achieved. Milestones are agreed on a project by project basis and will be evidenced by set deliverables.

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

Distribution Costs, Sales and Marketing. This category includes all costs directly associated with the commercial sales operation of the United States sales and marketing operation, including staff costs of sales personnel including sales management and marketing costs associated with the commercial business.  Distribution Costs, Sales and Marketing also includes amortization of intangible assets such as product and marketing rights.

Administrative Costs. All other costs are classified as administrative costs. These primarily consist of personnel costs for our executive, finance, corporate development and administrative personnel, as well as legal, accounting and other professional service fees, other corporate expenses, merger and acquisition costs and initial public offering costs that are charged to the consolidated statement of comprehensive income. Administrative costs also include depreciation.

Impairment of intangible assets. In 2016 and 2014, the charge arising from impairment of intangible assets is shown separately on the face of the income statement. There was no impairment charge in 2015.

Finance Income

Finance income includes all interest receivable on cash deposits. In 2016 and 2015, finance income also included a gain on an equity settled derivative financial liability. The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in United States Dollars, which is different from the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities in the consolidated statement of financial position with any gains or losses being recognized through finance income or finance expense in the consolidated statement of comprehensive income.

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

Taxation

Taxation represents tax credits receivable by Group companies in respect of qualifying research and development costs incurred.

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

Impairment of Goodwill and Intangible Assets

Goodwill and intangibles not yet ready for use are tested for impairment at the cash generating unit level on an annual basis at the year end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a cash generating unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit — Intangible assets available for use are also tested if an event occurs or circumstances change that would more likely than not reduce the fair value of the asset below its carrying value.

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital. The carrying value of Midatech’s goodwill was £14.5 million, £12.5 million and £2.3 million as of December 31, 2016, 2015 and 2014, respectively, and intangibles not yet ready for use was £10.8 million as of December 31, 2016, 2015 and 2014. In addition, Midatech had intangibles relating to marketing and product rights of £5.9 million and £18.1 million as of December 31, 2016, and 2015, respectively.

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit. Based on the analysis performed, there was an impairment as of December 31, 2016, for marketing and product rights intangible of £11.4 million, caused by poor sales performance of the Oravig product.  The market in which this product is sold is heavily genericized and Oravig has struggled to gain significant market share. Despite this, there was no goodwill impairment as of December 31, 2016. Associated with this impairment was the release of a deferred tax asset of £4.6 million, offsetting the impairment charge. See Note 14 to Midatech’s consolidated financial statements for the year ended December 31, 2016 for more information. There was no impairment to any of the intangible assets or goodwill for the year ended December 31, 2015, although there was an impairment of an in-process research and development intangible of £1.8 million in the year ended December 31, 2014, caused by the curtailment of an agreement with a commercial partner subsequent to acquisition. See Note 14 to Midatech’s consolidated financial statements for the year ended December 31, 2014 for more information.

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

The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 29 to Midatech’s consolidated financial statements for the year ended December 31, 2015 and are estimated as follows:

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

See Note 29 to Midatech’s consolidated financial statements for the year ended December 31, 2016 for more information.

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

In 2016 there were £26.96 million of gross unutilized tax losses carried forward compared to £23.3 million in 2015, and £16.0 million in 2014. No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods.

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

Recently Issued and Adopted Accounting Pronouncements

New Standards and Interpretations Not Yet Adopted

A number of new standards, amendments to standards, and interpretations are not effective for 2016, and therefore have not been applied in preparing Midatech’s financial statements.

IFRS 9 Financial Instruments. In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.

IFRS 9 requires the Company to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Company expects to apply the simplified approach and record lifetime expected losses on all trade receivables.

The Company plans to adopt the new standard on the required effective date. The Company expects no significant impact on its balance sheet and equity.

The Company does not expect a significant impact on its balance sheet or equity on applying the classification and measurement requirements of IFRS 9.

IFRS 15 Revenue from Contracts with Customers. IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. The Company plans to adopt the new standard on the required effective date. The Company has not yet performed a preliminary assessment of IFRS 15, but plans to do so by the end of the third quarter of 2017, which will then be subject to changes arising from a more detailed ongoing analysis. Once the analysis is performed, the transition method will be chosen. Based on the current sales contracts, both methods are feasible from implementation perspective. Furthermore, the Company is considering the clarifications issued by the IASB in April 2016 and will monitor any further developments.

IFRS 16 Leases. IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, subject to endorsement by the European Union. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

During 2017 the Company plans to assess the potential effect of IFRS 16 on its consolidated financial statements. To see the volume of operating leases please see Note 27 to Midatech’s consolidated financial statements for the year ended December 31, 2016 for more information.

Midatech is currently reviewing the impact of the above-mentioned Standards and Interpretations and is yet to conclude on whether any such standards will have a significant impact on the financial statements of the Group in the year of initial application.

The other standards, interpretations and amendments issued by the IASB (of which some still subject to endorsement by the European Union), but not yet effective are not expected to have a material impact on the Group’s consolidated financial statements.

Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

The following table summarizes Midatech’s consolidated results of operations for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015
	(£ in thousands)

Revenue	6,376	775
Grant revenue	547	600
Total revenue	6,923	1,375
Cost of Sales	(667)	(70)
Gross Profit	6,256	1,305
Research and development costs	(6,684)	(5,920)
Distribution costs, sales and marketing	(9,523)	(374)
Administrative costs	(9,222)	(7,929)
Impairment of intangible asset	(11,413)	--
Loss from operations	(30,586)	(12,918)
Finance income	1,337	1,691
Finance expense	(73)	(5)
Loss before tax	(29,322)	(11,232)
Taxation	9,160	1,133
Loss for the year attributable to the owners of the parent	(20,162)	(10,099)

Revenue. For the year ended December 31, 2016, Midatech generated consolidated Revenues of £6.38 million, as compared to £0.78 million in 2015, an increase of 718%.

The increase in revenue for 2016 was due to the addition of a full year of results for the Midatech US business and continued growth in sales across the product portfolio.  For 2016, the increase was primarily due to the addition of product sales from Midatech US, as well as revenue generated from research collaborations with third party pharmaceutical and biotech organizations.

Cost of sales. For the year ended December 31, 2016, cost of sales increased 857% to £0.67 million from £0.07 million in 2015. Cost of sales comprises the purchase of stock for resale and royalty payments to third parties and the increase was broadly in line with the increase in revenue.

Research and Development Costs. Midatech incurred research and development costs of £6.68 million in 2016, as opposed to £5.92 million in 2015, an increase of £0.76 million, or 13%, primarily due to increased activity across the range of Midatech’s research programs, including Q-Octreotide and MTR104 for liver cancer.

Distribution costs, sales and marketing. Costs of £9.52 million were incurred in the year ended December 31, 2016, compared to £0.37 million in 2015, an increase of 2,446%. This reflects the consolidation of a full year of the Midatech US business. Included within distribution costs, sales and marketing is amortization of marketing and product rights of the intangible assets acquired with the Midatech US business of £3.39 million.

Administrative costs. For the year ended December 31, 2016, Midatech’s administrative costs were £9.22 million, as opposed to £7.93 million in 2015, an increase of £1.29 million, or 16%, primarily as a result of the addition of a full year of results for the Midatech US business that contributed £4.38 million to the total administrative costs for the year, including payroll costs of £2.8 million.

Impairment of intangible assets. A charge of £11.41 million of this increase was a one-off charge due to the impairment of the Oravig marketing and product rights intangible asset, caused by poor sales performance as the product struggled to gain significant market share in a heavily genericized market.

Finance Income. Overall, finance income of £1.34 million was credited to the income statement in 2016 compared to £1.69 million in 2015, a reduction of £0.35 million, or 21%. Included within finance income for 2016 was a gain of £1.17 million arising on the revaluation of an equity settled derivative financial liability. A gain of £1.64 million due to a previous revaluation of this liability was credited to the income statement in 2015. The liability represents the fair value of consideration for former DARA share options and warrants assumed by Midatech and is largely a function of the Midatech share price. The reduction in the value in 2016 was due to a number of options and warrants lapsing during the year and also due to the reduction in the share price between the start of the year and the year end. The balance of finance income in 2016 and for all prior years related to interest received on bank deposits.

Finance Expense. Finance expenses of £0.07 million were charged in 2016, as compared to £0.005 million in 2015, an increase of £0.065 million. All of the 2016 charge related to interest on government loan notes in Midatech España.

Taxation. Midatech is a recipient of tax credits from Her Majesty’s Revenue and Customs in respect of certain qualifying research and development expenditures. The tax credit in 2016 was £1.94 million, as compared to £1.00 million in 2015, reflecting a higher level of qualifying activity in 2016.  In addition deferred tax of £7.25 million was credited to the income statement in 2016 of which £4.6 million was as a result of the impairment charge in respect of Oravig, discussed above and the amortization on the group’s intangible assets.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following table summarizes Midatech’s consolidated results of operations for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
	(£ in thousands)
Revenue	775	25
Grant revenue	600	132
Total revenue	1,375	157
Cost of Sales	(70)	-
Gross Profit	1,305	157
Research and development costs	(5,920)	(3,639)
Distribution cost, sales and marketing	(374)	-
Administrative costs	(7,929)	(4,405)
Impairment of intangible assets	-	(1,800)
Loss from operations	(12,918)	(9,687)
Finance income	1,691	8
Finance expense	(5)	(161)
Loss before tax	(11,232)	(9,840)
Taxation	1,133	1,018
Loss after tax attributable to the owners of the parent	(10,099)	(8,822)

Revenue. For the year ended December 31, 2015, Midatech generated consolidated Revenue, excluding grant revenue, of £0.78 million, as compared to £0.03 million in 2014, an increase of 763%.

The increase in revenue for 2015 was primarily due to the addition of product sales from Midatech US, as well as revenue generated from research collaborations with third party pharmaceutical and biotech organizations and a significant increase in revenue from milestone based grants. For 2014, revenue was only generated from research collaborations with third party pharmaceutical and biotech organizations and income from milestone based grants

Research and Development Costs. Midatech incurred research and development costs of £5.92 million in 2015, as opposed to £3.64 million in 2014, an increase of £2.28 million, or 59%, primarily due to increased activity across the range of Midatech’s research programs.

Administrative Costs. For the year ended December 31, 2015, Midatech’s administrative costs were £7.93 million, as opposed to £4.40 million in 2014, an increase of £3.52 million, or 80%, primarily as a result of:

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

Impairment of intangible assets. For the year ended December 31, 2014, £1.80 million represents a one-off charge due to the impairment of  IPRD as a result of the curtailment of one of Midatech Wales’ contracts. There was no impairment charged for the year ended December 31, 2015.

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

Taxation. Midatech is a recipient of tax credits from Her Majesty’s Revenue and Customs in respect of certain qualifying research and development expenditures. The tax credit in 2015 was £1.00 million, as compared to £0.66 million in 2014, reflecting a higher level of qualifying activity in 2015.

B.	Liquidity and Capital Resources.

Overview

The Group has incurred significant net losses and has had negative cash flows from operations during each period from inception through December 31, 2016, and had an accumulated deficit of £59.11 million at December 31, 2016. Management expects operating losses and negative cash flows to continue for the foreseeable future. In the event that current cash reserves are found to be insufficient to achieve breakeven, then additional funding will have to be obtained, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If Midatech is unable to raise additional capital in sufficient amounts or on terms acceptable to it, it may have to significantly delay, scale back or discontinue the development or commercialization of its product candidates or its acquisition strategy. If Midatech raises additional funds through the issuance of additional debt or equity securities, it could result in dilution to Midatech’s existing stockholders, increased fixed payment obligations and these securities may have rights senior to those of Ordinary Shares (including the Depositary Shares) and could contain covenants that would restrict Midatech’s operations and potentially impair its competitiveness, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business. Any of these events could significantly harm Midatech’s business, financial condition and prospects.

As of December 31, 2016, Midatech has cash and cash equivalents of £17.6 million.

Historically, Midatech has financed its operations primarily from the net proceeds of private share placings. In December 2014, Midatech received net proceeds of £30.6 million from the issuance and sale of 11,985,019 of its Ordinary Shares in its initial public offering and associated listing on AIM. In October 2016 Midatech received net proceeds of £15.6 million from the issuance and sale of 15,157,044 of its Ordinary Shares in a placing and open offer outside of the United States.

As discussed above, on February 27, 2017, Midatech announced that it had entered into a senior secured £6.0 million loan agreement with Silicon Valley Bank (the “Facility”).  Under the terms of the Facility, Midatech is initially eligible to draw down an £2.0 million. As of the date hereof, Midatech has not yet drawn down on the initial tranche. Two further conditional tranches of £2.0 million each will become available on achievement of certain clinical development milestones. The loans received under the Facility are repayable by June 2020.

Until Midatech’s acquisition of the rights to Zuplenz and DARA in December 2015, the Group did not have any products in the market and its revenue was derived from ad hoc research collaborations with partner organizations and grant income. The Group has yet to generate a profit and, excluding share issues, cash flows have been consistently negative from the date of incorporation.

Midatech’s commercialization strategy is to grow the Midatech US operations, such that it becomes profitable and cash generative, and can partially support the rest of the Group. Following this, Midatech will target revenue from sales of its own product candidates; however, this is not expected to materialize until approximately 2018, at the earliest. Midatech is subject to all of the risks incident in the development of new biopharmaceutical products, and it may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business.

Midatech believes its existing balances of cash and cash equivalents, as well as its ability to draw on the Facility, will be sufficient to satisfy its working capital needs and other liquidity requirements associated with its existing operations over the next 12 months. Midatech believes that it will eventually generate sufficient income from product revenue, royalties and license deals to become self-funding. Midatech believes that current cash reserves will assist in its development by:

•	providing resources to progress research and development on Midatech’s target products, including Q-Octreotide, and to further develop its technology platforms;

•	enhancing Midatech’s profile among current and prospective partners, suppliers and customers;

•	providing the potential to access capital to fund Midatech’s future growth and support further any potential expansion plans;

•	providing a platform for potential further acquisitions of companies, products and intellectual property; and;

•	providing opportunities for Midatech to attract, retain and incentivize high caliber employees.

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

Cash Flows

The following table presents a summary of the primary sources and uses of cash for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
	2016	2015	2014
	(£’s in thousands)
Cash used in operating activities	(13,086)	(12,421)	(5,455)
Cash used in investing activities	(1,202)	(1,533)	(907)
Cash (used) provided by financing activities	15,255	(219)	34,300
Net (decrease) increase in cash and equivalents	967	(14,173)	27,938

Operating Activities

Cash flows from Operating Activities before Changes in Working Capital. Net cash outflow from operating activities before changes in working capital was £14.62 million at December 31, 2016, as opposed to £12.18 million during the same period in 2015. This increased cash outflow of £2.44 million, or 20%, is primarily a result of the increased expenditures during the period, including the costs of a full year of operations for the Midatech US business.

Net cash outflow from operating activities before changes in working capital was £12.18 million at December 31, 2015, as opposed to £7.48 million during the same period in 2014. This increased cash outflow of £4.70 million, or 63%, is primarily a result of the increased expenditures during the period, including the costs of the Midatech US acquisition and the acquisition of Zuplenz.

Working Capital. The following table sets forth Midatech’s working capital for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
	(£’s in thousands)
Current Assets	22,303	20,331	31,628
Current Liabilities	9,345	9,099	2,832
Working Capital	12,958	11,232	28,796

At December 31, 2016, the Group had cash reserves of £17.61 million.
Taxes Received. Research and development tax credits of £1.65 million were received in 2016, as opposed to £0.65 million in 2015. This related to claims submitted in the prior financial year.

Research and development tax credits of £0.65 million were received in 2015, as opposed to £0.79 million in 2014. This related to claims submitted in the prior financial year.

Investing Activities

Purchase of property, plant and equipment. Purchase of property, plant and equipment of £1.35 million occurred in the year ended December 31, 2016, compared to £0.92 million for the same period in 2015. This was largely related to the further expansion of the Group’s manufacturing facilities in Bilbao, Spain to enable the manufacture of material based around the Group’s sustained release technology costing £0.85 million. In addition, £0.24 million was spent on the purchase of new equipment for the Group’s sustained release development facility in Cardiff, United Kingdom.

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

Cash Equivalents Acquired with Subsidiary

As part of the DARA acquisition, Midatech acquired $3.45 million in cash (approximately £2.28 million) in 2015, in 2014 the Company acquired £0.12 million in cash, due to the acquisition of Midatech Wales. There were no such acquisitions in 2016.

Financing Activities

Repayment of Borrowings. In 2016, Midatech repaid borrowings of £0.24 million, as opposed to £0.17 million in 2015, relating to loans received from Spanish governmental agencies used to fund the acquisition of, and initial fit-out of, Midatech’s Spanish manufacturing facility.

In 2015, Midatech repaid borrowings of £0.17 million, as opposed to £0.35 million in 2014, relating to loans received from Spanish governmental agencies used to fund the acquisition of, and fit-out of, Midatech’s Spanish manufacturing facility.

Loan Finance Raised. For the years ended December 31, 2016, 2015 and 2014, Midatech did not raise any loan finance.

For the year ended December 31, 2015, Midatech did not raise any loan finance.

Shares Issued Net of Costs. Midatech raised £15.57 million for the year ended December 31, 2016, in cash, largely from two non-public share placings during the year.  There were no fundraising activities in 2015.

The first share placing (the “Placing”) as a placing of new ordinary shares with existing and new investors, the proceeds of which were used to invest in expanding and advancing Midatech’s development pipeline.  The second placing was an open offer to all existing Midatech shareholders (the “Open Offering”) who did not participate in the Placing to subscribe for new ordinary shares.  The Placing and the Open Offering raised £16.67 million (before expenses) in the aggregate.

For the year ended December 31, 2016, Midatech issued 15,157,044 Ordinary Shares as part of the Placing and Open Offering.

For the year ended December 31, 2015, Midatech issued 5,422,028 Ordinary Shares, primarily related to its acquisition of DARA, which did not result in any net cash inflows.

Cash and Cash Equivalents at Year End

Cash increased for the year ended December 31, 2016 by £0.967 million, compared to a decrease of £14.17 million in the corresponding period in 2015. This increase in 2016 was due to cash received in the share issue referred to above being offset by operational cash outflows. As at December 31, 2016 Midatech had cash and cash equivalents of £17.61 million compared to £16.18 million as at December 31, 2015.

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

For the years ended December 31, 2016, 2015 and 2014, Midatech’s research and development expenses were £6.68 million, £5.92 million and £5.44 million, respectively. For more information regarding Midatech’s research and development program, see “Item 4. Information on the Company-B. Business Overview-Research and Development.”

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

E.	Off-Balance Sheet Arrangements.

As of December 31, 2016, Midatech did not have any off-balance sheet arrangements as defined in Item 5.E.2 of Form 20-F.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes Midatech’s contractual obligations as of December 31, 2016:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(£’s in thousands)
Long-Term Debt Obligations	26	11	13	2	--
Capital Lease Obligations	96	33	46	17	--
Operating Leases	855	378	358	119	--
Government Research Loans	1,872	449	528	502	393
Total	2,849	871	945	640	393

Long-Term Debt Obligations relates to bank loans secured to fund the purchase of capital equipment used in Midatech’s Spanish manufacturing facility.

Capital Lease Obligations are related to a single finance lease for analytical equipment used in Midatech’s Spanish manufacturing facility.

Operating Lease Obligations are related to Midatech’s premises in the UK, Spain and US.

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

Name	Age at 12/31/2016	Position/Title
Directors:
James Phillips, MB, ChB (3) (4)	54	Chief Executive Officer, Director
Nicholas Robbins-Cherry (3) (4)	47	Chief Financial Officer, Director
Rolf Stahel (2) (3)	72	Non-Executive Chairman of the Board of Directors
John Johnston (1) (3) (4)	58	Non-Executive Director
Michele Luzi (2) (3)	59	Non-Executive Director

Pavlo (Paul) Protopapa (1) (3)	50	Non-Executive Director
Simon Turton, Ph.D. (1) (2) (3)	49	Senior Independent Non-Executive Director
Sijmen (Simon) de Vries, M.D. (2) (3)	57	Non-Executive Director
Executive Officers (5):
Craig Cook, MB, BCH	50	Chief Operating Officer and Chief Medical Officer
David Benharris	52	President, Midatech Pharma US, Inc.
__________________________
(1)	Audit Committee member
(2)	Remuneration Committee member
(3)	Nominations Committee member
(4)	Disclosure Committee member
(5)	Other than directors who are also executive officers.

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

Rolf Stahel has served as Midatech’s Non-Executive Chairman of the Board and director (including his service to Midatech’s predecessor entity) since March 1, 2014. Since December 2016 Mr. Stahel served as the Non-Executive Chairman and a director of Ampha Limited. Between 2009 and 2016, Mr. Stahel served as the Non-Executive Chairman and a director of Connexios Sciences Pvt. Ltd., and between April 2014 and March 2017 he served as Non-Executive Chairman and a director of Ergomed Group plc (AIM: ERGO). Mr. Stahel is also the sole shareholder and founder of Chesyl Pharma Ltd. from March 1994 to March 2003, Mr. Stahel served as the Chief Executive Officer and a director of Shire Pharmaceuticals Group plc (NASDAQ: SHPG). Prior to that time, Mr. Stahel worked in various positions with Wellcome plc, the predecessor to GlaxoSmithKline plc (NYSE: GSK), for 27 years. Mr. Stahel has previously served as the Non-Executive Chairman of EUSA, Cosmos Pharmaceuticals SpA (SIX: COPN), PowderMed Ltd. and Newron Pharmaceuticals SpA (SWX: NWRN).

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

For the biographical information of Dr. James Phillips, Midatech’s Chief Executive Officer, and Nicholas Robbins-Cherry, Midatech’s Chief Financial Officer, see “Item 6.A. Directors and Senior Management-Directors” beginning on page 83.

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

The following table summarizes the compensation paid to Midatech’s non-employee directors during 2016 (including for any service on any subsidiary of Midatech).

Name	Fees Earned or Paid in Cash (£)(1)	All Other Compensation (£)	Total (£)
Rolf Stahel	50,000	50,000 (2)	100,000
John Johnston	38,000 (3)	-	38,000
Michele Luzi	38,000 (3)	-	38,000
Pavlo Protopapa	38,000	-	38,000
Simon Turton	38,000 (3)	-	38,000
Sijmen de Vries	38,000	-	38,000
______________
(1)	Includes annual fees, committee chairpersonship fees and meeting fees.
(2)	Includes fees paid to Mr. Stahel in connection with a consultancy agreement with Chesyl Pharma Limited, a company wholly owned by Mr. Stahel.
(3)
A portion of the compensation paid to each of Messrs. Johnston and Turton for their services on the Board are paid to consulting firms owned by each of Mr. Johnston and Mr. Turton, respectively; however, Midatech does not receive any consulting services from Messrs. Johnston or Turton or their respective consulting firms.

The following table sets forth, as of December 31, 2016, the aggregate number of option awards held by Midatech’s current non-executive directors:

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

Each director (other than Mr. Stahel) is paid an annual fee of £38,000, which covers all duties, including committee service or service on the board of a Midatech subsidiary, with the exception of committee chairmanships and certain additional responsibilities, such as taking on the role of senior independent director. In addition, Midatech reimburses each director for reasonable and properly documented expenses incurred in performing their duties. Midatech also grants each director a deed of indemnity against certain liabilities that may be incurred as a result of their service, to the extent permitted by the United Kingdom Companies Act 2006.

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

Rolf Stahel Letter of Appointment

Pursuant to a term of appointment dated April 15, 2014, as amended on December 2, 2014 (the “Stahel Appointment Agreement”), Rolf Stahel was appointed non-executive Chairman of Midatech’s Board of Directors, with effect from March 1, 2014. The initial term of appointment for Mr. Stahel expired on February 28, 2015 but Mr. Stahel has since been re-elected by the directors of Midatech with the current term due to expire on February 28, 2018. In addition, his appointment may be terminated:

·	by either party giving at least three months prior written notice;

·
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

·	in accordance with Midatech’s articles of association or applicable law.

Pursuant to the terms of the Stahel Appointment Agreement, Mr. Stahel is paid an annual fee of £50,000. Mr. Stahel is also paid an additional fee of £50,000 under a consultancy agreement. Mr. Stahel is entitled to additional payments depending upon the amount of time he devotes to Midatech under the Consultancy Agreement. See “Item 7.B. Related Party Transactions-Agreement with Chesyl Pharma Limited.” In addition, in connection with the execution of the Stahel Appointment Agreement, Midatech granted to Mr. Stahel options to acquire shares of Ordinary Shares at a price of 0.075p per share, which he subsequently exercised (all per share and share amounts for Mr. Stahel have been adjusted to account for a two-for-one stock split of Ordinary Shares on November 28, 2014). Mr. Stahel, in accepting the options, agreed to certain restrictions on any disposal and voting rights of such shares. With regard to the Ordinary Shares held by Mr. Stahel, the following restrictions apply:

·
as to 122,442 shares held by Mr. Stahel (the “Relevant Shares”), Mr. Stahel is under an obligation not to dispose of such shares, subject to one-half of the Relevant Shares being released from such disposal restriction on each of March 1, 2017 and March 1, 2018. In the event of termination by Midatech of Mr. Stahel’s appointment as a non-executive director in certain circumstances for cause prior to such fourth anniversary, any shares which remain restricted will be able to be purchased by Midatech at a price of £0.075p per ordinary share, referred to as the Relevant Price. On the occurrence of other circumstances of termination, the restrictions shall cease to apply to the Relevant Shares;

·
as to 122,440 of such Relevant Shares held by Mr. Stahel, Mr. Stahel has agreed not to dispose of such shares until the first to occur of (i) Midatech achieving a target measured by the average market capitalization of Midatech on any public market over a 30 day period of at least £155.0 million, provided the Share Increase Hurdle (as defined below) applies or a trade sale or a valuation carried out by an independent valuer (collectively, the “Trigger Events”); or (ii) the fourth anniversary of the Appointment Date, whereupon Midatech has the right to repurchase such shares at the Relevant Price if no Trigger Event at or above such value has occurred;

·
as to a further 122,440 of such Relevant Shares held by Mr. Stahel, Mr. Stahel has agreed not to dispose of such shares until the first to occur of (i) Midatech achieving a target measured by the average capitalization of Midatech on any public market over a 30 day period of at least £213.0 million provided the Share Increase Hurdle applies on a Trigger Event; or (ii) the fourth anniversary of the Appointment Date, whereupon Midatech has the right to repurchase such shares at the Relevant Price if no Trigger Event at or above such value has occurred; and

·
the Relevant Shares that are subject to disposal restrictions are unable to be voted upon by Mr. Stahel during the periods described above in respect of the amount of such shares which remain under restriction.

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

In the event Midatech terminates the agreement with Mr. Stahel at any time in accordance with the provisions of the articles of association or applicable laws, Mr. Stahel will have no right to damages or compensation if he:

·	is found guilty of any misconduct, gross negligence or dishonesty or acts in a manner which is materially adverse to the interests of Midatech;

·	commits any serious or repeated breach or non-observance of his obligations to Midatech;

·
becomes bankrupt, has an interim order made against him under the United Kingdom Insolvency Act 1986 or makes any composition or enters into any deed of arrangement with his creditors or the equivalent of any of these under any other jurisdictions;

·
becomes of unsound mind, becomes a patient under any statute relating to mental health or is unable, due to any accident, illness or injury, to undertake his duties for Midatech for a period of more than six consecutive months;

·	is convicted of a criminal offense (other than a motoring offense for which a non-custodial penalty is imposed);

·	is disqualified by law or an order of a court of competent jurisdiction from holding office; or

·	has failed to submit his resignation as Chairman and as a director of Midatech when required to so pursuant to the terms of the Stahel Appointment Agreement.

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

Compensation of Executive Officers

The following table summarizes the compensation paid to Midatech’s executive officers during 2016 (including for any service on any subsidiary of Midatech).

Name	Salary (£)	Bonus (1)(£)	All Other Compensation (2)(£)	Total (£)
Dr. James Phillips	280,000	168,000	28,000	476,000
Chief Executive Officer
Nicholas Robbins-Cherry	160,000	49,600	16,000	225,600
Chief Financial Officer
All executive officers as a group (4 persons)	845,559	313,000	96,637	1,255,196
_____________

(1)
The Service Agreements also include a bonus target for Dr. Phillips and Mr. Robbins-Cherry of 50% and 33%, respectively, of their annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of Midatech’s Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. For 2016, all of the executive officers received approximately 90% of their bonus target.

(2)	The amounts reflect the value of benefits payable pursuant to pension plans.

The following table sets forth, as of December 31, 2016, the aggregate number of option awards held by Midatech’s executive officers:

Name	Number of Options	Grant Date	Exercise Price per Share (£)	Expiration Date
James Phillips	400,000 (1)	6/30/2014	0.075	6/30/2024
	200,000 (2)	5/9/2014	0.075	5/1/2023
	250,000 (3)	10/31/2016	2.68	12/2/2025
	490,000 (3)	12/19/2016	1.21	12/7/2026
Nick Robbins-Cherry	60,000 (1)	6/30/2014	0.075	6/30/2024
	125,000 (3)	10/31/2016	2.68	12/2/2025
	168,000 (3)	12/19/2016	1.21	12/7/2026
All executive officers as a group (4 persons)	2,503,000 (1) (4)	(5)	(6)	(7)
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

(2)	The stock options are fully vested.
(3)	25% of the options vest 12 months after the grant date, followed by vesting of 12 equal quarterly tranches, over a subsequent three-year period.
(4)	331,250 stock options are fully vested.
(5)	The grant dates range from May 9, 2014 to December 19, 2016.
(6)	The exercise price of the options range from £0.075 to £2.68.
(7)	The stock options expire between May 1, 2023 and July 1, 2024.

Agreements with Current Executive Officers

James N. Phillips and Nicholas Robbins Cherry. Midatech has entered into a service agreement (collectively, the “Service Agreements”) with each of Dr. James Phillips and Nicholas Robbins-Cherry, each entered into on December 2, 2014. The Service Agreement with Dr. Phillips was effective from May 1, 2013, and for Mr. Robbins-Cherry from February 4, 2014. The Service Agreements provide for base salaries, incentive compensation benefits, and, in certain circumstances, severance benefits. Dr. Phillips’ Service Agreement may be terminated upon one years’ prior notice, and Mr. Robbins-Cherry’s Service Agreement may be terminated on six months’ prior notice.

The Service Agreements with each of Dr. Phillips and Mr. Robbins-Cherry provided for initial base salaries of £219,085 and £125,000, respectively. Dr. Phillips’ base salary is subject to increase each April 1 by the percentage increase, if any, in the “All Items Index of Retail Prices” published by the United Kingdom Office for Nation Statistics over the previous year. In the first quarter of 2017, the salary of Dr. Phillips was increased to £280,000 and the salary of Mr. Robbins-Cherry was increased to £165,000. Further, the base salaries of each of Dr. Phillips and Mr. Robbins-Cherry are reviewed annually to consider any increase in salary. The Service Agreements also include a bonus target for Dr. Phillips and Mr. Robbins-Cherry of 50% and 33%, respectively, of their annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of Midatech’s Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. In addition to base salary and bonus, the Service Agreements provide for additional benefits, such as a 10% pension contribution, life insurance, medical insurance, vacation benefits and any other additional benefits as determined by the Midatech Board of Directors from time to time.

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

The Service Agreements also provide the executive officers with certain payments and/or benefits upon certain terminations of employment. If the executive is terminated due to his inability to perform his duties due to illness or other incapacity for a continuous period of three months, or an aggregate period exceeding 100 working days in any period of 12-months, Midatech may, notwithstanding any other provision of the Service Agreement, terminate the executive’s employment upon six months’ written notice. During that period, the executive will not be entitled to receive his salary or any bonus payment, but will be entitled to any benefits owed under the Service Agreement. Further, notwithstanding any notice requirements for termination set forth in the Service Agreements, Midatech may, at any time and in its absolute discretion, terminate the Service Agreement and provide the executive with a payment in lieu of any required notice. The payment will comprise of the executive’s base salary, but will not include any bonus or other benefits, and shall be subject to any tax or insurance deductions. Notwithstanding the foregoing, Midatech may terminate the Service Agreement without notice or payment in lieu thereof if the executive:

·	is guilty of serious misconduct or any other misconduct which affects, or is likely to affect, prejudicially the interests of Midatech or any of its subsidiaries;

·
fails or neglects to efficiently and diligently discharge his duties or commits any serious or repeated breach or non-observance of any of the provisions of the Service Agreement or any share dealing code adopted by Midatech or any of its subsidiaries;

·	has an interim receiving order made against him, becomes bankrupt or makes any composition or enters into any deed of arrangement with his creditors;

·	is charged with an arrestable criminal offense (other than a road traffic offense in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed);

·	is disqualified from holding office in any company by reason of an order of a court of competent jurisdiction;

·	becomes of unsound mind or becomes a patient under any statute relating to mental health;

·
is convicted of an offense under the United Kingdom’s Criminal Justice Act 1993 in relation to insider dealings or under any other present or future statutory enactment or regulations relating to insider dealings;

·	is in breach of the Model Code on directors’ dealings in listed securities, including securities trading on AIM, published by the London Stock Exchange; or

·
commits any other act warranting summary termination at common law including, but not limited to, any act justifying dismissal without notice in the terms of Midatech’s generally applicable disciplinary rules.

Craig Cook. Midatech has entered into a contract of employment (the “Contract of Employment”) with Craig Cook. The Contract of Employment was effective as of July 1, 2014, and provides for Mr. Cook’s base salary, incentive compensation benefits, and compensation surrounding a termination of his employment. The Contract of Employment may be terminated by either Mr. Cook or Midatech with six months prior notice.

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

Service Contracts

Except as described above under “-B. Compensation of Non-Executive Directors” and “-B. Compensation of Executive Officers,” Midatech does not have service contracts with any member of its Board of Directors or executive officers.

D.	Employees

The number of Midatech employees by geographic location and function as of the end of the period for the fiscal years ended December 31, 2016, 2015 and 2014 was as follows:

	As of December 31,
	2016	2015	2014
Business functional area:
Research and development	54	52	26
Sales and marketing	6	7	--
General and administration	19	23	10

Total	79	82	36

	As of December 31,
	2016	2015	2014
Geography:
United Kingdom	37	40	12
North America	14	14	--
Spain	28	28	24

Total	79	82	36

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

Equity Benefit Plans

Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme

In connection with Midatech’s initial public offering in December 2014, Midatech’s Board of Directors established the Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme (the “2014 EMI Scheme”), to allow it to grant options to purchase Ordinary Shares to qualifying employees and directors of Midatech and its subsidiaries (“Plan Participants”), for the purpose of attracting, rewarding and retaining such persons. As of December 31, 2016, Midatech had reserved 2,706,350 of its Ordinary Shares for issuance pursuant to the 2014 EMI Scheme, subject to certain adjustments set forth in the plan.

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

Size of Option Grants and Plan Limits. As of December 31, 2016, Midatech had reserved 2,706,350 of its Ordinary Shares for issuance under the 2014 EMI Scheme. Stock options shall be granted under, and comply with, Schedule 5. This confers tax benefits on stock options up to a certain threshold. That threshold is currently such that when an employee has received and holds stock options with a value at grant of £120,000 or more, he or she may not have any further granted options for three years. In the event that this threshold is exceeded or Midatech ceases to satisfy the qualifying conditions, unapproved options may instead be granted under the terms of the 2014 EMI Scheme. The total value of shares subject to unexercised options at any time may not exceed £3.0 million. All options must be exercised within 10 years from the grant date as set out in the rules of the 2014 EMI Scheme, or as set forth in the applicable option agreement.

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

 Midatech Pharma PLC 2016 United States Option Plan

In 2016, Midatech adopted the Midatech Pharma PLC 2016 United States Option Plan (the “2016 United States Plan”) as a sub-plan of the 2014 EMI Scheme, to set forth the terms and conditions applicable to options that are granted under the 2014 EMI Scheme to eligible employees of Midatech’s United States subsidiaries.  As of December 31, 2016, Midatech had reserved an aggregate of 1,000,000 of its Ordinary Shares for issuance pursuant to the 2016 United States Plan, subject to certain adjustments set forth in the plan, with 304,000 options having been granted.

Administration. The responsibility for the operation and administration of the 2016 United States Plan is vested in either a committee appointed by the Midatech Board of Directors to administer the Plan or the Midatech Board of Directors (the “Committee”).

Eligibility. In order to be eligible to participate as a Plan Participant in the 2016 United States Plan, a person must be an employee of one of Midatech’s United States subsidiaries.  Directors who are not otherwise employed by Midatech or a United States subsidiary of Midatech are not eligible under the 2016 United States Plan.  The Committee may exercise its discretion in selecting the Plan Participants to whom stock options will be granted under the 2014 United States Plan and take into account any factors it deems relevant, including the duties of the individual, the Committee’s assessment of the individual’s present and potential contributions to the success of the Company or its subsidiaries.

Grant of Options. Each grant of options under the 2016 United States Plan must be made pursuant to an award agreement, in such form as the Committee shall determine.  The award agreement must specify the number of shares to which the option pertains, whether the option is an incentive stock option (“ISO”) or a non-qualified stock option, the option price, the term of the option, the conditions upon which the option shall become vested and exercisable, and such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine.  ISOs may be granted only to employees of the Company or a Subsidiary.   Subject to the exceptions in the 2016 United States Plan, or to the extent an option remains exercisable as set forth in the award agreement, an option shall immediately terminate upon the participant’s termination of service with the Company and its subsidiaries for any reason.

Form of Options. The option price per share of options granted under the 2016 United States Plan may be no less than the fair market value per share on the date of grant of the option, subject to certain exceptions for grants of ISOs and the grant of options pursuant to the assumption of, or substitution of another option.

The participant will have no stockholder rights until such time as he is able to exercise the stock option and acquire Ordinary Shares.

Size of Option Grants and Plan Limits. As of December 31, 2016, Midatech had reserved 1,000,000 of its Ordinary Shares for issuance under the 2016 United States Plan.  Issuance of options under the 2016 United States Plan are limited pursuant to the terms of the 2014 EMI Scheme.  Additionally, under the 2016 United States Plan, no individual may be granted options covering in the aggregate more than 100,000 shares in one calendar year.

Adjustments. If there is any reorganization, recapitalization, stock split, stock dividend, extraordinary dividend, spin-off, combination of shares, merger, consolidation or similar transaction or other change in corporate capitalization affecting Midatech’s ordinary shares, equitable adjustments and/or substitutions, as applicable, to prevent the dilution or enlargement of rights may be made by the Committee to the maximum number and kind of ordinary shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

The following table sets forth information, as of December 15, 2016, regarding the beneficial ownership of Ordinary Shares, including:

·	each person that is known by Midatech to be a beneficial owner of 5% or more of Midatech ordinary shares (based on information in our share register and information provided by such persons);

·	each member of Midatech’s Board of Directors;

·	each of Midatech’s executive officers; and

·	all members of Midatech’s Board of Directors and its executive officers, taken as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, Midatech believes, based upon the information provided to Midatech, that the persons and entities named in the table below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 48,699,456 Ordinary Shares outstanding as of March 15, 2017.  Ordinary Shares subject to options currently exercisable or exercisable within 60 days of March 15, 2017 are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Unless otherwise indicated, the address for each holder listed below is Midatech Pharma PLC, 65 Innovation Drive, Milton Park, Abingdon, Oxfordshire, OX14 4RQ, United Kingdom. All holders of Ordinary Shares, including those shareholders listed below, have the same voting rights with respect to such shares.

Name of Beneficial Owner	Amount and Nature Of Ownership (1)	Percent of class
Major Stockholders:
Woodford Fund Management Limited (2)	9,867,629	20.3%
Legal & General Investment Management (3)	6,275,518	12.9%
Ferracom Establishment (4)	3,043,164	6.3%
Hargreave Hale (5)	2,988,055	6.1%

Directors and Executive Officers:
David Benharris	3,808	*
Craig Cook, MB, BCH	37,500	*
Sijmen (Simon) de Vries, M.D.	12,802	*

John Johnston	14,981	*
Michele Luzi (6)	209,468	*
James N. Phillips, MB, ChB	309,396	*
Pavlo (Paul) Protopapa (7)	1,649,334	3.4%
Nicholas Robbins-Cherry	31,750	*
Rolf Stahel	549,942	1.1%
Simon Turton, Ph.D.	209,413	*
Directors and executive officers as a group (10 persons)	3,028,394	6.2%

__________________
*	Less than one percent of the outstanding Ordinary Shares.
(1)
Includes the following Ordinary Shares subject to outstanding stock options exercisable within 60 days of March 10, 2017: 4,000 for Dr. de Vries; 18,796 for Mr. Luzi; 262,500 for Dr. Phillips; 3,808 for Mr. Benharris; 37,500 for Dr. Cook; 31,500 for Mr. Robbins-Cherry; and 358,104 for all current directors and executive officers as a group.

(2)	The principal business address of Woodford Fund Management Limited is 9400 Garsington Road, Oxford, OX4 2HN, United Kingdom.
(3)	The principal business address of Legal & General Investment Management Limited is 1 Coleman St, London, United Kingdom EC2R 5AA.
(4)	The principal business address of Ferracom Establishment is Landstrasse 99, FL 9494, Schaan, Liechtenstein.
(5)	The principal business address of Hargreave Hale is Talisman House, Boardmans Way, Blackpool, FY4 5FY.
(6)	Includes 69,382 Ordinary Shares held by JTC Trustees Limited, of which Mr. Luzi is a beneficiary.
(7)
Includes 1,649,334 Ordinary Shares directly held by Ippon Capital SA. Mr. Protopapa, a director of Ippon Capital SA, disclaims beneficial ownership of all shares held directly by Ippon Capital SA except to the extent of his pecuniary interest therein, if any.

As of March 15, 2017, there were 325 individual holders of record entered in Midatech’s share register. The number of individual holders of record is based exclusively upon Midatech’s share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As of March 15, 2017, 78% of Midatech’s outstanding Ordinary Shares were held in the United Kingdom. As of March 15, 2017, assuming that all of the Ordinary Shares represented by Depositary Shares are held by residents of the United States, approximately 10% of Midatech’s outstanding Ordinary Shares were held in the United States. At such date, there were outstanding 1,830,465 Depositary Shares, each representing two Ordinary Shares, and in the aggregate representing approximately 8% of the outstanding Ordinary Shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose Depositary Shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

Litigation Related to the Merger

In connection with the acquisition of DARA, DARA, its individual Board of Directors, Midatech and two of its Delaware subsidiaries formed solely to facilitate the merger, were named as defendants in purported class action lawsuits brought by alleged DARA stockholders challenging DARA’s proposed merger with Midatech. Three stockholder actions were filed in the Court of Chancery of the State of Delaware, (Steve Schnipper v. David J. Drutz, et al., C.A. No. 11194-VCG, filed June 23, 2015 and amended on August 21, 2015 (the “Schnipper Amended Complaint”); Matthew Quinn v. DARA BioSciences, Inc., et al., C.A. No. 11217-VCG, filed on June 26, 2015; and Eric Edwards v. David J. Drutz, et al., C.A. No. 11262-VCG, filed on July 8, 2015), which were consolidated into one matter, In re DARA BioSciences Stockholder Litigation, Cons. C.A. 11194-VCG (the “Consolidated Delaware Action”), on September 15, 2015. An additional stockholder action was filed in the Superior Court in Wake County, North Carolina (Jacob Presson v. DARA BioSciences, Inc., et al., C.A. 15-CV-009775, filed on July 27, 2015), and on October 1, 2015, the Superior Court in Wake County, North Carolina entered an order staying the North Carolina Complaint at the request of the parties.

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

On January 5, 2016, the Delaware Court of Chancery entered a Stipulation and Order Concerning Plaintiffs’ Voluntary Dismissal of the Action and Plaintiffs’ Counsel’s Anticipated Application for an Award of Attorneys’ Fees and Expenses (the “Dismissal Order”). Pursuant to the Dismissal Order, the Consolidated Delaware Action was dismissed with prejudice as to the named plaintiffs and without prejudice as to the other members of the purported class. The Dismissal Order also provided that the Court of Chancery would retain jurisdiction to determine whether plaintiffs’ counsel was entitled to an award of attorneys’ fees and expenses based on plaintiffs’ argument that certain supplemental disclosures made by DARA were made in response to Plaintiffs’ allegations that Midatech’s Registration Statement on Form F-4 filed August 11, 2015 omitted or misstated certain material information.

On February, 3, 2016, plaintiffs’ counsel in the Consolidated Delaware Action filed their opening brief in support of their petition for a mootness award of attorneys’ fees and reimbursement of expenses. On March 4, 2016, counsel for the defendants filed their answering brief in opposition to plaintiffs’ petition.  The parties discussed the payment of such fees and expenses and, in order to avoid the uncertainties and costs associated with a contested application for attorneys’ fees, Midatech agreed to pay plaintiffs’ counsel a fee in the amount of $100,000 (the “Negotiated Attorney Fee”).  Plaintiffs’ counsel determined that the payment of the Negotiated Attorney Fee negates any need to petition the Court for a fee award.

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

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the Ordinary Shares on AIM in British pounds sterling and United States dollars (rounded to the nearest whole cent). Price per Ordinary Share in United States dollars amounts below have been translated into United States dollars at the noon buying rate of the Federal Reserve Bank of New York on December 30, 2016 of £1.00 to $1.2337.

	British Pounds Sterling (Price per ordinary share)		United States Dollars (Price per ordinary share)
	High	Low	High	Low
Annual:
Year ended December 31, 2014 (1)	£2.85	£2.60	$3.49	$3.19
Year ended December 31, 2015	£3.30	£1.50	$4.04	$1.84
Year ended December 31, 2016	£2.05	£1.01	$2.51	$1.24
Quarterly:
First Quarter 2015	£3.30	£2.65	$4.04	$3.25
Second Quarter 2015	£3.20	£2.60	$3.92	$3.19
Third Quarter 2015	£3.05	£2.65	$3.74	$3.25
Fourth Quarter 2015	£2.85	£1.50	$3.49	$1.84
First Quarter 2016	£2.05	£1.33	$2.51	$1.63

	British Pounds Sterling (Price per ordinary share)		United States Dollars (Price per ordinary share)
	High	Low	High	Low
Second Quarter 2016	£1.85	£1.01	$2.27	$1.24
Third Quarter 2016	£1.90	£1.10	$2.33	$1.35
Fourth Quarter 2016	£1.33	£1.10	$1.63	$1.35
First Quarter 2017	£1.48	£1.16	$1.82	$1.43
Monthly:
October 2016	£1.33	£1.10	$1.63	$1.35
November 2016	£1.29	£1.16	$1.58	$1.42
December 2016	£1.24	£1.10	$1.52	$1.35
January 2017	£1.48	£1.17	$1.83	$1.44
February 2017	£1.35	£1.20	$1.67	$1.48
March 2017	£1.25	£1.16	$1.54	$1.43
April 2017 (through April 3, 2017)	£1.21	£1.18	$1.49	$1.46
___________
(1)	The Ordinary Shares began trading on AIM on December 8, 2014. Prior to that, no established market for Ordinary Shares existed.

On April 3, 2017, the last reported sales price of an Ordinary Share on AIM was £1.19 ($1.47).

The Depositary Shares, each representing two Ordinary Shares, have been trading on the NASDAQ Capital Market under the symbol “MTP” since December 7, 2015. The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the Depositary Shares on the NASDAQ Capital Market in United States Dollars.

	United States Dollars (Price per Depositary Share)
	High	Low
Annual:
Year Ended December 31, 2015 (1)	$8.09	$4.09
Year Ended December 31, 2016	$5.72	$2.40
Quarterly:
Fourth Quarter 2015	$8.09	$4.09
First Quarter 2016	$5.72	$3.33
Second Quarter 2016	$5.44	$2.62
Third Quarter 2016	$4.42	$2.69
Fourth Quarter 2016	$3.25	$2.40
First Quarter 2017	$3.65	$2.42
Monthly:
October 2016	$3.25	$2.72
November 2016	$3.21	$2.67
December 2016	$2.92	$2.40
January 2017	$3.65	$2.66
February 2017	$3.27	$2.62
March 2017	$2.95	$2.42
April 2017 (through April 3, 2017)	$2.80	$2.66

______
(1)          The Depositary Shares began trading on The NASDAQ Capital Market on December 7, 2015. Prior to that, no established market for the Depositary Shares existed.

On April 3, 2017, the last reported sales price of a Depositary Share on the NASDAQ Capital Market was $2.70.

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

Taxation in the United States

The following is a summary of material United States federal income tax consequences of the ownership and disposition of Depositary Shares by United States holders (as defined below). This summary is for general information only and is not tax advice. Each investor should consult its tax advisor with respect to the tax consequences of the ownership and disposition of Depositary Shares.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings, and judicial interpretations thereof, and the Convention Between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital Gains of 2001, as amended (the “United States-U.K. Treaty”), all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

For purposes of this discussion, the term “United States holder” means a holder of Depositary Shares that is, for United States federal income tax purposes:

·	an individual who is a citizen or resident of the United States;

·	a corporation or other entity taxable as a corporation that is created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

·	an estate the income of which is subject to United States federal income taxation regardless of its source; or

·
any trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) such trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary addresses only the United States federal income tax considerations for United States holders that acquire and hold the Depositary Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to holders that are subject to special treatment under the United States federal income tax laws (including, for example, banks, financial institutions, underwriters, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting for their securities, persons subject to the alternative minimum tax, persons that have a functional currency other than the United States dollar, tax-exempt organizations (including private foundations), mutual funds, subchapter S corporations, partnerships or other pass-through entities for United States federal income tax purposes, certain expatriates, corporations that accumulate earnings to avoid United States federal income tax, persons who hold Depositary Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, persons who acquire Depositary Shares through the exercise of options or other compensation arrangements, persons who own (or are treated as owning) 10% or more of the outstanding voting stock of Midatech, or persons who are not United States holders). In addition, this discussion does not address any aspect of state, local, foreign, estate, gift or other tax law that may apply to holders of Depositary Shares.

The United States federal income tax treatment of a partner in a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) generally will depend on the status of the partner and the activities of the partnership. A partner in such a partnership should consult its tax advisor regarding the associated tax consequences.

Consequences Relating to Ownership and Disposition of Depositary Shares

Ownership of Depositary Shares. For United States federal income tax purposes, a holder of Midatech Depositary Shares will generally be treated as if such holder directly owned the ordinary shares represented by such Midatech Depositary Shares.

Distributions on Depositary Shares. Subject to the discussion below under “-Passive Foreign Investment Company Rules,” the gross amount of any distribution on Depositary Shares (including withheld taxes, if any) made out of Midatech’s current or accumulated earnings and profits (as determined for United States federal income tax purposes) will generally be taxable to a United States holder as dividend income on the date such distribution is actually or constructively received. Any such dividends paid to corporate United States holders generally will not qualify for the dividends received deduction that may otherwise be allowed under the Code. Distributions in excess of Midatech’s current and accumulated earnings and profits would generally be treated first as a non-taxable return of capital to the extent of the United States holder’s basis in the Depositary Shares, and thereafter as capital gain. However, since Midatech does not calculate its earnings and profits under United States federal income tax principles, it is expected that any distribution on Depositary Shares will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Dividends paid in currencies other than the United States dollar, if any, will generally be taxable to a United States holder as ordinary dividend income in an amount equal to the United States dollar value of the currency received on the date such distribution is actually or constructively received. Such United States dollar value must be determined using the spot rate of exchange on such date, regardless of whether the non-United States currency is actually converted into United States dollars on such date. The United States holder may realize exchange gain or loss if the currency received is converted into United States dollars after the date on which it is actually or constructively received. In general, any such gain or loss will be ordinary and will be treated as from sources within the United States for United States foreign tax credit purposes.

Subject to the discussion below under “-3.8% Medicare Tax on Net Investment Income,” dividends received by certain non-corporate United States holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, currently at a maximum rate of 20%, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a foreign corporation will generally be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the Depositary Shares, which are listed on NASDAQ, would be considered readily tradable on an established securities market in the United States. However, there can be no assurance that the Depositary Shares will be considered readily tradable on an established securities market in future years. A foreign corporation is also treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which is determined by the United States Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The United States Treasury Department has determined that the United States-U.K. Treaty meets these requirements. Midatech would not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year, as discussed below under “-Passive Foreign Investment Company Rules.”

Subject to certain conditions and limitations, non-United States taxes, if any, withheld on dividends paid by Midatech may be treated as foreign taxes eligible for a credit against a United States holder’s United States federal income tax liability under the United States foreign tax credit rules. The rules governing the United States foreign tax credit are complex, and United States holders should consult their tax advisors regarding the availability of the United States foreign tax credit under their particular circumstances.

Sale of Depositary Shares. A United States holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of Midatech Depositary Shares in an amount equal to the difference between the amount realized on the disposition and such holder’s tax basis in the shares. Subject to the discussion below under “-Passive Foreign Investment Company Rules,” any gain or loss recognized by a United States holder on a taxable disposition of Midatech Depositary Shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such share exceeds one year at the time of the disposition. The deductibility of capital losses is subject to limitations.

For a cash basis taxpayer, units of foreign currency received will generally be translated into United States dollars at the spot rate on the settlement date of the sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such sale. An accrual basis taxpayer may elect to apply the same rules applicable to cash basis taxpayers with respect to the sale of Midatech Depositary Receipts that are traded on an established securities market, provided that the election must be applied consistently from year to year and cannot be changed without the consent of the IRS. For an accrual method taxpayer who does not make such an election, units of foreign currency received will generally be translated into United States dollars at the spot rate on the trade date of the sale. Such an accrual basis taxpayer may recognize foreign currency exchange gain or loss based on currency fluctuations between the trade date and the settlement date of such sale. In general, any such gain or loss will be ordinary and will be treated as from sources within the United States for United States foreign tax credit purposes.

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

Classification of a foreign corporation as a PFIC can have various adverse United States tax consequences to United States holders, including taxation of gain on a sale or other disposition of the shares of the corporation at ordinary income rates and imposition of an interest charge on gain or on distributions with respect to the shares. Unless a United States holder of PFIC shares elects to be taxed annually on a mark-to-market basis or makes a “qualified electing fund” election with respect to the shares and certain other requirements are met, gain realized on the sale or other disposition of PFIC shares would generally not be treated as capital gain. Instead, the United States holder would be treated as if the United States holder had realized such gain ratably over the holder’s holding period for the PFIC shares. The amounts allocated to the taxable year of sale or other disposition and to any year before the foreign corporation became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such year, together with an interest charge in respect of the tax attributable to each such year. Similar rules apply to the extent any distribution in respect of PFIC shares exceeds 125% of the average annual distribution on such PFIC shares received by the shareholder during the preceding three years or holding period, whichever is shorter. With certain exceptions, a foreign corporation is treated as a PFIC with respect to a shareholder if the corporation was a PFIC with respect to the shareholder at any time during the shareholder’s holding period of the foreign corporation’s stock. Dividends paid to with respect to shares of a PFIC are not eligible for the special tax rates applicable to qualified dividend income of certain non-corporate holders. Instead, such dividend income is taxable at rates applicable to ordinary income. If Midatech were to be classified as a PFIC for any taxable year in which a United States holder held the Depositary Shares, the PFIC regime described above generally would apply.

If Midatech were to be treated as a PFIC, the tax consequences described above could be avoided by a “mark-to-market” election. A United States holder making a “mark-to-market” election (assuming the requirements for such an election are satisfied) generally would (i) be required to include as ordinary income the excess of the fair market value of the Depositary Shares on the last day of the United States holder’s taxable year over the United States holder’s adjusted tax basis in such Depositary Shares and (ii) be allowed a deduction in an amount equal to the lesser of (A) the excess, if any, of the United States holder’s adjusted tax basis in the Depositary Shares over the fair market value of such Depositary Shares on the last day of the United States holder’s taxable year or (B) the excess, if any, of the amount included in income because of the election for prior taxable years over the amount allowed as a deduction because of the election for prior taxable years. In addition, upon a sale or other taxable disposition of Depositary Shares, a United States holder would recognize ordinary income or loss (which loss could not be in excess of the amount included in income because of the election for prior taxable years over the amount allowed as a deduction because of the election for prior taxable years). If Midatech were to be treated as a PFIC, different rules would apply to a United States holder making a “qualified electing fund” election with respect to Depositary Shares. However, because Midatech does not intend to prepare or provide the information that would permit the making of a valid “qualified electing fund” election, such an election will not be available to United States holders.

United States holders are urged to consult their own tax advisors about the PFIC rules, including the availability of the “mark-to-market” election.

3.8% Medicare Tax on “Net Investment Income”

A 3.8% tax, or “Medicare Tax,” is imposed on all or a portion of “net investment income,” which may include any gain realized or amounts received with respect to Depositary Shares, received by (i) United States holders that are individuals with modified adjusted gross income in excess of $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return, and (ii) certain estates and trusts. United States holders should consult their own tax advisors with respect to the applicability of the Medicare Tax.

Information Reporting and Backup Withholding

United States holders may be subject to information reporting requirements and may be subject to backup withholding with respect to dividends on Depositary Shares and on the proceeds from the sale, exchange, or disposition of Depositary Shares unless the United States holder provides an accurate taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax and amounts withheld may be allowed as a credit against the United States holder’s United States federal income tax liability and may entitle the United States holder to a refund, provided that certain required information is timely furnished to the IRS.

Foreign Asset Reporting

United States holders who are individuals and who own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include securities issued by a non-United States issuer (which would include the Depositary Shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Individuals who fail to report the required information could be subject to substantial penalties, and such individuals should consult their own tax advisors concerning the application of these rules to their investment in Depositary Shares.

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

Foreign exchange risk also arises when individual Midatech entities enter into transactions denominated in a currency other than their functional currency; Midatech’s transactions outside the United Kingdom to the United States and Europe drive foreign exchange movements where suppliers invoice in currency other than British pounds sterling. These transactions are not hedged because the cost of doing so is disproportionate to the risk.

As December 31, 2015, the Group’s exposure to foreign exchange risk was not considered significant. However, due to significant currency fluctuations during the year ended December 31, 2016, particularly in respect of British pounds sterling against the US dollar and British pounds sterling against the Euro, Midatech’s foreign exchange risk was significant. The Group’s net assets arising from such overseas operations are exposed to currency risk resulting in gains or losses on retranslation into sterling. Given the levels of materiality, the Group does not hedge its net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

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

· to any person to whom Depositary Shares are issued or to any person to whom a distribution is made in respect of Depositary Share distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to US$0.05 per Depositary Share issued

· to any person surrendering Depositary Shares for withdrawal of deposited securities or whose Depositary Shares are cancelled or reduced for any other reason including, inter alia, cash distributions made pursuant to a cancellation or withdrawal
Up to US$0.05 per Depositary Share cancelled

· Distribution of cash dividends	Up to US$0.05 per Depositary Share held

· Distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per Depositary Share held

· Distribution of Depositary Shares pursuant to exercise of rights.	Up to US$0.05 per Depositary Share held

· Depositary services	Up to US$0.05 annually per Depositary Share held on the applicable record date(s) established by the depositary bank

In addition, Depositary Share holders, beneficial owners of Depositary Shares, persons depositing Ordinary Shares for deposit and persons surrendering Depositary Shares for cancellation and withdrawal of deposited securities will be required to pay the following charges:

·	taxes (including applicable interest and penalties) and other governmental charges;

·
such registration fees as may from time to time be in effect for the registration of Ordinary Shares or other deposited securities with Midatech’s share registrar and applicable to transfers of Ordinary Shares or other deposited securities to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

·
such cable, telex, facsimile and electronic transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing Ordinary Shares or Depositary Share holders and beneficial owners of Depositary Shares;

·
the expenses, fees and other charges incurred by the Depositary in the conversion of foreign currency, including, without limitation, the expenses, fees and other charges imposed by any affiliate of the Depositary (which may, in its sole discretion, act in a principal capacity in such transaction) that may be utilized in connection therewith;

·
such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Ordinary Shares, deposited securities, Depositary Shares and American Depositary Receipts;

·
the fees and expenses incurred by the Depositary in connection with the delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable; and

·
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

Payment of Taxes

Holders of Depositary Shares will be responsible for any taxes or other governmental charges payable, or which become payable, on their Depositary Shares or on the deposited securities represented by any of their Depositary Shares. The depositary may refuse to register or transfer the Depositary Shares or allow a holder to withdraw the deposited securities represented by the Depositary Shares until such taxes or other charges are paid. It may apply payments owed to a holder of Depositary Shares or sell deposited securities represented by the Depositary Shares to pay any taxes owed and such holder will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of Depositary Shares to reflect the sale and pay to the holder any net proceeds, or send to the holder any property, remaining after it has paid the taxes. Each holder of Depositary Shares agrees to indemnify Midatech, the Depositary, the custodian and each of their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes and additions to tax (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for or by such holder. A holder’s obligations under this paragraph shall survive any transfer of American Depositary Receipts, any surrender of American Depositary Receipts and withdrawal of deposited securities or the termination of the deposit agreement.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES.

A.	Disclosure Controls and Procedures

Midatech has carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the Company’s management, which is responsible for the management of the internal controls, and which includes Midatech’s Chief Executive Officer and Chief Financial Officer (Midatech’s principal executive officer and principal financial officer, respectively). The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Based upon our evaluation of our disclosure controls and procedures as of January 31, 2017, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of the Chief Executive Officer and the Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with International Financial Reporting Standards.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2016 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our management has concluded that there was a material weakness in the design and operating effectiveness of our internal controls over financial reporting as of December 31, 2016.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.  A description of the identified material weakness in internal control over financial reporting is as follows:

•
The incorrect presentation of credits for product returns, rebates, discounts and other incentives based on sales price throughout 2016 as part of cost of sales as opposed to being shown as deductions from revenue.

In the case of this material weakness, Midatech had incorrectly mapped such amounts from our trial balance to our financial statements as cost of sales instead of as a reduction of revenues, and we did not prevent this error from being recorded, nor did we detect it after it had occurred.

               In addition to the material weaknesses described above, Midatech also disclosed a material weakness in its Annual Report on Form 20-F for the year ended December 31, 2015 related to the accounting treatment for a non-routine, complex transaction relating to the fair value of share options and warrants assumed by Midatech being required to be treated as a derivative financial liability rather than as an equity instrument. The assumption of these options and warrants was associated with the acquisition of DARA.  Midatech believes this weakness has been appropriately remediated in fiscal 2016.

Although Midatech has instituted remedial measures to address the material weaknesses identified and to continually review and evaluate its internal control systems to allow management to report on the sufficiency of our internal control over financial reporting, Midatech cannot assure you that it will not discover additional weaknesses in its internal control over financial reporting. Any such additional weaknesses or failure to adequately remediate any existing weakness could materially and adversely affect Midatech’s financial condition and results of operations, as well as Midatech’s ability to accurately report its financial condition and results of operations in a timely and reliable manner.

Additionally, the material weaknesses described above, or other material weaknesses or significant deficiencies Midatech may become aware of in the future, could result in Midatech determining that its controls and procedures are not effective in future periods or could result in a material misstatement of the consolidated financial statements that would not be prevented or detected.

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

Remediation efforts to address material weakness identified as at December 31, 2015

The material weakness disclosed in our annual report on Form 20-F for the year ended December 31, 2015 pertaining to a deficiency in the design of internal controls relating to the accounting treatment for a non-routine, complex transaction relating to the fair value of share options and warrants assumed by Midatech being required to be treated as a derivative financial liability rather than as an equity instrument. The assumption of these options and warrants was associated with the acquisition of DARA. The specific remediation actions taken by management included:

•
Implementing additional controls and procedures to facilitate senior management and audit committee review in order to remediate the underlying causes of the material error in Midatech’s financials; and

•
Seeking outside assistance, as necessary, from third party experts when or if Midatech enters into or effects future, non-routine transactions which involve complex accounting and related disclosure matters.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of Midatech’s registered public accounting firm as it is an emerging growth company.

D.	Changes in Internal Control Over Financing Reporting

Midatech regularly reviews its system of internal control over financial reporting to ensure it maintain an effective internal control environment. Other than the changes discussed above, there were no changes in Midatech’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2016 that materially affected, or is reasonably likely to materially affect, Midatech’s internal control over financial reporting.

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

The following table sets forth by category of service the total fees for services provided to us by BDO LLP, our independent registered public accounting firm, during the fiscal years ended December 31, 2016 and 2015.

	2016	2015
	(£’s in thousands)
Audit Fees(1)	311	674
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	7
All Other Fees(4)	-	-
Total	311	681

______________

(1)
Audit fees consist of the aggregate fees billed in connection with the audit and UK statutory audit of Midatech’s annual consolidated financial statements, the issuance of comfort letters, interim reviews of Midatech’s half-yearly financial information and the listing of the Depositary Shares on NASDAQ.

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

Companies with securities listed on NASDAQ are required to comply with United States federal securities laws, including the Sarbanes-Oxley Act of 2002, as well as certain NASDAQ rules and corporate governance requirements. As a foreign private issuer, however, Midatech is entitled to follow our home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to United States federal securities laws. The United Kingdom laws and practices followed by Midatech in lieu of NASDAQ rules are described below:

·
Midatech does not follow NASDAQ’s requirements applicable to independent director oversight of director nominations, which require that director nominees either be selected or recommended by independent directors. In accordance with United Kingdom law and practice, the Company’s directors are nominated by the Nominations Committee, which is comprised of all of the directors of the company.

·
Midatech does not follow NASDAQ’s requirement that the compensation committee be comprised of Independent Directors, as defined under Rule 5605(a)(2). One of the members of Midatech’s compensation committee, Mr. Stahel, is not considered independent under the applicable NASDAQ rule. He is, however, considered to be independent under United Kingdom law and practice.

·
Midatech does not require that the compensation committee consider the specific factors affecting consultant independence that are set forth in NASDAQ Rule 5605(d)(3)(D). Midatech’s compensation committee may engage independent compensation consultants at its discretion.

·
Midatech does not follow NASDAQ’s requirements that non-executive directors meet on a regular basis without management present. Midatech’s Board of Directors may choose to meet in executive session at their discretion.

·
Midatech does not follow NASDAQ’s quorum requirements for stockholder meetings. In accordance with United Kingdom law and practice, Midatech’s Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

·
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

The financial statements of the Company included in this Annual Report do not constitute statutory financial statements within the meaning of the UK Companies Act 2006.  The Company’s statutory financial statements have been reported on by BDO LLP, independent auditors, under applicable law and the International Standards on Auditing (United Kingdom and Ireland). The Independent Auditors’ Report of BDO LLP on the statutory financial statements for each of the years ended December 31, 2016, 2015 and 2014 was unqualified.

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

4.2*††
Loan Agreement dated as of February 23, 2017, between Midatech Pharma PLC, Midatech Ltd., Midatech Pharma (Wales) Limited, and Midatech Pharma US Inc. as the Original Borrowers, Midatech Pharma PLC, Midatech Ltd., Midatech Pharma (Wales) Limited, and Midatech Pharma US Inc. as the Original Guarantors, and Silicon Valley Bank as the Bank.

4.3*	Warrant Instrument, dated as of February 24, 2017, constituting warrants to subscribe for ordinary shares in Midatech Pharma PLC.
4.4*	Debenture, dated as of February 24, 2017, between Midatech Pharma PLC, Midatech Ltd., and Midatech Pharma (Wales) Limited as the Original Chargors and Silicon Valley Bank as the Bank.
4.5#
Midatech Pharma PLC 2016 United States Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-214969), filed with the SEC on December 8, 2016).

4.6#
Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.7#	Form of Option Agreement (included in Exhibit 4.6).
4.8
Form of Warrant Exchange Agreement dated as of November 28, 2014, by and between Midatech Pharma PLC and certain warrantholders of Midatech Limited (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.9
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

4.15
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

4.16†
Asset Purchase Agreement, dated as of December 17, 2015, by and between Galena Biopharma, Inc. and Midatech Pharma PLC (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-37652), filed with the SEC on April 14, 2016).

4.17†
License and Supply Agreement dated as of July 17, 2014, by and between MonoSol RX, LLC and Galena Biopharma, Inc. (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-37652), filed with the SEC on April 14, 2016).

4.18†
License and Supply Transfer Agreement dated as of December 16, 2015, by and between MonoSol RX, LLC and Galena Biopharma, Inc. (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-37652), filed with the SEC on April 14, 2016).

4.19†
Distribution and Licence Agreement dated as of September 7, 2012, by and between Helsinn Healthcare SA and DARA BioSciences, Inc. (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-37652), filed with the SEC on April 14, 2016).

4.20†
Commercialization Agreement dated as of March 9, 2015, by and between Onxeo S.A. and DARA BioSciences, Inc. (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-37652), filed with the SEC on April 14, 2016).

4.21†
Master Service Agreement, dated as of October 25, 2013, by and between DARA Biosciences, Inc. and Alamo Pharma Services, Inc. including the Sales Representative Sharing Agreement by and among DARA Biosciences Inc., Alamo Pharma Services, Inc. and Mission Pharmacal Company (attached as Exhibit A), and the Co-Promotion Agreement by and among DARA BioSciences, Inc., Alamo Pharma Services, Inc. and Mission Pharmacal Company (attached as Attachment B) (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-37652), filed with the SEC on April 14, 2016).

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

4.25#
Executive Employment Agreement dated as of January 1, 2016, by and between Midatech Pharma US, Inc. and David Benharris (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-37652), filed with the SEC on April 14, 2016).

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

4.30#
Contract of Employment dated September 1, 2014 by and between Midatech Limited and Craig Cook (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-37652), filed with the SEC on April 14, 2016).

8.1*	Subsidiaries of Midatech Pharma PLC.
12.1*	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO LLP, independent registered public accounting firm.
___________
* Filed herewith.
# Management contract or compensatory plan or arrangement.
† Confidential treatment has been granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
††Confidential treatment has been requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIDATECH PHARMA PLC
(Registrant)

By:	/s/ James N. Phillips
Name:	James N. Phillips
Title:	Chief Executive Officer

Date: April 6, 2017

MIDATECH PHARMA PLC

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Midatech Pharma PLC
Abingdon, United Kingdom

We have audited the accompanying consolidated statements of financial position of Midatech Pharma PLC and its subsidiaries as at 31 December 2016, 2015 and 2014 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midatech Pharma PLC at 31 December 2016, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ BDO LLP

BDO LLP
Reading, United Kingdom
3 April 2017

Midatech Pharma PLC

Consolidated statements of comprehensive income
for the years ended 31 December 2016, 2015 and 2014

	Note	2016	2015	2014
		£’000	£’000	£'000

Revenue	3	6,376	775	25
Grant revenue		547	600	132
Total revenue		6,923	1,375	157
Cost of sales		(667)	(70)	-
Gross profit		6,256	1,305	157
Research and development costs		(6,684)	(5,920)	(3,639)
Distribution costs, sales and marketing	4	(9,523)	(374)	-
Administrative costs	4	(9,222)	(7,929)	(4,405)
Impairment of intangible assets	10	(11,413)	-	(1,800)

Loss from operations	4	(30,586)	(12,918)	(9,687)

Finance income	6	1,337	1,691	8
Finance expense	6	(73)	(5)	(161)

Loss before tax		(29,322)	(11,232)	(9,840)

Taxation	7	9,160	1,133	1,018

Loss for the year attributable to the owners of the parent		(20,162)	(10,099)	(8,822)

Other comprehensive income:

Items that will or may be reclassified subsequently to profit or loss when specific conditions are met:
Exchange gains/(losses) arising on translation of foreign operations		3,228	399	(151)

Total other comprehensive income/(loss), net of tax		3,228	399	(151)

Total comprehensive loss attributable to the owners of the parent		(16,934)	(9,700)	(8,973)
Loss per share
Basic and diluted loss per ordinary share - pence	8	(56p )	(36p )	(98p )

The notes form an integral part of these consolidated financial statements

Midatech Pharma PLC

Consolidated statements of financial position
at 31 December 2016, 2015 and 2014

	Note	2016	2015	2014
Assets		£’000	£’000	£’000
Non-current assets
Property, plant and equipment	9	2,766	1,984	1,516
Intangible assets	10	31,172	41,339	13,094
Other receivables due in greater than one year	17	448	387	425
		34,386	43,710	15,035
Current assets
Inventories	19	817	459	-
Trade and other receivables	17	2,439	2,496	462
Taxation		1,439	1,201	841
Cash and cash equivalents	18	17,608	16,175	30,325
		22,303	20,331	31,628
Total assets		56,689	64,041	46,663
Liabilities
Non-current liabilities
Borrowings	21	1,620	1,508	1,488
Deferred tax liability	24	-	6,547	354
		1,620	8,055	1,842
Current liabilities
Trade and other payables	20	8,407	7,084	2,341
Borrowings	21	538	442	491
Derivative financial liability – equity settled	22	400	1,573	-
		9,345	9,099	2,832
Total liabilities		10,965	17,154	4,674

Issued capital and reserves attributable to owners of the parent
Share capital	25	1,002	1,002	1,001
Share premium	26	47,211	31,643	31,643
Merger reserve	26	53,003	52,803	37,776
Shares to be issued	26	-	200	800
Foreign exchange reserve	26	3,618	390	(9)
Accumulated deficit	26	(59,110)	(39,151)	(29,222)
Total equity		45,724	46,887	41,989
Total equity and liabilities		56,689	64,041	46,663

The financial statements were approved and authorised for issue by the Board of Directors on 3 April 2017 and were signed on its behalf by:

Nick Robbins-Cherry
Chief Financial Officer

The notes form an integral part of these consolidated financial statements

Midatech Pharma PLC

Consolidated statements of cash flows
for the years ended 31 December 2016, 2015 and 2014

	Note	2016	2015	2014
		£’000	£’000	£'000
Cash flows from operating activities
Loss for the year		(20,162)	(10,099)	(8,822)
Adjustments for:
Depreciation of property, plant and equipment	9	772	501	321
Amortisation of intangible fixed assets	10	3,583	236	1
Loss on disposal of fixed assets		-	-	89
Net interest (income)/expense	6	(1,264)	(1,686)	153
Impairment of product and marketing rights	14	11,413	-	-
Impairment of IPRD	14	-	-	1,800
Gain on bargain purchase	13	-	(165)	-
Share based payment expense	5	203	170	-
Taxation	7	(9,160)	(1,133)	(1,018)

Cash flows from operating activities before changes in working capital		(14,615)	(12,176)	(7,476)

Increase in inventories		(237)	(62)	-
(Increase)/Decrease in trade and other receivables		(242)	(1,540)	761
Increase in trade and other payables		358	711	466

Cash used in operations		(14,736)	(13,067)	(6,249)
Taxes received		1,650	646	794
Net cash used in operating activities		(13,086)	(12,421)	(5,455)
Investing activities
Purchases of property, plant and equipment		(1,347)	(922)	(1,030)
Purchase of intangibles		(19)	(3)	-
Acquisition of subsidiary, net of cash acquired	12	-	1,867	115
Acquisition of business, net of cash acquired	13	-	(2,528)	-
Interest received		164	53	8
Net cash used in investing activities		(1,202)	(1,533)	(907)
Financing activities
Interest paid		(74)	(5)	(48)
Payments to finance lease creditors		(69)	(49)	(48)
Repayment of borrowings		(235)	(165)	(346)
New bank loan		65	-	-
Loan finance raised		-	-	890
Share issues net of costs	18	15,568	-	33,852
Net cash generated from/(used in) financing activities		15,255	(219)	34,300

Net increase/(decrease) in cash and cash equivalents		967	(14,173)	27,938

Cash and cash equivalents at beginning of year		16,175	30,325	2,387

Exchange gains on cash and cash equivalents		466	23	-
Cash and cash equivalents at end of year	18	17,608	16,175	30,325

The notes form an integral part of these consolidated financial statements.

Midatech Pharma PLC

Consolidated statements of changes in equity
for the years ended 31 December 2016, 2015 and 2014

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£’000	£'000	£'000	£'000

At 1 January 2016	1,002	31,643	52,803	200	390	(39,151)	46,887

Loss for the year	-	-	-	-	-	(20,162)	(20,162)
Foreign exchange translation	-	-	-	-	3,228	-	3,228

Total comprehensive loss	-	-	-	-	3,228	(20,162)	(16,934)
Transactions with owners

Shares issued on 31 October	-	16,673	-	-	-	-	16,673
2016 – note 18	-		-	-	-	-
Costs associated with share issue – note 18		(1,105)					(1,105)
Share option charge	-	-	-	-	-	203	203

Shares issued as deferred consideration for business combination	-		200	(200)	-	-	-
Total contribution by and distributions to owners	-	15,568	200	(200)	-	203	15,771

At 31 December 2016	1,002	47,211	53,003	-	3,618	(59,110)	45,724

The notes form an integral part of these consolidated financial statements.

Midatech Pharma PLC

Consolidated statements of changes in equity
for the years ended 31 December 2016, 2015 and 2014

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

Midatech Pharma PLC

Consolidated statements of changes in equity
for the years ended 31 December 2016, 2015 and 2014

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total Equity
	£'000	£'000	£’000	£'000	£'000	£'000	£'000

At 1 January 2014	-	21,018	-	-	142	(20,400)	760

Loss for the year	-	-	-	-	-	(8,822)	(8,822)
Foreign exchange translation	-	-	-	-	(151)	-	(151)

Total comprehensive loss	-	-	-	-	(151)	(8,822)	(8,973)

Issue of Midatech Limited shares - pre-share for share exchange	-	3,202	-	-	-	-	3,202
Transfer to merger reserve on the merger of Midatech Pharma plc and Midatech Limited – 31 October 2014	-	(24,220)	24,220	-	-	-	-
Transfer of A Preference shares from liability to equity (28 October 2014) and subsequent conversion to Deferred shares – 8 December 2014	1,000	-	-	-	-	-	1,000
Issue of shares to settle A Preference share accrued dividend – 8 December 2014	-	994	-	-	-	-	994
Shares issued as consideration for a business combination – 8 December 2014	-	-	13,556	-	-	-	13,556
Shares to be issued as consideration for a business combination – 8 December 2014	-	-	-	800	-	-	800
Issue of shares on placing – 8 December 2014	1	32,000	-	-	-	-	32,001
Costs associated with share placing	-	(1,351)	-	-	-	-	(1,351)

Total contribution by and distributions to owners	1,001	10,625	37,776	800	-	-	50,202

At 31 December 2014	1,001	31,643	37,776	800	(9)	(29,222)	41,989

The notes form an integral part of these consolidated financial statements.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

1	Accounting policies

General information

Midatech Pharma PLC (the "Company") is a company domiciled in England. The Company was incorporated on 12 September 2014.

The Company is a public limited company, which has been listed on the Alternative Investment Market (“AIM”), which is a submarket of the London Stock Exchange, since 8 December 2014.

In addition, since 4 December 2015 the Company has American Depository Receipts (“ADRs”) registered with the US Securities and Exchange Commission (“SEC”). The ADRs are listed on The NASDAQ Capital Market.

Basis of preparation

The Group was formed on 31 October 2014 when Midatech Pharma PLC entered into an agreement to acquire the entire share capital of Midatech Limited and its wholly owned subsidiaries through the issue equivalent of shares in the Company which took place on 13 November 2014.

The acquisition of the Midatech subsidiaries on 13 November 2014 was outside the scope of IFRS 3 “Business combinations” and was treated under the principles of merger accounting as set out under United Kingdom Generally Accepted Accounting Practice.

Accordingly, although the units which comprise the Group did not form a legal group for the entire comparative period ended 31 December 2014, and the 2014 results comprise the results of the subsidiary companies as if the Group had been in existence throughout the entire period.

These financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB) and as adopted by the European Union ("adopted IFRSs") and are presented in £’000’s Sterling.

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the periods presented.

Adoption of new and revised standards

A number of new standards, amendments to standards, and interpretations are not effective for 2016, and therefore have not been applied in preparing these accounts.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted.

IFRS 9 requires the Company to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Company expects to apply the simplified approach and record lifetime expected losses on all trade receivables.

The Company plans to adopt the new standard on the required effective date. The Company expects no significant impact on its balance sheet and equity.

The Company does not expect a significant impact on its balance sheet or equity on applying the classification and measurement requirements of IFRS 9.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

1	Accounting policies (continued)

Adoption of new and revised standards (continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. The Company plans to adopt the new standard on the required effective date. The Company has not yet performed a preliminary assessment of IFRS 15, but plans to do so by the end of Q3 which will then be subject to changes arising from a more detailed ongoing analysis. Once the analysis is performed the transition method will be chosen. Based on the current sales contracts, both methods are feasible from implementation perspective. Furthermore, the Company is considering the clarifications issued by the IASB in April 2016 and will monitor any further developments.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019, subject to endorsement by the European Union. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

During 2017 the Company plans to assess the potential effect of IFRS 16 on its consolidated financial statements. To see the volume of operating leases please refer to note 27.

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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

1	Accounting policies (continued)

Basis for consolidation

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

The loss and other comprehensive income of Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc) acquired in December 2015 is recognised from the effective date of acquisition (i.e. 4 December 2015).  Similarly, the loss and other comprehensive income of Zuplenz®, acquired as a business by the Company, is recognised from the 24 December 2015.

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Midatech Pharma PLC	Ultimate holding company
Midatech Limited	Trading company
Midatech Pharma (Espana) SL (formerly Midatech Biogune SL)	Trading company
Midatech Andalucia SL	Dormant
PharMida AG	Dormant
Midatech Pharma (Wales) Limited (formerly Q Chip Limited)	Trading company
Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc.)	Trading company
Dara Therapeutics, Inc.	Dormant
Midatech Pharma Pty	Trading company

Going concern

The Group is subject to a number of risks similar to those of other development and early-commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenues from the existing product portfolio and in due course the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of its pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfil the Group’s commercial and development activities and generating a level of revenue adequate to support the Group's cost structure.

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. As at 31 December 2016 the Group had total equity of £45.72m which includes an accumulated deficit of £59.11m, it incurred a net loss after tax for the year to 31 December 2016 of £20.16m and used cash in operating activities of £13.09m for the same period. As at 31 December 2016, the Group had cash and cash equivalents of £17.61m.

The future viability of the Group is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations or to successfully obtain regulatory approval to allow marketing of the Group's development products. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for a period including twelve months from the date of approval of this interim financial information. These forecasts show that the Group has sufficient cash resources for at least the next 12 months. The Directors therefore consider it appropriate to continue to adopt the going concern basis in preparing the financial information.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

1	Accounting policies (continued)

Revenue

The Group’s income streams include milestone income from research and development contracts and the sale of goods. Milestone income is recognised as revenue in the accounting period in which the milestones are achieved. Milestones are agreed on a project by project basis and will be evidenced by set deliverables.

Revenue from the sales of goods by Midatech Pharma US, Inc. is recognised when the significant risks and rewards of ownership are transferred to the buyer and it is probable the previously agreed upon payment will be received. It represents the full list price of products shipped to wholesalers and other customers less product returns, discounts, rebates and other incentives based on the sales price. These criteria are considered to be met when the goods are delivered to the buyer.

Sales to wholesalers provide for selling prices that are fixed on the date of sale, although Midatech Pharma US, Inc offers certain discounts to group purchasing organisations and governmental programs.  The wholesalers take title to the product, bear the risk and rewards and have ownership of the inventory. The group has sufficient experience with their material wholesaler distribution channel to reasonably estimate product returns from its wholesalers while the wholesalers are still holding inventory.

Grant revenue

Where grant income is received, which is not a direct re-imbursement of related costs and at the point at which the conditions have been met for recognition as income, this has been shown within grant revenue.

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

Business combinations and externally acquired intangible assets

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date at which the Group obtains control over the entity. The cost of an acquisition is measured as the amount of the consideration transferred to the seller, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. The Group measures goodwill initially at cost at the acquisition date, being:

-	the fair value of the consideration transferred to the seller, plus
-	the amount of any non-controlling interest in the acquiree, plus
-	if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree re-measured at the acquisition date, less
-	the fair value of the net identifiable assets acquired and assumed liabilities.

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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

1	Accounting policies (continued)

Business combinations and externally acquired intangible assets (continued)

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights.

Externally acquired intangible assets other than goodwill are initially recognised at cost and subsequently amortised on a straight-line basis over their useful economic lives where they are in use. The amortisation expense is included within the administrative cost in the consolidated statement of comprehensive income. Goodwill is stated at cost less any accumulated impairment losses.

The amounts ascribed to intangibles recognised on business combinations are arrived at by using appropriate valuation techniques (see section related to critical estimates and judgements below).

In-process research and development (“IPRD”) programmes acquired in business combinations are recognised as assets even if subsequent expenditure is written off because the criteria specified in the policy for development costs below are not met.  IPRD is subject to annual impairment testing until the completion or abandonment of the related project.  No further costs are capitalised in respect of this IPRD unless they meet the criteria for research and development capitalisation as set out below.

As per IFRS 3, once the research and development of each defined project is completed, the carrying value of the acquired IPRD is reclassified as a finite-lived asset and amortised over its useful life.

Product and marketing rights acquired in business combinations are recognised as assets and are amortised over their useful life. Under the terms of various licenses, the Group holds the US rights to sell four products approved by the US Food and Drug Administration: Zuplenz®, Gelclair®, Oravig® and Soltamox®.

The significant intangibles recognised by the Group and their useful economic lives are as follows:

Goodwill IPRD	- -	Indefinite life In process, not yet amortising
IT and website costs	-	4 years
Product and marketing rights	-	Between 2 and 13 years

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

Internally generated intangible assets (development costs)

Expenditure on the research phase of an internal project is recognised as an expense in the period in which it is incurred. Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

•	Completion of the asset is technically feasible so that it will be available for use or sale;
•	The Group intends to complete the asset and use or sell it;
•	The Group has the ability to use or sell the asset and the asset will generate probable future economic benefits (over and above cost);
•	There are adequate technical, financial and other resources to complete the development and to use or sell the asset; and
•	The expenditure attributable to the asset during its development can be measured reliably.

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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

1	Accounting policies (continued)

Business combinations and externally acquired intangible assets (continued)

Development expenditure not satisfying the above criteria, and expenditure on the research phase of internal projects are included in research and development costs recognised in the Consolidated Statement of Comprehensive Income as incurred. No projects have yet reached the point of capitalisation.

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, or intangible assets not ready for use, such as IPRD, are not subject to amortisation and are tested annually for impairment.  Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.  An impairment charge of £11.4m was recognised in 2016 against the product rights of Oravig, a product of Midatech Pharma US, Inc. and £1.8m was recognised in 2014 against the IPRD of the Midatech Pharma (Wales) Limited cash generating unit.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The group at 31 December 2016 had two cash generating units (2015: Two, 2014: One), see note 14. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

Impairment charges are included in profit or loss, except, where applicable, to the extent they reverse gains previously recognised in other comprehensive income. An impairment loss recognised for goodwill is not reversed.

Patents and trademarks

The costs incurred in establishing patents and trademarks are either expensed in accordance with the corresponding treatment of the development expenditure for the product to which they relate or capitalised if the development expenditure to which they relate has reached the point of capitalisation as an intangible asset.

Joint arrangements

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

•	Joint ventures: where the Group has rights to only the net assets of the joint arrangement.
•	Joint operations: where the Group has both the rights to assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

•	The structure of the joint arrangement;
•	The legal form of joint arrangements structured through a separate vehicle;
•	The contractual terms of the joint arrangement agreement; and
•	Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures using the equity method. The equity accounted joint venture is highly immaterial with a profit and loss impact of £Nil during 2016 (2015: Nil, 2014: £12k).

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

1	Accounting policies (continued)

Joint arrangements (continued)

Any premium paid for an investment in a joint venture above the fair value of the Group's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalised and included in the carrying amount of the investment in joint venture. Where there is objective evidence that the investment in a joint venture has been impaired the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

1	Accounting policies (continued)

Financial assets (continued)

Loans and receivables (continued)

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

The Group's loans and receivables comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Cash and cash equivalents include cash in hand, deposits held at call with original maturities of three months or less.

Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit and loss (“FVTPL”)

The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities through the profit and loss account. The financial liabilities were valued using the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporated any interest paid on the financial liability and is included in the ‘other gains and losses’ line item in the income statement. Fair value is determined in the manner described in note 22.

Other financial liabilities include the following items:

•
Borrowings are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument.  Such interest-bearing liabilities are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position.  Interest expense in this context includes initial transaction costs and premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

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
for the years ended 31 December 2016, 2015 and 2014

1	Accounting policies (continued)

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

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

1	Accounting policies (continued)

Leased assets (continued)

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

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives.  It is provided at the following rates:

Fixtures and fittings Leasehold improvements	- -	25% per annum straight line 10% per annum straight line
Computer equipment	-	25% per annum straight line
Laboratory equipment	-	15% per annum straight line

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

Inventory is valued at the lower of cost or market value using the FIFO method. Inventory is charged to the income statement as cost of sales as it is sold.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

2	Critical accounting estimates and judgements

The preparation of these consolidated financial statements requires the Group to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. The Group bases its estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management evaluates estimates, assumptions and judgments on a regular basis and makes changes accordingly, and discusses critical accounting estimates with the Board of Directors.

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

While the Directors use their best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing the intangible assets we have acquired or may acquire in the future include but are not limited to:

•	future expected cash flows from in-process research and development;
•	the fair value of the property, plant and equipment; and
•	discount rates.

Judgement has also been applied in the distinction of an asset purchase and business combination with regard to the Zuplenz® acquisition. Judgement was applied in assessing the inputs, processes and outputs relevant to the acquisition to arrive at the conclusion that the treatment should be a business combination.

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

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use, the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital. The carrying value of our goodwill was £14.5 million and intangibles not yet ready for use was £10.8 million as at 31 December 2016.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

2	Critical accounting estimates and judgements (continued)

Impairment of goodwill and intangible assets not yet ready for use (continued)

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit. Based on the analysis performed, there was no impairment in the year ended 31 December 2016 or in 2015 for goodwill, however there was an impairment charge of £11.4m against the Midatech Pharma US, Inc. product rights in 2016. An impairment charge of £1.8m was also recognised against the IPRD of the Midatech Pharma (Wales) Limited cash generating unit in the year ended 31 December 2014. See note 14.

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

In 2016, there were £26.96 million (2015: - £23.29 million, 2014 - £16.02 million) of gross unutilised tax losses carried forward.  No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods.

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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

3	Segment Information

Revenue

Geographical analysis of revenue by destination of customer

	2016	2015	2014
	£’000	£’000	£'000

United Kingdom	491	-	25
Turkey	-	73	-
Europe	35	25	-
United States	5,850	677	-

	6,376	775	25

In 2016, the Group had three customers, all in the Commercial segment, that each accounted for at least 10% of total revenue (2015: one customer in Pipeline R&D, 2014: none):

	2016	2015	2014

Customer A (Pipeline R&D)	-	11%	-
Customer B (Commercial)	20%	-	-
Customer C (Commercial)	15%	-	-
Customer D (Commercial)	10%	-	-

Following the acquisition of Midatech Pharma US, Inc., the Group contains two reportable operating segments as follows:

•	Pipeline Research and Development: The Pipeline Research and Development (“Pipeline R&D”) segment seeks to develop products using the Group’s nanomedicine and sustained release technology platforms.

•
Commercial: The Commercial segment distributes and sells the Group’s commercial products. Midatech Pharma US promotes the Group’s commercial, cancer supportive care products in the US market, in which the Group has exclusive licenses to Soltamox, Oravig and Zuplenz®, an exclusive license to distribute, promote and market Gelclair, and a marketing agreement to co-promote two other products: Ferralet 90 and Aquoral. As and when new products are introduced the Commercial segment will include revenues from the marketing of these commercial products.

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

Both the UK and Spanish entities meet the aggregation criteria and have therefore been presented as a single reportable segment under Pipeline R&D. The research and development activities involve the discovery and development of pharmaceutical products in the field of nanomedicine and sustained release technology. The US operating company is engaged in the sale and marketing of cancer supportive care products and is reported under the Commercial segment.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

3	Segment information (continued)

Segmented results for the year ended 31 December 2016

	Pipeline R&D	Commercial	Consolidated
	£’000	£’000	£’000

Revenue	776	5,600	6,376
Grant revenue	547	-	547

Total revenue	1,323	5,600	6,923

Cost of sales	(8)	(659)	(667)
Research and development costs	(6,684)	-	(6,684)
Distribution costs, sales and marketing	(248)	(5,692)	(5,940)
Administrative costs	(4,071)	(4,379)	(8,450)
Depreciation	(762)	(10)	(772)
Amortisation	(193)	(3,390)	(3,583)
Impairment	-	(11,413)	(11,413)

Segmental operating loss	(10,643)	(19,943)	(30,586)

Finance income			1,337
Finance expense			(73)
Loss before tax			(29,322)

Taxation			9,160

Loss after tax			(20,162)

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

3	Segment information (continued)

Segmented results for the year ended 31 December 2015

	Pipeline R&D	Commercial	Unallocated Costs(1)	Consolidated
	£’000	£’000	£’000	£’000

Revenue	273	502	-	775
Grant revenue	600	-	-	600

Total revenue	873	502	-	1,375

Cost of sales	-	(70)	-	(70)
Research and development costs	(5,811)	(109)	-	(5,920)
Distribution costs, sales and marketing	-	(374)		(374)
Administrative costs	(3,983)	(218)	(2,991)	(7,192)
Depreciation	(500)	(1)	-	(501)
Amortisation	(5)	(231)	-	(236)

Segmental result/operating loss	(9,426)	(501)	(2,991)	(12,918)

Finance income				1,691
Finance expense				(5)
Loss before tax				(11,232)

Taxation				1,133

Loss after tax				(10,099)

(1) There were no unallocated costs in 2016. Unallocated costs in 2015 represent fees associated with the acquisitions of Midatech Pharma US, Inc. and Zuplenz® in 2015.

For the year ended 31 December 2014 there was only one reportable segment being Pipeline R&D. The unallocated costs in respect of 2014 were £1.216m.

Non-current assets by location of assets

	2016	2015	2014
	£’000	£’000	£'000

Spain	2,125	1,433	1,578
United Kingdom	16,489	14,019	13,457
United States	15,772	28,258	-

	34,386	43,710	15,035

All material additions to non-current assets in 2016, 2015 and 2014 were in the Pipeline R&D segment.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

4	Loss from operations

	2016	2015	2014
Loss from operations is stated after charging/(crediting):	£’000	£’000	£'000

Changes in inventories of finished goods and work in progress	256	62	-
Write down of inventory to net realisable value	287	-	-
Depreciation of property, plant and equipment	772	501	321
Amortisation of intangible assets – product and marketing rights	3,583	236	1
Impairment of intangible assets	11,413	-	1,800
Operating lease expense:
- Property	385	246	97
- Plant and machinery	194	86	57
Foreign exchange loss/(gain)	31	(23)	(37)
Acquisition costs	-	2,991	172
Loss on disposal of property, plant and equipment	-	-	89
Gain on bargain purchase	-	(165)	-
Share based payment	203	170	-

Acquisition costs relate to professional fees incurred on the acquisition of Midatech Pharma US, Inc. and Zuplenz® in 2015 and Midatech Pharma (Wales) Limited in 2014.

Amortisation of product and marketing rights are included with distribution, sales and marketing expenses.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

5	Staff costs

	2016	2015	2014
	£’000	£’000	£'000
Staff costs (including directors) comprise:

Wages and salaries	6,314	3,731	2,322
Defined contribution pension cost (note 28)	206	183	169
Social security contributions and similar taxes	769	431	322
Share based payment	203	170	-

	7,492	4,515	2,813

Employee numbers

The average number of staff employed by the Group during the financial year amounted to:

	2016	2015	2014
	£’000	£’000	£'000

Research and development	57	45	28
General and administration	19	22	10
Sales and marketing	8	7	-

	84	74	38

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the directors of the company, and the Chief Operating Officer.

	2016	2015	2014
	£’000	£’000	£'000

Wages and salaries	1,054	850	546
Defined contribution pension cost	59	59	36
Payments made to third parties	142	223	184
Social security contributions and similar taxes	152	88	78
Benefits in kind	2	7	36
Share based payment	184	170	-

	1,593	1,397	880

None of the Directors has exercised share options during the year (2015: Nil, 2014: Nil).

During the year two Directors (2015: 2) participated in a defined contribution pension scheme.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

6	Finance income and expense

	2016	2015	2014
Finance income	£’000	£’000	£'000

Interest received on bank deposits	164	53	8
Gain on equity settled derivative financial liability	1,173	1,638	-

Total finance income	1,337	1,691	8

The gain on the equity settled derivative financial liability in 2016 has arisen due to the reduction in the share price and the lapsing of warrants and options. The gain in 2015 arose due to the reduction in share price between the date of acquisition of Midatech Pharma US, Inc. and 31 December 2015.

	2016	2015	2014
Finance expense	£’000	£’000	£'000

Bank loans	16	2	126
Other loans	57	3	-
Interest on convertible loans	-	-	35

Total finance expense	73	5	161

7	Taxation

	2016	2015	2014
	£’000	£’000	£'000
Current tax credit
Current tax credited to the income statement	1,936	1,002	663
Taxation payable in respect of foreign subsidiary	(25)	-	(5)

	1,911	1,002	658
Deferred tax credit
Reversal of temporary differences	7,249	131	360

Total tax credit	9,160	1,133	1,018

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

7	Taxation (continued)

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2016	2015	2014
	£’000	£’000	£'000

Loss before tax	(29,322)	(11,232)	(9,840)

Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 20.25% (2014: 21.49%, 2013:20%)	(5,864)	(2,274)	(2,115)

Fixed asset differences	-	-	12
Expenses not deductible for tax purposes	1,022	185	385
Adjustments to brought forward values	-	(8)	33
Additional deduction for R&D expenditure	4	(789)	(566)
Surrender of tax losses for R&D tax refund	(1,503)	406	419
Adjust deferred tax opening/closing rate	-	-	59
Income not taxable	-	-	(44)
Effects of other tax rates	(3,421)	-	-
Unrelieved tax losses and other deductions arising in the period	(166)	(78)	(35)
Foreign exchange differences	712	-	-
Deferred tax not recognised	491	1,425	834
Adjustment in respect of prior years	(435)	-	-

Total tax credited to the income statement	(9,160)	(1,133)	(1,018)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

The United Kingdom Finance Act 2013 includes provision for the main rate of corporation tax to reduce from 23% to 21% from 1 April 2014 and to 20% from 1 April 2015.

8	Loss per share

	2016		2015		2014
Numerator	£’000		£’000		£'000

Loss used in basic EPS and diluted EPS	(20,162)		(10,099)		(8,822)

Denominator

Weighted average number of ordinary shares used in basic EPS	36,072,752		28,229,814		9,026,347

Basic and diluted loss per share - pence	(56p	)	(36p	)	(98p	)

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is not provided for any of the periods presented.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

9	Property, plant and equipment

	Fixtures	Leasehold	Computer	Laboratory
	and fittings	improve- ments	equipment	equipment	Total
	£'000	£'000	£'000	£'000	£'000

At 1 January 2014	748	767	165	162	1,842
Additions	524	259	18	229	1,030
Acquired through acquisition of subsidiary	3	19	15	207	244
Exchange differences	(42)	(41)	(3)	-	(86)
Disposals	(31)	(124)	-	(15)	(170)

At 31 December 2014	1,202	880	195	583	2,860

Additions	183	283	173	385	1,024
Acquired through acquisition of subsidiary	-	-	-	16	16
Exchange differences	(66)	(51)	(14)	(1)	(132)

At 31 December 2015	1,319	1,112	354	983	3,768

Additions	2	715	43	609	1,369
Disposal	-	-	(1)	-	(1)
Transfer	(1,125)	-	(122)	1,247	-
Exchange differences	32	172	7	211	422

At 31 December 2016	228	1,999	281	3,050	5,558

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

9	Property, plant and equipment (continued)

	Fixtures	Leasehold	Computer	Laboratory
	and fittings	improve- ments	equipment	equipment	Total
	£'000	£'000	£'000	£'000	£'000
Accumulated depreciation

At 1 January 2014	430	495	118	115	1,158
Charge for the year	102	67	24	128	321
Exchange differences	(22)	(33)	(2)	3	(54)
Disposals	(31)	(50)	-	-	(81)

At 31 December 2014	479	479	140	246	1,344

Charge for the year	3	282	48	168	501
Exchange differences	(24)	(28)	(8)	(1)	(61)

At 31 December 2015	458	733	180	413	1,784

Charge for the year	41	134	54	543	772
Transfer	(369)	(96)	(118)	583	-
Exchange differences	19	101	6	110	236
At 31 December 2016	149	872	122	1,649	2,792

Net book value
At 31 December 2016	79	1,127	159	1,401	2,766
At 31 December 2015	861	379	174	570	1,984
At 31 December 2014	723	401	55	337	1,516

The transfers between asset classes have arisen as a result of reallocation of acquired assets in 2015 to more appropriately recognise their classification. Included within the total net book value of tangible fixed assets is £33k (2015: £266k and 2014: £224k) in respect of assets held under finance leases and similar hire purchase contracts. The depreciation charge for the year on these assets was £22k (2015: £26k and 2014: £79k). These assets were held as security in respect of their finance lease obligations.

No other assets were held as security other than those on finance lease.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

10	Intangible assets

	In-process research and development	Product and marketing rights	Goodwill	IT/Website costs	Total
	£'000	£'000	£'000	£'000	£'000

Cost

At 1 January 2014	-	-	-	12	12
Acquired in business combinations	12,600	-	2,291	-	14,891

At 31 December 2014	12,600	-	2,291	12	14,903

Additions	-	-	-	3	3
Acquired in business combinations	-	17,989	9,952	-	27,941
Foreign exchange	-	332	213	-	545

At 31 December 2015	12,600	18,321	12,456	15	43,392

Additions	-	-	-	19	19

Foreign exchange	-	3,160	2,032	-	5,192
Disposals	-	-	-	(8)	(8)

At 31 December 2016	12,600	21,481	14,488	26	48,595

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

10	Intangible assets (continued)

	In-process	Product and
	research and	marketing		IT/Website
	development	rights	Goodwill	Costs	Total
	£'000	£'000	£'000	£'000	£'000

Accumulated amortisation

At 1 January 2014	-	-	-	8	8
Amortisation charge for the year	-	-	-	1	1
Impairment charge for year	1,800	-	-	-	1,800

At 31 December 2014	1,800	-	-	9	1,809

Amortisation charge for the year	-	235	-	1	236
Foreign exchange	-	8	-	-	8

At 31 December 2015	1,800	243	-	10	2,053

Amortisation charge for the year	-	3,578	-	5	3,583
Impairment	-	11,413	-	-	11,413
Foreign exchange	-	374	-	-	374
At 31 December 2016	1,800	15,608	-	15	17,423

Net book value
At 31 December 2016	10,800	5,873	14,488	11	31,172
At 31 December 2015	10,800	18,078	12,456	5	41,339
At 31 December 2014	10,800	-	2,291	3	13,094

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

10	Intangible assets (continued)

The individual intangible assets, excluding goodwill, which are material to the financial statements are:

	Carrying amount			Remaining amortisation period
	2016	2015	2014	2016	2015	2014
	£’000	£’000	£’000	(years)	(years)	(years)

Midatech Pharma (Wales) Limited acquired IPRD	10,800	10,800	10,800	n/a in process	n/a in process	n/a in process

Midatech Pharma US, Inc., product and marketing rights	3,557	15,570	-	Between 1 and 4	Between 2 and 5	-

Zuplenz® product and marketing rights	2,316	2,508	-	12	13	-
	16,673	28,878	10,800

11	Acquisition of Q Chip Limited

On 8 December 2014, the Group acquired 100% of the voting equity of Q Chip Limited and its subsidiaries, a UK company principally involved in design and development of the Q-SpheraTM drug encapsulation and delivery system and underpinning microsphere manufacturing technology.  On 20 January 2015 Q Chip Limited changed its name to Midatech Pharma (Wales) Limited.  The principal reason for this acquisition was to strengthen the Group’s technology and product portfolios, and thereby diversify risk through the following:

a)	Add controlled-release technology to the Group’s gold nano-particle and portfolio;
b)	Expand the number of development projects; and
c)	Q-Chip’s product portfolio offered the Group a lower risk profile than the Group’s own technology thereby mitigating against potential future failure.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

11	Acquisition of Q Chip Limited (continued)

Details of the fair value of identifiable assets and liabilities acquired, purchase consideration and goodwill are:

Final fair value
£’000
Identifiable intangible assets:
In-process research and development	12,600
Property, plant and equipment	244
Receivables and other debtors	314
Payables and other liabilities	(494)
Deferred tax	(714)
Cash	115

Total net assets	12,065

Equity instruments (5,077,122 ordinary shares)	13,556
Deferred Equity instruments (299,624 deferred consideration shares held as shares to be issued)	800

Total consideration – non-cash movement	14,356

Goodwill on acquisition	2,291

The main factors leading to the recognition of goodwill are the presence of certain intangible assets, such as the assembled workforce of the acquired entity and the expected synergies of the enlarged Group which do not qualify for separate recognition.

The goodwill and intangible assets recognised will not attract tax deductions.

The revenue and net loss included in the Consolidated Statement of Comprehensive Income since 8 December 2014 contributed by Midatech Pharma (Wales) Limited were nil and £0.3m respectively.

If the acquisition had occurred on 1 January 2014, group revenue would have been £0.73m and group loss for the period would have been £11.01m.

The net cash inflow in the year in respect of acquisition comprised net cash acquired of £0.1m.

12	Acquisition of Midatech Pharma US, Inc.

On 4 December 2015, the Group acquired 100% of the voting equity of DARA BioSciences, Inc., whose principal activity was the sale and marketing of a portfolio of cancer supportive care pharmaceutical products.  At completion of that transaction DARA BioSciences, Inc. was merged into a wholly owned subsidiary of Midatech Pharma PLC and the name of the merged entity was changed to Midatech Pharma US, Inc.  The principal reason for this acquisition was to acquire commercial infrastructure and capability in the US market.

The revenue included in the consolidated statement of comprehensive income between 4 December 2015 and 31 December 2015 contributed by Midatech Pharma US, Inc. was £502k.  Midatech Pharma US, Inc. contributed a net loss of £238k over the same period.  If the acquisition had occurred at 1 January 2015 group revenue would have been £3.67m and the group loss for the period would have been £19.34m.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

12	Acquisition of Midatech Pharma US, Inc. (continued)

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

In addition to the consideration outlined below, additional cash consideration may become payable (up to a maximum of £3.85m/$5.7m) if specified sales milestones are achieved for the years ended 31 December 2016 and 2017. At 31 December 2016, these milestones are not expected to be achieved and therefore the fair value is nil. However, should they be achieved then any further payments are expected to be self-financed by incremental milestone-generated cash flow.

The goodwill and intangible assets recognised will not attract tax deductions.

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
** The preference share redemption was valued on a cash basis

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

12	Acquisition of Midatech Pharma US, Inc. (continued)

The net cash inflow in the year in respect of the acquisition of the subsidiary comprised:

£’000
Cash paid on completion – preferred share redemption	(422)
Net cash acquired	2,289
1,867

Assumption of DARA BioSciences, Inc. share options and warrants

At the time of completion of the merger with DARA BioSciences, Inc. (“DARA”) there were a number of outstanding and unexercised options and warrants over common stock in DARA. Under the terms of the merger these options and warrants became exercisable for a number of the Company’s ordinary shares equal to the product of (A) the number of shares of DARA common stock that were issuable upon exercise of the stock option or warrant immediately prior to the merger, multiplied by (B) a factor of 0.272, that being the exchange ratio defined in the merger agreement, rounded down to the nearest whole number of the Company’s  ordinary shares.

The per share exercise price for each Company’s  ordinary share issuable upon exercise of each stock option or warrant will be equal to (C) the exercise price per share of DARA common stock at which the DARA stock option or warrant was exercisable divided by (D) 0.272, rounded up to the nearest whole cent.  All other terms, notably including expiration dates, remained materially the same.

As at 31 December 2016 there were DARA options outstanding over 300,728 of the Company’s ordinary shares (2015: 721,000) with a weighted average exercise price of $7.19 per share (2015: $7.62), within a range of $2.54 to $770.59 (2015: $2.54 to $770.59), and a weighted average remaining contractual life of 7.7 years (2015: 8.5 years). The risk-free rate ranged from 0.00% to 1.14% (2015: 0.63% to 1.81%), volatility from 60% to 77% (2015: 59% to 79%) and the expected life from 0.8 to 8.8 years (2015: 1.9 – 8.6 years). The exercise of all options would raise additional cash of $2.16m (2015: $5.50m).

Also at 31 December 2016 there were DARA warrants outstanding over 3,017,773 of the Company’s  ordinary shares (2015: 3,034,437) with a weighted average exercise price of $9.44 per share (2015: $9.67), within a range of $3.06 to $164.71 (2015: $3.06 to $164.71), and a weighted average remaining contractual life of 2.1 years (2015: 3.1 years). The risk-free rate ranged from 0.00% to 0.71% (2015: 0.44% to 1.63%), volatility from 60% to 66% (2015: 59% to 79%) and the expected life from 0.1 – 5.9 years (2015: 0.1 – 7.0 years).  The exercise of all warrants would raise additional cash of $28.48m (2015: $29.33m).

The share options and warrants were valued using the Black Scholes model for the purpose of calculating the consideration payable for the DARA business. These options and warrants are treated as an equity settled derivative, held as a fair value through profit and loss instrument, see note 22.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

13	Acquisition of Zuplenz®

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

Fair value
£’000
Identifiable intangible assets:
Product and marketing rights	2,512
Stock	231

Total net assets	(2,743)

Cash consideration	2,528
Contingent consideration*	50

Total consideration	2,578

Gain from bargain purchase on acquisition	(165)

*
The contingent consideration relates to various milestone payments which are dependent on the quarterly sales achieved in calendar years 2016 and 2017 and annual sales from 2018 to 2022 exceeding specified sales targets. The maximum amount payable is $26.0m however management does not consider it likely that the associated, very high sales targets will be achieved.

No revenue or costs were contributed by Zuplenz® in 2015. Acquisition related costs of £218k were incurred in relation to this acquisition and are included within administrative expenses within the consolidated statement of comprehensive income for 2015.

The gain from the bargain purchase of £165k was included within administrative costs in 2015 in the consolidated statement of comprehensive income. It arose due to the seller of Zuplenz® seeking to conclude the transaction as quickly as possible.

We are unable to quantity the impact on the 2015 group revenue and group loss had the acquisition occurred on 1 January 2015 due to the seller of the product not providing separable accounting records.

The net cash outflow in the year in respect of the business acquisition comprised:
£’000
Cash paid on completion	2,528

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

14	Impairment testing

Midatech Pharma (Wales) Ltd

Details of goodwill and IPRD allocated to the acquired cash generating unit and the valuation basis is as follows:

	Indefinite lived
	IPRD carrying amount			Goodwill carrying amount			Valuation Basis
Name	2016	2015	2014	2016	2015	2014
	£’000	£’000	£000	£’000	£’000	£000

CGU – Midatech Pharma (Wales) Ltd	10,800	10,800	10,800	2,291	2,291	2,291	Value in use

The assets of the Midatech Pharma Wales Ltd (“MPW”) CGU were valued as at 31 December 2016 and 31 December 2015 and were found to support the IPRD and goodwill carrying amounts set out above. The IPRD was valued using 14-15 year (2015: 15-16 year), risk adjusted cash flow forecasts, in line with patent life, that have been approved by the Board. A period longer than 5 years is appropriate on the basis that the investment is long term and the development and commercialisation process is typically in excess of 5 years. Beyond the period from product launch and initial market penetration, a long-term growth rate of 5% was used.

In 2014, an impairment charge of £1.8m and a related £0.36m deferred tax credit was recorded in the MPW CGU as a result of the curtailment of an agreement with a commercial partner post acquisition. At the same time, the carrying value of a component of IPRD, was reduced from £1.8m to nil. The resulting impairment charge was recorded in research and development expenditure within the consolidated statement of comprehensive income in 2014.

As at 31 December 2014, the remaining assets of the cash generating unit were not identified as being materially different to the fair values determined at the acquisition date on 8 December 2014.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

14	Impairment testing (continued)

The key assumptions used in the model include the following:
Assumptions	2016 CGU – MPW Limited and subsidiaries	2015 CGU – MPW Limited and subsidiaries	2014 CGU – MPW Limited and subsidiaries
Pre-tax discount rate	18.1%	17.7-19.5%	17.7-19.5%

Cumulative probability of success of projects	46% to 81%	46% to 69%	23% to 57%

The discount rate is an estimated market-based weighted average cost of capital for the MPW business, determined at the date of acquisition. Cumulative probability of success of projects is the product of the probability of success of each remaining major phase of development for each individual IPRD component. These phase probabilities were determined by management with reference to the risks associated with each remaining development stage.

2016
If any one of the following changes were made to the above key assumptions, applied to all projects, the carrying value and recoverable amount would be equal.

2016 CGU – MPW Limited and subsidiaries
Pre-tax discount rate for all projects	increase to 26.4%

Cumulative probability of success of all projects	53%

2015
If any one of the following changes were made to the above key assumptions, applied to all projects, the carrying value and recoverable amount would be equal.

2015 CGU – MPW Limited and subsidiaries
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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

14	Impairment testing (continued)

Midatech Pharma US, Inc.

Details of goodwill and intangibles allocated to the acquired cash generating unit and the valuation basis are as follows:

	Definite lived		Indefinite lived
	Product and marketing rights carrying amount		Goodwill carrying amount		Valuation Basis
Name	2016	2015	2016	2015
	£’000	£’000	£’000	£’000

CGU – Midatech Pharma US, Inc.	3,557	15,477	12,197	10,165	Value in use

The change in the goodwill carrying value as at 31 December 2016 is due to the movement in the Sterling and US Dollar exchange rate used to translate the underlying US Dollar value of goodwill, 2016: $1.2334 (at 31 December 2015: $1.4802).

Following the acquisition of Zuplenz® on 24 December 2015, the Group has considered Zuplenz® to be an asset of the Midatech Pharma US, Inc. cash generating unit as from 1 January 2016. The Zuplenz® product is wholly integrated within the Midatech Pharma US, Inc. portfolio of products and as such all related cash flows have been included with the value in use calculations of the CGU.

An impairment charge of £11.4m in relation to product and marketing rights and a related £4.6m deferred tax credit was recorded in Midatech Pharma US, Inc. as at 31 December 2016. This arose as a result of the underperformance of Oravig in comparison to forecast sales at the time of the acquisition. The carrying value of the product rights, was reduced from £11.4m to nil. The resulting impairment charge is shown separately within the consolidated statement of comprehensive income.

The remaining assets of the Midatech Pharma US, Inc. CGU, including Zuplenz®, were valued as at 31 December 2016 and were found to support the product and marketing rights and goodwill carrying amounts set out above. The product and marketing rights were valued using 10-year cash flow forecasts, that have been approved by the Board. A period longer than 5 years is appropriate on the basis that the product patents afford a certain amount of protection from competitors thereby providing assurance that market share can be preserved throughout the period of patent life. A long-term growth rate of 5% was used.

As at 31 December 2015, the assets of the CGU were not identified as being materially different to the fair values determined at the acquisition date on 4 December 2015.

The key assumptions used in the model include the following:

Assumptions	2016 CGU – Midatech Pharma US, Inc
Pre-tax discount rate	24.7%

Overall CGU 10-year growth rate	10.6%

The discount rate is an estimated market-based weighted average cost of capital for the Midatech Pharma US, Inc. business, determined at the date of acquisition. The overall CGU 10-year growth rate is a composite of individual product forecasts, each with particular forecast growth rates over the next 5-years followed by a further 5-year period utilising a 5% long-term growth rate.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

14	Impairment testing (continued)

Assumptions	2015 CGU – Midatech Pharma US, Inc.
Pre-tax discount rate	23.2%

2016
If any one of the following changes were made to the above key assumptions, applied to all projects, the carrying value and recoverable amount would be equal.

2016 CGU – Midatech Pharma US, Inc.
Pre-tax discount rate for all projects	increase to 25.2%

Overall CGU 10-year growth rate	10.5%

2015
The value in use calculations used to value the acquired intangibles and appraise the remaining carrying value of the intangibles at 31 December 2015 were materially the same. This is because of the impairment test date and acquisition date being only 27 days apart. Any increase in the discount rate or decrease in the probability of success of projects stated above would result in an impairment.

15	Subsidiaries

The subsidiaries of Midatech Pharma PLC, all of which are 100% owned, either directly or through subsidiaries where indicated, and have been included in these financial statements in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

	Registered	Nature of
Name	Office	Business	Notes
Midatech Limited	65 Innovation Drive, Milton Park, Milton, Abingdon, Oxfordshire, OX14 4RQ	Trading company
Midatech Pharma (Espana) SL	Parque Tecnológico de Vizcaya, Edificio 800 Planta 2, Derio, 48160, Vizcaya, Spain	Trading company	(a)
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)
Midatech Pharma (Wales) Limited	Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA	Trading company
Midatech Pharma US, Inc.	8601 Six Forks Road, Suite 160, Raleigh, North Carolina 27615, USA	Trading company	(c)
Dara Therapeutics, Inc.	8601 Six Forks Road, Suite 160, Raleigh, North Carolina 27615, USA	Dormant	(d)
Midatech Pharma PTY	c/o Griffith Hack Consulting, 300 Queen Street, Brisbane, QLD 4000, Australia	Trading company	(e)

Notes:

(a)	Wholly owned subsidiary of Midatech Limited
(b)	PharMida AG became dormant in January 2016.
(c)
DARA Bio Sciences, Inc. was acquired on 4 December 2015 through a merger with a specially incorporated subsidiary of Midatech Pharma PLC.  This merger subsidiary was renamed Midatech Pharma US, Inc. on 4 December 2015.

(d)	Wholly owned subsidiary of Midatech Pharma US, Inc.
(e)	Midatech Pharma PTY was incorporated on 16 February 2015.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

16	Joint arrangements

Country of
Name	incorporation	Nature of business	Type of arrangement
Syntara LLC	USA	Dormant	Joint venture

MidaSol Therapeutics GP	Cayman Islands	Research and development partner	Joint operation

The Group has a 50% (2015: 50%; 2014: 50%) interest in two joint arrangements: Syntara LLC and MidaSol Therapeutics.  The primary activity of these joint arrangements was to provide the partners with collaborative research and development on drug delivery systems in the market, which is in line with the Group’s strategy to develop a safe and effective drug delivery system.

Syntara LLC is a dormant joint venture where the group has joint control over the separate legal entity. The Group equity accounts for its interests in this arrangement; the results are immaterial to the financial statements.

MidaSol Therapeutics is a separate legal entity however no costs or revenues pass through it.  The Group and its collaborative partner incur costs in respect of research and development and periodically agree on a contribution from either side to ensure that both parties have incurred 50% of the total costs. Contributions from their research partner are netted against the costs to which they relate within research and development and the arrangement is accounted for as a joint operation. Midasol Therapeutics’ operations effectively ceased during 2015.

	2016	2015	2014
	£’000	£’000	£'000
Research and development spend on MidaSol Therapeutics	-	776	248
Year-end receivable due from joint operation partner	-	219	-

17	Trade and other receivables

	2016	2015	2014
	£’000	£’000	£'000

Trade receivables	1,428	985	189
Prepayments	586	685	49
Other receivables	873	1,213	649

Total trade and other receivables	2,887	2,883	887
Less: non-current portion (rental deposit and on bond)	(448)	(387)	(425)

Current portion	2,439	2,496	462

Trade and other receivables do not contain any impaired assets.  The Group does not hold any collateral as security and the maximum exposure to credit risk at the Consolidated Statement of Financial Position date is the fair value of each class of receivable.

Book values approximate to fair value at 31 December 2016, 2015 and 2014.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

18	Cash and cash equivalents and cash flow supporting notes

	2016	2015	2014
	£’000	£’000	£'000

Cash at bank available on demand	17,608	16,175	30,325

Share issues net of costs – cash transactions
	2016	2015	2014
	£’000	£’000	£'000
Funds raised on Public Offering	16,673	-	32,000
Costs of raising funds on Public Offering	(1,105)	-	(1,350)
Issue of shares in Midatech Limited pre-flotation	-	-	3,202
	15,568	-	33,852

19	Inventories

	2016	2015	2014
	£’000	£’000	£'000

Work in progress Finished goods	- 817	230 229	- -
Total inventories	817	459	-

A reserve was established in December 2016 against Inventory that is not expected to be sold before its sell by date, resulting in a charge to the comprehensive statement of income of £287k (2015: Nil).

20	Trade and other payables

	2016	2015	2014
Current	£’000	£’000	£'000

Trade payables	3,268	2,285	981
Other payables	1,166	35	177
Accruals	2,003	3,101	732

Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	6,437	5,421	1,890

Tax and social security	670	183	274
Deferred revenue	1,300	1,480	177

Total trade and other payables	8,407	7,084	2,341

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

20	Trade and other payables (continued)

Book values approximate to fair value at 31 December 2016, 2015 and 2014.

All current trade and other payables are payable within 3 months of the period end date shown above.

Government grants

The Group received development grant funding from the European Union under the Horizon 2020 “Nanofacturing” project, a European Union funded programme to develop a scalable manufacturing platform for the production of nanopharmaceutical products.  The Company is participating in this programme, along with seven other entities, through two Group companies, Midatech Pharma España (“MPE”), which is acting as project coordinator, and Midatech Limited (“MTL”). The project commenced on 1st February 2015 and is scheduled to complete on 31st January 2019. £547k (2015: £541k) of revenue has been recognised during the year in relation to this project and £1.24m (2015: £1.3m) of the deferred revenue balance relates to funds received but not yet recognised.

Government grants/loans in Spain

Five tranches of government loans have been received by Midatech Pharma Espana SL (formerly Midatech Biogune SL) for the finance of research, technical innovation and the construction of their laboratory. The loans are term loans which carry an interest rate below the market rate, and are repayable over periods through to 2022. The loans carry default interest rates in the event of scheduled repayments not being met. On initial recognition, the loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognised.

The debt element of the government loans is designated within note 21 as borrowings, the gross contractual repayment of the loans is disclosed in note 23.

21	Loan and Borrowings

	2016	2015	2014
	£’000	£’000	£'000
Current
Bank loans	23	9	9
Finance lease	31	70	37
Government and research loans	484	363	445

Total	538	442	491

Non-current
Bank loans	-	20	31
Finance lease	52	68	-
Government and research loans	1,568	1,420	1,457

Total	1,620	1,508	1,488

Book values approximate to fair value at 31 December 2016, 2015 and 2014.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

The Group had no undrawn committed borrowing facilities at any year end.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

22	Derivative financial liability - current

	2016	2015	2014
	£'000	£’000	£'000

Equity settled derivative financial liability	400	1,573	-
At 1 January/on acquisition – 5 December 2015	1,573	3,211
			-
Gain recognised in finance income within the consolidated statement of comprehensive income	(1,173)	(1,638)	-
At 31 December	400	1,573	-

Equity settled derivative financial liability is a liability that is not to be settled for cash. The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities through the profit and loss account. The financial liabilities were valued using the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporated any interest paid on the financial liability and is included in the ‘other gains and losses’ line item in the income statement. Fair value is determined in the manner described in note 23. A key input in the valuation of the instrument is the company share price. The share price of the company reduced from £2.65 at the date of acquisition of DARA Biosciences, Inc. to £1.74 at 31 December 2015, resulting in a gain of £1.64m on re-measurement, which was credited to finance income in 2015.

At 31 December 2016, some 398,315 options and 16,664 warrants had lapsed, as described in note 12.  In addition, the share price had fallen to £1.18, which resulted in a gain of £1.17m on re-measurement, which was credited to finance income in 2016.

23	Financial instruments - risk management

The Group is exposed through its operations to the following financial risks:

•	Credit risk;
•	Foreign exchange risk; and
•	Liquidity risk.

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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

23	Financial instruments - risk management (continued)

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables;
•	Cash and cash equivalents;
•	Trade and other payables;
•	Accruals;
•	Loans and borrowings; and
•	Derivative financial liability.

A summary of the financial instruments held by category is provided below:

Financial assets - loans and receivables

	2016	2015	2014
	£'000	£’000	£'000

Cash and cash equivalents	17,608	16,175	30,325
Trade receivables	1,428	985	189
Other receivables	873	1,213	649

Total financial assets	19,909	18,373	31,163

Financial liabilities - amortised cost

	2016	2015	2014
	£'000	£’000	£'000

Trade payables	3,268	2,285	981
Other payables	1,166	35	177
Accruals	2,003	3,101	732
Loans and borrowings	2,158	1,950	1,979

Total financial liabilities - amortised cost	8,595	7,371	3,869

Financial liabilities – fair value through profit and loss - current
	2016	2015	2014
	£'000	£’000	£'000

Equity settled derivative financial liability	400	1,573	-

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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

23	Financial instruments - risk management (continued)

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Group’s competitiveness and flexibility. Further details regarding these policies are set out below:

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s financial liability is measured at fair value on a recurring basis.

The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 12:

Financial liabilities	Fair value as at 31/12/2016	Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value

Equity settled financial derivative liability	£400k	Level 3	Black Scholes option pricing model	Volatility rates between a range of 60% and 76% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 8.6 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.

				Risk-free rate between a range of 0.0% and 1.14% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

If the above unobservable volatility input to the valuation model were 10% higher while all other variables were held constant, the carrying amount of shares would increase by £94k (2015: £273k).

If the above unobservable expected life input to the valuation model were 1 year shorter while all other variables were held constant, the carrying amount of shares would decrease by £133k (2015: £70k).

If the above unobservable risk free rate input to the valuation model were 10% higher while all other variables were held constant, the carrying amount of shares would increase by £2k (2015: £5k).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to a business combination.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

23	Financial instruments - risk management (continued)

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

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2016	2015	2014
	£'000	£’000	£'000

Cash and cash equivalents:
Pounds Sterling	10,229	14,494	30,026
US Dollar	2,186	819	-
Euro	5,143	862	270
Other	50	-	29

Total	17,608	16,175	30,325

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

23	Financial instruments - risk management (continued)

The table below shows the foreign currency exposure that give rise to net currency gains and losses recognised in the consolidated income statement. Such exposures comprise the net monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the relevant Group entity. As at 31 December 2016, these exposures were as follows:

	2016	2015	2014
	£'000	£’000	£'000

Net Foreign Currency Assets/(Liabilities):
US Dollar	(206)	(1,691)	-
Euro	2,655	77	(460)
Other	58	(8)	19

Total	2,507	(1,622)	(441)

Foreign Currency Sensitivity Analysis

The most significant currencies in which the Group transacts, other than Pounds Sterling, are the US Dollar and the Euro. The Group also trades in other currencies in small amounts as necessary.

The following table details the Group’s sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2016	US Dollar	Euro	Other
	£'000	£’000	£'000

Loss before tax	521	(73)	(55)
Total equity	521	(73)	(55)

In the years ended 31 December 2015 and 2014, this foreign currency exposure risk was not considered material. In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year-end exposure does not reflect the exposure during the year.

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group’s aim to settle balances as they become due.

In Q1 2017, the Company entered into a senior secured loan agreement for £6m with Silicon Valley Bank, thereby helping to reduce its short to medium term funding risk.

The Group’s current financial position is such that the Board does not consider there to be a short-term liquidity risk however the Board will continue to monitor long term cash projections in light of the development plan and will consider raising funds as required to fund long term development projects. Development expenditure can be curtailed as necessary to preserve liquidity.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

23	Financial instruments - risk management (continued)

2016	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000
Trade and other payables	6,437	-	-	-	-
Bank loans	3	8	11	4	-
Finance leases	7	26	30	33	-
Government research loans	-	449	269	761	393
Total	6,447	483	310	798	393

2015	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000
Trade and other payables	5,421	-	-	-	-
Bank loans	2	7	9	13	-
Finance leases	7	71	27	56	-
Government research loans	36	352	195	644	755
Total	5,466	430	231	713	755

2014	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000
Trade and other payables	1,890	-	-	-	-
Bank loans	2	7	9	24	-
Finance leases	11	27	-	-	-
Government research loans	-	485	207	891	351
Total	1,903	519	216	915	351

More details which regard to the line items above are included in the respective notes:

•	Trade and payables – note 20

•	Loans and borrowings – note 21

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

23	Financial instruments - risk management (continued)

Capital risk management

The Group monitors capital which comprises all components of equity (i.e. share capital, share premium, foreign exchange reserve and accumulated deficit).

The Group’s objectives when maintaining capital are:

•	to safeguard the entity’s ability to continue as a going concern; and

•	to have sufficient resource to take development projects forward towards commercialisation.

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

The movement on the deferred tax account is as shown below:

	2016	2015	2014
	£’000	£’000	£'000

Liability at 1 January	6,547	354	-
Arising on business combination	-	6,191	714
Credited to income on impairment and amortisation of intangibles	(5,509)	-	(360)
Credited to income statement	(1,740)	(131)	-
Foreign exchange gain	702	133	-

Liability at 31 December	-	6,547	354

A deferred tax liability has arisen due to deferred tax on intangible assets acquired in 2015. The liability recognised on the 2014 acquisition has tax losses in the acquired entity which qualifies for offset.

An intangible asset was impaired in the financial statements for the year ended 31 December 2014 by £1.8m and consequently a £0.36m credit was recognised in the income statement. Furthermore, another intangible asset was impaired by £11.4m in 2016 which resulted in a £4.6m tax credit being recognised in the income statement.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

24	Deferred tax (continued)

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses	Unrecognised deferred tax asset
	£’000	£’000

31 December 2014	16,017	3,203
31 December 2015	23,286	4,191
31 December 2016	26,956	5,049

With the exception of the £3.67m (2015: £1.63m: 2014: £1.81m) deferred tax asset which qualifies for offset against the deferred tax liabilities arising on the acquisitions of Midatech Pharma (Wales) Limited and Midatech Pharma US, Inc., the remaining potential deferred tax asset (£8.1m) has not been provided in these accounts due to uncertainty as to the whether the asset would be recovered.

Details of the deferred tax liability are as follows:

2016	Asset	Liability	Net
	£’000	£’000	£'000
Business Combinations	3,668	(3,668)	-

2015	Asset	Liability	Net
	£’000	£’000	£'000
Business Combinations	1,625	(8,172)	(6,547)

2014	Asset	Liability	Net
	£’000	£’000	£'000
Business Combinations	1,806	(2,160)	(354)

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

25	Share capital

	2016	2016	2015	2015	2014	2014
Authorised, allotted and fully paid – classified as equity	Number	£	Number	£	Number	£

At 1 January
Ordinary shares of 0.005p each	48,699,456	2,435	33,467,504	1,673	27,794,258	1,390
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001

Total		1,002,436		1,001,674		1,001,391

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

25	Share capital (continued)

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value 0.005 pence each. Ordinary and Deferred shares were recorded as equity.

Rights attaching to the shares following the incorporation of Midatech Pharma plc

Shares classified as equity
The holders of ordinary shares in the capital of the Company have the following rights:

(a)	to receive notice of, to attend and to vote at all general meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder.
(b)	to receive such dividend as is declared by the Board on each share held.

The holders of Deferred Shares in the capital of the Company:

(a)	shall not be entitled to receive notice of or to attend or speak at any general meeting of the Company or to vote on any resolution to be proposed at any general meeting of the Company;
(b)	shall not be entitled to receive any dividend or other distribution of out of the profits of the Company.

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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

25	Share capital (continued)

Date of Issue	Type of Share Issue	Ordinary Shares	A Preference Shares	B Preference Shares	C Preference Shares	Deferred Shares	Share Price	Total considera- tion

		Number	Number	Number	Number	Number	£	£’000
2014
As at 1 January 2014		2,889,229	1,000,000	75,000	565,064	-	-	9,093

30 January 2014	Equalisation round	39,853	-	-	-	-	-	-
19 April 2014	Subscription option	244,881	-	-	-	-	0.15	37
13 June 2014	Subscription option	8,250	-	-	-	-	0.15	1
4 September 2014	Rights issue	105,314	-	-	511,738	-	5.13	3,165
12 September 2014	Share redemption	-	-	(75,000)	-	-	-	-
	Total pre-share for share exchange – Midatech Limited	3,287,527	1,000,000	-	1,076,802	-		12,296
12 September 2014	Subscriber share – Midatech Pharma plc	1					1.0000	-
13 November 2014	Share for share exchange	3,287,527	1,000,000	-	1,076,802	-	-	-
13 November 2014	Sub-division of subscriber share	9,999	-	-	-	-	0.0001	-
28 November 2014	Warrant exchange share issue	628,356	-	-	-	-	0.0001	-
28 November 2014	Share conversion	(10,000)	-	-	-	1	-	-
28 November 2014	Share conversion	1,076,802	-	-	(1,076,802)	-	-	-
	Total ordinary shares pre-subdivision	4,992,685
28 November 2014	Share sub division	9,985,370	-	-	-	-	-	-
8 December 2014	Share issue on acquisition of Q Chip Limited	5,077,122	-	-	-	-	2.67	-
8 December 2014	Public offering (costs shown in note 18)	11,985,019	-	-	-	-	2.67	32,000
8 December 2014	Share conversion	746,747	(1,000,000)	-	-	1,000,000	-	-

		27,794,258	-	-	-	1,000,001		32,000

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

25	Share capital (continued)

		Ordinary Shares	A Preference Shares	B Preference Shares	C Preference Shares	Deferred Shares	Share Price	Total considera- tion
		Number	Number	Number	Number	Number	£	£’000
2015
As at 1 January 2015		27,794,258	-	-	-	1,000,001		32,000

24 April 2015	Exercise of employee share options	16,500	-	-	-	-	0.00005	-
25 September 2015	Exercise of employee share options	10,000	-	-	-	-	0.00005	-
4 December 2015	Share issue on acquisition of DARA BioSciences, Inc.	5,422,028	-	-	-	-	2.63	14,240
23 December 2015	Deferred consideration re: acquisition of Q Chip Limited	224,718	-	-	-	-	2.67	600

As at 31 December 2015		33,467,504	-	-	-	1,000,001		46,840

1 July 2016	Deferred consideration re: acquisition of Q Chip Limited	74,908	-	-	-	-	2.67	200
31 October 2016	Placing and Open Offer (costs shown in note 18)	15,157,044	-	-	-	-	1.10	16,673

As at 31 December 2016		48,699,456	-	-	-	1,000,001		63,713

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

26	Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose
Share premium	Amount subscribed for share capital in excess of nominal value.

Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the company has elected to take advantage of merger relief.

Shares to be issued	Shares for which consideration has been received but which are not yet issued and which form part of consideration in a business combination.

Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into sterling.

Accumulated deficit	All other net gains and losses and transactions with owners (e.g. dividends) not recognised elsewhere.

27	Leases

The Group had commitments under non-cancellable operating leases as set out below:

	Land and
	buildings	Other
2016	£'000	£'000

Expiring In one year or less	371	7
Expiring Between one and five years	449	28

	820	35

	Land and
	buildings	Other
2015	£'000	£'000

Expiring In one year or less	313	1
Expiring Between one and five years	410	2

	723	3

	Land and
	buildings	Other
2014	£'000	£'000

Expiring In one year or less	150	79
Expiring Between one and five years	159	-

	309	79

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

28	Retirement benefits
The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group.

29	Share-based Payments
Share Options

The Group has issued options over ordinary shares under the 2014 Midatech Pharma plc Enterprise Management Incentive Scheme, the Midatech Pharma plc 2016 U.S. Option Plan, which is a sub-plan of the approved UK plan, and unapproved share options awarded to non-UK or non-US staff. In addition, certain share options originally issued over shares in Midatech Ltd under the Midatech Limited 2008 unapproved share option scheme or Midatech Limited 2013 approved Enterprise Incentive scheme were reissued in 2015 over shares in Midatech Pharma plc under the 2014 Midatech Pharma plc Enterprise Management Incentive Scheme. Exercise of an option is subject to continued employment.

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2016	Granted in 2016	Exercised in 2016	Forfeited in 2016	At 31 December 2016	Exercise Price

31 December 2008	26,122	-	-	-	26,122	£1.425
31 December 2008	15,500	-	-	(12,500)	3,000	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	41,766	-	-	-	41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	-	35,796	£4.19
9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	-	880,000	£0.075
11 July 2014	5,000	-	-	(2,000)	3,000	£0.075
31 October 2016	-	50,000	-	-	50,000	£1.710
31 October 2016	-	607,600	-	-	607,600	£2.680
14 December 2016	-	8,000	-	-	8,000	£1.550
14 December 2016	-	10,000	-	-	10,000	£1.700
14 December 2016	-	3,000	-	-	3,000	£1.710
14 December 2016	-	3,000	-	-	3,000	£1.730
14 December 2016	-	3,000	-	-	3,000	£1.740
14 December 2016	-	40,000	-	-	40,000	£1.870
14 December 2016	-	40,000	-	-	40,000	£1.880
15 December 2016	-	197,000	-	-	197,000	£1.210
19 December 2016		1,110,000	-	-	1,110,000	£1.210

	1,232,294	2,071,600	-	(14,500)	3,289,394

Options exercisable at 31 December 2016	468,194
Weighted average exercise price of outstanding options at 31 December 2016	£1.234
Weighted average exercise price of options exercised in 2016	n/a
Weighted average exercise price of options forfeited in 2016	£3.446
Weighted average exercise price of options granted in 2016	£1.685
Weighted average remaining contractual life of outstanding options at 31 December 2016	8.6 years

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

29	Share-based payment (continued)

Date of grant	At 1 January 2015	Granted in 2015	Exercised in 2015	Forfeited in 2015	At 31 December 2015	Exercise Price

31 December 2008	26,122	-	-	-	26,122	£1.425
31 December 2008	15,500	-	-	-	15,500	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	59,666	-	-	(17,900)	41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	-	35,796	£4.19
3 April 2014	26,500	-	(26,500)	-	-	£0.075
9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	-	880,000	£0.075
11 July 2014	11,000	-	-	(6,000)	5,000	£0.075

	1,282,694	-	(26,500)	(23,900)	1,232,294

Options exercisable at 31 December 2015	366,044
Weighted average exercise price of outstanding options at 31 December 2015	£0.502
Weighted average exercise price of options exercised in 2015	£0.075
Weighted average exercise price of options forfeited in 2015	£4.19
Weighted average exercise price of options granted in 2015	n/a
Weighted average remaining contractual life of outstanding options at 31 December 2015	7.8 years

Date of grant	At 1 January 2014	Granted in 2014	Exercised in 2014	Forfeited in 2014	At 31 December 2014	Exercise Price

31 December 2008	44,622	-	-	(18,500)	26,122	£1.425
31 December 2008	15,500	-	-	-	15,500	£3.985
1 September 2009	12,500	-	-	(12,500)	-	£3.985
13 November 2009	25,000	-	-	(25,000)	-	£4.00
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	59,666	-	-	-	59,666	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	47,796	-	-	(12,000)	35,796	£4.19
1 May 2013	100,000	-	-	(100,000)	-	£6.85
3 April 2014	-	43,000	(16,500)	-	26,500	£0.075
9 May 2014	-	200,000	-	-	200,000	£0.075
30 June 2014	-	880,000	-	-	880,000	£0.075
11 July 2014	-	11,000	-	-	11,000	£0.075

	333,194	1,134,000	(16,500)	(168,000)	1,282,694

Options exercisable at 31 December 2014	125,847
Weighted average exercise price of outstanding options at 31 December 2014	£0.54
Weighted average exercise price of options forfeited in 2014	£5.43
Weighted average exercise price of options granted in 2014	£0.08
Weighted average remaining contractual life of outstanding options at 31 December 2014	8.5 years

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

29	Share-based payment (continued)

Options granted in 2014 relate to the Midatech Limited 2013 approved Enterprise Incentive scheme.

Of the 2,071,600 options granted during 2016, 1,981,600 options contain the following conditions:

•	25% (i.e. 495,400 options) vest on the first anniversary of the relevant date of grant; and
•	A further 6.25% (i.e. 123,850 options) vest every 3 months following the first anniversary of the date of grant such that by the fourth anniversary all 1,981,600 options shall have vested.
•
607,600 of these options related to 2015 but the acquisition of DARA BioSciences and other activities during that year meant that there was insufficient time during Open periods to make the awards until 2016. However, the effective date of grant and hence basis for vesting was in 2015. As a result, 151,900 of these options had vested by 31 December 2016.

The remaining 90,000 options granted during 2016 contain the following conditions:

•	Vesting is conditional on the Midatech Pharma US, Inc. business achieving a revenue target for the year ended 31 December 2017;
•	Subject to the achievement of the revenue target noted above, 25% (i.e. 22,500 options) vest on the first anniversary of the relevant date of grant;
•
A further 6.25% (i.e. 5,625 options) vest every 3 months following the first anniversary of the date of grant such that by the fourth anniversary, and subject to the achievement of the revenue target noted above, all 90,000 options shall have vested.

Otherwise the main vesting condition of all share options is that the Director or employee remain employed with the Group as at the date of exercise or continues to provide consultancy services as at the date of exercise.

The following information is relevant in the determination of the fair value of options granted during the year 2016 under the equity share based remuneration schemes operated by the Group.

2016

Number of options	2,071,600
Option pricing models used	Black Scholes
Share price	£1.143-£1.19*
Exercise price of options issued in year	£1.21-£2.68
Contractual life	10 years
Expected life	5 years
Volatility	40%**
Expected dividend yield	0%
Risk free rate	0.63%-0.74%

*	The share price used in the determination of the fair value of the options granted in 2016 was the average of the opening and closing share prices on the date of grant.
**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

The 200,000 options granted on 9 May 2014 contained the following conditions:

•	25,000 vested immediately;
•	25,000 vest on 1 May 2015, a further 25,000 on 1 May 2016 and a further 25,000 on 1 May 2017;
•	50,000 vest when the ordinary price of a share reaches £13.70;
•	50,000 vest when the ordinary price of a share reaches £27.40; and
•	On the event of an initial public offering all of the remaining unvested options vest immediately and have therefore vested due to the IPO in 2014.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

29	Share-based payment (continued)

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

2014
Number of options	1,134,000
Option pricing models used	Black Scholes/ Monte Carlo
Share price	£2.67*
Exercise price of options issued in year	7.5p
Contractual life	9 -10 years
Volatility	60%**
Expected dividend yield	0%
Risk free rate	1.51%

*	The share price used in the determination of the fair value of the options granted in 2014 was the price of ordinary shares issued at initial public offering in December 2014.
**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a four-year period.

All other share options relate to the Midatech Limited 2008 unapproved share option scheme.

30	Capital commitments

The Group had no capital commitments at 31 December 2016, 31 December 2015 and 31 December 2014.

31	Related party transactions

Details of Directors’ remuneration are given in note 5.

Transactions with Monosol RX, LLC

The Directors consider Monosol RX, LLC (“Monosol”) to be a related party by virtue of the fact that Monosol is a shareholder of the company and a collaborative partner in the MidaSol Therapeutics joint operation.

During the period, due to cessation of activities within the MidaSol Therapeutics joint operation no monies were receivable from Monosol (2015: £317K, 2014: £273k) for research services. Amounts receivable in prior years were credited to research and development expenditure.  The year-end receivable due from Monosol was nil (2015: £219K, 2014: nil). As a result of the cessation of activities, Monosol ceased to be a related party on 2 May 2016.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2016, 2015 and 2014

31	Related party transactions (continued)

Monosol is also the licensor of the Company’s Zuplenz® product.  In this capacity, the Group incurred royalty costs up to the date at which it ceased to be a related party of £187.7k, payable to Monosol (2015: nil).  The year-end payable to Monosol was £48.7k (2015: nil).

The Group has not made any allowances for bad or doubtful debts in respect of related party debtors nor has any guarantee been given or received during 2016, 2015 or 2014 regarding related party transactions.

32	Contingent liabilities

The Group had no contingent liabilities at 31 December 2016, 31 December 2015 and 31 December 2014.

33	Ultimate controlling party

The Directors do not consider that there is an ultimate controlling party.

34	Post balance sheet events

In Q1 2017, the Company entered into a senior secured loan agreement for £6m with Silicon Valley Bank. The loan is available to be drawn down in three tranches of £2m each, the first being available following signing of the loan agreement and the other two tranches dependent upon future research milestones.