Form 20-F
period 2017-12-31
Midatech Pharma Plc
filed 2018-04-24
CIK 1643918

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017 was: 61,084,135 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2017, 2016 and 2015 have been derived from our consolidated financial statements, as presented at the end of this annual report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

Midatech prepares its consolidated financial statements in British pounds sterling. In this annual report, references to “GBP,” “£,” “pence” or “p” are each to British pounds sterling (or units thereof), and references to “$,” “USD,” “US$” and “United States dollar” are each to the United States dollar. Except as otherwise stated, all monetary amounts in this annual report are presented in Great Britain pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all British pounds sterling amounts as of and for the year ended December 31, 2017 have been translated into United States dollars at the rate at December 29, 2017, of £1.00 to $1.3529, based on noon buying rates published by the Federal Reserve Bank of New York for the British pound sterling on such date. These translations should not be considered representations that any such amounts have been, could have been or could be converted into United States dollars at that or any other exchange rate as of that or any other date.

References to a particular “fiscal” year are to our fiscal year ended December 31 of such year. References to years not specified as being fiscal years are to calendar years.

As reference, the following provides a description of the different phases of clinical trials, as may be used in this annual report:

·
Phase I clinical trials involve the assessment of the safety, pharmacodynamics and pharmacokinetics of a drug candidate in a small group of healthy human subjects (typically 20 to 100 patients), or in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

·	Phase II clinical trials involve the assessment in patients of a drug to determine its safety, dose range, possible side effects and preliminary efficacy (typically 100 to 300 patients).

·
Phase III is a clinical trial involving the assessment of the efficacy and safety of a drug, usually in comparison with a marketed product or a placebo, in the patient population for which it is intended (typically 1,000 to 3,000 patients).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking information about Midatech that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this annual report or may be incorporated into this annual report by reference to other documents. Representatives of Midatech may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” “can,” “likely,” “could” and similar expressions are intended to identify forward-looking statements. Forward-looking statements appear in a number of places throughout this annual report and include statements regarding Midatech’s intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, Midatech’s intellectual property position, success integrating Midatech US and other acquisitions, research and development projects, results of operations, cash needs, capital expenditures, financial condition, liquidity, prospects, growth and strategies, regulatory approvals and clearances, the markets and industry in which Midatech operates and the trends and competition that may affect the markets, industry or Midatech.

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. Midatech wishes to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to risks related to:

·	Midatech’s estimates regarding losses, expenses, future revenues, capital requirements and needs for additional financing;
·	Midatech’s ability to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle, nano-inclusion and sustained release drug delivery platforms;
·	Midatech’s compliance with covenants contained in the terms of the agreements governing its indebtedness;
·	the successful commercialization and manufacturing of Midatech’s licensed products, products originally licensed to Midatech US, and any future product Midatech may commercialize;
·	the success and timing of Midatech’s preclinical studies and clinical trials;
·	shifts in Midatech’s business and commercial strategy;
·	the filing and timing of regulatory filings, including Investigational New Drug applications, with respect to any of Midatech’s products and the receipt of any regulatory approvals;
·	the anticipated medical or other benefits of Midatech’s products;
·	the difficulties in obtaining and maintaining regulatory approval of Midatech’s product candidates, and the labeling under any approval Midatech may obtain;
·	the success and timing of the potential commercial development of Midatech’s product candidates and any product candidates Midatech may acquire in the future;
·	Midatech’s plans and ability to develop and commercialize Midatech’s product candidates and any product candidates Midatech acquires in the future;
·	the rate and degree of market acceptance of any of Midatech’s product candidates;
·	the successful development of Midatech’s commercialization capabilities, including its internal sales and marketing capabilities;
·	obtaining and maintaining intellectual property protection for Midatech’s product candidates and Midatech’s proprietary technology;
·	the success of competing therapies and products that are or become available;
·	the success of any future acquisitions;
·	Midatech’s ability to continue as a going concern;
·	the difficulties of integrating any future acquisitions into Midatech’s own business;
·	the outcome of the Company’s remediation plan and approach to the material weaknesses in internal control over financial reporting;
·	cybersecurity and other cyber incidents;
·	industry trends;
·	the impact of government laws and regulations;
·	regulatory, economic and political developments in the United Kingdom, the European Union, the United States and other foreign countries;

·	the difficulties doing business internationally;
·	the ownership of Midatech’s Ordinary Shares and Depositary Shares;
·	the status of Midatech’s ongoing leadership transition and Midatech’s failure to recruit or retain key scientific or management personnel or to retain Midatech’s executive officers;
·	the impact and costs and expenses of any litigation Midatech may be subject to now or in the future; and
·	the performance of third parties, including joint venture partners, Midatech’s sales force, Midatech’s collaborators, third-party suppliers and parties to Midatech’s licensing agreements.

Any forward-looking statements that Midatech makes in this annual report speak only as of the date of such statement, and Midatech undertakes no obligation to update such statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks Midatech describes in the reports it will file from time to time with the SEC after the date of this annual report. See “Item 10. Additional Information-H. Documents on Display.”

You should also read carefully the factors described in “Item 3. Key Information-D. Risk Factors” and elsewhere in this annual report to better understand the risks and uncertainties inherent in Midatech’s business and underlying any forward-looking statements. As a result of these factors, Midatech cannot assure you that the forward-looking statements in this annual report will prove to be accurate. Furthermore, if Midatech’s forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Midatech or any other person that Midatech will achieve its objectives and plans in any specified timeframe, or at all.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A.	Selected Financial Data.

Midatech prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The following table sets forth certain of Midatech’s consolidated financial data. The selected historical consolidated financial data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2017, 2016 and 2015 is derived from Midatech’s consolidated financial statements, which are included elsewhere in this annual report. The selected historical consolidated financial data as of December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013 have been derived from Midatech’ consolidated financial statements, which are not presented herein.

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

Acquisitions of Q Chip Limited and DARA BioSciences, Inc.

On December 8, 2014, Midatech acquired Q Chip Limited, a company incorporated under the laws of England and Wales, subsequently renamed Midatech Pharma (Wales) Limited (“Midatech Wales”). Midatech’s financial and operating data for fiscal 2014 includes the results of Midatech Wales from the date of Midatech’s acquisition of Midatech Wales.

On December 4, 2015, Midatech acquired DARA and subsequently changed its name to Midatech US. Midatech’s financial and operating data for fiscal 2015 and 2014 includes the results of Midatech US from the date of Midatech’s acquisition of DARA.

Thus Midatech’s financial and operating data are not fully comparable in this annual report.

Consolidated Statement of Comprehensive Income Data

(£’s in thousands, except share and per share data; all from continuing operations)	As of and for the Year Ended December 31,
	2017	2016	2015	2014	2013

Revenue	6,758	6,376	775	157	147
Loss from operations	(17,578)	(30,586)	(12,918)	(9,947)	(4,499)
Loss before tax	(17,329)	(29,322)	(11,232)	(10,100)	(4,883)
Loss for the year attributable to the owners of the parent	(16,064)	(20,162)	(10,099)	(9,082)	(4,084)
Total other comprehensive (loss) income, net of tax	(1,233)	3,228	399	(151)	5
Total comprehensive loss attributable to the owners of the parent	(17,297)	(16,934)	(9,700)	(9,233)	(4,079)
Loss Per Share Data:
Basic and diluted loss per ordinary share-pence	(31p )	(56p )	(36p )	(101p )	(71p )
Cash dividends declared per ordinary share	-	-	-
Weighted average number of ordinary shares used	51,317,320	36,072,752	28,229,814	9,026,347	5,715,576

Consolidated Statement of Financial Position Data:
Non-Current assets	30,641	34,386	43,710	15,035	1,079
Current assets	18,583	22,303	20,331	31,628	4,095
Cash and cash equivalents	13,204	17,608	16,175	30,325	2,387
Total assets	49,224	56,689	64,041	46,663	5,174
Non-Current liabilities	6,185	1,620	8,055	1,842	2,119
Borrowings	6,185	1,620	1,508	1,488	2,119
Current liabilities	8,363	9,345	9,099	2,832	2,295
Total liabilities	14,548	10,965	17,154	4,674	4,414
Total equity	34,676	45,724	46,887	41,989	760
Total equity and liabilities	49,224	56,689	64,041	46,663	5,174

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

The data provided in the following table is expressed in United States dollars per British pound sterling and is based on noon buying rates published by the Federal Reserve Bank of New York for the British pound sterling. On March 30, 2018, the noon buying rate was £1.00 = $1.4027.

	High ($)	Low ($)
Recent Monthly Data
March 2018	1.4236	1.3755
February 2018	1.4247	1.3794
January 2018	1.4264	1.3513
December 2017	1.3529	1.3316
November 2017	1.3506	1.3067
October 2017	1.3304	1.3063

Average Rate ($) (1)
Annual Data (12-month period ended December 31)
2017	1.3444
2016	1.3444
2015	1.5250
2014	1.6461
2013	1.5667
_____________
(1)	The average rates were calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York, on the last day of each month during the period.

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds

Not Applicable

D.	Risk Factors

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

Midatech is an early-stage biopharmaceutical company. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain regulatory approval or become commercially viable. Prior to the acquisition of DARA in December 2015, Midatech had not generated any revenue from product sales, and it continues to incur significant development and other expenses related to its ongoing operations. As a result, Midatech is not profitable and has incurred substantial losses since its inception. For the year ended December 31, 2017, Midatech had a net loss of £17 million, and an accumulated deficit of £75 million.

Midatech expects to continue to incur losses for the foreseeable future, and expects these losses to increase as it continues its development of, and seeks regulatory approvals for, its product candidates, and begins to commercialize any approved products. For example, recent challenges have temporarily slowed Midatech’s development program progression and reduced its ability to invest in key programs.

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

Midatech is at a relatively early stage of its commercial development. To date, Midatech has not generated any revenue from its product candidates. Midatech’s ability to generate revenue and become and remain profitable depends, in part, on its ability to successfully commercialize products, including any of its product candidates, or other product candidates it may in-license or acquire. Even if Midatech were to successfully achieve regulatory approval of its product candidates, Midatech does not know when any of the product candidates will generate revenue, if at all. Midatech’s ability to generate revenue from its current or future product candidates also depends on a number of additional factors, including its ability to:

·	successfully complete development activities, including preclinical development and clinical trials for its product candidates;

·
complete and submit new drug applications to the European Medicines Agency (the “EMA”), the Medicines and Healthcare Products Regulatory Agency in the United Kingdom (the “MHRA”), the United States Food and Drug Administration (the “FDA”), and any other foreign regulatory authorities, and obtain regulatory approval for testing and for products for which there is a commercial market;

·	set a commercially viable price for its products;

·	obtain commercial qualities of its products at acceptable cost levels;

·	develop a commercial organization capable of sales, marketing and distribution in its markets; and

·	obtain adequate reimbursement from third-parties, including government, departments and healthcare payors

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

Midatech expects to continue to spend substantial amounts of its cash resources going forward in order to advance the clinical development of its product candidates and launch and commercialize any product candidates for which it receives regulatory approval. Midatech does not believe its existing balances of cash and cash equivalents will be sufficient to satisfy its working capital needs and other liquidity requirements associated with its existing operations over the next 12 months, and believes that additional financing will be required over the next twelve months, including for the further development and commercialization of its product candidates from time to time.

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

Midatech’s forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Item 3.D Risk Factors” section. Midatech has based this estimate on assumptions that may prove to be wrong, and it could utilize its available capital resources sooner than it currently expects. Midatech’s future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

·
the further growth in sales of Zuplenz or products acquired in connection with the acquisition of DARA or any additional acquisitions and the commercialization of other assets, including those licensed from Novartis Pharma AG (“Novartis”);

·	the initiation, progress, timing, costs and results of clinical trials for Midatech’s product candidates and future product candidates it may in-license or acquire;

·
the attainment of milestones and the need to make any royalty payments on any of Midatech’s product candidates or any other future product candidates, including Zuplenz and any product candidates derived from Midatech’s license with Novartis;

·	the number and characteristics of product candidates Midatech in-licenses or acquires and develops;

·
the outcome, timing and cost of regulatory approvals by the EMA, the MHRA, the FDA and any other comparable foreign regulatory authorities, including the potential for such regulatory authorities to require that Midatech performs more studies, or more costly studies, than those it currently expects;

·	the cost of filing, prosecuting, defending and enforcing any patent claims or other intellectual property rights;

·	the effect of competing technological and market developments;

·	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which Midatech may receive regulatory approval; and

·	Midatech’s need to repay amounts due under its senior secured credit agreement with an affiliate of MidCap Financial Services, LLC (“MidCap”), dated December 29, 2017 (the “Credit Agreement”).

If a lack of available capital means that Midatech is unable to expand its operations or otherwise capitalize on its business opportunities, its business, financial condition and results of operations could be materially adversely affected.

Midatech may not have sufficient cash flow from its business to service its debt under the Credit Agreement.

Midatech’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance, its indebtedness, including the borrowings under the Credit Agreement, depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control.  Midatech’s business may not generate cash flow from operations in the future sufficient to service its debt and make necessary capital expenditures.  If Midatech is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing debt or obtaining additional equity capital on terms that may be onerous or highly dilutive.  Midatech’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. Midatech may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

Midatech’s cash flows and capital resources may be insufficient to make required payments on its indebtedness and future indebtedness.

On December 29, 2017, Midatech entered into the Credit Agreement with MidCap, which provided Midatech with $15 million in debt financing, comprised of three tranches, which mature on December 29, 2021. Borrowings under the Credit Agreement will bear interest at a rate equal to the greater of (i) the LIBOR rate or (ii) 1.25%, in each case plus an applicable margin of 7.50%.  To date, Midatech has borrowed $7 million under the Credit Agreement.  Such indebtedness could have important consequences to Midatech. For example, it could:

·	make it difficult for Midatech to satisfy its other debt obligations;

·	make Midatech more vulnerable to general adverse economic and industry conditions;

·	limit Midatech’s ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate requirements;

·	limit Midatech’s ability to make large investments or acquisitions;

·	expose Midatech to interest rate fluctuations because the interest rate on the debt under the MidCap Credit Agreement is variable;

·	require Midatech to dedicate a portion of our cash flow from operations to payments on its debt, thereby reducing the availability of our cash flow for operations and other purposes;

·	limit Midatech’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and

·	place Midatech at a competitive disadvantage compared to competitors that may have proportionately less debt and greater financial resources.

In addition, Midatech’s ability to make scheduled payments or refinance its obligations depends on its successful financial and operating performance, cash flows and capital resources, which in turn depend upon prevailing economic conditions and certain financial, business and other factors, many of which are beyond Midatech’s control. These factors include, among others:

·	economic and demand factors affecting Midatech’s industry;

·	pricing pressures;

·	increased operating costs;

·	competitive conditions; and

·	other operating difficulties.

If Midatech’s cash flows and capital resources are insufficient to fund its debt service obligations, Midatech may be forced to reduce or delay capital expenditures, sell material assets or operations, as well as consider other strategic alternatives, obtain additional capital or restructure its debt. In the event that Midatech is required to dispose of material assets or operations to meet its debt service and other obligations, the value realized on such assets or operations will depend on market conditions and the availability of buyers. Accordingly, any such sale may not, among other things, be for a sufficient dollar amount to fund its debt service obligations. Midatech’s obligations pursuant to the Credit Agreement are secured by first priority security interests in substantially all of its assets. The foregoing encumbrances may limit Midatech’s ability to dispose of material assets or operations. Midatech also may not be able to restructure its indebtedness on favorable economic terms, if at all. Midatech may incur additional indebtedness in the future, including pursuant to the Credit Agreement. Midatech’s incurrence of additional indebtedness would intensify the risks described above.

The Credit Agreement contains various covenants limiting the discretion of our management in operating our business.

The Credit Agreement contains, subject to certain carve-outs, various restrictive covenants that limit management's discretion in operating its business. In particular, these instruments limit Midatech’s ability to, among other things:

·	incur additional debt;

·	grant liens on assets;

·	make investments, including capital expenditures and acquisitions;

·	sell or acquire assets outside the ordinary course of business; and

·	make fundamental business changes.

If Midatech fails to comply with the restrictions in the Credit Agreement, a default may allow the creditors under the relevant instruments to accelerate the related debt and to exercise their remedies under these agreements, which will typically include the right to declare the principal amount of that debt, together with accrued and unpaid interest and other related amounts including penalties, immediately due and payable, to exercise any remedies the creditors may have to foreclose on assets that are subject to liens securing that debt and to terminate any commitments they had made to supply further funds.

The vote by the United Kingdom electorate in favor of the United Kingdom’s exit from the European Union could lead to increased market volatility and could adversely impact the market price for Midatech’s Ordinary Shares and Depositary Shares, make it more difficult for Midatech to do business in Europe or have other adverse effects on its business, results of operations and financial condition.

On June 23, 2016, the United Kingdom government held an in-or-out referendum on the United Kingdom’s membership of the European Union in which voters approved the United Kingdom’s exit from the European Union (commonly referred to as “Brexit”). On March 29, 2017, the United Kingdom formally initiated its withdrawal from the European Union by triggering Article 50 of the Treaty of Lisbon. As a result of the triggering of Article 50, the process of negotiation, which is expected to take at least two years, has commenced between the United Kingdom and European Union member states to determine the terms of the United Kingdom’s withdrawal and arrangements for the United Kingdom’s future relationship with the European Union.  This negotiation period could be extended by a unanimous decision of the European Council, in agreement with the United Kingdom. The referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal.  From a regulatory perspective, the United Kingdom’s withdrawal could bear significant complexity and risks.  A basic requirement related to the grant of a marketing authorization for a medicinal product in the European Union is that the applicant is established in the European Union. Following the withdrawal of the United Kingdom from the European Union, marketing authorizations previously granted to applicants established in the United Kingdom may no longer be valid.  Moreover, depending upon the exact terms of the United Kingdom’s withdrawal, the scope of a marketing authorization for a medicinal product granted by the European Commission pursuant to the centralized procedure might not, in the future, include the United Kingdom. In these circumstances, an authorization granted by competent United Kingdom authorities would be required to place medicinal products on the United Kingdom market. In addition, the laws and regulations that will apply after the United Kingdom withdraws from the European Union would affect the manufacturing sites that hold a certification issued by the United Kingdom competent authorities, and vice versa.  Midatech’s capability to rely on these manufacturing sites for products intended for the European Union market would also depend upon the exact terms of the United Kingdom withdrawal. A significant portion of Midatech’s manufacturing infrastructure is located in Spain, which is a member of the European Union. When the United Kingdom ceases to be a member of the European Union, Midatech’s ability to integrate its United Kingdom and Spanish operations could be adversely affected. For example, depending on the terms of Brexit, Midatech could become subject to export tariffs and regulatory restrictions that could increase the costs and time related to doing business in Spain.

The referendum has also given rise to calls for the governments of other European Union Member States to consider withdrawal from the European Union.  These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets.  Any of these factors could significantly increase the complexity of Midatech’s activities in the European Union and in the United Kingdom, could depress Midatech’s economic activity and restrict its access to capital, which could have a material adverse effect on its business, financial condition and results of operations and reduce the price of its Ordinary Shares.

Midatech recognized material intangible asset impairment losses as of December 31, 2016 and 2017 and may be required to recognize additional non-cash impairment losses in the future.

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

Additionally, as of December 31, 2017, in connection with its decision to discontinue development of its program for Opsisporin and the resultant reduction in sales forecasts, Midatech recognized an impairment loss for in-process research and development of Opsisporin, resulting in a charge to the income statement of £1.50 million.  While Opsisporin is currently outside of Midatech’s strategic focus, pre-clinical proof of concept studies have been completed and Midatech believes that the Opsisporin still has merit and development may be restarted when Midatech has more available resources.

These impairment charges discussed above and any additional impairment charges could materially increase Midatech’s expenses and reduce Midatech’s profitability. The process of testing goodwill and intangible assets for impairment involves numerous judgments, assumptions and estimates made by Midatech’s management including expected future profitability, cash flows and the fair values of assets and liabilities, which inherently reflect a high degree of uncertainty and may be affected by significant variability. If the business climate deteriorates, including the markets in which certain of Midatech’s products are sold, then actual results may not be consistent with these judgments, assumptions and estimates, and Midatech’s goodwill and intangible assets may become impaired in future periods. This would in turn have an adverse impact on Midatech’s financial position and results of operations.

Risks Related to Midatech’s Business and Industry

Midatech’s future success is dependent on product development, regulatory approval and commercialization of its products, product candidates and any product candidates it may acquire in the future.

While Midatech has acquired products that have received regulatory approval and has begun commercialization, Midatech must continue to conduct clinical trials and research and development for its additional product candidates, and there can be no assurance that any of Midatech’s targeted developments will be successful. Midatech must develop functional products that address specific market needs. It must therefore engage in new development activities, which may not produce innovative, commercially viable results in a timely manner or at all. In addition, Midatech may not be able to develop new technologies or identify specific market needs that are addressable by its technologies, or technologies available to it. Midatech may encounter delays and incur additional development and production costs and expenses, over and above those expected, in order to develop technologies and products suitable for licensing. If Midatech’s development program is curtailed due to any of the above issues, this may have a material adverse effect on Midatech’s business and financial conditions.

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

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of any preclinical studies and early clinical trials of Midatech’s product candidates may not be predictive of the results of later-stage clinical trials, even after seeing promising results in earlier clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry, including many with greater resources and experience than Midatech, have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. For example, in May 2016, Midatech announced that the results of its Phase IIa dosing study of Midatech’s transbuccal insulin delivery system, which delivered insulin through the mouth, were unfavorable compared to the traditional sub-cutaneous, or through the skin, insulin delivery system. Midatech’s future clinical trial results for its other products and programs may also be unsuccessful.

Midatech is about to embark on a clinical trials program for its Q-Octreotide product, which is expected to commence its first-in-human study in the first half of 2018. Other clinical development programs are also expected to commence during 2018. Midatech may experience delays in its ongoing or future clinical trials and it does not know whether planned clinical trials will begin or enroll subjects on time, need to be redesigned or be completed on schedule, if at all. Clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

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

·
delay or failure in obtaining institutional review board (“IRB”), approval, or the approval of other reviewing entities, including foreign regulatory authorities, to conduct a clinical trial at each site;

·
failure to recruit, or subsequent withdrawal of, clinical trial sites from Midatech’s clinical trials as a result of changing standards of care or the ineligibility of a site to participate in Midatech’s clinical trials;

·	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

·	delay or failure in having subjects complete a trial or return for post-treatment follow-up;

·	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

·	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication;

·	failure of Midatech’s third party clinical trial managers or clinical sites to satisfy its contractual duties or meet expected deadlines;

·
failure to receive the recommendation of health technology assessment bodies such as  the US Agency for Healthcare Research and Quality, and other relevant international bodies or agencies responsible for pricing and utilization determinations;

·	delay or failure in adding new clinical trial sites;

·	ambiguous or negative interim results, or results that are inconsistent with earlier results;

·
feedback from the EMA, the MHRA, the FDA, the IRB, data safety monitoring boards, or other regulatory authority, or results from earlier stage or concurrent preclinical and clinical studies, which might require modification to the protocol for a given study;

·
decisions by the EMA, the MHRA, the FDA, the IRB, other regulatory authorities, or us, or recommendation by a data safety monitoring board or other regulatory authority, to suspend or terminate a clinical trial at any time for safety issues or for any other reason;

·	unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects;

·	failure to demonstrate a benefit from using a drug over existing marketed products;

·
manufacturing issues, including problems with manufacturing or obtaining from third parties sufficient quantities of raw materials, active pharmaceutical ingredients (“API”), or product candidates for use in clinical trials; and

·	changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Patient and/or volunteer enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of subjects to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, the ability to obtain and maintain patient consents, whether enrolled subjects drop out before completion, competing clinical trials, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications Midatech is investigating.  Furthermore, Midatech relies on contract research organizations and clinical trial sites to ensure the proper and timely conduct of its clinical trials and while it has agreements governing their activities, it has limited influence over their actual performance.

If Midatech experiences delays in the completion of, or termination of, any ongoing or future clinical trial of its product candidates, the commercial prospects of its product candidates will be harmed, and its ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing Midatech’s clinical trials may increase its costs, slow down its product candidate development and approval process and jeopardize its ability to commence product sales and generate revenues. Any of these occurrences may harm its business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Midatech’s product candidates.

The regulatory approval processes in the United States and Europe are lengthy, time consuming and inherently unpredictable, and if Midatech is ultimately unable to obtain regulatory approval for its product candidates, its business may be substantially harmed.

The time required to obtain approval for a product candidate by the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities is unpredictable, but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities.
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

Midatech’s product candidates could fail to receive regulatory approval from the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities for many reasons, including:

·	disagreement with the design or implementation of Midatech’s clinical trials;

·	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

·	failure of clinical trial results to meet the level of statistical significance required for approval;

·	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

·	disagreement with Midatech’s interpretation of data from preclinical studies or clinical trials;

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

In addition, the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and Midatech’s commercialization plans, or Midatech may decide to abandon the development program. If Midatech were to obtain approval, regulatory authorities may approve any of its product candidates for fewer or more limited indications than it requests, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In addition, if Midatech’s product candidate produces undesirable side effects or safety issues, the regulatory authorities (the FDA, MHRA, EMA or a comparable foreign regulatory authority) may require the establishment of Risk Evaluation and Mitigation Strategy (“REMS”) which may, for instance, restrict distribution of Midatech’s products and impose burdensome implementation requirements on it. Any of the foregoing scenarios could materially harm the commercial prospects for Midatech’s product candidates.

Midatech’s product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval and limit the commercial profile of an approved label, and such side effects or other properties could result in significant negative consequences following any marketing approval of any of Midatech’s products or product candidates.

Undesirable side effects caused by any of Midatech’s product candidates could cause it or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the EMA, the MHRA, the FDA or other comparable foreign regulatory authority. Results of Midatech’s trials could reveal a high and unacceptable severity and prevalence of side effects or risks associated with a product candidate’s use. In such an event, Midatech’s trials could be suspended or terminated and the regulatory authorities could order it to cease further development of or deny approval of its product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may harm Midatech’s business, financial condition and prospects significantly.

Additionally, if undesirable side effects of Midatech’s products are identified following marketing approval, a number of potentially significant negative consequences could result, including:

·	Midatech may suspend marketing of such product;

·	Midatech may be obliged to conduct a product recall or product withdrawal;

·	regulatory authorities may withdraw approvals of such product or may require additional warnings on the label;

·
Midatech may be required to develop a REMS for each product or, if a strategy is already in place, to incorporate additional requirements under the REMS, or to develop a similar strategy as required by a comparable foreign regulatory authority;

·	Midatech may be required to conduct additional post-market studies;

·	Midatech may record significant inventory impairment charges to write down the value of inventories to estimated net realizable value; and

·	Midatech could be sued and held liable for harm caused to subjects or patients.

 Consequently, Midatech’s reputation and business may suffer.

Any of these events could prevent Midatech from achieving or maintaining market acceptance of the particular product or product candidate, if approved, and could significantly harm its business, results of operations and prospects.

Even if its product candidates receive regulatory approval, Midatech’s products may still face future development, manufacturing and regulatory difficulties.

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

In addition, manufacturers of drug and biological products and their facilities are subject to continual review and periodic inspections by the EMA, the MHRA, the FDA and other governmental regulatory authorities for compliance with current good manufacturing practices (“cGMP”) regulations. If Midatech or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or Midatech, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If Midatech, its products, product candidates or the manufacturing facilities for its products or product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

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

·	seek an injunction or impose civil or criminal penalties or monetary fines;

·	suspend or withdraw its regulatory approval;

·	suspend any ongoing clinical studies;

·	refuse to approve pending applications or supplements to applications filed by us;

·	suspend or impose restrictions on operations, the products, manufacturing or Midatech itself;

·	require Midatech to change its product labeling; or

·	seize or detain products, refuse to permit the import or export of products or require Midatech to initiate a product recall.

The occurrence of any of these events or penalties described above may inhibit Midatech’s ability to commercialize its products and generate revenue.

Any advertising and promotion of any product or any future product Midatech may commercialize will be heavily scrutinized.

Advertising and promotion of any of Midatech’s products or any future product Midatech may commercialize will be heavily scrutinized by various regulatory authorities in the jurisdictions in which the product is promoted. Violations of applicable advertising and promotion laws and regulations, including promotion of Midatech’s products for unapproved (or off-label) uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA and comparable foreign regulatory authorities.

In the United States, engaging in impermissible promotion of Midatech’s products for off-label uses can subject Midatech to false claims litigation under federal and state statutes, which, if successful, could result in civil and criminal penalties and fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. These false claims statutes include the federal civil False Claims Act, which allows the federal government or any individual to bring a lawsuit against a pharmaceutical company, on behalf of the federal government, alleging the submission of false or fraudulent claims, or causing the submission of such false or fraudulent claims, for payment of government funds, and any successful individual could share in any judgment or settlement funds. In recent years, False Claims Act lawsuits against pharmaceutical companies have led to several substantial civil and criminal settlements based on certain sales practices promoting off-label drug uses. This growth in litigation has increased the risk that a pharmaceutical company will have to defend a false claim action, pay treble damages and penalties, or agree to comply with burdensome reporting and compliance obligations pursuant to a Corporate Integrity Agreement or other settlement agreement with the U.S. Department of Health and Human Services Office of Inspector General to avoid exclusion from the Medicare, Medicaid, and other federal and state healthcare programs. If Midatech does not lawfully promote its approved products, it may become subject to such litigation and, if it is not successful in defending against such actions, those actions may have a material adverse effect on its business, financial condition and results of operations.  Equivalent laws and potential consequences exist in foreign jurisdictions.

Advertising and promotion of Midatech’s products will be similarly subject to close scrutiny in the European Union.  Allegations of off-label promotion of the Group’s products could lead to imposition of administrative measures, fines and imprisonment and limitations or restrictions on permitted communications concerning the advertising and promotion of its products.

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

Midatech’s ability to generate revenues or profits from Zuplenz or products originally licensed to DARA will be dependent upon the ability of Midatech’s sales force to successfully interact with healthcare professionals. Any challenges that the sales force encounters in engaging with healthcare practitioners, or any failure of Midatech’s marketing strategy to achieve the desired results, could have a material adverse effect on Midatech’s financial condition, operating results and stock price.

Midatech’s ability to successfully interact with healthcare professionals and to market its product portfolio, and to generate revenues or profits from its products, will depend upon successful operation of the sales force. There can be no assurances that the sales representatives will achieve the desired results or that they will be successful in marketing Midatech’s products. If the sales force does not effectively market Midatech’s products as desired, Midatech’s financial condition, results of operations and stock price could be materially adversely affected.

If Midatech is unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell its products and product candidates, it may be unable to generate any revenue.

Midatech is in the early stage of its commercial operations and has only a limited operating history on which to base an evaluation of its current business and prospects. In order to market any products that may be approved by the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities, Midatech must maintain and build on its current sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. If Midatech is unable to establish and maintain adequate sales, marketing and distribution capabilities, whether independently or with third parties, it may not be able to generate product revenue and may not become profitable. Midatech will be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without enhancements to its internal commercial organization or the support of a third party to perform sales and marketing functions, Midatech may be unable to compete successfully against these more established companies.

Some of Midatech’s revenues are derived from licensing or collaboration agreements with other organizations and Midatech’s commercial success may be subject to the capabilities of those organizations to successfully perform pursuant to the licensing and collaboration agreements.  Additionally, if Midatech fails to fulfill its obligations pursuant to such agreements, these agreements may be subject to termination.

Some of Midatech’s revenues are derived from licensing or collaboration agreements with other biopharmaceutical companies, research institutes and universities. Midatech’s success is dependent on these commercial arrangements and on similar arrangements for future exploitation of product candidates in development that have not yet been partnered. Midatech’s collaborators have substantial responsibility for some of the development and commercialization of Midatech’s product candidates. Certain of Midatech’s collaborators also have significant discretion over the resources they devote to these efforts. Midatech’s success from any such collaboration, therefore, will in part depend on the ability and efforts of those third parties. Midatech cannot guarantee that these collaborators will devote sufficient resources to collaborations with Midatech or that Midatech’s product candidates can be developed and commercialized without these collaborators. In addition, there can be no assurance that any company that enters into agreements with Midatech will not pursue alternative technologies, either on its own or in collaboration with others, including Midatech’s competitors, as a means of developing treatments for the conditions targeted by those products which Midatech has licensed. Some of Midatech’s collaboration agreements are contracted, and are likely to be contracted in the future, with partners who are in strong negotiating positions and who have greater financial resources than Midatech. While Midatech seeks to negotiate contracts on terms that it considers are the most beneficial to it, a number of existing contracts contain, and Midatech expects that future contracts may contain, what could be considered potentially onerous terms for Midatech, such as (in some cases) on-demand termination, uncapped indemnities, extensive warranties and broad confidentiality restrictions (in terms of scope and time).

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

·	Gelclair, an FDA-cleared oral gel barrier device indicated for the management and relief of pain due to oral mucositis;

·	Oravig, an orally dissolving buccal tablet approved for oral thrush; and

·	Soltamox, an FDA-approved oral liquid solution of tamoxifen citrate, for the treatment and prevention of breast cancer.

Sales of Oravig in 2016 did not meet the level expected when the DARA business was acquired, resulting in an impairment as of December 31, 2016, for marketing and intangible product rights of £11.4 million. The market in which this product is sold is heavily genericized and Oravig has struggled to gain significant market share.

There are a number of pharmaceutical and biotechnology companies that currently market and sell products or are pursuing development of products similar to Midatech’s technology, products and product candidates. With respect to its product candidates, from a technology perspective, Midatech believes other companies using gold nanoparticle technologies include CytImmune Sciences, Inc., and Nanospectra Biosciences, Inc. In oncology, there are marketed nanodrugs on the market including a paclitaxel protein-bound particles for injectable suspension, known by its brand name Abraxane and marketed by Celgene Corporation for breast and various other cancers, doxorubicin HCI liposome injection, known by its brand name Doxil and marketed by Janssen Products for ovarian cancer, lyso-thermosensitive liposomal doxorubicin, known by its brand name ThermoDox and marketed by Celsion Corporation for breast and liver cancer, as well as a number of drugs in development for various cancers at Phase I or II.  Midatech’s Q-Sphera technology for biodegradable sustained-release formulation takes a microsphere-based approach that is based on a unique combination of microfluidics and 3-D printing.  It enables next generation formulation and engineering.  The Company believe other companies in the sustained release space include GP Pharm, S.A., Peptron, Inc., Graybug, Inc. and Nanomi B.V. In addition, Dr. Reddy’s and Mylan are both believed to be developing a sustained release octreotide injection.

With respect to the products Midatech commercializes in the U.S., Gelclair competes with similarly categorized products, as well as “Magic Mouthwash,” which is most often compounded by independent pharmacies. While Zuplenz and Solatamox both compete with oral generics in their respective markets. With respect to Oravig, the oral thrush market is currently serviced only by generic products, such as nystatin.

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

The success of any products Midatech may commercialize will depend on the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community.

Any products that Midatech acquires or brings to the market may not gain market acceptance by physicians, patients, healthcare payers and others in the medical community. If these products do not achieve an adequate level of acceptance, Midatech may not generate material product revenues and may not become profitable. The degree of market acceptance of Midatech’s products and product candidates, if approved for commercial sale, will depend on a number of factors, including, but not limited to:

·	the acceptance of Midatech’s products by patients and the medical community and the availability, perceived advantages and relative cost, safety and efficacy of alternative and competing treatments;

·	the effectiveness of Midatech’s marketing, sales and distribution strategy and operations;

·	the prevalence and severity of any side effects;

·	price;

·
the ability of Midatech’s third-party manufacturers to manufacture commercial supplies of its products, to remain in good standing with regulatory agencies, and to develop, validate and maintain commercially viable manufacturing processes that are, to the extent required, compliant with cGMP regulations;

·	the degree to which the approved labeling supports promotional initiatives for commercial success;

·	the efficacy and potential advantages of alternative treatments;

·	a continued acceptable safety profile of Midatech’s products and product candidates;

·	any new or unexpected results from additional clinical trials or further analysis of clinical data of completed clinical trials by us or Midatech’s competitors;

·	our ability to enforce Midatech’s intellectual property rights;

·	our ability to avoid third-party patent interference or patent-infringement claims;

·	maintaining compliance with all applicable regulatory requirements;

·	the willingness of physicians to prescribe Midatech’s products; and

·
sufficient coverage or reimbursement by the Centers for Medicare and Medicaid Services (“CMS”), other governmental agencies who have authority to approve pricing or reimbursement rates, and third party payors and the willingness and ability of patients to pay for Midatech’s products.

Midatech’s products, and any product candidates it may commercialize, may become subject to unfavorable pricing regulation, third party regulation, third party reimbursement practices or healthcare reform initiatives, which could harm Midatech’s business.

Midatech’s ability to market and commercialize its products successfully will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Midatech’s future revenues and profitability will be adversely affected if these third party payors do not sufficiently cover and reimburse the cost of its products and related procedures or services.  If these entities do not provide sufficient coverage and reimbursement for any drug products Midatech markets, these products may be too costly for general use, and physicians may prescribe them less frequently.

The Medicare program and certain government pricing programs, including the Medicaid drug rebate program, the Public Health Service’s 340B drug pricing program, or the 340B program, and the pricing program under Section 603 of the Veterans Health Care Act of 1992 impact the revenues Midatech may derive from current and future products that it may commercialize. Any future legislation or regulatory actions altering these programs or imposing new compliance requirements could have a significant adverse effect on Midatech’s business. There have been, and Midatech expects there will continue to be, a number of legislative and regulatory actions and proposals to control and reduce health care costs. These measures may, among other things: negatively impact the level of reimbursement for pharmaceutical products; require higher levels of cost-sharing by beneficiaries; change the discounts required to be provided by pharmaceutical manufacturers to government payors and/or providers; extend government discounts to additional government programs and/or providers; or reduce the level of reimbursement for health care services and other non-drug items. Any such measures could indirectly impact demand for pharmaceutical products because they can cause payors and providers to apply heightened scrutiny and/or austerity actions to their entire operations, including pharmacy budgets.

Also, the trend toward managed health care in the U.S., as well as the implementation of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (together, the “Affordable Care Act”), and the concurrent growth of organizations such as managed care organizations, accountable care organizations and integrated delivery networks, may result in increased pricing pressures for pharmaceutical products, including any products that may be offered by us in the future. Moreover, legislative and regulatory changes to the Affordable Care Act, including possible repeal, remain possible under the Trump Administration. Certain changes, such as the removal of the ACA’s individual health insurance mandate, have already been made by the U.S. Congress via enactment of the Tax Cuts and Jobs Act of 2017 (the “Tax Cuts Act”), and the effects of such legislative changes to the Affordable Care Act are unknown. In addition, third-party payors, in an effort to control costs, are increasingly making patients responsible for a higher percentage of the total cost of drugs in the outpatient setting. This can lower the demand for Midatech’s products if the increased patient cost sharing obligations are more than they can afford. Individual states’ responses to ongoing financial pressures could also result in measures designed to limit reimbursement, restrict access, or impose broader or deeper discounts on branded pharmaceutical products utilized for Medicaid patients. Midatech is are unable to predict what changes in legislation or regulation relating to the health care industry or third-party coverage and reimbursement, including possible repeal of the Affordable Care Act, may be enacted in the future or what effect such legislation or regulation would have on Midatech’s business.

There may be significant delays in obtaining coverage and reimbursement for any drug for which Midatech obtains approval, and coverage may be more limited than the purposes for which the drug is approved by the EMA, the MHRA, the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers Midatech’s costs, including research, development, manufacturing, selling and distribution costs. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover Midatech’s costs and may only be temporary.

Midatech may experience pricing pressure on the price of its products, or any products candidates it may commercialize, due to social or political pressure to lower the cost of drugs, which could reduce Midatech’s revenue and future profitability.

Midatech may experience downward pricing pressure on the price of its products, and any product candidates it may commercialize, due to social or political pressure to lower the cost of drugs, which could reduce its revenue and future profitability. Recent events have resulted in increased public and governmental scrutiny of the cost of drugs. In particular, U.S. federal prosecutors have issued subpoenas to pharmaceutical companies seeking information about drug pricing practices. In addition, the U.S. Senate is publicly investigating a number of pharmaceutical companies relating to drug-price increases and pricing practices. Midatech’s revenue and future profitability could be negatively affected if these inquiries were to result in legislative or regulatory proposals that limit its ability to increase the prices of its products or any product candidates it may commercialize.

In addition, recently legislation has been introduced in the U.S. Congress that would require certain pharmaceutical manufacturers to justify price increases of more than 10% in a 12-month period, and a large number of individual states have introduced legislation aimed at drug pricing regulation, transparency or both. Midatech’s revenue and future profitability could be negatively affected by the passage of these laws or similar federal or state legislation. Pressure from social activist groups and future government regulations may also put downward pressure on the price of drugs, which could result in downward pressure on the prices of Midatech’s products, or any product candidates it may commercialize, in the future.

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

In March 2010, President Obama signed into law the Affordable Care Act. This law substantially changes the way healthcare is financed by both governmental and private insurers in the United States, and significantly impacts the pharmaceutical industry. The Affordable Care Act is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms. The Affordable Care Act expanded manufacturers’ rebate liability under the Medicaid program from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well; increased the minimum Medicaid rebate due for most innovator drugs in general from 15.1% of average manufacturer price to 23.1% of average manufacturer price; and capped the total rebate amount for innovator drugs at 100% of average manufacturer price. The Affordable Care Act and subsequent legislation also changed the definition of AMP. The Affordable Care Act requires pharmaceutical manufacturers of branded prescription drugs to pay a branded prescription drug fee to the federal government. Each such manufacturer pays a prorated share of the branded prescription drug fee of $4.0 billion in 2017, based on the dollar value of its branded prescription drug sales to certain federal programs identified in the law. Substantial new provisions affecting compliance have also been enacted, which may affect Midatech’s business practices with healthcare practitioners if its product candidates are approved and marketed in the United States. The Affordable Care Act also expanded the 340B program to include additional types of covered entities. Final CMS regulations to implement the changes to the Medicaid drug rebate program under the Affordable Care Act became effective on April 1, 2016. If not repealed or amended, it is likely that the Affordable Care Act will continue the pressure on pharmaceutical pricing, especially under the Medicare and Medicaid programs, and may also increase Midatech’s regulatory burdens and operating costs.

In addition, other legislative changes have been adopted since the Affordable Care Act was enacted. Beginning April 1, 2013, Medicare payments for all items and services, including drugs and biologics, were reduced by 2% under the sequestration (i.e., automatic spending reductions) required by the Budget Control Act of 2011, as amended by the American Taxpayer Relief Act of 2012. Subsequent legislation extended the 2% reduction, on average, to 2025.  This could cause Medicare Part D Plans to seek lower prices from manufacturers. Even if favorable coverage and reimbursement status is attained for Midatech’s products, less favorable coverage policies and reimbursement rates may be implemented in the future.

As previously noted, in December 2017, the Tax Cuts Act repealed the Affordable Care Act’s penalties against individuals for failure to purchase health insurance, commonly known as the individual mandate, effective January 1, 2019. The repeal of the individual mandate will likely cause fewer Americans to be insured in the future, as compared with the prior version of the law. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain Affordable Care Act-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”  Congress could consider other legislation to repeal or replace certain elements of the Affordable Care Act. Midatech ultimately cannot predict with any assurance the ultimate effect of changes to the Affordable Care Act on Midatech, nor can Midatech provide any assurance that recent or future changes to the Affordable Care Act provisions will not have an adverse effect on its business, financial condition, results of operations, cash flows and the trading price of its Ordinary Shares or Depositary Shares, as well as anticipated revenue from product candidates that Midatech may successfully develop and for which Midatech may obtain marketing approval. The scope of potential future legislation to further amend the Affordable Care Act provisions is highly uncertain in many respects, as is the effect of such future legislation on Midatech’s business and prospects. It is possible that some of the Affordable Care Act provisions that generally are not favorable for the research-based pharmaceutical industry could also be repealed along with Affordable Care Act coverage expansion provisions.

In Europe, members of the European Union, or signatories thereto, are obliged to integrate directives into their national laws. European Union regulations, as in other European Union Member States, become immediately and directly enforceable in the member territories. These include without limitation:

·	Directive 2001/83/EC of 6 November 2001 on the European Community code as regards medicinal products for human use;

·
Commission Directive 2003/94/EC of October 8, 2003 enforcing principles and guidelines of good manufacturing practice as they related to medicinal products and investigational medicinal products for human use;

·
Commission Directive 2005/28/EC of April 8, 2005 establishing the principles and guidelines for good clinical practice relating to investigational medicinal products for human use, and the authorization requirements for the manufacturing or import thereof; and

·
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

In many European Union member states and signatories, a separate cost/benefit analysis may be required or requested (not a legal requirement) in order for prescribed products to be reimbursed. In the United Kingdom, most new medicines undergo an assessment by the United Kingdom National Institute for Health and Care Excellence (“NICE”), which will issue guidance on if and how to use the product in the National Health Service (the “NHS”), in England and Wales. This decision is largely based on the opinion of NICE regarding clinical effectiveness and cost effectiveness relative to alternative therapies. NICE appraisals follow a comprehensive and inclusive process including consultations with and contributions from stakeholders. Clinicians are expected to take NICE’s guidance into account when making prescribing decisions. Where NICE issues a positive recommendation, NHS bodies are required to make funding available to cover the cost of the product as a treatment option, consistent with NICE’s guidance. In contrast, products which are not recommended by NICE are generally not funded on a routine basis.

Midatech cannot be sure whether additional legislative changes will be enacted, or whether the FDA or other jurisdictional regulations, guidance or interpretations will be changed, or what the impact of such changes (or in some instances, current regulations, guidance or interpretations) on the marketing approvals of its products or product candidates, if any, may be.

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

Midatech’s success and ability to compete effectively are in large part dependent upon exploitation of proprietary technologies and products that Midatech has developed internally or has acquired or in- licensed. To date, Midatech has relied on copyright, trademark and trade secret laws, as well as confidentiality procedures, non-compete and/or work for hire invention assignment agreements and licensing arrangements with its employees, consultants, contractors, customers and vendors, to establish and protect its rights to its technology and, to the best extent possible, control the access to and distribution of its technology, software, documentation and other proprietary information, all of which offer only limited protection. Where Midatech has the right to do so under its agreements, it seeks to protect its proprietary position by filing patent applications in the United States, the United Kingdom and worldwide related to its novel technologies and products that are important to its business. The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of Midatech’s patents, including those patent rights licensed to Midatech by third parties, are highly uncertain. There can be no assurance that:

·
the scope of Midatech’s patents provides and will provide Midatech with exclusivity with respect to any or all of its products and technologies, as well as any other technologies and/or products that address the same problems as Midatech’s technologies and products by a different means, whether in the same manner as Midatech or not;

·	pending or future patent applications will be issued as patents;

·
Midatech’s patents, and/or those patents to which Midatech is licensed, are and will remain valid and enforceable and will not be subject to invalidity or revocation proceedings and that such proceedings will not result in a complete or partial loss of rights;

·
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

·
the lack of any particular patents or rights to exploit any particular patents, and the scope of Midatech’s patents, will not have a material adverse effect on Midatech’s ability to develop and market its proposed products, either now or in the future;

·
Midatech has or will have the resources to pursue any infringer of: (i) patents registered in its name (whether solely or jointly with a third party) from time to time; or (ii) patents licensed to Midatech where Midatech or an affiliate has the financial responsibility to bring such infringement actions pursuant to the relevant license agreement;

·	Midatech will develop technologies or products which are patentable, either alone or in conjunction with third parties;

·
the ownership, scope or validity of any patents registered in Midatech’s name (either solely or jointly) from time to time will not be challenged by third parties, including parties with whom Midatech, or any affiliate, has entered into collaboration projects or co-ownership arrangements and that any such challenge will not be successful;

·
any patent or patent application owned solely or jointly by Midatech will not be challenged on grounds that Midatech failed to identify the correct inventors or that Midatech failed to comply with its duty of disclosure to the United States Patent and Trademark Office or any equivalent office in a foreign jurisdiction having a disclosure requirement;

·
any issued patent in Midatech’s sole or joint name from time to time will not be challenged in one or more post-grant proceedings, including but not limited to inter partes review, derivation proceedings, interferences, and that like; and that any such challenge will not result in a complete or partial loss of rights to such issued patent or patents;

·
any patent applications in Midatech’s sole or joint name from time to time will not be opposed by any third party, including parties to collaboration, co-existence and any other contractual relationship with Midatech or any of its members;

·
the license agreements between Midatech and third parties are and will be valid and subsisting in the future or until their expiry dates, and that Midatech has complied with its contractual obligations under the license agreements;

·	all intellectual property capable of being commercialized that is or has been generated pursuant to collaboration agreements between Midatech and third parties will be or has been identified;

·
all intellectual property generated pursuant to collaboration agreements and to which Midatech has a contractual entitlement or generated by employees has been lawfully assigned into Midatech’s sole name (or to one of its subsidiaries);

·
in respect of all intellectual property generated pursuant to a collaboration agreement between Midatech and a third party to which Midatech and that third party have a joint contractual entitlement, that such intellectual property has been lawfully assigned into joint names and the rights between Midatech and that third party are properly regulated by a co-ownership agreement; and

·
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

Although Midatech believes that it has proprietary platforms for its technologies and products, Midatech cannot determine with certainty whether any existing third party patents or the issuance of any third party patents in the future would require it to alter its technology, obtain licenses or cease certain activities. Midatech may become subject to claims by third parties that its technology infringes their intellectual property rights, in which case it will have no option other than to defend the allegation, which may be possible to resolve through negotiation or which might result in court proceedings. An adverse outcome in any of these circumstances is that Midatech might be subject to significant liabilities, be required to cease using a technology or to pay license fees (both prospectively and retrospectively); and may be subject to the payment of significant damages. Midatech could incur substantial costs in any litigation or other proceedings relating to patent rights, even if it is resolved in Midatech’s favor. If the proceedings occur in the United States, it is likely that Midatech will be responsible for its own legal costs, no matter the outcome of the litigation. In contrast, in the United Kingdom, the losing party typically is ordered to pay the winning party’s costs, although it is rare to have a complete recovery of all costs from the losing side. Some of Midatech’s competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than Midatech can because of their substantially greater resources. In addition, uncertainties or threatened or actual disputes relating to any patent, patent application or other intellectual property right (including confidential information) could have a material adverse effect on Midatech’s ability to market a product, enter into collaborations in respect of the affected products, or raise additional funds.

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

In carrying out its activities, Midatech may potentially face contractual and statutory claims, or other types of claims from customers, suppliers and/or investors. In addition, Midatech is exposed to potential product liability risks that are inherent in the research, development, production and supply of its products. Subjects enrolled in Midatech’s clinical trials, consumers, healthcare providers or other persons administering or selling products based on Midatech’s and its collaborators’ technology may be able to bring claims against Midatech based on the use of such products. If Midatech cannot successfully defend itself against claims that its product candidates or products caused injuries, Midatech could incur substantial costs and liabilities. Irrespective of their merits or actual outcome, liability claims may result in:

·	decreased demand for any product candidates or product that Midatech may develop;

·	significant negative media attention and injury to Midatech’s reputation;

·	significant costs to defend the related litigation;

·	substantial monetary awards to trial subjects or patients;

·	loss of revenue;

·	diversion of management and scientific resources from Midatech’s business operations; and

·	the inability to commercialize any products that Midatech may develop.

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

Midatech may be faced with the necessity of recalling one or more products or batches of products from the market. This necessity may also occur if no de facto product property exists that makes a recall obligatory, in particular a side effect or defect, but rather if such a property is merely suspected of being present. A recall may result in loss of revenue, damage to reputation and consequential fall in cash flow, and product supply interruption, among other things. Affected products could not be sold any longer, and moreover, trust among, in particular, doctors and patients could be affected, which could lead to reductions in sales or profits. Further, options for refinancing on the capital market could be negatively affected or even excluded.

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

Midatech is also dependent upon certain qualified suppliers, of which there are a limited number, for the supply of raw materials, components, devices and manufacturing equipment. Additionally, these suppliers may also have downstream suppliers who supply materials, components, devices and manufacturing equipment, which may indirectly impact Midatech’s business operations.  Midatech may also become dependent in the future on third party contract manufacturing organizations for the production of its product candidates for commercial sale.  Thus, the success of Midatech’s business may be adversely affected by the underperformance of third parties, exploitation by third parties of Midatech’s commercial dependence and by unforeseen interruptions to third parties’ businesses. Although the existence of several alternative suppliers for each function mitigates the risks associated with this dependence, as does the availability of commercial insurance in respect of the impact of accidental events, the failure of a third party to properly to carry out their contractual duties or regulatory obligations could be highly disruptive to Midatech’s business. Supply chain failures can result in significant clinical or commercial supply interruptions which could materially hamper Midatech’s ability to conduct clinical trials or to supply adequate commercial supplies, and efforts to qualify new suppliers can be costly and time consuming.  Further, any action taken by a third party that is detrimental to Midatech’s reputation could have a negative impact on Midatech’s ability to register its trademarks and/or market and sell its products.

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

Midatech completed a major upgrade of its infrastructure in Spain in September 2014 by integrating a separated sterile production unit within the manufacturing containment area. Through integrating the separated sterile production unit within the manufacturing facility, Midatech can produce clinical candidate compounds under sterile conditions, allowing Midatech to clinically test and evaluate candidate gold nanoparticles-based cancer therapies, which are administered by intravenous injection. A further upgrade was completed in December 2016 with the addition of a non-sterile production unit for Midatech’s sustained release products. The Spanish regulatory authority grants Midatech requisite licenses necessary for the activities that occur at this facility. If the Spanish regulatory authority were to revoke or fail to issue the requisite licenses, Midatech may need to outsource its requirements of the sterile production and cGMP manufacturing, which will increase Midatech’s reliance on third parties to manufacture the candidate compounds to the required standards, and will be therefore be at risk of underperformance and unforeseen interruptions, which could adversely affect Midatech’s business and financial performance.

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

Midatech’s relationships with customers and third-party payors are subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose it to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any of Midatech’s products or any product candidate for which Midatech obtains marketing approval. Midatech’s arrangements with third party payors and customers exposes it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which it markets, sells and distributes its products for which it obtains marketing approval. For example, in the United States, restrictions under applicable federal and state healthcare laws and regulations include the following:

·	the federal healthcare anti-kickback statute;

·	the federal civil False Claims;

·	the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act;

·	the federal Physician Payment Sunshine Act, being implemented as the Open Payments Program; and

·	analogous state laws and regulations, such as state anti-kickback and false claims laws.

Midatech, through Midatech US, has initiated participation in the federal Medicaid Rebate Program established by the Omnibus Budget Reconciliation Act of 1990, as subsequently amended, including by the Affordable Care Act, as well as several state supplemental rebate programs, in connection with the sale of Soltamox and would anticipate participating in these programs with respect to future pharmaceutical products, including Oravig and Zuplenz. Though to date invoices for rebates have not been material, under the Medicaid rebate program, Midatech anticipates paying a rebate to each state Medicaid program for its products that are reimbursed by those programs. Federal law requires that any company that participates in the Medicaid rebate program extend comparable discounts to qualified purchasers under the Public Health Service Act pharmaceutical pricing program, which requires Midatech to sell its products to certain customers at prices lower than Midatech otherwise might be able to charge. If products are made available to authorized users of the Federal Supply Schedule, additional pricing laws and requirements apply. Pharmaceutical companies have been prosecuted under federal and state false claims laws in connection with allegedly inaccurate information submitted to the Medicaid Rebate Program or for knowingly submitting or using allegedly inaccurate pricing information in connection with federal pricing and discount programs.

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

The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance or reporting requirements in multiple jurisdictions increase the possibility that a healthcare or pharmaceutical company may fail to comply fully with one or more of these requirements.  Efforts to ensure that Midatech’s business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Midatech’s business practices may not comply with applicable fraud and abuse or other healthcare laws and regulations. If Midatech’s operations, including activities conducted by Midatech’s sales team in the promotion of Midatech’s licensed or co-promoted products, are found to be in violation of any of these laws or any other governmental regulations that may apply to us, Midatech may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid in the United States, and the curtailment or restructuring of Midatech’s operations. If any of the physicians or other providers or entities with whom Midatech expects to do business is found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.  Even if Midatech is not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm Midatech’s financial condition and divert resources and the attention of its management from operating its business.

Midatech is subject to cybersecurity risks and other cyber incidents, including the misappropriation of Midatech’s information and other breaches of information security that may result in disruption and the incurrence of costs in an effort to minimize those risks.

In the normal course of conducting its business, Midatech collects and stores sensitive data on its networks, including intellectual property, personal information of its employees, and its proprietary business information and that of its customers, vendors and business partners.  Despite the security measures Midatech has in place and any additional measures it may implement in the future to safeguard its systems and to mitigate potential security risks, Midatech’s facilities and systems, and those of its third-party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, human errors, acts of vandalism or other events. Any steps Midatech takes to deter and mitigate these risks may not be successful and may cause Midatech to incur increasing costs. Any disruption of its systems or security breach or event resulting in the misappropriation, loss or other unauthorized disclosure of confidential information, whether by Midatech directly or by its third-party service providers, could damage Midatech’s reputation, result in the incurrence of costs, expose Midatech to the risks of litigation and liability, result in regulatory penalties under laws that protect privacy of personal information, disrupt Midatech’s business or otherwise affect its results of operations.

Midatech is currently undergoing a leadership transition and this transition, along with the possibility that Midatech may in the future be unable to retain and recruit qualified scientists, key executives, key employees or key consultants, may delay its development efforts or otherwise harm its business.

On March 15, 2018, Midatech announced that Dr. James Phillips, its Chief Executive Officer and a member of the Board of Directors, would step down at the end of May 2018.  Dr. Craig Cook, currently Midatech’s Chief Operating Officer and Head of Research and Development, has been appointed by the Board of Directors to succeed Dr. Phillips, effective as of June 1, 2018.  While Midatech has confidence in Dr. Cook and its remaining leadership team, the uncertainty inherent in this ongoing leadership transition may be difficult to manage, may cause concerns from third parties with whom Midatech does business, and may increase the likelihood of turnover of other key officers and employees.

In addition, Midatech’s future development and prospects depend to a large degree on the experience, performance and continued service of its senior management team, including members of its Board of Directors. Midatech has invested in its management team at all levels. Midatech has entered into contractual arrangements with its directors and senior management team with the aim of securing the services of each of them. However, retention of these services or the identification of suitable replacements cannot be guaranteed. There can be no guarantee that the services of the current directors and senior management team will be retained, or that suitably skilled and qualified individuals can be identified and employed, which may adversely impact Midatech’s ability to develop its technologies and/or provide its services at the time requested by its customers or its ability to market its services and technologies, and otherwise to grow its business, could be impaired. The loss of the services of any of the directors or other members of the senior management team and the costs of recruiting replacements may have a material adverse effect on Midatech and its commercial and financial performance.

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

One of the ways Midatech has grown its pipeline and business is through strategic acquisitions, such as its acquisition of DARA and the acquisition of Zuplenz from Galena Biopharma, Inc. Midatech may, from time to time, evaluate additional acquisition opportunities, and may, in the future, strategically make further acquisitions of, and investments in, businesses and technologies when it believes the opportunity is advantageous to its prospects. There can be no assurance that in the future Midatech will be able to find appropriate acquisitions or investments. In connection with these acquisitions or investments, Midatech may:

·	issue stock that would dilute its stockholders’ percentage of ownership;

·	be obligated to make milestone or other contingent or non-contingent payments;

·	incur debt and assume liabilities; and

·	incur amortization expenses related to intangible assets or incur large and immediate write-offs.

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

Midatech conducts a significant portion of its operations outside of the United Kingdom. Because Midatech uses the British pound sterling as its financial statement reporting currency, changes in currency exchange rates have had and could have a significant effect on its operating results when its operating results are translated from U.S. dollars or Euros into British pound sterling. Exchange rate fluctuations between local currencies and the British pound sterling create risk in several ways, including the following: weakening of the British pound sterling, as seen, for example, following the Brexit referendum, may increase the British pound sterling cost of overseas research and development expenses and the cost of sourced product components outside the United Kingdom; strengthening of the British pound sterling may decrease the value of Midatech’s revenues denominated in other currencies; the exchange rates on non-sterling transactions and cash deposits can distort Midatech’s financial results; and commercial pricing and profit margins are affected by currency fluctuations. Future changes in currency exchange rates could have a material adverse effect on Midatech’s financial results.

Risks Related to Ownership of Midatech’s Securities

The price of Midatech’s Ordinary Shares and American Depositary Shares may be volatile.

Each Depositary Share represents two Ordinary Shares. A public market has only been established for the Depositary Shares since December 2015, and such a market may not be sustained. Both the United States and United Kingdom stock markets have experienced significant volatility, including in pharmaceutical and biotechnology stocks. In particular, the closing price of Midatech’s Ordinary Shares on the AIM Market of the London Stock Exchange (“AIM”) has fluctuated between £0.36 and £3.30 between December 8, 2014 and December 31, 2017, and the closing price of Midatech’s Depositary Shares on The NASDAQ Capital Market (“NASDAQ”) has fluctuated between $0.83 and $8.09 between December 7, 2015 and December 31, 2017. The volatility of pharmaceutical and biotechnology stocks does not often relate to the operating performance of the companies represented by the stock. Other price fluctuations are, or may be, directly attributable to financial performance.

Factors that could cause volatility in the market price of each Ordinary Share and the Depositary Shares include:

·	the success of competitive products or technologies;

·	regulatory actions with respect to Midatech’s products or its competitors’ products;

·	actual or anticipated changes in Midatech’s growth rate relative to its competitors;

·	announcements by Midatech or its competitors of new products, significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

·	the progress of preclinical development, laboratory testing and clinical trials of Midatech’s product candidates or those of its competitors;

·	the results from Midatech’s clinical programs and any future trials it may conduct;

·	developments in the clinical trials of potentially similar competitive products;

·	EMA, FDA or international regulatory or legal developments;

·	failure of any of Midatech’s product candidates, if approved, to achieve commercial success;

·	developments or disputes concerning patent applications, issued patents or other proprietary intellectual property rights;

·	the recruitment or departure of key personnel;

·	the level of expenses related to any of Midatech’s product candidates or clinical development programs;

·	litigation or public concern about the safety of Midatech’s products;

·	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

·	actual and anticipated fluctuations in Midatech’s operating results;

·	variations in Midatech’s financial results or those of companies that are perceived to be similar to it;

·	share price and volume fluctuations attributable to inconsistent trading volume levels of Midatech’s shares;

·	announcement or expectation of additional financing efforts;

·	rumors relating to Midatech or its competitors;

·	sales of Ordinary Shares or Depositary Shares by Midatech, its insiders or its other shareholders;

·	changes in the structure of healthcare payment systems;

·	market conditions in the pharmaceutical and biotechnology sectors;

·	third party reimbursement policies;

·	Brexit and any resulting economic or currency volatility;

·	developments concerning current or future collaborations, strategic alliances, joint ventures or similar relationships; and

·	reviews of long-term values of Midatech’s assets, which could lead to impairment charges that could reduce its earnings.

In addition, the stock market in general, NASDAQ and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.  Broad market and industry factors may negatively affect the market price of Midatech’s Ordinary Shares, regardless of its actual operating performance.  The realization of any of the above risks or any of a broad range of other risks, including those described in these “Risk Factors,” could have a dramatic and material adverse impact on the market price of Midatech’s Ordinary Shares and Depositary Shares.

Forecasting sales of Midatech’s products and product candidates, if approved, may be difficult, and if its revenue projections are inaccurate, Midatech’s business may be harmed and its stock price may decline.

Sales of Midatech’s products and product candidates will be difficult to forecast.  Factors that increase the difficulty of forecasting sales of each of its current and future products include the following:

·	the cost and availability of reimbursement for the product;

·	treatment guidelines issued by government and non-government agencies in the United States, the United Kingdom and other foreign jurisdictions;

·	the timing of market entry relative to competitive products;

·	the availability of alternative therapies;

·	the price of the product relative to alternative therapies, including generic versions of products that compete with Midatech’s products;

·	the rates of returns and rebates;

·	uncertainty about the pace of acceptance of the product;

·	the ability of Midatech’s third-party manufacturers to manufacture and deliver the product in commercially sufficient quantities;

·	the ability of Midatech’s third-party distributors and wholesalers to process orders in a timely manner and satisfy their obligations to it;

·	the extent and success of Midatech’s marketing efforts; and

·	potential side effects or unfavorable publicity concerning Midatech’s products or similar products.

The extent to which any of these or other factors individually or in the aggregate may impact future sales of Midatech’s products is uncertain and difficult to predict.  Midatech’s management must make forecasting decisions regarding future revenue in the course of business planning despite this uncertainty, and actual results of operations may deviate materially from projected results.  If its revenues from product sales are lower than Midatech anticipates, it will incur costs in the short term that will result in losses that are unavoidable.  A shortfall in revenue would have a direct impact on Midatech’s expected cash flow, its stock price and on its business generally.  Furthermore, to the extent that any projections Midatech disclosed publicly regarding future product sales or its financial performance are incorrect, including as a result of the challenges in forecasting such sales, its stock price could be adversely affected, and Midatech could be subject to an increased risk of litigation.  In addition, fluctuations in Midatech’s results can adversely and significantly affect the market price of the Ordinary Shares and Depositary Shares.

Midatech may be subject to securities litigation, which is expensive and could divert management attention.

The market price of the Ordinary Shares and Depositary Shares may be volatile, and in the past, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation.  Midatech may be the target of this type of litigation in the future.  Securities litigation against Midatech could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm Midatech’s business.

Depositary Shares may not be as liquid as Ordinary Shares.

Some companies that have issued American depositary shares on United States stock exchanges have experienced lower levels of liquidity in their American depositary shares than is the case for their ordinary shares listed on their domestic exchange. Although the Depositary Shares now trade on NASDAQ, an active trading market for the Depositary Shares may not be sustained. It may be difficult for holders to sell their Depositary Shares without depressing the market price for the Depositary Shares or at all. As a result of these and other factors, holders of Depositary Shares may not be able to sell their Depositary Shares. In addition, such holders may incur higher transaction costs when buying and selling Depositary Shares than they would incur in buying and selling common stock.

Further, an inactive market may also impair Midatech’s ability to raise capital by selling Depositary Shares and Ordinary Shares and may impair its ability to enter into strategic partnerships or acquire companies or products by using its Ordinary Shares as consideration.

The Ordinary Shares and Depositary Shares trade on two different markets and this may result in price variations and regulatory compliance issues.

Depositary Shares representing the Ordinary Shares are listed for trading on NASDAQ and the Ordinary Shares are traded on AIM. Trading in Midatech’s securities on these markets is made in different currencies and at different times, including as a result of different time zones, different trading days and different public holidays in the U.S. and the United Kingdom. Consequently, the effective trading prices of Midatech’s securities on these two markets may differ. Any decrease in the trading price of Midatech’s securities on one of these markets could cause a decrease in the trading price of Midatech’s securities on the other market.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Midatech’s business, Midatech’s stock price and trading volume could decline.

The trading market for the Ordinary Shares and Depositary Shares will depend in part on the research and reports that securities or industry analysts publish about Midatech and its business. If one or more of the analysts who cover Midatech downgrade its stock or publish inaccurate or unfavorable research about its business, the price of the Ordinary Shares and Depositary Shares would likely decline. If one or more of these analysts cease coverage of Midatech or fail to publish reports on Midatech regularly, demand for Midatech’s securities could decrease, which might cause the price of the Ordinary Shares and Depositary Shares and Midatech’s trading volume to decline.

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

 Holders of Depositary Shares may not receive distributions on Ordinary Shares represented by Depositary Shares or any value for them if it is illegal or impractical to make them available to holders of Depositary Shares.

The depositary of the Depositary Shares has agreed to pay to holders of such shares distributions with respect to cash or other distributions it or the custodian receives on Ordinary Shares or other deposited securities after deducting its agreed fees and expenses. Holders of Depositary Shares will receive these distributions in proportion to the number of Ordinary Shares their Depositary Shares represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of Depositary Shares. Midatech has no obligation to take any other action to permit the distribution of its Depositary Shares, Ordinary Shares, rights or anything else to holders of its Depositary Shares. As a result, such holders may not receive the distributions made on Ordinary Shares or any value from them if it is illegal or impractical for Midatech to make them available to them. These restrictions may have a material adverse effect on the value of the Depositary Shares.

Holders of Depositary Shares may be subject to limitations on transfer of their Depositary Shares.

Holders of Depositary Shares are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your Depositary Shares generally when Midatech’s books or the books of the depositary are closed, or at any time if Midatech or the depositary deems it advisable to do so because of any requirement of law or government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Securities traded on AIM may carry a higher risk than shares traded on other exchanges that may impact the value of your investment.

The Ordinary Shares are currently traded on the AIM. Investment in equities traded on AIM is perceived to carry a higher risk than an investment in equities quoted on exchanges with more stringent listing requirements, such as the London Stock Exchange, New York Stock Exchange or NASDAQ. This is because AIM imposes less stringent corporate governance and ongoing reporting requirements than those other exchanges. In addition, AIM requires only semi-annual, rather than quarterly, financial reporting. You should be aware that the value of the Ordinary Shares may be influenced by many factors, some of which may be specific to Midatech and some of which may affect AIM-listed companies generally, including the depth and liquidity of the market, Midatech’s performance, a large or small volume of trading in the Ordinary Shares, legislative changes and general economic, political or regulatory conditions, and that the prices may be volatile and subject to extensive fluctuations. Therefore, the market price of the Ordinary Shares underlying the Depositary Shares may not reflect the underlying value of Midatech.

It may be difficult for investors to bring any action or enforce any judgment obtained in the United States against Midatech or members of Midatech’s Board of Directors, which may limit the remedies otherwise available to them.

Midatech is incorporated as a public limited company in England and Wales. In addition, all of the members of the Midatech Board of Directors are nationals and residents of countries, including the United Kingdom, outside of the United States. Most or all of the assets of these individuals are located outside the United States. As a result, it may be difficult or impossible for investors to bring an action against Midatech or against these individuals in the United States if they believe their rights have been infringed under the securities laws or otherwise. In addition, a United Kingdom court may prevent investors from enforcing a judgment of a United States court against Midatech or these individuals based on the securities laws of the United States or any state thereof. A United Kingdom court may not allow investors to bring an action against Midatech or its directors based on the securities laws of the United States or any state thereof.

Midatech has no present intention to pay dividends on its Ordinary Shares in the foreseeable future and, consequently, investors’ only opportunity to achieve a return on their investment during that time may be if the price of Depositary Shares appreciates.

Midatech has no present intention to pay dividends on its Ordinary Shares in the foreseeable future. Any determination by Midatech’s Board of Directors to pay dividends will depend on many factors, including its financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of the Depositary Shares falls in the foreseeable future and an investor sells its Depositary Shares, such investor will lose money on their investment, without the likelihood that this loss will be offset in part or at all by cash dividends.

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

Midatech is incorporated as a public limited company in England and Wales and is deemed to be a “foreign private issuer” under the rules and regulations of the SEC. As a foreign private issuer, Midatech is exempt from certain rules under the Exchange Act that would otherwise apply if Midatech were a company incorporated in the United States, including:

·	the requirement to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies with securities registered under the Exchange Act;

·	the requirement to file financial statements prepared in accordance with GAAP;

·	the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations; and

·	the requirement to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information.

In addition, Midatech’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the related rules with respect to their purchases and sales of Ordinary Shares and Depositary Shares. Accordingly, an investor may receive less information about Midatech than it would receive about a public company incorporated in the United States and may be afforded less protection under the United States federal securities laws than investors would be if Midatech were incorporated in the United States.

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

Midatech’s Board of Directors is required to maintain an audit committee comprised solely of three or more directors satisfying the independence standards of NASDAQ applicable to audit committee members. As a foreign private issuer, however, Midatech is not required to comply with most of the other corporate governance rules of NASDAQ, including the requirement to maintain a majority of independent directors, and nominating and compensation committees of its Board of Directors comprised solely of independent directors. Although the AIM Rules and the United Kingdom Corporate Governance Code have comparable requirements, holders of Depositary Shares may not be afforded the benefits of the corporate governance standards of NASDAQ to the same extent applicable to companies incorporated in the United States.

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

Midatech’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Midatech is subject to the periodic reporting requirements of the Exchange Act.  Midatech designs is disclosure controls and procedures to reasonably assure that information it is required to disclose in reports it files or submits under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Midatech believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in its control system, misstatements or insufficient disclosure due to error or fraud may occur and Midatech may not detect them.

Any failure to maintain effective internal controls and procedures over financial reporting could severely inhibit Midatech’s ability to accurately report its financial condition, results of operations or cash flows. If Midatech is unable to conclude that its internal control over financial reporting is effective, or if its independent registered public accounting firm determines it has a material weakness or significant deficiency in its internal control over financial reporting once that firm begin its Section 404 reviews, Midatech could lose investor confidence in the accuracy and completeness of its financial statements and reports, the market price of the Ordinary Shares and/or Depositary Shares could decline, and Midatech could be subject to sanctions or investigations by the NASDAQ, the SEC or other regulatory authorities. Failure to remedy any material weakness in its internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict Midatech’s future access to the capital markets.

Midatech’s auditors have included an emphasis-of-matter paragraph in their audit report, and  Midatech’s ability to continue as a going concern is dependent upon its ability to obtain additional capital.

Midatech’s independent registered public accounting firm has included an emphasis-of-matter paragraph in its audit report reflecting substantial doubt about Midatech’s ability to continue as a going concern. The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. As at December 31, 2017, the Group had total equity of £34.7 million, which includes an accumulated deficit of £74.7 million, it incurred a net loss for the year to December 31, 2017 of £16.1 million and used cash in operating activities of £13.0 million for the same period. As at December 31, 2017, the Group had cash and cash equivalents of £13.2 million.

The future viability of the Group is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations and to successfully obtain regulatory approval to allow marketing of the Group's development products. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Board of Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next five years. These forecasts show that further financing is likely to be required during the course of the next 12 months, assuming, inter alia, that all development programs continue as currently planned.  This requirement for additional financing represents a material uncertainty that may cause significant doubt upon the Group’s ability to continue as a going concern, however, the Board of Directors is examining a range of non-dilutive, financing options to meet this near-term cash need that, if successful, would enable the Group to deliver on these key value-driving programs without requiring equity finance in the short-term.

If the Board of Directors conclude that such funding is unlikely to be available within the required timeframe, expenditure, particularly in respect of the development programs, could be delayed, thereby extending the cash runway beyond the period of 12 months from the date of approval of these financial statements. Therefore, after considering the uncertainties the Board of Directors considers it is appropriate to continue to adopt the going concern basis in preparing Midatech’s consolidated financial statements. Midatech’s  consolidated financial statements contemplate that it will continue as a going concern and do not contain any adjustments that might result if it were unable to continue as a going concern. Midatech’s ability to continue as a going concern is dependent upon its ability to obtain additional capital.

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

Regulations related to “conflict minerals” may cause Midatech to incur additional expenses and could limit the supply and increase the cost of certain metals used in manufacturing its products.

In August 2012, the SEC adopted a rule requiring disclosures of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured by US public companies. The conflict minerals rule requires companies annually to diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo and other specified countries. The rule could affect sourcing at competitive prices and availability in sufficient quantities of certain minerals used in the manufacture of Midatech’s products, including gold. The number of suppliers who provide conflict-free minerals may be limited. In addition, there may be material costs associated with complying with the disclosure requirements, such as costs related to determining the source of certain minerals used in Midatech’s products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. Since Midatech’s supply chain is complex, it may not be able to sufficiently verify the origins of the relevant minerals used in its products through the due diligence procedures that it implements, which may harm its reputation. In addition, Midatech may encounter challenges to satisfy those customers who require that all of the components of its products be certified as conflict-free, which could place it at a competitive disadvantage if it is unable to do so.

Midatech intends to operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but the relevant tax authorities may treat it as also being a resident of another jurisdiction for tax purposes.

Midatech is a public limited company incorporated under the laws of England and Wales. Under current English law, the decisions of the English courts and the published practice of Her Majesty’s Revenue and Customs (“HM Revenue and Customs”) suggest that Midatech is likely to be regarded as being a United Kingdom resident and should remain so if, as Midatech intends that, (i) all major meetings of its Board of Directors and most routine meetings are held in the United Kingdom with a majority of directors present in the United Kingdom for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting Midatech and its subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of the directors of Midatech, together with supporting staff, are based in the United Kingdom; and (v) Midatech has permanent staffed office premises in the United Kingdom sufficient to discharge its functions.

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

Midatech may be a passive foreign investment company, referred to as a PFIC, for U.S. federal income tax purposes in 2018 or in any subsequent year. This may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of Midatech’s securities.

Midatech will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of Midatech’s gross income is “passive income” or (2) on average at least 50% of Midatech’s assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Midatech does not believe it was a PFIC for 2017 but there can be no assurance that it was not a PFIC in 2017 and will not be a PFIC in subsequent years, as its operating results for any such years may cause it to be a PFIC. If Midatech is a PFIC in 2018, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” referred to as a QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of Midatech’s securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which Midatech was a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the United States Internal Revenue Service (the “IRS”) determines that Midatech is a PFIC for a year with respect to which Midatech has determined that it was not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold or have held Midatech’s securities during a period when it was or is a PFIC will be subject to the foregoing rules, even if it ceases to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. If applicable, upon request, Midatech will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which Midatech or any of its subsidiaries are a PFIC.

Comprehensive tax reform legislation could adversely affect Midatech’s business and financial condition.

On December 22, 2017, the Tax Cuts Act, was signed into law. The Tax Cuts Act, among other things, contains significant changes to corporate taxation, including, but not limited to, (i) reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, (ii) limitation of the deduction for interest and (iii) limitation of the deduction for net operating losses to 80% of current year taxable income in respect of net operating losses generated during or after 2018 and elimination of net operating loss carrybacks. Certain provisions of the Tax Cuts Act could have an adverse effect on the financial condition of the Company or its affiliates.  The interpretations of many provisions of the Tax Cuts Act are still unclear.  We cannot predict when or to what extent any U.S. federal tax laws, regulations, interpretations, or rulings clarifying the Tax Cuts Act will be issued or the impact of any such guidance on the Company. Midatech will continue to examine the impact the Tax Cuts Act may have on its business and operations.

ITEM 4.	INFORMATION ON THE GROUP.

A.	History and Development of the Group

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

On December 24, 2015, Midatech acquired Zuplenz® (ondansetron) Oral Soluble Film (“Zuplenz”), a marketed anti-emetic oral soluble film from Galena Biopharma, Inc. (“Galena”) for the prevention of chemotherapy-induced nausea and vomiting, radiotherapy-induced nausea and vomiting, and post-operative nausea and vomiting. For more information, see “Item 4.B - Business Overview-Acquisition of Zuplenz.”

Midatech’s principal executive office and registered offices are located at 65 Innovation Drive, Milton Park, Abingdon, Oxfordshire, United Kingdom OX14 4RQ and its telephone number is +44 1235 888 300. Midatech’s corporate website is located at www.midatechpharma.com. Information contained on Midatech’s website is not part of, or incorporated in, this annual report. Midatech’s authorized representative in the United States is David Benharris, President of Midatech US. Midatech’s agent for service in the United States is Midatech US, located at 8601 Six Forks Road, Suite 160, Raleigh, North Carolina 27615. Midatech’s Ordinary Shares are traded on AIM, a market operated by the London Stock Exchange plc, under the symbol “MTPH,” and its Depositary Shares are traded on the NASDAQ Capital Market under the symbol “MTP.”

Capital Expenditures

The Group’s capital expenditures amounted to £0.71 million, £1.37 million and £1.02 million for the years ended December 31, 2017, 2016 and 2015, respectively.

For the year ended December 31, 2017, the Group’s principal capital expenditures largely related to investment in, further development of, and equipment for, the Group’s manufacturing facility in Bilbao, Spain costing £0.51 million.

For the year ended December 31, 2016, the Group’s principal capital expenditures related to investment in the Group’s sustained release technology, including:

·	further expansion of the Group’s manufacturing facilities in Bilbao, Spain to enable the manufacture of material based around the Group’s sustained release technology costing £0.85 million; and

·	additional equipment purchased for the Group’s sustained release development facility, costing £0.24 million.

Capital expenditure in the year ended December 31, 2015 included expenditures on the following three significant programs:

·	the fit-out and equipping of new laboratory and office facilities at the Group’s headquarters facility near Oxford, United Kingdom, costing £0.42 million;

·	an upgrade of the Group’s information technology infrastructure, including the acquisition of a new accounting and enterprise resource planning software, costing £0.14 million; and

·	ongoing development of commercial scale manufacturing equipment for the Group’s sustained release technology, costing £0.18 million.

B.	Business Overview

Business Overview

Overview. Midatech is an international specialty pharmaceutical company focused on developing and commercializing products in oncology and immunotherapy. Midatech’s strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Group’s research and development activities are supported by three breakthrough drug delivery technologies: Q-Sphera for sustained release delivery platform, Midatech’s proprietary gold nanoparticle (“GNP”) platform technology, and Midatech’s nano-inclusion technology platform for local delivery of therapeutics. Midatech is commercializing oncology treatment and supportive care products through its United States commercial organization, Midatech US. In Europe, Midatech is advancing a pipeline of novel clinical and pre-clinical product candidates based on its platform technology, through its fully integrated research and development capabilities, with a clear focus on its primary therapeutic area of rare cancers.

Midatech has three complementary novel micro- and nanotechnology platforms: ‘Midacore’ gold nanoparticles (“GNP”) for targeted delivery, “Q-Sphera” for sustained release (“SR”) applications, and Nano Inclusion (“NI”) for local delivery. The technologies are designed to repurpose and reformulate existing therapeutic drugs, thus decreasing regulatory risk, with the aim of improving key safety, efficacy, and biodistribution parameters of the parent agent.  Each platform has the ability to be used in several disease areas including oncology and immunotherapy/immune-oncology.

Midatech’s three platform technologies are designed to enable targeted delivery and sustained release of existing therapeutic drugs to the “right place” at the “right time.”  Midatech’s core technology platform, ‘Midacore,’ is based on a patented form of GNPs, which are developed with the aim of repurposing, re-engineering and improving key parameters of existing and new drugs. GNPs may have a number of key advantages in their use as drug delivery vehicles, driven chiefly by their small size and multivalency attributes.  Multivalency enables targeting due to the ability to bind several targeting and therapeutic agents to a single nanoparticle.  Small size and charge enables the transport and release of water insoluble and lipid soluble compounds at disease sites that are otherwise very difficult to reach.  In addition, these ultra-small gold nanoparticles are bio-inert, non-toxic, non-immunogenic and are thus very compatible with the body’s immune system, and eliminated via the kidneys and liver.   This may optimize their distribution, and enable targeting of individual cell types with specific targeting agents to safely deliver a therapeutic payload directly into the tumor cell and reduce the collateral damage on normal, off-target cells. Midatech believes that the GNP platform both enhances efficacy and reduces dose limiting toxicity and side effects that otherwise may damage healthy tissue, and has potential uses in multiple disease areas including oncology, immunology/auto-immunology and neurology.

Midatech’s second platform of patented sustained release technology (acquired through its 2014 acquisition of Q Chip Limited, a company incorporated under the laws of England and Wales, and since renamed Midatech Pharma (Wales) Limited (“Midatech Wales”)), Q-Sphera, involves the consistent and precise encapsulation of active drug compounds within polymer microspheres. Q-Sphera platform was designed to address several problems associated with traditional polymer-depot based drug delivery.  Midatech’s proprietary approach is unusual in that it utilizes solvent evaporation instead of solvent extraction. The key advantage that the Q-Sphera approach offers is product monodispersity with very tight particle size distributions and usable product yield.  Traditional emulsion polymer processes are more wasteful in that they produce large quantities of unusable particles that are either too large or too small). Additionally, these emulsion processes use large volumes of unfavorable organic solvents (such as ethyl acetate and dichloromethane), and particles produced from these solvent solutions must be rigorously washed to remove residual traces of solvent.  The microspheres are designed to release the active drug compound into the body in a highly controlled manner over a prolonged period of time. Midatech believes that sustained release technology can provide the required capacity to sustain the optimal range of drug concentrations over several months, which has wide medical applicability with diverse pharmaceutically active molecules in oncology and other areas.

Midatech’s third technology platform is its nano-inclusion (“NI”) technology used for local delivery of therapeutics. Many of the small molecule chemotherapeutics that are indicated for solid tumor treatment have minimal solubility in water or aqueous buffers at biological pH, which can limit the available routes of administration for a drug. Midatech has developed its NI technology to increase the solubility of cancer therapeutics by incorporating them into the interior of hosting inclusion complexes that surround the therapeutic and “carry” it as a water-soluble agent in the body. The complexes comprise a hydrophobic inner surface and a hydrophilic outer surface, and as a result are capable of forming host-guest complexes.  This increases the aqueous solubility of several classes of small molecule cancer therapeutics, where the complexes solubilize these agents and enable parenteral administration directly into tumors, including Midatech’s program, seeking to deliver therapeutics directly into brain tumors by convection enhanced delivery, a process undertaken by a series of catheters being fixed directly into the substance of the tumor.
Midatech has focused its cancer programs to prioritize potential treatments for carcinoid cancer, liver cancer and brain cancers. The liver and brain cancer markets are candidates for orphan designations.  A disease or condition designated as “orphan” is defined as a disease or condition that affects fewer than 200,000 people in the United States or for which treatments have not been developed for commercial or technical reasons.  On February 22, 2018, Midatech announced that the EMA granted Orphan Drug Designation for its drug candidate, MTD119, a targeted therapy using Midatech’s GNP technology for hepatocellular carcinoma, a common type of liver cancer.  Midatech is also pursuing orphan drug designation for its MTX110 program.  Sponsors, like Midatech, that obtain orphan drug designation benefit from development assistance and are eligible for ten years of European market exclusivity, or seven years of market exclusivity in the US, once the medicine is on the market.

Midatech US. On December 4, 2015, Midatech completed the acquisition of DARA BioSciences, Inc., since renamed Midatech US. Midatech US is a specialty pharmaceutical company primarily focused on the commercialization of oncology treatment and supportive care pharmaceutical products. The strategic acquisition of Midatech US provides Midatech with a commercial arm in the United States (including a field sales organization, with access to a portfolio of products and a revenue stream in Midatech’s targeted therapeutic area of oncology. Midatech US holds exclusive U.S. marketing rights to Soltamox® (tamoxifen citrate) oral solution, which has been approved by the FDA for the prevention and treatment of breast cancer, Gelclair® oral rinse gel barrier device, a FDA-cleared oral gel, whose key ingredients are sodium hyaluronate and polyvinylpyrrolidone, for the treatment of certain approved indications in the United States, including the management of pain due to oral mucositis, and Oravig® (miconazole). Midatech US licensed the United States rights to Soltamox from Rosemont Pharmaceuticals, Ltd. (“Rosemont”), a United Kingdom-based manufacturer and a subsidiary of Perrigo Company plc, Gelclair from Helsinn Healthcare SA (“Helsinn”), in Switzerland, and Oravig from Vectans S.A. (“Vectans”), in France.

Prior to this acquisition, DARA had entered into an agreement with Alamo Pharma Services (“Alamo”) pursuant to which Alamo provided it with a dedicated national sales team of 20 sales representatives to promote its commercial products. In addition, DARA signed an agreement, exclusive to the oncology market, with Mission Pharmacal (“Mission”), Alamo’s parent company, to share in the costs and expenses of the sales force. The Alamo sales team, in addition to promoting Midatech US’s products Gelclair®, Zuplenz®, Oravig® and Soltamox®, was also promoting two Mission products: Ferralet® 90 (for anemia), and Aquoral® (for cancer related dry mouth).  The agreements with Alamo and Mission were terminated as of March 31, 2018, and as of April 1, 2018, the sales force, currently consisting of 15 oncology supportive care specialists, have been hired as direct employees of Midatech.

Products and Collaborations. Midatech is currently commercializing the following oncology treatment and supportive care products through Midatech US:

·
Zuplenz® (ondansetron) Oral Soluble Film (“Zuplenz”), the only FDA-approved oral soluble film indicated for moderately emetogenic chemotherapy-induced nausea and vomiting (“CINV”), , radiotherapy-induced nausea and vomiting (“RONV”), and post-operative nausea and vomiting (“PONV”);

·	Gelclair® bioadherent oral gel, an FDA-cleared gel barrier device indicated for the management and relief of pain due to oral mucositis;

·	Oravig® (miconazole), an orally dissolving buccal tablet approved for the treatment of oral thrush; and

·	Soltamox®, an FDA-approved oral liquid solution of tamoxifen citrate, for the treatment and prevention of breast cancer.

In Europe, Midatech is advancing a pipeline of multiple clinical and preclinical product candidates based on its proprietary drug delivery platforms, for diseases for which there are currently limited or no treatment available.

In addition, Midatech is collaborating with a number of universities and pharmaceutical companies to develop its platform technologies into a broad number of products in order to achieve a range of potential revenue opportunities.

Intellectual Property. Midatech has developed a strong intellectual property base and has a wide intellectual property portfolio of 97 granted patents, 56 applications in process and 34 patent families (a set of patents to protect a single invention in various countries (“Patent Families”)) covering a range of diverse technologies.

Midatech operates an in-house Good Manufacturing Practice (“cGMP,” a United States Food and Drug Administration (“FDA”) quality control regulation) nanoparticle manufacturing facility in Bilbao, Spain, which aids in the rapid execution of projects and the retention of control over manufacturing quality, reducing any possible reliance on external manufacturing partners. The site currently has sufficient capacity for manufacturing materials for volumes required in clinical trials. The Group is currently reviewing options for full commercial scale manufacturing.

Revenue. The commercial operations of Midatech US were incorporated into the Midatech results from December 4, 2015, the date of the completion of Midatech’s acquisition of DARA. All revenue from Midatech US is attributed to the United States market. Revenue for the whole of the Group is set out below:

	Year ended December 31,
(£’s in thousands)	2017	2016	2015
Revenue (United States)	6,609	5,850	677
Revenue (Europe) (1)	149	526	98
Total Revenue	6,758	6,376	775

_______________

(1)	Including the United Kingdom.

Jumpstart Our Business Startups Act of 2012. As a company with less than $1 billion in revenue during our its last fiscal year, Midatech qualifies as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 (the “JOBS Act). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

·	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

·
an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

·	reduced disclosure about the company’s executive compensation arrangements; and

·	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

Midatech may take advantage of these provisions until December 31, 2021 or such earlier time that it is no longer an emerging growth company. Midatech would cease to be an emerging growth company if it has more than $1 billion in annual revenues, has more than $700 million in market value of its share capital held by non-affiliates or issues more than $1 billion of non-convertible debt over a three-year period. Midatech may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. Midatech has taken advantage of some reduced reporting burdens in this Form 20-F. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. Midatech has irrevocably elected not to avail itself of delayed adoption of new or revised accounting standards and, therefore, it will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

Recent Developments

On March 15, 2018, Midatech announced that Dr. James Phillips, its Chief Executive Officer and a member of the Board of Directors, would step down at the end of May 2018.  Dr. Craig Cook, currently Midatech’s Chief Operating Officer and Head of Research and Development, has been appointed by the Board of Directors to succeed Dr. Phillips, effective as of June 1, 2018.

Midatech’s Strategy

Midatech’s business and commercialization strategy is based on maturing its proprietary technology platforms with a clear focus on its key therapeutic areas of oncology and immunotherapy.  This is expected to drive a commercial pipeline of products with improved essential parameters, over and above the currently marketed source compound, including safety, tolerability, efficacy and compliance profiles. Midatech believes that its management team has significant industry and technical experience and is highly capable of and committed to building the value of Midatech.

As noted above, Midatech has focused its cancer programs to prioritize potential treatments for liver and brain cancers, both of which are candidates for orphan designation. Midatech previously explored using its GNP platform technology in the treatment of other non-orphan cancer designations, including ovarian cancer, however Midatech believes that its current focus on fewer, more promising, near term programs, could maximize the possibility of its products successfully being brought to market, though no assurance can be made of this.

Midatech is primarily focused on:

·	Advance R&D. Progress development of in-house oncology product candidates, through value-driving inflexion points and towards commercialization.

·	US Commercial. Continue to grow sales of licensed, commercialized products, through Midatech US.

·
Partner Products.  Although not a primary focus, we have historically worked on, and will continue to explore opportunities for, the development and commercialization of Midatech’s partner-supported and licensed products which may add to future value.

Midatech’s long-term strategy intends to build a profitable and commercially focused enterprise, as follows:

·
In-House Products Commercialization. Midatech anticipates, from around 2020, that its own products will reach market in the specialized orphan sector, in order to drive sales and revenue growth from Midatech’s own product launches.

·	Commercial Operations. Currently the main revenue growth driver is Midatech’s existing in-licensed commercial product portfolio.

·
Partner Licensing and Royalty Deals. From 2018, revenue growth is anticipated to be supported by licensing transactions from potential partners who may wish to license Midatech’s in-house developed products for commercialization in geographies or therapeutic areas that it does not seek to enter, with possible product royalties realized from 2020 onwards.

·
Acquisitional. In support of and in addition to above, Midatech may from time to time seek value accretive and synergistic target companies, products and portfolios that would accelerate its own product recurring revenues and profitability via products in market.  Any such significant acquisitions would only be made in the short-term if based on non-dilutive financing.

Midatech also aims to expand its vertical integration by leveraging its integrated manufacturing capabilities.

Midatech’s Platform Technologies

Central to Midatech’s business are its three complementary platform technologies that enable the targeted delivery, sustained release, or local delivery of existing therapeutic drugs. Individually, these platforms are expected to offer unique advantages that address current therapeutic challenges. Midatech’s first technology, gold nanoparticle ‘GNP’, also known as ‘Midacore,’ may provide improved targeting of individual tumors with specific targeting agents and delivering a therapeutic payload into the tumor cell, while at the same time decreasing the side effect profile associated with off-target effects of chemotherapeutics. Midatech’s second technology, sustained release ‘SR’ ‘Q-Sphera’ used for selected applications, ensures consistently sized monodispersed polymer microparticles that may be engineered for precise and sustained release drug delivery.  Midatech’s third platform, nano-inclusion ‘NI’ technology, used for local delivery of therapeutics, allows for the delivery of water insoluble drugs into the body via water soluble complexes without the efficacy of the active drug compound being affected. Collectively, Midatech believes that these technologies provide a platform to deliver therapeutic molecules to the right place at the right time.

Gold Nanoparticle (GNP) Drug Conjugate Technology - Midacore®

Midatech’s core primary platform technology is based on GNP drug conjugates, a class of ultra-small carbohydrate-coated GNPs. These nanoparticles may be used to improve key safety, efficacy and biodistribution parameters when bound to existing, approved drugs and new drugs.  The focus of this technology is to target specific tumor cells with specific targeting agents and thereby deliver a therapeutic payload directly to the tumor cell and reducing collateral effects on normal, off-target cells.  Since the middle of 2013, Midatech has increasingly focused research and development activities principally on liver and brain cancer. GNP drug conjugates are being developed and evaluated for targeting and cytotoxic potential with respect to these cancers.

Base GNPs are comprised of a core of gold metal atoms to which an organic layer of carbohydrates (such as glucose, galactose or lactose) are attached. The carbohydrate layer stabilizes the metallic core (passivation) and makes the particle both water-soluble and biocompatible. Linkers for active agents (such as chemotherapeutics and other therapies) and peptides (such as tumor-targeting sequences) are interspaced between the carbohydrates. This process involves intricate yet controlled and reproducible synthesis that produces multi-component particles that may deliver multiple molecules of a drug to the targeted site.

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

Midatech believes the key potential advantages of its core GNP platform technology include the small size and its multivalency nature, which allows several components (at up to 44 binding sites) to be attached together.  This contributes to various properties of the GNP construct, including:

·	Advantages of Multivalency.

o	Targeting: multivalency enables binding of several targeting and therapeutic agents to a single nanoparticle.

o	Therapeutics: binding of several active payload moieties conjugated to form small (~5nm) medicines for targeted delivery.

o	Solubility: binding of glycan corona enables water solubility and the transport of water insoluble and lipid soluble compounds to disease sites.

o	Releasability: ligands are aided to release the active compound inside the cell

·	Advantages of Size:
o	Mobility: small size (~1.5 nm) and defined charge allows transport to disease sites otherwise very difficult reach.

o	Compatibility: ultra-small gold nanoparticles are bio-inert, non-toxic, non-immunogenic, and do not generate an immune response.

o	Excretability: size of drug conjugates allows elimination via the kidneys and liver.

Midatech is also conducting research using its GNP technology, chemically linked to molecules of self-peptide or small antigen, as an enabling platform to boost the potential of an Antigen Specific Immunotherapy (“ASI”) administered antigen to generate a tolerogenic rather than immunogenic response. Such a response could lead to a much-improved safety profile, and potential use in disease prevention and children, because ASI does not compromise the immune system. Antigen bearing GNPs when delivered into the skin appear to preferentially target specific immune cells, can migrate into the epidermis where there is a very high concentration of these specific immune cells (a property not seen with larger nanoparticles), and can distribute rapidly to lymphoid tissues around the body. It is believed that the GNPs can be immunotolerogenic or immunostimulatory depending on what motifs are attached to them. Midatech’s research and development in this area is still in the early stages, but with support from a European Union program grant, Midatech is exploring the potential of small GNPs to enhance the efficacy of ASI. Discovery, preclinical and toxicology work was conducted between 2012 and 2015, and the program commenced a “first-in-human” study during 2016 in the United Kingdom and Sweden, with trial results expected in 2018. This study has been approved by the Medicines and Healthcare Products Regulatory Agency in the United Kingdom, referred to as the MHRA, and approval by the Swedish Medical Products Agency is pending.

The potential GNP modified immune mechanisms are also being actively researched for potential application in oncology immunotherapy, however these programs are at an early stage.

Sustained Release Technology – Q Sphera®

Midatech’s second technology platform includes precisely and consistently manufactured, sustained release technology which may enable active drug compounds to be released into the body in a highly controlled manner over a prolonged period of time, from a number of weeks to three months, and potentially longer. The sustained release technology encapsulates active drug compounds within polymer micro spheres. Each micro sphere is between 30-70µm in size (by way of example, the width of the average human hair is approximately 80µm), with scope to reduce the size through minor modifications to the technology. Each microsphere is manufactured individually in a consistent, semi-continuous flow process which enables the precise engineering of microsphere characteristics such as the surface porosity and internal morphology. Midatech’s Q-Sphera platform was designed to address several problems associated with the traditional microencapsulation and polymer-depot based drug delivery. The approach Midatech takes is unusual in that it does not rely on solvent evaporation. Instead, a solvent extraction method is utilized. The key advantage that the Q-Sphera approach offers is product monodispersity. Very tight particle size distributions can be produced, which increases the usable product yield. Emulsion processes such as those used to manufacture Sandostatin LAR ®, are more wasteful in that they produce large quantities of unusable particles (i.e., either too large or too small). Additionally, these emulsion processes use large volumes of unfavorable organic solvents (such as ethyl acetate and dichloromethane). Particles produced from these solvent solutions must be rigorously washed to remove residual traces of solvent.

The Q-Sphera approach to forming particles by “desolvation” is applicable to many polymer types, however as PLGAs are ubiquitous in drug-delivery, MTP formulation work has concentrated on these materials. The polymers Midatech uses most frequently are linear poly-esters of lactic (“PLA”) and glycolic acids (i.e., polylactide-co-glycolide, or “PLGA”) that are insoluble and unstable in water due to simple hydrolysis. Each of these can be processed into any shape or size and they are soluble in a wide range of solvents. In addition, the rate of drug release can be easily controlled through altering the physico-chemical properties of the polymer(s). In the body, hydrolysis is the dominant mechanism for the controlled degradation of the polymer microparticles. This is also the reason that the microspheres cannot be provided as a pre-mixed, ready-to-use suspension product. They must be stored dry, (i.e., freeze-dried) to remove traces of water. Such characteristics impact the release profile in a predictable way. Release of the active drug compound occurs by controlled hydrolysis of the polymer.

The basic rationale of the sustained release drug delivery system is to optimize the biopharmaceutical, pharmacokinetic and pharmacodynamic profile of a drug. Accordingly, its utility is maximized over an extended period of time, side effects are reduced and cure or control of the condition is achieved using the smallest quantity of drug administered by the most suitable route and duration. This may be achieved by the sustained release product releasing the drug such that therapeutic concentrations are achieved quickly and the release of drugs occurs over a predefined period, potentially ranging from a number of days to up to three months, and potentially longer. The potential advantages of the sustained release drug delivery system over conventional dosage forms include: improved patient compliance due to less frequent drug administration; regulating the amount of drug in a patient’s system at one time and reducing fluctuation in steady-state drug levels with less overshooting or undershooting of target concentrations; maximum utilization of the drug; increased safety margin and a reduction in healthcare costs through improved therapy and manufacturing.

Polymer Microspheres. Midatech’s polymer microsphere platform is being developed to enable sustained release delivery solutions for peptide and small-molecule therapeutics through precise definition of the properties of polymer microparticles into which active compounds can be incorporated. Microspheres are small, spherical particles that can be utilized as a time release drug capsule. This technology contributes to Midatech’s oncology franchise as well as potential applications in endocrinology and other disease areas.

Midatech’s proprietary microsphere engineering platform can use a wide range of biomaterials to encapsulate drug candidates into micron sized particles (of diameter ~25μm). Long-acting treatment is achieved using formulations of biodegradable polymers (including polylactides) to control the release of API over a period of up to three months (and potentially longer) following a single injection. Monodisperse microspheres may be readily injected via minimally invasive needles as fine as 30 gauge. In formulating small molecules, biopharmaceuticals and pegylated species, Midatech focuses on developing products that provide high drug loading, with minimal initial burst release, which is essential to the development of safe and effective therapies. This requires precise control over particle size, morphology and drug kinetics. This microsphere manufacturing enables emulsion-free synthesis with both product monodispersity and processing efficiency.

Midatech has shown that the encapsulation process is compatible with many classes of therapeutics, small molecules, and peptides, including octreotide, cyclosporine, leuprolide (and several related GnRHR agonists), exenatide, P9, AGN-3, and small molecules dexamethasone, PP-001, tivozanib, and dithranol. The majority of Midatech’s SR products have required formulations that release drug payloads over one to three months.  Markets of focus for such preparations include oncology, endocrinology, ophthalmology and neuroscience. Sustained release programs are underway in oncology and endocrinology with a lead program in carcinoid, a neuro hormone cancer, and acromegaly, an endocrine disorder in which the body produces too much growth hormone.

Nano-Inclusion (NI) Technology

Midatech’s third technology platform is its NI technology used for local delivery of therapeutics. Many of the small molecule chemotherapeutics that are indicated for solid tumor treatment have minimal solubility in water or aqueous buffers at biological pH, which limits the available routes of administration for a drug. In some instances, this insolubility can be addressed by formulation in mixtures of water and a biocompatible solvent. However, for the treatment of cancers of the brain, such as glioblastoma, local infusion of a solvent is undesirable and dangerous. Midatech has identified a promising, but inadequately soluble, hydroxamic acid drug histone deacetylase inhibitor (“HDACi”), panobinostat, that has potential as a potent therapeutic for glioblastoma and Diffuse Intrinsic Pontine Glioma (“DIPG”), but until recently has not been formulated for parenteral administration. Midatech’s know-how in NI technology may increase the solubility of cancer therapeutics by incorporating them into the interior of hosting inclusion complexes that surround the therapeutic and “carry” it as a water-soluble agent in the body, all at a nanoscale. This allows drugs to be delivered directly into brain tumors by convection enhanced delivery, a process undertaken by a series of catheters being fixed directly into the substance of the tumor. Specifically, the complexes comprise hydrophobic inner surface and hydrophilic outer surface that enables solubilization of drugs through the formation of host-guest complexes.  The hydrophobic, poorly water-soluble small molecule drug associates with inner, more hydrophobic surface; and the larger hydrophilic outer surface remains solvated by water molecules. The nanometer aggregation complexes are particularly stable, depending upon the strength of the host-guest interaction, and provide a significant increase in the aqueous solubility of the compound at biological pH. The advantages include the delivery of water insoluble drugs into the body, unaffected efficacy of the guest compound, solubility in water at millimolar concentrations, and delivery via catheter systems directly into brain tumor (or other tumors). This enables additional administration routes and choices for patients and physicians.

Midatech’s Commercial Stage Products

In connection with the acquisition of DARA, Midatech, through Midatech US, has an exclusive license to Soltamox and Oravig, and an exclusive license to distribute, promote and market Gelclair. In addition, Midatech also holds the exclusive license to Zuplenz.  Each of these licenses pertains to commercialization in the United States, with the exception of Midatech’s agreement with respect to Oravig, which contains an option to seek regulatory approval in Canada. During 2017, Midatech also co-promoted two Mission products, Ferralet 90 and Aquarol, which co-promotion terminated as of March 31, 2018.

Gelclair

In 2012, Midatech US’s predecessor-in-interest, DARA, entered into a distribution and license agreement with Helsinn, granting it an exclusive license to distribute, promote, market and sell Gelclair for the management and relief of pain due to all approved indications in the United States. Gelclair, a unique oral gel barrier whose key ingredients are polyvinlypyrrolidone (PVP) and sodium hyaluronate (hyaluronic acid), is an FDA-cleared device indicated for the management of pain and relief of pain arising from oral mucositis and other oral lesions of various etiologies, including oral mucositis/stomatitis (caused by chemotherapy or radiation therapy) irritation due to oral surgery, traumatic ulcers caused by braces or ill-fitting dentures, disease and diffuse aphthous ulcers. Gelclair is protected by a United States issued patent which expires in 2021. Under the license agreement with Helsinn, Midatech US may be obligated to meet minimum sales thresholds during the ten-year term of the agreement. DARA launched Gelclair in the United States in April 2013.

In December 2017, Midatech US initiated a Phase IV clinical trial to study the effects of Gelclair on various aspects of oral mucositis, which is a common side effect experienced by patients undergoing stem cell transplants. Oral mucositis is a painful inflammation of the surface of the mouth, which can lead to the need for supplemental prescription pain products, such as opioids, parenteral nutritional therapy and which may result in lengthy discharge times for patients from stem cell treatment units, potentially resulting in increased health costs. The clinical trial is a blinded, randomized, controlled study designed to investigate the efficacy and tolerability of Gelclair and the ideal timing of the initiation of therapy for the management of oral mucositis in allogenic stem cell transplant recipients receiving high-dose chemotherapy. Midatech anticipates the trial will complete in early 2019.

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

The active pharmaceutical ingredient (“API”) in Zuplenz, ondansetron, is used to prevent nausea and vomiting caused by cancer chemotherapy, radiation therapy, and surgery. Ondansetron belongs to a class of medications called serotonin 5-HT3 receptor antagonists and works by blocking the action of serotonin, a natural substance that may cause nausea and vomiting. Zuplenz utilizes Aquestive Therapeutics’ (formerly MonoSol RX’s (“MonoSol”)) proprietary PharmFilm® technology, an oral soluble film that dissolves on the tongue in less than thirty seconds. This rapidly dissolving, oral soluble film eliminates the burden of swallowing pills during periods of emesis and in cases of oral irritation, therefore potentially increasing patient adherence and reducing emergency room visits and hospitalization due to a lack of patient compliance or the patient’s inability to keep the medication down without vomiting. Zuplenz is supplied in both 4 mg and 8 mg ondansetron doses with a safety profile equivalent to other products in the class. Zuplenz has issued and pending United States patent applications with an anticipated expiration date of 2029.

MonoSol will exclusively manufacture Zuplenz for marketing by Midatech US in the United States through its expanded commercial organization.

Oravig

Oravig® (miconazole) is an FDA-approved prescription drug. Oravig is an azole antifungal indicated for the local treatment of oropharyngeal candidiasis, commonly known as oral thrush, in adults. Oravig is the first and only orally-dissolving buccal tablet approved for oral thrush in adults, which is associated with radiotherapy, chemotherapy and human immunodeficiency virus patients. Oravig was launched by Midatech US in the fourth quarter of 2015.

In March 2015, Midatech US’s predecessor-in-interest, DARA, entered into a commercialization agreement with Onxeo, giving it the exclusive, sublicensable, rights to distribute, promote, market and sell Oravig in the United States, as well as the right to seek regulatory approval for Oravig in Canada with the resulting exclusive, sublicensable rights to distribute, promote, market and sell Oravig there. In July of 2017, Onxeo sold Oravig to Vectans S.A.  Prior to March 31, 2018, Mission utilized their existing primary care sales force to promote Oravig within that market segment. As of April 1, 2018, the promotion of Oravig is conducted directly by Midatech US. In consideration for receiving the exclusive rights to Oravig, Midatech US is required to make certain milestone payments to Vectans upon the achievement of defined sales thresholds.

Soltamox

Soltamox® (tamoxifen citrate) oral solution is an FDA-approved drug primarily used to treat breast cancer and prevent its recurrence. Soltamox is the only liquid formulation of tamoxifen available for sale in the United States. Oral liquids can provide an effective alternative to solid dose formulations for those patients with dysphagia, or difficulty swallowing, or those who simply prefer to take drug products in liquid form. Those suffering from dysphagia often have difficulty or experience pain when using oral tablet or capsule products and can benefit from liquid formulations of drugs. In addition, breast cancer patients receiving chemotherapeutic agents are subject to oral mucositis, which may make liquid medical formulations preferable.

Soltamox is used primarily for the chronic treatment of breast cancer or for cancer prevention in certain susceptible breast cancer subgroups. The National Cancer Institute estimated that in 2017, 252,710 women would be diagnosed with breast cancer and 40,610 women would die as a result of the disease. Tamoxifen therapy is currently indicated by the FDA for breast cancer patients for five years. The FDA requires a Boxed Warning on all tamoxifen products, including Soltamox, presenting significant risk information on uterine malignances, stroke and pulmonary embolism. This warning can be found in the full Soltamox prescribing information at www.soltamox.com.

Midatech US is party to an exclusive license and distribution agreement with Rosemont for rights to market Soltamox in the United States. Soltamox was launched by DARA in the United States in the fourth quarter of 2012. Previously, Soltamox was marketed only in the United Kingdom and Ireland by Rosemont. Soltamox is protected by a United States issued patent which expires in June 2018. Under the license agreement with Rosemont, Midatech US is obligated to maintain minimum annual purchases of the product through 2018.

Midatech’s Product Candidates

Midatech is currently focused on research and development in a number of therapeutic areas to which its three technology platforms (GNP drug conjugates, sustained release and NI technology) are being applied.  The following summarizes the status of Midatech’s most advanced product candidates.

MTD201 (Q-Octreotide) for Carcinoid Cancer

Midatech’s MTD201 program uses its sustained release platform to formulate a long-acting dose of the somatostatin analogue Octreotide, an existing, immediate-release injection product used to decrease the symptoms of carcinoid cancer, or reduced production of growth hormone in people suffering acromegaly. It is the most important form of treatment for carcinoid syndrome that occurs with carcinoid tumors (hormone producing cell tumors in the body). Midatech has developed a sustained release version of this product, called Q-Octreotide, which, if approved, is expected to compete with market leader Sandostatin LAR Depot (“Sandostatin”), marketed by Novartis Pharmaceuticals Corporation (“Novartis”). The Group believes that Q-Octreotide will have several potential competitive advantages with respect to the patient experience, clinical use and cost. The product is entering a global market that exceeds $2 billion annually, and Midatech believes that, if data is confirmed with respect to Q-Octreotide, it could capture up to approximately 5%, or $100 million, of market share.

Acromegaly: Acromegaly is a hormonal disorder caused by excessive production of growth hormone during adulthood. This results in an increase in bone size in the hands, feet, and face. It typically affects middle-aged adults and is usually not recognized immediately, however if not treated it can lead to serious illness that can potentially become life threatening. Initial symptoms of acromegaly are enlarged hands and feet (e.g., a ring no longer fits or an adult’s shoe size has progressively increased). Additional symptoms include gradual changes in the shape of the face, an enlarged nose, thickened lips, and increasing space between the teeth. Morbidity and mortality rates are high in those with acromegaly, typically due to associated cardiovascular, cerebrovascular, respiratory disorders, and malignancies. For acromegaly caused by pituitary tumors (which account for over 95% of cases), trans-sphenoidal surgery is the first line treatment. This is curative in approximately 50-60% of cases. For those with persistent acromegaly, somatostatin analogues are the preferred therapy, particularly since the long-acting formulations limit treatment to just once a month.

Neuroendocrine tumors and Carcinoid Syndrome: Neuroendocrine tumors (“NETs”) are slow growing tumors that arise from neuroendocrine cells. They can be either “non-functioning”, in which they lack hormone production, or “functioning”, in which the tumor produces an abundance of bioactive hormones leading to carcinoid syndrome. Signs and symptoms of carcinoid syndrome include flushing of the face, severe debilitating diarrhea, and asthma attacks.  Somatostatin analogues such as octreotide are used to treat advanced NETs of the midgut or unknown primary tumor location, and control the hormone related side effects of inoperable carcinoid tumors with features of the carcinoid syndrome, such as number of daily stools and daily flushing episodes.

During the last year, Midatech has completed the formulation of Q-Octreotide and the clinical trial manufacture, and has completed pre-clinical testing. On January 10, 2018, Midatech received confirmation from Polish regulators that Midatech’s first in-human study of Q-Octreotide was approved.  Midatech expects with Phase I results due in the second half of 2018, followed by a second pivotal study with results expected in the first half of 2019. Following receipt of these results, if the product shows interchangeability with Sandostatin, the Group expects to make a regulatory submission with the FDA in 2020. Midatech is currently conducting initial pre-marketing preparation and branding work.

MTX110 for DIPG Childhood Brain Cancer

DIPG is a rare, fatal childhood brainstem tumor, with overall median survival of approximately nine months, despite decades of clinical trial research. On the basis of generally accepted prevalence statistics, there are up to 300 cases per year in each of the United States and Europe, and up to 1,000 cases globally. The only current standard of care is palliative focal radiotherapy and chemotherapy, and, as such, new therapeutic strategies are currently needed. One of the potential reasons for the failure of treatment is the blood-brain and blood-tumor barriers, which exclude potentially effective therapeutic agents. Direct delivery by convection-enhanced techniques can overcome these barriers and ensure adequate drug exposure to tumor cells, however, the drugs must be water soluble at physiological pH in order to be delivered to the brain by convection-enhanced techniques. Midatech has sought the most potent compounds against DIPG cell lines, selected the best candidate of these compounds, and using Midatech’s NI technology, solubilized it to enable administration via convection-enhanced techniques.

Midatech’s MTX110 compound repurposes and solubizes a known HDACi chemotherapeutic, panobinostat, which the Company sublicenses from Novartis. Midatech’s NI technology platform enables local delivery of panobinostat directly to the tumor via a catheter system called Convection Enhanced Delivery (“CED”), diffusing into it and around it. This technique allows for elevated drug concentrations to be delivered to the tumor, while at the same time minimizing systemic toxicity and peripheral side effects. In pre-clinical test models, panobinostat has demonstrated high potency against DIPG tumor cell lines. In one such study, it was the most effective of 83 anticancer agents tested in several DIPG cell lines. Although effective in both in vitro and in vivo models, panobinostat given orally does not cross the blood-brain barrier effectively thus necessitating an alternate means of delivery. Using direct delivery via CED of MTX110, Midatech’s soluble form of panobinostat, bypasses the blood brain barrier and ensures adequate drug exposure to tumor cells.  MTX110 molecular targeting and intratumoral delivery provides significant potential for treatment of DIPG.

In February 2016, Midatech conducted a first experimental research treatment on a compassionate use basis in a child diagnosed with DIPG. Subsequently, five additional children have been treated on a compassionate use basis. In these patients, MTX110 has to date been well tolerated, and holds promise as a potential therapeutic treatment for this universally fatal disease. In January 2018, Midatech received approval from the FDA of its investigational new drug (“IND”) application for MTX110 to conduct a first-in-human study of MTX110 at specialist centers at University of California San Francisco, and Memorial Sloan Kettering in New York. IRB approval is expected in the second quarter of 2018, at which point the study can formally commence.  This study is a combined Phase I and II study, with the Phase I component estimated to be completed in the second half of 2019, and the Phase II component in 2020.  If successful, Midatech will seek expedited approval from regulators.  Additional studies are planned for the United Kingdom and Europe.

MTD119 for Liver Cancer

MTD119 is a targeted therapy treatment using Midatech’s GNP technology for hepatocellular carcinoma, which accounts for the majority of liver cancers and, according to the World Health Organization, is the third leading cause of cancer deaths with almost 800,000 deaths in 2015. Where surgical intervention is unsuccessful or not possible the prognosis of median survival is less than one year. For this group of patients, the only option is chemotherapy. According to Fierce Pharma, the current standard of care, Sorafenib (Nexavar), which is co-marketed by Bayer AG and Onyx Pharmaceuticals Inc., has projected 2018 annual sales of approximately $1.5 billion.

Midatech developed a GNP construct for HCC based on a gold nanoparticle core covered with a combination of carbohydrate galactose ligands and the potent tubulin inhibitor DM1 (mertansine), which inhibits microtubule assembly and disrupts mitosis in malignant cells. This combination of various motifs together with chemotherapeutics may make it possible to alter the biodistribution of toxic chemotherapeutics to focus on the tumor and spare normal tissues. This shift in biodistribution can significantly improve the therapeutic index of treatments for this disease. Preclinical models have shown a clear impact of the GNP technology on the safety and efficacy of DM1.  The pre-clinical program for MTD119 was completed in July 2017, with studies demonstrating potent anti-tumor activity in vivo in all efficacy models. Peak reduction in tumor growth due to MTD119 suggests that it has the potential to be more effective than Sorafenib, and with improved overall survival. The specific targeting of maytansine to tumor cells by MTD119 also resulted in significantly improved tolerability.  To confirm these findings in further animal models and to prepare for a potential IND submission, Midatech has entered formal IND application enabling studies, with completion of the first pilot animal studies expected in the first half of 2018 and completion of the remainder of the studies expected in the fourth quarter of 2018 or the first quarter of 2019. Data from these studies will allow Midatech to review the data for efficacious dose levels versus toxic dose levels, optimum or alternative dosing regimes if necessary, and related efficacy in tumor models.  Assuming favorable data, Midatech hopes to complete an IND submission to the FDA in the first half of 2019, for first-in-human studies in the second half of 2019. On February 22, 2018, Midatech announced that the EMA granted orphan drug designation for MTD119.  Midatech believes MTD119 has the potential for orphan drug designation and accelerated approval in the United States.

Immunotherapy Projects

In immunotherapy, Midatech’s nanotechnology is being developed for applications in immuno-oncology, as well as autoimmune disease.  In these applications, Midatech’s GNP Midacore technology is used as a carrier technology to deliver immuno-active peptides to antigen presenting cells (“APGs”).  Depending on the peptide’s used to bind to the GNP, this immune activity can either stimulate the immune response, for example to fight cancer or infections, or dampen the immune response, such as in auto-immune diseases like diabetes where the body’s immune system is attacking itself.

MTR111 (for GBM) and MTR116 (for DIPG) are programs looking to develop peptide vaccines against brain cancers in adults and children, respectively.  GNP peptide vaccines are thought to enhance the induction of effective, mutation-specific, cytotoxic T-cell- and T-helper-cell-mediated immune responses in HLA compatible patients.  In vivo studies are ongoing in collaboration with University of California San Francisco for children with DIPG, and Dana Farber for GBM in adults.  The data generated from these studies may provide a basis for the further clinical development of GNP vaccine-based or cell-based immunotherapeutic approaches.  With such programs, it is conceivable that programs can enter the clinic with minimal toxicology data due to the fundamental differences between animal and human immune systems.  This provides the opportunity for these programs to be in the clinic phases during the course of 2019 and 2020.

MTX102 is a program for the antigen specific immunotherapy of Type 1 diabetes. The program, part of a European Union-funded consortium, is currently in first-in-human studies and is expected to be completed in the first half of 2019. In this program, Midatech’s GNP technology is chemically linked to molecules of self-peptide or small antigen, as an enabling platform to leverage the potential of an Antigen Specific Immunotherapy (“ASI”) administered antigen to generate a tolerogenic rather than immunogenic response. Such a response could lead to a much-improved safety profile, and potential use in disease prevention and children, because ASI does not compromise the immune system. Antigen bearing GNPs when delivered into the skin appear to preferentially target specific immune cells, can migrate into the epidermis where there is a very high concentration of these specific immune cells (a property not seen with larger nanoparticles), and can distribute rapidly to lymphoid tissues around the body.  Discovery, preclinical and toxicology work was conducted between 2012 and 2015, and the program commenced a “first-in-human” study during 2016 in the United Kingdom and Sweden, with trial results expected in 2019.

Other Pipeline Candidates

In addition to the product candidates mentioned above, Midatech has other candidates that it is working on. MTR103 is a program for Gliobastoma Multiforme (“GBM”). The World Health Organization estimates that there are approximately 240,000 cases of brain and nervous system tumors globally each year, with GBM being the most common and most lethal of these, with typical survival rates of one to two years, despite treatment of surgery, radiotherapy and chemotherapy. MTR103 is currently in pre-clinical studies. Midatech intends to seek orphan drug designation pending successful completion of the ongoing pre-clinical program, which is now focusing on local delivery, directly into the tumor.

Commercial Agreements, Strategic Partnerships and Collaborations

Midatech is currently collaborating with a number of biopharmaceutical companies, research institutes and universities on several of its development programs involving its core technologies.

Agreements, Partnerships and Collaboration

Consejo Superior De Investigaciones Cientificas. In June 2002, Consejo Superior de Investigaciones Cientificas (“CSIC”), and Midatech Limited, the Company’s predecessor entity, entered into a patent and know-how agreement, whereby CSIC granted Midatech Limited an exclusive license to exploit its patent and know-how rights in any field and anywhere in the world where those patents are registered, and to make applications to register such patents throughout the world in CSIC and Midatech Limited’s joint names, provided that CSIC may use the patents and know-how for the purpose of performing a research agreement between CSIC and Midatech Limited, to deal in products supplied to it by Midatech Limited and to perform research for its own non-commercial purposes. CSIC also assigned to Midatech Limited PCT Application Number PCT/GB01/04633. The agreement between the parties was amended on October 14, 2004 so as to specifically include magnetic nanoparticles in the scope of the license and rights granted to Midatech Limited. The patents and know-how are considered by Midatech to be core to its business.

Pursuant to the terms of the agreement, CSIC is obliged to reassign the patents into Midatech Limited’s sole name within 14 days of Midatech accomplishing one of the following:

·	concluding a license agreement with a third party in respect of any of the intellectual property rights comprising the subject matter of the agreement;

·	demonstrating therapeutic and/or diagnostic efficacy in an animal model derived from research sponsored by Midatech (or its affiliated companies);

·	demonstration of a diagnostic product in Phase I clinical trials arising from intellectual property rights; or

·
selling products made by Midatech, affiliated companies or licensees exploiting the intellectual property rights comprising the subject matter of the agreement which generate net sales royalties or net revenue royalties for CSIC.

As of the December 31, 2017, Midatech had accomplished all of the above milestones other than milestone related to the sale of products, and may therefore request that the relevant patents are assigned to it.

Midatech Limited is under an obligation to pay the following royalties to CSIC in prescribed circumstances following the commercialization of the relevant intellectual property:

Cumulative Sales Amount	Royalty
Net Sales to €1 million	6%
Net Sales between €1 million and €9,999,999	5%
Net Sales between €10 million and €99,999,999	4%
Net Sales €100 million and above	3%

As of December 31, 2017, no royalties have been due or payable to CSIC.

Either party may terminate the agreement upon the insolvency of the other party or a material breach that is not remedied within 30 days’ notice.

Zuplenz Licensing Agreements. Pursuant to the terms of that certain Asset Purchase Agreement dated December 17, 2015, by and between Midatech and Galena, Midatech acquired all of Galena’s rights and obligations under that certain License and Supply Agreement (the “MonoSol License Agreement”) dated July 14, 2014, by and between Galena and MonoSol (as amended by that certain License and Supply Transfer Agreement dated December 16, 2015 (the “Amendment”)), as well as certain other assets and contracts related to Zuplenz® (ondansetron) Oral Soluble Film. Pursuant to the terms of these agreements, Midatech has licensed from MonoSol all United States commercial rights to Zuplenz, a product approved by the FDA in adult patients for the prevention of highly and moderately emetogenic CINV, RINV, and PONV. Zuplenz is also approved for pediatric patients with moderately emetogenic CINV. Under the terms of the License and Supply Agreement, Midatech has also received all rights to the New Drug Application (“NDA”) for Zuplenz and assumed responsibility for the commercialization of Zuplenz and for all regulatory and reporting matters in the United States Additionally, Midatech has agreed that, until net sales of Zuplenz exceed a specified minimum amount or a competing product has been approved by the FDA and is placed into the market for sale, Midatech will maintain a specified minimum number of field sales force personnel on specified terms. The minimum number of field sales force personnel was reduced pursuant to the Amendment. Under the MonoSol License Agreement, MonoSol has the exclusive right to supply all of Midatech’s requirements for Zuplenz, subject to certain conditions.

Upon entry into the Asset Purchase Agreement, Midatech paid Galena $3.75 million. Midatech also agreed to pay to Galena up to an aggregate of $26 million, consisting of four one-time payments related to quarterly sales achieved in calendar years 2016 and 2017 and annual sales achieved from 2018 to 2022 exceeding specified target sales. As at December 31, 2017, no sales threshold had been achieved. As Midatech is now responsible for certain of Galena’s obligations under the MonoSol License Agreement, Midatech is required to pay a double-digit royalty on future net sales of Zuplenz.

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

EE-ASI Consortium Agreement. In June 2012, Midatech Limited entered into a consortium agreement with Cardiff University in Wales, Inserm-Transfert SA in Paris, France, Nanopass Technologies Ltd. in Israel, Leiden University Medical Center in the Netherlands, King’s College London in London, England, Institut National de la Sante et de aa Recherche Medicale, Marseille in Paris, France, and Linkopings University in Sweden. Pursuant to this agreement, the parties share and collaborate on various products and technology that is combined with the ultimate goal of integrating an antigen delivery system, to be used in clinical trials as a method of investigational medical product delivery.

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

The project has received funds from the European Commission, which are distributed by a coordinator according to the consortium budget. The parties receive portions of this contribution, as determined by the consortium budget.

Novartis License Agreement. On June 6, 2017, Midatech’s subsidiary, Midatech Limited, entered into a License Agreement (the “Novartis Agreement”) with Novartis, pursuant to which Novartis granted it a worldwide, sublicenseable license to research, develop and commercialize, under Novartis patents, the Novartis oncology compound panobinostat, used for the treatment of brain cancer in humans, administered by convection enhanced delivery.

Under the terms of the Novartis Agreement, Midatech Limited was required to make an upfront flat fee payment in the low seven figures in United States dollars and milestone payments to Novartis of up to an aggregate of $48 million if certain regulatory and commercial events are achieved.  Midatech Limited must also make royalty payments based on expected sales of the licensed product, with rates ranging from the mid-teens to mid-twenties based on net sales of the licensed products.  Pursuant to the terms of the Novartis Agreement, the license will continue until the expiration of the royalty term (as defined in the Novartis Agreement) for the last licensed product, unless earlier terminated pursuant to its terms.

Agreements Related to Midatech US

Pursuant to the December 4, 2015 merger with DARA, Midatech US, DARA’s successor-in-interest, has assumed all of DARA’s rights and obligations under each of the below-referenced agreements.

Helsinn Distribution and Licence Agreement. On September 7, 2012, DARA entered into a Distribution and Licence Agreement (the “Licence Agreement”) with Helsinn Healthcare SA (“Helsinn”), pursuant to which Helsinn granted DARA an exclusive license to distribute, promote, market and sell Gelclair® for the management and relief of pain due to all approved indications in the United States. Pursuant to the December 4, 2015 merger with DARA, Midatech US has assumed all of DARA’s rights and obligations under the Licence Agreement. Under the terms of the Licence Agreement, if Helsinn develops Gelclair for an additional indication in the United States, Midatech US has the first right to negotiate the terms to allow it to distribute, promote, market and sell Gelclair for that indication. Helsinn is responsible for the manufacturing and supply of Gelclair to Midatech US based on mutually agreed upon forecasts and purchase orders from Midatech US.

Under the terms of the Licence Agreement, Midatech US is required to make continuing royalty payments in the low double digits based on net sales. Midatech US must make an additional six-figure payment if certain cumulative sales targets are reached. In addition, if Gelclair is further developed for certain additional indications, Midatech US must make an additional six-figure payment to Helsinn.

The Licence Agreement will remain in effect until September 7, 2022, unless terminated earlier or extended. Either party may terminate the Licence Agreement at any time upon breach or bankruptcy of the other party. In addition, Helsinn may choose to terminate the Licence Agreement if Midatech US fails to meet certain minimum annual sales requirements.

Oravig Commercialization Agreement. On March 9, 2015, DARA entered into a commercialization agreement (the “Commercialization Agreement”) with Onxeo S.A. (“Onxeo”), giving DARA the exclusive, sublicensable, rights to distribute, promote, market and sell Oravig®, in the United States as well as the right to seek regulatory approval for Oravig in Canada with the resulting exclusive, sublicensable rights to distribute, promote, market and sell Oravig there. Onxeo also transferred to DARA the NDA for Oravig. In July of 2017, Onxeo sold Oravig to Vectans S.A. (“Vectans).  Oravig is the first and only orally dissolving buccal tablet approved for oral thrush in adults, and it was launched by DARA in the United States in the fourth quarter of 2015. Pursuant to the terms of the Commercialization Agreement and related supply agreement, Vectans supplies Oravig to Midatech US.

Under the terms of the Commercialization Agreement, Midatech US is required to make certain milestone payments based on Midatech US’s achievement of certain net sales of Oravig. If Midatech US enters into any agreement or sublicense with a third-party to commercialize or promote Oravig and if Midatech US receives any upfront, milestone or similar amount from its co-promotion partner, Midatech will pay to Vectans a double-digit royalty on any payments received from those third-parties above a set threshold.

Pursuant to the terms of the Commercialization Agreement, the Oravig license will continue until the agreement is terminated. The agreement contains standard termination provisions that allow either party to terminate the agreement upon the other party’s material breach or bankruptcy. Additionally, Vectans may terminate the agreement if, subject to certain exceptions, Midatech US fails to make the milestone payments or if Midatech US does not make certain payments to Vectans for supplying Oravig. Vectans may also, subject to certain exceptions, terminate the agreement if Midatech US fails to use commercially reasonable efforts to execute its commercial responsibilities for the product and to maintain the NDA.

Financing Agreements

Silicon Valley Bank Credit Agreement

On February 23, 2017, Midatech, Midatech Ltd., Midatech Wales, and Midatech US, as the original borrowers and original guarantors, and Silicon Valley Bank, entered into a senior secured £6.0 million loan agreement (the “SVB Loan Agreement”), with three tranches available to the Company upon the achievement of certain development milestones. In connection with its entry into the MidCap Credit Facility discussed below, the Company terminated the SVB Credit Agreement.  Midatech never drew down on the credit facilities available under the SVB Credit Agreement.

MidCap Credit Agreement

On December 29, 2017, Midatech, Midatech US, DARA Therapeutics, Inc., a wholly-owned subsidiary of Midatech US, Midatech Wales and Midatech Limited, as the borrowers, and MidCap Financial Trust, as administrative agent and lender, entered into an agreement (the “MidCap Credit Agreement”) providing the borrowers with a four-year senior secured $15 million credit facility (the “MidCap Credit Facility”).  The loans under the MidCap Credit Facility are secured by a security interest in all of the borrowers’ assets.  Upon entry into the MidCap Credit Agreement, the borrowers received an initial tranche of $7 million.  A second tranche of $3 million will become available to the Company upon the achievement of certain milestones related to MTD 201 and the sale to the lenders of certain warrants to purchase Ordinary Shares.  A third tranche of $5 million will become available to the Company upon the approval of MTX110 for testing, manufacturing and commercial sale in the United States by the FDA for the treatment of DIPG and the sale to the lenders of certain warrants to purchase Ordinary Shares.  In connection with the entry into the MidCap Credit Agreement, Midatech granted to MidCap 247,881 warrants to purchase ordinary shares, which was equal to 2% of the amount funded divided by an exercise price of £0.42. The exercise price was calculated based on the average closing price of Midatech’s ordinary shares on AIM for the 30-day period prior to the date of grant.

Borrowings under the MidCap Credit Facility will bear interest at a rate equal to the greater of (i) the LIBOR rate or (ii) 1.25%, in each case plus an applicable margin of 7.50%.  The MidCap Credit Facility matures on December 29, 2021 and Midatech is subject to certain prepayment fees based on the time of prepayment.

See Note 20 to Midatech’s consolidated financial statements for the year ended December 31, 2017 for more information.

Commercial Operations

Midatech has built the commercial infrastructure necessary to effectively support the commercialization of its in-licensed products (including Soltamox, Oravig, Gelclair and Zuplenz) and provide the platform on which to build once its internal product candidates are launched in the United States first and thereafter in Europe. The commercial infrastructure includes a targeted sales force to establish relationships with a focused group of oncologists, oncology nurses, pharmacists and other medical professionals. In addition, Midatech US currently contracts with Alamo to provide a dedicated national sales team, currently consisting of 20 sales representatives and five field managers. Midatech’s sales force is supported by sales management, internal sales support, an internal marketing group and distribution support. Additionally, the sales and marketing teams manage relationships with key accounts such as managed care organizations, group-purchasing organizations, hospital systems, oncology group networks, and government accounts. To maintain the appropriate commercial infrastructure, Midatech will have to continue to invest significant amounts of financial and management resources, some of which will be committed prior to any confirmation that Midatech’s product candidates will be approved and Midatech could invest resources and then later learn that a particular product candidate is not being approved.

Research and Development

Midatech devotes significant resources to research and development, incurring £10.19 million, £7.80 million (reclassified) and £8.71 million (reclassified) of related expenses during the years ended December 31, 2017, 2016 and 2015.

Midatech has GNP research and development laboratories in Oxfordshire, United Kingdom and Bilbao Spain, as well as a polymer micro-sphere laboratory in Cardiff, Wales used for development purposes only of its sustained release technology.

The research and development staffing for these three sites comprises approximately 18 Ph.D. scientists, 25 MSc scientists and 20 BSc scientists.

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

Midatech has developed a strong intellectual property base globally, comprising patents, know-how, and trade secrets. Currently, the Group has 97 granted patents, 56 applications in process, in each case covering all major world markets, and over 34 separate Patent Families covering all major regions. Midatech continues to strengthen its patent portfolio by strategically submitting new patents and divisional patent applications based on its active research and development activities. Central to Midatech’s business are two platform intellectual property technologies that are designed to enable the targeted delivery, i.e. right place, and controlled sustained release, i.e. right time, of existing therapeutic drugs. These technologies have broad applications in multiple therapeutic areas and offer the potential to create multiple revenue opportunities:

·
Drug conjugate technology: Midatech’s core platform is a pioneering drug conjugate delivery system based on GNPs (a class of carbohydrate-coated gold nanoparticles) combined with approved drugs for targeted release at specific organs, cells or sites of disease;

·
Sustained release technology: Midatech’s second platform involves the consistent and precise encapsulation of active drug compounds within polymer microspheres that are designed to release drugs and drug compounds into the body in a highly controlled manner over a prolonged period of time; and

·
Nano-Inclusion Technology: Midatech’s third platform is its nano-inclusion technology used for local delivery of therapeutics.  Midatech’s know-how in nano-inclusion technology can increase the solubility of cancer therapeutics by incorporating them into the interior of hosting inclusion complexes that surround the therapeutic and “carry” it as a water-soluble agent in the body.

These technologies can be used alone or potentially in combination, that is, by encapsulating GNPs into polymer microspheres, the rate of release of the targeted therapeutic molecules could be controlled and substantially extended.

Patent rights have been granted in all the major world markets, including Europe, the United States and Japan, or the Key Markets. They confer a broad position of exclusivity for metal-core glycated-nanoparticles, including Midatech’s GNPs. Midatech’s granted patents in its patent family 1 (expiring 2021) provide the foundation to the portfolio with product, process and use claims that encompass the GNPs used in all of Midatech’s major programs and technology platforms, including oncology, nanoparticle technology and sustained release technology. The granted patents and pending patent applications in over 34 patent families are owned solely by Midatech, co-owned with other parties or in-licensed to Midatech. These include:

·
Oncology including Nano-inclusion technology. 8 patent families, which have predicted expiration dates ranging from 2025 to 2036. These patent rights include 11 granted patents and 14 pending applications in Key Markets relating to products and methods for treating and imaging cancers. In addition to the radiative and immune-based therapies contemplated by many of these patent families, Midatech’s pipeline of GNP-drug conjugates for oncology benefits from protection by the foundation GNP patents of patent family 1.

·
Nanoparticle technology. 15 patent families, with expiration dates ranging from 2021 to 2036. These patent families include 60 granted patents and 23 pending patent applications in Key Markets protecting products in Midatech’s pipeline.

·
Sustained release technology. 11 patent families which protect devices, methods and formulations for sustained release drug delivery. Midatech’s pipeline products Q-Octreotide and Opsisporin are protected 26 granted and 19 pending international applications.

Midatech also has in its portfolio several vaccine and infectious disease related patent families. These relate to GNPs for immune-based therapy and antibiotic-GNP conjugates. Midatech acquired through the Q Chip transaction patent applications directed to the apparatus and methods of “Q Sphera” technology, which employs a piezoelectric droplet generator to form polymeric microparticles that encapsulate a drug for sustained release. The combination of Midatech’s GNP technology with Midatech Wales’ sustained release technology has provided possibilities for new formulations of GNP-drug conjugates. Midatech’s GNPs, when encapsulated in Midatech Wales’ microparticles, enjoy patent protection conferred by the existing granted patents.

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

In addition to patents, Midatech may rely, in some circumstances, on trade secrets to protect its technology and maintain its competitive position. However, trade secrets can be difficult to protect. Midatech seeks to protect its proprietary technology and processes, in part, by confidentiality agreements with its employees, corporate and scientific collaborators, consultants, scientific advisors, contractors and other third parties. Midatech also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of Midatech’s information technology systems.

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

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

·	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice (“GLP”) regulations;

·	submission to the FDA of an investigational new drug application, which must take effect before human clinical trials may begin;

·	approval of clinical protocols by an independent institutional review board (“IRB”), representing each clinical site before each site may enroll subjects;

·	potential initiation and completion of successive clinical trials that establish safety dose ranges;

·
performance of adequate and well-controlled human clinical trials in accordance with good clinical practices (“GCP”) to establish the safety and efficacy of the proposed drug product for each indication;

·	preparation and submission to the FDA of a new drug application (“NDA”) or a biologics license application (“BLA”);

·	review of the submission by an FDA advisory committee, where appropriate or if applicable;

·
satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

·	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

·	payment of user fees and securing FDA approval of the NDA or BLA; and

·	agree to comply with any post-approval requirements, including Risk Evaluation and Mitigation Strategies (“REMS”), and post-approval studies required by the FDA.

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

Human clinical trials are typically conducted in three sequential phases, Phase I, Phase II and Phase III, which may overlap or be combined.

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

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently approximately $2.0 million, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently exceeding $97,750 per product and $512,200 per establishment. These fees are typically increased annually.

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

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

·	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

·	fines, warning letters or holds on post-approval clinical trials;

·	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

·	product seizure or detention, or refusal to permit the import or export of products; or

·	injunctions or the imposition of civil or criminal penalties.

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

Specifically, the applicant must certify with respect to each patent that:

·	the required patent information has not been filed;

·	the listed patent has expired;

·	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

·	the listed patent is invalid, unenforceable or will not be infringed by the new product.

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

Regulation and Marketing Authorization in the European Union

The process governing approval of medicinal products in the European Union follows essentially the same lines as in the United States and, likewise, generally involves satisfactorily completing each of the following:

·	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable European Union Good Laboratory Practice regulations;

·	submission to the relevant national authorities of a clinical trial application (“CTA”) which must be approved before human clinical trials may begin;

·	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

·
submission to the relevant competent authorities of a marketing authorization application (“MAA”) which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

·
satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced current cGMP;

·	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

·	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

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

In April 2014, the European Union legislator passed the Clinical Trials Regulation, (EU) No 536/2014, which replaced the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new European Union clinical trials legislation was passed as a regulation that is directly applicable in all European Union member states. Although Regulation (EU) No 536/2014 was adopted and entered into force in 2014, the timing of its application depends on confirmation of full functionality of the European Union portal and database through an independent audit. Regulation (EU) No 536/2014 becomes applicable six months after the European Commission publishes notice of this confirmation. The development of the portal and database is progressing, and a revised project shows that the auditable version should be available for audit in early 2019, as required by the Clinical Trial Regulation. EMA will provide more precise information on timelines after the audit.

Regulation (EU) No 536/2014 simplifies the approval of clinical trial in the European Union. The main characteristics of the regulation include:

·	a streamlined application procedure via a single entry point, the European Union portal;

·
a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states;

·
a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned;

·	strictly defined deadlines for the assessment of clinical trial application; and

·
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

Pursuant to Regulation (EC) No 726/2004, this procedure is mandatory for:

·	medicinal products developed by means of one of the following biotechnological processes:

o	recombinant DNA technology;

o	controlled expression of genes coding for biologically active proteins in prokaryotes and eukaryotes including transformed mammalian cells; and

o	hybridoma and monoclonal antibody methods;

·	advanced therapy medicinal products as defined in Article 2 of Regulation (EC) No. 1394/2007 on advanced therapy medicinal products;

·
medicinal products for human use containing a new active substance that, on the date of effectiveness of this regulation, was not authorized in the European Union, and for which the therapeutic indication is the treatment of any of the following diseases:

o	acquired immune deficiency syndrome (AIDS);

o	cancer;

o	neurodegenerative disorder;

o	diabetes;

o	auto-immune diseases and other immune dysfunctions; and

o	viral diseases; and

·	medicinal products that are designated as orphan medicinal products pursuant to Regulation (EC) No 141/2000.

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

·
The decentralized procedure allows applicants to file identical applications to several European Union member states and receive simultaneous national approvals based on the recognition by European Union member states of an assessment by a reference member state.

·	The national procedure is only available for products intended to be authorized in a single European Union member state.

·	A mutual recognition procedure similar to the decentralized procedure is available when a marketing authorization has already been obtained in at least one European Union member state.

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

Pharmacovigilance and other requirements

Midatech will, for example, have to comply with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. Other requirements relate, for example, to the manufacturing of products and APIs in accordance with good manufacturing practice standards. European Union regulators may conduct inspections to verify its compliance with applicable requirements, and we will have to continue to expend time, money and effort to remain compliant. Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties in the European Union. Similarly, failure to comply with the European Union’s requirements regarding the protection of individual personal data can also lead to significant penalties and sanctions. Individual European Union member states may also impose various sanctions and penalties in case we do not comply with locally applicable requirements.

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

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of Midatech’s drug candidate to currently available therapies (so called health technology assessment) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, there can be considerably pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel distribution (arbitrage between low-priced and high-priced member states), can further reduce prices. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

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

·
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

·
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

·
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

·
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

Competitive Dynamics

Barriers to entry for competitors are high. The significant level of capital, scientific capabilities, and infrastructure required to achieve what Midatech has achieved to date may deter new entrants. A high degree of specialization and expertise in equivalent drug conjugate and sustained release technologies and relevant therapeutic areas is essential for any competitor to succeed, which Midatech has built up over many years since inception. The power of suppliers is relatively low given Midatech’s development manufacturing capability. The power of buyers, i.e. pharmaceutical companies, is important insofar as they may be partners for the commercialization and distribution of Midatech’s pipeline products; however, in the oncology therapy area, the intention is that Midatech will commercialize itself in the United States, the major global market, although Midatech will partner in territories outside the United States. Even for large pharmaceutical companies, the know-how, manufacturing, and effort involved in developing alternative products to Midatech would potentially see them engage as partners rather than as competitors. Competitive pressures or substitutes for Midatech compounds come from conventional small molecules or biologics (such as antibody drug conjugates).  There is a growing trend for drugs to be produced using biotechnologies and it is likely that the main threat in the future will come from this class, albeit the costs of production and development are much higher, and the regulatory pathways more complex.

Competitive Technology

The main competing nanotechnologies are liposomes, polymers, carbon assemblies and other inorganic/metallic platforms. Carbon assemblies are not widely used in healthcare applications. Most nano activity has traditionally involved liposomes and polymers. More recently, the focus has moved to include inorganic nanoparticles using solid cores whereas Midatech is one of a few companies using gold. To the best of Midatech’s knowledge, it is the only company using non-colloidal gold (colloidal gold is defined as larger GNPs 10-15 nm and more, whereas Midatech’s core GNP construct is less than 2 nm) and is sufficiently progressed with the technology to be undertaking Phase II clinical trials. Midatech believes it is therefore well positioned versus the other technologies and companies providing a differentiated platform that imparts favorable characteristics in drug delivery, including targeting and mobility, solubility (for otherwise non soluble compounds), stability (of peptides), compatibility (inert and biocompatible) and highly controlled delivery and release in the cell.

Competitive Therapeutic Areas

Much of the historical and current focus and activity of the nanomedicine market is oncology. Within this domain, Midatech believes it is well positioned given the Group’s focus on selected orphan oncology applications where unmet needs persist, an accelerated regulatory process is possible and fewer companies compete (reflecting the challenges that need to be addressed). The other Midatech therapeutic areas (ophthalmology and neuroscience) are less active than oncology, which Midatech believes allows the advantages of GNP technology to be leveraged beyond the capabilities of other technologies, such as peptide stability, the ability to cross membranes (e.g. blood brain barrier) and excretability. Similarly, with the Midatech sustained release technology, the ability to address shortcomings of other controlled technologies such as burst, lag, release profile and consistency enables Midatech to pursue unmet opportunities such as sustained release octreotide, which to date has no generic competition despite being off patent for many years.  Midatech’s NI technology conjugates solubilize cancer drugs that could otherwise not be administered directly into tumors.

Competitive Companies

From a technology perspective, Midatech believes other companies using GNP technologies include CytImmune Sciences, Inc., and Nanospectra Biosciences, Inc. Some companies use larger colloidal GNPs of 10 to 15nm or bigger, whereas Midatech typically uses non-colloidal gold cores smaller than 2nm.

Midatech’s Q Sphera technology for biodegradable sustained-release formulation takes a microsphere-based approach that is based on printing individual microspheres. It enables next-generation formulation and engineering. Midatech believes other companies in the sustained release space include GP Pharm, S.A., Peptron, Inc., Graybug, Inc. and Nanomi B.V., and Dr. Reddy’s and Mylan are developing sustained release octreotide formulations.

In oncology, research on nanomedicines over the past ten years has resulted in two FDA-approved antibody drug conjugates (brentuximab vedotin and trastuzumab emtansine), and four FDA-approved nanoparticle-based drug delivery platforms (Abraxane, Doxil (and its related variant, Thermodox), DaunoXome and Marqibo). With respect to these:

·	brentuximab vedotin, marketed as Adectris by Seattle Genetics and Millennium Pharmaceuticals/Takeda Oncology, is an antibody drug conjugate directed to the protein CD30, and is used to treat lymphoma;

·	trastuzumab emtansine, marketed as Kadcyla by Genentech Inc., a subsidiary of F. Hoffman-La Roche AG, is an antibody drug conjugate used for the treatment of metastatic breast cancer;

·	Abraxane, marketed by Celgene Corporation, consists of paclitaxel protein-bound particles for injectable suspension, and is used for treating breast, lung, pancreatic and various other cancers;

·
Doxil, marketed by Janssen Products, is a doxorubicin HCI liposome injection used for ovarian cancer, Kaposi’s sarcoma (a form of cancer that develops from the cells that line lymph or blood vessels) and multiple myeloma;

·
ThermoDox, a variant of Doxil, is marketed by Celsion Corporation, is a lyso-thermosensitive liposomal doxorubicin, and is used for treating breast and liver cancer. A variant of ThermoDox, called DaunoXome, marketed by Galen Pharmaceuticals, is a liposomal daunorubicin, and is used to treat Karposi’s sarcoma;

·	Marquibo, marketed by Spectrum Pharmaceuticals, is a liposome-encapsulated vincristine, and is used to treat certain forms of leukemia.

There are also a number of drugs in development for various cancers at Phase I, Phase II and Phase III.

Midatech is pursuing orphan/rare oncology indications using its GNP technology, its Q Sphera sustained release technology, and its nano-inclusion technology, where therapies in development and on the market are limited.

With respect to the products Midatech commercializes in the United States, Gelclair competes with similarly categorized products, as well as a compounded, drug prescription product known as “Magic Mouthwash,” which is most often compounded by independent pharmacies. Zuplenz and Soltamox both compete with oral generics in their respective markets. With respect to Oravig, the oral thrush market is currently serviced only by generic products.

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

NanoFacturing

In December 2014, a consortium led by Midatech España, was awarded €7.9 million (payable in installments) of grant funding from Horizon 2020, the European Union research and innovation program backed by the European Commission aimed at securing Europe’s global competitiveness. Of the total amount, €3.4 million is for the Group directly, with the balance going to consortium partners that will be involved in the scale-up of Midatech’s GNP manufacturing capacity. The project for intermediate scale up was assigned to Midatech Pharma España and has been completed. A further scale up to commercial systems was assigned to one of the consortium partners and is on schedule for completion within the overall scope of the project. A consortium of nine partners was selected to receive the funding, including Midatech as lead proposer, for the proposal of “NanoFacturing-The Development of Medium- and Large-Scale Sustainable Manufacturing Process Platforms for Clinically Compliant Solid Core Nanopharmaceuticals.” The project had been evaluated by five independent experts and resulted in the consortium being selected to be awarded one of only three grants available out of 18 competing bids.

NanoFacturing is a scalable manufacturing platform to be developed by Midatech to support the wide range of nanopharmaceutical products being developed in Europe. It aims to address the small and medium scale needs of early phase clinical trials and niche applications, while also supporting the development of clinically compliant, sustainable large-scale manufacturing processes capable of taking these products through Phase III trials into commercial manufacture and supply into large potential markets. This larger scale manufacturing system, referred to above is to be made available to potential users across the European Union for development of their own products and is a key deliverable of the Nanofacturing pilot program. Currently at an advanced stage, it is on schedule to be completed by the end of 2018.

The project focuses on, inter alia, (i) creating cGMP pilot lines for up-scaling manufacturing; (ii) taking nanomaterials already successfully produced at proof-of-concept/milligram levels and facilitating their scale-up to kilogram quantities; and (iii) providing large-scale and cGMP production for clinical trials and nanomedicine production. The project will develop a GNP-based drug conjugate delivery system towards commercialization, including inter alia: (i) the synthetic processes, functional specifications and best practices to ensure efficient translation of agents from discovery through to first in man; and (ii) proof-of-concept studies and beyond to Phase III trials and commercialization, according to industrial and regulatory standards.

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

While the manufacture of nanoparticles at Midatech España uses proprietary technology, the raw materials used for this manufacture are principally readily available chemical raw materials, which can be obtained from a number of standard suppliers. As routine practice, Midatech España uses two independent supply companies which are effectively interchangeable in order to mitigate the risk of failure in the supply chain. Specific ligand compounds are routinely supplied by a validated company in Spain under a Quality Agreement, but other companies in the United Kingdom have been used to synthesize these components on occasion, to ensure low risk of supply failure. Midatech España can also manufacture these components in house if necessary.

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

Sustained Release Platform

Following the expansion of the Bilbao, Spain facility during 2016, manufacturing of cGMP grade materials within Midatech’s sustained release platform is now undertaken in-house. The sustained release part of the facility was inspected by the Spanish Agency of Medicines and Medical Devices (AEMPS) in December 2016. In 2018, the first sustained release product, Q-Octreotide, was produced at the Bilbao facility for use in the forthcoming pivotal regulatory program which commenced in 2018. The Spanish regulatory authority has granted the required licenses for European compliance.

Nano-Inclusion Technology Platform

Bulk manufacturing of Midatech’s NI products is done in-house at its Bilbao facility under aseptic cGMP conditions, following which it is sent to selected CMO partners for final fill and finish, and lyophilisation.  Stability and thus storage of the final product is several years.

Environmental Matters

Midatech may from time to time be subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. Midatech believes that its business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Based on information currently available to Midatech, it does not expect environmental costs and contingencies to have a material adverse effect on it. The operation of its manufacturing facility, however, entails risks in these areas. Significant expenditures could be required in the future if these facilities are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

Seasonality

Midatech’s business does not generally reflect any significant degree of seasonality; however, sales of our commercial products have been historically lower in our second fiscal quarter as compared to our other fiscal quarters, which management believes reflects insurer and wholesaler year-end and budget cycles.

C.	Organizational Structure

Midatech is organized under the laws of England and Wales. Midatech has three wholly owned subsidiaries, as well as several indirectly owned subsidiaries and joint ventures. The following table sets forth a description of the Group.

Subsidiaries	Country of Incorporation	Voting Interest
Subsidiaries of Midatech Pharma PLC
Midatech Pharma (Wales) Limited	England and Wales	100%
Midatech Limited	England and Wales	100%
Midatech Pharma US Inc.	United States (Delaware)	100%
Midatech Pharma Pty Limited	Australia	100%
Joint Ventures with Midatech Limited
MidaSol Therapeutics GP (1)(3)	Cayman Islands	50%
Syntara LLC (2)(3)	United States (Delaware)	50%
Subsidiaries of Midatech Limited
Midatech Pharma España SL	Spain	100%
Pharmida AG (3)	Switzerland	100%
Subsidiaries of Midatech Pharma US Inc.
DARA Therapeutics, Inc.	United States (North Carolina)	100%

_____________
(1)	Joint venture between Midatech Limited and Aquestive Therapeutics, formerly known as MonoSol.

(2)
Joint venture between Midatech Limited and Immunotope Inc. The percentage ownership of the entity is determined by reference to the partnership agreement and varies from time to time depending on capital committed. While 50% is the economic interest, Midatech Limited can currently direct 49% of the voting rights.

(3)	Dormant entities.

D.	Property, Plant and Equipment

Midatech’s headquarters, which houses its corporate offices, is located in Oxfordshire, United Kingdom. Midatech leases approximately 543 square meters (approximately 1,782 square feet) in this facility. Midatech’s lease for this space expires in February 2020.

Midatech also leases approximately 513 square meters (approximately 5,524 square feet) of a manufacturing facility in Bilbao, Spain, which lease expires in March 2021, and approximately 265 square meters (approximately 2,854 square feet) for a sustainable release research laboratory in Cardiff, Wales, which lease expires in April 2020.  Midatech’s manufacturing facility is subject to extensive environmental, health and safety laws and regulations governing, among other things, the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to Midatech’s failure to properly dispose of chemicals, waste materials and sewage.

As a result of acquiring DARA, Midatech acquired a lease for 7,250 square feet (approximately 2,210 square meters) of office space in Raleigh, North Carolina. The lease expired on March 31, 2018. Subsequently, Midatech entered into an Office Service Agreement (the “Office Service Agreement”) with Regus Management Group, LLC for space located at 8601 Six Forks Rd., Suite 400, Raleigh, North Carolina.  The Office Service Agreement calls for rent in the amount of $1,892 per month and expires on September 30, 2018.

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

Currency Exchange Rate

Midatech reports its financial results in British pounds sterling and its cash reserves are also largely denominated in British pounds sterling; however, costs from its Spanish operation are denominated in Euros and revenues and costs from its United States operations are denominated in United States dollars, which subjects Midatech to currency exchange risks. A strong Euro or United States dollar against the British pound sterling would result in these Euros or United States dollars denominated costs needing a greater amount of cash to settle the cost.

During the periods set forth in the Midatech financial statements, included elsewhere in this annual report, and in particular during 2016 and 2017, there has been considerable volatility in the British pound sterling against the Euro and the United States dollar. The Euro started 2016 close to an historic low but significantly strengthened during that year, particularly following the Brexit vote in June 2016, resulting in higher British pound sterling equivalent costs being charged to the consolidated financial statements. Similarly, the British pound depreciated significantly against the United States dollar reaching an historic low in 2016 following the Brexit vote, again resulting in higher British pound sterling equivalent costs being charged to the consolidated financial statements, however, it also resulted in higher revenue being recorded in the income statement. During 2017, volatility in the British pound sterling was still significant as currency markets fluctuated over the prospect of the United Kingdom and European Union reaching a deal over Brexit. While expectations for 2018 are for a more stable British pound sterling, no assurances can be given.  At this time, Midatech does not consider the exposure sufficient to utilize derivatives to manage the forward exchange risk. Certain other costs are denominated in other currencies; however, these are not considered material.

 Acquisition Transactions

On December 4, 2015, Midatech acquired Midatech US (formerly known as DARA). Operating results for Midatech US are only included in Midatech’s operating results for less than one month in fiscal 2015. Accordingly, the results for fiscal 2015 are not directly comparable to the results for fiscal 2016 and 2017.

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

We recognize sales allowances as a reduction of revenues in the same period the related revenue is recognized. Sales allowances are based on amounts owed or to be claimed on the related sales. These estimates take into consideration the terms of our agreements with wholesale distributors and the levels of inventory within the distribution channels that may result in future discounts taken. We must make significant judgments in determining these allowances. If actual results differ from our estimates, we will be required to make adjustments to these allowances in the future, which could have an effect on revenue in the period of adjustment. The following briefly describes the nature of each provision and how such provisions are estimated:

·	Payment discounts are reductions to invoiced amounts offered to customers for payment within a specified period and are estimated upon shipment utilizing historical customer payment experience.

·
The returns provision is based on management's experience of returns by product and is booked as a percentage of product sales recognized during the period. These recognized sales include shipments that have occurred out of wholesalers as well as direct shipments made by us to other third-party purchasers. Actual returns by products inform the assumptions used to calculate future returns provisions and related reserves are adjusted accordingly. The returns reserve is recorded as a reduction of revenue in the same period the related product sales revenue is recognized and is included in accrued expenses.

·
Generally, credits may be issued to wholesalers for decreases that are made to selling prices for the value of inventory that is owned by the wholesaler at the date of the price reduction. Price adjustment credits are estimated at the time the price reduction occurs and the amount is calculated based on the level of the wholesaler inventory at the time of the reduction.

·
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

Operating Expenses

Midatech classifies its operating expenses into three categories: (i) research and development, (ii) distribution costs, sales and marketing and (iii) administrative costs. These categories correspond to different functional areas within Midatech.

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

Reclassification of 2016 and 2015 comparative operating costs. As the nature of the operations of the Group have changed over the last two years, management has reviewed how costs are presented on the income statement.  In order to give a clearer and more meaningful picture of activity within the business, certain costs, previously shown within administrative costs, were reallocated to either research and development costs, or distribution costs, sales and marketing. Comparative figures for 2016 and 2015 were reclassified using the same allocation basis as the 2017 results.

	2016 reclassified	2016 original	2015 reclassified	2015 original
	£’000	£’000	£’000	£’000

Research and development costs	7,796	6,684	8,710	5,920
Distribution costs, sales and marketing	12,510	9,523	605	374
Administrative costs	5,123	9,222	4,908	7,929
	25,429	25,429	14,223	14,223

Research and Development Costs. Research and development costs consist of costs that are directly attributable to Midatech’s research and development programs associated with the products described above, including the cost of operating the Spanish manufacturing facility, which produces material exclusively for preclinical and clinical studies. This includes costs of third party CROs, research specialist professional services providers, chemicals and other consumables used in the research and manufacturing process, depreciation of assets related to the research and development function, and payroll costs of staff directly assigned to the research and manufacturing operations.

Distribution Costs, Sales and Marketing. This category includes all costs directly associated with the commercial sales operation of the United States sales and marketing operation, including staff costs of sales personnel including sales management and marketing costs associated with the commercial business. Distribution costs, sales and marketing also includes depreciation of assets related to the commercial sales operation and amortization of intangible assets such as product and marketing rights.

Administrative Costs. All other costs are classified as administrative costs. These primarily consist of personnel costs for our executive, finance, corporate development and administrative personnel, as well as legal, accounting and other professional service fees, other corporate expenses, merger and acquisition costs and initial public offering costs that are charged to the consolidated statement of comprehensive income. Administrative costs also include depreciation of administrative assets.

Impairment of intangible assets. In 2017 and 2016, the charge arising from impairment of intangible assets is shown separately on the face of the income statement. There was no impairment charge in 2015.

Finance Income

Finance income includes all interest receivable on cash deposits. In 2017, 2016 and 2015, finance income also included a gain on an equity settled derivative financial liability. The Group assumed fully vested warrants and share options on the acquisition of DARA. The number of Ordinary Shares to be issued when exercised is fixed, however the exercise prices are denominated in United States Dollars, which is different from the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities in the consolidated statement of financial position with any gains or losses being recognized through finance income or finance expense in the consolidated statement of comprehensive income.

Finance Expense

Finance expenses include all interest payable on borrowings and loan instruments, and related arrangement fees.

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

While Midatech uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing certain of the intangible assets the Midatech Group have acquired or may acquire in the future include but are not limited to:

·	future expected cash flows from in-process research and development;

·	the fair value of the property, plant and equipment; and

·	discount rates.

Judgement has also been applied in the distinction of an asset purchase and business combination with regard to the Zuplenz acquisition. Judgement was applied in assessing the inputs, processes and outputs relevant to the acquisition to arrive at the conclusion that the treatment should be a business combination.

Impairment of Goodwill and Intangible Assets
Goodwill and intangibles not yet ready for use are tested for impairment at the cash generating unit level on an annual basis at the year end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a cash generating unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit - Intangible assets available for use are also tested if an event occurs or circumstances change that would more likely than not reduce the fair value of the asset below its carrying value.

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital. The carrying value of Midatech’s goodwill was £13.4 million, £14.5 million and £12.5 million as of December 31, 2017, 2016 and 2015, respectively, and intangibles not yet ready for use was £10.1 million, £10.8 million and £10.8 million as of December 31, 2017, 2016 and 2015, respectively. In addition, Midatech had intangibles relating to product and marketing rights of £4.1 million, £5.9 million and £18.1 million as of December 31, 2017, 2016, and 2015, respectively.

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit. Based on the analysis performed, there was an impairment as of December 31, 2017, for in-process research and development, relating to Midatech’s decision to suspend development of the Opsisporin program, as it is outside of the Group’s current strategic focus. Further, as previously disclosed, there was also an impairment as of December 31, 2016, for marketing and product rights intangible of £11.4 million, caused by poor sales performance of the Oravig product. The market in which this product is sold is heavily genericized and Oravig has struggled to gain significant market share. Associated with this impairment was the release of a deferred tax asset offsetting the impairment charge. See Note 13 to Midatech’s consolidated financial statements for the year ended December 31, 2017 for more information. There was no impairment to any of the intangible assets for the year ended December 31, 2015.  There was no impairment to goodwill for the years ended December 31, 2017, 2016 or 2015.

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

The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 28 to Midatech’s consolidated financial statements for the year ended December 31, 2017 and are estimated as follows:

·	volatility is estimated based on the average annualized volatility of a number of publicly traded peer companies in the biotech sector;

·	the estimated life of the option is estimated to be until the first exercise period, which is typically the month after the option vests; and

·	the dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

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

In 2017 there were £38.4 million of gross unutilized tax losses carried forward compared to £27.0 million in 2016 and £23.3 million in 2015. Deferred tax assets of £2.6 million, £3.7 million and £1.6 million as at December 31, 2017, 2016 and 2015 respectively have been recognized because they qualify for offset against the deferred tax liabilities arising on the acquisitions of Midatech Wales and Midatech Pharma US. The remaining potential deferred tax asset of £9.5 million and £8.1 million as at December 31, 2017 and 2016 respectively, has not been provided in these accounts due to uncertainty as to the whether the asset would be recovered.

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

Recently Issued and Adopted Accounting Pronouncements

New Standards and Interpretations Not Yet Adopted

A number of new standards, amendments to standards, and interpretations are not effective for 2017, and therefore have not been applied in preparing Midatech’s financial statements.

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

IFRS 9 requires the Group to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group expects to apply the simplified approach and record lifetime expected losses on all trade receivables.

The Group has adopted the new standard on the required effective date. The Company expects no significant impact on its statement of financial position and equity.

IFRS 15 Revenue from Contracts with Customers. IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 amends revenue recognition requirements and establishes principles for reporting information the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customer.  The standard replaces IAS 18 Revenue and IAS 11 Construction Contracts and Related Interpretations.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. The Group plans to adopt IFRS 15 using a modified retrospective approach on January 1, 2018.

The Group has performed an assessment of the impact of IFRS 15 and has concluded that:

·
The Group’s “Revenue” is largely derived from the sale of pharmaceutical products and services, where control transfers to customers and performance obligations are satisfied at the time of shipment to receipt of the products by the customer or when the services are performed.  There is no expectation for IFRS 15 to significantly change the timing or amount of revenue recognized under these arrangements; and

·	Grant Revenue is outside the scope of IFRS 15.

As noted above, the Group will implement the new standard as of January 1, 2018 and will apply the modified retrospective method, which requires the recognition of the cumulative effect of initially applying IFRS 15 as at January 1, 2018, to retained earnings and not restate prior years.  However, since the results of the Group’s impact assessment indicates that IFRS 15 is not expected to significantly change the amount or timing of revenue recognition in 2017 or prior periods, an insignificant cumulative adjustment to increase retained earnings will be made.

IFRS 16 Leases. IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees - leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

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

During 2017 the Group assessed the potential effect of IFRS 16 on its consolidated financial statements. Refer to Note 26 to Midatech’s consolidated financial statements for the year ended December 31, 2017 for further information.

The current undiscounted operating lease commitments of £848,000 as of December, 31 2017, provide, subject to the provision of the standard, an indicator of the impact of the implementation of IFRS 16 on the Group’s consolidated balance sheet.

Upon adoption of the new standard, a portion of the annual operating lease costs, which is currently fully recognized as a functional expense, will be recorded as interest expense. In addition, the portion of the annual lease payments recognized in the cash flow statement as a reduction of the lease liability will be recognized as an outflow from operating activities.  Given the leases involved and assuming the current low interest rate environment continues, the Group does not currently expect these effects to be significant.

The other standards, interpretations and amendments issued by the IASB but not yet effective are not expected to have a material impact on the Group’s consolidated financial statements.

Results of Operations

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The following table summarizes Midatech’s consolidated results of operations for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016
	(£ in thousands)

Revenue	6,758	6,376
Grant revenue	840	547
Total revenue	7,598	6,923
Cost of Sales	(926)	(667)
Gross Profit	6,672	6,256
Research and development costs (2016 reclassified)	(10,185)	(7,796)
Distribution costs, sales and marketing (2016 reclassified)	(9,417)	(12,510)
Administrative costs (2016 reclassified)	(3,148)	(5,123)
Impairment of intangible assets	(1,500)	(11,413)
Loss from operations	(17,578)	(30,586)
Finance income	415	1,337
Finance expense	(166)	(73)
Loss before tax	(17,329)	(29,322)
Taxation	1,265	9,160
Loss for the year attributable to the owners of the parent	(16,064)	(20,162)

Revenue. For the year ended December 31, 2017, Midatech generated consolidated Revenues of £6.76 million, as compared to £6.38 million in 2016, an increase of 6%.

The increase in revenue for 2017 was due to continued growth in US product sales across the portfolio, as net sales from products for the year were up 18% to £6.61 million from £5.60 million in 2016.

Cost of sales. For the year ended December 31, 2017, cost of sales increased 39% to £0.93 million from £0.67 million in 2016. Cost of sales comprises the purchase of stock for resale and royalty payments to third parties.

Research and Development Costs. Midatech incurred research and development costs of £10.19 million in 2017, as opposed to £7.80 million (reclassified) in 2016, an increase of 31%, primarily due to higher levels of development activity associated with the three lead programs, MTD201, MTX110 and MTD119.

Distribution costs, sales and marketing. Costs of £9.42 million incurred in the year ended December 31, 2017, compared to £12.51 million (reclassified) in 2016, a decrease of 25%. This reflects a reduction in the amortization of product and marketing rights with £1.57 million charged in 2017 compared to £3.58 million in 2016.

Administrative costs. For the year ended December 31, 2017, Midatech’s administrative costs were £3.15 million, as opposed to £5.12 million (reclassified) in 2016, a decrease of 38%, primarily as a result of no bonus payments being made during 2017, and lower Board costs.

Impairment of intangible assets. A charge of £1.50 million arose in the year ended December 31, 2017 due to the impairment of the Opsisporin in-process research and development intangible asset.  Revenue forecasts associated with this asset were reduced following an extensive search for a development partner and a consequent decision to suspend development of the product as it is outside of the Group’s current strategic focus.  A charge of £11.41 million arose in the year ended December 31, 2016 due to the impairment of the Oravig marketing and product rights intangible asset, caused by poor sales performance as the product struggled to gain significant market share in a heavily genericized market.

Finance Income. Overall, finance income of £0.42 million was credited to the income statement in 2017 compared to £1.34 million in 2016, a reduction of £0.92 million. Included within finance income for 2017 was a gain of £0.40 million arising on the revaluation of an equity settled derivative financial liability compared to a gain of £1.17 million in 2016. The liability represents the fair value of consideration for former DARA share options and warrants assumed by Midatech and is largely a function of the Midatech share price. The reduction in the value in 2017 and 2016 was due to a number of options and warrants lapsing during the year and also due to the reduction in the share price between the start of the year and the year end. The balance of finance income in 2017 and 2016 and for all prior years related to interest received on bank deposits.

Finance Expense. Finance expenses of £0.17 million were charged in 2017, as compared to £0.07 million in 2016, an increase of £0.10 million. The increase is due to loan interest and arrangement fees relating to the MidCap Credit Agreement being charged in 2017 as well as increased interest charged on government loan notes in Midatech España. The 2016 charge primarily related to interest on government loan notes in Midatech España.

Taxation. Midatech is a recipient of tax credits from HM Revenue and Customs in respect of certain qualifying research and development expenditures. The research and development tax credit in 2017 was £1.25 million, as compared to £1.94 million in 2016, reflecting a lower level of qualifying activity in 2017 compared to 2016. In addition, deferred tax of £7.25 million was credited to the income statement in 2016 of which £4.6 million was as a result of the impairment charge in respect of Oravig, discussed above and the amortization on the group’s intangible assets.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

The following table summarizes Midatech’s consolidated results of operations for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015
	(£ in thousands)

Revenue	6,376	775
Grant revenue	547	600
Total revenue	6,923	1,375
Cost of Sales	(667)	(70)
Gross Profit	6,256	1,305
Research and development costs (2016 reclassified)	(7,796)	(8,710)
Distribution costs, sales and marketing (2016 reclassified)	(12,510)	(605)
Administrative costs (2016 reclassified)	(5,123)	(4,908)
Impairment of intangible asset	(11,413)	-
Loss from operations	(30,586)	(12,918)
Finance income	1,337	1,691
Finance expense	(73)	(5)
Loss before tax	(29,322)	(11,232)
Taxation	9,160	1,133
Loss for the year attributable to the owners of the parent	(20,162)	(10,099)

Revenue. For the year ended December 31, 2016, Midatech generated consolidated Revenues of £6.38 million, as compared to £0.78 million in 2015, an increase of 718%.

The increase in revenue for 2016 was due to the addition of a full year of results for the Midatech US business and continued growth in sales across the product portfolio, as well as revenue generated from research collaborations with third party pharmaceutical and biotech organizations.

Cost of sales. For the year ended December 31, 2016, cost of sales increased 857% to £0.67 million from £0.07 million in 2015. Cost of sales comprises the purchase of stock for resale and royalty payments to third parties and the increase was broadly in line with the increase in revenue.

Research and Development Costs. Midatech incurred research and development costs of £7.80 million in 2016, as opposed to £8.71 million in 2015 (reclassified for both years), a decrease of 10%, primarily due to lower staff costs allocated to the research and development programs.

Distribution costs, sales and marketing. Costs of £12.51 million were incurred in the year ended December 31, 2016, compared to £0.61 million in 2015 (reclassified for both years), an increase of 1,951%. This reflects the consolidation of a full year of the Midatech US business. Included within distribution costs, sales and marketing is amortization of marketing and product rights of £3.56 million.

Administrative costs. For the year ended December 31, 2016, Midatech’s administrative costs were £5.12 million, as opposed to £4.91 million in 2015 (reclassified for both years), an increase of 4%, primarily as a result of the addition of a full year of results for the Midatech US business as well as costs associated with the fund raise during 2016.

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

Finance Expense. Finance expenses of £0.07 million were charged in 2016, as compared to £0.005 million in 2015, an increase of £0.065 million. The 2016 charge primarily related to interest on government loan notes in Midatech España.

Taxation. Midatech is a recipient of tax credits from Her Majesty’s Revenue and Customs in respect of certain qualifying research and development expenditures. The research and development tax credit in 2016 was £1.94 million, as compared to £1.00 million in 2015, reflecting a higher level of qualifying activity in 2016. In addition, deferred tax of £7.25 million was credited to the income statement in 2016 of which £4.6 million was as a result of the impairment charge in respect of Oravig, discussed above and the amortization on the group’s intangible assets.

B.	Liquidity and Capital Resources.

Overview

The Group has incurred significant net losses and has had negative cash flows from operations during each period from inception through December 31, 2017, and had an accumulated deficit of £74.65 million at December 31, 2017. Management expects operating losses and negative cash flows to continue for the foreseeable future. In the event that current cash reserves are found to be insufficient to achieve breakeven, then additional funding will have to be obtained, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If Midatech is unable to raise additional capital in sufficient amounts or on terms acceptable to it, it may have to significantly delay, scale back or discontinue the development or commercialization of its product candidates or its acquisition strategy, as well as consider other strategic alternatives.  Furthermore, Midatech will continue to assess the market value of certain of the Group’s assets so that non-dilutive funding could be available, if required, to drive long term value for the Group without a reliance on equity funding. If Midatech raises additional funds through the issuance of additional debt or equity securities, it could result in dilution to Midatech’s existing stockholders, increased fixed payment obligations and these securities may have rights senior to those of Ordinary Shares (including the Depositary Shares) and could contain covenants that would restrict Midatech’s operations and potentially impair its competitiveness, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact its ability to conduct its business. Any of these events could significantly harm Midatech’s business, financial condition and prospects.

As of December 31, 2017, Midatech has cash and cash equivalents of £13.2 million.

Historically, Midatech has financed its operations primarily from the net proceeds of private share placings. In December 2014, Midatech received net proceeds of £30.6 million from the issuance and sale of 11,985,019 of its Ordinary Shares in its initial public offering and associated listing on AIM. In October 2016 Midatech received net proceeds of £15.6 million from the issuance and sale of 15,157,044 of its Ordinary Shares in a placing and open offer outside of the United States. In September 2017, Midatech received net proceeds of £5.7 million from the issuance and sale of 12,314,679 Ordinary Shares in a placing outside of the United States.

As discussed above, on December 29, 2017, Midatech entered into the MidCap Credit Facility.  Under the terms of the MidCap Credit Facility, Midatech received an initial tranche of $7 million, which Midatech has drawn down on.  The loans under the MidCap Facility mature on December 29, 2021.

Additionally, as discussed above, on February 27, 2017, Midatech announced that it had entered into a senior secured £6.0 million loan agreement with Silicon Valley Bank (the “SVB Facility”). Under the terms of the SVB Facility, Midatech was initially eligible to draw down an £2.0 million. Two further conditional tranches of £2.0 million each were eligible to become available on achievement of certain clinical development milestones. The loans receivable under the Facility were repayable by June 2020.  In connection with its entry into the MidCap Facility, the Company terminated the SVB Facility.  The Company never drew down on the Silicon Valley Bank facility.

Until Midatech’s acquisition of the rights to Zuplenz and DARA in December 2015, the Group did not have any products in the market and its revenue was derived from ad hoc research collaborations with partner organizations and grant income. The Group has yet to generate a profit and, excluding share issues, cash flows have been consistently negative from the date of incorporation.

Midatech’s current commercialization strategy is to grow the Midatech US operations, such that it becomes profitable and cash generative, and can partially support the rest of the Group. Following this, Midatech will target revenue from sales of its own product candidates; however, this is not expected to materialize until approximately 2020, at the earliest. Midatech is subject to all of the risks incident in the development of new biopharmaceutical products, and it may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business.

Midatech does not believe its existing balances of cash and cash equivalents will be sufficient to satisfy its working capital needs and other liquidity requirements associated with its existing operations over the next 12 months, and believes that additional financing will be required over the next twelve months. The Board of Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for a period including twelve months from the date of approval of this financial information. These forecasts show that further financing will be required during the course of the next 12 months. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern.

In addition to utilizing the existing cash reserves, as well as drawing on the Credit Facility, the Company is evaluating a number of near-term funding options available to it. Midatech believes that it will eventually generate sufficient income from product revenue, royalties and license deals to become self-funding. Midatech believes that current cash reserves will assist in its development by:

·	providing resources to progress research and development on Midatech’s target products, including Q-Octreotide, and to further develop its technology platforms;

·	enhancing Midatech’s profile among current and prospective partners, suppliers and customers;

·	providing the potential to access capital to fund Midatech’s future growth and support further any potential expansion plans;

·	providing a platform for potential further acquisitions of companies, products and intellectual property; and

·	providing opportunities for Midatech to attract, retain and incentivize high caliber employees.

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

Cash Flows

The following table presents a summary of the primary sources and uses of cash for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
	2017	2016	2015
	(£’s in thousands)
Cash used in operating activities	(12,971)	(13,086)	(12,421)
Cash used in investing activities	(1,470)	(1,202)	(1,533)
Cash provided (used) by financing activities	10,277	15,255	(219)
Net increase (decrease) in cash and equivalents	4,146	967	(14,173)

Operating Activities

Cash flows from Operating Activities before Changes in Working Capital. Net cash outflow from operating activities before changes in working capital was £12.97 million at December 31, 2017, as opposed to £14.62 million during the same period in 2016. This reduced cash outflow of £1.65 million, or 11%, is primarily due to reduced trading losses resulting from higher revenue in the year.

Net cash outflow from operating activities before changes in working capital was £14.62 million at December 31, 2016, as opposed to £12.18 million during the same period in 2015. This increased cash outflow of £2.44 million, or 20%, is primarily a result of the increased expenditures during the period, including the costs of a full year of operations for the Midatech US business.

Cash Used in Operations. Working capital has increased in cash flow terms by £1.44 million for the year ended December 31, 2017, compared to an increase of £0.12 million for 2016.  The increase in 2017 largely comprised an increase in US trade receivables.

The following table presents a summary of the cash used in operations for the years ended December 31, 2017, 2016 and 2015.

	Year Ended December 31,
	2017	2016	2015
	(£’s in thousands)
Cash flows from operating activities before changes in working capital	(12,791)	(14,615)	(12,176)
Changes in working capital	(1,437)	(121)	(891)
Cash used in operations	(14,408)	(14,736)	(13,067)

Taxes Received. Research and development tax credits of £1.46 million were received in 2017, as opposed to £1.65 million in 2016. This related to claims submitted in the prior financial year.

Research and development tax credits of £1.65 million were received in 2016, as opposed to £0.65 million in 2015. This related to claims submitted in the prior financial year.

Investing Activities

Purchase of property, plant and equipment. Purchase of property, plant and equipment of £0.71 million occurred in the year ended December 31, 2017, compared to £1.35 million for the same period in 2016. This was largely related to the final costs of the expansion of the manufacturing plant in Spain

Purchase of property, plant and equipment of £1.35 million occurred in the year ended December 31, 2016, compared to £0.92 million for the same period in 2015. This was largely related to the further expansion of the Group’s manufacturing facilities in Bilbao, Spain to enable the manufacture of material based around the Group’s sustained release technology costing £0.85 million. In addition, £0.24 million was spent on the purchase of new equipment for the Group’s sustained release development facility in Cardiff, United Kingdom.

Cash Equivalents Acquired with Subsidiary

As part of the DARA acquisition, Midatech acquired $3.45 million in cash (approximately £2.29 million) in 2015. There were no such acquisitions in 2016 or 2017.

Financing Activities

Repayment of Borrowings. In 2017, Midatech repaid borrowings of £0.55 million, as opposed to £0.24 million in 2016, relating primarily to the repayment of loans received from Spanish governmental agencies.

In 2016, Midatech repaid borrowings of £0.24 million, as opposed to £0.17 million in 2015, relating to loans received from Spanish governmental agencies used to fund the acquisition of, and initial fit-out of, Midatech’s Spanish manufacturing facility.

Loan Finance Raised. As noted above, for the year ended December 31, 2017, the Group entered into the MidCap Credit Agreement, providing the Group with the MidCap Credit Facility, a four-year senior secured $15 million credit facility.  The loans under the MidCap Credit Facility are secured by a security interest in all of the borrowers’ assets.  Upon entry into the MidCap Credit Agreement, the borrowers received an initial tranche of $7 million (approximately £5.2 million).  A second tranche of $3 million will become available to the Group upon the achievement of certain milestones related to MTD 201 and the sale to the lenders of certain warrants to purchase Ordinary Shares.  A third tranche of $5 million will become available to the Group upon the approval of MTX110 for testing, manufacturing and commercial sale in the United States by the FDA for the treatment of DIPG and the sale to the lenders of certain warrants to purchase Ordinary Shares. For the years ended December 31, 2016 and 2015, Midatech did not raise any loan finance.

Shares Issued Net of Costs. Midatech raised £5.73 million and £15.57 million for the years ended December 31, 2017 and 2016, respectively, in cash, largely from two non-public share placings during each year. There were no fundraising activities in 2015.

The first 2017 share placing (the “2017 Placing”) was a placing of new Ordinary Shares with existing and new investors, the proceeds of which were used as additional working capital to invest in progressing Midatech’s lead development programs. The second 2017 placing was an open offer to all existing Midatech shareholders (the “2017 Open Offering”) who did not participate in the Placing to subscribe for new Ordinary Shares. The 2017 Placing and the 2017 Open Offering raised £6.16 million (before expenses) in the aggregate.

The first 2016 share placing (the “2016 Placing”) was a placing of new ordinary shares with existing and new investors, the proceeds of which were used to invest in expanding and advancing Midatech’s development pipeline. The second 2016 placing was an open offer to all existing Midatech shareholders (the “2016 Open Offering”) who did not participate in the Placing to subscribe for new ordinary shares. The 2016 Placing and the 2016 Open Offering raised £16.67 million (before expenses) in the aggregate.

For the year ended December 31, 2017, Midatech issued 12,314,679 Ordinary Shares as part of the 2017 Placing and 2017 Open Offering and 70,000 Ordinary Shares to be purchased by the Midatech Pharma Share Incentive Plan, an employee share incentive trust.

For the year ended December 31, 2016, Midatech issued 15,157,044 Ordinary Shares as part of the 2016 Placing and 2016 Open Offering.

For the year ended December 31, 2015, Midatech issued 5,422,028 Ordinary Shares, primarily related to its acquisition of DARA, which did not result in any net cash inflows.

Cash and Cash Equivalents at Year End

Cash decreased for the year ended December 31, 2017 by £4.15 million, compared to an increase of £0.97 million in the corresponding period in 2016. This decrease in 2017 was due to ongoing trading losses only being partially offset by debt and equity fundraising activities during the year. As at December 31, 2017 Midatech had cash and cash equivalents of £13.20 million compared to £17.61 million as at December 31, 2016.

Cash increased for the year ended December 31, 2016 by £0.97 million, compared to a decrease of £14.17 million in the corresponding period in 2015. This increase in 2016 was due to cash received in the share issue referred to above being offset by operational cash outflows. As at December 31, 2016 Midatech had cash and cash equivalents of £17.61 million compared to £16.18 million as at December 31, 2015.

C.	Research and Development, Patents and Licenses, Etc.

For the years ended December 31, 2017, 2016 and 2015, Midatech’s research and development expenses were £10.19 million, £7.80 (reclassified) and £8.71 (reclassified), respectively. For more information regarding Midatech’s research and development program, see “Item 4. Information on the Company-B. Business Overview-Research and Development.”

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

E.	Off-Balance Sheet Arrangements.

As of December 31, 2017, Midatech did not have any off-balance sheet arrangements as defined in Item 5.E.2 of Form 20-F.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes Midatech’s contractual obligations as of December 31, 2017:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(£’s in thousands)
Bank Loans	6,607	479	3,510	2,618	-
Government Research Loans	1,370	311	4,649	363	47
Finance Leases	71	41	30	-	-
Operating Leases	848	457	391	-	-

Total	8,896	1,288	4,580	2,981	47

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

Certain of the statements included in this annual report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. For Midatech’s cautionary statement on the forward-looking statements in this annual report, see “Cautionary Note Regarding Forward-Looking Statements on page 5 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	Directors and Senior Management

The following table sets forth certain information about Midatech’s directors and executive officers. The professional address of each of the directors is care of Midatech Pharma PLC, 65 Innovation Drive, Milton Park, Abingdon, Oxfordshire, OX14 4RQ, United Kingdom.

Name	Age at 12/31/2017	Position/Title
Directors:
James Phillips, MB, ChB (3) (4) (6)	55	Chief Executive Officer, Director
Nicholas Robbins-Cherry (3) (4)	48	Chief Financial Officer, Director
Rolf Stahel (2) (3)	73	Non-Executive Chairman of the Board of Directors
John Johnston (1) (3) (4)	59	Non-Executive Director
Michele Luzi (2) (3)	60	Non-Executive Director
Pavlo (Paul) Protopapa (1) (3)	51	Non-Executive Director
Simon Turton, Ph.D. (1) (2) (3)	50	Senior Independent Non-Executive Director
Sijmen (Simon) de Vries, M.D. (2) (3)	58	Non-Executive Director
Executive Officers (5):
Craig Cook, MB, BCH (5)	51	Chief Operating Officer and Chief Medical Officer
David Benharris	53	President, Midatech Pharma US, Inc.
__________________________
(1)	Audit Committee member
(2)	Remuneration Committee member
(3)	Nominations Committee member
(4)	Disclosure Committee member
(5)	Other than directors who are also executive officers.
(6)	Dr. Phillips will resign from his positions with the Company (and its subsidiaries) on May 31, 2018. Dr. Cook will become Chief Executive Officer and a director of Midatech as of June 1, 2018.

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

Nicholas Robbins-Cherry has served as Midatech’s Chief Financial Officer (including his service to Midatech’s predecessor entity) since February 2014. Mr. Robbins-Cherry was appointed to Midatech’s Board of Directors on September 12, 2014. Prior to joining Midatech, Mr. Robbins-Cherry served as the Financing Director of The Marketing Practice Limited from January 2013 to January 2014. Prior to that, he served in various positions, most recently as the Finance Director, of CACI Limited from February 2008 to January 2013. Mr. Robbins-Cherry is a chartered accountant and has a Master’s of Business Administration and Bachelors of Science in Pharmacology.

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

Pavlo (Paul) Protopapa has served as a non-executive member of Midatech’s Board of Director since December 2013 (including his service to Midatech’s predecessor entity). Mr. Protopapa is the founder and Managing Partner of Ippon Capital, a private equity company based in Geneva, Switzerland. Mr. Protopapa founded Ippon Capital in 2013. Since 2013, Mr. Protopapa has served as the Chairman and Chief Executive Officer of Spacecode Holdings, a technology provider in healthcare and luxury goods, which he co-founded in 2005 with Dr. Cook. Prior to that, Mr. Protopapa served as Chief Financial Officer of the Steinmetz Diamond Group from 1997 to 2012. Mr. Protopapa also previously served as a director of Socure Inc., a SaaS-based internet security company.

Simon Turton, Ph.D. has served as a non-executive member of Midatech’s Board of Director since December 2014. Dr. Turton served as Chairman of Q Chip and OpsiRx Pharmaceuticals from March 2014 until their acquisition by Midatech in December 2014. Since January 2015, he has served as the Managing Director of Gensmile Limited. In 2002, Dr. Turton joined Warburg Pincus’, most recently as head of healthcare investing activities in Europe, until June 2011. Dr. Turton has previously served on the board of Archimedes Pharma, Eurand, ProStrakan Group plc and Tornier, Inc. (NASDAQ: TRNX). Dr. Turton has a Master’s of Business Administration from INSEAD and a Ph.D. in pharmacy from the University of London.

Sijmen (Simon) de Vries, M.D. has served as a non-executive member of Midatech’s Board of Director since October 2004 (including his service to Midatech’s predecessor entity). Since November 2008, Dr. de Vries has served as of the Chief Executive Officer of Pharming Group NV (Euronext: PHARM). Prior to that, Dr. de Vries served as Chief Executive Officer of 4-Antibody and Morphochem AG. Prior to this he worked at Novartis Pharma, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals Plc, where he held senior business and commercial positions. Dr. de Vries holds an M.D. degree from the University of Amsterdam and a Masters of Business Administration in General Management from Ashridge Management College (UK).

Executive Officers

Craig Cook, MB, BCH has served as Midatech’s Chief Operating Officer and Chief Medical Officer (including Midatech’s predecessor entity) since January 2014. Prior to this, from May 2005 to December 2013, Dr. Cook served as Chief Executive Officer of Spacecode Technologies, which he co-founded in 2005 with Mr. Protopapa. In addition, from November 2011 to May 2014, he served as a partner at Sedation Solutions.  Dr. Cook has previously held positions at Eli Lilly and Company (NYSE: LLY), Novartis International AG (NYSE: NVS), Johnson and Johnson (NYSE: JNJ) and Serono Biotech. He is also a founder of Swisscare Health residential care group in the United Kingdom. Dr. Cook was also a lead advisor for Ippon Capital SA’s life sciences practice. Dr. Cook is a qualified physician and has a Bachelor’s of Science in pharmacology, a diploma in anesthesiology and a Masters of Business Administration.

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

For the biographical information of Dr. James Phillips, Midatech’s Chief Executive Officer, and Nicholas Robbins-Cherry, Midatech’s Chief Financial Officer, see “Item 6.A. Directors and Senior Management-Directors” beginning on page 99.

B.	Compensation

The following section reports the remuneration to Midatech’s Board of Directors and describes its compensation policies and actual compensation for its executive officers as well as our use of equity incentives.

As part of a broader commitment to reduce costs across the business during 2017, the Board of Directors unanimously agreed to reduce the base salaries for the executive directors (Dr. Phillips and Mr. Robbins-Cherry) and remuneration for the non-executive directors, effective from October 1, 2017. As result of this, the base salary for the Chief Executive was reduced by 16%, and the base salaries for the Chief Financial Officer [and Chief Operating Officer] were reduced by 12%. The remuneration of the Non-Executive Directors was reduced by 20%. These reductions will be reversed at such time as the Company’s share price returns to a closing price of £1.00.

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

The following table summarizes the compensation paid to Midatech’s non-employee directors during 2017 (including for any service on any subsidiary of Midatech), and reflects the reduction in non-executive director remuneration noted above.

Name	Fees Earned or Paid in Cash (£)(1)	All Other Compensation (£)	Total (£)
Rolf Stahel	50,000	49,980 (2)	99,980
John Johnston	36,100 (3)	-	36,100
Michele Luzi	36,100 (3)	-	36,100
Pavlo Protopapa	36,100	-	36,100
Simon Turton	36,100 (3)	-	36,100
Sijmen de Vries	36,100	-	36,100
______________
(1)	Includes annual fees, committee chairpersonship fees and meeting fees.
(2)	Includes fees paid to Mr. Stahel in connection with a consultancy agreement with Chesyl Pharma Limited, a company wholly owned by Mr. Stahel.
(3)
A portion of the compensation paid to each of Messrs. Johnston, Luzi and Turton for their services on the Board are paid to consulting firms owned by each of Mr. Johnston and Mr. Turton, respectively; however, Midatech does not receive any consulting services from Messrs. Johnston or Turton or their respective consulting firms.

The following table sets forth, as of December 31, 2017, the aggregate number of option awards held by Midatech’s current non-executive directors:

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

Each director (other than Mr. Stahel) is paid an annual fee of £30,400 (reduced from £38,000 with effect from October 1, 2017), which covers all duties, including committee service or service on the board of a Midatech subsidiary, with the exception of committee chairmanships and certain additional responsibilities, such as taking on the role of senior independent director. In addition, Midatech reimburses each director for reasonable and properly documented expenses incurred in performing their duties. Midatech also grants each director a deed of indemnity against certain liabilities that may be incurred as a result of their service, to the extent permitted by the United Kingdom Companies Act 2006.

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

Rolf Stahel Letter of Appointment

Pursuant to a term of appointment dated April 15, 2014, as amended on December 2, 2014 (the “Stahel Appointment Agreement”), Rolf Stahel was appointed non-executive Chairman of Midatech’s Board of Directors, with effect from March 1, 2014. The initial term of appointment for Mr. Stahel expired on February 28, 2015 but Mr. Stahel was subsequently re-elected by the directors of Midatech with the current term expiring on April 13, 2018. In addition, his appointment may be terminated:

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

Pursuant to the terms of the Stahel Appointment Agreement, Mr. Stahel is paid an annual fee of £40,000 (reduced from £50,000 with effect from October 1, 2017). Mr. Stahel is also paid an additional fee of £40,000 under a consultancy agreement (reduced from £50,000 with effect from October 1, 2017). Mr. Stahel is entitled to additional payments depending upon the amount of time he devotes to Midatech under the Consultancy Agreement. See “Item 7.B. Related Party Transactions-Agreement with Chesyl Pharma Limited.” In addition, in connection with the execution of the Stahel Appointment Agreement, Midatech granted to Mr. Stahel options to acquire shares of Ordinary Shares at a price of 0.075p per share, which he subsequently exercised (all per share and share amounts for Mr. Stahel have been adjusted to account for a two-for-one stock split of Ordinary Shares on November 28, 2014). Mr. Stahel, in accepting the options, agreed to certain restrictions on any disposal and voting rights of such shares. As to 61,221 of such shares held by Mr. Stahel, the restrictions on transfer of those shares ceased to apply on March 1, 2018.  As to 244,880 of such shares held by Mr. Stahel, Mr. Stahel is prohibited from disposing of such shares unless and until the Company reaches certain milestones set forth in the Stahel Appointment Letter.  Such shares that are subject to disposal restrictions are unable to be voted upon by Mr. Stahel during the periods described above in respect of the amount of such shares which remain under restriction.

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

Compensation of Executive Officers

The following table summarizes the compensation paid to Midatech’s executive officers during 2017 (including for any service on any subsidiary of Midatech) and reflect the reductions to salary noted above.

Name	Salary (£)	Bonus (1)(£)	All Other Compensation (2)(£)	Total (£)
Dr. James Phillips	299,157	-	10,000	309,157
Chief Executive Officer
Nicholas Robbins-Cherry	177,350	-	11,000	188,350
Chief Financial Officer
All executive officers as a group (4 persons)	887,066	-	41,056	928,122
_____________
(1)
The Service Agreements also include a bonus target for Dr. Phillips and Mr. Robbins-Cherry of 50% and 33%, respectively, of their annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of Midatech’s Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. For 2017, the executive officers did not receive a bonus.

(2)	The amounts reflect the value of benefits payable pursuant to pension plans.

The following table sets forth, as of December 31, 2017, the aggregate number of option awards held by Midatech’s executive officers:

Name	Number of Options		Grant Date	Exercise Price per Share (£)	Expiration Date
James Phillips	400,000	(1)	6/30/2014	0.075	6/30/2024
	200,000	(2)	5/9/2014	0.075	5/1/2023
	250,000	(3)	10/31/2016	2.68	12/2/2025
	490,000	(3)	12/19/2016	1.21	12/7/2026
	400,000	(4)	12/15/2017	0.46	15/12/2027
Nick Robbins-Cherry	60,000	(1)	6/30/2014	0.075	6/30/2024
	125,000	(3)	10/31/2016	2.68	12/2/2025
	168,000	(3)	12/19/2016	1.21	12/7/2026
	202,000	(4)	12/15/2017	0.46	15/12/2027
All executive officers as a group (4 persons)	3,386,000	(1) (5)	(6)	(7)	(8)
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

(4)
25% of the options are eligible to vest 12 months after the grant date, followed by 12 equal quarterly tranches, over a subsequent three-year period. All vesting subject to the Company’s Ordinary Share price returning to a closing price of £1.00 at any time during the life of the option.

(5)	1,055,250 stock options are fully vested.
(6)	The grant dates range from May 9, 2014 to December 15, 2017.
(7)	The exercise price of the options range from £0.075 to £2.68.
(8)	The stock options expire between May 1, 2023 and December 15, 2027.

Agreements with Current Executive Officers

James N. Phillips and Nicholas Robbins Cherry Service Agreements. Midatech has entered into a service agreement (collectively, the “Service Agreements”) with each of Dr. James Phillips and Nicholas Robbins-Cherry, each entered into on December 2, 2014. The Service Agreement with Dr. Phillips was effective from May 1, 2013, and for Mr. Robbins-Cherry from February 4, 2014. The Service Agreements provide for base salaries, incentive compensation benefits, and, in certain circumstances, severance benefits. Dr. Phillips’ Service Agreement may be terminated upon one years’ prior notice, and Mr. Robbins-Cherry’s Service Agreement may be terminated on six months’ prior notice.

The Service Agreements with each of Dr. Phillips and Mr. Robbins-Cherry provided for initial base salaries of £219,085 and £125,000, respectively. Dr. Phillips’ base salary is subject to increase each April 1 by the percentage increase, if any, in the “All Items Index of Retail Prices” published by the United Kingdom Office for Nation Statistics over the previous year. The base salaries of each of Dr. Phillips and Mr. Robbins-Cherry are reviewed annually to consider any increase in salary. In the first half of 2017, the salary of Dr. Phillips was increased to £292,000 and the salary of Mr. Robbins-Cherry was increased to £176,000. As noted above, with effect from October 1, 2017, the salary of Dr. Phillips was decreased to £245,000 and the salary of Mr. Robbins-Cherry was decreased to £155,000. The Service Agreements also include a bonus target for Dr. Phillips and Mr. Robbins-Cherry of 50% and 33%, respectively, of their annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of Midatech’s Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. No bonus was paid in respect of the year ended December 31, 2017. In addition to base salary and bonus, the Service Agreements provide for additional benefits, such as a 10% pension contribution, life insurance, medical insurance, vacation benefits and any other additional benefits as determined by the Midatech Board of Directors from time to time.

Pursuant to the terms of the Service Agreements, each executive has also agreed that, for a period of six months following his termination, he will not directly or indirectly compete with Midatech. The Service Agreements include provisions related to the non-disclosure of information and assignment of inventions. Among other things, these provisions prohibit each executive officer from disclosing any of Midatech’s proprietary and confidential information received during the course of employment and obligate each executive officer to assign to Midatech any inventions conceived or developed during the course of their employment. The Service Agreements also include confidentiality, non-solicitation, non-poaching and non-disparagement provisions.

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

Settlement Agreement. In connection with Dr. Phillips’ resignation as Midatech’s Chief Executive Officer and a member of the Board of Directors, on March 14th, 2018, Midatech entered into a Settlement Agreement (the “Settlement Agreement”) with him.  Pursuant to the terms of the Settlement Agreement, Dr. Phillips’ employment and service on the Group’s Boards of Directors will be terminated effective May 31, 2018 (the “Termination Date”).  In consideration for Dr. Phillips’ termination as CEO, the Company also agreed to pay Dr. Phillips a one-time payment of £99,000, plus payment for any accrued but unpaid vacation days.  Further, Dr. Phillip may continue to exercise any stock options that have vested as of the Termination Date until the earlier of (i) May 31, 2022 or (ii) the date the relevant options expire in accordance with its terms. Additionally, the Company may pay Dr. Phillips a bonus ranging from £10,000 to £100,000 based on the Company’s achievement of certain strategic targets on or before September 30, 2018.  In addition, subject to certain conditions, Midatech and Dr. Phillips may enter into a consultancy agreement, pursuant to which Dr. Phillips would provide Midatech with certain services. Prior to the Termination Date of May 31, 2022, the Company will continue to pay Dr. Phillips his base salary and provide contractual benefits.

Craig Cook. Midatech has entered into a contract of employment (the “Contract of Employment”) with Craig Cook. The Contract of Employment was effective as of July 1, 2014, and provides for Mr. Cook’s base salary, incentive compensation benefits, and compensation surrounding a termination of his employment. The Contract of Employment may be terminated by either Dr. Cook or Midatech with six months prior notice.

The Contract of Employment provides for an initial base salary and also includes a bonus target of 33% of Dr. Cook’s annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of Midatech’s Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. In addition to base salary and bonus, the Contract of Employment provides for additional benefits, such as a 10% pension contribution, life insurance, medical insurance, vacation benefits and any other additional benefits as determined by the Midatech Board of Directors from time to time.

Dr. Cook has also agreed that, for a period of six months following his termination, he will not do any work, whether paid or unpaid on his own behalf or for any third party without Midatech’s consent. The Contract of Employment includes provisions related to the non-disclosure of information and assignment of inventions. Among other things, these provisions prohibit Dr. Cook from disclosing any of Midatech’s proprietary and confidential information received during the course of employment and require Dr. Cook to assign to Midatech any inventions conceived or developed during the course of his employment. The Contract of Employment also includes confidentiality and non-solicitation provisions.

The Contract of Employment provides that Midatech will pay Dr. Cook his normal salary during any notice period prior to termination. Midatech is also permitted to terminate Dr. Cook’s employment effective immediately, without notice or payment, if Dr. Cook is found guilty of any fundamental or repudiatory breach of contract or any breach of the disciplinary rules applicable to Dr. Cook.

In connection with Dr. Cook’s promotion to Chief Executive Officer of Midatech effective June 1, 2018, it is anticipated Dr. Cook will enter into an employment agreement commensurate with his new position.

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

Additionally, in recognition of Mr. Benharris’ prior employment agreement with DARA, dated January 19, 2015, Midatech agreed that if, prior to January 19, 2018, Mr. Benharris terminated his employment for Good Reason or Midatech terminated his employment in accordance with the terms of the Employment Agreement, Mr. Benharris would have been entitled to the greater of (i) a payment equal to his then-current annual base salary or (ii) a payment equal to the aggregate amount of his then-current annual base salary that would have otherwise been payable over the remaining balance of the term ending on January 19, 2018. Mr. Benharris would also have received reimbursement for continued health insurance coverage on the same terms as applied immediately prior to his termination until January 19, 2018, unless he obtained reasonably comparable coverage prior to that date. Mr. Benharris continues in his employment as of the date hereof and such provisions are no longer applicable.

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

Service Contracts

Except as described above under “-B. Compensation of Non-Executive Directors” and “-B. Compensation of Executive Officers,” Midatech does not have service contracts with any member of its Board of Directors or its executive officers.

D.	Employees

The number of Midatech employees by geographic location and function as of the end of the period for the fiscal years ended December 31, 2017, 2016 and 2015 was as follows:

	As of December 31,
	2017	2016	2015
Business functional area:
Research and development	62	57	52
Sales and marketing	6	8	7
General and administration	17	19	23

Total	85	84	82

	As of December 31,
	2017	2016	2015
Geography:
United Kingdom	39	37	40
North America	12	14	14
Spain	34	28	28

Total	85	79	82

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

Equity Benefit Plans

Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme

In connection with Midatech’s initial public offering in December 2014, Midatech’s Board of Directors established the Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme (the “2014 EMI Scheme”), to allow it to grant options to purchase Ordinary Shares to qualifying employees and directors of Midatech and its subsidiaries (“Plan Participants”), for the purpose of attracting, rewarding and retaining such persons. As of December 31, 2017, Midatech had reserved 4,529,894 of its Ordinary Shares for issuance pursuant to the 2014 EMI Scheme, subject to certain adjustments set forth in the plan.

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

Size of Option Grants and Plan Limits. As of December 31, 2017, Midatech had reserved 4,529,894 of its Ordinary Shares for issuance under the 2014 EMI Scheme. Stock options shall be granted under, and comply with, Schedule 5. This confers tax benefits on stock options up to a certain threshold. That threshold is currently such that when an employee has received and holds stock options with a value at grant of £120,000 or more, he or she may not have any further granted options for three years. In the event that this threshold is exceeded or Midatech ceases to satisfy the qualifying conditions, unapproved options may instead be granted under the terms of the 2014 EMI Scheme. The total value of shares subject to unexercised options at any time may not exceed £3.0 million. All options must be exercised within 10 years from the grant date as set out in the rules of the 2014 EMI Scheme, or as set forth in the applicable option agreement.

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

Midatech Pharma PLC 2016 United States Option Plan

In 2016, Midatech adopted the Midatech Pharma PLC 2016 United States Option Plan (the “2016 United States Plan”) as a sub-plan of the 2014 EMI Scheme, to set forth the terms and conditions applicable to options that are granted under the 2014 EMI Scheme to eligible employees of Midatech’s United States subsidiaries. As of December 31, 2017, Midatech had reserved an aggregate of 1,000,000 of its Ordinary Shares for issuance pursuant to the 2016 United States Plan, subject to certain adjustments set forth in the plan, with 420,000 options having been granted.

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

Size of Option Grants and Plan Limits. As of December 31, 2017, Midatech had reserved 1,000,000 of its Ordinary Shares for issuance under the 2016 United States Plan. Issuance of options under the 2016 United States Plan are limited pursuant to the terms of the 2014 EMI Scheme. Additionally, under the 2016 United States Plan, no individual may be granted options covering in the aggregate more than 100,000 shares in one calendar year.

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

Midatech Pharma PLC Employee Share Incentive Plan

In 2017, the Group set up the Midatech Pharma Share Incentive Plan (MPSIP). Under the MPSIP, Group employees and directors can acquire ordinary shares in the Company via a salary sacrifice arrangement.  Midatech grants matching shares for every share bought.  In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition.  All shares purchased by the MPSIP are held by an Employee Benefit Trust that is not under the control of Midatech.  Shares must be left in the plan for 5 years to qualify for full income tax relief. As of December 31, 2017, Midatech had reserved 94,655 of its Ordinary Shares for issuance under the MPSIP.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

The following table sets forth information, as of December 31, 2017, regarding the beneficial ownership of Ordinary Shares, including:

·	each person that is known by Midatech to be a beneficial owner of 5% or more of Midatech ordinary shares (based on information in our share register and information provided by such persons);

·	each member of Midatech’s Board of Directors;

·	each of Midatech’s executive officers; and

·	all members of Midatech’s Board of Directors and its executive officers, taken as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, Midatech believes, based upon the information provided to Midatech, that the persons and entities named in the table below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 61,084,135 Ordinary Shares outstanding as of March 15, 2018. Ordinary Shares subject to options currently exercisable or exercisable within 60 days of March 15, 2018 are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Unless otherwise indicated, the address for each holder listed below is Midatech Pharma PLC, 65 Innovation Drive, Milton Park, Abingdon, Oxfordshire, OX14 4RQ, United Kingdom. All holders of Ordinary Shares, including those shareholders listed below, have the same voting rights with respect to such shares.

Name of Beneficial Owner	Amount and Nature Of Ownership(1)	Percent of class
Major Stockholders:
Woodford Fund Management Limited (2)	12,247,629	20.1%
Legal & General Investment Management (3)	10,275,518	16.8%
City Financial (4)	3,650,000	6.0%

Directors and Executive Officers:
David Benharris	20,000	*
Craig Cook, MB, BCH	156,000	*
Sijmen (Simon) de Vries, M.D. (5)	104,952	*
John Johnston	54,981	*
Michele Luzi (6)	219,468	*
James N. Phillips, MB, ChB	553,646	*
Pavlo (Paul) Protopapa (7)	1,649,334	2.7%
Nicholas Robbins-Cherry	123,313	*
Rolf Stahel	599,942	*
Simon Turton, Ph.D.	269,413	*
Directors and executive officers as a group (10 persons)	3,751,049	6.1%

_________________
*	Less than one percent of the outstanding Ordinary Shares.
(1)
Includes the following Ordinary Shares subject to outstanding stock options exercisable within 60 days of March 15, 2018: 7,000 for Dr. de Vries; 18,796 for Mr. Luzi; 493,750 for Dr. Phillips; 20,000 for Mr. Benharris; 150,000 for Dr. Cook; 122,813 for Mr. Robbins-Cherry; and 812,359 for all current directors and executive officers as a group.

(2)	The principal business address of Woodford Fund Management Limited is 9400 Garsington Road, Oxford, OX4 2HN, United Kingdom.
(3)	The principal business address of Legal & General Investment Management Limited is 1 Coleman St, London, United Kingdom EC2R 5AA.
(4)	The principal business address of City Financial is 62 Queen Street, London EC4R 1EB.

(5)	Includes 59,150 Ordinary Shares held by Promida Holdings, in which Dr. de Vries has a minority interest.
(6)	Includes 69,382 Ordinary Shares held by JTC Trustees Limited, of which Mr. Luzi is a beneficiary.
(7)
Includes 1,649,334 Ordinary Shares directly held by Ippon Capital SA. Mr. Protopapa, a director of Ippon Capital SA, disclaims beneficial ownership of all shares held directly by Ippon Capital SA except to the extent of his pecuniary interest therein, if any.

As of March 15, 2018, there were 370 individual holders of record entered in Midatech’s share register. The number of individual holders of record is based exclusively upon Midatech’s share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As of March 15, 2018, 82% of Midatech’s outstanding Ordinary Shares were held in the United Kingdom. As of March 15, 2018, assuming that all of the Ordinary Shares represented by Depositary Shares are held by residents of the United States, approximately 9% of Midatech’s outstanding Ordinary Shares were held in the United States. At such date, there were outstanding 2,078,856 Depositary Shares, each representing two Ordinary Shares, and in the aggregate representing approximately 7% of the outstanding Ordinary Shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose Depositary Shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

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

Pursuant to the terms of the Consultancy Agreement, Mr. Stahel (or a similarly qualified substitute party, approved by the Midatech Limited) is obliged to procure the Services at such times and at such locations as may be reasonably necessary for 10 full working days per year. Mr. Stahel may not sub-contract these obligations. Midatech Limited will pay Chesyl £40,000 per annum for Mr. Stahel’s services (reduced from £50,000 with effect from October 1, 2017), and if engaged for any additional days, a rate of £2,000 will be paid per full working day.

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

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the Ordinary Shares on AIM in British pounds sterling and United States dollars (rounded to the nearest whole cent). Price per Ordinary Share in United States dollars amounts below have been translated into United States dollars at the noon buying rate of the Federal Reserve Bank of New York on December 29, 2017 of £1.00 to $1.3529.

	British Pounds Sterling (Price per ordinary share)		United States Dollars (Price per ordinary share)
	High	Low	High	Low
Annual:
Year ended December 31, 2014 (1)	£2.85	£2.60	$3.85	$3.52
Year ended December 31, 2015	£3.30	£1.50	$4.46	$2.03
Year ended December 31, 2016	£2.05	£1.01	$2.77	$1.37
Year ended December 31, 2017	£1.48	£0.34	$2.00	$0.45
Quarterly:
First Quarter 2016	£2.05	£1.33	$2.77	$1.80
Second Quarter 2016	£1.85	£1.01	$2.27	$1.24
Third Quarter 2016	£1.90	£1.10	$2.57	$1.35
Fourth Quarter 2016	£1.33	£1.10	$1.63	$1.35
First Quarter 2017	£1.48	£1.16	$2.00	$1.57
Second Quarter 2017	£1.24	£1.00	$1.68	$1.35
Third Quarter 2017	£1.06	£0.50	$1.43	$0.68
Fourth Quarter 2017	£0.52	£0.34	$0.70	$0.46
First Quarter 2018	£0.54	£0.26	$0.73	$0.35
Monthly:
October 2017	£0.52	£0.48	$0.70	$0.65
November 2017	£0.50	£0.43	$0.68	$0.58
December 2017	£0.43	£0.34	$0.58	$0.46
January 2018	£0.54	£0.37	$0.73	$0.50
February 2018	£0.41	£0.30	$0.55	$0.41
March 2018	£0.34	£0.26	$0.46	$0.35
April 2018 (through April 20, 2018)	£0.28	£0.25	$0.38	$0.38
__________
(1)	The Ordinary Shares began trading on AIM on December 8, 2014. Prior to that, no established market for Ordinary Shares existed.

On April 20, 2018, the last reported sales price of an Ordinary Share on AIM was £0.27 ($0.37).

The Depositary Shares, each representing two Ordinary Shares, have been trading on the NASDAQ Capital Market under the symbol “MTP” since December 7, 2015. The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the Depositary Shares on the NASDAQ Capital Market in United States Dollars.

	United States Dollars (Price per Depositary Share)
	High	Low
Annual:
Year Ended December 31, 2015 (1)	$8.09	$4.09
Year Ended December 31, 2016	$5.72	$2.40
Year Ended December 31, 2017	$3.65	$0.79
Quarterly:
First Quarter 2016	$5.72	$3.33
Second Quarter 2016	$5.44	$2.62
Third Quarter 2016	$4.42	$2.69
Fourth Quarter 2016	$3.25	$2.40
First Quarter 2017	$3.65	$2.42
Second Quarter 2017	$3.27	$2.48
Third Quarter 2017	$2.80	$1.29
Fourth Quarter 2017	$1.64	$0.79
First Quarter 2018	$2.65	$0.80
Monthly:
October 2017	$1.64	$1.33
November 2017	$1.59	$1.00
December 2017	$1.22	$0.79
January 2018	$2.65	$0.86
February 2018	$1.12	$0.87
March 2018	$1.25	$0.73
April 2018 (through April 20, 2018)	$0.84	$0.74

______
(1)	The Depositary Shares began trading on The NASDAQ Capital Market on December 7, 2015. Prior to that, no established market for the Depositary Shares existed.

On April 20, 2018, the last reported sales price of a Depositary Share on the NASDAQ Capital Market was $0.76.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Taxation in the United States

The following is a summary of material United States federal income tax consequences of the ownership and disposition of Depositary Shares by United States holders (as defined below). This summary is for general information only and is not tax advice. Each investor should consult its tax advisor with respect to the tax consequences of the ownership and disposition of Depositary Shares, including the impact of the recently enacted Tax Cuts and Jobs Act of 2017.

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

Foreign Exchange Risk

Foreign exchange risk arises because the Group has material operations located in Bilbao, Spain and the United States, whose functional currencies are not the same as the functional currency of Midatech. Midatech’s net assets arising from such overseas operations are exposed to currency risk resulting in gains or losses on retranslation into British pounds sterling. Given the levels of materiality, the Group does not hedge its net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

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

As December 31, 2015, the Group’s exposure to foreign exchange risk was not considered significant. However, due to significant currency fluctuations during the years ended December 31, 2017 and December 31, 2016, particularly in respect of British pounds sterling against the US dollar and British pounds sterling against the Euro, Midatech’s foreign exchange risk was significant. The Group’s net assets arising from such overseas operations are exposed to currency risk resulting in gains or losses on retranslation into sterling.  Despite this historic volatility, the Group does not hedge its net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

 Liquidity Risk

Liquidity risk arises from Midatech’s management of working capital. It is the risk that Midatech will encounter difficulty in meeting its financial obligations as they fall due.

It is Midatech’s aim to settle balances as they become due.

The Group’s current financial position following its public offerings in 2016 and 2017, and taking into account the Credit Facility, is such that it does not consider there to be a short-term liquidity risk, however it will continue to monitor long term cash projections in light of Midatech’s development plan and will consider raising funds as required to fund long term development projects. Development expenditure can be curtailed as necessary to preserve liquidity.

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

Midatech has carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the Group’s management, which is responsible for the management of the internal controls, and which includes Midatech’s Chief Executive Officer and Chief Financial Officer (Midatech’s principal executive officer and principal financial officer, respectively). The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Group’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2017 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2017 was effective.

For the fiscal year ended December 31, 2016, we disclosed that there was a material weakness in the design and operating effectiveness of our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A description of the identified material weakness in internal control over financial reporting is as follows:

·
The incorrect presentation of credits for product returns, rebates, discounts and other incentives based on sales price throughout 2016 as part of cost of sales as opposed to being shown as deductions from revenue.

In the case of this material weakness, we had incorrectly mapped such amounts from our trial balance to our financial statements as cost of sales instead of as a reduction of revenues, and we did not prevent this error from being recorded, nor did we detect it after it had occurred.  This weakness was appropriately remediated in fiscal 2017.

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

Additionally, the material weakness described above, or other material weaknesses or significant deficiencies Midatech may become aware of in the future, could result in Midatech determining that its controls and procedures are not effective in future periods or could result in a material misstatement of the consolidated financial statements that would not be prevented or detected.

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

Remediation efforts to address material weakness identified as at December 31, 2016

The material weakness disclosed in our annual report on Form 20-F for the year ended December 31, 2016 pertaining to a deficiency in the presentation of credits for product returns, rebates, discounts and other incentives based on sales price throughout 2016 as part of cost of sales as opposed to being shown as deductions from revenue.  The specific remediation actions taken by management included:

·
Implementing additional controls and procedures to facilitate senior management and audit committee review in order to remediate the underlying causes of the material error in Midatech’s financials; and

·
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

D.	Changes in Internal Control Over Financing Reporting

Midatech regularly reviews its system of internal control over financial reporting to ensure it maintain an effective internal control environment. Other than the changes discussed above, there were no changes in Midatech’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2017 that materially affected, or is reasonably likely to materially affect, Midatech’s internal control over financial reporting.

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

Midatech’s Code of Business Conduct and Ethics is applicable to all of its employees, officers and directors and is available on our website at http://www.midatechpharma.com. The Code of Business Conduct and Ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of the Group or gives the appearance of a conflict. Midatech’s directors and officers have an obligation under the Code of Business Conduct and Ethics to advance the Group’s interests when the opportunity to do so arises. Midatech expects that any amendment to this code, or any waivers of its requirements, will be disclosed on its website. Information contained on, or that can be accessed through, Midatech’s website is not incorporated by reference into this document, and you should not consider information on the website to be part of this document.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth by category of service the total fees for services provided to us by BDO LLP, our independent registered public accounting firm, during the fiscal years ended December 31, 2017 and 2016.

	2017	2016
	(£’s in thousands)
Audit Fees(1)	350	311
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	350	311

______________

(1)
Audit fees consist of the aggregate fees billed in connection with the audit and United Kingdom statutory audit of Midatech’s annual consolidated financial statements included in this annual report, the issuance of consent letters, and interim reviews of Midatech’s half-yearly financial information.

(2)
Audit-related fees are fees for services that are traditionally performed by the independent accountants, including consultations concerning financial accounting and reporting, and employee benefit plan audits, and due diligence on mergers or acquisitions.

(3)	Represents the aggregate fees billed for tax compliance, tax advice and tax consulting services.

(4)
Represents the aggregate fees billed for all products and services provided that are not included under “audit fees”, “audit related fees or “tax fees,” including, but not limited to, fees billed for services relating to mergers and acquisitions.

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

Not applicable.

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

The financial statements of the Company included in this Annual Report do not constitute statutory financial statements within the meaning of the UK Companies Act 2006. The Company’s statutory financial statements have been reported on by BDO LLP, independent auditors, under applicable law and International Standards on Auditing (United Kingdom). The Independent Auditors’ Report of BDO LLP on the statutory financial statements for each of the years ended December 31, 2017, 2016 and 2015 were unqualified.

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
2.4
Form of Warrant Assumption Agreement by and between Midatech Pharma PLC and DARA BioSciences, Inc. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4/A (File No. 333-206305), filed with the SEC on October 9, 2015, as amended).

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

4.1
Warrant Instrument, dated as of February 24, 2017, constituting warrants to subscribe for ordinary shares in Midatech Pharma PLC (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F (File No. File No.: 001-37652), filed with the SEC on April 6, 2017).

4.2
Debenture, dated as of February 24, 2017, between Midatech Pharma PLC, Midatech Ltd., and Midatech Pharma (Wales) Limited as the Original Chargors and Silicon Valley Bank as the Bank (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F (File No. File No.: 001-37652), filed with the SEC on April 6, 2017).

4.3#
Midatech Pharma PLC 2016 United States Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-214969), filed with the SEC on December 8, 2016).

4.4#
Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4/A (File No. 333-206305), filed with the SEC on October 9, 2015, as amended).

4.5#	Form of Option Agreement (included in Exhibit 4.4).
4.6
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

4.10†
Asset Purchase Agreement, dated as of December 17, 2015, by and between Galena Biopharma, Inc. and Midatech Pharma PLC (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-37652), filed with the SEC on April 14, 2016).

4.11†
License and Supply Agreement dated as of July 17, 2014, by and between MonoSol RX, LLC and Galena Biopharma, Inc. (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-37652), filed with the SEC on April 14, 2016).

4.12†
License and Supply Transfer Agreement dated as of December 16, 2015, by and between MonoSol RX, LLC and Galena Biopharma, Inc. (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-37652), filed with the SEC on April 14, 2016).

4.13†
Distribution and Licence Agreement dated as of September 7, 2012, by and between Helsinn Healthcare SA and DARA BioSciences, Inc. (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-37652), filed with the SEC on April 14, 2016).

4.14†
Commercialization Agreement dated as of March 9, 2015, by and between Onxeo S.A. and DARA BioSciences, Inc. (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-37652), filed with the SEC on April 14, 2016).

4.15†
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

4.16#
Consultancy Agreement, dated as of April 15, 2014, by and between Midatech Limited and Chesyl Pharma Limited (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.17#
Service Agreement dated as of December 3, 2014, by and between Midatech Pharma PLC and Dr. James Phillips (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.18#
Service Agreement dated as of December 3, 2014, by and between Midatech Pharma PLC and Nicholas Robbins-Cherry (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.19#
Executive Employment Agreement dated as of January 1, 2016, by and between Midatech Pharma US, Inc. and David Benharris (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F (File No. 001-37652), filed with the SEC on April 14, 2016).

4.20#
Appointment Agreement, dated as of April 15, 2014, by and between Midatech Limited and Rolf Stahel (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.21#
Revised Appointment Agreement, dated as of December 2, 2014, by and between Midatech Pharma PLC and Rolf Stahel (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.22#
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

4.25†
License Agreement, dated as of 6 June 2017, by and between Novartis Pharma AG and Midatech Limited (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 19, 2017).

4.26*
Credit, Guaranty and Security Agreement, dated as of December 29, 2017 by and among MidCap Financial Trust, as administrative agent, the Lenders listed therein, the Company, DARA Therapeutics, Inc., Midatech Pharma US Inc., Midatech Pharma (Wales) Limited and Midatech Limited.

4.27#*	The Midatech Pharma Share Incentive Plan.
4.28# ††*	Settlement Agreement, dated as of March 14, 2018, by and between the Company and Dr. James Phillips.
8.1*	Subsidiaries of Midatech Pharma PLC.
12.1*	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO LLP, independent registered public accounting firm.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
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

Date: April 23, 2018

MIDATECH PHARMA PLC

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Midatech Pharma PLC
Abingdon, United Kingdom

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Midatech Pharma PLC (the “Company”) and subsidiaries as at 31 December 2017, 2016 and 2015, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2017, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO LLP
BDO LLP
Reading, United Kingdom
23 April 2018

We have served as the Company’s auditor since 2014.

Midatech Pharma PLC

Consolidated statements of comprehensive income
for the years ended 31 December 2017, 2016 and 2015

	Note	2017	2016	2015
		£’000	£’000	£'000

Revenue	3	6,758	6,376	775
Grant revenue		840	547	600
Total revenue		7,598	6,923	1,375
Cost of sales		(926)	(667)	(70)
Gross profit		6,672	6,256	1,305

Research and development costs (reclassified)		(10,185)	(7,796)	(8,710)
Distribution costs, sales and marketing (reclassified)		(9,417)	(12,510)	(605)
Administrative costs (reclassified)		(3,148)	(5,123)	(4,908)
Impairment of intangible assets	13	(1,500)	(11,413)	-
Loss from operations	4	(17,578)	(30,586)	(12,918)

Finance income	6	415	1,337	1,691
Finance expense	6	(166)	(73)	(5)
Loss before tax		(17,329)	(29,322)	(11,232)

Taxation	7	1,265	9,160	1,133
Loss for the year attributable to the owners of the parent		(16,064)	(20,162)	(10,099)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss when specific conditions are met:
Exchange gains/(losses) arising on translation of foreign operations		(1,233)	3,228	399
Total other comprehensive (loss) income, net of tax		(1,233)	3,228	399
Total comprehensive loss attributable to the owners of the parent		(17,297)	(16,934)	(9,700)
Loss per share
Basic and diluted loss per ordinary share - pence	8	(31p )	(56p )	(36p )

The notes form an integral part of these consolidated financial statements

Midatech Pharma PLC

Consolidated statements of financial position
at 31 December 2017, 2016 and 2015

	Note	2017	2016	2015
Assets		£’000	£’000	£’000
Non-current assets
Property, plant and equipment	9	2,529	2,766	1,984
Intangible assets	10	27,647	31,172	41,339
Other receivables due in greater than one year	16	465	448	387
		30,641	34,386	43,710
Current assets
Inventories	18	941	817	459
Trade and other receivables	16	3,242	2,439	2,496
Taxation		1,196	1,439	1,201
Cash and cash equivalents	17	13,204	17,608	16,175
		18,583	22,303	20,331
Total assets		49,224	56,689	64,041
Liabilities
Non-current liabilities
Borrowings	20	6,185	1,620	1,508
Deferred tax liability	23	-	-	6,547
		6,185	1,620	8,055
Current liabilities
Trade and other payables	19	8,002	8,407	7,084
Borrowings	20	361	538	442
Derivative financial liability – equity settled	21	-	400	1,573
		8,363	9,345	9,099
Total liabilities		14,548	10,965	17,154

Issued capital and reserves attributable to owners of the parent
Share capital	24	1,003	1,002	1,002
Share premium	25	52,939	47,211	31,643
Merger reserve	25	53,003	53,003	52,803
Shares to be issued	25	-	-	200
Foreign exchange reserve	25	2,385	3,618	390
Accumulated deficit	25	(74,654)	(59,110)	(39,151)
Total equity		34,676	45,724	46,887
Total equity and liabilities		49,224	56,689	64,041

The financial statements were approved and authorised for issue by the Board of Directors on 20 April 2018 and were signed on its behalf by:

Nick Robbins-Cherry
Chief Financial Officer

The notes form an integral part of these consolidated financial statements.

Midatech Pharma PLC

Consolidated statements of cash flows
for the years ended 31 December 2017, 2016 and 2015

	Note	2017	2016	2015
		£’000	£’000	£'000
Cash flows from operating activities
Loss for the year		(16,064)	(20,162)	(10,099)
Adjustments for:
Depreciation of property, plant and equipment	9	983	772	501
Amortisation of intangible fixed assets	10	1,577	3,583	236
Loss on disposal of fixed assets		27	-	-
Net interest (income)/expense	6	(249)	(1,264)	(1,686)
Impairment of intangible assets	13	1,500	11,413	-
Gain on bargain purchase	12	-	-	(165)
Share based payment expense	5	520	203	170
Taxation	7	(1,265)	(9,160)	(1,133)

Cash flows from operating activities before changes in working capital		(12,971)	(14,615)	(12,176)

Increase in inventories		(202)	(237)	(62)
Increase in trade and other receivables		(968)	(242)	(1,540)
(Decrease)/Increase in trade and other payables		(267)	358	711

Cash used in operations		(14,408)	(14,736)	(13,067)

Taxes received		1,455	1,650	646
Net cash used in operating activities		(12,953)	(13,086)	(12,421)
Investing activities
Purchases of property, plant and equipment	9	(707)	(1,347)	(922)
Purchase of intangibles	10	(778)	(19)	(3)
Acquisition of subsidiary, net of cash acquired	11	-	-	1,867
Acquisition of business, net of cash acquired	12	-	-	(2,528)
Interest received		15	164	53
Net cash used in investing activities		(1,470)	(1,202)	(1,533)

Financing activities
Interest paid		(111)	(74)	(5)
Payments to finance lease creditors		(25)	(69)	(49)
Repayment of borrowings		(552)	(235)	(165)
New bank loan		5,237	65	-
Share issues net of costs	17	5,728	15,568	-
Net cash generated from/(used in) financing activities		10,277	15,255	(219)

Net (decrease)/increase in cash and cash equivalents		(4,146)	967	(14,173)

Cash and cash equivalents at beginning of year		17,608	16,175	30,325

Exchange (losses)/gains on cash and cash equivalents		(258)	466	23
Cash and cash equivalents at end of year	17	13,204	17,608	16,175

The notes form an integral part of these consolidated financial statements.

Midatech Pharma PLC

Consolidated statements of changes in equity
for the years ended 31 December 2017, 2016 and 2015

	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Accumulated deficit	Total Equity
	£'000	£'000	£’000	£'000	£'000	£'000

At 1 January 2017	1,002	47,211	53,003	3,618	(59,110)	45,724

Loss for the year	-	-	-	-	(16,064)	(16,064)
Foreign exchange translation	-	-	-	(1,233)	-	(1,233)
Total comprehensive loss	-	-	-	(1,233)	(16,064)	(17,297)
Shares issued on 16 October 2017 – note 17	1	6,157	-	-	-	6,158
Costs associated with share issue – note 17	-	(429)	-	-	-	(429)
Share option charge	-	-	-	-	520	520
Total contribution by and distributions to owners	1	5,728	-	-	520	6,249
At 31 December 2017	1,003	52,939	53,003	2,385	(74,654)	34,676

The notes form an integral part of these consolidated financial statements

Midatech Pharma PLC

Consolidated statements of changes in equity
for the years ended 31 December 2017, 2016 and 2015

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£’000	£'000	£'000	£'000

At 1 January 2016	1,002	31,643	52,803	200	390	(39,151)	46,887
Loss for the year	-	-	-	-	-	(20,162)	(20,162)
Foreign exchange translation	-	-	-	-	3,228	-	3,228
Total comprehensive loss	-	-	-	-	3,228	(20,162)	(16,934)
Transactions with owners

Shares issued on 31 October 2016 – note 17	-	16,673	-	-	-	-	16,673

Costs associated with share issue – note 17	-	(1,105)	-	-	-	-	(1,105)
Share option charge	-	-	-	-	-	203	203

Shares issued as deferred consideration for business combination	-	-	200	(200)	-	-	-
Total contribution by and distributions to owners	-	15,568	200	(200)	-	203	15,771
At 31 December 2016	1,002	47,211	53,003	-	3,618	(59,110)	45,724

The notes form an integral part of these consolidated financial statements

Midatech Pharma PLC

Consolidated statements of changes in equity
for the years ended 31 December 2017, 2016 and 2015

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
for the years ended 31 December 2017, 2016 and 2015

1	Accounting policies

General information

Midatech Pharma PLC (the "Company") is a company registered and domiciled in England. The Company was incorporated on 12 September 2014.

The Company is a public limited company, which has been listed on the Alternative Investment Market (“AIM”), which is a submarket of the London Stock Exchange, since 8 December 2014.

In addition, since 4 December 2015 the Company has American Depository Receipts (“ADRs”) registered with the US Securities and Exchange Commission (“SEC”) and is listed on The NASDAQ Capital Market.

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

Reclassification of 2016 and 2015 comparative operating costs

As the nature of the operations of the Group have changed over the last two years management has reviewed how costs are presented on the income statement, allocated between:

·	Research and development costs;

·	Distribution costs, sales and marketing; and

·	Administrative costs.

In order to give a clearer and more meaningful picture of activity within the business, certain costs, previously shown within administrative costs have been reclassified as either research and development costs, or distribution costs, sales and marketing.  Comparative figures for 2016 and 2015 have been reclassified using the same allocation basis as the 2017 results to provide consistency.

	2016 reclassified	2016 original	2015 reclassified	2015 original
	£’000	£’000	£’000	£’000

Research and development costs	7,796	6,684	8,710	5,920
Distribution costs, sales and marketing	12,510	9,523	605	374
Administrative costs	5,123	9,222	4,908	7,929
	25,429	25,429	14,223	14,223

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

1	Accounting policies (continued)

Adoption of new and revised standards

A number of new standards, amendments to standards, and interpretations are not effective for 2017, and therefore have not been applied in preparing these financial statements.

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

IFRS 9 requires the Group to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group expects to apply the simplified approach and record lifetime expected losses on all trade receivables.

The Group plans to adopt the new standard on the required effective date. The Company expects no significant impact on its operating results or financial position.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 Revenue from contracts with customers amends revenue recognition requirements and establishes principles for reporting information regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customer.  The standard replaces IAS 18 Revenue and IAS 11 Construction contracts and related interpretations.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. The Group plans to adopt the new standard on the required effective date.

The Company has performed an assessment of the impact of IFRS 15 and has concluded that:

·
The Group’s “Revenue” is largely derived from the sale of pharmaceutical products and services, where control transfers to customers and performance obligations are satisfied at the time of shipment to receipt of the products by the customer or when the services are performed.  There is no expectation for IFRS 15 to significantly change the timing or amount of revenue recognised under these arrangements.

·	Grant Revenue is outside the scope of IFRS 15.

The Group will implement the new standard from January 1, 2018 and will apply the modified retrospective method, which requires the recognition of the cumulative effect of initially applying IFRS 15 as at January 1, 2018, to retained earnings and not restate prior years.  However, since the results of the Group’s impact assessment indicates that IFRS 15 is not expected to significantly change the amount or timing of revenue recognition in 2017 or prior periods, an insignificant cumulative adjustment to increase retained earnings will be made.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

1	Accounting policies (continued)

Adoption of new and revised standards (continued)

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

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

During 2017 the Group assessed the potential effect of IFRS 16 on its consolidated financial statements. Refer to note 26 for further information on the Group’s operating leases.

The current undiscounted operating lease commitments of £848k as of 31 December 2017 and disclosed in Note 26 provide, subject to the provision of the standard, an indicator of the impact of the implementation of IFRS 16 on the Group’s consolidated balance sheet.

Upon adoption of the new standard, a portion of the annual operating lease costs, which is currently fully recognised as a functional expense, will be recorded as interest expense. In addition, the portion of the annual lease payments recognised in the cash flow statement as a reduction of the lease liability will be recognised as an outflow from financing activities.  Given the leases involved and assuming the current low interest rate environment continues, the Group does not currently expect these effects to be significant.

There are no other IFRS standards or interpretations not currently effective that would be expected to have a material impact on the Group.

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

The loss and other comprehensive income of Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc.) acquired in December 2015 is recognised from the effective date of acquisition i.e. 4 December 2015.  Similarly, the loss and other comprehensive income of Zuplenz®, acquired as a business by Midatech Pharma PLC, is recognised from 24 December 2015.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

1	Accounting policies (continued)

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Midatech Pharma PLC	Ultimate holding company
Midatech Limited	Trading company
Midatech Pharma (Espana) SL (formerly Midatech Biogune SL)	Trading company
Midatech Andalucia SL	Dormant
PharMida AG	Dormant
Midatech Pharma (Wales) Limited (formerly Q Chip Limited)	Trading company
Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc.)	Trading company
Dara Therapeutics, Inc.	Dormant
Midatech Pharma Pty	Trading company

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

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. As at 31 December 2017 the Group had total equity of £34.7m which includes an accumulated deficit of £74.7m, it incurred a net loss for the year to 31 December 2017 of £16.1m and used cash in operating activities of £13.0m for the same period. As at 31 December 2017, the Group had cash and cash equivalents of £13.2m.

The future viability of the Group is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations and to successfully obtain regulatory approval to allow marketing of the Group's development products. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Board of Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next five years. These forecasts show that further financing is likely to be required during the course of the next 12 months, assuming, inter alia, that all development programmes continue as currently planned.  This requirement for additional financing represents a material uncertainty that may cause significant doubt upon the Group’s ability to continue as a going concern, however, the Board of Directors is examining a range of non-dilutive, financing options to meet this near-term cash need that, if successful, would enable the Group to deliver on these key value-driving programmes without requiring equity finance in the short-term.

If the Board of Directors conclude that such funding is unlikely to be available within the required timeframe, expenditure, particularly in respect of the development programmes, could be delayed, thereby extending the cash runway beyond the period of twelve months from the date of approval of these financial statements. Therefore, after considering the uncertainties the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

Revenue

The Group’s income streams include milestone income from research and development contracts and the sale of goods. Milestone income is recognised as revenue in the accounting period in which the milestones are achieved. Milestones are agreed on a project by project basis and will be evidenced by set deliverables.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

1	Accounting policies (continued)

Revenue (continued)

Revenue from the sales of goods by Midatech Pharma US, Inc. is recognised when the significant risks and rewards of ownership are transferred to the buyer and it is probable the previously agreed upon payment will be received. These criteria are considered to be met when the goods are delivered to the buyer. Revenue represents the full list price of products shipped to wholesalers and other customers less product returns, discounts, rebates and other incentives based on the sales price.

Sales to wholesalers provide for selling prices that are fixed on the date of sale, although Midatech Pharma US, Inc. offers certain discounts to group purchasing organisations and governmental programmes.  The wholesalers take title to the product, bear the risk and rewards and have ownership of the inventory. The Group has sufficient experience with their material wholesaler distribution channel to reasonably estimate product returns from its wholesalers while the wholesalers are still holding inventory.

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

Business combinations and externally acquired intangible assets

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date at which the Group obtains control over the entity. The cost of an acquisition is measured as the amount of the consideration transferred to the seller, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. The Group measures goodwill initially at cost at the acquisition date, being:

-	the fair value of the consideration transferred to the seller, plus
-	the amount of any non-controlling interest in the acquiree, plus
-	if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree re-measured at the acquisition date, less
-	the fair value of the net identifiable assets acquired and assumed liabilities

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
for the years ended 31 December 2017, 2016 and 2015

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

Externally acquired intangible assets other than goodwill are initially recognised at cost and subsequently amortised on a straight-line basis over their useful economic lives where they are in use. The amortisation expense is included within the distribution costs, sales and marketing in the consolidated statement of comprehensive income. Goodwill is stated at cost less any accumulated impairment losses.

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

Internally generated intangible assets (development costs)

Expenditure on the research phase of an internal project is recognised as an expense in the period in which it is incurred. Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

·	Completion of the asset is technically feasible so that it will be available for use or sale
·	The Group intends to complete the asset and use or sell it
·	The Group has the ability to use or sell the asset and the asset will generate probable future economic benefits (over and above cost)
·	There are adequate technical, financial and other resources to complete the development and to use or sell the asset, and
·	The expenditure attributable to the asset during its development can be measured reliably.

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
for the years ended 31 December 2017, 2016 and 2015

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

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, or intangible assets not ready for use, such as IPRD, are not subject to amortisation and are tested annually for impairment.  Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. An impairment charge of £1.5m was recognised in 2017 against the IPRD of the Midatech Pharma (Wales) Ltd cash generating unit. An impairment charge of £11.4m was recognised in 2016 against the product rights of Oravig, a product of Midatech Pharma US

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The Group at 31 December 2017 had two cash generating units (2016: Two, 2015: Two), see note 13. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

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

The Group classifies its interests in joint arrangements as either:

·	Joint ventures: where the Group has rights to only the net assets of the joint arrangement.
·	Joint operations: where the Group has both the rights to assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

·	The structure of the joint arrangement
·	The legal form of joint arrangements structured through a separate vehicle
·	The contractual terms of the joint arrangement agreement
·	Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures using the equity method. The equity accounted joint venture is highly immaterial with no profit and loss impact during 2017 (2016: Nil, 2015: Nil).

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

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

The presentational currency of the Group is Pounds Sterling, and the reporting currency is also Pounds Sterling. Foreign subsidiaries use the local currencies of the country where they operate. On consolidation, the results of overseas operations are translated into Pounds Sterling at rates approximating to those ruling when the transactions took place.  All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised in other comprehensive income and accumulated in the foreign exchange reserve.

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
for the years ended 31 December 2017, 2016 and 2015

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

·
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

·
Government loans received on favourable terms below market rate are discounted at a market rate of interest. The difference between the present value of the loan and the proceeds is held as a government grant within deferred revenue and is released to research and development expenditure in line with when the asset or expenditure is recognised in the income statement.

·	Trade payables and other short-term monetary liabilities are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

1	Accounting policies (continued)

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has two classes of share in existence:

·	Ordinary shares of £0.00005 each are classified as equity instruments;
·	Deferred shares of £1 each are classified as equity instruments.

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

Share-based payments

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

·	including any market performance conditions (including the share price);
·	excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and
·	including the impact of any non-vesting conditions (for example, the requirement for employees to save).

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
for the years ended 31 December 2017, 2016 and 2015

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

Deferred taxation

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

·	the initial recognition of goodwill;
·	the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
·
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

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives.  It is provided at the following rates:

Fixtures and fittings Leasehold improvements	- -	25% per annum straight line 10% per annum straight line
Computer equipment	-	25% per annum straight line
Laboratory equipment	-	15% - 25% per annum straight line

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
for the years ended 31 December 2017, 2016 and 2015

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

Business combinations

The Board of Directors determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires the use of significant estimates and assumptions, including the estimated fair value of the acquired intangible assets.

While the Board of Directors use their best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, our estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing the intangible assets we have acquired or may acquire in the future include but are not limited to:

·	future expected cash flows from in-process research and development;
·	the fair value of the property, plant and equipment; and
·	discount rates.

Judgement has also been applied in the distinction of an asset purchase and business combination with regard to the Zuplenz® acquisition. Judgement was applied in assessing the inputs, processes and outputs relevant to the acquisition to arrive at the conclusion that the treatment should be a business combination.

The carrying value of acquired product and marketing rights as at 31 December 2017 was £4.1m (note 10).

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

The carrying value of goodwill was £13.4 million and intangibles not yet ready for use was £10.1 million as at 31 December 2017 (note 10).

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

2	Critical accounting estimates and judgements (continued)

Impairment of goodwill and intangible assets not yet ready for use (continued)

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit. Based on the analysis performed, there was no impairment of goodwill in the year ended 31 December 2017 or in 2016, however there was an impairment charge of £1.5m against the IPRD of Midatech Pharma (Wales) Limited cash generating unit.  (2016: £11.4m against the Midatech Pharma US, Inc. product rights). See note 13.

Share-based payments

The Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

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

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 28 to our consolidated financial statements and are estimated as follows:

·	Volatility is estimated based on the average annualized volatility of a number of publicly traded peer companies in the biotech sector;
·	The estimated life of the option is estimated to be until the first exercise period, which is typically the month after the option vests; and
·	The dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

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

In 2017, there were approximately £38.4m of gross unutilised tax losses carried forward (2016: £27.0m 2015: £23.3m) No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods.

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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

3	Segment Information

 Revenue

 Geographical analysis of revenue by destination of customer

	2017	2016	2015
	£’000	£’000	£’000

United Kingdom	79	491	-
Turkey	-	-	73
Rest of Europe	70	35	25
United States	6,609	5,850	677
	6,758	6,376	775

In 2017, the Group had three customers, all in the Commercial segment, that each accounted for at least 10% of total revenue (2016: three customers, 2015: one customer in Pipeline R&D):

	2017	2016	2015

Customer A (Pipeline R&D)	-	-	11%
Customer B (Commercial)	20%	20%	-
Customer C (Commercial)	17%	15%	-
Customer D (Commercial)	13%	10%	-

The Group contains two reportable operating segments as follows:

·	Pipeline Research and Development: The Pipeline Research and Development (“Pipeline R&D”) segment seeks to develop products using the Group’s nanomedicine and sustained release technology platforms.

·
Commercial: The Commercial segment distributes and sells the Group’s commercial products. Midatech Pharma US, Inc. promotes the Group’s commercial, cancer supportive care products in the US market, in which the Group has exclusive licenses to Soltamox, Oravig and Zuplenz®, an exclusive license to distribute, promote and market Gelclair, and a marketing agreement to co-promote two other products: Ferralet 90 and Aquoral. As and when new products are introduced the Commercial segment will include revenues from the marketing of these commercial products.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies described in note 1. Segment results represent the result of each segment without the allocation of head office expenses, interest expense, interest income and tax.

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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

3	Segment information (continued)

Segmented results for the year ended 31 December 2017

	Pipeline R&D	Commercial	Consolidated
	£’000	£’000	£’000

Revenue	108	6,650	6,758
Grant revenue	840	-	840
Total revenue	948	6,650	7,598

Cost of sales	-	(926)	(926)
Research and development costs	(9,830)	(355)	(10,185)
Distribution costs, sales and marketing	(744)	(7,096)	(7,840)
Administrative costs	(1,685)	(480)	(2,165)
Depreciation	(974)	(9)	(983)
Amortisation	(193)	(1,384)	(1,577)
Impairment	(1,500)	-	(1,500)
Loss from operations	(13,978)	(3,600)	(17,578)
Finance income			415
Finance expense			(166)

Loss before tax			(17,329)

Taxation			1,265
Loss for the year			(16,064)

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

3	Segment information (continued)

Segmented results for the year ended 31 December 2016

	Pipeline R&D	Commercial	Consolidated
	£’000	£’000	£’000

Revenue	776	5,600	6,376
Grant revenue	547	-	547
Total revenue	1,323	5,600	6,923

Cost of sales	(9)	(658)	(667)
Research and development costs (reclassified)	(7,786)	(10)	(7,796)
Distribution costs, sales and marketing (reclassified)	(396)	(8,531)	(8,927)
Administrative costs (reclassified)	(2,279)	(2,072)	(4,351)
Depreciation	(762)	(10)	(772)
Amortisation	(193)	(3,390)	(3,583)
Impairment	-	(11,413)	(11,413)
Loss from operations	(10,102)	(20,484)	(30,586)
Finance income			1,337
Finance expense			(73)
Loss before tax			(29,322)

Taxation			9,160
Loss for the year			(20,162)

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

3	Segment information (continued)

Segmented results for the year ended 31 December 2015

	Pipeline R&D	Commercial	Unallocated Costs(1)	Consolidated
	£’000	£’000	£’000	£’000

Revenue	273	502	-	775
Grant revenue	600	-	-	600
Total revenue	873	502	-	1,375

Cost of sales	-	(70)	-	(70)
Research and development costs (reclassified)	(8,601)	(109)	-	(8,710)
Distribution costs, sales and marketing (reclassified)	-	(369)		(369)
Administrative costs (reclassified)	(1,151)	(265)	(2,991)	(4,407)
Depreciation	(500)	(1)	-	(501)
Amortisation	(5)	(231)	-	(236)
Loss from operations	(9,384)	(543)	(2,991)	(12,918)
Finance income				1,691
Finance expense				(5)
Loss before tax				(11,232)

Taxation				1,133
Loss for the year				(10,099)

(1) There were no unallocated costs in 2017 or 2016. Unallocated costs in 2015 represent fees associated with the acquisitions of Midatech Pharma US, Inc. and Zuplenz® in 2015.

Non-current assets by location of assets

	2017	2016	2015
	£’000	£’000	£’000

Spain	2,154	2,125	1,433
United Kingdom	15,331	16,489	14,019
United States	13,156	15,772	28,258
	30,641	34,386	43,710

All material additions to non-current assets in 2017, 2016 and 2015 were in the Pipeline R&D segment.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

4	Loss from operations

	2017	2016	2015
Loss from operations is stated after charging/(crediting):	£’000	£’000	£'000

Changes in inventories of finished goods and work in progress	202	256	62
Write down of inventory to net realisable value	-	287	-
Depreciation of property, plant and equipment	983	772	501
Amortisation of intangible assets – product and marketing rights	1,577	3,583	236
Impairment of intangible assets	1,500	11,413	-
Operating lease expense:
- Property	277	385	246
- Plant and machinery	-	194	86
Foreign exchange(gain)/ loss	(39)	31	(23)
Acquisition costs	-	-	2,991
Loss on disposal of property, plant and equipment	27	-	2,553
Gain on bargain purchase	-	-	(165)
Share based payment	520	203	170

Acquisition costs relate to professional fees incurred on the acquisition of Midatech Pharma US, Inc. and Zuplenz® in 2015 and Midatech Pharma (Wales) Limited in 2014.

Amortisation of product and marketing rights are included with distribution costs, sales and marketing expenses.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

5	Staff costs

	2017	2016	2015
	£’000	£’000	£’000
Staff costs (including directors) comprise:

Wages and salaries	5,278	6,314	3,731
Defined contribution pension cost (note 27)	158	206	183
Social security contributions and similar taxes	643	769	431
Share based payment	520	203	170
	6,599	7,492	4,515

Employee numbers

The average number of staff employed by the Group during the financial year amounted to:

	2017	2016 reclassified	2015 reclassified

Research and development	62	57	45
General and administration	17	19	22
Sales and marketing	6	8	7
	85	84	74

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the directors of the Company listed on page 33, and the Chief Operating Officer.

	2017	2016	2015
	£’000	£’000	£’000

Wages and salaries	811	1,054	850
Defined contribution pension cost	68	59	59
Payments made to third parties	142	142	223
Social security contributions and similar taxes	97	152	88
Benefits in kind	3	2	7
Share based payment	388	184	170
	1,509	1,593	1,397

Emoluments disclosed above include the following amounts in respect of the highest paid Director. Directors’ emoluments are disclosed on page 27.

	2017	2016	2015
	£’000	£’000	£’000

Salary	299	448	347
Total pension and other post-employment benefit costs	10	28	24
Benefits in kind	1	1	6
	310	477	377

None of the Directors have exercised share options during the year (2016: Nil, 2015: Nil).

During the year two Directors (2016: 2) participated in a defined contribution pension scheme.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

6	Finance income and expense

	2017	2016	2015
Finance income	£’000	£’000	£’000

Interest received on bank deposits	15	164	53
Gain on equity settled derivative financial liability	400	1,173	1,638
Total finance income	415	1,337	1,691

The gain on the equity settled derivative financial liability in 2017 has arisen due to the reduction in the share price and the lapsing of warrants and options as it did in 2016.

	2017	2016	2015
Finance expense	£’000	£’000	£’000

Bank loans	18	16	2
Other loans	91	57	3
Arrangement Fees	57	-	-
Total finance expense	166	73	5

7	Taxation

	2017	2016	2015
	£’000	£’000	£’000
Current tax credit
Current tax credited to the income statement	1,253	1,936	1,002
Taxation payable in respect of foreign subsidiary	-	(25)	-
	1,253	1,911	1,002
Deferred tax credit
Reversal of temporary differences (Note 23)	12	7,249	131
Total tax credit	1,265	9,160	1,133

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

7	Taxation (continued)

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2017	2016	2015
	£’000	£’000	£’000

Loss before tax	(17,329)	(29,322)	(11,232)

Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 19.25% (2016: 20.25%, 2015:20.25%)	(3,336)	(5,864)	(2,274)

Expenses not deductible for tax purposes	412	1,022	185
Adjustments to brought forward values	-	-	(8)
Additional deduction for R&D expenditure	-	4	(789)
Surrender of tax losses for R&D tax refund	(1,196)	(1,503)	406
Reversal of deferred tax on impairment	-	(3,421)	-
Unrelieved tax losses and other deductions arising in the period	(156)	(166)	(78)
Foreign exchange differences	(84)	712	-
Deferred tax not recognised	3,095	491	1,425
Adjustment in respect of prior years	-	(435)	-
Total tax credited to the income statement	(1,265)	(9,160)	(1,133)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

8	Loss per share

	2017		2016		2015
Numerator	£’000		£’000		£’000

Loss used in basic EPS and diluted EPS	(16,064)		(20,162)		(10,099)

Denominator

Weighted average number of ordinary shares used in basic EPS	51,317,320		36,072,752		28,229,814
Basic and diluted loss per share - pence	(31p	)	(56p	)	(36p	)

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is the same for all of the periods presented.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

9	Property, plant and equipment

	Fixtures	Leasehold	Computer	Laboratory
	and fittings	improve- ments	equipment	equipment	Total
	£'000	£'000	£'000	£'000	£'000

At 1 January 2015	1,202	880	195	583	2,860
Additions	183	283	173	385	1,024
Acquired through acquisition of subsidiary	-	-	-	16	16
Exchange differences	(66)	(51)	(14)	(1)	(132)
At 31 December 2015	1,319	1,112	354	983	3,768

Additions	2	715	43	609	1,369
Disposal	-	-	(1)	-	(1)
Transfer	(1,125)	-	(122)	1,247	-
Exchange differences	32	172	7	211	422
At 31 December 2016	228	1,999	281	3,050	5,558

Additions	18	41	57	591	707
Disposal	-	-	-	(41)	(41)
Exchange differences	6	72	4	69	151
At 31 December 2017	252	2,112	342	3,669	6,375

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

9	Property, plant and equipment (continued)

	Fixtures	Leasehold	Computer	Laboratory
	and fittings	improve- ments	equipment	equipment	Total
	£'000	£'000	£'000	£'000	£'000
Accumulated depreciation

At 1 January 2015	479	479	140	246	1,344
Charge for the year	3	282	48	168	501
Exchange differences	(24)	(28)	(8)	(1)	(61)
At 31 December 2015	458	733	180	413	1,784

Charge for the year	41	134	54	543	772
Transfer	(369)	(96)	(118)	583	-
Exchange differences	19	101	6	110	236
At 31 December 2016	149	872	122	1,649	2,792

Charge for the year	43	330	68	542	983
Disposals	-	-	-	(14)	(14)
Exchange differences	4	36	2	43	85
At 31 December 2017	196	1,238	192	2,220	3,846

Net book value
At 31 December 2017	56	874	150	1,449	2,529
At 31 December 2016	79	1,127	159	1,401	2,766
At 31 December 2015	861	379	174	570	1,984
At 1 January 2015	723	401	55	337	1,516
Included within the total net book value of tangible fixed assets is £63k (2016: £33k, 2015: £266k) in respect of assets held under finance leases and similar hire purchase contracts. The depreciation charge for the year on these assets was £62k (2016: £22k, 2015: £26k). These assets were held as security in respect of their finance lease obligations.

No other assets were held as security other than those on finance lease.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

10	Intangible assets

	In-process research and development	Product and marketing rights	Goodwill	IT/Website costs	Total
	£'000	£'000	£'000	£'000	£'000

Cost

At 1 January 2015	12,600	-	2,291	12	14,903
Additions	-	-	-	3	3
Acquired in business combinations	-	17,989	9,952	-	27,941
Foreign exchange	-	332	213	-	545

At 31 December 2015	12,600	18,321	12,456	15	43,392

Additions	-	-	-	19	19
Foreign exchange	-	3,160	2,032	-	5,192
Disposals	-	-	-	(8)	(8)

At 31 December 2016	12,600	21,481	14,488	26	48,595

Additions	778	-	-	-	778
Foreign exchange	-	(1,625)	(1,044)	1	(2,668)

At 31 December 2017	13,378	19,856	13,444	27	46,705

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

10	Intangible assets (continued)

	In-process	Product and
	research and	marketing		IT/Website
	development	rights	Goodwill	Costs	Total
	£'000	£'000	£'000	£'000	£'000

Accumulated amortisation

At 1 January 2015	1,800	-	-	9	1,809
Amortisation charge for the year	-	235	-	1	236
Foreign exchange	-	8	-	-	8

At 31 December 2015	1,800	243	-	10	2,053

Amortisation charge for the year	-	3,578	-	5	3,583
Impairment	-	11,413	-	-	11,413
Foreign exchange	-	374	-	-	374
At 31 December 2016	1,800	15,608	-	15	17,423

Amortisation charge for the year	-	1,574	-	3	1,577
Impairment	1,500	-	-	-	1,500
Foreign exchange	-	(1,443)	-	1	(1,442)
At 31 December 2017	3,300	15,739	-	19	19,058

Net book value
At 31 December 2017	10,078	4,117	13,444	8	27,647
At 31 December 2016	10,800	5,873	14,488	11	31,172
At 31 December 2015	10,800	18,078	12,456	5	41,339
At 1 January 2015	10,800	-	2,291	3	13,094

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

10	Intangible assets (continued)

The individual intangible assets, excluding goodwill, which are material to the financial statements are:

	Carrying amount			Remaining amortisation period
	2017	2016	2015	2017	2016	2015
	£’000	£’000	£’000	(years)	(years)	(years)

Midatech Pharma (Wales) Limited acquired IPRD	9,300	10,800	10,800	n/a in process	n/a in process	n/a in process

Midatech Pharma US, Inc., product and marketing rights	1,995	3,557	15,570	Between 1 and 3	Between 1 and 4	Between 2 and 5

Zuplenz® product and marketing rights	2,122	2,316	2,508	11	12	13

MTX110 acquired IPRD	778	-	-	n/a in process	-	-
	14,195	16,673	28,878

11	Acquisition of Midatech Pharma US, Inc.

On 4 December 2015, the Group acquired 100% of the voting equity of DARA BioSciences, Inc. whose principal activity is the sale and marketing of a portfolio of cancer supportive care pharmaceutical products.  At completion of that transaction DARA BioSciences, Inc. was merged into a wholly owned subsidiary of Midatech Pharma PLC and the name of the merged entity was changed to Midatech Pharma US, Inc.  The principal reason for this acquisition was to acquire commercial infrastructure and capability in the US market.

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

In addition to the consideration outlined below, additional cash consideration may have become payable (up to a maximum of £3.85m/$5.7m) if specified sales milestones had been achieved for the years ended 31 December 2016 and 2017, however, these milestones were not met.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

11	Acquisition of Midatech Pharma US, Inc. (continued)

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
** The preference share redemption was valued on a cash basis

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

11	Acquisition of Midatech Pharma US, Inc. (continued)

The net cash inflow in 2015 in respect of the acquisition of the subsidiary comprised:

£’000
Cash paid on completion – preferred share redemption	(422)
Net cash acquired	2,289
1,867

Assumption of DARA BioSciences, Inc. share options and warrants

At the time of completion of the merger with DARA BioSciences, Inc. there were a number of outstanding and unexercised options and warrants over common stock in DARA. Under the terms of the merger these options and warrants became exercisable for a number of Midatech ordinary shares equal to the product of (A) the number of shares of DARA common stock that were issuable upon exercise of the stock option or warrant immediately prior to the merger, multiplied by (B) a factor of 0.272, that being the Exchange Ratio defined in the merger agreement, rounded down to the nearest whole number of Midatech ordinary shares.

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

As at 31 December 2017 there were DARA options outstanding over 134,670 Midatech ordinary shares (2016: 300,728, 2015: 721,000) with a weighted average exercise price of $6.69 per share (2016: $7.19, 2015: $7.62), within a range of $2.54 to $644.12 (2016: $2.54 to $770.59, 2015: $2.54 to $770.59), and a weighted average remaining contractual life of 6.7 years (2016: 7.7 years, 2015: 8.5 years). The risk-free rate ranged from 0.00% to 1.08% (2016: 0.00% to 1.14%, 2015: 0.63% to 1.81%), volatility of 42.5% (2016: 60% to 77%, 2015: 59% to 79%) and the expected life from 0.3 to 7.8 years (2016: 0.8 to 8.8 years, 2015: 1.9 to 8.6 years). The exercise of all options would raise additional cash of $0.90m (2016: $2.16m, 2015: $5.50m).

Also at 31 December 2017 there were DARA warrants outstanding over 2,528,455 Midatech ordinary shares (2016: 3,017,773, 2015: 3,034,437) with a weighted average exercise price of $7.45 per share (2016: $9.44, 2015: $9.67), within a range of $3.05 to $24.08 (2016: $3.06 to $27.58, 2015: $3.06 to $164.71), and a weighted average remaining contractual life of 1.4 years (2016: 2.1 years, 2015: 3.1 years). The risk-free rate ranged from 0.00% to 0.71% (2016: 0.00% to 0.71%, 2015: 0.44% to 1.63%), volatility of 42.5% (2016: 60% to 66%, 2015: 59% to 79%) and the expected life from 0.1 to 4.9 years (2016: 0.1 to 5.9 years, 2015: 0.1 to 7.0 years).  The exercise of all warrants would raise additional cash of $18.84m (2016: $28.48m, 2015: $29.33m).

The share options and warrants were valued using the Black Scholes model for the purpose of calculating the consideration payable for the DARA business. These options and warrants are treated as an equity settled derivative, held as a fair value through profit and loss instrument, see note 21.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

12	Acquisition of Zuplenz®

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

*
The contingent consideration relates to various milestone payments which are dependent on the quarterly sales achieved in calendar years 2016 and 2017 and annual sales from 2018 to 2022 exceeding specified sales targets. The maximum amount payable was $26.0m however, the 2016 and 2017 sales targets were not achieved and management does not consider it likely that the 2018 to 2022 sales targets will be achieved either.

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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

13	Impairment testing

Midatech Pharma (Wales) Limited

Details of goodwill and IPRD allocated to the acquired cash generating unit and the valuation basis are as follows:

	Indefinite lived
	IPRD carrying amount			Goodwill carrying amount			Valuation Basis
Name	2017	2016	2015	2017	2016	2015
	£’000	£’000	£000	£’000	£’000	£000

CGU – Midatech Pharma (Wales) Ltd	9,300	10,800	10,800	2,291	2,291	2,291	Value in use

The assets of the Midatech Pharma (Wales) Limited (“MPW”) CGU were valued as at 31 December 2017 and 31 December 2016 and were found to support the IPRD and goodwill carrying amounts set out above. The IPRD was valued using 13-14 year (2016: 14-15 year, 2015: 15-16 years), risk adjusted cash flow forecasts, in line with patent life, that have been approved by the Board. A period longer than 5 years is appropriate on the basis that the investment is long term and the development and commercialisation process is typically in excess of 5 years. Beyond the period from product launch and initial market penetration, a long-term growth rate of 5% was used.

In 2017 an impairment charge of £1.5m was recorded in the MPW CGU as a result of the impairment of the Opsisporin IPRD, primarily due to a strategic review concluding that the product is outside of Midatech’s strategic focus and as a result the decision was made not to continue with the programme at this point. At the same time the carrying value of a component of IPRD was reduced from £1.5m to nil.  The resulting charge was recorded in research and development expenditure within the consolidated statement of income.

The key assumptions used in the valuation model examining the MPW Ltd cash generating unit include the following:
Assumptions	2017	2016	2015

Pre-tax discount rate	17.9%	18.1%	17.7-19.5%

Cumulative probability of success of projects	81%	46% to 81%	46% to 69%

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

Sensitivity analysis

If any one of the following changes were made to the above key assumptions, applied to all projects, the carrying value and recoverable amount would be equal.

Assumptions	2017	2016	2015

Pre-tax discount rate for all projects	increase to 21.0%	increase to 26.4%	increase to 23.9%

Cumulative probability of success of projects	57%	53%	44%

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

13	Impairment testing (continued)

Midatech Pharma US, Inc.

Details of goodwill and intangibles allocated to the acquired cash generating unit and the valuation basis are as follows:

	Definite lived			Indefinite lived
	Product and marketing rights carrying amount			Goodwill carrying amount			Valuation Basis
Name	2017	2016	2015	2017	2016	2015
	£’000	£’000	£’000	£’000	£’000	£’000

CGU – Midatech Pharma US, Inc	1,995	3,557	15,477	11,152	12,197	10,165	Value in use

The change in the goodwill carrying value as at 31 December 2017 is due to the movement in the Sterling and US Dollar exchange rate used to translate the underlying US Dollar value of goodwill, 2017: $1.349, (2016: $1.233).

Following the acquisition of Zuplenz® on 24 December 2015, the Group has considered Zuplenz® to be an asset of the MPUS cash generating unit as from 1 January 2016. The Zuplenz® product is wholly integrated within the MPUS portfolio of products and as such all related cash flows have been included with the value in use calculations of the CGU.

An impairment charge of £11.4m in relation to product and marketing rights and a related £4.6m deferred tax credit was recorded in MPUS as at 31 December 2016. This arose as a result of the underperformance of Oravig in comparison to forecast sales at the time of the acquisition. The carrying value of the product rights, was reduced from £11.4m to nil. The resulting impairment charge is shown separately within the consolidated statement of comprehensive income.

The remaining assets of the Midatech Pharma US, Inc. CGU, including Zuplenz®, were valued as at 31 December 2017 and 31 December 2016 and were found to support the product and marketing rights and goodwill carrying amounts set out above. The product and marketing rights were valued using 10-year cash flow forecasts, that have been approved by the Board. A period longer than 5 years is appropriate on the basis that the product patents afford a certain amount of protection from competitors thereby providing assurance that market share can be preserved throughout the period of patent life. A long-term growth rate of 3% was used for all assets except Zuplenz where 5% was used.

As at 31 December 2015, the assets of the CGU were not identified as being materially different to the fair values determined at the acquisition date on 4 December 2015.

The key assumptions used in the model examining the Midatech Pharma US, Inc. cash generating unit include the following:
Assumptions	2017	2016
Pre-tax discount rate	19.7%	24.7%

Overall CGU 10-year growth rate	26.4%	10.6%

The increase in the overall growth rate reflects the addition of the Group’s development products, Q Octreotide and MTX110 into the MPUS portfolio once they have been approved and launched.

The discount rate is an estimated market-based weighted average cost of capital for the Midatech Pharma US, Inc. business, determined at the date of acquisition. The overall CGU 10-year growth rate is a composite of individual product forecasts, each with particular forecast growth rates over the next 5-years followed by a further 5-year period utilising a 3% long-term growth rate, or 5% for Zuplenz.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

13	Impairment testing (continued)

Sensitivity analysis

If any one of the following changes were made to the above key assumptions, applied to all projects, the carrying value and recoverable amount would be equal.
Assumptions	2017	2016
Pre-tax discount rate	increase to 53.7%	increase to 25.2%

Overall CGU 10-year growth rate	5.0%	10.5%

The sensitivity analysis assumes that Q Octreotide and MTX110 are not added into the Midatech Pharma US, Inc.  portfolio and the resulting 2017 growth rate of 5%, required for the carrying value and recoverable amount to be equal, is derived exclusively from the current product portfolio.

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

14	Subsidiaries

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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

15	Joint arrangements

Country of
Name	incorporation	Nature of business	Type of arrangement
Syntara LLC	USA	Dormant	Joint venture

MidaSol Therapeutics GP	Cayman Islands	Research and development partner	Joint operation

The Group has a 50% (2016: 50%; 2015: 50%) interest in two joint arrangements: Syntara LLC and MidaSol Therapeutics.  The primary activity of these joint arrangements was to provide the partners with collaborative research and development on drug delivery systems in the market, which is in line with the Group’s strategy to develop a safe and effective drug delivery system.

Syntara LLC is a dormant joint venture where the Group has joint control over the separate legal entity. The Group equity accounts for its interests in this arrangement; the results are immaterial to the financial statements.

MidaSol Therapeutics is a separate legal entity however no costs or revenues pass through it.  The Group and its collaborative partner incur costs in respect of research and development and periodically agree on a contribution from either side to ensure that both parties have incurred 50% of the total costs. Contributions from their research partner are netted against the costs to which they relate within research and development and the arrangement is accounted for as a joint operation. MidaSol operations effectively ceased during 2015.

	2017	2016	2015
	£’000	£’000	£'000
Research and development spend on MidaSol Therapeutics	-	-	776
Year-end receivable due from joint operation partner	-	-	219

16	Trade and other receivables

	2017	2016	2015
	£’000	£’000	£'000

Trade receivables	2,232	1,428	985
Prepayments	627	586	685
Other receivables	848	873	1,213

Total trade and other receivables	3,707	2,887	2,883
Less: non-current portion (rental deposit and on bond)	(465)	(448)	(387)

Current portion	3,242	2,439	2,496

Trade and other receivables do not contain any impaired assets.  The Group does not hold any collateral as security and the maximum exposure to credit risk at the Consolidated Statement of Financial Position date is the fair value of each class of receivable.

Book values approximate to fair value at 31 December 2017, 2016 and 2015.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

17	Cash and cash equivalents and cash flow supporting notes

Cash and cash equivalents for purposes of the consolidated statement of cash flows comprises:

	2017	2016	2015
	£’000	£’000	£'000

Cash at bank available on demand	13,204	17,608	16,175

There were no significant non-cash transactions during the year.

During the year, cash inflows arose from an equity financing transaction, included within financing activities on the face of the cash flow statement.

	2017	2016	2015
	£’000	£’000	£'000

Funds raised on Public Offering	6,157	16,673	-
Costs of raising funds on Public Offering	(429)	(1,105)	-
	5,728	15,568	-

The following changes in liabilities arose as a result of financing activities during the year:

	Non-current liabilities, borrowings	Current liabilities, borrowings	Total
	£’000	£’000	£’000

At 1 January 2017	-	23	23
Cash Flows	5,249	(12)	5,237
Foreign Exchange	(42)	-	(42)
At 31 December 2017	5,207	11	5,218

18	Inventories

	2017	2016	2015
	£’000	£’000	£'000

Work in progress	-	-	230
Finished goods	941	817	229
Total inventories	941	817	459

A reserve is maintained against inventory that is not expected to be sold before its sell by date. The resulting charge to the comprehensive statement of income for the year was £151k (2016: £287k, 2015: Nil).

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

19	Trade and other payables

	2017	2016	2015
Current	£’000	£’000	£'000

Trade payables	2,271	3,268	2,285
Other payables	1,141	1,166	35
Accruals	3,090	2,003	3,101

Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	6,502	6,437	5,421

Tax and social security	359	670	183
Deferred revenue	1,141	1,300	1,480

Total trade and other payables	8,002	8,407	7,084

Book values approximate to fair value at 31 December 2017, 2016 and 2015.

All current trade and other payables are payable within 3 months of the period end date shown above.

Government grants

The Group received development grant funding from the European Union under the Horizon 2020 “Nanofacturing” project, a European Union funded programme to develop a scalable manufacturing platform for the production of nanopharmaceutical products.  Midatech is participating in this programme, along with seven other entities, through two Group companies, Midatech Pharma España SL (formerly Midatech Biogune SL) (“MPE”), which is acting as project coordinator, and Midatech Limited. The project commenced in February 2015 and is scheduled to complete in January 2019. £840k (2016: £547k) of revenue has been recognised during the year in relation to this project and £1.11m (2016: £1.24m) of the deferred revenue balance relates to funds received but not yet recognised.

Government grants/loans in Spain

Five tranches of government loans have been received by MPE  for the finance of research, technical innovation and the construction of their laboratory. The loans are term loans which carry an interest rate below the market rate, and are repayable over periods through to 2022. The loans carry default interest rates in the event of scheduled repayments not being met. On initial recognition, the loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognised.

The debt element of the government loans is designated within note 20 as borrowings, the gross contractual repayment of the loans is disclosed in note 22.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

20	Borrowings

	2017	2016	2015
	£’000	£’000	£'000
Current
Bank loans	11	23	9
Finance lease	39	31	70
Government and research loans	311	484	363

Total	361	538	442

Non-current
Bank loans	5,207	-	20
Finance lease	29	52	68
Government and research loans	949	1,568	1,420

Total	6,185	1,620	1,508

Book values approximate to fair value at 31 December 2017, 2016 and 2015.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

The Group had $8m of undrawn committed borrowing facilities at year end.

Midcap Loan Facility

In December 2017, Midatech entered into a secured loan agreement with Midcap Financial Trust (“MidCap”). The total facility is for $15m to be drawn down in three separate tranches.  Interest is charged on the outstanding balance of the loan at an annual rate of LIBOR plus 7.5% subject to a LIBOR floor of 1.25%.  MidCap was granted 247,881 warrants to purchase shares which was equal to 2% of the amount funded divided by the Exercise Price of £0.42. The exercise price was calculated as the average closing price for the 30-day period prior to the date of grant. The loan is secured against the assets of the group.

The first tranche of $7m was drawn down on 28 December 2017 and is disclosed under bank loans.

21	Derivative financial liability - current

	2017	2016	2015
	£'000	£’000	£'000

Equity settled derivative financial liability	-	400	1,573

At 1 January/on acquisition – 5 December 2015	400	1,573	3,211

Gain recognised in finance income within the consolidated statement of comprehensive income	(400)	(1,173)	(1,638)

At 31 December	-	400	1,573

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

21	Derivative financial liability – current (continued)

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

At 31 December 2016, some 398,315 options and 16,664 warrants had lapsed, as described in note 11.  In addition, the share price had fallen to £1.18, which resulted in a gain of £1.17m on re-measurement, which was credited to finance income in 2016.

At 31 December 2017 a further 166,058 options and 489,318 warrants had lapsed and the share price had fallen to £0.36 which results in a gain of £0.40m on re-measurement which was credited to finance income during 2017.

22	Financial instruments - risk management

The Group is exposed through its operations to the following financial risks:

·	Credit risk
·	Foreign exchange risk
·	Liquidity risk

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

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

·	Trade and other receivables
·	Cash and cash equivalents
·	Trade and other payables
·	Accruals
·	Loans and borrowings
·	Derivative financial liability

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

22	Financial instruments - risk management (continued)

A summary of the financial instruments held by category is provided below:

Financial assets - loans and receivables

	2017	2016	2015
	£'000	£’000	£'000

Cash and cash equivalents	13,204	17,608	16,175
Trade receivables	2,232	1,428	985
Other receivables	848	873	1,213

Total financial assets	16,284	19,909	18,373

Financial liabilities - amortised cost

	2017	2016	2015
	£'000	£’000	£'000

Trade payables	2,271	3,268	2,285
Other payables	1,141	1,166	35
Accruals	3,090	2,003	3,101
Borrowings	6,546	2,158	1,950

Total financial liabilities - amortised cost	13,048	8,595	7,371

Financial liabilities – fair value through profit and loss – current

	2017	2016	2015
	£'000	£’000	£'000

Equity settled derivative financial liability	-	400	1,573

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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

22	Financial instruments - risk management (continued)

The fair value of the Group’s derivative financial liability is measured at fair value on a recurring basis.

The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 11:

Financial liabilities	Fair value as at 31/12/2017	Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value

Equity settled financial derivative liability	-	Level 3	Black Scholes option pricing model	Volatility rate of 42.5%determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 8.6 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.

				Risk-free rate between a range of 0.0% and 1.14% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Given that the fair value of the equity settled financial derivative liability is nil, it is not sensitive to changes in volatility or expected life.  In 2016, if the above unobservable volatility input to the valuation model had been 10% higher while all other variables were held constant, the carrying amount of shares would have increased by £94k. If the above unobservable expected life input to the valuation model had been 1 year shorter while all other variables were held constant, the carrying amount of shares would have decreased by £133k.

Changing the unobservable risk free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of shares (2016: increase by £2k).

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

Quantitative disclosures of the credit risk exposure in relation to financial assets are set out in note 16. This includes details regarding trade and other receivables, which are neither past due nor impaired.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at each year end as noted above.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

22	Financial instruments - risk management (continued)

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

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2017	2016	2015
	£'000	£’000	£'000

Cash and cash equivalents:
Pounds Sterling	6,116	10,229	14,494
US Dollar	5,362	2,186	819
Euro	1,632	5,143	862
Other	94	50	-

Total	13,204	17,608	16,175

The table below shows the foreign currency exposure that give rise to net currency gains and losses recognised in the consolidated statement of comprehensive income. Such exposures comprise the net monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the relevant Group entity. As at 31 December 2017, these exposures were as follows:

	2017	2016	2015
	£'000	£’000	£'000

Net Foreign Currency Assets/(Liabilities):
US Dollar	4,459	(206)	(1,691)
Euro	(362)	2,655	77
Other	95	58	(8)

Total	4,192	2,507	(1,622)

Foreign currency sensitivity analysis

The most significant currencies in which the Group transacts, other than Pounds Sterling, are the US Dollar and the Euro. The Group also trades in other currencies in small amounts as necessary.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

22	Financial instruments - risk management (continued)

The following table details the Group’s sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2017	US Dollar	Euro	Other
	£'000	£’000	£'000

Loss before tax	307	(89)	-
Total equity	307	(89)	-

Year ended 31 December 2016	US Dollar	Euro	Other
	£'000	£’000	£'000

Loss before tax	521	(73)	(55)
Total equity	521	(73)	(55)

In the year ended 31 December 2015, this foreign currency exposure risk was not considered material. In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year-end exposure does not reflect the exposure during the year.

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group’s aim to settle balances as they become due.

In Q4 2017, as disclosed in Note 20, Midatech entered into a secured loan agreement with MidCap to reduce its short to medium term funding risk. This loan is secured against all assets of the Group.

The Group’s current financial position is such that the Board does not consider there to be a short-term liquidity risk however the Board will continue to monitor long term cash projections in light of the development plan and will consider raising funds as required to fund long term development projects. Development expenditure can be curtailed as necessary to preserve liquidity.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

2017	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000

Trade and other payables	6,502	-	-	-	-
Bank loans	120	359	2,201	3,926	-
Finance leases	16	25	30	-	-
Government research loans	43	268	467	545	47

Total	6,681	649	2,698	4,471	47

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

22	Financial instruments - risk management (continued)

2016	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000

Trade and other payables	6,437	-	-	-	-
Bank loans	3	8	11	4	-
Finance leases	7	26	30	33	-
Government research loans	-	449	269	761	393

Total	6,447	483	310	798	393

2015	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000

Trade and other payables	5,421	-	-	-	-
Bank loans	2	7	9	13	-
Finance leases	7	71	27	56	-
Government research loans	36	352	195	644	755

Total	5,466	430	231	713	755

More details with regard to the line items above are included in the respective notes:

•	Trade and other payables – note 19

•	Loans and borrowings – note 20
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
for the years ended 31 December 2017, 2016 and 2015

23	Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise.

The movement on the deferred tax account is as shown below:

	2017	2016	2015
	£’000	£’000	£'000

Liability at 1 January	-	6,547	354
Arising on business combination	-	-	6,191
Credited to income on impairment and amortisation of intangibles	-	(5,509)	-
Credited to income statement	-	(1,740)	(131)
Foreign exchange gain	-	702	133

Liability at 31 December	-	-	6,547

The movement on the deferred tax account in 2017 is Nil as the net credit arising on the amortisation of intangible assets and other timing differences has been matched by a reduction in the deferred tax asset recognised on the losses offsetting the liability remaining.

A deferred tax liability has arisen due to deferred tax on intangible assets acquired in 2015.

An intangible asset was impaired in the financial statements for the year ended 31 December 2016 by £11.4m which resulted in a £4.6m tax credit being recognised in the income statement.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses	Unrecognised deferred tax asset
	£’000	£’000

31 December 2015	23,286	4,191
31 December 2016	26,956	5,049
31 December 2017	38,377	6,639

With the exception of the £2.6m (2016: £3.7m: 2015: £1.6m) deferred tax asset which qualifies for offset against the deferred tax liabilities arising on the acquisitions of Midatech Pharma (Wales) Limited and Midatech Pharma US, the remaining potential deferred tax asset of £9.5m (2016: £8.1m) has not been provided in these accounts due to uncertainty as to the whether the asset would be recovered.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

23	Deferred tax (continued)

Details of the deferred tax liability are as follows:

2017	Asset	Liability	Net
	£’000	£’000	£'000

Business Combinations	2,599	(2,599)	-

2016	Asset	Liability	Net
	£’000	£’000	£'000

Business Combinations	3,668	(3,668)	-

2015	Asset	Liability	Net
	£’000	£’000	£'000

Business Combinations	1,625	(8,172)	(6,547)

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

24	Share capital

	2017	2017	2016	2016	2015	2015
Authorised, allotted and fully paid – classified as equity	Number	£	Number	£	Number	£

At 1 January
Ordinary shares of £0.00005 each	61,084,135	3,054	48,699,456	2,435	33,467,504	1,673
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001

Total		1,003,055		1,002,436		1,001,674

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

24	Share capital (continued)

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

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

24	Share capital (continued)

		Ordinary Shares	Deferred Shares	Share Price	Total consideration
		Number	Number	£	£’000
2015
As at 1 January 2015		27,794,258	1,000,001		32,000

24 April 2015	Exercise of employee share options	16,500	-	0.00005	-
25 September 2015	Exercise of employee share options	10,000	-	0.00005	-
4 December 2015	Share issue on acquisition of DARA BioSciences, Inc.	5,422,028	-	2.63	14,240
23 December 2015	Deferred consideration re: acquisition of Q Chip Limited	224,718	-	2.67	600

As at 31 December 2015		33,467,504	1,000,001		46,840
2016
1 July 2016	Deferred consideration re: acquisition of Q Chip Limited	74,908	-	2.67	200
31 October 2016	Placing and Open Offer (costs shown in note 17)	15,157,044	-	1.10	16,673

As at 31 December 2016		48,699,456	1,000,001		63,713
2017
19 May 2017	Share issue to SIPP trustee (see note 28)	20,000	-	0.00005	1
16 October 2017	Placing and Open Offer (shown in note 17)	12,314,679	-	0.5	6,157
7 November 2017	Share issue to SIPP trustee (see note 28)	50,000	-	0.00005	3
As at 31 December 2017		61,084,135	1,000,001		69,874

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

25	Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose

Share premium	Amount subscribed for share capital in excess of nominal value.

Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the Company has elected to take advantage of merger relief.

Shares to be issued	Shares for which consideration has been received but which are not yet issued and which form part of consideration in a business combination.

Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into sterling.

Accumulated deficit	All other net gains and losses and transactions with owners (e.g. dividends) not recognised elsewhere.

26	Leases

The Group had commitments under non-cancellable operating leases as set out below:

	Land and
	buildings	Other

2017	£'000	£'000

Expiring In one year or less	449	8
Expiring Between one and five years	359	32
	808	40

2016	£'000	£'000

Expiring In one year or less	371	7
Expiring Between one and five years	449	28
	820	35

	Land and
	buildings	Other
2015	£'000	£'000

Expiring In one year or less	313	1
Expiring Between one and five years	410	2
	723	3

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

27	Retirement benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group.

28	Share-based Payments

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

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2017	Granted in 2017	Exercised in 2017	Forfeited in 2017	At 31 December 2017	Exercise Price

31 December 2008	26,122	-	-	-	26,122	£1.425
31 December 2008	3,000	-	-	-	3,000	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	41,766	-	-		41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	-	35,796	£4.19

9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	-	880,000	£0.075
11 July 2014	3,000	-	-	1,000	2,000	£0.075
31 October 2016	50,000	-	-	-	50,000	£1.710
31 October 2016	607,600	-	-	-	607,600	£2.680
14 December 2016	8,000	-	-	-	8,000	£1.550
14 December 2016	10,000	-	-	-	10,000	£1.700
14 December 2016	3,000	-	-	3,000	-	£1.710
14 December 2016	3,000	-	-	3,000	-	£1.730
14 December 2016	3,000	-	-	3,000	-	£1.740
14 December 2016	40,000	-	-	-	40,000	£1.870
14 December 2016	40,000	-	-	-	40,000	£1.880
15 December 2016	197,000	-	-	95,000	102,000	£1.210
19 December 2016	1,110,000	-	-	5,750	1,104,250	£1.210
15 December 2017	-	1,351,250	-	-	1,351,250	£0.46

	3,289,394	1,351,250	-	(110,750)	4,529,894

Options exercisable at 31 December 2017	1,000,469
Weighted average exercise price of outstanding options at 31 December 2017	£1.003
Weighted average exercise price of options exercised in 2017	n/a
Weighted average exercise price of options forfeited in 2017	£1.242
Weighted average exercise price of options granted in 2017	£0.46
Weighted average remaining contractual life of outstanding options at 31 December 2017	8.3 years

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

28	Share-based payment (continued)

Date of grant	At 1 January 2016	Granted in 2016	Exercised in 2016	Forfeited in 2016	At 31 December 2016	Exercise Price

31 December 2008	26,122	-	-	-	26,122	£1.425
31 December 2008	15,500	-	-	(12,500)	3,000	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	41,766	-	-		41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	-	35,796	£4.19

9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	-	880,000	£0.075
11 July 2014	5,000	-	-	(2,000)	3,000	£0.075
31 October 2016	-	50,000	-	-	50,000	£1.710
31 October 2016	-	607,600	-	-	607,600	£2.680
14 December 2016	-	8,000	-	-	8,000	£1.550
14 December 2016	-	10,000	-	-	10,000	£1.700
14 December 2016	-	3,000	-	-	3,000	£1.710
14 December 2016	-	3,000	-	-	3,000	£1.730
14 December 2016	-	3,000	-	-	3,000	£1.740
14 December 2016	-	40,000	-	-	40,000	£1.870
14 December 2016	-	40,000	-	-	40,000	£1.880
15 December 2016	-	197,000	-	-	197,000	£1.210
19 December 2016		1,110,000	-	-	1,110,000	£1.210

	1,232,294	2,071,600	-	(14,500)	3,289,394

Options exercisable at 31 December 2016	468,194
Weighted average exercise price of outstanding options at 31 December 2016	£1.234
Weighted average exercise price of options exercised in 2016	n/a
Weighted average exercise price of options forfeited in 2016	£3.446
Weighted average exercise price of options granted in 2016	£1.685
Weighted average remaining contractual life of outstanding options at 31 December 2016	8.6 years

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

28	Share-based payment (continued)

Date of grant	At 1 January 2015	Granted in 2015	Exercised in 2015	Forfeited in 2015	At 31 December 2015	Exercise Price

31 December 2008	26,122	-	-	-	26,122	£1.425
31 December 2008	15,500	-	-	-	15,500	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	59,666	-	-	(17,900)	41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	-	35,796	£4.19
3 April 2014	26,500	-	(26,500)	-	-	£0.075
9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	-	880,000	£0.075
11 July 2014	11,000	-	-	(6,000)	5,000	£0.075

	1,282,694	-	(26,500)	(23,900)	1,232,294
Options exercisable at 31 December 2015	366,044
Weighted average exercise price of outstanding options at 31 December 2015	£0.502
Weighted average exercise price of options exercised in 2015	£0.075
Weighted average exercise price of options forfeited in 2015	£4.193
Weighted average exercise price of options granted in 2015	n/a
Weighted average remaining contractual life of outstanding options at 31 December 2015	7.8 years

All of the 1,351,250 options granted during 2017, contain the following conditions:

·	25% (i.e. 337,812 options) become eligible to vest on the first anniversary of the relevant date of grant; and
·
A further 6.25% (i.e. 84,453 options) vest every 3 months following the first anniversary of the date of grant such that by the fourth anniversary all 1,351,250 options shall have be eligible for vesting.

·	All vesting is subject to the 20-VWAP share price reaching £1 at any time during the life of the option.

Of the 2,071,600 options granted during 2016, 1,981,600 options contain the following conditions:

·	25% (i.e. 495,400 options) vest on the first anniversary of the relevant date of grant; and
·	A further 6.25% (i.e. 123,850 options) vest every 3 months following the first anniversary of the date of grant such that by the fourth anniversary all 1,981,600 options shall have vested.
·
607,600 of these options related to 2015 but the acquisition of DARA BioSciences, Inc. and other activities during that year meant that there was insufficient time during Open periods to make the awards until 2016. However, the effective date of grant and hence basis for vesting was in 2015. As a result, 151,900 of these options had vested by 31 December 2016.

The remaining 90,000 options granted during 2016 contained the following conditions:

·
Vesting was conditional on the same time-based vesting criteria noted above and also on the Midatech Pharma US, Inc. business achieving a revenue target for the year ended 31 December 2017. This target was not met and the options have therefore lapsed.

Otherwise the main vesting condition of all share options is that the Director or employee remain employed with the Group as at the date of exercise or continues to provide consultancy services as at the date of exercise.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

28	Share-based payment (continued)

The following information is relevant in the determination of the fair value of options granted during the year 2017 under the equity share based remuneration schemes operated by the Group.

2017
Number of options	1,351,250
Option pricing models used	Monte-Carlo
Share price	£0.41*
Exercise price of options issued in year	£0.46
Contractual life	10 years
Expected life	5 years
Volatility	42.5%**
Expected dividend yield	0%
Risk free rate	0.73%

*	The share price used in the determination of the fair value of the options granted in 2017 was the share price on the date of grant.
**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

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

Share Incentive Plan

In April 2017 the Group set up the Midatech Pharma Share Incentive Plan (“MPSIP”). Under the MPSIP, Group employees and directors can acquire ordinary shares in the Company via a salary sacrifice arrangement.  Midatech grants matching shares for every share bought.  In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition.  All shares purchased by the MPSIP are held by an Employee Benefit Trust that is not under the control of Midatech.  Shares must be left in the plan for 5 years to qualify for full income tax and NIC relief.

Midatech Pharma PLC

Notes forming part of the financial statements
for the years ended 31 December 2017, 2016 and 2015

29	Capital commitments

The Group had no capital commitments at 31 December 2017, 31 December 2016 and 31 December 2015.

30	Related party transactions

Details of Directors’ remuneration are given on page 27 and in note 5.

Transactions with Monosol RX, LLC

The Directors considered Monosol RX, LLC (“Monosol”) to be a related party by virtue of the fact that Monosol was a shareholder of the Company and a collaborative partner in the MidaSol Therapeutics joint operation.

During the prior period, due to cessation of activities within the MidaSol joint operation no monies were receivable from Monosol (2016: nil, 2015: £317K) for research services. Amounts receivable in prior years were credited to research and development expenditure.  The year-end receivable due from Monosol was nil (2016: nil, 2015: £219K). As a result of the cessation of activities, Monosol ceased to be a related party on 2 May 2016.Monosol is also the licensor of the Company’s Zuplenz® product.  In this capacity, the Group incurred royalty costs up to the date at which it ceased to be a related party in 2016 of £187.7k, payable to Monosol (2015: nil).  The 2016 year-end payable to Monosol was £48.7k (2015: nil).

Transactions with Preci-Health

The Directors consider Preci-Health SA (“Preci-Health) to be a related party by virtue of the fact that there is a common director with the Company.

During the year, £44.4k was invoiced to Preci-Health for research services, and credited to revenue. This was paid by Preci-Health during the year. There were no transactions with Preci-Health in earlier periods.

The Group has not made any allowances for bad or doubtful debts in respect of related party debtors nor has any guarantee been given or received during 2017, 2016 or 2015 regarding related party transactions.

31	Contingent liabilities

The Group had no contingent liabilities at 31 December 2017, 31 December 2016 and 31 December 2015.

32	Ultimate controlling party

The Directors do not consider that there is an ultimate controlling party.