Form 20-F
period 2018-12-31
Midatech Pharma Plc
filed 2019-04-30
CIK 1643918

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

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

Oddfellows House

19 Newport Road

Cardiff, CF24 0AA

United Kingdom

(Address of principal executive offices)

Craig Cook, Chief Executive Officer

Oddfellows House

19 Newport Road

Cardiff, CF24 0AA

United Kingdom

Tel: +44 [(0)1235 888 300

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value £.005 each

American Depositary Shares, each representing 20 ordinary shares	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

____________________________________________________________

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018 was: 61,184,135 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ Emerging growth company ☒

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

2

GENERAL INFORMATION

Midatech Pharma PLC is a public limited company organized under the laws of England and Wales under registered number 09216368. In this annual report, references to “we,” “us,” “our,” “the Group, “Company,” “company” or “Midatech” means Midatech Pharma PLC and its consolidated subsidiaries.

On December 4, 2015, Midatech acquired DARA BioSciences, Inc. (“DARA”) through a merger transaction (the “Merger”). Immediately following the closing of the Merger, DARA became a wholly owned subsidiary of Midatech and changed its named to “Midatech Pharma US Inc.” (“Midatech US”). Effective as of November 1, 2018, Midatech US was sold to Kanwa Holdings, LP, an affiliate of Barings LLC. Where this Annual Report on Form 20-F (i) provides information for dates prior to December 4, 2015, such information does not include the historical information of DARA, and (ii) references Midatech US, it is referencing the former DARA entity from December 4, 2015 through October 31, 2018.

Our principal executive offices are located at Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA, United Kingdom. The telephone number at our principal executive office is +44 1235 888 300.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2018, 2017 and 2016 have been derived from our consolidated financial statements, as presented at the end of this annual report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We prepare our consolidated financial statements in British pounds sterling. In this annual report, references to “GBP,” “£,” “pence” or “p” are each to British pounds sterling (or units thereof), and references to “$,” “USD,” “US$” and “United States dollar” are each to the United States dollar. Except as otherwise stated, all monetary amounts in this annual report are presented in Great Britain pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all British pounds sterling amounts as of and for the year ended December 31, 2018 have been translated into United States dollars at the rate at December 31, 2018, of £1.00 to $1.2763, based on noon buying rates published by the Federal Reserve Bank of New York for the British pound sterling on such date. These translations should not be considered representations that any such amounts have been, could have been or could be converted into United States dollars at that or any other exchange rate as of that or any other date.

References to a particular “fiscal” year are to our fiscal year ended December 31 of such year. References to years not specified as being fiscal years are to calendar years.

On April 8, 2019, we effected a change in the number of our Ordinary Shares represented by our American depositary shares (“Depositary Shares”), issued by Deutsche Bank Trust Company Americas as depositary, from two of our ordinary shares, nominal value 0.005p per share (the “Ordinary Shares”), per Depositary Share to twenty Ordinary Shares per Depositary Share. The change in ratio had the same effect as a one-for-10 reverse stock split of the Depositary Shares, reducing the number of outstanding Depositary Shares, as of the close of business on April 8, 2019, to approximately 829,383. Our Ordinary Shares, which were not affected by the change, continue to trade on AIM, a market operated by the London Stock Exchange plc. The change in the number of Depositary Shares resulting from the change in ratio has been applied retroactively to all share and per share amounts presented in this Annual Report on Form 20-F; provided, however, that such changes have not been made to the financial statements and accompanying notes incorporated herein by reference or the selected financial data contained elsewhere herein.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking information about us that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this annual report or may be incorporated into this annual report by reference to other documents. Our representatives may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” “can,” “likely,” “could” and similar expressions are intended to identify forward-looking statements. Forward-looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, research and development projects, results of operations, cash needs, capital expenditures, financial condition, liquidity, prospects, growth and strategies, regulatory approvals and clearances, the markets and industry in which we operate and the trends and competition that may affect the markets, industry or the Company.

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to risks related to:

•	our estimates regarding losses, expenses, future revenues, capital requirements and needs for additional financing;
•	our ability to successfully test, manufacture or commercialize products for conditions using our technology platforms;
•	the successful commercialization and manufacturing of any future product we may commercialize;
•	the success and timing of our preclinical studies and clinical trials;
•	shifts in our business and commercial strategy;
•	the filing and timing of regulatory filings, including Investigational New Drug applications, with respect to any of our products and the receipt of any regulatory approvals;
•	the anticipated medical or other benefits of our products;
•	the difficulties in obtaining and maintaining regulatory approval of our product candidates, and the labeling under any approval we may obtain;
•	the success and timing of the potential commercial development of our product candidates and any product candidates we may acquire in the future;
•	our plans and ability to develop and commercialize our product candidates and any product candidates we acquire in the future;
•	the ability to manufacture products in our own facilities;
•	the rate and degree of market acceptance of any of our product candidates;
•	the successful development of our commercialization capabilities, including our internal sales and marketing capabilities;
•	obtaining and maintaining intellectual property protection for our product candidates and proprietary technology;
•	the success of competing therapies and products that are or become available;
•	the success of any future acquisitions;
•	the difficulties of integrating any future acquisitions into our own business;
•	our ability to continue as a going concern;
•	the outcome of the Company’s remediation plan and approach to the material weaknesses in internal control over financial reporting;
•	cybersecurity and other cyber incidents;
•	industry trends;
•	the impact of government laws and regulations;
•	regulatory, economic and political developments in the United Kingdom, the European Union, the United States and other foreign countries, including any impact from the United Kingdom leaving the European Union;
•	the difficulties doing business internationally;
•	the ownership of our Ordinary Shares and Depositary Shares;

•	our ability to meet continue to meet the listing criteria required to remain listed on the NASDAQ Stock Market;
•	the status of our ongoing leadership transition;
•	the impact and costs and expenses of any litigation we may be subject to now or in the future; and
•	the performance of third parties, including joint venture partners, our collaborators, third-party suppliers and parties to our licensing agreements.

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

Acquisition of Q Chip Limited and DARA BioSciences, Inc.

On December 8, 2014, we acquired Q Chip Limited, a company incorporated under the laws of England and Wales, subsequently renamed Midatech Pharma (Wales) Limited (“Midatech Wales”). Our financial and operating data for fiscal 2014 includes the results of Midatech Wales from the date of such acquisition.

On December 4, 2015, we acquired DARA and subsequently changed its name to Midatech US. Our financial and operating data for fiscal 2015, set forth in our consolidated financial statements for the year ended December 31, 2015 and referenced in our consolidated financial statements for the years ended December 31, 2016 and 2017, was not adjusted to reflect the full year effect of our acquisition of DARA, whereas statement of financial position data and subsequent periods include contributions from Midatech US through December 31, 2017. We sold Midatech US effective November 1, 2018 and under IFRS 5, the results of Midatech US have been removed from the financial and operating data and reported as loss from discontinued operations for fiscal 2018 and for all comparative prior periods shown in such financial statements.

Thus, our financial and operating results are fully comparable in this annual report.

Selected Financial Data

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The following table sets forth certain of our consolidated financial data as of the dates and for the periods indicated. The selected historical consolidated financial data as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 is derived from our consolidated financial statements, which are included elsewhere in this annual report. The selected historical consolidated financial data as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and 2014 have been derived from our consolidated financial statements, as restated by IFRS 5 to disclose Midatech US as a discontinued operation, which are not presented herein.

Our historical results are not necessarily indicative of the results that may be expected in the future. The selected historical financial data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements and the related notes thereto, which are included elsewhere in this annual report. The selected historical financial information in this section is not intended to replace our financial statements and the related notes thereto.

Selected Financial Data

(£’s in thousands, except share and per share data)	As of and for the Year Ended December 31,
	2018		2017		2016		2015 *		2014 *

Consolidated Statement of Comprehensive Income Data:
Revenue	149		149		776		273		25
Loss from operations	(11,815)		(13,276)		(9,652)		(12,614)		(9,687)
Loss before tax	(12,400)		(12,970)		(8,388)		(10,928)		(9,840)
Loss from continuing operations	(10,368)		(11,705)		(6,161)		(9,887)		(8,822)
Loss from discontinued operations, net of tax	(4,662)		(4,359)		(14,001)		(211)		---
Loss for the year attributable to the owners of the parent	(15,030)		(16,064)		(20,162)		(10,099)		(8,822)
Total other comprehensive (loss) income, net of tax	(2,686)		(1,233)		3,228		399		(151)
Total comprehensive loss attributable to the owners of the parent	(17,716)		(17,297)		(16,934)		(9,700)		(8,973)
Loss Per Share Data:
Basic and diluted loss per ordinary share—pence -continuing	(17	p)	(23	p)	(17	p)	(40	p)	(98	p)
Basic and diluted loss per ordinary share—pence -discontinued	(8	p)	(8	p)	(39	p)	4	p	---
Cash dividends declared per ordinary share	---		---		---		---		---
Weighted average number of ordinary shares used	61,126,053		51,317,320		36,072,752		28,229,814		9,026,347
Consolidated Statement of Financial Position Data:
Non-Current assets	14,826		30,641		34,386		43,710		15,035
Current assets	5,618		18,583		22,303		20,331		31,628
Cash and cash equivalents	2,343		13,204		17,608		16,175		30,325
Total assets	20,444		49,224		56,689		64,041		46,663
Non-Current liabilities	1,049		6,185		1,620		8,055		1,842
Borrowings, non current	884		6,185		1,620		1,508		1,488
Current liabilities	2,471		8,363		9,345		9,099		2,832
Total liabilities	3,520		14,548		10,965		17,154		4,674
Total equity	16,924		34,676		45,724		46,887		41,989
Total equity and liabilities	20,444		49,224		56,689		64,041		46,663

* Statement of comprehensive income data has been restated for the year ended December 31, 2015 as a consequence of the disposal of Midatech US that occurred effective as of November 1, 2018, to be consistent with the presentation in the consolidated financial statements included elsewhere herein. Selected financial data for the year ended December 31, 2014 has not been affected as Midatech US was acquired on December 4, 2015.

Exchange Rates

Our financial reporting currency is the British pound sterling. Fluctuations in the exchange rate between the British pound sterling and the United States dollar will affect the United States dollar amounts received by owners of our Depositary Shares on conversion of dividends, if any, paid in British pound sterling on our Ordinary Shares, and will affect the United States dollar price of the Depositary Shares on the NASDAQ Capital Market.

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

Risks Related to Our Financial Operations and Capital Needs

We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future.

We are an early-stage biopharmaceutical company. Investment in biopharmaceutical product development is highly speculative because we entail substantial upfront capital expenditures and significant risk that a product candidate will fail in development, will fail to gain regulatory approval or otherwise fail to become commercially viable. We continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred substantial losses since our inception. For the year ended December 31, 2018, we had a net loss of £15.03 million and an accumulated deficit of £89.72 million.

We expect to continue to incur losses for the foreseeable future, and do not expect these losses to reduce as we continue our development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products.

We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. If our products fail to develop a market, or if any of our product candidates fail in clinical trials or do not gain regulatory approval, or if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses and expected future losses have had and will continue to have an adverse effect on our shareholders’ equity and working capital.

Our operations are in early-stage development with few sources of recurring revenue and there is no assurance that we will successfully develop and commercialize our product candidates or ever become profitable.

We are at a relatively early stage of our commercial development. To date, we have generated a minimal amount of revenue from our product candidates. Our ability to generate revenue and become and remain profitable depends, in part, on our ability to successfully commercialize products in the future, including any of our product candidates, or other product candidates we may in-license or acquire. Even if we were to successfully achieve regulatory approval of our product candidates, we do not know when any of the product candidates will generate revenue, if at all. Our ability to generate revenue from our product candidates also depends on a number of additional factors, including our ability to:

•	successfully complete development activities, including preclinical development and clinical trials for our product candidates;

•	complete and submit new drug applications to the European Medicines Agency (“EMA”), the Medicines and Healthcare Products Regulatory Agency in the United Kingdom (“MHRA”), the United States Food and Drug Administration (“FDA”), and any other foreign regulatory authorities, and obtain regulatory approval for products for which there is a commercial market;

•	set a commercially viable price for our products;

•	obtain commercial qualities of our products at acceptable cost levels;

•	develop and maintain a commercial organization capable of sales, marketing and distribution in our markets; and

•	obtain adequate reimbursement from third-parties, including government, departments and healthcare payors.

In addition, because of the numerous risks and uncertainties associated with product development, including that our product candidates may not advance through development or achieve the endpoints of applicable clinical trials, we are unable to predict the timing or amount of increased expenses, or when or if we will be able to achieve or maintain profitability. Even if we are able to complete the process described above, we anticipate incurring significant costs associated with commercializing these products.

Even if we are able to generate revenues from the sale of products, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and may be forced to cease or reduce our operations.

Potential investors should be aware of the risks associated with an investment in companies with limited trading histories. There can be no assurance that we will operate profitably, produce a reasonable return, if any, on investment, or remain solvent. If our strategy proves unsuccessful, stockholders could lose all or part of their investment.

If we require or seek to raise additional capital to fund our operations and we fail to obtain necessary financing, we may be unable to complete the development and commercialization of our product candidates.

We expect to continue to spend substantial amounts of our cash resources going forward in order to advance the clinical development of our product candidates and launch and commercialize any product candidates for which we receive regulatory approval.

Until such time as we can generate a sufficient amount of revenue from our products, if ever, we expect that we may finance future cash needs through, among other things, public or private equity or debt offerings. Such offerings may take place in the United Kingdom, the United States or other foreign countries. However, if we are unable to raise capital when needed, in the offerings or in any additional financings we may pursue, or on terms acceptable to us, our business could be significantly harmed. If we raise additional funds through the issuance of debt or additional equity securities, such issuance could result in dilution to our existing shareholders and/or increased fixed payment obligations. Furthermore, these securities may have rights senior to those of our Ordinary Shares and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	any acquisitions and the commercialization of other assets, including those licensed from Novartis Pharma AG (“Novartis”);

•	the initiation, progress, timing, costs and results of clinical trials for our product candidates and future product candidates we may in-license or acquire;

•	the attainment of milestones and the need to make any royalty payments on any of our product candidates or any other future product candidates, including any product candidates derived from our license with Novartis;

•	the number and characteristics of product candidates we in-license or acquire and develop;

•	the outcome, timing and cost of regulatory approvals by the EMA, the MHRA, the FDA and any other comparable foreign regulatory authorities, including the potential for such regulatory authorities to require that we perform more studies, or more costly studies, than those we currently expect;

•	the cost of filing, prosecuting, defending and enforcing any patent claims or other intellectual property rights;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval.

If a lack of available capital means that we are unable to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.

We are exposed to political, regulatory, social and economic risk relating to the United Kingdom’s exit from the European Union.

On June 23, 2016, the United Kingdom government held an in-or-out referendum on the United Kingdom’s membership of the European Union in which voters approved the United Kingdom’s exit from the European Union, commonly referred to as “Brexit.” On March 29, 2017, the United Kingdom formally initiated its withdrawal from the European Union by triggering Article 50 of the Treaty of Lisbon. The United Kingdom had a period of a maximum of two years from the date of its formal notification to negotiate the terms of its withdrawal from, and future relationship with, the European Union. Discussions between the United Kingdom and the European Union focused on finalizing withdrawal issues and transition agreements are ongoing. On April 11, 2019, the European Council, in agreement with the United Kingdom, unanimously agreed to extend the deadline to October 31, 2019. However, ongoing uncertainty within the United Kingdom government and Parliament sustains the possibility of the United Kingdom leaving the European Union without a withdrawal agreement and associated transition period in place, which is likely to cause significant market and economic disruption.

From a regulatory perspective, the United Kingdom’s withdrawal could bear significant complexity and risks.  A basic requirement related to the grant of a marketing authorization for a medicinal product in the European Union is that the applicant is established in the European Union. Following the withdrawal of the United Kingdom from the European Union, marketing authorizations previously granted to applicants established in the United Kingdom may no longer be valid.  Moreover, depending upon the exact terms of the United Kingdom’s withdrawal, the scope of a marketing authorization for a medicinal product granted by the European Commission pursuant to the centralized procedure might not, in the future, include the United Kingdom. In these circumstances, an authorization granted by competent United Kingdom authorities would be required to place medicinal products on the United Kingdom market. In addition, the laws and regulations that will apply after the United Kingdom withdraws from the European Union would affect the manufacturing sites that hold a certification issued by the United Kingdom competent authorities, and vice versa.  Our capability to rely on these manufacturing sites for products intended for the European Union market would also depend upon the exact terms of the United Kingdom withdrawal. A significant portion of our manufacturing infrastructure is located in Spain, which is a member of the European Union. When the United Kingdom ceases to be a member of the European Union, our ability to integrate our United Kingdom and Spanish operations could be adversely affected. For example, depending on the terms of Brexit, we could become subject to export tariffs and regulatory restrictions that could increase the costs and time related to doing business in Spain.

The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal from the European Union. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could significantly increase the complexity of our activities in the European Union and in the United Kingdom, could depress our economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations and reduce the price of our Ordinary Shares and Depositary Shares.

We have recognized material intangible asset impairment losses and may be required to recognize additional non-cash impairment losses in the future.

As of December 31, 2017, in connection with our decision to suspend development of our program for Opsisporin and the resulting reduction in sales forecasts, we recognized an impairment loss for in-process research and development of Opsisporin, resulting in a charge to the income statement of £1.5 million. While Opsisporin is currently outside of our strategic focus, pre-clinical proof of concept studies have been completed and we believe that Opsisporin still has merit and development may be restarted when we have more available resources.

Further, as of December 31, 2016, we recognized an impairment loss for marketing and intangible product rights of £11.4 million, which arose as a result of the underperformance of Oravig, a product marketed by Midatech US, in comparison to forecast sales at the time of acquisition. The underperformance was caused in part by the heavily genericized market in which Oravig is sold. This impairment is included within the £14.0 million loss from discontinued operations disclosed herein.

These charges discussed above and any future impairment charges could materially increase our expenses and reduce our profitability. The process of testing goodwill and intangible assets for impairment involves numerous judgments, assumptions and estimates made by our management including expected future profitability, cash flows and the fair values of assets and liabilities, which inherently reflect a high degree of uncertainty and may be affected by significant variability. If the business climate deteriorates, including the markets in which certain of our products are sold, then actual results may not be consistent with these judgments, assumptions and estimates, and our goodwill and intangible assets may become impaired in future periods. This would in turn have an adverse impact on our financial position and results of operations.

In connection with our sale of Midatech US, we may be subject to significant indemnity obligations.

In connection with our sale of Midatech US to Kanwa Holdings, LP, and pursuant to the terms of the Stock Purchase Agreement dated September 26, 2018, by and among the Company, Midatech US and Kanwa Holdings, LP, we agreed to indemnify Kanwa Holdings, LP from certain breaches of representations and warranties, taxes and other matters, including, but not limited to, any liability related to any prescription drug user fee amounts owed under the Prescription Drug Fee User Act (“PDUFA”) to the FDA by Midatech US for the U.S. government’s fiscal year ended September 30, 2018. While Midatech US and the Company have sought a waiver for such PDUFA user fee, there can be no guarantee that such waiver will be granted. While certain of our indemnity obligations are limited and subject to a cap, any liability related to the PDUFA user fee, should it be subject to an indemnification claim, will not be limited in amount or subject to any cap. To the extent any indemnity obligation is not capped in amount, we may not have sufficient cash flow to make such indemnity payment. Further, we cannot predict the nature of and amount of all indemnity or other obligations we have to Kanwa Holdings, LP. Such payments may be costly and may materially adversely affect our financial condition and results of operations.

Risks Related to Our Business and Industry

Our future success is dependent on product development, regulatory approval and commercialization of our current product candidates and any product candidates we may acquire in the future.

We continue to conduct clinical trials and research and development for our product candidates; however there can be no assurance that any of our targeted developments will be successful. We must develop functional products that address specific market needs. We must therefore engage in new development activities, which may not produce innovative, commercially viable results in a timely manner or at all. In addition, we may not be able to develop new technologies or identify specific market needs that are addressable by our technologies, or technologies available to us. We may encounter delays and incur additional development and production costs and expenses, over and above those expected, in order to develop technologies and products suitable for licensing. If our development program is curtailed due to any of the above issues, this may have a material adverse effect on our business and financial conditions.

Our business is dependent on our ability to complete the development of, obtain regulatory approval for and commercialize our product candidates in a timely manner. We cannot commercialize a product without first obtaining regulatory approval from the appropriate regulatory authorities in a country. Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate with substantial evidence gathered in preclinical and well-controlled clinical studies that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. The process of developing, obtaining regulatory approval for and commercializing product candidates is long, complex and costly. Even if a product candidate were to successfully obtain approval from the EMA, the MHRA, the FDA and/or comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If we are unable to obtain regulatory approval for our product candidates in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of any other product candidate that we are currently developing or that we may in-license or acquire in the future. Furthermore, even if we obtain approval for a product candidate from the regulatory authorities, it is likely that we will need to expand our commercial operations, establish commercially viable pricing and obtain approval for adequate reimbursement from third parties and government departments and healthcare payors for such products. If we are unable to successfully commercialize our current product candidates, we may not be able to earn sufficient revenues to continue our business

Clinical drug development involves a risky, lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of any preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials, even after seeing promising results in earlier clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry, including many with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. For example, in May 2016, we announced that the results of our Phase II dosing study of our transbuccal insulin delivery system, which delivered insulin through the mouth, were unfavorable compared to the traditional sub-cutaneous, or through the skin, insulin delivery system. Our future clinical trial results for our other products and programs may also be unsuccessful.

We have embarked on a clinical trial program for our MTD201 (Q-Octreotide) and MTX110 products, which both commenced their first-in-human studies in the first half of 2018, with MTD201 completing in the third quarter of 2018. The MTX110 clinical study is currently ongoing, and other clinical studies are also expected to commence in 2019. We may experience delays in our ongoing or future clinical trials and we do not know whether planned clinical trials will begin or enroll subjects on time, need to be redesigned or be completed on schedule, if at all. Clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

•	delay or failure in reaching agreement with the applicable regulatory authorities on a trial design that we are able to execute;

•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical study;

•	delay or failure in reaching agreement on acceptable terms with prospective contract research organizations (“CROs”) and clinical trial providers and sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delay or failure in obtaining institutional review board (“IRB”) or the approval of other reviewing entities, including foreign regulatory authorities, to conduct a clinical trial at each site;

•	failure to recruit, or subsequent withdrawal of, clinical trial sites from our clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

•	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

•	delay or failure in having subjects complete a trial or return for post-treatment follow-up;

•	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

•	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication;

•	failure of our third party clinical trial managers or clinical sites to satisfy our contractual duties or meet expected deadlines;

•	failure to receive the recommendation of health technology assessment bodies such as the U.S. Agency for Healthcare Research and Quality, and other relevant international bodies or agencies responsible for pricing and utilization determinations;

•	delay or failure in adding new clinical trial sites;

•	ambiguous or negative interim results, or results that are inconsistent with earlier results;

•	feedback from the EMA, the MHRA, the FDA, the IRB, data safety monitoring boards, or other regulatory authority, or results from earlier stage or concurrent preclinical and clinical studies, which might require modification to the protocol for a given study;

•	decisions by the EMA, the MHRA, the FDA, the IRB, other regulatory authorities, or us, or recommendation by a data safety monitoring board or other regulatory authority, to suspend or terminate a clinical trial at any time for safety issues or for any other reason;

•	unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects;

•	failure to demonstrate a benefit from using a drug over existing marketed products;

•	manufacturing issues, including problems with manufacturing or obtaining from third parties sufficient quantities of raw materials, active pharmaceutical ingredients (“API”) or product candidates for use in clinical trials; and

•	changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Patient and/or volunteer enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of subjects to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, the ability to obtain and maintain patient consents, whether enrolled subjects drop out before completion, competing clinical trials, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. Furthermore, we rely on contract research organizations and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their activities, we have limited influence over their actual performance.

If we experience delays in the completion of, or termination of, any ongoing or future clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials may increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

The regulatory approval processes in the United States and Europe are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business may be substantially harmed.

The time required to obtain approval for a product candidate by the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities is unpredictable, but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. It is possible that none of our existing product candidates or any product candidates we may in-license or acquire and seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval from the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities for many reasons, including:

•	disagreement with the design or implementation of our clinical trials;

•	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

•	failure of clinical trial results to meet the level of statistical significance required for approval;

•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	disagreement with our interpretation of data from preclinical studies or clinical trials;

•	the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a new drug application or other submission or to obtain regulatory approval;

•	disapproval of the manufacturing processes or facilities of third party manufacturers, if any, with whom we contract for clinical and commercial supplies; or

•	changes in approval policies or regulations that render our preclinical and clinical data insufficient for approval.

In addition, the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In addition, if our product candidate produces undesirable side effects or safety issues, the regulatory authorities (the FDA, MHRA, EMA or a comparable foreign regulatory authority) may require the establishment of Risk Evaluation and Mitigation Strategy (“REMS”), which may, for instance, restrict distribution of our products and impose burdensome implementation requirements on us. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval and limit the commercial profile of an approved label, and such side effects or other properties could result in significant negative consequences following any marketing approval of any of our products or product candidates.

Undesirable side effects caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the EMA, the MHRA, the FDA or other comparable foreign regulatory authority. Results of our trials could reveal a high and unacceptable severity and prevalence of side effects or risks associated with a product candidate’s use. In such an event, our trials could be suspended or terminated and the regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, if undesirable side effects of our products are identified following marketing approval, a number of potentially significant negative consequences could result, including:

•	we may suspend marketing of such product;

•	we may be obliged to conduct a product recall or product withdrawal;

•	regulatory authorities may withdraw approvals of such product or may require additional warnings on the label;

•	we may be required to develop a REMS for each product or, if a strategy is already in place, to incorporate additional requirements under the REMS, or to develop a similar strategy as required by a comparable foreign regulatory authority;

•	we may be required to conduct additional post-market studies;

•	we may record significant inventory impairment charges to write down the value of the inventories to estimate net realizable value; and

•	we could be sued and held liable for harm caused to subjects or patients.

Consequently, our reputation and business operations may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product or product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Even if our product candidates receive regulatory approval, they may still face future development, manufacturing and regulatory difficulties.

Our product candidates, if they receive regulatory approval, will be subject to the ongoing requirements of the EMA, the MHPA, the FDA and other regulatory agencies governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. The safety profile of any product is closely monitored by the EMA, the MHRA, the FDA and other regulatory authorities after approval. If the EMA, the MHRA, the FDA or other regulatory authorities become aware of new safety information after approval of any of our products or product candidates, regulatory authorities may require labeling changes or establishment of a risk mitigation strategy or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

In addition, manufacturers of drug and biological products and their facilities are subject to continual review and periodic inspections by the EMA, the MHRA, the FDA and other governmental regulatory authorities for compliance with current good manufacturing practices (“cGMP”) regulations. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If we, our future products or product candidates or the manufacturing facilities for our future product or product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	mandate modifications to, or the withdrawal of, marketing and promotional materials or require us to provide corrective information to healthcare practitioners;

•	require us to enter into a consent decree, which can include the imposition of various fines against us, reimbursements of inspection costs, required due dates for specific actions and penalties for noncompliance;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend, vary or withdraw regulatory approval;

•	suspend any ongoing clinical studies;

•	refuse to approve pending applications or supplements to applications filed by us;

•	suspend or impose restrictions on operations, the products, manufacturing or ourselves;

•	require us to change our product labeling; or

•	seize or detain products, refuse to permit the import or export of products or require us to initiate a product recall.

The occurrence of any of these events or penalties described above may inhibit our ability to commercialize our products and generate revenue.

Any advertising and promotion of any product candidate we may commercialize will be heavily scrutinized.

Advertising and promotion of any of our product candidates we may commercialize will be heavily scrutinized by various regulatory authorities in the jurisdictions in which the product is promoted. Violations of applicable advertising and promotion laws and regulations, including promotion of our products for unapproved (or off-label) uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA and comparable foreign regulatory authorities.

In the United States, engaging in impermissible promotion of approved products for off-label uses can subject us to false claims litigation under federal and state statutes, which, if successful, could result in civil and criminal penalties and fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. These false claims statutes include the federal civil False Claims Act, which allows the federal government or any individual to bring a lawsuit against a pharmaceutical company, on behalf of the federal government, alleging the submission of false or fraudulent claims, or causing the submission of such false or fraudulent claims, for payment of government funds, and any successful individual could share in any judgment or settlement funds. In recent years, False Claims Act lawsuits against pharmaceutical companies have led to several substantial civil and criminal settlements based on certain sales practices promoting off-label drug uses. This growth in litigation has increased the risk that a pharmaceutical company will have to defend a false claim action, pay treble damages and penalties, or agree to comply with burdensome reporting and compliance obligations pursuant to a Corporate Integrity Agreement or other settlement agreement with the U.S. Department of Health and Human Services Office of Inspector General to avoid exclusion from the Medicare, Medicaid, and other federal and state healthcare programs. If we do not lawfully promote our approved products, we may become subject to such litigation and, if we are not successful in defending against such actions, those actions may have a material adverse effect on our business, financial condition and results of operations. Equivalent laws and potential consequences exist in foreign jurisdictions.

Advertising and promotion of our products will be similarly subject to close scrutiny in the European Union. Allegations of off-label promotion of our products could lead to imposition of administrative measures, fines and imprisonment and limitations or restrictions on permitted communications concerning the advertising and promotion of our products.

Our commercialization strategy includes possible revenue generation from product royalty revenue, which could expose us to risks.

Our commercialization strategy includes possible revenue generation from product royalty deals. Specifically, in January 2019, we entered into that certain Licensing, Collaboration and Distribution Agreement (the “CMS Licensing Agreement”) with China Medical System Holdings Limited, CMS Bridging Limited and CMS Medical Hong Kong Limited (each, a “CMS Party”), pursuant to which, among other things, we agreed to license certain of our products to the CMS Parties in exchange for, among other things, royalty revenue. The right to receive possible product royalty revenues in the future may be challenged by the customer or licensee or there may be legal restrictions on the payment of royalties on product sales. Remittance of royalty revenues to us may be restricted from certain territories or subject to withholding taxes that we may not be able to recover or offset.

The commercial success of any of our product candidates we commercialize is not guaranteed.

There can be no assurance that any of our product candidates currently in development will be successfully developed into any commercially viable product or products and/or be manufactured in commercial quantities at an acceptable cost or be marketed successfully and profitably. If we, or our partners, encounter delays at any stage, and fail successfully to address such delays, it may have a material adverse effect on our business, financial condition and prospects. In addition, our success will depend on the market’s acceptance of our products and there can be no guarantee that this acceptance will be forthcoming or that our technologies will succeed as an alternative to competing products. The development of a market for our future products is, and may be, affected by many factors, some of which are beyond our control, including the emergence of newer, more effective technologies and products, and the cost of our products themselves, including the availability of products for which healthcare reimbursement is available. Notwithstanding the technical merits of a product developed or acquired by us, there can be no guarantee that the customer base of our distributors for the products will purchase or continue to purchase the particular product. Demand for our products may also decrease if competitor products are introduced with perceived advantages over our products or product candidates, or governments amend their policies on limiting drug costs or reimbursement practice or other healthcare reform measures within public health provision or private insurance-based models. If a market fails to develop or develops more slowly than anticipated, we may be unable to recover the costs we may have incurred in the development of particular products and may never achieve profitable revenues from that product. In addition, we cannot guarantee that we will continue to identify, develop, manufacture or market our products if market conditions do not support the continuation of such product.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates that we commercialize, we may be unable to generate any revenue.

We are currently in the early stage of our commercial operations and have only a limited operating history on which to base an evaluation of our current business and prospects. In order to market any products that may be approved by the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities, we must establish and/or build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable. We will be competing with many companies that currently have extensive and well-funded sales and marketing operations. Without enhancements to our internal commercial organization or the support of a third party to perform sales and marketing functions, we may be unable to compete successfully against these more established companies.

Some of our revenues are derived, or in the future may be derived, from licensing or collaboration agreements with other organizations and entities, and our commercial success may be subject to capabilities of those organizations and entities to successfully perform pursuant to the licensing and collaboration agreements. Additionally, if we fail to fulfill our obligations pursuant to such agreements, these agreements may be subject to termination.

Some of our revenues are derived from licensing or collaboration agreements with other biopharmaceutical companies, research institutes and universities. Our success may be dependent on these commercial arrangements and on similar arrangements for future exploitation of product candidates in development that have not yet been partnered. Our collaborators have substantial responsibility for some of the development and commercialization of our product candidates. Certain of our collaborators also have significant discretion over the resources they devote to these efforts. The success from any such collaboration, therefore, will in part depend on the ability and efforts of those third parties. We cannot guarantee that these collaborators will devote sufficient resources to collaborations with us or that our product candidates can be developed and commercialized without these collaborators. In addition, there can be no assurance that any company that enters into agreements with us will not pursue alternative technologies, either on our own or in collaboration with others, including our competitors, as a means of developing treatments for the conditions targeted by those products which we have licensed. Some of our collaboration agreements are contracted, and are likely to be contracted in the future, with partners who are in strong negotiating positions and who have greater financial resources than we do. While we seek to negotiate contracts on terms that we consider are the most beneficial to us, a number of existing contracts contain, and we expect that future contracts may contain, what could be considered potentially onerous terms for us, such as (in some cases) on-demand termination, uncapped indemnities, extensive warranties and broad confidentiality restrictions (in terms of scope and time).

If claims on liability and indemnity were to be successfully made under such contracts (i) we could be liable for substantial damage awards that may significantly exceed our liability insurance coverage by unknown but significant amounts; (ii) such claims could result in early termination of contracts; and/or (iii) we could incur financial penalties, all of which could materially and adversely affect our financial condition.

Further, if we fail to meet our obligations under our licensing agreements or collaboration agreements, our licensors or collaborators may have the right to terminate these agreements. Any uncured, material breach under the licenses or collaboration agreements could result in loss of our rights and may lead to a complete termination of our product development and any commercialization efforts for the applicable product candidate.

The pharmaceutical and biotechnology industries are highly competitive.

The development and commercialization of new drug products is highly competitive. Our business faces competition from a range of major and specialty pharmaceutical and biotechnology companies worldwide with respect to our product candidates, and will face competition in the future with respect to any product candidates that we may seek to develop or commercialize.

There are a number of pharmaceutical and biotechnology companies that currently market and sell products or are pursuing development of products similar to our technology and product candidates. With respect to our product candidates, from a technology perspective, we believe other companies using gold nanoparticle technologies include CytImmune Sciences, Inc., and Nanospectra Biosciences, Inc. In oncology, there are marketed nanodrugs on the market including a paclitaxel protein-bound particles for injectable suspension, known by its brand name Abraxane and marketed by Celgene Corporation for breast and various other cancers, doxorubicin HCI liposome injection, known by its brand name Doxil and marketed by Janssen Products for ovarian cancer, lyso-thermosensitive liposomal doxorubicin, known by its brand name ThermoDox and marketed by Celsion Corporation for breast and liver cancer, as well as a number of drugs in development for various cancers at Phase I or II. Our Q-Sphera technology for biodegradable sustained-release formulation takes a microsphere-based approach that is based on a unique combination of microfluidics and 3-D printing. It enables next-generation formulation and engineering. We believe other companies in the sustained release space include GP Pharm, S.A., Peptron, Inc., Graybug, Inc. and Nanomi B.V. In addition, Teva Pharmaceutical Industries, Dr. Reddy’s Laboratories and Mylan N.V. are all believed to be developing a sustained release octreotide injection.

Some of these competitive products and therapies are based on scientific approaches that are the same or similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Our competitors in the biotechnology and pharmaceutical industries may have superior research and development capabilities, products, manufacturing capability or sales and marketing expertise. Many of our competitors may have significantly greater financial and human resources and may have more experience in research and development.

As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than we are able to or may obtain patent protection of other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop products that are more effective, more widely used and less costly than our own products, and may be more successful in manufacturing and marketing their products.

We anticipate that we will face increased competition in the future as new companies enter our markets and alternative products and technologies become available. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

The success of any products we may commercialize will depend on the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community.

Any products that we acquire or bring to the market may not gain market acceptance by physicians, patients, healthcare payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate material product revenues and may not become profitable. The degree of market acceptance of our products and product candidates, if approved for commercial sale, will depend on a number of factors, including, but not limited to:

•	the acceptance of our products by patients and the medical community and the availability, perceived advantages and relative cost, safety and efficacy of alternative and competing treatments;

•	the effectiveness of our marketing, sales and distribution strategy and operations;

•	the prevalence and severity of any side effects;

•	the ability of our third-party manufacturers to manufacture commercial supplies of our products, to remain in good standing with regulatory agencies, and to develop, validate and maintain commercially viable manufacturing processes that are, to the extent required, compliant with cGMP regulations;

•	the degree to which the approved labeling supports promotional initiatives for commercial success;

•	the efficacy and potential advantages of alternative treatments;

•	a continued acceptable safety profile of our products and product candidates;

•	any new or unexpected results from additional clinical trials or further analysis of clinical data of completed clinical trials by us or our competitors;

•	our ability to enforce our intellectual property rights;

•	our ability to avoid third-party patent interference or patent infringement claims;

•	maintaining compliance with all applicable regulatory requirements;

•	the willingness of physicians to prescribe our products; and

•	sufficient coverage or reimbursement by the Centers for Medicare and Medicaid Services (“Centers for Medicare”), other governmental agencies who have authority to approve pricing or reimbursement rates, and third party payors and the willingness and ability of patients to pay for our products.

Any product or product candidate we may commercialize may become subject to unfavorable pricing regulation, third party regulation, third party reimbursement practices or healthcare reform initiatives, which could harm our business.

Our ability to market and commercialize products successfully will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Our future revenues and profitability will be adversely affected if these third-party payors do not sufficiently cover and reimburse the cost of these products and related procedures or services. If these entities do not provide sufficient coverage and reimbursement for any drug products we market, these products may be too costly for general use, and physicians may prescribe them less frequently.

The Medicare program and certain government pricing programs, including the Medicaid drug rebate program, the Public Health Service’s 340B drug pricing program (the “340B program”) and the pricing program under Section 603 of the Veterans Health Care Act of 1992, impact the revenues we may derive from future products that we may commercialize. Any future legislation or regulatory actions altering these programs or imposing new compliance requirements could have a significant adverse effect on our business. There have been, and we expect there will continue to be, a number of legislative and regulatory actions and proposals to control and reduce health care costs. These measures may, among other things: negatively impact the level of reimbursement for pharmaceutical products; require higher levels of cost-sharing by beneficiaries; change the discounts required to be provided by pharmaceutical manufacturers to government payors and/or providers; extend government discounts to additional government programs and/or providers; or reduce the level of reimbursement for health care services and other non-drug items. Any such measures could indirectly impact demand for pharmaceutical products because they can cause payors and providers to apply heightened scrutiny and/or austerity actions to their entire operations, including pharmacy budgets.

Also, the trend toward managed health care in the United States, as well as the implementation of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Affordable Care Act”), and the concurrent growth of organizations such as managed care organizations, accountable care organizations and integrated delivery networks, may result in increased pricing pressures for pharmaceutical products, including any products that may be offered by us in the future. Moreover, legislative and regulatory changes to the Affordable Care Act, including possible repeal, remain possible under the Trump Administration. Certain changes, such as the removal of the Affordable Care Act’s individual health insurance mandate, have already been made by the U.S. Congress via enactment of the Tax Cuts and Jobs Act of 2017 (the “Tax Cuts Act”), and the effects of such legislative changes to the Affordable Care Act are unknown. In addition, third-party payors, in an effort to control costs, are increasingly making patients responsible for a higher percentage of the total cost of drugs in the outpatient setting. This can lower the demand for our products if the increased patient cost sharing obligations are more than they can afford. Individual states’ responses to ongoing financial pressures could also result in measures designed to limit reimbursement, restrict access, or impose broader or deeper discounts on branded pharmaceutical products utilized for Medicaid patients. We are unable to predict what changes in legislation or regulation relating to the health care industry or third-party coverage and reimbursement, including possible repeal of the Affordable Care Act, may be enacted in the future or what effect such legislation or regulation would have on our business.

There may be significant delays in obtaining coverage and reimbursement for any drug for which we obtain approval, and coverage may be more limited than the purposes for which the drug is approved by the EMA, the MHRA, the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacturing, selling and distribution costs. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may only be temporary.

We may experience pricing pressure on the price of any products and products candidates we may commercialize in the future, due to social or political pressure to lower the cost of drugs, which could reduce our revenue and future profitability.

We may experience downward pricing pressure on the price of any product or product candidate we may commercialize in the future, due to social or political pressure to lower the cost of drugs, which could reduce our revenue and future profitability. Recent events have resulted in increased public and governmental scrutiny of the cost of drugs. In particular, U.S. federal prosecutors have issued subpoenas to pharmaceutical companies seeking information about drug pricing practices. The U.S. Senate has, in the past, publicly investigated a number of pharmaceutical companies relating to drug-price increases and pricing practices. Our revenue and future profitability could be negatively affected if these inquiries were to result in legislative or regulatory proposals that limit our ability to increase the prices of our products or any product candidates we may commercialize.

In addition, legislation was previously introduced in the U.S. Congress that would require pharmaceutical manufacturers to justify price increases of more than 10% in a 12-month period, and a large number of individual states have introduced legislation aimed at drug pricing regulation, transparency or both. Our revenue and future profitability could be negatively affected by the passage of these laws or similar federal or state legislation. Pressure from social activist groups and future government regulations may also put downward pressure on the price of drugs, which could result in downward pressure on the prices of any product candidates we may commercialize in the future.

Currently enacted and future legislation in the United Kingdom, United States and other foreign jurisdictions may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

In the United Kingdom, United States and other foreign jurisdictions, legislative and regulatory changes and proposed changes regarding the healthcare system could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any products or product candidates for which we obtain marketing approval.

In the United States, in recent years, Congress has considered reductions in Medicare reimbursement levels for drugs administered by physicians. The Centers for Medicare also has authority to revise reimbursement rates and to implement coverage restrictions for some drugs. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price we can receive for those products. While Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

In March 2010, President Obama signed into law the Affordable Care Act. This law substantially changes the way healthcare is financed by both governmental and private insurers in the United States, and significantly impacts the pharmaceutical industry.  The Affordable Care Act is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms.  The Affordable Care Act expanded manufacturers’ rebate liability under the Medicaid program from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well; increased the minimum Medicaid rebate due for most innovator drugs in general from 15.1% of average manufacturer price (“AMP”) to 23.1% of AMP; and capped the total rebate amount for innovator drugs at 100% of AMP.  The Affordable Care Act and subsequent legislation also changed the definition of AMP.  The Affordable Care Act requires pharmaceutical manufacturers of branded prescription drugs to pay a branded prescription drug fee to the federal government.  Each such manufacturer pays a prorated share of the branded prescription drug fee of $4.1 billion in 2018, based on the dollar value of its branded prescription drug sales to certain federal programs identified in the law.  Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with healthcare practitioners if our product candidates are not approved and marketed in the United States.  The Affordable Care Act also expanded the 340B program to include additional types of covered entities.  Final Centers for Medicare regulations to implement the changes to the Medicaid drug rebate program under the Affordable Care Act became effective on April 1, 2016.  If not repealed or amended, it is likely that the Affordable Care Act will continue the pressure on pharmaceutical pricing, especially under the Medicare and Medicaid programs, and may also increase our regulatory burdens and operating costs.

In addition, other legislative changes have been adopted since the Affordable Care Act was enacted. Beginning April 1, 2013, Medicare payments for all items and services, including drugs and biologics, were reduced by 2% under the sequestration (i.e., automatic spending reductions) required by the Budget Control Act of 2011, as amended by the American Taxpayer Relief Act of 2012.  Subsequent legislation extended the 2% reduction, on average, to 2025.  This could cause Medicare Part D plans to seek lower prices from manufacturers. Even if favorable coverage and reimbursement status is attained for our products, less favorable coverage policies and reimbursement rates may be implemented in the future.

As previously noted, in December 2017, the Tax Cuts Act repealed the Affordable Care Act’s penalties against individuals for failure to purchase health insurance, commonly known as the individual mandate, effective January 1, 2019. The repeal of the individual mandate will likely cause fewer Americans to be insured in the future, as compared with the prior version of the law. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain Affordable Care Act-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”  Congress could consider other legislation to repeal or replace certain elements of the Affordable Care Act. We ultimately cannot predict with any assurance the ultimate effect of changes to the Affordable Care Act on us, nor can we provide any assurance that recent or future changes to the Affordable Care Act provisions will not have an adverse effect on its business, financial condition, results of operations, cash flows and the trading price of our Ordinary Shares or Depositary Shares, as well as anticipated revenue from product candidates that we may successfully develop and for which we may obtain marketing approval. The scope of potential future legislation to further amend the Affordable Care Act provisions is highly uncertain in many respects, as is the effect of such future legislation on our business and prospects. It is possible that some of the Affordable Care Act provisions that generally are not favorable for the research-based pharmaceutical industry could also be repealed along with Affordable Care Act coverage expansion provisions.

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

In many European Union member states and signatories, a separate cost/benefit analysis may be required or requested (not a legal requirement) in order for prescribed products to be reimbursed. In the United Kingdom, most new medicines undergo an assessment by the United Kingdom National Institute for Health and Care Excellence (“NICE”), which will issue guidance on if and how to use the product in the National Health Service (“NHS”) in England and Wales. This decision is largely based on the opinion of NICE regarding clinical effectiveness and cost effectiveness relative to alternative therapies. NICE appraisals follow a comprehensive and inclusive process including consultations with and contributions from stakeholders. Clinicians are expected to take NICE’s guidance into account when making prescribing decisions. Where NICE issues a positive recommendation, NHS bodies are required to make funding available to cover the cost of the product as a treatment option, consistent with NICE’s guidance. In contrast, products which are not recommended by NICE are generally not funded on a routine basis.

We cannot be sure whether additional legislative changes will be enacted, or whether the FDA or other jurisdictional regulations, guidance or interpretations will be changed, or what the impact of such changes (or in some instances, current regulations, guidance or interpretations) on the marketing approvals of our products or product candidates, if any, may be.

We are subject to environmental laws and regulations that govern the use, storage, handling and disposal of hazardous materials and other waste products.

We are subject to environmental laws and regulations governing the use, storage, handling and disposal of hazardous materials and other waste products. We have health and safety policies and procedures in place to assess the risks associated with use of hazardous materials, and the assessment includes information for employees on how the substances should be used to avoid contamination of the environment and inadvertent exposure to themselves and their colleagues. Despite our precautions for handling and disposing of these materials, we cannot eliminate the risk of accidental contamination or injury. In the event of a hazardous waste spill or other accident, we could be liable for damages, penalties or other forms of censure. If we fail to comply with any laws or regulations, or if an accident occurs, we may have to pay significant penalties and may be held liable for any damages that result. This liability could exceed our financial resources and could harm our reputation. We may also have to incur significant additional costs to comply with current or future environmental laws and regulations. Our failure to comply with any government regulation applicable to our laboratory and the materials used in our laboratory may adversely affect our ability to develop, produce, market or partner any products we may commercialize or develop.

Our success depends in part on our ability to protect rights in our intellectual property, which cannot be assured.

Our success and ability to compete effectively are in large part dependent upon exploitation of proprietary technologies and products that we have developed internally or have acquired or in- licensed. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures, non-compete and/or work for hire invention assignment agreements and licensing arrangements with our employees, consultants, contractors, customers and vendors, to establish and protect our rights to our technology and, to the best extent possible, control the access to and distribution of our technology, software, documentation and other proprietary information, all of which offer only limited protection. Where we have the right to do so under our agreements, we seek to protect our proprietary position by filing patent applications in the United States, the United Kingdom and worldwide related to our novel technologies and products that are important to our business. The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patents, including those patent rights licensed to us by third parties, are highly uncertain. There can be no assurance that:

•	the scope of our patents provides and will provide us with exclusivity with respect to any or all of our products and technologies, as well as any other technologies and/or products that address the same problems as our technologies and products by a different means, whether in the same manner as us or not;

•	pending or future patent applications will be issued as patents;

•	our patents, and/or those patents to which we are licensed, are and will remain valid and enforceable and will not be subject to invalidity or revocation proceedings and that such proceedings will not result in a complete or partial loss of rights;

•	our entitlement to exploit patents from time to time (including patents registered solely in our name or our affiliates’ name or in the joint names of Midatech or an affiliate and a third party or patents which are licensed to us) is and will be sufficient to protect our core intellectual property rights against third parties, our commercial activities from competition or to support comprehensively our ability to develop and market our proposed products either now or in the future;

•	the lack of any particular patents or rights to exploit any particular patents, and the scope of our patents, will not have a material adverse effect on our ability to develop and market our proposed products, either now or in the future;

•	we have or will have the resources to pursue any infringer of: (i) patents registered in our name (whether solely or jointly with a third party) from time to time; or (ii) patents licensed to us where we or an affiliate have the financial responsibility to bring such infringement actions pursuant to the relevant license agreement;

•	we will develop technologies or products which are patentable, either alone or in conjunction with third parties;

•	the ownership, scope or validity of any patents registered in our name (either solely or jointly) from time to time will not be challenged by third parties, including parties with whom we, or any affiliate, have entered into collaboration projects or co-ownership arrangements and that any such challenge will not be successful;

•	any patent or patent application owned solely or jointly by us will not be challenged on grounds that we failed to identify the correct inventors or that we failed to comply with our duty of disclosure to the United States Patent and Trademark Office or any equivalent office in a foreign jurisdiction having a disclosure requirement;

•	any issued patent in our sole or joint name from time to time will not be challenged in one or more post-grant proceedings, including but not limited to inter partes review, derivation proceedings, interferences, and that like; and that any such challenge will not result in a complete or partial loss of rights to such issued patent or patents;

•	any patent applications in our sole or joint name from time to time will not be opposed by any third party, including parties to collaboration, co-existence and any other contractual relationship with us or any of its members;

•	the license agreements between us and third parties are and will be valid and subsisting in the future or until their expiry dates, and that we have complied with our contractual obligations under the license agreements;

•	all intellectual property capable of being commercialized that is or has been generated pursuant to collaboration agreements between us and third parties will be or has been identified;

•	all intellectual property generated pursuant to collaboration agreements and to which we have a contractual entitlement or generated by employees has been lawfully assigned into our sole name (or to one of our subsidiaries);

•	in respect of all intellectual property generated pursuant to a collaboration agreement between us and a third party to which we and that third party have a joint contractual entitlement, that such intellectual property has been lawfully assigned into joint names and the rights between us and that third party are properly regulated by a co-ownership agreement; and

•	beyond contractual warranties, the licensors of intellectual property to us or our affiliates own the relevant patents and that those patents have not and will not be the subject of, or subject to, infringement, invalidity or revocation actions.

The steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, both inside and outside of the United Kingdom and United States. The rights already granted under any of our currently issued patents and those that may be granted under future issued patents may not provide us with the proprietary protection or competitive advantages we are seeking. If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficient, our competitors could develop and commercialize technology and products similar or superior to ours, and our ability to successfully commercialize our technology and products may be adversely affected.

With respect to patent rights, we do not know whether any of the pending patent applications for any of our licensed compounds will result in the issuance of patents that protect our technology or products, or which will effectively prevent others from commercializing competitive technologies and products. Although we have a number of issued patents covering our technology, our pending applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Further, the examination process may require us to narrow the claims, which may limit the scope of patent protection that may be obtained. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patents that we own or have licensed from third parties may be challenged in the courts or patent offices in the European Union, United Kingdom, the United States and other foreign jurisdictions. Overall, such challenges may result in the loss of patent protection, the narrowing of claims in such patents, or the invalidity or unenforceability of such patents, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection for our technology and products. Protecting against the unauthorized use of our patented technology, trademarks and other intellectual property rights is expensive, difficult and may in some cases not be possible. In some cases, it may be difficult or impossible to detect third party infringement or misappropriation of our intellectual property rights, even in relation to issued patent claims, and proving any such infringement may be even more difficult.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of inventions made in the course of our development and commercialization activities before it is too late to obtain patent protection on them. Further, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms where they are available in any countries where we are prosecuting patents. However, the applicable authorities, including the FDA in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case. Changes in either the patent laws or interpretation of the patent laws in the European Union, the United Kingdom, the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United Kingdom or the United States, and these foreign laws may also be subject to change. Publication of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications typically are not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

Previously, in the United States, assuming the other requirements for patentability are met, the first to make the claimed invention was entitled to the patent. Outside the United States, the first to file a patent application is entitled to the patent. In March 2013, the United States transitioned to a “first to file” system in which the first inventor to file a patent application will be entitled to the patent. Under either the previous or current system, third parties will be allowed to submit prior art prior to the issuance of a patent by the United States Patent and Trademark Office, and may become involved in opposition, derivation, reexamination, inter-partes review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, which could adversely affect our competitive position with respect to third parties.

Our commercial success depends, in part, upon our not infringing intellectual property rights owned by others.

Although we believe that we have proprietary platforms for our technologies and product candidates, we cannot determine with certainty whether any existing third party patents or the issuance of any third party patents in the future would require us to alter our technology, obtain licenses or cease certain activities. We may become subject to claims by third parties that our technology infringes their intellectual property rights, in which case we will have no option other than to defend the allegation, which may be possible to resolve through negotiation or which might result in court proceedings. An adverse outcome in any of these circumstances is that we might be subject to significant liabilities, be required to cease using a technology or to pay license fees (both prospectively and retrospectively); and may be subject to the payment of significant damages. We could incur substantial costs in any litigation or other proceedings relating to patent rights, even if it is resolved in our favor. If the proceedings occur in the United States, it is likely that we will be responsible for our own legal costs, no matter the outcome of the litigation. In contrast, in the United Kingdom, the losing party typically is ordered to pay the winning party’s costs, although it is rare to have a complete recovery of all costs from the losing side. Some of our competitors may be able to sustain the costs of complex litigation more effectively or for a longer time than we can because of their substantially greater resources. In addition, uncertainties or threatened or actual disputes relating to any patent, patent application or other intellectual property right (including confidential information) could have a material adverse effect on our ability to market a product, enter into collaborations in respect of the affected products, or raise additional funds.

The policing of unauthorized use of our patented technologies and product candidates is difficult and expensive. There can be no assurance that the steps we take will prevent misappropriation of, or prevent an unauthorized third party from obtaining or using, the technologies, know-how and products we rely on. In addition, effective protection may be unavailable or limited in some jurisdictions. Any misappropriation of our proprietary technology, products and intellectual property could have a negative impact on our business and our operating results. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity or scope of the proprietary rights of others. Litigation could cause us to incur substantial costs and divert resources and management attention away from our daily business and there can be no guarantees as to the outcome of any such litigation. In addition, a defendant in any such litigation may counterclaim against us, resulting in additional time and expense to defend against such a counterclaim, which defense may not be successful.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe on our patents or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. This can be expensive and time consuming. Many of our current and potential competitors have the ability to dedicate substantially greater resources to defend our intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates, and to use our proprietary technologies without infringing the proprietary rights of third parties. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and commercializing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated our confidential information or trade secrets could have a similar negative impact on our business.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies. Some of these employees, including members of our senior management, executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. We are not aware of any threatened or pending claims related to these matters or concerning the agreements with our senior management, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a potential distraction to management.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. In addition, a court may determine that we failed to take adequate steps to protect our trade secrets, in which case it may not be possible to enforce our trade secret rights. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some may be less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position.

We may face product liability claims stemming from our future products.

In carrying out our activities, we may potentially face contractual and statutory claims, or other types of claims from customers, suppliers and/or investors. In addition, we are exposed to potential product liability risks that are inherent in the research, development, production and supply of products. Subjects enrolled in our clinical trials, consumers, healthcare providers or other persons administering or selling products based on our and our collaborators’ technology may be able to bring claims against us based on the use of such products. If we cannot successfully defend ourselves against claims that any products we may commercialize caused injuries, we could incur substantial costs and liabilities. Irrespective of their merits or actual outcome, liability claims may result in:

•	decreased demand for any product candidates or product that we may develop;

•	significant negative media attention and injury to our reputation;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial subjects or patients;

•	loss of revenue;

•	diversion of management and scientific resources from our business operations; and

•	the inability to commercialize any products that we may develop.

We have obtained product liability insurance coverage with a £8.0 million annual aggregate coverage. Our insurance coverage may not be sufficient to cover our entire product liability related expenses or losses and may not cover us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost, in sufficient amounts or upon adequate terms to protect us against losses due to product liability. If we determine that it is prudent to increase our product liability coverage based on sales of our products, we may be unable to obtain this increased product liability insurance on commercially reasonable terms or at all. Large judgments have been awarded in class action or individual lawsuits based on drugs that had unanticipated side effects, including side effects that may be less severe than those of our products. A successful product liability claim or series of claims brought against us could cause the price of the Ordinary Shares and/or American Depositary Shares to decline and, if judgments exceed our insurance coverage, could decrease our cash and have a material adverse effect our business, results of operations, financial condition and prospects.

Our future products may be faced with recalls.

We may be faced with the necessity of recalling one or more of our future products or batches of products from the market. This necessity may also occur if no de facto product property exists that makes a recall obligatory, in particular a side effect or defect, but rather if such a property is merely suspected of being present. A recall may result in loss of revenue, damage to reputation and consequential fall in cash flow, and product supply interruption, among other things. Affected products could not be sold any longer, and moreover, trust among, in particular, doctors and patients could be affected, which could lead to reductions in sales or profits. Further, options for refinancing on the capital market could be negatively affected or even excluded.

We rely on third parties to conduct our preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We are, and may continue to be, reliant on other parties for the successful development and commercialization of many of our product candidates. We rely upon CROs for the conduct of our clinical studies. We rely on these parties for execution of our preclinical and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs or collaboration partners does not relieve us of our regulatory responsibilities. We also rely on third parties to assist in conducting our preclinical studies in accordance with Good Laboratory Practices and requirements with respect to animal welfare. We and our CROs or collaboration partners are required to comply with Good Clinical Practices (“GCP”), which are regulations and guidelines enforced by the MHRA, the FDA, the EMA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or partners fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the EMA, the MHPA, the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be assured that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements. In addition, our clinical trials must be conducted with product produced under cGMP requirements. Failure to comply with these regulations may require us to repeat preclinical and clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and except for remedies available to us under such agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our on-going clinical, nonclinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, then our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

Because we have relied on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third party providers. To the extent we are unable to identify and successfully manage the performance of third party service providers in the future, our business may be adversely affected. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We are dependent on third party suppliers, and if we experience problems with any of these third parties, the manufacturing of our product candidates or products could be delayed, which could harm our results of operations.

We are also dependent upon certain qualified suppliers, of which there are a limited number, for the supply of raw materials, components, devices and manufacturing equipment. Additionally, these suppliers may also have downstream suppliers who supply materials, components, devices and manufacturing equipment, which may indirectly impact our business operations. We may also become dependent in the future on third party contract manufacturing organizations for the production of our product candidates for commercial sale. Thus, the success of our business may be adversely affected by the underperformance of third parties, exploitation by third parties of our commercial dependence and by unforeseen interruptions to third parties’ businesses. Although the existence of several alternative suppliers for each function mitigates the risks associated with this dependence, as does the availability of commercial insurance in respect of the impact of accidental events, the failure of a third party to properly to carry out their contractual duties or regulatory obligations could be highly disruptive to our business. Supply chain failures can result in significant clinical or commercial supply interruptions which could materially hamper our ability to conduct clinical trials or to supply adequate commercial supplies, and efforts to qualify new suppliers can be costly and time consuming. Further, any action taken by a third party that is detrimental to our reputation could have a negative impact on our ability to register our trademarks and/or market and sell our products.

In the future, we intend to license certain of our products to other companies for later stages of development and subsequent marketing, and consequently we will be increasingly reliant on securing and retaining such partners once our products advance through the development process. There can be no assurance that we will be able to secure such partners or that, once secured, our partners will continue to make the necessary and timely investments in our products to complete their development in the expected time and achieve commercial success.

Our counterparties may become insolvent.

There is a risk that parties with whom we trade or have other business relationships with (including partners, joint venturers, customers, suppliers, subcontractors and other parties) may become insolvent. This may be due to general economic conditions or factors specific to that company. In the event that a party with whom we trade becomes insolvent, this could have an adverse impact on our revenues and profitability.

We may lose our sterile production license and may encounter unexpected difficulties in the scale-up of production to viable clinical trial or commercialization levels.

We completed a major upgrade of our infrastructure in Spain in September 2014 by integrating a separated sterile production unit within the manufacturing containment area. Through integrating the separated sterile production unit within the manufacturing facility, we can produce clinical candidate compounds under sterile conditions, allowing us to clinically test and evaluate candidate gold nanoparticles-based cancer therapies, which are administered by intravenous injection. A further upgrade was completed in December 2016 with the addition of a non-sterile production unit for our sustained release products. The Spanish regulatory authority grants us the requisite licenses necessary for the activities that occur at this facility. If the Spanish regulatory authority were to revoke or fail to issue the requisite licenses, we may need to outsource our requirements of the sterile production and cGMP manufacturing, which will increase our reliance on third parties to manufacture the candidate compounds to the required standards, and will be therefore be at risk of underperformance and unforeseen interruptions, which could adversely affect our business and financial performance.

Because of the complex nature of our product candidates, we may not be able to manufacture the product candidates in a timely manner at cost or in quantities necessary to successfully commercialize our products. Certain of our product candidates have historically only been manufactured in small quantities. Later stage development and commercial supply of such products will require us to scale up the manufacture of our products. There can be no assurance that this can be successfully completed or that, if completed, it will result in commercially acceptable manufacturing costs.

Our relationships with customers and third party payors are subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third party payors play a primary role in the recommendation and prescription of any of our products or any product candidate for which we obtain marketing approval. Our arrangements with third party payors and customers exposes us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we will market, sell and distribute our products for which we obtain marketing approval.

The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance or reporting requirements in multiple jurisdictions increase the possibility that a healthcare or pharmaceutical company may fail to comply fully with such laws and regulations. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with applicable fraud and abuse or other healthcare laws and regulations or guidance. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid in the United States, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business is found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our financial condition and divert resources and the attention of our management from operating our business.

We are subject to cybersecurity risks and other cyber incidents, including the misappropriation of our information and other breaches of information security that may result in disruption and the incurrence of costs in an effort to minimize those risks.

In the normal course of conducting our business, we collect and store sensitive data on our networks, including intellectual property, personal information of our employees, and our proprietary business information and that of our customers, vendors and business partners.  Despite the security measures we have in place and any additional measures we may implement in the future to safeguard our systems and to mitigate potential security risks, our facilities and systems, and those of our third-party service providers, could be vulnerable to security breaches, computer viruses, lost or misplaced data, programming errors, human errors, acts of vandalism or other events. Any steps we take to deter and mitigate these risks may not be successful and may cause us to incur increasing costs. Any disruption of our systems or security breach or event resulting in the misappropriation, loss or other unauthorized disclosure of confidential information, whether by us directly or by our third-party service providers, could damage our reputation, result in the incurrence of costs, expose us to the risks of litigation and liability, result in regulatory penalties under laws that protect privacy of personal information, disrupt our business or otherwise affect our results of operations.

Regulatory, legislative or self-regulatory/standard developments regarding privacy and data security matters could adversely affect our ability to conduct our business.

In the European Union, the General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, may increase our burden of regulatory compliance and require us to change certain of our privacy and data security practices in order to achieve compliance. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that European Union member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure for non-compliance. We do not routinely handle or process personal data, although we do maintain a database of employee information; however, since the GDPR only came into effect recently, the potential risks associated with non-compliance therewith are uniquely difficult to predict.

We are currently undergoing a leadership transition and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified scientists, key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.

On May 31, 2018, Dr. James Phillips, our then-Chief Executive Officer and member of the Board of Directors, stepped down from all of his positions with the Company and its subsidiaries. Dr. Craig Cook, formerly our Chief Operating Officer and Head of Research and Development, was appointed by the Board of Directors to succeed Dr. Phillips.  Further, on February 26, 2019, three of our non-executive directors, John Johnston, Michele Luzi, and Pavlo Protopapa, resigned, and we appointed Dr. Huaizheng Peng to the Board of Directors. While we have confidence in Dr. Cook and our remaining leadership team, including the Board of Directors, the uncertainty inherent in this ongoing leadership transition may be difficult to manage, may cause concerns from third parties with whom we do business, and may increase the likelihood of turnover of other key officers and employees.

In addition, our future development and prospects depend to a large degree on the experience, performance and continued service of our senior management team, including members of our Board of Directors. We have invested in our management team at all levels. We have entered into contractual arrangements with our directors and senior management team with the aim of securing the services of each of them. However, retention of these services or the identification of suitable replacements cannot be guaranteed. There can be no guarantee that the services of the current directors and senior management team will be retained, or that suitably skilled and qualified individuals can be identified and employed, which may adversely impact our ability to develop our technologies and/or provide our services at the time requested by our customers or our ability to market our services and technologies, and otherwise to grow our business, could be impaired. The loss of the services of any of the directors or other members of the senior management team and the costs of recruiting replacements may have a material adverse effect on us and our commercial and financial performance.

The ability to continue to attract and retain employees with the appropriate expertise and skills also cannot be guaranteed. Finding and hiring any additional personnel and replacements could be costly and might require us to grant significant equity awards or other incentive compensation, which could adversely impact our financial results, and there can be no assurance that we will have sufficient financial resources to do so. Effective product development and innovation, upon which our success is dependent, is in turn dependent upon attracting and retaining talented technical and scientific personnel, who represent a significant asset and serve as the source of our technological and product innovations. If we are unable to hire, train and retain such personnel in a timely manner, the development and introduction of our products could be delayed and our ability to sell our products and otherwise to grow our business will be impaired and the delay and inability may have a detrimental effect upon our performance.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with applicable regulations, provide accurate information to regulatory authorities, comply with manufacturing standards, comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we have taken to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Unexpected facility shutdowns or system failures may occur and our disaster recovery plans may not be sufficient.

We depend on the performance, reliability and availability of our properties, plant, machinery, and laboratory equipment and information technology systems. We may not be able to access our facilities as a result of events beyond our control, such as extreme weather conditions, flood, fire, theft, terrorism and acts of God. Any damage to or failure of our equipment and/or systems could also result in disruptions to our operations. A complete or partial failure of our information technology systems, or those of our CROs and other third parties on which we rely, or corruption of data could result in our inability to access information that we need in order to meet our obligations to our customers or a breach of confidentiality with respect to our or our customers’ proprietary information. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Our disaster recovery plans may not adequately address every potential event and our insurance policies may not cover any loss in full or in part (including losses resulting from business interruptions) or damage that we suffer fully or at all. The occurrence of one or more of these events could have a material adverse effect on our business, financial position, reputation or prospects, and might lead to a claim for damages.

Our business may be adversely affected by economic conditions and current economic weakness.

Any economic downturn either globally, regionally or locally in any country in which we operate may have an adverse effect on the demand for our products. A more prolonged economic downturn may lead to an overall decline in our sales, limiting our ability to generate a profit and positive cash flow. The markets in which we expect to offer our products are directly affected by many national and international factors that are beyond our control, such as political, economic, currency, social and other factors.

We are exposed to the risks of doing business internationally.

We currently operate in a number of countries in Europe. Our international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to, risks regarding:

•	currency exchange rate fluctuations;

•	restrictions on repatriation of earnings;

•	efforts to develop an international sales, marketing and distribution organization, which may increase our expenses, divert management’s attention from the acquisition or development of product candidates or cause us to forgo profitable licensing opportunities in these geographies;

•	difficulty of effective enforcement of contractual provisions in local jurisdictions;

•	inadequate intellectual property (including confidentiality) protection in foreign countries;

•	trade-protection measures, import or export licensing requirements and fines, penalties or suspension or revocation of export privileges; and

•	changes in a specific country’s or a region’s political or economic conditions, particularly in emerging markets.

The occurrence of any of these events or conditions could adversely affect our ability to increase or maintain our operations in various countries.

We have undertaken, and may in the future undertake, additional strategic acquisitions. Failure to integrate acquisitions could adversely affect our value.

One of the ways we have grown our pipeline and business in the past is through strategic acquisitions, such as our acquisition of DARA. We may, from time to time, evaluate additional acquisition opportunities, and may, in the future, strategically make further acquisitions of, and investments in, businesses and technologies when we believe the opportunity is advantageous to our prospects. There can be no assurance that in the future we will be able to find appropriate acquisitions or investments. In connection with these acquisitions or investments, we may:

•	issue stock that would dilute our shareholders’ percentage of ownership;

•	be obligated to make milestone or other contingent or non-contingent payments;

•	incur debt and assume liabilities; and

•	incur amortization expenses related to intangible assets or incur large and immediate write-offs.

We also may be unable to find suitable acquisition candidates and may not be able to complete acquisitions on favorable terms, if at all. If we do complete an acquisition, this may not ultimately strengthen our competitive position or ensure that we will not be viewed negatively by customers, financial markets or investors. Further, acquisitions could also pose numerous additional risks to our operations, including:

•	problems integrating the purchased business, products or technologies, including the failure to achieve the expected benefits and synergies;

•	increases to our expenses;

•	the failure to have discovered undisclosed liabilities of the acquired asset or company;

•	diversion of management’s attention from their day-to-day responsibilities;

•	harm to our operating results or financial condition;

•	entrance into markets in which we have limited or no prior experience; and

•	potential loss of key employees, particularly those of the acquired entity.

We may not be able to complete one or more acquisitions or effectively integrate the operations, products or personnel gained through any such acquisition without a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks related to currency exchange rates.

We conduct a significant portion of our operations outside of the United Kingdom. Because we use the British pound sterling as our financial statement reporting currency, changes in currency exchange rates have had and could have a significant effect on our operating results when our operating results are translated from the local currency into the British pound sterling. Exchange rate fluctuations between local currencies and the British pound sterling create risk in several ways, including the following: weakening of the British pound sterling, as seen, for example, following the results of the Brexit referendum, may increase the British pound sterling cost of overseas research and development expenses and the cost of sourced product components outside the United Kingdom; strengthening of the British pound sterling may decrease the value of our revenues denominated in other currencies; the exchange rates on non-sterling transactions and cash deposits can distort our financial results; and commercial pricing and profit margins are affected by currency fluctuations. Future changes in currency exchange rates could have a material adverse effect on our financial results.

The ownership of a significant portion of our outstanding ordinary shares by Chinese entities may expose us to greater regulatory scrutiny.

At various times during recent years, the governments of the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China could adversely affect our ability to successfully conduct our business in China or the United States, the market price of our ordinary shares or American Depositary Shares and our ability to access the capital markets in the United States. Also, as a result of recent controversies involving Chinese controlled companies, it is possible that such companies have come under increased scrutiny in the United States and other countries, including the united Kingdom. If we become subject to enhanced regulatory review and oversight, responding to such review and oversight may be expensive and time consuming and may have a material adverse effect on our operations, even if we otherwise have complied with all legal and regulatory requirements.

Risks Related to Ownership of Our Securities

The price of our Ordinary Shares and Depositary Shares may be volatile.

Each Depositary Share represents 20 Ordinary Shares. A public market has only been established for the Depositary Shares since December 2015, and such a market may not be sustained. Both the United States and United Kingdom stock markets have experienced significant volatility, including in pharmaceutical and biotechnology stocks. In particular, the closing price of our ordinary shares on the AIM Market of the London Stock Exchange (“AIM”) has fluctuated between £0.0375 and £3.30 between December 8, 2014 and April 26, 2019, and the closing price of our Depositary Shares on the NASDAQ Capital Market has fluctuated between $1.08 and $73.50 between December 7, 2015 and April 26, 2019 (as adjusted for our Depositary Share consolidation).

In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Annual Report on Form 20-F, the factors that could cause volatility in the market price of each Ordinary Share and the Depositary Shares include:

•	the success of competitive products or technologies;

•	regulatory actions with respect to our future products or our competitors’ products;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	the progress of preclinical development, laboratory testing and clinical trials of our product candidates or those of our competitors;

•	the results from our clinical programs and any future trials we may conduct;

•	developments in the clinical trials of potentially similar competitive products;

•	EMA, FDA or international regulatory or legal developments;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	developments or disputes concerning patent applications, issued patents or other proprietary intellectual property rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	litigation or public concern about the safety of our products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	actual and anticipated fluctuations in our operating results;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	announcements or expectations of additional financing efforts;

•	rumors relating to us or our competitors;

•	sales of our Ordinary Shares or Depositary Shares by us, our insiders or our other shareholders;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	third party reimbursement policies;

•	Brexit and any resulting economic or currency volatility;

•	developments concerning current or future collaborations, strategic alliances, joint ventures or similar relationships; and

•	reviews of long-term values of our assets, which could lead to impairment charges that could reduce our earnings.

In addition, the stock market in general, the NASDAQ Stock Market LLC (“NASDAQ”), and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.  Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance.  The realization of any of the above risks or any of a broad range of other risks, including those described in these “Risk Factors,” could have a dramatic and material adverse impact on the market price of our Ordinary Shares and American Depositary Shares.

Forecasting sales of our product candidates, if approved, may be difficult, and if our revenue projections are inaccurate, our business may be harmed and our stock price may decline.

Sales of any product candidates we may commercialize in the future are and will be difficult to forecast.  Factors that increase the difficulty of forecasting sales of each of our current and future products include the following:

•	the cost and availability of reimbursement for the product;

•	treatment guidelines issued by government and non-government agencies in the United States, the United Kingdom and other foreign jurisdictions;

•	the timing of market entry relative to competitive products;

•	the availability of alternative therapies;

•	the price of the product relative to alternative therapies, including generic versions of products that compete with our product;

•	the rates of returns and rebates;

•	uncertainty about the pace of acceptance of the product;

•	the ability of our third-party manufacturers to manufacture and deliver the product in commercially sufficient quantities;

•	the ability of our third-party distributors and wholesalers to process orders in a timely manner and satisfy their obligations to us;

•	the extent and success of our marketing efforts; and

•	potential side effects or unfavorable publicity concerning our product or similar products.

The extent to which any of these or other factors individually or in the aggregate may impact future sales of our products is uncertain and difficult to predict.  Our management must make forecasting decisions regarding future revenue in the course of business planning despite this uncertainty, and actual results of operations may deviate materially from projected results.  If our revenues from product sales are lower than we anticipate, we will incur costs in the short term that will result in losses that are unavoidable.  A shortfall in revenue would have a direct impact on our expected cash flow, our stock price and on our business generally.  Furthermore, to the extent that any projections we disclosed publicly regarding future product sales or our financial performance are incorrect, including as a result of the challenges in forecasting such sales, our stock price could be adversely affected, and we could be subject to an increased risk of litigation.  In addition, fluctuations in our results can adversely and significantly affect the market price of our Ordinary Shares and Depositary Shares.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our Ordinary Shares and Depositary Shares may be volatile, and in the past, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

China Medical Systems Holdings Limited and A&B (HK) Company Ltd. beneficially own a significant interest in our Ordinary Shares. As a result, they are able to exert control over us, and their interests may conflict with the interests of our other stockholders.

On February 26, 2019, we issued an aggregate of 207,792,206 Ordinary Shares to CMS Medical Ventures Investment (HK) Limited (“CMS HK”) and A&B (HK) Company Limited (“A&B HK,” and collectively with CMS HK, the “CMS Stockholders”), each of whom are affiliated entities of the other and of China Medical System Holdings Limited (“CMS”). In addition, the CMS Stockholders also received warrants to acquire 207,792,206 ordinary shares, if such warrants are exercised. Based upon this, the CMS Stockholders collectively control approximately 50.8% of the voting power of our ordinary shares as of such date (67% if the warrants held by the CMS Stockholders (and no other warrants) were exercised as of such date) and are able to exert substantial influence over us, including the election of our directors and most matters requiring board or stockholder approval, including business strategies, mergers, business combinations, acquisitions or dispositions of significant assets, issuances of common stock, incurrence of debt or other financing and the payment of dividends. A controlling or significant stockholder may have the effect of making it difficult for a third party to seek, or may discourage or delay a third party from seeking, to acquire a majority of our outstanding ordinary shares, which could adversely affect the market price of our Ordinary Shares or Depositary Shares. The CMS Stockholders maintain separate business operations from us. As a result, their interests may not always be consistent with the interests of our other stockholders. To the extent that conflicts of interest may arise among us, the CMS Stockholders and their affiliates, those conflicts may be resolved in a manner adverse to our other stockholders.

The Depositary Shares may not be as liquid as Ordinary Shares.

Some companies that have issued American depositary shares on United States stock exchanges have experienced lower levels of liquidity in their American depositary shares than is the case for their ordinary shares listed on their domestic exchange. Although the Depositary Shares now trade on the NASDAQ Capital Market, an active trading market for the Depositary Shares may not be sustained. It may be difficult for you to sell your Depositary Shares without depressing the market price for the Depositary Shares or at all. As a result of these and other factors, you may not be able to sell your Depositary Shares. In addition, investors may incur higher transaction costs when buying and selling Depositary Shares than they would incur in buying and selling common stock.

Further, an inactive market may also impair our ability to raise capital by selling Depositary Shares and ordinary shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our ordinary shares as consideration.

Our Ordinary Shares and Depositary Shares trade on two different markets, and this may result in price variations and regulatory compliance issues.

Depositary Shares representing our Ordinary Shares are listed for trading on the NASDAQ Capital Market and our Ordinary Shares are traded on AIM. Trading in our securities on these markets is made in different currencies and at different times, including as a result of different time zones, different trading days and different public holidays in the U.S. and the United Kingdom. Consequently, the effective trading prices of our securities on these two markets may differ. Any decrease in the trading price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Ordinary Shares and Depositary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our Ordinary Shares and Depositary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price of our Ordinary Shares and Depositary Shares and our trading volume to decline.

The rights of holders of Depositary Shares are not the same as the rights of holders of Ordinary Shares.

We are a public limited company organized under the laws of England and Wales. The Depositary Shares represent a beneficial ownership interest in our Ordinary Shares. The rights of holders of Depositary Shares will be governed by English law, our constitutional documents, the listing rules of AIM (“AIM Rules”), and the deposit agreement pursuant to which the Depositary Shares are issued. The rights and terms of the Depositary Shares are designed to replicate, to the extent reasonably practicable, the rights attendant to the Ordinary Shares, for which there is currently no active trading market in the United States. However, because of aspects of British law, our constitutional documents and the terms of the deposit agreement, the rights of holders of Depositary Shares will not be identical to and, in some respects, may be less favorable than, the rights of holders of Ordinary Shares.

For example, as a holder of Depositary Shares, you will not have the right to vote the shares underlying the Depositary Shares directly unless you cancel the Depositary Shares in accordance with the terms of the related deposit agreement and vote the underlying shares at the applicable shareholders meeting. Holders of the Depositary Shares will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the Depositary Shares. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their Depositary Shares through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not receive distributions on Ordinary Shares represented by Depositary Shares or any value for them if it is illegal or impractical to make them available to holders of Depositary Shares.

The depositary of the Depositary Shares has agreed to pay to you distributions with respect to cash or other distributions it or the custodian receives on Ordinary Shares or other deposited securities after deducting its agreed fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your Depositary Shares represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of Depositary Shares. We have no obligation to take any other action to permit the distribution of our Depositary Shares, Ordinary Shares, rights or anything else to holders of our American Depositary Shares. As a result, you may not receive the distributions made on Ordinary Shares or any value from them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your Depositary Shares.

You may be subject to limitations on transfer of your Depositary Shares.

Your Depositary Shares are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your Depositary Shares generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Securities traded on AIM may carry a higher risk than shares traded on other exchanges that may impact the value of your investment.

Our Ordinary Shares are currently traded on the AIM. Investment in equities traded on the AIM is perceived to carry a higher risk than an investment in equities quoted on exchanges with more stringent listing requirements, such as the London Stock Exchange, New York Stock Exchange or NASDAQ. This is because the AIM imposes less stringent corporate governance and ongoing reporting requirements than those other exchanges. In addition, the AIM requires only semi-annual, rather than quarterly, financial reporting. You should be aware that the value of our ordinary shares may be influenced by many factors, some of which may be specific to us and some of which may affect AIM-listed companies generally, including the depth and liquidity of the market, our performance, a large or small volume of trading in our ordinary shares, legislative changes and general economic, political or regulatory conditions, and that the prices may be volatile and subject to extensive fluctuations. Therefore, the market price of our Ordinary Shares underlying the Depositary Shares may not reflect the underlying value of the Company.

It may be difficult for you to bring any action or enforce any judgment obtained in the United States against us or members of our Board of Directors, which may limit the remedies otherwise available to you.

We are incorporated as a public limited company in England and Wales. In addition, all of the members of our Board of Directors are nationals and residents of countries, including the United Kingdom, outside of the United States. Most or all of the assets of these individuals are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe your rights have been infringed under the securities laws or otherwise. In addition, a United Kingdom court may prevent you from enforcing a judgment of a United States court against us or these individuals based on the securities laws of the United States or any state thereof. A United Kingdom court may not allow you to bring an action against us or our directors based on the securities laws of the United States or any state thereof.

 We have no present intention to pay dividends on our Ordinary Shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time may be if the price of American Depositary Shares appreciates.

We have no present intention to pay dividends on our Ordinary Shares in the foreseeable future. Any determination by our Board of Directors to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of the Depositary Shares falls in the foreseeable future and you sell your Depositary Shares, you will lose money on your investment, without the likelihood that this loss will be offset in part or at all by cash dividends.

We are a “foreign private issuer” under the rules and regulations of the SEC and, as a result, are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a company incorporated in the United States.

We are incorporated as a public limited company in England and Wales and are deemed to be a “foreign private issuer” under the rules and regulations of the SEC. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that would otherwise apply if we were a company incorporated in the United States, including:

•	the requirement to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies with securities registered under the Exchange Act;

•	the requirement to file financial statements prepared in accordance with U.S. GAAP;

•	the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations; and

•	the requirement to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information.

In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the related rules with respect to their purchases and sales of Ordinary Shares and Depositary Shares. Accordingly, you may receive less information about us than you would receive about a public company incorporated in the United States and may be afforded less protection under the United States federal securities laws than you would be if we were incorporated in the United States.

If we lose our status as a foreign private issuer at some future time, then we will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if we were a company incorporated in the United States. The costs incurred in fulfilling these additional regulatory requirements could be substantial.

As a foreign private issuer, we are not required to comply with many of the corporate governance standards of NASDAQ applicable to companies incorporated in the United States.

Our Board of Directors is required to maintain an audit committee comprised solely of three or more directors satisfying the independence standards of NASDAQ applicable to audit committee members. As a foreign private issuer, however, we are not required to comply with most of the other corporate governance rules of NASDAQ, including the requirement to maintain a majority of independent directors, and nominating and compensation committees of our Board of Directors comprised solely of independent directors. Although the AIM Rules and the United Kingdom Corporate Governance Code have comparable requirements, holders of Depositary Shares may not be afforded the benefits of the corporate governance standards of NASDAQ to the same extent applicable to companies incorporated in the United States.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined under the Jumpstart Our Business Startups Act. We will remain an “emerging growth company” until December 31, 2020; provided, however, that if our annual gross revenues exceed $1.07 billion, or our non-convertible debt issued within a three-year period or revenues exceeds $1 billion, or the market value of our common shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), we have reduced disclosure obligations, including with regard to our financial statements and executive compensation, and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We design our disclosure controls and procedures to reasonably assure that information we are required to disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. For example, we had to restate our 2017 consolidated financial statements to reflect adjustments relating to reclassifications between administrative costs and research and development costs in the consolidated statement of comprehensive income. While this was remediated in fiscal 2018, we did not prevent this error from being recorded, nor did we detect it after it had occurred. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosure due to error or fraud may occur and we may not detect them.

Any failure to maintain effective internal controls and procedures over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, we could lose investor confidence in the accuracy and completeness of our financial statements and reports, the market price of our Ordinary Shares and/or Depositary Shares could decline, and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We are incurring increased costs as a result of operating as a public company, and management will be required to devote substantial time to new compliance initiatives.

As a public company in the United Kingdom and United States, we are incurring significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” We will be subject to the reporting requirements of the AIM Rules, the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and NASDAQ. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers.

Regulations related to “conflict minerals” may cause us to incur additional expenses and could limit the supply and increase the cost of certain metals used in manufacturing our products.

In August 2012, the SEC adopted a rule requiring disclosures of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured by U.S. public companies. The conflict minerals rule requires companies annually to diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo and other specified countries. The rule could affect sourcing at competitive prices and availability in sufficient quantities of certain minerals used in the manufacture of our products, including gold. The number of suppliers who provide conflict-free minerals may be limited. In addition, there may be material costs associated with complying with the disclosure requirements, such as costs related to determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. Since our supply chain is complex, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the due diligence procedures that we implement, which may harm our reputation. In addition, we may encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so.

If we cannot continue to meet NASDAQ’s continued listing requirements, NASDAQ may delist our Depositary Shares, which could have an adverse impact on the liquidity and market price of our Depositary Shares.

Our Depositary Shares are currently listed on the NASDAQ Capital Market. We are required to meet certain qualitative and financial tests to maintain the listing of our Depositary Shares on NASDAQ. On May 1, 2018, we received a letter from NASDAQ stating that, for the previous 30 consecutive business days, the bid price for our Depositary Shares had closed below the minimum $1.00 bid price per share requirement for continued listing on The NASDAQ Capital Market under NASDAQ Listing Rule 5550(a)(2). On October 30, 2018, we were granted an extension of time until April 29, 2019 to regain compliance with the minimum bid price requirement. On April 23, 2019, we received written notice from NASDAQ notifying us that for the preceding 10 consecutive business days the closing bid price for our Depositary Shares had been $1.00 or greater. Accordingly, NASDAQ determined that we had regained compliance with NASDAQ Listing Rule 5550(a)(2).

Having regained compliance with these rules, we are now in compliance with all applicable requirements for continued listing on the NASDAQ Capital Market. However, we cannot assure you that we will remain in compliance with all applicable requirements for continued listing on the NASDAQ Capital Market. If, in the future, we fail to sustain compliance with all applicable requirements for continued listing on NASDAQ, our Depositary Shares may be subject to delisting by NASDAQ. This could inhibit the ability of our holders of Depositary Shares to trade their shares in the open market, thereby severely limiting the liquidity of such shares. Although stockholders may be able to trade their shares of Depositary Shares on the over-the-counter market, there can be no assurance that this would occur. Further, the over-the-counter market provides significantly less liquidity than NASDAQ and other national securities exchanges, is thinly traded and highly volatile, has fewer market makers and is not followed by analysts. As a result, your ability to trade or obtain quotations for these securities may be more limited than if they were quoted on NASDAQ or other national securities exchanges.

We intend to operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but the relevant tax authorities may treat us as also being a resident of another jurisdiction for tax purposes.

We are a public limited company incorporated under the laws of England and Wales. Under current English law, the decisions of the English courts and the published practice of Her Majesty’s Revenue and Customs suggest that we are likely to be regarded as being a United Kingdom resident and should remain so if, as we intend that, (i) all major meetings of our Board of Directors and most routine meetings are held in the United Kingdom with a majority of directors present in the United Kingdom for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting us and our subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of our directors, together with supporting staff, are based in the United Kingdom; and (v) we have permanent staffed office premises in the United Kingdom sufficient to discharge our functions.

Even if we are considered by Her Majesty’s Revenue and Customs as resident in the United Kingdom for United Kingdom tax purposes, as expected, we would nevertheless not be treated as resident in the United Kingdom if (a) we were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the United Kingdom and (b) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction. Because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Should we be treated as resident for tax purposes in another jurisdiction other than the United Kingdom, we would be subject to taxation in such jurisdiction in accordance with such jurisdiction’s laws, which could result in additional costs and expenses.

We may be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. This may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our securities.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe we were a PFIC for 2018 but there can be no assurance that we will not be a PFIC in 2019 or subsequent years, as our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2019, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund (a “QEF”), or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the United States Internal Revenue Service (the “IRS”) determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. We do not intend to prepare or provide the information necessary for U.S. shareholders to make a QEF election.

Recent and potential future changes to U.S. and non-U.S. tax laws could materially adversely affect our Company and holders of our Ordinary Shares and the Depositary Shares.

Legislation bringing about broad changes in the existing corporate tax system, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), was enacted in the United States in December 2017. Many aspects of the legislation are unclear at this time and remain subject to pending regulatory and accounting guidance as well as potential amendments and technical corrections, any of which could modify various aspects of the legislation in ways that are either positive or negative for us or holders of the Depositary Shares. As a result, the overall impact of this legislation on us or on holders of our Ordinary Shares and the Depositary Shares is uncertain and could be adverse. Other legislative or regulatory changes and judicial developments could also affect the taxation of our business or of holders of our Ordinary Shares and the Depositary Shares

Future changes in tax laws, regulations and treaties, or the interpretation thereof, in addition to initiatives related to the Base Erosion and Profit Shifting, Project of the Organisation for Economic Co-Operation and Development; the European Commission’s “state aid” investigations; and other developments could have an adverse effect on the taxation of international businesses, including our own. Furthermore, countries where we are subject to taxes evaluate their tax policies and rules on a regular basis, and we may see significant changes in legislation and regulations concerning taxation.

We are unable to predict what tax changes may be enacted in the future or what effect such changes would have on our business, but such changes could affect our effective tax rates in countries where we have operations and could have an adverse effect on our overall tax position in the future, along with increasing the complexity, burden and cost of tax compliance.

ITEM 4.	INFORMATION ON THE GROUP.

A.	History and Development of the Group

We were originally formed as a limited liability company under the laws of England and Wales in 2000 under the name Midatech Limited, which acquired its base nanoparticle technology through an assignment of worldwide commercialization rights and joint ownership of patent rights from the Consejo Superior de Investigaciones Cientificas in Madrid, Spain. Midatech Limited was a research and development focused biotech company which subsequently advanced and developed this gold nanoparticle drug delivery platform technology to enhance the delivery of medicines for major therapeutic indications where clinical therapeutic options are limited, with a particular focus on certain cancers, such as liver and brain cancer.

To better be able to continue the commercial development of the research and development programs of Midatech Limited, Midatech Pharma PLC was incorporated on September 12, 2014 under the laws of England and Wales, to be the public holding company of Midatech Limited and Midatech Wales, under registered number 09216368. On December 8, 2014, we completed our initial public offering of our Ordinary Shares in the United Kingdom.

Also on December 8, 2014, we acquired Midatech Wales (formerly known as Q Chip) and its subsidiaries in exchange for approximately 5.4 million Ordinary Shares. Founded in 2003 with the acquisition of core intellectual property around micro-fluidics from Cardiff University, Midatech Wales develops a complementary technology and products that allow sustained delivery of substances over extended periods of time. We believe that this technology provides an additional drug delivery platform to improve biodelivery and biodistribution of existing drugs.

On December 4, 2015, in to establish a presence in the United States, we acquired DARA (including its commercial products) and its subsidiaries pursuant to an Agreement and Plan of Merger entered into on June 4, 2015. As a result, DARA became a wholly owned subsidiary of Midatech, and was subsequently renamed Midatech US.

On December 24, 2015, we expanded our commercial product portfolio by acquiring Zuplenz® (ondansetron) Oral Soluble Film (“Zuplenz”), a marketed anti-emetic oral soluble film from Galena Biopharma, Inc. for the prevention of chemotherapy-induced nausea and vomiting, radiotherapy-induced nausea and vomiting, and post-operative nausea and vomiting. Zuplenz was subsequently contributed to Midatech US in April 2018.

Effective November 1, 2018, and pursuant to that certain Stock Purchase Agreement, dated September 26, 2018 (the “Purchase Agreement”), by and between Midatech, Midatech US and Kanwa Holdings LP, a Delaware limited partnership and an affiliate of Barings LLC (the “Purchaser”), we sold 100% of the outstanding equity interests of Midatech US to the Purchaser (including all of Midatech US ‘commercial products, including Zuplenz) for initial consideration of $13.0 million, and up to $6.0 million of additional payments subject to the achievement of 2018 and 2019 net sales performance targets with respect to certain Midatech US products, both individually and in the aggregate. For more information, see “Item 4.B—Recent Developments—Business Overview—Sale of Midatech Pharma US Inc.”

Our principal executive office and registered offices are located at Oddfellows House, 19 Newport Road, Cardiff, United Kingdom CF24 0AA, and our telephone number is +44 1235 888 300. Our authorized representative in the United States is Donald J. Puglisi of Puglisi and Associates. Our agent for service in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011. Our Ordinary Shares are traded on AIM under the symbol “MTPH,” and our Depositary Shares are traded on the NASDAQ Capital Market under the symbol “MTP.”

We file reports and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov. Our corporate website is located at www.midatechpharma.com. Information contained on our website is not part of, or incorporated in, this annual report.

Capital Expenditures

Our capital expenditures amounted to £0.24 million, £0.71 million and £1.35 million for the years ended December 31, 2018, 2017 and 2016, respectively. Approximately £0.26 million of fixed asset addition the 2018 were acquired under finance leases.

For the year ended December 31, 2018, our principal capital expenditures largely related to expansion of our pharmaceutical development capability in our Cardiff research and development facility, and production capability at our Bilbao, Spain manufacturing facility.

For the year ended December 31, 2017, our principal capital expenditures largely related to investment in, further development of, and equipment for, our manufacturing facility in Bilbao, Spain, costing £0.51 million.

For the year ended December 31, 2016, our principal capital expenditures related to investment in our sustained release technology, including:

•	further expansion of our manufacturing facilities in Bilbao, Spain to enable the manufacture of material based around our sustained release technology, costing £0.85 million; and

•	additional equipment purchased for our sustained release development facility, costing £0.24 million.

B.	Business Overview

Business Overview

Overview. We are focused on the research and development of medicines for rare cancers, via both in-house programs as well as partnered programs. We take existing therapies and ‘makes medicines better’, using our proprietary platform drug delivery technologies that improve the bio-delivery and bio-distribution of drugs through either sustained delivery (Q-Sphera™), direct delivery (MidaSolve™), or targeted delivery (MidaCore™) of drugs:

•	Our Q-SpheraTM platform: Our disruptive polymer microsphere microtechnology is used for sustained delivery to prolong and control the release of therapeutics over an extended period of time, from weeks to months.

•	Our MidaSolveTM platform: Our innovative nanosaccharide nanotechnology is used to solubilize drugs so that they can be administered in liquid form directly and locally into tumors.

•	MidaCoreTM platform: Our leading-edge GNP nanotechnology is used for targeting sites of disease by using either (i) chemotherapy (for improved and targeted delivery of existing chemotherapeutic agents to tumor sites), as well as (ii) immunotherapy (for enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells).

Following the sale of Midatech US in 2018, we have now fully focused our resources and activities on using our technologies to accelerate development of our oncology and rare disease product pipeline programs which are currently in various stages of pre-clinical and clinical development. Our clinical programs include:

•	MTD201 (Q-Octreotide), which uses our sustained release platform, Q-SpheraTM , to formulate a long acting dose of Octreotide for the treatment of acromegaly and neuroendocrine tumors; and

•	MTX110, which is a direct delivery treatment for diffuse intrinsic pontine glioma (“DIPG”), an ultra-rare brain cancer suffered by children, and is based on the MidaSolveTM technology for direct delivery.

In addition to these two priority programs, a further program in the clinic is MTX102, a European Union funded program seeking to develop a vaccine for Type I diabetes, based on the MidaCoreTM technology for targeted delivery and uptake by the immune system.

MTD201 and MTX110 are expected to be our priority focus for the next two years. Pending further funding, we may progress additional pre-clinical research program in our other pipeline programs including, but not limited to, MTR103, for treatment of glioblastoma multiforme (“GBM”) brain cancer, using our MidaSolveTM technology to deliver drugs directly into the tumor, and MTD119, a targeted therapy treatment using our MidaCoreTM technology for treatment of hepatocellular carcinoma.

Our development and commercialization efforts are focused on therapeutic areas to which our three drug delivery technology platforms are being applied.

Former Products. In addition to the product candidates and collaborations discussed elsewhere, during the past three years we have sold the following oncology treatment and supportive care products through our former subsidiary, Midatech US:

•	Zuplenz, the only FDA-approved oral soluble film indicated for moderately emetogenic chemotherapy-induced nausea and vomiting, radiotherapy-induced nausea and vomiting, and post-operative nausea and vomiting;

•	Gelclair® bioadherent oral gel, an FDA-cleared gel barrier device indicated for the management and relief of pain due to oral mucositis;

•	Oravig® (miconazole), an orally dissolving buccal tablet approved for the treatment of oral thrush; and

•	Soltamox®, an FDA-approved oral liquid solution of tamoxifen citrate, for the treatment and prevention of breast cancer.

As discussed further in this Annual Report on Form 20-F, with the sale of Midatech US we no longer sell any of the products listed above.

Intellectual Property. We have developed a strong intellectual property base and has a wide intellectual property portfolio of 107 granted patents, 83 applications in process and 36 patent families (a set of patents to protect a single invention in various countries covering a range of diverse technologies.

We operate an in-house cGMP nanoparticle manufacturing facility in Bilbao, Spain, which aids in the rapid execution of projects and the retention of control over manufacturing quality, reducing any possible reliance on external manufacturing partners. The site currently has sufficient capacity for manufacturing materials for volumes required in clinical trials. We are currently reviewing options for full commercial scale manufacturing.

Revenue. All revenue from continuing operations is attributed to Europe, including the United Kingdom. All revenue from Midatech US is attributed to the United States market. Revenue for Midatech US is included in the consolidated statement of comprehensive income within the aggregate loss from discontinued operations through October 31, 2018. Revenue from continuing and discontinued operations for the whole of the Group is set out below.

	Year ended December 31,
(£’s in thousands)	2018	2017	2016
Continuing Operations:
Revenue (United States)	--	--	--
Revenue (Europe) (1)	149	149	776

Discontinued Operations:
Revenue (United States)	3,882	6,609	5,600
Revenue (Europe) (1)	--	--	--
Total Revenue from continuing and discontinued operations	4,031	6,758	6,376

(1)	Including the United Kingdom.

Jumpstart Our Business Startups Act of 2012. As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 (the “JOBS Act). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about the company’s executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions until December 31, 2020, or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our share capital held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of some reduced reporting burdens in this Annual Report on Form 20-F. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

Recent Developments

Initial Clinical Results of Q-Octreotide Program

Our MTD201 program uses our Q-Sphera sustained release platform to formulate a long-acting dose of the somatostatin analogue octreotide, an existing, immediate-release injection product used to decrease the symptoms of carcinoid cancer, or reduced production of growth hormone in people suffering acromegaly. It is the mainstay form of medical treatment for carcinoid syndrome that occurs with carcinoid tumors (hormone producing cell tumors in the body), and acromegaly that occurs due to a growth hormone secreting tumor in the pituitary gland in the brain. We have developed a sustained release version of this product, called Q-Octreotide, which, if approved, is expected to compete with Sandostatin LAR Depot (“SLAR”), which is marketed by Novartis, and is currently the leading product in this $2 billion market.

On August 31, 2018, we announced the results of our ‘first-in-human’ study of Q-Octreotide. The double-blind, exploratory study compared tolerability, pharmacokinetics and growth hormone profiles after 30mg intramuscular injections of Q-Octreotide or SLAR in 24 healthy subjects. The primary objectives of this exploratory trial were to compare the sustained release profile of Q-Octreotide to that of SLAR and to inform the design of a follow-on pivotal registration study.

Results from the study indicate that Q-Octreotide produces a desirable, safe and effective sustained-release profile of octreotide, supporting a once-monthly treatment interval, as is indicated for SLAR. Therapeutic octreotide concentrations were achieved, and growth hormone levels were suppressed in this trial by an average of 25%, comparable with SLAR. The release profile of Q-Octreotide was consistent in all subjects and showed minimal measurable burst release or dose-dumping, suggesting the potential for an alternative product with an improved clinical and usability profile to SLAR. We believe this reflects the precision and tuning available with our Q-Sphera microsphere platform.

Q-Octreotide treatment was well-tolerated and the number of adverse events was low, similar to SLAR. Injection site reactions were generally mild and short-lived. Pain at the injection site was reported in 8% (for Q-Octreotide) and 25% (for SLAR) of subjects, and injection site tenderness in 8% (for Q-Octreotide) and 83% (for SLAR) of subjects, which is likely due to the improved formulation of Q-Octreotide.

SLAR injections were administered using the pre-packed, larger 19 gauge needle, while Q-Octeotride was given via a smaller 21 gauge needle. This smaller needle size is expected to lead to reduced pain and discomfort, as suggested in the study, in patients upon administration, and is a key advantage of Q-Octeotride and our Q-Sphera technology compared to SLAR.  The precision of the Q-Sphera manufacturing process offers a number of other important potential benefits, including a simpler and quicker reconstitution process, fewer reconstitution errors and fewer needle blockages.  We believe the resulting reduction in patient appointment time and wastage, which has been suggested may be up to 30% with SLAR, represents a significant benefit to clinicians and payers.

Pursuant to these results, we believe that Q-Octreotide has been shown to be safe with advantageous sustained-release characteristics that support the continued development of a long-acting octreotide product alternative to SLAR. The favorable and improved ‘no-burst’ and lower variability in the profile of Q-Octeotride suggests a distinct and improved product, rather than an equivalent product, to SLAR.

We have sought and received FDA advice on options for a follow-on registration study. With the enhanced product performance characteristics of the Q-Sphera technology, this advice now provides us options to pursue clinical development strategies to support either an interchangeable or differentiated commercial octreotide sustained release product. Taking into account this regulatory feedback on study design, together with advice from out outside advisors and key opinion leaders, the pivotal trial for Q-Octeotride is now expected to be either a multi dose study in healthy volunteers or a study in patients to either establish interchangeability of Q-Octeotride versus SLAR, or the development of a stand-alone or differentiated product with a distinct clinical profile. We are focused on seeking the optimal route to market for the MTD201 program.

Agreements with CMS

On January 29, 2019, we entered into that certain License, Collaboration and Distribution Agreement (the “CMS License Agreement”) with CMS, as guarantor, and two of its wholly owned subsidiaries, CMS Bridging Limited (“CMS Bridging”) and CMS Medical Hong Kong Limited (“CMS HK,” and collectively with CMS Bridging, the “Licensees”). The CMS License Agreement was effective as of February 26, 2019. Pursuant to the terms of the CMS License Agreement, we agreed to license to the Licensees the exclusive right to use our technology and our intellectual property rights and information and data related to certain of our clinical and pre-clinical products, together with any other pipeline products or line extensions which are in or which enter pre-clinical or clinical development in the first three years following the effective time of the CMS License Agreement, to develop and commercialize in China, including Macau, Hong Kong and Taiwan, with the same rights in certain countries in south east Asia, subject to certain conditions. For more information on the CMS License Agreement, see “—B. Business Overview—Commercial Agreements, Strategic Partnerships and Collaborations—CMS License Agreement.”

In connection with the CMS License Agreement, we entered into a subscription agreement with each of the CMS Stockholders to subscribe for units of our Ordinary Shares and warrants to purchase our Ordinary Shares (the “Warrants”). Pursuant to the subscription agreements, we agreed to issue 103,896,103 units to each CMS Stockholder (207,792,206 units in aggregate) for a purchase price of £4.0 million each (£8.0 million in the aggregate), with each unit comprising one Ordinary Share and one Warrant, subject to admission on AIM. The Ordinary Shares were admitted to trading on AIM on February 26, 2019. In addition, pursuant to the terms of a relationship agreement between certain CMS entities, A&B HK was granted the right to designate one director to our Board of Directors. For more information on such agreement, and the related agreements with CMS and its related entities, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with CMS Parties.”

Sale of Midatech Pharma US Inc.

On December 4, 2015, we completed the acquisition of DARA, which was subsequently renamed Midatech US. Midatech US is a specialty pharmaceutical company primarily focused on the commercialization of oncology treatment and supportive care pharmaceutical products. The strategic acquisition of Midatech US provided us with a commercial arm in the United States, including a field sales organization, with access to a portfolio of products and a revenue stream in our targeted therapeutic area of oncology. Midatech US held exclusive U.S. marketing rights to Soltamox® (tamoxifen citrate) oral solution, Gelclair® oral rinse gel, Oravig® (miconazole), and, following the transfer of the asset from the Company to Midatech US in April 2018, Zuplenz. In addition, Midatech US co-promoted, with an affiliate of Bausch Health Companies Inc., Bausch Health’s supersaturated calcium product NeutraSal® in the oncology market in the United States.

When we acquired Midatech US in December 2015, we believed the acquisition would provide an established, specialized sale channel for our oncology pipeline products, as well as potentially contribute net funds to development of our research and development pipeline. In our report and accounts for the financial year ended December 31, 2017, and in our Annual Report on Form 20-F for the year ended December 31, 2017, we stated that until such time as we generated positive net cash inflows from the commercialization of our products, we may be required to seek additional funding, including by way of monetizing our assets. During 2018, the Board of Directors determined that, among other things, a sale of Midatech US would not only generate non-dilutive cash financing to support our business, but it would also allow management to focus on bringing our product candidates to market, while maximizing the value upside of our business.

On September 26, 2018, we entered into the Purchase Agreement, pursuant to which we agreed to sell all of the issued and outstanding stock of Midatech US to the Purchaser for initial cash consideration of $13.0 million, plus up to an additional $6.0 million in cash payable upon the obtainment of certain net sales milestones with respect to certain of the products marketed by Midatech US. The Purchase Agreement contained customary representations, warranties and covenants, including provisions for indemnification, subject to the limitations described in the Purchase Agreement. The sale was effective as of November 1, 2018.

Change in Chief Executive Officers

On March 15, 2018, we announced that Dr. James Phillips, our then-Chief Executive Officer and a member of the Board of Directors, would step down at the end of May 2018. Dr. Craig Cook, previously our Chief Operating Officer and Head of Research and Development, was appointed by the Board of Directors to succeed Dr. Phillips, effective as of June 1, 2018.

Change in Ratio of American Depositary Shares

On April 8, 2019, we effected a ratio change in the number of our Ordinary Shares represented by our Depositary Shares, issued by Deutsche Bank Trust Company Americas as depositary, from two Ordinary Shares per Depositary Share to 20 Ordinary Shares per Depositary Share. For more information see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Changes in Ratio of American Depositary Shares.”

Regained Compliance with NASDAQ Continued Listing Requirements

Our Depositary Shares are currently listed on the NASDAQ Capital Market. On May 1, 2018, we received a letter from NASDAQ stating that, for the previous 30 consecutive business days, the bid price for our Depositary Shares had closed below the minimum $1.00 bid price per share requirement for continued listing on the NASDAQ Capital Market under NASDAQ Listing Rule 5550(a)(2). On October 30, 2018, we were granted an extension of time until April 29, 2018 to regain compliance with the minimum bid price requirement. On April 23, 2019, we received written notice from NASDAQ notifying us that for the preceding 10 consecutive business days the closing bid price for our Depositary Shares had been $1.00 or greater. Accordingly, NASDAQ determined that we had regained compliance with NASDAQ Listing Rule 5550(a)(2).

Having regained compliance with these rules, we are now in compliance with all applicable requirements for continued listing on the NASDAQ Capital Market. We cannot assure you that we will remain in compliance with all applicable requirements for continued listing on the NASDAQ Capital Market.

Our Strategy

Our business and commercialization strategy is based on advancing our proprietary technology platforms with a clear focus on our key therapeutic areas of oncology and immunotherapy, with a view to either partnering these assets or commercializing in-house. This is expected to drive a commercial pipeline of products with improved essential parameters, over and above the currently marketed source or parent compound, including safety, tolerability, efficacy and compliance profiles. We believe that our management team has significant industry and technical experience and is highly capable of, and committed to, building our value.

From a product perspective, we expect our platform drug delivery technologies will be used to generate our own proprietary pharmaceutical assets that can then be licensed as they progress through various development phases. At certain value inflection points the products can be licensed outright to a pharmaceutical partner that would, in turn, complete the development of the product and seek regulatory approval prior to marketing the approved product. Similarly, we could opt to retain, develop and commercialize assets in-house, rather than partner them.

An example of this partnering approach is our license agreement with CMS, in which CMS will be responsible for developing and commercializing certain of our key pipeline products in China and certain other Southeast Asia countries. For more information on this agreement, see “—Commercial Agreements, Strategic Partnerships and Collaborations—CMS License Agreement.”

From a technology perspective, the nature of our technology platforms – Q-SpheraTM, MidaSolveTM, and MidaCoreTM – are such that they can be used to license the platforms and provide related services to a pharmaceutical partner that would in-turn create, develop and commercialize its own pharmaceutical products.

From a market size perspective, where target markets are large and well-established, such as for MTD201, we intend to create the assets for sale through co-promotion arrangement or out-license to a pharmaceutical partner for commercialization. In the case of MTX110 and other products where the target market may be accessed with a smaller focused sales operation, we intend to sell the product directly, potentially with partners in some territories. In this way, we seek to maximize value for shareholders without requiring a full-scale commercial operation and infrastructure.

We also aim to expand our vertical integration by leveraging our integrated manufacturing capabilities.

Our Platform Technologies

Central to our business are our three complementary platform technologies that enable the sustained release, direct local delivery, or targeted delivery of existing therapeutic drugs. Individually, these platforms are expected to offer unique advantages that address current therapeutic challenges and needs. Our sustained release “Q-Sphera™” technology platform is used for selected applications, and ensures consistently sized monodispersed polymer microparticles that may be engineered for precise and sustained release drug delivery. Our gold nanoparticle (“GNP”) “Midacore™” technology platform may provide improved targeting of chemotherapeutics agents to individual tumors using specific targeting agents in order to deliver a therapeutic payload into the tumor cell, while at the same time decreasing the side effect profile associated with off-target effects of these drugs.  Our nano-inclusion technology platform, “MidaSolve™”, used for local delivery of therapeutics, allows for the delivery of generally water insoluble drugs into the site of disease through the creation of water soluble complexes without the efficacy of the active drug compound being affected. Individually and collectively, we believe that these technologies provide platforms that improve bio-delivery and bio-distribution of therapeutic molecules to the right place of disease, at the right time.

Sustained Release Technology Platform: Q-Sphera™

Our Q-Sphera™ technology is an advanced microencapsulation and polymer-depot sustained release drug delivery platform produced using a novel and disruptive printing-based process, with numerous and distinct advantages over conventional sustained release (reactor-based) technologies. Q-Sphera™ is a precise, scalable, efficient, and environmentally friendly microparticle manufacturing platform. From a clinical perspective, Q-Sphera™ ensures monodispersed microparticles that release active drug compounds into the body in a tightly controlled, highly predictable and linear manner over an extended period of time from one to six months

Q-SpheraTM is the next generation polymer microsphere technology which simplifies manufacturing, facilitates the sustained release of previously unachievable products and delivers formulations with significant patient, healthcare professional and payor benefits. Our polymer microsphere platform has been developed to enable sustained release delivery solutions for peptide and small-molecule therapeutics through precise definition of the properties of polymer microparticles into which active compounds can be incorporated. Microspheres are small, spherical particles that can be utilized as a time release drug capsule. This technology contributes to our oncology franchise as well as potential applications in endocrinology and other disease areas.

Current reactor-based emulsion manufacturing technology has been in use for over 20 years and, despite several issues, it continues to be used by the vast majority of the market as there are limited alternatives. Reactor-based emulsion processes, used by most existing products, require large infrastructure, are energy intensive, inefficient and wasteful, producing large quantities of unusable particles, and utilize large volumes of toxic organic solvents that are damaging to the environment. The future, printing-based Q-Sphera™ platform we developed uniquely addresses all these problems by using advanced printing technology that is highly efficiency and scaleable, and which requires minimal infrastructure to produce several million microspheres per second, with easily removable non-toxic solvents that are environmentally friendly. The key advantages of Q-Sphera™ are uniformity (within each individual microsphere) and consistency (from microsphere to microsphere) of product, as the spheres are produced under controlled and identical conditions. Tight homogenous particle size distributions are produced, which increases the usable product yield and leads to a superior clinical profile with improved injectability characteristics compared to product produced with traditional emulsion manufacturing methods. Data from the recent clinical trial of the MTD201 (Q-Octreotide) product, showed a lack of dose dumping and burst, lower variability from subject to subject, reduced injection site pain, and use of much smaller gauge needles. The clinical result of the Q-Sphera™ process is a superior formulation that produces consistent and reproducible drug concentrations in the body within very narrow limits.

Local Delivery Technology Platform: MidaSolve™

The MidaSolve™ nano inclusion (NI) technology is utilized for potent, small molecule chemotherapeutics that have minimal solubility in water at biological pH, which means they cannot normally be injected and limits them to oral administration in solid form. When reformulated with MidaSolve™ technology, the complexed molecules solubilize such that the molecule can be administered in liquid form into the body. This enables local infusion directly into the tumor, thus extending the available routes of administration for drugs that otherwise would be limited to oral forms only.

Many of the small molecule chemotherapeutics that are indicated for solid tumor treatment demonstrate this minimal solubility with limited available routes of administration. In some cases, the problem of insolubility can be addressed by formulation in mixtures of water and a solvent such as ethanol or dimethyl sulfoxide (DMSO), but such solvents are toxic to the human body and the resulting solution cannot be used for treatments of brain cancers (e.g. glioma). Our MidaSolve™ technology platform provides a means for increasing the aqueous solubility of several classes of cancer therapeutics and producing complexes that solubilize these agents in water, thereby enabling administration in liquid form directly into tumors.

The complexed molecules comprise a hydrophobic (‘water-fearing’) inner surface and a hydrophilic (‘water-loving’) outer surface, and as a result are capable of forming host-guest complexes with normally water-insoluble molecules. A hydrophobic, poorly water-soluble drug can associate with the inner, more hydrophobic surface of the MidaSolve™ host, while the hydrophilic outer surface allows the complex to dissolve at biological pH.

We have studied the complexation and solubility-enhancing effects of these nano complexes on certain classes of chemotherapeutics that, because of their insolubility, cannot be administered in liquid form. These drugs currently have to be administered as an oral tablet form, which limits the amount of drug that gets to the tumor site, as well as increasing side effects on the body as it circulates in the system.

MidaCore™ Platform

MidaCore™ is a leading innovation in ‘ultra-small’ nanomedicine and is designed for targeted delivery to enable improved delivery of therapeutics to tumor cells and the immune system. In oncology treatments Midacore™ provides a nano complex (less than 5nm in size, or approximately 80,000 times smaller than the width of a hair) that carries conventional small molecule chemo-therapeutic payloads and delivers these to the tumor site in high concentrations. In immunotherapy, treatments, Midacore™ acts as a nanocarrier complex for synthetic immuno-peptides that stimulate the immune system to seek out and destroy cancer cells via immune mediated vaccine processes. These small complexes can enter immune processing cells to induce T-cell mediated immune responses specifically against tumor cells, viral infected host cells or autoimmune disease.

The MidaCore™ technology platform is based on ultra-small gold nanoparticle (GNP) drug conjugates, which at 2nm are among the smallest particles in biomedical use. They are composed of a core of gold atoms decorated with a permutation of therapeutic and targeting molecules. The small size and multi-functional arrangement around the gold core underpin the ability to improve biodistribution, and target tumor and/or immune sites providing a new generation of oncology drugs.

Midacore™ design and synthesis GNP technology enables the production of 2nm to 5nm medications, which we believe is roughly five-to-tenfold smaller than any other delivery vehicle in clinical trials. MidaCore’s™ therapeutics are comprised of a core of gold atoms (approximately 100 gold atoms per GNP) surrounded by an organic layer of carbohydrates that stabilize the metallic core and make the particle water-soluble and biocompatible. MidaCore™ therapeutic constructs have a number of key advantages in their use as drug delivery vehicles, driven chiefly by their small size and multivalency attributes:

•	Advantages of Multivalency:

o	Targeting: multivalency enables binding of several targeting and therapeutic agents to a single nanoparticle.

o	Therapeutics: binding of active payloads conjugated to form small (~5nm) medicines for targeted delivery.

o	Solubility: enable the transport of water insoluble and lipid soluble compounds to disease sites.

o	Releasability: designed to release the active compound inside the cell.

•	Advantages of Size:

o	Mobility: small size (~1.5 nm) and defined charge allows transport to disease sites otherwise very difficult to reach.

o	Compatibility: ultra-small GNPs are bio-inert, non-toxic, and do not generate an immune response.

o	Excretability: small size allows drug conjugates to be eliminated via the kidneys and liver.

GNP’s penetrate cell membranes in a non-disruptive way to deliver drugs inside the target cell. Intracellular release of the therapeutic payload is via glutathione (“GSH”) mediated release of payloads from the GNP surface. Because the intracellular GSH concentration (1-10 mM) is substantially higher than extracellular levels (2 µM in plasma), it serves as an effective trigger to release a payload from GNP surfaces. In oncology, the difference in GSH concentrations is even more marked between cancer cells and normal cells, an important advantage in GNP cancer therapeutic.

MidaCore™ vaccines are easily injectable and are rapidly mobile to lymph nodes and antigen presenting cells (“APCs”), the gateway cells of the human immune system. Upon reaching the APC’s, the Midacore vaccine triggers the production of CD8+T-lymphocytes (a type of immune cell), attacking immune cells, that then proliferate and seek out and attack the targeted cancer cells. In the case of autoimmune disease such as Type 1 diabetes, the T lymphocytes that respond to the GNP vaccine are CD4 T-regulatory cells that instead of stimulating the immune system, act to dampen down the immune response and stops the body attacking itself.

Thus, the same GNP concept is common to both cancer and autoimmune applications, but the immune system is stimulated in the former and reduced in the latter depending on the GNP peptide combination selected. In addition, this concept is being applied to the development of vaccines for killer viruses such as ebola, dengue, and zika.

Our Product Candidates

MTD201 (Q-Octeotride)

As disclosed herein, a recent first-in-human Phase I study compared our Q-Sphera™ product, MTD201 (Q-Octeotride), with Novartis’ SLAR. The pharmacokinetic data, looking at the amount of octreotide released into the blood over time, indicated a far smoother, more controlled profile for Q-Octeotride versus SLAR, characterised by no burst or dose dumping, lower inter- and intra- subject variability, and tight linear drug release profiles. Pharmacodynamic data looking at the effect on growth hormone indicated that Q-Octeotride normalizes growth hormone to levels comparable with SLAR.

The clinical study also evaluated the key usability factors of product reconstitution and needle size:

•	Reconstitution: For SLAR, the procedure to prepare the product for injection is a complex 30 step, potentially error prone, process, taking up to 40 minutes and, once reconstituted, the product has to be given immediately to prevent solidifying and wastage of the injection. For Q-Octreotide, the preparation process is a brief five-to-seven minute procedure, after which the product is stable up to two hours. For the person preparing and giving the injection, the short and flexible process of Q-Octeotride has clear advantages over the intensive SLAR process.

•	Needle size: For SLAR, a large, 19-gauge needle is prescribed for the injection in order to prevent blockages, and often an even larger 18-gauge needle is required for successful injection. For Q-Octreotide, our precision microencapsulation technology means that a significantly smaller 21 gauge needle can be used, and there are no blockages. Other Q-Sphera™ products use even finer needles, as small as 27 gauge. The importance of this is evident from our first-in-human Phase I data, where Q-Octeotride had lower injection pain (8% for Q-Octeotride versus 25% for SLAR), and much lower injection site tenderness (8% for Q-Octeotride versus 83% for SLAR.

For more information on this trial, see “—Recent Developments—Initial Clinical Results of Q-Octeotride Program.”

In summary, we believe the data suggests that Q-Octeotride may be a better product than SLAR, with an improved clinical profile, as well as offering additional advantages around smaller needle size, and simpler and more reliable reconstitution and injection.

Targeted Diseases. The first medical conditions to be treated with MTD201, utilizing Midatech’s Q-Sphera™ technology, will be the hormonal tumor diseases acromegaly and neuroendocrine tumors. This is a $2 billion annual market that has been dominated by SLAR for the past 20 years. Acromegaly is a chronic disease characterized by excess growth hormone production, generally due to a pituitary tumor. It is associated with increased morbidity and mortality, usually due to significant cardiovascular and heart disease due to the excessive growth hormone levels. Neuroendocrine tumors are slow growing tumors derived from hormone secreting cells. This is another debilitating disease with a high morbidity and mortality rate. Octreotide, used in our MTD201 product and SLAR, is a mainstay of medical treatment for both carcinoid and acromegaly.

MTX110

Our first MidaSolve™ host-guest formulation is MTX110, a water-soluble complex of the histone deacetylase inhibitor, panobinostat, used for the treatment of brain cancer. The resulting complex is readily soluble in water at therapeutic concentrations, thus enabling liquid administration routes directly into the tumor that otherwise would not be possible.

Panobinostat (Farydak®) is a potent, nonselective histone deacetylase inhibitor. It was selected as a potential treatment for a rare and fatal childhood brain cancer, DIPG, following the screening of 83 drugs against 14 patient-derived DIPG cell cultures. This independent research studied a range of drugs selected by pediatric neuro-oncologists that were considered as either promising targeted agents or traditional chemotherapeutic agents used in pediatric brain tumor therapy. Panobinostat was effective against 12 out of 16 patient derived DIPG cell cultures. In addition, genomic data, chemical screening data, and animal data suggests panobinostat as a promising therapy for DIPG and could rapidly be translated for use in the clinic. However, panobinostat, given in its natural oral form, does not cross the blood-brain barrier, and thus does not reach brain tumors. It is also a highly toxic substance and, when given orally, suffers from significant dose-limiting side effects. MidaSolve™ allows an alternate means of delivery in liquid form, and MTX110, our soluble form of panobinostat, is infused directly into the tumor. Direct delivery of MTX110 bypasses the blood-brain barrier and ensures adequate drug exposure to tumor cells without exposing the rest of the body to potentially toxic concentrations. MTX110’s intratumoral delivery thus provides a significant potential for treatment of DIPG and, potentially, other forms of brain cancer. Panobinostat was developed by Novartis and approved in 2015 for the treatment of multiple myeloma. We have licensed panobinostat from Novartis for use in treating DIPG in children and glioblastoma multiform (“GBM”) in adults.

Targeted Diseases. MTX110 is being developed initially for the treatment of DIPG, a rare and fatal, childhood brain cancer. DIPG is a high grade glioma that occurs mostly in children. The tumors aggressively infiltrate the brainstem such that cancer tissue typically cannot be differentiated from normal brain tissue. The overall median survival of children with DIPG is approximately nine months and remains unchanged despite decades of clinical trial research. The only standard of care is palliative focal radiotherapy, but this has minimal effect on survival and essentially all children die of this disease. Surgical resection is unavailable due to the location of the tumour in the brainstem. Approximately 1,000 individuals worldwide are diagnosed with DIPG each year and we believe new therapeutic strategies are urgently needed.

Data from our laboratory and animal studies shows significantly improved survival rates. Animal studies conducted by Midatech in collaboration with University of California - San Francisco similarly show encouraging efficacy data, where MTX110 prolongs survival in a patient-derived rat DIPG (xenograft) model when delivered by convection-enhanced delivery. A statistically significantly improved survival difference was evidenced between the control dose and MTX110: 64 days for MTX110 versus 52 days for the control dose, even at a relatively low dose of 100µM. Toxicology safety data has established a large therapeutic window, with doses of up to 1,000µM (and potentially higher) proven safe and being well tolerated in vivo despite highly potent in vitro efficacy of concentrations of 10,000 times less than this. This suggests that the current dose can be increased at least 10-fold (and potentially more), with an even greater impact on survival. The current human dose is 30µM, suggesting that this can potentially be safely increased 30-fold to 1000µM. A first in human combined Phase I / II study is underway in DIPG, with a dose escalation phase followed by an efficacy phase at the recommended Phase II dose. The study commenced in May 2018 and is progressing on track, with patients tolerating therapy well.

In addition to DIPG, MTX110 as a treatment for adult brain cancer GBM is in pre-clinical studies and we believe warrants further clinical investigation. The objective is to progress this program into the clinic during the course of 2019/2020.

MidaCore Product Candidates

MidaCore™ is being developed as an immunotherapeutic as well as a chemotherapeutic platform. Our immunotherapy franchise aims to create commercial vaccines for cancer and auto-immune diseases that have no or limited treatment options. Midacore™ represents an innovative approach to vaccines, whereby GNPs are designed with antigenic peptides and other immunogenic agents to either (i) activate and enhance the immune response against tumor cells or (ii) suppress the immune response in autoimmune diseases.

Several data readouts are expected in 2019. In autoimmune indications, MidaCore™ is in clinical development in a first-in-human Phase 1 study as a vaccine for diabetes, the most common autoimmune disease worldwide. The vaccine may by normalizing the immune system, improving diabetes control by preserving the insulin producing beta cells of the pancreas.

MidaCore™ is also in pre-clinical development for a further autoimmune disease, psoriasis, with a re-engineered version of the immuno-suppressive methotrexate for topical application in psoriasis. This would be a first topical formulation of methotrexate MTX, thus avoiding the need for toxic systemic administration. Data to date suggests that MidaCore™ GNP-MTX returns psoriatic skin to normal non-psoriatic skin. There are over 100 million people who suffer from psoriasis worldwide.

In oncology, MidaCore™ is in preclinical development for vaccines for brain cancer in adults and children. Vaccine complexes comprising MidaCore™ GNP technology are bound chemically to tumor specific surface- marker peptides, with the objective of enhancing the recognition of tumor cells by the immune system, which then attack and kill.

For targeted chemotherapeutics, research suggests that conjugation of active payloads such as DM1 with MidaCore™ re-focuses the biodistribution of the compound on the tumor site and enhances uptake of DM1 into tumor cells, which in turn substantially improves the on-target efficacy and reduces the off-target safety effects. MidaCore™ drug conjugates such as with DM1 are being developed to repurpose and improve the delivery and efficacy of existing chemotherapeutics for liver cancer and other solid tumors.

Commercial Agreements, Strategic Partnerships and Collaborations

We are currently collaborating with a number of biopharmaceutical companies, research institutes and universities on several of our development programs involving our core technologies.

CMS License Agreement. On January 29, 2019, we entered into the CMS License Agreement with CMS, as guarantor, and the Licensees. The CMS License Agreement was effective as of February 26, 2019. Pursuant to the terms of the CMS License Agreement, we agreed to license to the Licensees the exclusive right to use our technology and our intellectual property rights and information and data related to certain of our clinical and pre-clinical products (i.e. MTD201, MTX110, MTX102, MTR103 and MTD119), together with any other pipeline products or line extensions which are in or which enter pre-clinical or clinical development in the first three years following the effective time of the CMS License Agreement (together the “Products”) to develop and commercialize the Products in China, including Macau, Hong Kong and Taiwan, with the same rights in certain countries in south east Asia in respect of which the Licensees notifies us that such licensee wants a license after the grant of a regulatory approval of any of the Products by the FDA, EMA or by the regulatory authorities in the United Kingdom, France, Germany or Switzerland (collectively, the “Territory”), such activities to be conducted by the Licensee(s) and affiliates of CMS and local partners as permitted sub-licensees. The Licensees have the exclusive right to import, obtain market approvals and register, market, distribute, promote and sell the Products in the Territory at the Licensees’ sole discretion, and in the event we choose not to or fail to meet the Licensees’ binding orders for the Products under certain circumstances, will be granted the right to manufacture the Products itself. The Licensees will be restricted from supplying the Products to any customers outside of the Territory, while we will be restricted from supplying the Products into the Territory, except through the Licensees.

In addition, we agreed to assist the Licensees (and/or any affiliate of CMS) with their applications for marketing approvals for the Products in the Territory, which approvals, if granted, will be exercised by CMS Bridging or CMS HK, unless it is being transferred to us when we are entitled to terminate the CMS License Agreement for material breach by CMS Bridging or CMS HK. We will manufacture the Products for the Licensees and their sub-licensees, which Products will be subject to exclusive purchase and supply arrangements with the Licensees for the Territory.

Further, we agreed to permit the Licensees to identify their own product and line extension targets in respect of which, if we agree, we will carry out initial development and then will, for a technology transfer fee, the amount of which will be dependent on the circumstances, transfer the specific program know-how and data to enable the Licensees to continue to develop using our platform technologies and then to commercialize in the Territory. We will receive a low single digit royalty on the Net Sales (as such term is defined in the CMS License Agreement) in the Territory. The Licensees will own any intellectual property rights it creates and any data they collects during the development process and will license such rights and data to us for the purposes of manufacturing the products in question and also to commercialize the products outside the Territory, for which we will pay the Licensees a low double digit royalty.

The Licensees shall pay us lump sum payments on a Product-by-Product basis (in U.S. dollars) upon the achievement of certain regulatory approvals (in six, or potentially seven, figure amounts) and sales performance milestones (in seven, or potentially, eight figure amounts), as well as royalties upon Net Sales (as a low double digit percentage for the Products other than MTX110, for which the royalty will be a single digit percentage) in the Territory.

The CMS License Agreement may be terminated by either party for specific material breaches or insolvency. In particular, our rights to terminate are limited to breaches of certain non-compete restrictions, failure to pay milestones or royalties, insolvency, or a failure to develop and/or commercialize particular Products in particular countries after the grant of an FDA or EMA regulatory approval. In addition, we have the right to terminate the agreement if the Licensee directly or indirectly infringes upon our intellectual property rights or challenges their validity or, in relation to a particular Product and a particular Territory at any time, because the Licensee has made a determination that it no longer wishes to develop and/or commercialize the Product in that country in the Territory. The CMS License Agreement also includes customary indemnification for a transaction of this type.

Novartis License Agreement. On June 6, 2017, our subsidiary, Midatech Limited, entered into a License Agreement with Novartis (the “Novartis Agreement”), pursuant to which Novartis granted it a worldwide, sublicenseable license to research, develop and commercialize, under Novartis patents, the Novartis oncology compound panobinostat, used for the treatment of brain cancer in humans, administered by convection enhanced delivery.

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

As of the December 31, 2018, Midatech had accomplished all of the above milestones other than milestone related to the sale of products, and may therefore request that the relevant patents are assigned to it.

Midatech Limited is under an obligation to pay the following royalties to CSIC in prescribed circumstances following the commercialization of the relevant intellectual property:

Cumulative Sales Amount	Royalty
Net Sales to €1 million	6%
Net Sales between €1 million and €9,999,999	5%
Net Sales between €10 million and €99,999,999	4%
Net Sales €100 million and above	3%

As of December 31, 2018, no royalties have been due or payable to CSIC.

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

Sales and Marketing.

With the sale of Midatech US, we no longer have any internal sales and marketing organization or distribution capabilities. In light of our stage of development, we are not yet seeking to establish such a function.

Research and Development

We have a polymer micro-sphere laboratory in Cardiff, Wales used for development purposes only of our sustained release technology, as well as a manufacturing facility in Bilbao Spain.

The research and development staffing for these two sites comprises approximately 18 Ph.D. scientists, 25 MSc scientists and 20 BSc scientists.

Intellectual Property

Our success depends in large part on our ability to obtain and maintain proprietary protection for our product candidates (and products derived therefrom), technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. We strive to protect the proprietary technology that we believe is important to our business by, among other methods, seeking and maintaining patents, where available, that are intended to cover our product candidates (and products derived therefrom), compositions and formulations, their methods of use and processes for their manufacture and any other inventions that are commercially important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary and competitive position.

We have developed a strong intellectual property base globally, comprising patents, know-how, and trade secrets. Currently, we have 97 granted patents, 56 applications in process, in each case covering all major world markets, and over 34 separate patent families covering all major regions. We continue to strengthen our patent portfolio by strategically submitting new patents and divisional patent applications based on our active research and development activities. Central to our business are our three intellectual property technologies that are designed to enable the targeted delivery, i.e. right place, and controlled sustained release, i.e. right time, of existing therapeutic drugs. These technologies have broad applications in multiple therapeutic areas and offer the potential to create multiple revenue opportunities:

Patent rights have been granted in all the major world markets, including Europe, the United States and Japan (the “Key Markets”). They confer a broad position of exclusivity for metal-core glycated-nanoparticles, including our GNPs. Our granted patents in our patent family 1 (expiring 2021) provide the foundation to the portfolio with product, process and use claims that encompass the GNPs used in all of our major programs and technology platforms, including oncology, nanoparticle technology and sustained release technology. The granted patents and pending patent applications in over 34 patent families are owned solely by us, co-owned with other parties or in-licensed to us. These include:

•	Sustained release technology. 11 patent families which protect devices, methods and formulations for sustained release drug delivery. Our pipeline product Q-Octreotide is protected by 32 granted patents and 33 pending applications on the subject of microspheres and sustained release formulations.

•	Oncology including Nano-inclusion technology. 8 patent families, which have predicted expiration dates ranging from 2025 to 2036. These patent rights include 11 granted patents and 14 pending applications in Key Markets relating to products and methods for treating and imaging cancers. In addition to the radiative and immune-based therapies contemplated by many of these patent families, our pipeline of GNP-drug conjugates for oncology benefits from protection by the foundation GNP patents of patent family 1.

•	Nanoparticle technology. 15 patent families, with expiration dates ranging from 2021 to 2036. These patent families include 60 granted patents and 23 pending patent applications in Key Markets protecting products in our pipeline.

We also have in our portfolio several vaccine and infectious disease related patent families. These relate to GNPs for immune-based therapy and antibiotic-GNP conjugates. We acquired through the Q Chip transaction patent applications directed to the apparatus and methods of “Q Sphera” technology, which employs a piezoelectric droplet generator to form polymeric microparticles that encapsulate a drug for sustained release. The combination of our GNP technology with Midatech Wales’ sustained release technology has provided possibilities for new formulations of GNP-drug conjugates. Our GNPs, when encapsulated in Midatech Wales’ microparticles, enjoy patent protection conferred by the existing granted patents.

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

The term of a United States patent that covers a drug, biological product or medical device approved pursuant to a pre-market approval may also be eligible for patent term extension when FDA approval is granted, provided that certain statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the drug is under regulatory review while the patent is in force. The Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the expiration date set for the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be granted an extension and only those claims reading on the approved drug may be extended. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug, provided that statutory and regulatory requirements are met. Thus, in the future, if and when our product candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each drug and other factors. The expiration dates of our patents and patent applications referred to above are without regard to potential patent term extension or other market exclusivity that may be available to us.

In addition to patents, we may rely, in some circumstances, on trade secrets to protect our technology and maintain our competitive position. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, corporate and scientific collaborators, consultants, scientific advisors, contractors and other third parties. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

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

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently $2,588,478, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently $309,915. These fees are typically increased annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for “priority review” products are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

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

Centralized Authorization Procedure

The centralized procedure enables applicants to obtain a marketing authorization that is valid in all European Union member states based on a single application. Certain medicinal products, including products developed by means of biotechnological processes, must undergo the centralized authorization procedure for marketing authorization, which, if granted by the European Commission, is automatically valid in all European Union member states. The EMA and the European Commission administer this centralized authorization procedure pursuant to Regulation (EC) No 726/2004.

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

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the EU (commonly referred to as “Brexit”). Thereafter, on March 29, 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. It remains to be seen how, if at all, Brexit will impact regulatory requirements for product candidates and products in the United Kingdom.

The United Kingdom had a period of a maximum of two years from the date of its formal notification to negotiate the terms of its withdrawal from, and future relationship with, the European Union, however such deadline was extended in agreement with the European Council and United Kingdom. On April 11, 2019, the European Council, in agreement with the United Kingdom, unanimously agreed to extend the deadline to October 31, 2019. If no formal withdrawal agreement is reached between the United Kingdom and the European Union, then it is expected the United Kingdom's membership of the European Union will automatically terminate at such time. Discussions between the United Kingdom and the European Union focused on finalizing withdrawal issues and transition agreements are ongoing. However, limited progress to date in these negotiations and ongoing uncertainty within the United Kingdom government and Parliament sustains the possibility of the United Kingdom leaving the European Union on October 31, 2019, without a withdrawal agreement and associated transition period in place, which is likely to cause significant market and economic disruption.

General Data Protection Regulation

The collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the European Union, including personal health data, is subject to GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the U.S., and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR will be a rigorous and time-intensive process that may increase the cost of doing business or require companies to change their business practices to ensure full compliance.

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

Regulatory Requirements After a Marketing Authorization has been Obtained

If we obtain authorization for a medicinal product in the European Union, we will be required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products:

Pharmacovigilance and other requirements

We will, for example, have to comply with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. Other requirements relate, for example, to the manufacturing of products and APIs in accordance with good manufacturing practice standards. European Union regulators may conduct inspections to verify its compliance with applicable requirements, and we will have to continue to expend time, money and effort to remain compliant. Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties in the European Union. Similarly, failure to comply with the European Union’s requirements regarding the protection of individual personal data can also lead to significant penalties and sanctions. Individual European Union member states may also impose various sanctions and penalties in case we do not comply with locally applicable requirements.

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

Competition

Our drug conjugate platform is among the latest generation of nanomedicine technology. Liposomes, an artificially prepared spherical vehicle composed of a lipid bilayer that can be used as vehicle for the administration of nutrients and drugs, followed by various polymeric nanoparticles, were the first nanotechnologies, and now inorganic nanoparticles like our GNPs are emerging as the fastest growing sector within the nanomedicine market. The speed and nature of technological change means that physical science is always evolving and new competition and alternatives are always a possibility, however we believe that we have established competitive advantage over our peers. As a result of the combination of our platform technology, intellectual property and proprietary know-how, we have a protected position in the nanoparticle space which allows the potential for highly differentiated drugs serving high unmet needs like orphan oncology to be rapidly and independently manufactured and scaled.

Competitive Dynamics

Barriers to entry for competitors are high. The significant level of capital, scientific capabilities, and infrastructure required to achieve what we have achieved to date may deter new entrants. A high degree of specialization and expertise in equivalent drug conjugate and sustained release technologies and relevant therapeutic areas is essential for any competitor to succeed, which we have built up over many years since inception. The power of suppliers is relatively low given our development manufacturing capability. The power of buyers, i.e. pharmaceutical companies, is important insofar as they may be partners for the commercialization and distribution of our pipeline products; however, in the oncology therapy area, the intention is that we will commercialize products ourselves in the United States, the major global market, although we will partner in territories outside the United States, such as partnering with CMS in China and certain other south east Asia countries. Even for large pharmaceutical companies, the know-how, manufacturing, and effort involved in developing alternative products to us would potentially see them engage as partners rather than as competitors. Competitive pressures or substitutes for our compounds come from conventional small molecules or biologics (such as antibody drug conjugates). There is a growing trend for drugs to be produced using biotechnologies and it is likely that the main threat in the future will come from this class, albeit the costs of production and development are much higher, and the regulatory pathways more complex.

Competitive Technology

The main competing nanotechnologies are liposomes, polymers, carbon assemblies and other inorganic/metallic platforms. Carbon assemblies are not widely used in healthcare applications. Most nano activity has traditionally involved liposomes and polymers. More recently, the focus has moved to include inorganic nanoparticles using solid cores whereas ours is one of a few companies using gold. To the best of our knowledge, we are the only company using non-colloidal gold (colloidal gold is defined as larger GNPs 10-15 nm and more, whereas our core GNP construct is less than 2 nm) and are sufficiently progressed with the technology to be undertaking Phase II clinical trials. We believe we are therefore well positioned versus the other technologies and companies providing a differentiated platform that imparts favorable characteristics in drug delivery, including targeting and mobility, solubility (for otherwise non soluble compounds), stability (of peptides), compatibility (inert and biocompatible) and highly controlled delivery and release in the cell.

Competitive Therapeutic Areas

Much of the historical and current focus and activity of the nanomedicine market is oncology. Within this domain, we believe we are well positioned given our focus on selected orphan oncology applications where unmet needs persist, an accelerated regulatory process is possible and fewer companies compete (reflecting the challenges that need to be addressed). With our sustained release technology, the ability to address shortcomings of other controlled technologies such as burst, lag, release profile and consistency enables us to pursue unmet opportunities such as sustained release octreotide, which to date has no generic competition despite being off patent for many years. Our nano inclusion technology conjugates solubilize cancer drugs that could otherwise not be administered directly into tumors.

Competitive Companies

From a technology perspective, we believe other companies using GNP technologies include CytImmune Sciences, Inc., and Nanospectra Biosciences, Inc. Some companies use larger colloidal GNPs of 10 to 15nm or bigger, whereas we typically uses non-colloidal gold cores smaller than 2nm.

Our Q-Sphera technology for biodegradable sustained-release formulation takes a microsphere-based approach that is based on printing individual microspheres. It enables next-generation formulation and engineering. We believe other companies in the sustained release space include GP Pharm, S.A., Peptron, Inc., Graybug, Inc. and Nanomi B.V., and Dr. Reddy’s and Mylan are developing sustained release octreotide formulations.

In oncology, research on nanomedicines over the past ten years has resulted in two FDA-approved antibody drug conjugates (brentuximab vedotin and trastuzumab emtansine), and four FDA-approved nanoparticle-based drug delivery platforms (Abraxane, Doxil (and its related variant, Thermodox), DaunoXome and Marqibo). With respect to these:

•	brentuximab vedotin, marketed as Adectris by Seattle Genetics and Millennium Pharmaceuticals/Takeda Oncology, is an antibody drug conjugate directed to the protein CD30, and is used to treat lymphoma;

•	trastuzumab emtansine, marketed as Kadcyla by Genentech Inc., a subsidiary of F. Hoffman-La Roche AG, is an antibody drug conjugate used for the treatment of metastatic breast cancer;

•	Abraxane, marketed by Celgene Corporation, consists of paclitaxel protein-bound particles for injectable suspension, and is used for treating breast, lung, pancreatic and various other cancers;

•	Doxil, marketed by Janssen Products, is a doxorubicin HCI liposome injection used for ovarian cancer, Kaposi’s sarcoma (a form of cancer that develops from the cells that line lymph or blood vessels) and multiple myeloma;

•	ThermoDox, a variant of Doxil, is marketed by Celsion Corporation, is a lyso-thermosensitive liposomal doxorubicin, and is used for treating breast and liver cancer. A variant of ThermoDox, called DaunoXome, marketed by Galen Pharmaceuticals, is a liposomal daunorubicin, and is used to treat Karposi’s sarcoma;

•	Marquibo, marketed by Spectrum Pharmaceuticals, is a liposome-encapsulated vincristine, and is used to treat certain forms of leukemia.

There are also a number of drugs in development for various cancers at Phase I, Phase II and Phase III.

We are pursuing orphan/rare oncology indications using our three technology platforms, where therapies in development and on the market are limited.

Manufacturing

MidaCore™ Platform

We have a manufacturing facility in Bilbao, Spain. The facility received cGMP certification and it is considered by us to be unique in Europe as a cGMP certified manufacturing facility for solid core inorganic nanoparticles with sufficient capacity for producing clinical trial materials. We established this state-of-the-art manufacturing facility in order to control the production and development of our GNP production. We completed a significant upgrade to the site in September 2014, creating an integrated but separate unit for production of sterile candidate compounds within the GNP manufacturing facility in order to clinically test and evaluate candidate GNP-based cancer vaccines and GNP-chemotherapeutics. The facility extends over 750 square meters and includes a manufacturing suite, quality control laboratories, research laboratories, administrative space and has room for future expansion. The facility also enables us to undertake research and preclinical activities. The facility is located near Bilbao’s international airport and a number of educational institutions in the region, from which we benefit by way of post-graduate talent recruitment. The institutions include The Centre for Cooperative Research in Biomaterials in San Sebastian, Spain, which is focused on nanotechnology.

NanoFacturing. In December 2014, a consortium led by Midatech Pharma España, was awarded €7.9 million (payable in installments) of grant funding from Horizon 2020, the European Union research and innovation program backed by the European Commission aimed at securing Europe’s global competitiveness. Of the total amount, €3.4 million is for the Group directly, with the balance going to consortium partners that will be involved in the scale-up of our GNP manufacturing capacity. The project for intermediate scale up was assigned to Midatech Pharma España and has been completed. A further scale up to commercial systems was assigned to one of the consortium partners and is on schedule for completion within the overall scope of the project. A consortium of nine partners was selected to receive the funding, including the Company as lead proposer, for the proposal of “NanoFacturing-The Development of Medium- and Large-Scale Sustainable Manufacturing Process Platforms for Clinically Compliant Solid Core Nanopharmaceuticals.” The project had been evaluated by five independent experts and resulted in the consortium being selected to be awarded one of only three grants available out of 18 competing bids.

NanoFacturing is a scalable manufacturing platform to be developed by us to support the wide range of nanopharmaceutical products being developed in Europe. It aims to address the small and medium scale needs of early phase clinical trials and niche applications, while also supporting the development of clinically compliant, sustainable large-scale manufacturing processes capable of taking these products through Phase III trials into commercial manufacture and supply into large potential markets. This larger scale manufacturing system, referred to above is to be made available to potential users across the European Union for development of their own products and is a key deliverable of the Nanofacturing pilot program. The nanofacturing project was formally completed on January 31, 2019.

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

GNP Production

Our GNPs are manufactured in a proprietary process in which the nanoparticles self-assemble at room temperature. The main manufacturing unit was certified in February 2011 to operate to standards of cGMP and the newly refurbished facility has been licensed for the production of sterile material. The facility houses two “Class C” clean rooms appropriate for manufacture of pharmaceutical grade material. The site has capacity for manufacturing enough material for clinical trials. The process is engineered to be easily scalable and so capacity can be expanded quickly if needed for larger trials and potential subsequent sales. The manufacturing facility gives us complete control over GNP quality and supply. In addition to quality control issues, in-house development of manufacturing capabilities adds additional value through revenue gained from retaining manufacturing rights. We believe that other early stage nanotechnology companies outsource manufacturing to partners due to the complexity and relatively high cost involved with setting up a manufacturing operation. We believe that although outsourcing lowers up-front investment, it gives away control over manufacturing, which can frequently lead to quality issues and supply constraints, especially when production needs to be scaled up.

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

Manufacture of Sterile Injectables for Human Studies

In order to be in a position to clinically test and evaluate candidate GNP-based cancer vaccines and GNP-chemotherapeutics, which are administered by intravenous injection, clinical candidate compounds have to be produced under sterile conditions. To that end, we have completed a major upgrade of our infrastructure by integrating a separated sterile production unit within the cGMP manufacturing containment area. The Spanish regulatory authority has granted the required licenses for European compliance.

Q-Sphera™ Platform

Following the expansion of the Bilbao, Spain facility during 2016, manufacturing of cGMP grade materials within our Q-Sphera™ technology platform is now undertaken in-house. The sustained release part of the facility was inspected by the Spanish Agency of Medicines and Medical Devices (AEMPS) in December 2016. In 2018, the first sustained release product, Q-Octreotide, was produced at the Bilbao facility for use in a pivotal regulatory program that commenced in 2018. The Spanish regulatory authority has granted the required licenses for European compliance.

MidaSolve™ Platform

Bulk manufacturing of our nano inclusion products is done in-house at our Bilbao facility under aseptic cGMP conditions, following which it is sent to selected CMO partners for final fill and finish, and lyophilisation. Stability and thus storage of the final product is several years.

Environmental Matters

We may from time to time be subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on it. The operation of our manufacturing facility, however, entails risks in these areas. Significant expenditures could be required in the future if these facilities are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

Seasonality

Our current business does not generally reflect any significant degree of seasonality; however, sales of our former commercial products historically were lower in our second fiscal quarter as compared to our other fiscal quarters, which management believes reflects insurer and wholesaler year-end and budget cycles.

Legal Proceedings

From time to time, we may be subject to various claims or legal proceedings that arise in the ordinary course of our business. We currently are not a party to, and are not aware of any threat of, any legal proceedings, which, in the opinion of management, is likely to have or could reasonably possibly have a material adverse effect on our business, financial condition or results of operations.

Property, Plant and Equipment

Our headquarters, which houses our corporate offices, is located in Cardiff, Wales. We lease approximately 265 square meters (approximately 2,854 square feet), which also includes a sustainable release research laboratory, which lease expires in April 2022.

We also lease approximately 513 square meters (approximately 5,524 square feet) of a manufacturing facility in Bilbao, Spain, which lease expires in March 2021. Our manufacturing facility is subject to extensive environmental, health and safety laws and regulations governing, among other things: the use, storage, registration, handling, emission and disposal of chemicals, waste materials and sewage; chemicals, air, water and ground contamination; air emissions and the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals, waste materials and sewage. We anticipate extending this lease in due course, though no guarantee can be made that we will be able to do so.

Our previous headquarters were located in Oxfordshire, United Kingdom, where we leased offices and laboratory facilities of approximately 543 square meters (approximately 1,782 square feet). We vacated this space on December 31, 2018, with the lease for these premises due to expire in February 2020. A sublease has been granted on the remaining term of the property lease, amounting to £156,895.

We believe that our facilities are sufficient to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes thereto appearing at the end of this Annual Report on Form 20-F. We present our consolidated financial statements in pounds sterling and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Some information included in this discussion and analysis, including statements regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other statements regarding our plans and strategy for our business and related financing, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. You should read the “Risk Factors” section of this Annual Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Recent Developments

Issue of New Ordinary Shares and Grant of Warrants

In February 2019, we received net proceeds of approximately £12.5 million from the issuance and sale of 348,215,478 Ordinary Shares in a placing outside of the United States. In addition, 313,846,440 Warrants were granted to subscribing shareholders conferring the right to subscribe for one new Ordinary Share at 50 pence, exercisable during the period from August 26, 2019 until August 26, 2022.

Sale of Midatech Pharma US Inc.

On September 26, 2018, we entered into the Purchase Agreement, pursuant to which we agreed to sell all of the issued and outstanding stock of Midatech US to the Purchaser for initial cash consideration of $13.0 million, plus up to an additional $6.0 million in cash payable upon the obtainment of certain net sales milestones with respect to certain of the products marketed by Midatech US. The Purchase Agreement contained customary representations, warranties and covenants, including provisions for indemnification, subject to the limitations described in the Purchase Agreement. The sale was effective as of November 1, 2018. For more information, see “Item 4. Information on the Group—B. Business Overview—Recent Developments—Sale of Midatech Pharma US Inc.”

Change in Ratio of American Depositary Shares

On April 8, 2019, we effected a change in the number of our Ordinary Shares represented by our Depositary Shares, issued by Deutsche Bank Trust Company Americas as depositary, from two Ordinary Shares per Depositary Share to twenty Ordinary Shares per Depositary Share. The change in ratio had the same effect as a one-for-10 reverse stock split of the Depositary Shares, reducing the number of outstanding Depositary Shares, as of the close of business on April 8, 2019 to approximately 829,383.

The Depositary Shares continue to trade on the NASDAQ Capital Market. Our Ordinary Shares, which were not affected by the change, continue to trade on AIM.

The change in the number of Depositary Shares resulting from the change in ratio has been applied retroactively to all share and per share amounts presented in this Annual Report on Form 20-F; provided, however, that such changes have not been made to the financial statements and accompanying notes incorporated herein by reference or the selected financial data contained elsewhere herein.

A.	Operating Results.

This section begins with an overview of the principal factors and trends affecting our results of operations. The overview is followed by a discussion of the components of our income statement and our critical accounting policies and estimates that we believe are important to understanding the assumptions and judgments reflected in our reported financial results. We then present an analysis of our results of operations for the last three fiscal years. Following the sale of Midatech US, we contain one reportable segment, referred to as Pipeline Research and Development.

The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 of this Annual Report on Form 20-F and “Item 3.D—Key Information —Risk Factors.” Our financial statements and the financial information discussed below have been prepared in accordance with IFRS.

Principal Factors Affecting Results of Operations

We consider the currency exchange rate between the British pound sterling, Euros and the United States dollar and certain other factors affecting the comparability of results of operations between periods as those most likely to influence our financial condition and results of operations.

Currency Exchange Rate

We report our financial results in British pounds sterling and our cash reserves are also largely denominated in British pounds sterling; however as at December 31, 2018, we had £1.4 million cash reserves denominated in U.S. dollars due to the sale of Midatech US. Costs from our Spanish operation are denominated in Euros and revenues and costs from our former United States operations are denominated in United States dollars, which subjects us to currency exchange risks. A strong Euro or United States dollar against the British pound sterling would result in these Euros or United States dollars denominated costs needing a greater amount of cash to settle the cost.

During the periods set forth in our financial statements, incorporated herein by reference, and in particular during 2016, 2017 and 2018, there has been considerable volatility in the British pound sterling against the Euro and the United States dollar. The Euro started 2016 close to an historic low but significantly strengthened during that year, particularly following the Brexit vote in June 2016, resulting in higher British pound sterling equivalent costs being charged to the consolidated financial statements. Similarly, the British pound depreciated significantly against the United States dollar reaching an historic low in 2016 following the Brexit vote, again resulting in higher British pound sterling equivalent costs being charged to the consolidated financial statements, however, it also resulted in higher revenue being recorded in the income statement. During 2017 and 2018, volatility in the British pound sterling was still significant as currency markets fluctuated over the prospect of the United Kingdom and European Union reaching a deal over Brexit. At this time, we do not consider the exposure sufficient to utilize derivatives to manage the forward exchange risk. Certain other costs are denominated in other currencies; however, these are not considered material.

 Acquisition Transactions

Effective November 1, 2018, we sold Midatech US. In accordance with IFRS 5, the sale of Midatech US has been accounted for as a discontinued operation. Under IFRS 5, the results of the discontinued operation are removed from each line in the statement of comprehensive income and the overall losses attributable to the continuing and discontinued operations are reported separately on the face of the statement of comprehensive income. Consequently, the results set out in the statement of comprehensive income and described below refer to the continuing operations only; the loss from discontinued operations is shown in aggregate as a single line entry on the face of our consolidated statement of comprehensive income. Comparative figures are restated to show continuing operations on a consistent basis.

Components of Consolidated Statement of Comprehensive Income Items

Revenue

Following the sale of Midatech US, our income streams comprises revenue derived from services provided to collaboration partners, milestone income from research and development contracts and limited income from the sale of goods. Collaboration revenue is recognized at the agreed day rate as the relevant services are delivered. Milestone income is recognized as revenue in the accounting period in which the milestones are achieved. Milestones are agreed on a project by project basis and will be evidenced by set deliverables.

Operating Expenses

We classify our operating expenses into two categories: (i) research and development, and (ii) administrative costs. These categories correspond to different functional areas within the Company. Prior to the sale of Midatech US, costs were also classified as distribution costs, sales and marketing, however this is no longer a material category for the business. Any non-materialized ongoing costs which might have been considered to be distribution costs, sales and marketing have been classified as administrative costs.

Our operating expenses primarily consist of personnel costs, contract research and development costs, professional service fees and depreciation. Personnel costs for each category of operating expenses include salaries, bonuses, social security, health insurance, other employee benefits and share-based compensation for personnel in that category. We allocate share-based compensation expense resulting from the amortization of the fair value of options. Central overheads, such as rent, computer and other technology costs, are not allocated out to departments.

Reclassification of 2017 research and development costs and administrative costs –continuing operations. In 2017, the impairment charge of £1.5 million against the Opsisporin In Process Research and Development (“IPRD”) intangible asset was disclosed separately on the face of the statement of comprehensive income. In doing so the impairment charge was deducted from administrative costs rather than research and development costs in error. This restatement has no impact on the loss before tax or the net assets of the group in any year presented.

	2017 Reclassification Continuing Operations	2017 Original Basis Continuing Operations
	£’000	£’000

Research and development costs	8,329	9,829
Distribution costs, sales and marketing	170	170
Administrative costs	4,266	2,766
Impairment	1,500	1,500
	14,265	14,265

As a result of the transfer of the Company’s Zuplenz product to Midatech US during the year and the subsequent disposal of the commercial operation, management undertook a further review of the classification of certain expenses between the R&D pipeline and commercial segments which resulted in a transfer of £0.70 million in 2017 (£0.45 million in 2016) from the R&D pipeline to the discontinued commercial segment.

In addition, as a result of management’s review, it was found that in 2017 £1.17 million (2016: £0.96 million) of depreciation and amortization had been classified to administrative costs in the segment analysis, as set out in Note 3 to our consolidated financial statements, but should have been classified to research and development in the amount of £0.97 million (2016: £0.76 million) and distribution costs, sales and marketing in the amount of £0.20 million (2016: £0.20 million). The segment note comparatives for 2017 and 2016 have therefore been reclassified.

This reclassification only impacted the segmental analysis and there was no impact on the consolidated statement of comprehensive income.

Research and Development Cost. Research and development costs consist of costs that are directly attributable to our research and development programs associated with the products described herein, including the cost of operating our Spanish manufacturing facility, which produces material exclusively for preclinical and clinical studies. This includes costs of third party CROs, research specialist professional services providers, chemicals and other consumables used in the research and manufacturing process, depreciation of assets related to the research and development function, and payroll costs of staff directly assigned to the research and manufacturing operations.

Administrative Costs. All other costs are classified as administrative costs. These primarily consist of personnel costs for our executive, finance, corporate development and administrative personnel, as well as legal, accounting and other professional service fees, other corporate expenses, merger and acquisition costs and initial public offering costs that are charged to the consolidated statement of comprehensive income. Administrative costs also include depreciation of administrative assets. In 2018, administrative costs included a penalty charge in respect of the early redemption of our loan facility with Midcap Financial Services, LLC (“Midcap”).

Impairment of intangible assets. There was no impairment charge in 2018. In 2017, the charge arising from impairment of intangible assets is shown separately on the face of the income statement. In 2016, the charge arising from impairment of intangible assets is included in loss from discontinued operations.

Finance Income

Finance income includes all interest receivable on cash deposits. In 2018, finance income comprised bank interest received. In 2017 and 2016, finance income also included a gain on an equity settled derivative financial liability. We assumed fully vested warrants and share options on the acquisition of DARA. The number of Ordinary Shares to be issued when exercised is fixed, however the exercise prices are denominated in United States dollars, which is different from the functional currency of the Company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities in the consolidated statement of financial position with any gains or losses being recognized through finance income or finance expense in the consolidated statement of comprehensive income.

Finance Expense

Finance expenses include all interest payable on borrowings and loan instruments, and related arrangement fees. In 2018, finance expenses was comprised primarily of interest payable in respect of our loan facility with MidCap.

Taxation

Taxation represents tax credits receivable by Group companies in respect of qualifying research and development costs incurred.

Critical Accounting Estimates and Judgments

The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. We base our estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management evaluates estimates, assumptions and judgments on a regular basis and makes changes accordingly, and discusses critical accounting estimates with the Board of Directors.

The following are considered to be critical accounting policies because they are important to the portrayal of our financial condition or results of operations and they require critical management estimates and judgments about matters that are uncertain.

Business Combinations

We determine and allocate the purchase price of an acquired business to the assets acquired and liabilities assumed as of the business combination date. The purchase price allocation process requires the use of significant estimates and assumptions, including the estimated fair value of the acquired intangible assets.

While we use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the date of acquisition, estimates and assumptions are inherently uncertain and subject to refinement. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

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

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital. The carrying value of our goodwill was £2.3 million, £13.4 million and £14.5 million as of December 31, 2018, 2017 and 2016, respectively, and intangibles not yet ready for use was £10.1 million, £10.1 million and £10.8 million as of December 31, 2018, 2017 and 2016, respectively. In addition, we had intangibles relating to product and marketing rights of £4.1 million and £5.9 million as of December 31, 2017, and 2016, respectively. Following the sale of Midatech US, the value of intangibles relating to product and marketing rights as of December 31, 2018 was nil.

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit. As previously disclosed, based on the analysis performed, there was an impairment as of December 31, 2017, for in-process research and development, relating to our decision to suspend development of the Opsisporin program, as it was outside of the our strategic focus. Further, there was also an impairment as of December 31, 2016, for marketing and product rights intangible of £11.4 million, caused by poor sales performance of the Oravig product, a product sold by Midatech US. There was no impairment to any of the intangible assets for the year ended December 31, 2018. There was no impairment to goodwill for the years ended December 31, 2018, 2017 or 2016.

Share-Based Payments

We account for share-based payment transactions for employees in accordance with IFRS 2, Share- Based Payment, which requires it to measure the cost of employee services received in exchange for the options on our Ordinary Shares, based on the fair value of the award on the grant date. We selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of its share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our Ordinary Shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The resulting cost of an equity incentive award is recognized as expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognized over the vesting period using the straight-line method and classified in the consolidated statements of comprehensive income.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 27 to our consolidated financial statements for the year ended December 31, 2018 and are estimated as follows:

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

In 2018, there were £40.7 million of gross unutilized tax losses carried forward compared to £38.4 million in 2017 and £27.0 million in 2016. Deferred tax assets of £1.7 million, £2.6 million and £3.7 million as at December 31, 2018, 2017 and 2016 respectively have been recognized because they qualify for offset against the deferred tax liabilities arising on the acquisitions of Midatech Wales and Midatech US. The remaining potential deferred tax asset of £7.3 million, £9.5 million and £8.1 million as at December 31, 2018, 2017 and 2016, respectively, has not been provided in these accounts due to uncertainty as to the whether the asset would be recovered.

Research and Development Cost

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

Recently Issued and Adopted Accounting Pronouncements

New Standards and Interpretations Adopted with effect from January 1, 2018

A number of new standards, amendments to standards, and interpretations became effective from January 1, 2018, and were applied in preparing our financial statements.

IFRS 9 Financial Instruments. In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

We adopted IFRS 9, as of January 1, 2018, considering the cumulative impact at this date in assessing whether an adjustment to opening reserves is required. We apply the simplified approach and records lifetime expected losses on all trade receivables.

This standard had no material financial impact on either the current or comparative period. Whilst the adoption of IFRS 9 has had no material impact, our policy on provisions has now changed from an incurred to expected loss basis.

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

The new revenue standard supersedes all previous revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018.

We have implemented the new standard as of January 1, 2018, applying the modified retrospective method, which requires the recognition of the cumulative effect of initially applying IFRS 15 as at January 1, 2018, to retained earnings and not restate prior years. However, since the results of our impact assessment indicates that IFRS 15 does not significantly change the amount or timing of revenue recognition in 2017 or prior periods, no cumulative adjustment to increase retained earnings was required.

New Standards and Interpretations Not Yet Adopted

One new standard, IFRS 16 Leases, is not effective for 2018, and therefore has not been applied in preparing our financial statements.

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

During 2018, we assessed the potential effect of IFRS 16 on our consolidated financial statements. Adoption of IFRS 16 will result in us recognizing right-of-use assets and lease liabilities for all contracts that are, or contain, a lease. For leases currently classified as operating leases, under current accounting requirements we does not recognize related assets or liabilities, and instead spread the lease payments on a straight-line basis over the lease term, disclosing in our annual financial statements the total commitment.

Our Board of Directors has decided it will apply the modified retrospective adoption method in IFRS 16, and, therefore, will only recognize leases on the balance sheet as at January 1, 2019. In addition, it has decided to measure right-of-use assets by reference to the measurement of the lease liability on that date. This will ensure there is no immediate impact to net assets on that date. At December 31, 2018, operating lease commitments amounted to £577,000, as set out in Note 25 to our consolidated financial statements. At January 1, 2019, we will record a lease liability of £544,000 in our accounts, reflecting a 4% discount rate on the lease commitment. We will recognize a corresponding right-of-use asset of £394,000 in respect of two of our leases, based upon the present value of future payments under these leases.

The balance of the lease liability of £142,000 relates to a sublease agreement entered into by the Company to mitigate the impact of an otherwise onerous lease on the closure of our Abingdon, United Kingdom headquarters. This has been recognized as a lease receivable as we have determined that the sublease meets the definition of a finance lease under the transitional provisions of IFRS16 and therefore, no right-of-use asset is recognized.

Upon adoption of the new standard, instead of recognizing an operating expense for our operating lease payments, we will instead recognize interest on our lease liabilities and amortization on our right-of-use assets. Given the nature of the leases involved and assuming the current low interest rate environment continues, we do not currently expect the effect on loss from operations to be significant.

The other standards, interpretations and amendments issued by the IASB (of which some are still subject to endorsement by the European Union), but not yet effective are not expected to have a material impact on our consolidated financial statements.

Results of Operations

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

The following table summarizes our consolidated results of operations for the years ended December 31, 2018 and 2017. These results reflect the sale of Midatech US and the resultant classification of its results under discontinued operations:

	Year Ended December 31,
	2018	2017
	(£ in thousands)

Revenue	149	149
Grant revenue	1,789	840
Total revenue	1,938	989
Research and development costs	(9,359)	(8,329)
Distribution costs, sales and marketing	-	(170)
Administrative costs	(4,394)	(4,266)
Impairment of intangible assets	-	(1,500)
Loss from operations	(11,815)	(13,276)
Finance income	2	415
Finance expense	(587)	(109)
Loss before tax	(12,400)	(12,970)
Taxation	2,032	1,265
Loss from continuing operations	(10,368)	(11,705)
Loss from discontinued operations	(4,662)	(4,359)
Loss for the year attributable to the owners of the parent	(15,030)	(16,064)

Revenue. For the year ended December 31, 2018, we generated consolidated Revenues from continuing operations of £0.15 million, compared to £0.15 million in 2017.

Research and Development Costs. We incurred research and development costs of £9.36 million in 2018, compared to £8.33 million in 2017, an increase of 12%, primarily due to higher levels of development activity associated with our lead clinical programs, MTD201 and MTX110.

Distribution costs, sales and marketing. There were no costs in the year ended December 31, 2018, compared to £0.17 million in 2017.

Administrative costs. For the year ended December 31, 2018, our administrative costs were £4.39 million, as opposed to £4.27 million in 2017, an increase of 3%, primarily as a result of loan redemption penalties and other costs relating to the early repayment of our senior secured loan agreement with MidCap (the “MidCap Credit Agreement”).

Impairment of intangible assets. There were no charges for impairment of intangible assets for the year ended December 31, 2018. A charge of £1.50 million arose in the year ended December 31, 2017 due to the impairment of the Opsisporin in-process research and development intangible asset.  Revenue forecasts associated with this asset were reduced following an extensive search for a development partner and a consequent decision to suspend development of the product as it is outside of our current strategic focus.

Finance Income. Overall, finance income of £0.002 million was credited to the income statement in 2018, comprising bank interest received, compared to £0.42 million in 2017. Included within finance income for 2017 was a gain of £0.40 million arising on the revaluation of an equity settled derivative financial liability. The liability represents the fair value of consideration for former DARA share options and warrants assumed by us and is largely a function of our share price. The reduction in the value in 2017 was due to a number of options and warrants lapsing during the year and also due to the reduction in the share price between the start of the year and the year end. The balance of finance income in 2017 and for all prior years related to interest received on bank deposits.

Finance Expense. Finance expenses of £0.59 million were charged in 2018, as compared to £0.11 million in 2017, an increase of £0.48 million. The increase is due to a full year of loan interest plus arrangement fees relating to the MidCap Credit Agreement being charged in 2018 as well as interest charged on government loan notes in Midatech Pharma España SL (“Midatech Pharma España”).

Taxation. We are a recipient of tax credits from Her Majesty’s Revenue and Customs in respect of certain qualifying research and development expenditures. The research and development tax credit in 2018 was £2.03 million, as compared to £1.27 million in 2017, reflecting a higher level of qualifying activity in 2018 compared to 2017.

Loss from discontinued operations. This comprises the aggregate income statement loss from the Midatech US business. The loss in the year ended December 31, 2018 was £4.67 million compared to £4.36 million in 2017. The 2018 loss includes the loss on disposal of £1.41 million associated with the sale of the Midatech US business.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The following table summarizes our consolidated results of operations for the years ended December 31, 2017 and 2016. These results reflect the sale of Midatech US and the resultant classification of its historic results under discontinued operations:

	Year Ended December 31,
	2017	2016
	(£ in thousands)
Revenue	149	776
Grant revenue	840	547
Total revenue	989	1,323
Research and development costs	(8,329)	(7,730)
Distribution costs, sales and marketing)	(170)	-
Administrative costs	(4,266)	(3,245)
Impairment of intangible assets	(1,500)	-
Loss from operations	(13,276)	(9,652)
Finance income	415	1,337
Finance expense	(109)	(73)
Loss before tax	(12,970)	(8,388)
Taxation	1,265	2,227
Loss from continuing operations	(11,705)	(6,161)
Loss from discontinued operations	(4,359)	(14,001)
Loss for the year attributable to the owners of the parent	(16,064)	(20,162)

Revenue. For the year ended December 31, 2017, we generated consolidated Revenues from continuing operations of £0.15 million, as compared to £0.78 million in 2016, a decrease of 81%. Revenue in 2016 included significant license income following an agreement with Emergex Vaccines.

Research and Development Costs. We incurred research and development costs of £8.33 million in 2017, as opposed to £7.73 million in 2016, an increase of 8%, primarily due to higher levels of development activity associated with the MTD201, MTX110 and MTD119 development programs.

Distribution costs, sales and marketing. Costs of £0.17 million incurred in the year ended December 31, 2017, compared to nil in 2016. The costs in 2017 related to certain market research activities associated with the MTD201 and MTX110 development programs.

Administrative costs. For the year ended December 31, 2017, our administrative costs were £4.27 million, as opposed to £3.25 million in 2016, an increase of 31%. This was primarily due to fees associated with securing the MidCap Credit Agreement.

Impairment of intangible assets. A charge of £1.50 million arose in the year ended December 31, 2017 due to the impairment of the Opsisporin in-process research and development intangible asset. Revenue forecasts associated with this asset were reduced following an extensive search for a development partner and a consequent decision to suspend development of the product as it was outside of our strategic focus. There was no impairment charge relating to continuing operations in 2016.

Finance Income. Overall, finance income of £0.42 million was credited to the income statement in 2017 compared to £1.34 million in 2016, a reduction of £0.92 million. Included within finance income for 2017 was a gain of £0.40 million arising on the revaluation of an equity settled derivative financial liability compared to a gain of £1.17 million in 2016. The liability represents the fair value of consideration for former DARA share options and warrants we assumed and is largely a function of our share price. The reduction in the value in 2017 and 2016 was due to a number of options and warrants lapsing during the year and also due to the reduction in the share price between the start of the year and the year end. The balance of finance income in 2017 and 2016 and for all prior years related to interest received on bank deposits.

Finance Expense. Finance expenses of £0.11 million were charged in 2017, as compared to £0.07 million in 2016, an increase of £0.04 million. The increase is due to loan interest and arrangement fees relating to the MidCap Credit Agreement being charged in 2017 as well as increased interest charged on government loan notes in Midatech Pharma España. The 2016 charge primarily related to interest on government loan notes in Midatech Pharma España.

Taxation. We are a recipient of tax credits from Her Majesty’s Revenue and Customs in respect of certain qualifying research and development expenditures. The tax credit in 2017 was £1.27 million, as compared to £2.23 million in 2016, reflecting a lower level of qualifying activity in 2017 compared to 2016.

Loss from discontinued operations. This comprises the aggregate income statement loss from the Midatech US business. The loss in the year ended December 31, 2017 was £4.36 million compared to £14.00 million in 2016. Included in the 2016 loss is an impairment of intangible assets charge of £11.41 million due to the impairment of the Oravig marketing and product rights intangible asset, caused by poor sales performance as the product struggled to gain significant market share in a heavily genericized market. Deferred tax of £6.93 million was credited to the income statement in 2016 as a result of the impairment charge in respect of Oravig, and the amortization on our intangible assets

B.	Liquidity and Capital Resources.

Overview

We have incurred significant net losses and have had negative cash flows from operations during each period from inception through December 31, 2018, and had an accumulated deficit of £89.72 million at December 31, 2018. We have yet to generate a profit and, excluding share issues, cash flows have been consistently negative from the date of incorporation. Management expects operating losses and negative cash flows to continue for the foreseeable future. In the event that current cash reserves are found to be insufficient to achieve breakeven, then additional funding will have to be obtained, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or our acquisition strategy, as well as consider other strategic alternatives.  Furthermore, we will continue to assess the market value of certain of our assets so that non-dilutive funding could be available, if required, to drive long term value for the Company without a reliance on equity funding. In connection with this, effective November 1, 2018, we sold all of the issued and outstanding stock of Midatech US to an affiliate of Barings LLC for initial cash consideration of $13.0 million, plus up to an additional $6.0 million in cash payable upon the obtainment of certain net sales milestones in 2018 and 2019 with respect to certain of the products marketed by Midatech US, individually and in the aggregate.

If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing stockholders, increased fixed payment obligations and these securities may have rights senior to those of our Ordinary Shares (including the Depositary Shares) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

As of December 31, 2018, we had cash and cash equivalents of £2.34 million. In February 2019, we received net proceeds of £12.5 million from the issuance and sale of 348,215,478 Ordinary Shares in a subscription, placing and open offer outside of the United States.

Historically, we have financed our operations primarily from the net proceeds of private share placings. In December 2014, we received net proceeds of £30.6 million from the issuance and sale of 11,985,019 of our Ordinary Shares in our initial public offering and associated listing on AIM. In October 2016, we received net proceeds of £15.6 million from the issuance and sale of 15,157,044 of our Ordinary Shares in a placing and open offer outside of the United States. In September 2017, we received net proceeds of £5.7 million from the issuance and sale of 12,314,679 Ordinary Shares in a placing outside of the United States.

On December 29, 2017, we entered into the MidCap Credit Agreement.  Under the terms of the MidCap Credit Agreement, we received an initial tranche of $7 million, which we drew down on.  The loans under the MidCap Credit Agreement would have matured on December 29, 2021. In connection with the closing of the Midatech US sale, we paid off all of the outstanding amounts under the MidCap Credit Agreement and terminated the MidCap Credit Agreement. Such amount, including early repayment fees and deferred interests, was approximately $7.7 million.

Our current commercialization strategy is to generate revenue from sales of our own product candidates, either through an in-house sales force or via a partner, thereby earning royalty income; however, this is not expected to materialize until approximately 2020, at the earliest. We are subject to risks incident in the development of new biopharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We believe our existing balances of cash and cash equivalents will be sufficient to satisfy our working capital needs and other liquidity requirements associated with our existing operations over the next 12 months.

We believe that we will eventually generate sufficient income from product revenue, royalties and license deals to become self-funding. We believe that current cash reserves will assist in our development by:

•	providing resources to progress research and development on our target products, including Q-Octreotide, and to further develop our technology platforms;

•	enhancing our profile among current and prospective partners, suppliers and customers;

•	providing the potential to access capital to fund our future growth and support further any potential expansion plans;; and

•	providing opportunities for us to attract, retain and incentivize high caliber employees.

Our forecast of the period of time through which our financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the timing of clinical trials. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. If we lack sufficient capital to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.

Cash Flows

The following table presents a summary of the primary sources and uses of cash for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016
	(£’s in thousands)
Cash used in operating activities	(13,450)	(12,953)	(13,086)
Cash provided by (used in) investing activities	9,042	(1,470)	(1,202)
Cash (used in) provided by financing activities	(6,472)	10,227	15,255
Net (decrease) increase in cash and equivalents	(10,880)	(4,146)	967

The following table presents a summary of our cash flows from discontinued operating activities arising from the discontinued Midatech US business:

	Year ended December 31,
	2018	2017	2016
	(£’s in thousands)
Cash used in operating activities	(5,368)	(1,654)	(1,251)
Cash used in investing activities	--	--	(11)
Cash used in financing activities	(7)	(34)	(35)
Net cash flows from discontinued operations	(5,375)	(1,688)	1,205

Cash outflow from operating activities arising from discontinued operations was £5.37 million compared to £1.65 million for the year ended December 31, 2017, an increase of 225%. This included changes in working capital in the period.

Cash (Used In) Provided By Investing Activities. This includes the following amounts relating to the sale of the discontinued Midatech US operation to an affiliate of Barings LLC for initial cash consideration of $13.0 million:

2018
(£’s in thousands)

Cash consideration received	9,350
Other consideration received	--
Total consideration received	9.350
Cash disposed of	(91)
Net cash inflow on disposal of discontinued operations	9,259

Operating Activities

Cash flows from Operating Activities before Changes in Working Capital. Net cash outflow from operating activities before changes in working capital was £13.36 million at December 31, 2018, as opposed to £12.97 million during the same period in 2017. This increased cash outflow of £0.39 million, or 3%, is despite reduced trading losses resulting from higher revenue and lower operating costs in the year.

Net cash outflow from operating activities before changes in working capital was £12.97 million at December 31, 2017, as opposed to £14.62 million during the same period in 2016. This reduced cash outflow of £1.65 million, or 11%, is primarily due to reduced trading losses resulting from higher revenue in the year.

Cash Used in Operations. Working capital increased in cash flow terms by £1.45 million for the year ended December 31, 2018, compared to an increase of £1.44 million for 2017.  The increase in 2018 largely comprised a decrease in trade and other payables.

Working capital increased in cash flow terms by £1.44 million for the year ended December 31, 2017, compared to an increase of £0.12 million for 2016.  The increase in 2017 largely comprised an increase in U.S. trade receivables.

The following table presents a summary of the cash used in operations for the years ended December 31, 2018, 2017 and 2016.

	Year Ended December 31,
	2018	2017	2016
	(£’s in thousands)
Cash flows from operating activities before changes in working capital	(13,361)	(12,971)	(14,615)
Changes in working capital	(1,453)	(1,437)	(121)
Cash used in operations	(14,814)	(14,408)	(14,736)

Taxes Received. Research and development tax credits of £1.36 million were received in 2018, as opposed to £1.46 million in 2017. This related to claims submitted in the prior financial year.

Research and development tax credits of £1.46 million were received in 2017, as opposed to £1.65 million in 2016. This related to claims submitted in the prior financial year.

Investing Activities

Purchase of property, plant and equipment of £0.24 million occurred in the year ended December 31, 2018, compared to £0.71 million for the same period in 2017. This was largely related to expansion of our pharmaceutical development capability in our Cardiff, United Kingdom facility.

Purchase of property, plant and equipment of £0.71 million occurred in the year ended December 31, 2017, compared to £1.35 million for the same period in 2016. This was largely related to the final costs of the expansion of the manufacturing facility in Spain.

Financing Activities

Repayment of Borrowings. In 2018, we repaid borrowings of £5.82 million, as opposed to £0.55 million in 2017, relating primarily to the repayment of the loan outstanding under the MidCap Credit Agreement, and also to the repayment of loans received from Spanish governmental agencies.

In 2017, we repaid borrowings of £0.55 million, as opposed to £0.24 million in 2016, relating primarily to the repayment of loans received from Spanish governmental agencies.

Loan Finance Raised. For the year ended December 31, 2018, we did not raise any loan finance.

For the year ended December 31, 2017, we entered into the MidCap Credit Agreement, providing us with a four-year senior secured $15 million credit facility. The loans under the MidCap Credit Agreement were secured by a security interest in all of our assets. Upon entry into the MidCap Credit Agreement, we received an initial tranche of $7 million. In connection with the sale of Midatech US, we repaid the outstanding amounts due under the MidCap Credit Agreement.

For the year ended December 31, 2016, we did not raise any loan finance.

Shares Issued Net of Costs. We did not conduct any fundraising activities during the year ended December 31, 2018. We raised £5.73 million and £15.57 million for the years ended December 31, 2017 and 2016, respectively, in cash, largely from two non-public share placings during each year.

The first 2017 share placing (the “2017 Placing”) was a placing of new Ordinary Shares with existing and new investors, the proceeds of which were used as additional working capital to invest in progressing our lead development programs. The second 2017 placing was an open offer to all of our existing shareholders (the “2017 Open Offering”) who did not participate in the 2017 Placing to subscribe for new Ordinary Shares. The 2017 Placing and the 2017 Open Offering raised £6.16 million (before expenses) in the aggregate.

The first 2016 share placing (the “2016 Placing”) was a placing of new Ordinary Shares with existing and new investors, the proceeds of which were used to invest in expanding and advancing our development pipeline. The second 2016 placing was an open offer to all of our existing shareholders (the “2016 Open Offering”) who did not participate in the 2016 Placing to subscribe for new Ordinary Shares. The 2016 Placing and the 2016 Open Offering raised £16.67 million (before expenses) in the aggregate.

For the year ended December 31, 2018, we issued 100,000 Ordinary Shares to be purchased by the Midatech Pharma Share Incentive Plan, an employee share incentive trust.

For the year ended December 31, 2017, we issued 12,314,679 Ordinary Shares as part of the 2017 Placing and 2017 Open Offering and 70,000 Ordinary Shares to be purchased by the Midatech Pharma Share Incentive Plan.

For the year ended December 31, 2016, we issued 15,157,044 Ordinary Shares as part of the 2016 Placing and 2016 Open Offering.

Cash and Cash Equivalents at Year End

Cash decreased for the year ended December 31, 2018 by £10.88 million, before the impact of foreign exchange movements, compared to a decrease of £4.15 million in the corresponding period in 2017. This decrease in 2018 was due to ongoing trading losses and repayment of the MidCap Credit Agreement only being partially offset by proceeds from the sale of Midatech US. As at December 31, 2018, we had cash and cash equivalents of £2.34 million compared to £13.20 million as at December 31, 2017.

Cash decreased for the year ended December 31, 2017 by £4.15 million, compared to an increase of £0.97 million in the corresponding period in 2016. This decrease in 2017 was due to ongoing trading losses only being partially offset by debt and equity fundraising activities during the year. As at December 31, 2017, we had cash and cash equivalents of £13.20 million compared to £17.61 million as at December 31, 2016.

C.	Research and Development, Patents and Licenses, Etc.

For more information regarding our research and development program, see “Item 4. Information on the Company—B. Business Overview—Research and Development.”

D.	Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements.

As of December 31, 2018, we did not have any off-balance sheet arrangements as defined in Item 5.E.2 of Form 20-F.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(£’s in thousands)
Bank Loans	5	5	--	--	--
Government Research Loans	1,104	284	544	276	--
Finance Leases	283	86	118	79	--
Operating Leases	577	384	193	--	--
Total	1,969	759	855	355	--

Bank Loans relates to a bank loan secured to fund the purchase of capital equipment used in our Spanish manufacturing facility.

Finance Leases relate to finance leases for analytical equipment used in our Spanish manufacturing facility and Cardiff, United Kingdom research and development site.

Operating Leases are related to our premises in the United Kingdom and Spain.

Government Research Loans relates to five tranches of government loans received by Midatech Pharma España for the finance of research, technical innovation and the construction of their laboratory. The loans are term loans which carry sub-market interest rates, and they are repayable over periods through to 2022. The loans carry default interest rates in the event of scheduled repayments not being met. The loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognized.

G.	Safe Harbor

Certain of the statements included in this annual report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. For our cautionary statement on the forward-looking statements in this Annual Report on Form 20-F, see “Cautionary Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	Directors and Senior Management

The following table sets forth certain information about our directors and executive officers. The professional address of each of the directors is care of Midatech Pharma PLC, Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA, United Kingdom.

Name	Age at 12/31/2018	Position/Title
Craig Cook, MB, BCH (3) (4)	52	Chief Executive Officer, Director
Nicholas Robbins-Cherry (3) (4)	49	Chief Financial Officer, Director
Rolf Stahel (1) (2) (3) (4)	74	Non-Executive Chairman of the Board of Directors
Dr. Huaizheng Peng (3) (4)	55	Non-Executive Director
Simon Turton, Ph.D. (1) (2) (3) (3) (4)	51	Senior Independent Non-Executive Director
Sijmen (Simon) de Vries, M.D. (1) (2) (3) (4)	59	Non-Executive Director

__________________________

(1)	Audit Committee member
(2)	Remuneration Committee member
(3)	Nominations Committee member
(4)	Disclosure Committee member

A description of the business experience and present position of each director and executive officer is provided below.

Craig Cook, MB, BCH has served as our Chief Executive Officer and member of our Board of Directors since June 1, 2018. Prior to that, Dr. Cook served as our Chief Operating Officer and Chief Medical Officer (including our predecessor entity) since January 2014. From May 2005 to December 2013, Dr. Cook served as Chief Executive Officer of Spacecode Technologies, which he co-founded in 2005. In addition, from November 2011 to May 2014, he served as a partner at Sedation Solutions. Dr. Cook has previously held positions at Eli Lilly and Company (NYSE: LLY), Novartis International AG (NYSE: NVS), Johnson and Johnson (NYSE: JNJ) and Serono Biotech. He is also a founder of Swisscare Health residential care group in the United Kingdom. Dr. Cook was also a lead advisor for Ippon Capital SA’s life sciences practice. Dr. Cook is a qualified physician and has a Bachelor’s of Science in pharmacology, a diploma in anesthesiology and a Masters of Business Administration.

Nicholas Robbins-Cherry has served as our Chief Financial Officer (including his service to our predecessor entity) since February 2014. Mr. Robbins-Cherry was appointed to our Board of Directors on September 12, 2014. Prior to joining Midatech, Mr. Robbins-Cherry served as the Finance Director of The Marketing Practice Limited from January 2013 to January 2014. Prior to that, he served in various positions, most recently as the Finance Director, of CACI Limited from February 2008 to January 2013. Mr. Robbins-Cherry is a chartered accountant and has a Master’s of Business Administration and Bachelors of Science in Pharmacology.

Rolf Stahel has served as our Non-Executive Chairman of the Board and director (including his service to our predecessor entity) since March 1, 2014. Since December 2016 Mr. Stahel served as the Non-Executive Chairman and a director of Ampha Limited. Between 2009 and 2016, Mr. Stahel served as the Non-Executive Chairman and a director of Connexios Sciences Pvt. Ltd., and between April 2014 and March 2017 he served as Non-Executive Chairman and a director of Ergomed Group plc (AIM: ERGO). Mr. Stahel is also the sole shareholder and founder of Chesyl Pharma Ltd. from March 1994 to March 2003, Mr. Stahel served as the Chief Executive Officer and a director of Shire Pharmaceuticals Group plc (NASDAQ: SHPG). Prior to that time, Mr. Stahel worked in various positions with Wellcome plc, the predecessor to GlaxoSmithKline plc (NYSE: GSK), for 27 years. Mr. Stahel has previously served as the Non-Executive Chairman of EUSA, Cosmos Pharmaceuticals SpA (SIX: COPN), PowderMed Ltd. and Newron Pharmaceuticals SpA (SWX: NWRN).

Dr. Huaizheng Peng has served as a non-executive member of our Board of Directors since February 2019. Dr. Peng currently serves as the General Manager of International Operations at CMS (HK:867), where has served in such capacity since 2011, and the Chief Executive Officer of A&B (HK), a subsidiary of CMS. Prior to joining CMS, Dr. Peng was a partner at Northland Bancorp, a private equity firm, and before that he was head of life sciences and a director of corporate finance at Seymour Pierce, an investment bank and stockbroker. He currently serves as a non-executive director of Neurelis, Inc., Destiny Pharma plc (LON: DEST), Blueberry Therapeutics Limited, Acticor Biopharma, Helius Medical Technologies (NASDAQ: HSDT, TSX: HSM) and Cambridge United China Collaborations Limited, as well as a number of CMS subsidiaries.  Dr. Peng received a Bachelor’s degree and a Master’s degree in medicine from Hunan Medical College, China, and a Ph.D. in molecular pathology from University College London Medical School.

Simon Turton, Ph.D. has served as a non-executive member of our Board of Director since December 2014. Dr. Turton served as Chairman of Q Chip and OpsiRx Pharmaceuticals from March 2014 until their acquisition by Midatech in December 2014. Since January 2015, he has served as the Managing Director of Gensmile Limited. In 2002, Dr. Turton joined Warburg Pincus’, most recently as head of healthcare investing activities in Europe, until June 2011. Dr. Turton has previously served on the board of Archimedes Pharma, Eurand, ProStrakan Group plc and Tornier, Inc. (NASDAQ: TRNX). Dr. Turton has a Master’s of Business Administration from INSEAD and a Ph.D. in pharmacy from the University of London.

Sijmen (Simon) de Vries, M.D. has served as a non-executive member of our Board of Director since October 2004 (including his service to our predecessor entity). Since November 2008, Dr. de Vries has served as of the Chief Executive Officer of Pharming Group NV (Euronext: PHARM). Prior to that, Dr. de Vries served as Chief Executive Officer of 4-Antibody and Morphochem AG. Prior to this he worked at Novartis Pharma, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals Plc, where he held senior business and commercial positions. Dr. de Vries holds an M.D. degree from the University of Amsterdam and a Masters of Business Administration in General Management from Ashridge Management College (UK).

B.	Compensation

The following section reports the remuneration to our Board of Directors and describes its compensation policies and actual compensation for its executive officers as well as our use of equity incentives.

As part of a broader commitment to reduce costs across the business during 2017, the Board of Directors unanimously agreed to reduce the base salaries for the executive directors and remuneration for the non-executive directors, effective from October 1, 2017. These reductions will be reversed at such time as our share price returns to a closing price of £1.00.

Compensation of Non-Executive Directors

Our non-executive directors receive a fee for their services as a director, which is approved by the Board of Directors, giving due consideration to the time commitment and responsibilities of their roles and of current market rates for comparable organizations and appointments. Non-executive directors are reimbursed for travelling and other incidental expenses incurred on our business in accordance with our expenses policy.

The following table summarizes the compensation paid to our non-executive directors during 2018 (including for any service on any Group company).

Name	Fees Earned or Paid in Cash (£)(1)	All Other Compensation (£)(2)	Total (£)
Rolf Stahel	40,000	55,000	95,000
John Johnston (3)(4)	30,400	-	30,400
Michele Luzi (3)(4)	30,400	-	30,400
Dr. Huaizheng Peng (5)	-	-	-
Pavlo Protopapa (4)	30,400	-	30,400
Simon Turton (3)	30,400	-	30,400
Sijmen de Vries	30,400	-	30,400

______________

(1)	Includes annual fees, committee chairpersonship fees and meeting fees.
(2)	Includes fees paid to Mr. Stahel in connection with a consultancy agreement with Chesyl Pharma Limited, a company wholly owned by Mr. Stahel.
(3)	A portion of the compensation paid to each of Messrs. Johnston, Luzi and Turton for their services on the Board of Directors are paid to consulting firms owned by each of Mr. Johnston, Luzi and Mr. Turton, respectively; however, Midatech does not receive any consulting services from Messrs. Johnston, Luzi or Turton or their respective consulting firms.
(4)	Each of Messrs. Luzi, Johnston and Protopapa resigned from the Board of Directors effective as of February 26, 2019.
(5)	Dr. Peng was appointed to the Board of Directors on February 26, 2019, and therefore did not receive any compensation during 2018.

The following table sets forth, as of December 31, 2018, the aggregate number of option awards held by our non-executive directors as of such date:

Name	Number of Options		Grant Date	Exercise Price per Share (£)	Expiration Date
Michele Luzi (1)(2)	18,796	(3)	4/20/2012	4.19	4/20/2022
Sijmen de Vries	3,000	(3)	12/31/2008	1.425	12/31/2018 (5)
	4,000	(3)	4/20/2012	4.19	4/20/2022
	10,000	(4)	6/30/2014	0.075	6/30/2024

___________

(1)	Stock options held by Mr. Luzi were granted as part of a prior investment in Midatech Limited in 2011 and not for service as a non-executive director.
(2)	Mr. Luzi resigned from our Board of Directors effective as of February 26, 2019.
(3)	The stock options are fully vested.
(4)	The stock options vest in the following installments: (i) 50% of the stock options vest when our share price is £5.31 share, (ii) a further 25% of the stock options vest when our share price is £13.72 a share and (iii) the remaining 25% of the stock options vest when our share price is £18.86 a share.
(5)	These options expired as of December 31, 2018 without exercise by Mr. de Vries.

All stock options were granted with an exercise price at or above market value on the date of grant.

Deed of Indemnity

Under a deed poll declared by the Company on August 5, 2015 (the “Deed of Indemnity”), the Board of Directors and our Company Secretary are indemnified against costs and liabilities incurred in connection with their office, other than any liability owed by such person to the Company itself (or any of its associated entities) and other than indemnification for liabilities in certain circumstances, which are prohibited by virtue of the United Kingdom Companies Act 2006. The Deed of Indemnity provides that a director may also be lent sums to finance any relevant defense costs, provided that, in the event such proceedings involve criminal or civil matters in which the person is convicted or has a judgment made against him or her, then such loan must be repaid.

Letters of Appointment

Each non-executive director (other than Mr. Stahel and Dr. Peng) has been appointed to serve on our Board of Directors pursuant to a letter of appointment. The initial term of appointment for each director is three years, unless terminated earlier by either party upon one month’s prior notice or in accordance with the terms of the letters of appointment. The appointment is subject to our articles of association, and is subject to confirmation at any annual general meeting of the Company.

Each non-executive director (other than Mr. Stahel) is paid an annual fee of £30,400, which covers all duties, including committee service or service on the board of a Midatech subsidiary, with the exception of committee chairmanships and certain additional responsibilities, such as taking on the role of senior independent director. In addition, we reimburse each director for reasonable and properly documented expenses incurred in performing their duties. As noted above, we also grant each director a deed of indemnity against certain liabilities that may be incurred as a result of their service, to the extent permitted by the United Kingdom Companies Act 2006.

In addition, without our prior written consent, for a period of six months following a director’s termination from service, such director will not, whether as a principal or agent and whether alone or jointly with, or as a director, manager, partner, shareholder, employee consultant of, any other person, carry on or be engaged, concerned or interested in any business which is similar to or which is (or intends to be) in competition with any business being carried on by Midatech or any subsidiary, as applicable.

Rolf Stahel Letter of Appointment

Pursuant to a term of appointment dated April 15, 2014, as amended on December 2, 2014 (the “Stahel Appointment Agreement”), Rolf Stahel was appointed non-executive Chairman of the Board of Directors, with effect from March 1, 2014. The initial term of appointment for Mr. Stahel expired on February 28, 2015 but Mr. Stahel was subsequently re-elected by the directors of Midatech with the current term expiring in April 2019. In addition, his appointment may be terminated:

•	by either party giving at least three months prior written notice;

•	by the Board of Directors reasonably determining that Mr. Stahel’s acceptance of any other employment, engagement, appointment, interest or involvement with any business or person competes or conflicts with his appointment and would result in a serious conflict of interest or Mr. Stahel reasonably determines such interest would result in a serious conflict of interest, and Mr. Stahel accepts such employment, engagement, appointment, interest or involvement; or

•	in accordance with our articles of association or applicable law.

Pursuant to the terms of the Stahel Appointment Agreement, Mr. Stahel is paid an annual fee of £40,000 (reduced from £50,000 with effect from October 1, 2017). Mr. Stahel is also paid an additional fee of £40,000 under a consultancy agreement (reduced from £50,000 with effect from October 1, 2017). Mr. Stahel is entitled to additional payments depending upon the amount of time he devotes to the Company under the Consultancy Agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Chesyl Pharma Limited.” In addition, in connection with the execution of the Stahel Appointment Agreement, we granted to Mr. Stahel options to acquire shares of Ordinary Shares at a price of 0.075p per share, which he subsequently exercised (all per share and share amounts for Mr. Stahel have been adjusted to account for a two-for-one stock split of Ordinary Shares on November 28, 2014). Mr. Stahel, in accepting the options, agreed to certain restrictions on any disposal and voting rights of such shares. As to 244,880 of such shares held by Mr. Stahel, Mr. Stahel is prohibited from disposing of such shares unless and until the Company reaches certain milestones set forth in the Stahel Appointment Letter. Such shares that are subject to disposal restrictions are unable to be voted upon by Mr. Stahel during the periods described above in respect of the amount of such shares which remain under restriction.

In addition, we also are obligated to take out a reasonable directors and officers liability insurance policy, which applies to Mr. Stahel. We also agreed to reimburse Mr. Stahel for reasonable and documented expenses accrued in the course of performing his duties and provide him with up to £7,500 in professional advice in connection with performing his duties. The Stahel Appointment Agreement includes provisions related to the non-disclosure of information and assignment of inventions. Among other things, these provisions obligate Mr. Stahel from disclosing any of our proprietary and confidential information received during the course of employment and to assign to us any inventions conceived or developed during the course of their employment.

In the event we terminate the agreement with Mr. Stahel at any time in accordance with the provisions of the articles of association or applicable laws, Mr. Stahel will have no right to damages or compensation if he:

•	is found guilty of any misconduct, gross negligence or dishonesty or acts in a manner which is materially adverse to our interests;

•	commits any serious or repeated breach or non-observance of his obligations to the Company;

•	becomes bankrupt, has an interim order made against him under the United Kingdom Insolvency Act 1986 or makes any composition or enters into any deed of arrangement with his creditors or the equivalent of any of these under any other jurisdictions;

•	becomes of unsound mind, becomes a patient under any statute relating to mental health or is unable, due to any accident, illness or injury, to undertake his duties for the Company for a period of more than six consecutive months;

•	is convicted of a criminal offense (other than a motoring offense for which a non-custodial penalty is imposed);

•	is disqualified by law or an order of a court of competent jurisdiction from holding office; or

•	has failed to submit his resignation as Chairman and as a director of the Company when required to so pursuant to the terms of the Stahel Appointment Agreement.

In the event we terminate the agreement at any time with immediate effect (other than pursuant to the preceding paragraph), we will pay to Mr. Stahel all fees which are due to him for the following 12 months.

Mr. Stahel may resign from his positions at any time if the Company (i) is guilty of any gross negligence which affects him or any dishonesty towards or concerning him or (ii) becomes insolvent, makes any composition or enters into any deed of arrangement with its creditors or the equivalent. If Mr. Stahel resigns due to these reasons, we will pay to Mr. Stahel all fees which are due to him for the following 12 months. Further, in the event that Mr. Stahel is unable, due to an accident, illness or injury, to undertake his duties for the Company in accordance with the terms of the Stahel Appointment Agreement for a period of more than six consecutive months, he may resign at any time without any rights to damages or compensation. Mr. Stahel is also required to resign in connection with the Board of Directors determination that his acceptance of any other employment, engagement, appointment, interest or involvement with any business or person competes or conflicts with his appointment and would result in a serious conflict of interest or Mr. Stahel reasonably determines such interest would result in a serious conflict of interest, and Mr. Stahel accepts such employment, engagement, appointment, interest or involvement, without any rights to damages or compensation. If Mr. Stahel resigns for any other reason, he must provide 12 months written notice.

Relationship Agreement

Dr. Peng was appointed to our Board of Directors pursuant to the terms of that certain Relationship Agreement, dated January 29, 2019, by and among the Company, Panmure Gordon (UK) Limited, the CMS Stockholders and certain affiliates of the CMS Stockholders. For more information regarding this agreement, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with the CMS Parties—Relationship Agreement.”

Compensation of Executive Officers

The following table summarizes the compensation paid to our executive officers during 2018 (including for any service on any subsidiary of Midatech), including two former executive officers.

Name	Salary (£)	Bonus (1)(£)	All Other Compensation (2)(£)	Total (£)
Dr. Craig Cook	233,241	-	17,000	250,241
Chief Executive Officer (3)
Nick Robbins-Cherry	155,000	-	17,600	172,600
Chief Financial Officer
Dr. James Phillips	110,117	-	103,165	213,282
Former Chief Executive Officer (4)
All current and former executive officers as a group (4 persons) (5)	698,917	-	160,445	859,362

_____________

(1)	Dr. Cook and Mr. Robbins-Cherry have a bonus target of 50% and 33%, respectively, of their annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of the Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. For 2018, the executive officers did not receive a bonus.
(2)	The amounts reflect the value of benefits payable pursuant to pension plans. For Dr. Phillips, this amount includes a £99,000 severance payment. This amount also includes $28,900 in the form of a transaction bonus payable to David Benharris, the President of Midatech US, in connection with the sale of Midatech US. In connection with the sale of Midatech US, Mr. Benharris ceased working for the Company effective as of November 1, 2018.
(3)	Includes compensation for Dr. Cook’s service as our Chief Operating Officer and Head of Research and Development from January 1, 2018 through May 31, 2018.
(4)	Dr. James Phillips resigned from Midatech and relinquished all positions held with the Company and its subsidiaries effective May 31, 2018.
(5)	This includes information for Mr. Benharris, who served as the President of Midatech US. In connection with the sale of Midatech US, Mr. Benharris ceased working for the Company effective as of November 1, 2018.

The following table sets forth, as of December 31, 2018, the aggregate number of option awards held by our executive officers:

Name	Number of Options	Grant Date	Exercise Price per Share (£)	Expiration Date
Dr. Craig Cook	360,000 (1)	7/1/2014	0.075	7/1/2024
	150,000 (2)	10/31/2016	2.68	10/31/2026
	210,000 (2)	12/19/2016	1.21	12/19/2026
	241,000 (3)	12/15/2017	0.46	12/15/2027
Nick Robbins-Cherry	60,000 (1)	6/30/2014	0.075	6/30/2024
	125,000 (2)	10/31/2016	2.68	12/2/2025
	168,000 (2)	12/19/2016	1.21	12/7/2026
	202,000 (3)	12/15/2017	0.46	12/15/2027
Dr. James Phillips (5)	200,000 (4)	6/30/2014	0.075	5/31/2022
	140,625 (4)	10/31/2016	2.68	5/31/2022
	153,125 (4)	12/19/2016	1.21	5/31/2022
All executive officers as a group (4 persons)	2,229,750 (5)	(6)	(7)	(8)

_________

(1)	Stock options held by Drs. Cook and Phillips and Mr. Robbins-Cherry vest in the following installments: (i) 50% of the stock options vest when our share price is £5.31 share, (ii) a further 25% of the stock options vest when our share price is £13.72 a share and (iii) the remaining 25% of the stock options vest when our share price is £18.86 a share. In connection with the acquisition of DARA, stock options issued to Mr. Benharris exercisable for shares of DARA common stock were assumed by the Company and became exercisable for Ordinary Shares (subject to certain adjustments based upon the exchange ratio for DARA common stock in the merger). All Ordinary Shares issuable upon exercise of such options are to be delivered in the form of Depositary Shares.
(2)	25% of the options vest 12 months after the grant date, followed by vesting of 12 equal quarterly tranches, over a subsequent three-year period.
(3)	25% of the options are eligible to vest 12 months after the grant date, followed by 12 equal quarterly tranches, over a subsequent three-year period. All vesting subject to the Company’s Ordinary Share price returning to a 20-day closing VWAP price of £1.00 at any time during the life of the option.
(4)	Pursuant to the terms of the Severance Agreement with Dr. Phillips, Dr. Phillips may continue to exercise 493,750 stock options which had vested as of May 31, 2018 until May 31, 2022.
(5)	1,219,750 stock options are fully vested.
(6)	The grant dates range from June 30, 2014 to December 15, 2017.
(7)	The exercise price of the options range from £0.075 to £2.68.
(8)	The stock options expire between November 1, 2020 and December 15, 2027.

Agreements with Executive Officers

Dr. Craig Cook and Nicholas Robbins Cherry Service Agreements. We have entered into a service agreement (collectively, the “Service Agreements”) with each of Dr. Cook and Mr. Robbins-Cherry, entered into on June 1, 2018 and December 2, 2014, respectively. The Service Agreements provide for base salaries, incentive compensation benefits, and, in certain circumstances, severance benefits. The Service Agreements may be terminated, subject to certain exceptions, upon six months’ prior notice.

The Service Agreements with each of Dr. Cook and Mr. Robbins-Cherry provided for initial base salaries of £220,000 and £125,000, respectively. Dr. Cook’s base salary is subject to increase (i) each April 1 by the percentage increase, if any, in the “All Items Index of Retail Prices” published by the United Kingdom Office for Nation Statistics over the previous year and (ii) at such time as the AIM 30-day volume weighted average share price of the Ordinary Shares reaches 100 pence, at which time his salary shall be increased to £253,000. Mr. Robbins-Cherry’s base salary is also subject to increase at such time as the AIM 30-day volume weighted average share price of the Ordinary Shares reaches 100 pence, at which time his salary shall be increased to £176,000. The base salaries of each of Dr. Cook and Mr. Robbins-Cherry are reviewed annually to consider any increase in salary. In October 2017, as part of a commitment by the Board of Directors to reduce costs, the salary of Mr. Robbins-Cherry was decreased to the current level of £155,000. The Service Agreements also include a bonus target for Dr. Cook and Mr. Robbins-Cherry of 40% and 33%, respectively, of their annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of the Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. No bonus was paid in respect of the year ended December 31, 2018. In addition to base salary and bonus, the Service Agreements provide for additional benefits, such as a 10% pension contribution, life insurance, medical insurance, vacation benefits and any other additional benefits as determined by the Board of Directors from time to time.

Pursuant to the terms of the Service Agreements, each executive has also agreed that, for a period of six months following his termination, he will not directly or indirectly compete with the Company. The Service Agreements include provisions related to the non-disclosure of information and assignment of inventions. Among other things, these provisions prohibit each executive officer from disclosing any of our proprietary and confidential information received during the course of employment and obligate each executive officer to assign to the Company any inventions conceived or developed during the course of their employment. The Service Agreements also include customary confidentiality, non-solicitation, non-poaching and non-disparagement provisions.

The Service Agreements also provide the executive officers with certain payments and/or benefits upon certain terminations of employment. If the executive is terminated due to his inability to perform his duties due to illness or other incapacity for a continuous period of three months, or an aggregate period exceeding 100 working days in any period of 12-months, we may, notwithstanding any other provision of the Service Agreement, terminate the executive’s employment upon six months’ written notice. During that period, the executive will not be entitled to receive his salary or any bonus payment, but will be entitled to any benefits owed under the Service Agreement. Further, notwithstanding any notice requirements for termination set forth in the Service Agreements, we may, at any time and in its absolute discretion, terminate the Service Agreement and provide the executive with a payment in lieu of any required notice. The payment will comprise of the executive’s base salary, but will not include any bonus or other benefits, and shall be subject to any tax or insurance deductions. Notwithstanding the foregoing, we may terminate the Service Agreement without notice or payment in lieu thereof if the executive:

•	is guilty of serious misconduct or any other misconduct which affects, or is likely to affect, prejudicially our interests;

•	fails or neglects to efficiently and diligently discharge his duties or commits any serious or repeated breach or non-observance of any of the provisions of the Service Agreement or any share dealing code we have adopted;

•	has an interim receiving order made against him, becomes bankrupt or makes any composition or enters into any deed of arrangement with his creditors;

•	is charged with an arrestable criminal offense (other than a road traffic offense in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed);

•	is disqualified from holding office in any company by reason of an order of a court of competent jurisdiction;

•	becomes of unsound mind or becomes a patient under any statute relating to mental health;

•	is convicted of an offense under the United Kingdom’s Criminal Justice Act 1993 in relation to insider dealings or under any other present or future statutory enactment or regulations relating to insider dealings;

•	is in breach of the Model Code on directors’ dealings in listed securities, including securities trading on AIM, published by the London Stock Exchange; or

•	commits any other act warranting summary termination at common law including, but not limited to, any act justifying dismissal without notice in the terms of our generally applicable disciplinary rules.

Settlement Agreement. In connection with Dr. Phillips’ resignation as our Chief Executive Officer and a member of the Board of Directors, on March 14th, 2018, we entered into a Settlement Agreement (the “Settlement Agreement”) with him. Pursuant to the terms of the Settlement Agreement, Dr. Phillips’ employment and service on the Group’s Boards of Directors was terminated effective May 31, 2018 (the “Termination Date”). In consideration for Dr. Phillips’ termination as Chief Executive Officer, we also agreed to pay Dr. Phillips a one-time payment of £99,000, plus payment for any accrued but unpaid vacation days. Further, Dr. Phillip may continue to exercise any stock options that vested as of the Termination Date until the May 31, 2022.

C.	Board Practices

Board of Directors

Our Board of Directors is currently comprised of six directors, two of whom are executive directors and four non-executive directors, reflecting a blend of different experience and backgrounds. The roles of Chairman of the Board of Directors (which is a non-executive position) and Chief Executive Officer have been split and there is a clear division of responsibility between the two. With a view towards maintaining the independence of the Board of Directors, no remuneration is paid to either the Chairman or non-executive directors in the form of shares.

Since becoming a public company in the United Kingdom in 2014, the Board of Directors has sought to develop our governance framework above the level required for an AIM listed company of our size by adopting many aspects of the United Kingdom Corporate Governance Code. With effect from September 28, 2018, all AIM listed companies were required to formally apply a recognized corporate governance code. We have chosen to adopt the principles of the Quoted Companies Alliance Corporate Governance Code for Small and Mid-Sized Quoted Companies (the “QCA Code”). The QCA Code identifies ten principles to be followed in order for companies to deliver growth in long term shareholder value, encompassing and efficient, effective and dynamic management framework, accompanied by good communication, to promote confidence and trust.

The Board of Directors is responsible for inter alia, approving interim and annual financial statements, formulating and monitoring our strategy, approving financial plans and reviewing performance, as well as complying with legal, regulatory and corporate governance matters. There is a schedule of matters reserved for the Board of Directors.

The Board of Directors meets regularly to consider strategy, performance and the framework of internal controls. To enable the Board of Directors to discharge its duties, all directors receive appropriate and timely information. Briefing papers are distributed to all directors in advance of board meetings.

Board Committees

We have established audit, nomination, remuneration and disclosure committees of the Board of Directors with formally delegated duties and responsibilities. From time to time separate committees may be set up by the Board of Directors to consider specific issues when the need arises.

Audit Committee

The Audit Committee currently consists of three members: Simon Turton (Chairman), Sijmen de Vries and Rolf Stahel. John Johnston and Pavlo Protopapa each served on the Audit Committee during the year ended December 31, 2018 through their resignations from the Board of Directors on February 26, 2019. The Board of Directors has determined that Messrs. de Vries, Turton and Stahel are independent under Rule 10A-3 of the Exchange Act and the applicable rules of NASDAQ and that Mr. Turton qualifies as an “audit committee financial expert” as defined under in Item 16A of Form 20-F.

The Audit Committee of the Board of Directors assists the Board of Directors in discharging its responsibilities with regard to financial reporting, external and internal audits and controls, including reviewing and monitoring the integrity of the Company’s annual and interim financial statements, advising on the appointment of external auditors, reviewing and monitoring the extent of the non-audit work undertaken by external auditors, overseeing our relationship with our external auditors, reviewing the effectiveness of the external audit process and reviewing the effectiveness of our internal control review function. The ultimate responsibility for reviewing and approving the annual report and accounts and the half-yearly reports remains with the Board of Directors.

The Audit Committee meets not less than twice a year and otherwise as required.

Nomination Committee

The Nomination Committee is chaired by Rolf Stahel and is currently comprised of all other members of the Board of Directors. The Nomination Committee assists the Board of Directors in discharging its responsibilities relating to the composition and make-up of the Board of Directors and any committees of the Board of Directors. It is responsible for periodically reviewing the Board of Director’s structure and identifying potential candidates to be appointed as directors or committee members as the need may arise. The Nomination Committee is responsible for evaluating the balance of skills, knowledge and experience and the size, structure and composition of the Board of Directors and committees of the Board of Directors, retirements and appointments of additional and replacement directors and committee members and will make appropriate recommendations to the Board of Directors on such matters.

The Nomination Committee meets not less than once a year and otherwise as required.

Remuneration Committee

The Remuneration Committee currently consists of three members: Sijmen de Vries (Chairman), Simon Turton and Rolf Stahel. Michele Luzi served on the Remuneration Committee during the year ended December 31, 2018 through his resignation from the Board of Directors on February 26, 2019.The Board of Directors has determined that Messrs. de Vries, Turton and Stahel are independent under applicable rules of NASDAQ.

The Remuneration Committee of the Board of Directors is responsible, within agreed terms of reference, for establishing a formal and transparent procedure for developing policy on executive remuneration and setting the remuneration packages of individual directors. This includes agreeing with the Board of Directors on the framework for remuneration of the executive directors, the company secretary and such other members of our executive management as it is designated to consider. It is also responsible for determining the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options. No director may be involved in any decision as to his/her own remuneration. The Remuneration Committee ensures compliance with the QCA Code in relation to remuneration wherever possible.

The Remuneration Committee meets not less than twice a year and otherwise as required.

Disclosure Committee

The Disclosure Committee is chaired by Rolf Stahel and is currently comprised of all other members of the Board of Directors. Dr. Phillips and Mr. Protopapa served on the Disclosure Committee during the year ended December 31, 2018, with Dr. Phillips serving through his resignation effective June 1, 2018 and Mr. Protopapa through his resignation from the Board of Directors on February 26, 2019.The Disclosure Committee is considered to have a quorum with at least one executive and one non-executive director in attendance. The Disclosure Committee is responsible, within agreed terms of reference, for ensuring compliance with the AIM Rules, rules and regulations promulgated by the U.S. Securities and Exchange Commission and the rules of NASDAQ, and disclosure of information. The Disclosure Committee works closely with the Board of Directors to ensure that our nominated adviser is provided with any information it reasonably requests or requires in order for it to carry out its responsibilities under the AIM Rules and the AIM Rules for Nominated Advisers.

The Disclosure Committee meets at least four times a year and otherwise as required.

Service Contracts

Except as described above under “—B. Compensation of Non-Executive Directors” and “—B. Compensation of Executive Officers,” Midatech does not have service contracts with any member of its Board of Directors or its executive officers.

D.	Employees

The number of our employees by geographic location and function as of the end of the period for the fiscal years ended December 31, 2018, 2017 and 2016 were as follows:

	As of December 31,
	2018	2017	2016
Business functional area:
Research and development	62	62	54
Sales and marketing	--	6	6
General and administration	11	17	19

Total	73	85	79

	As of December 31,
	2018	2017	2016
Geography:
United Kingdom	35	39	37
North America (1)	--	12	14
Spain	38	34	28

Total	73	85	79

 ____________________

(1)       We divested our U.S. operations effective as of November 1, 2018 with the sale of Midatech US. As of that date, Midatech US employed 12 people.

To our knowledge, none of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

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

Information with respect to share ownership of members of our Board of Directors and our executive officers is included in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Equity Benefit Plans

Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme

In connection with our initial public offering in December 2014, the Board of Directors established the Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme (the “2014 EMI Scheme”), to allow us to grant options to purchase Ordinary Shares to qualifying employees and directors of the Group (“Plan Participants”), for the purpose of attracting, rewarding and retaining such persons. As of December 31, 2018, we had reserved 6,118,414 of our Ordinary Shares for issuance pursuant to the 2014 EMI Scheme, subject to certain adjustments set forth in the plan.

Administration. The overall responsibility for the operation and administration of the 2014 EMI Scheme is vested in the Board of Directors.

Eligibility. In order to be eligible to participate as a Plan Participant in the 2014 EMI Scheme, a person must be an employee or director of the Company or any of its subsidiaries whose “committed time” amounts to at least 25 hours a week or, if less, 75% of his or her “working time,” as each of those terms are defined under the Her Majesty’s Revenue and Customs rules set out in Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 of the United Kingdom (“Schedule 5”). The Board of Directors may exercise its discretion in selecting the Plan Participants to whom stock options will be granted under the 2014 EMI Scheme.

Grant of Options. Options may be granted from time to time by the Board of Directors, other than when grants are not permitted under the Model Code, AIM Rules or there are other restrictions with regards to the Ordinary Shares. No payment will be made for the grant of a stock option.

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

Size of Option Grants and Plan Limits. As of December 31, 2018, we had reserved 6,118,414 of our Ordinary Shares for issuance under the 2014 EMI Scheme. Stock options shall be granted under, and comply with, Schedule 5. This confers tax benefits on stock options up to a certain threshold. That threshold is currently such that when an employee has received and holds stock options with a value at grant of £250,000 or more, he or she may not have any further granted options for three years. In the event that this threshold is exceeded or the Company ceases to satisfy the qualifying conditions, unapproved options may instead be granted under the terms of the 2014 EMI Scheme. The total value of shares subject to unexercised options at any time may not exceed £3.0 million. All options must be exercised within 10 years from the grant date as set out in the rules of the 2014 EMI Scheme, or as set forth in the applicable option agreement.

Vesting of Options. In the normal course, stock options will become eligible for vesting subject to the satisfaction of time and financial performance targets.

If a Plan Participant leaves the employment of the Company or its subsidiaries for any reason, his or her stock option will generally lapse unless the Board of Directors exercises its discretion to allow the exercise of the stock option.

Performance Targets. All stock options granted under the 2014 EMI Scheme will be subject to appropriate performance targets determined by the Board of Directors, which may include share price targets, with stock options vesting in part on the attainment of each performance target.

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

Adjustments. If there is any adjustment of our issued share capital, the Ordinary Shares subject to a stock option will be subject to appropriate adjustment. The Board of Directors may adjust stock options in such manner as it determines to be appropriate.

Midatech Pharma PLC 2016 United States Option Plan

In 2016, we adopted the Midatech Pharma PLC 2016 United States Option Plan (the “2016 United States Plan”) as a sub-plan of the 2014 EMI Scheme, to set forth the terms and conditions applicable to options that are granted under the 2014 EMI Scheme to eligible employees of our United States subsidiaries.

With the sale of Midatech US, options granted to employees remaining with the business at the time of sale were deemed to be fully vested and such employees were granted two years in which to exercise. At the time of such sale, there were approximately 420,000 options subject to this. Following the sale of Midatech US, no further options have been, nor will be, granted under the 2016 United States Plan.

Administration. The responsibility for the operation and administration of the 2016 United States Plan is vested in either a committee appointed by the Board of Directors to administer the Plan or the Board of Directors (the “Committee”).

Eligibility. In order to be eligible to participate as a Plan Participant in the 2016 United States Plan, a person would have needed to have been an employee of one of our United States subsidiaries. Directors who were not otherwise employed by the Company or one of our United States subsidiaries were not eligible under the 2016 United States Plan. The Committee exercised its discretion in selecting the Plan Participants to whom stock options would be granted under the 2016 United States Plan and took into account any factors it deemed relevant, including the duties of the individual, the Committee’s assessment of the individual’s contributions to the success of the Company or its subsidiaries.

Grant of Options. Each grant of options under the 2016 United States Plan was made pursuant to an award agreement, in such form as the Committee determined. The award agreement specified the number of shares to which the option pertained, whether the option was an incentive stock option (“ISO”) or a non-qualified stock option, the option price, the term of the option, the conditions upon which the option would vest and become exercisable, and such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee determined. ISOs could be granted only to employees of the Company or a subsidiary. Subject to the exceptions in the 2016 United States Plan, or to the extent an option remains exercisable as set forth in the award agreement, an option would immediately terminate upon the participant’s termination of service with the Company and its subsidiaries for any reason.

Form of Options. The option price per share of options granted under the 2016 United States Plan could be no less than the fair market value per share on the date of grant of the option, subject to certain exceptions for grants of ISOs and the grant of options pursuant to the assumption of, or substitution of another option.

The participant has no stockholder rights until such time as he or she is able to exercise the stock option and acquire Ordinary Shares.

Adjustments. If there is any reorganization, recapitalization, stock split, stock dividend, extraordinary dividend, spin-off, combination of shares, merger, consolidation or similar transaction or other change in corporate capitalization affecting our Ordinary Shares, equitable adjustments and/or substitutions, as applicable, to prevent the dilution or enlargement of rights may be made by the Committee to the maximum number and kind of Ordinary Shares.

Midatech Pharma PLC Employee Share Incentive Plan

In 2017, we set up the Midatech Pharma Share Incentive Plan (“MPSIP”). Under the MPSIP, our employees and directors can acquire Ordinary Shares in the Company via a salary sacrifice arrangement. We grant matching shares for every share bought. In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition. All shares purchased by the MPSIP are held by an Employee Benefit Trust that is not under our control. Shares must be left in the plan for five years to qualify for full income tax relief. As of December 31, 2018, we had reserved 132,818 of our Ordinary Shares for issuance under the MPSIP.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

The following table sets forth information, to our knowledge, as of April 15, 2019, regarding the beneficial ownership of Ordinary Shares, including:

•	each person that is known by us to be a beneficial owner of 3% or more of Ordinary Shares (based on information in our share register and information provided by such persons);

•	each member of our Board of Directors;

•	each of our executive officers; and

•	all members of our Board of Directors and its executive officers, taken as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based upon the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 409,399,613 Ordinary Shares outstanding as of April 15, 2019. Ordinary Shares subject to options currently exercisable or exercisable within 60 days of April 15, 2019 are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Unless otherwise indicated, the address for each holder listed below is Midatech Pharma PLC, Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA, United Kingdom. All holders of Ordinary Shares, including those shareholders listed below, have the same voting rights with respect to such shares.

Name of Beneficial Owner	Amount and Nature Of Ownership(1)	Percent of Class
Major Stockholders:
Entities affiliated with Dr. Lam Kong (2)	207,792,206	50.8%
Woodford Investment Management Limited (3)	77,988,214	19.0%
Ora Capital (4)	16,883,117	4.1%
Directors and Executive Officers:
Dr. Craig Cook	364,682	*
Sijmen (Simon) de Vries, M.D. (5)	439,699	*
Dr. Huaizheng Peng (2) (6)	207,792,206	50.8%
Nicholas Robbins-Cherry	196,563	*
Rolf Stahel	1,077,064	*
Simon Turton, Ph.D.	1,106,507	*
Directors and executive officers as a group (6 persons)	211,125,517	51.4%

__________________

*	Less than one percent of the outstanding Ordinary Shares.
(1)	Includes the following Ordinary Shares subject to outstanding stock options exercisable within 60 days of April 15, 2019: 240,000 for Dr. Cook, 196,063 for Mr. Robbins-Cherry, 14,000 for Dr. de Vries, and 588,859 for all current directors and executive officers as a group.
(2)	Includes 103,896,103 Ordinary Shares held of record by A&B (HK) Company Limited and 103,896,103 Ordinary Shares held of record by CMS Medical Venture Investment (HK) Limited. A&B (HK) Company Limited is a wholly owned subsidiary of A&B Brother Limited, which is wholly owned by Dr. Lam Kong. CMS Medical Venture Investment (HK) Limited is a wholly owned subsidiary of China Medical System Holdings Limited, of which Dr. Lam Kong is the President, Chief Executive Officer and Chairman of the Board and maintains a 43.96% indirect ownership interest. Information in the table and this footnote is based solely upon information contained in a Schedule 13D filed with the SEC on April 4, 2019 by A&B (HK) Company Limited, A&B Brother Limited, China Medical System Holdings Limited, CMS Medical Venture Investment (HK) Limited, and Dr. Lam Kong. Each of A&B (HK) Company Limited and A&B Brother Limited is deemed to be the beneficial owner with shared dispositive and voting power with respect to 103,896,103 Ordinary Shares. Each of China Medical System Holdings Limited and CMS Medical Venture Investment (HK) Limited is deemed to be the beneficial owner with shared dispositive and voting power with respect to 103,896,103 Ordinary Shares. Dr. Lam Kong is deemed to be the beneficial owner with shared dispositive and voting power with respect to 207,792,206 Ordinary Shares. The principal business address of China Medical System Holdings Limited and CMS Medical Venture Investment (HK) Limited is Unit 2106, 21/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong, China. The principal place of business for A&B (HK) Company Limited is Unit A, 11/F, Chung Pont Commercial Building, 300 Hennessy Road, Wanchai, Hong Kong, China. The principal business address for A&B Brother Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Island. The principal business address of Dr. Lam Kong is Unit 2106, 21/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong, China.
(3)	The principal business address of Woodford Fund Management Limited is 9400 Garsington Road, Oxford, OX4 2HN, United Kingdom. This information is based on information contained in a TR-1 Notification sent to us on February 27, 2019 by Woodford Investment Management Limited.

(4)	The principal business address of Ora Capital is Floor 1, Liberation Station, The Esplanade, St. Helier, Jersey JE2 3AS.
(5)	Includes 59,150 Ordinary Shares held by Promida Holdings, in which Dr. de Vries has a minority interest.
(6)	Dr. Peng is the General Manager of Interational Investment and Operations of China Medical System Holdings Limited and the Chief Executive Officer of A&B (HK) Company Limited, and by virtue of such relationship may be deemed to have shared voting and investment power over the securities held by such entities and as a result may be deemed to have beneficial ownership over such securities. Dr. Peng disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein, if any.

As of March 15, 2019, there were 713 individual holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company. As of March 15, 2019, 38% of our outstanding Ordinary Shares were held in the United Kingdom. As of March 15, 2019, assuming that all of the Ordinary Shares represented by Depositary Shares are held by residents of the United States, approximately 5% of our outstanding Ordinary Shares were held in the United States. At such date, there were outstanding 7,946,271 Depositary Shares, each representing 20 Ordinary Shares, and in the aggregate representing approximately 4% of the outstanding Ordinary Shares. With effect from April 8, 2019, the underlying ratio of Ordinary Shares representing Depository Shares was changed from two Ordinary Shares to 20 Ordinary Shares. While this reduced the number of Depositary Shares outstanding, this ratio change does not impact the number of underlying Ordinary Shares represented by Depositary Shares. The actual number of holders is greater than these numbers of record holders, and includes beneficial owners whose Depositary Shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

In connection with the entry into the CMS License Agreement with CMS, CMS Bridging and CMS HK (collectively, the “CMS Parties”), the CMS Stockholders acquired approximately 50.8% of our outstanding Ordinary Shares and, subject to the limitations set forth in the Relationship Agreement and the other agreements with the CMS Parties or their affiliates, they are able to exert significant control over us. In addition to the Ordinary Shares owned by the CMS Stockholders, we also granted the CMS Stockholders warrants to acquire an additional 207,792,206 Ordinary Shares upon exercise of such warrant. If such warrants were exercised, the CMS Stockholders would own approximately 67% of our outstanding shares.

To our knowledge, other than the acquisition of Ordinary Shares by the CMS Stockholders in February 2019, there has been no significant change in the percentage ownership of our Ordinary Shares held by the principal shareholders listed above in the last three years.

For more information on the CMS Parties, and the rights they have with respect to our Ordinary Shares, see “—B. Related Party Transactions—Agreements with the CMS Parties.”

B.	Related Party Transactions

Agreement with Chesyl Pharma Limited

In April 2014, Midatech Limited entered into a consultancy agreement (the “Consultancy Agreement”) with Chesyl Pharma Limited (“Chesyl”). Chesyl is wholly owned by Mr. Rolf Stahel, our Chairman of the Board of Directors. The term of the Consultancy Agreement commenced on March 1, 2014, with an initial term of 12 months and continuing thereafter until terminated in accordance with its terms. Chesyl was engaged to provide management consultancy services, including support and assistance to the board of directors of Midatech Limited in relation to operational issues and the provision of advice in relation to corporate strategy, corporate activities, fund raising and mergers and acquisition opportunities (collectively, the “Services”).

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

Agreements with the CMS Parties

Subscription Agreement. On January 29, 2019, we entered into a subscription agreement with each of the CMS Stockholders to subscribe for units of our Ordinary Shares and warrants to purchase our Ordinary Shares (the “Warrants”). Pursuant to the subscription agreements, we agreed to issue 103,896,103 units to each CMS Stockholder (207,792,206 units in aggregate), with each unit comprising one Ordinary Share and one Warrant, for a purchase price of £4.0 million each (£8.0 million in the aggregate), subject to admission on AIM. The Ordinary Shares were admitted to trading on AIM on February 26, 2019.

CMS License Agreement. For information regarding the CMS License Agreement, see “Item 4. Information of the Group—B. Business Overview—Commercial Agreements, Strategic Partnerships and Collaborations—CMS License Agreement.”

Relationship Agreement. On January 29, 2019, the Company, Panmure Gordon (UK) Limited (our nominated advisor, “Panmure Gordon”), the CMS Stockholders and certain affiliates of the CMS Stockholders, entered a Relationship Agreement (the “Relationship Agreement”) in order to regulate our relationships with the CMS Parties and to limit their influence over our corporate actions and activities and the outcome of general matters pertaining to the Group. The Relationship Agreement was effective from February 26, 2019.

Pursuant to the Relationship Agreement, the CMS Parties have agreed to (amongst other things):

•	conduct all transactions with us on an arm’s length terms and on a normal commercial basis, including in accordance with the related party rules set out in the AIM Rules and any other applicable laws, regulations and stock exchange rules, and only with the prior approval of a majority of independent directors;

•	exercise their voting rights or other rights and powers so as to ensure that each member of their respective Groups is capable of carrying on its business and making decisions independently of each of the CMS Parties (and any of their group companies and associates); and

•	abstain from voting in respect of any resolution concerning any contract, arrangement or transaction with a related party of each of the CMS Parties (or any of their associates).

We further agreed to conduct all transactions, agreements and relationships (whether contractual or otherwise) with the CMS Parties (and any of their group companies and associates) on arm’s length terms and on a normal commercial basis and in accordance with the related party rules set out in the AIM Rules.

The Relationship Agreement provides that any respective dispute between the Company and the CMS Parties and/or any of their respective associates relating to any existing or proposed transaction, arrangement or agreement between each of CMS Parties (or any of their associates) and the Company shall be resolved by a decision of the majority of independent directors.

The obligations of the parties under the Relationship Agreement shall automatically terminate upon:

•	the CMS Parties (or any of their associates) ceasing to beneficially hold 10%, in aggregate, of our issued Ordinary Shares; or

•	the Ordinary Shares ceasing to be admitted to AIM.

Pursuant to the Relationship Agreement, we further agreed to appoint a representative designated by A&B (HK) to the Board of Directors as a non-executive director, and further the right to elect a board observer. In connection therewith, A&B (HK) appointed Dr. Peng to the Board of Directors. A&B (HK)’s right to maintain a representative on the Board of Directors and the right to elect an observer at Board of Director meetings shall continue for so long as A&B (HK) continues to beneficially hold not less than 10% of our issued Ordinary Shares from time to time.

Warrant Instrument. The CMS Stockholders were issued the Warrants pursuant to a warrant instrument entered into by way of deed poll (the “Warrant Instrument”) by the Company dated January 29, 2019, under which we agreed to issue up to an aggregate of 348,215,478 Warrants. of this amount, and in connection with the Subscription Agreement, we issued an aggregate of 207,792,206 Warrants to the CMS Stockholders.

Each Warrant confers the right to subscribe for one Ordinary Share. The Warrants are freely transferable. Each Warrant is exercisable for cash at a price of 50 pence per Warrant, subject to the terms and conditions described in the Warrant Instrument (the “Warrant Exercise Price”), during the period commencing six months following February 26, 2019 and until the third anniversary of such date (the “Subscription Period”).

The Warrant Instrument contains customary provisions for adjustments to the Warrant Exercise Price in certain circumstances, including if, prior to the end of the Subscription Period, there shall occur any reorganization, recapitalization, consolidation or subdivision, involving the Company.

Lock-In Deed. Lock-in and orderly market agreements dated January 29, 2019 have been entered into between the Company, the CMS Stockholders and Panmure Gordon, pursuant to which the CMS Stockholders have undertaken to the Company and Panmure Gordon (subject to certain limited exceptions including by way of acceptance of a recommended takeover offer for the entire issued share capital of the Company), not to dispose of the Ordinary Shares held by them following their acquisition or any other securities in exchange for or convertible into, or substantially similar to, new Ordinary Shares (or any interest in them or in respect of them) at any time prior to the twelve month anniversary of February 26, 2019.

Furthermore, the CMS Stockholders have also undertaken to the Company and Panmure Gordon not to dispose of their Ordinary Shares for a further twelve months following the expiry of such period otherwise than through our broker with a view to maintaining an orderly market.

Share Acquisitions

Since January 1, 2018, we have engaged in the following transactions with our directors, executive officers or holders of 5% or more of our Ordinary Shares, or affiliates of our directors, executive officers or holders of more than 5% of our ordinary shares that are required to be described in this Annual Report on Form 20-F pursuant to Item 7.B. of Form 20-F.

In February 2019, we completed a subscription, placement and open offer of units (each unit consisting of one Ordinary Share and one warrant to acquire Ordinary Shares (the “Units”)) to investors at purchase price of £0.0385 per Unit. In connection with such subscription, placement and open offer:

•	the CMS Stockholders acquired an aggregate of 207,792,206 Units, equal to 207,792,206 Ordinary Shares and warrants to acquire an additional aggregate of 207,792,206 Ordinary Shares, for an aggregate purchase price of approximately £8.0 million. Following this transaction, and before the exercise of any warrants, the CMS Stockholders own approximately 50.8% of our outstanding Ordinary Shares;

•	Woodford Investment Management Limited, a holder of more than 5% of our Ordinary Shares, acquired 65,740,585 Units, equal to 65,740,585 Ordinary Shares and, due to certain threshold limits applicable to the investor, warrants to acquire up to 31,371,547 Ordinary Shares, for an aggregate purchase price of approximately £2.5 million; and

•	certain of our directors and executive officers purchased an aggregate of 1,859,795 Units, equal to 1,859,795 Ordinary Shares and warrants to acquire 1,859,795 Ordinary Shares, for an aggregate purchase price of £71,602.

C.	Interests of Experts and Counsel

Not Applicable

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may be subject to various claims or legal proceedings that arise in the ordinary course of its business. We are currently not a party to, and are not aware of any threat of, any legal proceedings, which, in the opinion of management, is likely to have or could reasonably possibly have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

We have never declared or paid any cash dividends on our shares, and have no present intention of declaring or paying any dividends in the foreseeable future. We may, by ordinary resolution, declare a dividend to be paid to the share owners according to their respective rights and interests in profits, and may fix the time for payment of such dividend. No dividend may be declared in excess of the amount recommended by the directors. The directors may from time to time declare and pay to our share owners such interim dividends as appear to the directors to be justified by our profits available for distribution. There are no fixed dates on which entitlement to dividends arises on our Ordinary Shares.

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

By the way of the exercise of a lien, if a share owner owes any money to the Company relating in any way to shares, the Board of Directors may deduct any of this money from any dividend on any shares held by the share owner, or from other money payable by the Company in respect of the shares. Money deducted in this way may be used to pay the amount owed to the Company.

Unclaimed dividends and other money payable in respect of a share can be invested or otherwise used by directors for the benefit of the Company until they are claimed. A dividend or other money remaining unclaimed 12 years after it first became due for payment will be forfeited and shall revert to the Company.

All of the shares represented by the Depositary Shares have the same dividend rights as all of our other outstanding shares.

B.	Significant Changes

Other than the information set forth herein, there have been no significant changes since December 31, 2018.

ITEM 9.	THE OFFER AND LISTING.

A.	Offer and Listing Details.

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

We incorporate by reference into this annual report the description of our articles of association contained in its Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended.

C.	Material Contracts

Except as otherwise disclosed in this annual report, we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange Controls

Other than certain economic sanctions which may in place from time to time, there are currently no United Kingdom laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payment to holders of Ordinary Shares who are non-residents of the United Kingdom. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the United Kingdom under English law or our articles of association on the right to be a holder of, and to vote in respect of, the Ordinary Shares.

E.	Taxation

Taxation in the United Kingdom

The following is a general summary of certain United Kingdom tax considerations relating to the ownership and disposal of our Ordinary Shares or Depositary Shares and does not address all possible tax consequences relating to an investment in our Ordinary Shares or Depositary Shares. It is based on United Kingdom tax law and generally published Her Majesty’s Revenue & Customs (“HMRC”) practice as of the date of this Annual Report, both of which are subject to change, possibly with retrospective effect. A United Kingdom tax year runs from April 6th in any year to April 5th in the following year.

Save as provided otherwise, this summary applies only to a person who is the absolute beneficial owner of our Ordinary Shares or Depositary Shares and who is resident (and, in the case of an individual, domiciled) in the United Kingdom for tax purposes and who is not resident for tax purposes in any other jurisdiction and does not have a permanent establishment or fixed base in any other jurisdiction with which the holding of our Ordinary Shares or Depositary Shares is connected (“U.K. Holder”). A person (a) who is not resident (or, if resident, is not domiciled) in the United Kingdom for tax purposes, including an individual and company who trades in the U.K. through a branch, agency or permanent establishment in the United Kingdom to which an Ordinary Share or Depositary Share is attributable, or (b) who is resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, is recommended to seek the advice of professional advisors in relation to their taxation obligations.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under United Kingdom tax law. In particular this summary:

•	only applies to an absolute beneficial owner of Ordinary Shares or Depositary Shares and any dividend paid in respect of that Ordinary Share where the dividend is regarded for United Kingdom tax purposes as that person’s own income (and not the income of some other person); and

•	(a) only addresses the principal United Kingdom tax consequences for an investor who holds Ordinary Shares or Depositary Shares as a capital asset, (b) does not address the tax consequences that may be relevant to certain special classes of investor such as a dealer, broker or trader in shares or securities and any other person who holds Ordinary Shares or Depositary Shares otherwise than as an investment, (c) does not address the tax consequences for a holder that is a financial institution, insurance company, collective investment scheme, pension scheme, charity or tax-exempt organization, (d) assumes that a holder is not an officer or employee of the company (nor of any related company) and has not (and is not deemed to have) acquired the Ordinary Shares or Depositary Shares by virtue of an office or employment, and (e) assumes that a holder does not control or hold (and is not deemed to control or hold), either alone or together with one or more associated or connected persons, directly or indirectly (including through the holding of Depositary Shares), an interest of 10% or more in the issued share capital (or in any class thereof), voting power, rights to profits or capital of the company, and is not otherwise connected with the company.

This summary further assumes that a holder of Depositary Shares is the beneficial owner of the underlying Ordinary Shares for United Kingdom direct tax purposes.

POTENTIAL INVESTORS IN THE DEPOSITARY SHARES SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER UNITED KINGDOM TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES OR DEPOSITARY SHARES, IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.

Taxation of Dividends

Withholding Tax.      A dividend payment in respect of an Ordinary Share may be made without withholding or deduction for or on account of United Kingdom tax.

Income Tax. An individual holder of Ordinary Shares or Depositary Shares who is not a U.K. Holder will not be chargeable to United Kingdom income tax on a dividend paid by the Company, unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the Ordinary Shares or Depositary Shares are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to United Kingdom income tax on a dividend received from the Company.

A dividend received by individual U.K. Holders will be subject to United Kingdom income tax. The rate of United Kingdom income tax that is chargeable on dividends received in the tax year 2018/19 or 2019/20 by an individual U.K. Holder who is (i) an additional rate taxpayer is 38.1%, (ii) a higher rate taxpayer is 32.5%, and (iii) a basic rate taxpayer is 7.5%. An individual U.K. Holder may be entitled to a tax-free dividend allowance (in addition to their personal allowance) of £2,000 for each tax year starting from the tax year 2018/19. This means that the relevant individual does not need to pay United Kingdom income tax on their first £2,000 of dividend income received. Dividends within the dividend allowance will still count towards the relevant individual's basic, higher or additional rate bands however. An individual’s dividend income is treated as the top slice of their total income that is chargeable to United Kingdom income tax. Dividends which are covered by an individual’s personal income tax allowance do not count towards and are ignored for the dividend allowance.

Corporation Tax.      A U.K. Holder within the charge to United Kingdom corporation tax may be entitled to exemption from United Kingdom corporation tax in respect of dividend payments in respect of an Ordinary Share. If the conditions for the exemption are not satisfied or such U.K. Holder elects for an otherwise exempt dividend to be taxable, United Kingdom corporation tax will be chargeable on the dividend. The rate of United Kingdom corporation tax is currently 19% and is expected to reduce to 17% with effect from April 1, 2020. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

A corporate holder of Ordinary Shares or Depositary Shares that is not a U.K. Holder will not be subject to United Kingdom corporation tax on a dividend received from the company, unless it carries on a trade in the United Kingdom through a permanent establishment to which the Ordinary Shares or Depositary Shares are attributable. In these circumstances, such holder may, depending on its individual circumstances and if the exemption from United Kingdom corporation tax discussed above does not apply, be chargeable to United Kingdom corporation tax on dividends received from the Company.

Taxation of Disposals

U.K. Holders.      A disposal or deemed disposal of Ordinary Shares or Depositary Shares by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of United Kingdom capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of Ordinary Shares or Depositary Shares are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level at which the annual exempt amount for United Kingdom capital gains tax (the “annual exempt amount”) is set by the United Kingdom government for that tax year. The annual exempt amount for the 2018/19 tax year is £11,700 increasing to £12,000 for the 2019/20 tax year. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the relevant tax year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an Ordinary Share or a Depositary Shares is taxed at the rate of 20%. In other cases, a taxable capital gain accruing on a disposal of our Ordinary Shares or Depositary Shares may be taxed at the rate of 10% or the rate of 20% or at a combination of both rates.

An individual U.K. Holder who ceases to be resident in the United Kingdom (or who fails to be regarded as resident in a territory outside the United Kingdom for the purposes of double taxation relief) for a period of less than five calendar years and who disposes of Ordinary Shares or Depositary Shares during that period of temporary non-United Kingdom residence may be liable to United Kingdom capital gains tax on a chargeable gain accruing on such disposal on his or her return to the United Kingdom (or upon ceasing to be regarded as resident outside the United Kingdom for the purposes of double taxation relief) (subject to available exemptions or reliefs).

A disposal (or deemed disposal) of Ordinary Shares or Depositary Shares by a corporate U.K. Holder may give rise to a chargeable gain or an allowable loss for such holder for the purpose of United Kingdom corporation tax. Such a holder should be entitled to an indexation allowance, which applies to reduce a capital gain to the extent that such a gain arises due to inflation. The allowance may reduce a chargeable gain but will not create or increase an allowable loss. The indexation allowance was frozen with effect from December 31, 2017, such that for disposals on or after January 1, 2018, the indexation allowance figure only covers the movement in the "retail price index" to December 31, 2017.

Any gain or loss in respect of currency fluctuations over the period of holding Ordinary Shares or Depositary Shares is also brought into account on a disposal.

Non-U.K. Holders. An individual holder who is not a U.K. Holder will not be liable to United Kingdom capital gains tax on capital gains realized on the disposal of Ordinary Shares or Depositary Shares unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency in the United Kingdom to which the Ordinary Shares or Depositary Shares are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to United Kingdom capital gains tax on chargeable gains arising from a disposal of his or her Ordinary Shares or Depositary Shares.

A corporate holder of Ordinary Shares or Depositary Shares that is not a U.K. Holder will not be liable for United Kingdom corporation tax on chargeable gains realized on the disposal of Ordinary Shares or Depositary Shares unless it carries on a trade in the United Kingdom through a permanent establishment to which the Ordinary Shares or Depositary Shares are attributable. In these circumstances, a disposal (or deemed disposal) of Ordinary Shares or Depositary Shares by such holder may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom corporation tax.

Inheritance Tax

If for the purposes of the Double Taxation Relief (Taxes on Estates of Deceased Persons and on Gifts) Treaty United States of America Order 1979 (SI 1979/1454) between the United States and the United Kingdom an individual holder is at the time of their death or a transfer made during their lifetime, domiciled in the United States and is not a national of the United Kingdom, any Ordinary Shares or Depositary Shares beneficially owned by that holder should not generally be subject to United Kingdom inheritance tax, provided that any applicable United States federal gift or estate tax liability is paid, except where (i) the Ordinary Shares or Depositary Shares are part of the business property of a United Kingdom permanent establishment or pertains to a United Kingdom fixed base used for the performance of independent personal services; or (ii) the Ordinary Shares or Depositary Shares are comprised in a settlement unless, at the time the settlement was made, the settlor was domiciled in the United States and not a national of the United Kingdom (in which case no charge to United Kingdom inheritance tax should apply).

Stamp Duty and Stamp Duty Reserve Tax

The United Kingdom stamp duty (“stamp duty”) and United Kingdom stamp duty reserve tax (“SDRT”), treatment of the issue and transfer of, and the agreement to transfer, an ordinary share outside a depositary receipt system or a clearance service is discussed in the paragraphs under “General” below. The stamp duty and SDRT treatment of such transactions in relation to such systems is discussed in the paragraphs under “Depositary Receipt Systems and Clearance Services” below.

General

An agreement to transfer an ordinary share would normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser. However, since April 28, 2014, no SDRT or stamp duty is chargeable in respect of shares that are admitted to trading on a ‘recognized growth market’ and not listed on any ‘recognized stock exchange’ (“AIM Exemption”). As our Ordinary Shares are admitted to trading on AIM (which qualifies as a ‘recognized growth market’) and not listed on any market that would qualify as a ‘recognized stock exchange,’ a transfer of an ordinary share is presently exempt from the charge to SDRT.

Subject to the above noted AIM Exemption, a transfer of an Ordinary Share would be subject to stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). The purchaser is liable to HMRC for the payment of the stamp duty (if any). Under current HMRC guidance, no stamp duty should be payable on a written instrument transferring a Depositary Share or on a written agreement to transfer a Depositary Share, on the basis that the Depositary Share is not regarded as either “stock” or a “marketable security” for United Kingdom stamp duty purposes.

If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional) any SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is canceled to avoid a double charge as the stamp duty has been paid.

Depositary Receipt Systems and Clearance Services

The Court of Justice of the European Union in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v The Commissioners of Her Majesty’s Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and the Bank of New York Mellon Corporation v The Commissioners of Her Majesty’s Revenue & Customs, have considered the provisions of the European Union Council Directive 69/335/EEC, which was subsequently substituted by the European Union Council Directive 2008/7/EEC ("E.U. Directives"). Following these decisions HMRC has publicly confirmed that issues or transfers of shares of United Kingdom incorporated companies, such as us, to a clearance service (such as, in our understanding, the Depository Trust Company) or a depositary receipt system will not be chargeable to United Kingdom SDRT at 1.5% where that issue or transfer is an integral part of a raising of new capital.

It was announced as part of the United Kingdom Budget 2017 by the United Kingdom government that the 1.5% stamp duty and SDRT charge will not be reintroduced on the issue of shares by United Kingdom incorporated companies (and transfers of such shares where the transfer is integral to new capital raising) into clearance services and depositary receipt systems following Brexit. However, there remains some uncertainty as to how under the provisions of the United Kingdom’s European Union (Withdrawal) Act 2018 (“Withdrawal Act”) the rights and restrictions arising under the E.U. Directives before Brexit will continue to be recognized and available under United Kingdom domestic law (and to be enforced, allowed and followed accordingly) after Brexit. There is therefore some uncertainty whether any future issue or transfer of our Ordinary Shares into a clearance service or depositary receipts system (even where any such issue or transfer is integral to the raising of new capital by the Company) will or will not be exempt from stamp duty and SDRT at 1.5%. It should also be noted that the Withdrawal Act ends the supremacy of European Union law in the United Kingdom from the date of Brexit. Therefore, following Brexit, the United Kingdom government could potentially introduce new United Kingdom legislation with the effect that a future issue or transfer of our ordinary shares following (i) Brexit and (ii) any such change of United Kingdom law into a clearance service or depositary receipt system (even where such an issue or transfer is an integral part of the raising of new capital by the company) may potentially become chargeable to 1.5% stamp duty or SDRT. However, as long as the company’s ordinary shares continue to be admitted to trading on AIM and not to be listed on any market that would qualify as a ‘recognized stock exchange,’ it is our understanding that the AIM Exemption should continue to exempt future issues and transfers of the company’s ordinary shares into clearance services or depositary receipt systems from any 1.5% stamp duty and SDRT charge, including following a Brexit event.

Subject to the AIM exemption, where an ordinary share is transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee for a person whose business is or includes issuing depositary receipts and that transfer is not integral to the raising of new capital by the company, stamp duty or SDRT would generally be chargeable at the rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares.

There is an exception from the 1.5% charge on the transfer to, or to a nominee , a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986, which has been approved by HMRC. If such an election were made by a clearance service, subject to the AIM exemption, SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer would arise on any transfer of an ordinary share into such a clearance service and on subsequent agreements to transfer such share within such clearance service. It is our understanding that DTC has not to date made an election under section 97A(1) of the Finance Act of 1986.

Any liability for stamp duty or SDRT in respect of a transfer into a clearance service or depositary receipt system, or in respect of a transfer within such a service, which does arise, will strictly be accountable to HMRC by the clearance service or depositary receipt system operator or their nominee, as the case may be, but will, in practice, be payable by the participants in the clearance service or depositary receipt system.

The Proposed Financial Transactions Tax

The European Commission has published a proposal for a Directive for a Common Financial Transactions Tax (“FTT”) in Belgium, Germany, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (described below as the “participating Member States”).

The proposed FTT has very broad scope and could, if introduced in its current form, apply to certain dealings in Ordinary Shares (including secondary market transactions) in certain circumstances.

Under current proposals, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the Company's Ordinary Shares where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (i) by transacting with a person established in a participating Member State or (ii) where the financial instrument which is subject to the dealings is issued in participating Member State.

The FTT proposal remains subject to negotiation between the participating Member States. Further, the legality of the FTT proposal is at present uncertain. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional European Union Member States may decide to participate. The FTT proposal remains only a proposal and little progress has been made in recent years; the impact of an FTT on us and holders of our Ordinary Shares and Depositary Shares is made more uncertain following the United Kingdom’s decision to withdraw from the European Union. Prospective holders of Ordinary Shares or Depositary Shares are advised to seek their own professional advice in relation to the FTT.

Taxation in the United States

The following is a summary of material United States federal income tax consequences of the ownership and disposition of Depositary Shares by United States holders (as defined below). This summary is for general information only and is not tax advice. Each investor should consult its tax advisor with respect to the tax consequences of the ownership and disposition of Depositary Shares, including the impact of the recently enacted Tax Cuts Act.

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

For purposes of this discussion, the term “United States holder” means a holder of Depositary Shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation that is created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	any trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) such trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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

Consequences Relating to Ownership and Disposition of Depositary Shares

Ownership of Depositary Shares. For United States federal income tax purposes, a holder of Depositary Shares will generally be treated as if such holder directly owned the ordinary shares represented by such Depositary Shares.

Distributions on Depositary Shares. Subject to the discussion below under “-Passive Foreign Investment Company Rules,” the gross amount of any distribution on Depositary Shares (including withheld taxes, if any) made out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will generally be taxable to a United States holder as dividend income on the date such distribution is actually or constructively received. Any such dividends paid to corporate United States holders generally will not qualify for the dividends received deduction that may otherwise be allowed under the Code. Distributions in excess of our current and accumulated earnings and profits would generally be treated first as a non-taxable return of capital to the extent of the United States holder’s basis in the Depositary Shares, and thereafter as capital gain. However, since we do not calculate our earnings and profits under United States federal income tax principles, it is expected that any distribution on Depositary Shares will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Subject to the discussion below under “-3.8% Medicare Tax on Net Investment Income,” dividends received by certain non-corporate United States holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, currently at a maximum rate of 20%, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a foreign corporation will generally be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the Depositary Shares, which are listed on NASDAQ, would be considered readily tradable on an established securities market in the United States. However, there can be no assurance that the Depositary Shares will be considered readily tradable on an established securities market in future years. A foreign corporation is also treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which is determined by the United States Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The United States Treasury Department has determined that the United States-U.K. Treaty meets these requirements. We would not constitute a qualified foreign corporation for purposes of these rules if we are a passive foreign investment company for the taxable year in which we pay a dividend or for the preceding taxable year, as discussed below under “-Passive Foreign Investment Company Rules.”

Subject to certain conditions and limitations, non-United States taxes, if any, withheld on dividends paid by the Company may be treated as foreign taxes eligible for a credit against a United States holder’s United States federal income tax liability under the United States foreign tax credit rules. The rules governing the United States foreign tax credit are complex, and United States holders should consult their tax advisors regarding the availability of the United States foreign tax credit under their particular circumstances.

Sale of Depositary Shares. A United States holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of Depositary Shares in an amount equal to the difference between the amount realized on the disposition and such holder’s tax basis in the shares. Subject to the discussion below under “-Passive Foreign Investment Company Rules,” any gain or loss recognized by a United States holder on a taxable disposition of Depositary Shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such share exceeds one year at the time of the disposition. The deductibility of capital losses is subject to limitations.

For a cash basis taxpayer, units of foreign currency received will generally be translated into United States dollars at the spot rate on the settlement date of the sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such sale. An accrual basis taxpayer may elect to apply the same rules applicable to cash basis taxpayers with respect to the sale of Depositary Receipts that are traded on an established securities market, provided that the election must be applied consistently from year to year and cannot be changed without the consent of the IRS. For an accrual method taxpayer who does not make such an election, units of foreign currency received will generally be translated into United States dollars at the spot rate on the trade date of the sale. Such an accrual basis taxpayer may recognize foreign currency exchange gain or loss based on currency fluctuations between the trade date and the settlement date of such sale. In general, any such gain or loss will be ordinary and will be treated as from sources within the United States for United States foreign tax credit purposes.

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

Based upon estimates with respect to its income, assets, and operations, it is expected that we will not be a PFIC for the current taxable year. However, because the determination of PFIC status must be made on an annual basis after the end of the taxable year and will depend on the composition of the income and assets, as well as the nature of the activities, of our activities and those of our subsidiaries from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year.

Classification of a foreign corporation as a PFIC can have various adverse United States tax consequences to United States holders, including taxation of gain on a sale or other disposition of the shares of the corporation at ordinary income rates and imposition of an interest charge on gain or on distributions with respect to the shares. Unless a United States holder of PFIC shares elects to be taxed annually on a mark-to-market basis or makes a “qualified electing fund” election (“QEF”) with respect to the shares and certain other requirements are met, gain realized on the sale or other disposition of PFIC shares would generally not be treated as capital gain. Instead, the United States holder would be treated as if the United States holder had realized such gain ratably over the holder’s holding period for the PFIC shares. The amounts allocated to the taxable year of sale or other disposition and to any year before the foreign corporation became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such year, together with an interest charge in respect of the tax attributable to each such year. Similar rules apply to the extent any distribution in respect of PFIC shares exceeds 125% of the average annual distribution on such PFIC shares received by the shareholder during the preceding three years or holding period, whichever is shorter. With certain exceptions, a foreign corporation is treated as a PFIC with respect to a shareholder if the corporation was a PFIC with respect to the shareholder at any time during the shareholder’s holding period of the foreign corporation’s stock. Dividends paid to with respect to shares of a PFIC are not eligible for the special tax rates applicable to qualified dividend income of certain non-corporate holders. Instead, such dividend income is taxable at rates applicable to ordinary income. If we were to be classified as a PFIC for any taxable year in which a United States holder held the Depositary Shares, the PFIC regime described above generally would apply.

If we were to be treated as a PFIC, the tax consequences described above could be avoided by a “mark-to-market” election. A United States holder making a “mark-to-market” election (assuming the requirements for such an election are satisfied) generally would (i) be required to include as ordinary income the excess of the fair market value of the Depositary Shares on the last day of the United States holder’s taxable year over the United States holder’s adjusted tax basis in such Depositary Shares and (ii) be allowed a deduction in an amount equal to the lesser of (A) the excess, if any, of the United States holder’s adjusted tax basis in the Depositary Shares over the fair market value of such Depositary Shares on the last day of the United States holder’s taxable year or (B) the excess, if any, of the amount included in income because of the election for prior taxable years over the amount allowed as a deduction because of the election for prior taxable years. In addition, upon a sale or other taxable disposition of Depositary Shares, a United States holder would recognize ordinary income or loss (which loss could not be in excess of the amount included in income because of the election for prior taxable years over the amount allowed as a deduction because of the election for prior taxable years). If we were to be treated as a PFIC, different rules would apply to a United States holder making a “qualified electing fund” election with respect to Depositary Shares. We do not intend to prepare or provide the information necessary for U.S. shareholders to make a QEF election.

United States holders are urged to consult their own tax advisors about the PFIC rules, including the availability of the “mark-to-market” election.

3.8% Medicare Tax on “Net Investment Income”

A 3.8% tax, or “Medicare Tax,” is imposed on all or a portion of “net investment income,” which may include any gain realized or amounts received with respect to Depositary Shares, received by (i) United States holders that are individuals with modified adjusted gross income in excess of certain thresholds, and (ii) certain estates and trusts. United States holders should consult their own tax advisors with respect to the applicability of the Medicare Tax.

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

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We also make available on our website, free of charge, our annual report and the text of its reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is “www.midatechpharma.com.” The information contained on our website is not incorporated by reference in this annual report.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to a variety of financial risks, including, but not limited to, market risk (including foreign exchange and interest rate risks), credit risks, and liquidity risks. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance.

Credit Risk

Credit risk is the risk of financial loss to the Group if a development partner or counterparty to a financial instrument fails to meet its contractual obligations. We are mainly exposed to credit risk from amounts due from collaborative partners which are deemed to be low.

Credit risk also arises from cash and cash equivalents and deposits with banks and financial institutions. For banks and financial institutions, only independently rated parties with high credit status are accepted.

We do not enter into derivatives to manage credit risk.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at year end. The consolidated entity recognizes a loss allowance for expected credit losses on financial assets which are either measured at amortized cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the consolidated entity's assessment at the end of each reporting period as to whether the financial instrument's credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset's lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset's lifetime expected credit losses. The amount of expected credit loss recognised is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate. For financial assets measured at fair value through other comprehensive income, the loss allowance is recognised within other comprehensive income. In all other cases, the loss allowance is recognised in profit or loss.

Cash in Bank

We are continually reviewing the credit risk associated with holding money on deposit in banks and seek to mitigate this risk by holding deposits with banks with high credit status.

Foreign Exchange Risk

Foreign exchange risk arises because we have a material operation located in Bilbao, Spain, whose functional currency is not the same as our functional currency. Due to significant currency fluctuations during the years ended December 31, 2018, 2017 and 2016, particularly in respect of British pounds sterling against the Euro, our foreign exchange risk was significant. Our net assets arising from such overseas operations are exposed to currency risk resulting in gains or losses on retranslation into British pounds sterling. Given the levels of materiality, and despite this historical volatility, we do not hedge our net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

Foreign exchange risk also arises when our individual entities enter into transactions denominated in a currency other than our functional currency. Our transactions outside the United Kingdom to Europe drive foreign exchange movements where suppliers invoice in currency other than British pounds sterling. These transactions are not hedged because the cost of doing so is disproportionate to the risk.

 Liquidity Risk

Liquidity risk arises from our management of working capital. It is the risk that we will encounter difficulty in meeting our financial obligations as they fall due.

It is our aim to settle balances as they become due.

Our current financial position following our offerings in 2016, 2017 and 2019, and taking into account the Midatech US sale, is such that we do not consider there to be a short-term liquidity risk, however we will continue to monitor long term cash projections in light of our development plan and will consider raising funds as required to fund long term development projects. Development expenditure can be curtailed as necessary to preserve liquidity.

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

In addition, Depositary Share holders, beneficial owners of Depositary Shares, persons depositing Ordinary Shares for deposit and persons surrendering Depositary Shares for cancellation and withdrawal of deposited securities will be required to pay the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	such registration fees as may from time to time be in effect for the registration of Ordinary Shares or other deposited securities with our share registrar and applicable to transfers of Ordinary Shares or other deposited securities to or from the name of the custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex, facsimile and electronic transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing Ordinary Shares or Depositary Share holders and beneficial owners of Depositary Shares;

•	the expenses, fees and other charges incurred by the Depositary in the conversion of foreign currency, including, without limitation, the expenses, fees and other charges imposed by any affiliate of the Depositary (which may, in its sole discretion, act in a principal capacity in such transaction) that may be utilized in connection therewith;

•	such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Ordinary Shares, deposited securities, Depositary Shares and American Depositary Receipts;

•	the fees and expenses incurred by the Depositary in connection with the delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable; and

•	any fees, charges, costs or expenses that may be incurred from time to time by the Depositary and/or any of the Depositary’s agents, including the custodian, and/or agents of the Depositary’s agents in connection with the servicing of Ordinary Shares, deposited securities and/or Depositary Shares, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the Depositary’s or its custodian’s compliance with applicable law, rule or regulation (such fees, charges, costs or expenses to be assessed against Depositary Share holders of record as at the date or dates set by the Depositary as it sees fit and collected at the sole discretion of the Depositary by billing such Depositary Share holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions).

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

In the event of refusal to pay the Depositary fees, the Depositary may, under the terms of the deposit agreement among the Company, the Depositary and the holders of Depositary Shares, refuse the requested service until payment is received or may set off the amount of the Depositary fees from any distribution to be made to the Depositary Share holder.

The Depositary has agreed to reimburse us for a portion of certain expenses it incurs that are related to establishment and maintenance of the American Depositary Receipt program, including investor relations expenses. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the Depositary collects from investors. Further, the Depositary has agreed to reimburse us certain fees payable to the Depositary by holders of Depositary Shares. Neither the Depositary nor the Company can determine the exact amount to be made available to us because (i) the number of Depositary Shares that will be issued and outstanding, (ii) the level of service fees to be charged to holders of Depositary Shares and (iii) its reimbursable expenses related to the program are not known at this time.

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

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the Group’s management, which is responsible for the management of the internal controls, and which includes our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively). The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Based upon our evaluation of our disclosure controls and procedures as of December 31, 2018, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.

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

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2018 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our management has concluded that there was a material weakness in the design and operating effectiveness of our internal controls over financial reporting for the fiscal year ended December 31, 2018. Furthermore, during 2018, a material weakness in the design and operating effectiveness of our internal controls over financial reporting was identified relating to the financial reporting period for the fiscal year ended December 31, 2017. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A description of the identified material weaknesses in internal control over financial reporting are as follows:

•	For the fiscal year ended December 31, 2018, following the reclassification to assets held for sale and discontinued operations under IFRS 5 in the interim financial information for the period ended June 30, 2018, a number of adjustments were identified. These primarily related to the carrying value of assets at the point of disposal and the income statement entries for Midatech US for the 10-month period prior to disposal. The aggregate impact of these entries was an increased loss on disposal of £459,000 and a corresponding credit to the results from discontinued operations before disposal. This error in classification has no impact on the loss before tax or the net assets of the Group in any year presented.

•	For the fiscal year ended December 31, 2017, the impairment charge of £1.5 million against the Opsisporin IPRD intangible asset was disclosed separately on the face of the statement of comprehensive income. In doing so the impairment charge was deducted from administrative costs rather than research and development costs in error. This restatement has no impact on the loss before tax or the net assets of the Group in any year presented.

	2017 Reclassification Continuing Operations	2017 Original Basis Continuing Operations
	£’000	£’000

Research and development costs	8,329	9,829
Distribution costs, sales and marketing	170	170
Administrative costs	4,266	2,766
Impairment	1,500	1,500
	14,265	14,265

As a result of the transfer of the Company’s Zuplenz product to Midatech US during the year and the subsequent disposal of the commercial operation, management undertook a further review of the classification of certain expenses between the R&D pipeline and commercial segments which resulted in a transfer of £0.70 million in 2017 (£0.45 million in 2016) from the R&D pipeline to the discontinued commercial segment.

In addition, as a result of management’s review, it was found that in 2017 £1.17 million (2016: £0.96 million) of depreciation and amortization had been classified to administrative costs in the segment analysis, as set out in Note 3 to our consolidated financial statements, but should have been classified to research and development in the amount of £0.97 million (2016: £0.76 million) and distribution costs, sales and marketing in the amount of £0.20 million (2016: £0.20 million). The segment note comparatives for 2017 and 2016 have therefore been reclassified.

This reclassification only impacted the segmental analysis and there was no impact on the consolidated statement of comprehensive income.

We did not prevent this error from being recorded, nor did we detect it after it had occurred.  This weakness was appropriately remediated in fiscal 2018.

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

Although we have instituted remedial measures to address the material weaknesses identified and to continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal control over financial reporting. We cannot assure you that we will not discover additional weaknesses in our internal control over financial reporting. Any such additional weaknesses or failure to adequately remediate any existing weakness could materially and adversely affect our financial condition and results of operations, as well as our ability to accurately report our financial condition and results of operations in a timely and reliable manner.

Additionally, the material weaknesses described above, or other material weaknesses or significant deficiencies we may become aware of in the future, could result in our determining that our controls and procedures are not effective in future periods or could result in a material misstatement of the consolidated financial statements that would not be prevented or detected.

Any failure to maintain effective internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, we could lose investor confidence in the accuracy and completeness of our financial statements and reports, the market price of the Ordinary Shares and/or Depositary Shares could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market LLC, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Remediation Efforts to Address Material Weakness Identified as at December 31, 2018

The material weakness has been disclosed in this Annual Report on Form 20-F for the year ended December 31, 2018, which pertains to adjustments to the classification of assets held for sale and discontinued operations under IFRS 5.  The specific remediation actions taken by management include:

•	Implementing additional controls and procedures to facilitate senior management and audit committee review in order to remediate the underlying causes of the material error in our financials; and

•	Seeking outside assistance, as necessary, from third party experts when or if we enter into or effect future, non-routine transactions which involve complex accounting and related disclosure matters

Remediation Efforts to Address Material Weakness Identified for the Fiscal Year ended December 31, 2017

The material weakness was disclosed in our Annual Report on Form 20-F for the year ended December 31, 2017, relating to the year ended December 31, 2017, pertaining to a deficiency in the classification of an impairment charge against an IPRD intangible asset.  The specific remediation actions taken by management include implementing additional reviews and controls to identify material misclassifications or errors in our financials.

Remediation Efforts to Address Material Weakness Identified as at December 31, 2016

The material weakness was disclosed in our Annual Report on Form 20-F for the year ended December 31, 2016 pertaining to a deficiency in the presentation of credits for product returns, rebates, discounts and other incentives based on sales price throughout 2016 as part of cost of sales as opposed to being shown as deductions from revenue.  The specific remediation actions taken by management included:

•	Implementing additional controls and procedures to facilitate senior management and audit committee review in order to remediate the underlying causes of the material error in our financials; and

•	Seeking outside assistance, as necessary, from third party experts when or if we enter into or effect future, non-routine transactions which involve complex accounting and related disclosure matters

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm as it is an emerging growth company.

D.	Changes in Internal Control Over Financing Reporting

We regularly review our system of internal control over financial reporting to ensure we maintain an effective internal control environment. Other than the changes discussed herein, there were no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2018 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

The Audit Committee consists of three members: Simon Turton (Chairman), Sijmen de Vries and Rolf Stahel. The Board of Directors has determined that Messrs. de Vries, Turton and Stahel are independent under Rule 10A-3 of the Exchange Act and the applicable rules of NASDAQ and that Dr. Turton qualifies as an “audit committee financial expert” as defined under in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS.

Our Code of Business Conduct and Ethics is applicable to all of our employees, officers and directors and is available on our website at http://www.midatechpharma.com. The Code of Business Conduct and Ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of the Group or gives the appearance of a conflict. Our directors and officers have an obligation under the Code of Business Conduct and Ethics to advance the Group’s interests when the opportunity to do so arises. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website. Information contained on, or that can be accessed through, our website is not incorporated by reference into this document, and you should not consider information on the website to be part of this document.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth by category of service the total fees for services provided to us by BDO LLP, our independent registered public accounting firm, during the fiscal years ended December 31, 2018 and 2017.

	2018	2017
	(£’s in thousands)
Audit Fees(1)	337	350
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	337	350

______________

(1)	Audit fees consist of the aggregate fees billed in connection with the audit and United Kingdom statutory audit of our annual consolidated financial statements included in this annual report, the issuance of comfort letters, interim reviews of our half-yearly financial information and other services related to SEC filings.

(2)	Audit-related fees are fees for services that are traditionally performed by the independent accountants, including consultations concerning financial accounting and reporting, and employee benefit plan audits, and due diligence on mergers or acquisitions.

(3)	Represents the aggregate fees billed for tax compliance, tax advice and tax consulting services.

(4)	Represents the aggregate fees billed for all products and services provided that are not included under “audit fees”, “audit related fees or “tax fees,” including, but not limited to, fees billed for services relating to mergers and acquisitions.

Audit Committee Pre-Approval Policies and Procedures

The pre-approval of the Audit Committee or member thereof, to whom pre-approval authority has been delegated, is required for the engagement of our independent auditors to render audit or non-audit services. Audit Committee pre-approval of audit and non-audit services will not be required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the Audit Committee regarding our engagement of the independent auditor, provided the policies and procedures are detailed as to the particular service, the Audit Committee is informed of each service provided and such policies and procedures do not include delegation of the Audit Committee’s responsibilities under the Exchange Act to management. Audit Committee pre-approval of non-audit services (other than review and attest services) also will not be required if such services fall within available exceptions established by the SEC.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

Companies with securities listed on NASDAQ are required to comply with United States federal securities laws, including the Sarbanes-Oxley Act of 2002, as well as certain NASDAQ rules and corporate governance requirements. As a foreign private issuer, however, we are entitled to follow our home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to United States federal securities laws. The United Kingdom laws and practices followed by the Company in lieu of NASDAQ rules are described below:

•	We do not follow NASDAQ’s requirement that the Board of Directors be comprised of a majority of Independent Directors, as defined under Rule 5605(a)(2). In accordance with United Kingdom law and practice, we do not require a majority of our Board of Directors to be considered independent.

•	We do not follow NASDAQ’s requirements applicable to independent director oversight of director nominations, which require that director nominees either be selected or recommended by independent directors. In accordance with United Kingdom law and practice, our directors are nominated by the Nominations Committee, which is comprised of all of the directors of the Company.

•	We do not follow NASDAQ’s requirement that the compensation committee be comprised of Independent Directors, as defined under Rule 5605(a)(2). One of the members of our compensation committee, Mr. Stahel, is not considered independent under the applicable NASDAQ rule. He is, however, considered to be independent under United Kingdom law and practice.

•	We do not require that the compensation committee consider the specific factors affecting consultant independence that are set forth in NASDAQ Rule 5605(d)(3)(D). Our compensation committee may engage independent compensation consultants at its discretion.

•	We do not follow NASDAQ’s requirements that non-executive directors meet on a regular basis without management present. Our Board of Directors may choose to meet in executive session at their discretion.

•	We do not follow NASDAQ’s quorum requirements for stockholder meetings. In accordance with United Kingdom law and practice, our Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•	We do not follow NASDAQ’s requirements to seek shareholder approval for the implementation of certain equity compensation plans and issuances of Ordinary Shares. In accordance with the AIM Rules, we are not required to seek shareholder approval in such circumstances.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

The financial statements are filed as part of this Annual Report on Form 20-F beginning on page F-1.

The financial statements of the Company included in this Annual Report on Form 20-F do not constitute statutory financial statements within the meaning of the United Kingdom Companies Act 2006. The Company’s statutory financial statements have been reported on by BDO LLP, independent auditors, under applicable law and the International Standards on Auditing (United Kingdom and Ireland). The Independent Auditors’ Report of BDO LLP on the statutory financial statements for each of the years ended December 31, 2018, 2017 and 2016 was unqualified.

ITEM 19.	EXHIBITS.

Exhibit Number	Title

1.1	Articles of Association of Midatech Pharma PLC (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.1	Specimen certificate representing ordinary shares of Midatech Pharma PLC (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.2	Form of Deposit Agreement by and among Midatech Pharma PLC, Deutsche Bank Trust Company Americas, as depositary, and all owners and holders from time to time of American Depositary Shares thereunder (incorporated by reference to Exhibit 99A to the Company’s Registration Statement on Form F-6/A (File No. 333-207186), filed with the SEC on October 27, 2015).
2.3	Form of Amendment to Deposit Agreement among Midatech Pharma PLC, Deutsche Bank Trust Company Americas, as depositary, all owners and holders from time to time of American Depositary Shares thereunder (incorporated by reference to Exhibit 99A to the Company’s Registration Statement on Form F-6/A (File No. 333-207186), filed with the SEC on April 8, 2019).
2.4	Form of American Depositary Receipt (included in Exhibit 2.3).
2.5	Form of Warrant Assumption Agreement by and between Midatech Pharma PLC and DARA BioSciences, Inc. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.6	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on May 30, 2014).
2.7	Form of “Phase 2b” Common Stock Purchase Warrant issued to General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 4.1 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 15, 2014).
2.8	Form of “FDA Approval” Common Stock Purchase Warrant issued to General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 4.2 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 15, 2014).
2.9	Warrant Instrument, dated as of February 24, 2017, constituting warrants to subscribe for Ordinary Shares in Midatech Pharma PLC (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 24, 2018).
2.10	Warrant Instrument, dated as of January 29, 2019, constituting warrants to subscribe for ordinary shares in Midatech Pharma PLC.
4.1#	Midatech Pharma PLC 2016 United States Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-214969), filed with the SEC on December 8, 2016).
4.2#	Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.3#	Form of Option Agreement (included in Exhibit 4.2).
4.4	Form of Warrant Exchange Agreement dated as of November 28, 2014, by and between Midatech Pharma PLC and certain warrantholders of Midatech Limited (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.5	Nominated Advisor and Broker Agreement, dated as of December 2, 2014, by and between Midatech Pharma PLC and Panmure Gordon (UK) Limited (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.6	Patent and Know-How Agreement, dated June 21, 2002, as amended on October 14, 2004, by and between Consejo Superior de Investigaciones Cientificas and Midatech Limited (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.7	Consortium Agreement, dated as of June 25, 2012, by and among Midatech Limited, Cardiff University, Inserm-Transfert SA, Nanopass Technologies Ltd., Leiden University Medical Center, Kings College London, Institut National de la Sante et de la Recherche Medicale, Marseille and Linkopings University (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.8#	Consultancy Agreement, dated as of April 15, 2014, by and between Midatech Limited and Chesyl Pharma Limited (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.9#*	Service Agreement date as of June 1, 2018, by and between Midatech Pharma PLC and Craig Cook.
4.10#	Service Agreement dated as of December 3, 2014, by and between Midatech Pharma PLC and Nicholas Robbins-Cherry (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.11#†	Settlement Agreement, dated as of March 14, 2018, by and between the Company and Dr. James Phillips (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 24, 2018).
4.12#	Appointment Agreement, dated as of April 15, 2014, by and between Midatech Limited and Rolf Stahel (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.13#	Revised Appointment Agreement, dated as of December 2, 2014, by and between Midatech Pharma PLC and Rolf Stahel (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.14#	Form of Appointment Letter between Midatech Pharma PLC and certain directors of Midatech Pharma PLC (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.15#	Deed of Indemnity dated August 5, 2015 (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.16†	License Agreement, dated as of June 6, 2017, by and between Novartis Pharma AG and Midatech Limited (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 19, 2017).
4.17††*	License, Collaboration and Distribution Agreement, dated as of January 29, 2019, by and between Midatech Pharma PLC, CMS Bridging Limited, CMS Medical Hong Kong Limited and China Medical System Holdings Limited.
4.18*	Relationship Agreement, dated January 29, 2019, by and among the Company, certain CMS Concert Party Members and Panmure Gordon (UK) Limited.
4.19*	Subscription Letter, dated January 29, 2019, between the Company and A&B (HK) Company Limited.
4.20*	Subscription Letter, dated January 29, 2019, between the Company and CMS Medical Venture Investment (HK) Limited.
4.21*	Form of Lock-in Agreement, by and among the Company, Panmure Gordon (UK) Limited and certain parties thereto.
4.22	Credit, Guaranty and Security Agreement, dated as of December 29, 2017 by and among MidCap Financial Trust, as administrative agent, the Lenders listed therein, the Company, DARA Therapeutics, Inc., Midatech Pharma US Inc., Midatech Pharma (Wales) Limited and Midatech Limited (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 24, 2018).
4.23#	The Midatech Pharma Share Incentive Plan (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 24, 2018).
4.24	Stock Purchase Agreement, dated as of September 26, 2018, by and among the Company, Midatech Pharma US Inc. and Kanwa Holdings, LP (incorporated by reference to Exhibit 2.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 27, 2018).
4.25	Transition Services Agreement, dated as of September 26, 2018, by and between the Company, Midatech Pharma US Inc. and Kanwa Holdings, LP (incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 8, 2018).
8.1*	Subsidiaries of Midatech Pharma PLC.
12.1*	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO LLP, independent registered public accounting firm.

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

MIDATECH PHARMA PLC
(Registrant)

By:	/s/ Craig Cook
Name:	Craig Cook
Title:	Chief Executive Officer

Date: April 30, 2019

MIDATECH PHARMA PLC

127

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Midatech Pharma PLC

Cardiff, United Kingdom

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Midatech Pharma PLC (the “Company”) and subsidiaries as of December 31, 2018, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2018, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement to Correct 2017 Misstatement

As discussed in Note 1 to the consolidated financial statements, the 2017 consolidated financial statements have been restated to reflect adjustments relating to reclassifications between administrative costs and research and development costs in the consolidated statement of comprehensive income.

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

/s/ BDO LLP

BDO LLP

We have served as the Company's auditor since 2014.

Reading, United Kingdom

April 30, 2019

MIDATECH PHARMA PLC

Consolidated statements of comprehensive income for the years ended 31 December 2018, 2017 and 2016

Note	2018	2017	2016
£’000	£’000	£’000

Revenue	3	149	149	776
Grant revenue	1,789	840	547
Total revenue	1,938	989	1,323

Research and development costs	(9,359)	(8,329)	(7,730)
Distribution costs, sales and marketing	-	(170)	-
Administrative costs	(4,394)	(4,266)	(3,245)
Impairment of intangible assets	11	-	(1,500)	-

Loss from operations	5	(11,815)	(13,276)	(9,652)

Finance income	7	2	415	1,337
Finance expense	7	(587)	(109)	(73)

Loss before tax	(12,400)	(12,970)	(8,388)

Taxation	8	2,032	1,265	2,227

Loss from continuing operations	(10,368)	(11,705)	(6,161)

Loss from discontinued operations net of tax	4	(4,662)	(4,359)	(14,001)

Loss for the year attributable to the owners of the parent	(15,030)	(16,064)	(20,162)

Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss when specific conditions are met:
Exchange gains/(losses) arising on translation of foreign operations	1,156	(1,233)	3,228
Exchange gain realised on disposal of subsidiaries	4	(3,842)	-	-
Total other comprehensive (loss)/income, net of tax	(2,686)	(1,233)	3,228
Total comprehensive loss attributable to the owners of the parent	(17,716)	(17,297)	(16,934)
Loss per share

Continuing operations
Basic and diluted loss per ordinary share - pence	9	17	p	23	p	17	p

Discontinued operations
Basic and diluted loss per ordinary share - pence	9	8	p	8	p	39	p

The notes form an integral part of this consolidated financial information.

MIDATECH PHARMA PLC

Consolidated statements of financial position for the years ended 31 December 2018, 2017 and 2016

	Note	2018	2017	2016
Assets		£’000	£’000	£’000
Non-current assets
Property, plant and equipment	10	1,983	2,529	2,766
Intangible assets	11	12,374	27,647	31,172
Other receivables due in greater than one year	14	469	465	448
		14,826	30,641	34,386
Current assets
Inventories	16	-	941	817
Trade and other receivables	14	1,323	3,242	2,439
Taxation		1,952	1,196	1,439
Cash and cash equivalents	15	2,343	13,204	17,608
		5,618	18,583	22,303
Total assets		20,444	49,224	56,689
Liabilities
Non-current liabilities
Borrowings	18	884	6,185	1,620
Provisions	19	165	-	-
		1,049	6,185	1,620
Current liabilities
Trade and other payables	17	2,103	8,002	8,407
Borrowings	18	368	361	538
Derivative financial liability – equity settled	20	-	-	400
		2,471	8,363	9,345
Total liabilities		3,520	14,548	10,965

Issued capital and reserves attributable to owners of the parent
Share capital	23	1,003	1,003	1,002
Share premium	24	52,939	52,939	47,211
Merger reserve	24	53,003	53,003	53,003
Foreign exchange reserve	24	(301)	2,385	3,618
Accumulated deficit	24	(89,720)	(74,654)	(59,110)
Total equity		16,924	34,676	45,724
Total equity and liabilities		20,444	49,224	56,689

The notes form an integral part of this consolidated financial information.

MIDATECH PHARMA PLC

Consolidated statements of cash flows for the years ended 31 December 2018, 2017 and 2016

	Note	2018	2017	2016
		£'000	£’000	£’000
Cash flows from operating activities
Loss for the year		(15,030)	(16,064)	(20,162)
Adjustments for:
Depreciation of property, plant and equipment	10	1,016	983	772
Amortisation of intangible fixed assets	11	434	1,577	3,583
Loss on disposal of fixed assets		165	27	-
Net interest (income)/expense	7	585	(249)	(1,264)
Impairment of intangible assets	12	-	1,500	11,413
Share based payment expense	5	(36)	520	203
Taxation	8	(2,032)	(1,265)	(9,160)
Loss on sale of subsidiary	4	1,407	-	-
Foreign exchange losses		130	-	-
Cash flows from operating activities before changes in working capital		(13,361)	(12,971)	(14,615)
Decrease /(Increase) in inventories		347	(202)	(237)
Decrease/(Increase) in trade and other receivables		1,030	(968)	(242)
(Decrease)/Increase in trade and other payables		(2,995)	(267)	358
Increase in provisions		165	-	-

Cash used in operations		(14,814)	(14,408)	(14,736)
Taxes received		1,364	1,455	1,650
Net cash used in operating activities		(13,450)	(12,953)	(13,086)
Investing activities
Purchases of property, plant and equipment	10	(244)	(707)	(1,347)
Purchase of intangibles	11	-	(778)	(19)
Disposal of subsidiary, net of cash disposed	4	9,259	-	-
Proceeds from disposal of fixed assets		25	-	-
Interest received		2	15	164
Net cash generated from / (used in) investing activities		9,042	(1,470)	(1,202)
Financing activities
Interest paid		(587)	(111)	(74)
Payments to finance lease creditors		(64)	(25)	(69)
Repayment of borrowings		(5,821)	(552)	(235)
New bank loan		-	5,237	65
Share issues net of costs	23	-	5,728	15,568
Net cash generated from/(used in) financing activities		(6,472)	10,277	15,255

Net (decrease)/increase in cash and cash equivalents		(10,880)	(4,146)	967
Cash and cash equivalents at beginning of year		13,204	17,608	16,175

Exchange (losses)/gains on cash and cash equivalents		19	(258)	466
Cash and cash equivalents at end of year	15	2,343	13,204	17,608

The notes form an integral part of this consolidated financial information.

MIDATECH PHARMA PLC

Consolidated statements of changes in equity for the years ended 31 December 2018, 2017 and 2016

	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£'000	£'000	£'000
At 1 January 2018	1,003	52,939	53,003	2,385	(74,654)	34,676

Loss for the year	-	-	-	-	(15,030)	(15,030)
Reclassification of foreign exchange on disposal				(3,842)	-	(3,842)
Foreign exchange translation	-	-	-	1,156	-	1,156

Total comprehensive loss	-	-	-	(2,686)	(15,030)	(17,716)

Share based payment charge	-		-	-	(36)	(36)

Total contribution by and distributions to owners	-	-	-	-	(36)	(36)

At 31 December 2018	1,003	52,939	53,003	(301)	(89,720)	16,924

MIDATECH PHARMA PLC

Consolidated statements of changes in equity for the years ended 31 December 2018, 2017 and 2016

	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£'000	£'000	£'000
At 1 January 2017	1,002	47,211	53,003	3,618	(59,110)	45,724

Loss for the year	-	-	-	-	(16,064)	(16,064)
Foreign exchange translation	-	-	-	(1,233)	-	(1,233)

Total comprehensive loss	-	-	-	(1,233)	(16,064)	(17,297)

Shares issued on 16 October 2017 – note 15	1	6,157	-	-	-	6,158
Costs associated with share issue – note 15	-	(429)	-	-	-	(429)
Share option charge	-		-	-	520	520

Total contribution by and distributions to owners	1	5,728	-	-	520	6,249

At 31 December 2017	1,003	52,939	53,003	2,385	(74,654)	34,676

MIDATECH PHARMA PLC

Consolidated statements of changes in equity for the years ended 31 December 2018, 2017 and 2016

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£’000	£’000	£'000	£'000	£'000

At 1 January 2016	1,002	31,643	52,803	200	390	(39,151)	46,887

Loss for the year	-	-	-	-	-	(20,162)	(20,162)
Foreign exchange translation	-	-	-	-	3,228	-	3,228

Total comprehensive loss	-	-	-	-	3,228	(20,162)	(16,934)
Transactions with owners

Shares issued on 31 October 2016 – note 15	-	16,673	-	-	-	-	16,673
Costs associated with share issue – note 15		(1,105)					(1,105)
Share option charge	-	-	-	-	-	203	203

Shares issued as deferred consideration for business combination	-		200	(200)	-	-	-
Total contribution by and distributions to owners	-	15,568	200	(200)	-	203	15,771
At 31 December 2016	1,002	47,211	53,003	-	3,618	(59,110)	45,724

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

1	Accounting policies

General information

Midatech Pharma plc (the "Company") is a company registered and domiciled in England and Wales. The Company was incorporated on 12 September 2014.

The Company is a public limited company, which has been listed on the Alternative Investment Market (“AIM”), which is a submarket of the London Stock Exchange, since 8 December 2014.

In addition, since 4 December 2015 the Company has American Depository Receipts (“ADRs”) registered with the US Securities and Exchange Commission (“SEC”) and is listed on The NASDAQ Capital Market.

Basis of preparation

This financial information does not constitute the company's statutory accounts for 2018, 2017 or 2016. Statutory accounts for the years ended 31 December 2018, 31 December 2017 and 31 December 2016 have been reported on by the Independent Auditors.

The Independent Auditors' Report on the Annual Report and Financial Statements for the years ended 31 December 2018, 31 December 2017 and 31 December 2016 was unqualified and did not contain a statement under 498(2) or 498(3) of the Companies Act 2006.

The Independent Auditors' Report on the Annual Report and Financial Statements for the years ended 31 December 2018 and 31 December 2016 did not draw attention to any matters by way of emphasis. The Independent Auditors' Report on the Annual Report and Financial Statements for the year ended 31 December 2017 drew attention to a material uncertainty in respect of going concern.

Statutory accounts for the year ended 31 December 2017 and 31 December 2016 have been filed with the Registrar of Companies. The statutory accounts for the year ended 31 December 2018 will be delivered to the Registrar in due course.

The Group was formed on 31 October 2014 when Midatech Pharma plc entered into an agreement to acquire the entire share capital of Midatech Limited and its wholly owned subsidiaries through the issue equivalent of shares in the Company which took place on 13 November 2014.

This financial information has been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB) and as adopted by the European Union ("adopted IFRSs") and are presented in £’000’s Sterling.

The principal accounting policies adopted in the preparation of the financial information are set out below. The policies have been consistently applied to all the periods presented.

Reclassification of 2017 research and development costs and administrative costs – continuing operations

In 2017, the impairment charge of £1.5m against the Opsisporin IPRD intangible asset was disclosed separately on the face of the statement of comprehensive income. In doing so the impairment charge was deducted from administrative costs rather than research and development costs in error. This reclassification has no impact on the loss before tax or the net assets of the group in any year presented.

	2017 reclassification continuing operations	2017 original basis continuing operations
	£’000	£’000

Research and development costs	8,329	9,829
Distribution costs, sales and marketing	170	170
Administrative costs	4,266	2,766
Impairment	1,500	1,500
	14,265	14,265

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

As a result of the transfer of the Company’s Zuplenz product to MPUS during the year and the subsequent disposal of the commercial operation, management undertook a further review of the classification of certain expenses between the R&D pipeline and commercial segments which resulted in a transfer of £0.70m in 2017 (£0.45m in 2016) from the R&D pipeline to the discontinued commercial segment.

In addition, as a result of management’s review, it was found that in 2017 £1.17m (2016: £0.96m) of depreciation and amortisation had been classified to administrative costs in the segment analysis, note 3, but should have been classified to research and development in the amount of £0.97m (2016: £0.76m) and distribution costs, sales and marketing in the amount of £0.20m (2016: £0.20m). The segment note comparatives for 2017 and 2016 have therefore been reclassified.

This reclassification only impacted the segmental analysis and there was no impact on the consolidated statement of comprehensive income. Further analysis is provided in note 3.

Adoption of new and revised standards

The group adopted IFRS 9 and IFRS 15 on their effective date of 1 January 2018, further details of the impact of the application of these standards can be found within the Financial Asset and Liabilities and Revenue accounting policies.

There is one new standard that is not effective until 1 January 2019, and therefore was not applied in preparing this financial information.

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

Lessees will be also required to re-measure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

During 2018 the Group assessed the potential effect of IFRS 16 on its consolidated financial statements. Adoption of IFRS 16 will result in the Group recognising right-of-use assets and lease liabilities for all contracts that are, or contain, a lease. For leases currently classified as operating leases, under current accounting requirements the Group does not recognise related assets or liabilities, and instead spreads the lease payments on a straight-line basis over the lease term, disclosing in its annual financial statements the total commitment.

The Board has decided it will apply the modified retrospective adoption method in IFRS 16, and, therefore, will only recognise leases on balance sheet as at 1 January 2019. In addition, it has decided to measure right-of-use assets by reference to the measurement of the lease liability on that date. This will ensure there is no immediate impact to net assets on that date. At 31 December 2018 operating lease commitments amounted to £577k, as set out in note 25. At 1 January 2019, the Group will record a lease liability of £544k in its accounts, reflecting a 4% discount rate on the lease commitment. A corresponding right-of-use asset of £394k has been recognised by the Group in respect of two of its leases, based upon the present value of future payments under these leases.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

In respect of the remaining £142k, the Group has entered into a sublease agreement to mitigate the impact of an otherwise onerous lease on the closure of its Abingdon site. This has been recognised as a lease receivable as the Group has determined that the sublease meets the definition of a finance lease under the transitional provisions of IFRS16 and therefore, no right-of-use asset is recognised.

Upon adoption of the new standard, instead of recognising an operating expense for its operating lease payments, the Group will instead recognise interest on its lease liabilities and amortisation on its right-of-use assets. Given the nature of the leases involved and assuming the current low interest rate environment continues, the Group does not currently expect the effect on loss from operations to be significant.

Refer to note 25 for further information on the Group’s operating leases.

There are no other IFRS standards or interpretations not currently effective that would be expected to have a material impact on the Group.

Basis for consolidation

The Group financial statements consolidate those of the parent company and all of its subsidiaries. The parent controls a subsidiary if it has power over the investee to significantly direct the activities, exposure, or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor’s returns. All subsidiaries have a reporting date of 31 December.

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

The loss and other comprehensive income of Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc) acquired in December 2015 is recognised from the effective date of acquisition i.e. 4 December 2015 through to the date of sale on 1 November 2018. Similarly, the loss and other comprehensive income of Zuplenz®, acquired as a business by Midatech Pharma plc, is recognised from 24 December 2015 until 31 October 2018 (up to the formal completion of the sale of MPUS on 1 November 2018).

Discontinued operations are presented in the consolidated statement of comprehensive income as a single line which comprises the post-tax profit or loss of the discontinued operation along with the post-tax gain or loss recognised on the re-measurement to fair value less costs to sell or on disposal of the assets or disposal groups constituting discontinued operations.

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Midatech Pharma plc	Ultimate holding company
Midatech Limited	Trading company
Midatech Pharma (Espana) SL (formerly Midatech Biogune SL)	Trading company
PharMida AG	Dormant
Midatech Pharma (Wales) Limited (formerly Q Chip Limited)	Trading company
Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc.) (until 1 November 2018)	Trading company
Dara Therapeutics, Inc. (until 1 November 2018)	Dormant
Midatech Pharma Pty	Trading company

Going concern

The Group and parent company are subject to a number of risks similar to those of other development and early-commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenue from the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of its pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfil the Group’s commercial and development activities and generating a level of revenue adequate to support the Group's cost structure.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. As at 31 December 2018 the Group had total equity of £16.92m which includes an accumulated deficit of £89.72m, it incurred a net loss for the year to 31 December 2018 of £15.03m and used cash in operating activities of £13.45m for the same year. As at 31 December 2018, the Group had cash and cash equivalents of £2.34m.

The long-term viability of the Group is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations and to successfully obtain regulatory approval to allow marketing of the Group's development products. The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

Following the year end, Midatech concluded a fundraise in a Subscription, Placing and Open Offer. This raised proceeds of £13.4m before expenses and the new shares were admitted to AIM on 26 February 2019.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next five years. These forecasts show that the Group has sufficient cash resources for at least the next 12 months from the date of approval of these consolidated financial statements. The Directors therefore consider it appropriate to continue to adopt the going concern basis in preparing the financial information.

Revenue

The Group’s income streams include milestone income from research and development contracts. Milestone income is recognised as revenue in the accounting period in which the milestones are achieved. Milestones are agreed on a project by project basis and will be evidenced by set deliverables.

Application of IFRS 15 Revenue from Contracts with Customers

The Group implemented the new standard from January 1, 2018 and applied the modified retrospective method, which required the recognition of the cumulative effect of initially applying IFRS 15 as at January 1, 2018, to accumulated deficit and not restate prior years.

The Group performed a full assessment of the impact of IFRS 15, taking advantage of the practical expedient not to apply IFRS 15 to any contracts completed at 1 January 2018, and has transitioned to the new standard through means of a consideration of the cumulative impact as at 1 January 2018. If IFRS 15 had been applied in the financial statements for the year ended 31 December 2017 and the 12-month period to 31 December 2018, the directors do not consider that there would have been any material change to revenue recognised on the basis that all performance obligations were satisfied prior to the relevant reporting dates.

In respect of the application of IFRS 15, there is no change in the revenue recognition for services performed, which continue to be recognised over time as a reasonable assessment of the extent to which the performance obligations have been delivered; future revenues which may arise from collaboration agreements with third parties will be recognised when they become due, dependant on the nature of the revenue earned. This policy will be clarified in future financial reports once the nature of any future revenue is known. There were no material judgements applied in applying IFRS 15.

Historically, revenue from the sales of goods by Midatech Pharma US, Inc. (“MPUS”) was recognised when the significant risks and rewards of ownership were transferred to the buyer and it was probable the previously agreed payment would be received. These criteria were considered to be met when the goods were delivered to the buyer. Revenue represented the full list price of products shipped to wholesalers and other customers less product returns, discounts, rebates and other incentives based on the sales price.

Sales to wholesalers provide for selling prices that were fixed on the date of sale, although MPUS offered certain discounts to group purchasing organisations and governmental programmes. The wholesalers took title to the product, bore the risk and rewards and had ownership of the inventory. MPUS had sufficient experience with their material wholesaler distribution channel to reasonably estimate product returns from its wholesalers while the wholesalers were still holding inventory.

Following the adoption of IFRS 15 on 1 January 2018, revenue from sales of goods by MPUS were recognised when all performance obligations were met. These criteria were considered to be met when the goods were delivered to the buyer. Revenue represented the full list price of products shipped to wholesalers and other customers less product returns, discounts, rebates and other incentives based on the sales price.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

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

The Group receives government loans that have a below-market rate of interest. These loans are recognised and measured in accordance with IFRS 9. The benefit of the below-market rate of interest is measured as the difference between the initial carrying value of the loan discounted at a market rate of interest and the proceeds received.

The difference is held within deferred revenue as a government grant and is released as a credit to grant income or to research and development expense in line with the expenditure to which it relates. In a situation where the proceeds were invested in plant and equipment, the deferred revenue is credited to research and development within the income statement in line with the depreciation of the acquired asset.

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

The product and marketing rights recognised in 2017 related to various licenses, the Group held via its US subsidiary. These rights were disposed of with the sale of the subsidiary.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

The significant intangibles recognised by the Group and their useful economic lives are as follows:

Goodwill IPRD	- -	Indefinite life In process, not yet amortising
IT and website costs	-	4 years
Product and marketing rights	-	Between 2 and 12 years

The useful economic life of IPRD will be determined when the in-process research projects are completed. Amortisation of product and marketing rights ceased in June 2018 when the US entity was classified as held for sale.

Internally generated intangible assets (development costs)

Expenditure on the research phase of an internal project is recognised as an expense in the period in which it is incurred. Development costs incurred on specific projects are capitalised when all the following conditions are satisfied:

•	Completion of the asset is technically feasible so that it will be available for use or sale
•	The Group intends to complete the asset and use or sell it
•	The Group has the ability to use or sell the asset and the asset will generate probable future economic benefits (over and above cost)
•	There are adequate technical, financial and other resources to complete the development and to use or sell the asset, and
•	The expenditure attributable to the asset during its development can be measured reliably.

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

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, or intangible assets not ready for use, such as IPRD, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. An impairment charge of £1.5m was recognised in 2017 against the IPRD of the Midatech Pharma (Wales) Ltd cash generating unit within continuing operations.

An impairment charge of £11.4m was recognised in 2016 against the product rights of the Midatech Pharma US cash generating unit within discontinued operations.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). After the disposal of the US operation on 1 November 2018, the group at 31 December 2018 had only one cash generating unit (2017: two, 2016: two), as set out in note 12. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

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

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

Joint arrangements

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

•	Joint ventures: where the Group has rights to only the net assets of the joint arrangement.
•	Joint operations: where the Group has both the rights to assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

•	The structure of the joint arrangement
•	The legal form of joint arrangements structured through a separate vehicle
•	The contractual terms of the joint arrangement agreement
•	Any other facts and circumstances (including any other contractual arrangements).

Foreign currency

Transactions entered into by subsidiary entities in a currency other than the currency of the primary economic environment, in which they operate, are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in profit or loss.

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

Financial assets and liabilities

Application of IFRS 9 Financial Instruments

The Group adopted IFRS 9, which addresses the classification, measurement and de-recognition of financial assets and financial liabilities, on 1 January 2018, considering the cumulative impact at this date in assessing whether an adjustment to opening reserves is required. The Group applies the simplified approach and records lifetime expected losses on all trade receivables.

This standard had no material financial impact on either the current or comparative period and there were no changes recorded in the carrying value of any financial assets or liabilities. Whilst the adoption of IFRS 9 has had no material impact, the Group’s policy on provisions has now changed from an incurred to expected loss basis.

Assets at amortised cost

The Group does not have any financial assets which it would classify as fair value through profit or loss. Therefore, all financial assets are classed as assets at amortised cost as defined below.

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

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

For impairment provisions, the Group applies the IFRS 9 simplified approach to measure expected credit losses using a lifetime expected credit loss provision for trade receivables to measure expected credit losses on a collective basis. Trade receivables are grouped based on a similar credit risk and ageing. Based on the scale of this area, our historic treatment is not materially different to the simplified approach under IFRS 9.

The expected loss rates are based on the Group’s historic credit losses experienced over the three-year period prior to the period end. The historic loss rates are then adjusted for current and forward-looking information on macroeconomic factors.

The Group's assets at amortised costs comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Cash and cash equivalents include cash in hand, deposits held at call with original maturities of three months or less.

Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit and loss (“FVTPL”)

The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account.

The financial liabilities were valued using the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in note 21.

Other financial liabilities include the following items:

•

Borrowings are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position. Interest expense in this context includes initial transaction costs and premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Early redemption and other fees from voluntary redemption of borrowings are charged to administrative expenses in the statement of comprehensive income.

•	Government loans received on favourable terms below market rate are discounted at a market rate of interest. The difference between the present value of the loan and the proceeds is held as a government grant within deferred revenue and is released to research and development expenditure or grant income in line with when the asset or expenditure is recognised in the income statement.
•	Trade payables and other short-term monetary liabilities are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.

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

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

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

In addition, in some circumstances, employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognising the expense during the period between service commencement period and grant date.

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

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

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

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives. It is provided at the following rates:

Fixtures and fittings Leasehold improvements	- -	25% per annum straight line the shorter of 10% per annum straight line or over the lease term
Computer equipment	-	25% per annum straight line
Laboratory equipment	-	15% - 25% per annum straight line

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

2	Critical accounting estimates and judgements

The preparation of this consolidated financial information requires the Group to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. The Group bases its estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management evaluates estimates, assumptions and judgments on a regular basis and makes changes accordingly, and discusses critical accounting estimates with the board of Directors.

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

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

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

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use, the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, including for revenues and development costs, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital.

The carrying value of goodwill was £2.29m and intangibles not yet ready for use was £10.1m as at 31 December 2018 (note 11).

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit. Based on the analysis performed, there was no impairment of the remaining goodwill after the sale of MPUS in the year ended 31 December 2018 or in 2017, and there was no impairment charge against the IPRD of the Midatech Pharma (Wales) Ltd cash generating unit (£1.5m in 2017). See note 12.

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

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 27 to our consolidated financial statements and are estimated as follows:

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

In 2018, there were approximately £40.4m of gross unutilised tax losses carried forward (2017: £38.4m, 2016: £27.0m). No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

Research and development costs

Research and development costs are charged to expense as incurred and are typically made up of salaries and benefits, clinical and preclinical activities, drug development and manufacturing costs, and third-party service fees, including for clinical research organizations and investigative sites. Costs for certain development activities, such as clinical trials, are periodically recognised as intangible assets based on an evaluation of the progress to completion of specific tasks using data such as patient enrolment, clinical site activations, or information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued expenses.

3	Segment Information

Revenue from contracts with customers

Geographical analysis of revenue by destination of customer

	2018	2017	2016
	£’000	£’000	£’000
Revenue from continuing operations:
United Kingdom	149	79	491
Rest of Europe	-	70	35
United States	-	-	250
	149	149	776

Revenue from discontinued operations:
United States	3,882	6,609	5,600

In 2018, all revenue from continuing operations came from a single customer (2017: 3 customers; 2016: 4 customers). Within revenue from discontinued operations for 2018, reported in the consolidated statement of comprehensive income under loss from discontinued operations, four customers each accounted for at least 10% of revenue from discontinued operations (2017: three customers, 2016: three customers):

	2018	2017	2016
Customer A	26%	23%	25%
Customer B	25%	7%	-
Customer C	13%	15%	19%
Customer D	12%	20%	12%

Following the disposal of the US commercial business, the Group contains one reportable operating segment, Pipeline Research and Development (“Pipeline R&D”). This segment seeks to develop products using the Group’s nanomedicine and sustained release technology platforms.

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

Both the UK and Spanish entities meet the aggregation criteria and have therefore been presented as a single reportable segment under Pipeline R&D. The research and development activities involve the discovery and development of pharmaceutical products in the field of nanomedicine and sustained release technology. The US operating company is engaged in the sale and marketing of cancer supportive care products and was reported historically under the Commercial segment.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

Segmented results for the year ended 31 December 2018

	Pipeline R&D	Commercial (discontinued)	Consolidated (including discontinued operations)
	£’000	£’000	£’000

Revenue	149	3,882	4,031
Grant revenue	1,789	-	1,789
Total revenue	1,938	3,882	5,820

Cost of sales	-	(1,286)	(1,286)
Research and development costs	(8,555)	(283)	(8,838)
Distribution costs, sales and marketing	-	(4,357)	(4,357)
Administrative costs	(4,087)	(872)	(4,959)
Loss on disposal of discontinued operations	-	(1,407)	(1,407)
Depreciation	(1,011)	(5)	(1,016)
Amortisation	(100)	(334)	(434)
Loss from operations	(11,815)	(4,662)	(16,477)

Finance income	2	-	2
Finance expense	(587)	-	(587)
Loss before tax	(12,400)	(4,662)	(17,062)

Taxation	2,032	-	2,032
Loss for the year	(10,368)	(4,662)	(15,030)
Loss from continuing operations			(10,368)
Loss from discontinued operations			(4,662)

Segmented results for the year ended 31 December 2017

	Pipeline R&D	Commercial (discontinued)	Consolidated (including discontinued operations)
	£’000	£’000	£’000

Revenue	149	6,609	6,758
Grant revenue	840	-	840
Total revenue	989	6,609	7,598

Cost of sales	-	(926)	(926)
Research and development costs (reclassified)	(7,355)	(356)	(7,711)
Distribution costs, sales and marketing (reclassified)	(170)	(7,477)	(7,647)
Administrative costs (reclassified)	(4,266)	(566)	(4,832)
Depreciation	(974)	(9)	(983)
Amortisation (reclassified)	-	(1,577)	(1,577)
Impairment of intangible assets	(1,500)	-	(1,500)
Loss from operations	(13,276)	(4,302)	(17,578)

Finance income	415	-	415
Finance expense	(109)	(57)	(166)
Loss before tax	(12,970)	(4,359)	(17,329)

Taxation	1,265	-	1,265
Loss for the year	(11,705)	(4,359)	(16,064)
Loss from continuing operations			(11,705)
Loss from discontinued operations			(4,359)

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

Segmented results for the year ended 31 December 2016

	Pipeline R&D	Commercial (discontinued)	Consolidated (including discontinued operations)
	£’000	£’000	£’000

Revenue	776	5,600	6,376
Grant revenue	547	-	547
Total revenue	1,323	5,600	6,923

Cost of sales	-	(667)	(667)
Research and development costs (reclassified)	(6,968)	(66)	(7,034)
Distribution costs, sales and marketing (reclassified)	-	(8,734)	(8,734)
Administrative costs (reclassified)	(3,245)	(2,061)	(5,306)
Depreciation	(762)	(10)	(772)
Amortisation (reclassified)	-	(3,583)	(3,583)
Impairment of intangible assets	-	(11,413)	(11,413)
Loss from operations	(9,652)	(20,934)	(30,586)

Finance income	1,337	-	1,337
Finance expense	(73)	-	(73)
Loss before tax	(8,388)	(20,934)	(29,322)

Taxation	2,227	6,933	9,160
Loss for the year	(6,161)	(14,001)	(20,162)
Loss from continuing operations			(6,161)
Loss from discontinued operations			(14,001)

During 2018, management undertook a further review of the classification of certain expenses between R&D pipeline and commercial segments in 2017 and 2016. This reclassification only impacted the segmental analysis and there was no impact on the consolidated statement of comprehensive income. Further detail is provided in note 1.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

Non-current assets by location of assets

	2018	2017	2016
	£’000	£’000	£’000
Spain	1,860	2,154	2,125
United Kingdom	12,966	15,331	16,489
United States	-	13,156	15,772
	14,826	30,641	34,386

All material additions to non-current assets in 2018, 2017 and 2016 were in the Pipeline R&D segment.

4	Discontinued operations

During the year the group made the decision to sell its Commercial business based in the US. The sale completed on 1 November 2018 to Barings LLC, a member of the MassMutual Financial Group, for total consideration of up to $19m. This included $6m of consideration contingent payable on the achievement of various net revenue milestones for the MPUS business for the financial years 2018 and 2019. Based on a probability adjusted, discounted cash flow model, the estimate of the contingent consideration receivable at 31 December 2018 was nil.

The statement of cash flows includes the following amounts relating to discontinued operations:

	2018	2018
	£’000	£’000

Cash consideration received		9,350
Other consideration received		-
Total consideration received		9,350

Cash disposed of		(91)

Net cash inflow on disposal of discontinued operation		9,259

Net assets disposed (other than cash):
Property, plant and equipment	3
Intangibles	15,662
Trade and other receivables	948
Inventory	629
Trade and other payables	(2,734)
Total net assets disposed of (other than cash)		(14,508)
Loss on disposal of discontinued operation before and after tax		(5,249)
Foreign exchange gain realised on disposal		3,842
Loss on disposal		(1,407)

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

The post-tax loss on disposal of discontinued operations was determined as follows:

Result of discontinued operations	2018	2017	2016
	£’000	£’000	£’000

Revenue	3,882	6,609	5,600
Expenses other than finance costs	(7,137)	(10,911)	(15,121)
Finance costs	-	(57)	-
Impairment	-	-	(11,413)
Loss from discontinued operations before tax	(3,255)	(4,359)	(20,934)

Taxation	-	-	6,933

Loss on disposal of discontinued operations	(1,407)	-	-
Loss for the year from discontinued operations after tax	(4,662)	(4,359)	(14,001)

Statement of cash flows	2018	2017	2016
The statement of cash flows includes the following	£’000	£’000	£’000
amounts relating to discontinued operations:

Operating activities	(5,368)	(1,654)	1,251
Investing activities	-	-	(11)
Financing activities	(7)	(34)	(35)
Net cash flow from discontinued operations	(5,375)	(1,688)	1,205

5	Loss from operations

	2018	2017	2016
Loss from operations is stated after	£'000	£’000	£’000
charging/(crediting):
Changes in inventories of finished goods and work in progress	(976)	202	256
Write down of inventory to net realisable value	-	-	287
Depreciation of property, plant and equipment
- From continuing operations	1,011	974	762
- From discontinued operations	5	9	10
Amortisation of intangible assets – product and marketing rights
- From continuing operations	100	193	193
- From discontinued operations	334	1,384	3,390
Impairment of intangible assets	-	1,500	11,413
Fees payable to the Company’s auditor for the audit of the parent Company	111	110	100
Fees payable to the Company’s subsidiary auditors for the audits of the subsidiary accounts	143	140	139
Fees payable to the Company’s auditor for:
- Other services	83	100	72
Operating lease expense:
- Property	386	277	385
- Plant and machinery	-	-	194
Arrangement/penalty fees for loan facility	469	57	-
Foreign exchange(gain)/ loss	212	(39)	31
Loss on disposal of property, plant and equipment	165	27	-
Equity settled share based payment	(36)	520	203

Amortisation of product and marketing rights are included with distribution costs, sales and marketing expenses. Amortisation ceased when the assets were reclassified as held for sale on 30 June 2018 and were sold on 1 November 2018.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

6	Staff costs

Staff costs (including directors), for continuing and discontinued operations, comprise:

	2018	2017	2016
	£’000	£’000	£’000

Wages and salaries	5,393	5,278	6,314
Defined contribution pension cost (note 26)	149	158	206
Social security contributions and similar taxes	639	643	769
Share based payment	(36)	520	203
	6,145	6,599	7,492
Continuing operations	4,352	4,578	4,663
Discontinued operations	1,793	2,021	2,829
	6,145	6,599	7,492

Employee numbers

The average number of staff employed by the Group during the financial year, for continuing and discontinued operations, amounted to:

	2018	2017	2016

Research and development	63	62	57
General and administration	16	17	19
Sales and marketing	6	6	8
	85	85	84

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the directors of the Company, and the Chief Operating Officer.

	2018	2017	2016
	£’000	£’000	£’000
Wages and salaries	900	811	1,054
Defined contribution pension cost	39	68	59
Payments made to third parties	142	142	142
Social security contributions and similar taxes	77	97	152
Benefits in kind	3	3	2
Share based payment	(92)	388	184
	1,069	1,509	1,593

Emoluments disclosed above include the following amounts in respect of the highest paid Director.

	2018	2017	2016
	£’000	£’000	£’000
Salary	110	299	448
Total pension and other post-employment benefit costs	4	10	28
Benefits in kind	1	1	1
Termination benefits	99	-	-
	214	310	477

None of the Directors have exercised share options during the year (2017: nil, 2016: nil).

During the year 3 Directors (2017: 2, 2016: 2) participated in a defined contribution pension scheme.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

7	Finance income and expense

	2018	2017	2016
Finance income	£’000	£’000	£’000
Interest received on bank deposits	2	15	164
Gain on equity settled derivative financial liability	-	400	1,173
Total finance income	2	415	1,337

The gain on the equity settled derivative financial liability in 2017 and 2016 arose due to the reduction in the share price and the lapsing of associated warrants and options as set out in note 20.

	2018	2017	2016
Finance expense	£’000	£’000	£’000

Bank loans	587	18	16
Other loans	-	91	57
Total finance expense	587	109	73

8	Taxation

	2018	2017	2016
	£’000	£’000	£’000
Current tax credit
Current tax credited to the income statement	1,952	1,253	1,936
Taxation payable in respect of foreign subsidiary	(67)	-	(25)
Adjustment in respect of prior year	128	-	-
	2,013	1,253	1,911
Deferred tax credit
Reversal of temporary differences	19	12	316
Total tax credit	2,032	1,265	2,227

There was no tax charge relating to discontinued operations for 2018 and 2017. For 2016, the reversal of the deferred tax provision, credited to the income statement was £316k.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2018	2017	2016
	£’000	£’000	£’000

Loss for the year, continuing and discontinued operations	(15,030)	(16,064)	(20,162)
Income tax credit - continuing operations	(2,032)	(1,265)	(2,227)
Income tax credit – discontinuing operations	-	-	(6,933)
Loss before tax	(17,062)	(17,329)	(29,322)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 19% (2017: 19.25%, 2016: 20.25%)	(3,241)	(3,336)	(5,864)
Expenses not deductible for tax purposes	2,492	412	1,022
Adjustment in respect of prior period	(129)	-	(435)
Additional deduction for R&D expenditure	-	-	4
Surrender of tax losses for R&D tax refund	(1,955)	(1,196)	(1,503)
Reversal of deferred tax on impairment		-	(3,421)
Unrelieved tax losses and other deductions arising in the period	(220)	(156)	(166)
Foreign exchange differences	(26)	(84)	712
Deferred tax not recognised	1,047	3,095	491
Tax credit related to discontinued operations	-	-	(6,933)

Total tax credited to the income statement	(2,032)	(1,265)	(2,227)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

9	Loss per share

	2018		2017		2016
	£’000		£’000		£’000
Numerator

Loss used in basic EPS and diluted EPS:
Continuing operations	(10,368)		(11,705)		(6,161)
Discontinued operations	(4,662)		(4,359)		(14,001)

Denominator

Weighted average number of ordinary shares used in basic EPS	61,126,053		51,317,320		36,072,752

Basic and diluted loss per share:
Continuing operations - pence	(17	p)	(23	p)	(17	p)
Discontinued operations - pence	(8	p)	(8	p)	(39	p)

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis for all periods shown.

On 26 February 2019, as a result of a Subscription, Placing and Open Offer, 348,215,478 new ordinary shares were issued, increasing the total number of issued shares to 409,399,613.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

10	Property, plant and equipment

	Fixtures	Leasehold	Computer	Laboratory
	and fittings	improve- ments	equipment	equipment	Total
Cost	£'000	£'000	£'000	£'000	£'000

At 1 January 2016	1,319	1,112	354	983	3,768

Additions	2	715	43	609	1,369
Disposal	-	-	(1)	-	(1)
Transfer	(1,125)	-	(122)	1,247	-
Exchange differences	32	172	7	211	422
At 31 December 2016	228	1,999	281	3,050	5,558

Additions	18	41	57	591	707
Disposal	-	-	-	(41)	(41)
Exchange differences	6	72	4	69	151
At 31 December 2017	252	2,112	342	3,669	6,375

Additions	4	106	40	353	503
Disposals	(5)	(229)	-	(401)	(635)
Exchange differences	2	24	1	30	57
At 31 December 2018	253	2,013	383	3,651	6,300

	Fixtures	Leasehold	Computer	Laboratory
	and fittings	improve- ments	equipment	equipment	Total
	£'000	£'000	£'000	£'000	£'000
Accumulated depreciation

At 1 January 2016	458	733	180	413	1,784

Charge for the year	41	134	54	543	772
Transfer	(369)	(96)	(118)	583	-
Exchange differences	19	101	6	110	236
At 31 December 2016	149	872	122	1,649	2,792

Charge for the year	43	330	68	542	983
Disposals	-	-	-	(14)	(14)
Exchange differences	4	36	2	43	85
At 31 December 2017	196	1,238	192	2,220	3,846

Charge for the year	43	403	72	499	1,016
Disposals	-	(175)	(3)	(421)	(599)
Exchange differences	2	19	4	28	53
At 31 December 2018	241	1,485	265	2,326	4,317
Net book value
At 31 December 2018	12	528	118	1,325	1,983
At 31 December 2017	56	874	150	1,449	2,529
At 31 December 2016	79	1,127	159	1,401	2,766

Included within the total net book value of tangible fixed assets is £258k (2017: £63k 2016: £33k) in respect of assets held under finance leases and similar hire purchase contracts. The depreciation charge for the year on these assets was £133k (2017: £62k, 2016: £22k). These assets were held as security in respect of their finance lease obligations. Proceeds of £25k were received during the year in relation to the sale of fixed assets.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

11	Intangible assets

	In-process research and development	Product and marketing rights	Goodwill	IT/Website costs	Total
	£'000	£'000	£'000	£'000	£'000

Cost

At 1 January 2016	12,600	18,321	12,456	15	43,392
Additions	-	-	-	19	19
Foreign exchange	-	3,160	2,032	-	5,192
Disposals	-	-	-	(8)	(8)
At 31 December 2016	12,600	21,481	14,488	26	48,595

Additions	778	-	-	-	778
Foreign exchange	-	(1,625)	(1,044)	1	(2,668)
At 31 December 2017	13,378	19,856	13,444	27	46,705

Disposals	-	(21,022)	(11,808)	-	(32,830)
Foreign exchange	-	1,166	655	1	1,822
At 31 December 2018	13,378	-	2,291	28	15,697

	In-process	Product and
	research and	marketing		IT/Website
	development	rights	Goodwill	Costs	Total
	£'000	£'000	£'000	£'000	£'000

Accumulated amortisation

At 1 January 2016	1,800	243	-	10	2,053
Amortisation charge for the year	-	3,578	-	5	3,583
Impairment	-	11,413	-	-	11,413
Foreign exchange	-	374	-	-	374
At 31 December 2016	1,800	15,608	-	15	17,423

Amortisation charge for the year	-	1,574	-	3	1,577
Impairment	1,500	-	-	-	1,500
Foreign exchange	-	(1,443)	-	1	(1,442)
At 31 December 2017	3,300	15,739	-	19	19,058

Amortisation charge for the year	-	431	-	3	434
Disposals	-	(17,103)	-	-	(17,103)
Foreign exchange	-	933	-	1	934
At 31 December 2018	3,300	-	-	23	3,323
Net book value
At 31 December 2018	10,078	-	2,291	5	12,374
At 31 December 2017	10,078	4,117	13,444	8	27,647
At 31 December 2016	10,800	5,873	14,488	11	31,172

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

The individual intangible assets, excluding goodwill, which are material to the financial statements are:

12	Impairment testing

	Carrying amount			Remaining amortisation period
	2018	2017	2016	2018	2017	2016
	£’000	£’000	£’000	(years)	(years)	(years)

Midatech Pharma (Wales) Limited acquired IPRD	9,300	9,300	10,800	n/a in process	n/a in process	n/a in process
Midatech Pharma US, Inc., product and marketing rights	-	1,995	3,557	n/a	Between 1 and 3	Between 1 and 4
Zuplenz® product and marketing rights	-	2,122	2,316	n/a	11	12
MTX110 acquired IPRD	778	778	-	n/a in process	n/a in process	-
	10,078	14,195	16,673

Midatech Pharma (Wales) Ltd

Details of goodwill and IPRD allocated to the acquired cash generating unit and the valuation basis are as follows:

	Indefinite lived
	IPRD carrying amount			Goodwill carrying amount			Valuation Basis
Name	2018	2017	2016	2018	2017	2016
	£’000	£’000	£’000	£’000	£’000	£’000

CGU – Midatech Pharma (Wales) Ltd	9,300	9,300	10,800	2,291	2,291	2,291	Value in use

The assets of the Midatech Pharma Wales Ltd (“MPW”) CGU were valued as at 31 December 2018, 2017 and 2016 and were found to support the IPRD and goodwill carrying amounts set out above. The IPRD was valued using 12-13 year (2017: 13-14 year), risk adjusted cash flow forecasts, in line with patent life, that have been approved by the Board. A period longer than 5 years is appropriate on the basis that the investment is long term and the development and commercialisation process is typically in excess of 5 years. Beyond the period from product launch and initial market penetration, a long-term growth rate of 2% was used.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

In 2017 an impairment charge of £1.5m was recorded in the MPW CGU as a result of the impairment of the Opsisporin IPRD, primarily due to a strategic review concluding that the product is outside of Midatech’s strategic focus and as a result the decision was made not to continue with the programme at this point. At the same time the carrying value of a component of IPRD was reduced from £1.5m to nil. The resulting charge was shown separately within the consolidated statement of income.

The key assumptions used in the valuation model examining the MPW Ltd cash generating unit include the following:

Assumptions	2018	2017	2016
Pre-tax discount rate	17.7%	17.9%	18.1%
Cumulative probability of success of projects	81%	81%	46% to 81%

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

Sensitivity analysis

If any one of the following changes were made to the above key assumptions, the carrying value and recoverable amount would be equal.

Assumptions	2018	2017	2016
Pre-tax discount rate	increase to 29.8%	increase to 21.0%	increase to 26.4%
Cumulative probability of success of project	34%	57%	53%

13	Subsidiaries

The subsidiaries of Midatech Pharma plc, all of which are 100% owned, either directly or through subsidiaries where indicated, and have been included in this financial information in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

	Registered	Nature of
Name	Office	Business	Notes

Midatech Limited	Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA	Trading company
Midatech Pharma (España) SL	Parque Tecnológico de Vizcaya, Edificio 800 Planta 2, Derio, 48160, Vizcaya, Spain	Trading company	(a)
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)
Midatech Pharma (Wales) Limited	Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA	Trading company
Midatech Pharma PTY	c/o Griffith Hack Consulting, 300 Queen Street, Brisbane, QLD 4000, Australia	Trading company	(c)

Notes:

(a)	Wholly owned subsidiary of Midatech Limited
(b)	PharMida AG became dormant in January 2016.
(c)	Midatech Pharma PTY was incorporated on 16 February 2015.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

14	Trade and other receivables

	2018	2017	2016
	£'000	£’000	£’000
Trade receivables	89	2,232	1,428
Prepayments	139	627	586
Other receivables	1,564	848	873
Total trade and other receivables	1,792	3,707	2,887
Less: non-current portion (rental deposit and on bond)	(469)	(465)	(448)
Current portion	1,323	3,242	2,439

Trade and other receivables do not contain any impaired assets. The Group does not hold any collateral as security and the maximum exposure to credit risk at the consolidated statement of financial position date is the fair value of each class of receivable.

Book values approximate to fair value at 31 December 2018, 2017 and 2016.

15	Cash and cash equivalents and cash flow supporting notes

Cash and cash equivalents for purposes of the consolidated statement of cash flows comprises:

	2018	2017	2016
	£'000	£’000	£’000
Cash at bank available on demand	2,343	13,204	17,608

There were no significant non-cash transactions during the year.

During 2017 and 2016, cash inflows arose from an equity financing transaction, included within financing activities on the face of the cash flow statement.

	2018	2017	2016
	£'000	£’000	£’000
Funds raised on Public Offering	-	6,157	16,673
Costs of raising funds on Public Offering	-	(429)	(1,105)
	-	5,728	15,568

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

The following changes in bank loan liabilities arose as a result of financing activities during the year:

	Non-current liabilities, bank loans	Current liabilities, bank loans	Total
	£’000	£’000	£’000
At 1 January 2018	5,207	11	5,218
Cash flows	(5,494)	(7)	(5,501)
Foreign Exchange	287	-	287
At 31 December 2018	-	4	4

	Non-current liabilities, bank loans	Current liabilities, bank loans	Total
	£’000	£’000	£’000
At 1 January 2017	-	23	23
Cash Flows	5,249	(12)	5,237
Foreign Exchange	(42)	-	(42)
At 31 December 2017	5,207	11	5,218

16	Inventories

	2018 £’000	2017 £’000	2016 £’000
Finished goods	-	941	817
Total inventories	-	941	817

There was no stock held at 31 December 2018. In 2017 a reserve was maintained against inventory that was not expected to be sold before its sell by date. The resulting charge to the discontinued element of the comprehensive statement of income in 2017 was £151k (2016: £287k).

17	Trade and other payables

	2018	2017	2016
Current	£’000	£’000	£’000
Trade payables	286	2,271	3,268
Other payables	-	1,141	1,166
Accruals	1,025	3,090	2,003
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	1,311	6,502	6,437

Tax and social security	347	359	670
Deferred revenue and government grants	445	1,141	1,300
Total trade and other payables	2,103	8,002	8,407

Book values approximate to fair value at 31 December 2018, 2017 and 2016.

All current trade and other payables are payable within 3 months of the period end date shown above.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

Government grants

The Group received development grant funding from the European Union under the Horizon 2020 “Nanofacturing” project, a European Union funded programme to develop a scalable manufacturing platform for the production of nanopharmaceutical products.  Midatech participated in this programme, along with seven other entities, through two Group companies, Midatech Pharma España SL (“MPE”), which acted as project coordinator, and Midatech Limited (“MTL”). The project commenced in February 2015 and completed in January 2019. £1,610k (2017: £840k, 2016: £547k) of revenue has been recognised during the year in relation to this project and £124k (2017: £1.11m, 2016: £1.24m) of the deferred revenue balance relates to funds received but not yet recognised.

Government grants/loans in Spain

Five tranches of government loans have been received by Midatech Pharma España SL for the finance of research, technical innovation and the construction of their laboratory. The loans are term loans which carry an interest rate below the market rate, and are repayable over periods through to 2022. The loans carry default interest rates in the event of scheduled repayments not being met. On initial recognition, the loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognised.

The debt element of the government loans is designated within note 18 as borrowings, the gross contractual repayment of the loans is disclosed in note 21.

18	Borrowings

	2018	2017	2016
	£'000	£’000	£’000
Current
Bank loans	4	11	23
Finance lease	80	39	31
Government and research loans	284	311	484
Total	368	361	538

Non-current
Bank loans	-	5,207	-
Finance lease	170	29	52
Government and research loans	714	949	1,568
Total	884	6,185	1,620

Book values approximate to fair value at 31 December 2018, 2017 and 2016.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

Midcap Loan Facility

In December 2017, Midatech Pharma entered into a secured loan agreement with Midcap Financial Trust (MidCap). The total facility was for $15m to be drawn down in three separate tranches. Interest was charged on the outstanding balance of the loan at an annual rate of LIBOR plus 7.5% subject to a LIBOR floor of 1.25%. MidCap was granted 247,881 warrants to purchase shares which was equal to 2% of the amount funded divided by the Exercise Price of £0.42. The Exercise Price was calculated as the average closing price for the 30-day period prior to the date of grant. The loan was secured against the assets of the group.

The first tranche of $7m was drawn down on 28 December 2017 and is disclosed under bank loans. This loan was repaid on 31 October 2018.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

19	Provisions

	2018	2017	2016
	£'000	£’000	£’000

Opening provision at 1 January	-	-	-
Provision recognised in the year	165	-	-
At 31 December	165	-	-

The provision relates to the ‘making good’ clause on the Abingdon office which was vacated in December 2018. The office has been sub-let for the remaining period of the lease, which is due to terminate in February 2020.

20	Derivative financial liability – current

	2018	2017	2016
	£'000	£'000	£’000
Equity settled derivative financial liability	-	-	400
At 1 January/on acquisition	-	400	1,573

Gain recognised in finance income within the consolidated statement of comprehensive income	-	(400)	(1,173)
At 31 December	-	-	400

Equity settled derivative financial liability is a liability that is not to be settled for cash. The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account. The financial liabilities were valued using the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporated any interest paid on the financial liability and is included in the ‘finance income’ line item in the income statement. Fair value is determined in the manner described in note 21. A key input in the valuation of the instrument is the Company share price.

At 31 December 2016, some 398,315 options and 16,664 warrants had lapsed. In addition, the share price had fallen to £1.18, which resulted in a gain of £1.17m on re-measurement, which was credited to finance income in 2016.

At 31 December 2017 a further 166,058 options and 489,318 warrants had lapsed and the share price had fallen to £0.36 which results in a gain of £0.40m on re-measurement which was credited to finance income during 2017.

At 31 December 2018 a further 176,935 options and 776,889 warrants had lapsed and the share price had fallen to £0.06. As the liability had already been reduced to zero there was no movement on re-measurement.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

21	Financial instruments - risk management

The Group is exposed through its operations to the following financial risks:

•	Credit risk
•	Foreign exchange risk
•	Liquidity risk

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

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables
•	Cash and cash equivalents
•	Trade and other payables
•	Accruals
•	Loans and borrowings
•	Derivative financial liability

A summary of the financial instruments held by category is provided below:

Financial assets - amortised cost

	2018	2017	2016
	£'000	£'000	£’000
Cash and cash equivalents	2,343	13,204	17,608
Trade receivables	89	2,232	1,428
Total financial assets	2,432	15,436	19,036

Financial liabilities - amortised cost

	2018	2017	2016
	£'000	£'000	£’000
Trade payables	286	2,271	3,268
Other payables	-	1,141	1,166
Accruals	1,025	3,090	2,003
Borrowings	1,252	6,546	2,158
Total financial liabilities - amortised cost	2,563	13,048	8,595

Financial liabilities – fair value through profit and loss – current

	2018	2017	2016
	£'000	£'000	£’000
Equity settled derivative financial liability	-	-	400

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

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

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

The fair value of the Group’s derivative financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 20:

Financial liabilities	Fair value as at 31/12/2018	Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value

Equity settled financial derivative liability	-	Level 3	Black Scholes option pricing model	Volatility rate of 42.5% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 7.6 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.

				Risk-free rate between a range of 0.0% and 1.14% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Financial liabilities	Fair value as at 31/12/2017	Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value

Equity settled financial derivative liability	-	Level 3	Black Scholes option pricing model	Volatility rate of 42.5% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 8.6 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.

				Risk-free rate between a range of 0.0% and 1.14% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

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

Changing the unobservable risk free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of shares (2017: nil, 2016: increase by £2k).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to a business combination.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

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

The consolidated entity recognises a loss allowance for expected credit losses on financial assets which are either measured at amortised cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the consolidated entity's assessment at the end of each reporting period as to whether the financial instrument's credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset's lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset's lifetime expected credit losses. The amount of expected credit loss recognised is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate. For financial assets measured at fair value through other comprehensive income, the loss allowance is recognised within other comprehensive income. In all other cases, the loss allowance is recognised in profit or loss.

Quantitative disclosures of the credit risk exposure in relation to financial assets are set out in note 14. This includes details regarding trade and other receivables, which are neither past due nor impaired.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at each year end as noted above.

Cash in bank

The Group is continually reviewing the credit risk associated with holding money on deposit in banks and seeks to mitigate this risk by holding deposits with banks with high credit status.

Foreign exchange risk

Foreign exchange risk arises because the Group has a material operation located in Bilbao, Spain, and had operations in the US whose functional currencies are not the same as the functional currency of the Group. The Group’s net assets arising from such overseas operations are exposed to currency risk resulting in gains or losses on retranslation into sterling. Given the levels of materiality, the Group does not hedge its net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

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

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2018	2017	2016
	£'000	£'000	£’000
Cash and cash equivalents:
Pounds Sterling	457	6,116	10,229
US Dollar	1,421	5,362	2,186
Euro	459	1,632	5,143
Other	6	94	50
Total	2,343	13,204	17,608

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

The table below shows the foreign currency exposure that gives rise to net currency gains and losses recognised in the consolidated statement of comprehensive income. Such exposures comprise the net monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the relevant Group entity. As at 31 December 2018, these exposures were as follows:

	2018	2017	2016
	£'000	£'000	£’000
Net Foreign Currency Assets/(Liabilities):
US Dollar	1,421	4,459	(206)
Euro	552	(362)	2,655
Other	8	95	58
Total	1,981	4,192	2,507

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

The following table details the Group’s sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2018	US Dollar	Euro	Other
	£'000	£’000	£'000
Loss before tax	-	168	-
Total equity	142	168	-

Year ended 31 December 2017	US Dollar	Euro	Other
	£'000	£’000	£'000
Loss before tax	307	(89)	-
Total equity	307	(89)	-

Year ended 31 December 2016	US Dollar	Euro	Other
	£'000	£’000	£'000
Loss before tax	521	(73)	(55)
Total equity	521	(73)	(55)

The sale of the Midatech Pharma US, Inc. operation prior to 31 December 2018 resulted in there not being any US Dollar denominated assets or liabilities to report on at year end other than a US Dollar cash balance held by Midatech Pharma PLC. In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year-end exposure does not reflect the exposure during the year.

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group’s aim to settle balances as they become due.

In Q1 2019, the Company completed a Subscription, Placing and Open Offer which raised £13.4m before costs. The Group’s current financial position is such therefore, that the Board does not consider there to be a short-term liquidity risk. However, the Board will continue to monitor long term cash projections in light of the development plan and will consider raising funds as required to fund long term development projects. Development expenditure can be curtailed as necessary to preserve liquidity.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

2018	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000

Trade and other payables	1,311	-	-	-	-
Bank loans	3	2	-	-	-
Finance leases	22	65	79	117	-
Government research loans	44	240	406	414	-
Total	1,380	307	485	531	-

2017	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000

Trade and other payables	6,502	-	-	-	-
Bank loans	120	359	2,201	3,926	-
Finance leases	16	25	30	-	-
Government research loans	43	268	467	545	47
Total	6,681	649	2,698	4,471	47

2016	Up to 3 months	Between 3 and 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	£’000	£’000	£’000	£’000	£’000

Trade and other payables	6,437	-	-	-	-
Bank loans	3	8	11	4	-
Finance leases	7	26	30	33	-
Government research loans	-	449	269	761	393
Total	6,447	483	310	798	393

More details with regard to the line items above are included in the respective notes:

•	Trade and other payables – note 17
•	Loans and borrowings – note 18

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

The Group continues to incur substantial operating expenses. Until the Group generates positive net cash inflows from the commercialisation of its products it remains dependent upon additional funding through the injection of equity capital and government funding. The Group may not be able to generate positive net cash inflows in the future or to attract such additional required funding at all, or on suitable terms. In such circumstances the development programmes may be delayed or cancelled, and business operations cut back.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

The Group seeks to reduce this risk by keeping a tight control on expenditure, avoiding long-term supplier contracts (other than clinical trials), prioritising development spend on products closest to potential revenue generation, obtaining government grants (where applicable), maintaining a focused portfolio of products under development and keeping shareholders informed of progress.

There have been no changes to the Group’s objectives, policies and processes for managing capital and what the Group manages as capital, unless otherwise stated in this note, since the previous year.

22	Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise.

The movement on the deferred tax account is as shown below:

	2018	2017	2016
	£'000	£’000	£’000

Liability at 1 January	-	-	6,547
Arising on business combination	-	-	-
Credited to income on impairment and amortisation of intangibles	-	-	(5,509)
Credited to income statement	-	-	(1,740)
Foreign exchange gain	-	-	702

Liability at 31 December	-	-	-

The movement on the deferred tax account in 2018 is nil (2017: nil, 2016: nil) as the net credit arising on the amortisation of intangible assets and other timing differences has been matched by a reduction in the deferred tax asset recognised on the losses offsetting the liability remaining.

A deferred tax liability arose due to deferred tax on intangible assets acquired in 2015.

An intangible asset was impaired in the financial statements for the year ended 31 December 2016 by £11.4m which resulted in a £4.6m tax credit being recognised in the income statement.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses	Potential deferred tax asset
	£’000	£’000

31 December 2018	40,741	6,926
31 December 2017	38,377	6,639
31 December 2016	26,956	5,049

With the exception of the £1.7m (2017: £2.6m, 2016: £3.7m) deferred tax asset which qualifies for offset against the deferred tax liabilities arising on the acquisitions of Midatech Pharma (Wales) Limited, the remaining potential deferred tax asset of £7.3m (2017 £9.5m, 2016: £8.1m) has not been provided in these accounts due to uncertainty as to whether the asset would be recovered.

Details of the deferred tax liability are as follows:

2018	Asset	Liability	Net
	£’000	£’000	£'000
Business Combinations	1,690	(1,690)	-

2017	Asset	Liability	Net
	£’000	£’000	£'000
Business Combinations	2,599	(2,599)	-

2016	Asset	Liability	Net
	£’000	£’000	£'000
Business Combinations	3,668	(3,668)	-

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

23	Share capital

	2018	2018	2017	2017	2016	2016
Authorised, allotted and fully paid – classified as equity	Number	£	Number	£	Number	£

At 1 January
Ordinary shares of £0.00005 each	61,184,135	3,059	61,084,135	3,054	48,699,456	2,435
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
Total		1,003,060		1,003,055		1,002,436

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

Rights attaching to the shares following the incorporation of Midatech Pharma plc

Shares classified as equity

The holders of ordinary shares in the capital of the Company have the following rights:

(a)	to receive notice of, to attend and to vote at all general meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder; and,
(b)	to receive such dividend as is declared by the Board on each share held.

The holders of deferred shares in the capital of the Company:

(a)	shall not be entitled to receive notice of or to attend or speak at any general meeting of the Company or to vote on any resolution to be proposed at any general meeting of the Company; and,
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

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

23	Share capital (continued)

		Ordinary Shares	Deferred Shares	Share Price	Total consideration
		Number	Number	£	£’000

As at 1 January 2016		33,467,504	1,000,001		46,840

2016
1 July 2016	Deferred consideration re: acquisition of Q Chip Limited	74,908	-	2.67	200
31 October 2016	Placing and Open Offer (see note 15)	15,157,044	-	1.10	16,673
As at 31 December 2016		48,699,456	1,000,001		63,713
2017
19 May 2017	Share issue to SIPP trustee (see note 27)	20,000	-	0.00005	-
16 October 2017	Placing and Open Offer (see note 15)	12,314,679	-	0.5	6,157
7 November 2017	Share issue to SIPP trustee (see note 27)	50,000	-	0.00005	-
As at 31 December 2017		61,084,135	1,000,001		69,870
2018
1 August 2018	Share issue to SIPP trustee (see note 27)	100,000	-	0.00005	-
As at 31 December 2018		61,184,135	1,000,001		69,870

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

24	Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose
Share premium	Amount subscribed for share capital in excess of nominal value.
Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the Company has elected to take advantage of merger relief.
Shares to be issued	Shares for which consideration has been received but which are not yet issued and which form part of consideration in a business combination.
Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into sterling.
Accumulated deficit	All other net gains and losses and transactions with owners (e.g. dividends) not recognised elsewhere.

25	Leases

The Group had commitments under non-cancellable operating leases as set out below:

	Land and buildings	Other
2018	£'000	£'000

Expiring In one year or less	383	1
Expiring Between one and five years	189	4
	572	5

	Land and buildings	Other
2017	£'000	£'000

Expiring In one year or less	449	8
Expiring Between one and five years	359	32
	808	40

	Land and buildings	Other
2016	£'000	£'000

Expiring In one year or less	371	7
Expiring Between one and five years	449	28
	820	35

A sub lease has been granted on the remaining term of the property lease for the Abingdon office amounting to £156,895.

26	Retirement benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

27	Share-based Payments

Share Options

The Group has issued options over ordinary shares under the 2014 Midatech Pharma plc Enterprise Management Incentive Scheme, the Midatech Pharma plc 2016 U.S. Option Plan, which is a sub-plan of the approved UK plan, and unapproved share options awarded to non-UK or non-US staff. In addition, certain share options originally issued over shares in Midatech Limited under the Midatech Limited 2008 unapproved share option scheme or Midatech Limited 2013 approved Enterprise Incentive scheme were reissued in 2015 over shares in Midatech Pharma plc under the 2014 Midatech Pharma plc Enterprise Management Incentive Scheme. Exercise of an option is subject to continued employment.

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2018	Granted in 2018	Exercised in 2018	Forfeited in 2018	At 31 December 2018	Exercise Price

31 December 2008	26,122	-	-	26,122	-	£1.425
31 December 2008	3,000	-	-	3,000	-	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	41,766	-	-		41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	4,000	31,796	£4.19

9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	450,000	430,000	£0.075
11 July 2014	2,000	-	-	-	2,000	£0.075
31 October 2016	50,000	-	-	-	50,000	£1.710
31 October 2016	607,600	-	-	139,375	468,225	£2.680
14 December 2016	8,000	-	-	-	8,000	£1.550
14 December 2016	10,000	-	-	-	10,000	£1.700
14 December 2016	40,000	-	-	-	40,000	£1.870
14 December 2016	40,000	-	-	7,500	32,500	£1.880
15 December 2016	102,000	-	-	10,000	92,000	£1.210
19 December 2016	1,104,250	-	-	386,875	717,375	£1.210
15 December 2017	1,351,250	-	-	433,500	917,750	£0.46
2 April 2018	-	20,000	-	-	20,000	£0.83
2 April 2018	-	90,000	-	-	90,000	£1.21
	4,529,894	110,000	-	(1,460,372)	3,179,522

Options exercisable at 31 December 2018	2,247,869
Weighted average exercise price of outstanding options at 31 December 2018	£1.101
Weighted average exercise price of options exercised in 2018	n/a
Weighted average exercise price of options forfeited in 2018	£0.799
Weighted average exercise price of options granted in 2018	£0.830
Weighted average remaining contractual life of outstanding options at 31 December 2018	5.7 years

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

Date of grant	At 1 January 2017	Granted in 2017	Exercised in 2017	Forfeited in 2017	At 31 December 2017	Exercise Price

31 December 2008	26,122	-	-	-	26,122	£1.425
31 December 2008	3,000	-	-	-	3,000	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	41,766	-	-		41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	-	35,796	£4.19

9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	-	880,000	£0.075
11 July 2014	3,000	-	-	1,000	2,000	£0.075
31 October 2016	50,000	-	-	-	50,000	£1.710
31 October 2016	607,600	-	-	-	607,600	£2.680
14 December 2016	8,000	-	-	-	8,000	£1.550
14 December 2016	10,000	-	-	-	10,000	£1.700
14 December 2016	3,000	-	-	3,000	-	£1.710
14 December 2016	3,000	-	-	3,000	-	£1.730
14 December 2016	3,000	-	-	3,000	-	£1.740
14 December 2016	40,000	-	-	-	40,000	£1.870
14 December 2016	40,000	-	-	-	40,000	£1.880
15 December 2016	197,000	-	-	95,000	102,000	£1.210
19 December 2016	1,110,000	-	-	5,750	1,104,250	£1.210
15 December 2017	-	1,351,250	-	-	1,351,250	£0.46
	3,289,394	1,351,250	-	(110,750)	4,529,894

Options exercisable at 31 December 2017	1,000,469
Weighted average exercise price of outstanding options at 31 December 2017	£1.003
Weighted average exercise price of options exercised in 2017	n/a
Weighted average exercise price of options forfeited in 2017	£1.242
Weighted average exercise price of options granted in 2017	£0.46
Weighted average remaining contractual life of outstanding options at 31 December 2017	8.3 years

Date of grant	At 1 January 2016	Granted in 2016	Exercised in 2016	Forfeited in 2016	At 31 December 2016	Exercise Price

31 December 2008	26,122	-	-	-	26,122	£1.425
31 December 2008	15,500	-	-	(12,500)	3,000	£3.985
1 April 2010	25,110	-	-	-	25,110	£4.00
20 August 2010	41,766	-	-		41,766	£4.19
13 September 2011	3,000	-	-	-	3,000	£4.19
20 April 2012	35,796	-	-	-	35,796	£4.19

9 May 2014	200,000	-	-	-	200,000	£0.075
30 June 2014	880,000	-	-	-	880,000	£0.075
11 July 2014	5,000	-	-	(2,000)	3,000	£0.075
31 October 2016	-	50,000	-	-	50,000	£1.710
31 October 2016	-	607,600	-	-	607,600	£2.680
14 December 2016	-	8,000	-	-	8,000	£1.550
14 December 2016	-	10,000	-	-	10,000	£1.700
14 December 2016	-	3,000	-	-	3,000	£1.710
14 December 2016	-	3,000	-	-	3,000	£1.730
14 December 2016	-	3,000	-	-	3,000	£1.740
14 December 2016	-	40,000	-	-	40,000	£1.870
14 December 2016	-	40,000	-	-	40,000	£1.880
15 December 2016	-	197,000	-	-	197,000	£1.210
19 December 2016		1,110,000	-	-	1,110,000	£1.210
	1,232,294	2,071,600	-	(14,500)	3,289,394

Options exercisable at 31 December 2016	468,194
Weighted average exercise price of outstanding options at 31 December 2016	£1.234
Weighted average exercise price of options exercised in 2016	n/a
Weighted average exercise price of options forfeited in 2016	£3.446
Weighted average exercise price of options granted in 2016	£1.685
Weighted average remaining contractual life of outstanding options at 31 December 2016	8.6 years

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

The following information is relevant in the determination of the fair value of options granted during the year 2018 under the equity share based remuneration schemes operated by the Group.

2018
Number of options	110,000
Option pricing models used	Monte-Carlo
Share price	£0.27*
Exercise price of options issued in year	£0.83-£1.21
Contractual life	10 years
Expected life	5 years
Volatility	45.2%**
Expected dividend yield	0%
Risk free rate	1.03%

*	The share price used in the determination of the fair value of the options granted in 2018 was the share price on the date of grant.
**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

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

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

All other share options relate to the Midatech Limited 2008 unapproved share option scheme.

Share Incentive Plan

In April 2017 the Group set up the Midatech Pharma Share Incentive Plan (MPSIP). Under the MPSIP, Group employees and directors can acquire ordinary shares in the Company via a salary sacrifice arrangement. Midatech grants matching shares for every share bought. In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition. All shares purchased by the MPSIP are held by an Employee Benefit Trust that is not under the control of Midatech. Shares must be left in the plan for 5 years to qualify for full income tax and NIC relief.

28	Capital commitments

The Group had no capital commitments at 31 December 2018, 31 December 2017 and 31 December 2016.

29	Related party transactions

Details of Directors’ remuneration are given in note 6.

Transactions with Monosol RX, LLC

The Directors considered Monosol RX, LLC (“Monosol”) to be a related party up to 2 May 2016 by virtue of the fact that Monosol was a shareholder of the Company and a collaborative partner in the MidaSol Therapeutics joint operation. Monosol was also the licensor of the Company’s Zuplenz® product. In this capacity, the Group incurred royalty costs, payable to Monosol of £188k, up to the date at which it ceased to be a related party in 2016.

Transactions with Preci-Health

The Directors consider Preci-Health SA (“Preci-Health) to be a related party up to 31 May 2018 by virtue of the fact that there was a common director with the Company up to that point in time.

During the year there were no transactions with Preci-Health. During 2017, £44k was invoiced to Preci-Health for research services and credited to revenue. There were no transactions with Preci-Health in 2016.

The Group has not made any allowances for bad or doubtful debts in respect of related party debtors nor has any guarantee been given or received during 2018, 2017 or 2016 regarding related party transactions.

30	Contingent liabilities

The Group had no contingent liabilities at 31 December 2018, 31 December 2017 and 31 December 2016.

MIDATECH PHARMA PLC

Notes forming part of the financial statements for the years ended 31 December 2018, 2017 and 2016

31	Ultimate controlling party

The Directors do not consider that there was an ultimate controlling party at 31 December 2018. Following the year end, China Medical Systems Holdings Limited and A&B (HK) Company Ltd (collectively, “CMS”), companies under common control, invested a total of £8m in return for 207,792,206 new ordinary shares, which following admission on 26 February 2019, represents 51% of the issued share capital of the Company (See note 32). Based upon this, CMS is able to exert control over Midatech.

At date of approval of the financial statements, the ultimate controlling party is deemed to Dr Lam Kong by virtue of the control he has over CMS.

32	Post balance sheet event

On 29 January 2019, the Company announced that it had signed a licence agreement with China Medical System Holdings Limited (“CMS”) for the development and commercialisation of the Group's pipeline of products in Greater China and certain South East Asian Countries. Once the Group’s development products are approved in certain territories, including the US or EU, under the terms of this agreement, Midatech intends to manufacture and supply its products to CMS. CMS will be responsible for funding the development and commercialisation of the Group's product in the territories covered by the licence. Subject to certain milestones being achieved, the Company will be eligible to receive regulatory and sales-based milestone payments as well as royalty payments.

The Company also announced that, in parallel with the licence agreement, CMS intended to invest £8m by way of a Subscription for new shares. Under the terms of this Subscription, for each new share issued, CMS would also receive one warrant over one additional share with an exercise price of 50 pence per share.

On 4 February 2019, the Company announced that, following a Placing of “Units” with new and existing institutional investors, a further £4.65m had been raised, before expenses. Each Unit comprises one ordinary share and one warrant on the same terms as the CMS subscription. Following the results of the Placing, the Company launched an Open Offer to existing shareholders to subscribe for Units to raise additional gross proceeds of up to £0.75m.

At a general meeting of the Company’s shareholders held on 26 February 2019, the Subscription, Placing and Open Offer were approved. As a result, the Company raised a total of £13.4m or £12.5m after expenses. Shareholders also voted to approve the Panel Waiver granted by the Takeover Panel in respect of the obligation by CMS (acting with a Concert Party) to make a mandatory general offer pursuant to Rule 9 of the Takeover Code. Following the general meeting, CMS held 51% of the issued share capital of the Company.

Following the general meeting, 348,215,478 new ordinary shares were issued to the subscribers in the Subscription, Placing and Open Offer and the new shares were admitted to AIM on 26 February 2019.

