Form 20-F/A
period 2018-12-31
Midatech Pharma Plc
filed 2019-05-28
CIK 1643918

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

EXPLANATORY NOTE

Midatech Pharma PLC (the “Company”) hereby amends its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (the “Annual Report”) through the filing of this Amendment No. 1 (this “Amendment”) solely for the purpose of re-filing Exhibit 4.17 (the “Exhibit”) in accordance with guidance published by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the filing of redacted material contracts without applying for confidential treatment of the redacted information (the “Staff Guidance”), as provided for in the SEC’s Release No. 33-10618, which became effective on April 2, 2019, and the amendments to Form 20-F provided for therein (the “New CT Rules”). In accordance with the Staff Guidance, the Company has withdrawn its pending confidential treatment application with respect to the Exhibit and is, through the filing of this Amendment, re-filing the Exhibits in accordance with the requirements of the New CT Rules. The footnotes to the index of exhibits included in this Amendment have also been revised to distinguish exhibits that reflect omissions pursuant to confidential treatment orders previously granted by the Staff and omissions made in accordance with the New CT Rules.

Except for the revised Exhibits, this Amendment does not amend, update or restate any other items or sections of the Annual Report and does not reflect any event occurring after the original filing date of the Annual Report.

In connection with the filing of this Amendment, the Company is including certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15(d)-14(a) of the Securities Exchange Act of 1934, as amended.

ITEM 19.	EXHIBITS.

Exhibit Number	Title

1.1	Articles of Association of Midatech Pharma PLC (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.1	Specimen certificate representing ordinary shares of Midatech Pharma PLC (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.2	Form of Deposit Agreement by and among Midatech Pharma PLC, Deutsche Bank Trust Company Americas, as depositary, and all owners and holders from time to time of American Depositary Shares thereunder (incorporated by reference to Exhibit 99A to the Company’s Registration Statement on Form F-6/A (File No. 333-207186), filed with the SEC on October 27, 2015).
2.3	Form of Amendment to Deposit Agreement among Midatech Pharma PLC, Deutsche Bank Trust Company Americas, as depositary, all owners and holders from time to time of American Depositary Shares thereunder (incorporated by reference to Exhibit 99A to the Company’s Registration Statement on Form F-6/A (File No. 333-207186), filed with the SEC on April 8, 2019).
2.4	Form of American Depositary Receipt (included in Exhibit 2.3).
2.5	Form of Warrant Assumption Agreement by and between Midatech Pharma PLC and DARA BioSciences, Inc. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.6	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on May 30, 2014).
2.7	Form of “Phase 2b” Common Stock Purchase Warrant issued to General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 4.1 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 15, 2014).
2.8	Form of “FDA Approval” Common Stock Purchase Warrant issued to General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 4.2 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 15, 2014).
2.9	Warrant Instrument, dated as of February 24, 2017, constituting warrants to subscribe for Ordinary Shares in Midatech Pharma PLC (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 24, 2018).
2.10	Warrant Instrument, dated as of January 29, 2019, constituting warrants to subscribe for ordinary shares in Midatech Pharma PLC (incorporated by reference to Exhibit 2.10 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.1#	Midatech Pharma PLC 2016 United States Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-214969), filed with the SEC on December 8, 2016).
4.2#	Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.3#	Form of Option Agreement (included in Exhibit 4.2).
4.4	Form of Warrant Exchange Agreement dated as of November 28, 2014, by and between Midatech Pharma PLC and certain warrantholders of Midatech Limited (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.5	Nominated Advisor and Broker Agreement, dated as of December 2, 2014, by and between Midatech Pharma PLC and Panmure Gordon (UK) Limited (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.6	Patent and Know-How Agreement, dated June 21, 2002, as amended on October 14, 2004, by and between Consejo Superior de Investigaciones Cientificas and Midatech Limited (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.7	Consortium Agreement, dated as of June 25, 2012, by and among Midatech Limited, Cardiff University, Inserm-Transfert SA, Nanopass Technologies Ltd., Leiden University Medical Center, Kings College London, Institut National de la Sante et de la Recherche Medicale, Marseille and Linkopings University (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.8#	Consultancy Agreement, dated as of April 15, 2014, by and between Midatech Limited and Chesyl Pharma Limited (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.9#	Service Agreement date as of June 1, 2018, by and between Midatech Pharma PLC and Craig Cook (incorporated by reference to Exhibit 4.9 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.10#	Service Agreement dated as of December 3, 2014, by and between Midatech Pharma PLC and Nicholas Robbins-Cherry (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.11#†	Settlement Agreement, dated as of March 14, 2018, by and between the Company and Dr. James Phillips (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 24, 2018).
4.12#	Appointment Agreement, dated as of April 15, 2014, by and between Midatech Limited and Rolf Stahel (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.13#	Revised Appointment Agreement, dated as of December 2, 2014, by and between Midatech Pharma PLC and Rolf Stahel (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.14#	Form of Appointment Letter between Midatech Pharma PLC and certain directors of Midatech Pharma PLC (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.15#	Deed of Indemnity dated August 5, 2015 (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.16†	License Agreement, dated as of June 6, 2017, by and between Novartis Pharma AG and Midatech Limited (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 19, 2017).
4.17††*	License, Collaboration and Distribution Agreement, dated as of January 29, 2019, by and between Midatech Pharma PLC, CMS Bridging Limited, CMS Medical Hong Kong Limited and China Medical System Holdings Limited.
4.18	Relationship Agreement, dated January 29, 2019, by and among the Company, certain CMS Concert Party Members and Panmure Gordon (UK) Limited (incorporated by reference to Exhibit 4.18 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.19	Subscription Letter, dated January 29, 2019, between the Company and A&B (HK) Company Limited (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.20	Subscription Letter, dated January 29, 2019, between the Company and CMS Medical Venture Investment (HK) Limited (incorporated by reference to Exhibit 4.20 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.21	Form of Lock-in Agreement, by and among the Company, Panmure Gordon (UK) Limited and certain parties thereto (incorporated by reference to Exhibit 4.21 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.22	Credit, Guaranty and Security Agreement, dated as of December 29, 2017 by and among MidCap Financial Trust, as administrative agent, the Lenders listed therein, the Company, DARA Therapeutics, Inc., Midatech Pharma US Inc., Midatech Pharma (Wales) Limited and Midatech Limited (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 24, 2018).
4.23#	The Midatech Pharma Share Incentive Plan (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 24, 2018).
4.24	Stock Purchase Agreement, dated as of September 26, 2018, by and among the Company, Midatech Pharma US Inc. and Kanwa Holdings, LP (incorporated by reference to Exhibit 2.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 27, 2018).

4.25	Transition Services Agreement, dated as of September 26, 2018, by and between the Company, Midatech Pharma US Inc. and Kanwa Holdings, LP (incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 8, 2018).
8.1	Subsidiaries of Midatech Pharma PLC (incorporated by reference to Exhibit 8.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
12.1*	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 13.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
15.1	Consent of BDO LLP, independent registered public accounting firm (incorporated by reference to Exhibit 15.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).

* Filed herewith.

# Management contract or compensatory plan or arrangement.

† Confidential treatment has been granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

††Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to Midatech Pharma PLC if publicly disclosed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIDATECH PHARMA PLC
(Registrant)

By:	/s/ Nick Robbins-Cherry
Name:	Nick Robbins-Cherry
Title:	Chief Financial Officer

Date: May 28, 2019

