Form 20-F
period 2019-12-31
Midatech Pharma Plc
filed 2020-06-15
CIK 1643918

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

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

Stephen Stamp, Chief Executive Officer

Oddfellows House

19 Newport Road

Cardiff, CF24 0AA

United Kingdom

Tel: +44 1235 888 300

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, nominal value 0.1p each

American Depositary Shares, each representing five ordinary shares	MTP	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

____________________________________________________________

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019 was: 23,464,981 Ordinary Shares

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

2

GENERAL INFORMATION

Midatech Pharma PLC is a public limited company organized under the laws of England and Wales under registered number 09216368. In this annual report, references to “we,” “us,” “our,” “the Group,” “Company,” “company” or “Midatech” means Midatech Pharma PLC and our consolidated subsidiaries.

On December 4, 2015, we acquired DARA BioSciences, Inc., or DARA, through a merger transaction, or the Merger. Immediately following the closing of the Merger, DARA became our wholly owned subsidiary and changed its named to “Midatech Pharma US Inc.”, or Midatech US. Effective as of November 1, 2018, Midatech US was sold to Kanwa Holdings, LP, an affiliate of Barings LLC. Where this Annual Report on Form 20-F (i) provides information for dates prior to December 4, 2015, such information does not include the historical information of DARA, and (ii) references Midatech US, it is referencing the former DARA entity from December 4, 2015 through October 31, 2018.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as of December 31, 2019, 2018 and 2017 and for the years ended December 31, 2019, 2018 and 2017 have been derived from our consolidated financial statements, as presented at the end of this annual report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We prepare our consolidated financial statements in British pounds sterling. Except as otherwise stated, all monetary amounts in this annual report are presented in British pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all British pounds sterling amounts as of and for the year ended December 31, 2019 have been translated into United States dollars at the rate as of December 31, 2019, of £1.00 to $1.3269, based on noon buying rates published by the Federal Reserve Bank of New York for the British pound sterling on such date. These translations should not be considered representations that any such amounts have been, could have been or could be converted into United States dollars at that or any other exchange rate as of that or any other date.

In this annual report, unless otherwise specified or the context otherwise requires:

•	“$” and “U.S. dollar” each refer to the United States dollar (or units thereof); and

•	“£,” “pence” and “p” each refer to the British pound sterling (or units thereof).

References to a particular “fiscal” year are to our fiscal year ended December 31 of such year. References to years not specified as being fiscal years are to calendar years.

On March 3, 2020, following shareholder approval, we effected a one-for-20 reverse split of our ordinary shares, nominal value 0.1p per share, or Ordinary Shares, and our Ordinary Shares began trading on AIM, a market operated by the London Stock Exchange plc, or AIM, on a split-adjusted basis as of such date. No fractional shares were issued in connection with the reverse stock split. As a result of the reverse stock split, the number of issued and outstanding Ordinary Shares was reduced to 23,494,981 shares as of March 3, 2020.

Concurrently with the reverse split, and in an effort to bring our Depositary Share price into compliance with The NASDAQ Stock Market LLC’s, or NASDAQ, minimum bid price per share requirement, on March 3, 2020 we effected a ratio change in the number of Ordinary Shares represented by our American depositary shares, or Depositary Shares, from 20 Ordinary Shares per Depositary Share to five Ordinary Shares per Depositary Share, reducing the number of outstanding Depositary Shares, as of the close of business on March 3, 2020 to 988,656.

The change in the number of shares resulting from the reverse stock split and change in the number of Depositary Shares resulting from the change in ratio has been applied retroactively to all share and per share amounts presented in this annual report, to the extent applicable.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking information about the Company that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this annual report or may be incorporated into this annual report by reference to other documents. Our representatives may also make forward-looking statements. Forward-looking statements are statements that are not historical facts. Words such as “expect,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” “can,” “likely,” “could” and similar expressions are intended to identify forward-looking statements. Forward-looking statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our intellectual property position, research and development projects, results of operations, cash needs, capital expenditures, financial condition, liquidity, prospects, growth and strategies, regulatory approvals and clearances, the markets and industry in which we operate and the trends and competition that may affect the markets, industry or us.

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to risks related to:

•	our requirement for additional financing and our ability to continue as a going concern;

•	our estimates regarding losses, expenses, future revenues, and capital requirements;

•	the results of our strategic review;

•	our ability to successfully develop, test, and partner with a licensee to manufacture or commercialize products for conditions using our technology platforms;

•	the successful commercialization and manufacturing of our any future product candidate we may commercialize or license;

•	the outcome of our remediation plan and approach to the material weaknesses in internal control over financial reporting;

•	our indemnity obligations;

•	the success and timing of preclinical studies and clinical trials, if any;

•	shifts in our business and commercial strategy;

•	the filing and timing of regulatory filings, including Investigational New Drug applications, with respect to any of our products and the receipt of any regulatory approvals;

•	the anticipated medical benefits of our products;

•	the difficulties in obtaining and maintaining regulatory approval of our product candidates, and the labeling under any approval we may obtain;

•	the success and timing of the potential commercial development of our product candidates and any product candidates we may acquire in the future;

•	our plans and ability to develop and commercialize our product candidates and any product candidates we may acquire in the future;

•	the ability to manufacture products in our own facilities;

•	the rate and degree of market acceptance of any of our product candidates;

•	the successful development of our commercialization capabilities, including our internal sales and marketing capabilities;

•	obtaining and maintaining intellectual property protection for our product candidates and our proprietary technology;

•	the success of competing therapies and products that are or become available;

•	the success of any future acquisitions;

•	cybersecurity and other cyber incidents;

•	industry trends;

•	the impact of government laws and regulations;

•	regulatory, economic and political developments in the United Kingdom, the European Union, the United States and other foreign countries, including any impact from the United Kingdom leaving the European Union;

•	the difficulties doing business internationally, including any risks related to the novel strain of coronavirus, COVID-19;

•	the ownership of our Ordinary Shares and Depositary Shares;

•	our ability to continue to meet the listing criteria required to remain listed on the NASDAQ Capital Market;

•	the status of our ongoing leadership transition and our failure to recruit or retain key scientific or management personnel or to retain our senior management;

•	the impact and costs and expenses of any litigation we may be subject to now or in the future;

•	the performance of third parties, including joint venture partners, our collaborators, third-party suppliers and parties to our licensing agreements; and

•	other risks and uncertainties, including those described in “Risk Factors” in this annual report.

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

DARA BioSciences, Inc.

On December 4, 2015, we acquired DARA and subsequently changed its name to Midatech US. Our financial and operating data for fiscal 2015, set forth in our consolidated financial statements for the year ended December 31, 2015 and referenced in our consolidated financial statements for the years ended December 31, 2016 and 2017, was not adjusted to reflect the full year effect of our acquisition of DARA, whereas statement of financial position data and subsequent periods include contributions from Midatech US through December 31, 2017. We sold Midatech US effective November 1, 2018 and under IFRS 5, the results of Midatech US have been represented as loss from discontinued operations for fiscal 2018 and for all comparative prior periods shown elsewhere in this annual report.

Selected Financial Data

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union. The following table sets forth certain of our consolidated financial data as of the dates and for the periods indicated. Our historical results are not necessarily indicative of the results that may be expected in the future. The selected historical financial data presented below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements and the related notes thereto, which are included elsewhere in this annual report. The selected historical financial information in this section is not intended to replace our financial statements and the related notes thereto.

Selected Financial Data

(£ in thousands, except share and per share data)	As of and for the Year Ended December 31,
	2019		2018		2017		2016		2015

Consolidated Statement of Comprehensive Income Data:
Revenue	312		149		149		776		273
Loss from operations	(11,318)		(11,815)		(13,276)		(9,652)		(12,614)
Loss before tax	(10,923)		(12,400)		(12,970)		(8,388)		(10,928)
Loss from continuing operations	(9,138)		(10,368)		(11,705)		(6,161)		(9,887)
Loss from discontinued operations, net of tax	(947)		(4,662)		(4,359)		(14,001)		(211)
Loss for the year attributable to the owners of the parent	(10,085)		(15,030)		(16,064)		(20,162)		(10,099)
Total other comprehensive (loss) income, net of tax	(207)		(2,686)		(1,233)		3,228		399
Total comprehensive loss attributable to the owners of the parent	(10,292)		(17,716)		(17,297)		(16,934)		(9,700)
Loss Per Share Data:
Basic and diluted loss per ordinary share—pence -continuing operations	(50	)p	(339	)p	(456	)p	(342	)p	(700	)p
Basic and diluted loss per ordinary share—pence -discontinued operations	(5	)p	(153	)p	(170	)p	(776	)p	(15	)p
Cash dividends declared per ordinary share	---		---		---		---		---
Weighted average number of ordinary shares used	18,330,588		3,056,303		2,565,866		1,803,637		1,411,491
Consolidated Statement of Financial Position Data:
Non-Current assets	17,158		14,826		30,641		34,386		43,710
Current assets	13,737		5,618		18,583		22,303		20,331
Cash and cash equivalents	10,928		2,343		13,204		17,608		16,175
Total assets	30,895		20,444		49,224		56,689		64,041
Non-Current liabilities	5,670		1,049		6,185		1,620		8,055
Borrowings, non-current	5,670		884		6,185		1,620		1,508
Current liabilities	5,667		2,471		8,363		9,345		9,099
Total liabilities	11,337		3,520		14,548		10,965		17,154
Total equity	19,558		16,924		34,676		45,724		46,887
Total equity and liabilities	30,895		20,444		49,224		56,689		64,041

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

We are an early-stage biopharmaceutical company. Investment in biopharmaceutical product development is highly speculative because we entail substantial upfront capital expenditures and significant risk that a product candidate will fail in development, will fail to gain regulatory approval or otherwise fail to become commercially viable. We continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred substantial losses since our inception. For the year ended December 31, 2019, we had a net loss of £10.09 million and an accumulated deficit of £99.84 million. For the years ended December 31, 2018 and 2017 we had a net loss of £15.03 million and £16.06 million, respectively.

We expect to continue to incur losses for the foreseeable future, and do not expect these losses to reduce as we continue our development of, and work with any licensing partners to seek regulatory approvals for, our product candidates.

We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenues. If we fail to find licensing partners, if we abandon any development programs, or if any of our licensed product candidates fail in clinical trials or do not gain regulatory approval, or if approved, fail to achieve market acceptance, we may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses and expected future losses have had and will continue to have an adverse effect on our shareholders’ equity and working capital.

We are currently undergoing a strategic review of our operations, which may be a lengthy process and yield uncertain results.

In March 2020, we reviewed the remaining costs necessary to complete the Phase III clinical trial of our product candidate MTD201, as well as the manufacturing scale-up of our MTD201 manufacturing capabilities at our Bilbao, Spain facilities. Given the state of the financial markets, and our current cash runway, we determined we were unlikely to conclude a license transaction or raise sufficient funds to continue the required remaining investment in MTD201 in a timely manner. Due to this, the Board of Directors made the determination to terminate the further in-house development of MTD201 immediately, including closing our Bilbao facilities, and to seek a license partner for MTD201.

On March 31, 2020, we announced that, due to the prevailing conditions in the capital markets and the prospect of raising additional funds and finding a partner for our assets, the Board of Directors initiated a strategic review of our operations. The objective of the review is to identify ways to maximize value for our stakeholders given the significant challenges faced by our business. We have formed a Finance Committee comprised of Mr. Stamp and Rolf Stahel, our Chairman, to review, analyze and make recommendations to the Board of Directors regarding a possible sale of our business or other strategic transactions, and have hired an outside advisor to assist us. Any sale would be subject to certain rules and regulations in the United Kingdom and the United States, and we are currently considered to be in an “offer period” under United Kingdom rules and regulations, which places certain restrictions and obligations on us. This process may be lengthy and there can be no certainty as to its result.

Our requirement for additional financing in the short-term represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern.

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our portfolio. For the year ended December 31, 2019, the Company incurred a consolidated loss from operations of £10.1 million and negative cash flows from operations of £6.5 million. As of December 31, 2019, we had an accumulated deficit of £99.8 million.

Our consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 2019, we had cash and cash equivalents of £10.93 million. In May 2020, we completed an equity offering, raising £3.7 million, net of costs. We believe we currently have enough cash to fund our planned operations into the second quarter of 2021.

Our future viability is dependent on our ability to generate cash from operating activities, to raise additional capital to finance our operations and to successfully obtain regulatory approval to allow marketing of our development products. Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies. For example, due to our current and forecasted cash position, on March 31, 2020, we made the decision to cease self-funded development of certain of our research and development programs, close our Spanish operations and make certain positions redundant in our United Kingdom operations. In connection with our strategic review announced on the same date, we are in the process of seeking to license or assign one or more of our technologies to a partner or, alternatively, to seek a buyer for our Company. Any or all of these transactions may be on unfavorable terms.

We have prepared cash flow forecasts and considered the cash flow requirement for our next five years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned.  This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2019 with respect to this uncertainty.

In addition, the global spread of pandemic novel coronavirus, COVID-19, places increased uncertainty over our forecasts. The restrictions placed and being placed on the movement of people will likely cause delays to some of our plans. The scale of the impact of COVID-19 is evolving and it is difficult to assess to what extent, and for how long, it will cause delays to our operations. We have established a COVID-19 task force internally to monitor the impact of COVID-19 on our business and prioritize activities to minimize its effect.

In addition to utilizing the existing cash reserves, as part of our strategic review, we and our advisors are evaluating a number of near-term funding options potentially available to us, including fundraising, the partnering of assets or technologies or the sale of the Company. After considering the uncertainties, we considered it appropriate to continue to adopt the going concern basis in preparing the financial information.

Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and/or dispose of assets, for which there can be no assurance we will be able to do on a timely basis, on favorable terms or at all.

Our operations are in early-stage development with no sources of recurring revenue and there is no assurance that we will successfully develop and license our product candidates or ever become profitable.

We are at a relatively early stage of our commercial development. To date, we have generated a minimal amount of revenue from our product candidates. Our ability to generate revenue and become and remain profitable depends, in part, on our ability to successfully find a licensing partner for our product candidates, or other product candidates we may in-license or acquire, and have such candidates successfully commercialized. Our current strategy is, once proof-of-concept of our product candidates has been established, to generate revenue via a partner, thereby earning royalty and/or milestone income; however, this is not expected to materialize in the foreseeable future, and there can be no guarantee we will be able to find a licensing partner for our product candidates. Even if our product candidates were to successfully achieve regulatory approval, we do not know when any of the product candidates will generate revenue, if at all. Our ability to generate revenue from our product candidates also depends on a number of additional factors, including our ability, and the ability of any licensing partners, to:

•	successfully complete development activities;

•	complete and submit new drug applications to the European Medicines Agency, or the EMA, the Medicines and Healthcare Products Regulatory Agency in the United Kingdom, or the MHRA, the United States Food and Drug Administration , or the FDA, and any other foreign regulatory authorities, and obtain regulatory approval for products for which there is a commercial market;

•	set a commercially viable price;

•	obtain commercial qualities of the products at acceptable cost levels;

•	develop and maintain a commercial organization capable of sales, marketing and distribution in the markets where the product is to be sold; and

•	obtain adequate reimbursement from third-parties, including government, departments and healthcare payors.

In addition, because of the numerous risks and uncertainties associated with product development, including that our product candidates may not advance through development or achieve the endpoints of applicable clinical trials, we are unable to predict the timing or amount of increased expenses, or when or if we will be able to achieve or maintain profitability. Even if we are able to complete the process described above, we anticipate incurring significant costs.

Even if we are able to generate royalty and/or milestone revenues from the sale of product candidates, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and may be forced to cease or reduce our operations.

There can be no assurance that we will operate profitably, produce a reasonable return, if any, on investment, or remain solvent. If our strategy proves unsuccessful, stockholders could lose all or part of their investment.

If we require or seek to raise additional capital to fund our operations and we fail to obtain necessary financing, we may be unable to complete the development of our product candidates.

We expect to continue to spend substantial amounts of our cash resources going forward in order to advance the development of our product candidates.

Until such time as we can generate a sufficient amount of revenue from the product candidates we license, if ever, we expect that we may finance future cash needs through, among other things, public or private equity or debt offerings. Such offerings may take place in the United Kingdom, the United States or other foreign countries. However, if we are unable to raise capital when needed, or on terms acceptable to us, our business could be significantly harmed. If we raise additional funds through the issuance of debt or additional equity securities, such issuance could result in dilution to our existing shareholders and/or increased fixed payment obligations. Furthermore, these securities may have rights senior to those of our Ordinary Shares and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	any acquisitions and the commercialization of other assets, including licensed assets;

•	the initiation, progress, timing, costs and results of clinical trials for any product candidates we advance to clinical trials;

•	the attainment of milestones and the need to make any royalty payments on any of our product candidates or any other future product candidates, including any product candidates derived from our license with Secura Bio;

•	the number and characteristics of product candidates we in-license or acquire and develop;

•	the outcome, timing and cost of regulatory approvals by the EMA, the MHRA, the FDA and any other comparable foreign regulatory authorities, including the potential for such regulatory authorities to require that we perform more studies, or more costly studies, than those we currently expect;

•	the cost of filing, prosecuting, defending and enforcing any patent claims or other intellectual property rights; and

•	the effect of competing technological and market developments.

If a lack of available capital means that we are unable to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.

We are exposed to political, regulatory, social and economic risk relating to the United Kingdom’s exit from the European Union.

On June 23, 2016, the United Kingdom government held an in-or-out referendum on the United Kingdom’s membership of the European Union in which voters approved the United Kingdom’s exit from the European Union, commonly referred to as “Brexit.” On March 29, 2017, the United Kingdom formally initiated its withdrawal from the European Union by triggering Article 50 of the Treaty of Lisbon. On January 9, 2020, a withdrawal agreement, setting out the terms of the United Kingdom’s withdrawal from the European Union, was approved by the United Kingdom Parliament, and on January 31, 2020, the United Kingdom formally completed its exit from the European Union. However, a transition period is expected to continue until December 31, 2020, by which time the United Kingdom is expected to negotiate a new trade agreement with the European Union, though such an agreement is not guaranteed in that timeframe. It is unknown what terms will emerge from a new trade agreement between the United Kingdom and the European Union, and the exact impact of market risks we face is uncertain. Depending on the terms of such agreement, including whether or not the United Kingdom could lose access to the single European Union market and customs union, there may be an impact on the general and economic conditions in the United Kingdom that could have a material adverse effect on our business, financial condition and results of operations.

From a regulatory perspective, the United Kingdom’s withdrawal from the European Union could bear significant complexity and risks.  A basic requirement of European Union law relating to the grant of a marketing authorization for a medicinal product in the European Union is that the applicant is established in the European Union. Following the withdrawal of the United Kingdom from the European Union on January 31, 2020, marketing authorizations previously granted to applicants established in the United Kingdom may no longer be valid.  Moreover, the scope of a marketing authorization for a medicinal product granted by the European Commission pursuant to the centralized procedure might not, in the future, include the United Kingdom. In these circumstances, an authorization granted by competent United Kingdom authorities would be required to place medicinal products on the United Kingdom market. In addition, the laws and regulations that will apply after the United Kingdom withdraws from the European Union would affect the manufacturing sites that hold a certification issued by the United Kingdom competent authorities, and vice versa.  Our capability to rely on these manufacturing sites for products intended for the European Union market would also depend upon the exact terms of the United Kingdom withdrawal.

Any of these factors could significantly increase the complexity of our activities in the European Union and in the United Kingdom, could depress our economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations and reduce the price of our Ordinary Shares and Depositary Shares.

We and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, and any failure by us to maintain an effective system of internal controls or provide reliable financial and other information in the future, may cause investors to lose confidence in our financial statements and SEC filings and the market price of our securities may be materially and adversely affected.

The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. We are required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosures of any material weaknesses identified by management in its internal control over financial reporting.

A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirement.

In preparing our interim financial statements for the six months ending June 30, 2019, we and our independent registered public accounting firm identified a material weakness in the effectiveness of our internal controls over financial reporting, specifically that we had expensed a deposit in our income statement, as opposed to classifying it as a recoverable financial asset in other receivables during the six months ended June 30, 2019. As previously disclosed, in October 2018, pursuant to the terms of a Stock Purchase Agreement dated September 26, 2018, or Purchase Agreement, by and among the Company, Midatech US and Kanwa Holdings, LP, an affiliate of Barings LLC, we sold our subsidiary, Midatech US to Kanwa Holdings, LP. During the fiscal year ended December 31, 2019, following a request by Midatech US, we paid a deposit of £947,000 in connection with a certain indemnity obligation set forth in the Purchase Agreement.  The deposit was originally expensed in the income statement.  Following a review by our independent registered public accounting firm of the interim financial information for the six months ended June 30, 2019, this deposit was reclassified as a recoverable financial asset in other receivables.

Furthermore, as part of their audit procedures, our independent registered public accounting firm identified the following material weaknesses in our internal control environment:

•	Regarding our IT general controls environment material weaknesses included an absence of new vendor approval, inappropriate access to administration accounts of finance systems, password segregation and access security which were not designed or operating effectively. The lack of appropriate IT general controls could lead to a material misstatement of our financial statements that will not be prevented or detected in a timely manner.

•	Several control deficiencies were identified related to the consolidation and financial reporting close functions including; the adoption of IFRS 16, adjustments required to align the results of foreign subsidiaries prepared under Spanish GAAP to IFRS, the recognition of certain costs not yet incurred that occurred during the process of preparing our financial information during the period that, when considered in aggregate, would be considered a material weakness.

•	The design and operation of our revenue recognition process, in which required policies and procedures either were not designed or were not operating effectively at the period end. While no adjustments to our consolidated financial statements during the course of the audit were required, there were no mitigating controls that would have prevented or detected such a material error should it have occurred.

Although we are instituting remedial measures to address the material weaknesses identified and to continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal control over financial reporting, we cannot assure you that we will not discover additional weaknesses in our internal control over financial reporting. Any such additional weaknesses or failure to adequately remediate any existing weakness could materially and adversely affect our financial condition and results of operations, as well as our ability to accurately report our financial condition and results of operations in a timely and reliable manner.

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

We have recognized material intangible asset impairment losses in the past and may be required to recognize additional non-cash impairment losses in the future.

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

These charges discussed above and any future impairment charges could materially increase our expenses and reduce our profitability. The process of testing goodwill and intangible assets for impairment involves numerous judgments, assumptions and estimates made by our management including expected future profitability, cash flows and the fair values of assets and liabilities, which inherently reflect a high degree of uncertainty and may be affected by significant variability. If the business climate deteriorates, including the markets in which certain of our product candidates may be sold, then actual results may not be consistent with these judgments, assumptions and estimates, and our goodwill and intangible assets may become impaired in future periods. This would in turn have an adverse impact on our financial position and results of operations.

Further, our decision in March 2020 to terminate the continued in-house development of MTD201 could, if we are unable to realize one or any of our strategic alternatives with respect to this asset, result in impairment charges in our financial statements for the fiscal year ending December 31, 2020. These could include an impairment charge of £9.30 million in respect of the Q-Sphera in process research and development intangible asset and £2.29 million in respect of goodwill which arose from the acquisition of Q Chip Limited in December 2014.

In connection with our sale of Midatech US, we may be subject to significant indemnity obligations.

In connection with our sale of Midatech US to Kanwa Holdings, LP, and pursuant to the terms of Purchase Agreement, we agreed to indemnify Kanwa Holdings, LP from certain breaches of representations and warranties, taxes and other matters, including, but not limited to, any liability related to any prescription drug user fee amounts owed under the Prescription Drug Fee User Act, or PDUFA, to the FDA by Midatech US for the U.S. government’s fiscal year ended September 30, 2018. While Midatech US and the Company have sought a waiver for such PDUFA user fee, during the fiscal year ended December 31, 2019, following a request by Midatech US, and in connection with the indemnity obligations in the Purchase Agreement, we paid a deposit of £947,000 with respect to such fee. If the waiver is not granted, Midatech US will be entitled to keep the deposit. To the extent any other indemnity obligation is not capped in amount, we may not have sufficient cash flow to make such further indemnity payment. Further, we cannot predict the nature of and amount of all indemnity or other obligations we have to Kanwa Holdings, LP. Such payments may be costly and may materially adversely affect our financial condition and results of operations.

Risks Related to Our Business and Industry

We are in receipt of letter purporting to terminate our license agreement related to panobinostat, the active pharmaceutical ingredient in our MTX110 product. If we are unsuccessful in challenging this termination, our business, financial condition and results of operations could be materially adversely affected.

On June 8, 2020, we received a letter sent on behalf of Secura Bio. Inc., or Secura Bio, dated June 1, 2020, purporting to terminate a License Agreement, executed on or about June 6, 2017, or the License Agreement, by and between Midatech Limited and Novartis AG, or Novartis, which Novartis subsequently transferred to Secura Bio, or the Secura License Agreement. Pursuant to the Secura License Agreement, Midatech Limited was granted a worldwide, sublicenseable license to certain patents of panobinostat, the active pharmaceutical ingredient of Midatech’s development product MTX110. Midatech Limited’s rights are limited to the treatment of brain cancer in humans, administered by convection-enhanced delivery. We view MTX110 as an important asset and currently have three ongoing clinical trials for MTX110 and intend to fund further our clinical program of MTX110 out of proceeds raised in our May 2020 fundraising.

We plan to continue to pursue development of MTX110 and the strategic review process previously disclosed. We are also reviewing with our outside counsel remedies we may have if Secura Bio does not withdraw the notice and otherwise cease to interfere with our ongoing business and strategic review process, which we have formally requested. We are evaluating available actions to protect our rights under the Secura License Agreement and our assets. Notwithstanding the foregoing, if Secura Bio does not withdraw its notice, the uncertainty and diversion of time and resources associated could have a material adverse effect on our business, financial condition and prospects, and we cannot assure you that we would be successful in resolving such dispute.

Our future success is dependent on product development and the ability to successfully license our product candidates to partners who can seek regulatory approval and commercialization of our product candidates.

We continue to conduct research and development for our product candidates and, to a lesser extent, clinical trials for certain of our product candiates; however there can be no assurance that any of our targeted developments will be successful. We must develop functional products that address specific market needs. We must therefore engage in new development activities, which may not produce innovative, commercially viable results in a timely manner or at all. In addition, we may not be able to develop new technologies or identify specific market needs that are addressable by our technologies, or technologies available to us. We may encounter delays and incur additional development and production costs and expenses, over and above those expected, in order to develop technologies and products suitable for licensing. If any of our development programs are curtailed, this may have a material adverse effect on our business and financial conditions.

Our business is dependent on our ability to complete the development of product candidates, and license our product candidates to partners who will seek to obtain regulatory approval for and commercialize our product candidates in a timely manner. Any licensing partner cannot commercialize a product without first obtaining regulatory approval from the appropriate regulatory authorities in a country. Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, it must be demonstrated with substantial evidence gathered in preclinical and well-controlled clinical studies that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. The process of developing, obtaining regulatory approval for and commercializing product candidates is long, complex and costly. Even if a product candidate were to successfully obtain approval from the EMA, the MHRA, the FDA and/or comparable foreign regulatory authorities, any approval might contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If our product candidates are unable to obtain regulatory approval in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of any other product candidate. Furthermore, even if a product candidate obtains approval from the regulatory authorities, it is likely that, in order to obtain royalty and/or milestone revenue from any of our licensing partners, our licensing partners may need to expand their commercial operations, establish commercially viable pricing and obtain approval for adequate reimbursement from third parties and government departments and healthcare payors for such products. If our product candidates are unable to successfully be commercialized, we may not be able to earn sufficient revenues to continue our business.

Clinical drug development involves a risky, lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of any preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials, even after seeing promising results in earlier clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry, including many with greater resources and experience than us, have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. For example, in May 2016, we announced that the results of our Phase II dosing study of our transbuccal insulin delivery system, which delivered insulin through the mouth, were unfavorable compared to the traditional sub-cutaneous, or through the skin, insulin delivery system. Any future clinical trial results for our other product candidates and programs may also be unsuccessful.

In 2018, we embarked on first-in-human clinical trial program for our MTD201 and MTX110 products, with MTD201 completing our Phase I study in the third quarter of 2018, with an additional Phase I study completed in the third quarter of 2019. The MTX110 Phase I clinical study is expected to be completed in mid-2020, although recruitment of the final patient may be delayed by COVID-19. In connection with the termination of our MTD201 program, we have determined not to conduct additional clinical trials in humans, other than clinical trials for which funding is provided by third parties or via grants. We expect our licensing partners will be responsible for any future clinical trials. We and any of our licensing partners may experience delays in ongoing or future clinical trials and we do not know whether planned clinical trials will begin or enroll subjects on time, need to be redesigned or be completed on schedule, if at all. Clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

•	restrictions related to COVID-19;

•	delay or failure in reaching agreement with the applicable regulatory authorities on a trial design;

•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical study;

•	delay or failure in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial providers and sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delay or failure in obtaining institutional review board, or IRB, or the approval of other reviewing entities, including foreign regulatory authorities, to conduct a clinical trial at each site;

•	failure to recruit, or subsequent withdrawal of, clinical trial sites from clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

•	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

•	delay or failure in having subjects complete a trial or return for post-treatment follow-up;

•	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

•	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication;

•	failure of third party clinical trial managers or clinical sites to satisfy contractual duties or meet expected deadlines;

•	failure to receive the recommendation of health technology assessment bodies such as the U.S. Agency for Healthcare Research and Quality, and other relevant international bodies or agencies responsible for pricing and utilization determinations;

•	delay or failure in adding new clinical trial sites;

•	ambiguous or negative interim results, or results that are inconsistent with earlier results;

•	feedback from the EMA, the MHRA, the FDA, the IRB, data safety monitoring boards, or other regulatory authority, or results from earlier stage or concurrent preclinical and clinical studies, which might require modification to the protocol for a given study;

•	decisions by the EMA, the MHRA, the FDA, the IRB, other regulatory authorities, or us, or recommendation by a data safety monitoring board or other regulatory authority, to suspend or terminate a clinical trial at any time for safety issues or for any other reason;

•	unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects;

•	failure to demonstrate a benefit from using a drug over existing marketed products;

•	manufacturing issues, including problems with manufacturing or obtaining from third parties sufficient quantities of raw materials, active pharmaceutical ingredients, or API, or product candidates for use in clinical trials; and

•	changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

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

If we experience delays in the completion of, or termination of, any ongoing or future clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing clinical trials may slow down our product candidate development and approval process and jeopardize the ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

The regulatory approval processes in the United States and Europe are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business may be substantially harmed.

The time required to obtain approval for a product candidate by the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities is unpredictable, but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. It is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval from the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities for many reasons, including:

•	disagreement with the design or implementation of the clinical trials;

•	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

•	failure of clinical trial results to meet the level of statistical significance required for approval;

•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	disagreement with our interpretation of data from preclinical studies or clinical trials;

•	the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a new drug application or other submission or to obtain regulatory approval;

•	disapproval of the manufacturing processes or facilities of third party manufacturers with whom we or any licensing partner contracts with for clinical and commercial supplies; or

•	changes in approval policies or regulations that render the preclinical and clinical data insufficient for approval.

In addition, the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and any commercialization plans, or we or any licensing partner may decide to abandon the development program. If approval were to be obtained, regulatory authorities may approve any of our product candidates for fewer or more limited indications than is requested, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In addition, if our product candidate produces undesirable side effects or safety issues, the regulatory authorities (the FDA, MHRA, EMA or a comparable foreign regulatory authority) may require the establishment of Risk Evaluation and Mitigation Strategy, or REMS, which may, for instance, restrict distribution of the products and impose burdensome implementation requirements on us or any licensing partner. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval and limit the commercial profile of an approved label, and such side effects or other properties could result in significant negative consequences following any marketing approval of any of our product candidates.

Undesirable side effects caused by any of our product candidates could cause us, our licensing partner, if any, or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the EMA, the MHRA, the FDA or other comparable foreign regulatory authority. Results of the clincial trials could reveal a high and unacceptable severity and prevalence of side effects or risks associated with a product candidate’s use. In such an event, our trials could be suspended or terminated and the regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Additionally, if undesirable side effects of our products are identified following marketing approval, a number of potentially significant negative consequences could result, including:

•	marketing of such product may be suspended;

•	a product recall or product withdrawal;

•	regulatory authorities may withdraw approvals of such product or may require additional warnings on the label;

•	the requirement to develop a REMS for each product or, if a strategy is already in place, to incorporate additional requirements under the REMS, or to develop a similar strategy as required by a comparable foreign regulatory authority;

•	the requirement to conduct additional post-market studies; and

•	being sued and held liable for harm caused to subjects or patients.

Consequently, our reputation and business operations may suffer.

Any of these events could prevent the achievement or maintaining of market acceptance of the particular product or product candidate, if approved, and could significantly harm our business, results of operations and prospects.

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

In addition, manufacturers of drug and biological products and their facilities are subject to continual review and periodic inspections by the EMA, the MHRA, the FDA and other governmental regulatory authorities for compliance with current good manufacturing practices, or cGMP, regulations. If a previously unknown problem with a product, such as adverse events of unanticipated severity or frequency, or a problem with the facility where the product is manufactured is discovered, a regulatory agency may impose restrictions on that product, the manufacturing facility or the party commercializing the product, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	mandate modifications to, or the withdrawal of, marketing and promotional materials or require corrective information to be provided to healthcare practitioners;

•	require the violating party to enter into a consent decree, which can include the imposition of various fines, reimbursements of inspection costs, required due dates for specific actions and penalties for noncompliance;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	suspend, vary or withdraw regulatory approval;

•	suspend any ongoing clinical studies;

•	refuse to approve pending applications or supplements to applications filed by us or any licensing partner;

•	suspend or impose restrictions on operations, the products, manufacturing or ourselves;

•	require a change to the product labeling; or

•	seize or detain products, refuse to permit the import or export of products or require a product recall.

The occurrence of any of these events or penalties described above may inhibit our ability to generate revenue from product candidates that are commercialized by any of our licensing partners.

We expect to seek to establish agreements with potential licensing partners and collaborators and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our current commercialization strategy is to deploy our proprietary drug delivery technologies to formulate a compelling portfolio of novel first-in-class sustained release formulations of products with significant commercial potential for licensing to pharmaceutical company partners at proof-of-concept stage, which would potentially result in revenue generation from product royalty and/or milestone deals. We expect to seek to work with licensing or collaboration partners for the development and commercialization of one or more of our product candidates. For example, in January 2019, we entered into that certain Licensing, Collaboration and Distribution Agreement, or the CMS License Agreement, with China Medical Systems Holdings Limited, or CMS, as guarantor, and two of its wholly owned subsidiaries, CMS Bridging Limited, or CMS Bridging, and CMS Medical Hong Kong Limited, or CMS Medical HK, each a CMS Party, pursuant to which, among other things, we agreed to license certain of our products to the CMS Parties in exchange for, among other things, royalty revenue. Likely future collaborators may include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies.

We face significant competition in seeking appropriate licensing or collaboration partners. Whether we reach a definitive agreement will depend, among other things, upon our assessment of the partner’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed partner’s evaluation of a number of factors. Those factors may include the potential differentiation of our product candidate from competing product candidates, design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities and the regulatory pathway for any such approval, the potential market for the product candidate, the costs and complexities of manufacturing and delivering the product to patients and the potential of competing products. The partner may also consider alternative product candidates or technologies for similar indications that may be available for collaboration and whether such collaboration could be more attractive than the one with us for our product candidate.

These agreements are complex and time consuming to negotiate and document. Further, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future licensing and collaboration partners.

We may not be able to negotiate agreements with these potential partners on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs.

If we enter into agreements with a licensing or collaboration partner for the development and commercialization of our product candidates, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations.

Some of our revenues are currently derived from licensing or collaboration agreements with other biopharmaceutical companies, research institutes and universities, and we expect a material amount of our revenue in the future will be derived from these and similar agreement. We may enter into additional agreements with a licensing or collaboration partner for the development and commercialization of certain of our product candidates. If we enter into such agreements, we will have limited control over the amount and timing of resources that our partners will dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on any future licensing partners’ ability to successfully perform the functions assigned to them in these arrangements. In addition, any future licensing or collaboration partner may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

Agreements involving our product candidates pose a number of risks, including:

•	partners have significant discretion in determining the efforts and resources that they will apply to these matters;

•	partners may not perform their obligations as expected;

•	partners may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the their strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•	partners may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	a partner with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•	disagreements with partners, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•	partners may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	partners may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•	agreements may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If any future partners of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

The commercial success of any of our product candidates is not guaranteed.

There can be no assurance that any of our product candidates currently in development will be successfully developed into any commercially viable product or products and/or be manufactured in commercial quantities at an acceptable cost or be marketed successfully and profitably. If we, or our partners, encounter delays at any stage, and fail successfully to address such delays, it may have a material adverse effect on our business, financial condition and prospects. In addition, our success will depend on the market’s acceptance of these products and there can be no guarantee that this acceptance will be forthcoming or that our technologies will succeed as an alternative to competing products. If a market fails to develop or develops more slowly than anticipated, we may be unable to recover the costs we may have incurred in the development of particular products and may never achieve profitable royalty or licensing revenues from that product.

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

There are a number of pharmaceutical and biotechnology companies that currently market and sell products or are pursuing development of products similar to our technology and product candidates. With respect to our product candidates, from a technology perspective, we believe other companies using gold nanoparticle technologies include CytImmune Sciences, Inc., and Nanospectra Biosciences, Inc. We believe other companies in the sustained release space include GP Pharm, S.A., Peptron, Inc., Graybug, Inc. and Nanomi B.V. In addition, Teva Pharmaceutical Industries Limited, Pharmathen S.A., Dr. Reddy’s Laboratories Limited and Mylan N.V. are all believed to be developing a sustained release octreotide injection.

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

As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than we are able to or may obtain patent protection of other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop products that are more effective, more widely used and less costly than our own product candidates, and may be more successful in commercializing their products.

We anticipate that we will face increased competition in the future as new companies enter our markets and alternative products and technologies become available. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, management and commercial personnel, as well as in acquiring technologies complementary to, or necessary for, our programs.

Any product candidate that may be commercialized may become subject to unfavorable pricing regulation, third party regulation, third party reimbursement practices or healthcare reform initiatives, as well as social and political pricing pressures, which could harm our business.

The ability to market and commercialize any products successfully will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Our future revenues and profitability will be adversely affected if these third-party payors do not sufficiently cover and reimburse the cost of these products and related procedures or services. If these entities do not provide sufficient coverage and reimbursement for any drug products that is marketed, these products may be too costly for general use, and physicians may prescribe them less frequently.

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

Also, the trend toward managed health care in the United States, as well as the implementation of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the Affordable Care Act, and the concurrent growth of organizations such as managed care organizations, accountable care organizations and integrated delivery networks, may result in increased pricing pressures for pharmaceutical products, including any products that may be offered by us in the future. Moreover, legislative and regulatory changes to the Affordable Care Act, including possible repeal, remain possible under the Trump Administration. Certain changes, such as the removal of the Affordable Care Act’s individual health insurance mandate, have already been made by the U.S. Congress via enactment of the Tax Cuts and Jobs Act of 2017, or the Tax Cuts Act, and the long-term effects of such legislative changes to the Affordable Care Act are unknown. In addition, third-party payors, in an effort to control costs, are increasingly making patients responsible for a higher percentage of the total cost of drugs in the outpatient setting. This can lower the demand for our products if the increased patient cost sharing obligations are more than they can afford. Individual states’ responses to ongoing financial pressures could also result in measures designed to limit reimbursement, restrict access, or impose broader or deeper discounts on branded pharmaceutical products utilized for Medicaid patients. We are unable to predict what changes in legislation or regulation relating to the health care industry or third-party coverage and reimbursement, including possible repeal of the Affordable Care Act, may be enacted in the future or what effect such legislation or regulation would have on our business.

There may be significant delays in obtaining coverage and reimbursement for any drug for which approval is obtained, and coverage may be more limited than the purposes for which the drug is approved by the EMA, the MHRA, the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacturing, selling and distribution costs.

In addition, there may be downward pricing pressure on the price of any commercialized product candidate due to social or political pressure to lower the cost of drugs, which could reduce our revenue and future profitability. Recent events have resulted in increased public and governmental scrutiny of the cost of drugs. In particular, U.S. federal prosecutors have issued subpoenas to pharmaceutical companies seeking information about drug pricing practices. The U.S. Senate has, in the past, publicly investigated a number of pharmaceutical companies relating to drug-price increases and pricing practices. Our revenue and future profitability could be negatively affected if these inquiries were to result in legislative or regulatory proposals that limit the ability to increase the prices of the products sold. Pressure from social activist groups and future government regulations may also put downward pressure on the price of drugs, which could result in downward pressure on the prices of any product candidates we may commercialize in the future.

Currently enacted and future legislation in the United Kingdom, United States and other foreign jurisdictions may increase the difficulty and cost to obtain marketing approval of and commercialize our product candidates and affect the prices that may be charged.

In the United Kingdom, United States and other foreign jurisdictions, legislative and regulatory changes and proposed changes regarding the healthcare system could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect the ability to profitably sell any product candidates for which marketing approval is obtained.

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

In March 2010, President Obama signed into law the Affordable Care Act. This law substantially changes the way healthcare is financed by both governmental and private insurers in the United States, and significantly impacts the pharmaceutical industry.  The Affordable Care Act is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms.  The Affordable Care Act expanded manufacturers’ rebate liability under the Medicaid program from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well; increased the minimum Medicaid rebate due for most innovator drugs in general from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP; and capped the total rebate amount for innovator drugs at 100% of AMP.  The Affordable Care Act and subsequent legislation also changed the definition of AMP.  The Affordable Care Act requires pharmaceutical manufacturers of branded prescription drugs to pay a branded prescription drug fee to the federal government.  Each such manufacturer pays a prorated share of the branded prescription drug fee of $2.8 billion in 2019, based on the dollar value of its branded prescription drug sales to certain federal programs identified in the law.  Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with healthcare practitioners if our product candidates are not approved and marketed in the United States.  The Affordable Care Act also expanded the 340B program to include additional types of covered entities.  Final Centers for Medicare regulations to implement the changes to the Medicaid drug rebate program under the Affordable Care Act became effective on April 1, 2016.  If not repealed or amended, it is likely that the Affordable Care Act will continue the pressure on pharmaceutical pricing, especially under the Medicare and Medicaid programs, and may also increase our regulatory burdens and operating costs.

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

As previously noted, in December 2017, the Tax Cuts Act repealed the Affordable Care Act’s penalties against individuals for failure to purchase health insurance, commonly known as the individual mandate, effective January 1, 2019. The repeal of the individual mandate will likely cause fewer Americans to be insured in the future, as compared with the prior version of the law. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain Affordable Care Act-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”  Congress could consider other legislation to repeal or replace certain elements of the Affordable Care Act. We ultimately cannot predict with any assurance the ultimate long-term effect of changes to the Affordable Care Act on us, nor can we provide any assurance that recent or future changes to the Affordable Care Act provisions will not have an adverse effect on our business, financial condition, results of operations, cash flows and the trading price of our Ordinary Shares or Depositary Shares, as well as anticipated revenue from product candidates that may be successfully developed and for which marketing approval is obtained. The scope of potential future legislation to further amend the Affordable Care Act provisions is highly uncertain in many respects, as is the effect of such future legislation on our business and prospects. It is possible that some of the Affordable Care Act provisions that generally are not favorable for the research-based pharmaceutical industry could also be repealed along with Affordable Care Act coverage expansion provisions.

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

In the United Kingdom, the regulation of medicinal products derives from European Union legislation, particularly Directive 2001/83/EC on the European Community code relating to medicinal products for human use, and Regulation (EC) 726/2004 on the authorization and supervision of medicinal products and establishing the EMA. This legislation has been adopted in the United Kingdom by the Human Medicines Regulations 2012 (SI 2012/1916) and applied through the MHRA, which is the executive agency of the Department of Health implementing pharmaceutical legislation in the United Kingdom.  Accordingly, upon expiry of the transition period following the withdrawal of the United Kingdom from the European Union, the terms of any agreement relating to medicinal products negotiated between the United Kingdom and the European Union which may come into force at the end of the transition period, or the laws which would apply if the United Kingdom leaves the European Union without such an agreement, may result in the alteration of such regulations.

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

In many European Union member states and signatories, a separate cost/benefit analysis may be required or requested (not a legal requirement) in order for prescribed products to be reimbursed. In the United Kingdom, most new medicines undergo an assessment by the United Kingdom National Institute for Health and Care Excellence, or the NICE, which will issue guidance on if and how to use the product in the National Health Service, or the NHS, in England and Wales. This decision is largely based on the opinion of NICE regarding clinical effectiveness and cost effectiveness relative to alternative therapies. NICE appraisals follow a comprehensive and inclusive process including consultations with and contributions from stakeholders. Clinicians are expected to take NICE’s guidance into account when making prescribing decisions. Where NICE issues a positive recommendation, NHS bodies are required to make funding available to cover the cost of the product as a treatment option, consistent with NICE’s guidance. In contrast, products which are not recommended by NICE are generally not funded on a routine basis.

We cannot be sure whether additional legislative changes will be enacted, or whether the FDA or other jurisdictional regulations, guidance or interpretations will be changed, or what the impact of such changes (or in some instances, current regulations, guidance or interpretations) on the marketing approvals of our product candidates, if any, may be.

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

Our success and ability to compete effectively are in large part dependent upon exploitation of proprietary technologies and products that we have developed internally or have acquired or in-licensed. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures, non-compete and/or work for hire invention assignment agreements and licensing arrangements with our employees, consultants, contractors, customers and vendors, to establish and protect our rights to our technology and, to the best extent possible, control the access to and distribution of our technology, software, documentation and other proprietary information, all of which offer only limited protection. Where we have the right to do so under our agreements, we seek to protect our proprietary position by filing patent applications in the United States, the United Kingdom and worldwide related to our novel technologies and products that are important to our business. The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patents, including those patent rights licensed to us by third parties, are highly uncertain. There can be no assurance that:

•	the scope of our patents provides and will provide us with exclusivity with respect to any or all of our product candidates and technologies, as well as any other technologies and/or products that address the same problems as our technologies and product candidates by a different means, whether in the same manner as us or not;

•	pending or future patent applications will be issued as patents;

•	our patents, and/or those patents to which we are licensed, are and will remain valid and enforceable and will not be subject to invalidity or revocation proceedings and that such proceedings will not result in a complete or partial loss of rights;

•	our entitlement to exploit patents from time to time (including patents registered solely in our name or our affiliates’ name or in the joint names of Midatech or an affiliate and a third party or patents which are licensed to us) is and will be sufficient to protect our core intellectual property rights against third parties, our commercial activities from competition or to support comprehensively our ability to develop and market our proposed products either now or in the future;

•	the lack of any particular patents or rights to exploit any particular patents, and the scope of our patents, will not have a material adverse effect on our ability to develop and market our proposed product candidates, either now or in the future;

•	we have or will have the resources to pursue any infringer of: (i) patents registered in our name (whether solely or jointly with a third party) from time to time; or (ii) patents licensed to us where we or an affiliate have the financial responsibility to bring such infringement actions pursuant to the relevant license agreement;

•	we will develop technologies or product candidates which are patentable, either alone or in conjunction with third parties;

•	the ownership, scope or validity of any patents registered in our name (either solely or jointly) from time to time will not be challenged by third parties, including parties with whom we, or any affiliate, have entered into collaboration projects or co-ownership arrangements and that any such challenge will not be successful;

•	any patent or patent application owned solely or jointly by us will not be challenged on grounds that we failed to identify the correct inventors or that we failed to comply with our duty of disclosure to the United States Patent and Trademark Office or any equivalent office in a foreign jurisdiction having a disclosure requirement;

•	any issued patent in our sole or joint name from time to time will not be challenged in one or more post-grant proceedings, including but not limited to inter partes review, derivation proceedings, interferences, and that like; and that any such challenge will not result in a complete or partial loss of rights to such issued patent or patents;

•	any patent applications in our sole or joint name from time to time will not be opposed by any third party, including parties to collaboration, co-existence and any other contractual relationship with us or any of its members;

•	the license agreements between us and third parties are and will be valid and subsisting in the future or until their expiry dates, and that we have complied with our contractual obligations under the license agreements;

•	all intellectual property capable of being commercialized that is or has been generated pursuant to collaboration agreements between us and third parties will be or has been identified;

•	all intellectual property generated pursuant to collaboration agreements and to which we have a contractual entitlement or generated by employees has been lawfully assigned into our sole name (or to one of our subsidiaries);

•	in respect of all intellectual property generated pursuant to a collaboration agreement between us and a third party to which we and that third party have a joint contractual entitlement, that such intellectual property has been lawfully assigned into joint names and the rights between us and that third party are properly regulated by a co-ownership agreement; and

•	beyond contractual warranties, the licensors of intellectual property to us or our affiliates own the relevant patents and that those patents have not and will not be the subject of, or subject to, infringement, invalidity or revocation actions.

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

The policing of unauthorized use of our patented technologies and product candidates is difficult and expensive. There can be no assurance that the steps we take will prevent misappropriation of, or prevent an unauthorized third party from obtaining or using, the technologies, know-how and products we rely on. In addition, effective protection may be unavailable or limited in some jurisdictions. Any misappropriation of our proprietary technology, product candidates and intellectual property could have a negative impact on our business and our operating results. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity or scope of the proprietary rights of others. Litigation could cause us to incur substantial costs and divert resources and management attention away from our daily business and there can be no guarantees as to the outcome of any such litigation. In addition, a defendant in any such litigation may counterclaim against us, resulting in additional time and expense to defend against such a counterclaim, which defense may not be successful.

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

Our commercial success depends upon our ability and the ability of our collaborators and licensing partners to develop, manufacture, market and sell our product candidates, and to use our proprietary technologies without infringing the proprietary rights of third parties. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and commercializing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated our confidential information or trade secrets could have a similar negative impact on our business.

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

We may face product liability claims stemming from product candidates.

In carrying out our activities, we may potentially face contractual and statutory claims, or other types of claims from customers, suppliers and/or investors. In addition, we are exposed to potential product liability risks that are inherent in the research, development, production and supply of products. Subjects enrolled in our clinical trials, consumers, healthcare providers or other persons administering or selling products based on our and our collaborators’ technology may be able to bring claims against us based on the use of such products. If we cannot successfully defend ourselves against claims that any product candidates commercialized caused injuries, we could incur substantial costs and liabilities. Irrespective of their merits or actual outcome, liability claims may result in:

•	decreased demand for any product candidates that we may develop;

•	significant negative media attention and injury to our reputation;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial subjects or patients;

•	loss of revenue;

•	diversion of management and scientific resources from our business operations; and

•	the inability to commercialize any products that we may develop.

We have obtained product liability insurance coverage with a £8.0 million annual aggregate coverage. Our insurance coverage may not be sufficient to cover our entire product liability related expenses or losses and may not cover us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost, in sufficient amounts or upon adequate terms to protect us against losses due to product liability. If we determine that it is prudent to increase our product liability, we may be unable to obtain this increased product liability insurance on commercially reasonable terms or at all. Large judgments have been awarded in class action or individual lawsuits based on drugs that had unanticipated side effects, including side effects that may be less severe than those of our products. A successful product liability claim or series of claims brought against us could cause the price of the Ordinary Shares and/or Depositary Shares to decline and, if judgments exceed our insurance coverage, could decrease our cash and have a material adverse effect our business, results of operations, financial condition and prospects.

We rely on third parties to conduct our preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We are, and may continue to be, reliant on other parties for the successful development and commercialization of many of our product candidates. We rely upon CROs for the conduct of our clinical studies. We rely on these parties for execution of our preclinical and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs or collaboration partners does not relieve us of our regulatory responsibilities. We also rely on third parties to assist in conducting our preclinical studies in accordance with Good Laboratory Practices and requirements with respect to animal welfare. We and our CROs or collaboration or licensing partners are required to comply with Good Clinical Practices, or GCP, which are regulations and guidelines enforced by the MHRA, the FDA, the EMA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or partners fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the EMA, the MHPA, the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be assured that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements. In addition, our clinical trials must be conducted with product produced under cGMP requirements. Failure to comply with these regulations may require us to repeat preclinical and clinical trials, which would delay the regulatory approval process.

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

We are dependent on third party suppliers, and if we experience problems with any of these third parties, the manufacturing of our product candidates could be delayed, which could harm our results of operations.

We are dependent upon certain qualified suppliers, of which there are a limited number, for the supply of raw materials, components, devices and manufacturing equipment. Additionally, these suppliers may also have downstream suppliers who supply materials, components, devices and manufacturing equipment, which may indirectly impact our business operations. We may also become dependent in the future on third party contract manufacturing organizations for the production of our product candidates for commercial sale. Thus, the success of our business may be adversely affected by the underperformance of third parties, exploitation by third parties of our commercial dependence and by unforeseen interruptions to third parties’ businesses. Although the existence of several alternative suppliers for each function mitigates the risks associated with this dependence, as does the availability of commercial insurance in respect of the impact of accidental events, the failure of a third party to properly to carry out their contractual duties or regulatory obligations could be highly disruptive to our business. Supply chain failures can result in significant clinical or commercial supply interruptions which could materially hamper our ability to conduct clinical trials or to supply adequate commercial supplies, and efforts to qualify new suppliers can be costly and time consuming. Further, any action taken by a third party that is detrimental to our reputation could have a negative impact on our ability to register our trademarks and/or market and sell our products.

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

In the European Union, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, may increase our burden of regulatory compliance and require us to change certain of our privacy and data security practices in order to achieve compliance. The GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR further provides that European Union member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure for non-compliance. We do not routinely handle or process personal data, although we do maintain a database of employee information; however, since the GDPR only came into effect recently, the potential risks associated with non-compliance therewith are uniquely difficult to predict.

We are currently undergoing a leadership transition and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified scientists, key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.

On May 31, 2018, Dr. James Phillips, our then-Chief Executive Officer and member of the Board of Directors, stepped down from all of his positions with the Company and its subsidiaries. Dr. Craig Cook, formerly our Chief Operating Officer and Head of Research and Development, was appointed by the Board of Directors to succeed Dr. Phillips.  Further, on February 26, 2019, three of our non-executive directors, John Johnston, Michele Luzi, and Pavlo Protopapa, resigned, and we appointed Dr. Huaizheng Peng to the Board of Directors. In July 2019, we appointed Frédéric Duchesne to our Board of Directors. In September 2019, our then-Chief Financial Officer and member of our Board of Directors, Nicholas Robbins-Cherry, stepped down from all of his positions with the Company and its subsidiaries. Stephen Stamp was appointed by the Board of Directors to succeed Mr. Robbins-Cherry. In March 2020, Dr. Cook stepped down from all of his positions with the Company and its subsidiaries and two of our non-executive directors, Dr. Huaizheng Peng and Frédéric Duchesne resigned from the Board of Directors. Mr. Stamp was appointed our Chief Executive Officer upon Dr. Cook’s resignation, in addition to his continued service as our Chief Financial Officer. While we have confidence in Mr. Stamp and our remaining leadership team, including the Board of Directors, the uncertainty inherent in this ongoing leadership transition may be difficult to manage, may cause concerns from third parties with whom we do business, and may increase the likelihood of turnover of other key officers and employees.

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

Our strategic review and the associated workforce reduction announced in March 2020 may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could disrupt our business.

In March 2020, we announced a reduction in workforce as part of the termination of the MTD201 program and closing of our Bilbao, Spain manufacturing facilities. We may not realize, in full or in part, the anticipated benefits, savings and improvements in our cost structure from our efforts due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings from the restructuring, our operating results and financial condition would be adversely affected. We also cannot guarantee that we will not have to undertake additional headcount reductions or restructuring activities in the future. Furthermore, these changes may be disruptive to our operations. For example, our headcount reductions could yield unanticipated consequences, such as attrition beyond planned staff reductions, or increase difficulties in our day-to-day operations. Our headcount reductions could also harm our ability to attract and retain qualified management, scientific and medical personnel who are critical to our business. Any failure to attract or retain qualified personnel could prevent us from successfully developing and commercializing our product candidates in the future.

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

We, or third parties upon whom we depend, may be adversely affected by natural disasters and/or global health pandemics, and our business, financial condition and results of operations could be adversely affected.

The occurrence of unforeseen or catastrophic events, including extreme weather events and other natural disasters, man-made disasters, or the emergence of epidemics or pandemics, depending on their scale, may cause different degrees of damage to the national and local economies and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Man-made disasters, pandemics, and other events connected with the regions in which we operate could have similar effects. If a natural disaster, health pandemic, or other event beyond our control occurred that prevented us from using all or a significant portion of our offices and/or lab spaces, damaged critical infrastructure, or that otherwise disrupted operations, it may be difficult for us to continue our business for a substantial period of time.

On January 30, 2020, the World Health Organization, or WHO, announced a global health emergency because of a new strain of novel coronavirus, COVID-19, originating in Wuhan, China and the risks to the international community as the virus spread globally beyond its point of origin, resulting in increased travel restrictions and extended shutdown of certain businesses in the region and certain other affected areas, including Europe. In March 2020, the WHO declared the COVID-19 outbreak a pandemic, which continues to spread throughout the world. The spread of this pandemic has caused significant volatility and uncertainty in U.S. and international markets. This has resulted in an economic downturn and may disrupt our business and delay our remaining clinical programs and timelines.

As COVID-19 continues to spread in the territories where we operate, including the United Kingdom and, until we are able to fully divest from it, Spain, our business operations have been interrupted, and could be further interrupted or delayed particularly if a large portion of our employees become ill. COVID-19 may also affect employees of third-party organizations located in affected geographies that we rely upon to carry out our remaining clinical trials. The spread of COVID-19, or another infectious disease, could also negatively affect the operations at our third-party suppliers, which could result in delays or disruptions in the supply of drug product or other suppliers used in our clinical trials. In addition, we have taken, and may take in the future, temporary precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for our employees and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect our business. On May 11, 2020 the UK government announced that employees could return to the workplace provided appropriate safety measures were undertaken, including observance of social distancing.

Further, timely enrollment in clinical trials is reliant on clinical trial sites which may be adversely affected by global health matters, including, among other things, pandemics. For example, our current clinical trial sites may be located in regions currently being afflicted by COVID-19. Some factors from the COVID-19 outbreak that we believe may adversely affect our drug development activities include:

•	the diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring;

•	interruption in global shipping affecting the transport of clinical trial materials, such as investigational drug product used in our trials; and

•	employee absences that delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

The impact of COVID-19 on our business is uncertain at this time and will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among other things, but prolonged closures or other business disruptions may negatively affect our operations and the operations of our of agents, contractors, consultants or collaborators, which could have a material adverse impact our business, results of operations and financial condition.

Unexpected facility shutdowns or system failures may occur and our disaster recovery plans may not be sufficient.

We depend on the performance, reliability and availability of our properties, machinery, and laboratory equipment and information technology systems. We may not be able to access our facilities as a result of events beyond our control, such as extreme weather conditions, quarantines, flood, fire, theft, terrorism and acts of God. Currently, the United Kingdom is in a lockdown due to COVID-19 and our facilities, including laboratory facilities in Cardiff, Wales, are working at a reduced capacity in order to conform to social distancing policies, which has resulted in a disruption in our current operations and which could have a material adverse effect on our business.

Further, any damage to or failure of our equipment and/or systems could also result in disruptions to our operations. A complete or partial failure of our information technology systems, or those of our CROs and other third parties on which we rely, or corruption of data could result in our inability to access information that we need in order to meet our obligations to our customers or a breach of confidentiality with respect to our or our customers’ proprietary information. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Our disaster recovery plans may not adequately address every potential event and our insurance policies may not cover any loss in full or in part (including losses resulting from business interruptions) or damage that we suffer fully or at all. The occurrence of one or more of these events could have a material adverse effect on our business, financial position, reputation or prospects, and might lead to a claim for damages.

Our business may be adversely affected by economic conditions and current economic weakness.

Any economic downturn either globally, regionally or locally, including the economic downturn due to COVID-19, in any country in which we operate may have an adverse effect on the demand for any products derived from our product candidates. A more prolonged economic downturn may lead to an overall decline in our sales, limiting our ability to generate a profit and positive cash flow. The markets in which we expect the products to be offered are directly affected by many national and international factors that are beyond our control, such as political, economic, currency, social and other factors.

We are exposed to the risks of doing business internationally.

We currently operate outside of the United Kingdom. Our international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to, risks regarding:

•	currency exchange rate fluctuations;

•	restrictions on repatriation of earnings;

•	difficulty of effective enforcement of contractual provisions in local jurisdictions;

•	inadequate intellectual property (including confidentiality) protection in foreign countries;

•	public health epidemics or outbreaks, such as COVID-19;

•	trade-protection measures, import or export licensing requirements and fines, penalties or suspension or revocation of export privileges; and

•	changes in a specific country’s or a region’s political or economic conditions, particularly in emerging markets.

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

We currently conduct a portion of our operations outside of the United Kingdom. Because we use the British pound sterling as our financial statement reporting currency, changes in currency exchange rates have had and could have a significant effect on our operating results when our operating results are translated from the local currency into the British pound sterling. Exchange rate fluctuations between local currencies and the British pound sterling create risk in several ways, including the following: weakening of the British pound sterling, as seen, for example, following the results of the Brexit referendum, may increase the British pound sterling cost of overseas research and development expenses and the cost of sourced product components outside the United Kingdom; strengthening of the British pound sterling may decrease the value of our revenues denominated in other currencies; the exchange rates on non-sterling transactions and cash deposits can distort our financial results; and commercial pricing and profit margins are affected by currency fluctuations. Future changes in currency exchange rates could have a material adverse effect on our financial results.

The ownership of a significant portion of our outstanding Ordinary Shares by Chinese entities may expose us to greater regulatory scrutiny.

At various times during recent years, the governments of the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China could adversely affect our ability to successfully conduct our business in China or the United States, the market price of our Ordinary Shares or Depositary Shares and our ability to access the capital markets in the United States. Also, as a result of recent controversies involving Chinese controlled companies, it is possible that such companies have come under increased scrutiny in the United States and other countries, including the United Kingdom. If we become subject to enhanced regulatory review and oversight, responding to such review and oversight may be expensive and time consuming and may have a material adverse effect on our operations, even if we otherwise have complied with all legal and regulatory requirements.

Risks Related to Ownership of Our Securities

The price of our Ordinary Shares and Depositary Shares may be volatile.

Each Depositary Share represents five Ordinary Shares. A public market has only been established for the Depositary Shares since December 2015, and such a market may not be sustained. Both the United States and United Kingdom stock markets have experienced significant volatility, including in pharmaceutical and biotechnology stocks. In particular, the closing prices of our Ordinary Shares on AIM and our Depositary Shares on the NASDAQ Capital Market have fluctuated significantly in the prior few years.

In addition to the factors discussed in this “Risk Factors” section and elsewhere in this annual report, the factors that could cause volatility in the market price of each ordinary share and the Depositary Shares include:

•	the success of competitive products or technologies;

•	regulatory actions;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	the progress of preclinical development, laboratory testing and clinical trials of our product candidates or those of our competitors;

•	the results from our clinical programs and any future trials we may conduct;

•	developments in the clinical trials of potentially similar competitive products;

•	EMA, FDA or international regulatory or legal developments;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	developments or disputes concerning patent applications, issued patents or other proprietary intellectual property rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	litigation or public concern about the safety of our products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	actual and anticipated fluctuations in our operating results;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	announcements or expectations of additional financing efforts;

•	rumors relating to us or our competitors;

•	sales of our Ordinary Shares or Depositary Shares by us, our insiders or our other shareholders;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors, or general volatility in the market due to other factors, such as the recent volatility attributed to COVID-19;

•	third party reimbursement policies;

•	Brexit and any resulting economic or currency volatility;

•	developments concerning current or future collaborations, strategic alliances, joint ventures or similar relationships; and

•	reviews of long-term values of our assets, which could lead to impairment charges that could reduce our earnings.

In addition, the stock market in general, NASDAQ, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.  Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance.  The realization of any of the above risks or any of a broad range of other risks, including those described in these “Risk Factors,” could have a dramatic and material adverse impact on the market price of our Ordinary Shares and Depositary Shares.

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

The liquidity of our Depositary Shares and Ordinary Shares may have an adverse effect on our share price.

As at May 22, 2020, we had 39,252,557 Ordinary Shares outstanding. Of these shares, 13,281,840 of our Ordinary Shares were held as Depositary Shares. Some companies that have issued American depositary shares on United States stock exchanges have experienced lower levels of liquidity in their American depositary shares than is the case for their ordinary shares listed on their domestic exchange. Our Depositary Shares are traded on the NASDAQ Capital Market and our Ordinary Shares are traded on AIM. We cannot predict the effect of this dual listing on the value of our Ordinary Shares and Depositary Shares. However, the dual listing of our Ordinary Shares and Depositary Shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the Depositary Shares in the United States. The price of the Depositary Shares could also be adversely affected by trading in our Ordinary Shares on AIM. As a result of these and other factors, you may not be able to sell your Depositary Shares. In addition, investors may incur higher transaction costs when buying and selling Depositary Shares than they would incur in buying and selling common stock. An inactive market may also impair our ability to raise capital by selling Depositary Shares and Ordinary Shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Ordinary Shares as consideration.

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

Shareholder ownership interests in the Company may be diluted as a result of future financings, additional acquisitions or the exercise of our options and warrants, and may have a material negative effect on the market price of our securities.

We may seek to raise additional funds from time to time in public or private issuances of equity and such financings may take place in the near future or over the longer term. Sales of our securities offered through future equity offerings may result in substantial dilution to the interests of our current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

As of May 22, 2020, we had issued 103,776 options under the Midatech Pharma PLC Enterprise Management Incentive Plan, 167,428 non-EMI options and 13,247 options under the Midatech Pharma PLC 2016 US Option Plan. In addition, we assumed 2,857 options pursuant to the acquisition of DARA in 2015. Further, as of May 22, 2020, we had issued warrants exercisable for (i) 15,692,276 Ordinary Shares with an exercise price of £10.00 per share, (ii) 630,000 Depositary Shares with an exercise price of $6.25 each (representing 3,150,000 Ordinary Shares), (iii) 1,818,182 Depositary Shares with an exercise price of $2.05 each (representing 9,090,910 Ordinary Shares), (iv) 90,909 Depositary Shares with an exercise price of $2.0625 each (representing 454,546 Ordinary Shares), (v) 6,999,999 Ordinary Shares with an exercise price of £0.34 each, and (vi) 4,624 Ordinary Shares with a weighted average exercise price of $110.51 per share (assumed pursuant to the acquisition of DARA in 2015). We may also issue Ordinary Shares (and Depositary Shares underlying such Ordinary Shares) or other securities convertible into Ordinary Shares from time to time for future acquisition. The issuance of the securities underlying these instruments, or perception that issuance may occur, will have a dilutive impact on other shareholders and could have a material negative effect on the market price of our Ordinary Shares and Depositary Shares.

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

We are a public limited company incorporated under the laws of England and Wales. The Depositary Shares represent a beneficial ownership interest in our Ordinary Shares. The rights of holders of Depositary Shares will be governed by English law, our constitutional documents, the listing rules of AIM, or AIM Rules, and the deposit agreement pursuant to which the Depositary Shares are issued. The rights and terms of the Depositary Shares are designed to replicate, to the extent reasonably practicable, the rights attendant to the Ordinary Shares, for which there is currently no active trading market in the United States. However, because of aspects of United Kingdom law, our constitutional documents and the terms of the deposit agreement, the rights of holders of Depositary Shares will not be identical to and, in some respects, may be less favorable than, the rights of holders of Ordinary Shares.

You may not have the same voting rights as the holders of our Ordinary Shares and may not receive voting materials in time to be able to exercise your right to vote.

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

The depositary of the Depositary Shares has agreed to pay to you distributions with respect to cash or other distributions it or the custodian receives on Ordinary Shares or other deposited securities after deducting its agreed fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares your Depositary Shares represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of Depositary Shares. We have no obligation to take any other action to permit the distribution of our Depositary Shares, Ordinary Shares, rights or anything else to holders of our Depositary Shares. As a result, you may not receive the distributions made on Ordinary Shares or any value from them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your Depositary Shares.

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

Our Ordinary Shares are currently traded on the AIM. Investment in equities traded on the AIM is perceived to carry a higher risk than an investment in equities quoted on exchanges with more stringent listing requirements, such as the Main Market of the London Stock Exchange, New York Stock Exchange or NASDAQ. This is because the AIM imposes less stringent corporate governance and ongoing reporting requirements than those other exchanges. In addition, the AIM requires only semi-annual, rather than quarterly, financial reporting. You should be aware that the value of our Ordinary Shares may be influenced by many factors, some of which may be specific to us and some of which may affect AIM-listed companies generally, including the depth and liquidity of the market, our performance, a large or small volume of trading in our Ordinary Shares, legislative changes and general economic, political or regulatory conditions, and that the prices may be volatile and subject to extensive fluctuations. Therefore, the market price of our Ordinary Shares underlying the Depositary Shares may not reflect the underlying value of the Company.

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

 We have no present intention to pay dividends on our Ordinary Shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time may be if the price of Depositary Shares appreciates.

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

Additional reporting requirements may apply if we lose our status as a foreign private issuer.

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

Our Board of Directors is required to maintain an audit committee comprised solely of three or more directors satisfying the independence standards of NASDAQ applicable to audit committee members. As a foreign private issuer, however, we are not required to comply with most of the other corporate governance rules of NASDAQ, including the requirement to maintain a majority of independent directors, and nominating and compensation committees of our Board of Directors comprised solely of independent directors. Although United Kingdom corporate governance rules which we abide by have comparable requirements, holders of Depositary Shares may not be afforded the benefits of the corporate governance standards of NASDAQ to the same extent applicable to companies incorporated in the United States.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are currently an “emerging growth company,” as defined under the Jumpstart Our Business Startups Act. We will remain an “emerging growth company” until December 31, 2020; provided, however, that if our annual gross revenues exceed $1.07 billion, or our non-convertible debt issued within a three-year period exceeds $1 billion, or the market value of our common shares that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, we have reduced disclosure obligations, including with regard to our financial statements and executive compensation, and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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

As a public company in the United Kingdom and United States, we are incurring significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” We are subject to the reporting requirements of, in the United Kingdom, the AIM Rules, the Market Abuse Regulation, or MAR, and the Disclosure Guidance and Transparency Rules, and in the United States, the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and the NASDAQ. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as members of our senior management.

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

Our Depositary Shares are currently listed on the NASDAQ Capital Market. We are required to meet certain qualitative and financial tests to maintain the listing of our Depositary Shares on NASDAQ. On December 11, 2019, we received a letter from NASDAQ stating that, for the previous 30 consecutive business days, the bid price for our Depositary Shares had closed below the minimum $1.00 bid price per share requirement for continued listing on The NASDAQ Capital Market under NASDAQ Listing Rule 5550(a)(2). On March 18, 2020, we received written notice from NASDAQ notifying us that for the preceding 10 consecutive business days the closing bid price for our Depositary Shares had been $1.00 or greater. Accordingly, NASDAQ determined that we had regained compliance with NASDAQ Listing Rule 5550(a)(2).

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

The change in ratio of our Ordinary Shares to Depositary Shares may not increase our Depositary Share price over the long-term.

On March 3, 2020, in an effort to bring our Depositary Share price into compliance with NASDAQ’s minimum bid price per share requirement, we effected a ratio change in the number of Ordinary Shares represented by our Depositary Shares from 20 Ordinary Shares per Depositary Share to five Ordinary Shares per Depositary Share. We cannot assure you, however, that the ratio change will accomplish this objective for any meaningful period of time, or result in any permanent or sustained increase in the market price of our Depositary Shares, which is dependent upon many factors, including our business and financial performance, general market conditions, and prospects for future success.

The change in ratio of our Ordinary Shares to Depositary Shares may decrease the liquidity of our Depositary Shares.

Although the Board of Directors believes that the increase in the market price of our Depositary Shares could encourage interest in our Depositary Shares and possibly promote greater liquidity for our stockholders, such liquidity could also be adversely affected by the reduced number of Depositary Shares outstanding after the ratio change. A reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for our Depositary Shares. In addition, the ratio change may increase the number of stockholders who own odd lots (less than 100 shares) of our Depositary Shares, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty affecting such sales.

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

We may be a passive foreign investment company, referred to as a PFIC, for U.S. federal income tax purposes in 2020 or in any subsequent year. This may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our securities.

We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. We do not believe we were a PFIC for 2019 but there can be no assurance that we will not be a PFIC in 2020 or subsequent years, as our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2020, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or a QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the United States Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. However, because we do not intend to prepare or provide the information that would permit the making of a valid “qualified electing fund” election, such an election will not be available to United States holders.

Recent and potential future changes to U.S. and non-U.S. tax laws could materially adversely affect our Company and holders of our Ordinary Shares and the Depositary Shares.

The Tax Cut Act, which was legislation bringing about broad changes in the existing U.S. corporate tax system, was enacted in the United States in December 2017. The Tax Cut Act made significant changes to the U.S. federal income tax laws. Certain provisions of the Tax Cut Act could have an adverse effect on the business, financial condition, and results of operations of the Company, or an adverse effect on holders of our Ordinary Shares, Depositary Shares, Warrants, or Pre-Funded Warrants. The interpretations of many provisions of the Tax Cut Act are still unclear. We cannot predict when or to what extent any U.S. federal tax laws, regulations, interpretations, or rulings clarifying the Tax Cut Act will be issued or the impact of any such guidance on investors or the Company. Prospective investors are urged to consult their own tax advisors regarding the effect of the Tax Cut Act and other potential changes to the U.S. federal tax laws prior to investing in the Company.

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

We were originally formed as a limited liability company under the laws of England and Wales in 2000 under the name Midatech Limited, which acquired its base nanoparticle technology through an assignment of worldwide commercialization rights and joint ownership of patent rights from Consejo Superior de Investigaciones Cientificas, or CSIC, in Madrid, Spain. Midatech Limited was a research and development focused biotech company which subsequently advanced and developed this gold nanoparticle drug delivery platform technology to enhance the delivery of medicines for major therapeutic indications where clinical therapeutic options are limited, with a particular focus on certain cancers, such as liver and brain cancer.

To better be able to continue the commercial development of the research and development programs of Midatech Limited, Midatech Pharma PLC was incorporated on September 12, 2014 under the laws of England and Wales, to be the public holding company of Midatech Limited and Midatech Pharma (Wales) Limited, or Midatech Wales, under registered number 09216368. On December 8, 2014, we completed our initial public offering of our Ordinary Shares in the United Kingdom.

Also on December 8, 2014, we acquired Midatech Wales (formerly known as Q Chip Limited) and its subsidiaries in exchange for approximately 5.4 million Ordinary Shares. Founded in 2003 with the acquisition of core intellectual property around micro-fluidics from Cardiff University, Midatech Wales develops a complementary technology and products that allow sustained delivery of substances over extended periods of time. We believe that this technology provides an additional drug delivery platform to improve biodelivery and biodistribution of existing drugs.

On December 4, 2015, in to establish a presence in the United States, we acquired DARA (including its commercial products) and its subsidiaries pursuant to an Agreement and Plan of Merger entered into on June 4, 2015. As a result, DARA became a wholly owned subsidiary of Midatech, and was subsequently renamed Midatech US.

On December 24, 2015, we expanded our commercial product portfolio by acquiring Zuplenz® (ondansetron) Oral Soluble Film, or Zuplenz, a marketed anti-emetic oral soluble film from Galena Biopharma, Inc. for the prevention of chemotherapy-induced nausea and vomiting, radiotherapy-induced nausea and vomiting, and post-operative nausea and vomiting. Zuplenz was subsequently contributed to Midatech US in April 2018.

Effective November 1, 2018, and pursuant to the Purchase Agreement, we sold 100% of the outstanding equity interests of Midatech US to an affiliate of Barings LLC for initial consideration of $13.0 million, and up to $6.0 million of additional payments subject to the achievement of 2018 and 2019 net sales performance targets with respect to certain Midatech US products, both individually and in the aggregate.

On March 31, 2020 we announced that, in the context of prevailing conditions in the capital markets, we did not expect to be able to raise capital to fund the continued development of MTD201, including scale-up of MTD201 manufacturing at our Bilbao facilities. We determined to cease further investment in MTD201 and close our operations in Bilbao, Spain, including making all our employees in Bilbao redundant.

On April 20, 2020, we announced an update to the strategic review of operations including the appointment of Noble Capital Markets, Inc., or Noble, to advise us on options for extracting value from its technologies. These options are expected to include partnering our clinical stage assets, partnering existing and upcoming proof of concept formulations, partnering or selling one or more of our technologies or selling the entire Company.

Our principal executive office and registered offices are located at Oddfellows House, 19 Newport Road, Cardiff, United Kingdom CF24 0AA, and our telephone number is +44 1235 888 300. Our authorized representative in the United States is Donald J. Puglisi of Puglisi and Associates. Our agent for service in the United States is Donald J. Puglisi of Puglisi and Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our Ordinary Shares are traded on AIM under the symbol “MTPH,” and our Depositary Shares are traded on the NASDAQ Capital Market under the symbol “MTP.”

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

Capital Expenditures

Our capital expenditures amounted to £0.31 million, £0.24 million and £0.71 million for the years ended December 31, 2019, 2018 and 2017, respectively.

For the year ended December 31, 2019, our principal capital expenditures largely related to the purchase of laboratory equipment for our former manufacturing facility in Bilbao, Spain.

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

B.	Business Overview

Business Overview

We are focused on the research and development of medicines which we believe would benefit from improved bio-delivery and/or bio-distribution using our using our proprietary platform drug delivery technologies:

•	Q-Sphera™ platform: Our disruptive polymer microsphere microtechnology is used for sustained delivery to prolong and control the release of therapeutics over an extended period of time, from weeks to months.

•	MidaSolve™ platform: Our innovative oligosaccharide nanotechnology is used to solubilize drugs so that they can be administered in liquid form directly and locally into tumors.

•	MidaCore™ platform: Our leading-edge gold nanoparticle, or GNP, nanotechnology is used for targeting sites of disease by using either chemotherapeutic agents or immunotherapeutic agents

The following table further summarizes our platform technologies:

	Q-Sphera™	MidaSolve™	MidaCore™

Technology	The next generation Micro-Encapsulation PLGA polymer depot system Advanced piezo printing technology Several million microspheres produced per second	A novel Nano Inclusion technology for chemotherapeutics Solubilises inherently insoluble drugs Nano inclusion technology for chemotherapeutics Complex has hydrophobic core and hydrophilic surface	The leading Gold Nanotechnology to deliver chemo / immuno therapeutics Key attributes are small size and multi-valent binding sites Decorated with therapeutic + targeting moieties

Clinical	Superior sustained-release pharmacokinetics Improves usability, patient experience and compliance Enhanced dosing and administration routes	Converts oral drugs into liquid administration forms Enables infusion directly into the tumour Aims to enhance efficacy and reduce toxicity	Size (2-4nm) improves delivery, targeting, reduces toxicity Enters immune cells to enhance immune responses against tumour cells Research programmes in psoriasis and solid tumours

Manufacture	Scalable, efficient high yield manufacture Modest infrastructure, environmentally very friendly Low CoGS and broad API compatibility Multiple patent families	Simple manufacturing process No solvents, non-toxic Lyophilised powder, long shelf-life Product-specific patents	Simple manufacturing process Modest infrastructure Multiple patent families

We have focused our resources and activities on using our technologies to develop our oncology and rare disease product pipeline programs, including:

•	MTD201 (Q-Octreotide), which uses our sustained release platform, Q-Sphera, to formulate a long acting dose of octreotide for the treatment of acromegaly and neuroendocrine tumors; and

•	MTX110, which is a direct delivery treatment for diffuse intrinsic pontine glioma, or DIPG, an ultra-rare brain cancer suffered by children, using our MidaSolve technology for direct delivery.

In addition to these two lead programs, a further program in the clinic is MTX102, a European Union funded program seeking to develop a vaccine for Type I diabetes, based on the MidaCore technology for targeted delivery and uptake by the immune system.

In addition to the product candidates and collaborations discussed elsewhere, during the past three years we sold oncology treatment and supportive care products through our former subsidiary, Midatech US. With the sale of Midatech US in 2018, we no longer sell any products.

Intellectual Property. We have developed a strong intellectual property base and have a wide intellectual property portfolio of 120 granted patents, 70 applications in process and 36 patent families (a set of patents to protect a single invention in various countries covering a range of diverse technologies).

Revenue. Revenue from continuing and discontinued operations for the whole of the Group is set out below.

	Year ended December 31,
(£ in thousands)	2019	2018	2017
Continuing Operations:
Revenue (United States) (1)	60	--	--
Revenue (Europe, including United Kingdom)	252	149	149

Discontinued Operations:
Revenue (United States) (1)	--	3,882	6,609
Revenue (Europe, including United Kingdom)	--	--	--
Total Revenue from continuing and discontinued operations	312	4,031	6,758

(1)	Revenue for Midatech US, which we divested in 2018, is included in the consolidated statement of comprehensive income within the aggregate loss from discontinued operations through October 31, 2018.

Jumpstart Our Business Startups Act of 2012. As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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

We may take advantage of these provisions until December 31, 2020, or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our share capital held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of some reduced reporting burdens in this annual report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

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

Recent Developments

Strategic Review

In March 2020, we reviewed the remaining costs necessary to complete the Phase III clinical trial of MTD201, as well as the manufacturing scale-up of our MTD201 manufacturing capabilities at our Bilbao, Spain facilities. We believe the remaining costs are in the order of $30 million (of which $8.5 million has been raised in loans from the Spanish government, as discussed in more detail herein). Given the state of the financial markets, and our current cash runway, we determined we were unlikely to conclude a license transaction or raise sufficient funds to continue the required remaining investment in MTD201 in a timely manner. Due to this, the Board of Directors made the determination to terminate the further in-house development of MTD201 immediately and to seek a license partner for it.

In connection with the decision to terminate the MTD201 program, the Board of Directors determined to close our manufacturing facilities in Bilbao, Spain. We are currently in the process of closing these facilities. We have offered redundancy to all of our Midatech Pharma España S.L., or Midatech Spain, employees, and we are currently now, as required by Spanish law, in a period of consultation with these employees. We have also offered redundancy to five employees located in the United Kingdom in our clinical research and administrative departments.

With respect to MTX110, provided sufficient funding is available to support the overall program, we will continue to develop the product candidate. For example, we anticipate we will use a portion of the net proceeds from our May 2020 equity offerings to fund the clinical development program of MTX110, among other things. For more information, see “—Registered Direct Offerings and Private Placements”.

Following these changes, our strategy has shifted to deploying our proprietary drug delivery technologies to formulate a compelling portfolio of novel first-in-class sustained release formulations of products with significant commercial potential for licensing to pharmaceutical company partners at a proof-of-concept stage. Other than with respect to MTX110 (for which any trials will be limited to those funded from outside sources), we have no plans to undertake additional clinical trials in humans unless a license partner or grant funding has been secured.

On March 31, 2020, Dr. Craig Cook, our then-Chief Executive Officer, resigned from his position and as a director of Midatech, effective immediately. He was succeeded by Mr. Stephen Stamp, our current Chief Financial Officer, who will serve in the combined roles of Chief Executive Officer and Chief Financial Officer. In addition, in line with our streamlined strategy and operations, each of Dr. Huaizheng Peng and Mr. Frederic Duchesne resigned from the Board of Directors, effective March 31, 2020.

On March 31, 2020, we announced that, due to the prevailing conditions in the capital markets and the prospect of raising additional funds and finding a partner for our assets, the Board of Directors initiated a strategic review of our operations. The objective of the review is to identify ways to maximize value for our shareholders given the significant challenges faced by our business. We have formed a Finance Committee comprised of Mr. Stamp and Rolf Stahel, our Chairman, to review, analyze and make recommendations to the Board of Directors regarding a possible sale of our business or other strategic transactions.

On April 20, 2020, we announced an update to the strategic review of operations including the appointment of Noble to advise us on options for extracting value from its technologies. These options are expected to include partnering our clinical stage assets, partnering existing and upcoming proof of concept formulations, partnering or selling one or more of its technologies or selling the entire company. A sale of the company would be pursuant to a ‘Formal Sale Process’, as defined by The City Code on Takeovers and Mergers, or the Takeover Code. The Panel on Takeovers and Mergers, a United Kingdom-body that issues and administers the Takeover Code, has agreed to allow us and our advisers to conduct discussions with potential acquirors without the requirement to publicly identify any interested parties. As a result of the announcement, we are considered to be in an ‘Offer Period,’ which places certain restrictions and reporting obligations on us.

Secura License Agreement

On June 8, 2020, we received a letter sent on behalf of Secura Bio, dated June 1, 2020, purporting to terminate the Secura License Agreement. Pursuant to the Secura License Agreement, Midatech Limited was granted a non-exclusive worldwide, sublicenseable license to certain patents of panobinostat, the active pharmaceutical ingredient of our development product MTX110. Midatech Limited’s rights are limited to the treatment of brain cancer in humans, administered by convection-enhanced delivery.

We plan to continue to pursue development of MTX110 and the strategic review process previously disclosed. We are also reviewing with our outside counsel remedies we may have if Secura Bio does not withdraw the notice and otherwise cease to interfere with our ongoing business and strategic review process, which we have formally requested. We are evaluating available actions to protect our rights under the Secura License Agreement and our assets.

Impact of COVID-19

We established a COVID-19 task force in mid-March 2020 with the objectives of safeguarding the health and wellbeing of our staff members and monitoring the impact on our vendors and collaborators. From mid-March 2020, our employees have for the most part been working from their homes. Currently, only very few colleagues are working in our Cardiff, Wales laboratories in order to conform to social distancing policies, which has resulted in a disruption in our current operations and which could have a material adverse effect on our business.

Our expectation is that the COVID-19 pandemic is likely to negatively affect businesses globally for an indeterminate period and that, once the pandemic is under control, recovery to normalization will not be instantaneous. Accordingly, we believe governmental limitations on travel will certainly cause delays to timelines. These delays may be the result of a limitation on the number of staff permitted in our facilities at any one time or delays in our vendor’s supply chains. In addition, delays are likely in the recruitment and execution of clinical trials as prospective and enrolled patients are unable to visit clinical sites.

It is not currently possible to quantify the impact of COVID-19 and resultant delays on the Company until it becomes clear that the global crisis has abated and a normalization of the business environment can be foreseen with confidence.

Registered Direct Offerings and Private Placements

October 2019 Offering. On October 25, 2019, we completed the closing of a registered direct offering with an institutional investor, or the October Investor, for the sale of 600,000 Depositary Shares (representing 3,000,000 Ordinary Shares) at a price per Depositary Share of $5.00, for aggregate gross proceeds of $3.0 million.

In a concurrent private placement, we sold to the October Investor warrants, or the October Private Placement Warrants, to purchase a total of 600,000 Depositary Shares (representing 3,000,000 Ordinary Shares) at an exercise price of $6.25 per Depositary Share. The October Private Placement Warrants became exercisable on December 23, 2019, the initial exercise date. The October Private Placement Warrants will expire five and one-half years from the initial exercise date. The closing of the private placement occurred on October 25, 2019.

H.C. Wainwright & Co., LLC, or Wainwright, served as the sole placement agent for the transaction. In connection therewith, we also issued to certain designees of Wainwright warrants, or Wainwright October Warrants, for the purchase of a total of 30,000 Depositary Shares (representing 150,000 Ordinary Shares) at an exercise price of $6.25 per Depositary Share pursuant to the terms of our engagement letter agreement with Wainwright. The Wainwright October Warrants became exercisable on December 23, 2019 and expire on October 22, 2024.

May 2020 Offering. On May 20, 2020, we completed the closing of a registered direct offering, or May Registered Direct Offering, with certain institutional investors, or the May Investors, for the sale of 1,818,182 Depositary Shares (representing 9,090,910 Ordinary Shares) at a price per Depositary Share of $1.65, for aggregate gross proceeds of $3.0 million.

In a concurrent private placement, we sold to the Investors warrants, or the May Private Placement Warrants, to purchase a total of 1,818,182 Depositary Shares (representing 9,090,910 Ordinary Shares) at an exercise price of $2.05 per Depositary Share. The May Private Placement Warrants, which were immediately exercisable, will expire five and one-half years from the issuance date. The closing of the private placement occurred on May 20, 2020.

Wainwright served as the sole placement agent for the transaction. In connection therewith, we also issued to certain designees of Wainwright warrants, or Wainwright May Warrants, for the purchase of a total of 90,909 Depositary Shares (representing 454,546 Ordinary Shares) at an exercise price of $2.0625 per Depositary Share pursuant to the terms of our engagement letter agreement with Wainwright. The Wainwright May Warrants became exercisable on May 18, 2020 and expire May 18, 2025.

United Kingdom Placing

Concurrently with the May Registered Direct Offering, on May 22, 2020, we, through Turner Pope Investments Limited, a United Kingdom Financial Conduct Authority registered broker, or TPI, completed a placing with certain investors in the United Kingdom, or the UK Placing, of 6,666,666 units, or Units, with each Unit comprising one new Ordinary Share, or Placing Share, and one warrant exercisable for one new Ordinary Share, or UK Warrant, at an issue price of £0.27 per Unit. The exercise price of the UK Warrants is £0.34 per share, for aggregate gross proceed of £1.8 million. The UK Warrants expire five years and six months from the issuance date.

In connection with TPI acting as the placement agent for the UK Placing, we issued to TPI UK Warrants to purchase an aggregate of 333,333 Ordinary Shares, or 5.0% of the aggregate UK Warrants issued in the UK Placing.

The Units and the securities underlying the Units were offered only outside the United States in reliance upon Regulation S under the Securities Act in an offshore transaction.

MTD201 Program

As set forth above, in light of the remaining costs to complete clinical trials and the manufacturing scale-up for MTD201, we have determined it necessary to terminate the in-house development of MTD201 immediately and seek a license partner for it.

MTD201 is for the treatment of chronic high morbidity neuro hormonal tumors in two indications - acromegaly and neuro endocrine tumors, or NET. Currently, this program has completed two Phase I clinical studies and we hope to license MTD201 to a partner for the pivotal registration studies for these two indications.

The aim of the MTD201 program, using our Q-Sphera sustained release platform, is to formulate a superior and differentiated long-acting alternative to the already approved somatostatin analogue octreotide, an immediate-release injection product. This product is used to treat the clinical manifestations of NET, as well as patients suffering from acromegaly. Somatostatin analogues are the mainstay of medical treatment for carcinoid syndrome that occurs with carcinoid tumors (hormone producing tumors in the body), and acromegaly that occurs due to a growth hormone secreting tumor in the pituitary gland in the brain. MTD201 is being developed as a long acting, sustained release form of the active substance octreotide, which, if approved, is expected to compete as a new differentiated product in the $2.5 billion long-acting somatostatin analogue market, which comprises Sandostatin LAR Depot, or SLAR, which is marketed by Novartis, and Ipsen Pharma S.A.’s product, Somatuline AutoGel.

On August 31, 2018, we announced the results of our ‘first-in-human’ study of MTD201. The double-blind, exploratory study compared tolerability, pharmacokinetics and growth hormone profiles after 30mg intramuscular injections of MTD201 or SLAR in 24 healthy subjects. Results from the study indicated that MTD201 produces a desirable, safe and effective sustained-release profile of octreotide, supporting a once-monthly treatment interval, as is indicated for SLAR. The overall profile supports the potential for an alternative product with an improved clinical and usability profile to SLAR. Additional advantages demonstrated in the study included smaller, less painful needle size, simpler and error free reconstitution and injection, quicker bedside reconstitution, reduced wastage and significantly lower manufacturing costs.

Following this study, and after consultations with key opinion leaders, regulators and potential partners, we determined to develop the MTD201 program as a new differentiated commercial octreotide sustained release product for the treatment of acromegaly and NET.

On October 8, 2019, we commenced a Phase 1 study of MTD201 to confirm the further key advantages of the product for both a subcutaneous dosing route, as well as an extended dosing interval in the range of six to eight weeks. The study was designed to investigate subcutaneous administration of MTD201 as an additional injection route, as compared to intramuscular administration, to help determine the preferred administration route we plan to take forward into further MTD201 studies. On January 8, 2020, we announced the positive results of the trial, confirming similar pharmacokinetics and bioavailability of octreotide for subcutaneous and intramuscular routes of administration.

The next step would be the preparation for a pivotal trial in acromegaly. These preparations were underway when the Board determined to terminate the MTD201program and wind down all activities as expeditiously as possible. We currently have no plans for additional clinical trials for MTD201.

MTX110 Updates

The first application of our MidaSolve technology is for the treatment of debilitating childhood brain cancers that have no approved therapies. A Phase I safety study is currently being completed, and, subject to funding, the program is being expanded to additional studies planned to commence during 2020.

Current Clinical Trials. DIPG is an ultra-rare brain cancer, most commonly found in children. We believe MTX110 (soluble panobinostat), which is a ‘direct-to-brain’ treatment for DIPG and is based on our MidaSolve technology for direct delivery, may be an important advancement in transforming outcomes for patients with this disease. We have an open label Phase I study of safety and tolerability 8 patients ongoing in collaboration with the University of California, San Francisco, or UCSF. This study, which involves dose escalation from an initial concentration of 30µM to determine a recommended Phase II dose, is expected to report top-line results in mid-2020. To date, results indicate that locally-delivered MTX110 is tolerable at these high doses.

Assuming the final results of the UCSF study confirm good safety and tolerability at the optimal does of MTX110, and subject to receipt of funding, we plan to initiate a statistically-powered Phase II study to examine efficacy and safety in a further 19 patients in Europe and/or the United States. The Phase II trial will use a convection enhanced delivery, or CED, system, whereby MTX110 will be infused under slight pressure directly into and around the tumor. We believe the primary endpoint of the study to be patient survival rates after 12 months. We expect this study to be primarily funded by a €2.6 million grant from the European Union, though there can be no guarantee this grant will be received. If the grant is not received, we expect to delay this trial until funding is available. For more information regarding this grant, see “Item 5. Operating and Financial Review and Prospectus—Recent Developments—Spanish Governmental Loans and European Union Grants.”

In addition, we have also initiated an exploratory trial in five patients with DIPG at Columbia University, using an alternative CED infusion system.

Orphan Drug Status. On October 24, 2019, we announced that the FDA has granted orphan drug designation for MTX110. Orphan drug designation is granted to support the development of drugs that target rate diseases with high unmet needs, affecting 200,000 or fewer U.S. patients annually, and that are expected to provide significant therapeutics advantages over existing treatments. Orphan designation qualifies a company for benefits that apply across all stages of drug development, including an accelerated approval process, seven years of market exclusivity upon regulatory approval, if received, tax credits for qualified U.S. clinical trials, eligibility for orphan drug grants and exemption from certain administrative fees.

MTX102 Clinical Trial Results

On July 19, 2019, we announced interim positive safety results from our “first in human” study of MTX102, our immune-tolerizing diabetes vaccine product candidate. The focus of this Phase I study is to assess the safety of MTX102. The study consisted of five Type I diabetes patients, all meeting strict parameters. MTX102 was well tolerated, with asymptomatical local injection site reactions being the only drug-related finding, and no serious adverse event were reported. We believe the study provides encouraging safety validation of the MidaCore technology as a potential platform for the development of medications for use in humans.

All patients on the study have entered the follow-up phase of the trial, which we believe will conclude in mid-2020, after which we, along with our European Union consortium partners, will review the data and the program.

Spanish Governmental Loans and European Union Grant

On September 11, 2019, our wholly owned subsidiary, Midatech Pharma España S.L., or Midatech Spain, received a €6.6 million loan from the Spanish Ministry of Industry, Commerce and Tourism, under its Re-industrialisation Programme, or the REINDUS Loan. The loan was fully drawn down in September 2019. Principal on the REINDUS Loan is due and payable in seven equal annual installments of €0.94 million each, commencing in September 2023. Interest, which is payable annually in arrears, accrues at the annual rate of 1.647% for the life of the loan. For each of the first three years, interest payable is approximately €0.1 million, with subsequent payments diminishing over the remainder of the term of the loan. The loan is partially secured by a guarantee by the Company of €3.0 million (€2.7 million relating to the principal loan amount, plus a further €0.3 million in respect of future interest) in the form of a cash bond.

The REINDUS Loan was intended to partially fund activities to scale-up the manufacturing capability of our MTD201 program, however, in connection with our decision to terminate the MTD201 program and shut down our Bilbao, Spain manufacturing facilities, we have begun the process to repay this loan. Upon repayment, we expect our cash bond to be released. The total amount to be repaid is approximately €3.6 million (net of deposits returned to us). In addition, we expect to repay other loans from the Spanish government in connection with this termination.

On December 5, 2019, we announced that confirmation had been received for a €2.7 million grant from the European Union to be used to conduct a clinical study designed to demonstrate the efficacy of MTX110 as a treatment for DIPG. The grant, which is subject to finalization of a grant agreement with the European Union and the Company satisfying to the European Union that it meets the SME criteria of the European Union, is to be made pursuant to the European Union’s EIC Accelerator (SME Instrument) and is part of the European Innovation Council. There can be no guarantee we will satisfy the criteria for the loan and that the grant will be received. If the grant is received, we plan to begin a European study consisting of an open label trial of MTX110 during a one-year treatment period. The grant is expected to cover 70% of the expected study costs, with the Company covering the remaining amounts. If the grant is not received, we expect to cancel this planned trial.

Reverse Stock Split and Change in Ratio of Depositary Shares

On March 3, 2020, following shareholder approval, we effected a one-for-20 reverse split of our Ordinary Shares and our Ordinary Shares began trading on AIM on a split-adjusted basis as of such date. No fractional shares were issued in connection with the reverse stock split. As a result of the reverse stock split, the number of issued and outstanding Ordinary Shares was reduced to 23,494,981 shares as of March 3, 2020.

Concurrently with the reverse stock split, and in an effort to bring our Depositary Share price into compliance with NASDAQ’s minimum bid price per share requirement, on March 3, 2020 we effected a ratio change in the number of Ordinary Shares represented by our Depositary Shares from 20 Ordinary Shares per Depositary Share to five Ordinary Shares per Depositary Share, reducing the number of outstanding Depositary Shares, as of the close of business on March 3, 2020 to 988,656.

       The change in the number of Ordinary Shares resulting from the reverse stock split and Depositary Shares resulting from the change in ratio has been applied retroactively to all share and per share amounts presented in this annual report.

Regained Compliance with NASDAQ Continued Listing Requirements

Our Depositary Shares are currently listed on the NASDAQ Capital Market. On December 11, 2019, we received a letter from NASDAQ stating that, for the previous 30 consecutive business days, the bid price for our Depositary Shares had closed below the minimum $1.00 bid price per share requirement for continued listing on the NASDAQ Capital Market under NASDAQ Listing Rule 5550(a)(2). On March 18, 2020, we received written notice from NASDAQ notifying us that for the preceding 10 consecutive business days the closing bid price for our Depositary Shares had been $1.00 or greater. Accordingly, NASDAQ determined that we had regained compliance with NASDAQ Listing Rule 5550(a)(2).

Having regained compliance with these rules, we are now in compliance with all applicable requirements for continued listing on the NASDAQ Capital Market. We cannot assure you that we will remain in compliance with all applicable requirements for continued listing on the NASDAQ Capital Market.

Change in Executive Officers

On September 9, 2019, we announced that Nicholas Robbins-Cherry, our then-Chief Financial Officer and a member of the Board of Directors, resigned as our Chief Financial Officer and director. Mr. Stephen Stamp was appointed by the Board of Directors to succeed Mr. Robbins-Cherry, effective as of such date.

On March 31, 2019, we announced that Dr. Craig Cook, our then-Chief Executive Officer and a member of the Board of Directors, resigned from all of his positions with the Company, effective as of such date. Mr. Stamp was appointed by the Board of Directors to succeed Dr. Cook, as well as maintain his position as Chief Financial Officer.

Our Strategy

Our business and commercialization strategy is based on advancing our proprietary technology platforms and programs with a view to partnering these assets during the course of their development. This is expected to drive a commercial pipeline of products with improved essential parameters, over and above the currently marketed source or parent compound, including safety, tolerability, efficacy and compliance profiles. We believe that our management team has significant industry and technical experience and is highly capable of, and committed to, building our value.

From a product perspective, we expect our platform drug delivery technologies will be used to generate our own proprietary pharmaceutical assets that can then be licensed as they reach clinical development phases. Products may be licensed outright to a pharmaceutical partner that would, in turn, complete the development of the product and seek regulatory approval prior to marketing the approved product. Product candidates may originate from in-house research of potential opportunities or proposals from third party pharmaceutical companies who may contract with us to re-formulate their proprietary medicine on a fee-for-service basis.

An example of this partnering approach is our license agreement with certain CMS entities, in which the Licensees will be responsible for developing and commercializing certain of our key pipeline products in China and certain other southeast Asia countries. For more information on this agreement, see “—Commercial Agreements, Strategic Partnerships and Collaborations—CMS License Agreement.”

From a technology perspective, the nature of our technology platforms – Q-Sphera, MidaSolve, and MidaCore – are such that they can be used to license the platforms and provide related services to a pharmaceutical partner that would in-turn create, develop and commercialize its own pharmaceutical products.

From a marketing perspective, we intend to out-license to a pharmaceutical partner for commercialization. In this way, we seek to maximize value for shareholders without requiring a full-scale commercial operation and infrastructure.

We are in the process of closing our manufacturing facilities in Bilbao, Spain, and we do not intend to reestablish manufacturing capabilities. Instead, we expect our licensee partners either to manufacture the product themselves or a third party contract manufacturer would assume responsibility for manufacturing. In both cases, manufacturing would be under a technology license with the Company.

Commercialization

We do not currently commercialize any product. Once proof-of-concept has been established, we intend to seek to license our products to a partner who would complete the development and subsequently market and sell them in the licensed territory. In addition to reimbursement of development costs, we would expect the partner to make milestone payments based upon certain sales targets, as well as royalty payments.

Our Platform Technologies

Central to our business are our three complementary platform technologies that enable the sustained release, direct local delivery, or targeted delivery improvement to previously approved therapeutic drugs. Individually, these platforms are expected to offer unique advantages that address current therapeutic challenges and needs. Our sustained release “Q-Sphera” technology platform is used for selected applications, and ensures consistently sized monodispersed polymer microparticles that may be engineered for precise and sustained release drug delivery. Our GNP “MidaCore” technology platform may provide improved targeting of chemotherapeutics agents to individual tumors using specific targeting agents in order to deliver a therapeutic payload into the tumor cell, while at the same time decreasing the side effect profile associated with off-target effects of these drugs.  Our nano-inclusion technology platform, “MidaSolve,” used for local delivery of therapeutics, allows for the delivery of generally water insoluble drugs into the site of disease through the creation of water soluble complexes without the efficacy of the active drug compound being affected. Individually and collectively, we believe that these technologies provide platforms that improve bio-delivery and bio-distribution of therapeutic molecules to the right place of disease, at the right time.

Sustained Release Technology Platform: Q-Sphera

Our Q-Sphera technology is an advanced microencapsulation and polymer-depot sustained release drug delivery platform produced using a novel and disruptive printing-based process, with numerous and distinct advantages over conventional sustained release (reactor-based) technologies. Q-Sphera is a precise, scalable, efficient, and environmentally friendly microparticle manufacturing platform. From a clinical perspective, Q-Sphera ensures monodispersed microparticles that release active drug compounds into the body in a tightly controlled, highly predictable and linear manner over an extended period of time from one to six months.

Q-Sphera is the next generation polymer microsphere technology which simplifies manufacturing, facilitates the sustained release of previously unachievable products and delivers formulations with significant patient, healthcare professional and payor benefits. Our polymer microsphere platform has been developed to enable sustained release delivery solutions for peptide and small-molecule therapeutics through precise definition of the properties of polymer microparticles into which active compounds can be incorporated. Microspheres are small, spherical particles that can be utilized as a time release drug capsule. This technology contributes to our oncology franchise as well as potential applications in endocrinology and other disease areas.

Current reactor-based emulsion manufacturing technology has been in use for over 20 years and, despite several issues, it continues to be used by the vast majority of the market as there are limited alternatives. Reactor-based emulsion processes, used by most existing products, require large infrastructure, are energy intensive, inefficient and wasteful, producing large quantities of unusable particles, and utilize large volumes of toxic organic solvents that are damaging to the environment. The future, printing-based Q-Sphera platform we developed uniquely addresses all these problems by using advanced printing technology that is highly efficiency and scaleable, and which requires minimal infrastructure to produce several million microspheres per second, with easily removable non-toxic solvents that are environmentally friendly. The key advantages of Q-Sphera are uniformity (within each individual microsphere) and consistency (from microsphere to microsphere) of product, as the spheres are produced under controlled and identical conditions. Tight homogenous particle size distributions are produced, which increases the usable product yield and leads to a superior clinical profile with improved injectability characteristics compared to product produced with traditional emulsion manufacturing methods. Data from the recent clinical trials of the MTD201 product, showed a lack of dose dumping and burst, lower variability from subject to subject, reduced injection site pain, and use of smaller gauge needles. The clinical result of the Q-Sphera™ process is a superior formulation that produces consistent and reproducible drug concentrations in the body within narrow limits.

Local Delivery Technology Platform: MidaSolve

The MidaSolve nano inclusion (NI) technology is utilized for potent, small molecule chemotherapeutics that have minimal solubility in water at biological pH, which means they cannot normally be injected and limits them to oral administration in solid form. When reformulated with MidaSolve technology, the complexed molecules solubilize such that the molecule can be administered in liquid form into the body. This enables local infusion directly into the tumor, thus extending the available routes of administration for drugs that otherwise would be limited to oral forms only.

Many of the small molecule chemotherapeutics that are indicated for solid tumor treatment demonstrate this minimal solubility with limited available routes of administration. In some cases, the problem of insolubility can be addressed by formulation in mixtures of water and a solvent such as ethanol or dimethyl sulfoxide (DMSO), but such solvents are toxic to the human body and the resulting solution cannot be used for treatments of brain cancers (e.g. glioma). Our MidaSolve technology platform provides a means for increasing the aqueous solubility of several classes of cancer therapeutics and producing complexes that solubilize these agents in water, thereby enabling administration in liquid form directly into tumors.

The complexed molecules comprise a hydrophobic (‘water-fearing’) inner surface and a hydrophilic (‘water-loving’) outer surface, and as a result are capable of forming host-guest complexes with normally water-insoluble molecules. A hydrophobic, poorly water-soluble drug can associate with the inner, more hydrophobic surface of the MidaSolve host, while the hydrophilic outer surface allows the complex to dissolve at biological pH.

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

MidaCore Platform

MidaCore is a leading innovation in ‘ultra-small’ nanomedicine and is designed for targeted delivery to enable improved delivery of therapeutics to tumor cells and the immune system. In oncology treatments MidaCore provides a nano complex (less than 5nm in size, or approximately 80,000 times smaller than the width of a hair) that carries conventional small molecule chemo-therapeutic payloads and delivers these to the tumor site in high concentrations. In immunotherapy, treatments, MidaCore acts as a nanocarrier complex for synthetic immuno-peptides that stimulate the immune system to seek out and destroy cancer cells via immune mediated vaccine processes. These small complexes can enter immune processing cells to induce T-cell mediated immune responses specifically against tumor cells, viral infected host cells or autoimmune disease.

The MidaCore technology platform is based on ultra-small GNP drug conjugates, which at 2nm are among the smallest particles in biomedical use. They are composed of a core of gold atoms decorated with a permutation of therapeutic and targeting molecules. The small size and multi-functional arrangement around the gold core underpin the ability to improve biodistribution, and target tumor and/or immune sites providing a new generation of oncology drugs.

MidaCore design and synthesis GNP technology enables the production of 2nm to 5nm medications, which we believe is roughly five-to-tenfold smaller than any other delivery vehicle in clinical trials. MidaCore’s therapeutics are comprised of a core of gold atoms (approximately 100 gold atoms per GNP) surrounded by an organic layer of carbohydrates that stabilize the metallic core and make the particle water-soluble and biocompatible. MidaCore therapeutic constructs have a number of key advantages in their use as drug delivery vehicles, driven chiefly by their small size and multivalency attributes:

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

GNP’s penetrate cell membranes in a non-disruptive way to deliver drugs inside the target cell. Intracellular release of the therapeutic payload is via glutathione, or GSH, mediated release of payloads from the GNP surface. Because the intracellular GSH concentration (1-10 mM) is substantially higher than extracellular levels (2 µM in plasma), it serves as an effective trigger to release a payload from GNP surfaces. In oncology, the difference in GSH concentrations is even more marked between cancer cells and normal cells, an important advantage in GNP cancer therapeutic.

MidaCore vaccines are easily injectable and are rapidly mobile to lymph nodes and antigen presenting cells, or APCs, the gateway cells of the human immune system. Upon reaching the APC’s, the MidaCore vaccine triggers the production of CD8+T-lymphocytes (a type of immune cell), attacking immune cells, that then proliferate and seek out and attack the targeted cancer cells. In the case of autoimmune disease such as Type 1 diabetes, the T lymphocytes that respond to the GNP vaccine are CD4 T-regulatory cells that instead of stimulating the immune system, act to dampen down the immune response and stops the body attacking itself.

Thus, the same GNP concept is common to both cancer and autoimmune applications, but the immune system is stimulated in the former and reduced in the latter depending on the GNP peptide combination selected. In addition, this concept is being applied to the development of vaccines by our partner Emergex Vaccines for killer viruses such as Ebola, Dengue, and Zika.

Our Product Candidates

MTD201

As disclosed herein, in light of the remaining costs to complete clinical trials and the manufacturing scale-up for MTD201, on March 31, 2020 we announced we had determined it necessary to terminate the in-house development of MTD201 immediately and seek a license partner for it.

We have recently completed two clinical trials for MTD201, a 2018 first-in-human Phase I study compared our Q-Sphera product, MTD201, with Novartis’ SLAR, and a 2019 Phase I study of MTD201 to investigate subcutaneous administration of MTD201as an additional injection route, as compared to intramuscular administration. For more information on these trials, see “—Recent Developments—MTD201 Program.” Given the decision to terminate the MTD201 program, we will no longer seek to conduct additional clinical trials for this program, but will work to license MTD201 to a partner who will advance it into the next stage of clinical trials.

Targeted Diseases. If MTD201 is successfully licensed and brought to market, we believe the first medical conditions to be treated with MTD201, utilizing Midatech’s Q-Sphera technology, will be for the treatment of chronic high morbidity neuro hormonal tumors in two indications - acromegaly and NET. This is a $2.5 billion annual market that has been dominated by SLAR for the past 20 years. Acromegaly is a chronic disease characterized by excess growth hormone production, generally due to a pituitary tumor. It is associated with increased morbidity and mortality, usually due to significant cardiovascular and heart disease due to the excessive growth hormone levels. NETs are slow growing tumors derived from hormone secreting cells. This is another debilitating disease with a high morbidity and mortality rate. Octreotide, used in MTD201 and SLAR, is a mainstay of medical treatment for both carcinoid and acromegaly.

MTX110

Our first MidaSolve host-guest formulation is MTX110, a water-soluble complex of the histone deacetylase inhibitor, panobinostat, a ‘direct-to-brain’ treatment used for the treatment of brain cancer. The resulting complex is readily soluble in water at therapeutic concentrations, thus enabling liquid administration routes directly into the tumor that otherwise would not be possible.

Panobinostat (Farydak®) is a potent, nonselective histone deacetylase inhibitor. It was selected as a potential treatment for a rare and fatal childhood brain cancer, DIPG, following the screening of 83 drugs against 14 patient-derived DIPG cell cultures. This independent research studied a range of drugs selected by pediatric neuro-oncologists that were considered as either promising targeted agents or traditional chemotherapeutic agents used in pediatric brain tumor therapy. Panobinostat was effective against 12 out of 14 patient derived DIPG cell cultures. In addition, genomic data, chemical screening data, and animal data suggests panobinostat as a promising therapy for DIPG and could rapidly be translated for use in the clinic. However, panobinostat, given in its natural oral form, does not cross the blood-brain barrier, and thus does not reach brain tumors. It is also a highly toxic substance and, when given orally, suffers from significant dose-limiting side effects. MidaSolve allows an alternate means of delivery in liquid form, and MTX110, our soluble form of panobinostat, is infused directly into the tumor. Direct delivery of MTX110 bypasses the blood-brain barrier and ensures adequate drug exposure to tumor cells without exposing the rest of the body to potentially toxic concentrations. MTX110’s intratumoral delivery thus provides a significant potential for treatment of DIPG and, potentially, other forms of brain cancer. Panobinostat was developed by Novartis and approved in 2015 for the treatment of multiple myeloma. We originally licensed panobinostat from Novartis for use in treating DIPG in children and GBM in adults. The license was subsequently transferred to Secura Bio.

Data from our laboratory and animal studies shows significantly improved survival rates. Animal studies conducted by us in collaboration with UCSF similarly show encouraging efficacy data, where MTX110 prolongs survival in a patient-derived rat DIPG (xenograft) model when delivered by convection-enhanced delivery. A statistically significantly improved survival difference was evidenced between the control dose and MTX110: 64 days for MTX110 versus 52 days for the control dose, at a dose of 100µM. Toxicology safety data has established a large therapeutic window, with doses of up to 1,000µM (shown to be well tolerated in vivo despite highly potent in vitro efficacy of concentrations of 10,000 times less than this.

We have an open label Phase I study of safety and tolerability 8 patients ongoing in collaboration with UCSF. This study, which involves dose escalation from an initial concentration of 30µM to determine a recommended Phase II dose, is expected to report top-line results in the mid- 2020. To date, results indicate that locally-delivered MTX110 is tolerable at these high doses.

Assuming the final results of the UCSF study confirm good safety and tolerability at the optimal does of MTX110, we plan to initiate a statistically-powered Phase II study to examine efficacy and safety in a further 19 patients in Europe and/or the United States. The Phase II trial will use a CED system, whereby MTX110 will be infused under slight pressure directly into and around the tumor. We expect the primary endpoint of the study to be patient survival rates after 12 months. We expect this study to be primarily funded by a €2.6 million grant from the European Union, though there can be no guarantee this grant will be received. If the grant is not received, we expect to cancel this planned trial. For more information regarding this grant, see “—Recent Developments—Spanish Governmental Loans and European Union Grants.”

In addition, we have also initiated an exploratory trial in five patients with DIPG at Columbia University, using an alternative

CED infusion system.

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

In addition to DIPG, MTX110 as a treatment for adult brain cancer GBM is in pre-clinical studies and we believe warrants further clinical investigation. The objective is to progress this program into the clinic in the near term.

Orphan Drug Status. On October 24, 2019, we announced that the FDA has granted orphan drug designation for MTX110.

Orphan drug designation is granted to support the development of drugs that target rate diseases with high unmet needs, affecting 200,000 or fewer U.S. patients annually, and that are expected to provide significant therapeutics advantages over existing treatments. Orphan designation qualifies a company for benefits that apply across all stages of drug development, including an accelerated approval process, seven years of market exclusivity upon regulatory approval, if received, tax credits for qualified U.S. clinical trials, eligibility for orphan drug grants and exemption from certain administrative fees.

Secura License Agreement. On June 8, 2020, we received a letter sent on behalf of Secura Bio, dated June 1, 2020, purporting to terminate the Secura License Agreement. Pursuant to the Secura License Agreement, Midatech Limited was granted a non-exclusive worldwide, sublicenseable license to certain patents of panobinostat, the active pharmaceutical ingredient of our development product MTX110. Midatech Limited’s rights are limited to the treatment of brain cancer in humans, administered by convection-enhanced delivery. We plan to continue to pursue development of MTX110 and the strategic review process previously disclosed. For more information, see “—Recent Developments—Secura License Agreement.”

MidaCore Product Candidates

MidaCore is being developed as an immunotherapeutic as well as a chemotherapeutic platform. Our immunotherapy franchise aims to create commercial vaccines for cancer and auto-immune diseases that have no or limited treatment options. MidaCore represents an innovative approach to vaccines, whereby GNPs are designed with antigenic peptides and other immunogenic agents to either (i) activate and enhance the immune response against tumor cells or (ii) suppress the immune response in autoimmune diseases.

In autoimmune indications, MidaCore is in clinical development in a first-in-human Phase 1 study as a vaccine for diabetes, the most common autoimmune disease worldwide. The vaccine works to normalize the immune system, improving diabetes control by preserving the insulin producing beta cells of the pancreas. On July 19, 2019, we announced positive safety results from this clinical study. The focus of this Phase I study was to assess the safety of MTX102. The study consisted of five Type I diabetes patients, all meeting strict parameters. MTX102 was well tolerated, with asymptomatic local injection site reactions being the only drug-related finding, and no serious adverse events were reported. We believe the study provides promising safety validation of the MidaCore technology as a platform for the development of medications for use in humans.

All patients on the study have entered the follow-up phase of the trial, which we believe will conclude in mid-2020, after which we, along with our European Union consortium partners, will review the data and the program.

MidaCore is also in pre-clinical development for further oncology and autoimmune diseases. Psoriasis, with a re-engineered version of the immuno-suppressive methotrexate for topical application in psoriasis, would be a first topical formulation of methotrexate MTX, thus avoiding the need for toxic systemic administration. Data to date suggests that MidaCore GNP-MTX improves psoriatic skin towards a normal state. There are over 100 million people who suffer from psoriasis worldwide.

MidaCore is in preclinical development with our partner Emergex Vaccines, who have licensed MidaCore technology for various set-point GNP vaccines against infectious diseases (including Dengue Fever, Zika, Ebola and pandemic flu) through a licensed program. Vaccine complexes comprising MidaCore GNP technology involve surface chemical binding of viral or bacterial specific marker peptides, with the objective of enhancing recognition and priming of the immune system.

For targeted chemotherapeutics, our research indicates that conjugation of active payloads with MidaCore may, along with specific cell-surface binding peptides, re-focus the biodistribution of the compound on the tumor site and enhance uptake into tumor cells, which in turn may improve the on-target efficacy and reduce the off-target safety effects. Peptide targeted MidaCore anti-cancer drug conjugates are being researched to repurpose and improve the delivery and efficacy of existing chemotherapeutics for solid tumors.

Commercial Agreements, Strategic Partnerships and Collaborations

We are currently collaborating with a number of biopharmaceutical companies, research institutes and universities on several of our development programs involving our core technologies.

CMS License Agreement. On January 29, 2019, we entered into the CMS License Agreement with CMS, as guarantor, and the Licensees. The CMS License Agreement was effective as of February 26, 2019. Pursuant to the terms of the CMS License Agreement, we agreed to license to the Licensees the exclusive right to use our technology and our intellectual property rights and information and data related to certain of our clinical and pre-clinical products (i.e. MTD201, MTX110, MTX102, MTR103 and MTD119), together with any other pipeline products or line extensions which are in or which enter pre-clinical or clinical development in the first three years following the effective time of the CMS License Agreement, together the Products, to develop and commercialize the Products in China, including Macau, Hong Kong and Taiwan, with the same rights in certain countries in south east Asia in respect of which the Licensees notifies us that such licensee wants a license after the grant of a regulatory approval of any of the Products by the FDA, EMA or by the regulatory authorities in the United Kingdom, France, Germany or Switzerland, collectively the Territory, such activities to be conducted by the Licensee(s) and affiliates of CMS and local partners as permitted sub-licensees. The Licensees have the exclusive right to import, obtain market approvals and register, market, distribute, promote and sell the Products in the Territory at the Licensees’ sole discretion, and in the event we choose not to or fail to meet the Licensees’ binding orders for the Products under certain circumstances, will be granted the right to manufacture the Products itself. The Licensees will be restricted from supplying the Products to any customers outside of the Territory, while we will be restricted from supplying the Products into the Territory, except through the Licensees.

In addition, we agreed to assist the Licensees (and/or any affiliate of CMS) with their applications for marketing approvals for the Products in the Territory, which approvals, if granted, will be exercised by CMS Bridging or CMS Medical HK, unless it is being transferred to us when we are entitled to terminate the CMS License Agreement for material breach by CMS Bridging or CMS Medical HK. We will manufacture the Products for the Licensees and their sub-licensees, which Products will be subject to exclusive purchase and supply arrangements with the Licensees for the Territory.

Further, we agreed to permit the Licensees to identify their own product and line extension targets in respect of which, if we agree, we will carry out initial development and then will, for a technology transfer fee, the amount of which will be dependent on the circumstances, transfer the specific program know-how and data to enable the Licensees to continue to develop using our platform technologies and then to commercialize in the Territory. We will receive a low single digit royalty on the Net Sales (as such term is defined in the CMS License Agreement) in the Territory. The Licensees will own any intellectual property rights it creates and any data they collect during the development process and will license such rights and data to us for the purposes of manufacturing the products in question and also to commercialize the products outside the Territory, for which we will pay the Licensees a low double digit royalty.

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

Secura License Agreement. On or about June 6, 2017, our subsidiary, Midatech Limited, entered into the Secura License Agreement with Novartis, pursuant to which Novartis granted it a non-exclusive worldwide, sublicenseable license to research, develop and commercialize, under Novartis patents, the Novartis oncology compound panobinostat, used for the treatment of brain cancer in humans, administered by CED. Subsequently, Novartis transferred the license and related agreement to Secura Bio.

Under the terms of the Secura License Agreement, Midatech Limited was required to make an upfront flat fee payment in the low seven figures in United States dollars, and will be required to make certain milestone payments to Secura Bio of up to an aggregate of $48 million if certain regulatory and commercial events are achieved. Midatech Limited must also make royalty payments based on expected sales of the licensed product, with rates ranging from the mid-teens to mid-twenties based on net sales of the licensed products. Pursuant to the terms of the agreement, the license will continue until the expiration of the royalty term (as defined in the agreement) for the last licensed product, unless earlier terminated pursuant to its terms.

On June 8, 2020, we received a letter sent on behalf of Secura Bio purporting to terminate the Secura License Agreement. We plan to continue to pursue development of MTX110 and the strategic review process previously disclosed. For more information, see “—Recent Developments—Secura License Agreement.”

Consejo Superior De Investigaciones Cientificas. In June 2002, CSIC and Midatech Limited, the Company’s predecessor entity, entered into a patent and know-how agreement, whereby CSIC granted Midatech Limited an exclusive license to exploit its patent and know-how rights in any field and anywhere in the world where those patents are registered, and to make applications to register such patents throughout the world in CSIC and Midatech Limited’s joint names, provided that CSIC may use the patents and know-how for the purpose of performing a research agreement between CSIC and Midatech Limited, to deal in products supplied to it by Midatech Limited and to perform research for its own non-commercial purposes. CSIC also assigned to Midatech Limited PCT Application Number PCT/GB01/04633. The agreement between the parties was amended on October 14, 2004 so as to specifically include magnetic nanoparticles in the scope of the license and rights granted to Midatech Limited. The patents and know-how are considered by Midatech to be core to its business.

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

As of the December 31, 2019, Midatech had accomplished all of the above milestones other than milestone related to the sale of products, and may therefore request that the relevant patents are assigned to it.

Midatech Limited is under an obligation to pay the following royalties to CSIC in prescribed circumstances following the commercialization of the relevant intellectual property:

Cumulative Sales Amount	Royalty
Net Sales to €1 million	6%
Net Sales between €1 million and €9,999,999	5%
Net Sales between €10 million and €99,999,999	4%
Net Sales €100 million and above	3%

As of December 31, 2019, no royalties have been due or payable to CSIC.

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

The project has received funds from the European Commission, which are distributed by a coordinator according to the consortium budget. The parties receive portions of this contribution, as determined by the consortium budget. A small clinical trial of six patients was completed in December 2019, with a study report expected in due course.

Sales and Marketing.

We do not currently have any internal sales and marketing organization or distribution capabilities.

Research and Development

We have a polymer micro-sphere laboratory in Cardiff, Wales used for development purposes only of our sustained release technology. We also have manufacturing facilities in Bilbao Spain, however, they are currently in the process of being closed.

The research and development staffing for these two sites, prior to the restructuring announced on March 31, 2020, comprised of approximately 10 Ph.D. scientists, 13 MSc scientists and 22 BSc scientists.

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

We have developed a strong intellectual property base globally, comprising patents, know-how, and trade secrets. Currently, we have 120 granted patents, 70 applications in process, in each case covering all major world markets, and 36 separate patent families covering all major regions. We continue to strengthen our patent portfolio by strategically submitting new patents and divisional patent applications based on our active research and development activities. Central to our business are our three intellectual property technologies that are designed to enable the targeted delivery, i.e. right place, and controlled sustained release, i.e. right time, of existing therapeutic drugs. These technologies have broad applications in multiple therapeutic areas and offer the potential to create multiple revenue opportunities.

Patent rights have been granted in all the major world markets, including Europe, the United States and Japan, or the Key Markets. They confer a broad position of exclusivity for metal-core glycated-nanoparticles, including our GNPs. Our granted patents in our patent family 1 (expiring 2021) provide the foundation to the portfolio with product, process and use claims that encompass the GNPs used in all of our major programs and technology platforms, including oncology, nanoparticle technology and sustained release technology. The granted patents and pending patent applications in our patent families are owned solely by us, co-owned with other parties or in-licensed to us. These include:

•	Sustained release technology. 12 patent families which protect devices, methods and formulations for sustained release drug delivery. Our pipeline product MTD201 is protected by 37 granted and 29 pending applications on the subject of microspheres and sustained release formulations.

•	Oncology including Nano-inclusion technology. 8 patent families, which have predicted expiration dates ranging from 2025 to 2040. These patent rights include 12 granted patents and 25 pending applications in Key Markets relating to products and methods for treating and imaging cancers. In addition to the radiative and immune-based therapies contemplated by many of these patent families, our pipeline of GNP-drug conjugates for oncology benefits from protection by the foundation GNP patents of patent family 1.

•	Nanoparticle technology. 17 patent families, with expiration dates ranging from 2021 to 2039. These patent families include 72 granted patents and 13 pending patent applications in Key Markets protecting products in our pipeline.

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

Government Regulations

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union and the United Kingdom, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources. As we have disclosed herein, we are seeking to license our products candidates and other formulations to licensing partners. While many of the rules and regulations set forth herein do and will apply to us, some are more applicable to any licensing partner who seeks to conduct clinical trials, obtain regulatory approval and commercialize any of formulations or product candidates, which could have an impact on any licensing revenue received by us.

Review and Approval of Drugs in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, exclusion from participation in government sponsored insurance programs such as Medicare, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice, or the DOJ, or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an investigational new drug application, which must take effect before human clinical trials may begin;

•	approval of clinical protocols by an independent institutional review board, or IRB, representing each clinical site before each site may enroll subjects;

•	potential initiation and completion of successive clinical trials that establish safety dose ranges;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a new drug application, or NDA, or a biologics license application, or BLA;

•	review of the submission by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and securing FDA approval of the NDA or BLA; and

•	agree to comply with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, and post-approval studies required by the FDA.

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

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently $2,942,965, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently $325,424. These fees are typically increased annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for “priority review” products are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections cover all facilities associated with an NDA submission, including drug component manufacturing (such as active pharmaceutical ingredients, or API), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

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

In 2012, Congress enacted the Food and Drug Administration Safety and Innovation Act, or FDASIA. This law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

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

Accelerated Approval Pathway

The FDA may grant accelerated approval to a drug for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

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

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman amendments to the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference listed drug, or RLD.

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

Regulation and Marketing Authorization in the European Union

The process governing approval of medicinal products in the European Union follows essentially the same lines as in the United States and, likewise, generally involves satisfactorily completing each of the following:

•	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable European Union Good Laboratory Practice regulations;

•	submission to the relevant national authorities of a clinical trial application, or CTA, which must be approved before human clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

•	submission to the relevant competent authorities of a marketing authorization application, or MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labelling;

•	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced current cGMP;

•	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

•	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

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

Clinical Trial Approval

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on Good Clinical Practice, or GCP, and the related national implementing provisions of the individual European Union Member States govern the system for the approval of clinical trials in the E.U. Under this system, an applicant must obtain prior approval from the competent national authority of the European Union Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual European Union Member States and further detailed in applicable guidance documents.

In April 2014, the new Clinical Trials Regulation, (E.U.) No 536/2014 (Clinical Trials Regulation) was adopted. The Regulation was published on June 16, 2014, but is not expected to apply until later in 2020. The Clinical Trials Regulation will be directly applicable in all the European Union Member States, repealing the current Clinical Trials Directive 2001/20/EC and replacing any national legislation that was put in place to implement the Directive. Conduct of all clinical trials performed in the European Union will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “E.U. Portal and Database”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the appointed reporting Member State, whose assessment report is submitted for review by the sponsor and all other competent authorities of all European Union Member States in which an application for authorization of a clinical trial has been submitted (Concerned Member States). Part II is assessed separately by each Concerned Member State. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the Concerned Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

As in the United States, similar requirements for posting clinical trial information are present in the European Union (EudraCT) website: https://eudract.ema.europa.eu/ and other countries.

PRIME Designation in the European Union

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises, or SMEs, may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, a dedicated Agency contact and rapporteur from the Committee for Human Medicinal Products, or CHMP, or Committee for Advanced Therapies, or CAT', are appointed early in PRIME scheme facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

Marketing Authorization

To obtain a marketing authorization for a product under European Union regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the European Union Member States (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted (1) a product-specific waiver, (2) a class waiver or (3) a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across the European Economic Area (i.e. the European Union as well as Iceland, Liechtenstein and Norway). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. The centralized procedure may at the request of the applicant also be used in certain other cases.

Under the centralized procedure, the CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union., the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 15 calendar days of receipt of a final opinion from the CHMP, the European Commission must prepare a draft decision concerning an application for marketing authorization. This draft decision must take the opinion and any relevant provisions of European Union law into account. Before arriving at a final decision on an application for centralized authorization of a medicinal product the European Commission must consult the Standing Committee on Medicinal Products for Human Use. The Standing Committee is composed of representatives of the European Union Member States and chaired by a non-voting European Commission representative. The European Parliament also has a related “droit de regard.” The European Parliament's role is to ensure that the European Commission has not exceeded its powers in deciding to grant or refuse to grant a marketing authorization.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances.” Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

•	the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

•	the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radiopharmaceutical, by an authorized person; and

•	the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

The European Union medicines rules expressly permit the European Union Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain European Union Member States may prohibit or restrict us from commercializing our products, even if they have been granted an European Union marketing authorization.

Unlike the centralized authorization procedure, the decentralized marketing authorization procedure requires a separate application to, and leads to separate approval by, the competent authorities of each European Union Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference European Union Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned European Union Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned European Union Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the European Commission, whose decision is binding on all European Union Member States.

The mutual recognition procedure similarly is based on the acceptance by the competent authorities of the European Union Member States of the marketing authorization of a medicinal product by the competent authorities of other European Union Member States. The holder of a national marketing authorization may submit an application to the competent authority of a European Union Member State requesting that this authority recognize the marketing authorization delivered by the competent authority of another European Union Member State.

Regulatory Data Protection in the European Union

In the European Union, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No 726/2004 repeats this entitlement for medicinal products authorized in accordance to the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abridged) application for a period of eight years. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the European Union market until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of Authorization and Renewals

A marketing authorization has an initial validity for five years in principle. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the E.U. Member State. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. The European Commission or the competent authorities of the E.U. Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five-year period of marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the E.U. market (in case of centralized procedure) or on the market of the authorizing E.U. Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Pediatric Studies

Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Paediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Paediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.

Regulatory Requirements after a Marketing Authorization has been Obtained

In case an authorization for a medicinal product in the European Union is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

•	Compliance with the European Union’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations.

•	The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable European Union laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with European Union cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the European Union with the intention to import the active pharmaceutical ingredients into the European Union.

•	The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union notably under Directive 2001/83EC, as amended, and European Union Member State laws. Direct-to-consumer advertising of prescription medicines is prohibited across the European Union.

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

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the United Kingdom government held an in-or-out referendum on the United Kingdom’s membership of the European Union in which voters approved the United Kingdom’s exit from the European Union, commonly referred to as “Brexit.” On March 29, 2017, the United Kingdom formally initiated its withdrawal from the European Union by triggering Article 50 of the Treaty of Lisbon. On January 9, 2020, a withdrawal agreement, setting out the terms of the United Kingdom’s withdrawal from the European Union, was approved by the United Kingdom Parliament, and on January 31, 2020, the United Kingdom formally completed its exit from the European Union. However, a transition period is expected to continue until December 31, 2020, by which time the United Kingdom is expected to negotiate a new trade agreement with the European Union, though such an agreement is not guaranteed in that timeframe. Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. It remains to be seen how, if at all, Brexit will impact regulatory requirements for product candidates and products in the United Kingdom.

General Data Protection Regulation

The collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the European Union, including personal health data, is subject to the European Union’s General Data Protection Regulation, or GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the U.S., and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR will be a rigorous and time-intensive process that may increase the cost of doing business or require companies to change their business practices to ensure full compliance.

Pricing Decisions for Approved Products

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other Member States allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage health care expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

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

A six month pediatric extension of an SPC may be obtained where the patentee has carried out an agreed pediatric investigation plan, the authorized product information includes information on the results of the studies and the product is authorized in all member states of the European Union.

Healthcare Law and Regulation

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

•	the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	the federal transparency requirements under the Affordable Care Act requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

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

Pharmaceutical Insurance Coverage and Health Care Reform

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated health care costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of health care costs also has become a priority of federal, state and foreign governments and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States. In March 2010, the United States Congress enacted the Affordable Care Act which, among other things, includes changes to the coverage and payment for drug products under government health care programs. Among the provisions of the ACA of importance to our potential product candidates are:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

•	established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% (and 70% starting January 1, 2019) point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect through 2027 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Since enactment of the Affordable Care Act, there have been numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts Act, which was signed by President Trump on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, became effective in 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain Affordable Care Act-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amended the Affordable Care Act, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” The Congress will likely consider other legislation to replace elements of the Affordable Care Act in the future.

The Trump Administration has also taken executive actions to undermine or delay implementation of the Affordable Care Act. Since January 2017, President Trump has signed two executive orders designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the Affordable Care Act. One Executive Order directs federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the Affordable Care Act that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The second executive order terminates the cost-sharing subsidies that reimburse insurers under the Affordable Care Act. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Affordable Care Act for plans sold through such marketplaces. Further, on June 14, 2018, U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in Affordable Care Act risk corridor payments to third-party payors who argued were owed to them. The effects of this gap in reimbursement on third-party payors, the viability of the Affordable Care Act marketplace, providers, and potentially our business, are not yet known.

Further, there have been several recent U.S. congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. For example, there have been several recent U.S. congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.

For example, on May 11, 2018, the Trump Administration issued a plan to lower drug prices. Under this blueprint for action, the Trump Administration indicated that the Department of Health and Human Services (HHS) will: take steps to end the gaming of regulatory and patent processes by drug makers to unfairly protect monopolies; advance biosimilars and generics to boost price competition; evaluate the inclusion of prices in drug makers’ ads to enhance price competition; speed access to and lower the cost of new drugs by clarifying policies for sharing information between insurers and drug makers; avoid excessive pricing by relying more on value-based pricing by expanding outcome-based payments in Medicare and Medicaid; work to give Part D plan sponsors more negotiation power with drug makers; examine which Medicare Part B drugs could be negotiated for a lower price by Part D plans, and improving the design of the Part B Competitive Acquisition Program; update Medicare’s drug-pricing dashboard to increase transparency; prohibit Part D contracts that include “gag rules” that prevent pharmacists from informing patients when they could pay less out-of-pocket by not using insurance; and require that Part D plan members be provided with an annual statement of plan payments, out-of-pocket spending, and drug price increases. More recently, on January 31, 2019, the HHS Office of Inspector General proposed modifications to the federal Anti-Kickback Statute discount safe harbor for the purpose of reducing the cost of drug products to consumers which, among other things, if finalized, will affect discounts paid by manufacturers to Medicare Part D plans, Medicaid managed care organizations and pharmacy benefit managers working with these organizations.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

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

Competitive Dynamics

Barriers to entry for competitors are high. The significant level of capital, scientific capabilities, and infrastructure required to achieve what we have achieved to date may deter new entrants. A high degree of specialization and expertise in equivalent drug conjugate and sustained release technologies and relevant therapeutic areas is essential for any competitor to succeed, which we have built up over many years since inception. While the power of suppliers has been relatively low given our development manufacturing capabilities, with the reduction in these capabilities the power of suppliers will likely increase. The power of buyers, i.e. pharmaceutical companies, is important insofar as they may be partners for the commercialization and distribution of our product candidates. Even for large pharmaceutical companies, the know-how, manufacturing, and effort involved in developing alternative products to us would potentially see them engage as partners rather than as competitors. Competitive pressures or substitutes for our compounds come from conventional small molecules or biologics (such as antibody drug conjugates). There is a growing trend for drugs to be produced using biotechnologies and it is likely that the main threat in the future will come from this class, albeit the costs of production and development are much higher, and the regulatory pathways more complex.

Competitive Technology

The main competing nanotechnologies are liposomes, polymers, carbon assemblies and other inorganic/metallic platforms. Carbon assemblies are not widely used in healthcare applications. Most nano activity has traditionally involved liposomes and polymers. More recently, the focus has moved to include inorganic nanoparticles using solid cores whereas ours is one of a few companies using gold. To the best of our knowledge, we are the only company using non-colloidal gold (colloidal gold is defined as larger GNPs 10-15nm and more, whereas our core GNP construct is less than 2nm) and are sufficiently progressed with the technology to have undertaken Phase II clinical trials. We believe we are therefore well positioned versus the other technologies and companies providing a differentiated platform that imparts favorable characteristics in drug delivery, including targeting and mobility, solubility (for otherwise non soluble compounds), stability (of peptides), compatibility (inert and biocompatible) and highly controlled delivery and release in the cell.

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

Competitive Companies

From a technology perspective, we believe other companies using GNP technologies include CytImmune Sciences, Inc., and Nanospectra Biosciences, Inc. Some companies use larger colloidal GNPs of 10 to 15nm or bigger, whereas we typically use non-colloidal gold cores smaller than 2nm.

Our Q-Sphera technology for biodegradable sustained-release formulation takes a microsphere-based approach that is based on printing individual microspheres. It enables next-generation formulation and engineering. We believe other companies in the sustained release space include GP Pharm, S.A., Peptron, Inc., Graybug, Inc. and Nanomi B.V., and Teva Pharmaceutical Industries Ltd, or Teva, Pharmathen S.A., Dr. Reddy’s Laboratories Ltd. and Mylan N.V. are developing sustained release octreotide formulations.

Manufacturing

We currently have manufacturing facilities in Bilbao, Spain, which we are in the process of closing. Following the closing of these facilities, we will not have any material manufacturing facilities. We currently are reliant on third part contract manufacturers.

To establish proof-of-concept for potential licensees, we are able to manufacture non-GMP material at pilot scale at our facility in Cardiff, Wales. We would expect a licensee to assume responsibility for manufacturing GMP material and commercial scale-up pursuant to a technology transfer agreement.

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

Our current business does not generally reflect any significant degree of seasonality.

Legal Proceedings

We are party to a claim by the estate of a former employee of Midatech Spain for unfair dismissal. The claim comprises various elements totaling up to €258,000. The case has been dismissed by an employment court in Spain, however it has been re-filed by the state in a civil court in Spain. We consider the claim without foundation and intend to vigorously defend against the claim.

Additionally, from time to time, we may be subject to various claims or legal proceedings that arise in the ordinary course of our business. Other than as disclosed in this Annual Report on Form 20-F, we currently are not a party to, and are not aware of any threat of, any legal proceedings, which, in the opinion of management, is likely to have or could reasonably possibly have a material adverse effect on our business, financial condition or results of operations.

Property, Plant and Equipment

Our headquarters, which houses our corporate offices, is located in Cardiff, Wales. We lease approximately 265 square meters (approximately 2,854 square feet), which also includes a sustainable release research laboratory, which lease expires in April 2022.

Our previous headquarters were located in Oxfordshire, United Kingdom, where we leased offices and laboratory facilities of approximately 543 square meters (approximately 1,782 square feet). We vacated this space on December 31, 2018, and the lease expired in February 2020. A sublease was granted for the term of the property lease, following our vacating of the premises. We also rent a single office from a service provider in Reading, United Kingdom, which may be terminated on three months’ notice.

We believe that our Cardiff, Wales facility is sufficient to meet our current needs.

We previously renewed our lease for our 513 square meter (approximately 5,524 square feet) manufacturing facility in Bilbao, Spain. The lease expires by its terms in 2030, with the option to terminate after five years. In addition, on September 1, 2019, we entered into a lease for a second facility in Bilbao, Spain for approximately 2,327 square meters (approximately 24,999 square feet), including storage space. The lease expires in August 2029, with the option to terminate after five years. In connection with the termination of the MTD201 program, we closed our Bilbao manufacturing facilities and provided notice to the landlord in respect of one lease. We expect to provide notice to the landlord in respect of the second lease in due course once we have made arrangements to sell or transfer the equipment contained in that facility. Both leases require one months’ notice and require us to return the building to its original condition.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes thereto appearing at the end of this Annual Report on Form 20-F. We present our consolidated financial statements in British pounds sterling and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The following discussion and analysis contains forward-looking statements. Statements that are not statements of historical fact, including expression of management’s beliefs and expectations, may be forward-looking in nature and based on current plans, estimates, projections and beliefs. Forward-looking statements are applicable only as of the date made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Information pertaining to fiscal year 2017 was included in our Annual Report on Form 20-F for the year ended December 31, 2018 on page 81 under “Item 5. Operating and Financial Review and Prospects” which was filed with the SEC on April 30, 2019.

Recent Developments

For information regarding our recent developments, please see “Item 4. Information on the Group—B. Business Overview—Recent Developments,” which is incorporated herein by reference.

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

The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 of this Annual Report on Form 20-F and “Item 3.D—Key Information—Risk Factors.” Our financial statements and the financial information discussed below have been prepared in accordance with IFRS.

Principal Factors Affecting Results of Operations

We consider the currency exchange rate between the British pound sterling, Euros and the United States dollar and certain other factors affecting the comparability of results of operations between periods as those most likely to influence our financial condition and results of operations.

Currency Exchange Rate

We report our financial results in British pound sterling and our cash reserves are also largely denominated in British pound sterling. Costs from our Spanish operation are denominated in Euros and revenues and costs from our former United States operations are denominated in United States dollars, which subjects us to currency exchange risks. A strong Euro or United States dollar against the British pound sterling would result in these Euros or United States dollars denominated costs needing a greater amount of cash to settle the cost.

During the periods set forth in our financial statements, incorporated herein by reference, and in particular during 2017, 2018 and the 2019, there has been considerable volatility in the British pound sterling against the Euro and the United States dollar. During 2017, 2018 and 2019, volatility in the British pound sterling was significant as currency markets fluctuated over the prospect of the United Kingdom and European Union reaching a deal over Brexit. At this time, we do not consider the exposure sufficient to utilize derivatives to manage the forward exchange risk. Certain other costs are denominated in other currencies; however, these are not considered material.

 Acquisition Transactions

Effective November 1, 2018, we sold Midatech US. In accordance with IFRS 5, the sale of Midatech US has been accounted for as a discontinued operation. Under IFRS 5, the results of the discontinued operation are removed from each line in the statement of comprehensive income and the overall losses attributable to the continuing and discontinued operations are reported separately on the face of the statement of comprehensive income. Consequently, the results set out in the statement of comprehensive income and described below refer to the continuing operations only; the loss from discontinued operations is shown in aggregate as a single line entry on the face of our consolidated statement of comprehensive income. Comparative figures in the statement of comprehensive income were restated to show continuing operations on a consistent basis.

Components of Consolidated Statement of Comprehensive Income Items

Revenue

Following the sale of Midatech US, our income streams comprise revenue derived from services provided to collaboration partners, milestone income from research and development contracts and grant revenue. Collaboration revenue is recognized at the agreed day rate as the relevant services are delivered. Milestone income is recognized as revenue in the accounting period in which the milestones are achieved. Milestones are agreed on a project by project basis and will be evidenced by set deliverables. Grant revenue is recognized in the accounting period in which unconditional funding is received.

Operating Expenses

We classify our operating expenses into three categories: (i) research and development, (ii) administrative costs and (iii) sales and marketing. These categories correspond to different functional areas within the Company. Prior to the sale of Midatech US, costs were also classified as distribution costs, sales and marketing, however this is no longer a material category for the business.

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

Research and Development Cost. Research and development costs consist of costs that are directly attributable to our research and development programs associated with the products described herein, including the cost of operating our Spanish manufacturing facility, which produces material exclusively for preclinical and clinical studies. This includes costs of third party contract research organizations, research specialist professional services providers, chemicals and other consumables used in the research and manufacturing process, depreciation of assets related to the research and development function, and payroll costs of staff directly assigned to the research and manufacturing operations.

Administrative Costs. All other costs are classified as administrative costs. These primarily consist of personnel costs for our executive, finance, corporate development and administrative personnel, as well as legal, accounting and other professional service fees, other corporate expenses, merger and acquisition costs and initial public offering costs that are charged to the consolidated statement of comprehensive income. Administrative costs also include depreciation of administrative assets. In 2018, administrative costs included a penalty charge of £0.3 million in respect of the early redemption of our loan facility with Midcap Financial Services, LLC, or MidCap.

Impairment of intangible assets. There was no impairment charge in 2019 or 2018. In 2017, the charge arising from impairment of intangible assets is shown separately on the face of the income statement

Finance Income

Finance income includes all interest receivable on cash deposits. In 2019, finance income also included a gain on an equity settled derivative financial liability. In October 2019 we issued 3,150,000 warrants in connection with a registered direct offering. In 2015, we assumed fully vested warrants and share options on the acquisition of DARA. The number of Ordinary Shares to be issued when the warrants and options are exercised is fixed, however the exercise prices are denominated in United States dollars, which is different from the functional currency of the Company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities in the consolidated statement of financial position with any gains or losses being recognized through finance income or finance expense in the consolidated statement of comprehensive income.

In 2018, finance income comprised bank interest received.

Finance Expense

Finance expenses include all interest payable on borrowings and loan instruments, and related arrangement fees. In 2019, finance expenses were comprised primarily of interest payable on loans from the Spanish govemment. In 2018, finance expenses were comprised primarily of interest payable in respect of our loan facility with MidCap.

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

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital. The carrying value of our goodwill was £2.3 million and £2.3 million as of December 31, 2019 and 2018, respectively, and intangible assets not yet ready for use was £10.1 million and £10.1 million as of December 31, 2019 and 2018, respectively. Following the sale of Midatech US, the value of intangibles relating to product and marketing rights as of December 31, 2019 and 2018 was nil.

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit. There was no impairment to any of the intangible assets for the year ended December 31, 2019 and 2018. There was no impairment to goodwill for the periods ended December 31, 2019 or 2018.

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

The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 27 to our consolidated financial statements for the year ended December 31, 2019 and are estimated as follows:

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

In 2019 and 2018, there were £49.6 million and £40.7 million of gross unutilized tax losses carried forward, respectively. Deferred tax assets of £1.6 million and £1.7 million as of December 31, 2019 and 2018, respectively, have been recognized because they qualify for offset against the deferred tax liabilities arising on the acquisition of Midatech Wales. The remaining potential deferred tax asset of £9.0 million and £7.3 million as of December 31, 2019 and 2018, respectively, has not been recognized in these accounts due to uncertainty as to the whether the asset would be recovered.

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

Leases

IFRS 16, Leases, defines the lease term as the non-cancellable period of a lease together with the options to extend or terminate a lease, if the lessee were reasonably certain to exercise that option. Where the lease includes the option for us to extend the lease term, we make a judgement as to whether it is reasonably certain that the option will be taken. This will take into account the length of time remaining before the option is exercisable, current trading, future trading forecasts as to the ongoing profitability of the organisation and the level and type of planned future capital investment. The judgement is reassessed at each reporting period. A reassessment of the remaining life of the lease could result in a recalculation of the lease liability and a material adjustment to the associated balances.

The discount rate used in the calculation of the lease liability involves estimation. The discount rate used is the incremental borrowing rate. This rates represents the rate we would have had to pay to borrow, over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

During 2019, we entered into an additional property lease in Spain. As of December 31, 2019 the Group had four leases that it accounted for under IFRS16, two in the United Kingdom and two in Spain. Management considered the extent to which extension option clauses in the two Spanish property leases gave us an enforceable right to extend the leases beyond their original terms. We concluded no enforceable right was provided. At January 1, 2019 and December 31, 2019, we assessed it was reasonably certain the expected life of the lease would be less than one year for a United Kingdom property lease, two to three years for the Spanish property lease and three to five years for the other United Kingdom property lease. As of December 31, 2019, we assessed it was reasonably certain the expected life of the leases would be less than one year for the United Kingdom property leases and three to five years for the Spanish property leases.

Discontinued Operations

Under the terms of the Purchase Agreement for the sale of Midatech US, we agreed to indemnify the Purchaser against, among other things, any liability related to any prescription drug user fee amounts owed to the FDA under the Prescription Drug Fee User Act by Midatech US for the United States government’s fiscal year ended September 30, 2018.

Midatech US had successfully obtained waivers for user fees for all prior fiscal periods in which it was liable under PDUFA and entered into the Purchase Agreement with the Purchaser believing that a further waiver would be obtained. However, during 2019 Midatech US sought approval from the FDA for a filing relating to one of its commercial products and was informed by the FDA that the approval would not be forthcoming while the PDUFA fee remained unpaid. Consequently, Midatech US paid the PDUFA fee of £0.95m and then, in accordance with the terms of the Purchase Agreement, we deposited the same amount with Midatech US, pending completion of the waiver application process. As of December 31, 2019, we considered the requirement to provide for a claim under the indemnity provisions in the Purchase Agreement, and concluded no provision was required.

As of June 30, 2019, we considered the deposit amount recoverable from Midatech US, based on the waiver application process being on-going and the historical success Midatech US had had in obtaining the waiver.

As of December 31, 2019, we reconsidered the recoverability of the deposit sum paid under the indemnity, and although the waiver process is still on-going, we concluded, based on third party advice, that the probability of successfully achieving the waiver had diminished and therefore have taken the decision to expense the cost of the indemnity claim in 2019.

Going Concern

We are subject to a number of risks similar to those of other development and early-commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenue from the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of our pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfill our commercial and development activities and generating a level of revenue adequate to support our cost structure.

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our portfolio. For the year ended December 31, 2019, the Company incurred a consolidated loss from operations of £10.1 million and negative cash flows from operations of £6.5 million. As of December 31, 2019, we had an accumulated deficit of £99.8 million.

Our consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 2019, we had cash and cash equivalents of £10.93 million. In May 2020, we completed an equity offering, raising £3.7 million, net of costs. We believe we currently have enough cash to fund our planned operations into the second quarter of 2021.

Our future viability is dependent on our ability to generate cash from operating activities, to raise additional capital to finance our operations and to successfully obtain regulatory approval to allow marketing of our development products. Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies. For example, due to our current and forecasted cash position, on March 31, 2020, we made the decision to cease self-funded development of certain of our research and development programs, close our Spanish operations and make certain positions redundant in our United Kingdom operations. In connection with our strategic review announced on the same date, we are in the process of seeking to license or assign one or more of our technologies to a partner or, alternatively, to seek a buyer for our Company. Any or all of these transactions may be on unfavorable terms.

We have prepared cash flow forecasts and considered the cash flow requirement for our next five years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned.  This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2019 with respect to this uncertainty.

In addition, the global spread of pandemic novel coronavirus, COVID-19, places increased uncertainty over our forecasts. The restrictions placed and being placed on the movement of people will likely cause delays to some of our plans. The scale of the impact of COVID-19 is evolving and it is difficult to assess to what extent, and for how long, it will cause delays to our operations. We have established a COVID-19 task force internally to monitor the impact of COVID-19 on our business and prioritize activities to minimize its effect.

In addition to utilizing the existing cash reserves, as part of our strategic review, we and our advisors are evaluating a number of near-term funding options potentially available to us, including fundraising, the partnering of assets or technologies or the sale of the Company. After considering the uncertainties, we considered it appropriate to continue to adopt the going concern basis in preparing the financial information.

Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and/or dispose of assets, for which there can be no assurance we will be able to do on a timely basis, on favorable terms or at all.

Recently Issued and Adopted Accounting Pronouncements

A number of new standards, amendments to standards, and interpretations became effective from January 1, 2019 or January 1, 2020, as applicable, and were applied in preparing our financial statements.

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

Adoption of IFRS 16 results in us recognizing right-of-use assets and lease liabilities for all contracts that are, or contain, a lease. For leases previously classified as operating leases, we did not recognize related assets or liabilities, and instead spread the lease payments on a straight-line basis over the lease term, disclosing in our annual financial statements the total commitment.

We have implemented the new standard effective January 1, 2019, applying the modified retrospective adoption method in IFRS 16, and, therefore, we only recognize leases on the balance sheet as at January 1, 2019. In addition, we have determined to measure right-of-use assets by reference to the measurement of the lease liability on that date. This will ensure there is no immediate impact to net assets on that date. At January 1, 2019 and December 31, 2019, we recorded a lease liability of £546,000 and £907,000, respectively in our accounts, reflecting a 3.0% and 4.8%, respectively, discount rate on the lease commitment. At January 1, 2019 and December 31, 2019, we recognized a corresponding right-of-use asset of £395,000 in respect of two of our leases, based upon the present value of future payments under these leases. As of December 31, 2019, we recognized a corresponding right-of-use asset of £828,000 in respect of three of our leases, based upon the present value of future payments under these leases.

The balance of the lease liability of £152,000 relates to a sublease agreement entered into by the Company to mitigate the impact of an otherwise onerous lease on the closure of our Abingdon, United Kingdom headquarters. This has been recognized as a lease receivable as we have determined that the sublease meets the definition of a finance lease under the transitional provisions of IFRS16 and therefore, no right-of-use asset is recognized.

Instead of recognizing an operating expense for our operating lease payments, we instead recognize interest on our lease liabilities and amortization on our right-of-use assets. Given the nature of the leases involved and assuming the current low interest rate environment continues, we do not currently expect the effect on loss from operations to be significant.

IFRIC 23 Uncertainty over Income Tax Treatments. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. IFRIC 23 requires us:

•	to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;

•	to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and

•	to measure, if it is not probable that the uncertain tax treatment will be accepted, the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

We elected to apply IFRIC 23 retrospectively with any cumulative effect to be recorded in retained earnings as at the date of initial application, January 1, 2019. The adoption of IFRIC 23 did not result in a change in corporate tax liabilities or assets.

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that we have decided not to adopt early. The following amendments are effective for the period beginning January 1, 2020:

•	IAS 1, Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (Amendment – Definition of Material);

•	IFRS 3, Business Combinations (Amendment – Definition of Business); and

•	Revised Conceptual Framework for Financial Reporting.

We do not expect any other standards issued by the IASB, but not yet effective, to have a material impact on us.

In January 2020, the IASB issued amendments to IAS 1, which clarifies the criteria used to determine whether liabilities are classified as current or non-current. These amendments clarify that current or non-current classification is based on whether an entity has a right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. The amendments also clarify that ‘settlement’ includes the transfer of cash, goods, services, or equity instruments unless the obligation to transfer equity instruments arises from a conversion feature classified as an equity instrument separately from the liability component of a compound financial instrument. The amendments are effective for annual reporting periods beginning on or after 1 January 2022.

We are currently assessing the impact of this new accounting standard and amendment.

Results of Operations

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following table summarizes our consolidated results of operations for the years ended December 31, 2019 and 2018. These results reflect the sale of Midatech US in November 2018 and the resultant classification of its results under discontinued operations:

	Year Ended December 31,
	2019	2018
	(£ in thousands)

Revenue	312	149
Grant revenue	362	1,789
Total revenue	674	1,938
Other income	15	--
Research and development costs	(7,843)	(9,359)
Distribution costs, sales and marketing	(323)	--
Administrative costs	(3,841)	(4,394)
Loss from operations	(11,318)	(11,815)
Finance income	492	2
Finance expense	(97)	(587)
Loss before taxation	(10,923)	(12,400)
Taxation	1,785	2,032
Loss from continuing operations	(9,138)	(10,368)
Loss from discontinued operations	(947)	(4,662)
Loss for the year attributable to the owners of the parent	(10,085)	(15,030)

Revenue. For the year ended December 31, 2019, we generated consolidated Revenues from continuing operations of £0.31 million, compared to £0.15 million in 2018, comprising formulation services for customers in each year.

Research and Development Costs. We incurred research and development costs of £7.84 million in 2019, compared to £9.36 million in 2018, a decrease of 16%, primarily due to lower research and development headcount costs and associated overheads of £2.18 million offset by £0.98 million of higher clinical development costs, primarily associated with our lead clinical programs, MTD201 and MTX110.

Distribution costs, sales and marketing. In 2019, these costs related to market, payor and pricing research related to our lead clinical programs, MTD201 and MTX110. There were no costs in the year ended December 31, 2018.

Administrative costs. For the year ended December 31, 2019, our administrative costs were £3.84 million, as opposed to £4.39 million in 2018, a decrease of 13%, primarily as a result of a movement on foreign exchange losses of £0.44 million and a loan redemption penalty and other costs relating to the early repayment of the MidCap Credit Agreement of £0.30 million in 2018, offset by a reduction in property costs and other overheads.

Finance Income. Overall, finance income of £0.49 million was credited to the income statement in 2019, comprising a gain on an equity settled financial liability of £0.48 million and bank interest received of £8.00 thousand, compared to £2.00 thousand in 2018.

Finance Expense. Finance expenses of £0.10 million were charged in 2019, as compared to £0.59 million in 2018, a decrease of £0.49 million. The decrease is due to a full year of loan interest plus arrangement fees relating to the MidCap Credit Agreement being charged in 2018 offset by an increase in interest charged on government loan notes in Midatech Spain after a principal drawdown of €6.6 million in September 2019.

Loss from discontinued operations. This comprises the aggregate income statement loss from the Midatech US business. The loss in the year ended December 31, 2019 was £0.95 million compared to £4.66 million in 2018. The 2019 loss relates to a claim made under the indemnification provisions pursuant to the Purchase Agreement for Midatech US, which we paid a deposit on in April 2019, pending the final determination of the PDUFA waiver by the FDA. We reassessed the fair value of the deposit receivable to be nil as of December 31, 2019. The 2018 loss includes the loss on disposal of £1.41 million associated with the sale of the Midatech US business.

B.	Liquidity and Capital Resources.

Overview

We have incurred significant net losses and have had negative cash flows from operations during each period from inception through December 31, 2019, and had an accumulated deficit of £99.8 million as of December 31, 2019. We have yet to generate a profit and, excluding share issues, cash flows have been consistently negative from the date of incorporation. Management expects operating losses and negative cash flows to continue for the foreseeable future. We believe our existing balances of cash and cash equivalents will be insufficient to satisfy our working capital needs and other liquidity requirements associated with our existing operations over the next 12 months. Additional funding will have to be obtained, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of our product candidates and formulations, as well as consider other strategic alternatives.

If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing stockholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares (including the Depositary Shares) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

As of December 31, 2019, we had cash and cash equivalents of £10.9 million. Historically, we have financed our operations primarily from the net proceeds of public and private share placings. In December 2014, we received net proceeds of £30.6 million from the issuance and sale of 599,250 of our Ordinary Shares in our initial public offering and associated listing on AIM. In October 2016, we received net proceeds of £15.6 million from the issuance and sale of 757,852 of our Ordinary Shares in a placing and open offer outside of the United States. In September 2017, we received net proceeds of £5.7 million from the issuance and sale of 615,733 Ordinary Shares in a placing outside of the United States. In February 2019, we received net proceeds of £12.3 million from the issuance and sale of 17,410,773 Ordinary Shares in a subscription, placing and open offer outside of the United States. In October 2019, we received net proceeds of £1.8 million from the issuance and sale of 600,000 Depositary Shares (representing 3,000,000 Ordinary Shares) and warrants to purchase 600,000 Depositary Shares (representing 3,000,000 Ordinary Shares) in registered direct offering and concurrent private placement in the United States.

In May 2020, we received net proceeds of $2.6 million from the issuance and sale of 1,818,182 Depositary Shares (representing 9,090,910 Ordinary Shares) and warrants to purchase 600,000 Depositary Shares (representing 9,090,910 Ordinary Shares) in a registered direct offering and concurrent private placement in the United States. In addition, in May 2020, we received net proceeds of £1.6 million from the issuance and sale of 6,666,666 Units in the UK Placing.

In addition to the potential issuance of any debt securities or additional equity securities, we continue to assess the market value of certain of our assets so that non-dilutive funding could be available, if required, to drive long term value for the Company without a reliance on equity funding. In connection with this, effective November 1, 2018, we sold all of the issued and outstanding stock of Midatech US to an affiliate of Barings LLC for initial cash consideration of $13.0 million, plus up to an additional $6.0 million in cash payable upon the obtainment of certain net sales milestones in 2018 and 2019 with respect to certain of the products marketed by Midatech US, individually and in the aggregate, less than any amounts payable pursuant to any indemnification provisions under the Purchase Agreement. The net sales milestones for 2019 and 2018 were not achieved and no additional cash was payable to us for such period. In April 2019, we paid an indemnification claim of $1.2 million in respect of PDUFA fees, which fees remain the subject of a waiver request with the FDA. If the waiver request is accepted by the FDA, such amount paid will be returned to us, though there can be no guarantee that such waiver will be approved. In connection with the closing of the Midatech US sale, we paid off all of the outstanding amounts under the MidCap Credit Agreement and terminated the MidCap Credit Agreement. Such amount, including early repayment fees and deferred interests, was $7.7 million.

On September 1, 2018, we were awarded a €1.5 million unsecured loan from the regional government of the Basque region of Spain as part of their Gauzatu Industry program, which is a government funded program to support local small and medium-sized enterprises in establishing infrastructure and capability for global industries. The Basque Loan was intended to be used as part of our commercial scale up for our MTD201 program and Q-Sphera technology platform. The Basque Loan was never drawn by the Company. Due to the termination of the MTD201 program and shut down of our Bilbao, Spain manufacturing facilities, we have terminated this loan agreement.

On September 11, 2019, we were awarded a €6.6 million loan from the Spanish Ministry of Industry, Commerce and Tourism, under its Re-industrialisation Programme. The loan can be drawn down through January 2021, with principal due and payable in seven equal annual installments of €0.94 million each, commencing in September 2023. Interest, which is payable annually in arrears, accrues at the annual rate of 1.647% for the life of the loan. For each of the first three years, interest payable is approximately €0.1 million, with subsequent payments diminishing over the remainder of the term of the loan. The loan is partially secured by a guarantee by the Company of €3.0 million (€2.7 million relating to the principal loan amount, plus a further €0.3 million in respect of future interest) in the form of a cash bond. The REINDUS Loan was intended to partially fund activities to scale-up the manufacturing capability of our MTD201 program, however, in connection with our decision to terminate the MTD201 program and shut down our Bilbao, Spain manufacturing facilities, we have begun the process to repay this loan. Upon repayment, we expect our cash bond to be released. The total amount to be repaid is approximately €3.6 million (net of deposits returned to us).

In March 2020, we reviewed the remaining costs necessary to complete the Phase III clinical trial of MTD201, as well as the manufacturing scale-up of our MTD201 manufacturing capabilities at our Bilbao, Spain facilities. We believe the remaining costs are in the order of $30 million (of which $8.5 million has been raised in loans from the Spanish government, as discussed in more detail herein). Given the state of the financial markets, and our current cash runway, we determined we were unlikely to conclude a license transaction or raise sufficient funds to continue the required remaining investment in MTD201 in a timely manner. Due to this, the Board of Directors made the determination to terminate the further in-house development of MTD201 immediately and to seek a license partner for it.

In connection with the decision to terminate the MTD201 program, the Board of Directors determined to close our manufacturing facilities in Bilbao, Spain. We are currently in the process of closing these facilities. We have offered redundancy to all of our Midatech Spain employees, and we are currently now, as required by Spanish law, in a period of consultation with these employees. We have also offered redundancy to five employees located in the United Kingdom in our clinical research and administrative departments.

With respect to MTX110, provided sufficient funding is available to support the overall program we will continue to develop the product candidate. For example, we anticipate we will use a portion of the net proceeds from our May 2020 equity offerings to fund the clinical development program of MTX110, among other things.

On March 31, 2020, we announced that, due to the prevailing conditions in the capital markets and the prospect of raising additional funds and finding a partner for our assets, the Board of Directors initiated a strategic review of our operations. The objective of the review is to identify ways to maximize value for our shareholders given the significant challenges faced by our business. We have formed a Finance Committee comprised of Mr. Stamp and Rolf Stahel, our Chairman, to review, analyze and make recommendations to the Board of Directors regarding a possible sale of our business or other strategic transactions.

On April 20, 2020, we announced an update to the strategic review of operations including the appointment of Noble to advise us on options for extracting value from its technologies. These options are expected to include partnering our clinical stage assets, partnering existing and upcoming proof of concept formulations, partnering or selling one or more of its technologies or selling the entire company. A sale of the company would be pursuant to a ‘Formal Sale Process’, as defined by the Takeover Code. The Panel on Takeovers and Mergers, a United Kingdom-body that issues and administers the Takeover Code, has agreed to allow us and our advisers to conduct discussions with potential acquirors without the requirement to publicly identify any interested parties. As a result of the announcement, we are considered to be in an ‘Offer Period,’ which places certain restrictions and reporting obligations on us.

On June 8, 2020, we received a letter sent on behalf of Secura Bio, dated June 1, 2020, purporting to terminate the Secura License Agreement. Pursuant to the Secura License Agreement, Midatech Limited was granted a non-exclusive worldwide, sublicenseable license to certain patents of panobinostat, the active pharmaceutical ingredient of our development product MTX110. Midatech Limited’s rights are limited to the treatment of brain cancer in humans, administered by convection-enhanced delivery.

We plan to continue to pursue development of MTX110 and the strategic review process previously disclosed. We are also reviewing with our outside counsel remedies we may have if Secura Bio does not withdraw the notice and otherwise cease to interfere with our ongoing business and strategic review process, which we have formally requested. We are evaluating available actions to protect our rights under the Secura License Agreement and our assets.

Our current strategy is based on advancing our proprietary technology platforms and programs with a view to partnering these assets during the course of their development, thereby earning royalty income, or working with third party pharmaceutical companies to re-formulate their proprietary medicine on a fee-for-service basis. We are subject to risks incident in the development of new biopharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

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

Cash Flows

The following table presents a summary of the primary sources and uses of cash for the years ended December 31, 2019 and 2018:

	Year ended December 31,
	2019	2018
	(£ in thousands)
Cash used in operating activities	(6,489)	(13,450)
Cash (used in) provided by investing activities	(3,807)	9,042
Cash provided by (used in) financing activities	18,733	(6,472)
Net increase (decrease) in cash and equivalents	8,437	(10,880)

The following table presents a summary of our cash flows from discontinued operating activities arising from the discontinued Midatech US business:

	Year ended December 31,
	2019	2018
	(£ in thousands)
Cash used in operating activities	--	(5,368)
Cash used in investing activities	(947)	9,259
Cash used in financing activities	--	7
Net cash flows from discontinued operations	(947)	3,898

Cash outflow from operating activities arising from discontinued operations for the year ended December 31, 2019 was nil compared to £5.37 million for the year ended December 31, 2018. Midatech US was sold in November 2018.

Cash Provided By (Used In) Investing Activities from Discontinued Operations. The cash outflow in 2019 in investing activities of £0.95 million relates to a deposit paid in respect of a claim made under the indemnification provisions of the Purchase Agreement for Midatech US. Cash provided by (used in) investing activities includes the following amounts relating to the sale of the discontinued Midatech US operation to an affiliate of Barings LLC for initial cash consideration of $13.0 million:

	Year ended December 31,
	2019	2018
	(£ in thousands)
Cash consideration received	--	9,350
Other consideration received	--	--
Total consideration received	--	9,350
Cash disposed of	--	(91)
PDUFA deposit	(947)	--
Net cash outflow on disposal of discontinued operations	(947)	9,259

Operating Activities

The following table presents a summary of the cash used in operations as of the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
	(£’s in thousands)
Cash flows from operating activities before changes in working capital	(10,207)	(13,361)
Changes in working capital	1,798	(1,453)
Cash used in operations	(8,409)	(14,814)

Cash flows from Operating Activities before Changes in Working Capital. Net cash outflow from operating activities before changes in working capital was £10.21 million as of December 31, 2019, as opposed to £13.36 million during the same period in 2018. This decreased cash outflow of £3.15 million, or 24%, reflected lower operating losses of £4.95 million offset by an increase in interest costs of £0.98 million, a lower loss on disposal of subsidiary of £0.46 million and other items of £0.35 million.

Cash Used in Operations. Working capital decreased in cash flow terms by £1.80 million for the year ended December 31, 2019, compared to an increase of £1.45 million for 2018.  The decrease in 2019 primarily comprised a decrease in trade and other receivables of £0.72 million and an increase in trade and other payables of £1.14 million.

Taxes Paid.  Research and development tax credits of £1.92 million were received in 2019, as opposed to £1.36 million in 2018. This related to claims submitted in the prior financial year.

Investing Activities

Purchase of property, plant and equipment of £0.31 million occurred in the year ended December 31, 2019, compared to £0.24 million for the same period in 2018. This was largely related to the purchase of equipment for our former manufacturing facility in Bilbo, Spain. During 2019, a cash-backed guarantee was put in place as security for the loan received from the Spanish government in the same period.

Financing Activities

Repayment of Borrowings. In 2019, we repaid borrowings of £0.58 million, as opposed to £5.82 million in 2018.

Loan Finance Raised. For the year ended December 31, 2019, we raised £5.58 million in loans from Spanish governmental agencies, which was split between principal and government subsidy.

For the year ended December 31, 2018, we entered into a loan agreement, however we did not draw on the loan.

Shares Issued Net of Costs. We raised £15.8 million in gross proceeds for the year ended December 31, 2019 in cash, in a subscription, open offer and placing in February 2019 and registered direct offering and private placement in October 2019. We incurred expenses of £1.6 million in the aggregate with respect to these offerings.

On February 26, 2019, we issued (i) 10,389,610 units to new investors pursuant to a subscription agreement for aggregate consideration of £8.0 million, (ii) 4,331,384 units in connection with a placing, or the 2019 Placing, to certain new and existing investors and 1,716,951 Ordinary Shares to an existing investor, for an aggregate consideration of £4.7 million, and (iii) 972,827 units in connection with an open offer to all of our existing shareholders who did not participate in the 2019 Placing, for an aggregate consideration of approximately £0.75 million. Each unit consisted of one Ordinary Share and one warrant to acquire Ordinary Shares.

On October 25, 2019, we completed the closing of a registered direct offering with an investor for the sale of 3,000,000 Ordinary Shares represented by 600,000 Depositary Shares at a price per Depositary Share of $5.00, for aggregate gross proceeds of $3.0 million (£2.36 million). In the concurrent private placement, we sold to the Investor Private Placement Warrants to purchase a total of 3,000,000 Ordinary Shares represented by 600,000 Depositary Shares at an exercise price of $6.25 per Depositary Share.

We did not conduct any fundraising activities for the year ended December 31, 2018.

For the year ended December 31, 2019, we issued 25,000 Ordinary Shares to be purchased by the Midatech Pharma Share Incentive Plan, an employee share incentive trust.

For the year ended December 31, 2018, we issued 5,000 Ordinary Shares to be purchased by the Midatech Pharma Share Incentive Plan.

Cash and Cash Equivalents

Cash increased for the year ended December 31, 2019 by £8.44 million, before the impact of foreign exchange movements, compared to a decrease of £10.88 million in the corresponding period in 2018. This increase was due to continuing trading losses offset by the net proceeds from share issuances during the year of £14.11 million. As of December 31, 2019, we had cash and cash equivalents of £10.93 million compared to £2.34 million as at December 31, 2018.

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

E.	Off-Balance Sheet Arrangements.

As of December 31, 2019, we did not have any off-balance sheet arrangements as defined in Item 5.E.2 of Form 20-F.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations as of December 31, 2019:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(£ in thousands)
Government Research Loans	6,678	272	374	2,715	3,317
Lease Liabilities	1,296	244	595	457	--
Total	7,974	516	969	3,172	3,317

Lease Liabilities relate to leases for analytical equipment used in our Spanish manufacturing facility and Cardiff, United Kingdom research and development site and also leases on properties occupied by the Group. During 2019, we entered into new lease commitments.

In September 2019, Midatech Spain was awarded a €6.6 million loan from the Spanish Ministry of Industry, Commerce and Tourism, under its Re-industrialisation Programme. For more information, see “—B. Liquidity and Capital Resources—Overview.” On initial recognition, the REINDUS Loan is discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognized. No such expenditure was recognized in 2019.

Midatech Spain has a further three Government Research Loans outstanding as at December 31, 2019 for the finance of research, technical innovation and the construction of their laboratory. The loans are term loans which carry sub-market interest rates, and they are repayable over periods through to 2024. The loans carry default interest rates in the event of scheduled repayments not being met. The loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognized.

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

The following table sets forth certain information about our current directors and senior management. The professional address of each of the directors is care of Midatech Pharma PLC, Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA, United Kingdom.

Name	Age at 12/31/2019	Position/Title
Directors:
Stephen Stamp (1) (2)	58	Chief Executive Officer and Chief Financial Officer, Director
Rolf Stahel (1) (2) (3) (4)	75	Non-Executive Chairman of the Board of Directors
Simon Turton, Ph.D. (1) (2) (3) (4)	52	Senior Independent Non-Executive Director
Sijmen (Simon) de Vries, M.D. (1) (2) (3) (4)	60	Non-Executive Director
Senior Management (5):
Steve Damment	62	Executive Vice President, Research & Development

__________________________

(1)	Nominations Committee member
(2)	Disclosure Committee member
(3)	Remuneration Committee member
(4)	Audit Committee member
(5)	Other than directors who are also members of senior management.

Directors

Stephen Stamp has served as our Chief Executive Officer since March 31, 2020, and our Chief Financial Officer and a member of our Board of Directors since September 2019. Prior to joining the Company, Mr. Stamp served as Chief Executive Officer of Ergomed plc (AIM: ERGO) from December 2017 until January 2019 and Chief Financial Officer from January 2016 to July 2018. From March 2013 until July 2015, Mr. Stamp served as the Chief Financial Officer of Assurex Health, Inc. Mr. Stamp served as Chief Financial Officer of EZCORP Inc. (NASDAQ: EZPW) and KV Pharmaceuticals Co. from November 2010 to October 2012 and March 2010 to June 2010. Mr. Stamp has also previously served as Chief Operating Officer of Xanodyne Pharmaceuticals, Inc., and Group Finance Director of Regus PLC (now IWG plc) (LON: IWG) and Shire plc (subsequently acquired by Takeda Pharmaceuticals Company Limited). Mr. Stamp is a Chartered Accountant and qualified with KPMG LLP. Mr. Stamp has a Bachelor’s degree in economics from the University of Manchester.

Rolf Stahel has served as our non-executive Chairman of the Board and director (including his service to our predecessor entity) since March 1, 2014. Since December 2016 Mr. Stahel served as the non-executive Chairman and a director of Ampha Limited. Between 2009 and 2016, Mr. Stahel served as the Non-Executive Chairman and a director of Connexios Sciences Pvt. Ltd., and between April 2014 and March 2017 he served as Non-Executive Chairman and a director of Ergomed plc (LON: ERGO). Mr. Stahel is also the sole shareholder and founder of Chesyl Pharma Ltd. From March 1994 to March 2003, Mr. Stahel served as the Chief Executive Officer and a director of Shire plc (subsequently acquired by Takeda Pharmaceuticals Company Limited). Prior to that time, Mr. Stahel worked in various positions with Wellcome plc, the predecessor to GlaxoSmithKline plc (NYSE: GSK), for 27 years. Mr. Stahel has previously served as the Non-Executive Chairman of EUSA, Cosmos Pharmaceuticals SpA (SIX: COPN), PowderMed Ltd. and Newron Pharmaceuticals SpA (SWX: NWRN).

Simon Turton, Ph.D. has served as a non-executive member of our Board of Directors since December 2014. Dr. Turton served as Chairman of Q Chip and OpsiRx Pharmaceuticals from March 2014 until their acquisition by us in December 2014. Since January 2015, he has served as the Managing Director of Gensmile Limited. In 2002, Dr. Turton joined Warburg Pincus’, most recently as head of healthcare investing activities in Europe, until June 2011. Dr. Turton has previously served on the board of Archimedes Pharma, Eurand, ProStrakan Group plc and Tornier, Inc. (NASDAQ: TRNX). Dr. Turton has a Master’s of Business Administration from INSEAD and a Ph.D. in pharmacy from the University of London.

Sijmen (Simon) de Vries, M.D. has served as a non-executive member of our Board of Directors since October 2004 (including his service to our predecessor entity). Since November 2008, Dr. de Vries has served as of the Chief Executive Officer of Pharming Group NV (Euronext: PHARM). Prior to that, Dr. de Vries served as Chief Executive Officer of 4-Antibody and Morphochem AG. Prior to this he worked at Novartis Pharma, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals Plc, where he held senior business and commercial positions. Dr. de Vries holds an M.D. degree from the University of Amsterdam and a Masters of Business Administration in General Management from Ashridge Management College (United Kingdom).

Senior Management

Steve Damment has served as our Executive Vice President, Research and Development since March 2018. Prior to that time, Dr. Damment served our Senior Vice President of Translational Medicine from May 2015 to March 2018. Dr. Damment is also the founder and, since January 2014, the Chief Science Officer of Aluztura Bio Ltd., a start-up oncology company. From January 2000 to December 2013, Dr. Damment served as Senior Vice President, Biosciences for Shire Pharmaceutical Development Ltd., a subsidiary of Shire plc. Dr. Damment also served in various roles with Glaxo-Wellcome R&D Ltd., most recently as Head of Toxicology. Dr. Damment has a Bachelor of Science in zoology and marine biology from the University of Liverpool, a Master’s of Science and a diploma in toxicology from the University of Birmingham and Royal College of Pathologists, respectively, and a Ph.D. in toxicology/physiology from the University of Manchester.

For the biographical information of Stephen Stamp, our Chief Executive Officer and Chief Financial Officer, see “—A. Directors and Senior Management—Directors.”

B.	Compensation

The following section reports the remuneration of our Board of Directors and senior management and describes our compensation policies and actual compensation for its executive officers as well as our use of equity incentives.

Compensation of Non-Executive Directors

Our non-executive directors receive a fee for their services as a director, which is approved by our Board of Directors, giving due consideration to the time commitment and responsibilities of their roles and of current market rates for comparable organizations and appointments. Non-executive directors are reimbursed for travelling and other incidental expenses incurred on our business in accordance with our expenses policy.

As part of a broader commitment to reduce costs across the business during 2017, the Board of Directors unanimously agreed to reduce the remuneration for the non-executive directors, effective from October 1, 2017. As result of this, the remuneration of the non-executive directors was reduced by 20%. These reductions will be reversed at such time as our share price returns to a closing price of £20.00.

The following table summarizes the compensation paid to our non-employee directors during 2019 (including for any service on any our subsidiaries).

Name	Fees Earned or Paid in Cash (£)(1)	All Other Compensation (£)(2)	Total £
Sijmen de Vries	30,400	-	30,400
Frédéric Duchesne (3)	12,784	-	12,784
Michele Luzi (4)(5)	7,600	-	7,600
John Johnston (4)(5)	7,600	-	7,600
Dr. Huaizheng Peng (6)	25,765	-	25,765
Pavlo Protopapa (5)	7,600	-	7,600
Rolf Stahel	40,000	50,000	90,000
Simon Turton (4)	30,400	-	30,400

_____________

(1)	Includes annual fees, committee chairpersonship fees and meeting fees.
(2)	Includes fees paid to Mr. Stahel in connection with a consultancy agreement with Chesyl Pharma Limited, a company wholly owned by Mr. Stahel.
(3)	Mr. Duchesne was appointed to the Board of Directors on July 31, 2019 and resigned from the Board of Directors effective March 31, 2020.
(4)	A portion of the compensation paid to each of Messrs. Johnston, Luzi and Turton for their services on the Board of Directors are paid to consulting firms owned by each of Messrs. Johnston, Luzi and Mr. Turton, respectively; however, we do not receive any consulting services from Messrs. Johnston, Luzi or Turton or their respective consulting firms.
(5)	Each of Messrs. Luzi, Johnston and Protopapa resigned from the Board of Directors effective as of February 26, 2019.
(6)	Dr. Peng was appointed to the Board of Directors on February 26, 2019 and resigned from the Board of Directors effective March 31, 2020.

The following table sets forth, as of December 31, 2019, the aggregate number of option awards held by those individuals who served as non-executive directors during 2019:

Name	Number of Options	Grant Date	Exercise Price per Share (£)	Expiration Date
Michele Luzi (1)(2)	939 (3)	4/20/2012	83.80	4/20/2022
Sijmen de Vries	200 (3)	4/20/2012	83.80	4/20/2022
	500 (4)	6/30/2014	1.50	6/30/2024

___________

(1)	Stock options held by Mr. Luzi were granted as part of a prior investment in Midatech Limited in 2011 and not for service as a non-executive director.
(2)	Mr. Luzi resigned from our Board of Directors effective as of February 26, 2019.
(3)	The stock options are fully vested.
(4)	The stock options vest in the following installments: (i) 50% of the stock options vest when our share price is £106.20 a share, (ii) a further 25% of the stock options vest when our share price is £274.40 a share and (iii) the remaining 25% of the stock options vest when our share price is £377.20 a share.

All stock options were granted with an exercise price at or above market value on the date of grant.

Deed of Indemnity

Under a deed poll declared by the Company on August 5, 2015, or a Deed of Indemnity, the Board of Directors and our Company Secretary are indemnified against costs and liabilities incurred in connection with their office, other than any liability owed by such person to the Company itself (or any of its associated entities) and other than indemnification for liabilities in certain circumstances, which are prohibited by virtue of the Companies Act. The Deed of Indemnity provides that a director may also be lent sums to finance any relevant defense costs, provided that, in the event such proceedings involve criminal or civil matters in which the person is convicted or has a judgment made against him or her, then such loan must be repaid.

Letters of Appointment

Each non-executive director (other than Mr. Stahel) has been appointed to serve on our Board of Directors pursuant to a letter of appointment. The initial term of appointment for each director is three years, unless terminated earlier by either party upon one month’s prior notice or in accordance with the terms of the letters of appointment. The appointment is subject to our articles of association, and is subject to confirmation at any annual general meeting of the Company.

Each non-executive director (other than Mr. Stahel) is paid an annual fee of £30,400, which covers all duties, including committee service or service on the board of a Midatech subsidiary, with the exception of committee chairmanships and certain additional responsibilities, such as taking on the role of senior independent director. In addition, we reimburse each director for reasonable and properly documented expenses incurred in performing their duties. As noted above, we also grant each director a deed of indemnity against certain liabilities that may be incurred as a result of their service, to the extent permitted by the Companies Act.

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

Rolf Stahel Letter of Appointment

Pursuant to a term of appointment dated April 15, 2014, as amended on December 2, 2014, or the Stahel Appointment Agreement, Rolf Stahel was appointed non-executive Chairman of the Board of Directors, with effect from March 1, 2014. The initial term of appointment for Mr. Stahel expired on February 28, 2015 but Mr. Stahel was subsequently re-elected by the directors of Midatech with the current term expiring in April 2020. In addition, his appointment may be terminated:

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

Pursuant to the terms of the Stahel Appointment Agreement, Mr. Stahel is paid an annual fee of £40,000 (reduced from £50,000 with effect from October 1, 2017). Mr. Stahel is also paid an additional fee of £40,000 under a consultancy agreement (reduced from £50,000 with effect from October 1, 2017). Mr. Stahel is entitled to additional payments depending upon the amount of time he devotes to the Company under the consultancy agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Chesyl Pharma Limited.” In addition, in connection with the execution of the Stahel Appointment Agreement, we granted to Mr. Stahel options to acquire Ordinary Shares at a price of £1.50 per share, which he subsequently exercised. Mr. Stahel, in accepting the options, agreed to certain restrictions on any disposal and voting rights of such shares. As to 12,244 of such shares held by Mr. Stahel, Mr. Stahel is prohibited from disposing of such shares unless and until the Company reaches certain milestones set forth in the Stahel Appointment Letter. Such shares that are subject to disposal restrictions are unable to be voted upon by Mr. Stahel during the periods described above in respect of the amount of such shares which remain under restriction.

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

Compensation of Executive Officers

The following table summarizes the compensation earned by our senior management during 2019 (including for any service on any our subsidiaries), including one former executive officer.

Name	Salary (£)	Bonus (1)(£)	Option Awards (2) (£)	All Other Compensation (3)(£)	Total (£)
Stephen Stamp	49,846	5,642	35,672	5,333	96,493
Chief Executive Officer & Chief Financial Officer (4)
Craig Cook	265,762	67,980	144,000	23,779	501,521
Former Chief Executive Officer (5)
Nick Robbins-Cherry	136,178	--	--	15,747	151,925
Former Chief Financial Officer (6)
All current and former senior management as a group (4 persons) (7)	582,911	105,758	208,872	54,711	952,252

84

_____________

(1)	Mr. Stamp, Dr. Cook, Mr. Robbins-Cherry and Dr. Damment have or had a bonus target of 33%, 50%, 33%, and 30% respectively, of their annual base salary, which bonus is or was payable upon attainment of objectives as determined in the subjective judgment of the Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. The bonuses achieved for fiscal 2019 were paid in February 2020. Mr. Robbins-Cherry was not eligible to receive a bonus due to his resignation from the Company in October 2019.
(2)	The amounts reported in this column represent the aggregate grant date fair value of option awards computed in accordance with IFRS as of the grant date. The grant date fair value of the stock option awards to Dr. Cook, Dr. Damment and Mr. Robbins-Cherry in 2019 was £1.60 per share, and for Mr. Stamp it was £1.05 per share. Mr. Robbins-Cherry forfeited his stock options upon his resignation from the Company in October 2019.
(3)	The amounts reflect the value of benefits payable for medical benefits (£1,284, £1,082 and £0 for Dr. Cook, Mr. Robbins-Cherry and Mr. Stamp, respectively) and pursuant to pension plans (£22,495, £14,665 and £5,333 for Dr. Cook, Mr. Robbins-Cherry and Mr. Stamp, respectively).
(4)	Mr. Stamp was appointed as our Chief Financial Officer effective September 9, 2019, and our Chief Executive Officer effective March 31, 2020.
(5)	Dr. Cook resigned as a director and Chief Executive Officer of the Company (including all positions held with our subsidiaries) effective March 31, 2020.
(6)	Mr. Robbins-Cherry resigned as a director and Chief Financial Officer of the Company (including all positions held with our subsidiaries) effective September 9, 2019. Mr. Robbins-Cherry remained employed by the Company until October 31, 2019.
(7)	Includes compensation information for Dr. Damment.

The following table sets forth, as of December 31, 2019, the aggregate number of option awards held by our senior management. Mr. Robbins-Cherry forfeited all of his option awards upon his resignation from the Company effective October 31, 2019.

Name	Number of Options	Grant Date	Exercise Price per Share (£)	Expiration Date
Stephen Stamp	50,000 (1)	9/9/2019	1.05	9/9/2029

Dr. Craig Cook (2)	18,000 (3)	7/1/2014	1.50	7/1/2024
	7,500 (4)	10/31/2016	53.60	10/31/2026
	10,500 (4)	12/19/2016	24.20	12/19/2026
	12,050 (5)	12/15/2017	9.20	12/15/2027
	90,000 (4)	4/24/2019	1.46	3/15/2029

All senior management as a group (3 persons) (6)	210,940 (7)	(8)	(9)	(10)

_________

(1)	40% of the options vest upon a successful fundraise of at least $20 million during the 12 months of Mr. Stamp’s employment. Of the remaining 60% of the options, 7,500 vest 12 months after the grant date, and the remaining 22,500 options vest subsequently in 12 equal quarterly tranches, over a three-year period.
(2)	Dr. Cook forfeited all of his option awards upon his resignation from the Company effective March 31, 2020.
(3)	Vest in the following installments: (i) 50% of the stock options vest when our share price is £106.20 a share, (ii) a further 25% of the stock options vest when our share price is £274.40 a share and (iii) the remaining 25% of the stock options vest when our share price is £377.20 a share.
(4)	25% of the options vest 12 months after the grant date, followed by vesting of 12 equal quarterly tranches, over a subsequent three-year period.
(5)	25% of the options are eligible to vest 12 months after the grant date, followed by 12 equal quarterly tranches, over a subsequent three-year period. All vesting subject to the Company’s Ordinary Share price returning to a 20-day closing VWAP price of £20.00 at any time during the life of the option.
(6)	Includes stock option information for Dr. Damment.
(7)	23,540 stock options are fully vested.
(8)	The grant dates range from June 30, 2014 to October 2, 2019.
(9)	The exercise price of the options range from £1.05 to £53.60.
(10)	The stock options expire between July 1, 2024 and October 1, 2029.

Agreements with Senior Management

Stephen Stamp. On September 9, 2019, we entered into a service agreement, or the Service Agreement, with Mr. Stamp. The Service Agreement provides for a base salary, incentive compensation benefits, and, in certain circumstances, severance benefits. The Service Agreement may be terminated, subject to certain exceptions, upon six months’ prior notice.

The Service Agreement provides for an initial base salary of £160,000. Mr. Stamp’s base salary is subject to increase each April 1 by the percentage increase, if any, in the “All Items Index of Retail Prices” published by the United Kingdom Office for Nation Statistics over the previous year. The base salary of Mr. Stamp is to be reviewed annually to consider any increase in salary. The Service Agreements also include a bonus target for Mr. Stamp of 33% of his annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of the Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. For the year ended December 31, 2019, the Remuneration Committee determined that 75% of the 2019 bonus objective had been achieved, and, accordingly, Mr. Stamp was paid a bonus of £5,642 in February 2020 (pro-rated based upon Mr. Stamp’s service time). In addition to base salary and bonus, the Service Agreement provides for additional benefits, such as a 10% pension contribution, life insurance, medical insurance, vacation benefits and any other additional benefits as determined by the Board of Directors from time to time.

Pursuant to the terms of the Service Agreement, Mr. Stamp has also agreed that, for a period of six months following his termination, he will not directly or indirectly compete with the Company. The Service Agreement includes provisions related to the non-disclosure of information and assignment of inventions. Among other things, these provisions prohibit Mr. Stamp from disclosing any of our proprietary and confidential information received during the course of employment and obligates him to assign to the Company any inventions conceived or developed during the course of his employment. The Service Agreement also includes customary confidentiality, non-solicitation, non-poaching and non-disparagement provisions.

The Service Agreement also provides Mr. Stamp with certain payments and/or benefits upon certain terminations of employment. If he is terminated due to his inability to perform his duties due to illness or other incapacity for a continuous period of three months, or an aggregate period exceeding 100 working days in any period of 12-months, we may, notwithstanding any other provision of the Service Agreement, terminate Mr. Stamp’s employment upon six months’ written notice. During that period, Mr. Stamp will not be entitled to receive his salary or any bonus payment, but will be entitled to any benefits owed under the Service Agreement. Further, notwithstanding any notice requirements for termination set forth in the Service Agreements, we may, at any time and in its absolute discretion, terminate the Service Agreement and provide Mr. Stamp with a payment in lieu of any required notice. The payment will comprise of his base salary, but will not include any bonus or other benefits, and shall be subject to any tax or insurance deductions. Notwithstanding the foregoing, we may terminate the Service Agreement without notice or payment in lieu thereof if Mr. Stamp:

•	is guilty of serious misconduct or any other misconduct which affects, or is likely to affect, prejudicially our interests;

•	fails or neglects to efficiently and diligently discharge his duties or commits any serious or repeated breach or non-observance of any of the provisions of the Service Agreement or any share dealing code we have adopted;

•	has an interim receiving order made against him, becomes bankrupt or makes any composition or enters into any deed of arrangement with his creditors;

•	is charged with an arrestable criminal offense (other than a road traffic offense in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed);

•	is disqualified from holding office in any company by reason of an order of a court of competent jurisdiction;

•	becomes of unsound mind or becomes a patient under any statute relating to mental health;

•	is convicted of an offense under the United Kingdom’s Criminal Justice Act 1993 in relation to insider dealings or under any other present or future statutory enactment or regulations relating to insider dealings;

•	is in breach of the Model Code on directors’ dealings in listed securities, including securities trading on AIM, published by the London Stock Exchange (the Model Code has subsequently been replaced by provisions under the MAR, however the employment agreements have not been updated to reflect this); or

•	commits any other act warranting summary termination at common law including, but not limited to, any act justifying dismissal without notice in the terms of our generally applicable disciplinary rules.

Dr. Steve Damment.  We have entered into a contract of employment, or the Contract of Employment, with Dr. Damment.  The Contract of Employment was effective as of May 11, 2015 and provides for Dr. Damment’s base salary, incentive compensation benefits, and compensation surrounding a termination of his employment.  The Contract of Employment may be terminated by either Dr. Damment or the Company with three months prior notice.

The Contract of Employment provides for an initial base salary and also includes an initial bonus target of 20% (since updated to 30%) of Dr. Damment’s annual base salary.  In addition to base salary and bonus, the Contract of Employment provides for additional benefits, such as a 6% pension contribution, medical insurance, vacation benefits and any other additional benefits as determined by the Board of Directors from time to time.

Dr. Damment has also agreed that, for a period of six months following his termination (as reduced by any “garden leave” period), he will not compete with the Company, directly or indirectly, or solicit any customer, prospective customer or key employee.  The Contract of Employment includes provisions related to confidentiality and the non-disclosure of information and assignment of inventions.  Among other things, these provisions prohibit Dr. Damment from disclosing any of our proprietary and confidential information received during the course of employment and require Dr. Damment to assign to us any inventions conceived or developed during the course of his employment.

The Contract of Employment provides that we will pay Dr. Damment his normal salary during any notice period prior to termination.  We are also permitted to terminate Dr. Damment’s employment effective immediately, without notice or payment, if Dr. Damment is found guilty of any fundamental or repudiatory breach of contract or any breach of the disciplinary rules applicable to Dr. Damment.

Dr. Craig Cook and Nicholas Robbins-Cherry. The service agreements of each of Dr. Craig Cook, our former Chief Executive Officer, and Nicholas Robbins-Cherry, our former Chief Financial Officer, are substantially similar to the Service Agreement for Mr. Stamp, other than that:

•	Dr. Cook’s and Mr. Robbins-Cherry’s initial base salary was £220,000 and £125,000, respectively, and was subject to increase at such time as the AIM 30-day volume weighted average share price of the Ordinary Shares reaches 100 pence, at which time their salaries were increased to £253,000 and £176,000. Dr. Cook’s base salary as of December 31, 2019 was £266,600 and the base salary for Mr. Robbins-Cherry as of the date of his resignation from the Company was £155,000 (due to a salary reduction in 2017 as part of a commitment by the Board of Directors to reduce costs).

•	Each of Dr. Cook’s and Mr. Robbins-Cherry’s service agreement included a target bonus of 40% and 33%, respectively, of their annual base salary. For the year ended December 31, 2019, the Remuneration Committee determined that 75% of Dr. Cook’s 2019 bonus objective had been achieved, and, accordingly, Dr. Cook was paid a bonus of £67,980 in February 2020. Mr. Robbins-Cherry was not eligible to receive a bonus due to his resignation from the Company in October 2019.

Settlement Agreement. In connection with Dr. Cook’ resignation as our Chief Executive Officer and a member of the Board of Directors, on April 17, 2020, we entered into a settlement agreement, or the Settlement Agreement, with him. In consideration for Dr. Cook’s resignation as Chief Executive Officer and from all other positions held with the Company or any of its subsidiaries, as well as his agreement to assist in the transition to Mr. Stamp as our Chief Executive Officer until April 30, 2020, we agreed to pay Dr. Cook a one-time payment of £40,000, £10,000 of which shall be paid for work during the transition period and £30,000 of which shall be paid as a severance payment, and unreimbursed expenses and accrued vacation time. The Settlement Agreement contains (or incorporates by reference) customary confidentiality, non-disparagement and restrictive covenants.

In addition, Dr. Cook was awarded 100,000 stock options at an exercise price of £0.24 per share. These options vest upon grant. Any additional options held lapsed upon his departure. Dr. Cook will also be eligible to participate in the management incentive scheme, as discussed further herein.

Management Incentive Scheme

In connection with our implementation of a strategic review of our operations, the Board of Directors approved a management incentive plan, or the Management Incentive Scheme, that is designed to provide for a payment of a bonus, or a Retention Bonus, to members of our senior management, including Mr. Stamp, Dr. Damment and our former Chief Executive Officer, Dr. Cook, (i) upon the closing of a Change of Control (as defined herein) or, (ii) if in the event one or a series of sales of our assets occurs, but such sale or sales do not constitute a Change of Control, then upon the determination of the Remuneration Committee, in its sole discretion.

For purposes of the Management Incentive Scheme, a “Change of Control” means (i) a sale of all or substantially all of the assets of the Company; (ii) any merger, consolidation or acquisition of the Company with, by or into another corporation, entity or person; (iii) any change in the ownership of more than 50% of the voting capital stock of the Company in one or more related transactions; or (iv) a solvent winding up of the Company.

C.	Board Practices

Board of Directors

Our Board of Directors is currently comprised of four directors, one of whom is an executive director and three non-executive directors, reflecting a blend of different experience and backgrounds. The roles of Chairman of the Board of Directors (which is a non-executive position) and Chief Executive Officer have been split and there is a clear division of responsibility between the two. With a view towards maintaining the independence of the Board of Directors, no remuneration is paid to either the Chairman or non-executive directors in the form of shares.

Since becoming a public company in the United Kingdom in 2014, the Board of Directors has sought to develop our governance framework above the level required for an AIM listed company of our size by adopting many aspects of the United Kingdom Corporate Governance Code. With effect from September 28, 2018, all AIM listed companies were required to formally apply a recognized corporate governance code. We have chosen to adopt the principles of the Quoted Companies Alliance Corporate Governance Code for Small and Mid-Sized Quoted Companies, or the QCA Code. The QCA Code identifies ten principles to be followed in order for companies to deliver growth in long term shareholder value, encompassing and efficient, effective and dynamic management framework, accompanied by good communication, to promote confidence and trust.

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

Audit Committee

The Audit Committee currently consists of three members: Simon Turton (Chairman), Sijmen de Vries and Rolf Stahel. John Johnston and Pavlo Protopapa each served on the Audit Committee during the year ended December 31, 2019 until their resignations from the Board of Directors on February 26, 2019. The Board of Directors has determined that Messrs. de Vries, Turton and Stahel are independent under Rule 10A-3 of the Exchange Act and the applicable rules of NASDAQ and that Mr. Turton qualifies as an “audit committee financial expert” as defined under in Item 16A of Form 20-F.

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

Remuneration Committee

The Remuneration Committee currently consists of three members: Sijmen de Vries (Chairman), Simon Turton and Rolf Stahel. Michele Luzi served on the Remuneration Committee during the year ended December 31, 2019 until his resignation from the Board of Directors on February 26, 2019.The Board of Directors has determined that Messrs. de Vries, Turton and Stahel are independent under applicable rules of NASDAQ.

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

Disclosure Committee

The Disclosure Committee is chaired by Rolf Stahel and is currently comprised of all other members of the Board of Directors. Mr. Protopapa served on the Disclosure Committee during the year ended December 31, 2019, with Mr. Protopapa serving until his resignation from the Board of Directors on February 26, 2019.The Disclosure Committee is considered to have a quorum with at least one executive and one non-executive director in attendance. The Disclosure Committee is responsible, within agreed terms of reference, for ensuring compliance with the AIM Rules, rules and regulations promulgated by the U.S. Securities and Exchange Commission and the rules of NASDAQ, and disclosure of information. The Disclosure Committee works closely with the Board of Directors to ensure that our nominated adviser is provided with any information it reasonably requests or requires in order for it to carry out its responsibilities under the AIM Rules and the AIM Rules for Nominated Advisers.

The Disclosure Committee meets at least four times a year and otherwise as required.

Service Contracts

Except as described herein, we do not have service contracts with any member of our Board of Directors or our senior management.

D.	Employees

The number of our employees by geographic location and function as of the end of the period for the fiscal years ended December 31, 2019, 2018 and 2017 were as follows:

	As of December 31,
	2019	2018	2017
Business functional area:
Research and development	52	62	62
Sales and marketing	--	--	6
General and administration	13	11	17

Total	65	73	85

	As of December 31,
	2019	2018	2017
Geography:
United Kingdom	24	35	39
North America (1)	--	--	12
Spain	41	38	34

Total	65	73	85

________________________

(1) We divested our U.S. operations effective as of November 1, 2018 with the sale of Midatech US.

To our knowledge, none of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Midatech Spain employment conditions, rules and regulations are governed by a union-based document. The contents of this document are re-negotiated with the central government every two years and stipulate professional grades relating to position descriptions and the salary bands associated with those grades. Each member of staff is assigned a grade commensurate with their position and responsibilities within the company and compliance with such document is obligatory.

E.	Share Ownership

Information with respect to share ownership of members of our Board of Directors and our senior management is included in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Equity Benefit Plans

Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme

The Board of Directors has established the Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme, or 2014 Plan, to allow us to grant options to purchase Ordinary Shares to qualifying employees and directors of the Group, or Plan Participants, for the purpose of attracting, rewarding and retaining such persons.

Administration. The overall responsibility for the operation and administration of the 2014 Plan is vested in the Board of Directors.

Eligibility. In order to be eligible to participate as a Plan Participant in the 2014 Plan, a person must be an employee or director of the Company or any of its subsidiaries whose “committed time” amounts to at least 25 hours a week or, if less, 75% of his or her “working time,” as each of those terms are defined under the Her Majesty’s Revenue and Customs rules set out in Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 of the United Kingdom, or Schedule 5. The Board of Directors may exercise its discretion in selecting the Plan Participants to whom stock options will be granted under the 2014 EMI Scheme.

Grant of Options. Options may be granted from time to time by the Board of Directors, other than when grants are not permitted under the applicable law or there are other restrictions with regards to the Ordinary Shares. No payment will be made for the grant of a stock option.

Form of Options. Stock options granted under the 2014 Plan may be granted either with an exercise price greater than or equal to the market value of Ordinary Share at the date of grant, but not in any event at a price less than the nominal value of such share. The stock options may be stock options to subscribe for new Ordinary Shares.

The participant will have no stockholder rights until such time as he is able to exercise the stock option and acquire Ordinary Shares.

Size of Option Grants and Plan Limits. Stock options shall be granted under, and comply with, Schedule 5. This confers tax benefits on stock options up to a certain threshold. That threshold is currently such that when an employee has received and holds stock options with a value at grant of £250,000 or more, he or she may not have any further granted options for three years. In the event that this threshold is exceeded or the Company ceases to satisfy the qualifying conditions, unapproved options may instead be granted under the terms of the 2014 Plan. The total value of shares subject to unexercised options at any time may not exceed £3.0 million. All options must be exercised within 10 years from the grant date as set out in the rules of the 2014 Plan, or as set forth in the applicable option agreement.

The Board of Directors may from time to time specify the maximum number of Ordinary Shares in respect of which options may be granted.

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

Performance Targets. All stock options granted under the 2014 Plan will be subject to appropriate performance targets determined by the Board of Directors, which may include share price targets, with stock options vesting in part on the attainment of each performance target.

Rights Attaching to Ordinary Shares. Ordinary Shares issued in connection with the exercise of stock options will rank equally with all other Ordinary Shares then in issue (save as regards any rights attaching to Ordinary Shares by reference to a record date prior to entry of the shares on the register of stockholders). Application will be made for admission to trading on AIM of new Ordinary Shares issued under the 2014 Plan.

Adjustments. If there is any adjustment of our issued share capital, the Ordinary Shares subject to a stock option will be subject to appropriate adjustment. The Board of Directors may adjust stock options in such manner as it determines to be appropriate.

 Midatech Pharma PLC 2016 United States Option Plan

In 2016, we adopted the Midatech Pharma PLC 2016 United States Option Plan, or the 2016 Plan, as a sub-plan of the 2014 Plan, to set forth the terms and conditions applicable to options that are granted under the 2014 Plan to eligible employees of our former United States subsidiaries.

With the sale of Midatech US, options granted to employees remaining with the business at the time of sale were deemed to be fully vested and such employees were granted two years in which to exercise. At the time of such sale, there were approximately 21,000 options subject to this. Following the sale of Midatech US, no further options have been, nor will be, granted under the 2016 Plan.

Administration. The responsibility for the operation and administration of the 2016 Plan is vested in either a committee appointed by the Board of Directors to administer the 2016 Plan or the Board of Directors, or the Committee.

Eligibility. In order to be eligible to participate as a Plan Participant in the 2016 Plan, a person would have needed to have been an employee of one of our United States subsidiaries. Directors who were not otherwise employed by the Company or one of our United States subsidiaries were not eligible under the 2016 Plan. The Committee exercised its discretion in selecting the Plan Participants to whom stock options would be granted under the 2016 Plan and took into account any factors it deemed relevant, including the duties of the individual, the Committee’s assessment of the individual’s contributions to the success of the Company or its subsidiaries.

Grant of Options. Each grant of options under the 2016 Plan was made pursuant to an award agreement, in such form as the Committee determined. The award agreement specified the number of shares to which the option pertained, whether the option was an incentive stock option, or ISO, or a non-qualified stock option, the option price, the term of the option, the conditions upon which the option would vest and become exercisable, and such additional terms and conditions, not inconsistent with the provisions of the 2016 Plan, as the Committee determined. ISOs could be granted only to employees of the Company or a subsidiary. Subject to the exceptions in the 2016 Plan, or to the extent an option remains exercisable as set forth in the award agreement, an option would immediately terminate upon the participant’s termination of service with the Company and its subsidiaries for any reason.

Form of Options. The option price per share of options granted under the 2016 Plan could be no less than the fair market value per share on the date of grant of the option, subject to certain exceptions for grants of ISOs and the grant of options pursuant to the assumption of, or substitution of another option.

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

Midatech Pharma PLC Employee Share Incentive Plan

In 2017, we set up the Midatech Pharma Share Incentive Plan, or the MPSIP. Under the MPSIP, our employees and directors can acquire Ordinary Shares in the Company via a salary sacrifice arrangement. We grant matching shares for every share bought. In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition. All shares purchased by the MPSIP are held by an Employee Benefit Trust that is not under our control. Shares must be left in the plan for five years to qualify for full income tax relief. As of December 31, 2019, we had reserved 21,389 of our Ordinary Shares for issuance under the MPSIP.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

The following table sets forth information, to our knowledge, as of May 22, 2020, regarding the beneficial ownership of Ordinary Shares, including:

•	each person that is known by us to be a beneficial owner of 3% or more of Ordinary Shares (based on information in our share register and information provided by such persons);

•	each member of our Board of Directors;

•	each member of our senior management; and

•	all members of our Board of Directors and our senior management, taken as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based upon the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 39,252,557 Ordinary Shares outstanding as of May 22, 2020. Ordinary Shares subject to options or warrants currently exercisable or exercisable within 60 days of May 22, 2020 are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Unless otherwise indicated, the address for each holder listed below is Midatech Pharma PLC, Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA, United Kingdom. All holders of Ordinary Shares, including those shareholders listed below, have the same voting rights with respect to such shares.

Name of Beneficial Owner	Amount and Nature Of Ownership	Percent of Class
Major Stockholders:
Entities affiliated with Dr. Lam Kong (1)	20,779,220	41.9%
Blackrock Inc. (2)	5,459,861	13.4%
Armistice Capital LLC (3)	3,255,000**	8.3%
L1 Capital Global Opportunities Master Fund (4)	3,030,310***	7.7%
CVI Investments, Inc. (5)	1,985,702**	4.9%
Intracoastal Capital, LLC (6)	1,958,702**	4.9%
Lind Global Macro Fund, LP (7)	1,939,400**	4.9%
Michael Hennigan (8)	1,500,000	3.8%
Iroquois Master Fund, Ltd. (9)	1,363,640**	3.5%
Directors and Senior Management:
Dr. Steve Damment (10)	9,265	*
Sijmen de Vries, M.D. (11)	47,787	*
Rolf Stahel (12)	77,709	*
Stephen Stamp	50,000	*
Simon Turton, Ph.D. (13)	97,180	*
Directors and senior management as a group (5 persons) (14)	281,941	*

 __________________

*	Less than one percent of the outstanding Ordinary Shares.
**	Subject to 4.99% blocker. See Footnotes (3), (5), (6), (7) and (9) below.
***	Subject to a 9.99% blocker. See Footnote (4) below.

(1)	Information in the table and this footnote is based upon information contained in a Schedule 13D filed with the SEC on April 4, 2019 by A&B (HK) Company Limited, A&B Brother Limited, China Medical System Holdings Limited, CMS Medical Venture Investment (HK) Limited, and Dr. Lam Kong. Includes (i) for A&B (HK) Company Limited, 5,194,805 Ordinary Shares held of record and 5,194,805 Ordinary Shares issuable upon the exercise of warrants, which are exercisable at May 22, 2020, and (ii) for CMS Medical Venture Investment (HK) Limited, 5,194,805 Ordinary Shares held of record and 5,194,805 Ordinary Shares issuable upon the exercise of warrants, which are exercisable at May 22, 2020. A&B (HK) Company Limited is a wholly owned subsidiary of A&B Brother Limited, which is wholly owned by Dr. Lam Kong. CMS Medical Venture Investment (HK) Limited is a wholly owned subsidiary of China Medical System Holdings Limited, of which Dr. Lam Kong is the President, Chief Executive Officer and Chairman of the Board and maintains a 43.96% indirect ownership interest. Each of A&B (HK) Company Limited and A&B Brother Limited is deemed to be the beneficial owner with shared dispositive and voting power with respect to 5,194,805 Ordinary Shares and 5,194,805 Ordinary Shares issuable upon the exercise of warrants, which are exercisable at May 22, 2020. Each of China Medical System Holdings Limited and CMS Medical Venture Investment (HK) Limited is deemed to be the beneficial owner with shared dispositive and voting power with respect to 5,194,805 Ordinary Shares and 5,194,805 Ordinary Shares issuable upon the exercise of warrants, which are exercisable at May 22, 2020. Dr. Lam Kong is deemed to be the beneficial owner with shared dispositive and voting power with respect to 10,389,610 Ordinary Shares and 10,389,610 Ordinary Shares issuable upon the exercise of warrants, which are exercisable at May 22, 2020. The principal business address of China Medical System Holdings Limited and CMS Medical Venture Investment (HK) Limited is Unit 2106, 21/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong, China. The principal place of business for A&B (HK) Company Limited is Unit A, 11/F, Chung Pont Commercial Building, 300 Hennessy Road, Wanchai, Hong Kong, China. The principal business address for A&B Brother Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Island. The principal business address of Dr. Lam Kong is Unit 2106, 21/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong, China.
(2)	Information in the table and this footnote is based primarily upon information contained in a Schedule 13G filed with the SEC on March 9, 2020. Includes 3,891,284 Ordinary Shares held of record and 1,568,577 Ordinary Shares issuable upon the exercise of warrants, which are exercisable at May 22, 2020. The principal business address of Blackrock Inc. is 55 East 52nd Street, New York, New York 10055
(3)	Information in the table and this footnote is based primarily upon information contained in a Schedule 13G/A filed with the SEC on February 14, 2020 by Armistice Capital, LLC (though amounts included in such Schedule 13G/A have been adjusted in this annual report to give effect to the reverse stock split and Depositary Share ratio change), information provided to us by the direct stockholder, Armistice Capital Master Fund Ltd., or Armistice, and our information and belief. The amounts and percentages in the table give effect to the 4.99% beneficial ownership limitation set forth in warrants held by Armistice. Armistice Capital, LLC, the investment manager of Armistice, and Steven Boyd, the managing member of Armistice Capital, LLC, hold shared voting and dispositive power over the shares held by Armistice. The principal business address of Armistice is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, New York, 10022.
(4)	Information in the table and this footnote is based primarily upon information to us by the stockholder and our information and belief. There is a 9.99% beneficial ownership limitation set forth in warrants held by the stockholder. The principal business address of the stockholder is 135 East 57th Street, 23rd Floor, New York, New York 10022.

(5)	Information in the table and this footnote is based primarily upon information to us by the stockholder and our information and belief. The amounts and percentages in the table give effect to the 4.99% beneficial ownership limitation set forth in warrants held by the stockholder. The principal business address of the stockholder is c/o Heights Management, Inc., 101 California Street, Suite 3250, San Francisco, California 94111.
(6)	Information in the table and this footnote is based primarily upon information to us by the stockholder and our information and belief. The amounts and percentages in the table give effect to the 4.99% beneficial ownership limitation set forth in warrants held by the stockholder. The principal business address of the stockholder is 2211A Lakeside Drive, Bannockburn, Illinois 60015.
(7)	Information in the table and this footnote is based primarily upon information to us by the stockholder and our information and belief. The amounts and percentages in the table give effect to the 4.99% beneficial ownership limitation set forth in warrants held by the stockholder. The principal business address of the stockholder is 444 Madison Avenue, Floor 41, New York, New York 10022.
(8)	This information is based on information contained in a TR-1 Notification sent to us on May 29, 2020.
(9)	Information in the table and this footnote is based primarily upon information to us by the stockholder and our information and belief. There is a 4.99% beneficial ownership limitation set forth in warrants held by the stockholder. The principal business address of the stockholder is 125 Park Avenue, 25th Floor, New York, New York 10017.
(10)	Shares owned by Dr. Damment include 7,265 Ordinary Shares subject to outstanding stock options which are exercisable at May 22, 2020 or will become exercisable within 60 days after such date.
(11)	Shares owned by Dr. de Vries include 200 Ordinary Shares subject to outstanding stock options and 21,344 Ordinary Shares issuable upon the exercise of warrants, each of which are exercisable at May 22, 2020 or will become exercisable within 60 days after such date. Includes 2,957 Ordinary Shares held by Promida Holdings, in which Dr. de Vries has a minority interest.
(12)	Shares owned by Mr. Stahel include 23,856 Ordinary Shares issuable upon the exercise of warrants, which are exercisable at May 22, 2020.
(13)	Shares owned by Dr. Turton include 41,854 Ordinary Shares issuable upon the exercise of warrants, which are exercisable at May 22, 2020.
(14)	Shares owed by all directors and senior management as a group include 7,465 Ordinary Shares subject to outstanding stock options and 87,054 Ordinary Shares issuable upon the exercise of warrants, each of which are exercisable at May 15, 2020 or will become exercisable within 60 days after such date.

As of May 22, 2020, 70.8% of our outstanding Ordinary Shares was held by registered shareholders with addresses in the United Kingdom, and we had 303 individual holders of record . Deutsche Bank Trust Company Americas is the holder of record for our Depositary Share program, pursuant to which each Depositary Share represents five Ordinary Shares. As of May 22, 2020, Deutsche Bank Trust Company Americas, as depositary for the Depositary Shares, held 13,281,840 Ordinary Shares, representing 40.8% of the issued share capital held at that date. As of May 22, 2020, we had 24 holders of record with an address in the United States, and such holders held less than one percent of our outstanding Ordinary Shares. The number of holders of record or registered holders in the United States or United Kingdom is not representative of the number of beneficial holders or of the residence of beneficial holders.

In connection with the entry into the CMS License Agreement, the CMS Stockholders acquired approximately 50.8% of our outstanding Ordinary Shares as that date, and, subject to the limitations set forth in the Relationship Agreement and the other agreements with the CMS Parties or their affiliates, they are able to exert significant control over us. In addition to the Ordinary Shares owned by the CMS Stockholders, we also granted the CMS Stockholders warrants to acquire an additional 10,389,610 Ordinary Shares upon exercise of such warrant. If such warrants were exercised, the CMS Stockholders would own approximately 41.9% of our outstanding shares as of May 22, 2020.

To our knowledge, other than the acquisition of Ordinary Shares by the CMS Stockholders in February 2019, the transfer of shares previously held by Woodford to Link Fund Solutions Ltd. (and subsequent transfer to Blackrock, Inc.) and as disclosed elsewhere in this Annual Report on Form 20-F, there has been no significant change in the percentage ownership of our Ordinary Shares held by the principal shareholders listed above in the last three years.

For more information on the CMS Parties, and the rights they have with respect to our Ordinary Shares, see “—B. Related Party Transactions—Agreements with the CMS Parties.”

B.	Related Party Transactions

Agreement with Chesyl Pharma Limited

In April 2014, Midatech Limited entered into a consultancy agreement, or the Consultancy Agreement, with Chesyl Pharma Limited, or Chesyl. Chesyl is wholly owned by Mr. Rolf Stahel, our non-executive Chairman of the Board and director. The term of the Consultancy Agreement commenced on March 1, 2014, with an initial term of 12 months and continuing thereafter until terminated in accordance with its terms. Chesyl was engaged to provide management consultancy services, including support and assistance to the board of directors of Midatech Limited in relation to operational issues and the provision of advice in relation to corporate strategy, corporate activities, fund raising and mergers and acquisition opportunities, collectively the Services.

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

Agreements with the CMS Parties

Subscription Agreement

On January 29, 2019, we entered into a subscription agreement with each of the CMS Stockholders to subscribe for units of our Ordinary Shares and the CMS Warrants. Pursuant to the subscription agreements, we agreed to issue 5,194,805 units to each CMS Stockholder (10,389,610 units in aggregate), with each unit comprising one Ordinary Share and one Warrant, for a purchase price of £4.0 million each (£8.0 million in the aggregate), subject to admission on AIM. The Ordinary Shares were admitted to trading on AIM on February 26, 2019.

CMS License Agreement

For information regarding the CMS License Agreement, see “Item 4. Information on the Group—B. Business Overview—Commercial Agreements, Strategic Partnerships and Collaborations—CMS License Agreement.”

Relationship Agreement

On January 29, 2019, the Company, Panmure Gordon (UK) Limited (our nominated advisor), the CMS Stockholders and certain affiliates of the CMS Stockholders, entered a Relationship Agreement, or the Relationship Agreement, in order to regulate our relationships with the CMS and its affiliated entities, collectively the CMS Parties, and to limit their influence over our corporate actions and activities and the outcome of general matters pertaining to the Group. The Relationship Agreement was effective from February 26, 2019. The Relationship Agreement was subsequently amended on May 12, 2020.

Pursuant to the terms of the Relationship Agreement, the CMS Parties have agreed to (amongst other things):

•	conduct all transactions with us on an arm’s length terms and on a normal commercial basis, including in accordance with the related party rules set out in the AIM Rules and any other applicable laws, regulations and stock exchange rules, and only with the prior approval of a majority of independent directors;

•	exercise their voting rights or other rights and powers so as to ensure that each member of their respective Groups is capable of carrying on its business and making decisions independently of each of the CMS Parties (and any of their group companies and associates);

•	abstain from voting in respect of any resolution concerning any contract, arrangement or transaction with a related party of each of the CMS Parties (or any of their associates); and

•	vote, at a general meeting or when an election is required, their shares in the same manner and proportion as all other Ordinary Shares are voted by shareholders other than the CMS Parties.

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

Warrant Instrument

The CMS Stockholders were issued the CMS Warrants pursuant to a warrant instrument entered into by way of deed poll, or the Warrant Instrument, by the Company dated January 29, 2019, under which we agreed to issue up to an aggregate of 17,410,773 warrants to purchase our Ordinary Shares. Of this amount, and in connection with the Subscription Agreement, we issued an aggregate of 10,389,610 warrants to the CMS Stockholders.

Each warrant confers the right to subscribe for one Ordinary Share. The warrants are freely transferable. Each warrant is exercisable for cash at a price of £10.00 per share, subject to the terms and conditions described in the Warrant Instrument, or the Warrant Exercise Price, during the period commencing on August 26, 2019 and until August 26, 2022, or the Subscription Period.

The Warrant Instrument contains customary provisions for adjustments to the Warrant Exercise Price in certain circumstances, including if, prior to the end of the Subscription Period, there shall occur any reorganization, recapitalization, consolidation or subdivision, involving the Company.

Lock-In Deed

Lock-in and orderly market agreements dated January 29, 2019 have been entered into between the Company, the CMS Stockholders and Panmure Gordon (UK), pursuant to which the CMS Stockholders have undertaken to the Company and Panmure Gordon (UK) (subject to certain limited exceptions including by way of acceptance of a recommended takeover offer for the entire issued share capital of the Company), not to dispose of the Ordinary Shares held by them following their acquisition or any other securities in exchange for or convertible into, or substantially similar to, new Ordinary Shares (or any interest in them or in respect of them) at any time prior to the twelve month anniversary of February 26, 2019.

Furthermore, the CMS Stockholders have also undertaken to the Company and Panmure Gordon (UK) not to dispose of their Ordinary Shares for a further twelve months following the expiry of such period otherwise than through our broker with a view to maintaining an orderly market.

Deed of Indemnity

We have entered into a Deed of Indemnity for the benefit of our Board of Directors and Company Secretary. For more information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Deed of Indemnity.”

Agreements with Directors and Senior Management

We have entered into certain agreements with directors and our senior management related to their service on our Board of Directors or employment with the Company. For more information, see “Item 6. Directors, Senior Management and Employees.”

Share Acquisitions by Related Parties

Since January 1, 2019, we have engaged in the following transactions with our directors, senior management or holders of 10% or more of our Ordinary Shares, or affiliates of our directors, senior management or holders of more than 10% of our Ordinary Shares that are required to be described in this annual report pursuant to Item 7.B. of Form 20-F.

In February 2019, we completed a subscription, placement and open offer of units (each unit consisting of one Ordinary Share and one warrant to acquire Ordinary Shares, or the 2019 Units) to investors at purchase price of £0.77 per 2019 Unit. In connection with such subscription, placement and open offer:

•	the CMS Stockholders acquired an aggregate of 10,389,610 2019 Units, equal to 10,389,610 Ordinary Shares and warrants to acquire an additional aggregate of 10,389,610 Ordinary Shares, for an aggregate purchase price of £8.0 million. Immediately following this transaction, and before the exercise of any CMS Warrants, the CMS Stockholders owned approximately 50.8% of our outstanding Ordinary Shares;

•	Woodford acquired 3,287,029 2019 Units, equal to 3,287,029 Ordinary Shares and, due to certain threshold limits applicable to the investor, warrants to acquire up to 1,568,577 Ordinary Shares, for an aggregate purchase price of approximately £2.5 million; and

•	certain of our directors and senior management purchased an aggregate of 92,989 2019 Units, equal to 92,989 Ordinary Shares and warrants to acquire 92,989 Ordinary Shares, for an aggregate purchase price of £71,602.

C.	Interests of Experts and Counsel

Not Applicable

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

For more information, see “Information on the Group—B. Business Overview—Legal Proceedings”.

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

Other than the information set forth herein, there have been no significant changes since December 31, 2019.

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

Certain United Kingdom Taxation Considerations

The following is a general summary of certain United Kingdom tax considerations relating to the ownership and disposal of our Ordinary Shares or Depositary Shares and does not address all possible tax consequences relating to an investment in our Ordinary Shares or Depositary Shares. It is based on United Kingdom tax law and generally published Her Majesty’s Revenue & Customs, or HMRC, practice as of the date of this Annual Report, both of which are subject to change, possibly with retrospective effect. A United Kingdom tax year runs from April 6th in any year to April 5th in the following year.

Save as provided otherwise, this summary applies only to a person who is the absolute beneficial owner of our Ordinary Shares or Depositary Shares and who is resident (and, in the case of an individual, domiciled) in the United Kingdom for tax purposes and who is not resident for tax purposes in any other jurisdiction and does not have a permanent establishment or fixed base in any other jurisdiction with which the holding of our Ordinary Shares or Depositary Shares is connected, or a U.K. Holder. A person who is not a U.K. Holder, including a person (a) who is not resident (or, if resident, is not domiciled) in the United Kingdom for tax purposes, including an individual and company who trades in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which an Ordinary Share or Depositary Share is attributable, or (b) who is resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, is recommended to seek the advice of professional advisors in relation to their taxation obligations.

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

A dividend received by individual U.K. Holders will be subject to United Kingdom income tax. The rate of United Kingdom income tax that is chargeable on dividends received in the tax year 2020/2021 by an individual U.K. Holder who is (i) an additional rate taxpayer is 38.1%, (ii) a higher rate taxpayer is 32.5%, and (iii) a basic rate taxpayer is 7.5%. An individual U.K. Holder may be entitled to a tax-free dividend allowance (in addition to their personal allowance) of £2,000 for the tax year 2020/2021. This means that the relevant individual does not need to pay United Kingdom income tax on their first £2,000 of dividend income received. Dividends within the dividend allowance will still count towards the relevant individual's basic, higher or additional rate bands however. An individual’s dividend income is treated as the top slice of their total income that is chargeable to United Kingdom income tax. Dividends which are covered by an individual’s personal income tax allowance do not count towards and are ignored for the dividend allowance.

Corporation Tax. A U.K. Holder within the charge to United Kingdom corporation tax may be entitled to exemption from United Kingdom corporation tax in respect of dividend payments in respect of an Ordinary Share. If the conditions for the exemption are not satisfied or such U.K. Holder elects for an otherwise exempt dividend to be taxable, United Kingdom corporation tax will be chargeable on the dividend. The rate of United Kingdom corporation tax is currently 19%. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

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

Taxation of Disposals

U.K. Holders. A disposal or deemed disposal of Ordinary Shares or Depositary Shares by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of United Kingdom capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of Ordinary Shares or Depositary Shares are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level at which the annual exempt amount for United Kingdom capital gains tax (the “annual exempt amount”) is set by the United Kingdom government for that tax year. The annual exempt amount for the 2020/2021 tax year is £12,300. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the relevant tax year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an Ordinary Share or a Depositary Shares is taxed at the rate of 20%. In other cases, a taxable capital gain accruing on a disposal of our Ordinary Shares or Depositary Shares may be taxed at the rate of 10% or the rate of 20% or at a combination of both rates.

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

Stamp Duty and Stamp Duty Reserve Tax

The United Kingdom stamp duty, or stamp duty, and United Kingdom stamp duty reserve tax, or SDRT, treatment of the issue and transfer of, and the agreement to transfer, an ordinary share outside a depositary receipt system or a clearance service is discussed in the paragraphs under “General” below. The stamp duty and SDRT treatment of such transactions in relation to such systems is discussed in the paragraphs under “Depositary Receipt Systems and Clearance Services” below.

General

An agreement to transfer an ordinary share would normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser. However, since April 28, 2014, no SDRT or stamp duty is chargeable in respect of shares that are admitted to trading on a ‘recognized growth market’ and not listed on any ‘recognized stock exchange’, or the AIM Exemption. As our Ordinary Shares are admitted to trading on AIM (which qualifies as a ‘recognized growth market’) and not listed on any market that would qualify as a ‘recognized stock exchange,’ a transfer of an ordinary share is presently exempt from the charge to SDRT.

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

Depositary Receipt Systems and Clearance Services

The Court of Justice of the European Union in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v The Commissioners of Her Majesty’s Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and the Bank of New York Mellon Corporation v The Commissioners of Her Majesty’s Revenue & Customs, have considered the provisions of the European Union Council Directive 69/335/EEC, which was subsequently substituted by the European Union Council Directive 2008/7/EEC, or the E.U. Directives. Following these decisions HMRC has publicly confirmed that issues or transfers of shares of United Kingdom incorporated companies, such as us, to a clearance service (such as, in our understanding, DTC) or a depositary receipt system will not be charged to United Kingdom SDRT at 1.5% where that issue or transfer is an integral part of a raising of new capital.

It was announced as part of the United Kingdom Budget 2017 by the United Kingdom government that the 1.5% stamp duty and SDRT charge will not be enforced on the issue of shares by United Kingdom incorporated companies (and transfers of such shares where the transfer is integral to new capital raising) into clearance services and depositary receipt systems following Brexit. However, following Brexit, the United Kingdom government could potentially introduce new United Kingdom legislation with the effect that a future issue or transfer of our ordinary shares following (i) Brexit and (ii) any such change of United Kingdom law into a clearance service or depositary receipt system (even where such an issue or transfer is an integral part of the raising of new capital by the company) may potentially become chargeable to 1.5% stamp duty or SDRT. However, as long as the company’s ordinary shares continue to be admitted to trading on AIM and not to be listed on any market that would qualify as a ‘recognized stock exchange,’ it is our understanding that the AIM Exemption should continue to exempt future issues and transfers of the company’s ordinary shares into clearance services or depositary receipt systems from any 1.5% stamp duty and SDRT charge, including following a Brexit event.

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

Certain United States Taxation Considerations

The following is a summary of material United States federal income tax consequences of the ownership and disposition of Depositary Shares by United States holders (as defined below). This summary is for general information only and is not tax advice. Each investor should consult its tax advisor with respect to the tax consequences of the ownership and disposition of our securities, including the impact of the recently enacted Tax Cut Act.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, United States Treasury regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings, and judicial interpretations thereof, and the Convention Between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital Gains of 2001, as amended, or the United States-U.K. Treaty, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

For purposes of this discussion, the term “United States holder” means a holder of our Ordinary Shares or Depositary Shares that is, for United States federal income tax purposes:

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

This summary addresses only the United States federal income tax considerations for United States holders that acquire and hold the Depositary Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to holders that are subject to special treatment under the United States federal income tax laws (including, for example, banks, financial institutions, underwriters, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting for their securities, persons subject to the alternative minimum tax, persons that have a functional currency other than the United States dollar, tax-exempt organizations (including private foundations), mutual funds, subchapter S corporations, partnerships or other pass-through entities for United States federal income tax purposes, certain expatriates, corporations that accumulate earnings to avoid United States federal income tax, persons who hold Depositary Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, persons who acquire Depositary Shares through the exercise of options or other compensation arrangements, persons who own (or are treated as owning) 10% or more of our outstanding voting stock, or persons who are not United States holders). In addition, this discussion does not address any aspect of state, local, foreign, estate, gift or other tax law that may apply to holders of Depositary Shares.

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

Subject to the discussion below under “—3.8% Medicare Tax on Net Investment Income,” dividends received by certain non-corporate United States holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, currently at a maximum rate of 20%, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a foreign corporation will generally be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the Depositary Shares, which are listed on the NASDAQ Capital Market, would be considered readily tradable on an established securities market in the United States. However, there can be no assurance that the Depositary Shares will be considered readily tradable on an established securities market in future years. A foreign corporation is also treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which is determined by the United States Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The United States Treasury Department has determined that the United States-U.K. Treaty meets these requirements. We would not constitute a qualified foreign corporation for purposes of these rules if we are a passive foreign investment company for the taxable year in which we pay a dividend or for the preceding taxable year, as discussed below under “—Passive Foreign Investment Company Rules.”

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

Sale of Depositary Shares

A United States holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of Depositary Shares in an amount equal to the difference between the amount realized on the disposition and such holder’s tax basis in such securities. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any gain or loss recognized by a United States holder on a taxable disposition of Depositary Shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such share exceeds one year at the time of the disposition. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company Rules

A foreign corporation is a PFIC if either (1) 75% or more of its gross income for the taxable year is passive income or (2) the average percentage of assets held by such corporation during the taxable year that produce passive income or that are held for the production of passive income is at least 50%. For purposes of applying the tests in the preceding sentence, the foreign corporation is deemed to own its proportionate share of the assets, and to receive directly its proportionate share of the income, of any other corporation of which the foreign corporation owns, directly or indirectly, at least 25% by value of the stock.

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

If we were to be classified as a PFIC for any taxable year in which a United States holder held the Depositary Shares, various adverse United States tax consequences could result to such United States holders, including taxation of gain on a sale or other disposition of the shares of the corporation, Depositary Shares at ordinary income rates and imposition of an interest charge on gain or on distributions with respect to the shares, Depositary Shares. Unless a United States holder of PFIC shares elects, in either case if eligible, to be taxed annually on a mark-to-market basis or makes a QEF election and certain other requirements are met, gain realized on the sale or other disposition of PFIC shares would generally not be treated as capital gain. Instead, the United States holder would be treated as if the United States holder had realized such gain ratably over the holder’s holding period for such securities. The amounts allocated to the taxable year of sale or other disposition and to any year before the foreign corporation became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such year, together with an interest charge in respect of the tax attributable to each such year. Similar rules apply to the extent any distribution in respect of PFIC shares exceeds 125% of the average annual distribution on such PFIC securities received by the shareholder during the preceding three years or holding period, whichever is shorter. With certain exceptions, a foreign corporation is treated as a PFIC with respect to a shareholder (or warrant holder, as applicable) if the corporation was a PFIC with respect to such holder at any time during the holder’s holding period of the foreign corporation’s stock or warrants. Dividends paid to with respect to shares of a PFIC are not eligible for the special tax rates applicable to qualified dividend income of certain non-corporate holders. Instead, such dividend income is taxable at rates applicable to ordinary income.

If we were to be treated as a PFIC, the tax consequences described above could be avoided by a “mark-to-market” election with respect to the Depositary Shares. A United States holder making a “mark-to-market” election (assuming the requirements for such an election are satisfied) generally would (i) be required to include as ordinary income the excess of the fair market value of the Depositary Shares on the last day of the United States holder’s taxable year over the United States holder’s adjusted tax basis in such Depositary Shares and (ii) be allowed a deduction in an amount equal to the lesser of (A) the excess, if any, of the United States holder’s adjusted tax basis in the Depositary Shares over the fair market value of such Depositary Shares on the last day of the United States holder’s taxable year or (B) the excess, if any, of the amount included in income because of the election for prior taxable years over the amount allowed as a deduction because of the election for prior taxable years. In addition, upon a sale or other taxable disposition of Depositary Shares, a United States holder would recognize ordinary income or loss (which loss could not be in excess of the amount included in income because of the election for prior taxable years over the amount allowed as a deduction because of the election for prior taxable years). We do not intend to prepare or provide the information necessary for United States shareholders to make a QEF election.

United States holders are urged to consult their own tax advisors about the PFIC rules, including the availability of the “mark-to-market” election.

3.8% Medicare Tax on “Net Investment Income”

A 3.8% tax, or “Medicare Tax,” is imposed on all or a portion of “net investment income,” which may include any gain realized or amounts received with respect to Depositary Shares received by (i) United States holders that are individuals with modified adjusted gross income in excess of certain thresholds, and (ii) certain estates and trusts. United States holders should consult their own tax advisors with respect to the applicability of the Medicare Tax resulting from ownership or disposition of Depositary Shares.

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

Foreign Asset Reporting

United States holders who are individuals and who own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include securities issued by a non-United States issuer (which would include an investment in our securities) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Individuals who fail to report the required information could be subject to substantial penalties, and such individuals should consult their own tax advisors concerning the application of these rules to their investment in Depositary Shares.

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

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset's lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset's lifetime expected credit losses. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate. For financial assets measured at fair value through other comprehensive income, the loss allowance is recognized within other comprehensive income. In all other cases, the loss allowance is recognized in profit or loss.

Cash in Bank

We are continually reviewing the credit risk associated with holding money on deposit in banks and seek to mitigate this risk by holding deposits with banks with high credit status.

Foreign Exchange Risk

Foreign exchange risk arises because we have a material operation located in Bilbao, Spain, whose functional currency is not the same as our functional currency. Due to significant currency fluctuations during the years ended December 31, 2019, 2018 and 2017, particularly in respect of British pounds sterling against the Euro, our foreign exchange risk was significant. Our net assets arising from such overseas operations are exposed to currency risk resulting in gains or losses on retranslation into British pounds sterling. Given the levels of materiality, and despite this historical volatility, we do not hedge our net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

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

In February 2019, we completed a Subscription, Placing and Open Offer which raised gross proceeds of £13.4 million. In October 2019, we completed a registered direct offering and concurrent private placement in the United States which raised gross proceeds of £2.4 million. In May 2020, we completed a registered direct offering and concurrent private placement in the United States which raised gross proceeds of $3.0 million and a placing in the United Kingdom which raised gross proceeds of £1.8 million. We have prepared cash flow forecasts and considered the cash flow requirement for our next five years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned.  This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2019 with respect to this uncertainty.

In addition, the global spread of pandemic novel coronavirus, COVID-19, places increased uncertainty over our forecasts. The restrictions placed and being placed on the movement of people will likely cause delays to some of our plans. The scale of the impact of COVID-19 is evolving and it is difficult to assess to what extent, and for how long, it will cause delays to our operations. We have established a COVID-19 task force internally to monitor the impact of COVID-19 on our business and prioritize activities to minimize its effect.

In addition to utilizing the existing cash reserves, as part of our strategic review, we and our advisors are evaluating a number of near-term funding options potentially available to us, including fundraising, the partnering of assets or technologies or the sale of the Company. After considering the uncertainties, we considered it appropriate to continue to adopt the going concern basis in preparing the financial information.

Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and/or dispose of assets, for which there can be no assurance we will be able to do on a timely basis, on favorable terms or at all.

For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates and Judgments—Going Concern.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary Share holders will be required to pay the following service fees to Deutsche Bank Trust Company Americas, the depositary bank for the Depositary Share, or the Depositary, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of such holders Depositary Shares):

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

In addition, Depositary Share holders, beneficial owners of Depositary Shares, persons depositing Ordinary Shares for deposit and persons surrendering Depositary Shares for cancellation and withdrawal of deposited securities will be required to pay the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	such registration fees as may from time to time be in effect for the registration of Ordinary Shares or other deposited securities with our share registrar and applicable to transfers of Ordinary Shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex, facsimile and electronic transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing Ordinary Shares or Depositary Share holders and beneficial owners of Depositary Shares;

•	the expenses, fees and other charges incurred by the depositary in the conversion of foreign currency, including, without limitation, the expenses, fees and other charges imposed by any affiliate of the depositary (which may, in its sole discretion, act in a principal capacity in such transaction) that may be utilized in connection therewith;

•	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Ordinary Shares, deposited securities, Depositary Shares and ADRs;

•	the fees and expenses incurred by the depositary in connection with the delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable; and

•	any fees, charges, costs or expenses that may be incurred from time to time by the depositary and/or any of the depositary’s agents, including the custodian, and/or agents of the depositary’s agents in connection with the servicing of Ordinary Shares, deposited securities and/or Depositary Shares, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (such fees, charges, costs or expenses to be assessed against Depositary Share holders of record as at the date or dates set by the depositary as it sees fit and collected at the sole discretion of the depositary by billing such Depositary Share holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions).

The depositary fees payable upon the issuance and cancellation of Depositary Shares are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued Depositary Shares from the depositary bank and by the brokers (on behalf of their clients) delivering the Depositary Shares to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to Depositary Share holders and the depositary services fee are charged by the depositary bank to the holders of record of Depositary Shares as of the applicable Depositary Share record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the Depositary Share record date holders concurrent with the distribution. In the case of Depositary Shares registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date Depositary Share holders. In the case of Depositary Shares held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the Depositary Shares held in DTC) from the brokers and custodians holding Depositary Shares in their DTC accounts. The brokers and custodians who hold their clients’ Depositary Shares in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the Depositary Share holder.

The depositary has agreed to reimburse us for a portion of certain expenses it incurs that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of Depositary Shares. Neither we nor the depositary can determine the exact amount to be made available to us because (i) the number of Depositary Shares that will be issued and outstanding, (ii) the level of service fees to be charged to holders of Depositary Shares and (iii) its reimbursable expenses related to the program are not known at this time.

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

Based upon our evaluation of our disclosure controls and procedures as of December 31, 2019, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.

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

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2019 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our management has concluded that there was a material weakness in the design and operating effectiveness of our internal controls over financial reporting for the fiscal year ended December 31, 2019. Furthermore, during 2018, a material weakness in the design and operation of our internal controls over financial reporting was identified relating to the financial reporting period for the fiscal year ended December 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A description of the identified material weaknesses in internal control over financial reporting are set forth below.

Material Weaknesses Identified for the Year Ended December 31, 2019

In preparing our interim financial statements for the six months ending June 30, 2019, we and our independent registered public accounting firm identified a material weakness in the effectiveness of our internal controls over financial reporting, specifically that we had expensed a deposit in our income statement, as opposed to classifying it as a recoverable financial asset in other receivables during the six months ended June 30, 2019. As previously disclosed, in October 2018, pursuant to the terms of the Purchase Agreement by and among the Company, Midatech US and Kanwa Holdings, LP, an affiliate of Barings LLC, we sold our subsidiary, Midatech US to Kanwa Holdings, LP. During the fiscal year ended December 31, 2019, following a request by Midatech US, we paid a deposit of £947,000 in connection with a certain indemnity obligation set forth in the Purchase Agreement.  The deposit was originally expensed in the income statement.  Following a review by our independent registered public accounting firm of the interim financial information for the six months ended June 30, 2019, this deposit was reclassified as a recoverable financial asset in other receivables.

Furthermore, as part of their audit procedures, our independent registered public accounting firm identified the following material weaknesses in our internal control environment:

•	Regarding our IT general controls environment material weaknesses included an absence of new vendor approval, inappropriate access to administration accounts of finance systems, password segregation and access security which were not designed or operating effectively. The lack of appropriate IT general controls could lead to a material misstatement of our financial statements that will not be prevented or detected in a timely manner.

•	Several control deficiencies were identified related to the consolidation and financial reporting close functions including; the adoption of IFRS 16, adjustments required to align the results of foreign subsidiaries prepared under Spanish GAAP to IFRS, the recognition of certain costs not yet incurred that occurred during the process of preparing our financial information during the period that, when considered in aggregate, would be considered a material weakness.

•	The design and operation of our revenue recognition process, in which required policies and procedures either were not designed or were not operating effectively at the period end. While no adjustments to our consolidated financial statements during the course of the audit were required, there were no mitigating controls that would have prevented or detected such a material error should it have occurred.

We did not prevent these errors from being recorded, nor did we detect them after they had occurred.

Material Weaknesses Identified for the Year Ended December 31, 2018

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

Remediation Efforts to Address Material Weakness Identified as of December 31, 2019

Material weaknesses have been disclosed in this Annual Report on Form 20-F for the year ended December 31, 2019, as set forth in greater detail above.  The specific remediation actions taken by management include:

•	Implementing additional controls and procedures to facilitate senior management and audit committee review in order to remediate the underlying causes of the material weakness in our internal controls over financial reporting, including, but not limited to, appointing a new controller and re-designing our delegated authority control matrix and processes.

Remediation Efforts to Address Material Weakness Identified as of December 31, 2018

Material weaknesses have been disclosed in our Annual Report on Form 20-F for the year ended December 31, 2018, pertaining to adjustments to the classification of assets held for sale and discontinued operations under IFRS 5.  The specific remediation actions taken by management include:

•	Implementing additional controls and procedures to facilitate senior management and audit committee review in order to remediate the underlying causes of the material weakness in our internal controls over financial reporting; and

•	Seeking outside assistance, as necessary, from third party experts when or if we enter into or effect future, non-routine transactions which involve complex accounting and related disclosure matters.

C.       Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm as it is an emerging growth company.

D.       Changes in Internal Control Over Financing Reporting

We regularly review our system of internal control over financial reporting to ensure we maintain an effective internal control environment. Other than the changes discussed herein, there were no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2019 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth by category of service the total fees for services provided to us by BDO LLP, our independent registered public accounting firm, during the fiscal years ended December 31, 2019 and 2018.

	2019	2018
	(£ in thousands)
Audit Fees(1)	368	337
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	368	337

______________

(1)	Audit fees consist of the aggregate fees billed in connection with the audit and United Kingdom statutory audit of our annual consolidated financial statements included in this annual report, the issuance of comfort letters, interim reviews of our half-yearly financial information and other services related to SEC filings.

(2)	Audit-related fees are fees for services that are traditionally performed by the independent accountants, including consultations concerning financial accounting and reporting, and employee benefit plan audits, and due diligence on mergers or acquisitions.

(3)	Represents the aggregate fees billed for tax compliance, tax advice and tax consulting services.

(4)	Represents the aggregate fees billed for all products and services provided that are not included under “audit fees”, “audit related fees or “tax fees,” including, but not limited to, fees billed for services relating to mergers and acquisitions.

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

The financial statements of the Company included in this Annual Report on Form 20-F do not constitute statutory financial statements within the meaning of the United Kingdom Companies Act 2006. The Company’s statutory financial statements have been reported on by BDO LLP, independent auditors, under applicable law and the International Standards on Auditing (United Kingdom and Ireland). The Independent Auditors’ Report of BDO LLP on the statutory financial statements for each of the years ended December 31, 2019, 2018 and 2017 was unqualified. The Independent Auditors’ Report of BDO LLP on the statutory financial statements for each of the years ended December 31, 2019 and 2017 included an emphasis of matter regarding material uncertainty over going concern.

ITEM	19. EXHIBITS.

Exhibit Number	Title

1.1	Articles of Association of Midatech Pharma PLC (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.1*	Description of Securities Registered Under Section 12 of the Exchange Act.
2.2	Specimen certificate representing ordinary shares of Midatech Pharma PLC (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.3	Form of Deposit Agreement by and among Midatech Pharma PLC, Deutsche Bank Trust Company Americas, as depositary, and all owners and holders from time to time of American Depositary Shares thereunder (incorporated by reference to Exhibit 99A to the Company’s Registration Statement on Form F-6/A (File No. 333-207186), filed with the SEC on October 27, 2015).
2.4	Form of Amendment to Deposit Agreement among Midatech Pharma PLC, Deutsche Bank Trust Company Americas, as depositary, all owners and holders from time to time of American Depositary Shares thereunder (incorporated by reference to Exhibit (a)(2) to the Company’s Registration Statement on Form F-6 POS (File No. 333-207186), filed with the SEC on April 8, 2019).
2.5	Form of Amendment No. 2 to Deposit Agreement among Midatech Pharma PLC, Deutsche Bank Trust Company Americas, as depositary, all owners and holders from time to time of American Depositary Shares thereunder (incorporated by reference to Exhibit (a)(3) to the Company’s Registration Statement on Form F-6 POS (File No. 333-207186), filed with the SEC on October 11, 2019).
2.6	Form of Amendment No. 3 to Deposit Agreement among Midatech Pharma PLC, Deutsche Bank Trust Company Americas, as depositary, all owners and holders from time to time of American Depositary Shares thereunder (incorporated by reference to Exhibit (a)(3) to the Company’s Registration Statement on Form F-6 POS (File No. 333-207186), filed with the SEC on March 3, 2020).
2.7	Form of American Depositary Receipt (included in Exhibit 2.6 as Exhibit A thereto).
2.8*	Deposit Agreement for Restricted Securities, dated as of December 23, 2019, by and among Midatech Pharma PLC, Deutsche Bank Trust Company Americas, as depositary, and all holders and beneficial owners from time to time of restricted American Depositary Shares issued thereunder .
2.9*	Form of restricted American Depositary Receipt (included in Exhibit 2.8).
2.10	Form of Warrant Assumption Agreement by and between Midatech Pharma PLC and DARA BioSciences, Inc. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.11	Form of “Phase 2b” Common Stock Purchase Warrant issued to General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 4.1 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 15, 2014).
2.12	Form of “FDA Approval” Common Stock Purchase Warrant issued to General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 4.2 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 15, 2014).
2.13	Warrant Instrument, dated as of February 24, 2017 (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 24, 2018).
2.14	Form of Warrant Instrument, dated as of January 29, 2019, constituting warrants to subscribe for ordinary shares in Midatech Pharma PLC (incorporated by reference to Exhibit 2.11 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
2.15	Form of Warrant issued on October 25, 2019 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on October 24, 2019).
2.16	Form of Placement Agent Warrant issued on October 25, 2019 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on October 24, 2019).
2.17	Form of Warrant issued on May 20, 2020 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on May 19, 2020).
2.18	Form of Placement Agent Warrant issued on May 20, 2020 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on May 19, 2020).
2.19	Form of Warrant Instrument issued on May 22, 2020 (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on May 19, 2020).
4.1#	Midatech Pharma PLC 2016 United States Option Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-214969), filed with the SEC on December 8, 2016).

4.2#	Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.3#	Form of Option Agreement (included in Exhibit 4.2).
4.4	Nominated Advisor and Broker Agreement, dated as of December 2, 2014, by and between Midatech Pharma PLC and Panmure Gordon (UK) Limited (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.5	Patent and Know-How Agreement, dated June 21, 2002, as amended on October 14, 2004, by and between Consejo Superior de Investigaciones Cientificas and Midatech Limited (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.6	Consortium Agreement, dated as of June 25, 2012, by and among Midatech Limited, Cardiff University, Inserm-Transfert SA, Nanopass Technologies Ltd., Leiden University Medical Center, Kings College London, Institut National de la Sante et de la Recherche Medicale, Marseille and Linkopings University (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.7#	Consultancy Agreement, dated as of April 15, 2014, by and between Midatech Limited and Chesyl Pharma Limited (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.8#	Service Agreement date as of June 1, 2018, by and between Midatech Pharma PLC and Craig Cook (incorporated by reference to Exhibit 4.9 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.9#	Service Agreement dated as of December 3, 2014, by and between Midatech Pharma PLC and Nicholas Robbins-Cherry (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.10#	Appointment Agreement, dated as of April 15, 2014, by and between Midatech Limited and Rolf Stahel (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.11#	Revised Appointment Agreement, dated as of December 2, 2014, by and between Midatech Pharma PLC and Rolf Stahel (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.12#	Form of Appointment Letter between Midatech Pharma PLC and certain directors of Midatech Pharma PLC (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.13#	Deed of Indemnity dated August 5, 2015 (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.14†	License Agreement, executed on or about June 6, 2017, by and between Novartis Pharma AG and Midatech Limited (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 19, 2017).
4.15††	License, Collaboration and Distribution Agreement, dated as of January 29, 2019, by and between Midatech Pharma PLC, CMS Bridging Limited, CMS Medical Hong Kong Limited and China Medical System Holdings Limited (incorporated by reference to Exhibit 4.17 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, as amended, filed with the SEC on May 28, 2019).
4.16	Relationship Agreement, dated January 29, 2019, by and among the Company, certain CMS Concert Party Members and Panmure Gordon (UK) Limited (incorporated by reference to Exhibit 4.18 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.17	Subscription Letter, dated January 29, 2019, between the Company and A&B (HK) Company Limited (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.18	Subscription Letter, dated January 29, 2019, between the Company and CMS Medical Venture Investment (HK) Limited (incorporated by reference to Exhibit 4.20 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.19	Form of Lock-in Agreement by and among the Company, Panmure Gordon (UK) Limited and certain stockholders of the Company (incorporated by reference to Exhibit 4.21 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.20#	The Midatech Pharma Share Incentive Plan (incorporated by reference to Exhibit 4.27 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 24, 2018).
4.21	Stock Purchase Agreement, dated as of September 26, 2018, by and among the Company, Midatech Pharma US Inc. and Kanwa Holdings, LP (incorporated by reference to Exhibit 2.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on September 27, 2018).

4.22	Transition Services Agreement, dated as of September 26, 2018, by and between the Company, Midatech Pharma US Inc. and Kanwa Holdings, LP (incorporated by reference to Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 8, 2018).
4.23††+	Service Agreement date as of September 9, 2019, by and between Midatech Pharma PLC and Stephen Stamp (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on September 19, 2019).
4.24††*	Service Agreement dated as of April 23, 2015, by and between Midatech Limited and Stephen Damment.
4.25	Form of Securities Purchase Agreement, dated as of October 22, 2019, by and between Midatech Pharma PLC and the purchaser identified on the signature page thereto (incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on October 24, 2019).
4.26*	English Translation of REINDUS Loan, dated as of September 11, 2019, by and between Midatech Pharma España S.L. and Spanish Ministry of Industry, Commerce and Tourism (incorporated by reference to Exhibit 10.26 of the Company Registration Statement on Form F-1, filed with the SEC on March 17, 2020).
4.27*+	Settlement Agreement, dated as of April 17, 2020, by and between Midatech Pharma PLC and Dr. Craig Cook.
4.28	Form of Securities Purchase Agreement, dated as of May 18, 2020, by and between Midatech Pharma PLC and the purchasers identified on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the SEC on May 20, 2020.
8.1*	Subsidiaries of Midatech Pharma PLC.
12.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of BDO LLP, independent registered public accounting firm.

___________

* Filed herewith.

+	Management contract or compensatory plan or arrangement.
†	Confidential treatment has been granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
††	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to Midatech Pharma PLC if publicly disclosed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIDATECH PHARMA PLC
(Registrant)

By:	/s/ Stephen Stamp
Name:	Stephen Stamp
Title:	Chief Executive Officer and Chief Financial Officer

Date: June 15, 2020

MIDATECH PHARMA PLC

117

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Midatech Pharma plc

Cardiff, United Kingdom

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Midatech Pharma plc (the “Company”) as of 31 December 2019, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Adoption of New Accounting Standard

As discussed in Note 1 to the consolidated financial statements, effective on 1 January 2019, the Company changed its method of accounting for leases due to the adoption of IFRS 16, Leases.

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

Reading, United Kingdom

15 June 2020

Consolidated StatementS of Comprehensive Income

For the year ended 31 December

	Note	2019 £’000		2018 £’000		2017 £’000
Revenue	3	312		149		149
Grant revenue		362		1,789		840
Total revenue		674		1,938		989
Other income		15		–		–
Research and development costs		(7,843)		(9,359)		(8,329)
Distribution costs, sales and marketing		(323)		–		(170)
Administrative costs		(3,841)		(4,394)		(4,266)
Impairment of intangible assets	12,13	-		–		(1,500)
Loss from operations	5	(11,318)		(11,815)		(13,276)
Finance income	7	492		2		415
Finance expense	7	(97)		(587)		(109)
Loss before tax		(10,923)		(12,400)		(12,970)
Taxation	8	1,785		2,032		1,265
Loss from continuing operations		(9,138)		(10,368)		(11,705)
Loss from discontinued operations net of tax	4	(947)		(4,662)		(4,359)
Loss for the year attributable to the owners of the parent		(10,085)		(15,030)		(16,064)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Exchange (losses)/gains arising on translation of foreign operations		(207)		1,156		(1,233)
Exchange losses realised on disposal of subsidiaries	4	–		(3,842)		–
Total other comprehensive loss net of tax		(207)		(2,686)		(1,233)
Total comprehensive loss attributable to the owners of the parent		(10,292)		(17,716)		(17,297)
Loss per share
Continuing operations
Basic and diluted loss per ordinary share - pence	9	(50	)p	(339	)p	(456	)p
Discontinued operations
Basic and diluted loss per ordinary share - pence	9	(5	)p	(153	)p	(170	)p

The notes form an integral part of these consolidated financial statements.

Consolidated statementS of financial position

At 31 December

Company number 09216368	Note	2019 £’000	2018 £’000	2017 £’000
Assets
Non-current assets
Property, plant and equipment	10	2,154	1,983	2,529
Intangible assets	12	12,379	12,374	27,647
Other receivables due in greater than one year	15	2,625	469	465
		17,158	14,826	30,641
Current assets
Inventories	17	-	–	941
Trade and other receivables	15	992	1,323	3,242
Taxation		1,817	1,952	1,196
Cash and cash equivalents	16	10,928	2,343	13,204
		13,737	5,618	18,583
Total assets		30,895	20,444	49,224
Liabilities
Non-current liabilities
Borrowings	19	5,670	884	6,185
Provisions	20	-	165	–
		5,670	1,049	6,185
Current liabilities
Trade and other payables	18	4,494	2,103	8,002
Borrowings	19	412	368	361
Provisions	20	97	–	–
Derivative financial liability	21	664	–	–
		5,667	2,471	8,363
Total liabilities		11,337	3,520	14,548

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION(continued)

At 31 December

	Note	2019 £’000	2018 £’000	2017 £’000
Issued capital and reserves attributable to owners of the parent
Share capital	24	1,023	1,003	1,003
Share premium	25	65,879	52,939	52,939
Merger reserve	25	53,003	53,003	53,003
Foreign exchange reserve	25	(508)	(301)	2,385
Accumulated deficit	25	(99,839)	(89,720)	(74,654)
Total equity		19,558	16,924	34,676
Total equity and liabilities		30,895	20,444	49,224

The notes form an integral part of these consolidated financial statements.

Consolidated statementS of cash flows

For the year ended 31 December

	Note	2019 £’000	2018 £’000	2017 £’000
Cash flows from operating activities
Loss for the year		(10,085)	(15,030)	(16,064)
Adjustments for:
Depreciation of property, plant and equipment	10	979	1,016	983
Depreciation of right of use asset	10	303	–	–
Amortisation of intangible fixed assets	12	3	434	1,577
Loss on disposal of fixed assets		–	165	27
Impairment of intangible assets	12,13	-	–	1,500
Finance income	7	(492)	(2)	(415)
Finance expense	7	97	587	166
Share-based payment expense	5	(34)	(36)	520
Taxation	8	(1,785)	(2,032)	(1,265)
Loss on sale of subsidiary	4	–	1,407	–
Loss from discontinued operations, net of tax	4	947	–	–
Foreign exchange (gains)/losses		(140)	130	–
Cash flows from operating activities before changes in working capital		(10,207)	(13,361)	(12,971)
Decrease/(Increase) in inventories		-	347	(202)
Decrease/(Increase) in trade and other receivables		725	1,030	(968)
Increase/(Decrease) in trade and other payables		1,141	(2,995)	(267)
(Decrease)/Increase in provisions		(68)	165	–
Cash used in operations		(8,409)	(14,814)	(14,408)
Taxes received		1,920	1,364	1,455
Net cash used in operating activities		(6,489)	(13,450)	(12,953)

Consolidated statementS of cash flows(continued)

For the year ended 31 December

	Note	2019 £’000	2018 £’000	2017 £’000
Investing activities
Purchases of property, plant and equipment	10	(310)	(244)	(707)
Proceeds from disposal of fixed assets		–	25	–
Purchase of intangibles	12	(9)	–	(778)
Long term deposit for guarantee for Government loan		(2,549)	-	-
Disposal of discontinued operation, net of cash disposed of	4	–	9,259	–
Deposit paid in connection with disposed subsidiary	4	(947)	–	–
Interest received		8	2	15
Net cash (used in)/ generated from investing activities		(3,807)	9,042	(1,470)
Financing activities
Interest paid		(30)	(587)	(111)
Receipts from sub-lessors		107	-	-
Amounts paid on lease liabilities (2018, 2017: Amounts paid on finance leases)		(450)	(64)	(25)
Repayment of borrowings		(577)	(5,821)	(552)
Proceeds from bank borrowings		–	–	5,237
Proceeds from Government loan		4,436	-	-
Proceeds from Government subsidy		1,139	-	-
Share issues including warrants, net of costs	16	14,108	–	5,728
Net cash generated from/(used in) financing activities		18,733	(6,472)	10,277
Net increase/(decrease) in cash and cash equivalents		8,437	(10,880)	(4,146)
Cash and cash equivalents at beginning of year		2,343	13,204	17,608
Exchange gains/(losses) on cash and cash equivalents		148	19	(258)
Cash and cash equivalents at end of year	16	10,928	2,343	13,204

The notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

For the year ended 31 December

	Share capital £’000	Share premium £’000	Merger reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2019	1,003	52,939	53,003	(301)	(89,720)	16,924
Loss for the year	–	–	–	–	(10,085)	(10,085)
Foreign exchange translation	–	–	–	(207)	–	(207)
Total comprehensive loss	1,003	52,939	53,003	(508)	(99,805)	6,632
Transactions with owners
Shares issued on 26 February 2019 – note 16	17	13,388	–	–	–	13,405
Costs associated with share issue on 26 February 2019 – note 16	–	(1,120)	–	–	–	(1,120)
Shares issued on 29 October 2019 – note 16	3	1,211	–	–	–	1,214
Costs associated with share issue on 29 October 2019 – note 16	–	(539)	–	–	–	(539)
Share-based payment charge	–	–	–	–	(34)	(34)
Total contribution by and distributions to owners	20	12,940	–	–	(34)	12,926
At 31 December 2019	1,023	65,879	53,003	(508)	(99,839)	19,558

	Share capital £’000	Share premium £’000	Merger reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2018	1,003	52,939	53,003	2,385	(74,654)	34,676
Loss for the year	–	–	–	–	(15,030)	(15,030)
Reclassification of foreign exchange on disposal	–	–	–	(3,842)	–	(3,842)
Foreign exchange translation	–	–	–	1,156	–	1,156
Total comprehensive loss	–	–	–	(2,686)	(15,030)	(17,716)
Share-based payment charge	–	–	–	–	(36)	(36)
Total contribution by and distributions to owners	–	–	–	–	(36)	(36)
At 31 December 2018	1,003	52,939	53,003	(301)	(89,720)	16,924

Consolidated statements of changes in equity(cONTINUED)

	Share capital £’000	Share premium £’000	Merger reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2017	1,002	47,211	53,003	3,618	(59,110)	45,724
Loss for the year	–	–	–	–	(16,064)	(16,064)
Foreign exchange translation	–	–	–	(1,233)	–	(1,233)
Total comprehensive loss	–	–	–	(1,233)	(16,064)	(17,297)
Transactions with owners
Shares issued on 16 October 2017 – note 16	1	6,157	–	–	–	6,158
Costs associated with share issue – note 16	–	(429)	–	–	–	(429)
Share option charge	–	–	–	–	520	520
Total contribution by and distributions to owners	1	5,728	–	–	520	6,249
At 31 December 2017	1,003	52,939	53,003	2,385	(74,654)	34,676

The notes form an integral part of these consolidated financial statements.

Notes forming part of the financial statements

For the year ended 31 December 2019, 2018 and 2017

1	Accounting policies

General information

Midatech Pharma plc (the ‘Company’) is a company registered and domiciled in England and Wales. The Company was incorporated on 12 September 2014.

The Company is a public limited company, which has been listed on the Alternative Investment Market (‘AIM’), which is a submarket of the London Stock Exchange, since 8 December 2014.

In addition, since 4 December 2015 the Company has American Depository Receipts (‘ADRs’) registered with the US Securities and Exchange Commission (‘SEC’) and is listed on the NASDAQ Capital Market.

The financial statements were approved and authorised for issue by the Board of Directors on 12 June 2020.

Basis of preparation

The Group was formed on 31 October 2014 when Midatech Pharma plc entered into an agreement to acquire the entire share capital of Midatech Limited and its wholly owned subsidiaries through the issue equivalent of shares in the Company which took place on 13 November 2014.

These financial statements have been prepared in accordance with International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (‘adopted IFRSs’) and are presented in £’000’s Sterling, unless stated otherwise.

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the periods presented.

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. At the same meeting a resolution was passed to change the ratio of the Company's American Depositary Receipts ("ADRs"). This will change from one ADR representing 20 Existing Ordinary Shares to one ADR representing five new ordinary shares. The financial statements reflect the effects of the reverse stock split/share resolutions for all periods presented.

The consolidated financial statements have been prepared on a historical cost basis, except for the following item (refer to individual accounting policies for details):

- Financial instruments – fair value through profit or loss.

Adoption of new and revised standards

New standards, interpretations and amendments effective from 1 January 2019

New standards impacting the Group that were adopted in the annual financial statements for the year ended 31 December 2019, and which have given rise to changes in the Group’s accounting policies are:

•	IFRS 16 Leases (IFRS 16); and
•	IFRIC 23 Uncertainty over Income Tax Treatments (IFRIC 23)

Details of the impact these two standards have had are given in note 32 below. Other new and amended standards and Interpretations issued by the IASB that will apply for the first time in the next annual financial statements are not expected to impact the Group as they are either not relevant to the Group’s activities or require accounting which is consistent with the Group’s current accounting policies.

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the group has decided not to adopt early. The following amendments are effective for the period beginning 1 January 2020:

•	IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (Amendment – Definition of Material)
•	IFRS 3 Business Combinations (Amendment – Definition of Business)
•	Revised Conceptual Framework for Financial Reporting

These new accounting standard amendments are not expected to have a material impact on the group.

In January 2020, the IASB issued amendments to IAS 1, which clarify the criteria used to determine whether liabilities are classified as current or non-current. These amendments clarify that current or non-current classification is based on whether an entity has a right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. The amendments also clarify that ‘settlement’ includes the transfer of cash, goods, services, or equity instruments unless the obligation to transfer equity instruments arises from a conversion feature classified as an equity instrument separately from the liability component of a compound financial instrument. The amendments are effective for annual reporting periods beginning on or after 1 January 2022.

1	Accounting policies (continued)

The Group is currently assessing the impact of this new accounting standard amendment.

The Group does not expect any other standards issued by the IASB, but not yet effective, to have a material impact on the group.

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

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Midatech Pharma plc	Ultimate holding company
Midatech Limited	Trading company
Midatech Pharma (Espana) SL (formerly Midatech Biogune SL)	Trading company
PharMida AG	Dormant
Midatech Pharma (Wales) Limited (formerly Q Chip Limited)	Trading company
Midatech Pharma Pty	Trading company
Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc.) (until 1 November 2018)	Trading company
Dara Therapeutics, Inc. (until 1 November 2018)	Dormant

Going concern

The Group and parent company are subject to a number of risks similar to those of other development and early-commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenue from the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of its pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfil the Group’s commercial and development activities and generating a level of revenue adequate to support the Group’s cost structure.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. As of the date of these Financial Statements, the Group’s operations have been significantly curtailed temporarily due to restrictions imposed by governments.

The Group cannot reasonably estimate the length or severity of this pandemic and related restrictions. Some factors from the COVID-19 outbreak that the company believe will adversely affect current and planned drug development activities include:

•	the diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring;

•	interruption in global shipping affecting the transport of clinical trial materials, such as investigational drug product used in our trials; and

•	employee absences that delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

1	Accounting policies (continued)

Going concern (continued)

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our portfolio. For the year ended December 31, 2019, the Company incurred a consolidated loss from operations of £10.1 million and negative cash flows from operations of £6.5 million. As of December 31, 2019, the Group had an accumulated deficit of £99.8 million.

The Company's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at December 31, 2019, we had cash and cash equivalents of £10.93 million. In May 2020, we completed an equity offering, raising £3.7m net of costs. We believe we currently have enough cash to fund our planned operations into the second quarter of 2021.

Our future viability is dependent on our ability to generate cash from operating activities, to raise additional capital to finance our operations and to successfully obtain regulatory approval to allow marketing of our development products. Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue its business strategies. For example, due to our current and forecasted cash position, on 31 March 2020, we made the decision to abandon certain of our research and development programs, close our Spanish operations and make certain terminations within our UK operations. In connection with our strategic review announced on the same date, we are in the process of seeking to license or assign one or more of our technologies to a partner or, alternatively, to seek a buyer for our Company. Any or all of these transactions may be on unfavorable terms.

We have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next five years including the period twelve months from the date of approval of the consolidated financial statements.  These forecasts show that further financing will be required before the second quarter of 2021 assuming, inter alia, that all development programs and other operating activities continue as currently planned.  This requirement for additional financing in the short term represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern.

In addition, the global spread of the pandemic COVID-19 virus places increased uncertainty over our forecasts. The restrictions placed and being placed on the movement of people will likely cause delays to some of our plans. The scale of the impact of COVID-19 is evolving and it is difficult to assess to what extent, and for how long, it will cause delays to our operations. We have established a COVID-19 task force internally to monitor the impact of COVID-19 on our business and prioritize activities to minimize its effect.

In addition to utilizing the existing cash reserves, as part of our ongoing strategic review, we and our advisors are evaluating a number of near-term funding options potentially available to us, including fundraising, the partnering of assets and technologies or the sale of the Company. After considering the uncertainties, we consider it is appropriate to continue to adopt the going concern basis in preparing the financial information. Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and/or dispose of assets, for which there can be no assurance we will be able to do on a timely basis, on favorable terms or at all.

Revenue

Revenue is accounted for in line with principles of IFRS 15 ‘Revenue from contracts with customers’

Revenue from licensing agreements

The Group entered into a Licence Agreement during 2019. The licence consists of two distinct performance conditions, which is the grant of the license to use of its intellectual property (“IP”) and the supply of Product. After the Company has granted the license, and the Product is granted applicable marketing authorizations in the EU, the US, or the UK, France, Germany or Switzerland and China, there are no further obligations to participate in, or provide additional services to its customer. The transaction price for the grant of the license to use the Company’s IP comprises of fixed and variable payment streams and the grant of the license is considered to be a right to use IP. Upfront fees earned, are recognised as revenue at a point in time, upon transfer of control over the license to the licensee and the grant of the applicable marketing authorisation by the relevant statutory authority. Revenue from variable consideration, which is contingent on achievements of future milestones is recognised as revenue when it is highly probable the revenue will not reverse, that is when the underlying contingencies have been resolved. For future royalty payments associated with a license, the Company applies the IFRS 15 exception for sales-based royalties and recognises the revenue only when the subsequent sale occurs.

Supply of Goods

Revenue from sales of goods to customer are recognised when all performance obligations are met. These criteria are considered to be met when the goods are delivered to the customer. Revenue represents the full list price of products shipped to wholesalers and other customers less product returns, discounts, rebates and other incentives based on the sales price.

Supply of Services

Revenue from the supply of services is subject to specific agreement. This is recognised over the contract term, proportionate to the progress in overall satisfaction of the performance obligations (the services performed by the Group), measured by cost incurred to date out of total estimate of costs.

Milestones

The Group’s revenue also include milestone income from research and development contracts. Milestone income is recognised as revenue in the accounting period in which the milestones are achieved. Milestones are agreed on a project by project basis and will be evidenced by set deliverables.

1	Accounting policies (continued)

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

Business combinations and externally acquired intangible assets

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date at which the Group obtains control over the entity. The cost of an acquisition is measured as the amount of the consideration transferred to the seller, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. The Group measures goodwill initially at cost at the acquisition date, being:

•	the fair value of the consideration transferred to the seller, plus;

•	the amount of any non-controlling interest in the acquiree, plus;

•	if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree re-measured at the acquisition date, less;

•	the fair value of the net identifiable assets acquired and assumed liabilities.

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

In-process research and development (‘IPRD’) programmes acquired in business combinations are recognised as assets even if subsequent expenditure is written off because the criteria specified in the policy for development costs below are not met. IPRD is subject to annual impairment testing until the completion or abandonment of the related project. No further costs are capitalised in respect of this IPRD unless they meet the criteria for research and development capitalisation as set out below.

As per IFRS 3, once the research and development of each defined project is completed, the carrying value of the acquired IPRD is reclassified as a finite-lived asset and amortised over its useful life.

The product and marketing rights recognised in 2017 related to various licenses, the Group held via its US subsidiary. These rights were disposed of with the sale of the subsidiary.

The significant intangibles recognised by the Group and their useful economic lives are as follows:

Goodwill	– Indefinite life

IPRD	– In process, not yet amortising

IT and website costs	– 4 years

Product and marketing rights	– Between 2 and 12 years

The useful economic life of IPRD will be determined when the in-process research projects are completed. Amortisation of product and marketing rights ceased in June 2018 when the US entity was classified as held for sale.

1	Accounting policies (continued)

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

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, or intangible assets not ready for use, such as IPRD, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. An impairment charge of £1.5m was recognised in 2017 against the IPRD of the Midatech Pharma (Wales) Ltd cash generating unit within continuing operations. Please refer to Note 33 Post Balance Sheet Events, for potential impairment charges during 2020.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). After the disposal of the US operation on 1 November 2018, the Group at 31 December 2019 had only one cash generating unit (2018: one, 2017: two), as set out in note 13. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

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

The results and assets and liabilities of joint ventures are incorporated in the financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in a joint venture is recognised initially in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the joint venture. When the Group’s share of losses of a joint venture exceeds the Group’s interest in that joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint venture), the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

1	Accounting policies (continued)

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

Exchange differences recognised in the profit or loss of Group entities on the translation of long-term monetary items forming part of the Group’s net investment in the overseas operation concerned are reclassified to other comprehensive income and accumulated in the foreign exchange reserve on consolidation.

On disposal of a foreign operation, the cumulative exchange differences recognised in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the consolidated statement of comprehensive income as part of the gain or loss on disposal.

Financial assets and liabilities

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

The Group’s assets at amortised costs comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Cash and cash equivalents include cash in hand, deposits held at call with original maturities of three months or less.

Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit and loss (‘FVTPL’)

The Group has outstanding warrants in the ordinary share capital of the company. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account.

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in note 22.

Other financial liabilities include the following items:

•	Borrowings are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position. Interest expense in this context includes initial transaction costs and premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

•	Government loans received on favourable terms below market rate are discounted at a market rate of interest. The difference between the present value of the loan and the proceeds is held as a government grant within deferred revenue and is released to research and development expenditure or grant income in line with when the asset or expenditure is recognised in the income statement.

1	Accounting policies (continued)

Financial liabilities (continued)

•	Trade payables and other short-term monetary liabilities are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has two classes of share in existence:

•	ordinary shares of £0.00005 each are classified as equity instruments;

•	deferred shares of £1 each are classified as equity instruments.

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate it’s ordinary shares on a one for 20 basis into new ordinary shares of £0.001 each in the capital of the Company.

The change in the number of shares resulting from the reverse stock split and change in the number of Depositary Shares resulting from the change in ratio has been applied retroactively to all share and per share amounts presented in this annual report, to the extent applicable.

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

Leases

The majority of the Group’s accounting policies for leases are set out in note 11.

Identifying Leases

The Group accounts for a contract, or a portion of a contract, as a lease when it conveys the right to use an asset for a period of time in exchange for consideration. Leases are those contracts that satisfy the following criteria:

(a) There is an identified asset;

(b) The Group obtains substantially all the economic benefits from use of the asset; and

(c) The Group has the right to direct use of the asset.

The Group considers whether the supplier has substantive substitution rights. If the supplier does have those rights, the contract is not identified as giving rise to a lease.

In determining whether the Group obtains substantially all the economic benefits from use of the asset, the Group considers only the economic benefits that arise use of the asset, not those incidental to legal ownership or other potential benefits.

1	Accounting policies (continued)

Leases (continued)

In determining whether the Group has the right to direct use of the asset, the Group considers whether it directs how and for what purpose the asset is used throughout the period of use. If there are no significant decisions to be made because they are pre-determined due to the nature of the asset, the Group considers whether it was involved in the design of the asset in a way that predetermines how and for what purpose the asset will be used throughout the period of use. If the contract or portion of a contract does not satisfy these criteria, the Group applies other applicable IFRSs rather than IFRS 16.

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

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives. It is provided at the following rates:

Fixtures and fittings	– 25% per annum straight line

Leasehold improvements	– the shorter of 10% per annum straight line or over the lease term

Computer equipment	– 25% per annum straight line

Laboratory equipment	– 15% – 25% per annum straight line

Right of use asset	– Economic life of contractual relationship

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

The following are considered to be critical accounting estimates:

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

Impairment of goodwill and intangible assets not yet ready for use(continued)

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use, the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, including for revenues and development costs, estimation of the long term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital.

The carrying value of goodwill was £2.3m and intangibles not yet ready for use was £10.1m as at 31 December 2019 (note 12).

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit. Based on the analysis performed, there was no impairment of the goodwill in the years ended 31 December 2019, 2018 or 2017, and there was no impairment charge against the IPRD of the Midatech Pharma (Wales) Ltd cash generating unit (2018: £Nil; 2017: £1.5m ). See note 12 and 13. Please refer to Note 33 Post Balance Sheet Events, for potential impairment charges during 2020.

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

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 27 to our consolidated financial statements and are estimated as follows:

•	volatility is estimated based on the average annualised volatility of a number of publicly traded peer companies in the biotech sector;

•	the estimated life of the option is estimated to be until the first exercise period, which is typically the month after the option vests; and

•	the dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

The following are considered to be critical accounting judgments:

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

In 2019, there were approximately £49.6m of gross unutilised tax losses carried forward (2018: £40.7m, 2017: £38.4m). No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods.

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

Leases

IFRS 16 defines the lease term as the non-cancellable period of a lease together with the options to extend or terminate a lease, if the lessee were reasonably certain to exercise that option. This will take into account the length of time remaining before the option is exercisable, current trading, future trading forecasts as to the ongoing profitability of the organisation and the level and type of planned future capital investment. The judgement is reassessed at each reporting period. A reassessment of the remaining life of the lease could result in a recalculation of the lease liability and a material adjustment to the associated balances.

The discount rate used in the calculation of the lease liability involves estimation. The discount rate used is the incremental borrowing rate. This rates represents the rate the Group would have had to pay to borrow, over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

2	Critical accounting estimates and judgements (continued)

Leases (continued)

During 2019 Management considered the appropriate life of a new property lease entered into in Spain. The lease is for an initial period of 5 years, however the lease allows the Group to break the lease at any-time with one-month notice, provided it returns the property to its original condition. At 31 December 2019, Management assessed it was reasonably certain the expected life of the lease would be 5 years.

Discontinued Operations

Under the terms of the Sale Agreement the Group agreed to indemnify the Purchaser against, inter alia, any liability related to any prescription drug user fee amounts owed to the United States Food and Drug Administration (“FDA”) under the Prescription Drug Fee User Act (“PDUFA”) by MPUS for the United States government’s fiscal year ended 30 September 2018.

MPUS had successfully obtained waivers for user fees for all prior fiscal periods in which it was liable under PDUFA and entered into the Sale Agreement with the Purchaser confident that a further waiver would be obtained. However, during 2019 MPUS sought approval from the FDA for a filing relating to one of its commercial products and was informed by the FDA that the approval would not be forthcoming whilst the PDUFA fee remained unpaid. Consequently, MPUS paid the PDUFA fee of £0.95m and then, in accordance with the terms of the SPA, Midatech deposited the same amount with MPUS, pending completion of the waiver application process.

At 30 June 2019 Management considered the amount recoverable from MPUS, this was based on the waiver application process being on-going and the historical success MPUS have had in obtaining the waiver.

At 31 December 2019 Management reconsidered the recoverability of the sum paid under the warranty, and although the waiver process is still on-going, Management concluded, based on third party advice, that the probability of successfully achieving the waiver had diminished and therefore have taken the decision to expense the cost of the warranty claim in the second half of 2019.

Going Concern

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our portfolio. For the year ended December 31, 2019, the Company incurred a consolidated loss from operations of £10.1 million and negative cash flows from operations of £6.5 million. As of December 31, 2019, the Group had an accumulated deficit of £99.8 million.

The Company's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at December 31, 2019, we had cash and cash equivalents of £10.93 million. In May 2020, we completed an equity offering, raising £3.7m net of costs. We believe we currently have enough cash to fund our planned operations into the second quarter of 2021.

Our future viability is dependent on our ability to generate cash from operating activities, to raise additional capital to finance our operations and to successfully obtain regulatory approval to allow marketing of our development products. Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue its business strategies. For example, due to our current and forecasted cash position, on 31 March 2020, we made the decision to abandon certain of our research and development programs, close our Spanish operations and make certain terminations within our UK operations. In connection with our strategic review announced on the same date, we are in the process of seeking to license or assign one or more of our technologies to a partner or, alternatively, to seek a buyer for our Company. Any or all of these transactions may be on unfavorable terms.

We have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next five years including the period twelve months from the date of approval of the consolidated financial statements.  These forecasts show that further financing will be required before the second quarter of 2021 assuming, inter alia, that all development programs and other operating activities continue as currently planned.  This requirement for additional financing in the short term represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2019 with respect to this uncertainty.

In addition, the global spread of the pandemic COVID-19 virus places increased uncertainty over our forecasts. The restrictions placed and being placed on the movement of people will likely cause delays to some of our plans. The scale of the impact of COVID-19 is evolving and it is difficult to assess to what extent, and for how long, it will cause delays to our operations. We have established a COVID-19 task force internally to monitor the impact of COVID-19 on our business and prioritize activities to minimize its effect.

In addition to utilizing the existing cash reserves, as part of our ongoing strategic review, we and our advisors are evaluating a number of near-term funding options potentially available to us, including fundraising, the partnering of assets and technologies or the sale of the Company. After considering the uncertainties, we consider it is appropriate to continue to adopt the going concern basis in preparing the financial information. Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and/or dispose of assets, for which there can be no assurance we will be able to do on a timely basis, on favorable terms or at all.

3	Segment Information

Revenue from contracts with customers

Geographical analysis of revenue by destination of customer

	2019 £’000	2018 £’000	2017 £’000
Revenue from continuing operations:
United Kingdom	197	149	79
Rest of Europe	55	–	70
Rest of the World	60	–	–
	312	149	149
Revenue from discontinued operations
United States	–	3,882	6,609

In 2019, all revenue from continuing operations came from 3 customers (2018: 1 customer; 2017: 3 customers). Within revenue from discontinued operations for 2018, reported in the consolidated statement of comprehensive income under loss from discontinued operations, four customers each accounted for at least 10% of revenue from discontinued operations (2017: three customers):

	2019 £’000	2018 £’000	2017 £’000
Customer A	63%	100%	55%
Customer B	19%	-	-
Customer C	18%	-	-

Following the disposal of the US commercial business, the Group contains one reportable operating segment, Pipeline Research and Development (‘Pipeline R&D’). This segment seeks to develop products using the Group’s nanomedicine and sustained release technology platforms.

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

Both the UK and Spanish entities meet the aggregation criteria and have therefore been presented as a single reportable segment under Pipeline R&D. The research and development activities involve the discovery and development of pharmaceutical products in the field of nanomedicine and sustained release technology. The US operating company was engaged in the sale and marketing of cancer supportive care products and was reported historically under the Commercial segment.

In the following segmented results tables, depreciation and amortisation allocated to research and development costs, and administrative costs in the consolidated statements of comprehensive income, are presented separately.

3	Segment Information (continued)

Segmented results for the year ended 31 December 2019

	Pipeline R&D £’000	Commercial (discontinued) £’000	Consolidated (including discontinued operations) £’000
Revenue	312	–	312
Grant revenue	362	–	362
Total revenue	674	–	674
Other income	15	–	15
Cost of sales	–	–	-
Research and development costs	(6,624)	–	(6,624)
Distribution costs, sales and marketing	(323)	–	(323)
Administrative costs	(3,775)	–	(3,775)
Loss from discontinued operations, net of tax	–	(947)	(947)
Depreciation	(1,282)	–	(1,282)
Amortisation	(3)	–	(3)
Loss from operations	(11,318)	(947)	(12,265)
Finance income	492	–	492
Finance expense	(97)	–	(97)
Loss before tax	(10,923)	(947)	(11,870)
Taxation	1,785	–	1,785
Loss for the year	(9,138)	(947)	(10,085)
Loss from continuing operations			(9,138)
Loss from discontinued operations			(947)

3	Segment Information (continued)

Segmented results for the year ended 31 December 2018

	Pipeline R&D £’000	Commercial (discontinued) £’000	Consolidated (including discontinued operations) £’000
Revenue	149	3,882	4,031
Grant revenue	1,789	–	1,789
Total revenue	1,938	3,882	5,820
Cost of sales	–	(1,286)	(1,286)
Research and development costs	(8,555)	(283)	(8,838)
Distribution costs, sales and marketing	–	(4,357)	(4,357)
Administrative costs	(4,087)	(872)	(4,959)
Loss on disposal of discontinued operations	–	(1,407)	(1,407)
Depreciation	(1,011)	(5)	(1,016)
Amortisation	(100)	(334)	(434)
Loss from operations	(11,815)	(4,662)	(16,477)
Finance income	2	–	2
Finance expense	(587)	–	(587)
Loss before tax	(12,400)	(4,662)	(17,062)
Taxation	2,032	–	2,032
Loss for the year	(10,368)	(4,662)	(15,030)
Loss from continuing operations			(10,368)
Loss from discontinued operations			(4,662)

3	Segment Information (continued)

Segmented results for the year ended 31 December 2017

	Pipeline R&D £’000	Commercial (discontinued) £’000	Consolidated (including discontinued operations) £’000
Revenue	149	6,609	6,758
Grant revenue	840	–	840
Total revenue	989	6,609	7,598
Cost of sales	–	(926)	(926)
Research and development costs	(7,355)	(356)	(7,711)
Distribution costs, sales and marketing	(170)	(7,477)	(7,647)
Administrative costs	(4,266)	(566)	(4,832)
Depreciation	(974)	(9)	(983)
Amortisation	–	(1,577)	(1,577)
Impairment of intangible assets	(1,500)	–	(1,500)
Loss from operations	(13,276)	(4,302)	(17,578)
Finance income	415	–	415
Finance expense	(109)	(57)	(166)
Loss before tax	(12,970)	(4,359)	(17,329)
Taxation	1,265	–	1,265
Loss for the year	(11,705)	(4,359)	(16,064)
Loss from continuing operations			(11,705)
Loss from discontinued operations			(4,359)

Non-current assets by location of assets

	2019 £’000	2018 £’000	2017 £’000
Spain	4,383	1,860	2,154
United Kingdom	12,775	12,966	15,331
United States	–	–	13,156
	17,158	14,826	30,641

All material additions to non-current assets in 2019, 2018 and 2017 were in the Pipeline R&D segment.

4	Discontinued operations

During 2018 the group made the decision to sell its Commercial business based in the US. The sale completed on 1 November 2018 to Barings LLC, a member of the MassMutual Financial Group, for total consideration of up to $19m. This included $6m of consideration contingent payable on the achievement of various net revenue milestones for the MPUS business for the financial years 2018 and 2019. MPUS did not achieve the net revenue milestones in either 2018 or 2019, as a result no contingent consideration was received during 2019.

During 2019 a claim was made by MPUS under the warranties provided by Midatech under the disposal agreement, see note 2. The statement of cash flows includes the following amounts relating to discontinued operations:

	2019 £’000	2018 £’000
Cash consideration received	–	9,350
Other consideration received	–	–
Total consideration received	–	9,350
Cash disposed of	–	(91)
Net cash inflow on disposal of discontinued operation	–	9,259
Net assets disposed (other than cash):	–	3
Property, plant and equipment	–	15,662
Intangibles	–	948
Inventory	–	629
Trade and other payables	–	(2,734)
Total net assets disposed of (other than cash)	–	(14,508)
Loss on disposal of discontinued operation before and after tax	–	(5,249)
Foreign exchange gain realised on disposal	–	3,842
Loss on disposal	–	(1,407)

The post-tax loss on disposal of discontinued operations was determined as follows:

Result of discontinued operations	2019 £’000	2018 £’000	2017 £’000
Revenue	–	3,882	6,609
Expenses other than finance costs	(947)	(7,137)	(10,911)
Finance costs	–	–	(57)
Impairment	–	–	–
Loss from discontinued operations before tax	(947)	(3,255)	(4,359)
Taxation	–	–	–
Loss on disposal of discontinued operations	–	(1,407)	–
Loss for the year from discontinued operations after tax	(947)	(4,662)	(4,359)

4	Discontinued operations (continued)

Statement of cash flows	2019 £’000	2018 £’000	2017 £’000
The statement of cash flows includes the following amounts relating to discontinued operations:
Operating activities	–	(5,368)	(1,654)
Investing activities	(947)	–	–
Financing activities	–	(7)	(34)
Net cash flow from discontinued operations	(947)	(5,375)	(1,688)

5	Loss from operations

	2019 £’000	2018 £’000	2017 £’000
Loss from operations is stated after charging/(crediting):
Changes in inventories of finished goods and work in progress	–	(976)	202
Depreciation of property, plant and equipment
– From continuing operations	979	1,011	974
– From discontinued operations	–	5	9
Depreciation of right of use asset
– From continuing operations	303	–	–
– From discontinued operations	–	–	–
Amortisation of intangible assets – product and marketing rights
– From continuing operations	3	100	193
– From discontinued operations	–	334	1,384
Impairment of intangible assets	–	–	1,500
Fees payable to the Company’s auditor for the audit of the parent Company	110	111	110
Fees payable to the Company’s subsidiary auditors for the audits of the subsidiary accounts	48	143	140
Fees payable to the Company’s auditor for:
– Other services	66	83	100
Operating lease expense:
– Property	–	386	277
– Plant and machinery	–	–	–
Arrangement/penalty fees for loan facility	–	469	57
Foreign exchange(gain)/loss	131	212	(39)
Loss on disposal of property, plant and equipment	–	165	27
Equity settled share-based payment	(34)	(36)	520

Amortisation of product and marketing rights are included with distribution costs, sales and marketing expenses. Amortisation ceased when the assets were reclassified as held for sale on 30 June 2018 and were sold on 1 November 2018.

6	Staff costs

Staff costs (including Directors), for continuing and discontinued operations, comprise:

	2019 £’000	2018 £’000	2017 £’000
Staff costs (including Directors) comprise:
Wages and salaries	2,762	5,393	5,278
Defined contribution pension cost (note 26)	90	149	158
Social security contributions and similar taxes	565	639	643
Share-based payment	(34)	(36)	520
	3,383	6,145	6,599
Continuing operations	3,383	4,352	4,578
Discontinued operations	–	1,793	2,021
	3,383	6,145	6,599

Employee numbers

The average number of staff employed by the Group during the financial year, for continuing and discontinued operations, amounted to:

	2019	2018	2017
Research and development	52	63	62
General and administration	13	16	17
Sales and marketing	–	6	6
	65	85	85

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the Directors of the Company, and the Chief Operating Officer.

	2019 £’000	2018 £’000	2017 £’000
Wages and salaries	656	900	811
Defined contribution pension cost	42	39	68
Payments made to third parties	82	142	142
Social security contributions and similar taxes	72	77	97
Benefits in kind	2	3	3
Share-based payment	(58)	(92)	388
	796	1,069	1,509

6	Staff costs (continued)

Emoluments disclosed above include the following amounts in respect of the highest paid Director.

	2019 £’000	2018 £’000	2017 £’000
Salary	266	110	299
Total pension and other post-employment benefit costs	22	4	10
Benefits in kind	1	1	1
Termination benefits	-	99	–
	289	214	310

None of the Directors have exercised share options during the year (2018: nil, 2017: nil).

During the year 3 Directors (2018: 3, 2017: 2) participated in a defined contribution pension scheme.

7	Finance income and expense

	2019 £’000	2018 £’000	2017 £’000
Finance income
Interest received on bank deposits	8	2	15
Gain on equity settled derivative financial liability	484	–	400
Total finance income	492	2	415

The gain on the equity settled derivative financial liability in 2019 arose as a result of the reduction in share price. The gain in 2017 arose due to the reduction in the share price and the lapsing of associated warrants and options as set out in note 21.

	2019 £’000	2018 £’000	2017 £’000
Finance expense
Bank loans	6	587	18
Other loans	91	–	91
Total finance expense	97	587	109

8	Taxation

	2019 £’000	2018 £’000	2017 £’000
Current tax credit
Current tax credited to the income statement	1,782	1,952	1,253
Taxation payable in respect of foreign subsidiary	–	(67)	–
Adjustment in respect of prior year	3	128	–
	1,785	2,013	1,253
Deferred tax credit
Reversal of temporary differences	–	19	12
Total tax credit	1,785	2,032	1,265

There was no tax charge relating to discontinued operations for 2018 and 2017.

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2019 £’000	2018 £’000	2017 £’000
Loss for the year, continuing and discontinued operations	(10,085)	(15,030)	(16,064)
Income tax credit – continuing operations	(1,785)	(2,032)	(1,265)
Loss before tax	(11,870)	(17,062)	(17,329)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 19% (2018: 19%, 2017: 19.25%)	(2,255)	(3,241)	(3,336)
Expenses not deductible for tax purposes	1,087	2,492	412
Unrelieved tax losses and other deductions	(114)	–	–
Adjustment in respect of prior period	(3)	(129)	–
Surrender of tax losses for R&D tax refund	(1,810)	(1,955)	(1,196)
Unrelieved tax losses and other deductions arising in the period	–	(220)	(156)
Foreign exchange differences	1	(26)	(84)
Deferred tax not recognised	1,309	1,047	3,095
Total tax credited to the income statement	(1,785)	(2,032)	(1,265)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

9	Loss per share

	2019 £’000		2018 £’000		2017 £’000
Numerator
Loss used in basic EPS and diluted EPS:
Continuing operations	(9,138)		(10,368)		(11,705)
Discontinued operations	(947)		(4,662)		(4,359)
Denominator
Weighted average number of ordinary shares used in basic EPS:	18,330,588		3,056,303		2,565,866
Basic and diluted loss per share:
Continuing operations – pence	(50	)p	(339	)p	(456	)p
Discontinued operations – pence	(5	)p	(153	)p	(170	)p

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. The denominator has been calculated to reflect the share consolidation.

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis for all periods shown.

10	Property, plant and equipment

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Cost
At 1 January 2017	228	1,999	281	3,050	–	5,558
Additions	18	41	57	591	–	707
Disposal	–	–	–	(41)	–	(41)
Exchange differences	6	72	4	69	–	151
At 31 December 2017	252	2,112	342	3,669	–	6,375
Additions	4	106	40	353	–	503
Disposal	(5)	(229)	–	(401)	–	(635)
Exchange differences	2	24	1	30	–	57
At 31 December 2018	253	2,013	383	3,651	–	6,300
Adoption of IFRS 16 Leases	–	–	–	–	395	395
Additions	4	137	23	223	822	1,209
Effect of modification to lease terms	–	–	–	–	(82)	(82)
Exchange differences	(9)	(112)	(3)	(136)	(11)	(271)
At 31 December 2019	248	2,038	403	3,738	1,124	7,551

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Accumulated depreciation
At 1 January 2017	149	872	122	1,649	–	2,792
Charge for the year	43	330	68	542	–	983
Disposals	–	–	–	(14)	–	(14)
Exchange differences	4	36	2	43	–	85
At 31 December 2017	196	1,238	192	2,220	–	3,846
Charge for the year	43	403	72	499	–	1,016
Disposals	–	(175)	(3)	(421)	–	(599)
Exchange differences	2	19	4	28	–	53
At 31 December 2018	241	1,485	265	2,326	–	4,317
Charge for the year	2	400	70	507	303	1,282
Exchange differences	(8)	(91)	(3)	(93)	(7)	(202)
At 31 December 2019	235	1,794	332	2,740	296	5,397
Net book value
At 31 December 2019	13	244	71	998	828	2,154
At 31 December 2018	12	528	118	1,325	–	1,983
At 31 December 2017	56	874	150	1,449	–	2,529

11	Leases

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

•	Leases of low value assets; and

•	Leases with a duration of 12 months or less.

IFRS 16 was adopted 1 January 2019 without restatement of comparative figures. For an explanation of the transitional requirements that were applied as at 1 January 2019, see Note 32. The following policies apply subsequent to the date of initial application, 1 January 2019.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the group’s incremental borrowing rate on commencement of the lease is used.

Right of use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for lease payments made at or before commencement of the lease.

Subsequent to initial measurement lease liabilities increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made. Right-of-use assets are amortised on a straight-line basis over the remaining term of the lease.

When the group revises its estimate of the term of any lease (because, for example, it re-assesses the probability of a lessee extension or termination option being exercised), it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted using a revised discount rate. An equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term. If the carrying amount of the right-of-use asset is adjusted to zero, any further reduction is recognised in profit or loss.

The Group had previously entered into a sublease agreement to mitigate the impact of an otherwise onerous lease on the closure of its Abingdon site. This has been recognised as a lease receivable as the Group determined that the sublease meets the definition of a finance lease under the transitional provisions of IFRS16 and therefore, no right-of-use asset is recognised.

Nature of leasing activities (in the capacity as lessee)

The group leases a number of properties in the jurisdictions from which it operates. In some jurisdictions it is customary for lease contracts to provide for payments to increase each year by inflation or and in others to be reset periodically to market rental rates.

Right of Use Asset	Land and Buildings £’000
At 1 January 2019	395
Additions	822
Effect of modification to lease terms	(82)
Depreciation	(303)
Exchange differences	(4)
At 31 December 2019	828

Lease Liabilities	Land and Buildings £’000
At 1 January 2019	546
Additions	822
Effect of modification to lease terms	(82)
Interest expenses	24
Lease payments	(391)
Exchange differences	(12)
At 31 December 2019	907

11	Leases (continued)

The group had commitments under non-cancellable operating leases as set out below, from 1 January 2019, the group has recognised right-of-use assets for these leases, exception for low value leases, see note 32 for further information.

	Land and Buildings £’000	Other £’000
2019
Expiring In one year or less	-	-
Expiring between one and five years	-	-
	-	-
2018
Expiring In one year or less	383	1
Expiring between one and five years	189	4
	572	5
2017
Expiring In one year or less	449	8
Expiring between one and five years	359	32
	808	40

12	Intangible assets

	In-process research and development £’000	Product and marketing rights £’000	Goodwill £’000	IT/Website costs £’000	Total £’000
Cost
At 1 January 2017	12,600	21,481	14,488	26	48,595
Additions	778	–	–	–	778
Foreign exchange	–	(1,625)	(1,044)	1	(2,668)
At 31 December 2017	13,378	19,856	13,444	27	46,705
Disposals	–	(21,022)	(11,808)	–	(32,830)
Foreign exchange	–	1,166	655	1	1,822
At 31 December 2018	13,378	–	2,291	28	15,697
Additions	–	–	–	9	9
Foreign exchange	–	–	–	(2)	(2)
At 31 December 2019	13,378	–	2,291	35	15,704

	In-process research and development £’000	Product and marketing rights £’000	Goodwill £’000	IT/Website Costs £’000	Total £’000
Accumulated amortisation
At 1 January 2017	1,800	15,608	–	15	17,423
Amortisation charge for the year	–	1,574	–	3	1,577
Impairment	1,500	–	–	–	1,500
Foreign exchange	–	(1,443)	–	1	(1,442)
At 31 December 2017	3,300	15,739	–	19	19,058
Amortisation charge for the year	–	431	–	3	434
Disposals	–	(17,103)	–	–	(17,103)
Foreign exchange	–	933	–	1	934
At 31 December 2018	3,300	–	–	23	3,323
Amortisation charge for the year	–	–	–	3	3
Foreign exchange	–	–	–	(1)	(1)
At 31 December 2019	3,300	–	–	25	3,325
Net book value
At 31 December 2019	10,078	–	2,291	10	12,379
At 31 December 2018	10,078	–	2,291	5	12,374
At 31 December 2017	10,078	4,117	13,444	8	27,647

12	Intangible assets (continued)

The individual intangible assets, excluding goodwill, which are material to the financial statements are:

	Carrying amount			Remaining amortisation period
	2019 £’000	2018 £’000	2017 £’000	2019 (years)	2018 (years)	2017 (years)
Midatech Pharma (Wales) Limited acquired IPRD	9,300	9,300	9,300	n/a in process	n/a in process	n/a in process
Midatech Pharma US, Inc., product and marketing rights	–	–	1,995	n/a	n/a	Between 1 and 3
Zuplenz® product and marketing rights	–	–	2,122	n/a	n/a	11
MTX110 acquired IPRD	778	778	778	n/a in process	n/a in process	n/a in process
	10,078	10,078	14,195

13	Impairment testing

Midatech Pharma (Wales) Ltd

Details of goodwill and IPRD allocated to the acquired cash generating unit and the valuation basis are as follows:

	Indefinite lived
	IPRD carrying amount			Goodwill carrying amount
Name	2019 £’000	2018 £’000	2017 £’000	2019 £’000	2018 £’000	2017 £’000	Valuation Basis
CGU – Midatech Pharma (Wales) Ltd	9,300	9,300	9,300	2,291	2,291	2,291	Value in use

The assets of the Midatech Pharma Wales Ltd (‘MPW’) CGU were valued as at 31 December 2019, 2018 and 2017 and were found to support the IPRD and goodwill carrying amounts set out above. The IPRD was valued using 12-13 year (2018: 12–13 year; 2018: 13-14 year), risk adjusted cash flow forecasts, in line with patent life, that have been approved by the Board. A period longer than 5 years is appropriate on the basis that the investment is long term and the development and commercialisation process is typically in excess of 5 years. Beyond the period from product launch and initial market penetration, a long term growth rate of Nil was used.

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

The key assumptions used in the valuation model examining the MPW Ltd cash generating unit include the following:

Assumptions	2019	2018	2017
Pre-tax discount rate	18.4%	17.7%	17.9%
Cumulative probability of success of projects	81%	81%	81%

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

13	Impairment testing (continued)

Sensitivity analysis

If any one of the following changes were made to the above key assumptions, the carrying value and recoverable amount would be equal.

Assumptions	2019	2018	2017
Pre-tax discount rate for all projects	increase to 21%	increase to 29.8%	increase to 21.0%
Cumulative probability of success of project	59%	34%	57%

Refer to note 33 for post balance sheet event.

14	Subsidiaries

The subsidiaries of Midatech Pharma plc, all of which are 100% owned, either directly or through subsidiaries where indicated, and have been included in these financial statements in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

Name	Registered Office	Nature of Business	Notes
Midatech Limited	Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA	Trading company
Midatech Pharma (España) SL	Parque Tecnológico de Vizcaya, Edificio 800 Planta 2, Derio, 48160, Vizcaya, Spain	Trading company	(a)
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)
Midatech Pharma (Wales) Limited	Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA	Trading company
Midatech Pharma PTY	c/o Griffith Hack Consulting, 300 Queen Street, Brisbane, QLD 4000, Australia	Trading company	(c)

Notes:

(a)	Wholly owned subsidiary of Midatech Limited.

(b)	PharMida AG became dormant in January 2016.

(c)	Midatech Pharma PTY was incorporated on 16 February 2015.

15	Trade and other receivables

	2019 £’000	2018 £’000	2017 £’000
Trade receivables	22	89	2,232
Prepayments	151	139	627
Other receivables	3,444	1,564	848
Total trade and other receivables	3,617	1,792	3,707
Less: non-current portion (rental deposit and on bond)	(2,625)	(469)	(465)
Current portion	992	1,323	3,242

Trade and other receivables do not contain any impaired assets. The Group does not hold any collateral as security and the maximum exposure to credit risk at the consolidated statement of financial position date is the fair value of each class of receivable.

Book values approximate to fair value at 31 December 2019, 2018 and 2017.

During 2019 a cash-backed guarantee was provided to the Spanish Government in relation to a loan provided to the Group under its Reindustrialization programme, see note 19. The value of the guarantee will be reduced over the life of the loan once the value outstanding on the loan is equal to or less than the guarantee. The reductions will be in line with the repayments made.

16	Cash and cash equivalents and cash flow supporting notes

Cash and cash equivalents for purposes of the consolidated statement of cash flows comprises:

	2019 £’000	2018 £’000	2017 £’000
Cash at bank available on demand	10,928	2,343	13,204

During 2019 and 2017, cash inflows arose from equity financing transactions, included within financing activities on the face of the cash flow statement. As part of the equity transaction in October 2019 warrants to the value of £1.1m were issued as disclosed in note 21.

	2019 £’000	2018 £’000	2017 £’000
Gross proceeds	15,767	–	6,157
Transaction costs	(1,659)	–	(429)
	14,108	–	5,728

The following changes in loans and borrowings arose as a result of financing activities during the year:

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2019	884	368	1,252
Cash flows	5,575	(1,027)	4,548
Non-cashflows:
Foreign Exchange	(42)	(29)	(71)
Fair value changes	(1,139)	–	(1,139)
Adoption of IFRS16 leases	163	383	546
Effect of modification to lease term – IFRS 16	–	(82)	(82)
New leases	805	95	900
Loans and borrowings classified as non-current 31 December 2018 becoming current in 2019	(685)	685	–
Transfer to grant income	–	(14)	(14)
Interest accruing in period	108	34	142
At 31 December 2019	5,670	412	6,082

16	Cash and cash equivalents and cash flow supporting notes (continued)

	Non-current liabilities, bank loans £’000	Current liabilities, bank loans £’000	Total £’000
At 1 January 2018	6,185	361	6,546
Cash flows	(5,580)	(305)	(5,885)
Non- cashflows:
Foreign Exchange	296	4	300
New leases	168	76	244
Loans and borrowings classified as non-current 31 December 2018 becoming current in 2019	(232)	232	–
Interest accruing in period	47	–	47
At 31 December 2018	884	368	1,252

17	Inventories

	2019 £’000	2018 £’000	2017 £’000
Finished goods	–	–	941
Total inventories	–	–	941

There was no stock held at 31 December 2019. In 2017 a reserve was maintained against inventory that was not expected to be sold before its sell by date. The resulting charge to the discontinued element of the comprehensive statement of income in 2017 was £151k.

18	Trade and other payables

Current	2019 £’000	2018 £’000	2017 £’000
Trade payables	725	286	2,271
Other payables	13	–	1,141
Accruals	1,765	1,025	3,090
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	2,503	1,311	6,502
Tax and social security	86	347	359
Deferred revenue and government grants	1,905	445	1,141
Total trade and other payables	4,494	2,103	8,002

Book values approximate to fair value at 31 December 2019, 2018 and 2017.

All current trade and other payables are payable within 3 months of the period end date shown above.

Government grants

The Group received development grant funding from the European Union under the Horizon 2020 ‘Nanofacturing’ project, a European Union funded programme to develop a scalable manufacturing platform for the production of nanopharmaceutical products. Midatech participated in this programme, along with seven other entities, through two Group companies, Midatech Pharma España SL (‘MPE’), which acted as project coordinator, and Midatech Limited (‘MTL’). The project commenced in February 2015 and completed in January 2019. £124k (2018: £1,610k, 2017: £840k) of revenue has been recognised during the year in relation to this project and £nil (2018:£124k, 2017: £1.11m) of the deferred revenue balance relates to funds received but not yet recognised.

19	Borrowings

	2019 £’000	2018 £’000	2017 £’000
Current
Bank loans	-–	4	11
Lease liabilities	233	80	39
Government and research loans	179	284	311
Total	412	368	361
Non-current
Bank loans	–	–	5,207
Lease liabilities	912	170	29
Government and research loans	4,758	714	949
Total	5,670	884	6,185

Book values approximate to fair value at 31 December 2019, 2018 and 2017.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

Government loans in Spain

In September 2019, Midatech Pharma España SL received €6.6m of funding awarded under the Spanish Government Reindustrialization programme, following it providing a €2.9 million cash-backed guarantee. The funds are to be used to support Midatech’s manufacturing scale-up facilities construction. The loan is a term loan which carries an interest rate below the market rate and is repayable over periods through to 2029. The loan carries a default interest rate in the event of scheduled repayments not being met. On initial recognition, the loan is discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognised.

There are three other outstanding government loans which have been received by Midatech Pharma España SL for the finance of research, technical innovation and the construction of their laboratory. The loans are term loans which carry an interest rate below the market rate, and are repayable over periods through to 2024. The loans carry default interest rates in the event of scheduled repayments not being met. On initial recognition, the loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognised.

The deferred revenue element of the government loans is designated within note 18 as deferred revenue and Government grants, the gross contractual repayment of the loans is disclosed in note 22.

Midcap Loan Facility

In December 2017, Midatech Pharma entered into a secured loan agreement with Midcap Financial Trust (MidCap). The total facility was for $15m to be drawn down in three separate tranches. Interest was charged on the outstanding balance of the loan at an annual rate of LIBOR plus 7.5% subject to a LIBOR floor of 1.25%. MidCap was granted 12,394 warrants to purchase shares which was equal to 2% of the amount funded divided by the Exercise Price of £8.40. The Exercise Price was calculated as the average closing price for the 30-day period prior to the date of grant. The loan was secured against the assets of the Group.

The first tranche of $7m was drawn down on 28 December 2017 and is disclosed under bank loans. This loan was repaid on 31 October 2018.

20	Provisions

	2019 £’000	2018 £’000	2017 £’000
Opening provision at 1 January	165	–	–
Provision (released)/recognised in the year	(68)	165	–
At 31 December	97	165	–
Less: non-current portion (rental deposit and bond)	–	(165)	–
Current portion	97	–	–

The provision relates to the ‘making good’ clause on the Abingdon office which was vacated in December 2018. The office has been sub-let for the remaining period of the lease, which terminated in February 2020.

21	Derivative financial liability – current

	2019 £’000	2018 £’000	2017 £’000
Equity settled derivative financial liability	–	–	–
At 1 January	–	–	400
Warrants issued	1,148	–	–
Gain recognised in finance income within the consolidated statement of comprehensive income	(484)	–	(400)
At 31 December	664	–	–

Equity settled derivative financial liability is a liability that is not to be settled for cash.

In October 2019 the Group issued 3,150,000 warrants in the ordinary share capital of the company as part of a Registered Direct Offering. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Monte Carlo model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in note 22. A key input in the valuation of the instrument is the Company share price.

At 31 December 2019 3,150,000 warrants were outstanding.

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those issued in October 2019. The financial liability is valued using the Black-Scholes option pricing model.

At 31 December 2017 a further 8,302 options and 24,465 warrants had lapsed and the share price had fallen to £7.20 which results in a gain of £0.40m on re-measurement which was credited to finance income during 2017.

At 31 December 2018 a further 8,846 options and 38,844 warrants had lapsed and the share price had fallen to £1.20. As the liability had already been reduced to zero there was no movement on re-measurement.

At 31 December 2019 a further 3,332 options and 111,582 warrants had lapsed and the share price had fallen to £0.56. As the liability had already been reduced to zero there was no movement on re-measurement.

22	Financial instruments – risk management

The Group is exposed through its operations to the following financial risks:

•	Credit risk

•	Foreign exchange risk

•	Liquidity risk

In common with all other businesses, the Group is exposed to risks that arise from its use of financial instruments. This note describes the Group’s objectives, policies and processes for managing those risks and the methods used to measure them. The Board does not believe that its risk exposure to financial instruments, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this note has changed in the past year.

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables

•	Cash and cash equivalents

•	Trade and other payables

•	Accruals

•	Loans and borrowings

•	Derivative financial liability

A summary of the financial instruments held by category is provided below:

Financial assets – amortised cost

	2019 £’000	2018 £’000	2017 £’000
Cash and cash equivalents	10,928	2,343	13,204
Trade receivables	22	89	2,232
Other receivables	2,625	469	465
Total financial assets	13,575	2,901	15,901

Financial liabilities – amortised cost

	2019 £’000	2018 £’000	2017 £’000
Trade payables	725	286	2,271
Other payables	13	–	1,141
Accruals	1,765	1,025	3,090
Borrowings	6,082	1,252	6,546
Total financial liabilities – amortised cost	8,585	2,563	13,048

Financial liabilities – fair value through profit and loss – current

	2019 £’000	2018 £’000	2017 £’000
Equity settled derivative financial liability	664	–	–

General objectives, policies and processes

The Board has overall responsibility for the determination of the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Group’s management.

22	Financial instruments – risk management (continued)

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

The fair value of the Group’s derivative financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 21:

Financial liabilities	Fair value as at 31/12/2 019	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability	£664,000	Level 3	Monte Carlo simulation model	Volatility rate of 78.4% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 5.68 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate between a range of 0.59% and 1.69 % determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability	–	Level 3	Black-Scholes option pricing model	Volatility rate of 78.3% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 2.0 and 2.9 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate between a range of 0.0% and 0.26 % determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

22	Financial instruments – risk management (continued)

Financial liabilities	Fair value as at 31/12/2 018	Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability	–	Level 3	Black-Scholes option pricing model	Volatility rate of 42.5% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 7.6 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate between a range of 0.0% and 1.14% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Financial liabilities	Fair value as at 31/12/2 017	Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability	–	Level 3	Black-Scholes option pricing model	Volatility rate of 42.5% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 8.6 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate between a range of 0.0% and 1.14% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Changing the unobservable risk free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of shares (2018: nil, 2017: nil).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to warrants issued in October 2019 as part of a Registered Direct offering and also a business combination. In 2018 and 2017 this only related to consideration relating to a business combination.

Credit risk

Credit risk is the risk of financial loss to the Group if a development partner or a counterparty to a financial instrument fails to meet its contractual obligations. The Group is mainly exposed to credit risk from amounts due from collaborative partners which is deemed to be low.

22	Financial instruments – risk management (continued)

Credit risk also arises from cash and cash equivalents and deposits with banks and financial institutions. For banks and financial institutions, only independently rated parties with high credit status are accepted.

The Group does not enter into derivatives to manage credit risk.

The consolidated entity recognises a loss allowance for expected credit losses on financial assets which are either measured at amortised cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the consolidated entity’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset’s lifetime expected credit losses. The amount of expected credit loss recognised is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate. For financial assets measured at fair value through other comprehensive income, the loss allowance is recognised within other comprehensive income. In all other cases, the loss allowance is recognised in profit or loss.

Quantitative disclosures of the credit risk exposure in relation to financial assets are set out in note 15. This includes details regarding trade and other receivables, which are neither past due nor impaired.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at each year end as noted above.

Cash in bank

The Group is continually reviewing the credit risk associated with holding money on deposit in banks and seeks to mitigate this risk by holding deposits with banks with high credit status.

Foreign exchange risk

Foreign exchange risk arises because the Group has a material operation located in Bilbao, Spain, whose functional currency is not the same as the functional currency of the Group. The Group’s net assets arising from the overseas operation is exposed to currency risk resulting in gains or losses on retranslation into sterling. Given the levels of materiality, the Group does not hedge its net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

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

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2019 £’000	2018 £’000	2017 £’000
Cash and cash equivalents:
Pounds Sterling	3,153	457	6,116
US Dollar	2,021	1,421	5,362
Euro	5,750	459	1,632
Other	4	6	94
Total	10,928	2,343	13,204

22	Financial instruments – risk management (continued)

The table below shows the foreign currency exposure that gives rise to net currency gains and losses recognised in the consolidated statement of comprehensive income. Such exposures comprise the net monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the relevant Group entity. As at 31 December, these exposures were as follows:

	2019 £’000	2018 £’000	2017 £’000
Net Foreign Currency Assets/(Liabilities):
US Dollar	2,021	1,421	4,459
Euro	1,460	552	(362)
Other	7	8	95
Total	3,488	1,981	4,192

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

The following table details the Group’s sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2019	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	202	54	–
Total equity	202	31	1

Year ended 31 December 2018	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	–	168	–
Total equity	142	168	–

Year ended 31 December 2017	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	307	(89)	–
Total equity	307	(89)	–

The sale of the Midatech Pharma US, Inc. operation prior to 31 December 2018 resulted in there not being any US Dollar denominated assets or liabilities to report on other than a US Dollar cash balance held by Midatech Pharma PLC. In management’s opinion, the sensitivity analysis for the year ended 31 December 2018 is unrepresentative of the inherent foreign exchange risk as the year-end exposure does not reflect the exposure during the year.

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group’s aim to settle balances as they become due.

In February 2019, the Company completed a Subscription, Placing and Open Offer which raised £13.4m before costs. In October 2019, the Company completed a Registered Direct Offering which raised £2.4m before costs. We have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next five years including the period twelve months from the date of approval of the consolidated financial information. These forecasts show that further financing will be required during the course of the next four months assuming, inter alia, that all development programs and other operating activities continue as currently planned. This requirement for additional financing in the short term represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. In addition, the global spread of the pandemic COVID-19 virus places increased uncertainty over our forecasts. The restrictions placed and being placed on the movement of people will likely cause delays to some of our plans. The scale of the impact of COVID-19 is evolving and it is difficult to assess to what extent, and for how long, it will cause

22	Financial instruments – risk management (continued)

delays to our operations. We have established a COVID-19 task force internally to monitor the impact of COVID-19 on our business and prioritize activities to minimize its effect.

In addition to utilizing the existing cash reserves, as part of our ongoing strategic review, we and our advisors are evaluating a number of near-term funding options potentially available to us, including fundraising, the partnering of assets and technologies or the sale of the Company. Therefore, after considering the uncertainties, we consider it is appropriate to continue to adopt the going concern basis in preparing the financial information. Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and/or dispose of assets, for which there can be no assurance we will be able to do on a timely basis, on favourable terms or at all.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

2019	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	2,503	–	–	–	–
Bank loans	–	–	–	–	–
Lease liabilities	79	165	317	735	–
Government research loans	–	272	238	2,851	3,317
Total	2,582	437	555	3,586	3,317

2018	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,311	–	–	–	–
Bank loans	3	2	–	–	–
Finance lease	22	65	79	117	–
Government research loans	44	240	406	414	–
Total	1,380	307	485	531	–

2017	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	6,502	–	–	–	–
Bank loans	120	359	2,201	3,926	–
Finance lease	16	25	30	–	–
Government research loans	43	268	467	545	47
Total	6,681	649	2,698	4,471	47

More details with regard to the line items above are included in the respective notes:

•	Trade and other payables – note 18

•	Borrowings – note 19

As a result of the Strategic Review undertaken in March 2020 as disclosed in note 33 the Group intends to repay the Government Research loans during 2020.

22	Financial instruments – risk management (continued)

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

The Group seeks to reduce this risk by keeping a tight control on expenditure, avoiding long term supplier contracts (other than clinical trials), prioritising development spend on products closest to potential revenue generation, obtaining government grants (where applicable), maintaining a focussed portfolio of products under development and keeping shareholders informed of progress.

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

The movement on the deferred tax account is as shown below:

	2019 £’000	2018 £’000	2017 £’000
Liability at 1 January	–	–	–
Arising on business combination	–	–	–
Credited to income on impairment and amortisation of intangibles	–	–	–
Credited to income statement	–	–	–
Foreign exchange gain	–	–	–
Liability at 31 December	–	–	–

The movement on the deferred tax account in 2019 is nil (2018: nil, 2017: nil) as the net credit arising on the amortisation of intangible assets and other timing differences has been matched by a reduction in the deferred tax asset recognised on the losses offsetting the liability remaining.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses £’000	Potential deferred tax asset £’000
31 December 2019	49,565	8,426
31 December 2018	40,741	6,926
31 December 2017	38,377	6,639

With the exception of the £1.6m (2018: £1.7m, 2017: £2.6m) deferred tax asset which qualifies for offset against the deferred tax liability, mainly arising on the acquisitions of Midatech Pharma (Wales) Limited, the remaining potential deferred tax asset of £9.0m (2018 £7.3m, 2017: £9.5m) has not been provided in these accounts due to uncertainty as to whether the asset would be recovered.

23	Deferred tax (continued)

Details of the deferred tax liability are as follows:

2019	Asset £’000	Liability £’000	Net £’000
Business Combinations	1,581	(1,581)	–

2018	Asset £’000	Liability £’000	Net £’000
Business Combinations	1,690	(1,690)	–

2017	Asset £’000	Liability £’000	Net £’000
Business Combinations	2,599	(2,599)	–

24	Share capital

Authorised, allotted and fully paid – classified as equity	2019 Number	2019 £	2018 Number	2018 £	2017 Number	2017 £
At 31 December
Ordinary shares of £0.00005 each	23,494,981	23,495	3,059,207	3,059	3,054,207	3,054
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
Total		1,023,496		1,003,060		1,003,055

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate it’s ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company.

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

24	Share capital (continued)

		Ordinary Shares Number	Deferred Shares Number	Share Price £	Total consideration £’000
At 1 January 2017		2,434,973	1,000,001		63,713
2017
19 May 2017	Share issue to SIPP trustee (see note 27)	1,000	–	0.001	–
16 October 2017	Placing and Open Offer (see note 16)	615,734	–	10.0	6,157
7 November 2017	Share issue to SIPP trustee (see note 27)	2,500	–	0.001	–
At 31 December 2017		3,054,207	1,000,001		69,870
2018
1 August 2018	Share issue to SIPP trustee (see note 27)	5,000	–	0.001	–
At 31 December 2018		3,059,207	1,000,001		69,870
2019
26 February 2019	Subscription, Placing and Open Offer	17,410,774	–	0.77	13,406
8 October 2019	Share issue to SIPP trustee (see note 27)	25,000	–	0.001	–
29 October 2019	Registered Direct Offering	3,000,000	–	0.7874	2,362
At 31 December 2019		23,494,981	1,000,001		85,638

25	Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose
Share premium	Amount subscribed for share capital in excess of nominal value.
Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the Company has elected to take advantage of merger relief.
Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into sterling.
Accumulated deficit	All other net gains and losses and transactions with owners (e.g. dividends) not recognised elsewhere.

26	Retirement benefits

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

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2019	Granted in 2019	Exercised in 2019	Forfeited in 2019	At 31 December 2019	Exercise Price
1 April 2010	1,255	–	–	–	1,255	£80.00
20 August 2010	2,088	–	–	–	2,088	£83.80
13 September 2011	150	–	–	–	150	£83.80
20 April 2012	1,589	–	–	–	1,589	£83.80
9 May 2014	10,000	–	–	–	10,000	£1.50
30 June 2014	21,500	–	–	(3,000)	18,500	£1.50
11 July 2014	100	–	–	–	100	£1.50
31 October 2016	2,500	–	–	(2,500)	–	£34.20
31 October 2016	23,411	–	–	(7,140)	16,271	£53.60
14 December 2016	400	–	–	–	400	£31.00
14 December 2016	500	–	–	–	500	£34.00
14 December 2016	2,000	–	–	–	2,000	£37.40
14 December 2016	1,625	–	–	–	1,625	£37.60
15 December 2016	4,600	–	–	–	4,600	£24.20
19 December 2016	35,866	–	–	(13,475)	22,391	£24.20
15 December 2017	45,885	–	–	(16,325)	29,560	£9.20
2 April 2018	997	–	–	–	997	£16.60
2 April 2018	4,500	–	–	–	4,500	£24.20
24 April 2019	–	219,000	–	(49,500)	169,500	£1.46
2 October 2019	–	50,000	–	–	50,000	£1.05
	158,966	269,000	–	(91,940)	336,026

27	Share-based payments (continued)

Options exercisable at 31 December 2019	131,094
Weighted average exercise price of outstanding options at 31 December 2019	£8.48
Weighted average exercise price of options exercised in 2019	n/a
Weighted average exercise price of options forfeited in 2019	£13.26
Weighted average exercise price of options granted in 2019	£1.38
Weighted average remaining contractual life of outstanding options at 31 December 2019	7.9 years

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate it ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company.

Date of grant	At 1 January 2018	Granted in 2018	Exercised in 2018	Forfeited in 2018	At 31 December 2018	Exercise Price
31 December 2008	1,306	–	–	(1,306)	–	£28.50
31 December 2008	150	–	–	(150)	–	£79.70
1 April 2010	1,255	–	–	–	1,255	£80.00
20 August 2010	2,088	–	–	–	2,088	£83.80
13 September 2011	150	–	–	–	150	£83.80
20 April 2012	1,789	–	–	(200)	1,589	£83.80
9 May 2014	10,000	–	–	–	10,000	£1.50
30 June 2014	44,000	–	–	(22,500)	21,500	£1.50
11 July 2014	100	–	–	–	100	£1.50
31 October 2016	2,500	–	–	–	2,500	£34.20
31 October 2016	30,380	–	–	(6,969)	23,411	£53.60
14 December 2016	400	–	–	–	400	£31.00
14 December 2016	500	–	–	–	500	£34.00
14 December 2016	2,000	–	–	–	2,000	£37.40
14 December 2016	2,000	–	–	(375)	1,625	£37.60
15 December 2016	5,100	–	–	(500)	4,600	£24.20
19 December 2016	55,210	–	–	(19,344)	35,866	£24.20
15 December 2017	67,560	–	–	(21,675)	45,885	£9.20
2 April 2018	–	997	–	–	997	£16.60
2 April 2018	–	4,500	–	–	4,500	£24.20
	226,488	5,497	–	(73,019)	158,966

27	Share-based payments (continued)

Options exercisable at 31 December 2018	112,393
Weighted average exercise price of outstanding options at 31 December 2018	£22.02
Weighted average exercise price of options exercised in 2018	n/a
Weighted average exercise price of options forfeited in 2018	£15.98
Weighted average exercise price of options granted in 2018	£16.60
Weighted average remaining contractual life of outstanding options at 31 December 2018	5.7 years

Date of grant	At 1 January 2017	Granted in 2017	Exercised in 2017	Forfeited in 2017	At 31 December 2017	Exercise Price
31 December 2008	1,306	–	–	–	1,306	£28.50
31 December 2008	150	–	–	–	150	£79.70
1 April 2010	1,255	–	–	–	1,255	£80.00
20 August 2010	2,088	–	–		2,088	£83.80
13 September 2011	150	–	–	–	150	£83.80
20 April 2012	1,789	–	–	–	1,789	£83.80
9 May 2014	10,000	–	–	–	10,000	£1.50
30 June 2014	44,000	–	–	–	44,000	£1.50
11 July 2014	150	–	–	50	100	£1.50
31 October 2016	2,500	–	–	–	2,500	£34.20
31 October 2016	30,380	–	–	–	30,380	£53.60
14 December 2016	400	–	–	–	400	£31.00
14 December 2016	500	–	–	–	500	£34.00
14 December 2016	150	–	–	150	–	£34.20
14 December 2016	150	–	–	150	–	£34.60
14 December 2016	150	–	–	150	–	£34.80
14 December 2016	2,000	–	–	–	2,000	£37.40
14 December 2016	2,000	–	–	–	2,000	£37.60
15 December 2016	9,850	–	–	4,750	5,100	£24.20
19 December 2016	55,497	–	–	287	55,210	£24.20
15 December 2017	–	67,560	–	–	67,560	£9.20
	164,465	67,560	–	(5,537)	226,488

27	Share-based payments (continued)

Options exercisable at 31 December 2017	50,023
Weighted average exercise price of outstanding options at 31 December 2017	£20.06
Weighted average exercise price of options exercised in 2017	n/a
Weighted average exercise price of options forfeited in 2017	£24.84
Weighted average exercise price of options granted in 2017	£9.20
Weighted average remaining contractual life of outstanding options at 31 December 2017	8.3 years

The following information is relevant in the determination of the fair value of options granted during the year 2019 under the equity share based remuneration schemes operated by the Group.

	April 2019		October 2019
Number of options	219,000		50,000
Option pricing models used	Black-Scholes		Black-Scholes
Share price	£2.30	*	£1.126	*
Exercise price of options issued in year	£1.46		£1.05
Contractual life	10 years		10 years
Expected life	5 years		5 years
Volatility	75.3	%**	78.3	%**
Expected dividend yield	0%		0%
Risk free rate	0.85%		0.26%

*	The share price used in the determination of the fair value of the options granted in 2018 was the share price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

The following information is relevant in the determination of the fair value of options granted during the year 2018 under the equity share based remuneration schemes operated by the Group.

	2018
Number of options	5,500
Option pricing models used	Monte-Carlo
Share price	£5.40	*
Exercise price of options issued in year	£16.60–£24.40
Contractual life	10 years
Expected life	5 years
Volatility	45.2	%**
Expected dividend yield	0%
Risk free rate	1.03%

*	The share price used in the determination of the fair value of the options granted in 2018 was the share price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

27	Share-based payments (continued)

The following information is relevant in the determination of the fair value of options granted during the year 2017 under the equity share based remuneration schemes operated by the Group.

	2017
Number of options	67,562
Option pricing models used	Monte-Carlo
Share price	£8.20	*
Exercise price of options issued in year	£9.20
Contractual life	10 years
Expected life	5 years
Volatility	42.5	%**
Expected dividend yield	0%
Risk free rate	0.73%

*	The share price used in the determination of the fair value of the options granted in 2017 was the share price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

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

28	Capital commitments

The Group had no capital commitments at 31 December 2019, 31 December 2018 and 31 December 2017.

29	Related party transactions

Transactions with BioConnection BV

The Directors consider BioConnection BV (‘BioConnection’) to be a related party by virtue of the fact that there is a common Director with the Company. 2019 is the first year where this relationship existed.

During the year, BioConnection invoiced the Company €17,800. As at 31 December 2019 €8,400 was due to BioConnection.

Transactions with Preci-Health

The Directors previously considered Preci-Health SA (‘Preci-Health) to be a related party up to 31 May 2018 by virtue of the fact that there was a common Director with the Company up to that point in time. Preci-Health ceased to be considered a related party on 31 May 2018 after the Director left the Company.

During 2018 there were no transactions with Preci-Health. During 2017, £44k was invoiced to Preci-Health for research services and credited to revenue.

The Group has not made any allowances for bad or doubtful debts in respect of related party debtors nor has any guarantee been given or received during 2018 or 2017 regarding related party transactions.

30	Contingent liabilities

The Group are currently party to a claim by the estate of a former employee for unfair dismissal. The claim comprises various elements totalling up to €258,000. The case has already been dismissed by an Employment Court in Spain and has been re-filed by the state in a Civil Court in Spain. The Group consider the claim is without foundation and intend to vigorously defend the claim. It is anticipated the case will be concluded by the end of 2020. The directors note that in the event of an unfavourable judgement the Group would not be able to recoup the loss from another party.

The Group had no contingent liabilities at 31 December 2018 and 31 December 2017.

31	Ultimate controlling party

In February 2019, China Medical Systems Holdings Limited and A&B (HK) Company Ltd (collectively, “CMS”) invested a total of £8m in return for 10,389,610 new ordinary shares, which following admission on 26 February 2019, represented 51% of the issued share capital of the Company. As a result of this transaction CMS was able to exert control over Midatech during part of 2019. However subsequent to the Registered Direct Offering on 29 October 2019 CMS were no longer able to exert control as their shareholding was diluted, from this date the group does not consider there to be a controlling party.

32	Effects of changes in accounting policies

The Group adopted IFRS 16 and IFRIC 23 with a transition date of 1 January 2019. The Group has chosen not to restate comparatives on adoption of both standards, and therefore, the revised requirements are not reflected in the prior year financial statements. Rather, these changes have been processed at the date of initial application (i.e. 1 January 2019) and recognised in the opening equity balances. Details of the impact these two standards have had are given below. Other new and amended standards and Interpretations issued by the IASB did not impact the Group as they are either not relevant to the Group’s activities or require accounting which is consistent with the Group’s current accounting policies.

IFRS 16 Leases

Effective 1 January 2019, IFRS 16 has replaced IAS 17 Leases and IFRIC 4 Determining whether an Arrangement Contains a Lease.

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, together with options to exclude leases where the lease term is 12 months or less, or where the underlying asset is of low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17, with the distinction between operating leases and finance leases being retained. The Group does not have significant leasing activities acting as a lessor.

Transition Method and Practical Expedients Utilised

The Group adopted IFRS 16 using the modified retrospective approach, with recognition of transitional adjustments on the date of initial application (1 January 2019), without restatement of comparative figures, to all contracts in existence on or after 1 January 2019, except for leases of low value based on the value of the underlying asset when new or for short-term leases with a lease term of 12 months or less.

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for most leases. However, the Group has elected not to recognise right-of-use assets and lease liabilities for some leases of low value assets based on the value of the underlying asset when new or for short-term leases with a lease term of 12 months or less.

On adoption of IFRS 16, the Group recognised right-of-use assets and lease liabilities in relation to leases of property, which had previously been classified as operating leases.

On adoption of IFRS 16, the Group recognised right-of-use assets and lease liabilities as follows:

Classification Under IAS17	Right-of-use assets	Lease liabilities
All other operating leases	Property leases: Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.	Lease liabilities were measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate as at 1 January 2019. The Group’s incremental borrowing rate is the rate at which a similar borrowing could be obtained from an independent creditor under comparable terms and conditions. The weighted-average rate applied was 3%.
Finance leases	Measured based on the carrying values for the lease assets and liabilities immediately before the date of initial application (i.e. carrying values brought forward, unadjusted).

32	Effects of changes in accounting policies (continued)

The following table presents the impact of adopting IFRS 16 on the statement of financial position as at 1 January 2019:

	Adjustments	31 December 2018 As originally presented £’000	IFRS 16 £’000	1 January 2019 £’000
Assets
Right-of-use asset	(a)	–	395	395
Other receivables	(b)	1,564	152	1,716
Liabilities
Lease liabilities	(c)	(250)	(547)	(796)

The adjustments to right-of-use asset is as follows:

£’000
a) Right-of-use assets	395
b) Lease receivable on sub-let property	152
c) The following table reconciles the minimum lease commitments disclosed in the Group’s 31 December 2018 annual financial statements to the amount of lease liabilities recognised on 1 January 2019:
1 January 2019 £’000
Minimum operating lease commitment as 31 December 2018	577
Less: low value leases not recognised under IFRS16	(5)
Less: effect of discounting using incremental borrowing rate as at the date of initial application	(25)
Lease liabilities recognised at 1 January 2019	547

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation requires:

•	The Group to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	The Group to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and
•	If it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Group elected to apply IFRIC 23 retrospectively with any cumulative effect to be recorded in retained earnings as at the date of initial application, 1 January 2019. The adoption of IFRIC 23 did not result in a change in corporate tax liabilities or assets.

33	Post balance sheet events

In January 2020, a study of subcutaneous administration of MTD201 compared with traditional intramuscular administration in healthy volunteers showed similar pharmacokinetics and bioavailability, offering the potential for a differentiated, more patient-friendly product profile.

In March 2020, an exploratory study was initiated by Columbia University in five patients with DIPG using an alternative convection enhanced delivery system.

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. At the same meeting a resolution was passed to change the ratio of the Company's

33	Post balance sheet events (continued)

American Depositary Receipts ("ADRs"). This will change from one ADR representing 20 Existing Ordinary Shares to one ADR representing five new ordinary shares.

The share consolidation will have an impact on the ordinary shares, any employee share option plans as well as warrants. As a result of share consolidation:

	Pre-Split	Post-Split
Weighted average number of shares outstanding - basic and diluted	366,611,759	18,330,588
Ordinary shares outstanding	469,899,613	23,494,981
Outstanding employee share options	6,720,722	336,036
Outstanding DARA options	57,150	2,857
Outstanding DARA warrants	92,480	4,624

The financial statements reflect the effects of the reverse stock split (share consolidation) for all periods presented.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. As of the date of these Accounts, the Group’s operations have been significantly curtailed temporarily due to restrictions imposed by governments.

We cannot reasonably estimate the length or severity of this pandemic and related restrictions. Some factors from the COVID-19 outbreak that we believe will adversely affect our current and planned drug development activities include:

•	the diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring;

•	interruption in global shipping affecting the transport of clinical trial materials, such as investigational drug product used in our trials; and

•	employee absences that delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

On 31 March 2020 the Company announced that the Board had concluded, in the context of its current cash runway, that the Company was unlikely to conclude a license transaction or raise sufficient funds to continue the required remaining investment in MTD201 on a timely basis. The Board therefore decided to terminate further inhouse development of the MTD201 programme with immediate effect. The Company will continue to seek licensing partners for this asset.

In line with the decision to terminate MTD201, the Board also took the difficult decision to close the Company’s MTD201 dedicated manufacturing facilities in Bilbao and offer redundancy to all 42 employees. In addition, a further five UK-based employees in clinical research and administrative roles are being offered redundancy.

Following these changes, Midatech’s remaining 20 employees and operations are concentrated in Cardiff. The Company’s near term goal is to deploy its proprietary drug delivery technologies to formulate a compelling portfolio of novel first-in-class sustained release formulations of products with significant commercial potential for licensing to pharmaceutical company partners at proof of concept stage. With the exception of our ongoing commitments with respect to MTX110 clinical trials, the Company has no plans to undertake additional trials in humans unless a license partner or grant funding has been secured.

The Board continues to consider options for extracting value from the Company’s technologies including providing formulation services to biopharmaceutical partners and partnering its existing and upcoming proof of concept formulations and/or partnering a technology.

33	Post balance sheet events (continued)

The provisional estimated one-time cash outflows and non-cash costs of these actions are expected to be as follows:

Estimated cash outflow £’000
Staff redundancy	933
Repayment of loans, net of deposit returned	3,569
Property lease termination costs	–
Settlement of lease liabilities	131
Repayment of grant funding	230
Other	70
4,933

Estimated non-cash costs £’000
Impairment of acquired IPRD	9,300
Impairment of goodwill	2,291
Write down of tangible assets to net realisable value	975
Right of use asset adjustment	(61)
Other	(186)
12,319

The above table includes 100% impairment of acquired IPRD and goodwill, in a worst case scenario. The final outcome will depend on the Directors progress with the strategic options which commenced in April 2020.

The cash outflows and non-cash costs will be reflected in the Company’s financial statements for 2020.

On 20 April 2020, the Company announced an update to the strategic review including the appointment of an adviser and start of a ‘formal sale process’ under the Takeover Code.

On 18 May 2020, the Company announced that it had raised gross proceeds of £1.8 million (before expenses) by way of a placing to investors in the UK ("UK Placing") of 6,666,666 Units (each Unit comprising one new ordinary share of 0.1p each ("Placing Share") and one warrant ("UK Warrant")) at an issue price of £0.27 per Unit. Concurrently with the UK Placing, the Company announced the pricing of a registered direct offering and concurrent private placement in the United States (the "U.S. Registered Direct Offering") for 1,818,182 American Depositary Shares ("ADSs") (each ADS representing five of the Company's Ordinary Shares) and unregistered warrant to purchase ADS's ("ADS Warrants").

The pricing of the UK Placing was aligned to the pricing of the US Registered Direct Offering after adjusting for the one-for-five ratio of ordinary shares to ADS and the GBP: USD exchange rate.

The Placing Shares and the 9,090,910 Ordinary Shares representing the ADS's represent approximately 40 per cent. of the issued share capital of the Company as enlarged by the UK Placing and the US Registered Direct Offering.

On 8 June 2020, the Company received a letter sent on behalf of Secura Bio, Inc. (“Secura Bio”), dated 1 June 2020, purporting to terminate a License Agreement, executed on or about 6 June 2017 (the “Secura License Agreement”), by and between Midatech Limited and Novartis AG, which Novartis AG subsequently transferred to Secura Bio. Pursuant to the Secura License Agreement, Midatech Limited was granted a non-exclusive worldwide, sublicenseable license to certain patents of panobinostat, the active pharmaceutical ingredient of the Company’s development product MTX110. Midatech Limited’s rights are limited to the treatment of brain cancer in humans, administered by convection-enhanced delivery.

The Company plans to continue to pursue development of MTX110 and the strategic review process previously disclosed. The Company is also reviewing with its outside counsel remedies it may have if Secura Bio does not withdraw the notice and otherwise cease to interfere with its ongoing business and strategic review process, which the Company has formally requested. The Company is evaluating available actions to protect its rights under the Secura License Agreement and its assets.

