Form 20-F/A
period 2019-12-31
Midatech Pharma Plc
filed 2020-06-17
CIK 1643918

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

This Amendment No. 1 on Form 20-F/A (this “Amendment”) is being filed by Midatech Pharma PLC (the “Company”) to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 15, 2020 (the “Original Filing”). The Company is filing this Amendment solely to add the following disclosure regarding reliance by the Company on the SEC’s Order under Section 36 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Granting Exemptions from Specified Provision of the Exchange Act and Certain Rules Thereunder, in SEC Release 34-88318, dated March 4, 2020 (as extended and amended by the SEC’s Order in SEC Release No. 34-88465, dated March 25, 2020 (the “Order”)) amending and extending the filing deadlines by up to 45 days for certain reports made under the Exchange Act.

As previously disclosed on a Form 6-K filed by the Company on April 17, 2020, the Company required additional time to finalize the Original Filing due to circumstances related to the COVID-19 pandemic. In particular, the lockdown in the United Kingdom resulted in the Company’s employees and external auditor working, primarily, remotely since mid-March 2020. As a result, the Company’s books and records were not easily accessible and communication among internal financial staff and external auditors has been challenging, which resulted in a delay in the preparation and completion of its consolidated financial statements. This, in turn, hampered the ability of the Company to complete and prepare the Original Filing in time to be filed by the original due date of April 30, 2020.

As required by Rule 12b-15 under the Exchange Act, a certification by the Company’s principal executive officer and principal financial officer is filed as an exhibit to the Amendment under Item 19 of Part III hereof. Paragraphs 3, 4 and 5 of this certification have been omitted in accordance with the SEC’s rules and guidance. Additionally, the Amendment does not include the certifications under Section 906 of the Sarbanes-Oxley Act of 2002, as no financial statements are being filed with the Amendment.

Except as described above, this Amendment does not amend, update or restate any other items or sections of the Original Filing and does not reflect any event occurring subsequent to the Original Filing on June 15, 2020. Accordingly, the Amendment should be read in conjunction with the Original Filing and with the current reports furnished by the Company to the SEC subsequent to the Original Filing.

PART III

Item 19. EXHIBITS

Exhibit No.	Description

12.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

_____________

* Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F on its behalf.

MIDATECH PHARMA PLC

By:	/s/ Stephen Stamp
Name:	Stephen Stamp
Title:	Chief Executive Officer and Chief Financial Officer

Date: June 17, 2020