Form 20-F
period 2020-12-31
Midatech Pharma Plc
filed 2021-04-30
CIK 1643918

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

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

Stephen Stamp, Chief Executive Officer and Chief Financial Officer

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020 was: 63,073,852 Ordinary Shares

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020, 2019 and 2018 have been derived from our consolidated financial statements, as presented at the end of this annual report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We prepare our consolidated financial statements in British pounds sterling. Except as otherwise stated, all monetary amounts in this annual report are presented in British pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all British pounds sterling amounts as of and for the year ended December 31, 2020 have been translated into United States dollars at the rate as of December 31, 2020, of £1.00 to $1.3662, based on noon buying rates published by the Federal Reserve Bank of New York for the British pound sterling on such date. These translations should not be considered representations that any such amounts have been, could have been or could be converted into United States dollars at that or any other exchange rate as of that or any other date.

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

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to risks related to:

•	our requirement for additional financing and our ability to continue as a going concern;

•	our estimates regarding losses, expenses, future revenues, and capital requirements;

•	our ability to successfully develop, test, and partner with a licensee to manufacture or commercialize products for conditions using our technology platforms;

•	the successful commercialization and manufacturing of our any future product candidate we may commercialize or license;

•	the outcome of our remediation plan and approach to the material weaknesses in internal control over financial reporting;

•	our indemnity obligations;

•	the success and timing of preclinical studies and clinical trials, if any;

•	shifts in our business and commercial strategy;

•	the filing and timing of regulatory filings, including Investigational New Drug applications, with respect to any of our products and the receipt of any regulatory approvals;

•	the anticipated medical benefits of our products;

•	the difficulties in obtaining and maintaining regulatory approval of our product candidates, and the labeling under any approval we may obtain;

•	the success and timing of the potential commercial development of our product candidates and any product candidates we may acquire in the future;

•	our plans and ability to develop and commercialize our product candidates and any product candidates we may acquire in the future;

•	the ability to manufacture products in third-party facilities;

•	the rate and degree of market acceptance of any of our product candidates;

•	the successful development of our commercialization capabilities, including our internal sales and marketing capabilities;

•	obtaining and maintaining intellectual property protection for our product candidates and our proprietary technology;

•	the success of competing therapies and products that are or become available;

•	the success of any future acquisitions;

•	cybersecurity and other cyber incidents;

•	industry trends;

•	the impact of government laws and regulations;

•	regulatory, economic and political developments in the United Kingdom, the European Union, the United States and other foreign countries, including any impact from the United Kingdom leaving the European Union;

•	the difficulties doing business internationally, including any risks related to the novel strain of coronavirus, COVID-19;

•	the ownership of our Ordinary Shares and Depositary Shares;

•	our ability to continue to meet the listing criteria required to remain listed on the NASDAQ Capital Market;

•	the status of our ongoing leadership transition and our failure to recruit or retain key scientific or management personnel or to retain our senior management;

•	the impact and costs and expenses of any litigation we may be subject to now or in the future;

•	the performance of third parties, including joint venture partners, our collaborators, third-party suppliers and parties to our licensing agreements; and

•	other risks and uncertainties, including those described in “Risk Factors” in this annual report.

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

We have elected to voluntarily comply with the amendments to Item 3.A of Form 20-F, effective February 10, 2021, contained in SEC Release No. 33-10890.

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

Summary of Risk Factors

The occurrence of one or more of the events or circumstances described in this section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

•	We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future;

•	Our requirement for additional financing in the short-term represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern.

•	The effects of health epidemics, including the ongoing global coronavirus COVID-19 pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our clinical trials, preclinical studies and supply chains, depending on the location, duration and severity of disruptions to the systems affecting our business.

•	Our operations are in early-stage development with no sources of recurring revenue and there is no assurance that we will successfully develop and license our product candidates or ever become profitable.

•	We are exposed to political, regulatory, social and economic risk relating to the United Kingdom’s exit from the European Union.

•	We recognized a material intangible asset impairment loss as of December 31, 2020, and we may be required to recognize additional non-cash impairment losses in the future.

•	We are in receipt of a letter purporting to terminate our license agreement related to panobinostat, the active pharmaceutical ingredient in our MTX110 product. If we are unsuccessful in challenging this termination, our business, financial condition and results of operations could be materially adversely affected.

•	Our future success is dependent on product development and the ability to successfully license our product candidates to partners who can seek regulatory approval and commercialization of our product candidates.

•	Clinical drug development involves a risky, lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

•	We expect to seek to establish agreements with potential licensing partners and collaborators and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

•	Recently enacted and future legislation in the United States and other countries may affect the prices we may obtain for our product candidates and increase the difficulty and cost for us to commercialize our product candidates.

•	Our success depends in part on our ability to protect rights in our intellectual property, which cannot be assured.

•	We rely on third parties to conduct our preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•	We are dependent on third party suppliers, and if we experience problems with any of these third parties, the manufacturing of our product candidates could be delayed, which could harm our results of operations.

•	We are currently undergoing a leadership transition and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified scientists, key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.

•	Our strategic review and the associated workforce reduction announced in March 2020 may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could disrupt our business.

•	The price of our Ordinary Shares and Depositary Shares may be volatile.

•	Shareholder ownership interests in the Company may be diluted as a result of future financings, additional acquisitions or the exercise of our options and warrants, and may have a material negative effect on the market price of our securities.

•	The rights of holders of Depositary Shares are not the same as the rights of holders of Ordinary Shares.

•	It may be difficult for you to bring any action or enforce any judgment obtained in the United States against us or members of our Board of Directors, which may limit the remedies otherwise available to you.

•	We are a “foreign private issuer” under the rules and regulations of the SEC and, as a result, are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a company incorporated in the United States.

Risks Related to Our Financial Operations and Capital Needs

We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future.

We are an early-stage biopharmaceutical company. Investment in biopharmaceutical product development is highly speculative because we entail substantial upfront capital expenditures and significant risk that a product candidate will fail in development, will fail to gain regulatory approval or otherwise fail to become commercially viable. We continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred substantial losses since our inception. For the year ended December 31, 2020, we had a net loss of £22.19 million and an accumulated deficit of £122.43 million. For the years ended December 31, 2019 and 2018 we had a net loss of £10.09 million and £15.03 million, respectively.

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

In 2020, we undertook a strategic review of our operations, which may yield uncertain results.

On March 31, 2020, we announced that, due to the prevailing conditions in the capital markets and the prospect of raising additional funds and finding a partner for our assets, the Board of Directors initiated a strategic review of our operations. The objective of the review was to identify ways to maximize value for our stakeholders given the significant challenges faced by our business. We have formed a Finance Committee comprised of Mr. Stamp and Rolf Stahel, our Chairman, to review, analyze and make recommendations to the Board of Directors regarding a possible sale of our business or other strategic transactions, and hired an outside advisor to assist us. We entered into an “offer period” under United Kingdom rules and regulations, which placed certain restrictions and obligations on us. In January 2021, we announced that the strategic review had completed, although the impact of the uncertainty created by the process on all stakeholders, including employees, vendors and shareholders, may not be apparent for some time.

Our requirement for additional financing in the short-term represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern.

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our portfolio. For the year ended December 31, 2020, the Company incurred a consolidated loss from operations of £22.2 million and negative cash flows from operations of £9.3 million. As of December 31, 2020, we had an accumulated deficit of £122.4 million.

Our future viability is dependent on our ability to generate cash from operating activities, to raise additional capital to finance our operations and to successfully obtain regulatory approval to allow marketing of our development products. Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies.

Our consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 2020, we had cash and cash equivalents of £7.5 million. We believe we currently have enough cash to fund our planned operations into the fourth quarter of 2021.

We have prepared cash flow forecasts and considered the cash flow requirement for our next three years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned.  This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2020 with respect to this uncertainty.

In addition, the global spread of pandemic novel coronavirus, COVID-19, places increased uncertainty over our forecasts. The restrictions placed and being placed on the movement of people will likely cause delays to some of our plans. We have established a COVID-19 task force internally to monitor the impact of COVID-19 on our business and prioritize activities to minimize its effect.

In addition to utilizing the existing cash reserves, we are evaluating a number of near-term funding options potentially available to us, including fundraising and/or the partnering of assets or technologies. After considering the uncertainties, we considered it appropriate to continue to adopt the going concern basis in preparing the financial information.

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

Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2020, during which European Union rules continued to apply. The Trade and Cooperation Agreement between the United Kingdom and the European Union, which outlines the future trading relationship between the United Kingdom and the European Union, was agreed in December 2020. The impact of the new trade agreement on the general and economic conditions in the United Kingdom remains uncertain. There may be, for example, additional costs in materials and equipment sourced from the European Union and/or delays that could have a material adverse effect on our business, financial condition and results of operations.

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

In previous years, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, and any failure by us to maintain an effective system of internal controls or provide reliable financial and other information in the future, may cause investors to lose confidence in our financial statements and SEC filings and the market price of our securities may be materially and adversely affected.

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

A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain a non-accelerated filer, we are not required to comply with the independent registered public accounting firm attestation requirement.

In preparing our interim financial statements for the six months ending June 30, 2019, we and our independent registered public accounting firm identified a material weakness in the effectiveness of our internal controls over financial reporting, specifically that we had expensed a deposit in our income statement, as opposed to classifying it as a recoverable financial asset in other receivables during the six months ended June 30, 2019. As previously disclosed, in October 2018, pursuant to the terms of a Stock Purchase Agreement dated September 26, 2018, or Purchase Agreement, by and among the Company, Midatech Pharma US, Inc., our former wholly owned subsidiary, or Midatech US, and Kanwa Holdings, LP, an affiliate of Barings LLC, we sold Midatech US to Kanwa Holdings, LP. During the fiscal year ended December 31, 2019, following a request by Midatech US, we paid a deposit of £947,000 in connection with a certain indemnity obligation set forth in the Purchase Agreement.  The deposit was originally expensed in the income statement.  Following a review by our independent registered public accounting firm of the interim financial information for the six months ended June 30, 2019, this deposit was reclassified as a recoverable financial asset in other receivables.

Furthermore, as part of their audit procedures for 2019, BDO LLP, our independent registered public accounting firm at the time, identified the following material weaknesses in our internal control environment:

•	Regarding our IT general controls environment material weaknesses included an absence of new vendor approval, inappropriate access to administration accounts of finance systems, password segregation and access security which were not designed or operating effectively. The lack of appropriate IT general controls could lead to a material misstatement of our financial statements that will not be prevented or detected in a timely manner.

•	Several control deficiencies were identified related to the consolidation and financial reporting close functions including; the adoption of IFRS 16, adjustments required to align the results of foreign subsidiaries prepared under Spanish GAAP to IFRS, the recognition of certain costs not yet incurred that occurred during the process of preparing our financial information during the period that, when considered in aggregate, would be considered a material weakness.

•	The design and operation of our revenue recognition process, in which required policies and procedures either were not designed or were not operating effectively at the period end. While no adjustments to our consolidated financial statements during the course of the audit were required, there were no mitigating controls that would have prevented or detected such a material error should it have occurred.

During 2020, we took corrective measures to address the material weaknesses identified by BDO LLP as follows:

•	Regarding IT general controls environment, we introduced a new vendor approval process, carried out reorganization of administration access accounts and introduced regular user access reviews;

•	Regarding previous deficiencies identified in the consolidation and financial reporting close process, robust processes and greater oversight have been introduced to provide greater assurance. External technical accounting advice has also been sought during the year when necessary; and

•	Regarding the revenue recognition process, we carried out a review and introduced additional steps within the process to ensure revenue is recognized appropriately.

Although we have instituted these remedial measures to address the material weaknesses identified and to continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal control over financial reporting, we cannot assure you that we will not discover additional weaknesses in our internal control over financial reporting. Any such additional weaknesses or failure to adequately remediate any existing weakness could materially and adversely affect our financial condition and results of operations, as well as our ability to accurately report our financial condition and results of operations in a timely and reliable manner.

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

We recognized a material intangible asset impairment loss as of December 31, 2020, and we may be required to recognize additional non-cash impairment losses in the future.

As of December 31, 2020, in connection with our decision to terminate further in-house development of MTD201, our Q-Sphera formulation of octreotide, we recognized an impairment loss for in-process research and development of £9.3 million. In addition, because no other Q-Sphera products were advanced beyond the formulation stage as of December 31, 2020, we recognized an impairment of goodwill arising from our acquisition of Q Chip Limited in December 2014 of £2.3 million. Further, in connection with the purported termination of our license to panobinostat, the active ingredient for our MTX110 product, by Secura Bio, Inc. in June 2020, we recognized an impairment of an intangible asset of £0.8 million as of December 31, 2020.

These charges discussed above and any future impairment charges could materially increase our expenses and reduce our profitability. The process of testing goodwill and intangible assets for impairment involves numerous judgments, assumptions and estimates made by our management including expected future profitability, cash flows and the fair values of assets and liabilities, which inherently reflect a high degree of uncertainty and may be affected by significant variability. If the business climate deteriorates, including the markets in which certain of our product candidates may be sold, then actual results may not be consistent with these judgments, assumptions and estimates, and our goodwill and intangible assets, to the extent not impaired at the time, may become impaired in future periods. This would in turn have an adverse impact on our financial position and results of operations.

Risks Related to Our Business and Industry

The effects of health epidemics, including the ongoing global coronavirus COVID-19 pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our clinical trials, preclinical studies and supply chains, depending on the location, duration and severity of disruptions to the systems affecting our business.

Beginning in late 2019, the outbreak of a novel strain of coronavirus, COVID-19, has evolved into a global pandemic and in March 2020, the World Health Organization characterized COVID-19 as a pandemic. The COVID-19 pandemic, which has continued to spread, and the related adverse public health developments, including orders to shelter-in-place, travel restrictions, and the imposition of additional requirements on businesses, have adversely affected workforces, organizations, healthcare communities, economies, and financial markets globally, leading to an economic downturn and increased market volatility. The United States government and the United Kingdom government also has imposed travel restrictions international travel. It has also disrupted the normal operations of businesses across industries, including ours, and caused significant disruption in the operations of third party manufacturers and CROs upon whom we rely.

In response to the spread of COVID-19 as well as public health directives and orders, we have implemented work-from-home policies to support the community efforts to reduce the transmission of COVID-19 and protect employees, complying with guidance from government authorities in the countries within which we operate. We have implemented a number of measures to ensure employee safety and business continuity, including limiting access to our facilities to only those individuals required to execute their job responsibilities and restricted the number of staff working concurrently in our laboratories. In addition, we have suspended all non-essential travel for our employees and have discouraged employee attendance at industry events and in-person work-related meetings, all of which could negatively affect our business.

We are currently conducting clinical trials in the United States. Timely enrollment in our clinical trials is dependent upon capacity at our clinical trial sites, some of which have been and are currently adversely affected by COVID-19. Due to the uneven geographic impact of the pandemic, these localized disruptions are difficult to predict. Shutdowns or other restrictions related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities, which, in turn, could impact the availability or cost of materials and disrupt our supply chain. Additionally, clinical trials may involve immunocompromised patients who are at higher risk for COVID-19 and who are therefore more likely to avoid hospitals or other high-risk areas.

The effects of the governmental restrictions and guidelines, and the measures we have implemented to comply with them, may negatively impact productivity, disrupt our business and delay our clinical programs and timelines. The magnitude of these potential disruptions will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

As a result of the COVID-19 outbreak, or similar pandemics, we may experience disruptions that could severely impact our business and drug development activities, including:

•	delays or difficulties in enrolling patients in our clinical trials, including travel restrictions on patients and constraints on the capacity of our clinical trial sites;

•	delays or difficulties in clinical site initiation, including difficulties in training clinical site investigators and clinical site staff;

•	delays or disruptions in non-clinical experiments and investigational new drug application-enabling good laboratory practice standard toxicology studies due to unforeseen circumstances in supply chain;

•	delays or disruptions in our manufacturing abilities to due to supply chain and transportation system disruptions or lack of manufacturing staff;

•	increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19, being forced to quarantine, or being unable to visit clinical trial locations;

•	diversion or prioritization of healthcare resources away from the conduct of clinical trials and towards the COVID-19 pandemic, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials, particularly for clinical trials that require in-patient monitoring following administration of the product candidate;

•	delays or disruptions in the availability of clinical site staff, who, as healthcare providers, may have heightened exposure to COVID-19, which, in turn, could adversely impact our clinical trial operations;

•	interruption of our key clinical trial activities, such as clinical assessments at pre-specified time points during the trial and clinical trial site data monitoring, due to limitations on travel imposed or recommended by governmental entities, employers and others or interruption of clinical trial subject visits and study procedures (particularly any procedures that may be deemed non-essential), which may impact the integrity of subject data and clinical study endpoints;

•	interruption or delays in the operations of the FDA, EMA and comparable foreign regulatory agencies or their refusal to accept data from clinical trials in affected geographies, which may impact approval timelines;

•	delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

•	limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families, the desire of employees to avoid contact with large groups of people, an increased reliance on working from home or mass transit disruptions; and

•	reduced ability to engage with the medical and investor communities due to the cancellation of conferences scheduled throughout the year.

These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with COVID-19, could continue to spread to additional countries, or could return to countries where the pandemic has been partially contained, each of which could continue to adversely impact our ability to conduct clinical trials and our business generally, and could have a material adverse impact on our operations and financial condition and results.

In addition, the trading price for our Ordinary Shares and Depositary Shares, as well as trading price for the publicly traded securities of other biopharmaceutical companies, as well as the broader global financial markets, have been highly volatile as a result of the COVID-19 pandemic and the resulting impact on United Kingdom and United States economic activities. As a result, we may face difficulties raising capital when needed, and any such sales may be on unfavorable terms to us. Further, to the extent we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of existing shareholders will be diluted.

The ultimate impact of the COVID-19 pandemic on our business operations is highly uncertain and subject to change and will depend on future developments which are difficult to predict, including the duration of the pandemic, the ultimate geographic spread of the disease, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19 and other actions taken to contain or address its impact in the short and long term, among others. We do not yet know the full extent of potential delays or impacts on our business, our licensing efforts, our clinical studies, our research programs, healthcare systems or the global economy, and if the ultimate impact of the COVID-19 pandemic and the resulting uncertain economic and healthcare environment is more severe than we anticipated, we may not be able to execute on our current operating plan or on our strategy. If the duration of the COVID-19 pandemic and the associated period of business and social restrictions and economic uncertainty is longer than we anticipated, our cash, cash equivalents, and marketable securities may not be sufficient to fund the activities under our operating plan for the time period that we anticipated, and we may be required to revise our operating plan further. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We are in receipt of a letter purporting to terminate our license agreement related to panobinostat, the active pharmaceutical ingredient in our MTX110 product. If we are unsuccessful in challenging this termination, our business, financial condition and results of operations could be materially adversely affected.

On June 8, 2020, we received a letter sent on behalf of Secura Bio. Inc., or Secura Bio, dated June 1, 2020, purporting to terminate a License Agreement, executed on or about June 6, 2017, or the License Agreement, by and between Midatech Limited and Novartis AG, or Novartis, which Novartis subsequently transferred to Secura Bio, or the Secura License Agreement. Pursuant to the Secura License Agreement, Midatech Limited was granted a worldwide, sublicenseable license to certain patents of panobinostat, the active pharmaceutical ingredient of Midatech’s development product MTX110. Midatech Limited’s rights are limited to the treatment of brain cancer in humans, administered by convection-enhanced delivery. We view MTX110 as an important asset and currently have two ongoing clinical trials for MTX110 and intend to commence two further clinical trials as part of our MTX110 clinical program.

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

We continue to conduct research and development for our product candidates and, to a lesser extent, clinical trials for certain of our product candidates; however there can be no assurance that any of our targeted developments will be successful. We must develop functional products that address specific market needs. We must therefore engage in new development activities, which may not produce innovative, commercially viable results in a timely manner or at all. In addition, we may not be able to develop new technologies or identify specific market needs that are addressable by our technologies, or technologies available to us. We may encounter delays and incur additional development and production costs and expenses, over and above those expected, in order to develop technologies and products suitable for licensing. If any of our development programs are curtailed, this may have a material adverse effect on our business and financial conditions.

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

In 2018, we embarked on first-in-human clinical trial program for our MTD201 and MTX110 products, with MTD201 completing our Phase I study in the third quarter of 2018, with an additional Phase I study completed in the third quarter of 2019. The MTX110 Phase I clinical study completed in the fourth quarter of 2020. In 2020, Phase I clinical trials of MTX110 were initiated by the University of Texas in medulloblastoma, and by Columbia University in diffuse intrinsic pontine glioma. In connection with the termination of our MTD201 program, we have determined not to conduct additional clinical trials in humans, other than clinical trials for which funding is provided by third parties or via grants. We expect our licensing partners will be responsible for any future clinical trials. We and any of our licensing partners may experience delays in ongoing or future clinical trials and we do not know whether planned clinical trials will begin or enroll subjects on time, need to be redesigned or be completed on schedule, if at all. Clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

•	restrictions related to COVID-19;

•	delay or failure in reaching agreement with the applicable regulatory authorities on a trial design;

•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical study;

•	delay or failure in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial providers and sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delay or failure in obtaining institutional review board, or IRB, or the approval of other reviewing entities, including foreign regulatory authorities, to conduct a clinical trial at each site;

•	failure to recruit, or subsequent withdrawal of, clinical trial sites from clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

•	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

•	delay or failure in having subjects complete a trial or return for post-treatment follow-up;

•	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

•	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication;

•	failure of third party clinical trial managers or clinical sites to satisfy contractual duties or meet expected deadlines;

•	failure to receive the recommendation of health technology assessment bodies such as the U.S. Agency for Healthcare Research and Quality, and other relevant international bodies or agencies responsible for pricing and utilization determinations;

•	delay or failure in adding new clinical trial sites;

•	ambiguous or negative interim results, or results that are inconsistent with earlier results;

•	from the EMA, the MHRA, the FDA, the IRB, data safety monitoring boards, or other regulatory authority, or results from earlier stage or concurrent preclinical and clinical studies, which might require modification to the protocol for a given study;

•	decisions by the EMA, the MHRA, the FDA, the IRB, other regulatory authorities, or us, or recommendation by a data safety monitoring board or other regulatory authority, to suspend or terminate a clinical trial at any time for safety issues or for any other reason;

•	unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects;

•	failure to demonstrate a benefit from using a drug over existing marketed products;

•	manufacturing issues, including problems with manufacturing or obtaining from third parties sufficient quantities of raw materials, active pharmaceutical ingredients, or API, or product candidates for use in clinical trials; and

•	changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

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

Undesirable side effects caused by any of our product candidates could cause us, our licensing partner, if any, or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the EMA, the MHRA, the FDA or other comparable foreign regulatory authority. Results of the clinical trials could reveal a high and unacceptable severity and prevalence of side effects or risks associated with a product candidate’s use. In such an event, our trials could be suspended or terminated and the regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

There are a number of pharmaceutical and biotechnology companies that currently market and sell products or are pursuing development of products similar to our technology and product candidates. With respect to our product candidates, from a technology perspective, we believe other companies in the sustained release space include Medincell S.A., GP Pharm, S.A., Peptron, Inc., Graybug Inc. and Nanomi B.V. In addition, other companies using gold nanoparticle technologies include CytImmune Sciences, Inc., and Nanospectra Biosciences, Inc.

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

Our product candidates may be subject to government price controls in certain jurisdictions that may affect our revenue.

There has been heightened governmental scrutiny in the United Kingdom, United States, European Union and other jurisdictions of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. In the United States, such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the Department of Health and Human Services finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed. On November 20, 2020, the Centers for Medicare and Medicaid Services issued an interim final rule implementing the Trump administration’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives.

At the state level, legislatures have increasingly enacted legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Outside of the United States, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

Recently enacted and future legislation in the United States and other countries may affect the prices we may obtain for our product candidates and increase the difficulty and cost for us to commercialize our product candidates.

In the United States and many other countries, rising healthcare costs have been a concern for governments, patients and the health insurance sector, which has resulted in a number of changes to laws and regulations, and may result in further legislative and regulatory action regarding the healthcare and health insurance systems that could affect our ability to profitably sell any product candidates for which we obtain marketing approval. For a detailed discussion of healthcare reform initiatives of importance to the pharmaceutical industry, see “Item 4. Information on the Group—B. Business Overview—Government Regulations.”

For example, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the ACA, was enacted in the United States in March 2010 with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare, and includes measures to change healthcare delivery, increase the number of individuals with insurance, ensure access to certain basic healthcare services, and contain the rising cost of care. There have been executive, judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. H.R. 1: An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018, or the Tax Cuts and Jobs Act of 2017, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. Further, the Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unknown when a decision will be made. Further, although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact the ACA and our business.

In addition, other federal health reform measures have been proposed and adopted in the United States. For example, as a result of the Budget Control Act of 2011, providers are subject to Medicare payment reductions of 2% per fiscal year through 2030 with the exception of a temporary suspension from May 1, 2020 through March 31, 2021 unless additional Congressional action is taken. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015 also introduced a quality payment program, or Quality Payment Program, under which certain individual Medicare providers will be subject to certain incentives or penalties based on new program quality standards. The Quality Payment Program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS. In November 2019, the Centers for Medicare and Medicaid Services issued a final rule finalizing the changes to the Quality Payment Program. At this time, it is unclear how the introduction of the Quality Payment Program will impact overall physician reimbursement under the Medicare program. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

The combination of healthcare cost containment measures, increased health insurance costs, reduction of the number of people with health insurance coverage, as well as future legislation and regulations focused on reducing healthcare costs by reducing the cost of or reimbursement and access to pharmaceutical products, may limit or delay our ability to generate revenue, attain profitability, or commercialize our products.

Coverage and adequate reimbursement may not be available for our current or any future product candidates, which could make it difficult for us to sell profitably, if approved.

Market acceptance and sales of any product candidates that we commercialize, if approved, will depend in part on the extent to which reimbursement for these products and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations and private health insurers. Third-party payors decide which therapies they will pay for and establish reimbursement levels. Third-party payors in the United States often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any product candidates that we develop will be made on a payor-by-payor basis. One payor’s determination to provide coverage for a drug does not assure that other payors will also provide coverage for the drug. Additionally, a third-party payor’s decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. We may incur significant costs to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates, in addition to the costs required to obtain FDA approvals. Our product candidates may not be considered medically necessary or cost-effective.

Each payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy, and on what tier of its list of covered drugs, or formulary, it will be placed. The position on a payor’s formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products, and providers are unlikely to prescribe our products, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products and their administration. Therefore, coverage and adequate reimbursement is critical to new medical product acceptance.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for any drug that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Even if favorable coverage and reimbursement status is attained for one or more product candidates for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Inadequate coverage and reimbursement may impact the demand for, or the price of, any drug for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our current and any future product candidates that we develop.

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

In the European Union, the General Data Protection Regulation (EU) 2016/679, or GDPR, lays down the legal framework for data protection and privacy. The GDPR applies directly in all European Union member states (until December 31, 2020, this included the United Kingdom) and applies to companies with an establishment in the European Economic Area, or EEA, and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor the behavior of individuals located in the EEA. In the United Kingdom, the GDPR has been converted into United Kingdom domestic law, pursuant to the Data Protection, Privacy and Electronic Communications (Amendments etc)(EU Exit) Regulations 2019 (as amended), which makes some minor technical amendments to ensure the GDPR is operable in the United Kingdom, or the UK GDPR. The UK GDPR is also supplemented by the Data Protection Act 2018. United Kingdom and European Union data protection law is therefore aligned. The GDPR and UK GDPR implement stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. The GDPR provides that European Union member states may make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in differences between member states, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition. Failure to comply with European Union laws, including failure under the GDPR and UK GDPR, Data Protection Act 2018, ePrivacy Directive and other laws relating to the security of personal data may result in fines up to €20 million (or £17.5 million under the UK GDPR) or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the GDPR and related laws may also give risk to increase risk of private actions from data subjects and consumer not-for-profit organizations, including a new form of class action that is available under the GDPR. While we do not routinely handle or process personal data, we do maintain a database of employee information; however, since the GDPR and UK GDPR only came into effect recently, the potential risks associated with non-compliance therewith are uniquely difficult to predict.

We are currently undergoing a leadership transition and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified scientists, key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.

On May 31, 2018, Dr. James Phillips, our then-Chief Executive Officer and member of the Board of Directors, stepped down from all of his positions with the Company and its subsidiaries. Dr. Craig Cook, formerly our Chief Operating Officer and Head of Research and Development, was appointed by the Board of Directors to succeed Dr. Phillips.  Further, on February 26, 2019, three of our non-executive directors, John Johnston, Michele Luzi, and Pavlo Protopapa, resigned, and we appointed Dr. Huaizheng Peng to the Board of Directors. In July 2019, we appointed Frédéric Duchesne to our Board of Directors. In September 2019, our then-Chief Financial Officer and member of our Board of Directors, Nicholas Robbins-Cherry, stepped down from all of his positions with the Company and its subsidiaries. Stephen Stamp was appointed by the Board of Directors to succeed Mr. Robbins-Cherry. In March 2020, Dr. Cook stepped down from all of his positions with the Company and its subsidiaries and two of our non-executive directors, Dr. Huaizheng Peng and Frédéric Duchesne, resigned from the Board of Directors. Mr. Stamp was appointed our Chief Executive Officer upon Dr. Cook’s resignation, in addition to his continued service as our Chief Financial Officer. While we have confidence in Mr. Stamp and our remaining leadership team, including the Board of Directors, the uncertainty inherent in this ongoing leadership transition may be difficult to manage, may cause concerns from third parties with whom we do business, and may increase the likelihood of turnover of other key officers and employees.

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

We depend on the performance, reliability and availability of our properties, machinery, and laboratory equipment and information technology systems. We may not be able to access our facilities as a result of events beyond our control, such as extreme weather conditions, quarantines, flood, fire, theft, terrorism and acts of God. Currently, England and Wales are in a lockdown due to COVID-19 and our facilities, including laboratory facilities in Cardiff, Wales, are working at a reduced capacity in order to conform to social distancing policies, which has resulted in a disruption in our current operations and which could have a material adverse effect on our business.

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

We have in the past, and may in the future, operate outside of the United Kingdom. These international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to, risks regarding:

•	currency exchange rate fluctuations;

•	restrictions on repatriation of earnings;

•	difficulty of effective enforcement of contractual provisions in local jurisdictions;’

•	inadequate intellectual property (including confidentiality) protection in foreign countries;

•	public health epidemics or outbreaks, such as COVID-19;

•	trade-protection measures, import or export licensing requirements and fines, penalties or suspension or revocation of export privileges; and

•	changes in a specific country’s or a region’s political or economic conditions, including the implications of the United Kingdom’s withdrawal from the European Union.

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

In addition to the factors discussed in this “Risk Factors” section and elsewhere in this annual report, the factors that could cause volatility in the market price of each ordinary share and the Depositary Shares include:

•	the success of competitive products or technologies;

•	regulatory actions;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	the progress of preclinical development, laboratory testing and clinical trials of our product candidates or those of our competitors;

•	the results from our clinical programs and any future trials we may conduct;

•	developments in the clinical trials of potentially similar competitive products;

•	EMA, MHRA, FDA or international regulatory or legal developments;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	developments or disputes concerning patent applications, issued patents or other proprietary intellectual property rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	litigation or public concern about the safety of our products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	actual and anticipated fluctuations in our operating results;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	announcements or expectations of additional financing efforts;

•	rumors relating to us or our competitors;

•	sales of our Ordinary Shares or Depositary Shares by us, our insiders or our other shareholders;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors, or general volatility in the market due to other factors, such as the recent volatility attributed to COVID-19;

•	third party reimbursement policies;

•	Brexit and any resulting economic or currency volatility;

•	developments concerning current or future collaborations, strategic alliances, joint ventures or similar relationships; and

•	reviews of long-term values of our assets, which could lead to impairment charges that could reduce our earnings.

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

As at April 15, 2021, we had 63,380,667 Ordinary Shares outstanding. Of these shares, 39,227,410 of our Ordinary Shares were held as Depositary Shares. Some companies that have issued American depositary shares on United States stock exchanges have experienced lower levels of liquidity in their American depositary shares than is the case for their ordinary shares listed on their domestic exchange. Our Depositary Shares are traded on the NASDAQ Capital Market and our Ordinary Shares are traded on AIM. We cannot predict the effect of this dual listing on the value of our Ordinary Shares and Depositary Shares. However, the dual listing of our Ordinary Shares and Depositary Shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the Depositary Shares in the United States. The price of the Depositary Shares could also be adversely affected by trading in our Ordinary Shares on AIM. As a result of these and other factors, you may not be able to sell your Depositary Shares. In addition, investors may incur higher transaction costs when buying and selling Depositary Shares than they would incur in buying and selling common stock. An inactive market may also impair our ability to raise capital by selling Depositary Shares and Ordinary Shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Ordinary Shares as consideration.

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

As of April 15, 2021, we had issued 1,356,052 options under the Midatech Pharma PLC Enterprise Management Incentive Plan, and 129,926 non-EMI options. In addition, we assumed options in connection with our acquisition of DARA in 2015, of which 2,835 were still outstanding. Further, as of April 15, 2021, we had issued outstanding warrants exercisable for (i) 15,692,276 Ordinary Shares with an exercise price of £10.00 per share, (ii) 630,000 Depositary Shares with an exercise price of $6.25 each (representing 3,150,000 Ordinary Shares), (iii) 1,318,182 Depositary Shares with an exercise price of $2.05 each (representing 6,590,910 Ordinary Shares), (iv) 29,546 Depositary Shares with an exercise price of $2.0625 each (representing 147,730 Ordinary Shares), (v) 6,999,999 Ordinary Shares with an exercise price of £0.34 each, and (vi) 4,624 Ordinary Shares with a weighted average exercise price of $110.51 per share (assumed pursuant to the acquisition of DARA in 2015). We may also issue Ordinary Shares (and Depositary Shares underlying such Ordinary Shares) or other securities convertible into Ordinary Shares from time to time for future acquisition. The issuance of the securities underlying these instruments, or perception that issuance may occur, will have a dilutive impact on other shareholders and could have a material negative effect on the market price of our Ordinary Shares and Depositary Shares.

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

We are no longer an “emerging growth company” but remain a non-accelerated filer, and the reduced reporting obligations applicable non-accelerated filers may make our securities less attractive to investors.

We are no longer an “emerging growth company,” as defined under the Jumpstart Our Business Startups Act. However, for as long as we remain a “non-accelerated filer” under the rules of the SEC, our independent registered public accounting firm is not required to deliver an annual attestation report on the effectiveness of our internal control over financial reporting. We will cease to be a non-accelerated filer if (a) the aggregate market value of our outstanding Ordinary Shares held by non-affiliates as of the last business day of our most recently completed second fiscal quarter is $75 million or more and we reported annual net revenues of greater than $100 million for our most recently completed fiscal year or (b) the aggregate market value of our outstanding Ordinary Shares held by non-affiliates as of the last business day of our most recently completed second fiscal quarter is $700 million or more, regardless of annual net revenues. If we cease to be a non-accelerated filer, we would be subject to the requirement for an annual attestation report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. We cannot predict whether investors will find our securities less attractive if we rely on this exemption. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and our stock price may be more volatile and may decline.

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

If we are deemed or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2021 or in any prior or subsequent year, this may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our securities.

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

We do not believe we were a PFIC for 2020, but there can be no assurance that we will not be a PFIC in 2021 or for any other taxable year, as our operating results for any such years may cause us to be a PFIC. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our securities, and such U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or a QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the United States Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. However, because we do not intend to prepare or provide the information that would permit the making of a valid QEF election, such an election will not be available to United States holders.

Recent and potential future changes to U.S. and non-U.S. tax laws could materially adversely affect our Company and holders of our Ordinary Shares and the Depositary Shares.

The Tax Cut Act, which was legislation bringing about broad changes in the existing U.S. corporate tax system, was enacted in the United States in December 2017. The Tax Cut Act made significant changes to the U.S. federal income tax laws. Certain provisions of the Tax Cut Act could have an adverse effect on the Company or holders of our Ordinary Shares or Depositary Shares. The U.S. Treasury Department and the IRS continue to interpret and issue guidance on how provisions of the Tax Cut Act will be applied and administered. The interpretations of many provisions of the Tax Cut Act are still unclear. We cannot predict when or to what extent any additional U.S. federal tax laws, regulations, interpretations, or rulings clarifying the Tax Cut Act will be issued or the impact of any such guidance on investors or the Company. Holders of Ordinary Shares and Depositary Shares are urged to consult their own tax advisors regarding the effect of the Tax Cut Act and other potential changes to the U.S. federal tax laws.

We are unable to predict what tax changes may be enacted in the future or what effect such changes would have on our business, but such changes could affect our effective tax rates in countries where we have operations and could have an adverse effect on our overall tax position in the future, along with increasing the complexity, burden and cost of tax compliance. In addition, such changes could impact the holders of Ordinary Shares or Depositary Shares.

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

Effective November 1, 2018, and pursuant to the Purchase Agreement, we sold 100% of the outstanding equity interests of Midatech US to an affiliate of Barings LLC for initial consideration of $13.0 million, and up to $6.0 million of additional payments subject to the achievement of 2018 and 2019 net sales performance targets with respect to certain Midatech US products, both individually and in the aggregate. These target were not met and no additional payments were received.

On March 31, 2020 we announced that, in the context of prevailing conditions in the capital markets, we did not expect to be able to raise capital to fund the continued development of MTD201, including scale-up of MTD201 manufacturing at our Bilbao facilities. We determined to conduct a strategic review of our operations, cease further investment in MTD201 and close our operations in Bilbao, Spain, including making all our employees in Bilbao redundant.

On April 20, 2020, we announced an update to the strategic review of operations including the appointment of Noble Capital Markets, Inc. to advise us on options for extracting value from its technologies, including partnering our clinical stage assets, partnering existing and upcoming proof of concept formulations, partnering or selling one or more of our technologies or selling the entire Company.

On January 26, 2021, we announced, among other things, that the strategic review had completed and that we were now focused on executing our realigned strategy of deploying our technologies to develop more early stage products and seeking licensing partners at proof of concept stage.

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

Capital Expenditures

Our capital expenditures amounted to £0.21 million, £0.31 million and £0.24 million for the years ended December 31, 2020, 2019 and 2018, respectively.

For the year ended December 31, 2020, our principal capital expenditures largely related to investment in our laboratory and pilot-scale manufacturing facility in Cardiff, Wales.

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

Intellectual Property. We have developed a strong intellectual property base and have a wide intellectual property portfolio of 108 granted patents, 57 applications in process and 35 patent families (a set of patents to protect a single invention in various countries covering a range of diverse technologies).

Revenue. Revenue from continuing and discontinued operations for the whole of the Group is set out below.

	Year ended December 31,
(£ in thousands)	2020	2019	2018
Continuing Operations:
Revenue (United States) (1)	--	60	--
Revenue (Europe, including United Kingdom)	118	252	149
Revenue (Rest of World)	62

Discontinued Operations:
Revenue (United States) (1)	--	--	3,882
Revenue (Europe, including United Kingdom)	--	--	--
Total Revenue from continuing and discontinued operations	180	312	4,031

(1)	Revenue for Midatech US, which we divested in 2018, is included in the consolidated statement of comprehensive income within the aggregate loss from discontinued operations through October 31, 2018.

Recent Developments

Strategic Review

In March 2020, we reviewed the remaining costs necessary to complete the Phase III clinical trial of MTD201, which uses our sustained release platform, Q-Sphera, to formulate a long acting dose of octreotide for the treatment of acromegaly and neuroendocrine tumors, as well as the manufacturing scale-up of our MTD201 manufacturing capabilities at our Bilbao, Spain facilities. We believed the remaining costs to be in the order of $30 million (of which $8.5 million had been raised in loans from the Spanish government, as discussed in more detail herein). Given the state of the financial markets at that time, and our cash runway, we determined we were unlikely to conclude a license transaction or raise sufficient funds to continue the required remaining investment in MTD201 in a timely manner. The Board of Directors made the determination to terminate the further in-house development of MTD201 and, on March 31, 2020, announced a strategic review of the Company’s operations.

In connection with the decision to terminate the MTD201 program, we closed our MTD201-dedicated manufacturing facilities in Bilbao, Spain. We have made redundant all of our Midatech Pharma España S.L., or Midatech Spain, employees pursuant to a consultation process as required by Spanish law. We also made redundant five employees located in the United Kingdom in our clinical research and administrative departments.

Following these changes, our strategy has shifted to deploying our proprietary drug delivery technologies to formulate a compelling portfolio of novel first-in-class sustained release formulations of products with significant commercial potential for licensing to pharmaceutical company partners at a proof-of-concept stage. Other than with respect to MTX110, for which pilot clinical trials are required to demonstrate proof of concept due to the fact we are repurposing an existing medicine, we have no plans to undertake additional clinical trials in humans unless a license partner or grant funding has been secured. MTX110 is a direct delivery treatment for diffuse intrinsic pontine glioma, or DIPG, an ultra-rare brain cancer suffered by children, using our MidaSolve technology for direct delivery. For more information regarding our strategy, see “—Our Strategy.”

Additionally, on March 31, 2020, Dr. Craig Cook, our then-Chief Executive Officer, resigned from his position and as a director of Midatech, effective immediately. He was succeeded by Mr. Stephen Stamp, our current Chief Financial Officer, who now serves in the combined roles of Chief Executive Officer and Chief Financial Officer. Further, in line with our streamlined strategy and operations, each of Dr. Huaizheng Peng and Mr. Frederic Duchesne resigned from the Board of Directors, effective March 31, 2020.

On January 26, 2021, we announced, among other things, that the strategic review had been completed and that we were now focused on executing our realigned strategy of deploying our technologies to develop more early stage products and seeking licensing partners at proof of concept stage.

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

We view MTX110 as an important asset and currently have two ongoing clinical trials for MTX110 and intend to commence two further clinical trials as part of our MTX110 clinical program. We continue to enjoy freedom to use panobinostat for research purposes and we plan to continue to pursue development of MTX110. We believe that the relevant Secura Bio patents may delay a launch of MTX110 for use in patients with DIPG, however we do not anticipate it would have any impact on launching MTX110 for use in patients with glioblastoma multiforme. We continue to review with our outside counsel any cost-effective remedies we may have if Secura Bio does not withdraw the notice and otherwise cease to interfere with our ongoing business, which we have formally requested.

Notwithstanding the foregoing, if Secura Bio does not withdraw its notice, the uncertainty and diversion of time and resources associated could have a material adverse effect on our business, financial condition and prospects, and we cannot assure you that we would be successful in resolving such dispute.

Impact of COVID-19

With the global spread of the ongoing COVID-19 pandemic, we established a COVID-19 task force in mid-March 2020 with the objectives of safeguarding the health and wellbeing of our staff members and monitoring the impact on our vendors and collaborators. Beginning in mid-March 2020, our employees primarily worked from their homes. Since that time, we have formally implemented a work-from-home policy for our employees, with exceptions being made for essential laboratory personnel. To the extent possible, we have reorganized the layout of our offices and laboratories in Cardiff, Wales to conform to social distancing policies and allow laboratory employees to safely return to the workplace, if allowed by their local government.

Our expectation is that the COVID-19 pandemic is likely to negatively affect businesses globally for an indeterminate period and that, once the pandemic is under control, recovery to normalization will not be instantaneous. Accordingly, we believe governmental limitations on travel will certainly cause delays to timelines. These delays may be the result of a limitation on the number of staff permitted in our facilities at any one time or delays in our vendor’s supply chains. In addition, delays have occurred in the recruitment and execution of clinical trials as prospective and enrolled patients are unable to visit clinical sites.

It is not currently possible to quantify the impact of COVID-19 and resultant delays on the Company until it becomes clear that the global crisis has abated and a normalization of the business environment can be foreseen with confidence.

Registered Direct Offering and Private Placement

May 2020 Offering. On May 20, 2020, we completed the closing of a registered direct offering, or Registered Direct Offering, with certain institutional investors, or the Investors, for the sale of 1,818,182 Depositary Shares (representing 9,090,910 Ordinary Shares) at a price per Depositary Share of $1.65, for aggregate gross proceeds of $3.0 million.

In a concurrent private placement, we sold to the Investors warrants, or the Private Placement Warrants, to purchase a total of 1,818,182 Depositary Shares (representing 9,090,910 Ordinary Shares) at an exercise price of $2.05 per Depositary Share. The Private Placement Warrants, which were immediately exercisable, will expire five and one-half years from the issuance date. The closing of the private placement occurred on May 20, 2020. As of December 31, 2020, Private Placement Warrants to purchase 500,000 Depositary Shares had been exercised for an aggregate exercise price of approximately $1.0 million.

H.C. Wainwright & Co., LLC, or Wainwright, served as the sole placement agent for the transaction. In connection therewith, we also issued to certain designees of Wainwright warrants, or Wainwright Warrants, for the purchase of a total of 90,909 Depositary Shares (representing 454,546 Ordinary Shares) at an exercise price of $2.0625 per Depositary Share pursuant to the terms of our engagement letter agreement with Wainwright. The Wainwright Warrants became exercisable on May 18, 2020 and expire May 18, 2025.

United Kingdom Placings

May 2020 Placing. Concurrently with the Registered Direct Offering, on May 22, 2020, we, through Turner Pope Investments Limited, a United Kingdom Financial Conduct Authority registered broker, or TPI, completed a placing with certain investors in the United Kingdom, or the May Placing, of 6,666,666 units, or Units, with each Unit comprising one new Ordinary Share and one warrant exercisable for one new Ordinary Share, or UK Warrant, at an issue price of £0.27 per Unit. The exercise price of the UK Warrants is £0.34 per share, for aggregate gross proceed of £1.8 million. The UK Warrants expire five years and six months from the issuance date.

In connection with TPI acting as the placement agent for the May Placing, we issued to TPI UK Warrants to purchase an aggregate of 333,333 Ordinary Shares, or 5.0% of the aggregate UK Warrants issued in the May Placing.

July 2020 Placing. In July 2020, we, through TPI, completed a placing with certain investors in the United Kingdom, or the July Placing, of 18,518,518 Ordinary Shares, or the Placing Shares. A further 2,777,777 Ordinary Shares, or Broker Option Shares, were placed by TPI pursuant to a broker option. Each of the Placing Shares and the Broker Option Shares were sold at an issue price of £0.27 per share.

Each of the Units, the securities underlying the Units, the Placing Shares and the Broker Option Shares were offered only outside the United States in reliance upon Regulation S under the Securities Act in an offshore transaction.

MTD201 Program

MTD201 is for the treatment of chronic high morbidity neuro hormonal tumors in two indications - acromegaly and neuro endocrine tumors. Currently, this program has completed two Phase I clinical studies and we hope to license MTD201 to a partner for the pivotal registration studies for these two indications.

On January 8, 2020, we announced the positive results of our second Phase I clinical trial, confirming similar pharmacokinetics and bioavailability of octreotide for subcutaneous and intramuscular routes of administration.

As described herein, in light of the remaining costs to complete clinical trials and the manufacturing scale-up for MTD201, we have determined to terminate the further in-house development of MTD201, although the product remains available for licensing. We believe the data from our two Phase I clinical trials demonstrate the clinical utility of our Q-Sphera technology and a number of its features and benefits.

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

On October 19, 2020, we announced headline results from a Phase I study at the University of California, San Francisco, or UCSF, in seven DIPG patients. The UCSF study met its primary endpoint, supporting a dose of between 60μM and 90μM of MTX110, depending upon patient tolerance in Phase II. At the interim cut-off date of September 30, 2020, median overall survival based on Kaplan Meier analysis was 26.06 months and overall survival at 12 months was 71.4% (which translated to five of seven patients alive).

We plan to initiate a Phase II study in DIPG to examine efficacy and safety in a further 20 patients. The Phase II trial will also use a convection enhanced delivery, or CED, system, whereby MTX110 will be infused under slight pressure directly into and around the tumor. We believe the primary endpoint of the study is likely to be patient survival rates after 12 months. In addition, we are evaluating an expansion of our MTX110 clinical program to include a small pilot study in glioblastoma multiforme, or GBM.

On January 26, 2021, we announced that we were engaged in tentative discussions with a third party around the potential co-development of MTX110. On March 25, 2021, we announced these discussions had now advanced and a non-binding Heads of Terms had been agreed. The Heads of Terms envisage that, if the deal progresses to definitive agreements, the Company would expect to receive a modest upfront payment upon execution, success-based development and sales milestones and royalties typical for a licensing agreement with products in a similar stage of development. R&D expenses would be assumed by the two parties with the apportionment to be agreed based on their respective territories. There can be no assurance on the timing for concluding the discussions nor any assurance that the parties will enter into definitive agreements.

Governmental Loans and Grants

On September 11, 2019, Midatech Spain received a €6.6 million loan from the Spanish Ministry of Industry, Commerce and Tourism, under its Re-industrialisation Programme, or the REINDUS Loan. The loan was fully drawn down in September 2019, and was partially secured by a guarantee by the Company of €3.0 million in the form of a cash bond. The REINDUS Loan was intended to partially fund activities to scale-up the manufacturing capability of our MTD201 program, however, in connection with our decision to terminate the MTD201 program and shut down our Bilbao, Spain manufacturing facilities, we fully repaid this loan in August 2020. The total amount repaid was approximately €3.6 million (net of deposits returned to us). In addition, we repaid other loans from the Spanish government in connection with this termination. As of December 31, 2020, €119,000 of Spanish government loans remained outstanding. This remaining amount was repaid in February 2021. In February 2021, we received a fine of €149,835 from the Spanish tax authorities in relation to the purported late repayment of the loan. We consider the fine without foundation and are currently appealing it.

On December 5, 2019, we announced that confirmation had been received for a €2.7 million grant from the European Union to be used to conduct a clinical study designed to demonstrate the efficacy of MTX110 as a treatment for DIPG. The grant was subject to, among other things, the Company satisfying to the European Union that it meets the SME criteria of the European Union. Subsequently, the Company was notified that, due to its relationships with the CMS Parties, it did not qualify as an SME and was therefore not eligible to receive the grant.

Change in Executive Officers

On March 31, 2020, we announced that Dr. Craig Cook, our then-Chief Executive Officer and a member of the Board of Directors, resigned from all of his positions with the Company, effective as of such date. Mr. Stamp was appointed by the Board of Directors to succeed Dr. Cook, as well as maintain his position as Chief Financial Officer.

Our Strategy

Our development, manufacturing and commercialization strategy is based on advancing our proprietary technology platforms and programs with a view to partnering these assets during the course of their development. This is expected to drive a commercial pipeline of products with improved essential parameters, over and above the currently marketed source or parent compound, including safety, tolerability, efficacy and compliance profiles. We believe that our management team has significant industry and technical experience and is highly capable of, and committed to, building our value.

Since our announcement of a strategic review in March 2020 and the termination of further in-house development of MTD201, we have sought to broaden our research and development pipeline through technology collaborations with third party pharmaceutical companies, initiating new internal programs and adding new indications to MTX110. Our realigned strategy is to advance our development programs to proof-of-concept stage, before seeking license partners to fund further development, manufacturing scale-up and commercialization of such programs.

Development

Our intention is to build a balanced portfolio of Q-Sphera programs employing a strategy to create an:

•	internal pipeline of long-acting, injectable products by re-formulating existing, approved therapies; and

•	external pipeline by entering into research collaboration with partners to formulate their proprietary products into long-acting injectable products.

We have applied our MidaSolve technology to panobinostat to create our proprietary product MTX110. Our development strategy for MTX110 is to demonstrate its utility in a range of intractable brain cancers with a series of pilot proof-of-concept studies before seeking licensee partners. Once a licensing partner has been secured, we would expect any future development costs to be reimbursed by that partner.

Manufacturing

As part of our strategic review, we decided to close our operations in Bilbao, Spain, including our Q-Sphera dedicated manufacturing facility. To establish proof-of-concept in pre-clinical studies for potential licensees, we are able to manufacture non-GMP Q-Sphera products at pilot scale at our Cardiff, Wales facility. Our intention is to technology transfer manufacture of clinical trial supplies and, ultimately, full GMP commercial manufacture to a third party CMO. We would expect a licensee to assume the cost of manufacturing GMP product and commercial scale-up pursuant to a technology transfer agreement.

MTX110 is currently being manufactured to GMP standards at a CMO.

Commercialization

Once proof-of-concept has been established, we intend to seek to license our products to a partner who would complete the development, and subsequently market and sale, of the product in an agreed upon licensed territory. In addition to reimbursement of development costs, the partner would be expected to make milestone payments based on sales targets and royalty payments.

Our Platform Technologies and Pipeline

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

In 2020, following our strategic review, we pivoted from a largely singular focus on the clinical development and manufacturing scale up of MTD201 to a strategy based on a broader, but earlier stage, pipeline designed to optimize opportunities for partnering success. Our development pipeline includes 10 projects, of which three are partnered with the European affiliate of a global healthcare company, and as set forth in more detail below:

Sustained Release Technology Platform: Q-Sphera

Technology. Our Q-Sphera technology employs 3-D printing techniques to encapsulate medicines in polymer-based bioresorbable microspheres. Q-Sphera is a precise, scalable, efficient, and environmentally friendly microparticle manufacturing platform. From a clinical perspective, Q-Sphera ensures monodispersed microparticles that release active drug compounds into the body in a tightly controlled, highly predictable and linear manner over an extended period of time.

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

The microspheres may be injected to form depots in the body, which release drugs over predictable, sustained periods from one week up to several months. We believe Q-Sphera offers numerous potential advantages to patients and payors compared with other immediate release products and polymer-based technologies, as set forth below:

Advantages of Q-Sphera
Features	Benefits	For patients	For payors	Compared with immediate release products	Compared with other polymer- based systems
Biocompatible, bio-degradable microspheres	Safe, sustained release delivery of therapeutics with substantially increased dose intervals	●		●
Homogenous, monodispersed microspheres	Lower dose to dose variability and improved injectability	●	●	●	●
Tunable, predictable drug release	Low variability plasma levels within a targeted therapeutic window	●	●	●	●
Easier reconstitution and adaptable to a wide range of presentations	Nurse or self-administration. Easy to use, safer pre-filled syringe and ‘pen’ presentations	●	●		●
Low viscosity, smaller gauge needles	Reduced severity and frequency of injection site reactions. Higher doses with subcutaneous and/or self-administration	●	●		●
Localized delivery, including intratumoral, intraocular, peritoneal and intraarticular	Reduced systemic side effects	●	●	●
Small footprint, reliable and scalable manufacturing process	Lower cost of manufacture				●
Class 3 solvents in low volume	Less environmental impact and lower cost of manufacture				●

Pipeline. We have an internal Q-Sphera pipeline comprising MTD211 and MTD219 for central nervous system and transplant anti-rejection indications, respectively. The active pharmaceutical ingredients included in MTD211 and MTD219 are already marketed as immediate release products and both are currently undergoing pre-clinical in vivo studies to demonstrate proof-of-concept. If successful, MTD211 and MTD219 will be made available for licensing to partners for their continued clinical development.

MTD201. Following the announcement of a strategic review, we ceased further in-house development of MTD201, our Q-Sphera formulation of octreotide for acromegaly and neuroendocrine tumors. We completed two clinical trials for MTD201, a 2018 first-in-human Phase I study compared MTD201 with Novartis’ SLAR, and second Phase I study of MTD201 completed in January 2020 which compared subcutaneous administration with intramuscular administration in healthy volunteers and showed similar pharmacokinetics and bioavailability in healthy volunteers. Together, the two Phase I studies of MTD201 serve as clinical validation of the Q-Sphera technology, confirming many of Q-Sphera’s features and benefits for patients, payors and licensees.

MidaSolve: Local Delivery Technology Platform

Technology. Our MidaSolve nano inclusion technology is utilized for potent, small molecule chemotherapeutics that have minimal solubility in water at biological pH, which means they cannot normally be injected and limits them to oral administration in solid form. When reformulated with MidaSolve technology, the complexed molecules solubilize such that the molecule can be administered in liquid form into the body. This enables local infusion directly into the tumor, thus extending the available routes of administration for drugs that otherwise would be limited to oral forms only.

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

MTX110. Using our MidaSolve technology in combination with panobinostat, an otherwise insoluble drug, MTX110 is designed for direct-to-tumor treatment of intractable brain cancers. The resulting complex is readily soluble in water at therapeutic concentrations, thus enabling liquid administration routes directly into the tumor that otherwise would not be possible. Panobinostat (Farydak®) is a potent, nonselective histone deacetylase inhibitor that was developed for the treatment of multiple myeloma. Given in its natural oral form, panobinostat does not cross the blood-brain barrier, and thus does not reach brain tumors. It is also a highly toxic substance and, when given orally, suffers from significant dose-limiting side effects. MidaSolve allows an alternate means of delivery in liquid form, and MTX110, our soluble form of panobinostat, is infused directly into the tumor. Direct delivery of MTX110 bypasses the blood-brain barrier and ensures adequate drug exposure to tumor cells without exposing the rest of the body to potentially toxic concentrations. MTX110’s intratumoral delivery thus provides a significant potential for treatment of DIPG and, potentially, other forms of brain cancer.

We are currently researching the utility of MTX110 to proof-of-concept stage in the following three indications.

•	DIPG. DIPG tumors are located in the pons (middle) of the brain stem and aggressively infiltrate the brainstem such that cancer tissue typically cannot be differentiated from normal brain tissue. Occurring mostly in children, approximately 1,000 patients are diagnosed with DIPG per annum and median survival is approximately 10 months. There is no effective treatment as surgical resection is not possible, and radiotherapy and chemotherapy do not improve survival since anti-cancer drugs cannot cross the blood-brain barrier to access the tumor.

In October 2020, we reported the first-in-man study by UCSF of MTX110 in DIPG using a CED system. The Phase I study established a recommended dose for Phase II, a good safety and tolerability profile but also encouraging survival data in the seven patients treated. We are in the process of planning for a Phase II study to confirm the safety and efficacy of MTX110 in DIPG.

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

•	Medulloblastoma. Medulloblastomas are generally located in the fourth ventricle of the brain between the brainstem and the cerebellum. They are invasive and, unlike most brain tumors, spread through cerebrospinal fluid, or CSF, and frequently metastasize to different locations in the brain and spinal cord. Treatments include resection, radiation and chemotherapy. Approximately 350 patients are diagnosed with medulloblastoma per annum, and 3,800 people are living with the disease in the United States. The cumulative survival rate is 60%, 52% and 47% at five years, 10 years and 20 years, respectively.

The University of Texas is undertaking a Phase I exploratory study in medulloblastoma using direct administration of MTX110 into the fourth ventricle of the brain, enabling it to circulate through the CSF.

•	Glioblastoma Multiforme. Glioblastoma multiforme, or GBM, is one of the most aggressive forms of cancer and glioblastomas usually occur in the white matter of the cerebrum, although metastasis through the CSF to the spinal cord is rare. Treatments include radiation, surgical resection and chemotherapy although, in almost all cases, tumors recur. There are approximately two to three new cases of GBM per 100,000 people per annum, with median survival of approximately 12 months.

We are currently in the process of planning a Phase I exploratory study to assess the utility of MTX110 in GBM.

For additional information regarding MTX100, see “—Recent Developments—MTX110 Updates.”

Secura Bio. On June 8, 2020, we received a letter sent on behalf of Secura Bio, dated June 1, 2020, purporting to terminate the Secura License Agreement. Pursuant to the Secura License Agreement, Midatech Limited was granted a non-exclusive worldwide, sublicenseable license to certain patents of panobinostat, the active pharmaceutical ingredient of our development product MTX110. Midatech Limited’s rights are limited to the treatment of brain cancer in humans, administered by convection-enhanced delivery. We plan to continue to pursue development of MTX110 and the strategic review process previously disclosed. For more information, see “—Recent Developments—Secura License Agreement.”

MidaCore: Targeted Delivery Platform

Technology. MidaCore is a leading innovation in ‘ultra-small’ nanomedicine and is designed for targeted delivery to enable improved delivery of therapeutics to tumor cells and the immune system. In oncology treatments MidaCore provides a nano complex (less than 5nm in size, or approximately 80,000 times smaller than the width of a hair) that carries conventional small molecule chemo-therapeutic payloads and delivers these to the tumor site in high concentrations. In immunotherapy, treatments, MidaCore acts as a nanocarrier complex for synthetic immuno-peptides that stimulate the immune system to seek out and destroy cancer cells via immune mediated vaccine processes. These small complexes can enter immune processing cells to induce T-cell mediated immune responses specifically against tumor cells, viral infected host cells or autoimmune disease.

The MidaCore technology platform is based upon ‘ultra-small’ nanoparticle drug conjugates, which at 2-4nm in size are among the smallest particles in biomedical use. They are composed of a core of gold atoms decorated with a permutation of therapeutic and/or targeting molecules. The small size and multi-functional arrangement around the gold core underpin the ability to improve biodistribution, and target tumor and/or immune sites providing a new generation of oncology drugs.

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

MTX114. Using MidaCore technology, we have developed a re-engineered version of methotrexate, an immuno-suppressant for topical application in psoriasis. If successful, MTX114 would be a first topical formulation of methotrexate, thus avoiding the need for potentially toxic systemic administration. Pre-clinical data suggest MTX114 may reduce inflammation in a psoriatic skin model. There are estimated to be over 100 million people who suffer from psoriasis worldwide.

Certain other indications using GNP technology have been licensed to Emergex Vaccines.

Commercial Agreements, Strategic Partnerships and Collaborations

We are currently collaborating with a number of biopharmaceutical companies, research institutes and universities on several of our development programs involving our core technologies.

Q-Sphera Collaborations. On June 8, 2020, we announced that we had entered into a research and development collaboration with Dr. Reddy’s Laboratories Ltd., or Dr. Reddy’s, to deploy our in-house expertise and proprietary drug delivery platforms towards comprehensive improvement of bio-delivery and bio-distribution of certain medicines nominated by Dr. Reddy’s. After some initial work, the collaboration was mutually terminated in January 2021 for reasons of technical feasibility.

On July 21, 2020, we announced a collaboration with the European affiliate of a global pharmaceutical company to deploy our in-house expertise and proprietary drug delivery platforms towards product candidates nominated by the collaborating company. This collaboration has, at the option of our partner, been subsequently expanded to three products.

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

On June 8, 2020, we received a letter sent on behalf of Secura Bio purporting to terminate the Secura License Agreement. We plan to continue to pursue development of MTX110. For more information, see “—Recent Developments—Secura License Agreement.”

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

As of the December 31, 2020, Midatech had accomplished all of the above milestones other than milestone related to the sale of products, and may therefore request that the relevant patents are assigned to it.

Midatech Limited is under an obligation to pay the following royalties to CSIC in prescribed circumstances following the commercialization of the relevant intellectual property:

Cumulative Sales Amount	Royalty
Net Sales to €1 million	6%
Net Sales between €1 million and €9,999,999	5%
Net Sales between €10 million and €99,999,999	4%
Net Sales €100 million and above	3%

As of December 31, 2020, no royalties have been due or payable to CSIC.

Either party may terminate the agreement upon the insolvency of the other party or a material breach that is not remedied within 30 days’ notice.

Sales and Marketing.

We do not currently have any internal sales and marketing organization or distribution capabilities.

Research and Development

We have a polymer micro-sphere laboratory in Cardiff, Wales used for development purposes only of our sustained release technology. We also have pilot scale manufacturing facilities for Q-Sphera and MidaCore products in Cardiff, Wales.

As of December 31, 2020, the research and development staff comprised approximately five Ph.D. scientists, six MSc scientists and four BSc scientists.

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

We have developed a strong intellectual property base globally, comprising patents, know-how, and trade secrets. Currently, we have 108 granted patents, 57 applications in process, in each case covering all major world markets, and 35 separate patent families covering all major regions. We continue to strengthen our patent portfolio by strategically submitting new patents and divisional patent applications based on our active research and development activities. Central to our business are our three intellectual property technologies that are designed to enable the targeted delivery, i.e. right place, and controlled sustained release, i.e. right time, of existing therapeutic drugs. These technologies have broad applications in multiple therapeutic areas and offer the potential to create multiple revenue opportunities.

Patent rights have been granted in all the major world markets, including Europe, the United States and Japan, or the Key Markets. They confer a broad position of exclusivity for metal-core glycated-nanoparticles, including our GNPs. Our granted patents in our patent family 1 (expiring 2021) provide the foundation to the portfolio with product, process and use claims that encompass the GNPs used in all of our major programs and technology platforms, including oncology, nanoparticle technology and sustained release technology. The granted patents and pending patent applications in our patent families are owned solely by us, co-owned with other parties or in-licensed to us. These include:

•	Sustained release technology. 12 patent families which protect devices, methods and formulations for sustained release drug delivery.

•	Oncology including Nano-inclusion technology. Nine patent families, which have predicted expiration dates ranging from 2025 to 2040. These patent rights include 15 granted patents and 24 pending applications in Key Markets relating to products and methods for treating and imaging cancers. In addition to the radiative and immune-based therapies contemplated by many of these patent families, our pipeline of GNP-drug conjugates for oncology benefits from protection by the foundation GNP patents of patent family 1.

•	Nanoparticle technology. 14 patent families, with expiration dates ranging from 2021 to 2040. These patent families include 59 granted patents and nine pending patent applications in Key Markets protecting products in our pipeline.

We also have in our portfolio several vaccine and infectious disease related patent families. These relate to GNPs for immune-based therapy and antibiotic-GNP conjugates. We acquired through the Q Chip transaction patent applications directed to the apparatus and methods of “Q-Sphera” technology, which employs a piezoelectric droplet generator to form polymeric microparticles that encapsulate a drug for sustained release. The combination of our GNP technology with Midatech Wales’ sustained release technology has provided possibilities for new formulations of GNP-drug conjugates. Our GNPs, when encapsulated in Midatech Wales’ microparticles, enjoy patent protection conferred by the existing granted patents.

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

In April 2014, a new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation), or Clinical Trials Regulation, was adopted which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new European Union clinical trials legislation was passed as a “regulation” that is directly applicable in all European Union member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation becomes applicable. Although the new Clinical Trials Regulation entered into force on June 16, 2014 the timing of its application depends on the development of a fully functional Clinical Trial Information System (CTIS), which will be confirmed by an independent audit. It is currently envisaged for the CTIS to go live in December 2021, but given the delays experienced in the past, there is some uncertainty to this date. The new Clinical Trial Regulation becomes applicable six months after the European Commission publishes a notice of this confirmation. Despite not yet being in force, the Clinical Trial Regulation is being treated as the template with respect to the emphasis it places on the need for transparency, accuracy and fairness in reporting clinical data.

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

The European Union medicines rules expressly permit the European Union Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain European Union Member States may prohibit or restrict us from commercializing our products, even if they have been granted a European Union marketing authorization.

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

Orphan Drug Designation and Exclusivity

The European Commission, following an evaluation by the EMA’s Committee for Orphan Medicinal Products, has designed MTX110 as an orphan medicinal product. Pursuant to Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000, the European Commission can grant orphan medicinal product designation to products for which the sponsor can establish that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the European Union, or a life threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that sales of the drug in the European Union would generate a sufficient return to justify the necessary investment. In addition, the sponsor must establish that there is no other satisfactory method approved in the European Union of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients.

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

United Kingdom Regulation

From January 1, 2021, European Union law no longer directly applies in the United Kingdom. The United Kingdom has adopted existing European Union medicines regulation as standalone United Kingdom legislation with some amendments to reflect procedural and other requirements with respect to marketing authorizations and other regulatory provisions.

In order to market medicines in the United Kingdom, manufacturers must hold a United Kingdom authorization. On January 1, 2021, all European Union marketing authorizations were converted to United Kingdom marketing authorizations subject to a manufacturer opt-out. For a transitional period, Great Britain will adopt decisions taken by the European Commission on the approval of new marketing authorizations in the community marketing authorization procedure. Such applications must include all information provided to the EMA during the relevant licensing procedure including the final CHMP opinion. The MHRA’s guidance states that the United Kingdom will have the power to take into account marketing authorizations made under the European Union decentralized and mutual recognition procedures. In addition, the MHRA’s guidance has been updated to refer to new national licensing procedures including new routes of evaluation for novel and biotechnological products.

United Kingdom medicines legislation is subject to future regulatory change under the Medicines and Medical Devices Act 2021. This act sets out a new framework for the adoption of medicines regulation.

Different rules will apply in Northern Ireland following implementation of the Northern Ireland Protocol. In Northern Ireland, European Union central marketing applications will continue to apply.

The Trade and Cooperation Agreement contains an Annex in relation to medicinal products with the objective of facilitating availability of medicines, promotion of public health and consumer protection in respect of medicinal products between the United Kingdom and the European Union. The Annex provides for mutual recognition of Good Manufacturing Practice (GMP) inspections and certificates, meaning that manufacturing facilities do not need to undergo duplicate inspections for the two markets. The Annex establishes a Working Group on Medicinal Products to deal with matters under the Trade and Cooperation Agreement, facilitate co-operation and for the carrying out of technical discussions. It is expected that further bilateral discussions will continue with respect to regulatory areas not the subject of the Trade and Cooperation Agreement, including pharmacovigilance. The Trade and Cooperation Agreement also does not include reciprocal arrangements for the recognition of batch testing certification. However, the United Kingdom has listed approved countries, including the EEA which will enable United Kingdom importers and wholesales to recognize certain certification and regulatory standards. The European Commission has not adopted such recognition procedures.

It is expected that the establishment of a separate United Kingdom authorization system, albeit with transitional recognition procedures in the United Kingdom, will lead to additional regulatory costs. In addition, additional regulatory costs will be incurred with respect to the lack of mutual recognition of batch testing and related regulatory measures.

Healthcare Law and Regulation

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

•	the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	the federal transparency requirements under the ACA requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals as well as certain ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants, and certified nurse-midwives.; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Additionally, similar healthcare laws and regulations in the European Union, United Kingdom and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of certain protected information, such as GDPR and UK GDPR, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the European Union (including health data).

Finally, the majority of states also have statutes or regulations similar to the aforementioned federal laws, some of which are broader in scope and apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to clinicians and other healthcare providers or marketing expenditures. Some states and local jurisdictions require the registration of pharmaceutical sales representatives. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of their exceptions and safe harbors, it is possible that business activities can be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry.

Ensuring that business arrangements with third parties comply with applicable healthcare laws and regulations is costly and time consuming. If business operations are found to be in violation of any of the laws described above or any other applicable governmental regulations a pharmaceutical manufacturer may be subject to penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from governmental funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment or restructuring of operations, any of which could adversely affect a pharmaceutical manufacturer’s ability to operate its business and the results of its operations.

Coverage and Reimbursement

The future commercial success of our product candidate or any of our collaborators' ability to commercialize any approved product candidate successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for our product candidate. Government health administration authorities, private health insurers and other organizations generally decide which drugs they will pay for and establish reimbursement levels for healthcare. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government, through the Medicare or Medicaid programs, provides reimbursement for such treatments. In the United States, the United Kingdom, the European Union, and other potentially significant markets for our product candidate, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the United Kingdom and European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.

Third-party payors are increasingly imposing additional requirements and restrictions on coverage and limiting reimbursement levels for medical products. For example, federal and state governments reimburse covered prescription drugs at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of healthcare services and products. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidate may not be considered medically necessary or cost-effective. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for our products and product candidate or exclusion of our product candidate from coverage. The cost containment measures that healthcare payors and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any approved product candidates. We cannot provide any assurances that we will be able to obtain and maintain third-party coverage or adequate reimbursement for our product candidate in whole or in part.

Healthcare Reform

The United States and some foreign jurisdictions are considering enacting or have enacted a number of additional legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our product candidates profitably, if approved. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts, which include major legislative initiatives to reduce the cost of care through changes in the healthcare system, including limits on the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

There have been several U.S. government initiatives over the past few years to fund and incentivize certain comparative effectiveness research, including creation of the Patient-Centered Outcomes Research Institute under the ACA. It is also possible that comparative effectiveness research demonstrating benefits in a competitor's product could adversely affect the sales of our product candidate. If third-party payors do not consider our product candidates to be cost-effective compared to other available therapies, they may not cover our product candidate, once approved, as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our product on a profitable basis.

The ACA became law in March 2010 and substantially changed the way healthcare is financed by both governmental and private insurers. Among other measures that may have an impact on our business, the ACA established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; a new Medicare Part D coverage gap discount program; and a new formula that increases the rebates a manufacturer must pay under the Medicaid Drug Rebate Program. Additionally, the ACA extended manufacturers’ Medicaid rebate liability, expanded eligibility criteria for Medicaid programs, and expanded entities eligible for discounts under the Public Health Service pharmaceutical pricing program. There have been judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA, and we expect such challenges and amendments to continue. Since January 2017, President Trump has signed Executive Orders designed to delay the implementation of any certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA.

While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts Act includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the Tax Cuts Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, that court affirmed the lower court's ruling that the individual mandate portion of the ACA is unconstitutional and it remanded the case to the district court for reconsideration of the severability question and additional analysis of the provisions of the ACA. The U.S. Supreme Court is currently reviewing this case, although it is unclear when a decision will be made.

Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amended the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.”

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 included a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. The Trump administration previously released a blueprint for action, to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. On July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to drug pricing that seeks to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On November 20, 2020, the Centers for Medicare and Medicaid Services issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. While it is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives, we expect the Biden administration will overturn several of the last minute regulations and waivers approved by the Trump administration, including Medicaid work requirements. In fact, the administration on his first day issued a regulatory freeze to all federal agencies and requested agencies delay the effective date of new regulations until the new appointed agency head has reviewed those regulations.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

As a result of the ACA, Medicare payments are increasingly tied to quality of care and value measures, and reporting of related data by providers such as physicians and hospitals. So called “value based reimbursement” measures may present challenges as well as potential opportunities for biopharmaceutical manufacturers. Medicare incentives for providers meeting certain quality measures may ultimately prove beneficial for manufacturers that are able to establish that their products may help providers to meet such measures. However, manufacturers' ability to market their drug products based on quality or value is highly regulated and not always permissible. In addition, potentially decreased Medicare reimbursement to those providers that fail to adequately comply with quality reporting requirements could translate to decreased resources available to purchase products and may negatively impact marketing or utilization of our product candidate if it is approved for marketing. We cannot predict at this time what impact, if any, the longer-term shift towards value based reimbursement will have on our product candidate in either the Medicare program, or in any other third-party payor programs that may similarly tie payment to provider quality.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the Budget Control Act of 2011 was enacted, which, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which began in 2013 and, following passage of subsequent legislation, including the BBA, will continue through 2030, except for a temporary suspension from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was enacted and, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These and other healthcare reform initiatives may result in additional reductions in Medicare and other healthcare funding. For example, it is possible that additional governmental action is taken in response to the COVID-19 pandemic. There have been, and likely will continue to be, additional legislative and regulatory proposals at the foreign, federal, and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain marketing approval and may affect our overall financial condition and ability to develop product candidates.

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

Competitive Companies

Our Q-Sphera technology for biodegradable sustained-release formulation takes a microsphere-based approach that is based on printing individual microspheres. It enables next-generation formulation and engineering. We believe other companies in the sustained release space include Medincell S.A., GP Pharm, S.A., Peptron, Inc., Graybug, Inc. and Nanomi B.V.

From a technology perspective, we believe other companies using GNP technologies include CytImmune Sciences, Inc., and Nanospectra Biosciences, Inc. Some companies use larger colloidal GNPs of 10 to 15nm or bigger, whereas we typically use non-colloidal gold cores smaller than 5nm.

Manufacturing

Following the closing of our Bilbao, Spain operating facilities, we no longer have our own manufacturing facilities.

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

Property, Plant and Equipment

Our current headquarters, which houses our corporate offices, is located in Cardiff, Wales. We lease approximately 265 square meters (approximately 2,854 square feet), which also includes a sustainable release research laboratory.

We have entered into a new lease to house our corporate offices, laboratories and pilot scale manufacturing in Cardiff, Wales. The new premises comprise 754 square meters (approximately 8,118 square feet) and, subject to any delays related to COVID-19, we expect the lease to become effective within six months of April 23, 2021. The lease expires in 2026.

We believe that our new Cardiff, Wales facility will be sufficient to meet our current needs.

In connection with the termination of the MTD201 program, we closed our two leased Bilbao manufacturing facilities and provided the requisite one month notice to the landlords in respect of our leases.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto appearing at the end of this Annual Report on Form 20-F. We present our consolidated financial statements in British pounds sterling and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Information pertaining to fiscal year 2018 was included in our Annual Report on Form 20-F for the year ended December 31, 2019 beginning on page 69 under “Item 5. Operating and Financial Review and Prospects” which was filed with the SEC on June 15, 2020, as amended on June 17, 2020.

Recent Developments

For information regarding our recent developments, please see “Item 4. Information on the Group—B. Business Overview—Recent Developments,” which is incorporated herein by reference.

A.	Operating Results.

This section begins with an overview of the principal factors and trends affecting our results of operations. The overview is followed by a discussion of the components of our income statement and our critical accounting policies and estimates that we believe are important to understanding the assumptions and judgments reflected in our reported financial results. We then present an analysis of our results of operations for the last two fiscal years. Following the sale of Midatech US, we contain one reportable segment, referred to as Pipeline Research and Development.

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

During the periods set forth in our financial statements, incorporated herein by reference, and in particular during 2019 and 2020, there has been considerable volatility in the British pound sterling against the Euro and the United States dollar. During 2019 and 2020, volatility in the British pound sterling was significant as currency markets fluctuated over the prospect of the United Kingdom and European Union reaching a deal over Brexit. At this time, we do not consider the exposure sufficient to utilize derivatives to manage the forward exchange risk. Certain other costs are denominated in other currencies; however, these are not considered material.

 Disposal Transactions

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

Components of Consolidated Statement of Comprehensive Income Items

Revenue

Our income streams comprise revenue derived from licensing agreements, supply of goods and services, milestone income from research and development contracts and grant revenue. Revenue is recognised in-line with that set out in Note 1 to our consolidated financial statements for the year ended December 31, 2020.

Operating Expenses

We classify our operating expenses into three categories: (i) research and development, (ii) administrative costs and (iii) distribution costs, sales and marketing. These categories correspond to different functional areas within the Company.

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

Impairment of Intangible Assets. As of December 31, 2020, in connection with our decision to terminate further in-house development of MTD201, our Q-Sphera formulation of octreotide, we recognized an impairment loss for in-process research and development of £9.3 million. In addition, because no other Q-Sphera products were advanced beyond the formulation stage as of December 31, 2020, we recognized an impairment of goodwill arising from our acquisition of Q Chip Limited in December 2014 of £2.3 million. Further, in connection with the purported termination of our license to panobinostat, the active ingredient for our MTX110 product, by Secura Bio, Inc. in June 2020, we recognized an impairment of an intangible asset of £0.8 million as of December 31, 2020.

There was no impairment charge in 2019.

Finance Income

Finance income includes all interest receivable on cash deposits. In 2020, finance income comprised bank interest received.

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

Finance Expense

Finance expenses include all interest payable on borrowings and loan instruments. In 2020 and 2019, finance expenses were comprised primarily of interest payable on lease liabilities and other loans.

In 2020, finance expenses also included a loss on equity settled derivative financial liability. We issued warrants in 2020 and 2019 in connection with our registered direct offerings. In 2015, we assumed fully vested warrants and share options on the acquisition of DARA. The number of Ordinary Shares to be issued when the warrants and options are exercised is fixed, however the exercise prices are denominated in United States dollars, which is different from the functional currency of the Company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities in the consolidated statement of financial position with any gains or losses being recognized through finance income or finance expense in the consolidated statement of comprehensive income.

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

Revenue

There are significant management judgments and estimates involved in the recognition of revenue from the supply of services. Revenue on services is recognized over the contract term, proportionate to the progress in overall satisfaction of the performance obligations (the services performed by the Group), measured by cost incurred to date out of total estimate of costs.

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

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital. The carrying value of our goodwill was £0 and £2.3 million as of December 31, 2020 and 2019, respectively, and intangible assets not yet ready for use was £0 and £10.1 million as of December 31, 2020 and 2019, respectively.

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit.

As a result of our strategic review, an impairment charge of £2.3m has been recognized against goodwill in the year ended December 31, 2020 (2019:£Nil; 2018:£Nil) and an impairment charge against the IPRD of the Midatech Wales cash generating unit of £9.3m (2019:£Nil; 2018: £Nil). As a result of the purported termination of our license to panobinostat by Secura Bio in June 2020, there is an impairment charge of £0.8m against the acquired IPRD in relation to MTX110.

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

The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 27 to our consolidated financial statements for the year ended December 31, 2020 and are estimated as follows:

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

Financial Liabilities

Fair Value Through Profit and Loss (FVTPL). We have outstanding warrants in the Ordinary Share capital of the company. The number of Ordinary Shares to be issued when exercised is fixed, however the exercise price is denominated in U.S. dollars, being different to the our functional currency. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account.

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in Note 22 to our consolidated financial statements.

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

In 2020 and 2019, there were £63.2 million and £49.6 million of gross unutilized tax losses carried forward, respectively. No deferred tax asset has been provided in respect of losses, as there was insufficient evidence to support their recoverability in future periods.

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

During 2020, following the closure of Midatech Spain and the termination of a property lease we occupied, a profit on disposal has been recognised in the accounts of £109,000. During 2019, we considered the appropriate life of a new property lease entered into in Spain. The lease was for an initial period of five years, however the lease allowed us to break the lease at any-time with one-month notice, provided we returned the property to its original condition. At December 31, 2019, we assessed we were reasonably certain the expected life of the lease would be five years.

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

As of December 31, 2019, we reconsidered the recoverability of the deposit sum paid under the indemnity, and although the waiver process was still on-going, we concluded, based on third party advice, that the probability of successfully achieving the waiver had diminished and therefore have taken the decision to expense the cost of the indemnity claim in 2019. In 2020, we were notified by the FDA that our appeal had been denied.

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

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our portfolio. For the year ended December 31, 2020, the Company incurred a consolidated loss from operations of £22.2 million and negative cash flows from operations of £9.3 million. As of December 31, 2020, we had an accumulated deficit of £122.4 million.

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

As of December 31, 2020, we had cash and cash equivalents of £7.5 million. We believe we currently have enough cash to fund our planned operations into the fourth quarter of 2021.

We have prepared cash flow forecasts and considered the cash flow requirement for our next three years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned.  This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2020 with respect to this uncertainty.

In addition, the global spread of pandemic novel coronavirus, COVID-19, places increased uncertainty over our forecasts. The restrictions placed and being placed on the movement of people have caused, and may in the future cause, delays to some of our plans. We have established a COVID-19 task force internally to monitor the impact of COVID-19 on our business and prioritize activities to minimize its effect. It is not currently possible to quantify the impact of COVID-19 and resultant delays on the Company until it becomes clear that the global crisis has abated and a normalization of the business environment can be foreseen with confidence

In addition to utilizing the existing cash reserves, as part of our strategic review, we and our advisors are evaluating a number of near-term funding options potentially available to us, including fundraising, the partnering of assets or technologies or the sale of the Company. After considering the uncertainties, we considered it appropriate to continue to adopt the going concern basis in preparing the financial information.

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

During 2020, we terminated two leases on our Spanish properties as a result of our strategic review. As of December 31, 2020 we recorded a lease liability of £76,000 reflecting a 3% discount rate on the lease commitment. We recognized a corresponding right-of-use asset of £76,000 in respect of our one remaining lease, based on the present value of future payments under the lease.

The balance of the lease liability of £152,000 relates to a sublease agreement entered into by the Company to mitigate the impact of an otherwise onerous lease on the closure of our Abingdon, United Kingdom headquarters. This has been recognized as a lease receivable as we have determined that the sublease meets the definition of a finance lease under the transitional provisions of IFRS16 and therefore, no right-of-use asset is recognized. This lease expired in 2020.

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

In addition to the above standards previously adopted, we adopted the following standards, amendments and interpretations for the year ended December 31, 2020:

•	IFRS 3, Business Combinations (Amendment – Definition of Business);

•	Interest Rate Benchmark Reform – IBOR “Phase 2” (amendments to IFRS 9, IAS 39 and IFRS 7); and

•	COVID-19 Related Rent Concessions (Amendments to IFRS 16).

The adoption of these new standards has not had a material impact on our financial statements during the year ended December 31, 2020.

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that we have decided not to adopt early. The following amendments are effective for the period beginning January 1, 2022:

•	Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37);

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16;

•	Annual Improvements to IFRS Standards 2018-2020 (Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41; and

•	References to Conceptual Framework (Amendments to IFRS 3).

We do not expect any other standards issued by the IASB, but not yet effective, to have a material impact on us.

In January 2020, the IASB issued amendments to IAS 1, which clarifies the criteria used to determine whether liabilities are classified as current or non-current. These amendments clarify that current or non-current classification is based on whether an entity has a right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. The amendments also clarify that ‘settlement’ includes the transfer of cash, goods, services, or equity instruments unless the obligation to transfer equity instruments arises from a conversion feature classified as an equity instrument separately from the liability component of a compound financial instrument. The amendments were originally effective for annual reporting periods beginning on or after January 1, 2022, however this was deferred to annual reporting periods beginning on or after January 1, 2023.

We are currently assessing the impact of this new accounting standard and amendment.

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table summarizes our consolidated results of operations for the years ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019*
	(£ in thousands)

Revenue	180	312
Grant revenue	163	362
Total revenue	343	674
Other income	12	15
Research and development costs	(6,068)	(7,843)
Distribution costs, sales and marketing	(6)	(323)
Administrative costs	(4,952)	(3,841)
Impairment of intangible assets	(12,369)	--
Loss from operations	(23,040)	(11,318)
Finance income	1	492
Finance expense	(431)	(97)
Loss before taxation	(23,470)	(10,923)
Taxation	1,281	1,785
Loss from continuing operations	(22,189)	(9,138)
Loss from discontinued operations	--	(947)
Loss for the year attributable to the owners of the parent	(22,189)	(10,085)

        _________________________

* During 2018, we made the decision to sell our commercial business based in the United States, Midatech US. The sale was completed on November 1, 2018, to Barings LLC, an affiliate of the MassMutual Financial Group, for total consideration of up to $19 million. During 2019, an indemnification claim was made by Midatech US against us, which was accounted for as a loss from discontinued operations in 2019.

Revenue. For the year ended December 31, 2020, we generated consolidated Revenues from continuing operations of £0.18 million, compared to £0.31 million in 2019, comprising formulation services for customers in each year.

Research and Development Costs. We incurred research and development costs of £6.07 million in 2020, compared to £7.84 million in 2019, a decrease of 23%, primarily due to lower aggregate clinical development costs of £3.38 million, including reduced expenditure on MTD201 of £2.33 million. Lower clinical development expenses were offset by £0.89 million of redundancy costs and £0.85 million of accelerated depreciation in connection with the closure of our operations in Bilbao, Spain.

Distribution costs, sales and marketing. For the year ended December 31, 2020, these costs were £6,000, as opposed to £0.32 million for the same period in 2019, due to a reduction in market and payor research expenses associated with out pipeline R&D products.

Administrative costs. For the year ended December 31, 2020, our administrative costs were £4.95 million, as opposed to £3.84 million in 2019, an increase of 29% and included increases in professional fees and insurance of £0.48 million and £0.36 million, respectively, offset by a reduction in personnel costs of £0.40 million. In addition, administrative costs in 2020 included £0.72 million in connection with the closure of our operations in Bilbao, Spain, of which £0.55 million related to interest on repaid Spanish soft loans and £0.17 million related to the settlement of a lawsuit.

Impairment of Intangible Assets. In connection with our decision to terminate further in-house development of MTD201, we recognized an impairment loss for in-process research and development of £9.30m. In addition, because no other Q-Sphera products were advanced beyond the formulation stage as of December 31, 2020, we recognized an impairment of goodwill arising from our acquisition of Q Chip Limited in December 2014 of £2.30 million. In connection with the purported termination of our license to panobinostat by Secura Bio in June 2020, we recognized an impairment of an intangible asset of £0.78 million as of December 31, 2020.

Finance Income. Finance income generally represents interest earned on cash balances. However, in 2019, finance income of £0.49 million was credited to the income statement and included a gain in respect of an equity settled financial liability of £0.48 million.

Finance Expense. Finance expenses of £0.43 million were charged in 2020, as compared to £0.10 million in 2019, an increase of £0.33 million. The increase is due primarily to a loss in respect of an equity settled financial liability of £0.40 million.

Loss from discontinued operations. This comprises the aggregate income statement loss from the Midatech US business. The loss in the year ended December 31, 2019 was £0.95 million. The 2019 loss relates to a claim made under the indemnification provisions pursuant to the Purchase Agreement for Midatech US, which we paid a deposit on in April 2019, pending the final determination of the PDUFA waiver by the FDA.

B.	Liquidity and Capital Resources.

Overview

We have incurred significant net losses and have had negative cash flows from operations during each period from inception through December 31, 2020, and had an accumulated deficit of £122.4 million as of December 31, 2020. We have yet to generate a profit and, excluding share issues, cash flows have been consistently negative from the date of incorporation. Management expects operating losses and negative cash flows to continue for the foreseeable future. We believe our existing balances of cash and cash equivalents will be insufficient to satisfy our working capital needs and other liquidity requirements associated with our existing operations over the next 12 months. Additional funding will have to be obtained, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of our product candidates and formulations, as well as consider other strategic alternatives.

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

As of December 31, 2020, we had cash and cash equivalents of £7.5 million. Historically, we have financed our operations primarily from the net proceeds of public and private share placings. In December 2014, we received net proceeds of £30.6 million from the issuance and sale of 599,250 of our Ordinary Shares in our initial public offering and associated listing on AIM. In October 2016, we received net proceeds of £15.6 million from the issuance and sale of 757,852 of our Ordinary Shares in a placing and open offer outside of the United States. In September 2017, we received net proceeds of £5.7 million from the issuance and sale of 615,733 Ordinary Shares in a placing outside of the United States. In February 2019, we received net proceeds of £12.3 million from the issuance and sale of 17,410,773 Ordinary Shares in a subscription, placing and open offer outside of the United States. In October 2019, we received net proceeds of £1.8 million from the issuance and sale of 600,000 Depositary Shares (representing 3,000,000 Ordinary Shares) and warrants to purchase 600,000 Depositary Shares (representing 3,000,000 Ordinary Shares) in registered direct offering and concurrent private placement in the United States.

In May 2020, we received net proceeds of $2.6 million from the issuance and sale of 1,818,182 Depositary Shares (representing 9,090,910 Ordinary Shares) and warrants to purchase 600,000 Depositary Shares (representing 9,090,910 Ordinary Shares) in a registered direct offering and concurrent private placement in the United States. In addition, in May 2020, we received net proceeds of £1.6 million from the issuance and sale of 6,666,666 Units in the May Placing. In July 2020, we received net proceeds of £5.3 million from the issuance and sale of 21,296,295 Ordinary Shares in a placing to investors in the United Kingdom. Further, in August 2020 and February 2021, we received net proceeds of $1.0 million and $0.1 million, respectively, upon the exercise of warrants issued in the May 2020 private placement.

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

On September 11, 2019, we were awarded a €6.6 million loan from the Spanish Ministry of Industry, Commerce and Tourism, under its Re-industrialisation Programme, or the REINDUS Loan. The REINDUS Loan was intended to partially fund activities to scale-up the manufacturing capability of our MTD201 program, however, in connection with our decision to terminate the MTD201 program and shut down of our Bilbao, Spain manufacturing facilities, we repaid this loan and the corresponding cash bond was released.

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

Cash Flows

The following table presents a summary of the primary sources and uses of cash for the years ended December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019
	(£ in thousands)
Cash used in operating activities	(9,301)	(6,489)
Cash provided by (used in) investing activities	2,574	(3,807)
Cash provided by financing activities	3,084	18,733
Net (decrease) increase in cash and equivalents	(3,643)	8,437

The following table presents a summary of our cash flows from discontinued operating activities arising from the discontinued Midatech US business:

	Year ended December 31,
	2020	2019
	(£ in thousands)
Cash used in operating activities	--	--
Cash provided by (used in) investing activities	--	(947)
Cash provided by financing activities	--	--
Net (decrease) increase in cash and equivalents	--	(947)

Operating Activities

The following table presents a summary of the cash used in operations as of the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
	(£’s in thousands)
Cash flows from operating activities before changes in working capital	(9,697)	(10,207)
Changes in working capital	(1,558)	1,798
Cash used in operations	(11,255)	(8,409)

Cash flows from Operating Activities before Changes in Working Capital. Net cash outflow from operating activities before changes in working capital was £9.70 million in the year ended December 31, 2020, as opposed to £10.21 million during the same period in 2019. This decreased cash outflow of £0.51 million, or 5%, driven by increased losses attributable to the owners of the Company of £12.10 million and increases in depreciation and amortization, share based payments and losses on disposals of fixed assets of £0.07 million, £0.37 million and £0.23 million, respectively offset by impairment of intangible assets of £12.37 million, an increase in net finance expense of £0.83 million, a lower tax charge of £0.50 million and an increase in foreign exchange gains of £0.53 million. Included in 2019 was a £0.95 million loss in respect of discontinued operations.

Cash Used in Operations. Working capital increased in cash flow terms by £1.56 million for the year ended December 31, 2020, compared to a decrease of £1.80 million for 2019.  The increase in 2020 primarily comprised a decrease in trade and other payables of £2.00 million offset by an increase in trade and other receivables of £0.49 million.

Taxes Paid.  Research and development tax credits of £1.95 million were received in 2020, as opposed to £1.92 million in 2019. This related to claims submitted in the prior financial year.

Investing Activities

Purchase of property, plant and equipment of £0.20 million occurred in the year ended December 31, 2020, compared to £0.31 million for the same period in 2019. In 2020, capital expenditure was largely related to the purchase of laboratory equipment for our laboratories and pilot scale manufacturing facilities in Cardiff, Wales. The £2.55 million cash-backed guarantee for a Spanish government loan that was put in place in 2019 was repaid in the amount of £2.64 million in 2020.

Financing Activities

 Government loans, grants and subsidies. In connection with the closure of our Bilbao, Spain operations, in 2020, we repaid Spanish government loans and grants of £6.18 million and £0.22 million respectively. In 2019, we received combined proceeds from government loans and a subsidy of £5.58 million.

Amounts paid on lease liabilities. In 2020 we paid £0.26 million in respect of lease liabilities compared with £0.45 million in 2019. We surrendered both our property leases in Bilbao, Spain during 2020.

Shares Issues Including Warrants, Net of Costs. We raised £9.74 million in net proceeds for the year ended December 31, 2020 in cash, in a registered direct offering and private placement in May 2020, a private placement in July 2020 and from the exercise of warrants.

On May 20, 2020, we completed the closing of the Registered Direct Offering with certain Investors for the sale of 1,818,182 Depositary Shares (representing 9,090,910 Ordinary Shares) at a price per Depositary Share of $1.65, for aggregate gross proceeds of $3.0 million. In a concurrent private placement, we sold to the Investors Private Placement Warrants to purchase a total of 1,818,182 Depositary Shares (representing 9,090,910 Ordinary Shares) at an exercise price of $2.05 per Depositary Share. The Private Placement Warrants, which were immediately exercisable, will expire five and one-half years from the issuance date. The closing of the private placement occurred on May 20, 2020. As of December 31, 2020, Private Placement Warrants to purchase 500,000 Depositary Shares had been exercised for an aggregate exercise price of approximately $1.0 million. Wainwright served as the sole placement agent for the transaction. In connection therewith, we also issued to certain designees of Wainwright the Wainwright Warrants for the purchase of a total of 90,909 Depositary Shares (representing 454,546 Ordinary Shares) at an exercise price of $2.0625 per Depositary Share pursuant to the terms of our engagement letter agreement with Wainwright. The Wainwright Warrants became exercisable on May 18, 2020 and expire May 18, 2025.

Concurrently with the Registered Direct Offering, on May 22, 2020, we, through TPI completed a placing with certain investors in the United Kingdom of 6,666,666 Units, with each Unit comprising one new Ordinary Share and one UK Warrant, at an issue price of £0.27 per Unit. The exercise price of the UK Warrants is £0.34 per share, for aggregate gross proceed of £1.8 million. The UK Warrants expire five years and six months from the issuance date. In connection with TPI acting as the placement agent for the May Placing, we issued to TPI UK Warrants to purchase an aggregate of 333,333 Ordinary Shares, or 5.0% of the aggregate UK Warrants issued in the May Placing.

In July 2020, we, through TPI, completed a placing with certain investors in the United Kingdom of 18,518,518 Placing Shares. A further 2,777,777 Broker Option Shares were placed by TPI pursuant to a broker option. Each of the Placing Shares and the Broker Option Shares were sold at an issue price of £0.27 per share.

For the years ended December 31, 2020 and 2019, we issued 25,000 Ordinary Shares in each year to be purchased by the Midatech Pharma Share Incentive Plan, an employee share incentive trust.

Cash and Cash Equivalents

Cash decreased for the year ended December 31, 2020 by £3.64 million, before the impact of foreign exchange movements, compared to an increase of £8.44 million in the corresponding period in 2019. This decrease was due to continuing trading losses offset by the net proceeds from share issuances and warrant exercises during the year of £9.74 million. As of December 31, 2020, we had cash and cash equivalents of £7.55 million compared to £10.93 million as at December 31, 2019.

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

We have elected to voluntarily comply with the amendments to Item 5.E of Form 20-F, effective February 10, 2021, contained in SEC Release No. 33-10890.

F.	Tabular Disclosure of Contractual Obligations.

We have elected to voluntarily comply with the amendments to Item 5.F of Form 20-F, effective February 10, 2021, contained in SEC Release No. 33-10890.

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

Name	Age at 12/31/2020	Position/Title
Directors:
Stephen Stamp (1) (2)	59	Chief Executive Officer and Chief Financial Officer, Director
Rolf Stahel (1) (2) (3) (4)	76	Non-Executive Chairman of the Board of Directors
Simon Turton, Ph.D. (1) (2) (3) (4)	53	Senior Independent Non-Executive Director
Sijmen de Vries, M.D. (1) (2) (3) (4)	61	Non-Executive Director
Senior Management (5):
Steve Damment, Ph.D.	63	Executive Vice President, Research & Development

__________________________

(1)	Nominations Committee member
(2)	Disclosure Committee member
(3)	Remuneration Committee member
(4)	Audit Committee member
(5)	Other than directors who are also members of senior management.

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

Rolf Stahel has served as our non-executive Chairman of the Board and director (including his service to our predecessor entity) since March 1, 2014. Since December 2016, Mr. Stahel served as the non-executive Chairman and a director of Ampha Limited. Between 2009 and 2016, Mr. Stahel served as the Non-Executive Chairman and a director of Connexios Sciences Pvt. Ltd., and between April 2014 and March 2017 he served as Non-Executive Chairman and a director of Ergomed plc (LON: ERGO). Mr. Stahel is also the sole shareholder and founder of Chesyl Pharma Ltd. From March 1994 to March 2003, Mr. Stahel served as the Chief Executive Officer and a director of Shire plc (subsequently acquired by Takeda Pharmaceuticals Company Limited). Prior to that time, Mr. Stahel worked in various positions with Wellcome plc, the predecessor to GlaxoSmithKline plc (NYSE: GSK), for 27 years. Mr. Stahel has previously served as the Non-Executive Chairman of EUSA, Cosmos Pharmaceuticals SpA (SIX: COPN), PowderMed Ltd. and Newron Pharmaceuticals SpA (SWX: NWRN).

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

Sijmen de Vries, M.D. has served as a non-executive member of our Board of Directors since October 2004 (including his service to our predecessor entity). Since November 2008, Dr. de Vries has served as of the Chief Executive Officer of Pharming Group NV (Euronext: PHARM). Prior to that, Dr. de Vries served as Chief Executive Officer of 4-Antibody and Morphochem AG. Prior to this he worked at Novartis Pharma, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals Plc, where he held senior business and commercial positions. Dr. de Vries holds an M.D. degree from the University of Amsterdam and a Masters of Business Administration in General Management from Ashridge Management College (United Kingdom).

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

The following table summarizes the compensation paid to our non-employee directors during 2020.

Name	Fees Earned or Paid in Cash (£)(1)	All Other Compensation (£)(2)	Total £
Sijmen de Vries	30,400	-	30,400
Frédéric Duchesne (3)	7,600	-	7,600
Dr. Huaizheng Peng (4)	7,600	-	7,600
Rolf Stahel	40,000	50,000	90,000
Simon Turton (5)	30,400	-	30,400

_____________

(1)	Includes annual fees, committee chairpersonship fees and meeting fees.
(2)	Includes fees paid to Mr. Stahel in connection with a consultancy agreement with Chesyl Pharma Limited, a company wholly owned by Mr. Stahel.
(3)	Mr. Duchesne resigned from the Board of Directors effective March 31, 2020.
(4)	Dr. Peng resigned from the Board of Directors effective March 31, 2020.
(5)	A portion of the compensation paid to each of Mr. Turton for his services on the Board of Directors are paid to a consulting firm owned by Mr. Turton; however, we do not receive any consulting services from Mr. Turton or their respective consulting firms.

The following table sets forth, as of December 31, 2020, the aggregate number of option awards held by those individuals who served as non-executive directors during 2020:

Name	Number of Options	Grant Date	Exercise Price per Share (£)	Expiration Date
Sijmen de Vries	200 (1)	4/20/2012	83.80	4/20/2022
	500 (2)	6/30/2014	1.50	6/30/2024

___________

(1)	The stock options are fully vested.
(2)	The stock options vest in the following installments: (i) 50% of the stock options vest when our share price is £106.20 a share, (ii) a further 25% of the stock options vest when our share price is £274.40 a share and (iii) the remaining 25% of the stock options vest when our share price is £377.20 a share.

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

Rolf Stahel Letter of Appointment

Pursuant to a term of appointment dated April 15, 2014, as amended on December 2, 2014, or the Stahel Appointment Agreement, Rolf Stahel was appointed non-executive Chairman of the Board of Directors, with effect from March 1, 2014. The initial term of appointment for Mr. Stahel expired on February 28, 2015 but Mr. Stahel was subsequently re-elected by the directors of Midatech with the current term expiring in April 2022 In addition, his appointment may be terminated:

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

Pursuant to the terms of the Stahel Appointment Agreement, Mr. Stahel is paid an annual fee of £40,000 (reduced from £50,000 with effect from October 1, 2017). Mr. Stahel is also paid an additional fee of £40,000 under a consultancy agreement (reduced from £50,000 with effect from October 1, 2017). Mr. Stahel is entitled to additional payments depending upon the amount of time he devotes to the Company under the consultancy agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Chesyl Pharma Limited.” In addition, in connection with the execution of the Stahel Appointment Agreement, we granted to Mr. Stahel options to acquire Ordinary Shares at a price of £1.50 per share, which he subsequently exercised. Mr. Stahel, in accepting the options, agreed to certain restrictions on any disposal and voting rights of such shares. As to 6,122 of such shares held by Mr. Stahel, Mr. Stahel is prohibited from disposing of such shares unless and until the Company reaches certain milestones set forth in the Stahel Appointment Letter. Such shares that are subject to disposal restrictions are unable to be voted upon by Mr. Stahel during the periods described above in respect of the amount of such shares which remain under restriction.

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

Compensation of Executive Officers

The following table summarizes the compensation earned by our senior management during 2020 (including for any service on any our subsidiaries), including one former executive officer.

Name	Salary (£)	Bonus (1)(£)	Option Awards (2) (£)	All Other Compensation (3)(£)	Total (£)
Stephen Stamp	175,000	--	45,000	18,169	238,169
Chief Executive Officer & Chief Financial Officer (4)
Steve Damment, Ph.D.	137,582	30,617	30,000	9,640	207,839
Executive Vice President, Research and Development
Craig Cook, MB, BCH	100,530	--	16,000	36,950	153,480
Former Chief Executive Officer (5)
All current and former senior management as a group (3 persons)	443,112	30,617	91,000	74,759	599,488

___________

(1)	Mr. Stamp, Dr. Damment and Dr. Cook have or had a bonus target of 33%, 30%, and 50% respectively, of their annual base salary, which bonus is or was payable upon attainment of objectives as determined in the subjective judgment of the Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. The Dr. Damment’s bonus achieved for fiscal 2020 was paid in March 2021. Dr. Cook was not eligible to receive a bonus due to his resignation from the Company in March 2020.
(2)	The amounts reported in this column represent the aggregate grant date fair value of option awards computed in accordance with IFRS as of the grant date. The grant date fair value of the stock option awards to Mr. Stamp and Dr. Damment was £0.202 per share. Dr. Cook forfeited his outstanding stock options upon his resignation from the Company in March 2020, however, in connection with his resignation he was awarded 100,000 stock options. The grant date fair value of the stock option award granted to Dr. Cook in connection with his resignation was £0.16 per share.
(3)	The amounts reflect the value of benefits payable for medical benefits (£1,069, £1,385 and £177 for Mr. Stamp, Dr. Damment and Dr. Cook, respectively) and pursuant to pension plans (£17,100, £8,255 and £6,773 for Mr. Stamp, Dr. Damment and Dr. Cook, respectively). In addition, in connection with his resignation from the Company in March 2020, Dr. Cook received a one-time payment of £40,000, £10,000 of which was paid for work during his transition period and £30,000 of which was paid as a severance payment.
(4)	Mr. Stamp was appointed as our Chief Executive Officer effective March 31, 2020. He also continues to serve as our Chief Financial Officer.
(5)	Dr. Cook resigned as a director and Chief Executive Officer of the Company (including all positions held with our subsidiaries) effective March 31, 2020.

The following table sets forth, as of December 31, 2020, the aggregate number of option awards held by our senior management. Dr. Cook forfeited all of his outstanding option awards upon his resignation from the Company effective March 31, 2020. In connection with his resignation, Dr. Cook was subsequently granted an award for 100,000 stock options, as further detailed herein.

Name	Number of Options	Grant Date	Exercise Price per Share (£)	Expiration Date
Stephen Stamp	30,000 (1)	9/9/2019	1.05	9/9/2029
	300,000(2)	6/17/2020	0.202	1/17/2030
Steve Damment, Ph.D.	890(2)	10/31/2016	53.60	10/31/2026
	1,000(2) 1,000(2) 20,000(2) 200,000(2)	12/19/2016 12/15/2017 4/24/2019 6/17/2020	24.20 9.20 1.46 0.202	12/19/2026 12/15/2027 4/24/2029 6/17/2030
Craig Cook, MB, BCH	100,000 (3)	4/17/2020	0.24	4/17/2030

All senior management as a group (3 persons)	652,890 (4)	(5)	(6)	(7)

_________

(1)	40% of the options were to vest upon a successful fundraise of at least $20 million during the 12 months of Mr. Stamp’s employment. These options did not vest and were subsequently cancelled. Of the remaining 60% of the options, 7,500 vested on September 9, 2020, and the remaining 22,500 options vest subsequently in 12 equal quarterly tranches, over a three-year period.
(2)	25% of the options vest 12 months after the grant date, followed by vesting of 12 equal quarterly tranches, over a subsequent three-year period.
(3)	All of Dr. Cook’s stock options are fully vested.
(4)	118,890 stock options are fully vested.
(5)	The grant dates range from October 31, 2016 to June 17, 2020.
(6)	The exercise price of the options range from £0.202 to £53.60.
(7)	The stock options expire between October 31, 2026 and June 17, 2030.

Agreements with Senior Management

Stephen Stamp. On September 9, 2019, we entered into a service agreement, or the Service Agreement, with Mr. Stamp. The Service Agreement provides for a base salary, incentive compensation benefits, and, in certain circumstances, severance benefits. The Service Agreement may be terminated, subject to certain exceptions, upon six months’ prior notice.

The Service Agreement provides for an initial base salary of £160,000. Mr. Stamp’s base salary is subject to increase each April 1 by the percentage increase, if any, in the “All Items Index of Retail Prices” published by the United Kingdom Office for National Statistics over the previous year. The base salary of Mr. Stamp is to be reviewed annually to consider any increase in salary. In connection with his promotion to Chief Executive Officer, Mr. Stamp’s base salary was increased to £180,000 with effect from April 1, 2020.

The Service Agreements also include a bonus target for Mr. Stamp of 33% of his annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of the Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. For the year ended December 31, 2020, the Remuneration Committee determined that, although 74% of the 2020 bonus objective had been achieved, the bonus award for Mr. Stamp would be deferred pending further evaluation of the Company’s performance. In addition to base salary and bonus, the Service Agreement provides for additional benefits, such as a 10% pension contribution, life insurance, medical insurance, vacation benefits and any other additional benefits as determined by the Board of Directors from time to time.

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

The Service Agreement also provides Mr. Stamp with certain payments and/or benefits upon certain terminations of employment. If he is terminated due to his inability to perform his duties due to illness or other incapacity for a continuous period of three months, or an aggregate period exceeding 100 working days in any period of 12-months, we may, notwithstanding any other provision of the Service Agreement, terminate Mr. Stamp’s employment upon six months’ written notice. During that period, Mr. Stamp will not be entitled to receive his salary or any bonus payment, but will be entitled to any benefits owed under the Service Agreement. Further, notwithstanding any notice requirements for termination set forth in the Service Agreements, we may, at any time and in our absolute discretion, terminate the Service Agreement and provide Mr. Stamp with a payment in lieu of any required notice. The payment will comprise of his base salary, but will not include any bonus or other benefits, and shall be subject to any tax or insurance deductions. Notwithstanding the foregoing, we may terminate the Service Agreement without notice or payment in lieu thereof if Mr. Stamp:

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

The Contract of Employment provides for an initial base salary, which is subject to adjustment and which is currently £139,917, and also includes an initial bonus target of 20% (since updated to 30%) of Dr. Damment’s annual base salary.  In addition to base salary and bonus, the Contract of Employment provides for additional benefits, such as a 6% pension contribution, medical insurance, vacation benefits and any other additional benefits as determined by the Board of Directors from time to time.

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

Settlement Agreement. In connection with Dr. Cook’ resignation as our Chief Executive Officer and a member of the Board of Directors, on April 17, 2020, we entered into a settlement agreement, or the Settlement Agreement, with him. In consideration for Dr. Cook’s resignation as Chief Executive Officer and from all other positions held with the Company or any of its subsidiaries, as well as his agreement to assist in the transition to Mr. Stamp as our Chief Executive Officer until April 30, 2020, we agreed to pay Dr. Cook a one-time payment of £40,000, £10,000 of which was paid for work during the transition period and £30,000 of which was paid as a severance payment, and unreimbursed expenses and accrued vacation time. The Settlement Agreement contains (or incorporates by reference) customary confidentiality, non-disparagement and restrictive covenants.

In addition, Dr. Cook was awarded 100,000 stock options at an exercise price of £0.24 per share. These options vested upon grant. Any additional options held lapsed upon his departure. Dr. Cook was also eligible to participate in the management incentive scheme, as discussed further herein.

Management Incentive Scheme

In connection with our implementation of a strategic review of our operations, the Board of Directors approved a management incentive plan, or the Management Incentive Scheme, that was designed to provide for a payment of a bonus, or a Retention Bonus, to members of our senior management, including Mr. Stamp, Dr. Damment and our former Chief Executive Officer, Dr. Cook, (i) upon the closing of a change of control or, (ii) if in the event one or a series of sales of our assets occurs, but such sale or sales do not constitute a change of control, then upon the determination of the Remuneration Committee, in its sole discretion.

We expect the Management Incentive Scheme will terminate in accordance with its terms on April 30, 2021, with no payments made under such scheme.

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

Remuneration Committee

The Remuneration Committee consists of three members: Sijmen de Vries (Chairman), Simon Turton and Rolf Stahel. The Board of Directors has determined that Messrs. de Vries, Turton and Stahel are independent under applicable rules of NASDAQ.

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

Disclosure Committee

The Disclosure Committee is chaired by Rolf Stahel and is currently comprised of all other members of the Board of Directors. The Disclosure Committee is considered to have a quorum with at least one executive and one non-executive director in attendance. The Disclosure Committee is responsible, within agreed terms of reference, for ensuring compliance with the AIM Rules, rules and regulations promulgated by the U.S. Securities and Exchange Commission and the rules of NASDAQ, and disclosure of information. The Disclosure Committee works closely with the Board of Directors to ensure that our nominated adviser is provided with any information it reasonably requests or requires in order for it to carry out its responsibilities under the AIM Rules and the AIM Rules for Nominated Advisers.

The Disclosure Committee meets at least four times a year and otherwise as required.

Service Contracts

Except as described herein, we do not have service contracts with any member of our Board of Directors or our senior management.

D.	Employees

The number of our employees by geographic location and function as of the end of the period for the fiscal years ended December 31, 2020, 2019 and 2018 were as follows:

	As of December 31,
	2020	2019	2018
Business functional area:
Research and development	13	52	62
General and administration	5	13	11

Total	18	65	73

	As of December 31,
	2020	2019	2018
Geography:
United Kingdom	18	24	35
Spain	--	41	38

Total	18	65	73

To our knowledge, none of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Following our strategic review, our facilities in Bilbao, Spain were closed and all employee made redundant. The redundancy process was implemented under a process under Spanish mediation process that entailed extensive consultation with a worker’s council.

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

Midatech Pharma PLC Employee Share Incentive Plan

In 2017, we set up the Midatech Pharma Share Incentive Plan, or the MPSIP. Under the MPSIP, our employees and directors can acquire Ordinary Shares in the Company via a salary sacrifice arrangement. We grant matching shares for every share bought. In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition. All shares purchased by the MPSIP are held by an Employee Benefit Trust that is not under our control. Shares must be left in the plan for five years to qualify for full income tax relief. As of December 31, 2020, we had available 4,807,407 of our Ordinary Shares for issuance under the MPSIP.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

The following table sets forth information, to our knowledge, as of April 15, 2021, regarding the beneficial ownership of Ordinary Shares, including:

•	each person that is known by us to be a beneficial owner of 3% or more of Ordinary Shares (based on information in our share register and information provided by such persons);

•	each member of our Board of Directors;

•	each member of our senior management; and

•	all members of our Board of Directors and our senior management, taken as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based upon the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 63,380,667 Ordinary Shares outstanding as of April 15, 2021. Ordinary Shares subject to options or warrants currently exercisable or exercisable within 60 days of April 15, 2021 are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Unless otherwise indicated, the address for each holder listed below is Midatech Pharma PLC, Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA, United Kingdom. All holders of Ordinary Shares, including those shareholders listed below, have the same voting rights with respect to such shares.

Name of Beneficial Owner	Amount and Nature Of Ownership	Percent of Class
Major Stockholders:
Entities affiliated with Dr. Lam Kong (1)	20,779,220	28.3%
Armistice Capital LLC (2)	3,310,000**	4.9%
Directors and Senior Management:
Steve Damment, Ph.D. (3)	9,266	*
Sijmen de Vries, M.D. (4)	47,785	*
Rolf Stahel (5)	77,709	*
Stephen Stamp (6)	63,125	*
Simon Turton, Ph.D. (7)	97,179	*
Directors and senior management as a group (5 persons) (8)	295,064	*

 __________________

*	Less than one percent of the outstanding Ordinary Shares.
**	Subject to 4.99% blocker. See Footnote (2) below.

(1)	Information in the table and this footnote is based upon information contained in a Schedule 13D filed with the SEC on April 4, 2019 by A&B (HK) Company Limited, A&B Brother Limited, China Medical System Holdings Limited, CMS Medical Venture Investment (HK) Limited, and Dr. Lam Kong. Includes (i) for A&B (HK) Company Limited, 5,194,805 Ordinary Shares held of record and 5,194,805 Ordinary Shares issuable upon the exercise of warrants, which are exercisable at April 15, 2021, and (ii) for CMS Medical Venture Investment (HK) Limited, 5,194,805 Ordinary Shares held of record and 5,194,805 Ordinary Shares issuable upon the exercise of warrants, which are exercisable at April 15, 2021. A&B (HK) Company Limited is a wholly owned subsidiary of A&B Brother Limited, which is wholly owned by Dr. Lam Kong. CMS Medical Venture Investment (HK) Limited is a wholly owned subsidiary of China Medical System Holdings Limited, of which Dr. Lam Kong is the President, Chief Executive Officer and Chairman of the Board and maintains a 43.96% indirect ownership interest. Each of A&B (HK) Company Limited and A&B Brother Limited is deemed to be the beneficial owner with shared dispositive and voting power with respect to 5,194,805 Ordinary Shares and 5,194,805 Ordinary Shares issuable upon the exercise of warrants, which are exercisable at April 15, 2021. Each of China Medical System Holdings Limited and CMS Medical Venture Investment (HK) Limited is deemed to be the beneficial owner with shared dispositive and voting power with respect to 5,194,805 Ordinary Shares and 5,194,805 Ordinary Shares issuable upon the exercise of warrants, which are exercisable at May 22, 2020. Dr. Lam Kong is deemed to be the beneficial owner with shared dispositive and voting power with respect to 10,389,610 Ordinary Shares and 10,389,610 Ordinary Shares issuable upon the exercise of warrants, which are exercisable at May 22, 2020. The principal business address of China Medical System Holdings Limited and CMS Medical Venture Investment (HK) Limited is Unit 2106, 21/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong, China. The principal place of business for A&B (HK) Company Limited is Unit A, 11/F, Chung Pont Commercial Building, 300 Hennessy Road, Wanchai, Hong Kong, China. The principal business address for A&B Brother Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Island. The principal business address of Dr. Lam Kong is Unit 2106, 21/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong, China.

(2)	Information in the table and this footnote is based upon information contained in a Schedule 13G/A filed with the SEC on February 14, 2020 by Armistice Capital, LLC (though amounts included in such Schedule 13G/A have been adjusted in this annual report to give effect to the reverse stock split and Depositary Share ratio change), information provided to us by the direct stockholder, Armistice Capital Master Fund Ltd., or Armistice, and our information and belief. The amounts and percentages in the table give effect to the 4.99% beneficial ownership limitation set forth in warrants held by Armistice. Armistice Capital, LLC, the investment manager of Armistice, and Steven Boyd, the managing member of Armistice Capital, LLC, hold shared voting and dispositive power over the shares held by Armistice. The principal business address of Armistice is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, New York, 10022.
(3)	Shares owned by Dr. Damment include 7,266 Ordinary Shares subject to outstanding stock options which are exercisable at April 15, 2021 or will become exercisable within 60 days after such date.
(4)	Shares owned by Dr. de Vries include 200 Ordinary Shares subject to outstanding stock options and 21,344 Ordinary Shares issuable upon the exercise of warrants, each of which are exercisable at April 15, 2021 or will become exercisable within 60 days after such date. Includes 2,957 Ordinary Shares held by Promida Holdings, in which Dr. de Vries has a minority interest.
(5)	Shares owned by Mr. Stahel include 23,856 Ordinary Shares issuable upon the exercise of warrants, which are exercisable at April 15, 2021.
(6)	Shares owned by Mr. Stamp include 13,125 Ordinary Shares subject to outstanding stock options which are exercisable at April 15, 2021 or will become exercisable within 60 days after such date.
(7)	Shares owned by Dr. Turton include 41,854 Ordinary Shares issuable upon the exercise of warrants, which are exercisable at April 15, 2021.
(8)	Shares owed by all directors and senior management as a group include 20,591 Ordinary Shares subject to outstanding stock options and 87,054 Ordinary Shares issuable upon the exercise of warrants, each of which are exercisable at April 15, 2021 or will become exercisable within 60 days after such date.

As of April 15, 2021, 21% of our outstanding Ordinary Shares was held by registered shareholders with addresses in the United Kingdom, and we had 305 individual holders of record. The Bank of New York Mellon is the holder of record for our Depositary Share program, pursuant to which each Depositary Share represents five Ordinary Shares. As of April 15, 2021, The Bank of New York Mellon, as depositary for the Depositary Shares, held 39,227,410 Ordinary Shares, representing 62% of the issued share capital held at that date. As of April 15, 2021, we had 24 holders of record with an address in the United States, and such holders held less than one percent of our outstanding Ordinary Shares. The number of holders of record or registered holders in the United States or United Kingdom is not representative of the number of beneficial holders or of the residence of beneficial holders.

Based on our share register, and the limitations set forth in the Relationship Agreement with the CMS Parties or their affiliates, we believe that we are not directly or indirectly controlled by another corporation or government, or by any other natural or legal persons. There are no arrangement that may result in a change of control. Our major shareholders do not have different voting rights than other holders of our Ordinary Shares.

To our knowledge, other than as disclosed elsewhere in this Annual Report on Form 20-F, there has been no significant change in the percentage ownership of our Ordinary Shares held by the principal shareholders listed above in the last three years.

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

Share Acquisitions by Related Parties

Since January 1, 2020, we have not engaged in transactions with our directors, senior management or holders of 10% or more of our Ordinary Shares, or affiliates of our directors, senior management or holders of more than 10% of our Ordinary Shares that are the type required to be described in this Annual Report on Form 20-F pursuant to Item 7.B. of Form 20-F.

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

Other than the information set forth herein, there have been no significant changes since December 31, 2020.

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

We incorporate by reference into this Annual Report on Form 20-F the description of our articles of association contained in Exhibit 2.1 to this Annual Report on Form 20-F.

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

A dividend received by individual U.K. Holders will be subject to United Kingdom income tax. The rate of United Kingdom income tax that is chargeable on dividends received in the tax year 2021/2022 by an individual U.K. Holder who is (i) an additional rate taxpayer is 38.1%, (ii) a higher rate taxpayer is 32.5%, and (iii) a basic rate taxpayer is 7.5%. An individual U.K. Holder may be entitled to a tax-free dividend allowance (in addition to their personal allowance) of £2,000 for the tax year 2021/2022. This means that the relevant individual does not need to pay United Kingdom income tax on their first £2,000 of dividend income received. Dividends within the dividend allowance will still count towards the relevant individual's basic, higher or additional rate bands however. An individual’s dividend income is treated as the top slice of their total income that is chargeable to United Kingdom income tax. Dividends which are covered by an individual’s personal income tax allowance do not count towards and are ignored for the dividend allowance.

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

Taxation of Disposals

U.K. Holders. A disposal or deemed disposal of Ordinary Shares or Depositary Shares by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of United Kingdom capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of Ordinary Shares or Depositary Shares are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level at which the annual exempt amount for United Kingdom capital gains tax (the “annual exempt amount”) is set by the United Kingdom government for that tax year. The annual exempt amount for the 2021/2022 tax year is £12,300. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the relevant tax year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an Ordinary Share or a Depositary Shares is taxed at the rate of 20%. In other cases, a taxable capital gain accruing on a disposal of our Ordinary Shares or Depositary Shares may be taxed at the rate of 10% or the rate of 20% or at a combination of both rates.

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

A disposal (or deemed disposal) of Ordinary Shares or Depositary Shares by a corporate U.K. Holder may give rise to a chargeable gain or an allowable loss for such holder for the purpose of United Kingdom corporation tax. Such a holder should be entitled to an indexation allowance, which applies to reduce a capital gain to the extent that such a gain arises due to inflation. The allowance may reduce a chargeable gain but will not create or increase an allowable loss. The indexation allowance was frozen with effect from December 31, 2017, such that for disposals on or after January 1, 2018, the indexation allowance figure only covers the movement in the “retail price index” to December 31, 2017.

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

It was announced as part of the United Kingdom Budget 2017 by the United Kingdom government that the 1.5% stamp duty and SDRT charge will not be enforced on the issue of shares by United Kingdom incorporated companies (and transfers of such shares where the transfer is integral to new capital raising) into clearance services and depositary receipt systems following Brexit. However, the United Kingdom government could potentially introduce new United Kingdom legislation with the effect that a future issue or transfer of our Ordinary Shares into a clearance service or depositary receipt system (even where such an issue or transfer is an integral part of the raising of new capital by the company) may potentially become chargeable to 1.5% stamp duty or SDRT. However, as long as our Ordinary Shares continue to be admitted to trading on AIM and not to be listed on any market that would qualify as a ‘recognized stock exchange,’ it is our understanding that the AIM Exemption should continue to exempt future issues and transfers of our Ordinary Shares into clearance services or depositary receipt systems from any 1.5% stamp duty and SDRT charge.

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

If we were to be treated as a PFIC, the tax consequences described above could be avoided by a “mark-to-market” election with respect to the Depositary Shares. A United States holder making a “mark-to-market” election (assuming the requirements for such an election are satisfied) generally would (i) be required to include as ordinary income the excess of the fair market value of the Depositary Shares on the last day of the United States holder’s taxable year over the United States holder’s adjusted tax basis in such Depositary Shares and (ii) be allowed a deduction in an amount equal to the lesser of (A) the excess, if any, of the United States holder’s adjusted tax basis in the Depositary Shares over the fair market value of such Depositary Shares on the last day of the United States holder’s taxable year or (B) the excess, if any, of the amount included in income because of the election for prior taxable years over the amount allowed as a deduction because of the election for prior taxable years. In addition, upon a sale or other taxable disposition of Depositary Shares, a United States holder would recognize ordinary income or loss (which loss could not be in excess of the amount included in income because of the election for prior taxable years over the amount allowed as a deduction because of the election for prior taxable years). If we were to be treated as a PFIC, different rules would apply to a United States holder making a QEF election with respect to Depositary Shares. However, we do not intend to prepare or provide the information necessary for United States shareholders to make a QEF election.

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

Foreign Exchange Risk

Foreign exchange risk arose in 2020 and prior years because we had a material operation located in Bilbao, Spain, whose functional currency was not the same as our functional currency. Due to significant currency fluctuations during the years ended December 31, 2020, 2019 and 2018, particularly in respect of British pounds sterling against the Euro, our foreign exchange risk was significant. Our net assets arising from such overseas operations were exposed to currency risk resulting in gains or losses on retranslation into British pounds sterling. Given the closure of our Spanish operations and the levels of materiality, and despite this historical volatility, we do not hedge our net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

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

Interest Rate Risk

We do not hold any derivative instruments, or other financial instruments, that expose us to material interest rate risk

Liquidity Risk

Liquidity risk arises from our management of working capital. It is the risk that we will encounter difficulty in meeting our financial obligations as they fall due.

It is our aim to settle balances as they become due.

In May 2020, we completed a Registered Direct Offering and concurrent private placement in the United States which raised gross proceeds of $3.0 million and a placing in the United Kingdom which raised gross proceeds of £1.8 million. In July 2020, we completed a placing in the United Kingdom which raised gross proceeds of £5.3 million. Further, in August 2020 and February 2021, warrants were exercised for our Depositary Shares that raised gross proceeds of approximately £1.1 million. We have prepared cash flow forecasts and considered the cash flow requirement for our next five years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned.  This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2020 with respect to this uncertainty.

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

In addition to utilizing the existing cash reserves, we are evaluating a number of near-term funding options potentially available to us, including fundraising, and the partnering of assets or technologies. After considering the uncertainties, we considered it appropriate to continue to adopt the going concern basis in preparing the financial information.

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

The Bank of New York Mellon, or the Depositary, has acted as depositary in relation to our Depositary Shares program since February 8, 2021. The principal executive office of the Depositary is located at 240 Greenwich Street, New York, New York 10286. Each Depositary Share will also represent any other securities, cash or other property which may be held by the Depositary from time to time. The deposited Ordinary Shares, together with any other securities, cash or other property held by the depositary are referred to as the “deposited securities.”

Fees and Expenses

Persons depositing or withdrawing our Ordinary Shares or Depositary Share holders must pay:	For:
5.00 USD (or less) per 100 Depositary Shares (or portion of 100 Depositary Shares)	Issue of Depositary Shares, including issues resulting from a distribution of our Ordinary Shares or rights or other property
Cancellation of Depositary Shares for the purpose of withdrawal, including if the deposit agreement terminates
0.05 USD (or less) per Depositary Share	Any cash distribution to Depositary Share holders
A fee equivalent to the fee that would be payable if securities distributed to Depositary Share holders had been our Ordinary Shares and the Ordinary Shares had been deposited for issuance of Depositary Shares	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to Depositary Share holders
0.05 USD (or less) per Depositary Share per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares of our Ordinary Shares on our share register to or from the name of the depositary or its agent when persons deposit or withdraw our Ordinary Shares
Expenses of the Depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any Depositary Shares or our Ordinary Shares underlying Depositary Shares, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

The Depositary collects its fees for delivery and surrender of Depositary Shares directly from investors depositing our Ordinary Shares or surrendering Depositary Shares for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to Depositary Share holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

In performing its duties under the deposit agreement, the Depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to Depositary Share holders, subject to the Depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

The Depositary has agreed to reimburse us for a portion of certain expenses it incurs that are related to establishment and maintenance of the American Depositary Receipt program. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the Depositary collects from investors. Further, the Depositary has agreed to reimburse us certain fees payable to the Depositary by holders of Depositary Shares. Neither we nor the Depositary can determine the exact amount to be made available to us because (i) the number of Depositary Shares that will be issued and outstanding, (ii) the level of service fees to be charged to holders of Depositary Shares and (iii) its reimbursable expenses related to the program are not known at this time.

Payment of Taxes

Depositary Share holders will be responsible for any taxes or other governmental charges payable on their Depositary Shares or on the deposited securities represented by any of their Depositary Shares. The Depositary may refuse to register any transfer of Depositary Shares or allow a Depositary Share holder to withdraw the deposited securities represented by his or her Depositary Shares until those taxes or other charges are paid. It may apply payments owed to such Depositary Share holder or sell deposited securities represented by such Depositary Share holder’s Depositary Shares to pay any taxes owed and such Depositary Share holder will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of Depositary Shares to reflect the sale and pay to Depositary Share holders any proceeds, or send to Depositary Share holders any property, remaining after it has paid the taxes.

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

During 2020 we have taken a number of corrective measures to address the material weaknesses identified by our previous firm of external auditors. The measures introduced were as follows:

•	Regarding IT general controls environment, we introduced a new vendor approval process, carried out reorganization of administration access accounts and introduced regular users access reviews;

•	Regarding previous deficiencies identified in the consolidation and financial reporting close process, robust processes and greater oversight have been introduced to provide greater assurance. External technical accounting advice has also been sought during the year where necessary; and

•	Regarding the revenue recognition process, we carried out a review and introduced additional steps within the process to ensure revenue is recognized appropriately.

Based upon our evaluation of our disclosure controls and procedures as of December 31, 2020, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.

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

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2020 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013.

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm we are a non-accelerated filer.

D.	Changes in Internal Control Over Financing Reporting

We regularly review our system of internal control over financial reporting to ensure we maintain an effective internal control environment. Other than the changes discussed herein, there were no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2020 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth by category of service the total fees for services provided to us by our independent registered public accounting firm during the fiscal years ended December 31, 2020 and 2019.

	2020	2019 (1)
	(£ in thousands)
Audit Fees (2)	323	368
Audit-Related Fees(3)	-	-
Tax Fees(4)	-	-
All Other Fees(5)	-	-
Total	323	368

______________

(1)	All fees for the year ended December 31, 2019 were paid to BDO LLP.

(2)	Audit fees consist of the aggregate fees billed in connection with the audit and United Kingdom statutory audit of our annual consolidated financial statements included in this annual report, the issuance of comfort letters, interim reviews of our half-yearly financial information and other services related to SEC filings. For the fiscal year ended December 31, 2020, audit fees include £186,000 in respect of fees paid to BDO LLP, and the balance relates to Mazars LLP.

(2)	Audit-related fees are fees for services that are traditionally performed by the independent accountants, including consultations concerning financial accounting and reporting, and employee benefit plan audits, and due diligence on mergers or acquisitions.

(3)	Represents the aggregate fees billed for tax compliance, tax advice and tax consulting services.

(4)	Represents the aggregate fees billed for all products and services provided that are not included under “audit fees”, “audit related fees or “tax fees,” including, but not limited to, fees billed for services relating to mergers and acquisitions.

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

On November 5, 2020, we terminated the appointment of BDO LLP as our independent registered public accounting firm and appointed Mazars LLP in its stead. The Audit Committee and the Board of Directors participated in and approved the decision to change our independent registered public accounting firm. The change in auditors was made following a tender process. Both the commercial terms and expertise of the tender participants were assessed during the tender process.

The reports of BDO LLP on our consolidated financial statements for the fiscal years ended December 31, 2019 and 2018 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that the opinion for the year ended December 31, 2019 contained a modification regarding the Company’s ability to continue as a going concern.

During the two fiscal years ended December 31, 2019 and 2018 and the subsequent interim period through November 5, 2020, there were no disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F, with BDO LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO LLP, would have caused BDO LLP to make reference thereto in their reports on our consolidated financial statements for such fiscal years.

During the two fiscal years ended December 31, 2019 and 2018 and the subsequent interim period through November 5, 2020, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We requested BDO LLP to furnish us with a copy of a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated April 30 2021, is filed as Exhibit 16.1 to this Form 20-F.

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

The financial statements of the Company included in this Annual Report on Form 20-F do not constitute statutory financial statements within the meaning of the United Kingdom Companies Act 2006. The Company’s statutory financial statements for the year ended December 31, 2020 have been reported on by Mazars LLP, independent auditors, under applicable law and the International Standards on Auditing (United Kingdom), and for the years ended December 31, 2019 and 2018 have been reported on by BDO LLP independent auditors, under applicable law and the International Standards on Auditing (United Kingdom). The Independent Auditors’ Report of Mazars LLP on the statutory financial statements for the year ended December 31, 2020 was unqualified. The Independent Auditors’ Report of BDO LLP on the statutory financial statements for the years ended December 31, 2019 and 2018 was unqualified. The Independent Auditors’ Report of Mazars LLP on the statutory financial statements for the year ended December 31, 2020 included an emphasis of matter regarding material uncertainty over going concern. The Independent Auditors’ Report of BDO LLP on the statutory financial statements for the year ended December 31, 2019 included an emphasis of matter regarding material uncertainty over going concern.

ITEM 19.	EXHIBITS.

Exhibit Number	Title

1.1	Articles of Association of Midatech Pharma PLC (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.1*	Description of Securities Registered Under Section 12 of the Exchange Act.
2.2	Specimen certificate representing ordinary shares of Midatech Pharma PLC (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.3	Form of Amended and Restated Deposit Agreement by and among Midatech Pharma PLC, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares thereunder (incorporated by reference to Exhibit A to the Company’s Registration Statement on Form F-6 (File No. 333-252507), filed with the SEC on January 28, 2021.
2.4	Form of American Depositary Receipt (included in Exhibit 2.3 as Exhibit A thereto).
2.5	Form of Warrant Assumption Agreement by and between Midatech Pharma PLC and DARA BioSciences, Inc. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.6	Form of “Phase 2b” Common Stock Purchase Warrant issued to General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 4.1 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 15, 2014).
2.7	Form of “FDA Approval” Common Stock Purchase Warrant issued to General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 4.2 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 15, 2014).
2.8	Warrant Instrument, dated as of February 24, 2017 (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 24, 2018).
2.9	Form of Warrant Instrument, dated as of January 29, 2019, constituting warrants to subscribe for ordinary shares in Midatech Pharma PLC (incorporated by reference to Exhibit 2.11 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
2.10	Form of Warrant issued on October 25, 2019 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on October 24, 2019).
2.11	Form of Placement Agent Warrant issued on October 25, 2019 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on October 24, 2019).
2.12	Form of Warrant issued on May 20, 2020 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on May 19, 2020).
2.13	Form of Placement Agent Warrant issued on May 20, 2020 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on May 19, 2020).
2.14	Form of Warrant Instrument issued on May 22, 2020 (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on May 19, 2020).

4.1#	Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.2#	Form of Option Agreement (included in Exhibit 4.1).
4.3	Nominated Advisor and Broker Agreement, dated as of December 2, 2014, by and between Midatech Pharma PLC and Panmure Gordon (UK) Limited (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.4	Patent and Know-How Agreement, dated June 21, 2002, as amended on October 14, 2004, by and between Consejo Superior de Investigaciones Cientificas and Midatech Limited (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.5#	Consultancy Agreement, dated as of April 15, 2014, by and between Midatech Limited and Chesyl Pharma Limited (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.6#	Service Agreement dated as of June 1, 2018, by and between Midatech Pharma PLC and Craig Cook (incorporated by reference to Exhibit 4.9 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.7#	Appointment Agreement, dated as of April 15, 2014, by and between Midatech Limited and Rolf Stahel (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.8#	Revised Appointment Agreement, dated as of December 2, 2014, by and between Midatech Pharma PLC and Rolf Stahel (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.9#	Form of Appointment Letter between Midatech Pharma PLC and certain directors of Midatech Pharma PLC (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.10#	Deed of Indemnity dated August 5, 2015 (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.11†	License Agreement, executed on or about June 6, 2017, by and between Novartis Pharma AG and Midatech Limited (incorporated by reference to Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 19, 2017).
4.12*	Novation Agreement, dated February 18, 2019, by and among Novartis Pharma AG, Midatech Limited, and Secura Bio, Inc.
4.13††	License, Collaboration and Distribution Agreement, dated as of January 29, 2019, by and between Midatech Pharma PLC, CMS Bridging Limited, CMS Medical Hong Kong Limited and China Medical System Holdings Limited (incorporated by reference to Exhibit 4.17 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, as amended, filed with the SEC on May 28, 2019).
4.14	Relationship Agreement, dated January 29, 2019, by and among the Company, certain CMS Concert Party Members and Panmure Gordon (UK) Limited (incorporated by reference to Exhibit 4.18 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.15*	Deed of Variation of Relationship Agreement, dated May 12, 2020, between Midatech Pharma PLC, Certain CMS Concert Party Members and Panmure Gordon (UK) Limited.
4.16	Subscription Letter, dated January 29, 2019, between the Company and A&B (HK) Company Limited (incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.17	Subscription Letter, dated January 29, 2019, between the Company and CMS Medical Venture Investment (HK) Limited (incorporated by reference to Exhibit 4.20 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.18#	The Midatech Pharma Share Incentive Plan (incorporated by reference to Exhibit 4.27 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 24, 2018).

4.19††#	Service Agreement date as of September 9, 2019, by and between Midatech Pharma PLC and Stephen Stamp (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on September 19, 2019).
4.20††#

Service Agreement dated as of April 23, 2015, by and between Midatech Limited and Stephen Damment (incorporated by reference to Exhibit 4.24 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on June 15, 2020).

4.21	Form of Securities Purchase Agreement, dated as of October 22, 2019, by and between Midatech Pharma PLC and the purchaser identified on the signature page thereto (incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on October 24, 2019).
4.22#

Settlement Agreement, dated as of April 17, 2020, by and between Midatech Pharma PLC and Dr. Craig Cook (incorporated by reference to Exhibit 4.24 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on June 15, 2020).

4.23	Form of Securities Purchase Agreement, dated as of May 18, 2020, by and between Midatech Pharma PLC and the purchasers identified on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the SEC on May 20, 2020.
8.1*	Subsidiaries of Midatech Pharma PLC.
12.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Mazars LLP, independent registered public accounting firm.
15.2*	Consent of BDO LLP, independent registered public accounting firm.
16.1*	BDO LLP’s Letter to the Securities and Exchange Commission regarding Item 16.F (Change in Certifying Accountant), dated April 30, 2021

___________

* Filed herewith.

#	Management contract or compensatory plan or arrangement.
†	Confidential treatment has been granted as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

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

Date: April 30, 2021

MIDATECH PHARMA PLC

115

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Midatech Pharma plc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Midatech Pharma plc and its subsidiaries (the “Group”) as of December 31, 2020, and the related consolidated statements of comprehensive income, cash flow, changes in equity for the year ended December 31, 2020, and the related notes (collectively, referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material uncertainty related to going concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. We draw attention to Note 1 in the financial statements on pages F-13 and F-15 , which indicates that there is a material uncertainty in relation to the Group’s ability to continue as a going concern. As detailed in Note 1, the Group’s future viability is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations and to successfully obtain regulatory approval to allow marketing of its development products. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. Management has prepared cash flow forecasts that indicate that further financing will be required before the fourth quarter of 2021. This requirement for additional financing represents a material uncertainty that raises substantial doubt on the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

We have identified one critical audit matter, being the going concern basis of preparation. The nature of the critical audit matter, together with our conclusion, is set out above under Material uncertainty related to going concern. The circumstances described led us to conclude that the going concern basis of preparation is a critical audit matter.

Our evaluation of the Directors’ assessment of the appropriateness of the going concern basis of preparation of these financial statements included, but was not limited to:

•	Undertaking an initial assessment at the planning stage of the audit to identify events or conditions that may cast significant doubt on the group’s and the parent company’s ability to continue as a going concern;
•	Reviewing the directors’ formal going concern assessment, including the supporting cash flow projections that included the twelve months from the date of approval of these financial statements;
•	Evaluating the key assumptions used and judgements applied by the directors in forming their conclusions on going concern; and
•	Reviewing the appropriateness of the disclosures made by the Directors in the financial statements.

/s/ Mazars LLP

Mazars LLP

We have served as the Group’s auditor since 2020.

London, England

April 30, 2021

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Midatech Pharma plc

Cardiff, United Kingdom

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Midatech Pharma plc (the “Company”) as of 31 December 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended 31 December 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ BDO LLP

BDO LLP

We have served as the Company's auditor from 2014 through 2020.

Reading, United Kingdom

15 June 2020

Consolidated StatementS of Comprehensive Income

For the year ended 31 December

	Note	2020 £’000		2019 £’000		2018 £’000
Revenue	3	180		312		149
Grant revenue		163		362		1,789
Total revenue		343		674		1,938
Other income		12		15		–
Research and development costs		(6,068)		(7,843)		(9,359)
Distribution costs, sales and marketing		(6)		(323)		–
Administrative costs		(4,952)		(3,841)		(4,394)
Impairment of intangible assets	12,13	(12,369)		-		–
Loss from operations	5	(23,040)		(11,318)		(11,815)
Finance income	7	1		492		2
Finance expense	7	(431)		(97)		(587)
Loss before tax		(23,470)		(10,923)		(12,400)
Taxation	8	1,281		1,785		2,032
Loss from continuing operations		(22,189)		(9,138)		(10,368)
Loss from discontinued operations net of tax	4	–		(947)		(4,662)
Loss for the year attributable to the owners of the parent		(22,189)		(10,085)		(15,030)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Exchange (losses)/gains arising on translation of foreign operations		508		(207)		1,156
Exchange losses realised on disposal of subsidiaries	4	–		–		(3,842)
Total other comprehensive income/loss net of tax		508		(207)		(2,686)
Total comprehensive loss attributable to the owners of the parent		(21,681)		(10,292)		(17,716)
Loss per share
Continuing operations
Basic and diluted loss per ordinary share - pence	9	(52	)p	(50	)p	(339	)p
Discontinued operations
Basic and diluted loss per ordinary share - pence	9	–		(5	)p	(153	)p

The notes form an integral part of these consolidated financial statements.

Consolidated statementS of financial position

At 31 December

Company number 09216368	Note	2020 £’000	2019 £’000	2018 £’000
Assets
Non-current assets
Property, plant and equipment	10	542	2,154	1,983
Intangible assets	12	–	12,379	12,374
Other receivables due in greater than one year	15	–	2,625	469
		542	17,158	14,826
Current assets
Inventories	17	–	-	–
Trade and other receivables	15	572	992	1,323
Taxation	8	1,157	1,817	1,952
Cash and cash equivalents	16	7,546	10,928	2,343
		9,275	13,737	5,618
Total assets		9,817	30,895	20,444
Liabilities
Non-current liabilities
Borrowings	19	60	5,670	884
Provisions	20	50	-	165
		110	5,670	1,049
Current liabilities
Trade and other payables	18	1,230	4,494	2,103
Borrowings	19	200	412	368
Provisions	20	–	97	–
Derivative financial liability	21	1,559	664	–
		2,989	5,667	2,471
Total liabilities		3,099	11,337	3,520

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION(continued)

At 31 December

	Note	2020 £’000	2019 £’000	2018 £’000
Issued capital and reserves attributable to owners of the parent
Share capital	24	1,063	1,023	1,003
Share premium	25	74,364	65,879	52,939
Merger reserve	25	53,003	53,003	53,003
Warrant reserve	25	720	–	–
Foreign exchange reserve	25	-	(508)	(301)
Accumulated deficit	25	(122,432)	(99,839)	(89,720)
Total equity		6,718	19,558	16,924
Total equity and liabilities		9,817	30,895	20,444

The notes form an integral part of these consolidated financial statements.

Consolidated statements of cash flows

For the year ended 31 December

	Note	2020 £’000	2019 £’000	2018 £’000
Cash flows from operating activities
Loss for the year		(22,189)	(10,085)	(15,030)
Adjustments for:
Depreciation of property, plant and equipment	10	1,089	979	1,016
Depreciation of right of use asset	10	118	303	–
Amortisation of intangible fixed assets	12	10	3	434
(Profit)/Loss on disposal of fixed assets		(226)	–	165
Impairment of intangible assets	12,13	12,369	-	–
Finance income	7	(1)	(492)	(2)
Finance expense	7	431	97	587
Share-based payment credit	5	(404)	(34)	(36)
Taxation	8	(1,281)	(1,785)	(2,032)
Loss on sale of subsidiary	4	–	–	1,407
Loss from discontinued operations, net of tax	4	–	947	–
Foreign exchange (gains)/losses		387	(140)	130
Cash flows from operating activities before changes in working capital		(9,697)	(10,207)	(13,361)
Decrease in inventories			-	347
Decrease in trade and other receivables		493	725	1,030
(Decrease)/Increase in trade and other payables		(2,004)	1,141	(2,995)
(Decrease)/Increase in provisions		(47)	(68)	165
Cash used in operations		(11,255)	(8,409)	(14,814)
Taxes received		1,954	1,920	1,364
Net cash used in operating activities		(9,301)	(6,489)	(13,450)

Consolidated statements of cash flows(continued)

For the year ended 31 December

	Note	2020 £’000	2019 £’000	2018 £’000
Investing activities
Purchases of property, plant and equipment	10	(209)	(310)	(244)
Proceeds from disposal of fixed assets		143	–	25
Purchase of intangibles	12	–	(9)	–
Long term deposit for guarantee for Government loan		2,639	(2,549)	-
Disposal of discontinued operation, net of cash disposed of	4	–	–	9,259
Deposit paid in connection with disposed subsidiary	4	–	(947)	–
Interest received		1	8	2
Net cash generated/(used in) from investing activities		2,574	(3,807)	9,042
Financing activities
Interest paid		(34)	(30)	(587)
Receipts from sub-lessors		45	107	-
Amounts paid on lease liabilities (2018 & 2017: Amounts paid on finance leases)		(258)	(450)	(64)
Repayment of Government grants		(229)	–	–
Repayment of borrowings		–	(577)	(5,821)
Proceeds from bank borrowings		–	–	–
(Repayment)/Proceeds from Government loan	19	(6,182)	4,436	-
Proceeds from Government subsidy		–	1,139	-
Share issues including warrants, net of costs	16	9,742	14,108	–
Net cash generated from/(used in) financing activities		3,084	18,733	(6,472)
Net (decrease)/increase in cash and cash equivalents		(3,643)	8,437	(10,880)
Cash and cash equivalents at beginning of year		10,928	2,343	13,204
Exchange gains/(losses) on cash and cash equivalents		261	148	19
Cash and cash equivalents at end of year	16	7,546	10,928	2,343

The notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

For the year ended 31 December

	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2020	1,023	65,879	53,003	–	(508)	(99,839)	19,558
Loss for the year	–	–	–	–	–	(22,189)	(22,189)
Foreign exchange translation	–	–	–	–	508	–	508
Total comprehensive loss	–	–	–	–	(508)	(22,189)	(21,681)
Transactions with owners
Shares issued on 18 May 2020 – note 16	16	2,527	–	720	–	–	3,263
Costs associated with share issue on 18 May 2020 – note 16		(544)	–	–	–	–	(544)
Shares issued on 27 July 2020 – note 16	21	5,729	–	–	–	–	5,750
Costs associated with share issue on 27 July 2020 – note 16		(489)	–	–	–	–	(489)
Shares issued on 19 August 2020 – note 16	3	1,278	–	–	–	–	1,281
Costs associated with share issue on 19 August 2020 – note 16		(16)	–	–	–	–	(16)
Share-based payment credit	–	–	–	–	–	(404)	(404)
Total contribution by and distributions to owners	40	8,485	–	720	–	(404)	8,841
At 31 December 2020	1,063	74,364	53,003	720	–	(122,432)	6,718

Consolidated statements of changes in equity(cONTINUED)

	Share capital £’000	Share premium £’000	Merger reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2019	1,003	52,939	53,003	(301)	(89,720)	16,924
Loss for the year	–	–	–	–	(10,085)	(10,085)
Foreign exchange translation	–	–	–	(207)	–	(207)
Total comprehensive loss	–	–	–	(207)	(10,085)	(10,292)
Transactions with owners
Shares issued on 26 February 2019 – note 16	17	13,388	–	–	–	13,405
Costs associated with share issue on 26 February 2019 – note 16	–	(1,120)	–	–	–	(1,120)
Shares issued on 29 October 2019 – note 16	3	1,211	–	–	–	1,214
Costs associated with share issue on 29 October 2019 – note 16	–	(539)	–	–	–	(539)
Share-based payment credit	–	–	–	–	(34)	(34)
Total contribution by and distributions to owners	20	12,940	–	–	(34)	12,926
At 31 December 2019	1,023	65,879	53,003	(508)	(99,839)	19,558

	Share capital £’000	Share premium £’000	Merger reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2018	1,003	52,939	53,003	2,385	(74,654)	34,676
Loss for the year	–	–	–	–	(15,030)	(15,030)
Reclassification of foreign exchange on disposal	–	–	–	(3,842)	–	(3,842)
Foreign exchange translation	–	–	–	1,156	–	1,156
Total comprehensive loss	–	–	–	(2,686)	(15,030)	(17,716)
Share-based payment credit	–	–	–	–	(36)	(36)
Total contribution by and distributions to owners	–	–	–	–	(36)	(36)
At 31 December 2018	1,003	52,939	53,003	(301)	(89,720)	16,924

The notes form an integral part of these consolidated financial statements.

Notes forming part of the financial statements

For the years ended 31 December 2020, 2019 and 2018

1	Accounting policies

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

The financial statements were approved and authorised for issue by the Board of Directors on 29 April 2021.

Basis of preparation

The Group was formed on 31 October 2014 when Midatech Pharma plc entered into an agreement to acquire the entire share capital of Midatech Limited and its wholly owned subsidiaries through the issue equivalent of shares in the Company which took place on 13 November 2014.

The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the periods presented.

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. At the same meeting a resolution was passed to change the ratio of the Company's American Depositary Receipts ("ADRs"). This changed from one ADR representing 20 Existing Ordinary Shares to one ADR representing five new ordinary shares. Comparative numbers of shares and share options/warrants and related exercise/issue prices and earnings per share reflect the impact of the March 2020 share consolidation

The consolidated financial statements have been prepared on a historical cost basis, except for the following item (refer to individual accounting policies for details):

- Financial instruments – fair value through profit or loss.

Adoption of new and revised standards

New standards, interpretations and amendments effective from 1 January 2020

New standards adopted by the Group in the annual financial statements for the year ended 31 December 2020 are:

•	Definition of a Business (Amendments to IFRS 3);

•	Interest Rate Benchmark Reform – IBOR ‘phase 2’ (Amendments to IFRS 9, IAS 39 and IFRS 7); and

•	COVID-19-Related Rent Concessions (Amendments to IFRS 16).

The adoption of the above new standards has not had a material impact on the financial statements during the year ended 31 December 2020.

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the group has decided not to adopt early. The following amendments are effective for the period beginning 1 January 2022:

•	Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37);

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16);

•	Annual Improvements to IFRS Standards 2018-2020 (Amendments to IFRS 1, IFRS 9, IFRS16 and IAS 41); and

•	References to Conceptual Framework (Amendments to IFRS 3).

In January 2020, the IASB issued amendments to IAS 1, which clarify the criteria used to determine whether liabilities are classified as current or non-current. These amendments clarify that current or non-current classification is based on whether an entity has a right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. The amendments also clarify that ‘settlement’ includes the transfer of cash, goods, services, or equity instruments unless the obligation to transfer equity instruments arises from a conversion feature classified as an equity instrument separately from the liability component of a compound financial instrument. The amendments were originally effective for annual reporting periods beginning on or after 1 January 2022.However, in May 2020, the effective date was deferred to annual reporting periods beginning on or after 1 January 2023.

1	Accounting policies (continued)

These new accounting standards and amendments are not expected to have a material impact on the Group.

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

The loss and other comprehensive income of Midatech Pharma US, Inc. (“MPUS”), formerly DARA Biosciences, Inc., acquired in December 2015 is recognised from the effective date of acquisition i.e. 4 December 2015 through to the date of sale on 1 November 2018. Similarly, the loss and other comprehensive income of Zuplenz®, acquired as a business by Midatech Pharma plc, is recognised from 24 December 2015 until 31 October 2018 (up to the formal completion of the sale of MPUS on 1 November 2018).

Discontinued operations are presented in the consolidated statement of comprehensive income as a single line which comprises the post-tax profit or loss of the discontinued operation along with the post-tax gain or loss recognised on the re-measurement to fair value less costs to sell or on disposal of the assets or disposal groups constituting discontinued operations.

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Midatech Pharma plc	Ultimate holding company
Midatech Limited	Trading company
Midatech Pharma (Espana) SL (formerly Midatech Biogune SL)	In liquidation
PharMida AG	Dormant
Midatech Pharma (Wales) Limited (formerly Q Chip Limited)	Trading company
Midatech Pharma Pty	Dissolved - 2020
Midatech Pharma US, Inc. (formerly DARA Biosciences, Inc.) (until 1 November 2018)	Trading company
Dara Therapeutics, Inc. (until 1 November 2018)	Dormant

Going concern

The Group and Company are subject to a number of risks similar to those of other development and early-commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenue from the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of our pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfill our commercial and development activities and generating a level of revenue adequate to support our cost structure.

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years we develop our portfolio. For the year ended December 31, 2020, the Company incurred a consolidated loss from operations of £22.2million and negative cash flows from operations of £9.3million. As of December 31, 2020, we had an accumulated deficit of £122.4million.

Our future viability is dependent on our ability to generate cash from operating activities, to raise additional capital to finance our operations and to successfully obtain regulatory approval to allow marketing of our development products. Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies.

Our Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at December 31, 2020, we had cash and cash equivalents of £7.5million. We believe we currently have enough cash to fund our planned operations into the fourth quarter of 2021.

1	Accounting policies (continued)

Going concern (continued)

We have prepared cash flow forecasts and considered the cash flow requirement for the Company for our next three years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned. This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2020 with respect to this uncertainty.

In addition, the global spread of pandemic novel coronavirus, COVID-19, places increased uncertainty over our forecasts. The restrictions placed and being placed on the movement of people have caused, and may in the future cause, delays to some of our plans. We have established a COVID-19 task force internally to monitor the impact of COVID-19 on our business and prioritize activities to minimize its effect. It is not currently possible to quantify the impact of COVID-19 and resultant delays on the Company until it becomes clear that the global crisis has abated and a normalization of the business environment can be foreseen with confidence

In addition to utilizing the existing cash reserves, as part of our strategic review, we and our advisors are evaluating a number of near-term funding options potentially available to us, including fundraising, the partnering of assets or technologies or the sale of the Company. After considering the uncertainties, we considered it appropriate to continue to adopt the going concern basis in preparing the financial information.

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

1	Accounting policies (continued)

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

1	Accounting policies (continued)

Business combinations and externally acquired intangible assets(continued)

The significant intangibles recognised by the Group and their useful economic lives are as follows:

Goodwill	– Indefinite life

IPRD	– In process, not yet amortising

IT and website costs	– 4 years

Product and marketing rights	– Between 2 and 12 years

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

An impairment charge of £12.4m has been recognised in 2020 within continuing operations. This charge is split £9.3m against the IPRD and £2.3m of goodwill, both of these relate to Midatech Pharma (Wales) Ltd cash generating unit and £0.8m against acquired IRPD on MTX110.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). After the disposal of the US operation on 1 November 2018, the Group at 31 December 2020 had only one cash generating unit (2019:one, 2018: one), as set out in note 13. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

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

The Group classifies its interests in joint arrangements as either:

•	Joint ventures: where the Group has rights to only the net assets of the joint arrangement; or

•	Joint operations: where the Group has both the rights to assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

1	Accounting policies (continued)

Joint arrangements(continued)

•	the structure of the joint arrangement;

•	the legal form of joint arrangements structured through a separate vehicle;

•	the contractual terms of the joint arrangement agreement; and

•	any other facts and circumstances (including any other contractual arrangements).

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

The presentational currency of the Group is Pounds Sterling, and the functional currency is also Pounds Sterling. Foreign subsidiaries use the local currencies of the country where the operate. On consolidation, the results of overseas operations are translated into Pounds Sterling at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised in other comprehensive income and accumulated in the foreign exchange reserve.

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

For impairment provisions, the Group applies the IFRS 9 simplified approach to measure expected credit losses using a lifetime expected credit loss provision for trade receivables to measure expected credit losses on a collective basis. Trade receivables are grouped based on a similar credit risk and ageing

The expected loss rates are based on the Group’s historic credit losses experienced over the three-year period prior to the period end. The historic loss rates are then adjusted for current and forward-looking information on macroeconomic factors.

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

1	Accounting policies (continued)

Financial liabilities (continued)

Other financial liabilities include the following items:

•	Borrowings are initially recognised at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently measured at amortised cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position. Interest expense in this context includes initial transaction costs and premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

•	Government loans received on favourable terms below market rate are discounted at a market rate of interest. The difference between the present value of the loan and the proceeds is held as a government grant within deferred revenue and is released to research and development expenditure or grant income in line with when the asset or expenditure is recognised in the income statement.

•	Trade payables and other short-term monetary liabilities are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has two classes of share in existence:

•	ordinary shares of £0.001 each are classified as equity instruments;

•	deferred shares of £1 each are classified as equity instruments.

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a one for 20 basis into new ordinary shares of £0.001 each in the capital of the Company.

Comparative figures in these financial statements reflect the impact of the share consolidation.

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

1	Accounting policies (continued)

Leases

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

In determining whether the Group obtains substantially all the economic benefits from use of the asset, the Group considers only the economic benefits that arise from the use of the asset, not those incidental to legal ownership or other potential benefits.

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

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the group’s incremental borrowing rate on commencement of the lease.

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

In 2018 the Group entered into a sublease agreement to mitigate the impact of an otherwise onerous lease on the closure of its Abingdon site. This has been recognised as a lease receivable as the Group determined that the sublease meets the definition of a finance lease under the transitional provisions of IFRS16 and therefore, no right-of-use asset is recognised. During 2020 the lease and sub-lease ended.

Nature of leasing activities (in the capacity as lessee)

The group leased a number of properties in the jurisdictions from which it operates. In some jurisdictions it is customary for lease contracts to provide for payments to increase each year by inflation or and in others to be reset periodically to market rental rates. As at 31 December 2020 the Group had one property lease in place in the UK.

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

1	Accounting policies (continued)

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

The carrying value of goodwill was £Nil (2019: £2.3m; 2018:£2.3m) and intangibles not yet ready for use was £Nil (2019:£10.1m; 2018:£10.1m) as at 31 December 2020 (note 12).

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit.

As a result of the Strategic Review undertaken by the Group in March 2020 as set out in the Chief Executives Review on page ● an impairment charge of £2.3m has been recognised against goodwill in the year ended 31 December 2020 (2019:£Nil; 2018:£Nil) and an impairment charge against the IPRD of the Midatech Pharma (Wales) Ltd cash generating unit of £9.3m (2019:£Nil; 2018: £Nil). As a result of the purported termination of our license to panobinostat by Secura Bio in June 2020 there is an impairment charge of £0.8m against the acquired IPRD in relation to MTX110. See note 12 and 13.

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

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 27 to our consolidated financial statements and are estimated as follows:

•	volatility is estimated based on the average annualised volatility of a number of publicly traded peer companies in the biotech sector;

•	the estimated life of the option is estimated to be until the first exercise period, which is typically the month after the option vests; and

•	the dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

2	Critical accounting estimates and judgements (continued)

Financial liabilities

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

The following are considered to be critical accounting judgments:

Revenue

Supply of Services

There are significant management judgements and estimates involved in the recognition of revenue from the supply of services. Revenue on services is recognised over the contract term, proportionate to the progress in overall satisfaction of the performance obligations (the services performed by the Group), measured by cost incurred to date out of total estimate of costs.

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

In 2020, there were approximately £63.2m of gross unutilised tax losses carried forward (2019: £49.6m; 2018: £40.7m). No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods.

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

During 2020 following the closure of Midatech Pharma (Espana) SL and the termination of a property lease occupied by the Company a profit on disposal has been recognised in the financial statements of £109,000.

During 2019 Management considered the appropriate life of a new property lease entered into in Spain. The lease was for an initial period of 5 years, however the lease allowed the Group to break the lease at any-time with one-month notice, provided it returned the property to its original condition. At 31 December 2019, Management assessed it was reasonably certain the expected life of the lease would be 5 years.

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

At 31 December 2019 Management reconsidered the recoverability of the sum paid under the warranty, and although the waiver process was still on-going, Management concluded, based on third party advice, that the probability of successfully achieving the waiver had diminished and therefore took the decision to expense the cost of the warranty claim in the second half of 2019.

During 2020 Fortovia Theraputics Inc (formerly MPUS) filed for bankruptcy.

Going Concern

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years we develop our portfolio. For the year ended December 31, 2020, the Company incurred a consolidated loss from operations of £22.2million and negative cash flows from operations of £9.3million. As of December 31, 2020, we had an accumulated deficit of £122.4million.

Our future viability is dependent on our ability to generate cash from operating activities, to raise additional capital to finance our operations and to successfully obtain regulatory approval to allow marketing of our development products. Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies.

Our Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at December 31, 2020, we had cash and cash equivalents of £7.5million. We believe we currently have enough cash to fund our planned operations into the fourth quarter of 2021.

We have prepared cash flow forecasts and considered the cash flow requirement for the Company for our next three years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned. This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern.

In addition, the global spread of pandemic novel coronavirus, COVID-19, places increased uncertainty over our forecasts. The restrictions placed and being placed on the movement of people have caused, and may in the future cause, delays to some of our plans. We have established a COVID-19 task force internally to monitor the impact of COVID-19 on our business and prioritize activities to minimize its effect. It is not currently possible to quantify the impact of COVID-19 and resultant delays on the Company until it becomes clear that the global crisis has abated and a normalization of the business environment can be foreseen with confidence

In addition to utilizing the existing cash reserves, as part of our strategic review, we and our advisors are evaluating a number of near-term funding options potentially available to us, including fundraising, the partnering of assets or technologies or the sale of the Company. After considering the uncertainties, we considered it appropriate to continue to adopt the going concern basis in preparing the financial information.

Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and/or dispose of assets, for which there can be no assurance we will be able to do on a timely basis, on favorable terms or at all.

3	Segment Information

Revenue from contracts with customers

Geographical analysis of revenue by destination of customer

	2020 £’000	2019 £’000	2018 £’000
Revenue from continuing operations:
United Kingdom	4	197	149
Rest of Europe	114	55	–
Rest of the World	62	60	–
	180	312	149
Revenue from discontinued operations
United States	–	–	3,882

All revenue from continuing operations came from the sale of services in 2020, 2019 and 2018.

In 2020, all revenue from continuing operations came from 3customers (2019: 3 customers; 2018: 1 customer). Within revenue from discontinued operations for 2018, reported in the consolidated statement of comprehensive income under loss from discontinued operations, four customers each accounted for at least 10% of revenue from discontinued operations:

	2020 £’000	2019 £’000	2018 £’000
Customer A	64%	63%	100%
Customer B	34%	19%	-
Customer C	2%	18%	-

Following the disposal of the US commercial business in 2018, the Group contains one reportable operating segment, Pipeline Research and Development (‘Pipeline R&D’). This segment seeks to develop products using the Group’s nanomedicine and sustained release technology platforms.

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

3	Segment Information (continued)

Segmented results for the year ended 31 December 2020

	Pipeline R&D £’000	Commercial (discontinued) £’000	Consolidated (including discontinued operations) £’000
Revenue	180	-	180
Grant revenue	163	-	163
Total revenue	343	-	343
Other income	12	-	12
Cost of sales	-	-	-
Research and development costs	(4,886)	-	(4,886)
Distribution costs, sales and marketing	(6)	-	(6)
Administrative costs	(4,917)	-	(4,917)
Depreciation	(1,207)	-	(1,207)
Amortisation	(10)	-	(10)
Impairment	(12,369)		(12,369)
Loss from operations	(23,040)	-	(23,040)
Finance income	1	-	1
Finance expense	(431)	-	(431)
Loss before tax	(23,470)	-	(23,470)
Taxation	1,281	-	1,281
Loss for the year	(22,189)	-	(22,189)
Loss from continuing operations			(22,189)
Loss from discontinued operations			-

3	Segment Information (continued)

Segmented results for the year ended 31 December 2019

	Pipeline R&D £’000	Commercial (discontinued) £’000	Consolidated (including discontinued operations) £’000
Revenue	312	–	312
Grant revenue	362	–	362
Total revenue	674	–	674
Other income	15	–	15
Cost of sales	–	–	-
Research and development costs	(6,624)	–	(6,624)
Distribution costs, sales and marketing	(323)	–	(323)
Administrative costs	(3,775)	–	(3,775)
Loss from discontinued operations, net of tax	–	(947)	(947)
Depreciation	(1,282)	–	(1,282)
Amortisation	(3)	–	(3)
Loss from operations	(11,318)	(947)	(12,265)
Finance income	492	–	492
Finance expense	(97)	–	(97)
Loss before tax	(10,923)	(947)	(11,870)
Taxation	1,785	–	1,785
Loss for the year	(9,138)	(947)	(10,085)
Loss from continuing operations			(9,138)
Loss from discontinued operations			(947)

3	Segment Information (continued)

Segmented results for the year ended 31 December 2018

	Pipeline R&D £’000	Commercial (discontinued) £’000	Consolidated (including discontinued operations) £’000
Revenue	149	3,882	4,031
Grant revenue	1,789	–	1,789
Total revenue	1,938	3,882	5,820
Cost of sales	–	(1,286)	(1,286)
Research and development costs	(8,555)	(283)	(8,838)
Distribution costs, sales and marketing	–	(4,357)	(4,357)
Administrative costs	(4,087)	(872)	(4,959)
Loss on disposal of discontinued operations	–	(1,407)	(1,407)
Depreciation	(1,011)	(5)	(1,016)
Amortisation	(100)	(334)	(434)
Loss from operations	(11,815)	(4,662)	(16,477)
Finance income	2	–	2
Finance expense	(587)	–	(587)
Loss before tax	(12,400)	(4,662)	(17,062)
Taxation	2,032	–	2,032
Loss for the year	(10,368)	(4,662)	(15,030)
Loss from continuing operations			(10,368)
Loss from discontinued operations			(4,662)

All material additions to non-current assets in 2020, 2019 and 2018 were in the Pipeline R&D segment.

Non-current assets by location of assets

	2020 £’000	2019 £’000	2018 £’000
United Kingdom	542	12,775	12,966
Spain		4,383	1,860
	542	17,158	14,826

4	Discontinued operations

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

During 2019 a claim was made by MPUS under the warranties provided by Midatech under the disposal agreement, see note 2. The statement of cash flows includes the following amounts relating to discontinued operations:

	2020 £’000	2019 £’000	2018 £’000
Cash consideration received	–	–	9,350
Other consideration received	–	–	–
Total consideration received	–	–	9,350
Cash disposed of	–	–	(91)
Net cash inflow on disposal of discontinued operation	–	–	9,259
Net assets disposed (other than cash):	–	–	3
Property, plant and equipment	–	–	15,662
Intangibles	–	–	948
Inventory	–	–	629
Trade and other payables	–	–	(2,734)
Total net assets disposed of (other than cash)	–	–	(14,508)
Loss on disposal of discontinued operation before and after tax	–	–	(5,249)
Foreign exchange gain realised on disposal	–	–	3,842
Loss on disposal	–	–	(1,407)

The post-tax loss on disposal of discontinued operations was determined as follows:

Result of discontinued operations	2020 £’000	2019 £’000	2018 £’000
Revenue	–	–	3,882
Expenses other than finance costs	–	(947)	(7,137)
Finance costs	–	–	–
Impairment	–	–	–
Loss from discontinued operations before tax	–	(947)	(3,255)
Taxation	–	–	–
Loss on disposal of discontinued operations	–	–	(1,407)
Loss for the year from discontinued operations after tax	–	(947)	(4,662)

4	Discontinued operations (continued)

Statement of cash flows	2020 £’000	2019 £’000	2018 £’000
The statement of cash flows includes the following amounts relating to discontinued operations:
Operating activities	–	–	(5,368)
Investing activities	–	(947)	–
Financing activities	–	–	(7)
Net cash flow from discontinued operations	–	(947)	(5,375)

5	Loss from operations

	2020 £’000	2019 £’000	2018 £’000
Loss from operations is stated after charging/(crediting):
Changes in inventories of finished goods and work in progress	–	–	(976)
Depreciation of property, plant and equipment
– From continuing operations	1,089	979	1,011
– From discontinued operations	–	–	5
Depreciation of right of use asset
– From continuing operations	118	303	–
– From discontinued operations	–	–	–
Amortisation of intangible assets – product and marketing rights
– From continuing operations	10	3	100
– From discontinued operations	–	–	334
Impairment of intangible assets	12,369	–	–
Fees payable to the Company’s auditor for the audit of the parent Company	87	110	111
Fees payable to the Company’s subsidiary auditors for the audits of the subsidiary accounts	43	48	143
Fees payable to the Company’s auditor for:
– Other services	7	66	83
Fees payable to the Company’s previous auditor for the audit of the parent Company	15	–	–
Fees payable to the Company’s previous auditor for:
- Other services	171	–	–
Operating lease expense:
– Property	–	–	386
– Plant and machinery	–	–	–
Arrangement/penalty fees for loan facility	–	–	469
Foreign exchange(gain)/loss	96	131	212
Profit/(Loss) on disposal of property, plant and equipment	(226)	–	165
Equity settled share-based payment	(404)	(34)	(36)

Amortisation of product and marketing rights are included with distribution costs, sales and marketing expenses. Amortisation ceased when the assets were reclassified as held for sale on 30 June 2018 and were sold on 1 November 2018.

6	Staff costs

Staff costs (including Directors), for continuing and discontinued operations, comprise:

	2020 £’000	2019 £’000	2018 £’000
Wages and salaries	2,727	2,762	5,393
Defined contribution pension cost (note 26)	75	90	149
Social security contributions and similar taxes	397	565	639
Share-based payment	(404)	(34)	(36)
	2,795	3,383	6,145
Continuing operations	2,795	3,383	4,352
Discontinued operations	-	–	1,793
	2,795	3,383	6,145

Employee numbers

The average number of staff employed by the Group during the financial year, for continuing and discontinued operations, amounted to:

	2020	2019	2018
Research and development	31	52	63
General and administration	9	13	16
Sales and marketing	-	–	6
	40	65	85

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the Directors of the Company and the Chief Operating Officer.

	2020 £’000	2019 £’000	2018 £’000
Wages and salaries	394	656	900
Defined contribution pension cost	24	42	39
Payments made to third parties	63	82	142
Social security contributions and similar taxes	29	72	77
Benefits in kind	16	2	3
	526	854	1,161
Share-based payment	(472)	(58)	(92)
	54	796	1,069

6	Staff costs (continued)

Emoluments disclosed above include the following amounts in respect of the highest paid Director.

	2020 £’000	2019 £’000	2018 £’000
Salary	175	266	110
Total pension and other post-employment benefit costs	17	22	4
Benefits in kind	1	1	1
Termination benefits	-	-	99
	193	289	214

None of the Directors have exercised share options during the year (2019: nil, 2018: nil).

During the year 2 Directors (2019:3; 2018: 3) participated in a defined contribution pension scheme.

7	Finance income and expense

	2020 £’000	2019 £’000	2018 £’000
Finance income
Interest received on bank deposits	1	8	2
Gain on equity settled derivative financial liability	–	484	–
Total finance income	1	492	2

	2020 £’000	2019 £’000	2018 £’000
Finance expense
Bank loans	–	–	582
Interest expense on lease liabilities	20	30	5
Other loans	14	67	–
Loss on equity settled derivative financial liability	397	–	–
Total finance expense	431	97	587

The gain/(loss) on the equity settled derivative financial liability in 2020 and 2019 arose as a result of the movement in share price (note 21).

8	Taxation

	2020 £’000	2019 £’000	2018 £’000
Current tax credit
Current tax credited to the income statement	1,144	1,782	1,952
Taxation payable in respect of foreign subsidiary	(21)	–	(67)
Adjustment in respect of prior year	158	3	128
	1,281	1,785	2,013
Deferred tax credit
Reversal of temporary differences	–	–	19
Total tax credit	1,281	1,785	2,032

There was no tax charge relating to discontinued operations for 2020, 2019 and 2018.

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2020 £’000	2019 £’000	2018 £’000
Loss before tax	(23,470)	(11,870)	(17,062)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 19% (2019: 19%; 2018: 19%)	(4,459)	(2,255)	(3,241)
Expenses not deductible for tax purposes	596	1,087	2,492
Income not taxable	(75)	–	–
Unrelieved tax losses and other deductions	–	(114)	–
Adjustment in respect of prior period	(158)	(3)	(129)
Surrender of tax losses for R&D tax refund	(491)	(1,810)	(1,955)
Unrelieved tax losses and other deductions arising in the period	–	–	(220)
Foreign exchange differences	–	1	(26)
Deferred tax not recognised	3,306	1,309	1,047
Total tax credited to the income statement	(1,281)	(1,785)	(2,032)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

An adjustment has been recognised in 2020 in respect of the prior period of £158k, this is as a result of a more detailed review of cost classification prior to the submission of tax returns to HMRC in 2020.

9	Loss per share

	2020 £’000		2019 £’000		2018 £’000
Numerator
Loss used in basic EPS and diluted EPS:
Continuing operations	(22,189)		(9,138)		(10,368)
Discontinued operations	–		(947)		(4,662)
Denominator
Weighted average number of ordinary shares used in basic EPS:	42,839,961		18,330,588		3,056,303
Basic and diluted loss per share:
Continuing operations – pence	(52	)p	(50	)p	(339	)p
Discontinued operations – pence	–		(5	)p	(153	)p

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. The comparative denominator has been calculated to reflect the share consolidation.

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis for all periods shown.

10	Property, plant and equipment

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Cost
At 1 January 2018	252	2,112	342	3,669	–	6,375
Additions	4	106	40	353	–	503
Disposal	(5)	(229)	–	(401)	–	(635)
Exchange differences	2	24	1	30	–	57
At 31 December 2018	253	2,013	383	3,651	–	6,300
Adoption of IFRS 16 Leases	–	–	–	–	395	395
Additions	4	137	23	223	822	1,209
Effect of modification to lease terms	–	–	–	–	(82)	(82)
Exchange differences	(9)	(112)	(3)	(136)	(11)	(271)
At 31 December 2019	248	2,038	403	3,738	1,124	7,551
Additions	-	58	16	135		209
Effect of modification to lease terms					(678)	(678)
Disposal	(202)	(2,184)	(185)	(2,323)	(316)	(5,210)
Exchange differences	7	92	2	112	58	271
At 31 December 2020	53	4	236	1,662	188	2,143

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Accumulated depreciation
At 1 January 2018	196	1,238	192	2,220	–	3,846
Charge for the year	43	403	72	499	–	1,016
Disposals	–	(175)	(3)	(421)	–	(599)
Exchange differences	2	19	4	28	–	53
At 31 December 2018	241	1,485	265	2,326	–	4,317
Charge for the year	2	400	70	507	303	1,282
Exchange differences	(8)	(91)	(3)	(93)	(7)	(202)
At 31 December 2019	235	1,794	332	2,740	296	5,397
Charge for the year	9	310	50	720	118	1,207
Disposals	(202)	(2,183)	(185)	(2,300)	(316)	(5,186)
Exchange differences	7	81	2	79	14	183
At 31 December 2020	49	2	199	1,239	112	1,601
Net book value
At 31 December 2020	4	2	37	423	76	542
At 31 December 2019	13	244	71	998	828	2,154
At 31 December 2018	12	528	118	1,325	–	1,983

11	Leases

Right of Use Asset	2020 £’000	2019 £’000
At 1 January	828	395
Additions	–	822
Effect of modification to lease terms	(678)	(82)
Depreciation	(118)	(303)
Exchange differences	44	(4)
At 31 December	76	828

Lease Liabilities	2020 £’000	2019 £’000
At 1 January	907	546
Additions	–	822
Effect of modification to lease terms	(788)	(82)
Interest expenses	15	24
Lease payments	(105)	(391)
Exchange differences	47	(12)
At 31 December	76	907

11	Leases (continued)

During 2020 as a result of the closure of the Group’s operations in Spain two property leases were terminated early, this impacted both the right of use asset and the lease liability. Management considered the appropriate life of a lease in the UK in 2020 and 2019 and adjusted the right of use asset and lease liability accordingly.

The group had commitments under non-cancellable operating leases as set out below, from 1 January 2019, the group has recognised right-of-use assets for these leases, exception for low value leases.

	Land and Buildings £’000	Other £’000
2020
Expiring In one year or less	-	-
Expiring over one year	-	-
	-	-
2019
Expiring In one year or less	-	-
Expiring over one year	-	-
	-	-
2018
Expiring In one year or less	383	1
Expiring over one year	189	4
	572	5

Low value leases expensed in year:

	2020 £’000	2019 £’000
Low value leases expensed	10	29
	10	29

12	Intangible assets

	In-process research and development £’000	Product and marketing rights £’000	Goodwill £’000	IT/Website costs £’000	Total £’000
Cost
At 1 January 2018	13,378	19,856	13,444	27	46,705
Disposals	–	(21,022)	(11,808)	–	(32,830)
Foreign exchange	–	1,166	655	1	1,822
At 31 December 2018	13,378	–	2,291	28	15,697
Additions	–	–	–	9	9
Foreign exchange	–	–	–	(2)	(2)
At 31 December 2019	13,378	–	2,291	35	15,704
Disposal	–	–	–	(36)	(36)
Foreign exchange	–	–	–	1	1
At 31 December 2020	13,378	–	2,291	–	15,669

	In-process research and development £’000	Product and marketing rights £’000	Goodwill £’000	IT/Website Costs £’000	Total £’000
Accumulated amortisation and impairment
At 1 January 2018	3,300	15,739	–	19	19,058
Amortisation charge for the year	–	431	–	3	434
Disposal	–	(17,103)	–	–	(17,103)
Foreign exchange	–	933	–	1	934
At 31 December 2018	3,300	–	–	23	3,323
Amortisation charge for the year	–	–	–	3	3
Foreign exchange	–	–	–	(1)	(1)
At 31 December 2019	3,300	–	–	25	3,325
Amortisation charge for the year	–	–	–	10	10
Disposal	–	–	–	(36)	(36)
Impairment	10,078	–	2,291		12,369
Foreign exchange	–	–	–	1	1
At 31 December 2020	13,378	–	2,291	–	15,669
Net book value
At 31 December 2020	–	–	–	–	–
At 31 December 2019	10,078	–	2,291	10	12,379
At 31 December 2018	10,078	–	2,291	5	12,374

12	Intangible assets (continued)

The individual intangible assets, excluding goodwill, which are material to the financial statements are:

	Carrying amount			Remaining amortisation period
	2020 £’000	2019 £’000	2018 £’000	2020 (years)	2019 (years)	2018 (years)
Midatech Pharma (Wales) Limited acquired IPRD	–	9,300	9,300	n/a	n/a in process	n/a in process
Midatech Pharma US, Inc., product and marketing rights	–	–	–	n/a	n/a	n/a
Zuplenz® product and marketing rights	–	–	–	n/a	n/a	n/a
MTX110 acquired IPRD	–	778	778	n/a	n/a in process	n/a in process
				–	10,078	10,078

13	Impairment testing

Midatech Pharma (Wales) Ltd

Details of goodwill and IPRD allocated to the acquired cash generating unit and the valuation basis are as follows:

	Indefinite lived
	IPRD carrying amount			Goodwill carrying amount
Name	2020 £’000	2019 £’000	2018 £’000	2020 £’000	2019 £’000	2018 £’000	Valuation Basis
CGU – Midatech Pharma (Wales) Ltd	–	9,300	9,300	–	2,291	2,291	Value in use
MTX110 acquired IPRD	–	778	778	–	–	–	–

An impairment charge of £11.6m was recorded in 2021 in the assets of Midatech Pharma Wales Ltd (‘MPW’) CGU as a result of the Board’s decision on 31 March 2020 to terminate the MTD201.The impairment charge was £9.3m of IPRD and £2.3m acquired goodwill.

In 2020 an impairment charge of £0.8m was recorded in relation to the acquire IPRD on MTX110. The impairment is as a result of the termination of a License Agreement between the Company and Secura Bio Inc. Pursuant to the License Agreement, Midatech Limited was granted a non-exclusive worldwide, sub-licenseable license to certain patents of Panobinostat, the active pharmaceutical ingredient of the Company’s development product MTX110.

The assets of MPW were valued as at 31 December 2019 and 2018 and were found to support the IPRD and goodwill carrying amounts set out above. The IPRD was valued using (2019:12-13 year; 2018: 12–13 year), risk adjusted cash flow forecasts, in line with patent life, that have been approved by the Board. A period longer than 5 years was appropriate on the basis that the investment was long term and the development and commercialisation process is typically in excess of 5 years. Beyond the period from product launch and initial market penetration, a long term growth rate of Nil was used.

The key assumptions used in the valuation model examining the MPW Ltd cash generating unit include the following:

Assumptions	2020	2019	2018
Pre-tax discount rate	n/a	18.4%	17.7%
Cumulative probability of success of projects	n/a	81%	81%

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

13	Impairment testing (continued)

Sensitivity analysis

If any one of the following changes were made to the above key assumptions, the carrying value and recoverable amount would be equal.

Assumptions	2020	2019	2018
Pre-tax discount rate for all projects	n/a	increase to 21%	increase to 29.8%
Cumulative probability of success of project	n/a	59%	34%

14	Subsidiaries

The subsidiaries of Midatech Pharma plc, all of which are 100% owned, either directly or through subsidiaries where indicated, and have been included in these financial statements in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

Name	Registered Office	Nature of Business	Notes
Midatech Limited	Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA	Trading company
Midatech Pharma (España) SL	Parque Tecnológico de Vizcaya, Edificio 800 Planta 2, Derio, 48160, Vizcaya, Spain	In liquidation	(a)
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)
Midatech Pharma (Wales) Limited	Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA	Trading company
Midatech Pharma PTY		Dissolved - 2020	(c)

Notes:

(a)   Wholly owned subsidiary of Midatech Limited.

(b)   PharMida AG became dormant in January 2016.

(c)   Midatech Pharma PTY was incorporated on 16 February 2015 and dissolved November 2020.

15	Trade and other receivables

	2020 £’000	2019 £’000	2018 £’000
Trade receivables	95	22	89
Prepayments	258	151	139
Other receivables	219	3,444	1,564
Total trade and other receivables	572	3,617	1,792
Less: non-current portion (rental deposit and on bond)	–	(2,625)	(469)
Current portion	572	992	1,323

Trade and other receivables do not contain any impaired assets. The Group does not hold any collateral as security and the maximum exposure to credit risk at the consolidated statement of financial position date is the fair value of each class of receivable.

Book values approximate to fair value at 31 December 2020, 2019 and 2018.

During 2019 a cash-backed guarantee was provided to the Spanish Government in relation to a loan provided to the Group under its Reindustrialization programme, see note 19. As a result of the closure of Midatech Pharma (España) SL during 2020 the cash-back guarantee was released on the repayment of the loan to the Spanish Government.

16	Cash and cash equivalents and cash flow supporting notes

Cash and cash equivalents for purposes of the consolidated statement of cash flows comprises:

	2020 £’000	2019 £’000	2018 £’000
Cash at bank available on demand	7,546	10,928	2,343

During 2020 and 2019, cash inflows arose from equity financing transactions, included within financing activities on the face of the cash flow statement. As part of the equity transaction in May 2020 warrants to the value of £1.0m (October 2019 : £1.1m) were issued as disclosed in note 21.

	2020 £’000	2019 £’000	2018 £’000
Gross proceeds	10,792	15,767	–
Transaction costs	(1,050)	(1,659)	–
	9,742	14,108	–

The following changes in loans and borrowings arose as a result of financing activities during the year:

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2020	5,670	412	6,082
Cash flows	(6,182)	(258)	(6,440)
Non-cashflows:
Foreign Exchange	252	23	275
Fair value changes	1,176	-–	1,176
Effect of modification to lease term – IFRS 16	(877)	89	(788)
Loans and borrowings classified as non-current 31 December 2019 becoming current in 2020	51	(51)	–
Interest accruing in period	(30)	(15)	(45)
At 31 December 2020	60	200	260

16	Cash and cash equivalents and cash flow supporting notes(continued)

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2019	884	368	1,252
Cash flows	5,575	(1,027)	4,548
Non-cashflows:
Foreign Exchange	(42)	(29)	(71)
Fair value changes	(1,139)	–	(1,139)
Adoption of IFRS16 leases	163	383	546
Effect of modification to lease term – IFRS 16	–	(82)	(82)
New leases	805	95	900
Loans and borrowings classified as non-current 31 December 2018 becoming current in 2019	(685)	685	–
Transfer to grant income	–	(14)	(14)
Interest accruing in period	108	34	142
At 31 December 2019	5,670	412	6,082

	Non-current liabilities, bank loans £’000	Current liabilities, bank loans £’000	Total £’000
At 1 January 2018	6,185	361	6,546
Cash flows	(5,580)	(305)	(5,885)
Non- cashflows:
Foreign Exchange	296	4	300
New leases	168	76	244
Loans and borrowings classified as non-current 31 December 2018 becoming current in 2019	(232)	232	–
Interest accruing in period	47	–	47
At 31 December 2018	884	368	1,252

17	Inventories

	2020 £’000	2019 £’000	2018 £’000
Finished goods	–	–	–
Total inventories	–	–	–

There was no stock held at 31 December 2020.

18	Trade and other payables

Current	2020 £’000	2019 £’000	2018 £’000
Trade payables	337	725	286
Other payables	26	13	–
Accruals	768	1,765	1,025
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	1,131	2,503	1,311
Tax and social security	31	86	347
Deferred revenue and government grants	68	1,905	445
Total trade and other payables	1,230	4,494	2,103

Book values approximate to fair value at 31 December 2020, 2019 and 2018.

All current trade and other payables are payable within 3 months of the period end date shown above.

Government grants

The Group received development grant funding from the European Union under the Horizon 2020 ‘Nanofacturing’ project, a European Union funded programme to develop a scalable manufacturing platform for the production of nanopharmaceutical products. Midatech participated in this programme, along with seven other entities, through two Group companies, Midatech Pharma España SL (‘MPE’), which acted as project coordinator, and Midatech Limited (‘MTL’). The project commenced in February 2015 and completed in January 2019. During the year £nil (2019: £124k, 2018: £1,610k) revenue was recognised in relation to this project and the deferred revenue balance as at 31 December 2020 was £nil (2019: £nil, 2018: £124k).

19	Borrowings

	2020 £’000	2019 £’000	2018 £’000
Current
Bank loans	–	–	4
Lease liabilities	93	233	80
Government and research loans	107	179	284
Total	200	412	368
Non-current
Bank loans	–	–	–
Lease liabilities	60	912	170
Government and research loans	–	4,758	714
Total	60	5,670	884

During 2020 £4.8m government and research loans were repaid.

Book values approximate to fair value at 31 December 2020, 2019 and 2018.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

Government loans in Spain

In September 2019, Midatech Pharma España SL received €6.6m of funding awarded under the Spanish Government Reindustrialization programme. The Spanish Government required the Company to provide a €2.9 million cash-backed guarantee as security for the loan. The funds were used to support Midatech’s manufacturing scale-up facilities construction. As a result of the Group’s decision on 31 March 2020 to terminate further in-house development of MTD201 and the subsequent closure of its dedicated manufacturing facilities in Bilbao the Group repaid the loans during 2020. As a result of the early termination of the loan interest was charged at market rates up to the date of satisfaction of the loan.

There remains one outstanding government loan which was received by Midatech Pharma España SL for the finance of research, technical innovation and the construction of their laboratory. The loan is a term loan which carries an interest rate below the market rate and is repayable in 2021. The Group made requests to the Spanish Government during 2020 to repay the loan early but were unsuccessful with their request, the loan was repaid in February 2021. During 2020 the Group repaid two government loans.

The loans carried default interest rates in the event of scheduled repayments not being met. On initial recognition, the loans are discounted at a market rate of interest with the credit being classified as a grant within deferred revenue. The deferred grant revenue is released to the consolidated statement of comprehensive income within research and development costs in the period to which the expenditure is recognised.

The deferred revenue element of the government loans is designated within note 18 as deferred revenue and Government grants, the gross contractual repayment of the loans is disclosed in note 22. As a result of the repayment of the loans these were fully amortised during 2020.

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

The first tranche of $7m was drawn down on 28 December 2017 and is disclosed under bank loans. This loan was repaid on 31 October 2018.

20	Provisions

	2020 £’000	2019 £’000	2018 £’000
Opening provision at 1 January	97	165	–
Provision (released)/recognised in the year	(47)	(68)	165
At 31 December	50	97	165
Less: non-current portion	(50)	–	(165)
Current portion	–	97	–

The provision as at 31 December 2020 relates to the ‘making good’ clause on the Cardiff office which is due to be vacated during 2021. The provision in previous years relates to the ‘making good’ clause on the Abingdon office which was vacated in December 2018. The Abingdon office was sub-let for the remaining period of the lease, which terminated in February 2020.

21	Derivative financial liability – current

	2020 £’000	2019 £’000	2018 £’000
Equity settled derivative financial liability
At 1 January	664	–	–
Warrants issued	997	1,148	–
Transfer to share premium on exercise of warrants	(499)
Gain recognised in finance income within the consolidated statement of comprehensive income	397	(484)	–
At 31 December	1,559	664	–

Equity settled derivative financial liability is a liability that is not to be settled for cash.

In May 2020 the Group issued 9,545,456 warrants in the ordinary share capital of the company as part of a Registered Direct Offering. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Monte Carlo model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in note 22. A key input in the valuation of the instrument is the Company share price.

On 19 August 2020 2,500,000 pre-existing warrants were exercised at $0.41. The gross proceeds received by the company was $1,025,000. The fair value of the warrants on the date of exercise was £498,502.

At 31 December 2020 7,045,455 warrants were outstanding.

In October 2019 the Group issued 3,150,000 warrants in the ordinary share capital of the company as part of a Registered Direct Offering. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those issued in May 2020. The financial liability is valued using the Monte Carlo model.

At 31 December 2020 and 31 December 2019, 3,150,000 warrants were outstanding.

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those issued in May 2020. The financial liability is valued using the Black-Scholes option pricing model.

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

During 2020 no options or warrants lapsed and the share price had fallen to £0.265. As the liability had already been reduced to zero there was no movement on re-measurement.

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

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables

•	Cash and cash equivalents

•	Trade and other payables

•	Accruals

•	Loans and borrowings

•	Derivative financial liability

A summary of the financial instruments held by category is provided below:

Financial assets – amortised cost

	2020 £’000	2019 £’000	2018 £’000
Cash and cash equivalents	7,546	10,928	2,343
Trade receivables	95	22	89
Other receivables	–	2,625	469
Total financial assets	7,641	13,575	2,901

Financial liabilities – amortised cost

	2020 £’000	2019 £’000	2018 £’000
Trade payables	337	725	286
Other payables	26	13	–
Accruals	768	1,765	1,025
Borrowings	260	6,082	1,252
Total financial liabilities – amortised cost	1,391	8,585	2,563

Financial liabilities – fair value through profit and loss – current

	2020 £’000	2019 £’000	2018 £’000
Equity settled derivative financial liability	1,559	664	–

22	Financial instruments – risk management (continued)

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

The fair value of the Group’s derivative financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 21:

Financial liabilities	Fair value as at 31/12/2020	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability	£1,187,000	Level 3	Monte Carlo simulation model	Volatility rate of 105.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.49 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.07% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability	£372,000	Level 3	Monte Carlo simulation model	Volatility rate of 105.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.888 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.08% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability	–	Level 3	Black-Scholes option pricing model	Volatility rate of 105.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 1.0 and 1.9 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.8% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

22	Financial instruments – risk management (continued)

Financial liabilities	Fair value as at 31/12/2019	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability	£664,000	Level 3	Monte Carlo simulation model	Volatility rate of 78.4% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 5.68 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate between a range of 0.59% and 1.69 % determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability	–	Level 3	Black-Scholes option pricing model	Volatility rate of 78.3% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 2.0 and 2.9 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate between a range of 0.0% and 0.26 % determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Financial liabilities	Fair value as at 31/12/2018	Fair value hierarchy	Valuation technique (s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability	–	Level 3	Black-Scholes option pricing model	Volatility rate of 42.5% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 7.6 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate between a range of 0.0% and 1.14% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Changing the unobservable risk free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of shares (2019: nil, 2018: nil).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to warrants issued in May 2020 and October 2019 as part of Registered Direct offerings and also a business combination. In 2018 this only related to consideration relating to a business combination.

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

22	Financial instruments – risk management (continued)

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

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery.

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

Foreign exchange risk

Foreign exchange risk arose because the Group had a material operation located in Bilbao, Spain, until 2020, whose functional currency was not the same as the functional currency of the Group. The Group’s net assets arising from the overseas operation were exposed to currency risk resulting in gains or losses on retranslation into sterling. Given the levels of materiality, the Group did not hedge its net investments in overseas operations as the cost of doing so would be disproportionate to the exposure.

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

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2020 £’000	2019 £’000	2018 £’000
Cash and cash equivalents:
Pounds Sterling	7,247	3,153	457
US Dollar	120	2,021	1,421
Euro	179	5,750	459
Other	-	4	6
Total	7,546	10,928	2,343

22	Financial instruments – risk management (continued)

The table below shows the foreign currency exposure that gives rise to net currency gains and losses recognised in the consolidated statement of comprehensive income. Such exposures comprise the net monetary assets and monetary liabilities of the Group that are not denominated in the functional currency of the relevant Group entity. As at 31 December, these exposures were as follows:

	2020 £’000	2019 £’000	2018 £’000
Net Foreign Currency Assets/(Liabilities):
US Dollar	120	2,021	1,421
Euro	54	1,460	552
Other	1	7	8
Total	175	3,488	1,981

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

The following table details the Group’s sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2020	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	12	(293)	(4)
Total equity	12	(293)	(4)

Year ended 31 December 2019	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	202	54	–
Total equity	202	31	1

Year ended 31 December 2018	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	–	168	–
Total equity	142	168	–

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

In May 2020, the Company completed a concurrent Registered Direct Offering in the US and a Placing in the UK whereby the Company raised £4.26m before expenses. In July 2020, the Company completed a UK Placing which raised £5.75m before expenses. In August 2020, previously issued warrants were exercised resulting in the Company receiving £0.78m before expenses.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next three years including the period twelve months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required during the fourth quarter of 2021 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and parent company’s ability to continue as a going concern.

22	Financial instruments – risk management (continued)

In addition, the global pandemic COVID-19 virus places increased uncertainty over the Directors’ forecasts. The restrictions being placed on the movement of people will likely cause delays to some of the Group’s plans. It is difficult to assess to what extent, and for how long, COVID-19 will cause delays to the Group’s operations. The Directors have established a COVID-19 task force internally to monitor the impact of COVID-19 on the business and prioritize activities to minimize its effect.

The Directors are evaluating a number of near-term funding options potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. After considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

2020	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,131	–	–	–	–
Bank loans	–	–	–	–	–
Lease liabilities	25	75	61	8
Government research loans	107	–	–	–	–
Total	1,263	75	61	8

2019	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	2,503	–	–	–	–
Bank loans	–	–	–	–	–
Lease liabilities	79	165	317	735	–
Government research loans	–	272	238	2,851	3,317
Total	2,582	437	555	3,586	3,317

2018	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,311	–	–	–	–
Bank loans	3	2	–	–	–
Finance leases	22	65	79	117	–
Government research loans	44	240	406	414	–
Total	1,380	307	485	531	–

More details with regard to the line items above are included in the respective notes:

•	Trade and other payables – note 18

•	Borrowings – note 19

As a result of the Strategic Review undertaken in March 2020 the Group repaid all but one Government Research loans during 2020. The remaining loan will be repaid in 2021.

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

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise

The movement on the deferred tax account in 2020 is £nil (2019: £nil, 2018: £nil) as the net credit arising on the amortisation of intangible assets and other timing differences has been matched by a reduction in the deferred tax asset recognised on the losses offsetting the liability remaining.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses £’000	Potential deferred tax asset £’000
31 December 2020	63,183	13,076
31 December 2019	49,565	8,426
31 December 2018	40,741	6,926

During 2020 the remaining deferred tax asset and liability arising on the business combination of Midatech Pharma (Wales) Ltd (2019: £1.6m) was de-recognised as a result of the impairment of the assets through the Consolidated Statements of Comprehensive Income.

The deferred tax asset which qualifies for offset against the deferred tax liability, mainly arising on the acquisitions of Midatech Pharma (Wales) Limited in 2020 is nil (2019: £1.6m, 2018: £1.7m). The remaining potential deferred tax asset of £13.1m (2019 £9.0m, 2018: £7.3m) has not been provided in these accounts due to uncertainty as to whether the asset would be recovered.

Deferred tax asset balances disclosed as at 31 December 2020 have been calculated at 19%. The Finance Bill 2021 enacts an increase in the tax rate to 25% from 1 April 2023. The deferred tax assets balance using a rate of 25% would be £17.2m.

Unrecognised deferred tax asset balances include £0.9m in relation to Midatech Pharma (España) SL, this company was put into liquidation in 2021.

23	Deferred tax (continued)

Details of the deferred tax liability are as follows:

2020	Asset £’000	Liability £’000	Net £’000
Business Combinations	–	–	–

2019	Asset £’000	Liability £’000	Net £’000
Business Combinations	1,581	(1,581)	–

2018	Asset £’000	Liability £’000	Net £’000
Business Combinations	1,690	(1,690)	–

24	Share capital

Authorised, allotted and fully paid – classified as equity	2020 Number	2020 £	2019 Number	2019 £	2018 Number	2018 £
At 31 December
Ordinary shares of £0.001 each	63,073,852	63,074	23,494,981	23,495	3,059,207	3,059
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
Total		1,063,075		1,023,496		1,003,060

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. The above table reflects the share consolidation in the comparative figures.

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value £0.001 each. Ordinary and deferred shares were recorded as equity.

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

24	Share capital (continued)

		Ordinary Shares Number	Deferred Shares Number	Share Price £	Total consideration £’000
At 1 January 2018		3,054,207	1,000,001		69,870
2018
1 August 2018	Share issue to SIPP trustee (see note 27)	5,000		0.001	–
At 31 December 2018		3,059,207	1,000,001		69,870
2019
26 February 2019	Subscription, Placing and Open Offer	17,410,774		0.77	13,406
8 October 2019	Share issue to SIPP trustee (see note 27)	25,000		0.001	–
29 October 2019	Registered Direct Offering	3,000,000		0.7874	2,362
At 31 December 2019		23,494,981	1,000,001		85,638
2020
18 May 2020	Placing & Registered Direct Offering	15,757,576		0.27	4,255
27 July 2020	Placing	21,296,295		0.27	5,750
19 August 2020	Exercise of warrants	2,500,000			783
30 September 2020	Share issue to SIPP trustee (see note 27)	25,000		0.001	–
At 31 December 2020		63,073,852	1,000,001		96,426

25	Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose
Share premium	Amount subscribed for share capital in excess of nominal value.
Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the Company has elected to take advantage of merger relief.
Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into sterling.
Warrant reserve	Represents the fair value of warrants denominated in £ at the date of grant.
Accumulated deficit	All other net gains and losses and transactions with owners (e.g. dividends) not recognised elsewhere.

On 18 May 2020, 6,999,999 warrants were granted as part of the UK placing. Their fair value at the date of grant has been recognised in the Warrant Reserve.

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

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate it ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. The following tables reflect the share consolidation in the comparative tables.

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2020	Granted in 2020	Exercised in 2020	Forfeited in 2020	At 31 December 2020	Exercise Price
1 April 2010	1,255	–	–	(1,255)	–	£80.00
20 August 2010	2,088	–	–	(2,088)	–	£83.80
13 September 2011	150	–	–	–	150	£83.80
20 April 2012	1,589	–	–	–	1,589	£83.80
9 May 2014	10,000	–	–	–	10,000	£1.50
30 June 2014	18,500	–	–	(18,000)	500	£1.50
11 July 2014	100	–	–	(100)	–	£1.50
31 October 2016	16,271	–	–	(8,350)	7,921	£53.60
14 December 2016	400	–	–	(400)	–	£31.00
14 December 2016	500	–	–	(500)	–	£34.00
14 December 2016	2,000	–	–	(2,000)	–	£37.40
14 December 2016	1,625	–	–	(1,625)	–	£37.60
15 December 2016	4,600	–	–	(4,600)	–	£24.20
19 December 2016	22,391	–	–	(12,373)	10,018	£24.20
15 December 2017	29,560	–	–	(26,260)	3,300	£9.20
2 April 2018	997	–	–	(997)	–	£16.60
2 April 2018	4,500	–	–	(4,500)	–	£24.20
24 April 2019	169,500	–	–	(124,000)	45,500	£1.46
2 October 2019	50,000	–	–	(20,000)	30,000	£1.05
17 April 2020	–	100,000	–	–	100,000	£0.24
17 June 2020	–	1,363,000	–	(89,000)	1,274,000	£0.202
	336,026	1,463,000	–	(316,048)	1,482,978

27	Share-based payments (continued)

Options exercisable at 31 December 2020	195,171
Weighted average exercise price of outstanding options at 31 December 2020	£0.835
Weighted average exercise price of options exercised in 2020	n/a
Weighted average exercise price of options forfeited in 2020	£7.192
Weighted average exercise price of options granted in 2020	£0.205
Weighted average remaining contractual life of outstanding options at 31 December 2020	9.2

Date of grant	At 1 January 2019	Granted in 2019	Exercised in 2019	Forfeited in 2019	At 31 December 2019	Exercise Price
1 April 2010	1,255	–	–	–	1,255	£80.00
20 August 2010	2,088	–	–	–	2,088	£83.80
13 September 2011	150	–	–	–	150	£83.80
20 April 2012	1,589	–	–	–	1,589	£83.80
9 May 2014	10,000	–	–	–	10,000	£1.50
30 June 2014	21,500	–	–	(3,000)	18,500	£1.50
11 July 2014	100	–	–	–	100	£1.50
31 October 2016	2,500	–	–	(2,500)	–	£34.20
31 October 2016	23,411	–	–	(7,140)	16,271	£53.60
14 December 2016	400	–	–	–	400	£31.00
14 December 2016	500	–	–	–	500	£34.00
14 December 2016	2,000	–	–	–	2,000	£37.40
14 December 2016	1,625	–	–	–	1,625	£37.60
15 December 2016	4,600	–	–	–	4,600	£24.20
19 December 2016	35,866	–	–	(13,475)	22,391	£24.20
15 December 2017	45,885	–	–	(16,325)	29,560	£9.20
2 April 2018	997	–	–	–	997	£16.60
2 April 2018	4,500	–	–	–	4,500	£24.20
24 April 2019	–	219,000	–	(49,500)	169,500	£1.46
2 October 2019	–	50,000	–	–	50,000	£1.05
	158,966	269,000	–	(91,940)	336,026

27	Share-based payments (continued)

Options exercisable at 31 December 2019	131,094
Weighted average exercise price of outstanding options at 31 December 2019	£8.48
Weighted average exercise price of options exercised in 2019	n/a
Weighted average exercise price of options forfeited in 2019	£13.26
Weighted average exercise price of options granted in 2019	£1.38
Weighted average remaining contractual life of outstanding options at 31 December 2019	7.9 years

Date of grant	At 1 January 2018	Granted in 2018	Exercised in 2018	Forfeited in 2018	At 31 December 2018	Exercise Price
31 December 2008	1,306	–	–	(1,306)	–	£28.50
31 December 2008	150	–	–	(150)	–	£79.70
1 April 2010	1,255	–	–	–	1,255	£80.00
20 August 2010	2,088	–	–	–	2,088	£83.80
13 September 2011	150	–	–	–	150	£83.80
20 April 2012	1,789	–	–	(200)	1,589	£83.80
9 May 2014	10,000	–	–	–	10,000	£1.50
30 June 2014	44,000	–	–	(22,500)	21,500	£1.50
11 July 2014	100	–	–	–	100	£1.50
31 October 2016	2,500	–	–	–	2,500	£34.20
31 October 2016	30,380	–	–	(6,969)	23,411	£53.60
14 December 2016	400	–	–	–	400	£31.00
14 December 2016	500	–	–	–	500	£34.00
14 December 2016	2,000	–	–	–	2,000	£37.40
14 December 2016	2,000	–	–	(375)	1,625	£37.60
15 December 2016	5,100	–	–	(500)	4,600	£24.20
19 December 2016	55,210	–	–	(19,344)	35,866	£24.20
15 December 2017	67,560	–	–	(21,675)	45,885	£9.20
2 April 2018	–	997	–	–	997	£16.60
2 April 2018	–	4,500	–	–	4,500	£24.20
	226,488	5,497	–	(73,019)	158,966

27	Share-based payments (continued)

Options exercisable at 31 December 2018	112,393
Weighted average exercise price of outstanding options at 31 December 2018	£22.02
Weighted average exercise price of options exercised in 2018	n/a
Weighted average exercise price of options forfeited in 2018	£15.98
Weighted average exercise price of options granted in 2018	£16.60
Weighted average remaining contractual life of outstanding options at 31 December 2018	5.7 years

The following information is relevant in the determination of the fair value of options granted during the year 2020 under the equity share based remuneration schemes operated by the Group.

	April 2020		June 2020
Number of options	100,000		1,363,000
Option pricing models used	Black-Scholes		Black-Scholes
Share price	£0.24	*	£0.213	*
Exercise price of options issued in year	£0.24		£0.202
Contractual life	10 years		10 years
Expected life	5 years		5 years
Volatility	84.76	%**	92.55	%**
Expected dividend yield	0%		0%
Risk free rate	0.11%		0.10%

*	The share price used in the determination of the fair value of the options granted in 2020 was the share price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

The following information is relevant in the determination of the fair value of options granted during the year 2019 under the equity share based remuneration schemes operated by the Group.

	April 2019		October 2019
Number of options	219,000		50,000
Option pricing models used	Black-Scholes		Black-Scholes
Share price	£2.30	*	£1.126	*
Exercise price of options issued in year	£1.46		£1.05
Contractual life	10 years		10 years
Expected life	5 years		5 years
Volatility	75.3	%**	78.3	%**
Expected dividend yield	0%		0%
Risk free rate	0.85%		0.26%

*	The share price used in the determination of the fair value of the options granted in 2019 was the share price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

27	Share-based payments (continued)

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

28	Capital commitments

The Group had no capital commitments at 31 December 2020, 31 December 2019 and 31 December 2018.

29	Related party transactions

Details of Directors’ remuneration are given in the Company’s Annual Report on Form 20-F for the year ended 31 December 2020 and note 6.

Trading Transactions

The Directors consider BioConnection BV to be a related party by virtue of the fact that there is a common Director with the Company. 2019 was the first year where this relationship existed.

During the year Group companies entered into the following transactions with related parties who are not members of the Group.

	Purchase of good			Amounts owed by related parties
	2020 €’000	2019 €’000	2018 €’000	2020 €’000	2019 €£’000	2018 €’000

BioConnection BV	296	18	–	–	8	–

During 2019 Midatech Pharma (Espana) SL entered into a commercial contract with BioConnection BV in connection with the Group’s MTD201 program, this contract was subsequently terminated in 2020 as a result of the termination of the program.

The Group has not made any allowances for bad or doubtful debts in respect of related party debtors nor has any guarantee been given or received during 2020,2019 or 18 regarding related party transactions.

30	Contingent liabilities

As at 31 December 2019 the Group was party to a claim by the estate of a former employee for unfair dismissal. The claim comprised various elements totalling €258,000. During the year the case was settled by the Group for €190,000. This has been recognised in Administrative costs in the Consolidated Statement of Comprehensive Income.

The Group had no contingent liabilities at 31 December 2020 and 31 December 2018.

31	Ultimate controlling party

The Directors do not consider that there is an ultimate controlling party.

32	Results of Midatech Pharma (España) SL

Included within the Group Consolidated Statements of Comprehensive Income are the results of the Group’s Spanish operation that was closed on 3 June 2020. The Group appointed a liquidator to liquidate the company with documentation being submitted to the Spanish Authorities in February 2021.

Management assessed whether Midatech Pharma (España) SL should be accounted for as a discontinued operation under IFRS 5 and concluded that it did not meet the criteria as it did not meet the definition of a cash generating unit, as the activity of the company was the same as the remaining operations of the Group.

The unaudited results of Midatech Pharma (España) SL for the year to 31 December 2020 are as follows:

Year ended 31 December 2020 £’000
Grant revenue	163
Total revenue	163
Research and development costs	(2,820)
Administrative costs	(1,146)
Loss from operations	(3,803)
Finance expense	(11)
Loss before tax	(3,814)
Taxation	(21)
Loss from operations after tax	(3,835)

33	Post balance sheet events

In February 2021 the Group received a fine of €149,835 from the Spanish Tax Authorities in relation to the late repayment of a Government loan in 2020 as a result of the closure of its operation in Spain. The Group consider the fine is without foundation and are currently appealing the fine. The directors note that in the event of an unfavourable outcome the Group would not be able to recoup the loss from another party. This liability has been recognised in the Statement of Financial Position and the related expenses in Administrative costs in the Income Statement.

On January 26, 2021, the Company announced that it was engaged in tentative discussions with a third party around the potential co-development of MTX110. On March 25, 2021, the Company announced these discussions had now advanced and a non-binding Heads of Terms had been agreed. The Heads of Terms envisage that, if the deal progresses to definitive agreements, the Company would expect to receive a modest upfront payment upon execution, success-based development and sales milestones and royalties typical for a licensing agreement with products in a similar stage of development. R&D expenses would be assumed by the two parties with the apportionment to be agreed based on their respective territories. There can be no assurance on the timing for concluding the discussions nor any assurance that the parties will enter into definitive agreements.

On 23 April 2021 the Group signed an agreement for lease on new premises in Cardiff to house our corporate offices and laboratories. The new premises comprises 8,118 square feet and is for a 5 year term.

