Form 20-F
period 2021-12-31
Midatech Pharma Plc
filed 2022-04-26
CIK 1643918

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

1 Caspian Point

Caspian Way

Cardiff, CF10 4DQ

United Kingdom

(Address of principal executive offices)

Stephen Stamp, Chief Executive Officer and Chief Financial Officer

1 Caspian Point

Caspian Way

Cardiff, CF10 4DQ

United Kingdom

Tel: +44 29 2048 0180

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, nominal value 0.1p each	*	NASDAQ Capital Market

American Depositary Shares, each representing five ordinary shares	MTP	NASDAQ Capital Market

* Not for trading, but only in connection with the registration of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

____________________________________________________________

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021 was: 98,468,387 Ordinary Shares

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

Our principal executive offices are located at 1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ, United Kingdom. The telephone number at our principal executive office is +44 29 2048 0180.

We maintain an Internet website at www.midatechpharma.com. None of the information contained on our website, or on any other website linked to our website, will be incorporated in this annual report by reference or otherwise be deemed to be a part of this annual report.

The trademarks, trade names and service marks appearing in this annual report are the property of their respective owners.

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as of December 31, 2021, 2020 and 2019 and for the years ended December 31, 2021, 2020 and 2019 have been derived from our consolidated financial statements, as presented at the end of this annual report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We prepare our consolidated financial statements in British pounds sterling. Except as otherwise stated, all monetary amounts in this annual report are presented in British pounds sterling.

In this annual report, unless otherwise specified or the context otherwise requires:

•	“$” and “U.S. dollar” each refer to the United States dollar (or units thereof); and

•	“£,” “pence” and “p” each refer to the British pound sterling (or units thereof).

References to a particular “fiscal” year are to our fiscal year ended December 31 of such year.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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

Concurrently with the reverse split, and in an effort to bring our American depositary share, or Depositary Shares, price into compliance with The NASDAQ Stock Market LLC’s, or NASDAQ, minimum bid price per share requirement, on March 3, 2020 we effected a ratio change in the number of Ordinary Shares represented by our Depositary Shares from 20 Ordinary Shares per Depositary Share to five Ordinary Shares per Depositary Share, reducing the number of outstanding Depositary Shares, as of the close of business on March 3, 2020 to 988,656.

The change in the number of Ordinary Shares resulting from the reverse stock split and change in the number of Depositary Shares resulting from the change in ratio has been applied retroactively to all share and per share amounts presented in this annual report, to the extent applicable.

INDUSTRY AND MARKET DATA

This annual report contains estimates, projections and other information concerning our industry, our business and the market for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary note regarding forward-looking statements.”

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

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to risks related to:

•	our requirement for additional financing and our ability to continue as a going concern;

•	our estimates regarding losses, expenses, future revenues, and capital requirements;

•	our ability to successfully develop, test, and partner with a licensee to manufacture or commercialize products for conditions using our technology platforms;

•	the successful commercialization and manufacturing of our any future product candidate we may commercialize or license;

•	the success and timing of preclinical studies and clinical trials, if any;

•	shifts in our business and commercial strategy;

•	the filing and timing of regulatory filings, including investigational new drug applications, with respect to any of our products and the receipt of any regulatory approvals;

•	the anticipated medical benefits of our products;

•	the difficulties in obtaining and maintaining regulatory approval of our product candidates, and the labeling under any approval we may obtain;

•	the success and timing of the potential commercial development of our product candidates and any product candidates we may acquire in the future, including MTX110;

•	our plans and ability to develop and commercialize our product candidates and any product candidates we may acquire in the future;

•	the ability to manufacture products in third-party facilities;

•	the rate and degree of market acceptance of any of our product candidates;

•	the successful development of our commercialization capabilities, including our internal sales and marketing capabilities;

•	obtaining and maintaining intellectual property protection for our product candidates and our proprietary technology;

•	the success of competing therapies and products that are or become available;

•	the success of any future strategic acquisitions;

•	cybersecurity and other cyber incidents;

•	industry trends;

•	the impact of government laws and regulations;

•	regulatory, economic and political developments in the United Kingdom, the European Union, the United States and other foreign countries, including any impact from the United Kingdom leaving the European Union;

•	the difficulties doing business internationally, including any risks related to the novel strain of coronavirus, COVID-19;

•	the ownership of our Ordinary Shares and Depositary Shares;

•	our ability to meet the listing criteria required to remain listed on the NASDAQ Capital Market;

•	our status as a foreign private issuer;

•	our ability to recruit or retain key scientific or management personnel or to retain our senior management;

•	the impact and costs and expenses of any litigation we may be subject to now or in the future;

•	the performance of third parties, including joint venture partners, our collaborators, third-party suppliers and parties to our licensing agreements; and

•	other risks and uncertainties, including those described in “Risk Factors” in this annual report.

Any forward-looking statements that we make in this annual report speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the U.S. Securities and Exchange Commission, or SEC, after the date of this annual report. See “Item 10. Additional Information—H. Documents on Display.”

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable.

ITEM 3.	KEY INFORMATION.

A.	[Reserved].

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Summary of Risk Factors

The occurrence of one or more of the events or circumstances described in this section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

•	We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future;

•	Our requirement for additional financing in the short-term represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern.

•	The effects of health epidemics, including the ongoing global coronavirus COVID-19 pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our clinical trials, preclinical studies and supply chains, depending on the location, duration and severity of disruptions to the systems affecting our business.

•	Our operations are in early-stage development with no sources of recurring revenue and there is no assurance that we will successfully develop and license our product candidates or ever become profitable.

•	We are exposed to political, regulatory, social and economic risk relating to the United Kingdom’s exit from the European Union.

•	In 2020, our license agreement related to panobinostat, the active pharmaceutical ingredient in our MTX110 product, was terminated by Secura Bio, Inc., or Secura Bio. Because of this, we believe that the relevant Secura Bio patents may delay a launch of MTX110, which could have a material adverse effect on our business, financial condition and results of operations.

•	Our future success is dependent on product development and the ability to successfully license our product candidates to partners who can seek regulatory approval and commercialization of our product candidates.

•	Clinical drug development involves a risky, lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

•	We expect to seek to establish agreements with potential licensing partners and collaborators and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

•	Recently enacted and future legislation in the United States and other countries may affect the prices we may obtain for our product candidates and increase the difficulty and cost for us to commercialize our product candidates.

•	Our success depends in part on our ability to protect rights in our intellectual property, which cannot be assured.

•	We rely on third parties to conduct our preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•	We are dependent on third party suppliers, and if we experience problems with any of these third parties, the manufacturing of our product candidates could be delayed, which could harm our results of operations.

•	We recently experienced a leadership transition and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified scientists, key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.

•	The price of our Ordinary Shares and Depositary Shares may be volatile.

•	Shareholder ownership interests in the Company may be diluted as a result of future financings, additional acquisitions or the exercise of our options and warrants, and may have a material negative effect on the market price of our securities.

•	The rights of holders of Depositary Shares are not the same as the rights of holders of Ordinary Shares.

•	It may be difficult for you to bring any action or enforce any judgment obtained in the United States against us or members of our Board of Directors, which may limit the remedies otherwise available to you.

•	We are a “foreign private issuer” under the rules and regulations of the SEC and, as a result, are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a company incorporated in the United States.

•	If we cannot meet NASDAQ’s continued listing requirements, NASDAQ may delist our Depositary Shares, which could have an adverse impact on the liquidity and market price of our Depositary Shares.

Risks Related to Our Financial Operations and Capital Needs

We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future.

We are an early-stage biopharmaceutical company. Investment in biopharmaceutical product development is highly speculative because we entail substantial upfront capital expenditures and significant risk that a product candidate will fail in development, will fail to gain regulatory approval or otherwise fail to become commercially viable. We continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred substantial losses since our inception. For the year ended December 31, 2021, we had a net loss of £5.46 million and an accumulated deficit of £127.80 million. For the years ended December 31, 2020 and 2019 we had a net loss of £22.19 million and £10.09 million, respectively.

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

On March 31, 2020, we announced that, due to the prevailing conditions in the capital markets and the prospect of raising additional funds and finding a partner for our assets, the Board of Directors initiated a strategic review of our operations. The objective of the review was to identify ways to maximize value for our stakeholders given the significant challenges faced by our business. We have formed a Finance Committee comprised of Mr. Stamp and Rolf Stahel, our Non-Executive Chairman, to review, analyze and make recommendations to the Board of Directors regarding a possible sale of our business or other strategic transactions, and hired an outside advisor to assist us. We entered into an “offer period” under United Kingdom rules and regulations, which placed certain restrictions and obligations on us. In January 2021, we announced that the strategic review had completed, although the impact of the uncertainty created by the process on all stakeholders, including employees, vendors and shareholders, may not be apparent for some time.

Our requirement for additional financing in the short-term represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern.

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our portfolio. For the year ended December 31, 2021, the Company incurred a consolidated loss from operating activities of £5.46 million and negative cash flows from operations of £6.55 million. As of December 31, 2021, we had an accumulated deficit of £127.80 million.

Our future viability is dependent on our ability to raise cash from financing activities to finance our development plans until commercialization, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of our development products. Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies.

Our consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 2021, we had cash and cash equivalents of £10.06 million. We believe we currently have enough cash to fund our planned operations into the first quarter of 2023.

We have prepared cash flow forecasts and considered the cash flow requirement for our next three years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned.  This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2021 with respect to this uncertainty.

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

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	any acquisitions and the commercialization of other assets, including licensed assets;

•	the initiation, progress, timing, costs and results of clinical trials for any product candidates we advance to clinical trials;

•	the attainment of milestones and the need to make any royalty payments on any of our product candidates or any other future product candidates;

•	the number and characteristics of product candidates we in-license or acquire and develop;

•	the outcome, timing and cost of regulatory approvals by the EMA, the MHRA, the FDA and any other comparable foreign regulatory authorities, including the potential for such regulatory authorities to require that we perform more studies, or more costly studies, than those we currently expect;

•	the cost of filing, prosecuting, defending and enforcing any patent claims or other intellectual property rights; and

•	the effect of competing technological and market developments.

If a lack of available capital means that we are unable to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.

In previous years, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting. Any failure by us to maintain an effective system of internal controls or provide reliable financial and other information in the future, may cause investors to lose confidence in our financial statements and SEC filings and the market price of our securities may be materially and adversely affected.

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

In previous years, we and our independent registered public accounting firm have identified material weaknesses in our internal controls over financial reporting. Although we have instituted these remedial measures to address the material weaknesses identified and to continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal control over financial reporting, we cannot assure you that we will not discover additional weaknesses in our internal control over financial reporting. Any such additional weaknesses or failure to adequately remediate any existing weakness could materially and adversely affect our financial condition and results of operations, as well as our ability to accurately report our financial condition and results of operations in a timely and reliable manner.

Additionally, the material weaknesses previously identified, or other material weaknesses or significant deficiencies we may become aware of in the future, could result in our determining that our controls and procedures are not effective in future periods or could result in a material misstatement of the consolidated financial statements that would not be prevented or detected.

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

As of December 31, 2020, in connection with our decision to terminate further in-house development of MTD201, our Q-Sphera formulation of octreotide, we recognized an impairment loss for in-process research and development of £9.3 million. In addition, because no other Q-Sphera products were advanced beyond the formulation stage as of December 31, 2020, we recognized an impairment of goodwill arising from our acquisition of Q Chip Limited in December 2014 of £2.3 million. Further, in connection with the termination of our license to panobinostat, the active ingredient for our MTX110 product, by Secura Bio, we recognized an impairment of an intangible asset of £0.8 million as of December 31, 2020. We had no impairment loss for the year ended December 31, 2021.

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

Risks Related to Our Business, Strategy and Industry

The effects of health epidemics, including the ongoing global coronavirus COVID-19 pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our clinical trials, preclinical studies and supply chains, depending on the location, duration and severity of disruptions to the systems affecting our business.

As of the date hereof, the COVID-19 pandemic, caused by the novel strain of coronavirus SARS-CoV-2, has caused substantial disruptions of economies and human societies worldwide for over two years. Efforts to contain the spread of the pandemic in the United Kingdom, Europe, the United States and in many other countries across the globe, have involved imposing widespread restrictions on travel, periodic quarantines and shelter-in-place orders, limitations on the permitted size of group gatherings, shuttering of businesses, implementation of programs for remote schooling, and other crisis-driven measures. Notwithstanding these efforts and remarkable successes achieved in the development and recent distribution of vaccines, vast portions of the populations in most countries have yet to be inoculated, and numerous nations and regions have experienced multiple surges that have sickened millions of people, strained the capacity of healthcare systems, and caused an estimated six million deaths worldwide. Over the course of the pandemic, government-imposed precautionary measures have been relaxed in certain countries or states as the spread of COVID-19 has decelerated, only to be reinstated in many jurisdictions due to an ensuing resurgence in cases. The concerning emergence of numerous new strains of COVID-19, which the current vaccines were not specifically designed to immunize against, casts more uncertainty over the future effects of the pandemic.

The duration, geographic scope and costs of the societal and economic disruptions caused by the COVID-19 pandemic cannot be reasonably estimated at this time, and it is not possible to accurately predict the extent of the adverse effects of the pandemic on our business. However, we have experienced certain impacts and may experience others which, if they continue for an extended period of time, could have material adverse effects on our operations and the execution of our business plans. Examples of these include the following:

•	We have experienced some delays in our clinical trials, in particular our Phase I trials of MTX110 in diffuse intrinsic pontine glioma, or DIPG, at Columbia University and in medulloblastoma at the University of Texas. Individuals defer seeking treatment, physicians have fewer in-person meetings to recruit and enroll patients, and recruited patients are hindered by restrictions in traveling to and accessing clinical sites. In addition, resources at hospitals have been diverted to dealing with the pandemic, causing delays in scheduling screening evaluations, implant procedures, and follow-up monitoring visits. As a result of the foregoing factors, the expected timeline for data readouts of our clinical trials may be negatively impacted, which would adversely affect our business.

•	We rely on third party service providers to assist us in managing and otherwise carrying out our nonclinical studies and clinical trials, and the outbreak may affect their ability to devote sufficient time and resources to our programs.

•	We rely on third party suppliers and contract manufacturers to produce materials for our clinical trials. We could experience supply chain delays or shortages with respect to these materials, which could impact our ability to meet current timetables for our clinical trials.

•	We previously temporarily closed our executive offices and implemented various governmental safety guidelines, including work-from-home policies for most employees. The effects of government orders and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

•	We have, from time to time, instituted work-from-home policies for certain of our employees, and this could adversely affect our operations, the productivity of our employees and our ability to conduct and complete our nonclinical studies and clinical trials.

•	The pandemic could cause delays in pursuing and obtaining governmental and other third-party reimbursement decisions, as the work of these organizations may be slowed due to personnel work-from-home measures and travel and other scheduling constraints.

•	In addition, the ability of the FDA, MHRA, EMA and other regulatory authorities or other bodies to engage in routine regulatory and oversight activities, such as the review and authorization or certification of new products and the inspection of manufacturing and clinical trial sites, may be affected by the COVID-19 pandemic. The FDA, MHRA, EMA and other regulatory authorities or other bodies may have slower response times or be under-resourced. If the global health concerns continue to disrupt or prevent regulatory authorities from conducting their regular reviews, inspections, or other regulatory activities, it could significantly impact the timely review and process our marketing applications, clinical trial authorizations, or other regulatory submissions, which could have a material adverse effect on our business.

•	The near- and longer-term future impacts of the COVID-19 pandemic on global and national economies, and related impacts on the availability of investment capital in financial markets, continues to be uncertain. Continued economic disruptions could cause a contraction in equity capital and debt markets, making access to financing unavailable on acceptable terms or at all.

The global COVID-19 pandemic continues to evolve rapidly. We do not yet know the full extent of potential delays or impacts on our business, our licensing efforts, our clinical studies, our research programs, healthcare systems or the global economy. However, these effects could have a material impact on our operations, and we continue to monitor the COVID-19 situation closely. The full extent to which the COVID-19 pandemic will impact our business operations, financial condition, results of operations, and cash flows will depend on future developments, including, but not limited to, the ultimate severity, scope and duration of the pandemic before it is brought under control, the pace at which governmental and private travel and other restrictions and concerns about public gatherings will ease, the rate at which historically large increases in unemployment rates will decrease, and the speed with which national economies recover, all of which are highly uncertain. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

In 2020, our license agreement related to panobinostat, the active pharmaceutical ingredient in our MTX110 product, was terminated by Secura Bio. Because of this, we believe that the relevant Secura Bio patents may delay a launch of MTX110, which could have a material adverse effect on our business, financial condition and results of operations.

We entered into a License Agreement, executed on or about June 6, 2017, or the License Agreement, by and between Midatech Limited and Novartis AG, or Novartis, which Novartis subsequently transferred to Secura Bio, or the Secura License Agreement. Pursuant to the Secura License Agreement, Midatech Limited was granted a worldwide, sublicenseable license to certain patents of panobinostat, the active pharmaceutical ingredient of Midatech’s development product MTX110. Midatech Limited’s rights are limited to the treatment of brain cancer in humans, administered by convection-enhanced delivery. We received a letter dated June 1, 2020, sent on behalf of Secura Bio purporting to terminate the Secura License Agreement “effective immediately,” the reason specified being that we were proposing to liquidate the Company. Despite our assurances to the contrary, and despite our repeated requests that Secura Bio withdraw its termination, Secura Bio reaffirmed the termination and reasons therefor and the agreement was thus terminated. We received a further letter sent on behalf of Secura Bio dated May 21, 2021 purporting to terminate the Secura License Agreement a second time for alleged material breaches of the agreement, and demanding a non-exclusive, fully paid-up, royalty-free, perpetual license to Midatech’s MTX110 intellectual property. This demand was refused based upon, among other things, Secura Bio’s previous termination of the License Agreement in 2020.

We view MTX110 as an important asset and currently have two ongoing clinical trials for MTX110 and intend to commence two further clinical trials as part of our MTX110 clinical program. While we continue to enjoy freedom to use panobinostat for research purposes and we plan to continue to pursue development of MTX110, we believe that the relevant Secura Bio patents may delay a launch of MTX110 for use in patients with DIPG. We do not, however, anticipate it would have any impact on launching MTX110 for use in patients with glioblastoma multiforme. If we are unable to launch a product candidate until the patent expires, there could be a material adverse effect on our business, financial condition and results of operations.

Further, should Secura Bio continue to interfere with our ongoing business by, among other things, challenging the legality of the termination of the Secura License Agreement, the uncertainty and diversion of time and resources associated could have a material adverse effect on our business, financial condition and prospects, and we cannot assure you that we would be successful in resolving such dispute.

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

We have undertaken in the past, and may in the future undertake, strategic acquisitions. Failure to integrate acquisitions could adversely affect our value.

 One of the ways we have grown our pipeline and business in the past is through strategic acquisitions of other businesses, products, and technologies. We may, from time to time, evaluate additional acquisition opportunities, and may, in the future, strategically make further acquisitions of, and investments in, businesses, products and technologies when we believe the opportunity is advantageous to our prospects. There can be no assurance that in the future we will be able to find appropriate acquisitions or investments. In connection with these acquisitions or investments, we may:

•	issue stock that would dilute our shareholders’ percentage of ownership;
•	be obligated to make milestone or other contingent or non-contingent payments;
•	incur debt and assume liabilities; and
•	incur amortization expenses related to intangible assets or incur large and immediate write-offs.

We also may be unable to find suitable acquisition candidates and may not be able to complete acquisitions on favorable terms, if at all, or obtain adequate financing for such acquisitions. If we do complete an acquisition, this may not ultimately strengthen our competitive position or ensure that we will not be viewed negatively by customers, financial markets or investors. Further, acquisitions could also pose numerous additional risks to our operations, including:

•	problems integrating the purchased business, products or technologies without substantial costs, delays or other problems;
•	increases to our expenses;
•	the failure to have discovered undisclosed liabilities of the acquired asset or company for which we may not be adequately indemnified;
•	diversion of management’s attention from their day-to-day responsibilities and our core business;
•	inability to enforce indemnification and non-compete agreements;
•	the failure to successfully incorporate acquired products or technologies into our business;
•	the failure of the acquired business, products or technologies to perform as well as anticipated;
•	the failure to realize expected synergies and cost savings;
•	unexpected safety issues and/or clinical trial failure of the acquisition’s products;
•	harm to our operating results or financial condition, particularly during the first several reporting periods after the acquisition is completed;
•	entrance into markets in which we have limited or no prior experience; and
•	potential loss of key employees or customers, particularly those of the acquired entity.

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

Our development efforts are in the early stages. All of our product candidates are in clinical development or preclinical development phases. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

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

In 2018, we embarked on first-in-human clinical trial program for our MTD201 and MTX110 products, with MTD201 completing our Phase I study in the third quarter of 2018, with an additional Phase I study completed in the third quarter of 2019. The MTX110 Phase I clinical study completed in the fourth quarter of 2020. In 2020, Phase I clinical trials of MTX110 were initiated by the University of Texas in medulloblastoma, and by Columbia University in DIPG. In connection with the termination of our MTD201 program, we have determined not to conduct additional clinical trials in humans, other than pilot trials to establish proof of concept in indications other than those for which the drug is approved. We expect our licensing partners will be responsible for future clinical trials. We and any of our current or potential licensing partners may experience delays in ongoing or future clinical trials and we do not know whether planned clinical trials will begin or enroll subjects on time, need to be redesigned or be completed on schedule, if at all.

There is no assurance that clinical trials of MTX110 or any other future clinical trials our other product candidates, will be successful or will generate positive clinical data and we may not receive marketing approval from the FDA, European Commission, or other regulatory authorities for any of our product candidates. We have limited experience submitting new drug applications, or NDAs, biologics license applications, or BLAs, and investigational new drug applications, or INDs, to the FDA, as well as clinical trial applications, or CTAs, or marketing authorization applications, or MAAs, to the EMA. MTX110 is in initial clinical development, currently being studied in an ongoing investigator-initiated study. There can be no assurance that the FDA will permit any of our future NDAs, BLAs, or INDs, including the NDA for MTX110 or any future INDs for our other product candidates, to go into effect in a timely manner or at all. Without an IND or CTA for a product candidate, we will not be permitted to conduct clinical trials in the United States or the European Union, respectively, of such product candidate.

Drug or biological product development is a difficult, long, time-consuming, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Failure to obtain regulatory approval for our product candidates will prevent us from commercializing and marketing them. Clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

•	delay or failure to complete preclinical studies;

•	insufficient financial and other resources to complete the necessary preclinical studies and clinical trials;

•	delay or failure in reaching agreement with the applicable regulatory authorities on a trial design;

•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical study;

•	delay or failure in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial providers and sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delay or failure in obtaining institutional review board, or IRB, or the approval of other reviewing entities, including foreign regulatory authorities, to conduct a clinical trial at each site;

•	failure to recruit, or subsequent withdrawal of, clinical trial sites from clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

•	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

•	delay or failure in having subjects complete a trial or return for post-treatment follow-up;

•	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

•	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication;

•	failure of third party clinical trial managers or clinical sites to satisfy contractual duties or meet expected deadlines;

•	failure to receive the recommendation of health technology assessment bodies such as the U.S. Agency for Healthcare Research and Quality, and other relevant international bodies or agencies responsible for pricing and utilization determinations;

•	delay or failure in adding new clinical trial sites;

•	ambiguous or negative interim results, or results that are inconsistent with earlier results;

•	from the EMA, the MHRA, the FDA, the IRB, data safety monitoring boards, or other regulatory authority, or results from earlier stage or concurrent preclinical and clinical studies, which might require modification to the protocol for a given study;

•	decisions by the EMA, the MHRA, the FDA, the IRB, other regulatory authorities, or us, or recommendation by a data safety monitoring board or other regulatory authority, to suspend or terminate a clinical trial at any time for safety issues or for any other reason;

•	unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects;

•	failure to demonstrate a benefit from using a drug over existing marketed products;

•	manufacturing issues, including problems with manufacturing or obtaining from third parties sufficient quantities of raw materials, active pharmaceutical ingredients, or API, or product candidates for use in clinical trials; and

•	changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Many of these factors are beyond our control. If we experience delays in the completion of, or termination of, any ongoing or future clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing clinical trials may slow down our product candidate development and approval process and jeopardize the ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. It is possible that none of our product candidates will ever complete successfully the clinical development process and obtain regulatory approval, even if we expend substantial time and resources seeking such approval.

Negative results in the development of our lead product candidates may also prevent or delay our ability to continue or conduct clinical programs or receive regulatory approvals for our other product candidates. For example, although we believe our preclinical studies and animal testing of MTX110 demonstrate indications of acceptable safety and effectiveness profiles, future clinical trials may fail to demonstrate adequate levels of safety or effectiveness. Moreover, anti-tumor activity may be different in each tumor type that we plan to evaluate in the clinical trial. Therefore, even though we plan to pursue clinical development for multiple tumor types, the tumor response may be low in patients with some cancers compared to others. As a result, we may be required to discontinue development of MTX110 for patients with those tumor types and/or mutations due to insufficient clinical benefit, while continuing development for a more limited population of patients. Consequently, in order to obtain regulatory approval, we may have to reach agreement with the FDA on defining the optimal patient population, study design, and size, any of which may require significant additional resources and delay our clinical trials and ultimately the approval, if any, of any of our product candidates.

We may experience setbacks that could delay or prevent regulatory approval of, or our ability to commercialize, our product candidates, including:

•	negative or inconclusive results from our preclinical studies or clinical trials or positive results from the clinical trials of others for product candidates similar to ours leading to their approval, and evolving to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

•	product-related side effects experienced by patients or subjects in our clinical trials or by individuals using drugs or therapeutics that we, the FDA, other regulators or others view as relevant to the development of to our product candidates;

•	delays in submitting INDs or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

•	conditions imposed by the FDA or comparable foreign authorities regarding the scope or design of our clinical trials, including our clinical endpoints;

•	inability to maintain compliance with regulatory requirements, including current good manufacturing practices, or cGMP, and complying effectively with other procedures;

•	inadequate supply or quality of product candidates or other materials necessary for the conduct of our clinical trials;

•	greater than anticipated clinical trial costs;

•	inability to compete with other therapies;

•	poor efficacy of our product candidates during clinical trials;

•	trial results taking longer than anticipated;

•	trials being subjected to fraud or data capture failure or other technical mishaps leading to the invalidation of our trials;

•	the results of our trials not supporting application for conditional approval in the EU;

•	unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;

•	failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

•	delays related to the impact of the spread of the COVID-19 pandemic, including the impact of COVID-19 on the FDA’s ability to continue its normal operations;

•	delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical development generally or with respect to our technology in particular; or

•	varying interpretations of data by the FDA and similar foreign regulatory agencies.

In addition, because we have limited financial and personnel resources and are focusing primarily on developing our lead product candidates, we may forgo or delay pursuit of other future product candidates that may prove to have greater commercial potential and may fail to capitalize on viable commercial products or profitable market opportunities. If we do not accurately evaluate the commercial potential or target market for a future product candidate, we may relinquish valuable rights to those future product candidates through collaboration, licensing, or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such future product candidates.

The results of preclinical studies and early clinical trials are not always predictive of future results. Any product candidate that we advance in clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval.

The research and development of drugs and biological products is expensive and extremely risky. Only a small percentage of product candidates that enter the development process ever receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. The outcome of clinical testing is uncertain. We may face unforeseen challenges in our product candidate development strategy, and we can provide no assurances that any of our clinical trials will be conducted as planned or completed on schedule, or at all, that we will ultimately be successful in our current and future clinical trials, or that our product candidates will be able to receive regulatory approval. A failure of one or more clinical trials can occur at any stage of testing, which may result from a multitude of factors, including, among other things, flaws in study design, dose selection issues, placebo effects, patient enrollment criteria and failure to demonstrate favorable safety or efficacy. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and preliminary or interim results of a clinical trial do not necessarily predict final results. For example, it is not uncommon for product candidates to exhibit unforeseen safety or efficacy issues when tested in humans despite promising results in preclinical animal models. Accordingly, we cannot assure you that any clinical trials that we may conduct will demonstrate consistent or adequate efficacy and safety to support marketing approval. In general, the FDA and regulatory authorities outside the United States require two adequate and well-controlled clinical trials demonstrating safety and effectiveness, including a Phase III clinical trial, before granting marketing approval of a drug product.

Many companies in the pharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Furthermore, the failure of MTX110 or any other product candidates that we develop to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of other product candidates that we develop or cause regulatory authorities to require additional testing before approving any of our product candidates.

If we are required to conduct additional clinical trials or other testing of MTX110 or our other product candidates, if we are unable to successfully complete clinical trials of MTX110 or our other product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive, if there are safety concerns or if we determine that the observed safety or efficacy profile would not be competitive in the marketplace, we may:

•	incur unplanned costs;

•	be delayed in obtaining marketing approval for MTX110 or other product candidates we develop;

•	not obtain marketing approval at all;

•	obtain marketing approval in some countries and not in others;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in clinical trials or in obtaining marketing approvals. We do not know whether any of our clinical trials will continue or begin as planned, will need to be restructured or will be completed on schedule, or at all. We may also decide to change the design or protocol of one or more of our clinical trials, including to add additional patients or arms, which could result in increased costs and expenses or delays. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

We or our collaborators may experience delays or difficulties in the enrollment and/or retention of patients in clinical trials, which could delay or prevent our receipt of necessary regulatory approvals.

Successful and timely completion of clinical trials will require that we or our collaborators sponsoring trials for our product candidates enroll a sufficient number of patients. Patient enrollment, which is an important factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population and competition for patients eligible for our clinical trials with competitors which may have ongoing clinical trials for product candidates that are under development to treat the same indications as one or more of our product candidates, or approved products for the conditions for which we are developing our product candidates.

Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA, or comparable foreign regulatory authorities. We cannot predict how successful we or our collaborators will be at enrolling subjects in future clinical trials. Subject enrollment is affected by other factors including:

•	the severity and difficulty of diagnosing the disease under investigation;

•	the eligibility and exclusion criteria for the trial in question;

•	the size of the patient population and process for identifying patients;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the design of the trial protocol;

•	the perceived risks and benefits of the product candidate in the trial in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	the availability of competing commercially available therapies and other competing therapeutic candidates’ clinical trials for the disease or condition under investigation, including for melanoma and other cancers in a first-line setting;

•	the willingness of patients to be enrolled in our clinical trials;

•	the risk that subjects enrolled in clinical trials will drop out of our trials before completion;

•	our ability to obtain and maintain clinical trial subject informed consents

•	the efforts to facilitate timely enrollment in clinical trials;

•	potential disruptions caused by the COVID-19 pandemic, including difficulties in initiating clinical sites, enrolling and retaining participants, diversion of healthcare resources away from clinical trials, travel or quarantine policies that may be implemented, and other factors;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	the proximity and availability of clinical trial sites for prospective patients.

Inability to enroll a sufficient number of patients for clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in these clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing. Furthermore, we expect to rely on contract research organizations (CROs) and clinical trial sites to ensure the proper and timely conduct of our clinical trials and we will have limited influence over their performance.

The regulatory approval processes in the United States and Europe are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business may be substantially harmed.

The time required to obtain approval for a product candidate by the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities is unpredictable, and it typically takes many years following the commencement of preclinical studies and clinical trials, if approval is obtained at all, and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate, and it is possible that we may never obtain regulatory approval for any product candidate we may seek to develop in the future. Neither we nor any current or future collaborator is permitted to market any drug product candidates in the United States until we receive regulatory approval of a NDA from the FDA, and we cannot market it in the European Union or the United Kingdom until we receive a marketing authorization approval from the EMA or the MHRA, respectively, or in any other country until we obtain regulatory authorization as required under the laws of such country.

Our product candidates could fail to receive regulatory approval from the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities for many reasons, including:

•	disagreement with the design or implementation of the clinical trials;

•	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

•	failure of clinical trial results to meet the level of statistical significance required for approval;

•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	disagreement with our interpretation of data from preclinical studies or clinical trials;

•	the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a NDA, BLA, MAA or other submission or to obtain regulatory approval;

•	regulatory authorities may find deficiencies in good clinical practice, or GCP, compliance or may find our record keeping, or the record keeping of our clinical trial sites, to be inadequate;

•	disapproval of the manufacturing processes or facilities of third party manufacturers with whom we or any licensing partner contracts with for clinical and commercial supplies; or

•	changes in approval policies or regulations that render the preclinical and clinical data insufficient for approval.

Of the large number of products in development, only a small percentage successfully complete the FDA, EMA, MHRA, or other comparable regulatory approval processes and are commercialized. The lengthy approval and marketing authorization process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval and marketing authorization to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

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

Undesirable side effects caused by any of our product candidates could cause us, our licensing partners, if any, or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the EMA, the MHRA, the FDA or other comparable foreign regulatory authority. Results of the clinical trials could reveal a high and unacceptable severity and prevalence of side effects or risks associated with a product candidate’s use. In such an event, our trials could be suspended or terminated and the regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

Even if we receive regulatory approval of any product candidates, we will be subject to ongoing regulatory oversight and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with any of our product candidates.

Our product candidates, if they receive regulatory approval, will be subject to the ongoing requirements of the EMA, the MHRA, the FDA and other regulatory agencies governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and listing, as well as continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-approval. The safety profile of any product is closely monitored by the EMA, the MHRA, the FDA and other regulatory authorities after approval. If the EMA, the MHRA, the FDA or other regulatory authorities become aware of new safety information after approval of any of our products or product candidates, regulatory authorities may require labeling changes or establishment of a risk mitigation strategy or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

In addition, manufacturers of drug and biological products and their facilities are subject to continual review and periodic inspections by the EMA, the MHRA, the FDA and other governmental regulatory authorities for compliance with cGMP regulations. If a previously unknown problem with a product, such as adverse events of unanticipated severity or frequency, or a problem with the facility where the product is manufactured is discovered, a regulatory agency may impose restrictions on that product, the manufacturing facility or the party commercializing the product, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	mandate modifications to, or the withdrawal of, marketing and promotional materials or require corrective information to be provided to healthcare practitioners;

•	require the violating party to enter into a consent decree, which can include the imposition of various fines, reimbursements of inspection costs, required due dates for specific actions and penalties for noncompliance;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	require revisions to the labeling, including limitations on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

•	suspend, vary or withdraw regulatory approval;

•	require additional post-market clinical trials to assess the safety of the product;

•	suspend any ongoing clinical studies;

•	refuse to approve pending applications or supplements to applications filed by us or any licensing partner;

•	suspend or impose restrictions on operations, the products, manufacturing or ourselves;

•	require a change to the product labeling; or

•	seize or detain products, refuse to permit the import or export of products or require a product recall.

In the EU, the EMA may require an equivalent risk management plan (RMP). Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

The occurrence of any of these events or penalties described above may inhibit our ability to generate revenue from product candidates that are commercialized by any of our licensing partners.

The FDA’s, EMA’s, MHRA’s, and other comparable foreign regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Obtaining and maintaining regulatory approval of MTX110 or any of our other product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of MTX110 or our other product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of MTX110 or any of our other product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, similar foreign regulatory authorities must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval and licensure procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining similar foreign regulatory approvals and compliance with similar foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

We seek to establish agreements with potential licensing partners and collaborators and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our current development and commercialization strategy is to deploy our proprietary drug delivery technologies to formulate a compelling portfolio of novel first-in-class sustained release formulations of products with significant commercial potential for licensing to pharmaceutical company partners at proof-of-concept stage, which would potentially result in revenue generation from product royalty and/or milestone deals. We seek to work with licensing or collaboration partners for the development and commercialization of one or more of our product candidates. For example, in January 2019, we entered into that certain Licensing, Collaboration and Distribution Agreement, or the CMS License Agreement, with China Medical Systems Holdings Limited, or CMS, as guarantor, and two of its wholly owned subsidiaries, CMS Bridging Limited, or CMS Bridging, and CMS Medical Hong Kong Limited, or CMS Medical HK, each a CMS Party, pursuant to which, among other things, we agreed to license certain of our products to the CMS Parties in exchange for, among other things, royalty revenue. In June 2020, we announced a research and development collaboration with Dr. Reddy’s Laboratories Ltd., or Dr. Reddy’s, under which we evaluated the feasibility of applying Q-Sphera technology to molecules nominated by Dr. Reddy’s. The collaboration was subsequently terminated by mutual agreement. In July 2020, we announced a similar collaboration with an unnamed European affiliate of a global healthcare company, which was subsequently extended in January 2022 and the collaboration partner disclosed as Janssen Pharmaceutical NV, a subsidiary of Johnson & Johnson. Likely future collaborators may include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies.

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

Healthcare legislative reform and government price control measures may have a material adverse effect on our business and results of operations

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our current product candidates and any future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell a product for which we obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA), was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjected biological products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs and biologics, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% (increased from 50% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs and biologics to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs or biologics to be covered under Medicare Part D.

Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, re-examining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administration or other efforts, if any, to challenge, repeal or replace the ACA will impact the ACA or our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through June 30, 2022 (a 1% sequester will apply from April 1, 2022 through June 30, 2022) due to the COVID-19 pandemic, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. As another example, the 2021 Consolidated Appropriations Act signed into law on December 27, 2020 incorporated extensive healthcare provisions and amendments to existing laws, including a requirement that all manufacturers of drugs and biological products covered under Medicare Part B report the product’s average sales price, or ASP, to Department of Health and Human Services (HHS) beginning on January 1, 2022, subject to enforcement via civil money penalties.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. Although a number of these and other measures may require additional authorization to become effective, Congress and the current U.S. administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. Moreover, in July 2021, President Biden issued a sweeping executive order on promoting competition in the American economy that includes several mandates pertaining to the pharmaceutical and healthcare insurance industries. Among other things, the executive order directs the FDA to work towards implementing a system for importing drugs from Canada (following on a Trump administration notice-and-comment rulemaking on Canadian drug importation that was finalized in October 2020). The Biden order also called on HHS to release a comprehensive plan to combat high prescription drug prices, and it includes several directives regarding the Federal Trade Commission’s oversight of potentially anticompetitive practices within the pharmaceutical industry. The drug pricing plan released by HHS in September 2021 in response to the executive order makes clear that the Biden Administration supports aggressive action to address rising drug prices, including allowing HHS to negotiate the cost of Medicare Part B and D drugs, but such significant changes will require either new legislation to be passed by Congress or time-consuming administrative actions. Accordingly, there remains a large amount of uncertainty regarding the federal government’s approach to making pharmaceutical treatment costs more affordable for patients.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, California requires pharmaceutical manufacturers to notify certain purchasers, including health insurers and government health plans at least 60 days before any scheduled increase in the wholesale acquisition cost (WAC), of their product if the increase exceeds 16%, and further requires pharmaceutical manufacturers to explain whether a change or improvement in the product necessitates such an increase. Similarly, Vermont requires pharmaceutical manufacturers to disclose price information on certain prescription drugs, and to provide notification to the state if introducing a new drug with a WAC in excess of the Medicare Part D specialty drug threshold. In December 2020, the U.S. Supreme Court also held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers, or PBMs, and other members of the healthcare and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

We expect that the ACA, the recent laws described above, and other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize or product candidates, if approved. Further, it is possible that additional governmental action will be taken in response to the COVID-19 pandemic.

Outside of the United States, particularly in the European Union, the coverage status and pricing of prescription pharmaceuticals and biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. Furthermore, the requirements may differ across the E.U. Member States. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed. Also, at national level, actions have been taken to enact transparency and anti-gift laws (similar to the US Physician Payments Sunshine Act) regarding payments between pharmaceutical companies and healthcare professionals.

Coverage and adequate reimbursement may not be available for our current or any future product candidates, which could make it difficult for us to sell profitably, if approved.

Market acceptance and sales of any product candidates that we commercialize, if approved, will depend in part on the extent to which reimbursement for these products and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations and private health insurers. Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. Third-party payors decide which therapies they will pay for and establish reimbursement levels. Third-party payors in the United States often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any product candidates that we develop will be made on a payor-by-payor basis. One payor’s determination to provide coverage for a drug does not assure that other payors will also provide coverage for the drug. Additionally, a third-party payor’s decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. We may incur significant costs to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates, in addition to the costs required to obtain FDA approvals. Our product candidates may not be considered medically necessary or cost-effective.

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

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for our products can differ significantly from payor to payor. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates, once approved.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for any product that we may commercialize and, if reimbursement is available, what the level of reimbursement will be. Even if favorable coverage and reimbursement status is attained for one or more product candidates for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Inadequate coverage and reimbursement may impact the demand for, or the price of, any drug for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our current and any future product candidates that we develop.

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

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by such parties could include intentional failures to comply with applicable regulations, provide accurate information to regulatory authorities, comply with manufacturing standards, comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Business Conduct and Ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we have taken to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

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

Any economic downturn either globally, regionally or locally, including the economic downturn due to COVID-19 or due to geopolitical instability, in any country in which we operate may have an adverse effect on the demand for any products derived from our product candidates. A more prolonged economic downturn may lead to an overall decline in our sales, limiting our ability to generate a profit and positive cash flow. The markets in which we expect the products to be offered are directly affected by many national and international factors that are beyond our control, such as political, economic, currency, social and other factors.

Our business may be impacted by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties beyond our control.

War, terrorism, geopolitical uncertainties and other business interruptions could cause damage to disrupt or cancel the conduct of our planned clinical trials on a global or regional basis, which could have a material adverse effect on our business, clinical sites or vendors with which we do business. Such events could also decrease patient demand to enroll in our clinical trials or make it difficult or impossible for us to deliver products and services to our clinical investigational sites. In addition, territorial invasions can lead to cybersecurity attacks on companies, such as ours, located far outside of the conflict zone. In the event of prolonged business interruptions due to geopolitical events, we could incur significant losses, require substantial recovery time and experience significant expenditures in order to resume our business or clinical operations. We have no operations in Russia or Ukraine, but we do not and cannot know if the current uncertainties in these geopolitical areas, which are unfolding in real-time, may escalate and result in broad economic and security conditions or rationing of medical supplies, which could limit our ability to conduct clinical trials or result in material implications for our business.

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

We may incur substantial costs in our efforts to comply with evolving global data protection laws and regulations, and any failure or perceived failure by us to comply with such laws and regulations may harm our business and operations.

We maintain a large quantity of sensitive information, including confidential business and personal information in connection with the conduct of our clinical trials and related to our employees, and we are subject to laws and regulations governing the privacy and security of such information. In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues, including with respect to regulatory enforcement and private litigation, which may affect our business and is expected to increase our compliance costs and exposure to liability. In the United States, numerous federal and state laws and regulations could apply to our operations or the operations of our partners, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations, that govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by HITECH and regulations promulgated thereunder. Depending on the facts and circumstances, we could be subject to significant penalties if we obtain, use, or disclose, or are subject to an actual or alleged data breach regarding, individually identifiable health information in a manner that is not authorized or permitted by HIPAA.

In the European Union, the General Data Protection Regulation (EU) 2016/679, or GDPR, lays down the legal framework for data protection and privacy. The GDPR applies directly in all European Union member states (until December 31, 2020, this included the United Kingdom) and applies to companies with an establishment in the European Economic Area, or EEA, and to certain other companies not in the EEA that offer or provide goods or services to individuals located in the EEA or monitor the behavior of individuals located in the EEA. In the United Kingdom, the GDPR has been converted into United Kingdom domestic law, pursuant to the Data Protection, Privacy and Electronic Communications (Amendments etc.)(EU Exit) Regulations 2019 (as amended), which makes some minor technical amendments to ensure the GDPR is operable in the United Kingdom, or the UK GDPR. The UK GDPR is also supplemented by the Data Protection Act 2018. United Kingdom and European Union data protection law is therefore aligned. The GDPR and UK GDPR implement stringent operational requirements for controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. The GDPR provides that European Union member states may make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in differences between member states, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition.

Failure to comply with European Union laws, including failure under the GDPR and UK GDPR, Data Protection Act 2018, ePrivacy Directive and other laws relating to the security of personal data may result in fines up to €20 million (or £17.5 million under the UK GDPR) or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR includes restrictions on cross-border data transfers. Failure to comply with the GDPR and related laws may lead to increased risk of private actions from data subjects and consumer not-for-profit organizations, including a new form of class action that is available under the GDPR. While we do not routinely handle or process personal data, we do maintain a database of employee information; however, since the GDPR and UK GDPR only came into effect recently, the potential risks associated with non-compliance therewith are uniquely difficult to predict.

We may in the future be unable to retain and recruit qualified scientists, key executives and directors, key employees or key consultants, may delay our development efforts or otherwise harm our business.

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

Risks related to our intellectual property

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

We may face potential product liability, and, if successful claims are brought against us, we may incur substantial liability and costs. If the use of our product candidates harms patients or is perceived to harm patients even when such harm is unrelated to our product candidates, our regulatory approvals could be revoked or otherwise negatively impacted and we could be subject to costly and damaging product liability claims.

In carrying out our activities, we may potentially face contractual and statutory claims, or other types of claims from customers, suppliers and/or investors. In addition, we are exposed to potential product liability risks that are inherent in the research, development, production and supply of products. Subjects enrolled in our clinical trials, consumers, healthcare providers or other persons administering or selling products based on our and our collaborators’ technology may be able to bring claims against us based on the use of such products. If we cannot successfully defend ourselves against claims that any product candidates commercialized caused injuries, we could incur substantial costs and liabilities. Irrespective of their merits or actual outcome, liability claims may result in:

•	decreased demand for any product candidates that we may develop;

•	withdrawal of clinical trial participants;

•	termination of clinical trials;

•	significant negative media attention and injury to our reputation;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial subjects or patients;

•	loss of revenue;

•	diversion of management and scientific resources from our business operations; and

•	the inability to commercialize any products that we may develop.

While we have obtained product liability coverage, our insurance coverage may not be sufficient to cover our entire product liability related expenses or losses and may not cover us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, we may not be able to maintain insurance coverage at a reasonable cost, in sufficient amounts or upon adequate terms to protect us against losses due to product liability. If we determine that it is prudent to increase our product liability, we may be unable to obtain this increased product liability insurance on commercially reasonable terms or at all. Large judgments have been awarded in class action or individual lawsuits based on drugs that had unanticipated side effects, including side effects that may be less severe than those of our products. A successful product liability claim or series of claims brought against us could cause the price of the Ordinary Shares and/or Depositary Shares to decline and, if judgments exceed our insurance coverage, could decrease our cash and have a material adverse effect our business, results of operations, financial condition and prospects.

Risks Related to our Relationships with Third Parties

We rely on third parties to conduct our preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We are, and may continue to be, reliant on other parties for the successful development and commercialization of many of our product candidates. We rely upon CROs for the conduct of our clinical studies. We rely on these parties for execution of our preclinical and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs or collaboration partners does not relieve us of our regulatory responsibilities. We also rely on third parties to assist in conducting our preclinical studies in accordance with good laboratory practices, or GLP, and requirements with respect to animal welfare. We and our CROs or collaboration or licensing partners are required to comply with GCP, which are regulations and guidelines enforced by the MHRA, the FDA, the EMA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce these GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or partners fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the EMA, the MHPA, the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be assured that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP requirements. In addition, our clinical trials must be conducted with product produced under cGMP requirements. Failure to comply with these regulations may require us to repeat preclinical and clinical trials, which would delay the regulatory approval process.

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

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms, or at all. Entering into arrangements with alternative CROs, clinical trial investigators or other third parties involves additional cost and requires management focus and time, in addition to requiring a transition period when a new CRO, clinical trial investigator or other third party begins work. If third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain are compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such third parties are associated with may be extended, delayed or terminated, and we may not be able to obtain marketing approval for or successfully commercialize our product candidates. As a result, we believe that our financial results and the commercial prospects for our product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

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

We rely on third parties to manufacture our product candidates, and we expect to continue to rely on third parties for the clinical as well as any future commercial supply of our product candidates and other future product candidates. The development of our current and future product candidates, and the commercialization of any approved products, could be stopped, delayed or made less profitable if any such third party fails to provide us with sufficient clinical or commercial quantities of such product candidates or products, fails to do so at acceptable quality levels or prices or fails to achieve or maintain satisfactory regulatory compliance.

We do not currently have, and we do not plan to build, the infrastructure or capability internally to manufacture current product candidates or any future product candidates for use in the conduct of our clinical trials or, if approved, for commercial supply. We rely on, and expect to continue to rely on, contract manufacturing organizations (CMOs). Reliance on third-party contractors may expose us to more risk than if we were to manufacture our product candidates ourselves. We do not control the manufacturing processes of the CMOs we contract with and are dependent on those third parties for the production of our product candidates in accordance with relevant applicable regulations, such as cGMP, which include, among other things, quality control, quality assurance and the maintenance of records and documentation.

In complying with the manufacturing regulations of the FDA and other comparable foreign regulatory authorities, we and our third-party manufacturers must spend significant time, money and effort in the areas of design and development, testing, production, record-keeping and quality control to assure that the product candidates meet applicable specifications and other regulatory requirements. If either we or our CMOs fail to comply with these requirements, we may be subject to regulatory enforcement action, including the seizure of product candidates and shutting down of production.

Even if we are able to establish and maintain agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•	reliance on the third party for regulatory, compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

We or our third-party manufacturers may encounter shortages in the raw materials or APIs necessary to produce our product candidates in the quantities needed for our clinical trials or, if our product candidates are approved, in sufficient quantities for commercialization or to meet an increase in demand, as a result of capacity constraints or delays or disruptions in the market for the raw materials or active pharmaceutical ingredients, including shortages caused by the purchase of such raw materials or APIs by our competitors or others. The failure by us or our third-party manufacturers to obtain the raw materials or APIs necessary to manufacture sufficient quantities of our product candidates, may have a material adverse effect on our business.

Our third-party manufacturers are subject to inspection and approval by regulatory authorities before we can commence the manufacture and sale of any of our product candidates, and thereafter are subject to ongoing inspection from time to time. Our third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in regulatory actions, such as the issuance of notices of inspectional observations, warning letters or sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products. If any of our third-party suppliers fails to comply with cGMP or other applicable manufacturing regulations, our ability to develop and commercialize our product candidates could suffer significant interruptions.

Any disruption, such as a fire, natural hazards or vandalism at our CMOs, or any impacts on our CMOs due to the COVID-19 pandemic, could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months of manufacturing delays as we build facilities or locate alternative suppliers and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. If changes to CMOs occur, then there also may be changes to manufacturing processes inherent in the setup of new operations for our product candidates and any products that may obtain approval in the future. Any such changes could require the conduct of bridging studies before we can use any materials produced at new facilities or under new processes in clinical trials or, for any products reaching approval, in our commercial supply. Further, business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of any CMOs could have drastic consequences, including placing our financial stability at risk.

Our product candidates and any drugs that we may develop may compete with other product candidates and drugs for access to manufacturing facilities. There are no assurances we would be able to enter into similar arrangements with other manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval.

If we were to experience an unexpected loss of supply of or if any supplier were unable to meet our clinical or commercial demand for any of our product candidates, we could experience delays in our planned clinical studies or commercialization. For example, the COVID-19 pandemic may impact our ability to procure sufficient supplies for the development of our current and future product candidates, and the extent of such impacts will depend on the severity and duration of the spread of the virus and the actions undertaken to contain COVID-19 or treat its effects. We could be unable to find alternative suppliers of acceptable quality and experience that can produce and supply appropriate volumes at an acceptable cost or on favorable terms. Moreover, our suppliers are often subject to strict manufacturing requirements and rigorous testing requirements, which could limit or delay production. The long transition periods necessary to switch manufacturers and suppliers, if necessary, would significantly delay our clinical trials and, for any product candidates that reach approval, the commercialization of our products, which would materially adversely affect our business, financial condition and results of operation.

We are dependent on third party suppliers, and if we experience problems with any of these third parties, the manufacturing of our product candidates could be delayed, which could harm our results of operations.

We are dependent upon certain qualified suppliers, of which there are a limited number, for the supply of raw materials, components, devices and manufacturing equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial pharmaceutical and biologics production. Additionally, these suppliers may also have upstream suppliers who supply materials, components, devices and manufacturing equipment, which may indirectly impact our business operations. Thus, the success of our business may be adversely affected by the underperformance of third parties, exploitation by third parties of our commercial dependence and by unforeseen interruptions to third parties’ businesses. Although the existence of several alternative suppliers for each function mitigates the risks associated with this dependence, as does the availability of commercial insurance in respect of the impact of accidental events, the failure of a third party to properly to carry out their contractual duties or regulatory obligations could be highly disruptive to our business. Supply chain failures can result in significant clinical or commercial supply interruptions which could materially hamper our ability to conduct clinical trials or to supply adequate commercial supplies, and efforts to qualify new suppliers can be costly and time consuming. Further, any action taken by a third party that is detrimental to our reputation could have a negative impact on our ability to register our trademarks and/or market and sell our products.

For some of these raw materials, components, devices and manufacturing equipment, we rely and may in the future rely on sole source vendors or a limited number of vendors. The supply of the reagents and other specialty materials and equipment that are necessary to produce our product candidates could be reduced or interrupted at any time. In such case, identifying and engaging an alternative supplier or manufacturer could result in delay, and we may not be able to find other acceptable suppliers or manufacturers on acceptable terms, or at all. Switching suppliers or manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines. If we change suppliers or manufacturers for commercial production, applicable regulatory agencies may require us to conduct additional studies or trials. If key suppliers or manufacturers are lost, or if the supply of the materials is diminished or discontinued, we may not be able to develop, manufacture and market our product candidates in a timely and competitive manner, or at all. An inability to continue to source product from any of these suppliers, which could be due to a number of issues, including regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages, unexpected demands or quality issues, could adversely affect our ability to satisfy demand for our product candidates, which could adversely and materially affect our product sales and operating results or our ability to conduct clinical trials, either of which could significantly harm our business.

As we continue to develop our product candidates and manufacturing processes, we expect that we will need to obtain rights to and supplies of certain materials and equipment to be used as part of that process. We may not be able to obtain rights to such materials on commercially reasonable terms, or at all, and if we are unable to alter our process in a commercially viable manner to avoid the use of such materials or find a suitable substitute, it would have a material adverse effect on our business. Even if we are able to alter our process so as to use other materials or equipment, such a change may lead to a delay in our clinical development and/or commercialization plans. If such a change occurs for product candidate that is already in clinical testing, the change may require us to perform both in vitro or in vivo comparability studies and to collect additional data from patients prior to undertaking more advanced clinical trials. These factors could cause the delay of studies or trials, regulatory submissions, required approvals or commercialization of product candidates that we develop, cause us to incur higher costs and prevent us from commercializing our product candidates successfully.

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

Our relationships with customers, healthcare providers, physicians, prescribers, purchasers, third party payors, charitable organizations and patients are subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Although we do not currently have any products on the market, upon commercialization of any of our product candidates, if approved, we will be subject to additional healthcare statutory and regulatory requirements and oversight by federal and state governments in the United States as well as foreign governments in the jurisdictions in which we conduct our business. Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of drug and biological products. Arrangements with third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute, or AKS, and the False Claims Act, or FCA, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute pharmaceutical products. In particular, the research of any of our product candidates, as well as the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials.

The healthcare laws that may affect us include: the federal fraud and abuse laws, including the AKS; false claims and civil monetary penalties laws, including the FCA and Civil Monetary Penalties Law; federal data privacy and security laws, including HIPAA, as amended by HITECH; and the federal Physician Payments Sunshine Act related to ownership and investment interests and payments and/or other transfers of value made to or held by physicians (including doctors, dentists, optometrists, podiatrists, and chiropractors) and teaching hospitals and, beginning in 2022, information regarding payments and transfers of value provided to other healthcare professionals, such as physician assistants and nurse practitioners among others, during the previous year. In addition, many states have similar laws and regulations that may differ from each other and federal law in significant ways, thus complicating compliance efforts. Moreover, several states require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Additionally, some state and local laws require the registration of pharmaceutical sales representatives in the jurisdiction.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from other aspects of its business.

It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, reputational harm, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Any action for violation of these laws, even if successfully defended, could cause a pharmaceutical manufacturer to incur significant legal expenses and divert management’s attention from the operation of the business. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way.

Risks Related to Ownership of Our Securities and Our Status as a U.S. Listed Company

The price of our Ordinary Shares and Depositary Shares may be volatile.

The trading price of our Ordinary Shares and Depositary Shares in both the United Kingdom and the United States has fluctuated, and is likely to continue to fluctuate, substantially in response to various factors, some of which are beyond our control, including limited trading volume. The stock market in general, and the market for pharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of these companies. As a result of this volatility, investors may not be able to sell their Ordinary Shares or Depositary Shares at or above the price paid for the Ordinary Shares or Depositary Shares, respectively.

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

These and other market and industry factors may cause the market price and demand for our Ordinary Shares and Depositary Shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their Ordinary Shares or Depositary Shares at or above the price paid for the Ordinary Shares or Depositary Shares, respectively, and may otherwise negatively affect the liquidity of our Ordinary Shares and Depositary Shares.  The realization of any of the above risks or any of a broad range of other risks, including those described in these “Risk Factors,” could have a dramatic and material adverse impact on the market price of our Ordinary Shares and Depositary Shares.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our Ordinary Shares and Depositary Shares may be volatile, and in the past, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation.  Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms.

Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming, and could divert our management’s attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ADSs and our ordinary shares.

The liquidity of our Depositary Shares and Ordinary Shares may have an adverse effect on our share price.

As at March 31, 2022, we had 98,468,413 Ordinary Shares outstanding. Of these shares, 41,594,935 of our Ordinary Shares were held as Depositary Shares. Some companies that have issued American depositary shares on United States stock exchanges have experienced lower levels of liquidity in their American depositary shares than is the case for their ordinary shares listed on their domestic exchange. Our Depositary Shares are traded on the NASDAQ Capital Market and our Ordinary Shares are traded on AIM. We cannot predict the effect of this dual listing on the value of our Ordinary Shares and Depositary Shares. However, the dual listing of our Ordinary Shares and Depositary Shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the Depositary Shares in the United States. The price of the Depositary Shares could also be adversely affected by trading in our Ordinary Shares on AIM. As a result of these and other factors, you may not be able to sell your Depositary Shares. In addition, investors may incur higher transaction costs when buying and selling Depositary Shares than they would incur in buying and selling common stock. An inactive market may also impair our ability to raise capital by selling Depositary Shares and Ordinary Shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Ordinary Shares as consideration.

Our Ordinary Shares and Depositary Shares trade on two different markets, which is costly to maintain and may result in price variations.

Our Depositary Shares are listed for trading on the NASDAQ Capital Market and our Ordinary Shares are traded on AIM.  As long as we are listed on these markets, we will continue to generate additional costs, including increased legal, accounting, investor relations and other expenses, in addition to the costs associated with the additional reporting requirements described elsewhere in this annual report.  Trading in our securities on these markets is made in different currencies and at different times, including as a result of different time zones, different trading days and different public holidays in the U.S. and the United Kingdom. Consequently, the effective trading prices of our securities on these two markets may differ. Any decrease in the trading price of our securities on one of these markets could cause a decrease in the trading price of our securities on the other market.

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

As of March 31, 2022, we had issued 2,881,500 options under the Midatech Pharma PLC Enterprise Management Incentive Plan, and 126,776 non-EMI options. In addition, we assumed options in connection with our acquisition of DARA in 2015, of which 2,835 were still outstanding. Further, as of March 31, 2022, we had issued outstanding warrants exercisable for (i) 630,000 Depositary Shares with an exercise price of $6.25 each (representing 3,1500,000 Ordinary Shares), (ii) 1,318,182 Depositary Shares with an exercise price of $2.05 each (representing 6,590,910 Ordinary Shares), (iii) 29,546 Depositary Shares with an exercise price of $2.0625 each (representing 147,730 Ordinary Shares), (iv) 6,999,999 Ordinary Shares with an exercise price of £0.34 each, and (v) 4,080 Ordinary Shares with a weighted average exercise price of $61.03 per share (assumed pursuant to the acquisition of DARA in 2015). We may also issue Ordinary Shares (and Depositary Shares underlying such Ordinary Shares) or other securities convertible into Ordinary Shares from time to time for future acquisition. The issuance of the securities underlying these instruments, or perception that issuance may occur, will have a dilutive impact on other shareholders and could have a material negative effect on the market price of our Ordinary Shares and Depositary Shares.

If equity research analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Ordinary Shares and Depositary Shares will depend in part on the research and reports that equity research analysts publish about us or our business.  If no or few equity research analysts cover our Company, the trading price for our Ordinary Shares and Depositary Shares would be negatively impacted. We do not have any control over the analysts or the content and opinions included in their reports. The price of our Ordinary Shares and Depositary Shares could decline if one or more equity research analysts downgrade our Ordinary Shares and Depositary Shares or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Ordinary Shares and Depositary Shares could decrease, which in turn could cause the trading price or trading volume of our Ordinary Shares and Depositary Shares to decline.

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

Holders of our Depositary Shares do not have the same rights as shareholders who hold our Ordinary Shares directly and may only exercise their voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement. Holders of the Depositary Shares will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the Ordinary Shares represented by the Depositary Shares. When a general meeting is convened, if you hold Depositary Shares, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the Ordinary Shares underlying your Depositary Shares to allow you to vote with respect to any specific matter. Further, we cannot assure purchasers of Depositary Shares that they will receive voting materials in time to instruct the depositary to vote, and it is possible that they, or persons who hold their Depositary Shares through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, purchasers of Depositary Shares may not be able to exercise their right to vote and they may lack recourse if their Depositary Shares are not voted as they request.

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

If we cannot meet NASDAQ’s continued listing requirements, NASDAQ may delist our Depositary Shares, which could have an adverse impact on the liquidity and market price of our Depositary Shares.

Our Depositary Shares are currently listed on the NASDAQ Capital Market. We are required to meet certain qualitative and financial tests to maintain the listing of our Depositary Shares on NASDAQ. On April 13, 2022, we received a letter from NASDAQ stating that, for the previous 30 consecutive business days, the bid price for our Depositary Shares had closed below the minimum $1.00 bid price per share requirement for continued listing on the NASDAQ Capital Market under NASDAQ Listing Rule 5550(a)(2). The notice has no immediate effect on the listing or trading of our Depositary Shares and the Depositary Shares will continue to trade on the NASDAQ Capital Market under the symbol “MTP.”

In accordance with NASDAQ Listing Rules, we have a grace period of 180 calendar days, or until October 10, 2022, or the Compliance Period, to regain compliance with the minimum bid price requirement.  To regain compliance, the closing bid price of the Depositary Shares must meet or exceed $1.00 per share for at least 10 consecutive business days during the Compliance Period. If the Depositary Shares do not regain compliance with the minimum bid price requirement during the Compliance Period, we may be eligible for an additional grace period of 180 calendar days provided that we satisfy NASDAQ's initial listing standards for listing on the NASDAQ Capital Market, other than the minimum bid price requirement, and provide written notice to NASDAQ of its intention to cure the delinquency during the second grace period. If we do not regain compliance during the initial grace period and are not eligible for an additional grace period, NASDAQ will provide written notice that the Depositary Shares are subject to delisting from the NASDAQ Capital Market. In that event, we may appeal such determination to a hearing panel.

If we are unable to regain compliance with the minimum bid price requirement, our Depositary Shares may be subject to delisting by NASDAQ. This could inhibit the ability of our holders of Depositary Shares to trade their shares in the open market, thereby severely limiting the liquidity of such shares. Although stockholders may be able to trade their shares of Depositary Shares on the over-the-counter market, there can be no assurance that this would occur. Further, the over-the-counter market provides significantly less liquidity than NASDAQ and other national securities exchanges, is thinly traded and highly volatile, has fewer market makers and is not followed by analysts. As a result, your ability to trade or obtain quotations for these securities may be more limited than if they were quoted on NASDAQ or other national securities exchanges.

Risks Related to Investing in a Foreign Private Issuer or United Kingdom Company

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

We are incorporated as a public limited company in England and Wales and are deemed to be a “foreign private issuer” under the rules and regulations of the SEC. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that would otherwise apply if we were a company incorporated in the United States, including:

•	the requirement to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies with securities registered under the Exchange Act;

•	the requirement to file financial statements prepared in accordance with U.S. GAAP;

•	the proxy rules, which impose certain disclosure and procedural requirements for proxy or consent solicitations; and

•	the requirement to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (1) a majority of our voting securities must be either directly or indirectly owned of record by non-residents of the United States or (2)(a) a majority of our executive officers or directors cannot be U.S. citizens or residents, (b) more than 50% of our assets must be located outside the United States and (c) our business must be administered principally outside the United States.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.

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

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

Under English law, shareholders usually have preemptive rights to subscribe on a pro rata basis in the issuance of new shares for cash. The exercise of preemptive rights by certain shareholders not resident in the United Kingdom may be restricted by applicable law or practice in the United Kingdom and overseas jurisdictions. We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to shareholders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to Depositary Share holders unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to Depositary Share holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, Depositary Share holders may be unable to participate in our rights offerings and may experience dilution in their holdings. We are also permitted under English law to disapply preemptive rights (subject to the approval of our shareholders by special resolution or the inclusion in our articles of association of a power to disapply such rights) and thereby exclude certain shareholders, such as overseas shareholders, from participating in a rights offering (usually to avoid a breach of local securities laws).

It may be difficult for you to bring any action or enforce any judgment obtained in the United States against us or members of our Board of Directors, which may limit the remedies otherwise available to you.

We are incorporated as a public limited company in England and Wales and all of our assets are located outside the United States. In addition, all of the members of our Board of Directors are nationals and residents of countries, including the United Kingdom, outside of the United States. Most or all of the assets of these individuals are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and the United Kingdom do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in England and Wales. In addition, uncertainty exists as to whether the English and Welsh courts would entertain original actions brought in England and Wales against us or our directors or executive officers predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt so that no retrial of the issues would be necessary, provided that certain requirements are met consistent with English law and public policy. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws is an issue for the English court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose.

As a result, U.S. investors may not be able to enforce against us or our executive officers, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

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

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of our ADSs, are governed by English law, including the provisions of the United Kingdom Companies Act 2006, or the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See Item 10.B – “Memorandum and Articles of Association—Differences in corporate law” for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Protections found in provisions under the United Kingdom City Code on Takeovers and Mergers may delay or discourage a takeover attempt, including attempts that may be beneficial to holders of our Ordinary Shares and Depositary Shares.

The U.K. City Code on Takeovers and Mergers, or the Takeover Code, applies, among other things, to an offer for a public company whose registered office is in the United Kingdom and whose securities are admitted to trading on a multilateral trading facility in the United Kingdom, which includes AIM. We are therefore currently subject to the Takeover Code.

The Takeover Code provides a framework within which takeovers of certain companies organized in the United Kingdom are regulated and conducted. The following is a brief summary of some of the most important rules of the Takeover Code:

•	In connection with a potential offer, if following an approach by or on behalf of a potential bidder, the company is “the subject of rumor or speculation” or there is an “untoward movement” in the company’s share price, there is a requirement for the potential bidder to make a public announcement about a potential offer for the company, or for the company to make a public announcement about its review of a potential offer.

•	When interests in shares carrying 10% or more of the voting rights of a class have been acquired by an offeror (i.e., a bidder) in the offer period (i.e., before the shares subject to the offer have been acquired) or within the previous 12 months, the offer must be in cash or be accompanied by a cash alternative for all shareholders of that class at the highest price paid by the offeror or any person acting in concert with them in that period. Further, if an offeror or any person acting in concert with them acquires any interest in shares during the offer period, the offer for the shares must be in cash or accompanied by a cash alternative at a price at least equal to the price paid for such shares during the offer period.

•	If after an announcement is made, the offeror or any person acting in concert with them acquires an interest in shares in an offeree company (i.e., a target) at a price higher than the value of the offer, the offer must be increased accordingly.

•	The board of directors of the offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.

•	Favorable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree.

•	All shareholders must be given the same information.

•	Those issuing documents in connection with a takeover must include statements taking responsibility for the contents thereof.

•	Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.

•	Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.

•	Actions during the course of an offer by the offeree company, which might frustrate the offer are generally prohibited unless shareholders approve these plans. Frustrating actions would include, for example, lengthening the notice period for directors under their service contract or agreeing to sell off material parts of the target group.

•	Stringent requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealing in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1% or more of any class of relevant securities.

•	Employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website.

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

We do not believe we were a PFIC for 2021, but there can be no assurance that we will not be a PFIC in 2022 or for any other taxable year, as our operating results for any such years may cause us to be a PFIC. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our securities, and such U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or a QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the United States Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. However, because we do not intend to prepare or provide the information that would permit the making of a valid QEF election, such an election will not be available to United States holders.

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

On April 20, 2020, we announced an update to the strategic review of operations including the appointment of Noble Capital Markets, Inc. to advise us on options for extracting value from our technologies, including partnering our clinical stage assets, partnering existing and upcoming proof of concept formulations, partnering or selling one or more of our technologies or selling the entire Company.

On January 26, 2021, we announced, among other things, that the strategic review had completed and that we were now focused on executing our realigned strategy of deploying our technologies to develop more early stage products and seeking licensing partners at proof of concept stage.

Our principal executive office and registered offices are located at 1 Caspian Point, Caspian Way Cardiff, United Kingdom CF10 4DQ, and our telephone number is +44 29 2048 0180. Our authorized representative in the United States is Donald J. Puglisi of Puglisi and Associates. Our agent for service in the United States is Donald J. Puglisi of Puglisi and Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our Ordinary Shares are traded on AIM under the symbol “MTPH,” and our Depositary Shares are traded on the NASDAQ Capital Market under the symbol “MTP.”

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

Capital Expenditures

Our capital expenditures amounted to £0.32 million, £0.21 million and £0.31 million for the years ended December 31, 2021, 2020 and 2019, respectively.

For the year ended December 31, 2021, our principal capital expenditures largely related to investment in our laboratory and pilot-scale manufacturing facility in Cardiff, Wales.

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

Business Overview

We are focused on the research and development of medicines which we believe would benefit from improved bio-delivery and/or bio-distribution using our using our proprietary platform drug delivery technologies:

•	Q-Sphera™ platform: Our disruptive polymer microsphere microtechnology is used for sustained delivery to prolong and control the release of therapeutics over an extended period of time, from weeks to months.

•	MidaSolve™ platform: Our innovative oligosaccharide nanotechnology is used to solubilize drugs so that they can be administered in liquid form directly and locally into tumors.

•	MidaCore™ platform: Our leading-edge gold nanoparticle, or GNP, nanotechnology is used for targeting sites of disease by using either chemotherapeutic agents or immunotherapeutic agents

Revenue. Revenue from continuing and discontinued operations for the whole of the Group is set out below.

	Year ended December 31,
(£ in thousands)	2021	2020	2019
Continuing Operations:
Revenue (United States)	--	--	60
Revenue (Europe, including United Kingdom)	578	118	252
Revenue (Rest of World)	--	62	--

Discontinued Operations:
Revenue (United States)	--	--	--
Revenue (Europe, including United Kingdom)	--	--	--
Total Revenue from continuing and discontinued operations	578	180	312

Recent Developments

Strategic Review

In March 2020, we reviewed the remaining costs necessary to complete the Phase III clinical trial of MTD201, which uses our sustained release platform, Q-Sphera, to formulate a long acting dose of octreotide for the treatment of acromegaly and neuroendocrine tumors, as well as the manufacturing scale-up of our MTD201 manufacturing capabilities at our Bilbao, Spain facilities. We believed the remaining costs to be in the order of $30 million (of which $8.5 million had been raised in loans from the Spanish government, as discussed in more detail herein). Given the state of the financial markets at that time, and our cash runway, we determined we were unlikely to conclude a license transaction or raise sufficient funds to continue the required remaining investment in MTD201 in a timely manner. The Board of Directors made the determination to terminate the further in-house development of MTD201 and, on March 31, 2020, announced a strategic review of our operations.

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

Additionally, on March 31, 2020, Dr. Craig Cook, our then-Chief Executive Officer, resigned from his position and as a director of Midatech, effective immediately. He was succeeded by Mr. Stephen Stamp, our then-current Chief Financial Officer, who now serves in the combined roles of Chief Executive Officer and Chief Financial Officer. Further, in line with our streamlined strategy and operations, each of Dr. Huaizheng Peng and Mr. Frederic Duchesne resigned from the Board of Directors, effective March 31, 2020.

On January 26, 2021, we announced, among other things, that the strategic review had been completed and that we were now focused on executing our realigned strategy of deploying our technologies to develop more early stage products and seeking licensing partners at proof of concept stage.

Secura License Agreement

Pursuant to the Secura License Agreement, Midatech Limited was granted a non-exclusive worldwide, sublicenseable license to certain patents of panobinostat, the active pharmaceutical ingredient of our development product MTX110. Midatech Limited’s rights are limited to the treatment of brain cancer in humans, administered by convection-enhanced delivery. We received a letter dated June 1, 2020, sent on behalf of Secura Bio purporting to terminate the Secura License Agreement “effective immediately,” the reason specified being that we were proposing to liquidate the Company. Despite our assurances to the contrary, and despite our repeated requests that Secura Bio withdraw its termination, Secura Bio reaffirmed the termination and reasons therefor and the agreement was thus terminated. We received a further letter sent on behalf of Secura Bio dated May 21, 2021 purporting to terminate the Secura License Agreement a second time for alleged material breaches of the agreement, and demanding a non-exclusive, fully paid-up, royalty-free, perpetual license to Midatech’s MTX110 intellectual property. This demand was refused based upon, among other things, Secura Bio’s previous termination of the Secura License Agreement in 2020.

We view MTX110 as an important asset and currently have two ongoing clinical trials for MTX110 and intend to commence two further clinical trials as part of our MTX110 clinical program. We continue to enjoy freedom to use panobinostat for research purposes and we plan to continue to pursue development of MTX110. We believe that the relevant Secura Bio patents may delay a launch of MTX110 for use in patients with DIPG, however we do not anticipate it would have any impact on launching MTX110 for use in patients with glioblastoma multiforme. If we are unable to launch a product candidate until the patent expires, there could be a material adverse effect on our business, financial condition and results of operations.

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

United Kingdom Placing

In July 2021, we, through Turner Pope Investments Limited, a United Kingdom Financial Conduct Authority registered broker, completed a placing with certain investors in the United Kingdom of 35,087,720 Ordinary Shares, or the July 2021 Placing Shares, at an issue price of £0.285 per share, or the 2021 UK Placing.

The July 2021 Placing Shares were offered only outside the United States in reliance upon Regulation S under the Securities Act in an offshore transaction.

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

We have previously completed a Phase I study at the University of California, San Francisco, or UCSF, in seven DIPG patients. The UCSF study met its primary endpoint, supporting a dose of between 60μM and 90μM of MTX110, depending upon patient tolerance in Phase II. We plan to initiate a Phase II study in DIPG in the second half of 2022 to examine efficacy and safety in approximately 20 patients. The Phase II trial will also use a convection enhanced delivery, or CED, system, whereby MTX110 will be infused under slight pressure directly into and around the tumor. We believe the primary endpoint of the study is likely to be patient survival rates after 12 months.

On December 13, 2021, we announced our investigational new drug, or IND, application for a Phase I trial of MTX110 in patients with recurrent glioblastoma multiforme, GBM, (rGBM), had been cleared by the FDA. At that time, the 30-day review period had expired and the IND had been judged safe to proceed. Accordingly, we have initiated preparations for the trial start in the first half of 2022.

We were engaged in tentative discussions with a third party around the potential co-development of MTX110. We subsequently terminated these discussions pending the outcome of our Phase I trial in GBM.

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

Collaboration with Janssen

On July 21, 2020, we announced a collaboration with the European affiliate of a global pharmaceutical company to deploy our in-house expertise and proprietary drug delivery platforms towards product candidates nominated by the collaborating company. On January 17, 2022, we announced the extension of this collaboration and disclosed the collaborator as Janssen, an affiliate of Johnson & Johnson. On March 9, 2022, we announced we had extended this collaboration to include another large molecule.

Nominated Advisor

On March 8, 2022, we announced that Strand Hanson Limited was appointed as our nominated and financial advisor, effective as of such date.

Non-Compliance with NASDAQ Continued Listing Requirements

Our Depositary Shares are currently listed on the NASDAQ Capital Market. We are required to meet certain qualitative and financial tests to maintain the listing of our Depositary Shares on NASDAQ. On April 13, 2022, we received a letter from NASDAQ stating that, for the previous 30 consecutive business days, the bid price for our Depositary Shares had closed below the minimum $1.00 bid price per share requirement for continued listing on the NASDAQ Capital Market under NASDAQ Listing Rule 5550(a)(2). The notice has no immediate effect on the listing or trading of our Depositary Shares and the Depositary Shares will continue to trade on the NASDAQ Capital Market under the symbol “MTP.”

In accordance with NASDAQ Listing Rules, we have a grace period of 180 calendar days, or until October 10, 2022, or the Compliance Period, to regain compliance with the minimum bid price requirement.  To regain compliance, the closing bid price of the Depositary Shares must meet or exceed $1.00 per share for at least 10 consecutive business days during the Compliance Period. If the Depositary Shares do not regain compliance with the minimum bid price requirement during the Compliance Period, we may be eligible for an additional grace period of 180 calendar days provided that we satisfy NASDAQ's initial listing standards for listing on the NASDAQ Capital Market, other than the minimum bid price requirement, and provide written notice to NASDAQ of its intention to cure the delinquency during the second grace period. If we do not regain compliance during the initial grace period and are not eligible for an additional grace period, NASDAQ will provide written notice that the Depositary Shares are subject to delisting from the NASDAQ Capital Market. In that event, we may appeal such determination to a hearing panel.

We intend to monitor the bid price of our Depositary Shares during the Compliance Period and will consider taking such actions as may be necessary and appropriate to achieve compliance with continued listing requirements prior to the expiration of all available grace periods.

For more information, see “Item 3.D—Key Information—Risk Factors— If we cannot meet NASDAQ’s continued listing requirements, NASDAQ may delist our Depositary Shares, which could have an adverse impact on the liquidity and market price of our Depositary Shares.”

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

Manufacturing

As part of our strategic review, we decided to close our operations in Bilbao, Spain, including our Q-Sphera dedicated manufacturing facility. To establish proof-of-concept in pre-clinical studies for potential licensees, we are able to manufacture non-GMP Q-Sphera products at pilot scale at our Cardiff, Wales facility. Our intention is to technology transfer the manufacturing of clinical trial supplies and, ultimately, full GMP commercial manufacture to a third party CMO. We would expect a licensee to assume the cost of manufacturing GMP product and commercial scale-up pursuant to a technology transfer agreement.

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

In 2020, following our strategic review, we pivoted from a largely singular focus on the clinical development and manufacturing scale up of MTD201 to a strategy based on a broader, but earlier stage, pipeline designed to optimize opportunities for partnering success. Our development pipeline includes eight projects, of which two are partnered with Janssen Pharmaceutical NV, or Janssen, an affiliate of Johnson & Johnson, and as set forth in more detail below:

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

Q-Sphera is the next generation polymer microsphere technology which simplifies manufacturing, facilitates the sustained release of products and delivers formulations with significant patient, healthcare professional and payor benefits. Our polymer microsphere platform has been developed to enable sustained release delivery solutions for peptide and small-molecule therapeutics through precise definition of the properties of polymer microparticles into which active compounds can be incorporated. Microspheres are small, spherical particles that can be utilized as a time release drug capsule. This technology contributes to our oncology franchise as well as potential applications in endocrinology and other disease areas.

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

Pipeline. We have an internal Q-Sphera pipeline comprised of MTD211 and MTD219.

MTD211. We have developed a long-acting formulation of brexpiprazole using Q-Sphera technology. Marketed under the brand name Rexulti® by Otsuka Pharmaceutical Co., Ltd, brexpiprazole is indicated for the treatment of schizophrenia and adjunctive treatment of major depressive disorder, or MDD, and is currently only available as an immediate release oral tablet. The market for anti-psychotic drugs is shifting towards long-acting formulations for reasons of improved patient compliance and lowering of payor costs associated with patient hospitalization events. Sales of long-acting anti-psychotic products in 2020 were approximately $5.7 billion globally.

In in vivo studies, MTD211 was well tolerated and demonstrated that a single dose of MTD211 is expected to deliver therapeutic blood levels of brexpiprazole over a period of three months.

MTD219. We have also developed a long-acting formulation of tacrolimus using our Q-Sphera technology. Marketed under the brand name ProGraf® among others, tacrolimus is an immunosuppressive drug used to lower the risk of organ transplant rejection. It is currently available in once or twice daily oral formulations. Tacrolimus is known to have a relatively narrow therapeutic index and the attendant risk of over- or under-dosing patients may result in significant negative outcomes. MTD219 is designed to address these issues by delivering predictable, sustained blood levels over an extended period.

In our first in vivo studies, MTD219 was well tolerated and demonstrated that a single dose of MTD219 is expected to deliver therapeutic blood levels of tacrolimus over a period of three weeks. MTD219 is expected to undergo a second iteration to further refine the formulation and pharmacokinetic characteristics.

MTD201. Following the announcement of a strategic review, we ceased further in-house development of MTD201, our Q-Sphera formulation of octreotide for acromegaly and neuroendocrine tumors. We completed two clinical trials for MTD201, a 2018 first-in-human Phase I study compared MTD201 with Novartis’ Sandostatin LAR Depot, and second Phase I study of MTD201 completed in January 2020 which compared subcutaneous administration with intramuscular administration in healthy volunteers and showed similar pharmacokinetics and bioavailability in healthy volunteers. Together, the two Phase I studies of MTD201 serve as clinical validation of the Q-Sphera technology, confirming many of Q-Sphera’s features and benefits for patients, payors and licensees.

Q-Sphera Formulations of Proteins. On June 17, 2021, we announced that we had been able to successfully encapsulate a large molecule protein, specifically an exemplar monoclonal antibody, or mAb, and had preserved the functional integrity and antigen binding capacity of the mAb in vitro. We believe there are no other approved long-acting injectable formulations of biologic products such as mAbs or other high molecular weight proteins because they are delicate and easily de-natured in the manufacturing process. We further believe this to be breakthrough data, since, to our knowledge, no other commercial or academic organization has been able to successfully deliver therapeutic proteins over extended periods using methods capable of commercial scaling.

This favorable data led to the expansion of our research and development collaboration with Janssen, as announced on January 17, 2022. We will be seeking to optimize drug loading and the in vitro dissolution profile of Janssen’s proprietary development compound as project MTX213.

We believe the data from experiments on the exemplar mAb and other proteins could potentially open up opportunities for its Q-Sphera technology. A significant number of latest generation medicines are protein based and reformulation as long-acting injectables could provide significant benefits to patients, physicians and payors. In 2020, the top 10 mAbs recorded aggregate sales of $74.9 billion and all mAbs $154 billion globally.

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

We are currently researching the utility of MTX110 to proof-of-concept stage in the following three indications.

•	DIPG. DIPG tumors are located in the pons (middle) of the brain stem and aggressively infiltrate the brainstem such that cancer tissue typically cannot be differentiated from normal brain tissue. Occurring mostly in children, approximately 1,000 patients globally are diagnosed with DIPG per annum and median survival is approximately 10 months. There is no effective treatment as surgical resection is not possible, and radiotherapy and chemotherapy do not improve survival since anti-cancer drugs cannot cross the blood-brain barrier to access the tumor.

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

As noted above, in October 2020, we reported the first-in-man study by UCSF of MTX110 in DIPG using a CED system. The Phase I study established a recommended dose for Phase II, a good safety and tolerability profile but also encouraging survival data in the seven patients treated. We plan to initiate a Phase II study in DIPG to examine efficacy and safety in approximately 20 patients. The Phase II trial will also use a CED system, whereby MTX110 will be infused under slight pressure directly into and around the tumor. We believe the primary endpoint of the study is likely to be patient survival rates after 12 months.

•	Glioblastoma Multiforme. GBM is one of the most aggressive forms of cancer and glioblastomas usually occur in the white matter of the cerebrum, although metastasis through the cerebrospinal fluid, or CSF, to the spinal cord is rare. Treatments include radiation, surgical resection and chemotherapy although, in most cases, tumors recur. There are approximately two to three new cases of GBM per 100,000 population per annum, with median survival of approximately 12 months.

In December 2021, we received an IND approval for a pilot Phase I study in recurrent GBM. We are currently in the process of planning for the study to start recruitment in the first half of 2022.

•	Medulloblastoma. Medulloblastomas are generally located in the fourth ventricle of the brain between the brainstem and the cerebellum. They are invasive and, unlike most brain tumors, spread through CSF and frequently metastasize to different locations in the brain and spinal cord. Treatments include resection, radiation and chemotherapy. Approximately 350 patients in the US are diagnosed with medulloblastoma per annum, and 3,800 people are living with the disease in the United States. The cumulative survival rate is 60%, 52% and 47% at five years, 10 years and 20 years, respectively.

The University of Texas is undertaking a Phase I exploratory study in medulloblastoma using direct administration of MTX110 into the fourth ventricle of the brain, enabling it to circulate through the CSF.

In 2020, our non-exclusive worldwide, sublicenseable license to certain patents of panobinostat was terminated by Secura Bio. We view MTX110 as an important asset and currently have two ongoing clinical trials for MTX110 and intend to commence two further clinical trials as part of our MTX110 clinical program. We continue to enjoy freedom to use panobinostat for research purposes and we plan to continue to pursue development of MTX110. We believe that the relevant Secura Bio patents may delay a launch of MTX110 for use in patients with DIPG, however we do not anticipate it would have any impact on launching MTX110 for use in patients with GBM. If we are unable to launch a product candidate until the patent expires, there could be a material adverse effect on our business, financial condition and results of operations. For more information, see “—Recent Developments—Secura License Agreement.”

For additional information regarding MTX110, see “—Recent Developments—MTX110 Updates.”

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

On July 21, 2020, we announced a collaboration with the European affiliate of a global pharmaceutical company to deploy our in-house expertise and proprietary drug delivery platforms towards product candidates nominated by the collaborating company. On January 17, 2022, we announced the extension of this collaboration and disclosed the collaborator as Janssen, an affiliate of Johnson & Johnson. On March 9, 2022, we announced we had extended this collaboration to include another large molecule.

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

Sales and Marketing

We do not currently have any internal sales and marketing organization or distribution capabilities.

Research and Development

We have development and pilot scale manufacturing facilities for Q-Sphera and MidaCore products in Cardiff, Wales.

As of December 31, 2021, the research and development staff comprised approximately five Ph.D. scientists, five MSc scientists and eight BSc scientists.

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

We have developed a strong intellectual property base globally, comprising patents, know-how, and trade secrets. Currently, we have 111 granted patents, 49 applications in process, in each case covering all major world markets, and 31 separate patent families covering all major regions. We continue to strengthen our patent portfolio by strategically submitting new patents and divisional patent applications based on our active research and development activities. Central to our business are our three intellectual property technologies that are designed to enable the targeted delivery, i.e. right place, and controlled sustained release, i.e. right time, of existing therapeutic drugs. These technologies have broad applications in multiple therapeutic areas and offer the potential to create multiple revenue opportunities.

Patent rights have been granted in all the major world markets, including Europe, the United States and Japan, or the Key Markets. They confer a broad position of exclusivity for metal-core glycated-nanoparticles, including our GNPs. Our granted patents in our patent family 1 provide the foundation to the portfolio with product, process and use claims that encompass the GNPs used in all of our major programs and technology platforms, including oncology, nanoparticle technology and sustained release technology. The granted patents and pending patent applications in our patent families are owned solely by us, co-owned with other parties or in-licensed to us. These include:

•	Sustained release technology. 10 patent families which protect devices, methods and formulations for sustained release drug delivery.

•	Oncology including Nano-inclusion technology. Eight patent families, which have predicted expiration dates ranging from 2025 to 2040. These patent rights include 19 granted patents and 18 pending applications in Key Markets relating to products and methods for treating and imaging cancers. In addition to the radiative and immune-based therapies contemplated by many of these patent families, our pipeline of GNP-drug conjugates for oncology benefits from protection by the foundation GNP patents of patent family 1.

•	Nanoparticle technology. 13 patent families, with expiration dates ranging from 2021 to 2039. These patent families include 49 granted patents and 16 pending patent applications in Key Markets protecting products in our pipeline.

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

Government Regulations

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union and the United Kingdom, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources. As we have disclosed herein, we are seeking to license our product candidates and other formulations to licensing partners. While many of the rules and regulations set forth herein do and will apply to us, some are more applicable to any licensing partner who seeks to conduct clinical trials of, obtain regulatory approval for and commercialize any of our product candidates, which could have an impact on any licensing revenue received by us.

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

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND application, which must take effect before human clinical trials may begin;

•	approval of clinical protocols by an independent institutional review board, or IRB, or ethics committee representing each clinical site before each site may enroll subjects;

•	potential initiation and completion of successive clinical trials that establish safety dose ranges;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, and other clinical-trial related regulations to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a new drug application, or NDA, or a biologics license application, or BLA;

•	review of the submission by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and securing FDA approval of the NDA or BLA;

•	agree to comply with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, and post-approval studies required by the FDA; and

•	FDA review and approval of the NDA or licensure of the BLA.

Preclinical Studies

Preclinical studies include laboratory evaluation of the purity and stability of the manufactured drug substance or API and the formulated finished drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the clinical trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Accordingly, submission of an IND may not result in the FDA allowing clinical trials to commence. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development of a product candidate, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin.

Following commencement of a clinical trial, the FDA may also place a clinical hold or partial clinical hold on that trial. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed.

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

Some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group provides authorization as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study.

Information about certain clinical trials, including details of the protocol and eventually study results, must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The NIH’s Final Rule on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and both NIH and FDA have recently begun enforcing those requirements against non-compliant clinical trial sponsors.

Human clinical trials are typically conducted in three sequential phases, Phase I, Phase II and Phase III, which may overlap or be combined:

•	Phase I. The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some product candidates for severe or life-threatening diseases, especially when the product candidate may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•	Phase II. The product candidate is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

•	Phase III. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product candidate and provide, if appropriate, an adequate basis for approval and product labeling. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval clinical trials, sometimes referred to as Phase IV clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. In certain instances, the FDA may mandate the performance of Phase IV clinical trials as a condition of approval of an NDA or BLA.

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

Submission of an NDA or BLA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product candidate for one or more indications. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. In particular, a BLA must contain proof of the biological product candidate’s safety, purity, potency and efficacy for its proposed indication or indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently $3,117,218, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently $369,413. These fees are typically increased annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver of the application fee for the first application filed by a qualifying small business.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs and BLAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for “priority review” products are meant to be reviewed within six months of filing. Despite these review goals, it is not uncommon for FDA review of an NDA or BLA to extend beyond the goal date. For instance, the review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

The FDA may refer applications for novel drug or biological products or drug or biological products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes independent clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions and typically follows the advisory committee’s recommendations.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections cover all facilities associated with an NDA or BLA submission, including drug or biologic component manufacturing (such as APIs), finished product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are fast track designation, breakthrough therapy designation and priority review designation.

Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other drugs, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. For fast track products, sponsors may have more frequent interactions with the FDA and the FDA may initiate review of sections of a fast track product’s NDA or BLA before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the NDA is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

The FDA may grant breakthrough therapy designation to a drug or biologic meeting certain statutory criteria upon a request made by the IND sponsor. A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner. In addition, breakthrough therapies are eligible for accelerated approval of their respective marketing applications.

The FDA may designate a product for priority review if it is a drug that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, at the time that the marketing application is submitted, on a case- by-case basis, whether the proposed drug represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months for an original BLA or for an NME NDA from the date of filing.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast track designation, breakthrough therapy designation, and priority review do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval but may expedite the development or review process.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a drug or biologic for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination from well-controlled clinical trials that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug or biologic when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Drugs and biologics granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug or biologic, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a drug or biologic.

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

The FDA’s Decision on an NDA or BLA

The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. The FDA reviews a BLA to determine, among other things whether the product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. The approval process is lengthy and often difficult, and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase IV clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. The FDA may also require an applicant to develop a REMS as a condition of approval to ensure that the benefits of the product outweigh its risks and to assure its safe use. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. If the FDA concludes a REMS is needed as a condition of approval, the sponsor must submit a proposed REMS during the application review process; the FDA will not approve the NDA without an approved REMS, if required. The requirement for a REMS can materially affect the potential market and profitability of a product. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs or biologics manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fee requirements for any marketed products, as well as new application fees for supplemental applications with clinical data.

In addition, drug and biologic manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and state agencies, and are subject to periodic prescheduled or unannounced inspections by the FDA and the relevant state agencies for compliance with cGMP and other regulatory requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

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

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market, and we must comply with the FDA’s advertising and promotion requirements, such as those related to direct-to-consumer advertising, industry-sponsored scientific and educational activities, and promotional activities involving the internet, as well as the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”). Drugs and biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label. Although physicians may prescribe legally available products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. Furthermore, the Drug Supply Chain Security Act, or DSCSA, was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States, including most biological products. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period that is expected to culminate in November 2023. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman amendments to the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute and also enacted Section 505(b)(2) of the FDCA. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the preclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference listed drug, or RLD.

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

In contrast, Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. A Section 505(b)(2) applicant may eliminate the need to conduct certain preclinical or clinical studies, if it can establish that reliance on studies conducted for a previously-approved product is scientifically appropriate. Unlike the ANDA pathway used by developers of bioequivalent versions of innovator drugs, which does not allow applicants to submit new clinical data other than bioavailability or bioequivalence data, the 505(b)(2) regulatory pathway does not preclude the possibility that a follow-on applicant would need to conduct additional clinical trials or nonclinical studies; for example, they may be seeking approval to market a previously approved drug for new indications or for a new patient population that would require new clinical data to demonstrate safety or effectiveness. The FDA may then approve the new product for all or some of the label indications for which the RLD has been approved, or for any new indication sought by the Section 505(b)(2) applicant, as applicable.

In addition, under the Hatch-Waxman amendments, the FDA may not approve an ANDA or 505(b)(2) NDA until any applicable period of non-patent exclusivity for the RLD has expired. These market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. In cases where such exclusivity has been granted, an ANDA or 505(b)(2) NDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.

The FDCA also provides for a period of three years of exclusivity for an NDA, 505(b)(2) NDA or supplement thereto if one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant are deemed by the FDA to be essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving follow-on applications for drugs containing the original active agent. Five-year and three-year exclusivity also will not delay the submission or approval of a traditional NDA filed under Section 505(b)(1) of the FDCA. However, an applicant submitting a traditional NDA would be required to either conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Hatch-Waxman Patent Certification and the 30-Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) NDA applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that:

I.	the required patent information has not been filed by the original applicant;

II.	the listed patent has expired;

III. the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

IV. listed patent is invalid, unenforceable or will not be infringed by manufacture, use or sale of the new product.

If a Paragraph I or II certification is filed, the FDA may make approval of the application effective immediately upon completion of its review. If a Paragraph III certification is filed, the approval may be made effective on the patent expiration date specified in the application, although a tentative approval may be issued before that time. If an application contains a Paragraph IV certification, a series of events will be triggered, the outcome of which will determine the effective date of approval of the ANDA or 505(b)(2) application.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the follow-on applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the follow-on application in question has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) NDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent or a decision in the infringement case that is favorable to the ANDA or 505(b)(2) applicant. Alternatively, if the listed patent holder does not file a patent infringement lawsuit within the required 45-day period, the follow-on applicant’s ANDA or 505(b)(2) NDA will not be subject to the 30-month stay.

Reference Product Exclusivity for Biological Products

In March 2010, the Patient Protection and Affordable Care Act, or ACA, was enacted in the United States and included the Biologics Price Competition and Innovation Act of 2009, or the BPCIA. The BPCIA amended the PHSA to create an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. To date, the FDA has approved a number of biosimilars, and numerous biosimilars have been approved in Europe. The FDA has also issued several guidance documents outlining its approach to reviewing and approving biosimilars and interchangeable biosimilars.

A biosimilar product is defined as one that is highly similar to a reference product notwithstanding minor differences in clinically inactive components and for which there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity and potency of the product. An interchangeable product is a biosimilar product that can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Upon licensure by the FDA, an interchangeable biosimilar may be substituted for the reference product without the intervention of the healthcare provider who prescribed the reference product, although to date no such products have been approved for marketing in the United States.

The biosimilar applicant must demonstrate that the product is biosimilar based on data from (1) analytical studies showing that the biosimilar product is highly similar to the reference product; (2) animal studies (including toxicity); and (3) one or more clinical studies to demonstrate safety, purity and potency in one or more appropriate conditions of use for which the reference product is approved. In addition, the applicant must show that the biosimilar and reference products have the same mechanism of action for the conditions of use on the label, route of administration, dosage and strength, and the production facility must meet standards designed to assure product safety, purity and potency.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the first approved interchangeable biologic product will be granted an exclusivity period of up to one year after it is first commercially marketed. If pediatric studies are performed and accepted by the FDA as responsive to a Written Request, the 12-year exclusivity period will be extended for an additional six months. In addition, the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a supplement for the reference product for a subsequent application filed by the same sponsor or manufacturer of the reference product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

The BPCIA is complex and is still being interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to significant uncertainty.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act, or PREA, amendments to the FDCA, an NDA, BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the FDASIA in 2012, PREA was made permanent and sponsors are required submit pediatric study plans to FDA prior to the assessment data. In particular, a sponsor that is planning to submit a marketing application for a product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase II meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase III or Phase II/III study. The initial PSP must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. The law now requires the FDA to send a PREA Non-Compliance letter to sponsors who have failed to submit their pediatric assessments required under PREA, have failed to seek or obtain a deferral or deferral extension or have failed to request approval for a required pediatric formulation. It further requires the FDA to publicly post the PREA Non-Compliance letter and sponsor’s response. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation, although FDA has recently taken steps to limit what it considers abuse of this statutory exemption in PREA by announcing that it does not intend to grant any additional orphan drug designations for rare pediatric subpopulations of what is otherwise a common disease.

In addition, pediatric exclusivity is another type of non-patent marketing exclusivity in the United States that, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity or listed patents. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a Written Request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months, including orphan drug exclusivity. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. The FDA’s issuance of a Written Request does not require the sponsor to undertake the described studies.

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

If a product with orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will be receiving orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication for which the orphan product has exclusivity or for the same product but for a different indication (which could then be used off-label in the orphan indication). If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

Patent Term Restoration and Extension

The term of a United States patent that covers a drug, biological product or medical device approved pursuant to a PMA may also be eligible for patent term extension when FDA approval is granted, provided that certain statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the product is under regulatory review while the patent is in force. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration date set for the patent. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be granted an extension and only those claims reading on the approved drug may be extended. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug, provided that statutory and regulatory requirements are met. The United States Patent and Trade Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

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

Clinical Trial Approval

The new Clinical Trials Regulation, (EU) No 536/2014, which took effect on January 31, 2022, aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “E.U. Portal and Database”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the appointed reporting Member State, whose assessment report is submitted for review by the sponsor and all other competent authorities of all European Union Member States in which an application for authorization of a clinical trial has been submitted (Concerned Member States). Part II is assessed separately by each Concerned Member State. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the Concerned Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

As in the United States, similar requirements for posting clinical trial information are present in the European Union (EudraCT) website: https://eudract.ema.europa.eu/ and other countries.

PRIME Designation in the European Union

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises, or SMEs, may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, a dedicated Agency contact and rapporteur from the Committee for Human Medicinal Products, or CHMP, or Committee for Advanced Therapies, or CAT, are appointed early in PRIME scheme facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

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

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across the European Economic Area (i.e., the European Union as well as Iceland, Liechtenstein and Norway). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. The centralized procedure may at the request of the applicant also be used in certain other cases.

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

Orphan drug designation is not a marketing authorization. It is a designation that provides a number of benefits, including fee reductions, regulatory assistance, and the possibility to apply for a centralized European Union marketing authorization, as well as ten years of market exclusivity following a marketing authorization. During this market exclusivity period, neither the EMA, the European Commission nor the member states can accept an application or grant a marketing authorization for a similar medicinal product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as those contained in an authorized orphan medicinal product and that is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. In addition, a competing similar medicinal product may in limited circumstances be authorized prior to the expiration of the market exclusivity period, including if it is shown to be safer, more effective or otherwise clinically superior to the already approved orphan drug. Furthermore, a product can lose orphan designation, and the related benefits, prior to us obtaining a marketing authorization if it is demonstrated that the orphan designation criteria are no longer met.

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

Healthcare Law and Regulation

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

•	the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. A person or entity does not need to have actual knowledge of the AKS or specific intent to violate it to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the FCA or federal civil money penalties statute;

•	the federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payers if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

•	the anti-inducement law, which prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	the federal transparency requirements under the ACA requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals as well as certain ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report information regarding payments and transfers of value provided to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants, and certified nurse-midwives.; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

In November 2020, HHS finalized significant changes to the regulations implementing the Anti-Kickback Statute, as well as the Physician Self-Referral Law (Stark Law) and the civil monetary penalty rules regarding beneficiary inducements, with the goal of offering the healthcare industry more flexibility and reducing the regulatory burden associated with those fraud and abuse laws, particularly with respect to value-based arrangements among industry participants.

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

Healthcare Reform

The United States and some foreign jurisdictions are considering enacting or have enacted a number of additional legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our product candidates profitably, if approved. For example, in December 2016, the 21st Century Cures Act, or the Cures Act, was signed into law. The Cures Act, among other things, was intended to modernize the regulation of drugs and devices and to spur innovation, but its ultimate implementation is uncertain. Legislative proposals continue to be discussed in the U.S. Congress as potentially leading to a future “Cures 2.0” bill that is expected to have bipartisan support. In addition, in August 2017, the FDA Reauthorization Act was signed into law, which reauthorized the FDA’s user fee programs and included additional drug and biological product provisions. The next legislative reauthorization must be completed in 2022, which has the potential to make further changes to FDA authorities or policies pertaining to biopharmaceutical products. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

In addition, the containment of healthcare costs has become a priority of federal and state governments and the prices of therapeutics have been a focus in this effort. The U.S. government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement, and requirements for substitution of generic and biosimilar products for branded prescription drugs and biologics, respectively. In recent years, the U.S. Congress has considered reductions in Medicare reimbursement levels for drugs and biologics administered by physicians. The Centers for Medicare and Medicaid Services, CMS, the agency that administers the Medicare and Medicaid programs, also has authority to revise reimbursement rates and to implement coverage restrictions for some drugs and biologics. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products we may market in the future. While Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

The ACA became law in March 2010 and substantially changed the way healthcare is financed by both governmental and private insurers. Among other measures that may have an impact on our business, the ACA established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; a new Medicare Part D coverage gap discount program; and a new formula that increases the rebates a manufacturer must pay under the Medicaid Drug Rebate Program. Additionally, the ACA extended manufacturers’ Medicaid rebate liability, expanded eligibility criteria for Medicaid programs, and expanded entities eligible for discounts under the Public Health Service pharmaceutical pricing program. In addition, the 2021 Consolidated Appropriations Act signed into law on December 27, 2020 incorporated extensive healthcare provisions and amendments to existing laws, including a requirement that all manufacturers of drugs and biological products covered under Medicare Part B report the product’s average sales price, ASP, to the DHHS beginning on January 1, 2022, subject to enforcement via civil money penalties.

There have been executive, judicial and Congressional challenges to certain aspects of the ACA since its enactment, and it is possible that there will be additional challenges and amendments to the ACA in the future. For example, the Tax Cuts and Jobs Act, enacted on December 22, 2017, repealed penalties, starting for not complying with the ACA’s individual mandate to carry health insurance, commonly referred to as the “individual mandate.” Following several years of litigation in the federal courts, in June 2021 the U.S. Supreme Court upheld the ACA when it dismissed a legal challenge to the Act’s constitutionality following that legislative repeal of the individual mandate. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. In addition, in December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers, or PBMs, and other members of the healthcare and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area.

The Biden Administration, which assumed control of the Executive Branch on January 20, 2021, has indicated that lowering prescription drug prices is a priority. For example, in July 2021, President Biden issued a sweeping executive order on promoting competition in the American economy that includes several mandates pertaining to the pharmaceutical and healthcare insurance industries. Among other things, the executive order directs the FDA to work towards implementing a system for importing drugs from Canada (following on a Trump administration notice-and-comment rulemaking on Canadian drug importation that was finalized in October 2020). The Biden order also called on HHS to release a comprehensive plan to combat high prescription drug prices, and it includes several directives regarding the Federal Trade Commission’s oversight of potentially anticompetitive practices within the pharmaceutical industry. The drug pricing plan released by HHS in September 2021 in response to the executive order makes clear that the Biden Administration supports aggressive action to address rising drug prices, including allowing HHS to negotiate the cost of Medicare Part B and D drugs, but such significant changes will require either new legislation to be passed by Congress or time-consuming administrative actions. It is unclear how other healthcare reform measures of the Biden administration will impact healthcare laws and regulations or our business.

Other legislative changes have been proposed and adopted since passage of the ACA that affect healthcare expenditures. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and will remain in effect through 2030 unless additional Congressional action is taken. However, due to COVID-19 pandemic relief legislation, the 2% Medicare sequester reductions were suspended from May 1, 2020 through June 30, 2021 (a 1% sequester will apply from April 1, 2022 through June 30, 2022), and the sequester was extended in order to offset the added expense of the 2020 suspension. Further legislative and regulatory changes under the ACA remain possible, although the new administration under President Biden has signaled that it plans to build on the ACA and expand the number of people who are eligible for health insurance subsidies under it. President Biden indicated that he intends to use executive orders to undo changes to the ACA made by the former administration and would advocate for legislation to build on the ACA. It is unknown what form any such changes or any law would take, and how or whether it may affect the biopharmaceutical industry as a whole or our business in the future. We expect that changes or additions to the ACA, the Medicare and Medicaid programs, changes allowing the federal government to directly negotiate drug prices, and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry in the United States.

 There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries, presidential executive orders and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical and biologic products. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products and services, implementing reductions in Medicare and other healthcare funding and applying new payment methodologies. In addition to the sweeping reforms contained in the ACA, other legislative changes have been proposed and adopted in the United States that may affect healthcare expenditures. For example, the 2020 Consolidated Appropriations Act (P.L. 116-94) included a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act, or the CREATES Act. The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS program for certain products, to deny generic product developers access to samples of brand products. Because generic product developers need samples to conduct certain comparative testing required by the FDA, some have attributed the inability to timely obtain samples as a cause of delay in the entry of generic products. To remedy this concern, the CREATES Act establishes a private cause of action that permits a generic product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Whether and how generic product developments will use this new pathway, as well as the likely outcome of any legal challenges to provisions of the CREATES Act, remain highly uncertain and its potential effects on our future commercial products are unknown.

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

We expect that federal, state and local governments in the United States, as well as foreign governments, will continue to consider legislation directed at lowering the total cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize any product that is ultimately approved, if approved. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

Manufacturing

Following the closing of our Bilbao, Spain operating facilities in 2020, we no longer have our own manufacturing facilities.

To establish proof-of-concept for potential licensees, we are able to manufacture non-GMP material at pilot scale at our facility in Cardiff, Wales. We would expect a licensee to assume responsibility for manufacturing GMP material and commercial scale-up pursuant to a technology transfer agreement.

Environmental Matters and Seasonality

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

Legal Proceedings

From time to time, we may be subject to various claims or legal proceedings that arise in the ordinary course of our business. Other than as disclosed in this annual report, we currently are not a party to any legal proceedings, which, in the opinion of management, is likely to have or could reasonably possibly have a material adverse effect on our business, financial condition or results of operations.

C.	Organizational Structure

We are organized under the laws of England and Wales. We have two wholly owned subsidiaries, as well as several indirectly owned subsidiaries and joint ventures. The following table sets forth a description of our subsidiaries.

Subsidiaries	Country of Incorporation	Voting Interest
Subsidiaries of Midatech Pharma PLC
Midatech Pharma (Wales) Limited	England and Wales	100%
Midatech Limited	England and Wales	100%
Joint Ventures with Midatech Limited
MidaSol Therapeutics GP (1)(3)	Cayman Islands	50%
Syntara LLC (2)(3)	United States (Delaware)	50%
Subsidiaries of Midatech Limited
Pharmida AG (3)	Switzerland	100%

    -------

(1)	Joint venture between Midatech Limited and Aquestive Therapeutics, formerly known as MonoSol.
(2)

Joint venture between Midatech Limited and Immunotope Inc. The percentage ownership of the entity is determined by reference to the partnership agreement and varies from time to time depending on capital committed.

While 50% is the economic interest, Midatech Limited can currently direct 49% of the voting rights.

(3)	Dormant entities

D.	Property, Plant and Equipment

Our current headquarters is located at 1 Caspian Point, Caspian Way, Cardiff, Wales, where we also have our laboratories and pilot scale manufacturing facility. We entered into the lease for these premises in April 2021 The new premises comprise 754 square meters (approximately 8,118 square feet). The lease expires in 2026. We believe that our new premises at this facility will be sufficient to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto appearing at the end of this annual report. We present our consolidated financial statements in British pounds sterling and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Information pertaining to fiscal year 2019 was included in our Annual Report on Form 20-F for the year ended December 31, 2020 beginning on page 70 under “Item 5. Operating and Financial Review and Prospects” which was filed with the SEC on April 30, 2021.

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

The following discussion should be read in conjunction with our consolidated financial statements included in Item 18 of this annual report and “Item 3.D—Key Information—Risk Factors.” Our financial statements and the financial information discussed below have been prepared in accordance with IFRS.

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

During the periods set forth in our financial statements, incorporated herein by reference, and in particular during 2020 and 2021, there has been considerable volatility in the British pound sterling against the Euro and the United States dollar. During 2020, volatility in the British pound sterling was significant as currency markets fluctuated over the prospect of the United Kingdom and European Union reaching a deal over Brexit. At this time, we do not consider the exposure sufficient to utilize derivatives to manage the forward exchange risk. Certain other costs are denominated in other currencies; however, these are not considered material.

Components of Consolidated Statement of Comprehensive Income Items

Revenue

Our income streams comprise revenue derived from licensing agreements, supply of goods and services, milestone income from research and development contracts and grant revenue. Revenue is recognized in-line with that set out in Note 1 to our consolidated financial statements for the year ended December 31, 2021.

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

Impairment of Intangible Assets. As of December 31, 2020, in connection with our decision to terminate further in-house development of MTD201, our Q-Sphera formulation of octreotide, we recognized an impairment loss for in-process research and development of £9.3 million. In addition, because no other Q-Sphera products were advanced beyond the formulation stage as of December 31, 2020, we recognized an impairment of goodwill arising from our acquisition of Q Chip Limited in December 2014 of £2.3 million. Further, in connection with the purported termination of our license to panobinostat, the active ingredient for our MTX110 product, by Secura Bio in June 2020, we recognized an impairment of an intangible asset of £0.8 million as of December 31, 2020.

There was no impairment charge in 2021.

Finance Income

Finance income includes all interest receivable on cash deposits. In 2020, finance income comprised bank interest received.

In 2021, finance income also included a gain on an equity settled derivative financial liability. We issued warrants in 2020 and 2019 in connection with registered direct offerings. In 2015, we assumed fully vested warrants and share options on the acquisition of DARA. The number of Ordinary Shares to be issued when the warrants and options are exercised is fixed, however the exercise prices are denominated in United States dollars, which is different from the functional currency of the Company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities in the consolidated statement of financial position with any gains or losses being recognized through finance income or finance expense in the consolidated statement of comprehensive income.

Finance Expense

Finance expenses include all interest payable on borrowings and loan instruments. In 2021 and 2020, finance expenses were comprised primarily of interest payable on lease liabilities and other loans.

In 2020, finance expenses also included a loss on equity settled derivative financial liability.

Taxation

Taxation represents tax credits receivable by Group companies in respect of qualifying research and development costs incurred.

A.	Operating Results.

Results of Operations

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The following table summarizes our consolidated results of operations for the years ended December 31, 2021 and 2020.

	Year Ended December 31,
	2021	2020
	(£ in thousands)

Revenue	578	180
Grant revenue	--	163
Total revenue	578	343
Other income	24	12
Research and development costs	(4,654)	(6,068)
Administrative costs	(2,946)	(4,958)
Impairment of intangible assets	--	(12,369)
Loss from operations	(6,998)	(23,040)
Finance income	936	1
Finance expense	(44)	(431)
Loss before taxation	(6,106)	(23,470))
Taxation	646	1,281
Loss from continuing operations	(5,460)	(22,189)
Loss for the year attributable to the owners of the parent	(5,460)	(22,189)

_________________________

Revenue. For the year ended December 31, 2021, we generated consolidated Revenues from continuing operations of £0.58 million, compared to £0.18 million in 2020, comprising Q-Sphera formulation services under R&D collaboration agreements for customers in each year.

Research and Development Costs. We incurred research and development costs of £4.65 million in 2021, compared to £6.07 million in 2020, a decrease of 23%, primarily due to £1.81 million lower clinical development costs on MTD201 offset by a £0.48 million increase in clinical costs on MTX110 and a £1.21 million increase in preclinical costs spread across several projects, including those under R&D collaboration agreements. Personnel costs, share based payment charge and other items increased by £0.32 million, £0.21 million and £0.22 million, respectively, in 2021 compared with 2020. The prior year included certain items related to the restructuring of the Company following the previously disclosed strategic review in 2020, including redundancy costs, accelerated depreciation and foreign exchange of £0.89 million, £0.85 million and £0.31 million, respectively.

Administrative costs. For the year ended December 31, 2021, our administrative costs were £2.95 million, as opposed to £4.96 million in 2020, and included decreases in legal, professional fees, insurance and other costs of £0.95 million, and a decrease in personnel costs of £0.51 million, offset by an increase in share based payments of £0.15 million. The prior year included certain items related to the closure of tour operations in Bilbao, Spain, including £0.55 million in interest on repaid Spanish soft loans and £0.17 million related to the settlement of a lawsuit.

Impairment of Intangible Assets. In connection with our decision to terminate further in-house development of MTD201, we recognized an impairment loss for in-process research and development of £9.30 million in 2020. In addition, because no other Q-Sphera products were advanced beyond the formulation stage as of December 31, 2020, we recognized an impairment of goodwill arising from our acquisition of Q Chip Limited in December 2014 of £2.30 million. In connection with the termination of our license to panobinostat by Secura Bio in June 2020, we recognized an impairment of an intangible asset of £0.78 million as of December 31, 2020.

Finance Income. Finance income generally represents interest earned on cash balances. However, in 2021, finance income of £0.94 million was credited to the income statement, compared with none in 2020, and included a gain in respect of an equity settled financial liability of £0.94 million.

Finance Expense. Finance expenses of £0.04 million were charged in 2021, compared to £0.43 million in 2020, a decrease of £0.39 million. In 2020, finance expense included a loss in respect of an equity settled financial liability of £0.40 million.

B.	Liquidity and Capital Resources.

Overview

We have incurred significant net losses and have had negative cash flows from operations during each period from inception through December 31, 2021, and had an accumulated deficit of £127.80 million as of December 31, 2021. We have yet to generate a profit and, excluding share issues, cash flows have been consistently negative from the date of incorporation. Management expects operating losses and negative cash flows to continue for the foreseeable future. We believe our existing balances of cash and cash equivalents will be insufficient to satisfy our working capital needs and other liquidity requirements associated with our existing operations over the next 12 months. Additional funding will have to be obtained, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of our product candidates and formulations, as well as consider other strategic alternatives.

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

As of December 31, 2021, we had cash and cash equivalents of £10.06 million. Historically, we have financed our operations primarily from the net proceeds of public and private share placings. In December 2014, we received net proceeds of £30.6 million from the issuance and sale of 599,250 of our Ordinary Shares in our initial public offering and associated listing on AIM. In October 2016, we received net proceeds of £15.6 million from the issuance and sale of 757,852 of our Ordinary Shares in a placing and open offer outside of the United States. In September 2017, we received net proceeds of £5.7 million from the issuance and sale of 615,733 Ordinary Shares in a placing outside of the United States. In February 2019, we received net proceeds of £12.3 million from the issuance and sale of 17,410,773 Ordinary Shares in a subscription, placing and open offer outside of the United States. In October 2019, we received net proceeds of £1.8 million from the issuance and sale of 600,000 Depositary Shares (representing 3,000,000 Ordinary Shares) and warrants to purchase 600,000 Depositary Shares (representing 3,000,000 Ordinary Shares) in registered direct offering and concurrent private placement in the United States.

In May 2020, we received net proceeds of $2.6 million from the issuance and sale of 1,818,182 Depositary Shares (representing 9,090,910 Ordinary Shares) and warrants to purchase 600,000 Depositary Shares (representing 9,090,910 Ordinary Shares) in a registered direct offering and concurrent private placement in the United States. In addition, in May 2020, we received net proceeds of £1.6 million from the issuance and sale of 6,666,666 Units in the May Placing. In July 2020, we received net proceeds of £5.3 million from the issuance and sale of 21,296,295 Ordinary Shares in a placing to investors in the United Kingdom. Further, in August 2020 and February 2021, we received net proceeds of $1.0 million and $0.1 million, respectively, upon the exercise of warrants issued in the May 2020 private placement. In July 2021, we received net proceeds of £9.0 million from the issuance and sale of 35,087,720 Ordinary Shares in the 2021 UK Placing.

In addition to the potential issuance of any debt securities or additional equity securities, we continue to assess the market value of certain of our assets so that non-dilutive funding could be available, if required, to drive long term value for the Company without a reliance on equity funding.

On September 1, 2018, we were awarded a €1.5 million unsecured loan from the regional government of the Basque region of Spain as part of their Gauzatu Industry program, which is a government funded program to support local small and medium-sized enterprises in establishing infrastructure and capability for global industries. The Basque Loan was intended to be used as part of our commercial scale up for our MTD201 program and Q-Sphera technology platform. We never drew upon the Basque Loan. Due to the termination of the MTD201 program and shut down of our Bilbao, Spain manufacturing facilities, we have terminated this loan agreement.

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

Cash Flows

The following table presents a summary of the primary sources and uses of cash for the years ended December 31, 2021 and 2020:

	Year ended December 31,
	2021	2020
	(£ in thousands)
Cash used in operating activities	(6,008)	(9,301)
Cash (used in) provided by investing activities	(278)	2,574
Cash provided by financing activities	8,805	3,084
Net increase (decrease) in cash and equivalents	2,519	(3,643)

Operating Activities

The following table presents a summary of the cash used in operations as of the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
	(£’s in thousands)
Cash flows from operating activities before changes in working capital	(6,548)	(9,697)
Changes in working capital	(617)	(1,558)
Cash used in operations	(7,165)	(11,255)

Cash flows from Operating Activities before Changes in Working Capital. Net cash outflow from operating activities before changes in working capital was £6.55 million in the year ended December 31, 2021, as opposed to £9.70 million during the same period in 2020. This decreased cash outflow of £3.15 million, or 75%, was driven by a decrease in losses attributable to the owners of the Company of £16.73 million, lower tax charge credit of £0.64 million, increased share based payment expense of £0.49 million and decrease in loss on disposal of fixed assets of £0.19 million offset by an increase in net finance income, decreases in depreciation and amortization and an increase in foreign exchange gains of £1.32 million, £0.81 million and £0.39 million, respectively. Included in cash flows from operating activities in 2020 was £12.37 million in respect of impairment of intangibles.

Cash Used in Operations. Working capital increased in cash flow terms by £0.62 million for the year ended December 31, 2021, compared to an increase of £1.56 million for 2020.  The increase in 2021 primarily comprised of an increase in trade and other receivables of £0.49 million and a decrease in trade and other payables of £0.13 million.

Taxes Paid.  Research and development tax credits of £1.16 million were received in 2021, as opposed to £1.95 million in 2020. This related to claims submitted in the prior financial year.

Investing Activities

Purchase of property, plant and equipment of £0.32 million occurred in the year ended December 31, 2021, compared to £0.20 million in 2020. In 2021, capital expenditure was largely related to the purchase of laboratory equipment for our laboratories and pilot scale manufacturing facilities in Cardiff, Wales. The £2.55 million cash-backed guarantee for a Spanish government loan that was put in place in 2019 was repaid in the amount of £2.64 million in 2020.

Financing Activities

 Government loans, grants and subsidies. In connection with the closure of our Bilbao, Spain operations, in 2020, we repaid Spanish government loans and grants of £6.18 million and £0.22 million, respectively.

Amounts paid on lease liabilities. In 2021 we paid £0.11 million in respect of lease liabilities compared with £0.26 million in 2020. We entered into a lease for new corporate offices in Cardiff in 2021 and surrendered the lease on our former facilities in Cardiff in 2021. We surrendered both our property leases in Bilbao, Spain during 2020.

Shares Issues Including Warrants, Net of Costs. We raised £9.03 million in net proceeds during the year ended December 31, 2021 in cash from the 2021 UK Placing in July 2021 and from the exercise of warrants.

On May 20, 2020, we completed the closing of a registered direct offering with certain Investors for the sale of 1,818,182 Depositary Shares (representing 9,090,910 Ordinary Shares) at a price per Depositary Share of $1.65, for aggregate gross proceeds of $3.0 million. In a concurrent private placement, we sold to the Investors Private Placement Warrants to purchase a total of 1,818,182 Depositary Shares (representing 9,090,910 Ordinary Shares) at an exercise price of $2.05 per Depositary Share. The Private Placement Warrants, which were immediately exercisable, will expire five and one-half years from the issuance date. The closing of the private placement occurred on May 20, 2020. As of December 31, 2020, Private Placement Warrants to purchase 500,000 Depositary Shares had been exercised for an aggregate exercise price of approximately $1.0 million. Wainwright served as the sole placement agent for the transaction. In connection therewith, we also issued to certain designees of Wainwright the Wainwright Warrants for the purchase of a total of 90,909 Depositary Shares (representing 454,546 Ordinary Shares) at an exercise price of $2.0625 per Depositary Share pursuant to the terms of our engagement letter agreement with Wainwright. The Wainwright Warrants became exercisable on May 18, 2020 and expire May 18, 2025.

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

In July 2020, we, through TPI, completed a placing with certain investors in the United Kingdom of 18,518,518 Placing Shares. In addition, 2,777,777 Broker Option Shares were placed by TPI pursuant to a broker option. Each of the Placing Shares and the Broker Option Shares were sold at an issue price of £0.27 per share.

In July 2021, we, through TPI, completed the 2021 UK Placing with certain investors in the United Kingdom of 35,087,720 Placing Shares at an issue price of £0.285 per share.

For the years ended December 31, 2021 and 2020, we issued 25,000 Ordinary Shares in each year to be purchased by the Midatech Pharma Share Incentive Plan, an employee share incentive trust.

Cash and Cash Equivalents

Cash increased for the year ended December 31, 2021 by £2.52 million, before the impact of foreign exchange movements, compared to a decrease of £3.64 million in 2020. This increase was primarily due to continuing trading losses offset by the net proceeds from share issuances and warrant exercises during the year of £9.03 million. As of December 31, 2021, we had cash and cash equivalents of £10.06 million compared to £7.55 million as at December 31, 2020.

Cash Commitments

Our cash resources expected to provide liquidity into the first quarter of 2023, The Company remains focused on tight control of its cash commitments at any given time. As of December 31, 2021 our cash requirements primarily relate to the following:

•	lease obligations, related to our office and research and development facility, which are recognized as lease liabilities in the consolidated statement of financial position;

•	construction of property, plant and equipment, including leasehold improvements and dilapidations in respect of our former leased facility;

•	purchase obligations, under our commercial supply agreements and related activities; and

•	research and development activities related to preclinical and clinical trials for our product candidates in development.

The lease on our office and research and development facility commenced in August 2021 and expires in August 2026. Our cash requirements for our lease obligation (on an undiscounted basis) are £0.14 million and £0.68 million, for the short-term (payable within twelve months after the reporting date) and long-term (payable beyond twelve months after the reporting date), respectively. Our lease obligation includes ancillary contractual commitments in relation to utilities, maintenance and other services.

We built out the office and laboratory space at our new facility in the period April through August 2021. We recognized £0.05 million in respect of leasehold improvements during 2021 and an additional £0.19 million in respect of new laboratory equipment. We expect only modest capital expenditures in the foreseeable future. We have a contingent liability in respect of dilapidations on our former office and laboratory facility expected to be around £0.05 million.

We purchase materials to support out internal Q-Sphera research and development pipeline. As of December 31, 2021, there were outstanding commitments purchases of £nil. We purchase MTX110 clinical supply product from a third-party manufacturer and, while there were no commitments as of December 31, 2021, we expect to order quantities of MTX110 with a value of £0.18 million during 2022.

We undertake formulation work in-house but contract out our pre-clinical and clinical studies to third party contract research organizations, or CROs. As of December 31, 2021, we had committed to preclinical studies with aggregate obligations of £0.12 million. We expect to initiate additional preclinical studies with an aggregate commitment of £0.85 million during 2022. Similarly, at December 31, 2021, we had committed to three clinical studies of MTX110 in GBM, DIPG and medulloblastoma for an aggregate commitment of £0.54 million at that date and we expect to initiate additional studies during 2022 with a total cash commitment of approximately £0.8 million in 2022.

We believe we have sufficient cash resources to fund our commitments and operations into the first quarter of 2023. To maintain operations beyond the first quarter of 2023, additional funding will be required, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of our product candidates and formulations, as well as consider other strategic alternatives.

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

E.	Critical Accounting Estimate.

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

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital. The carrying value of our goodwill was £0 as of December 31, 2021 and 2020, and intangible assets not yet ready for use was £0 as of December 31, 2021 and 2020.

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit.

As a result of our strategic review, an impairment charge of £2.3 million was recognized against goodwill in the year ended December 31, 2020 (2019:£Nil) and an impairment charge against the IPRD of the Midatech Wales cash generating unit of £9.3 million (2019:£Nil). As a result of the purported termination of our license to panobinostat by Secura Bio in June 2020, there was an impairment charge of £0.8 million against the acquired IPRD in relation to MTX110. There were no impairment charges in 2021.

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

The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note 26 to our consolidated financial statements for the year ended December 31, 2021 and are estimated as follows:

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

Financial Liabilities

Fair Value Through Profit and Loss (FVTPL). We have outstanding warrants in the Ordinary Share capital of the company. The number of Ordinary Shares to be issued when exercised is fixed, however the exercise price is denominated in U.S. dollars, being different to the our functional currency. Therefore, the warrants are classified as equity settled derivative financial liabilities recognized at fair value through the profit and loss account.

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in Note 21 to our consolidated financial statements.

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

In 2021 and 2020, there were £67.2 million and £63.2 million of gross unutilized tax losses carried forward, respectively. No deferred tax asset has been provided in respect of losses, as there was insufficient evidence to support their recoverability in future periods.

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

Leases

IFRS 16, Leases, defines the lease term as the non-cancellable period of a lease together with the options to extend or terminate a lease, if the lessee were reasonably certain to exercise that option. Where the lease includes the option for us to extend the lease term, we make a judgement as to whether it is reasonably certain that the option will be taken. This will take into account the length of time remaining before the option is exercisable, current trading, future trading forecasts as to the ongoing profitability of the organization and the level and type of planned future capital investment. The judgement is reassessed at each reporting period. A reassessment of the remaining life of the lease could result in a recalculation of the lease liability and a material adjustment to the associated balances.

The discount rate used in the calculation of the lease liability involves estimation. The discount rate used is the incremental borrowing rate. This rate represents the rate we would have had to pay to borrow, over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.

During 2020, following the closure of Midatech Spain and the termination of a property lease we occupied, a profit on disposal has been recognized in the accounts of £109,000.

In April 2021 we entered into an agreement to lease new premises at 1 Caspian Point, Caspian Way, Cardiff CF10 4DQ for our corporate offices and laboratories. The agreement to lease allowed the Group to carry out the Category A works and fit out prior to commencement of the lease and occupation in August 2021. The lease is for a five-year term with no break clause and includes a rent-free period of nine months. The lease has been recognized as a right of use asset effective as of April 2021.

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

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our portfolio. For the year ended December 31, 2021, the Company incurred a consolidated loss from operating activities of £5.46 million and negative cash flows from operations of £6.55 million. As of December 31, 2021, we had an accumulated deficit of £127.80 million.

Our future viability is dependent on our ability to raise cash from financing activities to finance our development plans until commercialization, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of our development products. Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies.

Our consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2021, we had cash and cash equivalents of £10.06 million. We believe we currently have enough cash to fund our planned operations into the first quarter of 2023.

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

 Recently Issued and Adopted Accounting Pronouncements

See Note 1 to our consolidated financial statements included elsewhere in this report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	Directors and Senior Management

The following table sets forth certain information about our current directors and senior management. The professional address of each of the directors is care of Midatech Pharma PLC, Oddfellows House, 19 Newport Road, Cardiff, CF24 0AA, United Kingdom.

Name	Age at 12/31/2021	Position/Title	Term (1)
Directors:
Stephen Stamp (2)	60	Chief Executive Officer and Chief Financial Officer, Director	2023
Rolf Stahel (2) (3) (4)	77	Non-Executive Chairman of the Board of Directors	2023
Simon Turton, Ph.D. (2) (3) (4)	54	Senior Independent Non-Executive Director	2022
Sijmen de Vries, M.D. (2) (3) (4)	62	Non-Executive Director	2024
Senior Management (5):
Dmitry Zamoryakhin	42	Chief Scientific Officer	--

__________________________

(1)	The term of the Board of Directors will expire immediately after the annual general meeting held in the year set forth next to the director’s name.

(2)	Nominations Committee member
(3)	Remuneration Committee member
(4)	Audit Committee member
(5)	Other than directors who are also members of senior management.

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

Rolf Stahel has served as our Non-Executive Chairman of the Board of Directors and a director (including his service to our predecessor entity) since March 2014. Since December 2016, Mr. Stahel has served as the Non-Executive Chairman and a director of Ampha Limited. Between 2009 and 2016, Mr. Stahel served as the Non-Executive Chairman and a director of Connexios Sciences Pvt. Ltd., and between April 2014 and March 2017 he served as Non-Executive Chairman and a director of Ergomed plc (LON: ERGO). Mr. Stahel is also the sole shareholder and founder of Chesyl Pharma Ltd. From March 1994 to March 2003, Mr. Stahel served as the Chief Executive Officer and a director of Shire plc (subsequently acquired by Takeda Pharmaceuticals Company Limited). Prior to that time, Mr. Stahel worked in various positions with Wellcome plc, the predecessor to GlaxoSmithKline plc (NYSE: GSK), for 27 years. Mr. Stahel has previously served as the Non-Executive Chairman of EUSA, Cosmos Pharmaceuticals SpA (SIX: COPN), PowderMed Ltd. and Newron Pharmaceuticals SpA (SWX: NWRN).

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

Senior Management

Dmitry Zamoryakhin M.D. has served as our Chief Scientific Officer since July 2021. Prior to that time, from February 2021 to July 2021 Dr. Zamoryakhin provided independent consulting services to biotech and pharmaceutical companies in the areas of gene and cell therapy, biologics and small molecules. From September 2018 to January 2021, Dr. Zamoryakhin served as the Chief Medical Officer of Oxford Biomedica plc (LON: OXB). From October 2016 to August 2018, he held positions of increasing responsibility at Grunenthal GmbH, most recently as Vice President, Head of Development and Strategy. Dr. Zamoryahkin has also held various positions at Daiichi Sankyo Company Limited (TYO: 4568), Ono Pharmaceutical Co., Limited (TYO: 4528) and GlaxoSmithKline plc (LON: GSK, NYSE: GSK). Dr. Zamoryakhin has broad experience across all phases of development of drugs and medical devices, working with regulatory authorities including the EMA, FDA, PMDA, and NMPA He qualified as a doctor of medicine at Perm State Medical Academy, Russia, before earning a diploma in Pharmaceutical Medicine at PHARMED, Universite Libre de Bruxelles, and an MBA at Warwick Business School.

For the biographical information of Stephen Stamp, our Chief Executive Officer and Chief Financial Officer, see “—A. Directors and Senior Management—Directors.”

Board Diversity

The table below provides certain information regarding the diversity of our Board of Directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Offices:	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Background

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

The following table summarizes the compensation paid to our non-employee directors during 2021.

Name	Fees Earned or Paid in Cash (£)(1)	All Other Compensation (£)(2)	Total £
Sijmen de Vries	30,400	-	30,400

Rolf Stahel	40,000	57,040	97,040
Simon Turton (3)	30,400	-	30,400

_____________

(1)	Includes annual fees, committee chairpersonship fees and meeting fees.
(2)	Includes fees paid to Mr. Stahel in connection with a consultancy agreement with Chesyl Pharma Limited, a company wholly owned by Mr. Stahel.
(3)	A portion of the compensation paid to Mr. Turton for his services on the Board of Directors are paid to a consulting firm owned by Mr. Turton; however, we do not receive any consulting services from Mr. Turton’s consulting firm.

The following table sets forth, as of December 31, 2021, the aggregate number of option awards held by those individuals who served as non-executive directors during 2021:

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

Rolf Stahel Letter of Appointment

Pursuant to a term of appointment dated April 15, 2014, as amended on December 2, 2014, or the Stahel Appointment Agreement, Rolf Stahel was appointed Non-Executive Chairman of the Board of Directors, effective as of March 1, 2014. The initial term of appointment for Mr. Stahel expired on February 28, 2015 but Mr. Stahel was subsequently re-elected by the directors of Midatech with the current term expiring in April 2022 In addition, his appointment may be terminated:

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

Pursuant to the terms of the Stahel Appointment Agreement, Mr. Stahel is paid an annual fee of £40,000 (reduced from £50,000 effective as of October 1, 2017). Mr. Stahel is also paid an additional fee of £40,000 under a consultancy agreement (reduced from £50,000 effective as of October 1, 2017). Mr. Stahel is entitled to additional payments depending upon the amount of time he devotes to the Company under the consultancy agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Chesyl Pharma Limited.” In addition, in connection with the execution of the Stahel Appointment Agreement, we granted to Mr. Stahel options to acquire Ordinary Shares at a price of £1.50 per share, which he subsequently exercised. Mr. Stahel, in accepting the options, agreed to certain restrictions on any disposal and voting rights of such shares. As to 6,122 of such shares held by Mr. Stahel, Mr. Stahel is prohibited from disposing of such shares unless and until the Company reaches certain milestones set forth in the Stahel Appointment Letter. Such shares that are subject to disposal restrictions are unable to be voted upon by Mr. Stahel during the periods described above in respect of the amount of such shares which remain under restriction.

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

In the event we terminate the agreement with Mr. Stahel at any time in accordance with the provisions of the articles of association or applicable laws, Mr. Stahel will have no right to damages or compensation if he:

•	is found guilty of any misconduct, gross negligence or dishonesty or acts in a manner which is materially adverse to our interests;

•	commits any serious or repeated breach or non-observance of his obligations to the Company;

•	becomes bankrupt, has an interim order made against him under the United Kingdom Insolvency Act 1986 or makes any composition or enters into any deed of arrangement with his creditors or the equivalent of any of these under any other jurisdictions;

•	becomes of unsound mind, becomes a patient under any statute relating to mental health or is unable, due to any accident, illness or injury, to undertake his duties for the Company for a period of more than six consecutive months;

•	is convicted of a criminal offense (other than a motoring offense for which a non-custodial penalty is imposed);

•	is disqualified by law or an order of a court of competent jurisdiction from holding office; or

•	has failed to submit his resignation as Non-Executive Chairman and as a director of the Company when required to so pursuant to the terms of the Stahel Appointment Agreement.

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

Compensation of Executive Officers

The following table summarizes the compensation earned by our senior management during 2021 (including for any service on any our subsidiaries), including one former executive officer.

Name	Salary (£)	Bonus (1)(£)	Option Awards (2) (£)	All Other Compensation (3)(£)	Total (£)
Stephen Stamp	186,590	35,640	95,000	11,637	328,867
Chief Executive Officer & Chief Financial Officer (4)
Dmitry Zamoryakhin, M.D.	97,244	15,939	47,500	10,054	170,737
Chief Science Officer
Steve Damment, Ph.D.	112,310	--	--	7,286	119,596
Former Executive Vice President, Research and Development
All current and former senior management as a group (3 persons)	396,144	51,579	142,500	28,977	619,200

___________

(1)	Mr. Stamp, Dr. Zamoryakhin and Dr. Damment have or had a bonus target of 33%, 30%, and 30%, respectively, of their annual base salary, which bonus is or was payable upon attainment of objectives as determined in the subjective judgment of the Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. Mr. Stamp’s and Dr. Zamoryakhin’s bonuses for fiscal 2021 were paid in March 2022. Dr. Damment was not eligible to receive a bonus due to his retirement from the Company in September 2021.
(2)	The amounts reported in this column represent the aggregate grant date fair value of option awards computed in accordance with IFRS as of the grant date. The grant date fair value of the stock option awards to Mr. Stamp and Dr. Zamoryakhin was £0.2775 per share. Dr. Damment forfeited all his outstanding stock options upon his retirement from the Company in September 2021, other than options granted to him in June 2020.
(3)	The amounts reflect the value of benefits payable for medical benefits (£1,137, £832 and £330 for Mr. Stamp, Dr. Damment and Dr. Zamoryakhin, respectively) and pursuant to pension plans (£10,500, £6,454 and £9,724 for Mr. Stamp, Dr. Damment and Dr. Zamoryakhin, respectively).
(4)	Dr. Zamoryakhin was appointed as our Chief Scientific Officer effective July 11, 2021.
(5)	Dr. Damment retired as Executive Vice President, Research and Development effective September 30, 2021.

The following table sets forth, as of December 31, 2021, the aggregate number of option awards held by our senior management.

Name	Number of Options	Grant Date	Exercise Price per Share (£)	Expiration Date
Stephen Stamp	30,000(1)	9/9/2019	1.05	9/9/2029
	300,000(2)	6/17/2020	0.202	1/17/2030
	500,000(2)	7/15/2021	0.2775	7/14/2031
Steve Damment, Ph.D. (3)	125,000(2)(3)	6/17/2020	0.202	3/31/2023

Dmitry Zamoryakhin, M.D.	250,000(2)	7/15/2021	0.2775	7/14/2031

All senior management as a group (3 persons)	1,205,000(4)	(5)	(6)	(7)

_________

(1)	Of these options, 7,500 previously vested on September 9, 2020, and the remaining 22,500 options have subsequently vested, or will vest, in 12 equal quarterly tranches, over a subsequent three-year period.
(2)	Of these options, 25% of the options vest or vested 12 months after the grant date, and the remaining options have subsequently vested, or will vest, in 12 equal quarterly tranches, over a subsequent three-year period.
(3)	Dr. Damment forfeited all of his outstanding option awards upon his retirement from the Company effective September 30, 2021, other than 125,000 options granted in June 2020, the vesting of which was extended to December 31, 2022 in recognition of his service to the Company. All unexercised but vested options as of December 31, 2022 must be exercised no later than March 31, 2023 or they will be forfeited.
(4)	434,064 stock options are fully vested.
(5)	The grant dates range from September 9, 2019 to July 15, 2021.
(6)	The exercise price of the options range from £0.202 to £1.05.
(7)	The stock options expire between March 31, 2023 and July 14, 2031.

Agreements with Senior Management

Stephen Stamp. On September 9, 2019, we entered into a service agreement, or the Service Agreement, with Mr. Stamp. The Service Agreement provides for a base salary, incentive compensation benefits, and, in certain circumstances, severance benefits. The Service Agreement may be terminated, subject to certain exceptions, upon six months’ prior notice.

The Service Agreement provides for an initial base salary of £160,000. Mr. Stamp’s base salary is subject to increase each April 1 by the percentage increase, if any, in the “All Items Index of Retail Prices” published by the United Kingdom Office for National Statistics over the previous year. The base salary of Mr. Stamp is to be reviewed annually to consider any increase in salary. In connection with his promotion to Chief Executive Officer, Mr. Stamp’s base salary was increased to £180,000 effective as of April 1, 2020.

The Service Agreements also include a bonus target for Mr. Stamp of 33% of his annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of the Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. For the year ended December 31, 2022, the Remuneration Committee determined that in respect of Mr. Stamp, 60% of his bonus objectives had been achieved in 2021 In addition to base salary and bonus, the Service Agreement provides for additional benefits, such as a 10% pension contribution, life insurance, medical insurance, vacation benefits and any other additional benefits as determined by the Board of Directors from time to time.

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

Dmitry Zamoryakhin. We have entered into a contract of employment, or the Contract of Employment, with Dr. Zamoryakhin.  The Contract of Employment was effective as of July 12, 2021 and provides for Dr. Zamoryakhin’s base salary, incentive compensation benefits, and compensation surrounding a termination of his employment.  The Contract of Employment may be terminated by either Dr. Zamoryakhin or the Company with six months’ prior notice.

The Contract of Employment provides for an initial base salary of £205,000, which is subject to adjustment, and also includes an initial bonus target of 30% of Dr. Zamoryakhin’s annual base salary.  In addition to base salary and bonus, the Contract of Employment provides for additional benefits, such as a 6% pension contribution, medical insurance, vacation benefits and any other additional benefits as determined by the Board of Directors from time to time.

Dr. Zamoryakhin has also agreed that, for a period of six months following his termination (as reduced by any “garden leave” period), he will not compete with the Company, directly or indirectly, or solicit any customer, prospective customer or key employee.  The Contract of Employment includes provisions related to confidentiality and the non-disclosure of information and assignment of inventions.  Among other things, these provisions prohibit Dr. Zamoryakhin from disclosing any of our proprietary and confidential information received during the course of employment and require Dr. Zamoryakhin to assign to us any inventions conceived or developed during the course of his employment.

The Contract of Employment provides that we will pay Dr. Zamoryakhin his normal salary during any notice period prior to termination.  We are also permitted to terminate Dr. Zamoryakhin’s employment effective immediately, without notice or payment, if Dr. Zamoryakhin is found guilty of any fundamental or repudiatory breach of contract or any breach of the disciplinary rules applicable to Dr. Zamoryakhin.

C.	Board Practices

Board of Directors

Our Board of Directors is currently comprised of four directors, one of whom is an executive director and three of whom are non-executive directors, reflecting a blend of different experience and backgrounds. The roles of Chairman of the Board of Directors (which is a non-executive position) and Chief Executive Officer have been split and there is a clear division of responsibility between the two positions. With a view towards maintaining the independence of the Board of Directors, no remuneration is paid to either the Chairman or non-executive directors in the form of shares.

Effective as of September 28, 2018, all AIM listed companies were required to formally apply a recognized corporate governance code. We have chosen to adopt the principles of the Quoted Companies Alliance Corporate Governance Code for Small and Mid-Sized Quoted Companies, or the QCA Code. The QCA Code identifies ten principles to be followed in order for companies to deliver growth in long term shareholder value, encompassing and efficient, effective and dynamic management framework, accompanied by good communication, to promote confidence and trust.

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

Board Committees

We have established audit, nomination, and remuneration committees of the Board of Directors with formally delegated duties and responsibilities. From time to time, separate committees may be set up by the Board of Directors to consider specific issues when the need arises.

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

In addition, the Audit Committee is responsible, within agreed terms of reference, for ensuring compliance with the AIM Rules, rules and regulations promulgated by the SEC and the rules of NASDAQ, and disclosure of information. The Audit Committee works closely with the Board of Directors to ensure that our nominated adviser is provided with any information it reasonably requests or requires in order for it to carry out its responsibilities under the AIM Rules and the AIM Rules for Nominated Advisers.

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

The number of our employees by geographic location and function as of the end of the period for the fiscal years ended December 31, 2021, 2020 and 2019 were as follows:

	As of December 31,
	2021	2020	2019
Business functional area:
Research and development	15	13	52
General and administration	5	5	13

Total	20	18	65

	As of December 31,
	2021	2020	2019
Geography:
United Kingdom	20	18	24
Spain	--	--	41

Total	20	18	65

To our knowledge, none of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Following our strategic review in 2020, our facilities in Bilbao, Spain were closed and all employees were made redundant. The redundancy process was implemented under a process under Spanish mediation process that entailed extensive consultation with a worker’s council.

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

Midatech Pharma PLC Employee Share Incentive Plan

In 2017, we set up the Midatech Pharma Share Incentive Plan, or the MPSIP. Under the MPSIP, our employees and directors can acquire our Ordinary Shares via a salary sacrifice arrangement. We grant matching shares for every share bought under the MPSIP. In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition. All shares purchased by the MPSIP are held by an Employee Benefit Trust that is not under our control. Shares must be left in the plan for five years to qualify for full income tax relief.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

The following table sets forth information, to our knowledge, as of March 31, 2022, regarding the beneficial ownership of Ordinary Shares, including:

•	each person that is known by us to be a beneficial owner of 3% or more of Ordinary Shares (based on information in our share register and information provided by such persons);

•	each member of our Board of Directors;

•	each member of our senior management; and

•	all members of our Board of Directors and our senior management, taken as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based upon the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 98,468,413 Ordinary Shares outstanding as of March 31, 2022. Ordinary Shares subject to options or warrants currently exercisable or exercisable within 60 days of March 31, 2022 are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Unless otherwise indicated, the address for each holder listed below is Midatech Pharma PLC, 1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ, United Kingdom. All holders of Ordinary Shares, including those shareholders listed below, have the same voting rights with respect to such shares.

Name of Beneficial Owner	Amount and Nature Of Ownership	Percent of Class
Major Stockholders:
Entities affiliated with Dr. Lam Kong (1)	10,389,610	10.6%
Armistice Capital LLC (2)	4,913,573**	4.9%
Directors and Senior Management:
Sijmen de Vries, M.D. (3)	26,441	*
Rolf Stahel	53,853	*
Stephen Stamp (4)	200,000	*
Simon Turton, Ph.D.	55,325	*
Dmitry Zamoryakhin, M.D.	--	--
Directors and senior management as a group (5 persons) (5)	335,619	*

 __________________

*	Less than one percent of the outstanding Ordinary Shares.
**	Subject to 4.99% blocker. See Footnote (2) below.

(1)	Information in the table and this footnote is based upon information contained in a Schedule 13D filed with the SEC on April 4, 2019 by A&B (HK) Company Limited, A&B Brother Limited, China Medical System Holdings Limited, CMS Medical Venture Investment (HK) Limited, and Dr. Lam Kong. Includes (i) for A&B (HK) Company Limited, 5,194,805 Ordinary Shares held of record, and (ii) for CMS Medical Venture Investment (HK) Limited, 5,194,805 Ordinary Shares held of record. A&B (HK) Company Limited is a wholly owned subsidiary of A&B Brother Limited, which is wholly owned by Dr. Lam Kong. CMS Medical Venture Investment (HK) Limited is a wholly owned subsidiary of China Medical System Holdings Limited, of which Dr. Lam Kong is the President, Chief Executive Officer and Chairman of the Board and maintains a 46.04% indirect ownership interest. Each of A&B (HK) Company Limited and A&B Brother Limited is deemed to be the beneficial owner with shared dispositive and voting power with respect to 5,194,805 Ordinary Shares. Each of China Medical System Holdings Limited and CMS Medical Venture Investment (HK) Limited is deemed to be the beneficial owner with shared dispositive and voting power with respect to 5,194,805 Ordinary Shares. Dr. Lam Kong is deemed to be the beneficial owner with shared dispositive and voting power with respect to 10,389,610 Ordinary Shares. The principal business address of China Medical System Holdings Limited and CMS Medical Venture Investment (HK) Limited is Unit 2106, 21/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong, China. The principal place of business for A&B (HK) Company Limited is Unit A, 11/F, Chung Pont Commercial Building, 300 Hennessy Road, Wanchai, Hong Kong, China. The principal business address for A&B Brother Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Island. The principal business address of Dr. Lam Kong is Unit 2106, 21/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong, China.

(2)	Information in the table and this footnote is based upon information contained in a Schedule 13G/A filed with the SEC on February 14, 2020 by Armistice Capital, LLC (though amounts included in such Schedule 13G/A have been adjusted in this annual report to give effect to the reverse stock split and Depositary Share ratio change), information provided to us by the direct stockholder, Armistice Capital Master Fund Ltd., or Armistice, and our information and belief. The amounts and percentages in the table give effect to the 4.99% beneficial ownership limitation set forth in warrants held by Armistice. Armistice Capital, LLC, the investment manager of Armistice, and Steven Boyd, the managing member of Armistice Capital, LLC, hold shared voting and dispositive power over the shares held by Armistice. The principal business address of Armistice is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, New York, 10022.
(3)	Shares owned by Dr. de Vries include 200 Ordinary Shares subject to outstanding stock options which are exercisable at March 31, 2022 or will become exercisable within 60 days after such date. Includes 2,957 Ordinary Shares held by Promida Holdings, in which Dr. de Vries has a minority interest.
(4)	Shares owned by Mr. Stamp include 150,000 Ordinary Shares subject to outstanding stock options which are exercisable at March 31, 2022 or will become exercisable within 60 days after such date.
(5)	Shares owed by all directors and senior management as a group include 150,200 Ordinary Shares subject to outstanding stock options, which are exercisable at March 31, 2022 or will become exercisable within 60 days after such date.

As of March 31, 2022, 46% of our outstanding Ordinary Shares was held by registered shareholders with addresses in the United Kingdom, and we had 323 individual holders of record. The Bank of New York Mellon is the holder of record for our Depositary Share program, pursuant to which each Depositary Share represents five Ordinary Shares. As of March 31, 2022, The Bank of New York Mellon, as depositary for the Depositary Shares, held 41,594,935 Ordinary Shares, representing 42% of the issued share capital held at that date. As of March 31, 2022, we had 26 holders of record with an address in the United States, and such holders held less than one percent of our outstanding Ordinary Shares. The number of holders of record or registered holders in the United States or United Kingdom is not representative of the number of beneficial holders or of the residence of beneficial holders.

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

To our knowledge, other than due to the expiration of unexercised warrants held by our shareholders or as otherwise disclosed elsewhere in this annual report, there has been no significant change in the percentage ownership of our Ordinary Shares held by the principal shareholders listed above in the last three years.

B.	Related Party Transactions

Agreement with Chesyl Pharma Limited

In April 2014, Midatech Limited entered into a consultancy agreement, or the Consultancy Agreement, with Chesyl Pharma Limited, or Chesyl. Chesyl is wholly owned by Mr. Rolf Stahel, our Non-Executive Chairman of the Board of Directors. The term of the Consultancy Agreement commenced on March 1, 2014, with an initial term of 12 months and continuing thereafter until terminated in accordance with its terms. Chesyl was engaged to provide management consultancy services, including support and assistance to the board of directors of Midatech Limited in relation to operational issues and the provision of advice in relation to corporate strategy, corporate activities, fund raising and mergers and acquisition opportunities, collectively the Services.

Pursuant to the terms of the Consultancy Agreement, Mr. Stahel (or a similarly qualified substitute party, approved by the Midatech Limited) is obliged to procure the services at such times and at such locations as may be reasonably necessary for 10 full working days per year. Mr. Stahel may not sub-contract these obligations. Midatech Limited will pay Chesyl £40,000 per annum for Mr. Stahel’s services (reduced from £50,000 effective as of October 1, 2017), and if engaged for any additional days, a rate of £2,000 will be paid per full working day.

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

Agreements with Directors and Senior Management

We have previously entered into certain agreements with directors and our senior management related to their service on our Board of Directors or employment with the Company. For more information, see “Item 6. Directors, Senior Management and Employees.”

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

Other than the information set forth in this annual report, there have been no significant changes since December 31, 2021.

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

We incorporate by reference into this annual report the description of our articles of association contained in Exhibit 2.1 to this annual report.

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

A dividend received by individual U.K. Holders will be subject to United Kingdom income tax. The rate of United Kingdom income tax that is chargeable on dividends received in the tax year 2022/2023 by an individual U.K. Holder who is (i) an additional rate taxpayer is 39.35%, (ii) a higher rate taxpayer is 33.75%, and (iii) a basic rate taxpayer is 8.75%. An individual U.K. Holder may be entitled to a tax-free dividend allowance (in addition to their personal allowance) of £2,000 for the tax year 2022/2023. This means that the relevant individual does not need to pay United Kingdom income tax on their first £2,000 of dividend income received. Dividends within the dividend allowance will still count towards the relevant individual's basic, higher or additional rate bands however. An individual’s dividend income is treated as the top slice of their total income that is chargeable to United Kingdom income tax. Dividends which are covered by an individual’s personal income tax allowance do not count towards and are ignored for the dividend allowance.

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

Taxation of Disposals

U.K. Holders. A disposal or deemed disposal of Ordinary Shares or Depositary Shares by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of United Kingdom capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of Ordinary Shares or Depositary Shares are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level at which the annual exempt amount for United Kingdom capital gains tax (the “annual exempt amount”) is set by the United Kingdom government for that tax year. The annual exempt amount for the 2022/2023 tax year is £12,570. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the relevant tax year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an Ordinary Share or a Depositary Shares is taxed at the rate of 20%. In other cases, a taxable capital gain accruing on a disposal of our Ordinary Shares or Depositary Shares may be taxed at the rate of 10% or the rate of 20% or at a combination of both rates.

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

A disposal (or deemed disposal) of Ordinary Shares or Depositary Shares by a corporate U.K. Holder may give rise to a chargeable gain or an allowable loss for such holder for the purpose of United Kingdom corporation tax. Such a holder should be entitled to an indexation allowance, which applies to reduce a capital gain to the extent that such a gain arises due to inflation. The allowance may reduce a chargeable gain but will not create or increase an allowable loss. The indexation allowance was frozen effective as of December 31, 2017, such that for disposals on or after January 1, 2018, the indexation allowance figure only covers the movement in the “retail price index” to December 31, 2017.

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

We also make available on our website, free of charge, our annual report and the text of its reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.midatechpharma.com. The information contained on our website is not incorporated by reference in this annual report.

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

Foreign Exchange Risk

Foreign exchange risk arose in 2021 and prior years because we had a material operation located in Bilbao, Spain, whose functional currency was not the same as our functional currency. Due to significant currency fluctuations during the years ended December 31, 2021, 2020 and 2019, particularly in respect of British pounds sterling against the Euro, our foreign exchange risk was significant. Our net assets arising from such overseas operations were exposed to currency risk resulting in gains or losses on retranslation into British pounds sterling. Given the closure of our Spanish operations and the levels of materiality, and despite this historical volatility, we do not hedge our net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

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

In July 2021, we completed a placing in the United Kingdom which raised gross proceeds of £10.0 million. Further, in February 2021, warrants were exercised for our Depositary Shares that raised gross proceeds of approximately £0.09 million. We have prepared cash flow forecasts and considered the cash flow requirement for our next three years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned.  This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2021 with respect to this uncertainty.

Further, the global spread of pandemic novel coronavirus, COVID-19, places increased uncertainty over our forecasts. The restrictions placed and being placed on the movement of people will likely cause delays to some of our plans. The scale of the impact of COVID-19 is evolving and it is difficult to assess to what extent, and for how long, it will cause delays to our operations. We have established a COVID-19 task force internally to monitor the impact of COVID-19 on our business and prioritize activities to minimize its effect.

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

Based upon our evaluation of our disclosure controls and procedures as of December 31, 2021, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.

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

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2021 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013.

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm we are a non-accelerated filer.

D.	Changes in Internal Control Over Financing Reporting

We regularly review our system of internal control over financial reporting to ensure we maintain an effective internal control environment. Other than the changes discussed herein, there were no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2021 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth by category of service the total fees for services provided to us by our independent registered public accounting firm during the fiscal years ended December 31, 2021 and 2020.

	2021	2020
	(£ in thousands)
Audit Fees (1)	132	323
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	132	323

______________

(1)	Audit fees consist of the aggregate fees billed in connection with the audit and United Kingdom statutory audit of our annual consolidated financial statements included in this annual report, the issuance of comfort letters, interim reviews of our half-yearly financial information and other services related to SEC filings. For the fiscal year ended December 31, 2020, audit fees include £186,000 in respect of fees paid to BDO LLP, and the balance relates to Mazars LLP.

(2)	Audit-related fees are fees for services that are traditionally performed by the independent accountants, including consultations concerning financial accounting and reporting, and employee benefit plan audits, and due diligence on mergers or acquisitions.

(3)	Represents the aggregate fees billed for tax compliance, tax advice and tax consulting services.

(4)	Represents the aggregate fees billed for all products and services provided that are not included under “audit fees”, “audit related fees or “tax fees,” including, but not limited to, fees billed for services relating to mergers and acquisitions.

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

Companies with securities listed on NASDAQ are required to comply with United States federal securities laws, including the Sarbanes-Oxley Act of 2002, as well as certain NASDAQ rules and corporate governance requirements. As a foreign private issuer, however, we are entitled to follow our home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to United States federal securities laws. The United Kingdom laws and practices followed by the Company in lieu of NASDAQ rules are described below:

•	We do not follow NASDAQ’s requirement that the Board of Directors be comprised of a majority of Independent Directors, as defined under Rule 5605(a)(2). In accordance with United Kingdom law and practice, we do not require a majority of our Board of Directors to be considered independent.

•	We do not follow NASDAQ’s requirements applicable to independent director oversight of director nominations, which require that director nominees either be selected or recommended by independent directors. In accordance with United Kingdom law and practice, our directors are nominated by the Nominations Committee, which is comprised of all of the directors of the Company.

•	We do not follow NASDAQ’s requirement that the compensation committee be comprised of Independent Directors, as defined under Rule 5605(a)(2). One of the members of our compensation committee, Mr. Stahel, is not considered independent under the applicable NASDAQ rule. He is, however, considered to be independent under United Kingdom law and practice.

•	We do not require that the compensation committee consider the specific factors affecting consultant independence that are set forth in NASDAQ Rule 5605(d)(3)(D). Our compensation committee may engage independent compensation consultants at its discretion.

•	We do not follow NASDAQ’s requirements that non-executive directors meet on a regular basis without management present. Our Board of Directors may choose to meet in executive session at their discretion.

•	We do not follow NASDAQ’s quorum requirements for stockholder meetings. In accordance with United Kingdom law and practice, our Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•	We do not follow NASDAQ’s requirements to seek shareholder approval for the implementation of certain equity compensation plans and issuances of Ordinary Shares. In accordance with the AIM Rules, we are not required to seek shareholder approval in such circumstances.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18 of Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS.

The financial statements are filed as part of this annual report beginning on page F-1.

The financial statements of the Company included in this annual report do not constitute statutory financial statements within the meaning of the United Kingdom Companies Act 2006. The Company’s statutory financial statements for the years ended December 31, 2021 and 2020 have been reported on by Mazars LLP, independent auditors, under applicable law and the International Standards on Auditing (United Kingdom), and for the year ended December 31, 2019 have been reported on by BDO LLP independent auditors, under applicable law and the International Standards on Auditing (United Kingdom). The Independent Auditors’ Report of Mazars LLP on the statutory financial statements for the years ended December 31, 2021 and 2020 was unqualified. The Independent Auditors’ Report of BDO LLP on the statutory financial statements for the year ended December 31, 2019 was unqualified. The Independent Auditors’ Report of Mazars LLP on the statutory financial statements for the years ended December 31, 2021 and 2020 included an emphasis of matter regarding material uncertainty over going concern. The Independent Auditors’ Report of BDO LLP on the statutory financial statements for the year ended December 31, 2019 included an emphasis of matter regarding material uncertainty over going concern.

ITEM 19.	EXHIBITS.

Exhibit Number	Title

1.1	Articles of Association of Midatech Pharma PLC (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.1*	Description of Securities Registered Under Section 12 of the Exchange Act.
2.2	Specimen certificate representing ordinary shares of Midatech Pharma PLC (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.3	Form of Amended and Restated Deposit Agreement by and among Midatech Pharma PLC, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares thereunder (incorporated by reference to Exhibit A to the Company’s Registration Statement on Form F-6 (File No. 333-252507), filed with the SECon January 28, 2021).
2.4	Form of American Depositary Receipt (included in Exhibit 2.3 as Exhibit A thereto).
2.5	Form of Warrant Assumption Agreement by and between Midatech Pharma PLC and DARA BioSciences, Inc. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.6	Form of “Phase 2b” Common Stock Purchase Warrant issued to General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 4.1 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 15, 2014).
2.7	Form of “FDA Approval” Common Stock Purchase Warrant issued to General Hospital Corporation d/b/a Massachusetts General Hospital (incorporated by reference to Exhibit 4.2 to DARA BioSciences, Inc.’s Current Report on Form 8-K filed with the SEC on December 15, 2014).
2.8	Form of Warrant issued on October 25, 2019 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on October 24, 2019).
2.9	Form of Placement Agent Warrant issued on October 25, 2019 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on October 24, 2019).
2.10	Form of Warrant issued on May 20, 2020 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on May 19, 2020).
2.11	Form of Placement Agent Warrant issued on May 20, 2020 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on May 19, 2020).
2.12	Form of Warrant Instrument issued on May 22, 2020 (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on May 19, 2020).

4.1#	Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.2#	Form of Option Agreement (included in Exhibit 4.1).
4.3#	Consultancy Agreement, dated as of April 15, 2014, by and between Midatech Limited and Chesyl Pharma Limited (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.4#	Appointment Agreement, dated as of April 15, 2014, by and between Midatech Limited and Rolf Stahel (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.5#	Revised Appointment Agreement, dated as of December 2, 2014, by and between Midatech Pharma PLC and Rolf Stahel (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.6#	Form of Appointment Letter between Midatech Pharma PLC and certain directors of Midatech Pharma PLC (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.7#	Deed of Indemnity dated August 5, 2015 (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.8†	License, Collaboration and Distribution Agreement, dated as of January 29, 2019, by and between Midatech Pharma PLC, CMS Bridging Limited, CMS Medical Hong Kong Limited and China Medical System Holdings Limited (incorporated by reference to Exhibit 4.17 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, as amended, filed with the SEC on May 28, 2019).
4.9	Relationship Agreement, dated January 29, 2019, by and among the Company, certain CMS Concert Party Members and Panmure Gordon (UK) Limited (incorporated by reference to Exhibit 4.18 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.10	Deed of Variation of Relationship Agreement, dated May 12, 2020, between Midatech Pharma PLC, Certain CMS Concert Party Members and Panmure Gordon (UK) Limited (incorporated by reference to Exhibit 4.15 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 30, 2021).
4.11#	The Midatech Pharma Share Incentive Plan (incorporated by reference to Exhibit 4.27 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 24, 2018).

4.12†#	Service Agreement dated as of September 9, 2019, by and between Midatech Pharma PLC and Stephen Stamp (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on September 19, 2019).
4.13	Form of Securities Purchase Agreement, dated as of October 22, 2019, by and between Midatech Pharma PLC and the purchaser identified on the signature page thereto (incorporated by reference to the Company’s Report on Form 6-K, filed with the SEC on October 24, 2019).
4.14	Form of Securities Purchase Agreement, dated as of May 18, 2020, by and between Midatech Pharma PLC and the purchasers identified on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the SEC on May 20, 2020.
4.15*#	Service Agreement, dated as of July 12, 2021, by and between Midatech Pharma PLC and Dmitry Zamoryakhin.
8.1*	Subsidiaries of Midatech Pharma PLC.
12.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Mazars LLP, independent registered public accounting firm.
15.2*	Consent of BDO LLP, independent registered public accounting firm.
101. INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Documents
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within Inline XBRL document)

___________

* Filed herewith.

** Furnished herewith.

#	Management contract or compensatory plan or arrangement.
†	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to Midatech Pharma PLC if publicly disclosed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIDATECH PHARMA PLC

By:	/s/ Stephen Stamp
Name:	Stephen Stamp
Title:	Chief Executive Officer and Chief Financial Officer

Date: April 26, 2022

MIDATECH PHARMA PLC

120

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (MAZARS LLP, LONDON, UNITED KINGDOM, PCAOB ID 1401)

The Board of Directors and Shareholders of Midatech Pharma plc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Midatech Pharma plc and its subsidiaries (“the Group”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2021, including the related notes (collectively, the Consolidated Financial Statements). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying Consolidated Financial Statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 1 to the financial statements the Group has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These Consolidated Financial Statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the Consolidated Financial Statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the Consolidated Financial Statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

We have identified one critical audit matter, being the going concern basis of preparation. The nature of the critical audit matter, together with our conclusion, is set out above in the going concern uncertainty paragraph. The circumstances described led us to conclude that the going concern basis of preparation is a critical audit matter.

Our evaluation of the Directors’ assessment of the appropriateness of the going concern basis of preparation of these financial statements included, but was not limited to:

●	Undertaking an initial assessment at the planning stage of the audit to identify events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern;

●	Obtaining an understand of the relevant controls relating to the Directors’ going concern assessment;

●	Reviewing the Directors’ formal going concern assessment, including the supporting cash flow projections that included the twelve months;

●	Evaluating the Directors’ assessment of the impact of the invasion of Ukraine by the Russian Federation military;

●	Evaluating the key assumptions used and judgements applied by the directors in forming their conclusions on going concern;

●	Reviewing the appropriateness of the disclosures made by the Directors in the Consolidated Financial Statements.

We have served as the Group’s auditor since 2020.

/s/ Mazars LLP

Mazars LLP

London, England

April 25, 2022

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Midatech Pharma plc

Cardiff, United Kingdom

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Midatech Pharma plc (the “Company”) as of 31 December 2019, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended 31 December 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2019, and the results of its operations and its cash flows for the year ended 31 December 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Reading, United Kingdom

15 June 2020

Consolidated StatementS of Comprehensive Income

For the year ended 31 December

	Note	2021 £’000		2020 £’000		2019 £’000
Revenue	3	578		180		312
Grant revenue		–		163		362
Total revenue		578		343		674
Other income		24		12		15
Research and development costs		(4,654)		(6,068)		(7,843)
Distribution costs, sales and marketing		–		–		(323)
Administrative costs		(2,946)		(4,958)		(3,841)
Impairment of intangible assets	12,13	–		(12,369)		–
Loss from operations	5	(6,998)		(23,040)		(11,318)
Finance income	7	936		1		492
Finance expense	7	(44)		(431)		(97)
Loss before tax		(6,106)		(23,470)		(10,923)
Taxation	8	646		1,281		1,785
Loss from continuing operations		(5,460)		(22,189)		(9,138)
Loss from discontinued operations net of tax	4	–		–		(947)
Loss for the year attributable to the owners of the parent		(5,460)		(22,189)		(10,085)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Exchange gains/(losses) arising on translation of foreign operations		–		508		(207)
Total other comprehensive income/(loss ) net of tax		–		508		(207)
Total comprehensive loss attributable to the owners of the parent		(5,460)		(21,681)		(10,292)
Loss per share
Continuing operations
Basic and diluted loss per ordinary share - pence	9	(7	)p	(52	)p	(50	)p
Discontinued operations
Basic and diluted loss per ordinary share - pence	9	–		–		(5	)p

The notes form an integral part of these consolidated financial statements.

Distribution costs, sales and marketing are immaterial for 2021 and 2020 and have been included within Administrative costs

Consolidated statements of financial position

At 31 December

Company number 09216368	Note	2021 £’000	2020 £’000	2019 £’000
Assets
Non-current assets
Property, plant and equipment	10	1,152	542	2,154
Intangible assets	12	–	–	12,379
Other receivables due in greater than one year	15	–	–	2,625
Total Non-Current Assets		1,152	542	17,158
Current assets
Trade and other receivables	15	1,034	572	992
Taxation		670	1,157	1,817
Cash and cash equivalents	16	10,057	7,546	10,928
Total Current Assets		11,761	9,275	13,737
Total assets		12,913	9,817	30,895
Liabilities
Non-current liabilities
Borrowings	18	620	60	5,670
Provisions	19	–	50	–
Total Non-Current Liabilities		620	110	5,670
Current liabilities
Trade and other payables	17	1,092	1,230	4,494
Borrowings	18	146	200	412
Provisions	19	50	–	97
Derivative financial liability	20	553	1,559	664
Total current Liabilities		1,841	2,989	5,667
Total liabilities		2,461	3,099	11,337

The notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION(continued)

At 31 December

	Note	2021 £’000	2020 £’000	2019 £’000
Issued capital and reserves attributable to owners of the parent
Share capital	23	1,098	1,063	1,023
Share premium	24	83,434	74,364	65,879
Merger reserve	24	53,003	53,003	53,003
Warrant reserve	24	720	720	–
Foreign exchange reserve	24	–	–	(508)
Accumulated deficit	24	(127,803)	(122,432)	(99,839)
Total equity		10,452	6,718	19,558
Total equity and liabilities		12,913	9,817	30,895

The notes form an integral part of these consolidated financial statements.

Consolidated statements of cash flows

For the year ended 31 December

	Note	2021 £’000	2020 £’000	2019 £’000
Cash flows from operating activities
Loss for the year		(5,460)	(22,189)	(10,085)
Adjustments for:
Depreciation of property, plant and equipment	10	213	1,089	979
Depreciation of right of use asset	10	190	118	303
Amortisation of intangible fixed assets	12	–	10	3
Profit on disposal of fixed assets		(39)	(226)	–
Impairment of intangible assets	12,13	–	12,369	–
Finance income	7	(936)	(1)	(492)
Finance expense	7	44	431	97
Share-based payment charge/(credit)	5	89	(404)	(34)
Taxation	8	(646)	(1,281)	(1,785)
Loss from discontinued operations, net of tax	4	–	–	947
Foreign exchange (gains)/losses		(3)	387	(140)
Cash flows from operating activities before changes in working capital		(6,548)	(9,697)	(10,207)
Decrease in trade and other receivables		(487)	493	725
(Decrease)/Increase in trade and other payables		(130)	(2,004)	1,141
Decrease in provisions		–	(47)	(68)
Cash used in operations		(7,165)	(11,255)	(8,409)
Taxes received		1,157	1,954	1,920
Net cash used in operating activities		(6,008)	(9,301)	(6,489)

The notes form an integral part of these consolidated financial statements.

Consolidated statements of cash flows(continued)

For the year ended 31 December

	Note	2021 £’000	2020 £’000	2019 £’000
Investing activities
Purchases of property, plant and equipment	10	(320)	(209)	(310)
Proceeds from disposal of fixed assets		42	143	–
Purchase of intangibles	12	–	–	(9)
Long term deposit for guarantee for Government loan		–	2,639	(2,549)
Deposit paid in connection with disposed subsidiary	4	–	–	(947)
Interest received		–	1	8
Net cash (used in)/generated from investing activities		(278)	2,574	(3,807)
Financing activities
Interest paid		(15)	(34)	(30)
Receipts from sub-lessee on onerous lease		–	45	107
Amounts paid on lease liabilities		(112)	(258)	(450)
Repayment of Government grants on closure of Spanish operation		–	(229)	–
Repayment of borrowings		–	–	(577)
(Repayment)/Proceeds from Government loan	18	(103)	(6,182)	4,436
Proceeds from Government subsidy		–	–	1,139
Share issues including warrants, net of costs	16	9,035	9,742	14,108
Net cash generated from financing activities		8,805	3,084	18,733
Net increase/(decrease) in cash and cash equivalents		2,519	(3,643)	8,437
Cash and cash equivalents at beginning of year		7,546	10,928	2,343
Exchange (losses)/gains on cash and cash equivalents		(8)	261	148
Cash and cash equivalents at end of year	16	10,057	7,546	10,928

The notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

For the year ended 31 December

	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2021	1,063	74,364	53,003	720	–	(122,432)	6,718
Loss for the year	–	–	–	–	–	(5,460)	(5,460)
Foreign exchange translation	–	–	–	–	–	–	–
Total comprehensive loss	–	–	–	–	–	(5,460)	(5,460)
Transactions with owners
Shares issued on 19 February 2021 – notes 16, 23	–	161	–	–	–	–	161
Costs associated with share issue on 19 February 2021 – notes 16, 23	–	(10)	–	–	–	–	(10)
Shares issued on 6 July 2021 – notes 16,23	35	9,965	–	–	–	–	10,000
Costs associated with share issue on 6 July 2021 – notes 16, 23	–	(1,046)	–	–	–	–	(1,046)
Share-based payment charge	–	–	–	–	–	89	89
Total contribution by and distributions to owners	35	9,070	–	–	–	89	9,194
At 31 December 2021	1,098	83,434	53,003	720	–	(127,803)	10,452

The notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity(cONTINUED)

	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2020	1,023	65,879	53,003	–	(508)	(99,839)	19,558
Loss for the year	–	–	–	–	–	(22,189)	(22,189)
Foreign exchange translation	–	–	–	–	508	–	508
Total comprehensive loss	–	–	–	–	(508)	(22,189)	(21,681)
Transactions with owners
Shares issued with warrants on 18 May 2020 – notes 16,23	16	2,527	–	720	–	–	3,263
Costs associated with shares issued with warrants on 18 May 2020 – notes 16, 23		(544)	–	–	–	–	(544)
Shares issued on 27 July 2020 – notes 16, 23	21	5,729	–	–	–	–	5,750
Costs associated with share issue on 27 July 2020 – notes 16, 23		(489)	–	–	–	–	(489)
Shares issued on 19 August 2020 – notes 16, 23	3	1,278	–	–	–	–	1,281
Costs associated with share issue on 19 August 2020 – notes 16, 23		(16)	–	–	–	–	(16)
Share-based payment credit	–	–	–	–	–	(404)	(404)
Total contribution by and distributions to owners	40	8,485	–	720	–	(404)	8,841
At 31 December 2020	1,063	74,364	53,003	720	–	(122,432)	6,718

The notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity(cONTINUED)

	Share capital £’000	Share premium £’000	Merger reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2019	1,003	52,939	53,003	(301)	(89,720)	16,924
Loss for the year	–	–	–	–	(10,085)	(10,085)
Foreign exchange translation	–	–	–	(207)	–	(207)
Total comprehensive loss	–	–	–	(207)	(10,085)	(10,292)
Transactions with owners
Shares issued on 26 February 2019 – note 16	17	13,388	–	–	–	13,405
Costs associated with share issue on 26 February 2019 – note 16	–	(1,120)	–	–	–	(1,120)
Shares issued on 29 October 2019 – note 16	3	1,211	–	–	–	1,214
Costs associated with share issue on 29 October 2019 – note 16	–	(539)	–	–	–	(539)
Share-based payment credit	–	–	–	–	(34)	(34)
Total contribution by and distributions to owners	20	12,940	–	–	(34)	12,926
At 31 December 2019	1,023	65,879	53,003	(508)	(99,839)	19,558

The notes form an integral part of these consolidated financial statements.

Notes forming part of the financial statements

For the years ended 31 December 2021, 2020 and 2019

1	Accounting policies

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

The financial statements were approved and authorised for issue by the Board of Directors on 25 April 2022.

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

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. At the same meeting a resolution was passed to change the ratio of the Company's American Depositary Receipts ("ADRs"). This changed from one ADR representing 20 Existing Ordinary Shares to one ADR representing five new ordinary shares. Comparative numbers of shares and share options/warrants and related exercise/issue prices and earnings per share reflect the impact of the March 2020 share consolidation.

The consolidated financial statements have been prepared on a historical cost basis, except for the following item (refer to individual accounting policies for details):

- Certain financial instruments – fair value through profit or loss.

Certain prior period amounts have been reclassified to conform to the current period presentation with no impact on previously reported net loss or cash flows, and no material impact on financial position

Adoption of new and revised standards

New standards, interpretations and amendments effective from 1 January 2021

The Group in reviewed the new standards, interpretations and amendments effective from 1 January 2021 and deemed none were applicable to the annual financial statements for the year ended 31 December 2021.

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the group has decided not to adopt early.

The following amendments are effective for the period beginning 1 January 2022:

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37);

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16);

•	Annual Improvements to IFRS Standards 2018-2020 (Amendments to IFRS 1, IFRS 9, IFRS16 and IAS 41); and

•	References to Conceptual Framework (Amendments to IFRS 3).

The following amendments are effective for the period beginning 1 January 2023:

•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);

•	Definition of Accounting Estimates (Amendments to IAS 8); and

•	Deferred Tax Related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12).

These new accounting standards and amendments are not expected to have a material impact on the Group.

The Group does not expect any other standards issued by the IASB, but not yet effective, to have a material impact on the group.

1	Accounting policies (continued)

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

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Midatech Pharma plc	Ultimate holding company
Midatech Limited	Trading company
Midatech Pharma (Espana) SL (formerly Midatech Biogune SL)	Liquidated - 2021
PharMida AG	Dormant
Midatech Pharma (Wales) Limited (formerly Q Chip Limited)	Trading company
Midatech Pharma Pty	Dissolved - 2020

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

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develops our portfolio. For the year ended December 31, 2021 the Company incurred a consolidated loss from operations of £5.5million and negative cash flows from operating activities of £6.0million. As of December 31, 2021 the Group had an accumulated deficit of £127.8million.

Our future viability is dependent on our ability to raise cash from financing activities to finance our development plans until commercialisation, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of our development products. Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies.

Our Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2021, we had cash and cash equivalents of £10.1million. We forecast we currently has enough cash to fund its planned operations into the first quarter of 2023.

We have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next three years including the period twelve months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned. This requirement for additional financing represents a material uncertainty raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2021 with respect to this uncertainty.

In addition, the global pandemic COVID-19 virus places increased uncertainty over the Directors’ forecasts. The restrictions that have been placed on the movement of people caused delays to some of the Group’s plans. The Directors have established a COVID-19 task force internally to monitor the impact of COVID-19 on the business and prioritize activities to minimize its continuing effect.

In addition to utilizing the existing cash reserves, we and our advisors are evaluating a number of near-term funding options potentially available to us, including fundraising and the partnering of assets and technologies of the Company. After considering the uncertainties, we considered it is appropriate to continue to adopt the going concern basis in preparing these financial information.

Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and/or dispose of assets, for which there can be no assurance we will be able to do on a timely basis, on favorable terms or at all.

1	Accounting policies (continued)

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

Supply of Services

Revenue from the supply of services is subject to specific agreement. This is recognised over the contract term, proportionate to the progress in overall satisfaction of the performance obligations (the services performed by the Group), measured by cost incurred to date out of total estimate of costs. The primary input of substantially all work performed under these arrangements is labour. There is normally a direct relationship between costs incurred and the proportion of the contract performed to date.

Where the Group supplies services to a client it generally bills an agreed percentage in advance of the commencement of any work and the balance on completion. Invoices to clients are payable under normal commercial terms.

Grant revenue

Where grant income is received, which is not a direct re-imbursement of related costs, revenue is recognised at the point at which the conditions have been met, this has been recognised within grant revenue. Where grants are received as a re-imbursement of directly related costs they are credited to research and development expense in the same period as the expenditure towards which they are intended to contribute.

The Group previously received government loans that had a below-market rate of interest. These loans were recognised and measured in accordance with IFRS 9. The benefit of the below-market rate of interest was measured as the difference between the initial carrying value of the loan discounted at a market rate of interest and the proceeds received.

The difference was held within deferred revenue as a government grant and released as a credit to grant income or to research and development expense in line with the expenditure to which it related. In a situation where the proceeds were invested in plant and equipment, the deferred revenue was credited to research and development within the income statement in line with the depreciation of the acquired asset.

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

Acquisition costs incurred are expensed and included in administrative costs. Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, whether it is an asset or liability, will be recognised through the consolidated statement of comprehensive income. If the contingent consideration is classified as equity, it is not re-measured.

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

The amounts ascribed to intangibles recognised on business combinations are arrived at by using appropriate valuation techniques.

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

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The Group at 31 December 2021 had only one cash generating unit (2020: one, 2019: one), as set out in note 13. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

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

The presentational currency of the Group is Pounds Sterling. Foreign subsidiaries use the local currencies of the country where the operate. On consolidation, the results of overseas operations are translated into Pounds Sterling at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the reporting date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised in other comprehensive income and accumulated in the foreign exchange reserve.

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

Assets at amortised cost (continued)

The Group’s assets at amortised costs comprise trade and other receivables and cash and cash equivalents in the consolidated statement of financial position.

Cash and cash equivalents include cash in hand, deposits held at call with original maturities of three months or less.

1	Accounting policies (continued)

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

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in note 20.

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

1	Accounting policies (continued)

Share-based payments (continued)

accelerated on the occurrence of a specified event, such as a change in control or initial public offering, such remaining unvested charge is accelerated to the income statement.

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

Leases of low value assets; and

Leases with a duration of 12 months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by reference to the group’s incremental borrowing rate on commencement of the lease.

Right of use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for lease payments made at or before commencement of the lease. The Group has taken advantage of the practical expedient to ignore the requirement to separate non-lease components and instead account for the entire contract as a single lease.

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

Nature of leasing activities (in the capacity as lessee)

The group leased a number of properties in the jurisdictions from which it operates. In some jurisdictions it is customary for lease contracts to provide for payments to increase each year by inflation or and in others to be reset periodically to market rental rates. As at 31 December 2021 the Group had one property lease in place in the UK.

1       Accounting policies (continued)

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

Depreciation is provided on all items of property, plant and equipment so as to write off their carrying value over their expected useful economic lives. It is provided at the following rates:

Fixtures and fittings	– 20%- 25% per annum straight line

Leasehold improvements	– the shorter of 10% per annum straight line or over the lease term

Computer equipment	– 25% per annum straight line

Laboratory equipment	– 15% – 25% per annum straight line

Right of use asset	– Economic life of contractual relationship

2	Critical accounting estimates and judgements

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

The carrying value of goodwill was £Nil (2020: £Nil; 2019: £2.3m) and intangibles not yet ready for use was £Nil (2020: £Nil; 2019:£10.1m) as at 31 December 2021 (note 12).

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit.

In March 2020 the Group undertook a Strategic Review to re-evaluate its priorities in the context of available resources. The Board concluded that the Company was unlikely to conclude a license transaction or raise sufficient funds to continue the required remaining investment in MTD201 on a timely basis. The Board therefore decided to terminate further in-house development of the MTD201 programme with immediate effect and, in line with that decision, to close the Company’s MTD201 dedicated manufacturing facilities in Bilbao and offer redundancy to all 42 employees. As a result of the decision to terminate this program the Group recognised an impairment charge of £2.3m in the year to 31 December 2020 (2019: £Nil) against goodwill and an impairment charge against the IPRD of the Midatech Pharma (Wales) Ltd cash generating unit of £9.3m (2019:£Nil).

In June 2020 the Group received a letter from Secura Bio Inc., the licensor of Panobinostat, the active ingredient in the Group’s MTX110 development program, purporting to terminate our license. As a result of this purported termination an impairment charge of £0.8m was recognised in the year to 31 December 2020 against the acquired IPRD in relation to MTX110. See note 12 and 13.

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

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 26 to our consolidated financial statements and are estimated as follows:

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

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in note 20.

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

In 2021, there were approximately £67.2m of gross unutilised tax losses carried forward (2020: £63.2m; 2019: £49.6m). No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods.

Going Concern

We have has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended December 31, 2021 the Group incurred a consolidated loss from operations of £5.5million and negative cash flows from operations of £6.0million. As of December 31, 2021 the Group had an accumulated deficit of £127.8million.

Our future viability is dependent on our ability to raise cash from financing activities to finance our development plans until commercialisation, to generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of our development products. Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies.

Our Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at December 31, 2021, the Group had cash and cash equivalents of £10.1million. We forecast that we currently have enough cash to fund our planned operations into the first quarter of 2023.

We have prepared cash flow forecasts and considered the cash flow requirement for the Company for our next three years including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned. This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern.

In addition, the global pandemic COVID-19 virus places increased uncertainty over the Directors’ forecasts. The restrictions that have been placed on the movement of people caused delays to some of the Group’s plans. The Directors have established a COVID-19 task force internally to monitor the impact of COVID-19 on the business and prioritize activities to minimize its continuing effect.

In addition to utilizing the existing cash reserves, we and our advisors are evaluating a number of near-term funding options potentially available to us, including fundraising and the partnering of assets and technologies of the Company. After considering the uncertainties, we considered it is appropriate to continue to adopt the going concern basis in preparing these financial information.

Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and/or dispose of assets, for which there can be no assurance we will be able to do on a timely basis, on favorable terms or at all.

3	Segment Information

Revenue from contracts with customers

Geographical analysis of revenue by destination of customer

	2021 £’000	2020 £’000	2019 £’000
Revenue from continuing operations:
United Kingdom	–	4	197
Belgium	578	114	–
Rest of Europe	–	–	55
Rest of the World	–	62	60
	578	180	312

All revenue from continuing operations came from the sale of services in 2021, 2020 and 2019.

In 2021, all revenue from continuing operations came from 1 customer (2020: 3 customers; 2019: 3 customers). Within revenue from discontinued operations for 2018, reported in the consolidated statement of comprehensive income under loss from discontinued operations, four customers each accounted for at least 10% of revenue from discontinued operations:

	2021 £’000	2020 £’000	2019 £’000
Customer A	100%	64%	63%
Customer B	–	34%	19%
Customer C	–	2%	18%

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

The cost recognised in the year to 31 December 2019 as a discontinued operation relate to a claim made by Midatech Pharma US, Inc. (“MPUS”) under the warranties provided by Midatech under the Stock Purchase Agreement entered into in connection with the disposal of MPUS, see note 4.

In the following segmented results tables, depreciation and amortisation allocated to research and development costs, and administrative costs in the consolidated statements of comprehensive income, are presented separately.

3	Segment Information (continued)

Segmented results for the year ended 31 December 2021

Pipeline R&D £’000
Revenue	578
Total revenue	578
Other income	24
Research and development costs (excluding depreciation)	(4,291)
Administrative costs (excluding depreciation)	(2,906)
Depreciation	(403)
Loss from operations	(6,998)
Finance income	936
Finance expense	(44)
Loss before tax	(6,106)
Taxation	646
Loss for the year from continuing operations	(5,460)

Depreciation in year allocated as follows:

Depreciation £’000
Research and development costs	363
Administrative costs	40
Total	403

3	Segment Information (continued)

Segmented results for the year ended 31 December 2020

Pipeline R&D £’000
Revenue	180
Grant revenue	163
Total revenue	343
Other income	12
Research and development costs (excluding depreciation and amortisation)	(4,886)
Administrative costs (excluding depreciation and amortisation)	(4,923)
Depreciation	(1,207)
Amortisation	(10)
Impairment	(12,369)
Loss from operations	(23,040)
Finance income	1
Finance expense	(431)
Loss before tax	(23,470)
Taxation	1,281
Loss for the year from continuing operations	(22,189)

Depreciation and amortisation in year allocated as follows:

	Depreciation £’000	Amortisation £000
Research and development costs	1,174	8
Administrative costs	33	2
Total	1,207	10

3	Segment Information (continued)

Segmented results for the year ended 31 December 2019

	Pipeline R&D £’000	Commercial (discontinued) £’000	Consolidated (including discontinued operations) £’000
Revenue	312	–	312
Grant revenue	362	–	362
Total revenue	674	–	674
Other income	15	–	15
Research and development costs (excluding depreciation and amortisation)	(6,624)	–	(6,624)
Distribution costs, sales and marketing	(323)	–	(323)
Administrative costs (excluding depreciation)	(3,775)	–	(3,775)
Loss from discontinued operations, net of tax	–	(947)	(947)
Depreciation	(1,282)	–	(1,282)
Amortisation	(3)	–	(3)
Loss from operations	(11,318)	(947)	(12,265)
Finance income	492	–	492
Finance expense	(97)	–	(97)
Loss before tax	(10,923)	(947)	(11,870)
Taxation	1,785	–	1,785
Loss for the year	(9,138)	(947)	(10,085)
Loss from continuing operations			(9,138)
Loss from discontinued operations			(947)

All material additions to non-current assets in 2021, 2020 and 2019 were in the Pipeline R&D segment.

Non-current assets by location of assets

	2021 £’000	2020 £’000	2019 £’000
United Kingdom	1,152	542	12,775
Spain	–	–	4,383
	1,152	542	17,158

4	Discontinued operations

During 2018, the Group made the decision to sell MPUS, its Commercial business based in the US. The sale completed on 1 November 2018 to an affiliate of Barings LLC, a member of the MassMutual Financial Group, for total consideration of up to $19m. This included $6m of consideration contingent payable on the achievement of various net revenue milestones for the MPUS business for the financial years 2018 and 2019. MPUS did not achieve the net revenue milestones in either 2018 or 2019, as a result no contingent consideration was received during 2019.

Under the terms of the Stock Purchase Agreement, the Group agreed to indemnify the Purchaser against, inter alia, any liability related to any prescription drug user fee amounts owed to the United States Food and Drug Administration (“FDA”) under the Prescription Drug Fee User Act (“PDUFA”) by MPUS for the United States government’s fiscal year ended 30 September 2018.

MPUS had successfully obtained waivers for user fees for all prior fiscal periods in which it was liable under PDUFA and entered into the Stock Purchase Agreement with the Purchaser confident that a further waiver would be obtained. However, during 2019 MPUS sought approval from the FDA for a filing relating to one of its commercial products and was informed by the FDA that the approval would not be forthcoming whilst the PDUFA fee remained unpaid. Consequently, MPUS paid the PDUFA fee of £0.95m and then, in accordance with the terms of the Stock Purchase Agreement, Midatech deposited the same amount with MPUS, pending completion of the waiver application process.

At 31 December 2019 Management considered the recoverability of the sum paid under the warranty, and although the waiver process was still on-going, Management concluded, based on third party advice, that the probability of successfully achieving the waiver had diminished and therefore took the decision to expense the cost of the warranty claim in 2019. As a result of Fortovia Theraputics Inc (formerly MPUS) filing for bankruptcy during 2020 the waiver claim is no longer being pursued.

The post-tax loss on disposal of discontinued operations was determined as follows:

Result of discontinued operations	2021 £’000	2020 £’000	2019 £’000
Revenue	–	–	–
Expenses other than finance costs	–	–	(947)
Finance costs	–	–	–
Impairment	–	–	–
Loss from discontinued operations before tax	–	–	(947)
Taxation	–	–	–
Loss on disposal of discontinued operations	–	–	–
Loss for the year from discontinued operations after tax	–	–	(947)

Statement of cash flows	2021 £’000	2020 £’000	2019 £’000
The statement of cash flows includes the following amounts relating to discontinued operations:
Operating activities	–	–	–
Investing activities	–	–	(947)
Financing activities	–	–	–
Net cash flow from discontinued operations	–	–	(947)

5	Loss from operations

	2021 £’000	2020 £’000	2019 £’000
Loss from operations is stated after charging/(crediting):
Depreciation of property, plant and equipment
– From continuing operations	213	1,089	979
Depreciation of right of use asset
– From continuing operations	190	118	303
Amortisation of intangible assets – product and marketing rights	–
– From continuing operations	–	10	3
Impairment of intangible assets	–	12,369	–
Fees payable to the Company’s auditor for the audit of the parent Company	88	87	110
Fees payable to the Company’s subsidiary auditors for the audits of the subsidiary accounts	44	43	48
Fees payable to the Company’s auditor for:
– Other services	–	7	66
Fees payable to the Company’s previous auditor for the audit of the parent Company	–	15	–
Fees payable to the Company’s previous auditor for:
- Other services	41	171	–
Foreign exchange(gain)/loss	12	96	131
Profit/(Loss) on disposal of property, plant and equipment	(42)	(226)	–
Equity settled share-based payment*	89	(404)	(34)

•	credit recognised in prior years due to employees leaving the company and the subsequent reversal of the cumulative share based payment charge relating to share options under the 2014 Midatech Pharma plc Enterprise Management Incentive Scheme.

6	Staff costs

Staff costs (including Directors), for continuing and discontinued operations, comprise:

	2021 £’000		2020 £’000		2019 £’000
Wages and salaries		1,354		2,727		2,762
Defined contribution pension cost (note 25)		71		75		90
Social security contributions and similar taxes		152		397		565
Share-based payment charge/(credit)		89		(404)		(34)
	1,666		2,795		3,383
Continuing operations		1,666		2,795		3,383
Discontinued operations		–		–		–
	1,666		2,795		3,383

Employee numbers

The average number of staff employed by the Group during the financial year, for continuing and discontinued operations, amounted to:

	2021	2020	2019
Research and development	15	31	52
General and administration	5	9	13
	20	40	65

Key management personnel compensation

	2021 £’000	2020 £’000	2019 £’000
Short term employee benefits	658	472	812
Wages and salaries	–	–	656
Payments made to third parties	–	–	82
Social security contributions and similar taxes	–	–	72
Benefits in kind	–	–	2
Post-employment benefits	27	24	42
Defined contribution pension cost	–	–	42
Termination benefits	–	30	–
Share-based payment	61	(472)	(58)
	746	54	796

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the Directors of the Company, Chief Executive Officer and the Chief Scientific Officer .

None of the Directors have exercised share options during the year (2020: nil, 2019: nil).

During the year 1 Directors (2020:2; 2019: 3) participated in a defined contribution pension scheme.

7	Finance income and expense

	2021 £’000	2020 £’000	2019 £’000
Finance income
Interest received on bank deposits	–	1	8
Gain on equity settled derivative financial liability	936	–	484
Total finance income	936	1	492

	2021 £’000	2020 £’000	2019 £’000
Finance expense
Interest expense on lease liabilities	36	20	30
Other loans	8	14	67
Loss on equity settled derivative financial liability	–	397	–
Total finance expense	44	431	97

The gain/(loss) on the equity settled derivative financial liability in 2021, 2020 and 2019 arose as a result of the movement in share price (note 20).

8	Taxation

	2021 £’000		2020 £’000		2019 £’000
Current tax credit
Current tax credited to the income statement		646		1,144		1,782
Taxation payable in respect of foreign subsidiary		–		(21)		–
Adjustment in respect of prior year		–		158		3
	646		1,281		1,785
Deferred tax credit
Reversal of temporary differences		–		–		–
Total tax credit		646		1,281		1,785

There was no tax charge relating to discontinued operations for 2021, 2020 and 2019.

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2021 £’000	2020 £’000	2019 £’000
Loss before tax	(6,106)	(23,470)	(11,870)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 19%	(1,160)	(4,459)	(2,255)
Expenses not deductible for tax purposes	75	596	1,087
Income not taxable	(2)	(75)	–
Unrelieved tax losses and other deductions	–	–	(114)
Adjustment in respect of prior period	–	(158)	(3)
Surrender of tax losses for R&D tax refund	(280)	(491)	(1,810)
Foreign exchange differences		–	1
Deferred tax not recognised	721	3,306	1,309
Total tax credited to the income statement	(646)	(1,281)	(1,785)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

An adjustment has been recognised in 2020 in respect of the prior period of £158k, this is as a result of a more detailed review of cost classification prior to the submission of tax returns to HMRC in 2020.

9	Loss per share

	2021 £’000		2020 £’000		2019 £’000
Numerator
Loss used in basic EPS and diluted EPS:
Continuing operations	(5,460)		(22,189)		(9,138)
Discontinued operations	–		–		(947)
Denominator
Weighted average number of ordinary shares used in basic EPS:	80,546,881		42,839,961		18,330,588
Basic and diluted loss per share:
Continuing operations – pence	(7	)p	(52	)p	(50	)p
Discontinued operations – pence	–		–		(5	)p

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

10	Property, plant and equipment

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Cost
At 1 January 2019	253	2,013	383	3,651	–	6,300
Adoption of IFRS 16 Leases	–	–	–	–	395	395
Additions	4	137	23	223	822	1,209
Effect of modification to lease terms	–	–	–	–	(82)	(82)
Exchange differences	(9)	(112)	(3)	(136)	(11)	(271)
At 31 December 2019	248	2,038	403	3,738	1,124	7,551
Additions	–	58	16	135	–	209
Effect of modification to lease terms	–	–	–	–	(678)	(678)
Disposal	(202)	(2,184)	(185)	(2,323)	(316)	(5,210)
Exchange differences	7	92	2	112	58	271
At 31 December 2020	53	4	236	1,662	188	2,143
Additions	57	53	16	194	720	1,040
Transfer	–	–	–	(155)	155	–
Effect of modification to lease terms	–	–	–	–	(24)	(24)
Disposal	(50)	(4)	(10)	(138)	(164)	(366)
At 31 December 2021	60	53	242	1,563	875	2,793

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Accumulated depreciation
At 1 January 2019	241	1,485	265	2,326	–	4,317
Charge for the year	2	400	70	507	303	1,282
Exchange differences	(8)	(91)	(3)	(93)	(7)	(202)
At 31 December 2019	235	1,794	332	2,740	296	5,397
Charge for the year	9	310	50	720	118	1,207
Disposals	(202)	(2,183)	(185)	(2,300)	(316)	(5,186)
Exchange differences	7	81	2	79	14	183
At 31 December 2020	49	2	199	1,239	112	1,601
Transfer	–	–	–	(74)	74	–
Charge for the year	8	5	22	178	190	403
Disposals	(50)	(3)	(8)	(138)	(164)	(363)
At 31 December 2021	7	4	213	1,205	212	1,641
Net book value
At 31 December 2021	53	49	29	358	663	1,152
At 31 December 2020	4	2	37	423	76	542
At 31 December 2019	13	244	71	998	828	2,154

11	Leases

Lease Liabilities	2021 £’000	2020 £’000	2019 £’000
At 1 January	76	907	546
Additions	720	–	822
Transfer	77	–	–
Effect of modification to lease terms	(24)	(788)	(82)
Interest expenses	29	15	24
Lease payments	(112)	(105)	(391)
Exchange differences	–	47	(12)
At 31 December	766	76	907

The right of use asset is disclosed in note 10.

In April 2021 the Group signed an agreement to lease new premises in Cardiff, Wales, to house its corporate offices and laboratories. The agreement to lease allowed the Group to carry out the Cat A works and fit out prior to completion of the lease and its occupation in August 2021. The lease agreed was for a 5 year period with no break clause. The lease has been recognised as a right of use asset during the year from the date of the agreement to lease.

In May 2021 the Group provided notice to terminate its property lease on its historical building in Cardiff. The lease required 6 month’s notice.

During 2020 as a result of the closure of the Group’s operations in Spain two property leases were terminated early, this impacted both the right of use asset and the lease liability.

Management considered the appropriate life of a lease in the UK in 2021, 2020 and 2019 and adjusted the right of use asset and lease liability accordingly.

Low value leases expensed in year:

	2021 £’000		2020 £’000		2019 £’000
Low value leases expensed		2		10		29
	2		10		29

12	Intangible assets

	In-process research and development £’000	Goodwill £’000	IT/Website costs £’000	Total £’000
Cost
At 1 January 2019	13,378	2,291	28	15,697
Additions	–	–	9	9
Foreign exchange	–	–	(2)	(2)
At 31 December 2019	13,378	2,291	35	15,704
Disposal	–	–	(36)	(36)
Foreign exchange	–	–	1	1
At 31 December 2020	13,378	2,291	–	15,669
At 31 December 2021	13,378	2,291	–	15,669

	In-process research and development £’000	Goodwill £’000	IT/Website Costs £’000	Total £’000
Accumulated amortisation and impairment
At 1 January 2019	3,300	–	23	3,323
Amortisation charge for the year	–	–	3	3
Foreign exchange	–	–	(1)	(1)
At 31 December 2019	3,300	–	25	3,325
Amortisation charge for the year	–	–	10	10
Disposal	–	–	(36)	(36)
Impairment	10,078	2,291	–	12,369
Foreign exchange	–	–	1	1
At 31 December 2020	13,378	2,291	–	15,669
At 31 December 2021	13,378	2,291	–	15,669
Net book value
At 31 December 2021	–	–	–	–
At 31 December 2020	–	–	–	–
At 31 December 2019	10,078	2,291	10	12,379

12	Intangible assets (continued)

The individual intangible assets, excluding goodwill, which are material to the financial statements are:

	Carrying amount			Remaining amortisation period
	2021 £’000	2020 £’000	2019 £’000	2021 (years)	2020 (years)	2019 (years)
Midatech Pharma (Wales) Limited acquired IPRD	–	–	9,300	n/a	n/a	n/a in process
MTX110 acquired IPRD	–	–	778	n/a	n/a	n/a in process
	–	–	10,078

In 2020 an impairment charge of £0.8m was recorded in relation to the acquire IPRD on MTX110. The impairment was as a result of the termination of a License Agreement between the Company and Secura Bio Inc. Pursuant to the License Agreement, Midatech Limited was granted a non-exclusive worldwide, sub-licenseable license to certain patents of Panobinostat, the active pharmaceutical ingredient of the Company’s development product MTX110.

13	Impairment testing

Midatech Pharma (Wales) Ltd

Details of goodwill and IPRD allocated to the acquired cash generating unit and the valuation basis are as follows:

	Indefinite lived
	IPRD carrying amount			Goodwill carrying amount
Name	2021 £’000	2020 £’000	2019 £’000	2021 £’000	2020 £’000	2019 £’000	Valuation Basis
CGU – Midatech Pharma (Wales) Ltd	–	–	9,300	–	–	2,291	Value in use

As a result of the Board’s decision to terminate its MTD201 program in March 2020 an impairment charge of £11.6m was recorded in that year in the assets of Midatech Pharma (Wales) Ltd (‘MPW’) CGU. The impairment charge was £9.3m of IPRD and £2.3m acquired goodwill. See note 2.

The assets of MPW were valued as at 31 December 2019 were found to support the IPRD and goodwill carrying amounts set out above. The IPRD was valued using 12-13 year risk adjusted cash flow forecasts, in line with patent life, that had been approved by the Board. A period longer than 5 years was appropriate on the basis that the investment was long term and the development and commercialisation process is typically in excess of 5 years. Beyond the period from product launch and initial market penetration, a long term growth rate of Nil was used.

The key assumptions used in the valuation model examining the MPW Ltd cash generating unit include the following:

Schedule of key assumptions used

Assumptions	2021	2020	2019
Pre-tax discount rate	n/a	n/a	18.4%
Cumulative probability of success of projects	n/a	n/a	81%

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

13	Impairment testing (continued)

Sensitivity analysis

If any one of the following changes were made to the above key assumptions, the carrying value and recoverable amount would be equal.

Assumptions	2021	2020	2019
Pre-tax discount rate for all projects	n/a	n/a	increase to 21%
Cumulative probability of success of project	n/a	n/a	59%

14	Subsidiaries

The subsidiaries of Midatech Pharma plc, all of which are 100% owned, either directly or through subsidiaries where indicated, and have been included in these financial statements in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

Name	Registered Office	Nature of Business	Notes
Midatech Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)
Midatech Pharma (Wales) Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company

Notes:

(a)       Wholly owned subsidiary of Midatech Limited.

(b)       PharMida AG became dormant in January 2016.

(c)       Midatech Pharma PTY was incorporated on 16 February 2015 and dissolved November 2020.

15	Trade and other receivables

	2021 £’000	2020 £’000	2019 £’000
Trade receivables	33	95	22
Prepayments	607	258	151
Other receivables	394	219	3,444
Total trade and other receivables	1,034	572	3,617
Less: non-current portion (rental deposit and on bond)	–	–	(2,625)
Current portion	1,034	572	992

Trade and other receivables do not contain any impaired assets. The Group does not hold any collateral as security and the maximum exposure to credit risk at the consolidated statement of financial position date is the fair value of each class of receivable.

Book values approximate to fair value at 31 December 2021, 2020 and 2019.

During 2019 a cash-backed guarantee was provided to the Spanish Government in relation to a loan provided to the Group under its Reindustrialization programme, see note 18. As a result of the closure of Midatech Pharma (España) SL during 2020 the cash-back guarantee was released on the repayment of the loan to the Spanish Government.

16	Cash and cash equivalents and cash flow supporting notes

Cash and cash equivalents for purposes of the consolidated statement of cash flows comprises:

	2021 £’000	2020 £’000	2019 £’000
Cash at bank available on demand	10,057	7,546	10,928

During 2021, 2020 and 2019, cash inflows arose from equity financing transactions, included within financing activities on the face of the cash flow statement. As part of the equity transaction in July 2021 warrants to the value of £Nil (May 2020: £1.0m; October 2019 : £1.1m) were issued as disclosed in note 20.

	2021 £’000	2020 £’000	2019 £’000
Gross proceeds	10,091	10,792	15,767
Transaction costs	(1,056)	(1,050)	(1,659)
	9,035	9,742	14,108

The following changes in loans and borrowings arose as a result of financing activities during the year:

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2021	60	200	260
Cash flows	–	(215)	(215)
Non-cashflows:
Foreign Exchange	–	(4)	(4)
New leases	715	5	720
Effect of modification to lease term – IFRS 16	–	(24)	(24)
Loans and borrowings classified as non-current 31 December 2020 becoming current in 2021	(178)	178	–
Interest accruing in period	23	6	29
At 31 December 2021	620	146	766

16	Cash and cash equivalents and cash flow supporting notes(continued)

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2020	5,670	412	6,082
Cash flows	(6,182)	(258)	(6,440)
Non-cashflows:
Foreign Exchange	252	23	275
Fair value changes	1,176	–	1,176
Effect of modification to lease term – IFRS 16	(877)	89	(788)
Reclassification portion government loan to non-current	51	(51)	–
Interest accruing in period	(30)	(15)	(45)
At 31 December 2020	60	200	260

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2019	884	368	1,252
Cash flows	5,575	(1,027)	4,548
Non-cashflows:
Foreign Exchange	(42)	(29)	(71)
Fair value changes	(1,139)	–	(1,139)
Adoption of IFRS16 leases	163	383	546
Effect of modification to lease term – IFRS 16	–	(82)	(82)
New leases	805	95	900
Loans and borrowings classified as non-current 31 December 2018 becoming current in 2019	(685)	685	–
Transfer to grant income	–	(14)	(14)
Interest accruing in period	108	34	142
At 31 December 2019	5,670	412	6,082

17	Trade and other payables

Current	2021 £’000	2020 £’000	2019 £’000
Trade payables	485	337	725
Other payables	5	26	13
Accruals	546	768	1,765
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	1,036	1,131	2,503
Tax and social security	56	31	86
Deferred revenue and government grants	–	68	1,905
Total trade and other payables	1,092	1,230	4,494

Book values approximate to fair value at 31 December 2021, 2020 and 2019.

All current trade and other payables are payable within 3 months of the period end date shown above.

Government grants

The Group received development grant funding from the European Union under the Horizon 2020 ‘Nanofacturing’ project, a European Union funded programme to develop a scalable manufacturing platform for the production of nanopharmaceutical products. Midatech participated in this programme, along with seven other entities, through two Group companies, Midatech Pharma España SL (‘MPE’), which acted as project coordinator, and Midatech Limited (‘MTL’). The project commenced in February 2015 and completed in January 2019. During the year £nil (2020: £nil, 2019: £124k) revenue was recognised in relation to this project and the deferred revenue balance as at 31 December 2021 was £nil (2020: £nil, 2019: £nil).

18	Borrowings

	2021 £’000	2020 £’000	2019 £’000
Current
Lease liabilities	146	93	233
Government and research loans	–	107	179
Total	146	200	412
Non-current
Lease liabilities	620	60	912
Government and research loans	–	–	4,758
Total	620	60	5,670

During 2021 a euro denominated government and research loan of £103k (2020: £6.2m) was repaid. This amount includes £ nil (2020: £1.2m) of government grants, which is included in the amounts disclosed in note 17. This amount translated at year end rate was £107k (2020: £4.8m).

Book values approximate to fair value at 31 December 2021, 2020 and 2019.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

Government loans in Spain

MPE previously had four Spanish government loans, three were repaid in 2020 with the final loan repaid in February 2021 prior to the liquidation of MPE.

Three of the loans were provided for the finance of research, technical innovation and the construction of their laboratory. The loan were term loans which carried an interest rate below the market rate and were repayable over periods through to 2024. As a result of the Group’s decision on 31 March 2020 to terminate further in-house development of MTD201 and the subsequent closure of its dedicated manufacturing facilities in Bilbao two of these loans were repaid in 2020, with the final loan being repaid in 2021.

The fourth loan received by MPE in September 2019 for €6.6m was awarded under the Spanish Government Reindustrialization programme. The Spanish Government required the company to provide a €2.9 million cash-backed guarantee as security for the loan. The funds were to be used to support Midatech’s manufacturing scale-up facilities construction. This loan was terminated and repaid early in 2020 as a result of the Group’s decision on 31 March 2020. As a result of the early termination interest was charged at market rates up to the date of satisfaction of the loan.

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

The deferred revenue element of the government loans is designated within note 17 as deferred revenue and Government grants, the gross contractual repayment of the loans is disclosed in note 21. As a result of the repayment of the loans these were fully amortised during 2020.

19	Provisions

	2021 £’000	2020 £’000	2019 £’000
Opening provision at 1 January	50	97	165
Utilisation of provision	–	(97)
Provision recognised/(released) in the year	–	50	(68)
At 31 December	50	50	97
Less: non-current portion	–	(50)	–
Current portion	50	–	97

The provision as at 31 December 2021 and 2020 represents management’s best estimate of the ‘making good’ clause on the Cardiff office which was vacated during the fourth quarter of 2021.

The provision as at 31 December 2019 relates to the ‘making good’ clause on the Abingdon office which was vacated in December 2018. The Abingdon office was sub-let for the remaining period of the lease, which terminated in February 2020.

20	Derivative financial liability – current

Schedule of derivative financial liability

	2021 £’000	2020 £’000	2019 £’000
Equity settled derivative financial liability
At 1 January	1,559	664	–
Warrants issued	–	997	1,148
Transfer to share premium on exercise of warrants	(70)	(499)	–
Gain recognised in finance income within the consolidated statement of comprehensive income	(936)	397	(484)
At 31 December	553	1,559	664

Equity settled derivative financial liability is a liability that is not to be settled for cash.

May 2020 warrants

In May 2020 the Company issued 9,545,456 warrants in the ordinary share capital of the Company as part of a registered direct offering in the US. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Monte Carlo model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in note 21. A key input in the valuation of the instrument is the Company share price. Exercise price per ADR is $2.05 and $2.0625.

October 2019 warrants

In October 2019 the Company issued 3,150,000 warrants in the ordinary share capital of the Company as part of a registered direct offering in the US. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those issued in May 2020. The financial liability is valued using the Monte Carlo model. The exercise price per ADR is $6.25.

DARA warrants and share options

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those detailed above. The financial liability is valued using the Black-Scholes option pricing model. The exercise price of the warrants and options is $61.03 and $95.17 respectively.

The following table details the outstanding warrants as at 31 December and also the movement in the year:

	At 1 January 2019	Granted	Lapsed	At 31 December 2019	Granted	Exercised	At 31 December 2020	Lapsed	Exercised	At 31 December 2021
May 2020 grant	–	–	–	–	7,545,456	(2,500,000)	7,045,456	–	(306,815)	6,738,641
October 19 grant	–	3,150,000	–	3,150,000	–	–	3,150,000	–	–	3,150,000
DARA Warrants	116,206	–	(111,582)	4,624	–	–	4,624	(544)	–	4,080
DARA Options	6,167	–	(3,332)	2,835	–	–	2,835	–	–	2,835

21	Financial instruments – risk management

The Group is exposed through its operations to the following financial risks:

•	Credit risk

•	Foreign exchange risk

•	Liquidity risk

This note describes the Group’s policies and processes for managing those risks. The policy for managing these risks is reviewed and agreed with the Board, however it has delegated the authority for designing and operating processes that ensure the effective management of the risks to the Group’s management. .

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables

•	Cash and cash equivalents

•	Trade and other payables

•	Accruals

•	Loans and borrowings

•	Derivative financial liability

A summary of the financial instruments held by category is provided below:

Financial assets – amortised cost

	2021 £’000	2020 £’000	2019 £’000
Cash and cash equivalents	10,057	7,546	10,928
Trade receivables	33	95	22
Other receivables	–	–	2,625
Total financial assets	10,090	7,641	13,575

Financial liabilities – amortised cost

	2021 £’000	2020 £’000	2019 £’000
Trade payables	485	337	725
Other payables	5	26	13
Accruals	546	768	1,765
Borrowings	766	260	6,082
Total financial liabilities – amortised cost	1,802	1,391	8,585

Financial liabilities – fair value through profit and loss – current

	2021 £’000	2020 £’000	2019 £’000
Equity settled derivative financial liability	553	1,559	664

21	Financial instruments – risk management (continued)

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s derivative financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 20:

Financial liabilities	Fair value as at 31/12/2021	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability	£467,000	Level 3	Monte Carlo simulation model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 3.88 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.31% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability	£86,000	Level 3	Monte Carlo simulation model	Volatility rate of 85.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 3.5 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.71% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability	–	Level 3	Black-Scholes option pricing model	Volatility rate of 85.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.10 and 0.9 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.71% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£553,000

21	Financial instruments – risk management (continued)

Financial liabilities	Fair value as at 31/12/2020	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability	£1,187,000	Level 3	Monte Carlo simulation model	Volatility rate of 105.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.49 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.07% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability	£372,000	Level 3	Monte Carlo simulation model	Volatility rate of 105.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.888 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.08% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability	–	Level 3	Black-Scholes option pricing model	Volatility rate of 105.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 1.0 and 1.9 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.8% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£1,559,000

21	Financial instruments – risk management (continued)

Financial liabilities	Fair value as at 31/12/2019	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability	£664,000	Level 3	Monte Carlo simulation model	Volatility rate of 78.4% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 5.68 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate between a range of 0.59% and 1.69 % determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability	–	Level 3	Black-Scholes option pricing model	Volatility rate of 78.3% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 2.0 and 2.9 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate between a range of 0.0% and 0.26 % determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£664,000

Changing the unobservable risk free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of shares (2020 : nil ; 2019: nil).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to warrants issued in May 2020 and October 2019 as part of Registered Direct offerings and also a business combination.

Credit risk

The Group is exposed to credit risk from amounts due from collaborative partners and from cash and cash equivalents and deposits with banks and financial institutions. The risk from collaborative partners is deemed to be low. For banks and financial institutions, only independently rated parties with high credit status are accepted. The Group does not enter into derivatives to manage credit risk. The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery.

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at each year end as noted above.

21	Financial instruments – risk management (continued)

Foreign exchange risk

Foreign exchange risk arose because the Group had a material operation located in Bilbao, Spain. Given the levels of materiality, the Group did not hedge its net investments in overseas operations as the cost of doing so would be disproportionate to the exposure.

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2021 £’000	2020 £’000	2019 £’000
Cash and cash equivalents:
Pounds Sterling	10,057	7,247	3,153
US Dollar	–	120	2,021
Euro	–	179	5,750
Other	–	–	4
Total	10,057	7,546	10,928

The table below shows the foreign currency exposure that gives rise to net currency gains and losses recognised in the consolidated statement of comprehensive income. As at 31 December, these exposures were as follows:

	2021 £’000	2020 £’000	2019 £’000
Net Foreign Currency Assets/(Liabilities):
US Dollar	–	120	2,021
Euro	22	54	1,460
Other	–	1	7
Total	22	175	3,488

Foreign exchange risk also arises when individual Group entities enter into transactions denominated in a currency other than their functional currency; the Group’s transactions outside the UK to the US and Europe drive foreign exchange movements where suppliers invoice in currency other than sterling. These transactions are not hedged because the cost of doing so is disproportionate to the risk.

21	Financial instruments – risk management (continued)

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

The following table details the Group’s sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2021	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	–	2	–
Total equity	–	2	–

Year ended 31 December 2020	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	12	(293)	(4)
Total equity	12	(293)	(4)

Year ended 31 December 2019	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	202	54	–
Total equity	202	31	1

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group’s aim to settle balances as they become due.

In February 2021, previously issued warrants were exercised resulting in the Company receiving £0.13m before expenses. In July 2021, the Company completed a UK placing which raised £10.0m before expenses.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next three years including the period twelve months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required during the first quarter of 2023 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and parent company’s ability to continue as a going concern.

In addition, the global pandemic COVID-19 virus places increased uncertainty over the Directors’ forecasts. The restrictions that have been placed on the movement of people caused delays to some of the Group’s plans. The Directors have established a COVID-19 task force internally to monitor the impact of COVID-19 on the business and prioritize activities to minimize its continuing effect.

The Directors are evaluating a number of near-term funding options potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. After considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

21	Financial instruments – risk management (continued)

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

2021	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,036	–	–	–	–
Lease liabilities	46	171	195	442	–
Total	1,082	171	195	442	–

2020	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,131	–	–	–	–
Lease liabilities	25	75	61	8	–
Government research loans	107	–	–	–	–
Total	1,263	75	61	8	–

2019	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	2,503	–	–	–	–
Lease liabilities	79	165	317	735	–
Government research loans	–	272	238	2,851	3,317
Total	2,582	437	555	3,586	3,317

More details with regard to the line items above are included in the respective notes:

•	Trade and other payables – note 17

•	Borrowings – note 18

As a result of the Strategic Review undertaken in March 2020 the Group repaid all Government Research loans during 2020 and 2021.

21	Financial instruments – risk management (continued)

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

There have been no changes to the Group’s processes for managing capital risk since the previous year.

22	Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise.

The movement on the deferred tax account in 2021 is £nil (2020: £nil, 2019: £nil) as the net credit arising on the amortisation of intangible assets and other timing differences has been matched by a reduction in the deferred tax asset recognised on the losses offsetting the liability remaining.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses £’000	Potential deferred tax asset £’000
31 December 2021	67,210	16,925
31 December 2020	63,183	13,076
31 December 2019	49,565	8,426

During 2020 the remaining deferred tax asset and liability arising on the business combination of Midatech Pharma (Wales) Ltd (2019: £1.6m) was de-recognised as a result of the impairment of the assets through the Consolidated Statements of Comprehensive Income.

The deferred tax asset which qualifies for offset against the deferred tax liability, mainly arising on the acquisitions of Midatech Pharma (Wales) Limited in 2021 is £nil (2020: £nil, 2019: £1.6m). The remaining potential deferred tax asset of £16.9m (2020 £13.1m, 2019: £9.0m) has not been provided in these accounts due to uncertainty as to whether the asset would be recovered. The losses have arisen as a result of accumulated trading losses.

Deferred tax asset balances disclosed as at 31 December 2021 have been calculated at 25%. The Finance Bill 2021 enacts an increase in the tax rate to 25% from 1 April 2023.

22	Deferred tax (continued)

Details of the deferred tax liability are as follows:

2021	Asset £’000	Liability £’000	Net £’000
Business Combinations	–	–	–

2020	Asset £’000	Liability £’000	Net £’000
Business Combinations	–	–	–

2019	Asset £’000	Liability £’000	Net £’000
Business Combinations	1,581	(1,581)	–

23	Share capital

Schedule of detailed information about share capital

Authorised, allotted and fully paid – classified as equity	2021 Number	2021 £	2020 Number	2020 £	2019 Number	2019 £
At 31 December
Ordinary shares of £0.001 each	98,468,387	98,468	63,073,852	63,074	23,494,981	23,495
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
Total		1,098,469		1,063,075		1,023,496

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

23	Share capital (continued)

		Ordinary Shares Number	Deferred Shares Number	Share Price £	Total consideration £’000
At 1 January 2019		3,059,207	1,000,001		69,870
2019
26 February 2019	Subscription, Placing and Open Offer	17,410,774		0.77	13,406
8 October 2019	Share issue to SIPP trustee (see note 26)	25,000		0.001	–
29 October 2019	Registered Direct Offering	3,000,000		0.7874	2,362
At 31 December 2019		23,494,981	1,000,001		85,638
2020
18 May 2020	Placing & Registered Direct Offering	15,757,576		0.27	4,255
27 July 2020	Placing	21,296,295		0.27	5,750
19 August 2020	Exercise of warrants	2,500,000			783
30 September 2020	Share issue to SIPP trustee (see note 26)	25,000		0.001	–
At 31 December 2020		63,073,852	1,000,001		96,426
19 February 2021 Exercise of warrants		306,815		0.298	91
6 July 2021 Placing		35,087,720		0.285	10,000
At 31 December 2021		98,468,387	1,000,001		106,517

24	Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose
Share premium	Amount subscribed for share capital in excess of nominal value.
Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the Company has elected to take advantage of merger accounting.
Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into sterling.
Warrant reserve	Represents the fair value of warrants denominated in £ at the date of grant
Accumulated deficit	All other net gains and losses and transactions with owners (e.g. dividends) not recognised elsewhere.

25	Retirement benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group.

26	Share-based payments

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

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2021	Granted in 2021	Expired 2021	Forfeited in 2021	At 31 December 2021	Exercise Price
13 September 2011	150	–	(150)	–	–	£83.80
20 April 2012	1,589	–	–	–	1,589	£83.80
9 May 2014	10,000	–	–	–	10,000	£1.50
30 June 2014	500	–	–	–	500	£1.50
31 October 2016	7,921	–	–	(890)	7,031	£53.60
19 December 2016	10,018	–	–	(2,062)	7,956	£24.20
15 December 2017	3,300	–	–	(2,100)	1,200	£9.20
24 April 2019	45,500	–	–	(33,000)	12,500	£1.46
2 October 2019	30,000	–	–	–	30,000	£1.05
17 April 2020	100,000	–	–	–	100,000	£0.24
17 June 2020	1,274,000	–	–	(410,500)	863,500	£0.202
15 July 2021	–	1,709,000	–	(280,000)	1,429,000	£0.28
2 August 2021	–	50,000	–	–	50,000	£0.27
1 September 2021	–	120,000	–	–	120,000	£0.26
	1,482,978	1,879,000	(150)	(728,552)	2,633,276

Options exercisable at 31 December 2021	179,632
Weighted average exercise price of outstanding options at 31 December 2021	£0.538
Weighted average exercise price of options exercised in 2021	n/a
Weighted average exercise price of options lapsed in 2021	£83.30
Weighted average exercise price of options forfeited in 2021	£0.447
Weighted average exercise price of options granted in 2021	£0.276
Weighted average remaining contractual life of outstanding options at 31 December 2021	9.0 years

26	Share-based payments (continued)

Date of grant	At 1 January 2020	Granted in 2020	Expired in 2020	Forfeited in 2020	At 31 December 2020	Exercise Price
1 April 2010	1,255	–	(1,255)	–	–	£80.00
20 August 2010	2,088	–	(2,088)	–	–	£83.80
13 September 2011	150	–	–	–	150	£83.80
20 April 2012	1,589	–	–	–	1,589	£83.80
9 May 2014	10,000	–	–	–	10,000	£1.50
30 June 2014	18,500		–	(18,000)	500	£1.50
11 July 2014	100	–	(50)	(50)	–	£1.50
31 October 2016	16,271	–	(850)	(7,500)	7,921	£53.60
14 December 2016	400	–	(400)	–	–	£31.00
14 December 2016	500	–	(500)	–	–	£34.00
14 December 2016	2,000	–	(2,000)	–	–	£37.40
14 December 2016	1,625	–	(1,625)	–	–	£37.60
15 December 2016	4,600	–	(4,600)	–	–	£24.20
19 December 2016	22,391	–	(1,562)	(10,811)	10,018	£24.20
15 December 2017	29,560	–	(13,310)	(12,950)	3,300	£9.20
2 April 2018	997	–	(997)	–	–	£16.60
2 April 2018	4,500	–	(4,500)	–	–	£24.20
24 April 2019	169,500	–	–	(124,000)	45,500	£1.46
2 October 2019	50,000	–	–	(20,000)	30,000	£1.05
17 April 2020	–	100,000	–	–	100,000	£0.24
17 June 2020	–	1,363,000	–	(89,000)	1,274,000	£0.202
	336,026	1,463,000	(33,737)	(282,311)	1,482,978

Options exercisable at 31 December 2020	195,171
Weighted average exercise price of outstanding options at 31 December 2020	£0.835
Weighted average exercise price of options exercised in 2020	n/a
Weighted average exercise price of options lapsed in 2020	£26.183
Weighted average exercise price of options forfeited in 2020	£3.648
Weighted average exercise price of options granted in 2020	£0.205
Weighted average remaining contractual life of outstanding options at 31 December 2020	9.2 years

26	Share-based payments (continued)

Date of grant	At 1 January 2019	Granted in 2019	Exercised in 2019	Forfeited in 2019	At 31 December 2019	Exercise Price
1 April 2010	1,255	–	–	–	1,255	£80.00
20 August 2010	2,088	–	–	–	2,088	£83.80
13 September 2011	150	–	–	–	150	£83.80
20 April 2012	1,589	–	–	–	1,589	£83.80
9 May 2014	10,000	–	–	–	10,000	£1.50
30 June 2014	21,500	–	–	(3,000)	18,500	£1.50
11 July 2014	100	–	–	–	100	£1.50
31 October 2016	2,500	–	–	(2,500)	–	£34.20
31 October 2016	23,411	–	–	(7,140)	16,271	£53.60
14 December 2016	400	–	–	–	400	£31.00
14 December 2016	500	–	–	–	500	£34.00
14 December 2016	2,000	–	–	–	2,000	£37.40
14 December 2016	1,625	–	–	–	1,625	£37.60
15 December 2016	4,600	–	–	–	4,600	£24.20
19 December 2016	35,866	–	–	(13,475)	22,391	£24.20
15 December 2017	45,885	–	–	(16,325)	29,560	£9.20
2 April 2018	997	–	–	–	997	£16.60
2 April 2018	4,500	–	–	–	4,500	£24.20
24 April 2019	–	219,000	–	(49,500)	169,500	£1.46
2 October 2019	–	50,000	–	–	50,000	£1.05
	158,966	269,000	–	(91,940)	336,026

Options exercisable at 31 December 2019	131,094
Weighted average exercise price of outstanding options at 31 December 2019	£8.48
Weighted average exercise price of options exercised in 2019	n/a
Weighted average exercise price of options forfeited in 2019	£13.26
Weighted average exercise price of options granted in 2019	£1.38
Weighted average remaining contractual life of outstanding options at 31 December 2019	7.9 years

26	Share-based payments (continued)

The following information is relevant in the determination of the fair value of options granted during the year 2021 under the equity share based remuneration schemes operated by the Group.

	July 2021		August 2021		September 2021
Number of options	1,709,000		50,000		120,000
Option pricing models used	Black-Scholes		Black-Scholes		Black-Scholes
Share price	£0.2775	*	£0.265	*	£0.255	*
Exercise price of options issued in year	£0.2775		£0.265		£0.255
Contractual life	10 years		10 years		10 years
Expected life	5 years		5 years		5 years
Volatility	88.63	%**	88.59	%**	88.11	%**
Expected dividend yield	0%		0%		0%
Risk free rate	0.38%		0.26%		0.32%

*         The share price used in the determination of the fair value of the options granted in 2021 was the share price on the date of grant.

**       Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

The following information is relevant in the determination of the fair value of options granted during the year 2020 under the equity share based remuneration schemes operated by the Group.

	April 2020		June 2020
Number of options	100,000		1,363,000
Option pricing models used	Black-Scholes		Black-Scholes
Share price	£0.24	*	£0.213	*
Exercise price of options issued in year	£0.24		£0.202
Contractual life	10 years		10 years
Expected life	5 years		5 years
Volatility	84.76	%**	92.55	%**
Expected dividend yield	0%		0%
Risk free rate	0.11%		0.10%

*         The share price used in the determination of the fair value of the options granted in 2020 was the share price on the date of grant.

**       Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

26	Share-based payments (continued)

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

27	Capital commitments

The Group had no capital commitments at 31 December 2021, 31 December 2020 and 31 December 2019.

28	Related party transactions

Trading Transactions

The Directors consider BioConnection BV to be a related party by virtue of the fact that there is a common Director with the Company and the Director is identified as having significant influence over the entity. 2019 was the first year where this relationship existed.

During the year Group companies entered into the following transactions with related parties who are not members of the Group.

	Purchase of good			Amounts owed by related parties
	2021 €’000	2020 €’000	2019 €’000	2021 €’000	2020 €£’000	2019 €’000
BioConnection BV	–	296	18	–	–	8

During 2019 Midatech Pharma (Espana) SL entered into a commercial contract with BioConnection BV in connection with the Group’s MTD201 program, this contract was subsequently terminated in 2020 as a result of the termination of the program.

The Group has not made any allowances for bad or doubtful debts in respect of related party debtors nor has any guarantee been given or received during 2021,2020 or 2019 regarding related party transactions.

29	Contingent liabilities

As at 31 December 2019 the Group was party to a claim by the estate of a former employee for unfair dismissal. The claim comprised various elements totalling €258,000. During 2020 the case was settled by the Group for €190,000. This has been recognised in Administrative costs in the Consolidated Statement of Comprehensive Income in 2020.

The Group had no contingent liabilities at 31 December 2021 and 31 December 2020.

30	Ultimate controlling party

The Directors do not consider that there is an ultimate controlling party.

31	Results of Midatech Pharma (España) SL

Included within the Group Consolidated Statements of Comprehensive Income for the year to 31 December 2021 and 2020 are the results of the Group’s Spanish operation that was closed on 3 June 2020. The Group appointed a Liquidator to liquidate the company with documentation submitted to the Spanish Authorities in February 2021.

Management assessed whether Midatech Pharma (España) SL should be accounted for as a discontinued operation under IFRS 5 and concluded that it did not meet the criteria as it did not meet the definition of a cash generating unit.

The unaudited results of Midatech Pharma (España) SL for the year to 31 December are as follows:

Schedule Of Unaudited Results Explanatory

	Year ended 31 December 2021 £’000	Year ended 31 December 2020 £’000
Grant revenue	–	163
Total revenue	–	163
Research and development costs	–	(2,820)
Administrative costs	–	(1,146)
Loss from operations	–	(3,803)
Finance expense	–	(11)
Loss before tax	–	(3,814)
Taxation	–	(21)
Loss from operations after tax	–	(3,835)

