Form 20-F
period 2022-12-31
Biodexa Pharmaceuticals Plc
filed 2023-04-28
CIK 1643918

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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

BIODEXA PHARMACEUTICALS PLC

(Exact name of Registrant as specified in its charter)

____________________________________________________________

England and Wales

(Jurisdiction of incorporation or organization)

1 Caspian Point

Caspian Way

Cardiff, CF10 4DQ

United Kingdom

(Address of principal executive offices)

Stephen Stamp, Chief Executive Officer and Chief Financial Officer

1 Caspian Point

Caspian Way

Cardiff, CF10 4DQ

United Kingdom

Tel: +44 29 2048 0180

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, nominal value £0.02 each	*	NASDAQ Capital Market

American Depositary Shares, each representing five ordinary shares	BDRX	NASDAQ Capital Market

* Not for trading, but only in connection with the registration of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

____________________________________________________________

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022 was: 5,417,137 Ordinary Shares

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

2

GENERAL INFORMATION

Biodexa Pharmaceuticals PLC is a public limited company organized under the laws of England and Wales under registered number 09216368. In this annual report, references to “we,” “us,” “our,” “the Group,” “Company,” “company” or “Biodexa” means Biodexa Pharmaceuticals PLC and our consolidated subsidiaries.

Our principal executive offices are located at 1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ, United Kingdom. The telephone number at our principal executive office is +44 29 2048 0180.

We maintain an Internet website at www.biodexapharma.com. None of the information contained on our website, or on any other website linked to our website, will be incorporated in this annual report by reference or otherwise be deemed to be a part of this annual report.

The trademarks, trade names and service marks appearing in this annual report are the property of their respective owners.

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as of December 31, 2022, 2021 and 2020 and for the years ended December 31, 2022, 2021 and 2020 have been derived from our consolidated financial statements, as presented at the end of this annual report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We prepare our consolidated financial statements in British pounds sterling. Except as otherwise stated, all monetary amounts in this annual report are presented in British pounds sterling.

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

On March 27, 2023, following shareholder approval, we effected a one-for-20 reverse split of our ordinary shares, nominal value £0.02 per share, or Ordinary Shares, and our Ordinary Shares began trading on AIM, a market operated by the London Stock Exchange plc, or AIM, on a split-adjusted basis as of such date. No fractional shares were issued in connection with the reverse stock split. As a result of the reverse stock split, the number of issued and outstanding Ordinary Shares was reduced to 8,667,337 shares as of March 27, 2023.

Concurrently with the reverse split, and in an effort to bring our American depositary share, or Depositary Shares, price into compliance with The NASDAQ Stock Market LLC’s, or NASDAQ, minimum bid price per share requirement, on March 27, 2023 we effected a ratio change in the number of Ordinary Shares represented by our Depositary Shares from 25 Ordinary Shares per Depositary Share to five Ordinary Shares per Depositary Share.

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

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to risks related to:

•	our requirement for additional financing and our ability to continue as a going concern;

•	our estimates regarding losses, expenses, future revenues, capital requirements and needs for additional financing;

•	our ability to successfully develop, test, and partner with a licensee to manufacture or commercialize products for conditions using our technology platforms;

•	the successful commercialization and manufacturing of our any future product candidate we may commercialize or license;

•	the success and timing of preclinical studies and clinical trials;

•	shifts in our business and commercial strategy;

•	the filing and timing of regulatory filings, including investigational new drug applications, with respect to any of our products and the receipt of any regulatory approvals;

•	the anticipated medical benefits of our product candidates;

•	the difficulties in obtaining and maintaining regulatory approval of our product candidates, and the labeling under any approval we may obtain;

•	the success and timing of the potential commercial development of our product candidates and any product candidates we may acquire in the future, including MTX110;

•	our plans and ability to develop and commercialize our product candidates and any product candidates we may acquire in the future;

•	the ability to manufacture products in third-party facilities;

•	the rate and degree of market acceptance of any of our product candidates;

•	the successful development of our commercialization capabilities, including our internal sales and marketing capabilities;

•	obtaining and maintaining intellectual property protection for our product candidates and our proprietary technology;

•	the success of competing therapies and products that are or become available;

•	the success of any future strategic acquisitions;

•	the difficulties of integrating the business of any future acquisitions into our own;

•	cybersecurity and other cyber incidents;

•	industry trends;

•	the impact of government laws and regulations;

•	regulatory, economic and political developments in the United Kingdom, the European Union, the United States and other foreign countries, including any impact from the United Kingdom leaving the European Union;

•	the difficulties doing business internationally;

•	the ownership of our Ordinary Shares and Depositary Shares;

•	our ability to meet the listing criteria required to remain listed on the NASDAQ Capital Market;

•	our status as a foreign private issuer;

•	our ability to recruit or retain key scientific or management personnel or to retain our senior management;

•	the impact and costs and expenses of any litigation we may be subject to now or in the future;

•	the performance of third parties, including joint venture partners, our collaborators, third-party suppliers and parties to our licensing agreements; and

•	other risks and uncertainties, including those described in “Risk Factors” in this annual report.

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

Summary of Risk Factors

The occurrence of one or more of the events or circumstances described in this section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

•	We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future;

•	Our requirement for additional financing in the short-term represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern.

•	The effects of health epidemics, including the global coronavirus COVID-19 pandemic, in regions where we, or the third parties on which we rely, have business operations could adversely impact our business, including our clinical trials, preclinical studies and supply chains, depending on the location, duration and severity of disruptions to the systems affecting our business.

•	Our operations are in early-stage development with no sources of recurring revenue and there is no assurance that we will successfully develop and license our product candidates or ever become profitable.

•	We are exposed to political, regulatory, social and economic risk relating to the United Kingdom’s exit from the European Union.

•	In 2020, our license agreement related to panobinostat, the active pharmaceutical ingredient in our MTX110 product, was terminated by Secura Bio, Inc., or Secura Bio. Because of this, we believe that the relevant Secura Bio patents may delay a launch of MTX110, which could have a material adverse effect on our business, financial condition and results of operations.

•	Our future success is dependent on product development and the ability to successfully license our product candidates to partners who can seek regulatory approval and commercialization of our product candidates.

•	Clinical drug development involves a risky, lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

•	We expect to seek to establish agreements with potential licensing partners and collaborators and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

•	Public health crises, such as the COVID-19 pandemic, have had, and could in the future have, a negative effect on our business.

•	Recently enacted and future legislation in the United States and other countries may affect the prices we may obtain for our product candidates and increase the difficulty and cost for us to commercialize our product candidates.

•	Our success depends in part on our ability to protect rights in our intellectual property, which cannot be assured.

•	We rely on third parties to conduct our preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•	We are dependent on third party suppliers, and if we experience problems with any of these third parties, the manufacturing of our product candidates could be delayed, which could harm our results of operations.

•	We may in the future be unable to retain and recruit qualified scientists, key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.

•	The price of our Ordinary Shares and Depositary Shares may be volatile.

•	Shareholder ownership interests in the Company may be diluted as a result of future financings, additional acquisitions or the exercise of our options and warrants, including pre-funded warrants, and may have a material negative effect on the market price of our securities.

•	The rights of holders of Depositary Shares are not the same as the rights of holders of Ordinary Shares.

•	It may be difficult for you to bring any action or enforce any judgment obtained in the United States against us or members of our Board of Directors, which may limit the remedies otherwise available to you.

•	We are a “foreign private issuer” under the rules and regulations of the SEC and, as a result, are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a company incorporated in the United States.

•	If we cannot meet NASDAQ’s continued listing requirements, NASDAQ may delist our Depositary Shares, which could have an adverse impact on the liquidity and market price of our Depositary Shares.

Risks Related to Our Financial Operations and Capital Needs

We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future.

We are an early-stage biopharmaceutical company. Investment in biopharmaceutical product development is highly speculative because we entail substantial upfront capital expenditures and significant risk that a product candidate will fail in development, will fail to gain regulatory approval or otherwise fail to become commercially viable. We continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred substantial losses since our inception. For the year ended December 31, 2022, we had a net loss of £7.66 million and an accumulated deficit of £135.34 million. For the years ended December 31, 2021 and 2020 we had a net loss of £5.46 million and £22.19 million, respectively.

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

Our consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 2022, we had cash and cash equivalents of £2.84 million. We believe we currently have enough cash to fund our planned operations into the fourth quarter of 2023. Failure to secure additional funding before the fourth quarter of 2023 could result in the Company being placed into administration.

We have prepared cash flow forecasts and considered the cash flow requirement for the next three years, including the period 12 months from the date of approval of the financial statements. These forecasts showed that further financing would be required during the fourth quarter of 2023 assuming, inter alia, that certain developments programs and other operating activities continue as currently planned. Following a registered direct offering in December 2022 and private placement in February 2023, which raised aggregate proceeds of $6.4 million, we updated our forecasts. The updated forecasts show that further financing will be required before the fourth quarter of 2023. We believe the environment for financing of small and micro-cap biotech companies is as challenging as it has been since the financial crisis of 2008-2010. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, any attendant financing is likely to be dilutive.  We and our advisors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to us, including fundraising and the partnering of assets and technologies of the Company. The alternatives being considered are all at an early stage and are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of the alternative courses of action to finance the Company will be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast doubt upon our ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before our cash resources run out, then we will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and asses would be stated at net realizable value and all liabilities would be accelerated to current liabilities.

We believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, we considered it appropriate to continue to adopt the going concern basis in preparing the financial information.

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

Further, our forecast also does not reflect the possibility that we may not be able to access a portion of our existing cash, cash equivalents and investments due to market conditions. For example, on March 10, 2023, the United States Federal Deposit Insurance Corporation, or the FDIC, took control and was appointed receiver of Silicon Valley Bank, or SVB. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

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

Risks Related to Our Business, Strategy and Industry

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

We entered into a License Agreement, executed on or about June 6, 2017, or the License Agreement, by and between Midatech Limited and Novartis AG, or Novartis, which Novartis subsequently transferred to Secura Bio, or the Secura License Agreement. Pursuant to the Secura License Agreement, Midatech Limited was granted a worldwide, sublicensable license to certain patents of panobinostat, the active pharmaceutical ingredient of our development product MTX110. Midatech Limited’s rights are limited to the treatment of brain cancer in humans, administered by convection-enhanced delivery. We received a letter dated June 1, 2020, sent on behalf of Secura Bio purporting to terminate the Secura License Agreement “effective immediately,” the reason specified being that we were proposing to liquidate the Company. Despite our assurances to the contrary, and despite our repeated requests that Secura Bio withdraw its termination, Secura Bio reaffirmed the termination and reasons therefor and the agreement was thus terminated. We received a further letter sent on behalf of Secura Bio dated May 21, 2021 purporting to terminate the Secura License Agreement a second time for alleged material breaches of the agreement, and demanding a non-exclusive, fully paid-up, royalty-free, perpetual license to our MTX110 intellectual property. This demand was refused based upon, among other things, Secura Bio’s previous termination of the License Agreement in 2020.

We view MTX110 as an important asset and currently have three ongoing clinical trials for MTX110 and intend to commence two further clinical trials as part of our MTX110 clinical program. While we continue to enjoy freedom to use panobinostat for research purposes and we plan to continue to pursue development of MTX110, we believe that the relevant Secura Bio patents may delay a launch of MTX110 for use in patients with DIPG. We do not, however, anticipate it would have any impact on launching MTX110 for use in patients with glioblastoma multiforme. If we are unable to launch a product candidate until the patent expires, there could be a material adverse effect on our business, financial condition and results of operations.

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

In 2018, we embarked on first-in-human clinical trial program for our MTD201 and MTX110 products, with MTD201 completing our Phase I study in the third quarter of 2018, with an additional Phase I study completed in the third quarter of 2019. The MTX110 Phase I clinical study completed in the fourth quarter of 2020. In 2020, Phase I clinical trials of MTX110 were initiated by the University of Texas in medulloblastoma, and by Columbia University in DIPG. In November 2022, a Phase I clinical trial in recurrent glioblastoma was initiated by Duke University. In connection with the termination of our MTD201 program, we have determined not to conduct additional clinical trials in humans, other than pilot trials to establish proof of concept in indications other than those for which the drug is approved. We expect our licensing partners will be responsible for future clinical trials. We and any of our current or potential licensing partners may experience delays in ongoing or future clinical trials and we do not know whether planned clinical trials will begin or enroll subjects on time, need to be redesigned or be completed on schedule, if at all.

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

Our current development and commercialization strategy is to deploy our proprietary drug delivery technologies to formulate a compelling portfolio of novel first-in-class sustained release formulations of products with significant commercial potential for licensing to pharmaceutical company partners at proof-of-concept stage, which would potentially result in revenue generation from product royalty and/or milestone deals. We seek to work with licensing or collaboration partners for the development and commercialization of one or more of our product candidates. For example, in January 2019, we entered into that certain Licensing, Collaboration and Distribution Agreement, or the CMS License Agreement, with China Medical System Holdings Limited, or CMS, as guarantor, and two of its wholly owned subsidiaries, CMS Bridging Limited, or CMS Bridging, and CMS Medical Hong Kong Limited, or CMS Medical HK, each a CMS Party, pursuant to which, among other things, we agreed to license certain of our products to the CMS Parties in exchange for, among other things, royalty revenue. In June 2020, we announced a research and development collaboration with Dr. Reddy’s Laboratories Ltd., or Dr. Reddy’s, under which we evaluated the feasibility of applying Q-Sphera technology to molecules nominated by Dr. Reddy’s. The collaboration was subsequently terminated by mutual agreement. In July 2020, we announced a similar collaboration with an unnamed European affiliate of a global healthcare company, which was subsequently extended in January 2022 and the collaboration partner disclosed as Janssen Pharmaceutical NV, a subsidiary of Johnson & Johnson, or Janssen. Likely future collaborators may include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies.

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

There are a number of pharmaceutical and biotechnology companies that currently market and sell products or are pursuing development of products similar to our technology and product candidates. With respect to our product candidates, from a technology perspective, we believe other companies in the sustained release space include Medincell S.A., InnoCore Technologies BV, GP Pharm, S.A., Peptron, Inc., and Nanomi B.V. In addition, other companies using gold nanoparticle technologies include CytImmune Sciences, Inc., and Nanospectra Biosciences, Inc. There are also a number of companies developing therapies for glioblastoma including CNS Pharmaceuticals, Inc., Plus Therapeutics Inc., and TME Pharma N.V.

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

Changes in health care policies, laws and regulations, including legislative measures aimed at reducing health care costs, may impact our ability to obtain approval for or commercialize any of our future product candidates, if approved.

All aspects of our business, including research and development, manufacturing, marketing, pricing, sales, litigation, and intellectual property rights, are subject to extensive legislation and regulation. Changes in applicable U.S. federal and state laws and agency regulation, as well as foreign laws and regulations, could have a materially negative impact on our business. In the United States and in some other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the health care system that could prevent or delay marketing approval of our product candidates or any potential future product candidates of ours, restrict or regulate post-approval activities, or affect our ability to profitably sell any product candidates for which we obtain marketing approval. Increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. Congress also must reauthorize the FDA’s user fee programs every five years and often makes changes to those programs in addition to policy or procedural changes that may be negotiated between the FDA and industry stakeholders as part of this periodic reauthorization process. Congress most recently reauthorized the user fee programs in September 2022 without any substantive policy changes.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in health care systems with the stated goals of containing health care costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, Congress passed the ACA, which substantially changed the way health care is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry.

There remain judicial and Congressional challenges to certain aspects of the ACA, and as a result, certain sections of the ACA have not been fully implemented or effectively repealed. However, following several years of litigation in the federal courts, in June 2021, the U.S. Supreme Court upheld the ACA when it dismissed a legal challenge to the law’s constitutionality. Further legislative and regulatory changes under the ACA remain possible, although the new federal administration under President Biden has signaled that it plans to build on the ACA and expand the number of people who are eligible for health insurance subsidies under it. It is unknown what form any such changes or any law would take, and how or whether it may affect the pharmaceutical industry as a whole or our business in the future. We expect that changes or additions to the ACA, the Medicare and Medicaid programs, and changes stemming from other health care reform measures, especially with regard to health care access, financing or other legislation in individual states, could have a material adverse effect on the health care industry in the United States.

The uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and was extended by the Consolidated Appropriations Act for 2023, and will remain in effect through 2032 unless additional Congressional action is taken.

In addition, the Drug Supply Chain Security Act, or DSCSA, enacted in 2013 imposed obligations on manufacturers of pharmaceutical products related to product tracking and tracing, and in February 2022, FDA released proposed regulations to amend the national standards for licensing of wholesale drug distributors by the states; establish new minimum standards for state licensing third-party logistics providers; and create a federal system for licensure for use in the absence of a State program, each of which is mandated by the DSCSA. Other legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are unsure whether additional legislative changes will be enacted, or whether the current regulations, guidance or interpretations will be changed, or whether such changes will have any impact on our business.

Additionally, there has been heightened governmental scrutiny in the United States of biopharmaceutical pricing practices considering the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, state legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers and other members of the health care and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area.

Most recently, in August 2022, President Biden signed into the law the Inflation Reduction Act of 2022, or the IRA. Among other things, the IRA has multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. Starting in 2023, a manufacturer of a drug or biological product covered by Medicare Parts B or D must pay a rebate to the federal government if the product’s price increases faster than the rate of inflation. This calculation is made on a drug product by drug product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, starting in payment year 2026, CMS will negotiate drug prices annually for a select number of single source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease. Any additional federal or state health care reform measures could limit the amounts that third-party payers will pay for future health care products and services, and, in turn, could significantly reduce the projected value of certain development projects and reduce our profitability.

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

Risks related to global public health concerns

Public health crises, such as the COVID-19 pandemic, have had, and could in the future have, a negative effect on our business.

Pandemics or disease outbreaks, such as the COVID-19 pandemic, have created and may continue to create significant volatility, uncertainty and economic disruption in the markets we operate in and may negatively impact business and healthcare activity globally. In response to the COVID-19 pandemic, governments around the world have imposed measures designed to reduce the transmission of COVID-19 and individuals continue to respond to the fear of contracting COVID-19. It is not possible to accurately predict the extent of the adverse effects of the pandemic on our business. However, we have experienced certain impacts and may experience others which, if they continue for an extended period of time, could have material adverse effects on our operations and the execution of our business plans. For example, we experienced some delays in our clinical trials, in particular our Phase I trials of MTX110 in diffuse intrinsic pontine glioma, or DIPG, at Columbia University and in medulloblastoma at the University of Texas. Individuals defer seeking treatment, physicians have fewer in-person meetings to recruit and enroll patients, and recruited patients are hindered by restrictions in traveling to and accessing clinical sites. In addition, resources at hospitals have been diverted to dealing with the pandemic, causing delays in scheduling screening evaluations, implant procedures, and follow-up monitoring visits. As a result of the foregoing factors, the expected timeline for data readouts of our clinical trials may be negatively impacted, which would adversely affect our business.

The extent to which fear of exposure to or actual effects of COVID-19, new variants, disease outbreak, epidemic or a similar widespread health concern impacts our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the speed and extent of geographic spread of the disease, the duration of the outbreak, travel restrictions, the efficacy of vaccination and treatment; impact on the United States, United Kingdom and international healthcare systems, the United States, United Kingdom economy and worldwide economy; the timing, scope and effectiveness of United States, United Kingdom and international governmental response; and the impact on the health, well-being and productivity of our employees. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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

Our success and ability to compete effectively are in large part dependent upon exploitation of proprietary technologies and products that we have developed internally or have acquired or in-licensed. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures, non-compete and/or work for hire invention assignment agreements and licensing arrangements with our employees, consultants, contractors, customers and vendors, to establish and protect our rights to our technology and, to the best extent possible, control the access to and distribution of our technology, software, documentation and other proprietary information, all of which offer only limited protection. Where we have the right to do so under our agreements, we seek to protect our proprietary position by filing patent applications in the United States, the United Kingdom and worldwide related to our novel technologies and products that are important to our business. The patent positions of biotechnology and pharmaceutical companies generally are highly uncertain, involve complex legal and factual questions and have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patents, including those patent rights licensed to us by third parties, are highly uncertain. There can be no assurance that:

•	the scope of our patents provides and will provide us with exclusivity with respect to any or all of our product candidates and technologies, as well as any other technologies and/or products that address the same problems as our technologies and product candidates by a different means, whether in the same manner as us or not;

•	pending or future patent applications will be issued as patents;

•	our patents, and/or those patents to which we are licensed, are and will remain valid and enforceable and will not be subject to invalidity or revocation proceedings and that such proceedings will not result in a complete or partial loss of rights;

•	our entitlement to exploit patents from time to time (including patents registered solely in our name or our affiliates’ name or in the joint names of us or an affiliate and a third party or patents which are licensed to us) is and will be sufficient to protect our core intellectual property rights against third parties, our commercial activities from competition or to support comprehensively our ability to develop and market our proposed products either now or in the future;

•	the lack of any particular patents or rights to exploit any particular patents, and the scope of our patents, will not have a material adverse effect on our ability to develop and market our proposed product candidates, either now or in the future;

•	we have or will have the resources to pursue any infringer of: (i) patents registered in our name (whether solely or jointly with a third party) from time to time; or (ii) patents licensed to us where we or an affiliate have the financial responsibility to bring such infringement actions pursuant to the relevant license agreement;

•	we will develop technologies or product candidates which are patentable, either alone or in conjunction with third parties;

•	the ownership, scope or validity of any patents registered in our name (either solely or jointly) from time to time will not be challenged by third parties, including parties with whom we, or any affiliate, have entered into collaboration projects or co-ownership arrangements and that any such challenge will not be successful;

•	any patent or patent application owned solely or jointly by us will not be challenged on grounds that we failed to identify the correct inventors or that we failed to comply with our duty of disclosure to the United States Patent and Trademark Office or any equivalent office in a foreign jurisdiction having a disclosure requirement;

•	any issued patent in our sole or joint name from time to time will not be challenged in one or more post-grant proceedings, including but not limited to inter partes review, derivation proceedings, interferences, and that like; and that any such challenge will not result in a complete or partial loss of rights to such issued patent or patents;

•	any patent applications in our sole or joint name from time to time will not be opposed by any third party, including parties to collaboration, co-existence and any other contractual relationship with us or any of its members;

•	the license agreements between us and third parties are and will be valid and subsisting in the future or until their expiry dates, and that we have complied with our contractual obligations under the license agreements;

•	all intellectual property capable of being commercialized that is or has been generated pursuant to collaboration agreements between us and third parties will be or has been identified;

•	all intellectual property generated pursuant to collaboration agreements and to which we have a contractual entitlement or generated by employees has been lawfully assigned into our sole name (or to one of our subsidiaries);

•	in respect of all intellectual property generated pursuant to a collaboration agreement between us and a third party to which we and that third party have a joint contractual entitlement, that such intellectual property has been lawfully assigned into joint names and the rights between us and that third party are properly regulated by a co-ownership agreement; and

•	beyond contractual warranties, the licensors of intellectual property to us or our affiliates own the relevant patents and that those patents have not and will not be the subject of, or subject to, infringement, invalidity or revocation actions.

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

Any disruption, such as a fire, natural hazards or vandalism at our CMOs, or any impacts on our CMOs due to health pandemics, could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months of manufacturing delays as we build facilities or locate alternative suppliers and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. If changes to CMOs occur, then there also may be changes to manufacturing processes inherent in the setup of new operations for our product candidates and any products that may obtain approval in the future. Any such changes could require the conduct of bridging studies before we can use any materials produced at new facilities or under new processes in clinical trials or, for any products reaching approval, in our commercial supply. Further, business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of any CMOs could have drastic consequences, including placing our financial stability at risk.

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

In addition to the factors discussed in this “Risk Factors” section and elsewhere in this annual report, the factors that could cause volatility in the market price of each Ordinary Share and the Depositary Shares include:

•	the success of competitive products or technologies;

•	regulatory actions;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	the progress of preclinical development, laboratory testing and clinical trials of our product candidates or those of our competitors;

•	the results from our clinical programs and any future trials we may conduct;

•	developments in the clinical trials of potentially similar competitive products;

•	EMA, MHRA, FDA or international regulatory or legal developments;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	developments or disputes concerning patent applications, issued patents or other proprietary intellectual property rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	litigation or public concern about the safety of our products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	actual and anticipated fluctuations in our operating results;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	announcements or expectations of additional financing efforts;

•	rumors relating to us or our competitors;

•	sales of our Ordinary Shares or Depositary Shares by us, our insiders or our other shareholders, including sales made in connection with the cancellation of the admission of our Ordinary Shares to trading on AIM;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors, or general volatility in the market due to other factors;

•	third party reimbursement policies;

•	Brexit and any resulting economic or currency volatility;

•	developments concerning current or future collaborations, strategic alliances, joint ventures or similar relationships; and

•	reviews of long-term values of our assets, which could lead to impairment charges that could reduce our earnings.

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

The sale of a substantial amount of our Ordinary Shares (represented by Depositary Shares), including resale of the Ordinary Shares (represented by Depositary Shares) issuable upon the exercise of the warrants held by certain selling shareholders in the public market could adversely affect the prevailing market price of our Ordinary Shares and/or Depositary Shares.

We recently registered for resale up to 108,489,511 Ordinary Shares represented by up to 21,697,902 Depositary Shares held by, or issuable upon the exercise of warrants held by, certain selling shareholders. Sales of substantial amounts of our Ordinary Shares and/or Depositary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Ordinary Shares and/or Depositary Shares. We cannot predict if and when such selling shareholders may sell such shares in the public markets.

The liquidity of our Depositary Shares may have an adverse effect on share price.

In connection with the March 2023 reverse stock split of our Ordinary Shares, we changed the ratio of our Ordinary Shares to Depositary Shares, which had the effect of a one-for-four reverse split of Depositary Shares and reduced the amount of Depositary Shares publicly traded. There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of our securities. Our Depositary Shares have historically had limited trading volume, which may also result in volatility.

Additionally, as at December 31, 2022 our Depositary Shares were traded on NASDAQ and our Ordinary Shares were traded on AIM. On March 24, 2023, at a general meeting, our shareholders approved the cancellation of the admission of our Ordinary Shares to trading on AIM. This cancellation became effective on April 26, 2023. We cannot predict the effect that such cancellation will have on the market price of the Depositary Shares (if any), and it may have an adverse effect on the market price of the Depositary Shares.

If we cannot meet NASDAQ’s continued listing requirements, NASDAQ may delist our Depositary Shares, which could have an adverse impact on the liquidity and market price of our Depositary Shares.

Our Depositary Shares are currently listed on the NASDAQ Capital Market. We are required to meet certain qualitative and financial tests to maintain the listing of our Depositary Shares on NASDAQ. On January 31, 2023, we received a letter from NASDAQ stating that, for the previous 30 consecutive business days, the bid price for our Depositary Shares had closed below the minimum $1.00 bid price per share requirement for continued listing on The NASDAQ Capital Market under NASDAQ Listing Rule 5550(a)(2).

In accordance with NASDAQ Listing Rules, we have a grace period of 180 calendar days, or until July 31, 2023, or the Compliance Period, to regain compliance with the minimum bid price requirement.  To regain compliance, the closing bid price of the Depositary Shares must meet or exceed $1.00 per share for at least 10 consecutive business days during the Compliance Period. If the Depositary Shares do not regain compliance with the minimum bid price requirement during the Compliance Period, we may be eligible for an additional grace period of 180 calendar days provided that we satisfy NASDAQ's initial listing standards for listing on the NASDAQ Capital Market, other than the minimum bid price requirement, and provide written notice to NASDAQ of its intention to cure the delinquency during the second grace period. If we do not regain compliance during the initial grace period and are not eligible for an additional grace period, NASDAQ will provide written notice that the Depositary Shares are subject to delisting from the NASDAQ Capital Market. In that event, we may appeal such determination to a hearing panel.

We cannot assure you that we will regain compliance, or if we do regain compliance, that we will remain in compliance with all applicable requirements for continued listing on the NASDAQ Capital Market. If we fail to sustain compliance with all applicable requirements for continued listing on NASDAQ, our Depositary Shares may be subject to delisting by NASDAQ. This could inhibit the ability of our holders of Depositary Shares to trade their shares in the open market, thereby severely limiting the liquidity of such shares. Although stockholders may be able to trade their shares of Depositary Shares on the over-the-counter market, there can be no assurance that this would occur. Further, the over-the-counter market provides significantly less liquidity than NASDAQ and other national securities exchanges, is thinly traded and highly volatile, has fewer market makers and is not followed by analysts. As a result, your ability to trade or obtain quotations for these securities may be more limited than if they were quoted on NASDAQ or other national securities exchanges.

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

Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming, and could divert our management’s attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our Depositary Shares and our Ordinary Shares.

Shareholder ownership interests in the Company may be diluted as a result of, among other things, future financings and/or additional acquisitions, and may have a material negative effect on the market price of our securities.

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

The trading market for our securities will depend in part on the research and reports that equity research analysts publish about us or our business.  If no or few equity research analysts cover our Company, the trading price for our securities would be negatively impacted. We do not have any control over the analysts or the content and opinions included in their reports. The price of our securities could decline if one or more equity research analysts downgrade our securities or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our securities could decrease, which in turn could cause the trading price or trading volume of our securities to decline.

The rights of holders of Depositary Shares are not the same as the rights of holders of Ordinary Shares.

We are a public limited company incorporated under the laws of England and Wales. The Depositary Shares represent a beneficial ownership interest in our Ordinary Shares. The rights of holders of Depositary Shares are governed by English law, our constitutional documents, and the deposit agreement pursuant to which the Depositary Shares are issued. The rights and terms of the Depositary Shares are designed to replicate, to the extent reasonably practicable, the rights attendant to the Ordinary Shares, for which there is currently no active trading market in the United States. However, because of aspects of United Kingdom law, our constitutional documents and the terms of the deposit agreement, the rights of holders of Depositary Shares will not be identical to and, in some respects, may be less favorable than, the rights of holders of Ordinary Shares.

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

We are a non-accelerated filer, and the reduced reporting obligations applicable to non-accelerated filers may make our securities less attractive to investors.

We are a “non-accelerated filer” under the rules of the SEC. For as long as we remain a “non-accelerated filer,” our independent registered public accounting firm is not required to deliver an annual attestation report on the effectiveness of our internal control over financial reporting. We will cease to be a non-accelerated filer if (a) the aggregate market value of our outstanding Ordinary Shares held by non-affiliates as of the last business day of our most recently completed second fiscal quarter is $75 million or more and we reported annual net revenues of greater than $100 million for our most recently completed fiscal year or (b) the aggregate market value of our outstanding Ordinary Shares held by non-affiliates as of the last business day of our most recently completed second fiscal quarter is $700 million or more, regardless of annual net revenues. If we cease to be a non-accelerated filer, we would be subject to the requirement for an annual attestation report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. We cannot predict whether investors will find our securities less attractive if we rely on this exemption. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and our stock price may be more volatile and may decline.

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

We are currently a public company in the United Kingdom and United States, and as such we are incurring significant legal, accounting and other expenses that we did not incur as a private company. We are currently subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and the NASDAQ. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as members of our senior management.

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

Under current English law, the decisions of the English courts and the published practice of His Majesty’s Revenue and Customs suggest that we are likely to be regarded as being a United Kingdom resident and should remain so if, as we intend that, (i) all major meetings of our Board of Directors and most routine meetings are held in the United Kingdom with a majority of directors present in the United Kingdom for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting us and our subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of our directors, together with supporting staff, are based in the United Kingdom; and (v) we have permanent staffed office premises in the United Kingdom sufficient to discharge our functions.

Even if we are considered by His Majesty’s Revenue and Customs as resident in the United Kingdom for United Kingdom tax purposes, as expected, we would nevertheless not be treated as resident in the United Kingdom if (a) we were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the United Kingdom and (b) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction. Because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Should we be treated as resident for tax purposes in another jurisdiction other than the United Kingdom, we would be subject to taxation in such jurisdiction in accordance with such jurisdiction’s laws, which could result in additional costs and expenses.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of our Depositary Shares, are governed by English law, including the provisions of the United Kingdom Companies Act 2006, or the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Memorandum and Articles of Association—Differences in corporate law” for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Protections found in provisions under the United Kingdom City Code on Takeovers and Mergers may delay or discourage a takeover attempt, including attempts that may be beneficial to holders of our Ordinary Shares and Depositary Shares.

The U.K. City Code on Takeovers and Mergers, or the Takeover Code, applies, among other things, to an offer for a public limited company whose registered office is in the United Kingdom and has its place of central management and control in United Kingdom, as determined by United Kingdom Panel on Takeovers and Mergers, or the Panel. The Panel has confirmed we are currently subject to the Takeover Code.

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

If we are deemed or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2023 or in any prior or subsequent year, this may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our securities.

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

We do not believe we were a PFIC for 2022, but there can be no assurance that we will not be a PFIC in 2023 or for any other taxable year, as our operating results for any such years may cause us to be a PFIC. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our securities, and such U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or a QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the United States Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. However, because we do not intend to prepare or provide the information that would permit the making of a valid QEF election, such an election will not be available to United States holders.

Changes to U.S. and non-U.S. tax laws could materially adversely affect our Company and holders of our Ordinary Shares and the Depositary Shares.

The Tax Cuts and Jobs Act, which was legislation bringing about broad changes in the existing U.S. corporate tax system, was enacted in the United States in December 2017. The Tax Cuts and Jobs Act made significant changes to the U.S. federal income tax laws. Certain provisions of the Tax Cuts and Jobs Act could have an adverse effect on the Company or holders of our Ordinary Shares or Depositary Shares. The U.S. Treasury Department and the IRS continue to interpret and issue guidance on how provisions of the Tax Cuts and Jobs Act will be applied and administered. The interpretations of many provisions of the Tax Cuts and Jobs Act are still unclear. We cannot predict when or to what extent any additional U.S. federal tax laws, regulations, interpretations, or rulings clarifying the Tax Cuts and Jobs Act will be issued or the impact of any such guidance on investors or the Company. Holders of Ordinary Shares and Depositary Shares are urged to consult their own tax advisors regarding the effect of the Tax Cuts and Jobs Act and other potential changes to the U.S. federal tax laws.

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

We were originally formed as a limited liability company under the laws of England and Wales in 2000 under the name Midatech Limited, which acquired its base nanoparticle technology through an assignment of worldwide commercialization rights and joint ownership of patent rights from Consejo Superior de Investigaciones Cientificas in Madrid, Spain. Midatech Limited was a research and development focused biotech company which subsequently advanced and developed this gold nanoparticle drug delivery platform technology to enhance the delivery of medicines for major therapeutic indications where clinical therapeutic options are limited, with a particular focus on certain cancers, such as liver and brain cancer.

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

On March 27, 2023, we changed our name from Midatech Pharma PLC to Biodexa Pharmaceuticals PLC.

Our principal executive office and registered offices are located at 1 Caspian Point, Caspian Way Cardiff, United Kingdom CF10 4DQ, and our telephone number is +44 29 2048 0180. Our authorized representative in the United States is Donald J. Puglisi of Puglisi and Associates. Our agent for service in the United States is Donald J. Puglisi of Puglisi and Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our Depositary Shares are traded on the NASDAQ Capital Market under the symbol “BDRX.” The trading of our Ordinary Shares on AIM ceased on April 26, 2023 and the NASDAQ Capital Market is now the sole market for the trading of our securities. There is currently no market for our Ordinary Shares.

We file reports and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov. Our corporate website is located at www.biodexapharma.com. Information contained on our website is not part of, or incorporated in, this annual report.

Capital Expenditures

Our capital expenditures amounted to £0.06 million, £0.32 million and £0.21 million for the years ended December 31, 2022, 2021 and 2020, respectively.

For the years ended December 31, 2022, 2020 and 2021, our principal capital expenditures largely related to investment in our laboratory and pilot-scale manufacturing facility in Cardiff, Wales.

B.	Business Overview

Business Overview

Following our strategic review in March 2020, we reverted to a traditional biotech business model. We aimed to deploy our three proprietary drug delivery technologies to develop proof of concept formulations and then enter into licensing agreements with third party pharmaceutical companies.

In the course of raising additional finance for the Company in late 2022 and early 2023, it became clear that a therapeutics company was likely to be more investable than a drug delivery platform company. Accordingly, we determined that the Company should be re-positioned as a therapeutics company supported by three enabling technologies. Going forward, we expect our priority will be to move MTX110, our clinical asset, forward and generate clinical data to demonstrate proof-of-concept. We intend to continue our existing, and seek new, research and development collaborations for our drug delivery technologies but we do not expect to initiate any new internal development programs using our drug delivery platform.

We are developing MTX110, our proprietary formulation of panobinostat, for recurrent GBM, DIPG and medulloblastoma, each a rare and orphan brain cancer. For recurrent GBM and DIPG we are employing a Convection Enhanced Delivery, or CED, system for direct-to-tumor delivery of drug. Our three drug delivery technologies are designed to improve the bio-delivery and/or bio-distribution of medicines. The three technologies are:

•	Q-Sphera™ platform: Our disruptive polymer microsphere microtechnology is used for sustained delivery to prolong and control the release of therapeutics over an extended period of time, from weeks to months.

•	MidaSolve™ platform: Our innovative oligosaccharide nanotechnology is used to solubilize drugs so that they can be administered in liquid form directly and locally into tumors.

•	MidaCore™ platform: Our leading-edge gold nanoparticle, or GNP, nanotechnology is used for targeting sites of disease by using either chemotherapeutic agents or immunotherapeutic agents.

Revenue. Revenue for the whole of the Company for the last three fiscal years is set out below.

	Year ended December 31,
(£ in thousands)	2022	2021	2020

Revenue (Europe, including United Kingdom)	699	578	118
Revenue (Rest of World)	--	--	62
Total Revenue from continuing and discontinued operations	699	578	180

Recent Developments

February 2023 Private Placement

On February 15, 2023, we completed the closing of a private placement, or Private Placement, with certain institutional investors, for the sale of up to an aggregate of 108,489,511 of our Ordinary Shares represented by 21,697,902 Depositary Shares, consisting of (i) 3,250,200 Ordinary Shares represented by 650,040 Depositary Shares, (ii) 12,931,027 Ordinary Shares represented by 2,586,205 Depositary Shares, issuable upon the exercise of Series A warrants issued in the Private Placement, (iii) 19,396,545 Ordinary Shares represented by 3,879,309 Depositary Shares, issuable upon the exercise of Series B warrants issued in the Private Placement, and (iv) up to 71,749,800 Ordinary Shares represented by 14,349,960 Depositary Shares, issuable upon the exercise of pre-funded warrants issued in the Private Placement, subject to certain reset provisions set forth in the pre-funded warrants, at an initial purchase price of $2.32 per Depositary Share, for aggregate gross proceeds of approximately $6.0 million.

In addition, in connection with the Private Placement, on February 9, 2023 we entered into a Waiver to the Securities Purchase Agreement, dated as of December 13, 2022, or the Waiver, by and between the Company and a certain institutional investor, or the December Investor, as amended on December 16, 2022, or the December SPA, providing for a permanent waiver of certain equity issuance prohibitions and participation rights under the December SPA. In connection therewith, we agreed to, subject to receipt of stockholder approval, issue to the December Investor Series A warrants exercisable for 625,000 Ordinary Shares represented by 125,000 Depositary Shares. Further, we issued to the placement agent in the Private Placement, Ladenburg Thalmann & Co., Inc., or Ladenburg, placement agent warrants to purchase 536,938 Ordinary Shares represented by 107,387 Depositary Shares, or the Ladenburg Warrants.

On March 24, 2023, we held a general meeting where our shareholders approved, among other things, the allotment of, and disapplication of preemption rights with respect to, the Ordinary Shares to be issued under the Series A warrants, the Series B warrants, certain of the pre-funded warrants, and the Ladenburg Warrants. We subsequently issued the warrants to the investors and Ladenburg.

Reverse Stock Split, Change of Name and AIM Cancellation

On March 24, 2023, we held a general meeting where our shareholder approved, among other things, (i) a change of our name to “Biodexa Pharmaceuticals PLC,” (ii) the allotment of up to 100% of our fully diluted share capital for future share issuances through our annual general meeting in 2025, (iii) the cancellation of admission of our Ordinary Shares from trading on AIM, and (iv) a one-for-20 reverse stock split of our Ordinary Shares. The reverse stock split of our Ordinary Shares was effective as of March 27, 2023.

In order to bring the price of the Depositary Shares into compliance with NASDAQ’s minimum bid price requirement, on March 27, 2023, we changed the ratio of Depositary Shares from one Depositary Share representing 25 Ordinary Shares to a new ratio of one Depositary Share representing five Ordinary Shares. This had the effect of a one-for-four reverse split of our Depositary Shares. There can be no assurance that the ratio change will be effective in achieving our goal of regaining compliance with NASDAQ’s minimum bid price requirement.

The change in the number of Ordinary Shares and Depositary Shares resulting from the reverse stock split and change in ratio, respectively, has been applied retroactively to all share and per share amounts presented in this annual report; provided, however, that such changes have not been made to the financial statements and accompanying notes incorporated herein by reference.

Additionally, as noted above, our shareholders have approved the cancellation of admission of our Ordinary Shares on AIM. This cancellation became effective on April 26, 2023. The Depositary Shares trade exclusively on NASDAQ under the symbol “BDRX.” There is currently no market for our Ordinary Shares.

Terminated Transaction with Bioasis Technologies Inc.

On December 13, 2022, we entered into an arrangement agreement, or Arrangement Agreement, with Bioasis Technologies Inc., or Bioasis, pursuant to which (i) we were to acquire all of the issued and outstanding common shares of Bioasis, or the Bioasis Shares, in exchange for our Ordinary Shares (to be issued in the form of Depositary Shares), and (ii) Bioasis would become our wholly owned subsidiary. The closing of the transaction was subject to a number of closing conditions, including the receipt of our shareholders’ approval.

In addition, in connection with entering into the Arrangement Agreement, Bioasis issued to us a promissory note, or the Note, in consideration for a loan from us, which loan was to be made in three tranches of $250,000 payable on each of December 19, 2022, January 3, 2023 and February 6, 2023, in each case, subject to written demand and to the terms and conditions of the Note. As of the date hereof, we have loaned Bioasis $500,000 under the Note.

On January 23, 2023, following the failure by our shareholders to approve the necessary resolutions to complete the transaction, Bioasis terminated the Arrangement Agreement and the transactions related thereto.

In connection with the termination of, and pursuant to the terms of, the Arrangement Agreement, Bioasis has demanded an expense reimbursement of $225,000. In addition, on February 27, 2023, Bioasis demanded the third payment of $250,000 under the Note. We have notified Bioasis that is in default under the terms of the Note and have demanded repayment immediately of all amounts owed to us under the Note.

Registered Direct Offering and Termination of Proposed Private Placement

On December 16, 2022, we completed the closing of a registered direct offering with the December Investor, for the sale of 492,466 Ordinary Shares represented by 98,493 Depositary Shares at a price per Depositary Share of $4.00, for aggregate gross proceeds of approximately $0.4 million.

On January 26, 2023, following the termination of the Arrangement Agreement by Bioasis, we terminated the December SPA, and the Registration Rights Agreement, by and between the Company and the December Investor, dated as of December 13, 2022, pursuant to which we would have sold such December Investor $9.6 million of our securities, subject to the closing of the transactions contemplated by the Arrangement Agreement.

MTX110 Developments

On June 1, 2022, we announced that upon submitting an application to the FDA, our development program of MTX110 for the treatment of recurrent glioblastoma had been granted Fast Track designation by the agency. Fast Track is a process designed to facilitate the development and expedite the review of treatments for serious conditions and that potentially address unmet medical needs. Drugs that are granted this designation are given the opportunity for more frequent interactions with the FDA, as well as potential pathways for expedited approval.

On January 12, 2023, we announced that, following completion of one-month treatment with MTX110 in our first patient, our Phase I study of MTX110 in recurrent glioblastoma would continue with a planned dose escalation following positive recommendation from the study’s Data Safety Monitoring Board, or DSMB. The Phase I study is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by convection enhanced delivery (CED) via implanted refillable pump and catheter. The study aims to recruit two cohorts, each with a minimum of four patients; the first cohort will receive MTX110 only and the second cohort will receive MTX110 in combination with lomustine.

The first patient in the study was dosed at 60uM of MTX110 via direct-to-tumour delivery and has received four 48-hour infusions over a period of four weeks. No treatment-associated adverse events were noted in the patient during this period. Following successful completion of the first month of treatment, the DSMB reviewed the available data and recommended dose escalation in the study to 90uM. This dose is expected to be the optimal one of MTX110 and is the one currently being used in the ongoing Phase I study of patients with diffuse intrinsic pontine glioma, or DIPG, at Columbia University.

Non-Compliance with NASDAQ Continued Listing Requirements

Our Depositary Shares are currently listed on the NASDAQ Capital Market. We are required to meet certain qualitative and financial tests to maintain the listing of our Depositary Shares on NASDAQ. On January 31, 2023, we received a letter from NASDAQ stating that, for the previous 30 consecutive business days, the bid price for our Depositary Shares had closed below the minimum $1.00 bid price per share requirement for continued listing on the NASDAQ Capital Market under NASDAQ Listing Rule 5550(a)(2). The notice has no immediate effect on the listing or trading of our Depositary Shares and the Depositary Shares will continue to trade on the NASDAQ Capital Market under the symbol “BDRX.”

In accordance with NASDAQ Listing Rules, we have a grace period of 180 calendar days, or until July 31, 2023, or the Compliance Period, to regain compliance with the minimum bid price requirement.  To regain compliance, the closing bid price of the Depositary Shares must meet or exceed $1.00 per share for at least 10 consecutive business days during the Compliance Period. If the Depositary Shares do not regain compliance with the minimum bid price requirement during the Compliance Period, we may be eligible for an additional grace period of 180 calendar days provided that we satisfy NASDAQ's initial listing standards for listing on the NASDAQ Capital Market, other than the minimum bid price requirement, and provide written notice to NASDAQ of its intention to cure the delinquency during the second grace period. If we do not regain compliance during the initial grace period and are not eligible for an additional grace period, NASDAQ will provide written notice that the Depositary Shares are subject to delisting from the NASDAQ Capital Market. In that event, we may appeal such determination to a hearing panel.

We intend to monitor the bid price of our Depositary Shares during the Compliance Period and will consider taking such actions as may be necessary and appropriate to achieve compliance with continued listing requirements prior to the expiration of all available grace periods.

Our Strategy

Following our strategic review in March 2020, we reverted to a traditional biotech business model. We aimed to deploy our proprietary technologies to develop proof of concept formulations and then enter into licensing agreements with third party pharmaceutical companies.

In order to make the Company more investable and secure additional financing, we decided to re-position the Company as a therapeutics (as opposed to drug delivery) company in early 2023. As a result, the delivery of proof-of-concept clinical data is the primary focus of our business model going forward.

Development

Our intention is to build a balanced portfolio of clinical-stage development assets, ideally focused on oncology and on rare or orphan indications. Our only current clinical-stage asset, MTX110, is in Phase I development for three rare or orphan brain cancers.

Our research and development programs may, like MTX110, be based on one or more of our enabling technologies.

Our aim is to enter into research and development collaborations with third parties to develop proof-of-concept formulations of their proprietary compounds using our proprietary drug delivery technologies. We do not intend to expand our internal pipeline of drug delivery based programs.

Manufacturing

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

Our Pipeline and Platform Technologies

We are actively pursuing the development of MTX110 in three Phase I studies. Our other product candidates, MTD201, Q-octreotide and MTD211, Q-brexpiprazole are not being actively developed but are available for licensing. MTX223 is a research and development collaboration with Janssen. Our development pipeline includes six projects as follows:

Clinical Stage Assets

MTX110. Using our MidaSolve technology in combination with panobinostat, an otherwise insoluble drug, MTX110 is designed for direct-to-tumor treatment of intractable brain cancers. Panobinostat is currently marketed under the brand Farydak® which is used orally in combination therapy for the treatment of multiple myeloma. We are currently researching the utility of MTX110 to proof of concept stage in three indications:

Glioblastoma Multiforme (GBM): GBM is the most common and aggressive form of brain cancer in adults, usually occurring in the white matter of the cerebrum. Treatments include radiation, surgical resection and chemotherapy although, in almost all cases, tumors recur. Based on available date from the American Association of Neurosurgeons, there are approximately 2-3/100,000 population diagnoses of GBM per annum. Survival with standard of care treatment ranges from approximately 13 months in patient with an unmethylated MGMT gene promotor to approximately 30 months in patients with a highly methylated MGMT gene promotor.

Following IND approval in December 2021, we are in the process of recruiting patients in a Phase I study to assess the utility of MTX110 in recurrent GBM. The Phase I study is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by CED via implanted refillable pump and catheter. The study aims to recruit two cohorts, each with a minimum of four patients; the first cohort will receive MTX110 only and the second cohort will receive MTX110 in combination with lomustine.

Diffuse Intrinsic Pontine Glioma (DIPG): DIPG tumors are located in the pons (middle) of the brain stem and are diffusely infiltrating. Occurring mostly in children, approximately 1,000 patients worldwide are diagnosed with DIPG per annum and median survival is approximately 10 months. There is no effective treatment since surgical resection is not possible. The standard of care is radiotherapy, which transiently improves symptoms and survival. Chemotherapy does not improve survival and one likely reason is that many anti-cancer drugs cannot cross the blood-brain barrier to access the tumor.

In October 2020, we reported the first-in-human study by the University of California, San Francisco of MTX110 in DIPG using a CED system. The Phase I study established a recommended dose range for Phase II, a good safety and tolerability profile but also encouraging survival data in the seven patients treated.

Medulloblastoma: Medulloblastomas are malignant embryonal tumors that start in the cerebellum. They are invasive and, unlike most brain tumors, spread through the cerebrospinal fluid, or CSF, and frequently metastasize to different locations in the brain and spinal cord. Treatments include resection, radiation and chemotherapy. Approximately 350 patients are diagnosed with medulloblastoma per annum and 3,800 people are living with the disease in the United States. The cumulative survival rate is approximately 60%, 52%, and 47% at 5 years, 10 years, and 20 years, respectively; however, recurrence is nearly always fatal with no established standard of care.

The University of Texas is undertaking a Phase I exploratory study in recurrent medulloblastoma patients using direct administration of MTX110 into the fourth ventricle, enabling it to circulate throughout the CSF.

In 2020, our non-exclusive worldwide, sublicensable license to certain patents of panobinostat was terminated by Secura Bio. We view MTX110 as an important asset and currently have two ongoing clinical trials for MTX110 and intend to commence two further clinical trials as part of our MTX110 clinical program. We continue to enjoy freedom to use panobinostat for research purposes and we plan to continue to pursue development of MTX110. We believe that the relevant Secura Bio patents may delay a launch of MTX110 for use in patients with DIPG, however we do not anticipate it would have any impact on launching MTX110 for use in patients with GBM. If we are unable to launch a product candidate until the patent expires, there could be a material adverse effect on our business, financial condition and results of operations.

For additional information regarding MTX110, see “—Recent Developments—MTX110 Developments.

Technologies

In 2020, following our strategic review, we pivoted from a largely singular focus on the clinical development and manufacturing scale up of MTD201 to a strategy based on a broader, but earlier stage, pipeline designed to optimize opportunities for partnering success. In early 2023 we refined our strategy to focus on our clinical stage assets and ceased further development of our internal pipeline of drug delivery programs.

Q-Sphera

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

MTD211. We have developed a long-acting formulation of brexpiprazole using Q-Sphera technology. Marketed under the brand name Rexulti® by Otsuka Pharmaceutical Co., Ltd, brexpiprazole is indicated for the treatment of schizophrenia and adjunctive treatment of major depressive disorder and is currently only available as an immediate release oral tablet. The market for anti-psychotic drugs is shifting towards long-acting formulations for reasons of improved patient compliance and lowering of payor costs associated with patient hospitalization events. MTD211 is available for licensing.

MTD201. Following the announcement of a strategic review, we ceased further in-house development of MTD201, our Q-Sphera formulation of octreotide for acromegaly and neuroendocrine tumors. We completed two clinical trials for MTD201, a 2018 first-in-human Phase I study compared MTD201 with Novartis’ Sandostatin LAR Depot®, and second Phase I study of MTD201 completed in January 2020 which compared subcutaneous administration with intramuscular administration in healthy volunteers and showed similar pharmacokinetics and bioavailability in healthy volunteers. Together, the two Phase I studies of MTD201 serve as clinical validation of the Q-Sphera technology, confirming many of Q-Sphera’s features and benefits for patients, payors and licensees. MTD201 is also available for licensing.

MTX223. In 2021, we announced that we had been able to successfully encapsulate a large molecule protein, specifically an exemplar monoclonal antibody, or mAb, and had preserved the functional integrity and antigen binding capacity of the mAb in vitro. We believe there are no other approved long-acting injectable formulations of biologic products such as mAbs or other high molecular weight proteins because they are delicate and easily de-natured in the manufacturing process. These favorable data led to the expansion of our research and development collaboration with Janssen, announced in January 2022 and further expanded to add a second large molecule in March 2022. We completed the assignment for the first large molecule, MTX213, and are now working to optimize drug loading and the in vitro dissolution profile of Janssen’s second nominated compound , MTX223.

MidaSolve

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

MidaCore

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

Commercial Agreements, Strategic Partnerships and Collaborations

We are currently collaborating with biopharmaceutical companies, research institutes and universities on several of our development programs involving our core technologies.

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

We have developed a strong intellectual property base globally, comprising patents, know-how, and trade secrets. Currently, we have 72 granted patents, 29 applications in process, in each case covering all major world markets, and 21 separate patent families covering all major regions. We continue to strengthen our patent portfolio by strategically submitting new patents and divisional patent applications based on our active research and development activities. Central to our business are our three intellectual property technologies that are designed to enable the targeted delivery, i.e. right place, and controlled sustained release, i.e. right time, of existing therapeutic drugs. These technologies have broad applications in multiple therapeutic areas and offer the potential to create multiple revenue opportunities.

Patent rights have been granted in all the major world markets, including Europe, the United States and Japan, or the Key Markets. They confer a broad position of exclusivity for metal-core glycated-nanoparticles, including our GNPs. The granted patents and pending patent applications in our patent families are owned solely by us, co-owned with other parties or in-licensed to us. These include:

•	Sustained release technology. Eight patent families which protect devices, methods and formulations for sustained release drug delivery.

•	Oncology including Nano-inclusion technology. Six patent families, which have predicted expiration dates extending to 2040. These patent rights include 12 granted patents and seven pending applications in Key Markets relating to products and methods for treating and imaging cancers.

•	Nanoparticle technology. Five patent families, with expiration dates extending to 2039. These patent families include 12 granted patents and two pending patent applications in Key Markets.

We also have in our portfolio several vaccine and infectious disease related patent families. These relate to GNPs for immune-based therapy and antibiotic-GNP conjugates. We acquired through the Q Chip transaction patent applications directed to the apparatus and methods of “Q-Sphera” technology, which employs a piezoelectric droplet generator to form polymeric microparticles that encapsulate a drug for sustained release. The combination of our GNP technology with our sustained release technology has provided possibilities for new formulations of GNP-drug conjugates. Our GNPs, when encapsulated in our microparticles, enjoy patent protection conferred by the existing granted patents.

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

The Consolidated Appropriations Act for 2023, signed into law on December 29, 2022, (P.L. 117-328) amended the FDCA and the Public Health Service Act to specify that nonclinical testing for drugs and biologics may, but is not required to, include in vivo animal testing. According to the amended language, a sponsor may fulfill nonclinical testing requirements by completing various in vitro assays (e.g., cell-based assays, organ chips, or microphysiological systems), in silico studies (i.e., computer modeling), other human or nonhuman biology-based tests (e.g., bioprinting), or in vivo animal tests.

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

In the Consolidated Appropriations Act for 2023, Congress amended the FDCA to require sponsors of a Phase 3 clinical trial, or other “pivotal study” of a new drug to support marketing authorization, to submit a diversity action plan for such clinical trial. The action plan must include the sponsor’s diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. A sponsor must submit a diversity action plan to FDA by the time the sponsor submits the trial protocol to the agency for review. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect Phase 3 trial planning and timing or what specific information FDA will expect in such plans, but if FDA objects to a sponsor’s diversity action plan and requires the sponsor to amend the plan or take other actions, it may delay trial initiation.

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

Submission of an NDA or BLA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product candidate for one or more indications. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. In particular, a BLA must contain proof of the biological product candidate’s safety, purity, potency and efficacy for its proposed indication or indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, , and the sponsor of an approved NDA is also subject to annual product and establishment user fees. These fees are typically increased annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver of the application fee for the first application filed by a qualifying small business.

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

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase IV or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA. As part of the Consolidated Appropriations Act for 2023, Congress provided FDA additional statutory authority to mitigate potential risks to patients from continued marketing of ineffective drugs previously granted accelerated approval. Under the act’s amendments to the FDCA, FDA may require the sponsor of a product granted accelerated approval to have a confirmatory trial underway prior to approval. The sponsor must also submit progress reports on a confirmatory trial every six months until the trial is complete, and such reports are published on FDA’s website. The amendments also give FDA the option of using expedited procedures to withdraw product approval if the sponsor’s confirmatory trial fails to verify the claimed clinical benefits of the product.

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

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the first approved interchangeable biologic product will be granted an exclusivity period of up to one year after it is first commercially marketed. As part of the Consolidated Appropriations Act for 2023, Congress amended the PHSA in order to permit multiple interchangeable products approved on the same day to receive and benefit from this one-year exclusivity period. If pediatric studies are performed and accepted by the FDA as responsive to a Written Request, the 12-year exclusivity period will be extended for an additional six months. In addition, the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a supplement for the reference product for a subsequent application filed by the same sponsor or manufacturer of the reference product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

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

Following the United Kingdom’s withdrawal from the European Union, the GDPR has been implemented in the United Kingdom (as the UK GDPR). The UK GDPR sits alongside the United Kingdom Data Protection Act 2018 which implements certain derogations in the EU GDPR into United Kingdom law. Under the UK GDPR, companies not established in the United Kingdom but who process personal data in relation to the offering of goods or services to individuals in the United Kingdom, or to monitor their behavior will be subject to the UK GDPR – the requirements of which are (at this time) largely aligned with those under the EU GDPR and as such, may lead to similar compliance and operational costs with potential fines of up to £17.5 million or 4% of global turnover. On June 28, 2021, the European Commission issued a decision that the United Kingdom ensures an adequate level of protection for personal data transferred under the EU GDPR from the European Union to the United Kingdom. In 2022, the UK government proposed and debated the Data Protection and Digital Information Bill to harmonize the 2018 Data Protection Act, UK GDPR, and the Privacy and Electronic Communications Regulations under one legislative framework. However, progress on the bill stalled as the government continues to assess the most optimal approach to data protection reform.

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

 The Trade and Cooperation Agreement between the European Union and the United Kingdom contains an Annex in relation to medicinal products with the objective of facilitating availability of medicines, promotion of public health and consumer protection in respect of medicinal products. The Annex provides for mutual recognition of good manufacturing practice (GMP) inspections and certificates, meaning that manufacturing facilities do not need to undergo duplicate inspections for the two markets. The Annex establishes a Working Group on Medicinal Products to deal with matters under the Trade and Cooperation Agreement, facilitate co-operation and for the carrying out of technical discussions. It is expected that further bilateral discussions will continue with respect to regulatory areas not the subject of the Trade and Cooperation Agreement, including pharmacovigilance. The Trade and Cooperation Agreement also does not include reciprocal arrangements for the recognition of batch testing certification. However, the United Kingdom has listed approved countries, including the EEA which will enable UK importers and wholesales to recognize certain certification and regulatory standards. The European Commission has not adopted such recognition procedures.

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

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the health care system that could prevent or delay marketing approval of product and therapeutic candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product and therapeutic candidates that obtain marketing approval. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product and therapeutic candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

In addition, the containment of healthcare costs has become a priority of federal and state governments and the prices of therapeutics have been a focus in this effort. The U.S. government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement, and requirements for substitution of generic and biosimilar products for branded prescription medicines and biologics, respectively. In recent years, the U.S. Congress has considered reductions in Medicare reimbursement levels for medicines and biologics administered by physicians. CMS, the agency that administers the Medicare and Medicaid programs, also has authority to revise reimbursement rates and to implement coverage restrictions for some drugs and biologics. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products we may market in the future. While Medicare regulations apply only to pharmaceutical benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

The ACA, as amended by the Health Care and Education Affordability Reconciliation Act, was enacted in 2010 and substantially changed the way health care is financed by both governmental and private insurers in the United States, and significantly impacted the pharmaceutical industry. The ACA was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical manufacturers, and impose additional health policy reforms. With regard to biopharmaceutical products, the ACA, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for therapeutics that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees on manufacturers of certain branded prescription medicines, created a new Medicare Part D coverage gap discount program, and expanded the 340B drug discount program. As another example, the 2021 Consolidated Appropriations Act signed into law on December 27, 2020 incorporated extensive health care provisions and amendments to existing laws, including a requirement that all manufacturers of medicines and biological products covered under Medicare Part B report the product’s average sales price, to the DHHS beginning on January 1, 2022, subject to enforcement via civil money penalties.

There have been executive, judicial and Congressional challenges to certain aspects of the ACA since its enactment, and it is possible that there will be additional challenges and amendments to the ACA in the future.

Other legislative changes have been proposed and adopted since passage of the ACA that affect health care expenditures. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and was extended by the Consolidated Appropriations Act for 2023, and will remain in effect through 2032 unless additional Congressional action is taken. Further legislative and regulatory changes under the ACA remain possible, but it is unknown what form any such changes or any law would take, and how or whether it may affect the biopharmaceutical industry as a whole or our business in the future. We expect that changes or additions to the ACA, the Medicare and Medicaid programs and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry in the United States.

In recent years, there has been heightened governmental scrutiny over the manner in which biopharmaceutical manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to medicine pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of medicines under Medicare, and reform government program reimbursement methodologies for pharmaceutical products. Congress and the executive branch have each indicated that it will continue to seek new legislative and/or administrative measures to control the costs of medicines, making this area subject to ongoing uncertainty.

More recently, in August 2022, President Biden signed into the law the Inflation Reduction Act of 2022 (the “IRA”). Among other things, the IRA has multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. Starting in 2023, a manufacturer of a drug or biological product covered by Medicare Parts B or D must pay a rebate to the federal government if the drug product’s price increases faster than the rate of inflation. This calculation is made on a drug product by drug product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, starting in payment year 2026, CMS will negotiate drug prices annually for a select number of single-source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease.

At the state level in the United States, legislatures have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and in some cases, designed to encourage importation from other countries and bulk purchasing. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers and other members of the healthcare and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. We expect that additional federal, state, and foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for our products, once approved, or additional pricing pressures.

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

Competitive Companies

Our Q-Sphera technology for biodegradable sustained-release formulation takes a microsphere-based approach that is based on printing individual microspheres. It enables next-generation formulation and engineering. We believe other companies in the sustained release space include Medincell S.A., InnoCore Technologies BV, GP Pharm, S.A., Peptron, Inc., and Nanomi B.V.

From a technology perspective, we believe other companies using GNP technologies include CytImmune Sciences, Inc., and Nanospectra Biosciences, Inc. Some companies use larger colloidal GNPs of 10 to 15nm or bigger, whereas we typically use non-colloidal gold cores smaller than 5nm.

There are also a number of companies developing therapies for glioblastoma including CNS Pharmaceuticals, Inc., Plus Therapeutics Inc., and TME Pharma N.V.

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

MTX110 is manufactured to GMP standards by a third party contract manufacturer.

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

We are organized under the laws of England and Wales. We currently have three wholly owned subsidiaries, as well as several indirectly owned subsidiaries and joint ventures. The following table sets forth a description of our current subsidiaries:

Subsidiaries	Country of Incorporation	Voting Interest
Subsidiaries of Biodexa Pharmaceuticals PLC
Midatech Pharma (Wales) Limited	England and Wales	100%
Midatech Limited	England and Wales	100%
Biodexa Limited	England and Wales	100%
Joint Ventures with Midatech Limited
MidaSol Therapeutics GP (1)(3)	Cayman Islands	50%
Syntara LLC (2)(3)	United States (Delaware)	50%
Subsidiaries of Midatech Limited
Pharmida AG (3)	Switzerland	100%

_______________

(1)	Joint venture between Midatech Limited and Aquestive Therapeutics, formerly known as MonoSol RX.
(2)	Joint venture between Midatech Limited and Immunotope Inc. The percentage ownership of the entity is determined by reference to the partnership agreement and varies from time to time depending on capital committed. While 50% is the economic interest, Midatech Limited can currently direct 49% of the voting rights.
(3)	Dormant entities.

D.	Property, Plant and Equipment

Our current headquarters is located at 1 Caspian Point, Caspian Way, Cardiff, Wales, where we also have our laboratories and pilot scale manufacturing facility. We entered into the lease for these premises in April 2021. The premises comprise 754 square meters (approximately 8,118 square feet). The lease expires in 2026. We believe that our premises at this facility will be sufficient to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto appearing at the end of this annual report. We present our consolidated financial statements in British pounds sterling and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or US GAAP. IFRS differs in some significant respects from U.S. GAAP.

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

Information pertaining to fiscal year 2020 was included in our Annual Report on Form 20-F for the year ended December 31, 2021 beginning on page 77 under “Item 5. Operating and Financial Review and Prospects” which was filed with the SEC on April 26, 2022.

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

Currency Exchange Rate

We report our financial results in British pound sterling and our cash reserves are denominated in British pound sterling.

During the periods set forth in our financial statements, and in particular during 2022 and 2021, there has been considerable volatility in the British pound sterling against the Euro and the United States dollar. From time to time, we enter into transactions denominated in a currency other than our functional currency and this results in foreign exchange risk.

Components of Consolidated Statement of Comprehensive Income Items

Revenue

Our income streams comprise revenue derived from supply of services, from research and development contracts and grant revenue. Revenue is recognized in-line with the accounting policy set out in Note 1 to our consolidated financial statements for the year ended December 31, 2022.

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

Research and Development Cost. Research and development costs consist of costs that are directly attributable to our research and development programs associated with the products described herein. This includes costs of third party contract research organizations, research specialist professional services providers, chemicals and other consumables used in the research and manufacturing process, depreciation of assets related to the research and development function, and payroll costs of staff directly assigned to the research and manufacturing operations.

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

Finance Income

Finance income includes all interest receivable on cash deposits.

In 2022 and 2021, finance income also included a gain on an equity settled derivative financial liability. We issued warrants in 2020 and 2019 in connection with registered direct offerings. In 2015, we assumed fully vested warrants and share options on the acquisition of DARA. The number of Ordinary Shares to be issued when the warrants and options are exercised is fixed, however the exercise prices are denominated in United States dollars, which is different from the functional currency of the Company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities in the consolidated statement of financial position with any gains or losses being recognized through finance income or finance expense in the consolidated statement of comprehensive income.

Finance Expense

Finance expenses include all interest payable on borrowings and loan instruments. In 2022 and 2021, finance expenses were comprised primarily of interest payable on lease liabilities and other loans.

Taxation

Taxation represents tax credits receivable by Group companies in respect of qualifying research and development costs incurred.

A.	Operating Results.

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table summarizes our consolidated results of operations for the years ended December 31, 2022 and 2021.

	Year Ended December 31,
	2022	2021
	(£ in thousands)

Revenue	699	578
Total revenue	699	578
Other income	22	24
Research and development costs	(5,111)	(4,654)
Administrative costs	(4,542)	(2,946)
Loss from operations	(8,932)	(6,998)
Finance income	497	936
Finance expense	(53)	(44)
Loss before taxation	(8,488)	(6,106)
Taxation	832	646
Loss from continuing operations	(7,656)	(5,460)
Loss for the year attributable to the owners of the parent	(7,656)	(5,460)

_________________________

Revenue. For the year ended December 31, 2022, we generated consolidated Revenues from continuing operations of £0.70 million, compared to £0.58 million in 2021, comprising Q-Sphera formulation services under R&D collaboration agreements for customers in each year.

Research and Development Costs. We incurred research and development costs of £5.11 million in 2022, compared to £4.65 million in 2021, an increase of 10%, primarily due to £0.6m increased staff costs as we invested in in-house capabilities and £0.4 million increase in clinical costs on MTX110. These increases are offset by reductions of £0.2 million in pre-clinical costs and £0.2 million in patent related costs as we rationalized our portfolio.

Administrative costs. For the year ended December 31, 2022, our administrative costs were £4.54 million, as opposed to £2.95 million in 2021. The increase is predominately due to £1.36 million in fees relating to the proposed acquisition of Bioasis and a provision of £0.4 million against a payment made and future loan commitments to Bioasis under the Note agreed as part of the proposed transaction. There were also compensating immaterial changes in the cost of insurance and staff costs in the year.

Finance Income. Finance income represents interest earned on cash balances and gains in respect of equity settled financial liabilities. In 2022, finance income of £0.50 million was credited to the income statement, compared with £0.94 million in 2021, and included a gain in respect of an equity settled financial liability of £0.47 million.

Finance Expense. Finance expenses of £0.05 million were charged in 2022, compared to £0.04 million in 2021, an increase of £0.01 million. Interest expense primarily relates to interest expense on lease liabilities.

B.	Liquidity and Capital Resources.

Overview

We have incurred significant net losses and have had negative cash flows from operations during each period from inception through December 31, 2022, and had an accumulated deficit of £135.34 million as of December 31, 2022. We have yet to generate a profit and, excluding share issues, cash flows have been consistently negative from the date of incorporation. Management expects operating losses and negative cash flows to continue for the foreseeable future. We forecast we have enough cash to fund our planned operations into the fourth quarter of 2023, assuming, inter alia, that certain development programs and other operating activities continue as currently planned. Accordingly, we believe our existing balances of cash and cash equivalents will be insufficient to satisfy our working capital needs and other liquidity requirements associated with our existing operations over the next 12 months and additional funding will have to be obtained, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of our product candidates and formulations, as well as consider other strategic alternatives.

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

As of December 31, 2022, we had cash and cash equivalents of £2.84 million. Historically, we have financed our operations primarily from the net proceeds of public and private share placings. Since December 2014, we have raised approximately £92.0 million from the sale of our securities in the United States and the United Kingdom, as well as from the exercise of warrants issued in various offerings. In addition to the potential issuance of any debt securities or additional equity securities, we continue to assess the market value of certain of our assets so that non-dilutive funding could be available, if required, to drive long term value for the Company without a reliance on equity funding.

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

Cash Flows

The following table presents a summary of the primary sources and uses of cash for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021
	(£ in thousands)
Cash used in operating activities	(7,048)	(6,008)
Cash (used in) provided by investing activities	(220)	(278)
Cash (used in) provided by financing activities	47	8,805
Net (decrease) increase in cash and equivalents	(7,221)	2,519

Operating Activities

The following table presents a summary of the cash used in operations as of the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
	(£’s in thousands)
Cash flows from operating activities before changes in working capital	(8,246)	(6,548)
Changes in working capital	520	(617)
Cash used in operations	(7,726)	(7,165)

Cash flows from Operating Activities before Changes in Working Capital. Net cash outflow from operating activities before changes in working capital was £8.25 million in the year ended December 31, 2022, as opposed to £6.55 million during the same period in 2021. This increased cash outflow of £1.70 million, or 26%, was driven by an increase in losses attributable to the owners of the Company of £2.20 million and a higher tax credit of £0.19 million, offset by increased share based payment expenses of £0.03 million and a decrease in net finance income of £0.45 million. Included in cash flows from operating activities in 2022 was £0.2 million in respect of impairment of a loan to Bioasis.

Cash Used in Operations. Working capital decreased in cash flow terms by £0.52 million for the year ended December 31, 2022, compared to an increase of £0.62 million for 2021.  The decrease in 2022 primarily comprised of an increase in trade and other payables of £0.36 million and £0.2 million in respect of a provision for expected losses on a loan provided to Bioasis.

Taxes.  Research and development tax credits of £0.68 million were received in 2022, as opposed to £1.16 million in 2021. This related to claims submitted in the prior financial year.

Investing Activities

Purchase of property, plant and equipment of £0.06 million occurred in the year ended December 31, 2022, compared to £0.32 million in 2021. In 2022, capital expenditure was largely related to the purchase of laboratory equipment for our laboratories. A loan was also provided to Bioasis in connection with the proposed transaction announced in December 2022 of £0.2 million.

Financing Activities

Amounts paid on lease liabilities. In 2022 we paid £0.18 million in respect of lease liabilities compared with £0.11 million in 2021. We entered into a lease for new corporate offices in Cardiff in 2021 and surrendered the lease on our former facilities in Cardiff in 2021.

Shares Issues Including Warrants, Net of Costs. We raised £0.24 million in net proceeds during the year ended December 31, 2022 in cash from the registered direct offering in December 2022 and from the exercise of warrants. We raised £9.03 million in net proceeds during the year ended December 31, 2021 in cash from a placing in the United Kingdom in July 2021, or the 2021 UK Placing, and from the exercise of warrants.

In July 2021, we, through Turner Pope, our broker at the time, completed the 2021 UK Placing with certain investors in the United Kingdom of 1,754,386 Ordinary Shares at an issue price of £5.70 per share.

 In December 2022, we completed the closing of a registered direct offering with the December Investor, for the sale of 492,466 Ordinary Shares represented by 98,493 Depositary Shares at a price per Depositary Share of $4.00, for aggregate gross proceeds of approximately $0.4 million.

For the year ended December 31, 2022, we issued 1,250 Ordinary Shares in each year to be purchased by the Share Incentive Plan, an employee share incentive trust.

Cash and Cash Equivalents

Cash decreased for the year ended December 31, 2022 by £7.22 million, before the impact of foreign exchange movements, compared to an increase of £2.52 million in 2021. This decrease was primarily due to continuing trading losses. As of December 31, 2022, we had cash and cash equivalents of £2.84 million compared to £10.06 million as at December 31, 2021.

Cash Commitments

Our cash resources expected to provide liquidity into the fourth quarter of 2023, The Company remains focused on tight control of its cash commitments at any given time. As of December 31, 2022 our cash requirements primarily relate to the following:

•	lease obligations, related to our office and research and development facility, which are recognized as lease liabilities in the consolidated statement of financial position;

•	construction of property, plant and equipment, including leasehold improvements;

•	purchase obligations, under our commercial supply agreements and related activities;

•	research and development activities related to preclinical and clinical trials for our product candidates in development;

•	commitments under the Note, as set out in note 14 to our consolidated financial statements for the year ended December 31, 2022; and

•	a contingent liability to Bioasis as set out in note 28 to our consolidated financial statements for the year ended December 31, 2022.

The lease on our office and research and development facility commenced in August 2021 and expires in August 2026. Our cash requirements for our lease obligation (on an undiscounted basis) are £0.19 million and £0.49 million, for the short-term (payable within twelve months after the reporting date) and long-term (payable beyond twelve months after the reporting date), respectively. Our lease obligation includes ancillary contractual commitments in relation to utilities, maintenance and other services.

We built out the office and laboratory space at our new facility in the period April through August 2021. We recognized an additional £0.05 million in respect of new laboratory equipment in 2022. We expect only modest capital expenditures in the foreseeable future.

We purchase materials to support out internal Q-Sphera research and development pipeline. As of December 31, 2022, there were outstanding commitments purchases of £nil. We purchase MTX110 clinical supply product from a third-party manufacturer and, while there were no commitments as of December 31, 2022, we expect to order quantities of MTX110 with a value of £0.1 million during 2023.

We undertake formulation work in-house but contract out our pre-clinical and clinical studies to third party CROs. As of December 31, 2022, we had committed to preclinical studies with aggregate obligations of £0.07 million. We expect to initiate additional preclinical studies with an aggregate commitment of £1.32 million during 2023. Similarly, at December 31, 2022, we had committed to three clinical studies of MTX110 in GBM, DIPG and medulloblastoma for an aggregate commitment of £3.36 million at that date.

We believe we have sufficient cash resources to fund our commitments and operations into the fourth quarter of 2023. To maintain operations beyond this period, additional funding will be required, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of our product candidates and formulations, as well as consider other strategic alternatives.

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

Application of the goodwill impairment test requires judgment, including the identification of cash generating units, assignment of assets and liabilities to such units, assignment of goodwill to such units and determination of the fair value of a unit and for intangible assets not yet ready for use the fair value of the asset. The fair value of each cash generating unit or asset is estimated using the income approach, on a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital. The carrying value of our goodwill was £0 as of December 31, 2022 and 2021, and intangible assets not yet ready for use was £0 as of December 31, 2022 and 2021.

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

The assumptions used for estimating fair value for share-based payment transactions are disclosed in Note [25] to our consolidated financial statements for the year ended December 31, 2022 and are estimated as follows:

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

Financial Liabilities

Fair Value Through Profit and Loss (FVTPL). We have outstanding warrants in the Ordinary Share capital of the company. The number of Ordinary Shares to be issued when exercised is fixed, however the exercise price is denominated in U.S. dollars, being different to our functional currency. Therefore, the warrants are classified as equity settled derivative financial liabilities recognized at fair value through the profit and loss account.

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in Note [19] to our consolidated financial statements.

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

In 2022 and 2021, there were £71.1million and £67.2 million of gross unutilized tax losses carried forward, respectively. No deferred tax asset has been provided in respect of losses, as there was insufficient evidence to support their recoverability in future periods.

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

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our portfolio. For the year ended December 31, 2022, the Company incurred a consolidated loss from operating activities of £7.66 million and negative cash flows from operations of £7.05 million. As of December 31, 2022, we had an accumulated deficit of £135.34 million.

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

As of December 31, 2022, we had cash and cash equivalents of £2.84 million. On February 9, 2023, we completed a Private Placement in which we raised $5.2 million (approximately £4.3 million), after deducting the placement agent’s fees and other estimated expenses. We forecast that we currently have enough cash to fund our planned operations into the fourth quarter of 2023. We believe we currently have enough cash to fund our planned operations into the fourth quarter of 2023. Failure to secure additional funding before the fourth quarter of 2023 could result in the Company being placed into administration.

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

In our opinion, the environment for financing of small and micro-cap biotech companies is as challenging as it has been since the financial crisis of 2008-2010. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, any attendant financing is likely to be dilutive.  We and our advisors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to us, including fundraising and the partnering of assets and technologies of the Company. The alternatives being considered are all at an early stage and are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of the alternative courses of action to finance the Company will be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt about our ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before our cash resources run out then we will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realizable value and all liabilities would be accelerated to current liabilities. As a result of the foregoing, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2022 with respect to this uncertainty.

We believe there are adequate options and time and available to secure additional financing for the Company and after considering the uncertainties, we considered it appropriate to continue to adopt the going concern basis in preparing the financial information.

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

The following table sets forth certain information about our current directors and senior management. The professional address of each of the directors is care of Biodexa Pharmaceuticals PLC, Caspian Point, 1 Caspian Way, Cardiff, CF10 4DQ, United Kingdom.

Name (1)	Age at 12/31/2022	Position/Title
Directors:
Stephen Stamp (2)	61	Chief Executive Officer and Chief Financial Officer, Director
Stephen Parker (2)(3)(4)	64	Non-Executive Chairman of the Board of Directors
Simon Turton, Ph.D. (2) (3) (4)	55	Senior Independent Non-Executive Director
Sijmen (Simon) de Vries, M.D. (2) (3) (4)	63	Non-Executive Director
Senior Management (5)
Dmitry Zamoryakhin, M.D.	43	Chief Scientific Officer

__________________________

(1)	The term of the Board of Directors will expire immediately after the annual general meeting held in 2023 for Mr. Stamp and Dr. Parker, 2024 for Dr. de Vries, and 2025 for Dr. Turton.
(2)	Remuneration Committee member
(3)	Audit Committee member
(4)	Nominations Committee member
(5)	Other than directors who are also members of senior management.

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

Stephen Parker has served as our Non-Executive Chairman of the Board of Directors and a director since June 2022.Dr. Parker has a career in the healthcare and pharma sector that spans over 30 years, including 10 years in advisory roles. Dr. Parker has served as Managing Director of sp2 Consulting Limited since 2002, as well as an advisor to Opus Corporate Finance LLP since 2019. Dr. Parker has also served as Chairman of Sareum Holdings plc (AIM: SAR) since May 2016 and Drishti Discoveries Limited since January 2021, as Senior Independent Director of MGC Pharmaceuticals Limited (ASX, LSE:MXC) since March 2019, and as a director of Eternans Limited since July 2019 and sp2 Asset Management Limited since September 2018. Previously, Dr. Parker served as a director of Albucasis Limited from September 2013 to September 2019, as Chairman of Liverpool Chirochem Limited from July 2017 to July 2018, and as a director and Chairman of Silence Therapeutics plc (LSE: SLN) from November 2013 to April 2019. Dr. Parker also has corporate finance experience having been an investment banker focusing on pharma and biotechnology with Barings Brothers Limited, SBC Warburg Dillon Read, and Apax Partners LLP, and previously served as a director at subsidiaries of Celtic Pharma GP Limited and Chief Financial Officer of Oxford GlycoSciences. Dr. Parker received his D.Phil in Biochemistry from the University of Oxford, MBA in Business Administration from City University, London, and B.Sc. in Chemical Sciences from the University of East Anglia.

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

For the biographical information of Stephen Stamp, our Chief Executive Officer and Chief Financial Officer, see “—Directors and Senior Management—Directors.”

Board Diversity

The table below provides certain information regarding the diversity of our Board of Directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4
Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	4
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	4

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

The following table summarizes the compensation paid to our non-employee directors during 2022.

Name	Fees Earned or Paid in Cash (£)(1)	All Other Compensation (£)	Total £
Sijmen de Vries	31,540	-	31,540
Rolf Stahel (2)	24,749	13,333	38,082
Simon Turton	31,540	-	31,540
Stephen Parker (3)	43,838	-	43,848

84

______________

(1)	Includes annual fees, committee chairpersonship fees and meeting fees.
(2)	Includes fees paid to Mr. Stahel in connection with a consultancy agreement with Chesyl Pharma Limited, a company wholly owned by Mr. Stahel. Mr. Stahel resigned from the Board of Directors on June 22, 2022.
(3)	Dr. Parker was appointed to the Board of Directors on June 20, 2022.

The following table sets forth, as of December 31, 2022, the aggregate number of option awards held by those individuals who served as non-executive directors during 2022:

Name	Number of Options	Grant Date	Exercise Price per Share (£)	Expiration Date
Sijmen de Vries (1)	25 (1)	6/30/2014	30.00	6/30/2024

___________

(1)	The stock options vest in the following installments: (i) 50% of the stock options vest when our share price is £2.124.00 a share, (ii) a further 25% of the stock options vest when our share price is £5,488.00 a share and (iii) the remaining 25% of the stock options vest when our share price is £7,544.00 a share.

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

Letters of Appointment

Each non-executive director (other than Dr. Parker) has been appointed to serve on our Board of Directors pursuant to a letter of appointment. The initial term of appointment for each director is three years, unless terminated earlier by either party upon one month’s prior notice or in accordance with the terms of the letters of appointment. The appointment is subject to our articles of association, and is subject to confirmation at any annual general meeting of the Company.

Each non-executive director (other than Dr. Parker) is paid an annual fee of £31,920, which covers all duties, including committee service or service on the board of a Biodexa subsidiary, with the exception of committee chairmanships and certain additional responsibilities, such as taking on the role of senior independent director. This amount may be changed from time to time. In addition, we reimburse each director for reasonable and properly documented expenses incurred in performing their duties. As noted above, we also grant each director a deed of indemnity against certain liabilities that may be incurred as a result of their service, to the extent permitted by the Companies Act.

In addition, without our prior written consent, for a period of six months following a director’s termination from service, such director will not, whether as a principal or agent and whether alone or jointly with, or as a director, manager, partner, shareholder, employee consultant of, any other person, carry on or be engaged, concerned or interested in any business which is similar to or which is (or intends to be) in competition with any business being carried on by Biodexa or any subsidiary, as applicable.

Dr. Parker Letter of Appointment

Pursuant to a term of appointment dated June 20, 2022, or the Appointment Agreement, Dr. Parker was appointed Non-Executive Chairman of the Board of Directors, effective as of the date thereof. The initial term of appointment for Dr. Parker expires on June 19, 2023. In addition, his appointment may be terminated:

•	by either party giving at least three months prior written notice;

•	by the Board of Directors reasonably determining that Dr. Parker’s acceptance of any other employment, engagement, appointment, interest or involvement with any business or person competes or conflicts with his appointment and would result in a serious conflict of interest or Dr. Parker reasonably determines such interest would result in a serious conflict of interest, and Dr. Parker accepts such employment, engagement, appointment, interest or involvement;

•	in accordance with our articles of association or applicable law; or

•	he is not re-elected to the Board of Directors.

Pursuant to the terms of the Appointment Agreement, Dr. Parker is paid an annual fee of £82,000, plus an additional fee of £1,750 for every day in excess of 16 days worked.

We also agreed to reimburse Dr. Parker for reasonable and documented expenses accrued in the course of performing his duties and provide him with up to £7,500 in professional advice in connection with performing his duties. The Appointment Agreement includes provisions related to the non-disclosure of information and assignment of inventions. Among other things, these provisions obligate Dr. Parker from disclosing any of our proprietary and confidential information received during the course of employment and to assign to us any inventions conceived or developed during the course of their employment.

In the event we terminate the agreement with Dr. Parker at any time in accordance with the provisions of the articles of association or applicable laws, Dr. Parker will have no right to damages or compensation if he:

•	is found guilty of any misconduct, gross negligence or dishonesty or acts in a manner which is materially adverse to our interests;

•	commits any serious or repeated breach or non-observance of his obligations to the Company;

•	becomes bankrupt, has an interim order made against him under the United Kingdom Insolvency Act 1986 or makes any composition or enters into any deed of arrangement with his creditors or the equivalent of any of these under any other jurisdictions;

•	becomes of unsound mind, becomes a patient under any statute relating to mental health or is unable, due to any accident, illness or injury, to undertake his duties for the Company for a period of more than six consecutive months;

•	is convicted of a criminal offense (other than a motoring offense for which a non-custodial penalty is imposed);

•	is disqualified by law or an order of a court of competent jurisdiction from holding office; or

•	has failed to submit his resignation as Non-Executive Chairman and as a director of the Company when required to so pursuant to the terms of the Appointment Agreement.

In the event we terminate the agreement at any time with immediate effect (other than pursuant to the preceding paragraph), we will pay to Dr. Parker all fees which are due to him for the following 12 months.

Dr. Parker may resign from his positions at any time if the Company (i) is guilty of any gross negligence which affects him or any dishonesty towards or concerning him or (ii) becomes insolvent, makes any composition or enters into any deed of arrangement with its creditors or the equivalent. If Dr. Parker resigns due to these reasons, we will pay to Dr. Parker all fees which are due to him for the following 12 months. Further, in the event that Dr. Parker is unable, due to an accident, illness or injury, to undertake his duties for the Company in accordance with the terms of the Stahel Appointment Agreement for a period of more than six consecutive months, he may resign at any time without any rights to damages or compensation. Dr. Parker is also required to resign in connection with the Board of Directors determination that his acceptance of any other employment, engagement, appointment, interest or involvement with any business or person competes or conflicts with his appointment and would result in a serious conflict of interest or Dr. Parker reasonably determines such interest would result in a serious conflict of interest, and Dr. Parker accepts such employment, engagement, appointment, interest or involvement, without any rights to damages or compensation. If Dr. Parker resigns for any other reason, he must provide 12 months written notice.

Compensation of Senior Management

The following table summarizes the compensation earned by our senior management during 2022 (including for any service on any our subsidiaries), including one former executive officer.

Name	Salary (£)	Bonus (£)(1)	All Other Compensation (2)(£)	Total (£)
Stephen Stamp	236,447	--	1,450	237,897
Chief Executive Officer & Chief Financial Officer
Dmitry Zamoryakhin, M.D.	212,500	2,306	21,869	236,675
Chief Scientific Officer
All senior management as a group (2 persons)	448,947	2,306	23,319	474,572

86

_____________

(1)	Mr. Stamp and Dr. Zamoryakhin have a bonus target of 33%, and 30% respectively, of their annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of the Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. Mr. Stamp did not receive a bonus for fiscal 2022. Dr. Zamoryakhin’s bonus earned in fiscal 2022 is to be paid in March 2023.
(2)	The amounts reflect the value of benefits payable for medical benefits (£1,450 and £619 for Mr. Stamp and Dr. Zamoryakhin, respectively) and £21,250 pursuant to a pension plan for Dr. Zamoryakhin.

The following table sets forth, as of December 31, 2022, the aggregate number of option awards held by our senior management.

Name	Number of Options	Grant Date	Exercise Price per Share (£)	Expiration Date
Stephen Stamp	1,500 (1)	9/9/2019	21.00	9/9/2029
	15,000 (2)	6/17/2020	4.04	1/17/2030
	25,000 (2)	7/15/2021	5.55	7/14/2031
Dmitry Zamoryakhin, M.D.	12,500 (2)	7/15/2021	5.55	7/14/2031
All senior management as a group (3 persons)	54,000 (3)	(4)	(5)	(6)

_________

(1)	Of these options, 375 previously vested on September 9, 2020, and the remaining 1,125 options have subsequently vested, or will vest, in 12 equal quarterly tranches, over a subsequent three-year period.
(2)	Of these options, 25% of the options vest 12 months after the grant date, and the remaining options have subsequently vested, or will vest, in 12 equal quarterly tranches over a subsequent three-year period.
(3)	22,312 stock options are fully vested.
(4)	The grant dates range from September 9, 2019 to July 15, 2021.
(5)	The exercise price of the options range from £4.04 to £21.00.
(6)	The stock options expire between September 9, 2029 and July 14, 2031.

Agreements with Senior Management

Stephen Stamp. On September 9, 2019, we entered into a service agreement, or the Service Agreement, with Mr. Stamp. The Service Agreement provides for a base salary, incentive compensation benefits, and, in certain circumstances, severance benefits. The Service Agreement may be terminated, subject to certain exceptions, upon six months’ prior notice.

The Service Agreement provides for an initial base salary of £160,000. Mr. Stamp’s base salary is subject to increase each April 1 by the percentage increase, if any, in the “All Items Index of Retail Prices” published by the United Kingdom Office for National Statistics over the previous year. The base salary of Mr. Stamp is to be reviewed annually to consider any increase in salary. Mr. Stamp’s base salary was increased to £230,000 effective as of April 1, 2022.

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

The Service Agreement also provides Mr. Stamp with certain payments and/or benefits upon certain terminations of employment. If he is terminated due to his inability to perform his duties due to illness or other incapacity for a continuous period of three months, or an aggregate period exceeding 100 working days in any period of 12-months, we may, notwithstanding any other provision of the Service Agreement, terminate Mr. Stamp’s employment upon six months’ written notice. During that period, Mr. Stamp will not be entitled to receive his salary or any bonus payment, but will be entitled to any benefits owed under the Service Agreement. Further, notwithstanding any notice requirements for termination set forth in the Service Agreements, we may, at any time and in our absolute discretion, terminate the Service Agreement and provide Mr. Stamp with a payment in lieu of any required notice. The payment will comprise of his base salary, but will not include any bonus or other benefits, and shall be subject to any tax or insurance deductions. Notwithstanding the foregoing, we may terminate the Service Agreement without notice or payment in lieu thereof if Mr. Stamp:

•	is guilty of serious misconduct or any other misconduct which affects, or is likely to affect, prejudicially our interests;

•	fails or neglects to efficiently and diligently discharge his duties or commits any serious or repeated breach or non-observance of any of the provisions of the Service Agreement or any share dealing code we have adopted;

•	has an interim receiving order made against him, becomes bankrupt or makes any composition or enters into any deed of arrangement with his creditors;

•	is charged with an arrestable criminal offense (other than a road traffic offense in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed);

•	is disqualified from holding office in any company by reason of an order of a court of competent jurisdiction;

•	becomes of unsound mind or becomes a patient under any statute relating to mental health;

•	is convicted of an offense under the United Kingdom’s Criminal Justice Act 1993 in relation to insider dealings or under any other present or future statutory enactment or regulations relating to insider dealings;

•	is in breach of the Model Code on directors’ dealings in listed securities, including securities trading on AIM, published by the London Stock Exchange (the Model Code has subsequently been replaced by provisions under MAR, however the employment agreements have not been updated to reflect this); or

•	commits any other act warranting summary termination at common law including, but not limited to, any act justifying dismissal without notice in the terms of our generally applicable disciplinary rules.

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

The Contract of Employment provides for an initial base salary of £205,000, which is subject to adjustment, and also includes an initial bonus target of 30% of Dr. Zamoryakhin’s annual base salary.  Dr. Zamoryakhin’s base salary was increased to £215,000 effective as of April 1, 2022. In addition to base salary and bonus, the Contract of Employment provides for additional benefits, such as a 10% pension contribution, medical insurance, vacation benefits and any other additional benefits as determined by the Board of Directors from time to time.

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

Effective as of September 28, 2018, all AIM listed companies were required to formally apply a recognized corporate governance code. As an AIM quoted company, we chose to adopt the principles of the Quoted Companies Alliance Corporate Governance Code for Small and Mid-Sized Quoted Companies, or the QCA Code. The QCA Code identifies ten principles to be followed in order for companies to deliver growth in long term shareholder value, encompassing and efficient, effective and dynamic management framework, accompanied by good communication, to promote confidence and trust. Although we will no longer be required to report on compliance with the QCA Code following cancellation of the admission of our Ordinary Shares to trading on AIM, we intend to abide by the principles of the QCA Code going forward.

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

Audit Committee

The Audit Committee consists of three members: Simon Turton (Chairman), Sijmen de Vries and Stephen Parker. The Board of Directors has determined that Messrs. de Vries, Turton and Parker are independent under Rule 10A-3 of the Exchange Act and the applicable rules of NASDAQ and that Mr. Turton qualifies as an “audit committee financial expert” as defined under in Item 16A of Form 20-F.

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

In addition, the Audit Committee is responsible, within agreed terms of reference, for ensuring compliance with the rules and regulations promulgated by the SEC and the rules of NASDAQ, and disclosure of information.

The Audit Committee meets not less than twice a year and otherwise as required.

Nomination Committee

The Nomination Committee is chaired by Dr. Parker and is currently comprised of all other members of the Board of Directors. The Nomination Committee assists the Board of Directors in discharging its responsibilities relating to the composition and make-up of the Board of Directors and any committees of the Board of Directors. It is responsible for periodically reviewing the Board of Director’s structure and identifying potential candidates to be appointed as directors or committee members as the need may arise. The Nomination Committee is responsible for evaluating the balance of skills, knowledge and experience and the size, structure and composition of the Board of Directors and committees of the Board of Directors, retirements and appointments of additional and replacement directors and committee members and will make appropriate recommendations to the Board of Directors on such matters.

The Nomination Committee meets not less than once a year and otherwise as required.

Remuneration Committee

The Remuneration Committee consists of three members: Sijmen de Vries (Chairman), Simon Turton and Dr. Parker. The Board of Directors has determined that Messrs. de Vries, Turton and Dr. Parker are independent under applicable rules of NASDAQ.

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

The number of our employees by geographic location and function as of the end of the period for the fiscal years ended December 31, 2022, 2021 and 2020 were as follows:

	As of December 31,
	2022	2021	2020
Business functional area:
Research and development	22	15	13
General and administration	5	5	5

Total	27	20	18

	As of December 31,
	2022	2021	2020
Geography:
United Kingdom	27	20	18
Spain	--	--	--

Total	27	20	18

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

Equity Benefit Plans

Biodexa Pharmaceuticals PLC 2014 Enterprise Management Incentive Scheme

The Board of Directors has established the 2014 Enterprise Management Incentive Scheme, or 2014 Plan, to allow us to grant options to purchase Ordinary Shares to qualifying employees and directors of the Company, or Plan Participants, for the purpose of attracting, rewarding and retaining such persons.

Administration. The overall responsibility for the operation and administration of the 2014 Plan is vested in the Board of Directors.

Eligibility. In order to be eligible to participate as a Plan Participant in the 2014 Plan, a person must be an employee or director of the Company or any of its subsidiaries whose “committed time” amounts to at least 25 hours a week or, if less, 75% of his or her “working time,” as each of those terms are defined under the His Majesty’s Revenue and Customs rules set out in Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 of the United Kingdom, or Schedule 5. The Board of Directors may exercise its discretion in selecting the Plan Participants to whom stock options will be granted under the 2014 Plan.

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

Biodexa Pharmaceuticals PLC Employee Share Incentive Plan

In 2017, we set up the Share Incentive Plan, or the SIP. Under the SIP, our employees and directors can acquire our Ordinary Shares via a salary sacrifice arrangement. We grant matching shares for every share bought under the SIP. In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition. All shares purchased by the SIP are held by an Employee Benefit Trust that is not under our control. Shares must be left in the plan for five years to qualify for full income tax relief.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

The following table sets forth information, to our knowledge, as of April 17, 2023, regarding the beneficial ownership of Ordinary Shares, including:

•	each person that is known by us to be a beneficial owner of 3% or more of Ordinary Shares (based on information in our share register and information provided by such persons);

•	each member of our Board of Directors;

•	each member of our senior management; and

•	all members of our Board of Directors and our senior management, taken as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based upon the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 88,353,947 Ordinary Shares outstanding as of April 17, 2023. Ordinary Shares subject to options or warrants currently exercisable or exercisable within 60 days of April 17, 2023 are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Unless otherwise indicated, the address for each holder listed below is Biodexa Pharmaceuticals PLC, Caspian Point, 1 Caspian Way, Cardiff, CF10 4DQ, United Kingdom. All holders of Ordinary Shares, including those shareholders listed below, have the same voting rights with respect to such shares.

Name of Beneficial Owner	Amount and Nature Of Ownership	Percent of Class
Directors and Senior Management:
Stephen Parker	--	--
Simon Turton	2,766	*
Stephen Stamp (1)	26,188	*
Sijmen de Vries	1,322	*
Dmitry Zamoryakhin (2)	5,469	*
Directors and senior management as a group (5 persons) (3)	35,745	*

__________________

*	Less than one percent of the outstanding Ordinary Shares.
(1)	Shares owned by Mr. Stamp include 23,688 Ordinary Shares subject to outstanding stock options which are exercisable at April 17, 2023 or will become exercisable within 60 days after such date.
(2)	Shares owned by Dr. Zamoryakhin consist of 5,469 Ordinary Shares subject to outstanding stock options which are exercisable at April 17, 2023 or will become exercisable within 60 days after such date.
(3)	Shares owed by all directors and senior management as a group include 29,167 Ordinary Shares subject to outstanding stock options, each of which are exercisable at April 17, 2023, or will become exercisable within 60 days after such date.

As of April 17, 2023, approximately 2.1% of our outstanding Ordinary Shares was held by registered shareholders with addresses in the United Kingdom (excluding shares held by the custodian under our depositary agreement with The Bank of New York Mellon), and we had 184 holders of record in the United Kingdom. As of April 17, 2023, The Bank of New York Mellon, as depositary for the Depositary Shares, held 85,907,877 Ordinary Shares, representing 97.2% of the issued share capital held at that date. As of April 17, 2023, we had nine holders of record with an address in the United States. The number of holders of record or registered holders in the United States or United Kingdom is not representative of the number of beneficial holders or of the residence of beneficial holders.

Based on our share register, we believe that we are not directly or indirectly controlled by another corporation or government, or by any other natural or legal persons. There are no arrangement that may result in a change of control. Our major shareholders do not have different voting rights than other holders of our Ordinary Shares.

To our knowledge, other than due to the expiration of unexercised warrants held by our shareholders or as otherwise disclosed elsewhere in this annual report, there has been no significant change in the percentage ownership of our Ordinary Shares held by the principal shareholders listed above in the last three years.

B.	Related Party Transactions

Agreement with Chesyl Pharma Limited

In April 2014, Midatech Limited entered into a consultancy agreement, or the Consultancy Agreement, with Chesyl Pharma Limited, or Chesyl. Chesyl is wholly owned by Mr. Rolf Stahel, our former non-executive Chairman of the Board and director. The term of the Consultancy Agreement commenced on March 1, 2014, with an initial term of 12 months and continuing thereafter until terminated in accordance with its terms. Chesyl was engaged to provide management consultancy services, including support and assistance to the board of directors of Midatech Limited in relation to operational issues and the provision of advice in relation to corporate strategy, corporate activities, fund raising and mergers and acquisition opportunities, collectively the Services.

Pursuant to the terms of the Consultancy Agreement, Mr. Stahel (or a similarly qualified substitute party, approved by the Midatech Limited) was obliged to procure the Services at such times and at such locations as may be reasonably necessary for 10 full working days per year. Midatech Limited agreed to pay Chesyl £40,000 per annum for Mr. Stahel’s services (reduced from £50,000 with effect from October 1, 2017), and if engaged for any additional days, a rate of £2,000 would be paid per full working day. For the fiscal year ended December 31, 2022, Midatech Limited paid Chesyl £13,333.

The Consultancy Agreement was terminated in connection with Mr. Stahel’s resignation from our Board of Directors on June 20, 2022.

Agreements with the CMS Parties

CMS License Agreement

For information regarding the CMS License Agreement, see “Business—Commercial Agreements, Strategic Partnerships and Collaborations—CMS License Agreement.”

Relationship Agreement

On January 29, 2019, the Company, Panmure Gordon (UK) Limited (our former nominated advisor), the CMS Stockholders and certain affiliates of the CMS Stockholders, entered a Relationship Agreement, or the Relationship Agreement, in order to regulate our relationships with the CMS and its affiliated entities, collectively the CMS Parties, and to limit their influence over our corporate actions and activities and the outcome of general matters pertaining to the Company. The Relationship Agreement was effective from February 26, 2019. The Relationship Agreement was subsequently amended on May 12, 2020 and April 15, 2022.

Pursuant to the terms of the Relationship Agreement, the CMS Parties have agreed to (amongst other things):

•	conduct all transactions with us on an arm’s length terms and on a normal commercial basis, including in accordance with the related party rules under the AIM Rules for Companies and any other applicable laws, regulations and stock exchange rules, and only with the prior approval of a majority of independent directors;

•	exercise their voting rights or other rights and powers so as to ensure that each member of their respective Groups is capable of carrying on its business and making decisions independently of each of the CMS Parties (and any of their group companies and associates); and

•	abstain from voting in respect of any resolution concerning any contract, arrangement or transaction with a related party of each of the CMS Parties (or any of their associates).

We further agreed to conduct all transactions, agreements and relationships (whether contractual or otherwise) with the CMS Parties (and any of their group companies and associates) on arm’s length terms and on a normal commercial basis.

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

In connection with the closing of the Private Placement on February 15, 2023, the CMS Parties beneficially owned less than 10%, in aggregate, of our issued Ordinary Shares, and accordingly, the Relationship Agreement terminated in accordance with its terms.

Deed of Indemnity

We have entered into a Deed of Indemnity for the benefit of our Board of Directors and Company Secretary. For more information, see “Management—Compensation of Non-Executive Directors—Deed of Indemnity.”

Agreements with Directors and Senior Management

We have previously entered into certain agreements with directors and our senior management related to their service on our Board of Directors or employment with the Company. For more information, see “Management.”

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

All of the shares represented by the Depositary Shares have the same dividend rights as all of our other outstanding shares.

B.	Significant Changes

Other than the information set forth in this annual report, there have been no significant changes since December 31, 2022.

ITEM 9.	THE OFFER AND LISTING.

A.	Offer and Listing Details.

Our Depositary Shares are listed on the NASDAQ Capital Market under the symbol “BDRX.” There is currently no market for our Ordinary Shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Depositary Shares are listed on the NASDAQ Capital Market under the symbol “BDRX.” Our shareholders previously approved the cancellation of admission of our Ordinary Shares on AIM. This cancellation became effective on April 26, 2023. The Depositary Shares trade exclusively on NASDAQ. There is currently no market for our Ordinary Shares.

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

Certain United Kingdom Taxation Considerations

The following is a general summary of certain United Kingdom tax considerations relating to the ownership and disposal of our Ordinary Shares or Depositary Shares and does not address all possible tax consequences relating to an investment in our Ordinary Shares or Depositary Shares. It is based on United Kingdom tax law and generally published His Majesty’s Revenue & Customs, or HMRC, practice as of the date of this Annual Report, both of which are subject to change, possibly with retrospective effect. A United Kingdom tax year runs from April 6th in any year to April 5th in the following year.

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

A dividend received by individual U.K. Holders will be subject to United Kingdom income tax. The rate of United Kingdom income tax that is chargeable on dividends received in either the tax year 2022/2023 or the tax year 2023/2024 by an individual U.K. Holder who is (i) an additional rate taxpayer is 39.35%, (ii) a higher rate taxpayer is 33.75%, and (iii) a basic rate taxpayer is 8.75%. An individual U.K. Holder may be entitled to a tax-free dividend allowance (in addition to their personal allowance) of £2,000 for the tax year 2022/2023 and £1,000 for the tax year 2023/2024, being the amount of dividend income that the relevant individual can receive before United Kingdom income tax is payable. Dividends within the dividend allowance will still count towards the relevant individual's basic, higher or additional rate bands, however. An individual’s dividend income is treated as the top slice of their total income that is chargeable to United Kingdom income tax. Dividends which are covered by an individual’s personal income tax allowance do not count towards and are ignored for the dividend allowance.

Corporation Tax. A U.K. Holder within the charge to United Kingdom corporation tax may be entitled to exemption from United Kingdom corporation tax in respect of dividend payments in respect of an Ordinary Share. If the conditions for the exemption are not satisfied or such U.K. Holder elects for an otherwise exempt dividend to be taxable, United Kingdom corporation tax will be chargeable on the dividend. From April 1, 2023, the main rate of corporation tax of 25% will apply to companies with profits in excess of £250,000. A lower rate of corporation tax of 19% will apply to companies with profits of up to £50,000, and a marginal scaled rate between 19% and 25% will apply to companies with profits between £50,000 and £250,000. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

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

Taxation of Disposals

U.K. Holders. A disposal or deemed disposal of Ordinary Shares or Depositary Shares by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of United Kingdom capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of Ordinary Shares or Depositary Shares are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level at which the annual exempt amount for United Kingdom capital gains tax (the “annual exempt amount”) is set by the United Kingdom government for that tax year. The annual exempt amount for the 2022/2023 tax year is £12,300 and for the 2023/2024 tax year is £6,000. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the relevant tax year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an Ordinary Share or a Depositary Shares is taxed at the rate of 20%. In other cases, a taxable capital gain accruing on a disposal of our Ordinary Shares or Depositary Shares may be taxed at the rate of 10% or the rate of 20% or at a combination of both rates.

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

General

An agreement to transfer an ordinary share will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser.

The transfer of an Ordinary Share would be subject to stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). The purchaser is liable to HMRC for the payment of the stamp duty (if any). Under current HMRC guidance, no stamp duty should be payable on a written instrument transferring a Depositary Share or on a written agreement to transfer a Depositary Share, on the basis that the Depositary Share is not regarded as either “stock” or a “marketable security” for United Kingdom stamp duty purposes.

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

No SDRT or stamp duty is chargeable in respect of shares that are admitted to trading on a “recognized growth market” and not listed on any “recognized stock exchange,” or the AIM Exemption. For so long as the Ordinary Shares were admitted to trading on AIM (which qualifies as a “recognized growth market”) and not listed on a market that would qualify as a “recognized stock exchange,” the AIM Exemption would apply and the transfer of Ordinary Shares or agreement to transfer Ordinary Shares would be exempt from the charge to stamp duty and/or SDRT (as applicable) under the AIM Exemption. Following the cancellation of admission of the Ordinary Shares on AIM, the AIM Exemption no longer applies.

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

Where an ordinary share is transferred (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee for a person whose business is or includes issuing depositary receipts and that transfer is not integral to the raising of new capital by the company, stamp duty or SDRT would generally be chargeable at the rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares. Such a stamp duty or SDRT charge will arise if the transfer takes place at a time when the Ordinary Shares are admitted to trading on AIM such that the AIM Exemption would apply. Following the cancellation of the admission of the Ordinary Shares on AIM, however, the AIM Exemption no longer is available.

There is an exception from the 1.5% charge on the transfer to, or to a nominee , a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986, which has been approved by HMRC. If such an election were made by a clearance service, SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer would arise on any transfer of an ordinary share into such a clearance service and on subsequent agreements to transfer such share within such clearance service. It is our understanding that DTC has not to date made an election under section 97A(1) of the Finance Act of 1986.

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

Certain United States Taxation Considerations

The following is a summary of material United States federal income tax consequences of the ownership and disposition of Depositary Shares by United States holders (as defined below). This summary is for general information only and is not tax advice. Each investor should consult its tax advisor with respect to the tax consequences of the ownership and disposition of our securities, including the impact of the Tax Cuts and Jobs Act enacted on December 22, 2017.

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

This summary addresses only the United States federal income tax considerations for United States holders that acquire and hold the Depositary Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to holders that are subject to special treatment under the United States federal income tax laws (including, for example, banks, financial institutions, underwriters, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting for their securities, persons subject to the alternative minimum tax, persons that have a functional currency other than the United States dollar, tax-exempt organizations (including private foundations), mutual funds, subchapter S corporations, partnerships or other pass-through entities for United States federal income tax purposes, certain expatriates, corporations that accumulate earnings to avoid United States federal income tax, persons who hold Depositary Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, persons who acquire Depositary Shares through the exercise of options or other compensation arrangements, persons who own (or are treated as owning) 10% or more of the total combined voting power or value of our outstanding shares, or persons who are not United States holders). In addition, this discussion does not address any aspect of state, local, foreign, estate, gift or other tax law that may apply to holders of Depositary Shares.

The United States federal income tax treatment of a partner in a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) (or owner of another “pass-through entity”) generally will depend on the status of the partner (or owner) and the activities of the partnership (or other pass-through entity). A partner (or owner) in such a partnership (or other pass-through entity) should consult its tax advisor regarding the associated tax consequences.

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

We also make available on our website, free of charge, our annual report and the text of its reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.biodexapharma.com. The information contained on our website is not incorporated by reference in this annual report.

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

Credit Risk

Credit risk is the risk of financial loss to the Company if a development partner or counterparty to a financial instrument fails to meet its contractual obligations. We are mainly exposed to credit risk from amounts due from collaborative partners which are deemed to be low.

Credit risk also arises from cash and cash equivalents and deposits with banks and financial institutions. For banks and financial institutions, only independently rated parties with high credit status are accepted.

We do not enter into derivatives to manage credit risk.

The total exposure to credit risk of the Company and our subsidiaries is equal to the total value of the financial assets held at year end. The consolidated entity recognizes a loss allowance for expected credit losses on financial assets which are either measured at amortized cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the consolidated entity's assessment at the end of each reporting period as to whether the financial instrument's credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

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

Foreign Exchange Risk

Foreign exchange risk arose in 2021 and prior years because we had a material operation located in Bilbao, Spain, whose functional currency was not the same as our functional currency. Due to significant currency fluctuations during the years ended December 31, 2022, 2021 and 2020, particularly in respect of British pounds sterling against the Euro, our foreign exchange risk was significant. Our net assets arising from such overseas operations were exposed to currency risk resulting in gains or losses on retranslation into British pounds sterling. Given the closure of our Spanish operations and the levels of materiality, and despite this historical volatility, we do not hedge our net investments in overseas operations as the cost of doing so is disproportionate to the exposure.

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

We have prepared cash flow forecasts and considered the cash flow requirement for our next three years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned.  This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2022 with respect to this uncertainty.

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

Based upon our evaluation of our disclosure controls and procedures as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.

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

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2022 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013.

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm we are a non-accelerated filer.

D.	Changes in Internal Control Over Financing Reporting

We regularly review our system of internal control over financial reporting to ensure we maintain an effective internal control environment. Other than the changes discussed herein, there were no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2022 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

The Audit Committee consists of three members: Simon Turton (Chairman), Sijmen de Vries and Stephen Parker. The Board of Directors has determined that Messrs. de Vries, Turton and Parker are independent under Rule 10A-3 of the Exchange Act and the applicable rules of NASDAQ and that Dr. Turton qualifies as an “audit committee financial expert” as defined under in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS.

Our Code of Business Conduct and Ethics is applicable to all of our employees, officers and directors and is available on our website at http://www.biodexapharma.com. The Code of Business Conduct and Ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of the Group or gives the appearance of a conflict. Our directors and officers have an obligation under the Code of Business Conduct and Ethics to advance our interests when the opportunity to do so arises. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website. Information contained on, or that can be accessed through, our website is not incorporated by reference into this document, and you should not consider information on the website to be part of this document.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth by category of service the total fees for services provided to us by our independent registered public accounting firm during the fiscal years ended December 31, 2022 and 2021.

	2022	2021
	(£ in thousands)
Audit Fees (1)	150	132
Audit-Related Fees(2)	70	-
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	220	132

______________

(1)	Audit fees consist of the aggregate fees billed in connection with the audit and United Kingdom statutory audit of our annual consolidated financial statements included in this annual report, the issuance of comfort letters, interim reviews of our half-yearly financial information and other services related to SEC filings.

(2)	Audit-related fees are fees for services that are traditionally performed by the independent accountants, including consultations concerning financial accounting and reporting, and employee benefit plan audits, and due diligence on mergers or acquisitions.

(3)	Represents the aggregate fees billed for tax compliance, tax advice and tax consulting services.

(4)	Represents the aggregate fees billed for all products and services provided that are not included under “audit fees”, “audit related fees or “tax fees,” including, but not limited to, fees billed for services relating to mergers and acquisitions.

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

Companies with securities listed on NASDAQ are required to comply with United States federal securities laws, including the Sarbanes-Oxley Act of 2002, as well as certain NASDAQ rules and corporate governance requirements. As a foreign private issuer, however, we are entitled to follow our home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to United States federal securities laws. The United Kingdom laws and practices followed by the Company in lieu of NASDAQ rules are described below:

•	We do not follow NASDAQ’s requirement that the Board of Directors be comprised of a majority of Independent Directors, as defined under Rule 5605(a)(2). In accordance with United Kingdom law and practice, we do not require a majority of our Board of Directors to be considered independent.

•	We do not follow NASDAQ’s requirements applicable to independent director oversight of director nominations, which require that director nominees either be selected or recommended by independent directors. In accordance with United Kingdom law and practice, our directors are nominated by the Nominations Committee, which is comprised of all of the directors of the Company.

•	We do not follow NASDAQ’s requirement that the compensation committee be comprised of Independent Directors, as defined under Rule 5605(a)(2). One of the members of our compensation committee, Mr. Stahel, is not considered independent under the applicable NASDAQ rule. He is, however, considered to be independent under United Kingdom law and practice.

•	We do not require that the compensation committee consider the specific factors affecting consultant independence that are set forth in NASDAQ Rule 5605(d)(3)(D). Our compensation committee may engage independent compensation consultants at its discretion.

•	We do not follow NASDAQ’s requirements that non-executive directors meet on a regular basis without management present. Our Board of Directors may choose to meet in executive session at their discretion.

•	We do not follow NASDAQ’s quorum requirements for stockholder meetings. In accordance with United Kingdom law and practice, our Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•	We do not follow NASDAQ’s requirements to seek shareholder approval for the implementation of certain equity compensation plans and issuances of Ordinary Shares. In accordance United Kingdom law and practice, we are not required to seek shareholder approval in such circumstances.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18 of Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS.

The financial statements are filed as part of this annual report beginning on page F-1.

The financial statements of the Company included in this annual report do not constitute statutory financial statements within the meaning of the United Kingdom Companies Act 2006. The Company’s statutory financial statements for the years ended December 31, 2022, 2021 and 2020 have been reported on by Mazars LLP, independent auditors, under applicable law and the International Standards on Auditing (United Kingdom). The Independent Auditors’ Report of Mazars LLP on the statutory financial statements for the years ended December 31, 2022, 2021 and 2020 included an emphasis of matter regarding material uncertainty over going concern.

ITEM 19.	EXHIBITS.

Exhibit Number	Title

1.1*	Articles of Association.
2.1*	Description of Securities Registered Under Section 12 of the Exchange Act.
2.2	Specimen certificate representing ordinary shares (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
2.3	Form of Amended and Restated Deposit Agreement by and among Midatech Pharma PLC, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of American Depositary Shares thereunder (incorporated by reference to Exhibit A to the Company’s Registration Statement on Form F-6 (File No. 333-252507), filed with the SEC on January 28, 2021).
2.4	Form of American Depositary Receipt (included in Exhibit 2.3 as Exhibit A thereto).
2.5	Form of Warrant issued on October 25, 2019 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on October 24, 2019).
2.6	Form of Placement Agent Warrant issued on October 25, 2019 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on October 24, 2019).
2.7	Form of Warrant issued on May 20, 2020 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on May 19, 2020).
2.8	Form of Placement Agent Warrant issued on May 20, 2020 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on May 19, 2020).
2.9	Form of Warrant Instrument issued on May 22, 2020 (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on May 19, 2020).
2.10	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on February 9, 2023).
2.11	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on February 9, 2023).
2.12	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on February 9, 2023).
2.13	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Report on Form 6-K, filed with the SEC on February 9, 2023).

4.1#	Midatech Pharma PLC 2014 Enterprise Management Incentive Scheme (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.2#	Form of Option Agreement (included in Exhibit 4.1).
4.3#	Consultancy Agreement, dated as of April 15, 2014, by and between Midatech Limited and Chesyl Pharma Limited (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.4#	Appointment Agreement, dated as of April 15, 2014, by and between Midatech Limited and Rolf Stahel (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.5#	Revised Appointment Agreement, dated as of December 2, 2014, by and between Midatech Pharma PLC and Rolf Stahel (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.6#	Form of Appointment Letter between Midatech Pharma PLC and certain directors of Midatech Pharma PLC (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.7#	Deed of Indemnity dated August 5, 2015 (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).
4.8†	License, Collaboration and Distribution Agreement, dated as of January 29, 2019, by and between Midatech Pharma PLC, CMS Bridging Limited, CMS Medical Hong Kong Limited and China Medical System Holdings Limited (incorporated by reference to Exhibit 4.17 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, as amended, filed with the SEC on May 28, 2019).
4.9	Relationship Agreement, dated January 29, 2019, by and among the Company, certain CMS Concert Party Members and Panmure Gordon (UK) Limited (incorporated by reference to Exhibit 4.18 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019).
4.10	Deed of Variation of Relationship Agreement, dated May 12, 2020, between Midatech Pharma PLC, Certain CMS Concert Party Members and Panmure Gordon (UK) Limited (incorporated by reference to Exhibit 4.15 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 30, 2021).
4.11#	The Midatech Pharma Share Incentive Plan (incorporated by reference to Exhibit 4.27 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 24, 2018).

4.12†#	Service Agreement dated as of September 9, 2019, by and between Midatech Pharma PLC and Stephen Stamp (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on September 19, 2019).
4.13	Form of Securities Purchase Agreement, dated as of December 13, 2022, by and between Midatech Pharma PLC and the purchaser identified on the signature page thereto (incorporated by reference to Exhibit 10.5 of the Company’s Report on Form 6-K, filed with the SEC on December 13, 2022).
4.14	First Amendment to the Securities Purchase Agreement, dated as of December 16, 2022, by and between Midatech Pharma PLC and the purchaser identified on the signature page thereto (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on December 19, 2022).
4.15	Form of Securities Purchase Agreement, dated as of February 9, 2023, by and between Midatech Pharma PLC and the purchasers identified on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the SEC on February 9, 2023.
4.16#	Service Agreement, dated as of July 12, 2021, by and between Midatech Pharma PLC and Dmitry Zamoryakhin (incorporated by reference to Exhibit 4.15 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 26, 2022).
4.17#	Terms of Appointment as Director, dated June 20, 2022, by and between Midatech Pharma PLC and Stephen Barry Parker (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on June 21, 2022).
4.18	Form of Registration Rights Agreement, dated as of February 9, 2023, by and between Midatech Pharma PLC and the investors identified on the signature pages thereto (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K, filed with the SEC on February 9, 2023).
4.19	Form of Waiver, dated as of February 9, 2023, by and between Midatech Pharma PLC and a certain institutional investor (incorporated by reference to Exhibit 10.4 of the Company’s Report on Form 6-K, filed with the SEC on February 9, 2023).
8.1*	Subsidiaries of Biodexa Pharmaceuticals PLC.
12.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Mazars LLP, independent registered public accounting firm.
101. INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Documents
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within Inline XBRL document)

___________

* Filed herewith.

** Furnished herewith.

#	Management contract or compensatory plan or arrangement.
†	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to Biodexa Pharmaceuticals PLC if publicly disclosed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIODEXA PHARMACEUTICALS PLC

By:	/s/ Stephen Stamp
Name:	Stephen Stamp
Title:	Chief Executive Officer and Chief Financial Officer

Date: April 28, 2023

BIODEXA PHARMACEUTICALS PLC

114

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Biodexa Pharmaceuticals plc (formerly known as Midatech Pharma plc)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Biodexa Pharmaceuticals plc (formerly known as Midatech Pharma plc) and its subsidiaries (the “Group”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively, the “Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 1 to the consolidated Financial Statements the Group has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Our evaluation of the Directors’ assessment of the appropriateness of the going concern basis of preparation of these consolidated financial statements included, but was not limited to:

•	Undertaking an initial assessment at the planning stage of the audit to identify events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern;
•	Reviewing the Directors’ formal going concern assessment, including the supporting cash flow projections that includes the twelve months
•	Evaluating the key assumptions used and judgements applied by the Directors in forming their conclusions on going concern
•	Reviewing the appropriateness of the disclosures made by the Directors in the Consolidated Financial Statements.

We have served as the Group’s auditor since 2020.

/s/ Mazars LLP

Mazars LLP

London, England

April 28, 2023

Consolidated Statements of Comprehensive Income

For the year ended 31 December

	Note	2022 £’000	2021 £’000	2020 £’000
Revenue	3	699	578	180
Grant revenue		–	–	163
Total revenue		699	578	343
Other income		22	24	12
Research and development costs		(5,111)	(4,654)	(6,068)
Administrative costs		(4,542)	(2,946)	(4,958)
Impairment of intangible assets	11,12	–	–	(12,369)
Loss from operations	4	(8,932)	(6,998)	(23,040)
Finance income	6	497	936	1
Finance expense	6	(53)	(44)	(431)
Loss before tax		(8,488)	(6,106)	(23,470)
Taxation	7	832	646	1,281
Loss for the year attributable to the owners of the parent		(7,656)	(5,460)	(22,189)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Exchange gains arising on translation of foreign operations		–	–	508
Total other comprehensive income net of tax		–	–	508
Total comprehensive loss attributable to the owners of the parent		(7,656)	(5,460)	(21,681)
Loss per share
Continuing operations
Basic and diluted loss per ordinary share - £	8	(1.55)	(1.36)	(10.36)

The notes form an integral part of these consolidated financial statements.

Consolidated Statements of financial position

At 31 December

Company number 09216368	Note	2022 £’000	2021 £’000	2020 £’000
Assets
Non-current assets
Property, plant and equipment	9	831	1,152	542
Intangible assets	11	6	–	–
Total Non-Current Assets		837	1,152	542
Current assets
Trade and other receivables	14	1,006	1,034	572
Taxation		846	670	1,157
Cash and cash equivalents	15	2,836	10,057	7,546
Total Current Assets		4,688	11,761	9,275
Total assets		5,525	12,913	9,817
Liabilities
Non-current liabilities
Borrowings	17	463	620	60
Provisions	18	–	–	50
Total Non-Current Liabilities		463	620	110
Current liabilities
Trade and other payables	16	1,447	1,092	1,230
Borrowings	17	161	146	200
Provisions	18	207	50	–
Derivative financial liability	19	85	553	1,559
Total current Liabilities		1,900	1,841	2,989
Total liabilities		2,363	2,461	3,099

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

At 31 December

	Note	2022 £’000	2021 £’000	2020 £’000
Issued capital and reserves attributable to owners of the parent
Share capital	22	1,108	1,098	1,063
Share premium	23	83,667	83,434	74,364
Merger reserve	23	53,003	53,003	53,003
Warrant reserve	23	720	720	720
Accumulated deficit	23	(135,336)	(127,803)	(122,432)
Total equity		3,162	10,452	6,718
Total equity and liabilities		5,525	12,913	9,817

The notes form an integral part of these consolidated financial statements.

Consolidated statements of cash flows

For the year ended 31 December

	Note	2022 £’000	2021 £’000	2020 £’000
Cash flows from operating activities
Loss for the year		(7,656)	(5,460)	(22,189)
Adjustments for:
Depreciation of property, plant and equipment	9	174	213	1,089
Depreciation of right of use asset	9	166	190	118
Amortisation of intangible fixed assets	11	3	–	10
Loss/(Profit) on disposal of fixed assets		14	(39)	(226)
Impairment of intangible assets	11,12	–	–	12,369
Impairment of loan	4,14	207	–	–
Finance income	6	(497)	(936)	(1)
Finance expense	6	53	44	431
Share-based payment charge/(credit)	4	123	89	(404)
Taxation	7	(832)	(646)	(1,281)
Foreign exchange (gains)/losses		(1)	(3)	387
Cash flows from operating activities before changes in working capital		(8,246)	(6,548)	(9,697)
Decrease/(Increase) in trade and other receivables		7	(487)	493
Increase/(Decrease) in trade and other payables		356	(130)	(2,004)
Increase/(Decrease) in provisions		(157)	–	(47)
Cash used in operations		(7,726)	(7,165)	(11,255)
Taxes received		678	1,157	1,954
Net cash used in operating activities		(7,048)	(6,008)	(9,301)

Consolidated statements of cash flows (continued)

For the year ended 31 December

	Note	2022 £’000	2021 £’000	2020 £’000
Investing activities
Purchases of property, plant and equipment	9	(62)	(320)	(209)
Proceeds from disposal of fixed assets		20	42	143
Long term deposit for guarantee for Government loan		–	–	2,639
Loan granted	14	(207)	–	–
Interest received		29	–	1
Net cash (used in)/generated from investing activities		(220)	(278)	2,574
Financing activities
Interest paid		(18)	(15)	(34)
Receipts from sub-lessee on onerous lease		–	–	45
Amounts paid on lease liabilities		(178)	(112)	(258)
Repayment of Government grants on closure of Spanish operation		–	–	(229)
(Repayment)/Proceeds from Government loan	17	–	(103)	(6,182)
Share issues including warrants, net of costs	15	243	9,035	9,742
Net cash generated from financing activities		47	8,805	3,084
Net increase/(decrease) in cash and cash equivalents		(7,221)	2,519	(3,643)
Cash and cash equivalents at beginning of year		10,057	7,546	10,928
Exchange (losses)/gains on cash and cash equivalents		–	(8)	261
Cash and cash equivalents at end of year	15	2,836	10,057	7,546

The notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

For the year ended 31 December

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2022		1,098	83,434	53,003	720	–	(127,803)	10,452
Loss for the year		–	–	–	–	–	(7,656)	(7,656)
Foreign exchange translation		–	–	–	–	–	–	–
Total comprehensive loss		–	–	–	–	–	(7,656)	(7,656)
Transactions with owners
Exercise of warrants on 22 March 2022	15, 22	–	–	–	–	–	–	–
Shares issued on 19 December 2022	15, 22	10	311	–	–	–	–	321
Costs associated with share issue on 19 December 2022	15, 22	–	(78)	–	–	–	–	(78)
Share-based payment charge		–	–	–	–	–	123	123
Total contribution by and distributions to owners		10	233	–	–	–	123	366
At 31 December 2022		1,108	83,667	53,003	720	–	(135,336)	3,162

Consolidated statements of changes in equity (CONTINUED)

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2021		1,063	74,364	53,003	720	–	(122,432)	6,718
Loss for the year		–	–	–	–	–	(5,460)	(5,460)
Foreign exchange translation		–	–	–	–	–	–	–
Total comprehensive loss		–	–	–	–	–	(5,460)	(5,460)
Transactions with owners
Shares issued on 19 February 2021	15, 22	–	161	–	–	–	–	161
Costs associated with share issue on 19 February 2021	15, 22	–	(10)	–	–	–	–	(10)
Shares issued on 6 July 2021	15, 22	35	9,965	–	–	–	–	10,000
Costs associated with share issue on 6 July 2021	15, 22	–	(1,046)	–	–	–	–	(1,046)
Share-based payment credit		–	–	–	–	–	89	89
Total contribution by and distributions to owners		35	9,070	–	–	–	89	9,194
At 31 December 2021		1,098	83,434	53,003	720	–	(127,803)	10,452

Consolidated statements of changes in equity (cONTINUED)

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2020		1,023	65,879	53,003	–	(508)	(99,839)	19,558
Loss for the year		–	–	–	–	–	(22,189)	(22,189)
Foreign exchange translation		–	–	–	–	508	–	508
Total comprehensive loss		–	–	–	–	508	(22,189)	(21,681)
Transactions with owners
Shares issued with warrants on 18 May 2020 – notes 16,23	15, 22	16	2,527	–	720	–	–	3,263
Costs associated with shares issued with warrants on 18 May 2020	15, 22		(544)	–	–	–	–	(544)
Shares issued on 27 July 2020	15, 22	21	5,729	–	–	–	–	5,750
Costs associated with share issue on 27 July 2020	15, 22		(489)	–	–	–	–	(489)
Shares issued on 19 August 2020	15, 22	3	1,278	–	–	–	–	1,281
Costs associated with share issue on 19 August 2020	15, 22		(16)	–	–	–	–	(16)
Share-based payment credit		–	–	–	–	–	(404)	(404)
Total contribution by and distributions to owners		40	8,485	–	720	–	(404)	8,841
At 31 December 2020		1,063	74,364	53,003	720	–	(122,432)	6,718

Notes forming part of the financial statements

For the years ended 31 December 2022, 2021 and 2020

1	Accounting policies

General information

Biodexa Pharmaceuticals plc (the ‘Company’) is a company registered and domiciled in England and Wales. The Company was incorporated on 12 September 2014.

The Company is a public limited company, whose ordinary shares have been admitted to trading on AIM (‘AIM’), which is a submarket of the London Stock Exchange, since 8 December 2014 until the admission of the Company’s ordinary shares to trading on AIM was cancelled on 26 April 2023.

In addition, since 4 December 2015 the Company has American Depository Receipts (‘ADRs’) registered with the US Securities and Exchange Commission (‘SEC’) and is listed on the NASDAQ Capital Market.

The financial statements were approved and authorised for issue by the Board of Directors on 28 April 2023.

On 27 March 2023 the Company changed its name to Biodexa Pharmaceuticals plc from Midatech Pharma plc.

Basis of preparation

The Group was formed on 31 October 2014 when the Company entered into an agreement to acquire the entire share capital of Midatech Limited and its wholly owned subsidiaries through the issue equivalent of shares in the Company which took place on 13 November 2014.

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

Adoption of new and revised standards

New standards, interpretations and amendments effective from 1 January 2022

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2022 and deemed none were applicable to the annual financial statements for the year ended 31 December 2022.

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the group has decided not to adopt early.

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2023 and 1 January 2024 and deemed none have an impact on the group.

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

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Biodexa Pharmaceuticals plc	Ultimate holding company
Midatech Limited	Trading company
Midatech Pharma (Espana) SL (formerly Midatech Biogune SL)	Liquidated - 2021
PharMida AG	Dormant
Midatech Pharma (Wales) Limited (formerly Q Chip Limited)	Trading company
Midatech Pharma Pty	Dissolved - 2020
Biodexa Limited (formerly Bioadexa Pharmaceuticals Limited)	Dormant – incorporated October 2022

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

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our portfolio. For the year ended 31 December 2022, the Group incurred a consolidated loss from operations of £7.7 million and negative cash flows from operating activities of £7.0 million. As of 31 December 2022, the Group had an accumulated deficit of £135.3 million.

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

1	Accounting policies (continued)

Our consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2022, we had cash and cash equivalents of £2.8 million. On 9 February 2023 the Company completed a Private Placement in which it raised US$5.2 million (approximately £4.3 million), after deducting the placement agent’s fees and other estimated expenses. We forecast that the Group currently has enough cash to fund its planned operations into the fourth quarter of 2023. We believe we currently have enough cash to fund our planned operations into the fourth quarter of 2023. Failure to secure additional funding before the fourth quarter of 2023 could result in the Company being placed into administration.

We have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period twelve months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required during the course of the next 12 months assuming, inter alia, that certain development programs and other operating activities continue as currently planned.

In our opinion, the environment for financing of small and micro-cap biotech companies is as challenging as it has been since the financial crisis of 2008-2010. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, any attendant financings by Biodexa are likely to be dilutive. We and our advisors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. The alternatives being considered are all at an early stage and are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of the alternative courses of action to finance the Company will be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt about our ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realizable value and all liabilities would be accelerated to current liabilities. As a result of the foregoing, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended 31 December 2022 with respect to this uncertainty.

We believe there are adequate options and time and available to secure additional financing for the Company and after considering the uncertainties, we considered it is appropriate to continue to adopt the going concern basis in preparing these financial information.

Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and/or dispose of assets, for which there can be no assurance we will be able to do on a timely basis, on favourable terms or at all.

1	Accounting policies (continued)

Revenue

Revenue is accounted for in line with principles of IFRS 15 ‘Revenue from contracts with customers’

Supply of Research and Development Services

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

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The Group at 31 December 2022 had only one cash generating unit (2021: one, 2020: one), as set out in note 12. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

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

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in note 19.

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

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has two classes of share in existence:

•	ordinary shares of £0.001 each are classified as equity instruments;
•	deferred shares of £1 each are classified as equity instruments.

1	Accounting policies (continued)

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

1	Accounting policies (continued)

Share-based payments (continued)

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

1	Accounting policies (continued)

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

•	Leases of low value assets; and
•	Leases with a duration of 12 months or less.

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

Nature of leasing activities (in the capacity as lessee)

As at 31 December 2022 the Group had one property lease in place in the UK.

1	Accounting policies (continued)

Taxation

Tax is recognised in the Comprehensive Statement of Income, except that a charge attributable to an item of income and expense recognised as other comprehensive income or to an item recognised directly in equity is also recognised in other comprehensive income or directly in equity respectively.

The current income tax credit is calculated on the basis of tax rates and laws that have been enacted or substantively enacted by the reporting date in the country where the Company operates and generates income.

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

Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses.

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

The carrying value of goodwill was £Nil (2021: £Nil; 2020: £Nil) and intangibles not yet ready for use was £Nil (2021: £Nil; 2020:£Nil) as at 31 December 2022 (note 11).

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit.

In March 2020 the Group undertook a Strategic Review to re-evaluate its priorities in the context of available resources. The Board concluded that the Company was unlikely to conclude a license transaction or raise sufficient funds to continue the required remaining investment in MTD201 on a timely basis. The Board therefore decided to terminate further in-house development of the MTD201 programme with immediate effect and, in line with that decision, to close the Company’s MTD201 dedicated manufacturing facilities in Bilbao and offer redundancy to all 42 employees. As a result of the decision to terminate this program the Group recognised an impairment charge of £2.3m in the year to 31 December 2020 against goodwill and an impairment charge against the IPRD of the Midatech Pharma (Wales) Ltd cash generating unit of £9.3m. See note 12.

In June 2020 the Group received a letter from Secura Bio Inc., the licensor of Panobinostat, the active ingredient in the Group’s MTX110 development program, purporting to terminate our license. As a result of this purported termination an impairment charge of £0.8m was recognised in the year to 31 December 2020 against the acquired IPRD in relation to MTX110. See note 11.

2	Critical accounting estimates and judgements (continued)

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

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 25 to our consolidated financial statements and are estimated as follows:

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

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in note 19.

The following are considered to be critical accounting judgments:

Revenue

Supply of Research and Development Services

There are significant management judgements and estimates involved in the recognition of revenue from the supply of services. Revenue on services is recognised over the contract term, proportionate to the progress in overall satisfaction of the performance obligations (the services performed by the Group), measured by cost incurred to date out of total estimate of costs. The Company’s R&D collaboration agreements require the delivery of services within 12 months.

Income taxes

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Judgment is required to determine the amount of deferred tax assets that can be recognised based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

In 2022, there were approximately £71.6m of gross unutilised tax losses carried forward (2021: £67.2m; 2020: £63.2m). No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods. The losses do not have an expiry date.

2	Critical accounting estimates and judgements (continued)

Going Concern

We have has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2022, the Group incurred a consolidated loss from operations of £7.7 million and negative cash flows from operations of £7.0 million. As of 31 December 2022, the Group had an accumulated deficit of £135.3 million.

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

As at 31 December 2022, we had cash and cash equivalents of £2.8 million. On 9 February 2023 the Company completed a Private Placement in which it raised US$5.2 million (approximately £4.3 million), after deducting the placement agent’s fees and other estimated expenses. We believe the Group currently has enough cash to fund its planned operations into the fourth quarter of 2023. Failure to secure additional funding before the fourth quarter of 2023 could result in the Company being placed into administration.

We have prepared cash flow forecasts and considered the cash flow requirement for the Company for our next three years including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months assuming, inter alia, that certain development programs and other operating activities continue as currently planned.

In our opinion, the environment for financing of small and micro-cap biotech companies is as challenging as it has been since the financial crisis of 2008-2010. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, any attendant financings by Biodexa are likely to be dilutive. We and our advisors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. The alternatives being considered are all at an early stage and are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of the alternative courses of action to finance the Company will be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt about our ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would stated at net realizable value and all liabilities would be accelerated to current liabilities. As a result of the foregoing, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended 31 December 2022 with respect to this uncertainty.

We believe there are adequate options and time and available to secure additional financing for the Company and after considering the uncertainties, we considered it is appropriate to continue to adopt the going concern basis in preparing these financial information.

Our ability to continue as a going concern is dependent upon our ability to obtain additional capital and/or dispose of assets, for which there can be no assurance we will be able to do on a timely basis, on favourable terms or at all.

3	Revenue

Revenue from contracts with customers

Geographical analysis of revenue by destination of customer

	2022 £’000	2021 £’000	2020 £’000
Revenue:
United Kingdom	–	–	4
Belgium	699	578	114
Rest of the World	–	–	62
	699	578	180

All revenue came from the sale of services in 2022, 2021 and 2020. It is derived entirely from the Company’s R&D collaboration agreements. It is recognised over the contract term proportionate to the progress in overall satisfaction of the performance obligations.

	Contractual Assets			Contractual Liabilities
	2022 £’000	2021 £’000	2020 £’000	2022 £’000	2021 £’000	2020 £’000
At 1 January	–	71	–	–	(68)	–
Transfers in the period from contract assets to trade receivables	–	(71)	–	–	–	–
Amounts included in contract liabilities that was recognised as revenue during the period	–	–	–	–	(68)	–
Excess of revenue recognised over cash	–	–	71	–	–	–
Cash received in advance of performance and not recognised as revenue during the period	–	–	–	(197)	–	(68)
At 31 December	–	–	71	(197)	–	(68)

The Company’s R&D collaboration agreements are for the delivery of services within the next 12 months for which the practical expedient in paragraph 121 (a) of IFRS15 applies.

In 2022, all revenue came from 1 customer (2021: 1 customer; 2020: 3 customers).

	2022 £’000	2021 £’000	2020 £’000
Customer A	100%	100%	64%
Customer B	–	–	34%
Customer C	–	–	2%

The Group contains one reportable operating segment, Pipeline Research and Development (‘Pipeline R&D’). This segment seeks to develop products using the Group’s nanomedicine and sustained release technology platforms. All the reconciliations required for segmental reporting can be found in the primary statements.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies described in note 1.

4	Loss from operations

	Note	2022 £’000	2021 £’000	2020 £’000
Loss from operations is stated after charging/(crediting):
Depreciation of property, plant and equipment
- Research and development costs	9	162	198	1,064
- Administrative costs	9	12	15	25
Depreciation of right of use asset
- Research and development costs	9	151	165	110
- Administrative costs	9	15	25	8
Amortisation of intangible assets – software
- Research and development costs	11	3	–	8
- Administrative costs	11	–	–	2
Impairment of intangible assets	11	–	–	12,369
Impairment of financial asset	14	207	–	–
Provision against future loss on loan agreement	18	207	–	–
Fees payable to the Company’s auditor for the audit of the parent Company financial statements		106	88	87
Fees payable to the Company’s auditors for the audits of the subsidiary financial statements		44	44	43
Fees payable to the Company’s auditor for:
– Audit related services		70	–	7
Fees payable to the Company’s previous auditor for the audit of the parent Company financial statements		–	–	15
Fees payable to the Company’s previous auditor for:
- Audit related services		67	41	171
Foreign exchange loss		9	12	96
Profit/(Loss) on disposal of property, plant and equipment		14	(42)	(226)
Equity settled share-based payment*		123	89	(404)

*	credit recognised in 2020 due to employees leaving the company and the subsequent reversal of the cumulative share based payment charge relating to share options under the 2014 Biodexa Pharmaceuticals plc Enterprise Management Incentive Scheme.

5	Staff costs

Staff costs (including Directors) comprise:

	2022 £’000	2021 £’000	2020 £’000
Wages and salaries	2,033	1,354	2,727
Defined contribution pension cost (note 24)	98	71	75
Social security contributions and similar taxes	269	152	397
Share-based payment charge/(credit)	123	89	(404)
Staff costs gross	2,523	1,666	2,795

Employee numbers

The average number of staff employed by the Group during the financial year amounted to:

	2022	2021	2020
Research and development	22	15	31
General and administration	5	5	9
	27	20	40

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the Directors of the Company listed on page 25, including the Chief Executive Officer and Chief Scientific Officer.

	2022 £’000	2021 £’000	2020 £’000
Short term employee benefits	668	658	472
Post-employment benefits	21	27	24
Termination benefits	–	–	30
Share-based payment	53	61	(472)
Total	742	746	54

None of the Directors have exercised share options during the year (2021: nil, 2020: nil).

During the year no Directors (2021:1; 2020: 2) participated in a defined contribution pension scheme. Pension contributions in the above note include those of the Chief Scientific Officer.

6	Finance income and expense

	2022 £’000	2021 £’000	2020 £’000
Finance income
Interest received on bank deposits	29	–	1
Gain on equity settled derivative financial liability	468	936	–
Total finance income	497	936	1

	2022 £’000	2021 £’000	2020 £’000
Finance expense
Interest expense on lease liabilities	43	36	20
Other loans	10	8	14
Loss on equity settled derivative financial liability	–	–	397
Total finance expense	53	44	431

The gain/(loss) on the equity settled derivative financial liability in 2022, 2021 and 2020 arose as a result of the movement in share price (note 19).

7	Taxation

	2022 £’000	2021 £’000	2020 £’000
Current tax credit
Current tax credited to the income statement	825	646	1,144
Taxation payable in respect of foreign subsidiary	–	–	(21)
Adjustment in respect of prior year	7	–	158
Current tax credit	832	646	1,281
Deferred tax credit
Reversal of temporary differences	–	–	–
Total tax credit	832	646	1,281

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2022 £’000	2021 £’000	2020 £’000
Loss before tax	(8,488)	(6,106)	(23,470)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 19% (2021: 19%; 2020: 19%)	(1,613)	(1,160)	(4,459)
Expenses not deductible for tax purposes	392	75	596
Income not taxable	(4)	(2)	(75)
Adjustment in respect of prior period	(7)	–	(158)
Surrender of tax losses for R&D tax refund	(357)	(280)	(491)
Deferred tax not recognised	757	721	3,306
Total tax credited to the income statement	(832)	(646)	(1,281)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

An adjustment has been recognised in 2022 in respect of the prior period of £7k (2021: £Nil; 2020: £158k), this is as a result of a more detailed review of cost classification prior to the submission of tax returns to HMRC.

8	Loss per share

	2022 £’000	2021 £’000	2020 £’000
Numerator
Loss used in basic EPS and diluted EPS:
Continuing operations	(7,656)	(5,460)	(22,189)
Denominator
Weighted average number of ordinary shares used in basic EPS:	4,941,793	4,027,345	2,142,000
Basic and diluted loss per share:
Continuing operations – £	(1.55)	(1.36)	(10.36)

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company’s Ordinary Shares on a one for 20 basis. As a result the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. The denominator has been calculated to reflect the share consolidation.

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis for all periods shown.

9	Property, plant and equipment

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Cost
At 1 January 2020	248	2,038	403	3,738	1,124	7,551
Additions	–	58	16	135	–	209
Effect of modification to lease terms	–	–	–	–	(678)	(678)
Disposal	(202)	(2,184)	(185)	(2,323)	(316)	(5,210)
Exchange differences	7	92	2	112	58	271
At 31 December 2020	53	4	236	1,662	188	2,143
Additions	57	53	16	194	720	1,040
Transfer	–	–	–	(155)	155	–
Effect of modification to lease terms	–	–	–	–	(24)	(24)
Disposal	(50)	(4)	(10)	(138)	(164)	(366)
At 31 December 2021	60	53	242	1,563	875	2,793
Additions	3	–	14	45	–	62
Transfer to intangibles	–	–	(122)	–	–	(122)
Disposal	–	–	(46)	(174)	(51)	(271)
At 31 December 2022	63	53	88	1,434	824	2,462

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Accumulated depreciation
At 1 January 2020	235	1,794	332	2,740	296	5,397
Charge for the year	9	310	50	720	118	1,207
Disposal	(202)	(2,183)	(185)	(2,300)	(316)	(5,186)
Exchange differences	7	81	2	79	14	183
At 31 December 2020	49	2	199	1,239	112	1,601
Transfer	–	–	–	(74)	74	–
Charge for the year	8	5	22	178	190	403
Disposal	(50)	(3)	(8)	(138)	(164)	(363)
At 31 December 2021	7	4	213	1,205	212	1,641
Transfer to intangibles	–	–	(113)	–	–	(113)
Charge for the year	12	11	12	139	166	340
Disposal	–	–	(41)	(155)	(41)	(237)
At 31 December 2022	19	15	71	1,189	337	1,631
Net book value
At 31 December 2022	44	38	17	245	487	831
At 31 December 2021	53	49	29	358	663	1,152
At 31 December 2020	4	2	37	423	76	542

As at 31 December right of use asset consisted of leasehold improvements of £485k (2021: £619k; 2020: £76k) and laboratory equipment of £2k (2021: £44k; 2020: £nil).

On 1 January 2022 software previously disclosed within computer equipment was transferred to intangible assets.

10	Leases

Lease Liabilities	2022 £’000	2021 £’000	2020 £’000
At 1 January	766	76	907
Additions	–	720	–
Transfer	–	77	–
Effect of modification to lease terms	–	(24)	(788)
Interest expenses	36	29	15
Lease payments	(178)	(112)	(105)
Exchange differences	–	–	47
At 31 December	624	766	76

The right of use asset is disclosed in note 9.

In April 2021 the Group signed an agreement to lease new premises in Cardiff, Wales, to house its corporate offices and laboratories. The agreement to lease allowed the Group to carry out the Cat A works and fit out prior to completion of the lease and its occupation in August 2021. The lease agreed was for a 5 year period with no break clause. The lease was recognised as a right of use asset in 2021. The recognition in 2021 of the right of use asset and corresponding lease liability were a non cash investing and financing transaction.

In May 2021 the Group provided notice to terminate its property lease on its historical building in Cardiff. The lease required 6 month’s notice.

During 2020 as a result of the closure of the Group’s operations in Spain two property leases were terminated early, this impacted both the right of use asset and the lease liability.

Low value leases expensed in year:

	2022 £’000	2021 £’000	2020 £’000
Low value leases expensed	3	2	10
	3	2	10

Total cash outflow for leases in 2022 was £181k (2021: £114k; 2020: £115k).

11	Intangible assets

	In-process research and development £’000	Goodwill £’000	IT/Website costs £’000	Total £’000
Cost
At 1 January 2020	13,378	2,291	35	15,704
Disposal	–	–	(36)	(36)
Foreign exchange	–	–	1	1
At 31 December 2020	13,378	2,291	–	15,669
At 31 December 2021	13,378	2,291	–	15,669
Transfer from property, plant and equipment	–	–	122	122
Disposal	–	–	(12)	(12)
At 31 December 2022	13,378	2,291	110	15,779

	In-process research and development £’000	Goodwill £’000	IT/Website Costs £’000	Total £’000
Accumulated amortisation and impairment
At 1 January 2020	3,300	–	25	3,325
Amortisation charge for the year	–	–	10	10
Disposal	–	–	(36)	(36)
Impairment	10,078	2,291	–	12,369
Foreign exchange	–	–	1	1
At 31 December 2020	13,378	2,291	–	15,669
At 31 December 2021	13,378	2,291	–	15,669
Amortisation charge for the year	–	–	3	3
Transfer from property, plant and equipment	–	–	113	113
Disposal	–	–	(12)	(12)
At 31 December 2022	13,378	2,291	104	15,773
Net book value
At 31 December 2022	–	–	6	6
At 31 December 2021	–	–	–	–
At 31 December 2020	–	–	–	–

11	Intangible assets (continued)

In 2020 an impairment charge of £0.8m was recorded in relation to the acquire IPRD on MTX110. The impairment was as a result of the termination of a License Agreement between the Company and Secura Bio Inc. Pursuant to the License Agreement, Midatech Limited was granted a non-exclusive worldwide, sub-licensable license to certain patents of Panobinostat, the active pharmaceutical ingredient of the Company’s development product MTX110.

12	Impairment testing

As a result of the Board’s decision to terminate its MTD201 program in March 2020 an impairment charge of £11.6m was recorded in that year in the assets of Midatech Pharma (Wales) Ltd (‘MPW’) CGU. The impairment charge was £9.3m of IPRD and £2.3m acquired goodwill. See note 2.

13	Subsidiaries

The subsidiaries of the Company, all of which are 100% owned as at 31 December 2022, either directly or through subsidiaries where indicated, and have been included in these financial statements in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

Name	Registered Office	Nature of Business	Notes
Midatech Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)
Midatech Pharma (Wales) Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company
Biodexa Limited (formerly Biodexa Pharmaceuticals Limited)	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Dormant

Notes:

(a)	Wholly owned subsidiary of Midatech Limited.

(b)	PharMida AG became dormant in January 2016.

14	Trade and other receivables

	2022 £’000	2021 £’000	2020 £’000
Trade receivables	329	33	95
Prepayments	376	607	258
Other receivables	301	394	219
Total trade and other receivables	1,006	1,034	572
Less: non-current portion	–	–	–
Current portion	1,006	1,034	572

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Book values approximate to fair value at 31 December 2022, 2021 and 2020.

Expected Credit Loss

Given the short-term nature of the Group’s trade receivables and accrued income, which are mainly due from large national or multinational companies, the Group's assessment of expected credit losses includes provisions for specific clients and receivables where the contractual cash flow is deemed at risk. Considerations include the current economic environment along with historical and forward-looking information. No assumptions or estimating techniques are applied in considering these. Additional provisions are made based on the assessment of recoverability of aged receivables over one year where sufficient evidence of recoverability is not evident.

Trade and other receivables contain one impaired asset in 2022, as detailed below. In 2021 and 2020 Trade and other receivables did not contain an impaired asset. The Group does hold security in 2022 as detailed above against one asset, in 2021 and 2020 it did not hold any collateral as security. The maximum exposure to credit risk at the consolidated statement of financial position date is the fair value of each class of receivable.

The Company recognises a default on a financial asset when the counter party announces they have limited resources to satisfy the debt.

14	Trade and other receivables (continued)

Bioasis Loans

On 13 December 2022 the Company entered into an Arrangement Agreement with Bioasis Technologies Inc (‘Bioasis’) under which the Company would acquire the entire issued share capital of Bioasis, the agreement entered into was subject to shareholder approval. In addition to this, on 19 December 2022 the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis’ working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in 3 tranches payable on 19 December 2022, 3 January 2023 and 6 February 2023. The loan is repayable on the earliest of the following:

a)	The occurrence of an event of default;

b)	The closing date (as defined in the Arrangement Agreement for the proposed acquisition of Bioasis); or

c)	30 June 2023.

The promissory note is subject to interest at a rate equal to 2% per month or, from and after the Bioasis maturity date, at a default rate of 15% per annum. Under the Security Agreement the Company was made a secured creditor.

The Company advanced US$250,000 to Bioasis in the year to 31 December 2022. A further advance of US$250,000 was made to Bioasis on 3 January 2023. Management considers recovery of the debt to be uncertain and have therefore recognised an impairment provision of £207,000 in the year against the advance made to Bioasis in December 2022.

On 3 February 2023 Bioasis announced they were ‘urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements’ which triggered an event of default. As a result of this the 3rd payment under the agreement was not made in the post year end period. On 5 March 2023 Bioasis were served with notice of an event of default.

15	Cash and cash equivalents and cash flow supporting notes

Cash and cash equivalents for purposes of the consolidated statement of cash flows comprises:

	2022 £’000	2021 £’000	2020 £’000
Cash at bank available on demand	2,836	10,057	7,546

During 2022, 2021 and 2020, cash inflows arose from equity financing transactions, included within financing activities on the face of the cash flow statement. As part of the equity transaction in December 2022 warrants to the value of £Nil (July 2021: £nil; May 2020: £1.0m;) were issued as disclosed in note 19.

	2022 £’000	2021 £’000	2020 £’000
Gross proceeds	321	10,091	10,792
Transaction costs	(78)	(1,056)	(1,050)
Proceeds from issuing shares	243	9,035	9,742

The following changes in loans and borrowings arose as a result of financing activities during the year:

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2022	620	699	1,319
Cash flows	–	(178)	(178)
Non-cashflows:	–	–	–
Loans and borrowings classified as non-current 31 December 2021 becoming current in 2022	(178)	178	–
Gain/(loss) in finance income within the consolidated statement of comprehensive income	–	(468)	(468)
Interest accruing in period	21	15	36
At 31 December 2022	463	246	709

15	Cash and cash equivalents and cash flow supporting notes(continued)

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2021	60	1,759	1,819
Cash flows	–	(215)	(215)
Non-cashflows:
Foreign Exchange	–	(4)	(4)
New leases	715	5	720
Effect of modification to lease term – IFRS 16	–	(24)	(24)
Loans and borrowings classified as non-current 31 December 2020 becoming current in 2021	(178)	178	–
Transfer to share premium on exercise of warrants	–	(70)	(70)
Gain/(loss) recognised in finance income within the consolidated statement of comprehensive income	–	(936)	(936)
Interest accruing in period	23	6	29
At 31 December 2021	620	699	1,319

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2020	5,670	1,076	6,746
Cash flows	(6,182)	(258)	(6,440)
Non-cashflows:
Foreign Exchange	252	23	275
Fair value changes	1,176	–	1,176
Effect of modification to lease term – IFRS 16	(877)	89	(788)
Reclassification portion government loan to non-current	51	(51)	–
Warrants issued	–	997	997
Transfer to share premium on exercise of warrants	–	(499)	(499)
Gain/(loss) recognised in finance income within the consolidated statement of comprehensive income	–	397	397
Interest accruing in period	(30)	(15)	(45)
At 31 December 2020	60	1,759	1,819

16	Trade and other payables

Current	2022 £’000	2021 £’000	2020 £’000
Trade payables	339	485	337
Other payables	17	5	26
Accruals	817	546	768
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	1,173	1,036	1,131
Tax and social security	77	56	31
Deferred revenue	197	–	68
Total trade and other payables	1,447	1,092	1,230

Book values approximate to fair value at 31 December 2022, 2021 and 2020.

All current trade and other payables are payable within 3 months of the period end date shown above.

17	Borrowings

	2020 £’000	2021 £’000	2020 £’000
Current
Lease liabilities	161	146	93
Government and research loans	–	–	107
Total	161	146	200
Non-current
Lease liabilities	463	620	60
Total	463	620	60

During 2021 a euro denominated government and research loan of £103k (2020: £6.2m) was repaid. This amount includes £ nil (2020: £1.2m) of government grants, which is included in the amounts disclosed in note 16. This amount translated at year end rate was £107k (2020: £4.8m).

Book values approximate to fair value at 31 December 2022, 2021 and 2020.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

Government loans in Spain

MPE previously had four Spanish government loans, three were repaid in 2020 with the final loan repaid in February 2021 prior to the liquidation of MPE.

Three of the loans were provided for the finance of research, technical innovation and the construction of their laboratory. The loans were term loans which carried an interest rate below the market rate and were repayable over periods through to 2024. As a result of the Group’s decision on 31 March 2020 to terminate further in-house development of MTD201 and the subsequent closure of its dedicated manufacturing facilities in Bilbao two of these loans were repaid in 2020, with the final loan being repaid in 2021.

The fourth loan received by MPE in September 2019 for €6.6m was awarded under the Spanish Government Reindustrialization programme. The Spanish Government required the company to provide a €2.9 million cash-backed guarantee as security for the loan. The funds were to be used to support Biodexa’s manufacturing scale-up facilities construction. This loan was terminated and repaid early in 2020 as a result of the Group’s decision on 31 March 2020. As a result of the early termination interest was charged at market rates up to the date of satisfaction of the loan.

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

The deferred revenue element of the government loans is designated within note 16 as deferred revenue and Government grants, the gross contractual repayment of the loans is disclosed in note 20. As a result of the repayment of the loans these were fully amortised during 2020.

18	Provisions

	2022 £’000	2021 £’000	2020 £’000
Opening provision at 1 January	50	50	97
Utilisation of provision	(43)	–	(97)
Provision recognised in the year	200	–	50
At 31 December	207	50	50
Less: non-current portion	–	–	(50)
Current portion	207	50	–

The provision as at 31 December 2021 and 2020 represents management’s best estimate of the ‘making good’ clause on the Cardiff office which was vacated during the fourth quarter of 2021. This liability was settled during 2022.

Bioasis Loans

On 19 December 2022 the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis’ working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in three tranches payable on 19 December 2022, 3 January 2023 and 6 February 2023. The terms of the agreement are set out in note 14.

The Company advanced US$250,000 to Bioasis in the year to 31 December 2022. A further advance of US$250,000 was made to Bioasis on 3 January 2023.

Management considers recovery of the debt to be uncertain and have therefore recognised an impairment provision of £207,000 in the year against advance made to Bioasis in December 2022, see note 14. A further provision has been of £207,000 against the future credit losses resulting from the Promissory Note.

On 3 February 2023 Bioasis announced they were ‘urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements’ which triggered an event of default. As a result of this the 3rd payment under the agreement was not made in the post year end period. On 5 March 2023 Bioasis were served with a notice of an event of default.

19	Derivative financial liability – current

	2022 £’000	2021 £’000	2020 £’000
Equity settled derivative financial liability
At 1 January	553	1,559	664
Warrants issued	–	–	997
Transfer to share premium on exercise of warrants	–	(70)	(499)
(Gain)/loss recognised in finance (income)/expense within the consolidated statement of comprehensive income	(468)	(936)	397
At 31 December	85	553	1,559

Equity settled derivative financial liability is a liability that is not to be settled for cash.

May 2020 warrants

In May 2020 the Company issued 477,255 warrants in the ordinary share capital of the Company as part of a registered direct offering in the US. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Monte Carlo model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in note 20. A key input in the valuation of the instrument is the Company share price.

October 2019 warrants

In October 2019 the Company issued 157,495 warrants in the ordinary share capital of the Company as part of a registered direct offering in the US. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those issued in May 2020. The financial liability is valued using the Monte Carlo model.

Warrant re-price

On 13 December 2022 the Company entered into a Securities Purchase Agreement with Armistice Capital Master Fund Ltd (‘Armistice’) to re-price previously issued ADR warrants issued to Armistice to $4 per ADR. The impact of the re-pricing is shown in the table below: The warrant exercise price per ADR for the remaining warrants remains unchanged as follows: October 2019 warrants at $125.00 per ADR; May 2020 warrants at $41.00 and $41.25 per ADR.

	ADR Warrants			Equivalent Ordinary Shares (25 ordinary shares per ADR)
	Number*	Original Price per ADS*	New Price per ADR	Number
October 2019 ADR warrants	30,000	$125.00	$4.00	150,000
May 2020 ADR warrants	32,550	$41.00	$4.00	162,750

19	Derivative financial liability – current (continued)

Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADR’s to ordinary shares that occurred on 2 March 2020, the ratio change of ADR’s to ordinary shares on 26 September 2022 and the share consolidation and ratio change of ADR’s to ordinary shares that occurred on 24 March 2023.

DARA warrants and share options

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those detailed above. The financial liability is valued using the Black-Scholes option pricing model. The exercise price of the warrants and options is $61.03 and $95.17 respectively. During 2022 all remaining warrants expired.

The following table details the outstanding warrants over ordinary shares as at 31 December and also the movement in the year:

	At 1 January 2020	Granted	Exercised	At 31 December 2020	Lapsed	Exercised	At 31 December 2021	Lapsed	At 31 December 2022
May 2020 grant	–	477,255	(125,000)	352,255	–	(15,340)	336,915	–	336,915
October 19 grant	157,495	–	–	157,495	–	–	157,495	–	157,495
DARA Warrants	231	–	–	231	(27)	–	204	(204)	–
DARA Options	138	–	–	138	–	–	138	–	138

Number of warrants have been adjusted to reflect the share consolidation and ratio change of ADR’s to ordinary shares that occurred on 2 March 2020, the ratio change of ADR’s to ordinary shares on 26 September 2022 and the share consolidation and ratio change of ADR’s to ordinary shares that occurred on 24 March 2023.

20	Financial instruments – risk management

The Group is exposed through its operations to the following financial risks:

•	Credit risk
•	Foreign exchange risk
•	Liquidity risk

This note describes the Group’s policies and processes for managing those risks. The policy for managing these risks is reviewed and agreed with the Board, however it has delegated the authority for designing and operating processes that ensure the effective management of the risks to the Group’s management. .

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables
•	Cash and cash equivalents
•	Trade and other payables
•	Accruals
•	Loans and borrowings
•	Derivative financial liability

A summary of the financial instruments held by category is provided below:

Financial assets – amortised cost

	2022 £’000	2021 £’000	2020 £’000
Cash and cash equivalents	2,836	10,057	7,546
Trade receivables	329	33	95
Other receivables	–	–	–
Total financial assets	3,165	10,090	7,641

Financial liabilities – amortised cost

	2022 £’000	2021 £’000	2020 £’000
Trade payables	339	485	337
Other payables	17	5	26
Accruals	817	546	768
Borrowings	624	766	260
Total financial liabilities – amortised cost	1,797	1,802	1,391

Financial liabilities – fair value through profit and loss – current

	2022 £’000	2021 £’000	2020 £’000
Equity settled derivative financial liability	85	553	1,559

20	Financial instruments – risk management (continued)

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and
•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s derivative financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 19:

Financial liabilities	Fair value as at 31/12/2022	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability	£48,000	Level 3	Monte Carlo simulation model	Volatility rate of 70.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 2.88 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.22% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability	£37,000	Level 3	Monte Carlo simulation model	Volatility rate of 70.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 2.5 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.32% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£85,000

20	Financial instruments – risk management (continued)

Financial liabilities	Fair value as at 31/12/2021	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability	£467,000	Level 3	Monte Carlo simulation model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 3.88 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.31% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability	£86,000	Level 3	Monte Carlo simulation model	Volatility rate of 85.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 3.5 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.71% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability	–	Level 3	Black-Scholes option pricing model	Volatility rate of 85.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.10 and 0.9 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.71% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£553,000

20	Financial instruments – risk management (continued)

Financial liabilities	Fair value as at 31/12/2020	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability	£1,187,000	Level 3	Monte Carlo simulation model	Volatility rate of 105.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.49 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.07% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability	£372,000	Level 3	Monte Carlo simulation model	Volatility rate of 105.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.888 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.08% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability	–	Level 3	Black-Scholes option pricing model	Volatility rate of 105.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 1.0 and 1.9 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.8% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£1,559,000

Changing the unobservable risk free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of shares (2021: nil ; 2020: nil).

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

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at each year end as noted above.

20	Financial instruments – risk management (continued)

Foreign exchange risk

Foreign exchange risk arose because the Group had a material operation located in Bilbao, Spain. Given the levels of materiality, the Group did not hedge its net investments in overseas operations as the cost of doing so would be disproportionate to the exposure.

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2022 £’000	2021 £’000	2020 £’000
Cash and cash equivalents:
Pounds Sterling	2,588	10,057	7,247
US Dollar	248	–	120
Euro	–	–	179
Total	2,836	10,057	7,546

The table below shows the foreign currency exposure that gives rise to net currency gains and losses recognised in the consolidated statement of comprehensive income. As at 31 December, these exposures were as follows:

	2022 £’000	2021 £’000	2020 £’000
Net Foreign Currency Assets/(Liabilities):
US Dollar	248	–	120
Euro	17	22	54
Other	–	–	1
Total	265	22	175

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

20	Financial instruments – risk management (continued)

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

The following table details the Group’s sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2022	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	25	(1)	–
Total equity	25	(1)	–

Year ended 31 December 2021	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	–	2	–
Total equity	–	2	–

Year ended 31 December 2020	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	12	(293)	(4)
Total equity	12	(293)	(4)

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group’s aim to settle balances as they become due.

In December 2022, the Company completed a Registered Direct Offering in the US which raised £0.3 million before expenses.

In February 2021, previously issued warrants were exercised resulting in the Company receiving £0.13 million before expenses. In July 2021, the Company completed a UK placing which raised £10.0 million before expenses.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next three years including the period twelve months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required during the fourth quarter of 2023 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and parent company’s ability to continue as a going concern.

In our opinion, the environment for financing of small and micro-cap biotech companies is as challenging as it has been since the financial crisis of 2008-2010. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, any attendant financings by Biodexa are likely to be dilutive. We and our advisors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group, including fundraising and the partnering of assets and technologies of the Company. The alternatives being considered are all at an early stage and are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of the alternative courses of action to finance the Company will be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt about our ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would stated at net realizable value and all liabilities would be accelerated to current liabilities. As a result of the foregoing, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended 31 December 2022 with respect to this uncertainty.

We believe there are adequate options and time and available to secure additional financing for the Company and after considering the uncertainties, we considered it is appropriate to continue to adopt the going concern basis in preparing these financial information.

20	Financial instruments – risk management (continued)

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

2022	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,173	–	–	–	–
Lease liabilities	49	140	188	254	–
Total	1,222	140	188	254	–

2021	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,036	–	–	–	–
Lease liabilities	46	171	195	442	–
Total	1,082	171	195	442	–

2020	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,131	–	–	–	–
Lease liabilities	25	75	61	8	–
Government research loans	107	–	–	–	–
Total	1,263	75	61	8	–

More details with regard to the line items above are included in the respective notes:

Trade and other payables – note 16

Borrowings – note 17

As a result of the Strategic Review undertaken in March 2020 the Group repaid all Government Research loans during 2020 and 2021.

20	Financial instruments – risk management (continued)

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

There have been no changes to the Group’s processes for managing capital risk since the previous year.

21	Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise.

The movement on the deferred tax account in 2022 is £nil (2021: £nil, 2020: £nil) as the net credit arising on the amortisation of intangible assets and other timing differences has been matched by a reduction in the deferred tax asset recognised on the losses offsetting the liability remaining.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses £’000	Potential deferred tax asset £’000
31 December 2022	71,139	17,867
31 December 2021	67,210	16,925
31 December 2020	63,183	13,076

During 2020 the remaining deferred tax asset and liability arising on the business combination of Midatech Pharma (Wales) Ltd (2019: £1.6m) was de-recognised as a result of the impairment of the assets through the Consolidated Statements of Comprehensive Income.

The remaining potential deferred tax asset of £17.9m (2021: £16.9m, 2020: £13.1m) has not been provided in these accounts due to uncertainty as to whether the asset would be recovered. The losses have arisen as a result of accumulated trading losses.

Deferred tax asset balances disclosed as at 31 December 2022 have been calculated at 25%. The Finance Bill 2021 enacted an increase in the tax rate to 25% from 1 April 2023.

22	Share capital

Authorised, allotted and fully paid – classified as equity	2022 Number	2022 £	2021 Number	2021 £	2020 Number	2020 £
At 31 December
Ordinary shares of £0.001 each	5,417,137	108,343	4,923,420	98,468	3,153,694	63,074
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
Total		1,108,344		1,098,469		1,063,075

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company’s Ordinary Shares on a one for 20 basis. As a result the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. At the same time, the ratio of the Company’s Ordinary Shares to ADSs was changed from each ADS representing 25 Ordinary Shares to each ADS representing 5 Ordinary Shares. The above table reflects the share consolidation.

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value £0.001 each. Ordinary and deferred shares were recorded as equity.

Rights attaching to the shares following the incorporation of Biodexa Pharmaceuticals plc

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

22	Share capital (continued)

		Ordinary Shares Number	Deferred Shares Number	Share Price £	Total consideration £’000
At 1 January 2020		1,174,752	1,000,001
2020
18 May 2020	Placing & Registered Direct Offering	787,878		5.4000	4,255
27 July 2020	Placing	1,064,814		5.4000	5,750
19 August 2020	Exercise of warrants	125,000		6.2642	783
30 September 2020	Share issue to SIPP trustee (see note 25)	1,250		0.0200	–
At 31 December 2020		3,153,694	1,000,001
19 February 2021	Exercise of warrants	15,340		5.9600	91
6 July 2021	Placing	1,754,386		5.7000	10,000
At 31 December 2021		4,923,420	1,000,001
22 March 2022	Exercise of warrants	1		200.0000	–
3 May 2022	Share issue to SIPP trustee (see note 25)	1,250		0.0200	–
19? December 2022	Registered Direct Offering	492,466		0.6660	321
At 31 December 2022		5,417,137	1,000,001

23	Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose
Share capital	Nominal value of subscribed share capital
Share premium	Amount subscribed for share capital in excess of nominal value.
Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the Company has elected to take advantage of merger accounting.
Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into sterling.
Warrant reserve	Represents the fair value of warrants denominated in £ at the date of grant. The number and price is fixed at the date of grant. The warrants expire in November 2025.
Accumulated deficit	All other net gains and losses and transactions with owners (e.g. dividends) not recognised elsewhere.

24	Retirement benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group. The annual charge for the year was £98,000 (2021: £71,000).

25	Share-based payments

Share Options

The Group has issued options over ordinary shares under the 2014 Biodexa Pharmaceuticals plc Enterprise Management Incentive Scheme, the Biodexa Pharmaceuticals plc 2016 U.S. Option Plan, which is a sub-plan of the approved UK plan, and unapproved share options awarded to non-UK or non-US staff. In addition, certain share options originally issued over shares in Midatech Limited under the Midatech Limited 2008 unapproved share option scheme or Midatech Limited 2013 approved Enterprise Incentive scheme were reissued in 2015 over shares in Biodexa Pharmaceuticals plc under the 2014 Biodexa Pharmaceuticals plc Enterprise Management Incentive Scheme. Exercise of an option is subject to continued employment.

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company’s Ordinary Shares on a one for 20 basis. As a result the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. The following tables reflects the share consolidation.

The options granted in 2022 were made under the 2014 Biodexa Pharmaceuticals plc Enterprise Management Incentive Scheme.

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2022	Granted in 2022	Lapsed in 2022	Forfeited in 2022	At 31 December 2022	Exercise Price
20 April 2012	79	–	(79)	–	–	£1,676.00
9 May 2014	500	–	(500)	–	–	£30.00
30 June 2014	25	–	–	–	25	£30.00
31 October 2016	352	–	(352)	–	–	£1,072.00
19 December 2016	396	–	(383)	–	13	£484.00
15 December 2017	59	–	–	(19)	40	£184.00
24 April 2019	625	–	–	(313)	312	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	43,175	–	(5,625)	(3,950)	33,600	£4.04
15 July 2021	71,450	–	–	(7,100)	64,350	£5.55
2 August 2021	2,500	–	–	–	2,500	£5.30
1 September 2021	6,000	–	–	–	6,000	£5.10
7 February 2022	–	18,750	–	–	18,750	£3.05
12 August 2022	–	12,500	–	–	12,500	£2.10
	131,661	31,250	(6,939)	(11,382)	144,590

Options exercisable at 31 December 2022						55,932
Weighted average exercise price of outstanding options at 31 December 2022						£4.836
Weighted average exercise price of options exercised in 2022						n/a
Weighted average exercise price of options lapsed in 2022						£105.612
Weighted average exercise price of options forfeited in 2022						£5.974
Weighted average exercise price of options granted in 2022						£2.670
Weighted average remaining contractual life of outstanding options at 31 December 2022						8.1 years

25	Share-based payments (continued)

Date of grant	At 1 January 2021	Granted in 2021	Lapsed in 2021	Forfeited in 2021	At 31 December 2021	Exercise Price
13 September 2011	8	–	(8)	–	–	£1,676.00
20 April 2012	79	–	–	–	79	£1,676.00
9 May 2014	500	–	–	–	500	£30.00
30 June 2014	25	–	–	–	25	£30.00
31 October 2016	397	–	–	(45)	352	£1,072.00
19 December 2016	499	–	–	(103)	396	£484.00
15 December 2017	164	–	–	(105)	59	£184.00
24 April 2019	2,275	–	–	(1,650)	625	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	63,700	–	–	(20,525)	43,175	£4.04
15 July 2021	–	85,450	–	(14,000)	71,450	£5.55
2 August 2021	–	2,500	–	–	2,500	£5.30
1 September 2021	–	6,000	–	–	6,000	£5.10
	74,147	93,950	(8)	(36,428)	131,661

Options exercisable at 31 December 2021	8,982
Weighted average exercise price of outstanding options at 31 December 2021	£10.759
Weighted average exercise price of options exercised in 2021	n/a
Weighted average exercise price of options lapsed in 2021	£1,676.000
Weighted average exercise price of options forfeited in 2021	£8.955
Weighted average exercise price of options granted in 2021	£5.515
Weighted average remaining contractual life of outstanding options at 31 December 2021	9.0 years

25	Share-based payments (continued)

Date of grant	At 1 January 2020	Granted in 2020	Lapsed in 2020	Forfeited in 2020	At 31 December 2020	Exercise Price
1 April 2010	63	–	(63)	–	–	£1,600.00
20 August 2010	104	–	(104)	–	–	£1,676.00
13 September 2011	8	–	–	–	8	£1,676.00
20 April 2012	79	–	–	–	79	£1,676.00
9 May 2014	500	–	–	–	500	£30.00
30 June 2014	925	–	–	(9,000)	25	£30.00
11 July 2014	6	–	(3)	(3)	–	£30.00
31 October 2016	815	–	(43)	(375)	397	£1,072.00
14 December 2016	20	–	(20)	–	–	£620.00
14 December 2016	25	–	(25)	–	–	£680.00
14 December 2016	100	–	(100)	–	–	£748.00
14 December 2016	81	–	(81)	–	–	£752.00
15 December 2016	230	–	(230)	–	–	£484.00
19 December 2016	1,118	–	(78)	(541)	499	£484.00
15 December 2017	1,478	–	(666)	(648)	164	£184.00
2 April 2018	50	–	(50)	–	–	£332.00
2 April 2018	225	–	(225)	–	–	£484.00
24 April 2019	8,475	–	–	(6,200)	2,275	£29.20
2 October 2019	2,500	–	–	(1,000)	1,500	£21.00
17 April 2020	–	5,000	–	–	5,000	£4.80
17 June 2020	–	68,150	–	(4,450)	63,700	£4.04
	16,802	73,150	(1,688)	(14,117)	74,147

Options exercisable at 31 December 2020	9,759
Weighted average exercise price of outstanding options at 31 December 2020	£16.698
Weighted average exercise price of options exercised in 2020	n/a
Weighted average exercise price of options lapsed in 2020	£523.411
Weighted average exercise price of options forfeited in 2020	£72.975
Weighted average exercise price of options granted in 2020	£4.092
Weighted average remaining contractual life of outstanding options at 31 December 2020	9.2 years

25	Share-based payments (continued)

The following information is relevant in the determination of the fair value of options granted during the year 2022 under the equity share based remuneration schemes operated by the Group.

	February 2022	August 2022	August 2022
Number of options	18,750	5,000	7,500
Option pricing models used	Black-Scholes	Black-Scholes	Black-Scholes
Share price	£3.05	£2.10	£2.10
Exercise price of options issued in year	£3.05	£2.10	£2.10
Contractual life	10 years	10 years	10 years
Expected life	5 years	5 years	5 years
Volatility	87.88%**	91.78%**	91.66%**
Expected dividend yield	0%	0%	0%
Risk free rate	1.28%	1.92%	1.92%

The share price used in the determination of the fair value of the options granted in 2022 was the share price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

The following information is relevant in the determination of the fair value of options granted during the year 2021 under the equity share based remuneration schemes operated by the Group.

	July 2021		August 2021		September 2021
Number of options	85,450		2,500		6,000
Option pricing models used	Black-Scholes		Black-Scholes		Black-Scholes
Share price	£5.55	*	£5.30	*	£5.10	*
Exercise price of options issued in year	£5.55		£5.30		£5.10
Contractual life	10 years		10 years		10 years
Expected life	5 years		5 years		5 years
Volatility	88.63	%**	88.59	%**	88.11	%**
Expected dividend yield	0%		0%		0%
Risk free rate	0.38%		0.26%		0.32%

*	The share price used in the determination of the fair value of the options granted in 2021 was the share price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

25	Share-based payments (continued)

The following information is relevant in the determination of the fair value of options granted during the year 2020 under the equity share based remuneration schemes operated by the Group.

	April 2020		June 2020
Number of options	5,000		68,150
Option pricing models used	Black-Scholes		Black-Scholes
Share price	£4.80	*	£4.04	*
Exercise price of options issued in year	£4.80		£4.04
Contractual life	10 years		10 years
Expected life	5 years		5 years
Volatility	84.76	%**	92.55	%**
Expected dividend yield	0%		0%
Risk free rate	0.11%		0.10%

*	The share price used in the determination of the fair value of the options granted in 2020 was the share price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

All other share options relate to the Midatech Limited 2008 unapproved share option scheme.

Share Incentive Plan

In April 2017 the Group set up the Biodexa Pharmaceuticals Share Incentive Plan (MPSIP). Under the BPSIP, Group employees and Directors can acquire ordinary shares in the Company via a salary sacrifice arrangement. Biodexa grants matching shares for every share bought. In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition. All shares purchased by the BPSIP are held by an Employee Benefit Trust that is not under the control of Biodexa. Shares must be left in the plan for 5 years to qualify for full income tax and NIC relief.

26	Capital commitments

The Group had no capital commitments at 31 December 2022, 31 December 2021 and 31 December 2020.

27	Related party transactions

Trading Transactions

The Directors consider BioConnection BV to be a related party by virtue of the fact that there is a common Director with the Company and the Director is identified as having significant influence over the entity. 2019 was the first year where this relationship existed.

During the year Group companies entered into the following transactions with related parties who are not members of the Group.

	Purchase of good			Amounts owed by related parties
	2022 €’000	2021 €’000	2020 €’000	2022 €’000	2021 €£’000	2020 €’000
BioConnection BV	–	–	296	–	–	–

During 2019 Midatech Pharma (Espana) SL entered into a commercial contract with BioConnection BV in connection with the Group’s MTD201 program, this contract was subsequently terminated in 2020 as a result of the termination of the program.

The Group has not made any allowances for bad or doubtful debts in respect of related party debtors nor has any guarantee been given or received during 2022, 2021 or 2020 regarding related party transactions.

28	Contingent liabilities

The Company entered into an Arrangement Agreement with Bioasis on 13th December 2022 as amended on 18 December 2022. Under the agreement the Company agreed to acquire the entire issued share capital of Bioasis for consideration of, in aggregate, approximately C$7.4 million (c£4.4 million). The agreement was subject to shareholder approval. Under the agreement the Company agreed to reimburse Bioasis US$225,000 expenses relating to the transaction should the Company’s shareholders not approve the transaction. As at 31 December the Company had a contingent liability of $225,000 in relation to this potential claim.

On 23 January 2023 at the General Meeting to approve the Arrangement Agreement none of the special resolutions were passed and, accordingly, the acquisition of Bioasis did not proceed. On 23 January Bioasis terminated the Arrangement Agreement and requested reimbursement of US$225,000 expenses relating to the transaction, to date these expenses have not been paid.

The Group had no contingent liabilities at 31 December 2021 and 31 December 2020.

29	Ultimate controlling party

The Directors do not consider that there is an ultimate controlling party.

30	Results of Midatech Pharma (España) SL

Included within the Group Consolidated Statements of Comprehensive Income for the year to 31 December 2020 are the results of the Group’s Spanish operation that was closed on 3 June 2020. The Group appointed a Liquidator to liquidate the company with documentation submitted to the Spanish Authorities in February 2021.

Management assessed whether Midatech Pharma (España) SL should be accounted for as a discontinued operation under IFRS 5 and concluded that it did not meet the criteria as it did not meet the definition of a cash generating unit.

The unaudited results of Midatech Pharma (España) SL for the year to 31 December are as follows:

Year ended 31 December 2020 £’000
Grant revenue	163
Total revenue	163
Research and development costs	(2,820)
Administrative costs	(1,146)
Loss from operations	(3,803)
Finance expense	(11)
Loss before tax	(3,814)
Taxation	(21)
Loss from operations after tax	(3,835)

31	Post Balance Sheet Events

On 3 January 2023 the Company provided a further advance to Bioasis under the Promissory Note and Security Agreement it entered into on 19 December 2022 of US$250,000. A provision was made in the accounts to 31 December 2022 for non-recovery of this advance. On 3 February 2023 Bioasis announced they were ‘urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements’ which triggered an event of default. As a result of this the 3rd payment under the agreement was not made in the post year end period.

On 5 January 2023 the Company issued a Circular containing details of the Company’s proposed acquisition of Bioasis, an equity raise of US$9.6 million and a change of name, which were subject to shareholders approval at a General Meeting held on 23 January 2023. On 23 January 2023 at the General Meeting none of the special resolutions were passed and, accordingly, neither the acquisition of Bioasis nor the equity raise proceeded and the Company’s name was not changed. On 23 January Bioasis terminated the Arrangement Agreement and requested reimbursement of US$225,000 expenses relating to the transaction, to date these expenses have not been paid. On 23 January 2023 the Company appointed Quantuma Advisory Limited, a specialist business advisory firm, to undertake contingency planning and provide advice to the Board of Directors on appropriate actions.

31	Post Balance Sheet Events (continued)

On 9 February 2023 the Company announced it had entered into definitive binding agreements with institutional US investors to raise aggregate gross proceeds of US$6.0 million through the issue of 10,344,822 Units (comprising either (i) one American Depositary Share (“ADS”), one A Warrant and 1.5 B Warrants, or (ii) one Pre-Funded Warrant, one A Warrant and 1.5 B Warrants) at an initial price of US$0.58 per Unit. The private placement was subject to a price adjustment mechanism which could result in the issue price being adjusted below the initial issue price, with a floor of US$0.10 per Unit, subject to shareholder approval, consequently increasing the number of ADSs and/or Pre-Funded Warrants to be issued under the Private Placement.

On 8 March 2023 the Company announced that it sent a circular to shareholders convening a General Meeting to effect a share consolidation on a one for 20 basis, give the Directors authority to allot shares, disapply pre-emption rights, adopt new Articles, cancel the admission of the Company’s Ordinary Shares to trading on the AIM market and change the name of the Company to Biodexa Pharmaceuticals PLC. The Company also notified shareholders that the Ordinary Share to ADS ratio was being changed from 25 Ordinary Shares per ADS to 5 Ordinary Shares per ADS. At the General Meeting on 24 March 2023, all resolutions were duly passed.

The share consolidation will have an impact on the ordinary shares, any employee share option plans as well as warrants. As a result of share consolidation:

	Pre-Split	Post-Split
Weighted average number of shares outstanding - basic and diluted	98,835,849	4,941,793
Ordinary shares outstanding	108,342,738	5,417,137
Outstanding employee share options over ordinary shares	2,891,875	144,590
Outstanding DARA options over ordinary shares	2,822	138
Outstanding warrants over ordinary shares	17,221,973	861,075

The financial statements reflect the effects of the reverse stock split (share consolidation) for all periods presented.

On 26 April 2023, the admission of the Company’s Ordinary Shares to trading on AIM was cancelled.

