Form 20-F/A
period 2022-12-31
Biodexa Pharmaceuticals Plc
filed 2023-05-05
CIK 1643918

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

Biodexa Pharmaceuticals PLC (the “Company”) is filing this Amendment No. 1 (the “Amendment”) on Form 20-F/A to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023 (the “Original Filing”), to replace the Report of Independent Registered Public Accounting Firm (the “Auditor's Report”) included in the Original Filing to include narrative regarding the Critical Audit Matter that was disclosed in respect of the Company’s ability to continue as a going concern, including one of the related procedures performed, that were inadvertently excluded from such Auditor Report, along with other minor changes that do not affect the opinion included in such Auditor Report. This Amendment also includes an updated consent of the Company’s independent registered public accounting firm.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, a certification by the Company’s principal executive officer and principal financial officer is filed as an exhibit to the Amendment under Item 19 of Part III hereof. Paragraphs 3, 4 and 5 of this certification have been omitted in accordance with the SEC’s rules and guidance. Additionally, the Amendment does not include the certifications under Section 906 of the Sarbanes-Oxley Act of 2002, as no financial statements are being filed with the Amendment.

Except as described above, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the dates described in the Original Filing, and we have not updated the disclosures contained therein to reflect any events that occurred subsequent to such dates. Accordingly, this Amendment should be read in conjunction with the Company’s filings made with the SEC subsequent to the filing of the Original Filing, as information in such filings may update or supersede certain information contained in this Amendment.

ITEM 19. EXHIBITS

Exhibit Number	Title

12.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Mazars LLP, independent registered public accounting firm.

___________ * Filed herewith.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Biodexa Pharmaceuticals plc (formerly known as Midatech Pharma plc)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Biodexa Pharmaceuticals plc (formerly known as Midatech Pharma plc) and its subsidiaries (the “Group”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, including the related notes (collectively, the “Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We have identified one critical audit matter, being the going concern basis of preparation. The nature of the critical audit matter, together with our conclusion, is set out above in the going concern uncertainty paragraph. Given the circumstances described, the Directors were required to exercise significant judgment in making their assessment as to whether it is appropriate to prepare the Consolidated Financial Statements on a going concern basis and in preparing their related explanatory disclosures. As a result of the requirement for the Directors to exercise significant judgment, much of which is qualitative in nature, together with the pervasive impact of the going concern basis of preparation and the importance of the related explanatory disclosures in providing context for the Consolidated Financial Statements, we have concluded that the going concern basis of preparation is a critical audit matter.

Our evaluation of the Directors’ assessment of the appropriateness of the going concern basis of preparation of these consolidated financial statements included, but was not limited to:

•	Undertaking an initial assessment at the planning stage of the audit to identify events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern;
•	Obtaining an understanding of the relevant controls relating to the Directors’ going concern assessment;
•	Reviewing the Directors’ formal going concern assessment, including the supporting cash flow projections up to 31 December 2025;
•	Evaluating the key assumptions used and judgements applied by the Directors in forming their conclusions on going concern; and
•	Reviewing the appropriateness of the disclosures made by the Directors in the Consolidated Financial Statements.

We have served as the Group’s auditor since 2020.

/s/ Mazars LLP

Mazars LLP

London, England

April 28, 2023

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F/A on its behalf.

BIODEXA PHARMACEUTICALS PLC

By:	/s/ Stephen Stamp
Name:	Stephen Stamp
Title:	Chief Executive Officer and Chief Financial Officer

Date: May 5, 2023