Form 20-F
period 2023-12-31
Biodexa Pharmaceuticals Plc
filed 2024-04-19
CIK 1643918

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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

1 Caspian Point

Caspian Way

Cardiff, CF10 4DQ

United Kingdom

Tel: +44 29 2048 0180

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, nominal value £0.001 each	*	NASDAQ Capital Market

American Depositary Shares, each representing 400 ordinary shares	BDRX	NASDAQ Capital Market

* Not for trading, but only in connection with the registration of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

____________________________________________________________

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023 was: 1,189,577,722 Ordinary Shares

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as of December 31, 2023, 2022 and 2021 and for the years ended December 31, 2023, 2022 and 2021 have been derived from our consolidated financial statements, as presented at the end of this annual report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We prepare our consolidated financial statements in British pounds sterling. Except as otherwise stated, all monetary amounts in this annual report are presented in British pounds sterling.

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

On June 14, 2023, we held our annual general meeting of shareholders, or June AGM, and our shareholders passed resolutions, among other procedural items, to approve the allotment of, and disapplication of pre-emption rights in respect of, up to 7.0 billion Ordinary Shares, or Shareholder Approval. On June 14, 2023, we also held a general meeting of shareholders, or June GM, and our shareholders passed resolutions to (x)(i) re-designate our deferred shares into A Deferred Shares, or the Re-Designation, and (ii) subdivide our Ordinary Shares of £0.02 nominal value each into one ordinary share of £0.001 nominal value and 19 B Deferred Shares of £0.001 nominal value each, each the Subdivision, which became effective on June 15, 2023 and (y) adopt new articles of association, or the Articles of Association, which make consequential amendments to the existing articles of association of the Company to reflect the Re-Designation and the Subdivision, together with certain other changes to reflect that the Ordinary Shares are no longer admitted to trading on AIM. As is standard for deferred shares, each B Deferred Share has very limited rights and is effectively valueless. The B Deferred Shares have the rights and restrictions as set out in the Articles of Association and do not entitle the holder thereof to receive notice of or attend and vote at any general meeting of the Company or to receive a dividend or other distribution.

On July 5, 2023, and in an effort to bring our Depositary Share price into compliance with NASDAQ’s minimum bid price per share requirement, we effected a ratio change in the number of Ordinary Shares represented by our Depositary Shares from five Ordinary Shares per Depositary Share to 400 Ordinary Shares per Depositary Share. No fractional Depositary Shares were issued.

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

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to risks related to:

•	our requirement for additional financing and our ability to continue as a going concern;

•	our estimates regarding losses, expenses, future revenues, capital requirements and needs for additional financing;

•	our ability to successfully develop, test and partner with a licensee to manufacture or commercialize products for conditions using our technology platforms;

•	the successful commercialization and manufacturing of our any future product we may commercialize or license;

•	the success and timing of our preclinical studies and clinical trials;

•	shifts in our business and commercial strategy;

•	the filing and timing of regulatory filings, including Investigational New Drug applications, with respect to any of our product candidates and the receipt of any regulatory approvals;

•	the anticipated medical benefits of our product candidates;

•	the difficulties in obtaining and maintaining regulatory approval of our product candidates, and the labeling under any approval we may obtain;

•	the success and timing of the potential commercial development of our product candidates and any product candidates we may acquire in the future, including tolimidone and MTX110;

•	our plans and ability to develop and commercialize our product candidates and any product candidates we may acquire in the future;

•	the ability to manufacture products in third-party facilities;

•	the rate and degree of market acceptance of any of our product candidates;

•	the successful development of our commercialization capabilities, including our internal sales and marketing capabilities;

•	obtaining and maintaining intellectual property protection for our product candidates and our proprietary technology;

•	the success of competing therapies and products that are or become available;

•	the success of any future acquisitions or other strategic transactions;

•	the difficulties of integrating the business of any future acquisitions into our own;

•	cybersecurity and other cyber incidents;

•	industry trends;

•	the impact of government laws and regulations;

•	regulatory, economic and political developments in the United Kingdom, the European Union, the United States and other foreign countries, including any impact from the United Kingdom leaving the European Union;

•	the difficulties doing business internationally;

•	the ownership of our Ordinary Shares and Depositary Shares;

•	our ability to continue to meet the listing criteria required to remain listed on the NASDAQ Capital Market;

•	our ability to recruit or retain key scientific or management personnel or to retain our senior management;

•	the impact and costs and expenses of any litigation we may be subject to now or in the future;

•	the performance of third parties, including joint venture partners, our current sales force, our collaborators, third-party suppliers and parties to our licensing agreements; and

•	other risks and uncertainties, including those described in “Risk Factors” in this annual report.

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

Summary of Risk Factors

 The occurrence of one or more of the events or circumstances described in this section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

•	We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future;

•	Our requirement for additional financing in the short-term represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern.

•	If we require or seek to raise additional capital to fund our operations and we fail to obtain necessary financing, we may be unable to complete the development of our product candidates.

•	Our operations are in early-stage development with no sources of recurring revenue and there is no assurance that we will successfully develop and license our product candidates or ever become profitable.

•	We are exposed to political, regulatory, social and economic risk relating to the United Kingdom’s exit from the European Union.

•	We have undertaken in the past, and may in the future undertake, strategic acquisitions. Failure to integrate acquisitions could adversely affect our value.

•	Our future success is dependent on product development and the ability to successfully license our product candidates to partners who can seek regulatory approval and commercialization of our product candidates.

•	Our development efforts are in the early stages. All of our product candidates are in clinical development or preclinical development phases. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

•	The results of preclinical studies and early clinical trials are not always predictive of future results. Any product candidate that we advance in clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval.

•	The regulatory approval processes in the United States and Europe are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business may be substantially harmed.

•	We seek to establish agreements with potential licensing partners and collaborators and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

•	In 2020, our license agreement related to panobinostat, the active pharmaceutical ingredient in our MTX110 product, was terminated by Secura Bio, Inc. Because of this, we believe that the relevant Secura Bio, Inc. patents may delay a launch of MTX110, which could have a material adverse effect on our business, financial condition and results of operations.

•	If we enter into agreements with a licensing or collaboration partner for the development and commercialization of our product candidates, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations.

•	The commercial success of any of our product candidates is not guaranteed.

•	The pharmaceutical and biotechnology industries are highly competitive.

•	Changes in healthcare policies, laws and regulations, including legislative measures aimed at reducing health care costs, may impact our ability to obtain approval for or commercialize any of our future product candidates, if approved.

•	Coverage and adequate reimbursement may not be available for our current or any future product candidates, which could make it difficult for us to sell profitably, if approved.

•	Our business may be adversely affected by economic conditions and current economic weakness.

•	Our business may be impacted by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties beyond our control.

•	We may in the future be unable to retain and recruit qualified scientists, key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.

•	Public health crises, such as the COVID-19 pandemic, have had, and could in the future have, a negative effect on our business.

•	Our success depends in part on our ability to protect rights in our intellectual property, which cannot be assured.

•	We rely on third parties to conduct our preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•	We rely on third parties to manufacture our product candidates, and we expect to continue to rely on third parties for the clinical as well as any future commercial supply of our product candidates and other future product candidates. The development of our current and future product candidates, and the commercialization of any approved products, could be stopped, delayed or made less profitable if any such third party fails to provide us with sufficient clinical or commercial quantities of such product candidates or products, fails to do so at acceptable quality levels or prices or fails to achieve or maintain satisfactory regulatory compliance.

•	We are dependent on third party suppliers, and if we experience problems with any of these third parties, the manufacturing of our product candidates could be delayed, which could harm our results of operations.

•	If we cannot meet NASDAQ’s continued listing requirements, NASDAQ may delist our Depositary Shares, which could have an adverse impact on the liquidity and market price of our Depositary Shares.

•	The price of our Depositary Shares may be volatile.

•	The liquidity of our Depositary Shares may have an adverse effect on share price.

•	Shareholder ownership interests in the Company may be diluted as a result of, among other things, future financings and/or additional acquisitions, and may have a material negative effect on the market price of our securities.

•	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

•	As a foreign private issuer, we are not required to comply with many of the corporate governance standards of NASDAQ applicable to companies incorporated in the United States.

•	Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

•	Protections found in provisions under the United Kingdom City Code on Takeovers and Mergers may delay or discourage a takeover attempt, including attempts that may be beneficial to holders of our Ordinary Shares and Depositary Shares.

Risks Related to Our Financial Operations and Capital Needs

We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future.

We are an early-stage biopharmaceutical company. Investment in biopharmaceutical product development is highly speculative because we entail substantial upfront capital expenditures and significant risk that a product candidate will fail in development, will fail to gain regulatory approval or otherwise fail to become commercially viable. We continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred substantial losses since our inception. For the year ended December 31, 2023, we had an accumulated deficit of £142.82 million. For the years ended December 31, 2023, 2022 and 2021 we had a net loss of £7.08 million, £7.66 million and £5.46 million, respectively.

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

Our future viability is dependent on our ability to raise cash from financing activities to finance our development plans until milestones and/or royalties can be secured from partnering our assets, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of our development products. Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies.

We believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, we consider it is appropriate to continue to adopt the going concern basis in preparing the financial information. Our consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 2023, we had cash and cash equivalents of £5.97 million.

We have prepared cash flow forecasts and considered the cash flow requirement for the next three years, including the period 12 months from the date of approval of the financial statements included in this annual report. Following an underwritten public offering in December 2023, which raised gross proceeds of $6.0 million, we updated our forecasts. The updated forecasts show that further financing will be required before the fourth quarter of 2024.

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

If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares (including the Depositary Shares) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

We believe the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, any attendant financing is likely to be dilutive.  We and our advisors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to us, including fundraising and the partnering of assets and technologies of the Company. There can be no assurance that any of the courses of action to finance the Company, will be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast doubt upon our ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before our cash resources run out, then we will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realizable value and all liabilities would be accelerated to current liabilities.

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

We are at a relatively early stage of our commercial development. To date, we have generated a minimal amount of revenue from our product candidates. Our ability to generate revenue and become and remain profitable depends, in part, on our ability to successfully find a licensing partner for our product candidates, or other product candidates we may in-license or acquire, and have such candidates successfully commercialized. Our current strategy is, once proof-of-concept of our product candidates has been established, to generate revenue via a partner, thereby earning royalty and/or milestone income; however, this is not expected to materialize in the foreseeable future, and there can be no guarantee we will be able to find a licensing partner for our product candidates. Even if our product candidates were to successfully achieve regulatory approval, we do not know when any of the product candidates will generate revenue, if at all. Our ability to generate revenue from our product candidates also depends on a number of additional factors, including our ability, and the ability of any licensing partners, to:

•	successfully complete development activities;

•	complete and submit new drug applications to the European Medicines Agency, or the EMA, the Medicines and Healthcare Products Regulatory Agency in the United Kingdom, or the MHRA, the FDA, and any other foreign regulatory authorities, and obtain regulatory approval for products for which there is a commercial market;

•	set a commercially viable price;

•	obtain commercial qualities of the products at acceptable cost levels;

•	develop and maintain a commercial organization capable of sales, marketing and distribution in the markets where the product is to be sold; and

•	obtain adequate reimbursement from third parties, including government, departments and healthcare payors.

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

We expect to continue to spend substantial amounts of our cash resources going forward in order to advance the development of our product candidates. We believe we have sufficient funds to continue our operations through the third quarter of 2024, and we believe that we will need to raise additional capital to fund our operations thereafter.

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

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more than currently expected because of circumstances beyond our control. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

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

Further, our forecast also does not reflect the possibility that we may not be able to access a portion of our existing cash, cash equivalents and investments due to market conditions. For example, on March 10, 2023, the United States Federal Deposit Insurance Corporation took control and was appointed receiver of Silicon Valley Bank. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

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

 One of the ways we have grown our pipeline and business in the past is through strategic acquisitions of other businesses, product candidates, and technologies. We may, from time to time, evaluate additional acquisition opportunities, and may, in the future, strategically make further acquisitions of, and investments in, businesses, compounds, products and technologies when we believe the opportunity is advantageous to our prospects, such as the acquisition of tolimidone. There can be no assurance that in the future we will be able to find appropriate acquisitions or investments. In connection with these acquisitions or investments, we may:

•	issue stock that would dilute our shareholders’ percentage of ownership;

•	be obligated to make milestone or other contingent or non-contingent payments;

•	incur debt and assume liabilities; and/ or

•	incur amortization expenses related to intangible assets or incur large and immediate write-offs.

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

There is no assurance that current or future clinical trials of our product candidates, will be successful or will generate positive clinical data and we may not receive marketing approval from the FDA, European Commission, or other regulatory authorities for any of our product candidates. We have limited experience submitting new drug applications, or NDAs, biologics license applications, or BLAs, and investigational new drug applications, or INDs, to the FDA, as well as clinical trial applications, or CTAs, or marketing authorization applications, or MAAs, to the EMA. Tolimidone and MTX110 are both at a relatively early stage in their clinical development. Tolimidone is expected to be begin recruitment of a Phase IIa study in mid-2024 and MTX110 is currently being studied in an ongoing Phase I and investigator-initiated trials. There can be no assurance that the FDA will permit any of our future NDAs, BLAs, or INDs, including the NDA for tolimidone or MTX110 or any future INDs for our other product candidates, to go into effect in a timely manner or at all. Without an IND or CTA for a product candidate, we will not be permitted to conduct clinical trials in the United States or the European Union, respectively, of such product candidate.

Drug or biological product development is a difficult, long, time-consuming, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Failure to obtain regulatory approval for our product candidates will prevent us from commercializing and marketing them. Clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

•	delay or failure to complete preclinical studies;

•	insufficient financial and other resources to complete the necessary preclinical studies and clinical trials;

•	delay or failure in reaching agreement with the applicable regulatory authorities on a trial design;

•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

•	delay or failure in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial providers and sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delay or failure in obtaining institutional review board, or IRB, approval or the approval of other reviewing entities, including foreign regulatory authorities, to conduct a clinical trial at each site;

•	failure to recruit, or subsequent withdrawal of, clinical trial sites from clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

•	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

•	delay or failure in having subjects complete a trial or return for post-treatment follow-up;

•	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

•	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication;

•	failure of third party clinical trial managers or clinical sites to satisfy contractual duties or meet expected deadlines;

•	delay or failure in adding new clinical trial sites;

•	ambiguous or negative interim results, or results that are inconsistent with earlier results;

•	the need for clinical trial protocol modifications based on comments from the EMA, the MHRA, the FDA, a responsible IRB, a data safety monitoring boards, or other regulatory authority, or on results from earlier stage or concurrent preclinical and clinical studies;

•	decisions by the EMA, the MHRA, the FDA, a responsible IRB, other regulatory authorities, or us, or recommendation by a data safety monitoring board, to suspend or terminate a clinical trial at any time for safety issues or for any other reason;

•	unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects;

•	failure to demonstrate a benefit from using our product candidate over existing marketed products or established standard of care treatment;

•	manufacturing issues, including problems with manufacturing or obtaining from third parties sufficient quantities of raw materials, active pharmaceutical ingredients, or API, or product candidates for use in clinical trials; and

•	changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

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

Negative results in the development of our lead product candidates may also prevent or delay our ability to continue or conduct clinical programs or receive regulatory approvals for our other product candidates. For example, although we believe our preclinical studies and animal testing of tolimidone and MTX110 demonstrate indications of acceptable safety and effectiveness profiles, future clinical trials may fail to demonstrate adequate levels of safety or effectiveness. Moreover, in the case of MTX110, anti-tumor activity may be different in each tumor type that we plan to evaluate in the clinical trial. Therefore, even though we plan to pursue clinical development for multiple tumor types, the tumor response may be low in patients with some cancers compared to others. As a result, we may be required to discontinue development of MTX110 for patients with those tumor types and/or mutations due to insufficient clinical benefit, while continuing development for a more limited population of patients. Consequently, in order to obtain regulatory approval, we may have to reach agreement with the FDA on defining the optimal patient population, study design, and size, any of which may require significant additional resources and delay our clinical trials and ultimately the approval, if any, of any of our product candidates.

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

The research and development of drugs and biological products is expensive and extremely risky. Only a small percentage of product candidates that enter the development process ever receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. The outcome of clinical testing is uncertain. We may face unforeseen challenges in our product candidate development strategy, and we can provide no assurances that any of our clinical trials will be conducted as planned or completed on schedule, or at all, that we will ultimately be successful in our current and future clinical trials, or that our product candidates will be able to receive regulatory approval. A failure of one or more clinical trials can occur at any stage of testing, which may result from a multitude of factors, including, among other things, flaws in study design, dose selection issues, placebo effects, patient enrollment criteria and failure to demonstrate favorable safety or efficacy. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and preliminary or interim results of a clinical trial do not necessarily predict final results. For example, it is not uncommon for product candidates to exhibit unforeseen safety or efficacy issues when tested in humans despite promising results in preclinical animal model studies. Accordingly, we cannot assure you that any clinical trials that we may conduct will demonstrate consistent or adequate efficacy and safety to support marketing approval. In general, the FDA and regulatory authorities outside the United States require two adequate and well-controlled clinical trials demonstrating safety and effectiveness, including a Phase III clinical trial, before granting marketing approval of a drug product.

Many companies in the pharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and early-stage clinical trials, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Furthermore, the failure of any product candidates that we develop to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of other product candidates that we develop or cause regulatory authorities to require additional testing before approving any of our product candidates.

If we are required to conduct additional clinical trials or other testing our product candidates, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive, if there are safety concerns or if we determine that the observed safety or efficacy profile would not be competitive in the marketplace, we may:

•	incur unplanned costs;

•	be delayed in obtaining marketing approval for product candidates we develop;

•	not obtain marketing approval at all;

•	obtain marketing approval in some countries and not in others;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

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

Successful and timely completion of clinical trials will require that we or our collaborators sponsoring trials for our product candidates enroll a sufficient number of patients. Patient enrollment, which is an important factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population and competition for patients eligible for our clinical trials with competitors, which may have ongoing clinical trials for product candidates that are under development to treat the same indications as one or more of our product candidates or approved products for the conditions for which we are developing our product candidates.

Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA, or comparable foreign regulatory authorities. We cannot predict how successful we or our collaborators will be at enrolling subjects in future clinical trials. Trial subject enrollment is affected by other factors including:

•	the severity and difficulty of diagnosing the disease under investigation;

•	the eligibility and exclusion criteria for the trial in question;

•	the size of the patient population and process for identifying patients;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the design of the trial protocol;

•	the perceived risks and benefits of the product candidate in the trial in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	the availability of competing commercially available therapies and other competing therapeutic candidates’ clinical trials for the disease or condition under investigation;

•	the willingness of patients to be enrolled in our clinical trials;

•	the risk that subjects enrolled in clinical trials will drop out of our trials before completion;

•	our ability to obtain and maintain clinical trial subject informed consents

•	the efforts to facilitate timely enrollment in clinical trials;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	the proximity and availability of clinical trial sites for prospective patients.

In addition, the U.S. Congress recently amended the FDCA to require sponsors of a Phase III clinical trial, or other “pivotal study” of a new drug or biologic to support marketing authorization, to design and submit a diversity action plan for such clinical trial. The action plan must describe appropriate diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. Although none of our product candidates has reached Phase III of clinical development, we or our licensing partners must submit a diversity action plan to the FDA by the time a Phase III trial, or pivotal study, protocol is submitted to the agency for review, unless we or our licensing partners are able to obtain a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect the planning and timing of any future Phase III trial for our product candidates or what specific information FDA will expect in such plans. However, initiation of such trials may be delayed if the FDA objects to a proposed diversity action plans for any future Phase III trial of our product candidates, and we or our licensing partners may experience difficulties recruiting a diverse population of patients in attempting to fulfill the requirements of any approved diversity action plan.

Inability to enroll a sufficient number of patients for clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in these clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing. Furthermore, we expect to rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and we will have limited influence over their performance.

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

Undesirable side effects caused by any of our product candidates could cause us, our licensing partners, if any, or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the EMA, the MHRA, the FDA or other comparable foreign regulatory authority. Results of the clinical trials could reveal a high and unacceptable severity and prevalence of side effects or risks associated with a product candidate’s use. In such an event, our trials could be suspended or terminated and the regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment to clinical trials for our product candidates or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

Our product candidates, if they receive regulatory approval, will be subject to the ongoing requirements of the EMA, the MHRA, the FDA and other regulatory agencies governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and listing, as well as continued compliance with cGMP for product manufacturing and GCP requirements for any clinical trials that we conduct post-approval. The safety profile of any product is closely monitored by the EMA, the MHRA, the FDA and other regulatory authorities after approval. If the EMA, the MHRA, the FDA or other regulatory authorities become aware of new safety information after approval of any of our products or product candidates, regulatory authorities may require labeling changes or establishment of a risk mitigation strategy or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

In addition, manufacturers of drug and biological products and their facilities are subject to continual review and periodic inspections by the EMA, the MHRA, the FDA and other governmental regulatory authorities for compliance with cGMP and other applicable regulations. If a previously unknown problem with a product, such as adverse events of unanticipated severity or frequency, or a problem with the facility where the product is manufactured is discovered, a regulatory agency may impose restrictions on that product, the manufacturing facility or the party commercializing the product, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	mandate modifications to, or the withdrawal of, marketing and promotional materials or require corrective information to be provided to healthcare professionals;

•	require the violating party to enter into a consent decree, which can include the imposition of various fines, reimbursements of inspection costs, required due dates for specific actions and penalties for non-compliance;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

•	require revisions to the labeling, including limitations on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

•	suspend, vary or withdraw regulatory approval;

•	require additional post-market clinical trials to assess the safety of the product;

•	suspend any ongoing clinical studies;

•	refuse to approve pending applications or supplements to applications filed by us or any licensing partner;

•	suspend or impose restrictions on operations, the products, manufacturing or ourselves; or

•	seize or detain products, refuse to permit the import or export of products or require a product recall.

In the EU, the EMA may require an equivalent risk management plan, or RMP. Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

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

Obtaining and maintaining regulatory approval of any of our other product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our other product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, similar foreign regulatory authorities must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval and licensure procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional nonclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining similar foreign regulatory approvals and compliance with similar foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. We do not currently have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

We seek to establish agreements with potential licensing partners and collaborators and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our current development and commercialization strategy is to deploy our proprietary drug delivery technologies to formulate a compelling portfolio of novel first-in-class sustained release formulations of products with significant commercial potential for licensing to pharmaceutical company partners at proof-of-concept stage, which would potentially result in revenue generation from product royalty and/or milestone deals. We seek to work with licensing or collaboration partners for the development and commercialization of one or more of our product candidates. For example, in January 2019, we entered into that certain Licensing, Collaboration and Distribution Agreement, or the CMS License Agreement, with China Medical System Holdings Limited, or CMS, as guarantor, and two of its wholly owned subsidiaries, CMS Bridging Limited, or CMS Bridging, and CMS Medical Hong Kong Limited, or CMS Medical HK, each a CMS Party, pursuant to which, among other things, we agreed to license certain of our products to the CMS Parties in exchange for, among other things, royalty revenue. In June 2020, we announced a research and development collaboration with Dr. Reddy’s Laboratories Ltd., or Dr. Reddy’s, under which we evaluated the feasibility of applying Q-Sphera technology to molecules nominated by Dr. Reddy’s. The collaboration was subsequently terminated by mutual agreement.  In July 2020, we announced a similar collaboration with Janssen Pharmaceutical NV, a subsidiary of Johnson & Johnson, or Janssen. The collaboration with Janssen concluded in September 2023. Future collaborators may include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies.

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

We expect a material amount of our revenue in the future will be derived from licensing or collaboration agreements with other biopharmaceutical companies, research institutes and universities and similar agreements. We may enter into additional agreements with a licensing or collaboration partner for the development and commercialization of certain of our product candidates. If we enter into such agreements, we will have limited control over the amount and timing of resources that our partners will dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on any future licensing partners’ ability to successfully perform the functions assigned to them in these arrangements. In addition, any future licensing or collaboration partner may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

Agreements involving our product candidates pose a number of risks, including:

•	partners have significant discretion in determining the efforts and resources that they will apply to these matters;

•	partners may not perform their obligations as expected;

•	partners may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in their strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•	partners may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	a partner with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

•	disagreements with partners, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•	partners may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	partners may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•	agreements may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

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

There are a number of pharmaceutical and biotechnology companies that currently market and sell products or are pursuing development of products that could compete with our product candidates. With respect to tolimidone, teplizumab, the first disease-modifying treatment of Type 1 diabetes, or T1D, has been approved for the delay of Stage 3 T1D and a number of companies are researching potentially disease-modifying approaches to T1D including stem cell therapies by Vertex Pharmaceuticals, Inc. and CRISPR Therapeutics AG and SAB Biotherapeutics, Inc. is developing an immunotherapeutic. In addition, the JDRF T1D Fund has invested in approximately 30 private companies working on a variety of approaches to the treatment of T1D. With respect to MTX110, there are a number of companies researching potential therapeutic treatments of GBM including CNS Pharmaceuticals, Inc. and Plus Therapeutics, Inc. Chimerix Inc. is among a number of companies developing a product for DMG.

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

Changes in healthcare policies, laws and regulations, including legislative measures aimed at reducing health care costs, may impact our ability to obtain approval for or commercialize any of our future product candidates, if approved.

All aspects of our business, including research and development, manufacturing, marketing, pricing, sales, litigation, and intellectual property rights, are subject to extensive legislation and regulation. Changes in applicable U.S. federal and state laws and agency regulation, as well as foreign laws and regulations, could have a materially negative impact on our business. In the United States and in some other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates or any potential future product candidates of ours, restrict or regulate post-approval activities, or affect our ability to profitably sell any product candidates for which we obtain marketing approval. Increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. Congress also must reauthorize the FDA’s user fee programs every five years and often makes changes to those programs in addition to policy or procedural changes that may be negotiated between the FDA and industry stakeholders as part of this periodic reauthorization process. Congress most recently reauthorized the user fee programs in September 2022 without any substantive policy changes.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, Congress passed the ACA, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. We expect that changes or additions to the ACA, the Medicare and Medicaid programs, and changes stemming from other health care reform measures, especially with regard to health care access, financing or other legislation in individual states, could have a material adverse effect on the health care industry in the United States.

The Drug Supply Chain Security Act, or DSCSA, which will become fully effective and applicable in November 2024, imposes obligations on manufacturers of pharmaceutical products related to product tracking and tracing. Furthermore, in February 2022, FDA released proposed regulations to amend the national standards for licensing of wholesale drug distributors by the states; establish new minimum standards for state licensing third-party logistics providers; and create a federal system for licensure for use in the absence of a state program, each of which is mandated by the DSCSA. Other legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are unsure whether additional legislative changes will be enacted, or whether the current regulations, guidance or interpretations will be changed, or whether such changes will have any impact on our business.

Additionally, there has been heightened governmental scrutiny in the United States of biopharmaceutical pricing practices considering the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, President Biden's Executive Order 14087, issued October 2022, called for CMS to prepare and submit a report to the White House on potential payment and delivery modes that would complement the Inflation Reduction Act of 2022, or IRA, lower drug costs, and promote access to innovative drugs. In February 2023, CMS published its report which described three potential models focusing on affordability, accessibility and feasibility of implementation for further testing by the CMS Innovation Center. As of February 2024, the CMS Innovation Center continues to test the proposed models and has started to roll out plans for access model testing of certain product types (e.g., cell and gene therapies) by states and manufacturers. At the state level, state legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers, or PBMs, and other members of the health care and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area. Then, in mid-2022, the Federal Trade Commission, or FTC, launched sweeping investigations into the practices of the PBM industry that could lead to additional federal and state legislative or regulatory proposals targeting such entities’ operations, pharmacy networks, or financial arrangements. In addition, in the last few years, several states have formed prescription drug affordability boards, or PDABs, with the authority to implement upper payment limits, or UPLs, on drugs sold in their respective jurisdictions. There are several pending federal lawsuits challenging the authority of states to impose UPLs, however.

Most recently, in August 2022, President Biden signed into the law the IRA. Among other things, the IRA has multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. Starting in 2023, a manufacturer of a drug or biological product covered by Medicare Parts B or D must pay a rebate to the federal government if the product’s price increases faster than the rate of inflation. This calculation is made on a drug product by drug product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, starting in payment year 2026, CMS will negotiate drug prices annually for a select number of single source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease. Any additional federal or state healthcare reform measures could limit the amounts that third-party payers will pay for future healthcare products and services, and, in turn, could significantly reduce the projected value of certain development projects and reduce our profitability.

Outside of the United States, particularly in the European Union, the coverage status and pricing of prescription pharmaceuticals and biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. Furthermore, the requirements may differ across the E.U. Member States. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed. Also, at national level, actions have been taken to enact transparency and anti-gift laws (similar to the U.S. Physician Payments Sunshine Act) regarding payments between pharmaceutical companies and healthcare professionals.

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

Geopolitical risks could result in increased market volatility and uncertainty, which could negatively impact our business, financial condition and results of operation.

The uncertain nature, scope, magnitude, and duration of hostilities stemming from geopolitical conflicts, including the potential effects of such hostilities as well as sanctions, embargoes, asset freezes, cyberattacks and other actions taken in response to such hostilities on the world economy and markets, have disrupted global markets and contributed to increased market volatility and uncertainty, which could have an adverse impact on macroeconomic and other factors that affect our business and supply chain. Any disruption in our supply chain could reduce our revenue and adversely impact our financial results. Such a disruption could occur as a result of any number of events, including, but not limited to, military conflicts, geopolitical developments, war or terrorism, including the ongoing conflicts in Ukraine and Israel and Gaza and disruptions in utility and other services. Any inability to obtain adequate deliveries or any other circumstance that would require us to seek alternative sources of supply or to manufacture, assemble, and test such components internally could significantly delay our ability to ship our products, which could damage relationships with current and prospective customers and could harm our reputation and brand and could adversely affect our business, financial condition, and results of operations.

We do not and cannot know if the ongoing conflicts and the economic sanctions imposed as a result of the conflicts, could escalate and result in broader economic and security concerns which could adversely affect our business. It is not possible to predict the broader consequences of these conflicts, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, the availability and cost of materials, supplies, labor, currency exchange rates and financial markets, all of which could have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to cybersecurity risks, including the misappropriation or compromise of our information, our information technology systems, and other cybersecurity incidents that may result in operational or service disruption, harm to our reputation, litigation, fines, penalties and liabilities, and the incurrence of costs in an effort to minimize those risks.

In the normal course of conducting our business, we collect and store sensitive data on our networks and on networks and platforms of third parties upon which we rely, including intellectual property, personal information of our employees, and our proprietary business information and that of our customers, vendors and business partners.  Despite the security measures we have in place and any additional measures we may implement in the future to safeguard our systems and to mitigate potential security risks, our facilities and systems, and those of our third-party service providers, could be vulnerable to cybersecurity incidents, computer viruses, lost or misplaced data, programming errors, human errors, acts of vandalism, viruses, bugs, worms, or other malicious codes, malware, including as a result of advanced persistent threat intrusions, and other attacks by computer hackers, cracking, application security attacks, social engineering, including through phishing attacks, supply chain attacks and vulnerabilities through our third-party service providers, denial-of-service attacks, such as credential stuffing, credential harvesting, personnel misconduct or error, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats. Any steps we take to deter, identify, and mitigate these risks may not be successful and may cause us to incur increasing costs.

Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel, such as through theft or misuse, sophisticated nation states, and nation-state-supported actors. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, loss of data, including sensitive customer information, loss of income, significant extra expenses to restore data or systems, reputational loss and the diversion of funds.

Some threat actors also now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors, for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, the third parties upon which we rely, and our customers may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain and ability to produce, sell and distribute our goods and services.

While we take steps to detect and remediate vulnerabilities, we may not be able to detect and remediate all vulnerabilities because the threats and techniques used to exploit such vulnerabilities change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a cybersecurity incident has occurred, if at all. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

We rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, encryption and authentication technology, employee email, and other functions. We also rely on third-party service providers to assist with our clinical trials, provide other products or services, or otherwise to operate our business. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a cybersecurity incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems, including our services, or the third-party information technology systems that support us and our services.

Any of the previously identified or similar threats could cause a cybersecurity incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive data or our information technology systems, or those of the third parties upon whom we rely. A cybersecurity incident or other interruption could disrupt our ability, and that of third parties upon whom we rely, to provide our products and services and conduct clinical trials.

The costs related to significant cybersecurity incidents or disruptions could be material and cause us to incur significant expenses. If the information technology systems of our CROs, clinical sites, and other contractors and consultants become subject to disruptions or cybersecurity incidents, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.

If any such incidents were to occur and cause interruptions in our operations, it could result in a disruption of our business and development programs. For example, the loss of clinical trial data from completed or ongoing clinical trials for a product candidate could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data, or may limit our ability to effectively execute a product recall, if required in the future. To the extent that any disruption or cybersecurity incident were to result in the loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of any product candidates could be delayed. Applicable data privacy and security obligations may require us to notify relevant stakeholders, regulatory authorities, and other individuals of cybersecurity incidents, and take other remedial measures. Such disclosures and measures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. Any such event could also result in legal claims or proceedings, liability under laws that protect the privacy of personal information and significant regulatory penalties, and damage to our reputation and a loss of confidence in us and our ability to conduct clinical trials, which could delay the clinical development of our product candidates.

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

In addition, various U.S. states have enacted privacy and security laws and regulations, and such laws and regulations vary from state to state, constantly evolve, and remain subject to significant change. In some cases, such laws and regulations can impose more restrictive requirements than HIPAA and other U.S. federal laws, thus complicating compliance efforts. By way of example, California has enacted the California Consumer Privacy Act, or CCPA, which went into effect in January of 2020. The CCPA established a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for California residents, requiring covered business to provide new disclosures to California residents, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. Additionally in 2020, California voters passed the California Privacy Rights Act, or CPRA, which went into full effect on January 1, 2023. The CPRA significantly amends the CCPA, potentially resulting in further uncertainty, additional costs and expenses in an effort to comply and additional potential for harm and liability for failure to comply. Among other things, the CPRA established a new regulatory authority, the California Privacy Protection Agency, which is tasked with enacting new regulations under the CPRA and will have expanded enforcement authority. In addition to California, more U.S. states are enacting similar legislation, increasing compliance complexity, and increasing risks of failures to comply. In 2023, comprehensive privacy laws in Virginia, Colorado, Connecticut, and Utah all took effect, and laws in Montana, Oregon, and Texas will take effect in 2024. In addition, laws in other U.S. states are set to take effect beyond 2024, and additional U.S. states have proposals under consideration, all of which are likely to increase our regulatory compliance costs and risks, exposure to regulatory enforcement action and other liabilities. While these state privacy laws, like the CCPA, also exempt some data processed in the context of clinical trials (and most also exempt employee and business personal data), these developments further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely. The scope and enforcement of these laws is uncertain and subject to rapid change. For example, increasing concerns about health information privacy have recently prompted the federal government to take a newly expansive view of the scope of existing privacy laws and regulations. Congress and some states are considering (and in some cases have passed) new laws and regulations that further and more broadly protect the privacy and security of personal health information.

The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our business could intensify.

In the European Union, the General Data Protection Regulation (EU) 2016/679, or GDPR, lays down the legal framework for data protection and privacy. The GDPR applies directly in all European Union member states (until December 31, 2020, this included the United Kingdom) and applies to companies with an establishment in the European Economic Area, or EEA, and to certain other companies not in the EEA that process personal data in relation to offering or providing goods or services to individuals located in the EEA, or monitor the behavior of individuals located in the EEA. In the United Kingdom, the GDPR has been implemented into United Kingdom domestic law, pursuant to the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (as amended), which makes some minor technical amendments to ensure the GDPR is operable in the United Kingdom, or the UK GDPR. The UK GDPR is also supplemented by the Data Protection Act 2018. United Kingdom and European Union data protection law is therefore aligned. The GDPR and UK GDPR implement stringent operational requirements for both controllers and processors of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, new rights for individuals to be “forgotten” and rights to data portability, as well as enhanced current rights (e.g., access requests), mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities. In particular, medical or health data, genetic data and biometric data are all classified as “special category” data under the GDPR and the UK GDPR, and afforded greater protection and require additional compliance obligations. Further, the GDPR provides that European Union member states may make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in differences between member states, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition.

The GDPR the UK GDPR also regulate the transfer of personal data subject to the GDPR or UK GDPR to so-called third countries that have not been found by the European Commission to provide an adequate level of data protection. The GDPR and UK GDPR only permit exports of personal data outside of the EU and UK, respectively, to “non-adequate” countries where there is a suitable data transfer mechanism in place to safeguard personal data. As from 2020, legal developments in Europe have created complexity and uncertainty regarding such transfers. For instance, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated, by means of the so-called Schrems II judgment, the E.U.-U.S. Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. However, on July 10, 2023, the European Commission adopted an adequacy decision for a new mechanism for transferring data from the European Union to the United States – the E.U.-U.S. Data Privacy Framework, which provides E.U. individuals with several new rights, including the right to obtain access to their data, or obtain correction or deletion of incorrect or unlawfully handled data, and allows U.S. companies to self-certify to the U.S. Department of Commerce their compliance with a set of agreed privacy principles in order to freely receive E.U. personal data. The adequacy decision followed the signing of an executive order in the U.S. introducing new binding safeguards to address the points raised in the Schrems II judgment. Notably, the new obligations were geared to ensure that data can be accessed by U.S. intelligence agencies only to the extent necessary and proportionate and to establish an independent and impartial redress mechanism to handle complaints from Europeans concerning the collection of their data for national security purposes. The UK-US Data Bridge (the UK extension to the Data Privacy Framework) came into force shortly after the E.U. – U.S. Data Privacy Framework, and provides UK individuals with similar rights. Organizations that have not certified under the under the E.U. – U.S. Data Privacy Framework (or the UK-US Data Bridge) may utilize another data transfer mechanism, such as the EU Commission approved Standard Contractual Clauses, or the UK equivalent, respectively. The European Commission and the UK government will continually review developments in the United States along with their adequacy decisions. Consequently, there is some risk of any data transfers from the EU and UK being halted. In addition, in June of 2021, the European Commission issued a decision, which will sunset on June 27, 2025 without further action, that the United Kingdom ensures an adequate level of protection for personal data transferred under the E.U. GDPR from the E.U. to the United Kingdom. Adequacy decisions can be adapted or even withdrawn in the event of developments affecting the level of protection in the applicable jurisdiction.

Failure to comply with European Union laws, including failure under the GDPR and UK GDPR, Data Protection Act 2018, ePrivacy Directive and other laws relating to the security of personal data may result in fines up to €20 million (or £17.5 million under the UK GDPR) or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. The GDPR and UK GDPR also confer a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR and UK GDPR, respectively. Failure to comply with the GDPR, UK GDPR, and related laws may lead to increased risk of private actions from data subjects and consumer not-for-profit organizations, including a new form of class action that is available under the GDPR and UK GDPR. Further, if we have to rely on third parties to carry out services for us, including processing personal data on our behalf, we are required under GDPR and UK GDPR to enter into contractual arrangements to flow down or help ensure that these third parties only process such data according to our instructions and have sufficient security measures in place. Any security breach or non-compliance with our contractual terms or breach of applicable law by such third parties could result in enforcement actions, litigation, fines and penalties or adverse publicity and could cause customers to lose trust in us, which would have an adverse impact on our reputation and business. Future customers or other service providers may respond to these evolving laws and regulations by asking us to make certain privacy or data-related contractual commitments that we are unable or unwilling to make. This could lead to the loss of future customers or other business relationships.

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

We entered into a License Agreement, executed on or about June 6, 2017, or the License Agreement, by and between Biodexa Ltd (formerly known as Midatech Ltd) and Novartis AG, or Novartis, which Novartis subsequently transferred to Secura Bio, or the Secura License Agreement. Pursuant to the Secura License Agreement, Biodexa Ltd was granted a worldwide, sublicensable license to certain patents of panobinostat, the active pharmaceutical ingredient of our development product MTX110. Biodexa Ltd’s rights are limited to the treatment of brain cancer in humans, administered by convection-enhanced delivery. We received a letter dated June 1, 2020, sent on behalf of Secura Bio purporting to terminate the Secura License Agreement “effective immediately,” the reason specified being that we were proposing to liquidate the Company. Despite our assurances to the contrary, and despite our repeated requests that Secura Bio withdraw its termination, Secura Bio reaffirmed the termination and reasons therefor and the agreement was thus terminated. We received a further letter sent on behalf of Secura Bio dated May 21, 2021 purporting to terminate the Secura License Agreement a second time for alleged material breaches of the agreement, and demanding a non-exclusive, fully paid-up, royalty-free, perpetual license to our MTX110 intellectual property. This demand was refused based upon, among other things, Secura Bio’s previous termination of the License Agreement in 2020.

We view MTX110 as an important asset and currently have two ongoing clinical trials for MTX110 and may commence further clinical trials as part of our MTX110 clinical program. While we continue to enjoy freedom to use panobinostat for research purposes and we plan to continue to pursue development of MTX110, we believe that the relevant Secura Bio patents may delay a launch of MTX110 for use in patients with DMG should it receive accelerated approval for that indication. We do not, however, anticipate it would have any impact on launching MTX110 for use in patients with glioblastoma multiforme. If we are unable to launch a product candidate until the patent expires, there could be a material adverse effect on our business, financial condition and results of operations.

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

Pandemics or disease outbreaks, such as the COVID-19 pandemic, have created and may continue to create significant volatility, uncertainty and economic disruption in the markets we operate in and may negatively impact business and healthcare activity globally. In response to the COVID-19 pandemic, governments around the world imposed measures designed to reduce the transmission of COVID-19 and individuals continue to respond to the fear of contracting COVID-19. It is not possible to accurately predict the extent of the adverse effects of the pandemic on our business. However, we have experienced certain impacts and may experience others which, if they continue for an extended period of time, could have material adverse effects on our operations and the execution of our business plans. For example, we experienced some delays in our clinical trials, in particular our Phase I trials of MTX110 in DMG at Columbia University and in medulloblastoma at the University of Texas. Individuals defer seeking treatment, physicians have fewer in-person meetings to recruit and enroll patients, and recruited patients are hindered by restrictions in traveling to and accessing clinical sites. In addition, resources at hospitals have been diverted to dealing with the pandemic, causing delays in scheduling screening evaluations, implant procedures, and follow-up monitoring visits. As a result of the foregoing factors, the expected timeline for data readouts of our clinical trials may be negatively impacted, which would adversely affect our business.

The extent to which fear of exposure to or actual effects of COVID-19, new variants, disease outbreak, epidemic or a similar widespread health concern impacts our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the speed and extent of geographic spread of the disease, the duration of the outbreak, travel restrictions, the efficacy of vaccination and treatment; impact on the United States, United Kingdom and international healthcare systems, the United States, United Kingdom and worldwide economy; the timing, scope and effectiveness of United States, United Kingdom and international governmental response; and the impact on the health, well-being and productivity of our employees. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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

We are, and may continue to be, reliant on other parties for the successful development and commercialization of many of our product candidates. We rely upon CROs and clinical investigators for the conduct of our clinical trials and upon contract laboratories for execution of our preclinical studies, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs or collaboration partners does not relieve us of our regulatory responsibilities. We also rely on third parties to assist in conducting our preclinical studies in accordance with good laboratory practices, or GLP, and requirements with respect to animal welfare. We and our CROs or collaboration or licensing partners are required to comply with GCP, which are regulations and guidelines enforced by the MHRA, the FDA, the EMA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce GCP regulations, and other regulations applicable to clinical trials and investigational drug or biological products, through periodic inspections of trial sponsors, CROs, principal investigators and trial sites. If we or any of our CROs or partners fail to comply with applicable GCP regulations or other clinical trial regulations, the data generated in our clinical trials may be deemed unreliable and the EMA, the MHPA, the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be assured that upon inspection by a given regulatory authority, that such regulatory authority will determine that any of our clinical trials comply with GCP requirements or other applicable regulations. In addition, our clinical trials must be conducted with product produced under cGMP requirements. Failure to comply with these regulations may require us to repeat preclinical and clinical trials, which would delay the regulatory approval process.

Our CROs and other contractors or collaborators are not our employees, and except for remedies available to us under such agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our on-going or future clinical or nonclinical programs, as applicable. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, then our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.

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

Because we have relied on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third-party providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

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

We do not currently have, and we do not plan to build, the infrastructure or capability internally to manufacture current product candidates or any future product candidates for use in the conduct of our clinical trials or, if approved, for commercial supply. We rely on, and expect to continue to rely on, contract manufacturing organizations, or CMOs. Reliance on third-party contractors may expose us to more risk than if we were to manufacture our product candidates ourselves. Although our agreements with CMOs require them to perform according to certain cGMP requirements such as those relating to quality control, quality assurance, maintenance of production and testing records, and qualified personnel, we do not control the manufacturing processes of our CMOs, and we are dependent on such CMOs for the production of our product candidates in accordance with cGMP and other relevant applicable regulations.

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

Our third-party manufacturers are subject to inspection and approval by regulatory authorities before we can commence the manufacture and sale of any of our product candidates, and thereafter are subject to ongoing inspection from time to time. Our third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in regulatory actions, such as the issuance of notices of inspectional observations, warning letters or sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or commercial products (if any), operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products. If any of our third-party suppliers fails to comply with cGMP or other applicable manufacturing regulations, our ability to develop and commercialize our product candidates could suffer significant interruptions.

Any disruption, such as a fire, natural hazards or vandalism at our CMOs, or any impacts on our CMOs due to health pandemics, could significantly interrupt our manufacturing capability. We currently do not have alternative production plans in place or disaster-recovery facilities available. In case of a disruption, we will have to establish alternative manufacturing sources. This would require substantial capital on our part, which we may not be able to obtain on commercially acceptable terms or at all. Additionally, we would likely experience months of manufacturing delays as we build facilities or locate alternative suppliers and seek and obtain necessary regulatory approvals. If this occurs, we will be unable to satisfy manufacturing needs on a timely basis, if at all. If changes to CMOs occur, then there also may be changes to manufacturing processes inherent in the setup of new operations for our product candidates and any products that may obtain approval in the future. Any such changes could require the conduct of bridging studies and regulatory approval before we can use any materials produced at new facilities or under new processes in clinical trials or, for any products reaching approval, in our commercial supply. Further, business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event of any CMOs could have drastic consequences, including placing our financial stability at risk.

Our product candidates and any drugs that we may develop may compete with other product candidates and drugs for access to manufacturing facilities. There are no assurances we would be able to enter into similar arrangements, on acceptable terms, with other manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us. Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval.

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

We are dependent upon certain qualified suppliers, of which there are a limited number, for the supply of raw materials, components, devices and manufacturing equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial pharmaceutical and biologics production. Additionally, these suppliers may also have upstream suppliers who supply materials, components, devices and manufacturing equipment, which may indirectly impact our business operations. Thus, the success of our business may be adversely affected by the underperformance of third parties, exploitation by third parties of our commercial dependence and by unforeseen interruptions to third parties’ businesses. Although the existence of several alternative suppliers for each function mitigates the risks associated with this dependence, as does the availability of commercial insurance in respect of the impact of accidental events, the failure of a third party to properly to carry out their contractual duties or regulatory obligations could be highly disruptive to our business. Supply chain failures can result in significant clinical or commercial supply interruptions which could materially hamper our ability to conduct clinical trials or to supply adequate commercial supplies (if any of our product candidates receive marketing authorization), and efforts to qualify new suppliers can be costly and time consuming. Further, any action taken by a third party that is detrimental to our reputation could have a negative impact on our ability to register our trademarks and/or market and sell our products, if any.

For some of these raw materials, components, devices and manufacturing equipment, we rely and may in the future rely on sole source vendors or a limited number of vendors. The supply of the reagents and other specialty materials and equipment that are necessary to produce our product candidates could be reduced or interrupted at any time. In such case, identifying and engaging an alternative supplier or manufacturer could result in delay, and we may not be able to find other acceptable suppliers or manufacturers on acceptable terms, or at all. Switching suppliers or manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines. If any of our product candidates receive marketing authorization and we change suppliers or manufacturers for commercial production, applicable regulatory agencies must approve such changes and may require us to conduct additional studies or trials. If key suppliers or manufacturers are lost, or if the supply of the materials is diminished or discontinued, we may not be able to develop, manufacture and market our product candidates in a timely and competitive manner, or at all. An inability to continue to source product from any of these suppliers, which could be due to a number of issues, including regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages, unexpected demands or quality issues, could adversely affect our ability to satisfy demand for our product candidates, which could adversely and materially affect our product approval or commercialization plans and operating results or our ability to conduct clinical trials, either of which could significantly harm our business.

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

The healthcare laws that may affect us include: the federal fraud and abuse laws, including the AKS; false claims and civil monetary penalties laws, including the FCA and Civil Monetary Penalties Law; federal data privacy and security laws, including HIPAA, as amended by HITECH; and the federal Physician Payments Sunshine Act related to ownership and investment interests held by physicians and their immediate family members, as well as payments and/or other transfers of value made to physicians, certain advanced non-physician healthcare practitioners and teaching hospitals. In addition, many states have similar laws and regulations that may differ from each other and federal law in significant ways, thus complicating compliance efforts. Moreover, several states require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Additionally, some state and local laws require the registration of pharmaceutical sales representatives in the jurisdiction.

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

Our Depositary Shares are currently listed on the NASDAQ Capital Market. We are required to meet certain qualitative and financial tests to maintain the listing of our Depositary Shares on NASDAQ. On January 31, 2023, we received a letter from NASDAQ stating that, for the previous 30 consecutive business days, the bid price for our Depositary Shares had closed below the minimum $1.00 bid price per share requirement for continued listing on the NASDAQ Capital Market under NASDAQ Listing Rule 5550(a)(2). On July 20, 2023, we received written notice from NASDAQ notifying us that for the preceding 10 consecutive business days the closing bid price for our Depositary Shares had been $1.00 or greater. Accordingly, NASDAQ determined that we had regained compliance with NASDAQ Listing Rule 5550(a)(2).

NASDAQ further notified us that we are subject to a mandatory panel monitor for a period of one year from July 20, 2023. If, within that one-year monitoring period, the NASDAQ Listing Qualifications Staff finds us out of compliance with the rules that were subject to the previous exception, the Listing Qualifications Staff will issue a delisting determination letter and we will have the opportunity to request a hearing with the Nasdaq Hearings Panel.

While we have regained compliance with all applicable requirements for continued listing on the NASDAQ Capital Market, we cannot assure you that we will remain in compliance with all applicable requirements for continued listing on the NASDAQ Capital Market. If, in the future, we fail to sustain compliance with all applicable requirements for continued listing on NASDAQ, including during the one-year monitoring period, our Depositary Shares may be subject to delisting by NASDAQ. This could inhibit the ability of our holders of Depositary Shares to trade their shares in the open market, thereby severely limiting the liquidity of such shares. Although holders may be able to trade their shares of Depositary Shares on the over-the-counter market, there can be no assurance that this would occur. Further, the over-the-counter market provides significantly less liquidity than NASDAQ and other national securities exchanges, is thinly traded and highly volatile, has fewer market makers and is not followed by analysts. As a result, your ability to trade or obtain quotations for these securities may be more limited than if they were quoted on NASDAQ or other national securities exchanges.

The price of our Depositary Shares may be volatile.

The trading price of our Depositary Shares in the United States has fluctuated, and is likely to continue to fluctuate, substantially in response to various factors, some of which are beyond our control, including limited trading volume. The stock market in general, and the market for pharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of these companies. As a result of this volatility, investors may not be able to sell their Depositary Shares at or above the price paid for the Depositary Shares. In addition, there is no current market for our Ordinary Shares and we do not expect to list our Ordinary Shares on any exchange or have them quoted for trading on any over-the-counter trading system in the foreseeable future.

In addition to the factors discussed in this “Risk Factors” section, the factors that could cause volatility in the market price of each Depositary Share include:

•	the success of competitive products or technologies;

•	regulatory actions;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;

•	the progress of preclinical development, laboratory testing and clinical trials of our product candidates or those of our competitors;

•	the results from our clinical programs and any future trials we may conduct;

•	developments in the clinical trials of potentially similar competitive products;

•	EMA, MHRA, FDA or international regulatory or legal developments;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	developments or disputes concerning patent applications, issued patents or other proprietary intellectual property rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	litigation or public concern about the safety of our products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	actual and anticipated fluctuations in our operating results;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	announcements or expectations of additional financing efforts;

•	rumors relating to us or our competitors;

•	sales of our Depositary Shares by us, our insiders or our other shareholders;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors, or general volatility in the market due to other factors;

•	third party reimbursement policies;

•	Brexit and any resulting economic or currency volatility;

•	developments concerning current or future collaborations, strategic alliances, joint ventures or similar relationships; and

•	reviews of long-term values of our assets, which could lead to impairment charges that could reduce our earnings.

These and other market and industry factors may cause the market price and demand for our Depositary Shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their Depositary Shares at or above the price paid for the Depositary Shares, and may otherwise negatively affect the liquidity of our Ordinary Shares and Depositary Shares.  The realization of any of the above risks or any of a broad range of other risks, including those described in these “Risk Factors,” could have a dramatic and material adverse impact on the market price of our Depositary Shares.

The liquidity of our Depositary Shares may have an adverse effect on share price.

In July 2023, we changed the ratio of our Ordinary Shares to Depositary Shares, which had the effect of a one-for-80 reverse split of Depositary Shares and reduced the amount of Depositary Shares publicly traded. There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of our securities. Our Depositary Shares have historically had limited trading volume, which may also result in volatility.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our Depositary Shares may be volatile, and in the past, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation.  Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms.

Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time consuming, and could divert our management’s attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our Depositary Shares.

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

We may also issue Ordinary Shares (and Depositary Shares underlying such Ordinary Shares) or other securities convertible into Ordinary Shares from time to time for future acquisitions, including acquisitions of licenses, such as the proposed acquisition of the Tolimidone License. The issuance of the securities underlying these instruments, or perception that issuance may occur, will have a dilutive impact on other shareholders and could have a material negative effect on the market price of our Depositary Shares.

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

We are subject to certain periodic reporting requirements of the Exchange Act. We design our disclosure controls and procedures to reasonably assure that information we are required to disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosure due to error or fraud may occur and we may not detect them.

Any failure to maintain effective internal controls and procedures over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows.

We are incurring increased costs as a result of operating as a public company, and management will be required to devote substantial time to new compliance initiatives.

We are a public company, and as such we are incurring significant legal, accounting and other expenses that we did not incur as a private company. We are currently subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and the NASDAQ. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as members of our senior management.

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

The United Kingdom City Code on Takeovers and Mergers, or the City Code, applies, among other things, to an offer for a public limited company whose registered office is in the United Kingdom and has its place of central management and control in United Kingdom, as determined by United Kingdom Panel on Takeovers and Mergers, or the Panel. The Panel has confirmed we are subject to the City Code.

The City Code provides a framework within which takeovers of certain companies organized in the United Kingdom are regulated and conducted. The following is a brief summary of some of the most important rules of the City Code:

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

If we are deemed or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2024 or in any prior or subsequent year, this may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our securities.

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

We do not believe we were a PFIC for 2023, but there can be no assurance that we will not be a PFIC in 2024 or for any other taxable year, as our operating results for any such years may cause us to be a PFIC. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our securities, and such U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or a QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the United States Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. However, because we do not intend to prepare or provide the information that would permit the making of a valid QEF election, such an election will not be available to United States holders.

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

We are unable to predict what tax changes may be enacted in the future or what effect such changes would have on our business, but such changes could affect our effective tax rates in countries where we have operations and could have an adverse effect on our overall tax position in the future, along with increasing the complexity, burden and cost of tax compliance. In addition, such changes could impact the holders of Ordinary Shares or Depositary Shares

ITEM 4.	INFORMATION ON THE COMPANY.

A.	History and Development of the Company

We were originally formed as a limited liability company under the laws of England and Wales in 2000 under the name Midatech Ltd, which acquired its base nanoparticle technology through an assignment of worldwide commercialization rights and joint ownership of patent rights from Consejo Superior de Investigaciones Cientificas, or CSIC, in Madrid, Spain. Midatech Ltd was a research and development focused biotech company which subsequently advanced and developed this gold nanoparticle drug delivery platform technology to enhance the delivery of medicines for major therapeutic indications where clinical therapeutic options are limited, with a particular focus on certain cancers, such as liver and brain cancer.

To better be able to continue the commercial development of the research and development programs of Midatech Ltd, Midatech Pharma PLC was incorporated on September 12, 2014 under the laws of England and Wales, to be the public holding company of Midatech Ltd and Midatech Pharma (Wales) Limited under registered number 09216368. On December 8, 2014, we completed our initial public offering of our Ordinary Shares in the United Kingdom.

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

 On March 24, 2023, we held a general meeting where our shareholders approved, among other things, a change of our name to “Biodexa Pharmaceuticals PLC” and the cancellation of admission of our Ordinary Shares from trading on AIM with effect from April 26, 2023. Additionally, the names of Midatech Ltd and Midatech Pharma (Wales) Limited were subsequently changed to Biodexa Ltd and Biodexa Pharmaceuticals (Wales ) Ltd, respectively.

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

Capital Expenditures

Our capital expenditures amounted to £0.2 million, £0.06 million and £0.32 million for the years ended December 31, 2023, 2022 and 2021, respectively.

For the years ended December 31, 2023, 2022 and 2021, our principal capital expenditures largely related to investment in our laboratory and pilot-scale manufacturing facility in Cardiff, Wales.

B.	Business Overview

Business Overview

We are a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs including Type 1 diabetes and rare/orphan cancers of the brain. Our lead asset, tolimidone is being developed for T1D and MTX110 is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma, diffuse midline glioma, or DMG, and medulloblastoma.

Tolimidone is a selective activator of the enzyme lyn kinase which increases phosphorylation of insulin substrate -1, thereby amplifying the signaling cascade initiated by the binding of insulin to its receptor. Lyn kinase modulates key intracellular functions such as proliferation, differentiation, apoptosis, migration and metabolism. In fat cells, lyn kinase increases utilization of insulin, thus decreasing blood sugar without having an effect on insulin production. In pancreatic islets, activation of lyn kinase promotes beta cell survival and proliferation, whereas its inhibition leads to cell death, prevents proliferation and precipitates diabetes.

MTX110, which is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma, DMG and medulloblastoma, is a liquid formulation of the histone deacetylase, panobinostat. Our proprietary formulation enables delivery of the product via convection-enhanced delivery at potentially chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and avoiding systemic toxicity.

Our clinical assets are supported by three proprietary drug delivery technologies focused on improving bio-delivery and bio-distribution of drugs through either sustained delivery (Q-SpheraTM), direct delivery (MidaSolveTM), or targeted delivery (MidaCoreTM):

•	Our Q-Sphera platform: Our disruptive polymer microsphere microtechnology is used for sustained delivery to prolong and control the release of therapeutics over an extended period of time, from weeks to months.

•	Our MidaSolve platform: Our innovative oligosaccharide nanotechnology is used to solubilize drugs so that they can be administered in liquid form directly and locally into tumors.

•	MidaCore platform: Our gold nanoparticle nanotechnology is used for targeting sites of disease by using either chemotherapeutic agents or immunotherapeutic agents.

Revenue. Revenue for the whole of the Company for the last three fiscal years is set out below.

	Year ended December 31,
(£ in thousands)	2023	2022	2021

Revenue (Europe, including United Kingdom)	381	699	578
Revenue (Rest of World)	--	--	--
Total Revenue from continuing and discontinued operations	381	699	578

Recent Developments

Acquisition of Tolimidone

On November 22, 2023, we entered into an Assignment and Exchange Agreement with Adhera Therapeutics, Inc., a Delaware corporation, and certain holders of secured loan notes issued by Adhera, pursuant to which Adhera agreed to assign all of its rights to the compound tolimidone to the Company, a selective activator of the enzyme lyn kinase which increase phosphorylation of insulin substrate -1, thereby amplifying the signaling cascade initiated by the binding of insulin to its receptor. Adhera previously entered into an exclusive license agreement with Melior Pharmaceuticals I, Inc., a Delaware corporation, for the development and commercialization of tolimidone in most territories other than China, South Korea and a number of smaller Asian territories which Melior licensed to Bukwang Pharmaceutical Co. Ltd., headquartered in South Korea.

Additionally, on November 22, 2023, we entered into a license agreement with Melior relating to the tolimidone compound. Under the License Agreement, at the closing of the transaction, the Company would obtain from Melior an exclusive, worldwide, sublicensable right to develop, manufacture, commercialize, or otherwise exploit products containing tolimidone for any field. In connection with the License Agreement, on November 22, 2023, Melior and Bukwang entered into an amendment to their License Agreement, dated November 20, 2013. Under this amendment, Melior and Bukwang agreed that, upon the Company securing a minimum of $4.0 million in new equity financing before September 30, 2024, the Bukwang License would terminate in its entirety and Bukwang would transfer to Melior all rights, titles and interests to certain investigational new drug applications, know-how and data, and patents relating to tolimidone.

On December 21, 2023, we completed the closing of the transactions contemplated by each of the Assignment and Exchange Agreement and the License Agreement. As a result of the Closings, (i) Adhera agreed to assign all of its rights to the compound tolimidone, to us and (ii) we acquired from Melior an exclusive, worldwide, sublicensable right to develop, manufacture, commercialize, or otherwise exploit products containing tolimidone for any field. As consideration, (i) we made an upfront payment under the Assignment and Exchange Agreement of $640,000 to Adhera and issued (x) an aggregate of 224,947 Depositary Shares to certain Secured Noteholders in satisfaction of the Adhera Secured Notes, and (y) an aggregate of 2,275,050 pre-funded warrants, or the December 2023 Private Placement Pre-Funded Warrants, to purchase Depositary Shares to certain of the Secured Noteholders, and (ii) issued to Melior 354,428 of our Depositary Shares. Subject to satisfaction of certain obligations under the License Agreement, we expect to issue 354,428 of our Depositary Shares to Bukwang.

In addition, at the time of the Closing, we entered into a registration rights agreement and lock-up agreement with each of the Secured Noteholders and Melior, and we expect to enter into the same with Bukwang.

Further, under each of the lock-up agreements, in respect of Depositary Shares received pursuant to the Assignment and Exchange Agreement and the License Agreement, the holders agreed not to resell their Depositary Shares until the earlier of (i) 90 days following the date this Registration Statement on Form F-1 is declared effective, and (ii) 180 days following the Closings. During the 90 days following the Resale Effective Date, the Secured Noteholders may, as a group, and each of Melior and Bukwang, sell up to an aggregate of 30% and 5.5%, respectively, of the daily trading volume of our Depositary Shares traded on the NASDAQ Capital Market, unless the Depositary Share price equals or exceeds $3.00, in which case the holders may sell unlimited Depositary Shares for as long as the market price remains at or above $3.00 per Depositary Share.

Tolimidone Developments

On February 7, 2024, we announced that the U.S. Patent and Trademark Office had allowed U.S. patent application No. 16/546,595 titled “Prevention of Pancreatic Cell Degeneration” which was exclusively licensed to us by Melior, along with other patents, in connection with the Closings.

On February 23, 2024, we announced that, on our behalf, a CRO had conducted an in vitro experiment designed to demonstrate tolimidone’s potential for beta cell proliferation using reaggregated pancreatic islets. The results of the experiment were inconclusive in that they did not correlate with the results previously seen in in vitro and in vivo studies of tolimidone. We believe there are a number of possible explanations to the outcome of this in vitro study and accordingly, we plan to move ahead with an in vivo preclinical study with similar objectives while continuing preparations for our planned Phase IIa open-label study of tolimidone in patients with T1D, due to start recruitment later in 2024.

Completion of Underwritten Public Offering

On December 21, 2023, we completed the closing of an underwritten public offering, pursuant to which we issued and sold (i) 1,088,887 Class A Units at a public offering price of $2.00 per Class A Unit, with each Class A Unit consisting of (a) one Depositary Share, (b) one Series E warrant to purchase one Depositary Share at an exercise price of $2.20 per share, which will expire on the five-year anniversary of the initial exercise date, and (c) one Series F warrant to purchase one Depositary Share at an exercise price of $2.20 per share, which will expire on the one-year anniversary of the initial exercise date, and (ii) 1,911,176 Class B Units, at a public offering price of $1.9999 per Class B Unit, with each Class B Unit consisting of (a) one pre-funded warrant, (b) one Series E Warrant, and (c) one Series F Warrant, which included the full exercise of the over-allotment option. The aggregate gross proceeds to the Company were approximately $6.0 million.

In connection with the closing of the December Public Offering, we issued to Ladenburg Thalmann & Co., Inc, the underwriter in the December Public Offering, warrants to purchase 120,003 of our Depositary Shares, or the Underwriter Warrants, which is equal to 4.0% of the total Depositary Shares (including Depositary Shares underlying any pre-funded warrants issued in the December Public Offering) sold at the closing of the December Public Offering. The Underwriter Warrants are exercisable at a per share exercise price of $2.50. The Underwriter Warrants are exercisable immediately upon issuance, at any time and from time to time, in whole or in part, during the three-year period commencing from the commencement of sales in the December Public Offering, and otherwise on substantially similar terms to the Series E Warrants and Series F Warrants issued to the investors as part of the December Public Offering.

Additionally, pursuant to the terms of the Underwriting Agreement, dated December 19, 2021, by and between the Company and the Underwriter, we agreed to be subject to a lock-up on, among other things, subsequent equity sales which will last until 90 days following December 21, 2023. The Company has also agreed to not issue any securities that are subject to a price reset based on the trading prices of the Company’s ordinary shares or upon a specified or contingent event in the future or enter into any agreement to issue securities at a future determined price for a period of 180 days following December 21, 2023, subject to certain exceptions.

MTX110 Developments

On January 12, 2023, we announced that, following completion of one-month treatment with MTX110 in our first patient, our Phase I study of MTX110 in recurrent glioblastoma (also known as the MAGIC-G1 study) would continue with a planned dose escalation following positive recommendation from the study’s DSMB. MAGIC-G1 is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by CED via implanted refillable pump and catheter. The study aims to recruit two cohorts (cohort A and cohort B), each with a minimum of four patients; the first cohort received MTX110 following implantation of the CED system and the second cohort will also receive MTX110 but with the option of the treating investigator to re-position the catheter into an area of new lesion upon progression, with the objective of increasing tumor coverage and survival.

The first patient in cohort A was dosed at 60uM of MTX110 via direct-to-tumor delivery and received 13 48-hour infusions over a period of 19 weeks. No treatment-associated adverse events were noted in the patient during this period. Following successful completion of the first month of treatment, the DSMB reviewed the available data and recommended dose escalation in the study to 90uM, which we believe is the optimal dose. To date, there have been no dose-limiting toxicities.

On October 3, 2023, we announced the completion of recruitment into cohort A with the minimum number of four patients. Enrollment in cohort B was approved by the DMSB in October 2023. We expect interim progression-free survival results to be available in the second quarter of 2024.

On July 10, 2023, we announced the completion of enrollment and the treatment of nine pediatric patients with DMG in the ongoing Phase I study of MTX110 at Columbia University Irving Medical Center. All of the patients, aged four to 17 years old, received radiation therapy as per the institutions’ standard of care. Each patient subsequently underwent surgery with implantation of an intratumoral catheter and a programmable subcutaneous pump and eight out of nine received two infusions of MTX110 via CED separated by a period of one week. Concentrations of 30, 60 or 90 µM were delivered with no intra-patient dose escalation. To date, no dose limiting toxicities related to the study drug have been reported. The median overall survival rate for the cohort was 26.1 months.

On February 8, 2024, we announced an update on our Phase I study in recurrent GBM. Because no drug-related adverse events were observed within the first 30 days from start of treatment, the minimum number of four patients were recruited into Cohort A. Patient 1 received weekly infusions of 60µM of MTX110 and survived for 12 months from the start of treatment (OS=12). Patients 2, 3 and 4 each received weekly infusions of 90µM of MTX110, the expected optimum dose. and remain in the study. GBM universally recurs and once it does median overall survival according to a retrospective analysis of 299 patients reported in the Journal of Neuro-Oncology is 6.5 months. Currently, no standard of care is established for recurrent GBM.

On February 23, 2023 we announced top line results from the Phase I study of MTX110 in patients with DMG, conducted by Columbia University Irving Medical Center. Nine patients were treated in the study (30 μM group, n=3; 60 μM group, n=4; 90 μM group (optimal dose), n=2). As this was the first ever study of repeated infusions to the pons via CED, the primary objective of the study was safety and tolerability and, accordingly, the number of infusions was limited to two, each of 48 hours, 7 days apart. One patient in the 60 μM group suffered a severe adverse event assessed by the investigators as not related to the study drug but related to the infusion and tumor anatomy. Although the study was not powered to reliably demonstrate efficacy, median progression free survival was 10 months from diagnosis (PFS=12) while median overall survival was 16.5 months (OS=16.5).

Our Strategy

In early 2023, we decided to re-position the Company as therapeutics (as opposed to drug delivery) company and we began looking for additional assets to complement our MTX110 programs. The delivery of proof-of-concept clinical data is the primary focus of our business model going forward.

Our proprietary drug delivery technologies are no longer a key priority for the Company.

Development

Our intention is to build a balanced portfolio of clinical-stage development assets, ideally with a focus on rare / orphan indications. Tolimidone, which was in-licensed in December 2023, is a Phase II ready asset which we intend to develop for T1D. MTX110 is currently in Phase I development for three rare / orphan brain cancers.

Our aim is to develop our clinical assets to proof-of-concept stage before securing partners to undertake the most expensive, later stage development.

 Our research and development programs may, like MTX110, be based on one or more of our enabling technologies.

Manufacturing

We do not intend to establish our own manufacturing capabilities. For clinical trial material we utilize GMP-certified contract manufacturers.

Commercialization

Once proof-of-concept has been established, we intend to seek to license our products to a partner who would complete the development, and subsequently market and sale, of the product in an agreed upon licensed territory. In addition to reimbursement of development costs, the partner would be expected to make milestone payments based on sales targets and royalty payments.

Pipeline

We are actively pursuing the development of tolimidone in T1D and MTX110 in three indications. Our development pipeline is as follows:

Current Clinical Stage Assets

Tolimidone. Tolimidone was originally discovered by Pfizer Inc., or Pfizer, and was developed through Phase II for the treatment of gastric ulcers. Pfizer undertook a broad pre-clinical program to characterize the pharmacology, pharmacokinetics, metabolism and toxicology of tolimidone. Pfizer discontinued development of the drug due to lack of efficacy for that indication in Phase II. Tolimidone is a selective activator of the enzyme Lyn kinase which increases phosphorylation of insulin substrate -1, thereby amplifying the signaling cascade initiated by the binding of insulin to its receptor.

We intend to develop tolimidone for the treatment of T1D. As a lyn kinase activator, tolimidone has been shown in preclinical experiments to have a role in beta cell survival and proliferation. If replicated in clinical studies, tolimidone could have the potential to be disease modifying and change the treatment paradigm for T1D. T1D affects approximately 8.4 million people worldwide and there are approximately 500,000 new diagnoses per annum.

As a first step in the planned continued clinical development of tolimidone, we intend to initiate a Phase IIa dose confirmation study to establish the optimum dose of tolimidone in patients with T1D. The Phase IIa study will be open-label in approximately 15 patients with T1D treated over a period of three months with endpoints of change in C-peptide levels, HbA1c and number of hyperglycemic events.

 For additional information regarding tolimidone, see “—Recent Developments—Tolimidone Developments”.

MTX110. Using our MidaSolve technology in combination with panobinostat, an otherwise insoluble drug and one that we believe is among the most effective agents, MTX110 is designed for direct-to-tumor treatment of intractable brain cancers. Panobinostat is currently marketed under the brand Farydak® which is used orally in combination therapy for the treatment of multiple myeloma. We are currently researching the utility of MTX110 to proof-of-concept stage in three indications:

Glioblastoma Multiforme (GBM): GBM is the most common and aggressive form of brain cancer in adults, usually occurring in the white matter of the cerebrum. Treatments include radiation, surgical resection and chemotherapy although, in almost all cases, tumors recur. Based on available date from the American Association of Neurosurgeons, there are approximately 2-3/100,000 population diagnoses of GBM per annum. Survival with standard of care treatment ranges from approximately 13 months in patient with an unmethylated MGMT gene promotor to approximately 30 months in patients with a highly methylated MGMT gene promotor. Studies show the global GBM treatment market was valued at approximately $2.46 billion in 2022, with expected growth of 9.7% per annum through 2030.

Following IND approval in December 2021, we are in the process of recruiting patients in a Phase I study to assess the utility of MTX110 in recurrent GBM. The Phase I study is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by CED via implanted refillable pump and catheter. The study aims to recruit two cohorts, each with a minimum of four patients; the first cohort will receive MTX110 only and the second cohort will receive MTX110 but with the option of the treating investigator to re-position the catheter into an area of new lesion upon progression, with the objective of increasing tumor coverage and survival.

Diffuse Midline Glioma (DMG): DMG, formerly known as diffuse intrinsic pontine glioma (DIPG), tumors are located in the pons (middle) of the brain stem and are diffusely infiltrating. Occurring mostly in children, approximately 1,100 patients worldwide and 300 in the United States are diagnosed with DMG per annum and median survival is approximately 10 months. There is no effective treatment since surgical resection is not possible. The standard of care is radiotherapy, which transiently improves symptoms and survival. Chemotherapy does not improve survival and one likely reason is that many anti-cancer drugs cannot cross the blood-brain barrier to access the tumor.

In October 2020, we reported the first-in-human study by the University of California, San Francisco of MTX110 in DMG using a CED system. The Phase I study established a recommended dose range for Phase II, a good safety and tolerability profile but also encouraging survival data in the seven patients treated.

In February 2024 we announced top line results from the Investigator-Initiated Study of MTX110 in pediatric patients with DMG conducted by Columbia University Irving Medical Center. Nine patients were treated in the study (30 μM group, n=3; 60 μM group, n=4; 90 μM group (optimal dose), n=2). One patient in the 60 μM group suffered a severe adverse event assessed by the investigators as not related to the study drug but related to the infusion and tumor anatomy. Median progression free survival was 10 months from diagnosis (PFS=12) while median overall survival was 16.5 months (OS=16.5).

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

In 2020, our non-exclusive worldwide, sublicensable license to certain patents of panobinostat was terminated by Secura Bio. We view MTX110 as an important asset and currently have two ongoing clinical trials for MTX110 and intend to commence two further clinical trials as part of our MTX110 clinical program. We continue to enjoy freedom to use panobinostat for research purposes and we plan to continue to pursue development of MTX110. We believe that the relevant Secura Bio patents may delay a launch of MTX110 for use in patients with DMG should the product receive accelerated approval, however we do not anticipate it would have any impact on launching MTX110 for use in patients with GBM. If we are unable to launch a product candidate until the patent expires, there could be a material adverse effect on our business, financial condition and results of operations.

For additional information regarding MTX110, see “—Recent Developments—MTX110 Developments.

 Current Preclinical Asset

MTD217. Our program is centered around a water-soluble drug formulation that can be easily infused or injected simultaneously, or sequentially, directly into the cancer microenvironment, disrupting metabolic functions in a highly localized manner and limiting off-target toxicity. Our initial target is treatment of leptomeningeal disease, or LMD, a lethal complication in which metastatic cancer cells invade the cerebrospinal fluid and central nervous system. Approximately 5% of all cancer patients develop LMD and, with no effective treatments currently available, median overall survival is just three to six months post- diagnosis.

Commercial Agreements, Strategic Partnerships and Collaborations

We are currently collaborating with biopharmaceutical companies, contract research organizations and universities on several of our development programs.

On July 21, 2020, we announced a collaboration with the European affiliate of a global pharmaceutical company to deploy our in-house expertise and proprietary drug delivery platforms towards product candidates nominated by the collaborating company. On January 17, 2022, we announced the extension of this collaboration and disclosed the collaborator as Janssen, an affiliate of Johnson & Johnson. On March 9, 2022, we announced we had extended this collaboration to include another large molecule. The final deliverables were provided to Janssen and the collaboration concluded in September 2023.

Melior License. On November 22, 2023, we entered into the License Agreement with Melior, relating to the tolimidone compound. Under the License Agreement, we obtained from Melior an exclusive, worldwide, sublicensable right to develop, manufacture, commercialize, or otherwise exploit products containing tolimidone for any field.

Pursuant to the terms of the License Agreement, we issued to Melior 354,428 Depositary Shares in upfront consideration, and agreed to issue the same to Bukwang. In addition, we are obligated to pay single digit tiered royalties on net sales of tolimidone to Melior, with Melior agreeing to pay to Bukwang 50% of such royalties pursuant to the Proposed Royalty Agreement.

Under the License Agreement, we, at our own cost, have the right to control the prosecution, maintenance and enforcement of the tolimidone patents, while Melior has certain step-in rights if we elect not to prosecute and maintain such tolimidone patents. The License Agreement may be terminated by Melior if we fail to meet various development diligence obligations.

In connection with the License Agreement, on November 22, 2023, Melior and Bukwang entered into an amendment to the Bukwang License. Under the Bukwang Amendment, Melior and Bukwang agreed that, upon us securing a minimum of $4.0 million in new equity financing before the Financing Date, the Bukwang License shall terminate in its entirety and Bukwang shall transfer to Melior all rights, titles and interests to certain INDs, know-how and data, and patents relating to tolimidone.

Under the Bukwang Amendment, upon the Financing Date, Melior and Bukwang will enter into the Proposed Royalty Agreement pursuant to which Bukwang shall be entitled to 50% of all payments Melior receives under the Tolimidone License, including: (i) 50% of the equity issued by us under the Tolimidone License, and (ii) 50% of the royalties that we will pay to Melior. Further, under the Proposed Royalty Agreement, Bukwang will pay to Melior $100,000 in consideration for Melior’s waiver of Bukwang’s obligation to pay patent costs pursuant to the Bukwang License, and Melior will take back responsibility for all tolimidone patent prosecution and maintenance costs.

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

Research and Development

We have leased a laboratory in Cardiff, Wales in which we are able to undertake basic formulation and analytical work.

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

We have developed a strong intellectual property base globally, comprising patents, know-how, and trade secrets. Currently, we have 101 granted patents, 23 applications in process, in each case covering all major world markets, and 14 separate patent families covering all major regions. We continue to strengthen our patent portfolio by strategically submitting new patents and divisional patent applications based on our active research and development activities. Central to our business are our three intellectual property technologies that are designed to enable the targeted delivery, i.e. right place, and controlled sustained release, i.e. right time, of existing therapeutic drugs. These technologies have broad applications in multiple therapeutic areas and offer the potential to create multiple revenue opportunities.

Patent rights have been granted in all the major world markets, including Europe, the United States and Japan, or the Key Markets. The granted patents and pending patent applications in our patent families are owned solely by us, co-owned with other parties or in-licensed to us. These include patents related to methods of use of tolimidone and MTX110 as well as patents covering sustained release drug delivery, nano-inclusion technology and nanoparticle technology.

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

Review and Approval of Drugs in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and implementing regulations. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of enforcement letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, exclusion from participation in government sponsored healthcare programs such as Medicare, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice, or the DOJ, or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical (or nonclinical) laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND application, which must take effect before human clinical trials may begin;

•	approval of clinical protocols by an independent institutional review board, or IRB, or ethics committee representing each clinical site before each site may enroll subjects;

•	potential initiation and completion of successive clinical trials that establish safety dose ranges;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, and other clinical-trial related regulations to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a new drug application, or NDA, or a biologics license application, or BLA;

•	review of the submission by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and securing FDA approval of the NDA or BLA;

•	agree to comply with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, and post-approval studies required by the FDA; and

•	FDA review and approval of the NDA or licensure of the BLA.

Preclinical Studies

Preclinical studies include laboratory evaluation of the purity and stability of the manufactured drug substance or API and the formulated finished drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. Some long-term nonclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.

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

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the clinical trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Accordingly, submission of an IND may not result in the FDA allowing clinical trials to commence. A separate submission to an existing IND must also be made for each successive clinical trial conducted during development of a product candidate, and the FDA must grant permission, either explicitly in writing or implicitly by not objecting, before each clinical trial can begin.

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

Information about certain clinical trials, including details of the protocol and eventually study results, must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their ClinicalTrials.gov website. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The U.S. Department of Health and Human Services’ Final Rule and NIH’s complementary policy on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and both NIH and FDA have brought enforcement actions against non-compliant clinical trial sponsors.

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

In the Consolidated Appropriations Act for 2023, Congress amended the FDCA to require sponsors of a Phase III clinical trial, or other “pivotal study” of a new drug to support marketing authorization, to submit a diversity action plan for such clinical trial. The action plan must include the sponsor’s diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. A sponsor must submit a diversity action plan to FDA by the time the sponsor submits the trial protocol to the agency for review. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect Phase III trial planning and timing or what specific information FDA will expect in such plans, but if FDA objects to a sponsor’s diversity action plan and requires the sponsor to amend the plan or take other actions, it may delay trial initiation.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted with an NDA or BLA.

Submission of an NDA or BLA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product candidate for one or more indications. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. In particular, a BLA must contain proof of the biological product candidate’s safety, purity, potency and efficacy for its proposed indication or indications. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee, and the sponsor of an approved NDA is also subject to an annual program user fee. These fees are typically increased annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver of the application fee for the first application filed by a qualifying small business.

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

Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other drugs, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. For fast track products, sponsors may have more frequent interactions with the FDA and the FDA may initiate review of sections of a fast track product’s NDA or BLA before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees upon submission of the first section of the NDA or BLA. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the NDA is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

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

The FDA may designate a product for priority review if it is a drug that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, at the time that the marketing application is submitted, on a case-by-case basis, whether the proposed drug represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months for an original BLA or for an NME NDA from the date of filing.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast track designation, breakthrough therapy designation, and priority review do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval and may not ultimately expedite the development or review process.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a drug or biologic for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination from well-controlled clinical trials that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug or biologic when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Drugs and biologics granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

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

The FDA’s Decision on an NDA or BLA

The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. The FDA reviews a BLA to determine, among other things whether the product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. The approval process is lengthy and often difficult, and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA or BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase IV clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, such as REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. The FDA may also require an applicant to develop a REMS as a condition of approval to ensure that the benefits of the product outweigh its risks and to assure its safe use. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. If the FDA concludes a REMS is needed as a condition of approval, the sponsor must submit a proposed REMS during the application review process; the FDA will not approve the NDA without an approved REMS, if required. The requirement for a REMS can materially affect the potential market and profitability of a product. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

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

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. Furthermore, the Drug Supply Chain Security Act, or DSCSA, was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States, including most biological products. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period, which culminated in November 2023. Most recently, the FDA announced a one-year stabilization period to November 2024, giving entities subject to the DSCSA additional time to finalize interoperable tracking systems and to ensure supply chain continuity. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

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

In contrast, Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. A Section 505(b)(2) applicant may eliminate the need to conduct certain preclinical or clinical studies, if it can establish that reliance on studies conducted for a previously approved product is scientifically appropriate. Unlike the ANDA pathway used by developers of bioequivalent versions of innovator drugs, which does not allow applicants to submit new clinical data other than bioavailability or bioequivalence data, the 505(b)(2) regulatory pathway does not preclude the possibility that a follow-on applicant would need to conduct additional clinical trials or nonclinical studies; for example, they may be seeking approval to market a previously approved drug for new indications or for a new patient population that would require new clinical data to demonstrate safety or effectiveness. The FDA may then approve the new product for all or some of the label indications for which the RLD has been approved, or for any new indication sought by the Section 505(b)(2) applicant, as applicable.

In addition, under the Hatch-Waxman amendments, the FDA may not approve an ANDA or 505(b)(2) NDA until any applicable period of non-patent exclusivity for the RLD has expired. These market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. In cases where such exclusivity has been granted, an ANDA or 505(b)(2) NDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification (as described below), in which case the applicant may submit its application four years following the original product approval.

The FDCA also provides for a period of three years of data exclusivity for an NDA, 505(b)(2) NDA or supplement thereto if one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant are deemed by the FDA to be essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving follow-on applications for drugs containing the original active agent. Five-year and three-year exclusivity also will not delay the submission or approval of a traditional NDA filed under Section 505(b)(1) of the FDCA. However, an applicant submitting a traditional NDA would be required to either conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Hatch-Waxman Patent Certification and the 30-Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that a Section 505(b)(2) NDA applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that:

I.	the required patent information has not been filed by the original applicant;

II.	the listed patent has expired;

III.	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

IV.	the listed patent is invalid, unenforceable or will not be infringed by manufacture, use or sale of the new product.

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

Reference Product Exclusivity for Biological Products

In March 2010, the Patient Protection and Affordable Care Act, or ACA, was enacted in the United States and included the Biologics Price Competition and Innovation Act of 2009, or the BPCIA. The BPCIA amended the PHSA to create an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. To date, the FDA has approved a number of biosimilars, and numerous biosimilars have been approved in Europe. The FDA has also issued several guidance documents outlining its approach to reviewing and approving biosimilars and interchangeable biosimilars, and has created a public database that contains information on all FDA-licensed biological products, including biosimilars, called the Purple Book.

A biosimilar product is defined as one that is highly similar to a reference product notwithstanding minor differences in clinically inactive components and for which there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity and potency of the product. An interchangeable product is a biosimilar product that can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Upon licensure by the FDA, an interchangeable biosimilar may be substituted for the reference product without the intervention of the healthcare provider who prescribed the reference product.

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

The BPCIA is complex and is still being interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of litigation. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to significant uncertainty.

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

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. The law now requires the FDA to send a PREA Non-Compliance letter to sponsors who have failed to submit their pediatric assessments required under PREA, have failed to seek or obtain a deferral or deferral extension or have failed to request approval for a required pediatric formulation. It further requires the FDA to publicly post the PREA Non-Compliance letter and sponsor’s response. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation, although FDA has taken steps to limit what it considers abuse of this statutory exemption in PREA by announcing that it does not intend to grant any additional orphan drug designations for rare pediatric subpopulations of what is otherwise a common disease.

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

If a product with orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication for which the orphan product has exclusivity or for the same product but for a different indication (which could then be used off-label in the orphan indication). If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

Patent Term Restoration and Extension

The term of a United States patent that covers a drug, biological product or medical device approved pursuant to a PMA may also be eligible for patent term extension when FDA approval is granted, provided that certain statutory and regulatory requirements are met. The length of the patent term extension is related to the length of time the product is under regulatory review while the patent is in force. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration date set for the patent. However, patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent applicable to an approved drug may be granted an extension, and the extension must be applied for prior to expiration of the patent. The United States Patent and Trade Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug, provided that statutory and regulatory requirements are met.

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

Regulation and Marketing Authorization in the European Union

The process governing approval of medicinal products in the European Union follows essentially the same lines as in the United States and, likewise, generally involves satisfactorily completing each of the following:

•	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the applicable European Union good laboratory practice regulations;

•	submission to the relevant national authorities of a clinical trial application, or CTA, which must be approved before human clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication;

•	submission to the relevant competent authorities of a marketing authorization application, or MAA, which includes the data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product in clinical development and proposed labeling;

•	satisfactory completion of an inspection by the relevant national authorities of the manufacturing facility or facilities, including those of third parties, at which the product is produced to assess compliance with strictly enforced current cGMP;

•	potential audits of the non-clinical and clinical trial sites that generated the data in support of the MAA; and

•	review and approval by the relevant competent authority of the MAA before any commercial marketing, sale or shipment of the product.

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

Clinical Trial Approval

The new Clinical Trials Regulation, (EU) No 536/2014, which took effect on January 31, 2022, aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the Clinical Trials Information System, or CTIS; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the appointed reporting Member State, whose assessment report is submitted for review by the sponsor and all other competent authorities of all European Union Member States in which an application for authorization of a clinical trial has been submitted (Concerned Member States). Part II is assessed separately by each Concerned Member State. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the Concerned Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

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

In April 2023 the European Commission issued a proposal that will revise and replace the existing general pharmaceutical legislation. If adopted and implemented as currently proposed, these revisions will significantly change several aspects of drug development and approval in the European Union.

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

General Data Protection Regulation

As further discussed in “Risk Factors” under the heading “We may incur substantial costs in our efforts to comply with evolving global data protection laws and regulations, and any failure or perceived failure by us to comply with such laws and regulations may harm our business and operations,” the collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the European Union and United Kingdom, including personal health data, is subject to the GDPR and UK GDPR, respectively, which are wide-ranging in scope and impose numerous requirements on companies that process personal data, impose strict rules on the transfer of personal data to countries outside the European Union and United Kingdom, respectively, and permits data protection authorities to impose large penalties for violations. Compliance with the GDPR and UK GDPR is a rigorous and time-intensive process that may increase the cost of doing business or require companies to change their business practices to ensure full compliance.

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

The Medicines and Healthcare products Regulatory Agency, or MHRA, is responsible for regulating the United Kingdom medicinal products market (Great Britain and Northern Ireland). In order to market medicines in the United Kingdom, manufacturers must hold a United Kingdom authorization. On January 1, 2021, all European Union marketing authorizations were converted to United Kingdom marketing authorizations subject to a manufacturer opt-out. The United Kingdom has introduced a separate UK-specific processes for regulatory submissions and medicinal product MA, and MHRA guidance states that the United Kingdom will have the power to take into account marketing authorizations made under the European Union decentralized and mutual recognition procedures. On January 1, 2024, the MHRA launched the International Recognition Procedure, or IRP, which provides for an expedited authorization procedure for products that have received positive marketing authorization decisions from trusted partner agencies, such as the EMA or the FDA. There are two available routes for assessment and recognition under the IRP:

•	Recognition Route A – 60 days from validation of submission

o	Application must be based on a Reference Regulatory, or RR, MA within the previous two years

o	Any significant differences from the quality dossier approved by the RR requires assessment under Recognition Route B

o	Evidence of GMP compliance for manufacturing sites should be provided with submission

o	None of the Recognition Route B criteria are met

•	Recognition Route B – 110 days from validation of submission with one planned clock stop (up to 60 days) at day 70 to allow applicant to respond to issues identified during review

o	Application must be based on a RR marketing authorization within the previous ten years.

o	Criteria requiring Recognition Route B include, among other things:

▪	The RR granted a conditional or exceptional circumstances marketing authorization

▪	Additional manufacturing sites included in the application were not assessed by the RR or a manufacturing site is not GMP certified

▪	There are substantial changes to the manufacturing process compared to the process approved by the RR

▪	Certain product types (e.g., advanced therapy medicinal products, orphan medicines, over-the-counter medicines)

▪	A Risk Management Plan was not assessed by the RR

▪	The RR required one or more post-authorization safety studies for the product

▪	A companion diagnostic is necessary for correct use of the product

United Kingdom medicines legislation is subject to future regulatory change under the Medicines and Medical Devices Act 2021. This act sets out a new framework for the adoption of medicines regulation.

Different rules apply in Northern Ireland following implementation of the Northern Ireland Protocol, under which European Union central marketing applications continue to apply there. However, in March 2023, the United Kingdom government and the European Commission reached agreement on a regulatory framework to replace the Northern Ireland Protocol, referred to as the Windsor Framework. The Windsor Framework is expected to apply as of January 1, 2025 and will change the existing system under the Northern Ireland Protocol, including the regulation of pharmaceutical products in the UK. Specifically, the MHRA will be responsible for approving all medicines intended to be marketed in the UK (i.e., Great Britain and Northern Ireland), while the EMA will no longer be involved in approving medicines intended for sale in Northern Ireland.

The Trade and Cooperation Agreement, which sets forth a framework for partnership between the European Union and the United Kingdom, became effective as of January 1, 2021. The Trade and Cooperation Agreement between the European Union and the United Kingdom contains an Annex in relation to medicinal products with the objective of facilitating availability of medicines, promotion of public health and consumer protection in respect of medicinal products. The Annex provides for mutual recognition of good manufacturing practice (GMP) inspections and certificates, meaning that manufacturing facilities do not need to undergo duplicate inspections for the two markets. The Annex establishes a Working Group on Medicinal Products to deal with matters under the Trade and Cooperation Agreement, facilitate co-operation and for the carrying out of technical discussions. It is expected that further bilateral discussions will continue with respect to regulatory areas not the subject of the Trade and Cooperation Agreement, including pharmacovigilance. The Trade and Cooperation Agreement also does not include reciprocal arrangements for the recognition of batch testing certification. However, the United Kingdom has listed approved countries, including the EEA which will enable UK importers and wholesales to recognize certain certification and regulatory standards. The European Commission has not adopted such recognition procedures.

It is expected that the establishment of a separate United Kingdom authorization system, albeit with transitional recognition procedures in the United Kingdom, will lead to additional regulatory costs. In addition, additional regulatory costs may be incurred with respect to the lack of mutual recognition of batch testing and related regulatory measures.

Healthcare Law and Regulation

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations include the following:

•	the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid; A person or entity does not need to have actual knowledge of the Anti-Kickback Statute or specific intent to violate it to have committed a violation;

•	the federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payers if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

•	the Civil Monetary Penalties Law, which prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	the federal transparency requirements of the Physician Payment Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies covered by Medicare, Medicaid or a state plans under CHIPs to report to the Centers for Medicaid Services, or CMS, information related to payments and other transfers of value to physicians, certain non-physician advanced healthcare practitioners, and teaching hospitals or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals as well as certain ownership and investment interests held by physicians and their immediate family members; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

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

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product and therapeutic candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product and therapeutic candidates that obtain marketing approval. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product and therapeutic candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

In addition, the containment of healthcare costs has become a priority of federal and state governments and the prices of therapeutics have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement, and requirements for substitution of generic and biosimilar products for branded prescription medicines and biologics, respectively. In recent years, the U.S. Congress has considered reductions in Medicare reimbursement levels for medicines administered by physicians. CMS, the agency that administers the Medicare and Medicaid programs, also has authority to revise reimbursement rates and to implement coverage restrictions for most drugs and biologics. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products we may market in the future. While Medicare regulations apply only to pharmaceutical benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

The ACA, as amended by the Health Care and Education Affordability Reconciliation Act, was enacted in 2010 and substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly impacted the pharmaceutical industry. The ACA was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical manufacturers, and impose additional health policy reforms. With regard to biopharmaceutical products, the ACA, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for therapeutics that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees on manufacturers of certain branded prescription medicines, created a new Medicare Part D coverage gap discount program, and expanded the 340B drug discount program. As another example, the 2021 Consolidated Appropriations Act signed into law on December 27, 2020 incorporated extensive healthcare provisions and amendments to existing laws, including a requirement that all manufacturers of medicines and biological products covered under Medicare Part B report the product’s average sales price, to the U.S. Department of Health and Human Services beginning on January 1, 2022, subject to enforcement via civil money penalties.

Legislative and regulatory changes under the ACA remain possible, but it is unknown what form any such changes or any law would take and how or whether it may affect the biopharmaceutical industry as a whole or our business in the future. We expect that changes or additions to the ACA, the Medicare and Medicaid programs and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry in the United States.

In addition, there has been heightened governmental scrutiny over the manner in which biopharmaceutical manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to medicine pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of medicines under Medicare, and reform government program reimbursement methodologies for pharmaceutical products. Notably, on December 20, 2019, the Further Consolidated Appropriations Act for 2020 became law (P.L. 116-94) and included a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act of 2019, or the CREATES Act. The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. Because generic and biosimilar product developers need samples to conduct certain comparative testing required by the FDA, some have attributed the inability to timely obtain samples as a cause of delay in the entry of generic and biosimilar products. To remedy this concern, the CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Whether and how generic and biosimilar product developments will use this new pathway, as well as the likely outcome of any legal challenges to provisions of the CREATES Act, remain highly uncertain and its potential effects on our future commercial products are unknown.

More recently, in August 2022, President Biden signed into the law the Inflation Reduction Act of 2022, or the IRA. Among other things, the IRA has multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. Starting in 2023, a manufacturer of a drug or biological product covered by Medicare Parts B or D must pay a rebate to the federal government if the drug product’s price increases faster than the rate of inflation. This calculation is made on a drug product by drug product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, starting in payment year 2026, CMS will negotiate drug prices annually for a select number of single-source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease. CMS has begun to implement these new authorities and entered into the first set of agreements with pharmaceutical manufacturers to conduct price negotiations in October 2023. However, the IRA’s impact on the pharmaceutical industry in the United States remains uncertain, in part because multiple large pharmaceutical companies and other stakeholders (e.g., the U.S. Chamber of Commerce) have initiated federal lawsuits against CMS arguing the program is unconstitutional for a variety of reasons, among other complaints. Those lawsuits are currently ongoing.

At the state level in the United States, legislatures have also increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and in some cases, designed to encourage importation from other countries and bulk purchasing. For example, in recent years, several states have formed PDABs. Much like the IRA’s drug price negotiation program, these PDABs have attempted to implement UPLs on drugs sold in their respective states in both public and commercial health plans. In August 2023, Colorado’s PDAB announced a list of five prescription drugs that would undergo an affordability review. The effects of these efforts remain uncertain pending the outcomes of several federal lawsuits challenging state authority to regulate prescription drug payment limits. Furthermore, in December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers and other members of the healthcare and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area. The Federal Trade Commission in mid-2022 also launched sweeping investigations into the practices of the PBM industry that could lead to additional federal and state legislative or regulatory proposals targeting such entities’ operations, pharmacy networks, or financial arrangements. Significant efforts to change the PBM industry as it currently exists in the United States may affect the entire pharmaceutical supply chain and the business of other stakeholders, including biopharmaceutical developers like us. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

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

Competition

 We also face competition from numerous sources including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. Many of our competitors may have significantly greater research capabilities, as well as financial, product development, manufacturing, and marketing resources.

There are relatively few products available for the treatment of T1D. Exogenous insulin in its various forms is used to compensate for the lack of endogenous insulin common to all T1D patients. More recently, teplizumab, the first disease-modifying treatment of T1D, has been approved for the delay of Stage 3 T1D. A number of companies are researching potentially disease-modifying approaches to T1D including stem cell therapies by Vertex Pharmaceuticals, Inc. and CRISPR Therapeutics AG and SAB Biotherapeutics, Inc. is developing an immunotherapeutic. The JDRF T1D Fund has invested in approximately 30 private companies working on a variety of approaches to the treatment of T1D. There are over 400 studies listed as recruiting in T1D based on the clinicaltrials.gov website.

There are a limited number of products approved for the treatment of GBM with the current standard of care being surgical resection followed by radiation in combination with temozolomide. There is no formalized standard of care for the treatment of recurrent GBM or DMG. There are a number of companies researching potential therapeutic treatments of GBM including CNS Pharmaceuticals, Inc. and Plus Therapeutics, Inc. Chimerix Inc. is among a number of companies developing a product for DMG. There are approximately 340 studies listed as recruiting in GBM and approximately 70 studies recruiting in DMG based on the clinicaltrials.gov website.

Manufacturing

We do not have our own manufacturing facilities and we rely on GMP-certified contract manufacturers for our clinical trial material.

Environmental Matters and Seasonality

We may from time to time be subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on it. The operation of our laboratory-scale manufacturing facility, however, entails risks in these areas. Significant expenditures could be required in the future if these facilities are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

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

We are organized under the laws of England and Wales. We currently have three wholly owned subsidiaries, as well as several indirectly owned subsidiaries and joint ventures. The following table sets forth a description of our current subsidiaries:

Subsidiaries	Country of Incorporation	Voting Interest
Subsidiaries of Biodexa Pharmaceuticals PLC
Biodexa Pharma (Wales) Limited	England and Wales	100%
Biodexa Ltd	England and Wales	100%
Haaland UK Limited (3)	England and Wales	100%
Joint Ventures with Biodexa Ltd
MidaSol Therapeutics GP (1)(3)	Cayman Islands	50%
Syntara LLC (2)(3)	United States (Delaware)	50%
Subsidiaries of Biodexa Ltd
Pharmida AG (3)	Switzerland	100%

_______________

(1)	Joint venture between Biodexa Ltd and Aquestive Therapeutics, formerly known as MonoSol RX.
(2)	Joint venture between Biodexa Ltd and Immunotope Inc. The percentage ownership of the entity is determined by reference to the partnership agreement and varies from time to time depending on capital committed. While 50% is the economic interest, Biodexa Ltd can currently direct 49% of the voting rights.
(3)	Dormant entities.

D.	Property, Plant and Equipment

Our current headquarters is located at 1 Caspian Point, Caspian Way, Cardiff, Wales, where we also have our laboratories and pilot scale manufacturing facility. We entered into the lease for these premises in April 2021. The premises comprise 754 square meters (approximately 8,118 square feet). The lease expires in August 2026. We believe that this facility will be sufficient to meet our current needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and the accompanying notes thereto appearing at the of this annual report. We have prepared our consolidated financial statements in this annual report in British pounds sterling and in accordance with IFRS, as issued by the International Accounting Standards Board, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States. IFRS differs in some significant respects from U.S. GAAP.

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

Information pertaining to our fiscal year ended December 31, 2021 was included in our Annual Report on Form 20-F for the year ended December 31, 2022 beginning on page 77 under “Item 5. Operating and Financial Review and Prospects,” which was filed with the SEC on April 28, 2023.

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

Currency Exchange Rate

We report our financial results in British pounds sterling and our cash reserves are also largely denominated in British pounds sterling.

During the periods set forth in our financial statements, incorporated herein by reference, and in particular during 2022 and 2023, there has been considerable volatility in the British pound sterling against the Euro and the United States dollar.  From time to time, we enter into transactions denominated in a currency other than our functional currency and this results in foreign exchange risk. At this time, we do not consider the exposure sufficient to utilize derivatives to manage the forward exchange risk.

Components of Consolidated Statement of Comprehensive Income Items

Revenue

Our income streams comprise revenue derived from supply of services, from research and development contracts and grant revenue. Revenue is recognized in-line with that set out in Note 1 to our consolidated financial statements for the year ended December 31, 2023.

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

In 2023 and 2022, finance income also included a gain on an equity settled derivative financial liability. We issued warrants in 2023, 2020 and 2019 in connection with registered direct offerings. In 2015, we assumed fully vested warrants and share options on the acquisition of DARA. The number of Ordinary Shares to be issued when the warrants and options are exercised is fixed, however the exercise prices are denominated in United States dollars, which is different from the functional currency of the Company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities in the consolidated statement of financial position with any gains or losses being recognized through finance income or finance expense in the consolidated statement of comprehensive income.

Finance Expense

Finance expenses include all interest payable on borrowings and loan instruments. In 2023 and 2022, finance expenses were comprised primarily of interest payable on lease liabilities and other loans.

Taxation

Taxation represents tax credits receivable by Group companies in respect of qualifying research and development costs incurred.

A.	Operating Results

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The following table summarizes our consolidated results of operations for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
	(£ in thousands)

Revenue	381	699
Total revenue	381	699
Other income	14	22
Research and development costs	(4,067)	(5,111)
Administrative costs	(4,342)	(4,542)
Loss from operations	(8,014)	(8,932)
Finance income	570	497
Finance expense	(41)	(53)
Loss before taxation	(7,485)	(8,488)
Taxation	406	832
Loss from continuing operations	(7,079)	(7,656)
Loss for the year attributable to the owners of the parent	(7,079)	(7,656)

Revenue. For the year ended December 31, 2023, we generated consolidated revenues from continuing operations of £0.38 million, compared to £0.70 million in 2022, comprising Q-Sphera formulation services under R&D collaboration agreements for customers in each year, which have now ceased.

Research and Development Costs. We incurred research and development costs of £4.07 million in 2023, compared to £5.11 million in 2022, a reduction of 20%. The reduction in the year reflects the Directors’ decision to reposition as a therapeutics company and to not expand our internal drug delivery platform, resulting in a reduction in pre-clinical expense of £0.87 million. Personnel costs also reduced by £0.39 million as a result of the cost reduction program in March 2023 where eight staff members were made redundant at a one-time cost of £0.10 million. Expenditure on the MTX110 clinical program increased during the year by £0.41 million offsetting in part the reduced expense on preclinical programs and staffing.

Administrative costs. For the year ended December 31, 2023, our administrative costs were £4.34 million, as opposed to £4.54 million in 2022. During the year we expensed £1.31 million on legal and professional fees in connection with the successful financing transactions in the year, the acquisition of the tolimidone license in December 2023 and aborted acquisitions. This compares to £1.36 million expensed in 2022 on the aborted acquisition of Bioasis Technologies Inc., or Bioasis. During the year we provided a loan to Adhera of £0.08 million which was forgiven on completion of the acquisition of the global rights to develop and commercialize tolimidone in December 2023.

Finance Income. Finance income represents interest earned on cash balances and gains in respect of equity settled financial liabilities. In 2023, finance income of £0.57 million was credited to the income statement, compared with £0.50 million in 2022, and included a gain in respect of an equity settled financial liability of £0.49 million (2022: £0.47 million).

Finance Expense. Finance expenses of £0.04 million were charged in 2023, compared to £0.05 million in 2022. Interest expense primarily relates to interest expense on lease liabilities.

B.	Liquidity and Capital Resources

Overview

We have incurred significant net losses and have had negative cash flows from operations during each period from inception through December 31, 2023, and had an accumulated deficit of £142.82 million as of December 31, 2023. As of December 31, 2023, we had cash and cash equivalents of £5.97 million. We have yet to generate a profit and, excluding share issues, cash flows have been consistently negative from the date of incorporation. Management expects operating losses and negative cash flows to continue for the foreseeable future. We believe our existing balances of cash and cash equivalents will be insufficient to satisfy our working capital needs and other liquidity requirements associated with our existing operations over the next 12 months.

Our future viability is dependent on our ability to raise cash from financing activities to finance our development plans until milestone and/or royalties can be secured from partnering our assets. Our failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

We believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, we consider it is appropriate to continue to adopt the going concern basis in preparing the financial information. Our consolidated financial information have therefore been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

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

In our opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. We continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Company. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

The requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon our ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realizable value and all liabilities would be accelerated to current liabilities.

Cash Flows

The following table presents a summary of the primary sources and uses of cash from continuing activities for years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
	(£ in thousands)
Cash used in operating activities	(6,826)	(7,048)
Cash used in investing activities	(265)	(220)
Cash generated from by financing activities	10,226	47
Net increase/(decrease) increase in cash and equivalents	3,135	(7,221)

Operating Activities

The following table presents a summary of the cash used in operations as of the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
	(£ in thousands)
Cash flows from operating activities before changes in working capital	(7,622)	(8,246)
Changes in working capital	(49)	520
Cash used in operations	(7,671)	(7,726)

Cash flows from Operating Activities before Changes in Working Capital. Net cash outflow from operating activities before changes in working capital was £7.62 million in the year ended December 31, 2023, as opposed to £8.25 million during the same period in 2022.

This reduced cash outflow of £0.62 million was driven by lower losses attributable to the owners of the Company of £0.58 million and a lower tax credit of £0.43 million, offset by reduced share-based payment expenses of £0.10 million and an increase in net finance income of £0.08 million. Included in cash flows from operating activities in 2023 was £0.08 million in respect of the forgiveness of a loan to Adhera and in 2022 was £0.21 million in respect of impairment of a loan to Bioasis.

Cash Used in Operations. Working capital increased in cash flow terms by £0.05 million for the year ended December 31, 2023, compared to a decrease of £0.52 million for 2022.  The increase in 2023 primarily comprised of an increase in trade and other payables of £0.21 million offset by the utilization of £0.21 million provision in respect of expected losses on a loan provided to Bioasis and a reduction in debtors of £0.37 million.

Taxes Paid. Taxes paid in the years ended December 31, 2023 and 2022 were £nil.

Research and development tax credits of £0.84 million were received in 2023, as opposed to £0.68 million in 2022. This related to claims submitted in the prior financial year.

Investing Activities

Purchase of property, plant and equipment of £0.03 million occurred in the year ended December 31, 2023, compared to £0.06 million in 2022. In addition, we acquired the tolimidone license for total consideration of £2.94 million, including cash of £0.24 million. These cash outflows are offset interest income from bank deposits of £0.07 million.

Financing Activities

Amounts paid on lease liabilities.  In 2023 we paid £0.19 million in respect of lease liabilities compared with £0.18 million in 2022, this related to rental payments on our facilities in Cardiff.

Share Issues Including Warrants, Net of Costs.  We raised £10.43 million in net proceeds during the year ended December 31, 2023 in cash from a private placements of our securities, a registered direct offering and an underwritten public offering, as well as from the exercise of warrants. We raised £0.24 million in net proceeds during the year ended December 31, 2022 in cash from the registered direct offering in December 2022 and from the exercise of warrants.

Cash and Cash Equivalents

Cash increased for the year ended December 31, 2023 by £3.14 million, before the impact of foreign exchange movements, compared to an decrease of £7.22 million in 2022. This increase was primarily due to funds received from financing activities offset by continuing trading losses. As of December 31, 2023, we had cash and cash equivalents of £5.97 million compared to £2.84 million as at December 31, 2022.

Cash Commitments

As of December 31, 2023, our cash resources were expected to provide liquidity into the fourth quarter of 2024. We remain focused on tight control of our cash commitments at any given time. As of December 31, 2023, our cash requirements primarily relate to the following:

•	lease obligations, related to our office and research and development facility, which are recognized as lease liabilities in the consolidated statement of financial position;
•	purchase obligations, under our commercial supply agreements and related activities; and
•	research and development activities related to preclinical and clinical trials for our product candidates in development.

The lease on our office and research and development facility commenced in August 2021 and expires in August 2026. Our cash requirements for our lease obligation (on a discounted basis) are £0.17 million and £0.30 million, for the short-term (payable within twelve months after the reporting date) and long-term (payable beyond twelve months after the reporting date), respectively. Our lease obligation includes ancillary contractual commitments in relation to utilities, maintenance and other services.

We built out the office and laboratory space at our new facility in the period April through August 2021. We recognized £0.05 million in respect of new laboratory equipment during 2022 and a further £0.03 million in 2023. We expect only modest capital expenditures in the foreseeable future.

As of December 31, 2023, we believed we have sufficient cash resources to fund our commitments and operations into the fourth quarter of 2024. We completed an underwritten public offering in December 2023, raising in aggregate $5.6 million. We believe the Company has sufficient cash resources to fund operations through the fourth quarter of 2024. To maintain operations beyond that date, additional funding will be required, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of our product candidates and formulations, as well as consider other strategic alternatives.

C.	Research and Development, Patents and Licenses, Etc.

For the years ended December 31, 2023 and 2022, our research and development expenses were £4.07 million and £5.11 million, respectively.

D.	Trend Information

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

E.	Critical Accounting Estimates

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

Revenue

Supply Research and Development of Services

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

In 2023 and 2022, there were £73.4 million and £71.1 million of gross unutilized tax losses carried forward, respectively. No deferred tax asset has been provided in respect of losses, as there was insufficient evidence to support their recoverability in future periods. The losses do not have an expiry date.

Going Concern

We are subject to a number of risks similar to those of other development and early commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenue from the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of our pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfill our commercial and development activities and generating a level of revenue adequate to support our cost structure.

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our portfolio. As at December 31, 2023, we had total equity of £4.68 million (£3.16 million at December 31, 2022), incurred a net loss after tax for the year ended December 31, 2023 of £7.08 million, as compared to £7.66 million in the same period in 2022, and used cash in operating activities of £6.83 million (December 31, 2022: £7.05 million) for the same period.

Our future viability is dependent on our ability to raise cash from financing activities to finance our development plans until milestone and/or royalties can be secured from partnering our assets, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of our development products. Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies.

We believe there are adequate options and time and available to secure additional financing for the Company and after considering the uncertainties, we considered it appropriate to continue to adopt the going concern basis in preparing the financial information. Our consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2023, we had cash and cash equivalents of £5.97 million.

We have prepared cash flow forecasts and considered the cash flow requirement for our next three years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned. If the Company does not secure additional funding before the fourth quarter of 2024, it will no longer be a going concern and would likely be placed in Administration.

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

If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares (including the ADSs) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

In our opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. We continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Company. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon our ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realizable value and all liabilities would be accelerated to current liabilities. As a result of the foregoing, our independent registered public accounting firm included an explanatory paragraph in their report on our financial statements as of and for the year ended December 31, 2023 with respect to this uncertainty.

The following are considered to be critical accounting estimates:

Impairment of Goodwill and Intangible Assets Not Yet Ready for Use

Intangible assets not yet ready for use are tested for impairment at the cash generating unit level on an annual basis at the year end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a cash generating unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

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

The carrying value of intangibles not yet ready for use was £2.9 million (2022: £Nil) as at December 31, 2023.

The estimates used to calculate the fair value of a cash generating unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each such unit.

Share-based payments

We account for share-based payment transactions for employees in accordance with IFRS 2, Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our Ordinary Shares, based on the fair value of the award on the grant date.

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

The assumptions used for estimating fair value for share-based payment transactions are disclosed in our annual financial statements and are estimated as follows:

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

We also issue warrants exercisable for Depositary Shares to certain professional advisors in connection with equity transactions that fall within the scope of IFRS 2 and are accounted for as share based payments. The fair value of the services received in exchange for the grant of warrants is recognized as an expense of the equity transaction. The total expense is recognized immediately.

Financial liabilities

Fair value through profit and loss (‘FVTPL’)

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

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in our annual financial statements.

Recently Issued and Adopted Accounting Pronouncements

See Note 1 to our consolidated financial statements included elsewhere in this annual report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.	Directors and Senior Management

The following table sets forth certain information about our current directors and senior management. The professional address of each of the directors and officers is care of Biodexa Pharmaceuticals PLC, Caspian Point, 1 Caspian Way, Cardiff, CF10 4DQ, United Kingdom.

Name (1)	Age at 12/31/2023	Position/Title
Directors:
Stephen Stamp	62	Chief Executive Officer and Chief Financial Officer, Director
Stephen Parker (3)(4)	65	Non-Executive Chairman of the Board of Directors
Simon Turton, Ph.D. (2) (3) (4)	56	Senior Independent Non-Executive Director
Sijmen (Simon) de Vries, M.D. (2) (4)	64	Non-Executive Director
Ann Merchant (2)(3)	58	Non-Executive Director
Senior Management (5)
Dmitry Zamoryakhin, M.D.	43	Chief Scientific Officer

__________________________

(1)	The term of the Board of Directors will expire immediately after the annual general meeting held in 2026 for Mr. Stamp, Dr. Parker and Ms. Merchant, 2024 for Dr. de Vries, and 2025 for Dr. Turton.
(2)	Remuneration Committee member
(3)	Audit Committee member
(4)	Nominations Committee member
(5)	Other than directors who are also members of senior management.

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

Ann Merchant has served as a non-executive member of our Board of Directors since December 2023. Ms. Merchant has served as Vice President for MorphoSys AG (NASDAQ: MOR), a commercial stage biopharmaceutical company headquartered in Munich, Germany, since 2018, and as Head of Global Supply Chain and External Operations since January 2019. From September 2011 to August 2018, Ms. Merchant served as the President for Schreiner Medipharm, a business unit of the Schreimer Group Gmbh & Co. KG. Between 1994 and 2011, Ms. Merchant held various roles at Amgen Inc. (NASDAQ: AMGN), including Vice President, Head of International Supply Chain and Site Head between 2007 and 2011. Ms. Merchant currently serves on the board of directors of Alvotech S.A. (NASDAQ: ALVO), a biosimilar company. Ms. Merchant holds an MBA from the Henley Business School and a Bachelor of Science in Languages from Georgetown University.

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

Board Diversity

The table below provides certain information regarding the diversity of our Board of Directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	5

B.        Compensation

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

The following table summarizes the compensation paid to our non-employee directors during 2023.

Name	Fees Earned or Paid in Cash (£)(1)	All Other Compensation (£)	Total £
Sijmen de Vries	31,920	-	31,920
Simon Turton	31,920	-	31,920
Stephen Parker	82,000	-	82,000
Ann Merchant (2)	-	-	-

______________

(1)	Includes annual fees, committee chairpersonship fees and meeting fees.
(2)	Ms. Merchant was appointed to the Board of Directors effective as of December 31, 2023 and received no fees during the year ended December 31, 2023.

The following table sets forth, as of December 31, 2023, the aggregate number of option awards held by those individuals who served as non-executive directors during 2023:

Name	Number of Options		Grant Date	Exercise Price per Share (£)	Expiration Date
Sijmen de Vries (1)	25	(1)	6/30/2014	30.00	6/30/2024

___________

(1)	The stock options vest in the following installments: (i) 50% of the stock options vest when our share price is £2,124.00 a share, (ii) a further 25% of the stock options vest when our share price is £5,488.00 a share and (iii) the remaining 25% of the stock options vest when our share price is £7,544.00 a share.

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

Each non-executive director (other than Dr. Parker) was paid an annual fee of £31,920 in 2023 (which amount was subsequently raised to £40,000 for 2024), which covers all duties, including committee service or service on the board of a Biodexa subsidiary, with the exception of committee chairmanships and certain additional responsibilities, such as taking on the role of senior independent director. This amount may be changed from time to time. In addition, we reimburse each director for reasonable and properly documented expenses incurred in performing their duties. As noted above, we also grant each director a deed of indemnity against certain liabilities that may be incurred as a result of their service, to the extent permitted by the Companies Act.

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

Dr. Parker Letter of Appointment

Pursuant to a term of appointment dated June 20, 2022, or the Appointment Agreement, Dr. Parker was appointed Non-Executive Chairman of the Board of Directors, effective as of the date thereof. The initial term of appointment for Dr. Parker expired on June 19, 2023 and was subsequently renewed for one-year. In addition, his appointment may be terminated:

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

Compensation of Senior Management

The following table summarizes the compensation earned by our senior management during 2023 (including for any service on any our subsidiaries), including one former executive officer.

Name	Salary (£)	Bonus (£)(1)	All Other Compensation (2)(£)	Total (£)
Stephen Stamp
Chief Executive Officer & Chief Financial Officer	249,991	-	2,012	252,003
Dmitry Zamoryakhin, M.D.
Chief Scientific Officer (4)	215,000	1,000	22,358	238,358
All senior management as a group (2 persons)	464,991	1,000	24,370	490,361

_____________

(1)	Mr. Stamp and Dr. Zamoryakhin have a bonus target of 33%, and 30% respectively, of their annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of the Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. Mr. Stamp did not receive a bonus for fiscal 2023. Dr. Zamoryakhin’s bonus earned in fiscal 2023 was paid in January 2024.
(2)	The amounts reflect the value of benefits payable for medical benefits (£2,012 and £858 for Mr. Stamp and Dr. Zamoryakhin, respectively) and £21,500 pursuant to a pension plan for Dr. Zamoryakhin.

The following table sets forth, as of December 31, 2023, the aggregate number of option awards held by our senior management.

Name	Number of Options	Grant Date	Exercise Price per Share (£)	Expiration Date
Stephen Stamp	1,500 (1)	9/9/2019	21.00	9/9/2029
	15,000 (2)	6/17/2020	4.04	1/17/2030
	25,000 (2)	7/15/2021	5.55	7/14/2031
Dmitry Zamoryakhin, M.D.	12,500 (2)	7/15/2021	5.55	7/14/2031
All senior management as a group (3 persons)	54,000 (3)	(4)	(5)	(6)

_________

(1)	Of these options, 375 previously vested on September 9, 2020, and the remaining 1,125 options have subsequently vested, or will vest, in 12 equal quarterly tranches, over a subsequent three-year period.
(2)	Of these options, 25% of the options vest 12 months after the grant date, and the remaining options have subsequently vested, or will vest, in 12 equal quarterly tranches over a subsequent three-year period.
(3)	35,719 stock options are fully vested.
(6)	The grant dates range from September 9, 2019 to July 15, 2021.
(7)	The exercise price of the options range from £4.04 to £5.55.
(8)	The stock options expire between September 9, 2029 and July 14, 2031.

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

The Service Agreements also include a bonus target for Mr. Stamp of 33% of his annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of the Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. In addition to base salary and bonus, the Service Agreement provides for additional benefits, such as a 10% pension contribution, life insurance, medical insurance, vacation benefits and any other additional benefits as determined by the Board of Directors from time to time. In August 2021, we agreed to commute his Company pension contribution of 10% to salary.

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

C. Board Practices

Board of Directors

Our Board of Directors is currently comprised of five directors, one of whom is an executive director and four of whom are non-executive directors, reflecting a blend of different experience and backgrounds. The roles of Chairman of the Board of Directors (which is a non-executive position) and Chief Executive Officer have been split and there is a clear division of responsibility between the two positions. With a view towards maintaining the independence of the Board of Directors, no remuneration is paid to either the Chairman or non-executive directors in the form of shares.

Effective as of September 28, 2018, all AIM listed companies were required to formally apply a recognized corporate governance code. While we are no longer traded on AIM, we have chosen to adopt the principles of the Quoted Companies Alliance Corporate Governance Code for Small and Mid-Sized Quoted Companies, or the QCA Code. The QCA Code identifies ten principles to be followed in order for companies to deliver growth in long term shareholder value, encompassing and efficient, effective and dynamic management framework, accompanied by good communication, to promote confidence and trust.

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

Audit Committee

The Audit Committee consists of three members: Mr. Turton (Chairman), Dr. Parker and Ms. Merchant. During 2023, Mr. de Vries served on the Audit Committee until the appointment of Ms. Merchant on January 22, 2024. The Board of Directors has determined that Mr. Turton, Dr. Parker and Ms. Merchant are independent under Rule 10A-3 of the Exchange Act and the applicable rules of NASDAQ and that Mr. Turton qualifies as an “audit committee financial expert” as defined under in Item 16A of Form 20-F.

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

Nomination Committee

The Nomination Committee is chaired by Dr. Parker and is currently comprised of Dr Parker, Mr. de Vries and Mr. Turton. The Nomination Committee assists the Board of Directors in discharging its responsibilities relating to the composition and make-up of the Board of Directors and any committees of the Board of Directors. It is responsible for periodically reviewing the Board of Director’s structure and identifying potential candidates to be appointed as directors or committee members as the need may arise. The Nomination Committee is responsible for evaluating the balance of skills, knowledge and experience and the size, structure and composition of the Board of Directors and committees of the Board of Directors, retirements and appointments of additional and replacement directors and committee members and will make appropriate recommendations to the Board of Directors on such matters.

The Nomination Committee meets not less than once a year and otherwise as required.

Remuneration Committee

The Remuneration Committee consists of three members: Mr. de Vries (Chairman), Mr. Turton and Ms. Merchant. During 2023, Dr. Parker served on the Remuneration Committee until the appointment of Ms. Merchant on January 22, 2024. The Board of Directors has determined that Messrs. de Vries and Turton and Ms. Merchant are independent under applicable rules of NASDAQ.

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

The number of our employees by geographic location and function as of the end of the period for the fiscal years ended December 31, 2023, 2022 and 2021 were as follows:

	As of December 31,
	2023	2022	2021
Business functional area:
Research and development	16	22	15
General and administration	5	5	5

Total	21	27	20

	As of December 31,
	2023	2022	2021
Geography:
United Kingdom	19	25	19
Germany	1	1	1
Republic of Ireland	1	1	--

Total	21	27	20

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

Equity Benefit Plans

Biodexa Pharmaceuticals PLC Enterprise Management Incentive and Unapproved Share Option Scheme

The Board of Directors has established the Biodexa Pharmaceuticals PLC Enterprise Management Incentive and Unapproved Share Option Scheme, or Plan, to allow us to grant options to purchase Ordinary Shares (in the form of Depositary Shares) to employees and directors of the Company or any of its subsidiaries, or Plan Participants, for the purpose of attracting, rewarding and retaining such persons. The Plan was originally adopted in December 2014 and amended on April 11, 2024 to govern the grant of tax-advantaged enterprise management incentive stock options, or EMI Options, and unapproved stock options, or Unapproved Options, by the Company.

Administration. The overall responsibility for the operation and administration of the 4 Plan is vested in the Board of Directors.

Eligibility. Unapproved Options my be granted to any person who is an employee or director of the Company or any of its subsidiaries. However, in order to be eligible to be granted EMI Options pursuant to the Plan, a person must be an employee or director of the Company or any of its subsidiaries whose “committed time” amounts to at least 25 hours a week or, if less, 75% of his or her “working time,” as each of those terms are defined under the His Majesty’s Revenue and Customs rules set out in Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 of the United Kingdom, or Schedule 5. The Board of Directors may exercise its discretion in selecting the Plan Participants to whom stock options will be granted under the Plan.

Grant of Options. Options may be granted from time to time by the Board of Directors, other than when grants are not permitted under the applicable law or there are other restrictions with regards to the Ordinary Shares. No payment will be made for the grant of a stock option.

Form of Options. EMI Options granted under the Plan may be granted either with an exercise price greater than or equal to the market value of the Ordinary Share at the date of grant, but not in any event at a price less than the nominal value of such Ordinary Shares subject to such EMI Options. Unapproved Options granted under the Plan may be granted with an exercise price as determined by the Board of Directors but not in any event at a price less than the nominal value of the Ordinary Shares subject to such Unapproved Option. The stock options may be stock options to subscribe for new Ordinary Shares (in the form of Depositary Shares).

A Plan Participant will have no stockholder rights until such time as he or she is able to exercise the stock option and acquire Ordinary Shares (in the form of Depositary Shares).

Plan Limits. The Board of Directors may from time to time specify the maximum number of Ordinary Shares in respect of which options may be granted pursuant to the Plan.

EMI Options shall be granted under, and comply with, Schedule 5. This confers tax benefits on EMI Options up to a certain threshold. That threshold is currently such that when an employee has received and holds EMI Options with a value at grant of £250,000 or more, he or she may not have any further granted EMI Options for three years. In the event that this threshold is exceeded or the Company ceases to satisfy the qualifying conditions, unapproved options may instead be granted under the terms of the Plan. The total value of shares subject to unexercised EMI Options at any time may not exceed £3.0 million. All EMI Options must be exercised within 10 years from the grant date as set out in the rules of the 2014 Plan, or as set forth in the applicable option agreement.

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

Performance Targets. Stock options granted under the Plan may be subject to appropriate performance targets determined by the Board of Directors, with stock options vesting in part on the attainment of each performance target.

Rights Attaching to Ordinary Shares. Ordinary Shares issued in connection with the exercise of stock options will rank equally with all other Ordinary Shares then in issue (save as regards any rights attaching to Ordinary Shares by reference to a record date prior to entry of the shares on the register of stockholders).

Adjustments. If there is any adjustment of our issued share capital, the Ordinary Shares (in the form of Depositary Shares) subject to a stock option will be subject to appropriate adjustment. The Board of Directors may adjust stock options in such manner as it determines to be appropriate.

Biodexa Pharmaceuticals PLC Employee Share Incentive Plan

In 2017, we set up the Biodexa Pharmaceuticals Share Incentive Plan (formerly known as the Midatech Pharma PLC Share Incentive Plan), or the SIP. Under the SIP, our employees and directors can acquire our Ordinary Shares via a salary sacrifice arrangement. We grant matching shares for every share bought under the SIP. In order to retain these shares, scheme participants must remain employed by the Group for three years from the date of acquisition. All shares purchased by the SIP are held by an Employee Benefit Trust that is not under our control. Shares must be left in the plan for five years to qualify for full income tax relief.

In April 2023, and in connection with our delisting from AIM, we terminated the SIP and subsequently liquidated the shares and distributed the cash to the holders.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

The following table sets forth information, to our knowledge, as of April 1, 2024, regarding the beneficial ownership of Ordinary Shares, including:

•	each person that is known by us to be a beneficial owner of 5% or more of Ordinary Shares (based on information in our share register and information provided by such persons);

•	each member of our Board of Directors;

•	each member of our senior management; and

•	all members of our Board of Directors and our senior management, taken as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based upon the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 1,753,998,522 Ordinary Shares outstanding as of April 1, 2024. Ordinary Shares subject to options or warrants currently exercisable or exercisable within 60 days of April 1, 2024 are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Unless otherwise indicated, the address for each holder listed below is Biodexa Pharmaceuticals PLC, Caspian Point, 1 Caspian Way, Cardiff, CF10 4DQ, United Kingdom. All holders of Ordinary Shares, including those shareholders listed below, have the same voting rights with respect to such shares.

Name of Beneficial Owner	Amount and Nature Of Ownership	Percent of Class
Major Shareholders
Bigger Capital Fund, LP (1)	194,672,206	9.9%
Brio Capital Master Fund Ltd. (2)	194,672,206	9.9%
Bukwang Pharmaceuticals Co. Ltd. (3)	141,771,200	8.1%
Entities Affiliated With Calvary Funds (4)	194,672,206	9.9%
District 2 Capital Fund LP (5)	194,672,206	9.9%
GS Capital Partners LLC (6)	143,852,800	7.8%
Melior Pharmaceuticals I, Inc. (7)	141,771,200	8.1%
Mercer Street Global Opportunity Fund, LLC (8)	193,717,712	9.9%
Directors and Senior Management:
Ann Merchant	--	--
Stephen Parker	--	--
Stephen Stamp (9)	35,250	*
Simon Turton	2,766	*
Sijmen de Vries	1,312	*
Dmitry Zamoryakhin (10)	8,594	*
Directors and senior management as a group (6 persons) (11)	47,922	*

__________________

*	Less than one percent of the outstanding Ordinary Shares.
(1)	Based primarily on the Schedule 13G filed by Bigger Capital Fund, LP, Bigger Capital Fund GP, LLC, District 2 Capital Fund LP, District 2 Capital LP, District 2 GP LLC, District 2 Holdings LLC and Michael Bigger with the SEC on February 12, 2023, and our information and belief. Consists of (i) warrants to purchase an aggregate of 361,483,200 Ordinary Shares (in the form of Depositary Shares) beneficially owned by Bigger Capital Fund, LP and (ii) warrants to purchase an aggregate of 392,650,800 Ordinary Shares (in the form of Depositary Shares) beneficially owned by beneficially owned by District 2 Capital Fund LP. Bigger Capital Fund GP, LLC is the general partner of, and may be deemed to beneficially own the securities owned by, Bigger Capital Fund, LP. Each of (i) District 2 Capital LP, as the investment manager of District 2 Capital Fund LP, (ii) District 2 GP LLC, as the general partner of District 2 Capital Fund LP, and (iii) District 2 Holdings LLC, as the managing member of District 2 GP LLC, may be deemed to beneficially own securities owned by District 2 Capital Fund LP. Mr. Bigger is the managing member of Bigger Capital Fund GP, LLC and is the managing member of District 2 Holdings LLC and may be deemed to beneficially own the securities held by Bigger Capital Fund, LP and District 2 Capital Fund LP. The percentage in this table reflects that the reporting persons may not exercise the warrants to the extent such exercise would cause the reporting persons to beneficially own a number of Ordinary Shares that would exceed 9.99% of our then outstanding share capital following such exercise. The principal business address of the reporting person is 11700 West Charleston Blvd, #170-659, Las Vegas, NV 89135.
(2)	Based upon our information and belief. Consists of warrants to purchase an aggregate of 236,867,000 Ordinary Shares (in the form of Depositary Shares). Brio Capital Management LLC, is the investment manager of Brio Capital Master Fund Ltd. and has the voting and investment discretion over securities held by Brio Capital Master Fund Ltd. Shaye Hirsch, in his capacity as Managing Member of Brio Capital Management LLC, makes voting and investment decisions on behalf of Brio Capital Management LLC in its capacity as the investment manager of Brio Capital Master Fund Ltd. The percentage in this table reflects that the reporting persons may not exercise the warrants to the extent such exercise would cause the reporting persons to beneficially own a number of Ordinary Shares that would exceed 9.99% of our then outstanding share capital following such exercise. The principal business address of Brio Capital Management LLC is 100 Merrick Rd., Suite 401W, Rockville Centre, NY 11570.

(3)	Consists of 141,771,200 Ordinary Shares (in the form of Depositary Shares) owned by Bukwang Pharmaceuticals Co. Ltd., or Bukwang. The principal business address of Bukwang is 7, Sangdo-ro, Dongjak-gu, Seoul 06955, Republic of Korea.
(4)	Based primarily on the Schedule 13G/A filed by Cavalry Fund I LP on February 13, 2023, and our information and belief. Consists of (i) (x) 80,442,400 Ordinary Shares (in the form of Depositary Shares), and (y) warrants to purchase an aggregate of 1,060,675,200 Ordinary Shares (in the form of Depositary Shares) beneficially owned by Cavalry Investment Fund I, LP and (ii) (x) 8,938,000 Ordinary Shares (in the form of Depositary Shares) and (y) warrants to purchase an aggregate of 177,726,400 Ordinary Shares (in the form of Depositary Shares) beneficially owned by Cavalry Investment Fund LP. Cavalry Fund I Management LLC, the investment manager of Cavalry Fund I LP and Cavalry Investment Fund LP, has voting and investment power over these securities. Thomas Walsh is the managing member of Cavalry Fund I Management LLC, which is the general partner of Cavalry Fund I LP and Cavalry Investment Fund LP. Thomas Walsh disclaims beneficial ownership over these securities. The percentage in this table reflects that the reporting persons may not exercise the warrants to the extent such exercise would cause the reporting persons to beneficially own a number of Ordinary Shares that would exceed 9.99% of our then outstanding share capital following such exercise. The principal business address of the reporting person is 82 E. Allendale Rd., Ste 5B, Saddle River, NJ 07458.
(5)	Based primarily on the Schedule 13G filed by Bigger Capital Fund, LP, Bigger Capital Fund GP, LLC, District 2 Capital Fund LP, District 2 Capital LP, District 2 GP LLC, District 2 Holdings LLC and Michael Bigger with the SEC on February 12, 2023, and our information and belief. Consists of (i) warrants to purchase an aggregate of 361,483,200 Ordinary Shares (in the form of Depositary Shares) beneficially owned by Bigger Capital Fund, LP and (ii) warrants to purchase an aggregate of 392,650,800 Ordinary Shares (in the form of Depositary Shares) beneficially owned by beneficially owned by District 2 Capital Fund LP. Bigger Capital Fund GP, LLC is the general partner of, and may be deemed to beneficially own the securities owned by, Bigger Capital Fund, LP. Each of (i) District 2 Capital LP, as the investment manager of District 2 Capital Fund LP, (ii) District 2 GP LLC, as the general partner of District 2 Capital Fund LP, and (iii) District 2 Holdings LLC, as the managing member of District 2 GP LLC, may be deemed to beneficially own securities owned by District 2 Capital Fund LP. Mr. Bigger is the managing member of Bigger Capital Fund GP, LLC and is the managing member of District 2 Holdings LLC and may be deemed to beneficially own the securities held by Bigger Capital Fund, LP and District 2 Capital Fund LP. The percentage in this table reflects that the reporting persons may not exercise the warrants to the extent such exercise would cause the reporting persons to beneficially own a number of Ordinary Shares that would exceed 9.99% of our then outstanding share capital following such exercise. The principal business address of the reporting person is 14 Wall Street, 2nd Floor, Huntington, NY 11743.
(6)	Based upon our information and belief. Consists of (i) warrants to purchase an aggregate of 80,768,800 Ordinary Shares (in the form of Depositary Shares), and (ii) an aggregate of 63,084,000 Ordinary Shares (in the form of Depositary Shares). Gabe Sayegh, the President of GS Capital Partners LLC, has voting control and investment discretion over the securities reported herein that are held by GS Capital. The principal business address of GS Capital is 1 East Liberty Street, Suite 600, Reno, NV 89501
(7)	Consists of 141,771,200 Ordinary Shares (in the form of Depositary Shares) owned by Melior Pharmaceuticals I, Inc. The principal business address of Melior Pharmaceuticals I, Inc. is 860 Springdale Drive, Suite 500, Exton, PA 19341.
(8)	Based upon our information and belief. Consists of (i) warrants to purchase an aggregate of 468,479,600 Ordinary Shares (in the form of Depositary Shares), and (ii) an aggregate of 141,771,200 Ordinary Shares (in the form of Depositary Shares). The percentage in this table reflects that the reporting persons may not exercise the warrants to the extent such exercise would cause the reporting person to beneficially own a number of Ordinary Shares that would exceed 9.99% of our then outstanding share capital following such exercise. Jonathan Juchno is the managing partner of Mercer Street Global Opportunity Fund, LLC, or Mercer, and has voting control and investment discretion over the securities herein that are held by Mercer. The principal business address of the reporting person is 1111 Brickell Ave, Ste 2920, Miami, FL 33131.
(9)	Shares owned by Mr. Stamp include 32,750 Ordinary Shares subject to outstanding stock options which are exercisable at April 1, 2024 or will become exercisable within 60 days after such date.
(10)	Shares owned by Dr. Zamoryakhin are Ordinary Shares subject to outstanding stock options which are exercisable at April 1, 2024 or will become exercisable within 60 days after such date.
(11)	Shares owed by all directors and senior management as a group include 41,344 Ordinary Shares subject to outstanding stock options, each of which are exercisable at April 1, 2024, or will become exercisable within 60 days after such date.

As of April 1, 2024, approximately 0.03% of our outstanding Ordinary Shares was held by registered shareholders with addresses in the United Kingdom, and we had 187 holders of record in the United Kingdom (in each case, excluding shares held by the custodian under our depositary agreement with JPMorgan Chase Bank, N.A.). As of April 1, 2024, JPMorgan Chase Bank, N.A., as depositary for the Depositary Shares, held 1,753,478,400 Ordinary Shares, representing 99.9% of the issued share capital held at that date. As of April 1, 2024, we had seven holders of record with an address in the United States. The number of holders of record or registered holders in the United States or United Kingdom is not representative of the number of beneficial holders or of the residence of beneficial holders.

Based on our share register, we believe that we are not directly or indirectly controlled by another corporation or government, or by any other natural or legal persons. There are no arrangements that may result in a change of control. Our major shareholders do not have different voting rights than other holders of our Ordinary Shares.

To our knowledge, other than due to the expiration of unexercised warrants held by our shareholders or as otherwise disclosed elsewhere in this annual report, there has been no significant change in the percentage ownership of our Ordinary Shares held by the principal shareholders listed above in the last three years.

B.	Related Party Transactions

Agreement with Chesyl Pharma Limited

In April 2014, Biodexa Ltd (formerly known as Midatech Ltd) entered into a consultancy agreement, or the Consultancy Agreement, with Chesyl Pharma Limited, or Chesyl. Chesyl is wholly owned by Mr. Rolf Stahel, our former non-executive Chairman of the Board and director. The term of the Consultancy Agreement commenced on March 1, 2014, with an initial term of 12 months and continuing thereafter until terminated in accordance with its terms. Chesyl was engaged to provide management consultancy services, including support and assistance to the board of directors of Biodexa Ltd in relation to operational issues and the provision of advice in relation to corporate strategy, corporate activities, fund raising and mergers and acquisition opportunities, collectively the Services.

Pursuant to the terms of the Consultancy Agreement, Mr. Stahel (or a similarly qualified substitute party, approved by the Biodexa Ltd) was obliged to procure the Services at such times and at such locations as may be reasonably necessary for 10 full working days per year. Biodexa Ltd agreed to pay Chesyl £40,000 per annum for Mr. Stahel’s services (reduced from £50,000 with effect from October 1, 2017), and if engaged for any additional days, a rate of £2,000 would be paid per full working day. For the fiscal year ended December 31, 2022, Biodexa Ltd paid Chesyl £13,333.

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

In connection with the closing of a private placement on February 15, 2023, the CMS Parties beneficially owned less than 10%, in aggregate, of our issued Ordinary Shares, and accordingly, the Relationship Agreement terminated in accordance with its terms.

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

The share owners may pass, on the recommendation of the directors, an ordinary resolution to direct that all or any part of a dividend to be paid by distributing specific assets, in particular paid up shares or debentures of any other body corporate. The Articles of Association also permit, with the prior authority of an ordinary resolution of shareholders, a scrip dividend scheme under which share owners may be given the opportunity to elect to receive fully paid Ordinary Shares instead of cash, or a combination of shares and cash, with respect to future dividends.

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

Other than the information set forth in this annual report, there have been no significant changes since December 31, 2023.

ITEM 9.	THE OFFER AND LISTING.

A.	Offer and Listing Details.

Our Depositary Shares are listed on the NASDAQ Capital Market under the symbol “BDRX.” There is currently no market for our Ordinary Shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Depositary Shares are listed on the NASDAQ Capital Market under the symbol “BDRX.” The Depositary Shares trade exclusively on NASDAQ. There is currently no market for our Ordinary Shares.

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

A dividend received by an individual U.K. Holder will be subject to United Kingdom income tax. The rate of United Kingdom income tax that is chargeable on dividends received in either the tax year 2023/2024 or the tax year 2024/2025 by an individual U.K. Holder who is (i) an additional rate taxpayer is 39.35%, (ii) a higher rate taxpayer is 33.75%, and (iii) a basic rate taxpayer is 8.75%. An individual U.K. Holder may be entitled to a tax-free dividend allowance (in addition to their personal allowance) of £1,000 for the tax year 2023/2024 and £500 for the tax year 2024/2025, being the amount of dividend income that the relevant individual can receive before United Kingdom income tax is payable. Dividends within the dividend allowance will still count towards the relevant individual's basic, higher or additional rate bands, however. An individual’s dividend income is treated as the top slice of their total income that is chargeable to United Kingdom income tax. Dividends which are covered by an individual’s personal income tax allowance do not count towards and are ignored for the dividend allowance.

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

Taxation of Disposals

U.K. Holders. A disposal or deemed disposal of Ordinary Shares or Depositary Shares by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of United Kingdom capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of Ordinary Shares or Depositary Shares are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level at which the annual exempt amount for United Kingdom capital gains tax (the “annual exempt amount”) is set by the United Kingdom government for that tax year. The annual exempt amount for the 2023/2024 tax year is £6,000 and for the 2024/2025 tax year is £3,000. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the relevant tax year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an Ordinary Share or a Depositary Shares is taxed at the rate of 20%. In other cases, a taxable capital gain accruing on a disposal of our Ordinary Shares or Depositary Shares may be taxed at the rate of 10% or the rate of 20% or at a combination of both rates.

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

Credit Risk

We are exposed to credit risk from amounts due from collaborative partners and from cash and cash equivalents and deposits with banks and financial institutions. The risk from collaborative partners is deemed to be low. For banks and financial institutions, only independently rated parties with high credit status are accepted. We do not enter into derivatives to manage credit risk. The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery.

We do not enter into derivatives to manage credit risk.

Our total exposure to credit risk is equal to the total value of the financial assets held at year end. The consolidated entity recognizes a loss allowance for expected credit losses on financial assets which are either measured at amortized cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the consolidated entity's assessment at the end of each reporting period as to whether the financial instrument's credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

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

Foreign Exchange Risk

Foreign exchange risk also arises when our individual entities enter into transactions denominated in a currency other than our functional currency. Our transactions outside the United Kingdom to Europe and the United States of America drive foreign exchange movements where suppliers invoice in currency other than British pounds sterling. The Company does retain some cash balances in US Dollars from its US Dollar denominated equity raises to reduce the foreign exchange exposure on US$ denominated suppliers related to its NASDAQ listing and US based clinical studies. To the extent other assets and/or consumables are purchased in foreign currencies, the requisite currency is purchased immediately upon invoice.

Interest Rate Risk

We do not hold any derivative instruments, or other financial instruments, that expose us to material interest rate risk.

Liquidity Risk

Liquidity risk arises from our management of working capital. It is the risk that we will encounter difficulty in meeting our financial obligations as they fall due.

It is our aim to settle balances as they become due.

Our future viability is dependent on its ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company’s assets. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

We believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, we consider it is appropriate to continue to adopt the going concern basis in preparing the financial information. The Group's consolidated financial information have therefore been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

We have prepared cash flow forecasts and considered the cash flow requirement for our next three years, including the period twelve months from the date of the approval of the financial statements. These forecasts show that further financing will be required during the course of the next 12 months, assuming, inter alia, that certain development programs and other operating activities continue as currently planned. If the Company does not secure additional funding before the fourth quarter of 2024, it will no longer be a going concern and would likely be placed in Administration.

In our opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. We continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Company. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2023 with respect to this uncertainty. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would stated at net realizable value and all liabilities would be accelerated to current liabilities.

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

JPMorgan Chase Bank, N.A., or the Depositary, has acted as depositary in relation to our Depositary Shares program since December 18, 2023. The principal executive office of the Depositary is located at 383 Madison Avenue, Floor 11, New York, New York 10179. Each Depositary Share will also represent any other securities, cash or other property which may be held by the Depositary from time to time. The deposited Ordinary Shares, together with any other securities, cash or other property held by the depositary are referred to as the “deposited securities.”

Fees and Expenses

The depositary may charge each person to whom Depositary Shares are issued, including, without limitation, issuances against deposits of Ordinary Shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the Depositary Shares or deposited securities, and each person surrendering Depositary Shares for withdrawal of deposited securities or whose Depositary Shares are cancelled or reduced for any other reason, a fee of up to $5.00 for each 100 Depositary Shares (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional fees, charges and expenses shall also be incurred by the American depositary receipt, or ADR, holders, the beneficial owners, by any party depositing or withdrawing Ordinary Shares or by any party surrendering Depositary Shares and/or to whom Depositary Shares are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the Depositary Shares or the deposited securities or a distribution of Depositary Shares), whichever is applicable:

•	a fee of up to U.S.$0.05 per Depositary Share held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the Second Amended and Restated Deposit Agreement with the Depositary, or the Deposit Agreement;

•	an aggregate fee of up to US$0.05 per Depositary Share per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	an amount for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian, as well as charges and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the Ordinary Shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee of up to $0.05 per Depositary Share held for the direct or indirect distribution of securities (other than Depositary Shares or rights to purchase additional Depositary Shares) or the net cash proceeds from the public or private sale of such securities, regardless of whether any such distribution and/or sale is made by, for, or received from, or (in each case) on behalf of, the depositary, us and/or any third party (which fee may be assessed against ADR holders as of a record date set by the depositary);

•	stock transfer or other taxes and other governmental charges;

•	a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication) as disclosed on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, "ADR.com") and any applicable delivery expenses (which are payable by such persons or ADR holders);

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; an

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the Deposit Agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within the banking division of JPMorgan Chase Bank, N.A., or the Bank, and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, ADR holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or Depositary Share or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the Deposit Agreement.

We will pay all other fees, charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to charge and receive payment of fees, charges and expenses survives the termination of the Deposit Agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary.

The depositary anticipates reimbursing us for certain expenses incurred by us that are related to the establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary may also agree to reduce or waive certain fees that would normally be charged on Depositary Shares issued to or at the direction of, or otherwise held by, us and/or certain holders and beneficial owners and holders and beneficial owners of Ordinary Shares of ours. The depositary collects its fees for issuance and cancellation of Depositary Shares directly from investors depositing Ordinary Shares or surrendering Depositary Shares for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of Depositary Shares. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the Deposit Agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders and/or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any Depositary Share or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the Depositary Shares evidenced thereby or any distribution thereon such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any Depositary Shares evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current or former ADR holders and beneficial owners, each ADR holder and beneficial owner, and each prior ADR holder and beneficial owner, by holding or owning, or having held or owned, an ADR or an interest in Depositary Shares acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or prior beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case, the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of ADRs or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto. Neither we nor the depositary nor any of our or its respective agents, shall be liable to ADR holders or beneficial owners of the Depositary Shares for failure of any of them to comply with applicable tax laws, rules and/or regulations.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained, which obligations shall survive any transfer or surrender of Depositary Shares or the termination of the Deposit Agreement.

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

Based upon our evaluation of our disclosure controls and procedures as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.

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

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2023 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013.

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm we are a non-accelerated filer.

D.	Changes in Internal Control Over Financing Reporting

We regularly review our system of internal control over financial reporting to ensure we maintain an effective internal control environment. Other than the changes discussed herein, there were no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2023 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

The Audit Committee consists of three members: Simon Turton (Chairman), Stephen Parker and Ann Merchant. During 2023, Sijmen de Vries served on the Audit Committee until the appointment of Ms. Merchant on January 22, 2024. The Board of Directors has determined that Messrs. Turton and Parker and Ms. Merchant (and during his service, Mr. de Vries) are independent under Rule 10A-3 of the Exchange Act and the applicable rules of NASDAQ and that Dr. Turton qualifies as an “audit committee financial expert” as defined under in Item 16A of Form 20-F.

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

The following table sets forth by category of service the total fees for services provided to us by our independent registered public accounting firm during the fiscal years ended December 31, 2023 and 2022.

	2023	2022
	(£ in thousands)
Audit Fees (1)	185	150
Audit-Related Fees(2)	131	70
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	316	220

______________

(1)	Audit fees consist of the aggregate fees billed in connection with the audit and United Kingdom statutory audit of our annual consolidated financial statements included in this annual report, the issuance of comfort letters, interim reviews of our half-yearly financial information and other services related to SEC filings.

(2)	Audit-related fees are fees for services that are traditionally performed by the independent accountants, including consultations concerning financial accounting and reporting, and employee benefit plan audits, and due diligence on mergers or acquisitions.

(3)	Represents the aggregate fees billed for tax compliance, tax advice and tax consulting services.

(4)	Represents the aggregate fees billed for all products and services provided that are not included under “audit fees”, “audit related fees or “tax fees,” including, but not limited to, fees billed for services relating to mergers and acquisitions.

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

Companies with securities listed on NASDAQ are required to comply with United States federal securities laws, including the Sarbanes-Oxley Act of 2002, as well as certain NASDAQ rules and corporate governance requirements. As a foreign private issuer, however, we are entitled to follow our home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to United States federal securities laws. The United Kingdom laws and practices followed by the Company in lieu of NASDAQ rules are described below:

•	We do not follow NASDAQ’s requirement that the Board of Directors be comprised of a majority of Independent Directors, as defined under Rule 5605(a)(2). In accordance with United Kingdom law and practice, we do not require a majority of our Board of Directors to be considered independent.

•	We do not follow NASDAQ’s requirements applicable to independent director oversight of director nominations, which require that director nominees either be selected or recommended by independent directors. In accordance with United Kingdom law and practice, our directors are nominated by the Nominations Committee, which is comprised of all of the directors of the Company.

•	We do not follow NASDAQ’s requirement that the compensation committee be comprised of Independent Directors, as defined under Rule 5605(a)(2).

•	We do not require that the compensation committee consider the specific factors affecting consultant independence that are set forth in NASDAQ Rule 5605(d)(3)(D). Our compensation committee may engage independent compensation consultants at its discretion.

•	We do not follow NASDAQ’s requirements that non-executive directors meet on a regular basis without management present. Our Board of Directors may choose to meet in executive session at their discretion.

•	We do not follow NASDAQ’s quorum requirements for stockholder meetings. In accordance with United Kingdom law and practice, our Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•	We do not follow NASDAQ’s requirements to seek shareholder approval for the implementation of certain equity compensation plans and issuances of Ordinary Shares. In accordance United Kingdom law and practice, we are not required to seek shareholder approval in such circumstances.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.	INSIDER TRADING POLICY.

Not applicable.

ITEM 16K.	CYBERSECURITY.

We recognize the importance of maintaining the confidentiality, integrity and availability of our business operations and systems. Our information technology, or IT, systems are largely outsourced to a third party vendor which we rely on for implementation of the security measures of those systems and the data stored in them. Generally, our board of directors oversees our risk management activities, and cybersecurity represents an important element of our overall approach to risk management. We adopt a cross-functional approach that, together with our outsourced IT vendor, aims to preserve the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Cybersecurity Risk Management and Strategy; Effect of Risk

We face risks related to cybersecurity such as unauthorized access, cybersecurity attacks and other security incidents, including as perpetrated by hackers and unintentional damage or disruption to hardware and software systems, loss of data, and misappropriation of confidential information. To identify and assess material risks from cybersecurity threats, we, together with our outsourced IT vendor, maintain a comprehensive cybersecurity program to ensure our systems are effective and prepared for information security risks, including regular oversight of our programs for security monitoring for internal and external threats to ensure the confidentiality and integrity of our information assets. We consider risks from cybersecurity threats alongside other company risks as part of our overall risk assessment process. Together with our outsourced IT vendor, we employ a range of tools and services, including regular network and endpoint monitoring, audits, vulnerability assessments, penetration testing, threat modeling and tabletop exercises to inform our risk identification and assessment.

To provide for the availability of critical data and systems, maintain regulatory compliance, manage our material risks from cybersecurity threats, and protect against and respond to cybersecurity incidents, we, together with our outsourced IT vendor, ensure that the following activities and measures are in place:

To provide for the availability of critical data and systems, maintain regulatory compliance, manage our material risks from cybersecurity threats, and protect against and respond to cybersecurity incidents, we undertake the following activities:

•	monitor emerging data protection laws and implement changes to our processes that are designed to comply with such laws;
•	through our policies, practices and contracts (as applicable), require employees, as well as third parties that provide services on our behalf, to treat confidential information and data with care;
•	employ technical safeguards that are designed to protect all information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence;
•	provide regular, mandatory training for our employees and contractors regarding cybersecurity threats as a means to equip them with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices;
•	conduct annual cybersecurity management and incident training for employees involved in our systems and processes that handle sensitive data; and
•	carry information security risk insurance that provides protection against the potential losses arising from a cybersecurity incident.

Our incident response plan coordinates the activities we take to prepare for, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate damage to our business and reputation.

As part of the above processes, we regularly engage with our outsourced IT vendor to review our cybersecurity program to help identify areas for continued focus, improvement and compliance.

Our processes also address cybersecurity threat risks associated with our use of third-party service providers who have access to data or our systems. In addition, cybersecurity considerations affect the selection and oversight of our third-party service providers. We perform diligence on third parties that have access to our systems, data or facilities that house such systems or data. As a matter of policy, other than our outsourced IT vendor, we do not grant third parties access to our systems, data or facilities that house such systems or data. Our outsourced IT vendor continually monitors cybersecurity threat risks to its systems and infrastructure.

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading “We are subject to cybersecurity risks, including the misappropriation or compromise of our information, our information technology systems, and other cybersecurity incidents that may result in operational or service disruption, harm to our reputation, litigation, fines, penalties and liabilities, and the incurrence of costs in an effort to minimize those risks,” in Item 3D--Risk Factors” which disclosures are incorporated by reference herein.

In the last three fiscal years, we have not experienced any material cybersecurity incidents.

Cybersecurity Governance; Management

Cybersecurity is an important part of our risk management processes and an area of focus for our board of directors and management. In general, our board of directors oversees risk management activities designed and implemented by our management. Our board of directors executes its oversight responsibility for risk management both directly and through delegating oversight of certain of these risks to its committees, and our board of directors has authorized our audit committee to oversee risks from cybersecurity threats.

Our audit committee receives an update from management of our cybersecurity threat risk management and strategy processes covering topics such as data security, any results from third-party assessments, our incident response plan, and material cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. In such sessions, our audit committee generally receives materials discussing current and emerging material cybersecurity threat risks, and describing our ability to mitigate those risks, as well as recent developments, evolving standards, technological developments and information security considerations arising with respect to our peers and third parties. Our audit committee also receives timely information regarding any cybersecurity incident that meets establishing reporting thresholds, as well as ongoing updates.

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our Chief Executive Officer and supported by our Group Controller and Finance & Administration Manager. These individuals have experience in various roles involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs, as well as managing outsourced IT vendors. These management team members are in close contact with our outsourced IT vendor who is responsible for day-to-day monitoring of the prevention, mitigation, detection, and remediation of cybersecurity incidents. The delegated management team referenced above, together with our outsourced IT vendor, , are responsible for the operation of our incident response plan. As discussed above, these management team members report to the audit committee of our board of directors about cybersecurity threat risks, among other cybersecurity related matters, at least annually and more frequently should a cybersecurity event occur.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18 of Form 20-F.

ITEM 18.	FINANCIAL STATEMENTS.

The financial statements are filed as part of this annual report beginning on page F-1.

The financial statements of the Company included in this annual report do not constitute statutory financial statements within the meaning of the United Kingdom Companies Act 2006. The Company’s statutory financial statements for the years ended December 31, 2023, 2022 and 2021 have been reported on by Mazars LLP, independent auditors, under applicable law and the International Standards on Auditing (United Kingdom). The Independent Auditors’ Report of Mazars LLP on the statutory financial statements for the years ended December 31, 2023, 2022 and 2021 included an emphasis of matter regarding material uncertainty over going concern.

ITEM 19.	EXHIBITS.

Exhibit Number	Title

1.1	Articles of Association of Biodexa Pharmaceuticals PLC, adopted on June 14, 2023 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-272693), filed with the SEC on June 16, 2023).

2.1*	Description of Securities Registered Under Section 12 of the Exchange Act.

2.2	Specimen certificate representing ordinary shares of Biodexa Pharmaceuticals PLC (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-272693), filed with the SEC on June 16, 2023).

2.3	Form of Second Amended and Restated Deposit Agreement by and among Biodexa Pharmaceuticals PLC, JPMorgan Chase Bank, N.A., as depositary, and all owners and holders from time to time of American Depositary Shares thereunder (incorporated by reference to Exhibit (a) to the Company’s Registration Statement on Form F-6 (File No. 333-275909), filed with the SEC on December 6, 2023).

2.4	Form of JPMorgan Chase Bank, N.A. American Depositary Receipt (included in Exhibit 4.5 as Exhibit A thereto).

2.5	Form of Warrant issued on October 25, 2019 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on October 24, 2019).

2.6	Form of Placement Agent Warrant issued on October 25, 2019 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on October 24, 2019).

2.7	Form of Warrant issued on May 20, 2020 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on May 20, 2020).

2.8	Form of Placement Agent Warrant issued on May 20, 2020 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on May 20, 2020).

2.9	Form of Warrant Instrument issued on May 22, 2020 (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on May 20, 2020).

2.10	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Report on Form 6-K, filed with the SEC on February 9, 2023).

2.11	Form of Series D Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on May 24, 2023).

2.12	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on May 24, 2023).

2.13	Form of Series E Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on December 21, 2023).

2.14	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on December 21, 2023).

2.15	Form of Representative Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on December 21, 2023).

2.16	Form of Series F Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Report on Form 6-K, filed with the SEC on December 21, 2023).

4.1#*	Biodexa Pharmaceuticals PLC Enterprise Management Incentive and Unapproved Share Option Scheme.

4.2#*	Form of EMI Option Agreement (included in Exhibit 4.1).

4.3#*	Form of Unapproved Share Option Agreement (included in Exhibit 4.1).

4.4#	Consultancy Agreement, dated as of April 15, 2014, by and between Biodexa Ltd and Chesyl Pharma Limited (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.5#	Form of Appointment Letter between Biodexa Pharmaceuticals PLC and certain directors of Biodexa Pharmaceuticals PLC (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.6#	Deed of Indemnity dated August 5, 2015 (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.7†	License, Collaboration and Distribution Agreement, dated as of January 29, 2019, by and between Biodexa Pharmaceuticals PLC, CMS Bridging Limited, CMS Medical Hong Kong Limited and China Medical System Holdings Limited (incorporated by reference to Exhibit 4.17 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, as amended, filed with the SEC on May 28, 2019).

4.8†#	Service Agreement dated as of September 9, 2019, by and between Biodexa Pharmaceuticals PLC and Stephen Stamp (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on September 19, 2019).

4.9#	Service Agreement, dated as of July 12, 2021, by and between Biodexa Pharmaceuticals PLC and Dmitry Zamoryakhin (incorporated by reference to Exhibit 4.15 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 26, 2022).

4.10#	Terms of Appointment as Director, dated June 20, 2022, by and between Biodexa Pharmaceuticals PLC and Stephen Barry Parker (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on June 21, 2022).

4.11	Assignment and Exchange Agreement, dated as of November 22, 2023, by and among Biodexa Pharmaceuticals PLC, Adhera Therapeutics, Inc. and the Secured Noteholders (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on November 27, 2023).

4.12†	License Agreement, dated November 22, 2023, by and among Biodexa Pharmaceuticals PLC and Melior Pharmaceuticals I, Inc. (incorporated by reference to Exhibit 10.4 of the Company’s Report on Form 6-K, filed with the SEC on November 27, 2023).

4.13	Form of Registration Rights Agreement by and between Biodexa Pharmaceuticals PLC and the Secured Noteholders (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K, filed with the SEC on November 27, 2023).

4.14	Form of Lock-Up Agreement by and between Biodexa Pharmaceuticals PLC and the Secured Noteholders (incorporated by reference to Exhibit 10.3 of the Company’s Report on Form 6-K, filed with the SEC on November 27, 2023).

4.15	Form of Registration Rights Agreement by and between Biodexa Pharmaceuticals PLC, Melior Pharmaceuticals, Inc. and Bukwang Pharmaceutical Co. Ltd. (incorporated by reference to Exhibit 10.5 of the Company’s Report on Form 6-K, filed with the SEC on November 27, 2023).

4.16	Form of Lock-Up Agreement by and between Biodexa Pharmaceuticals PLC and each of Melior Pharmaceuticals, Inc. and Bukwang Pharmaceutical Co. Ltd. (incorporated by reference to Exhibit 10.6 of the Company’s Report on Form 6-K, filed with the SEC on November 27, 2023).

8.1*	Subsidiaries of Biodexa Pharmaceuticals PLC.

12.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Mazars LLP, independent registered public accounting firm.

97.1*	Clawback Policy.

101. INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Documents
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within Inline XBRL document)

___________

* Filed herewith.

** Furnished herewith.

#	Management contract or compensatory plan or arrangement.
†	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to Biodexa Pharmaceuticals PLC if publicly disclosed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIODEXA PHARMACEUTICALS PLC

By:	/s/ Stephen Stamp
Name:	Stephen Stamp
Title:	Chief Executive Officer and Chief Financial Officer

Date: April 18, 2024

BIODEXA PHARMACEUTICALS PLC

121

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Biodexa Pharmaceuticals plc (formerly known as Midatech Pharma plc)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Biodexa Pharmaceuticals plc (formerly known as Midatech Pharma plc) and its subsidiaries (the “Group”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, including the related notes (collectively, the “Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the year in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying Consolidated Financial Statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 1 to the Consolidated Financial Statements the Group has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in note 1. The Consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

We have identified one critical audit matter, being the going concern basis of preparation. The nature of the critical audit matter, together with our conclusion, is set out above in the going concern uncertainty paragraph. Given the circumstances described, the Directors were required to exercise significant judgement in making their assessment as to whether it is appropriate to prepare the Consolidated Financial Statements on a going concern basis and in preparing their related explanatory disclosures. As a result of the requirement for the Directors to exercise significant judgment, much of which is qualitative in nature, together with the pervasive impact of the going concern basis of preparation and the importance of the related explanatory disclosures in providing context for the Consolidated Financial Statements, we have concluded that the going concern basis of preparation is a critical audit matter.

Our evaluation of the Directors’ assessment of the appropriateness of the going concern basis of preparation of these consolidated financial statements included, but was not limited to:

•	Undertaking an initial assessment at the planning stage of the audit to identify events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern;
•	Obtaining an understanding of the relevant controls relating to the Directors’ going concern assessment;
•	Reviewing the Directors’ formal going concern assessment, including the supporting cash flow projections to 31 December 2026;
•	Evaluating the key assumptions used and judgements applied by the Directors in forming their conclusions on going concern; and
•	Reviewing the appropriateness of the disclosures made by the Directors in the Consolidated Financial Statements.

We have served as the Group’s auditor since 2020.

Mazars LLP

London, England

April 18, 2024

Consolidated StatementS of Comprehensive Income

For the year ended 31 December

	Note	2023 £’000		2022 £’000	2021 £’000
Revenue	3	381		699	578
Other income		14		22	24
Research and development costs		(4,067)		(5,111)	(4,654)
Administrative costs		(4,342)		(4,542)	(2,946)
Loss from operations	4	(8,014)		(8,932)	(6,998)
Finance income	6	570		497	936
Finance expense	6	(41)		(53)	(44)
Loss before tax		(7,485)		(8,488)	(6,106)
Taxation	7	406		832	646
Loss for the year attributable to the owners of the parent		(7,079)		(7,656)	(5,460)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Total other comprehensive income net of tax		–		–	–
Total comprehensive loss attributable to the owners of the parent		(7,079)		(7,656)	(5,460)
Loss per share
Continuing operations
Basic and diluted loss per ordinary share - pence	8	(2	)p	(155) p	(136) p

The notes form an integral part of these consolidated financial statements.

Consolidated statementS of financial position

At 31 December

Company number 09216368	Note	2023 £’000	2022 £’000	2021 £’000
Assets
Non-current assets
Property, plant and equipment	9	571	831	1,152
Intangible assets	11	2,941	6	–
Total Non-Current Assets		3,512	837	1,152
Current assets
Trade and other receivables	13	637	1,006	1,034
Current taxation receivable		422	846	670
Cash and cash equivalents	14	5,971	2,836	10,057
Total Current Assets		7,030	4,688	11,761
Total assets		10,542	5,525	12,913
Liabilities
Non-current liabilities
Borrowings	16	295	463	620
Total Non-Current Liabilities		295	463	620
Current liabilities
Trade and other payables	15	1,240	1,447	1,092
Borrowings	16	169	161	146
Provisions	17	–	207	50
Derivative financial liability	18	4,160	85	553
Total Current liabilities		5,569	1,900	1,841
Total liabilities		5,864	2,363	2,461

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION(continued)

At 31 December

	Note	2023 £’000	2022 £’000	2021 £’000
Issued capital and reserves attributable to owners of the parent
Share capital	21	6,253	1,108	1,098
Share premium	22	86,732	83,667	83,434
Merger reserve	22	53,003	53,003	53,003
Warrant reserve	22	3,457	720	720
Accumulated deficit	22	(144,767)	(135,336)	(127,803)
Total equity		4,678	3,162	10,452
Total equity and liabilities		10,542	5,525	12,913

The notes form an integral part of these consolidated financial statements.

Consolidated statements of cash flows

For the year ended 31 December

	Note	2023 £’000	2022 £’000	2021 £’000
Cash flows from operating activities
Loss for the year		(7,079)	(7,656)	(5,460)
Adjustments for:
Depreciation of property, plant and equipment	9	143	174	213
Depreciation of right of use asset	9	137	166	190
Amortisation of intangible fixed assets	11	3	3	–
Loss/(Profit) on disposal of property, plant and equipment		2	14	(39)
Impairment of loan	4,13	79	207	–
Finance income	6	(570)	(497)	(936)
Finance expense	6	41	53	44
Share-based payment charge	4	28	123	89
Taxation	7	(406)	(832)	(646)
Foreign exchange gains		–	(1)	(3)
Cash flows from operating activities before changes in working capital		(7,622)	(8,246)	(6,548)
Decrease/(Increase) in trade and other receivables		365	7	(487)
(Decrease)/Increase in trade and other payables		(207)	356	(130)
(Decrease)/Increase in provisions		(207)	157	–
Cash used in operations		(7,671)	(7,726)	(7,165)
Taxes received		845	678	1,157
Net cash used in operating activities		(6,826)	(7,048)	(6,008)

Consolidated statements of cash flows(continued)

For the year ended 31 December

	Note	2023 £’000	2022 £’000	2021 £’000
Investing activities
Purchases of property, plant and equipment	9	(26)	(62)	(320)
Proceeds from disposal of fixed assets		4	20	42
Purchase intangible asset	11	(237)	–	–
Loan granted	4,13	(79)	(207)	–
Interest received		73	29	–
Net cash (used in)/generated from investing activities		(265)	(220)	(278)
Financing activities
Interest paid		(13)	(18)	(15)
Amounts paid on lease liabilities		(188)	(178)	(112)
Repayment from Government loan	16	–	–	(103)
Share issues including warrants, net of costs	14	10,427	243	9,035
Net cash generated from financing activities		10,226	47	8,805
Net increase/(decrease) in cash and cash equivalents		3,135	(7,221)	2,519
Cash and cash equivalents at beginning of year		2,836	10,057	7,546
Exchange (losses)/gains on cash and cash equivalents		–	–	(8)
Cash and cash equivalents at end of year	14	5,971	2,836	10,057

The notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

For the year ended 31 December

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2023		1,108	83,667	53,003	720	(135,336)	3,162
Loss for the year		–	–	–	–	(7,079)	(7,079)
Total comprehensive loss		–	–	–	–	(7,079)	(7,079)
Transactions with owners
Shares issued on 15 February 2023	14,21	1,956	3,013	–	–	–	4,969
Costs associated with share issue on 15 February 2023	14,21	–	(903)	–	–	–	(903)
Shares issued on 26 May 2023	14,21	2,380	–	–	–	(355)	2,025
Costs associated with share issue on 26 May 2023	14,21	–	–	–	–	(527)	(527)
Shares issued on 21 December 2023	14,21	485	–	–	1,315	(1,273)	527
Costs associated with share issue on 21 December 2023	14,21	–	–	–	–	(441)	(441)
Issue of shares to purchase intangible asset	11	324	955	–	1,422	–	2,701
Share-based payment charge		–	–	–	–	244	244
Total contribution by and distributions to owners		5,145	3,065	–	2,737	(2,352)	8,595
At 31 December 2023		6,253	86,732	53,003	3,457	(144,767)	4,678

Consolidated statements of changes in equity(cONTINUED)

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2022		1,098	83,434	53,003	720	(127,803)	10,452
Loss for the year		–	–	–	–	(7,656)	(7,656)
Total comprehensive loss		–	–	–	–	(7,656)	(7,656)
Transactions with owners
Exercise of warrants on 22 March 2022	14,21	–	–	–	–	–	–
Shares issued on 19 December 2022	14,21	10	311	–	–	–	321
Costs associated with share issue on 19 December 2022	14,21	–	(78)	–	–	–	(78)
Share-based payment charge		–	–	–	–	123	123
Total contribution by and distributions to owners		10	233	–	–	123	366
At 31 December 2022		1,108	83,667	53,003	720	(135,336)	3,162

Consolidated statements of changes in equity(cONTINUED)

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2021		1,063	74,364	53,003	720	(122,432)	6,718
Loss for the year		–	–	–	–	(5,460)	(5,460)
Total comprehensive loss		–	–	–	–	(5,460)	(5,460)
Transactions with owners
Shares issued on 19 February 2021	14,21	–	161	–	–	–	161
Costs associated with share issue on 19 February 2021	14,21	–	(10)	–	–	–	(10)
Shares issued on 6 July 2021	14,21	35	9,965	–	–	–	10,000
Costs associated with share issue on 6 July 2021	14,21	–	(1,046)	–	–	–	(1,046)
Share-based payment charge		–	–	–	–	89	89
Total contribution by and distributions to owners		35	9,070	–	–	89	9,194
At 31 December 2021		1,098	83,434	53,003	720	(127,803)	10,452

Notes forming part of the financial statements

For the years ended 31 December 2023, 2022 and 2021

1	Accounting policies

General information

Biodexa Pharmaceuticals PLC (the ‘Company’) is a company registered and domiciled in England and Wales. The Company was incorporated on 12 September 2014.

The Company is a public limited company, whose ordinary shares were admitted to trading on AIM (‘AIM’), which is a submarket of the London Stock Exchange, on 8 December 2014 until admission of the Company’s ordinary shares to trading on AIM was cancelled 26 April 2023.

In addition, since 4 December 2015 the Company has American Depository Receipts (‘ADRs’) registered with the US Securities and Exchange Commission (‘SEC’) and is listed on the NASDAQ Capital Market.

On 27 March 2023 the company changed its name to Biodexa Pharmaceuticals PLC from Midatech Pharma Plc.

The financial statements were approved and authorised for issue by the Board of Directors on 18 April 2024.

Basis of preparation

The Group was formed on 31 October 2014 when the Company entered into an agreement to acquire the entire share capital of Biodexa Limited and its wholly owned subsidiaries through the issue equivalent of shares in the Company which took place on 13 November 2014.

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

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

Adoption of new and revised standards

New standards, interpretations and amendments effective from 1 January 2023

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2023 and deemed none were applicable to the annual financial statements for the year ended 31 December 2023.

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the group has decided not to adopt early.

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2024 and 1 January 2025 and deemed none have a material impact on the group.

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

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Biodexa Pharmaceuticals PLC	Ultimate holding company

Biodexa Limited (formerly Midatech Limited)	Trading company

Biodexa Pharmaceuticals (Wales) Limited formerly (Midatech Pharma (Wales) Limited)	Trading company

Haaland UK Limited	Dormant – incorporated October 2022

Haaland Jersey Limited	Incorporated January 2023 Dissolved March 2023

Midatech Pharma (Espana) SL (formerly Midatech Biogune SL)	Liquidated - 2021

PharMida AG	Dormant

Going concern – material uncertainty

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2023, the Group incurred a consolidated loss for the year of £7.08 million and negative cash flows from operating activities of £6.83 million. As of 31 December 2023, the Group had an accumulated deficit of £142.82 million.

Our future viability is dependent on our ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company’s assets. Our failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

We believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, we consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group's consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2023, we had cash and cash equivalents of £5.97m. We have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before the fourth quarter of 2024 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. If the Company does not secure additional funding before the fourth quarter of 2024, it will no longer be a going concern and would likely be placed in Administration.

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

If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares (including the ADSs) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

1	Accounting policies (continued)

Going concern (continued)

In our opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. We continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

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

Revenue

Revenue is accounted for in line with principles of IFRS 15 ‘Revenue from contracts with customers.

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

Business combinations and externally acquired intangible assets (continued)

An intangible asset, which is an identifiable non-monetary asset without physical substance, is recognised to the extent that it is probable that the expected future economic benefits attributable to the asset will flow to the Group and that its cost can be measured reliably. The asset is deemed to be identifiable when it is separable or when it arises from contractual or other legal rights. Further contingent payments due on the purchase of the intangible asset are only recognised when it is probable that payments are due.

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

Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, or intangible assets not ready for use, such as IPRD, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The reversal of any impairment charge is limited to the carrying amount of the asset that would have been determined (net of amortisation or depreciation) had no impairment charge been recognised for the asset in prior periods.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The Group at 31 December 2023 had only one cash generating unit (2022: one, 2021: one). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

Patents and trademarks

The costs incurred in establishing patents and trademarks are either expensed in accordance with the corresponding treatment of the development expenditure for the product to which they relate or capitalised if the development expenditure to which they relate has reached the point of capitalisation as an intangible asset.

1	Accounting policies (continued)

Foreign currency

Transactions entered into by Group entities in a currency other than the currency of the primary economic environment, in which they operate, are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in profit or loss.

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

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (e.g., trade receivables), but also incorporate other types of contractual monetary asset. They are initially recognised at fair value plus transaction costs that are directly attributable to their acquisition or issue and are subsequently carried at amortised cost using the effective interest rate method, less provision for impairment.

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

The financial liability is valued using the either the Monte Carlo model or the Black-Scholes option pricing model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. Fair value is determined in the manner described in note 18.

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

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has three classes of share in existence:

•	ordinary shares of £0.001 each are classified as equity instruments;

•	‘A’ deferred shares of £1 each are classified as equity instruments;

•	‘B’ deferred shares of £0.001 each are classified as equity instruments.

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

The Group also issues warrants over ADSs to certain professional advisors in connection with equity transactions that fall within the scope of IFRS2 and are accounted for as share based payments. The fair value of the services received in exchange for the grant of the warrant is recognised as an expense of the equity transaction. The total expense is recognised immediately.

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

As at 31 December 2023 the Group had one property lease in place in the UK.

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

The preparation of these consolidated financial statements requires the Group to make estimates, assumptions and judgments that can have a significant impact on the reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities, at the respective dates of our financial statements. The Group bases its estimates, assumptions and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management evaluates estimates, assumptions and judgments on a regular basis and makes changes accordingly and discusses critical accounting estimates with the board of Directors.

The following are considered to be critical accounting estimates:

Impairment of intangible assets not yet ready for use

Intangible assets not yet ready for use are tested for impairment at the cash generating unit level on an annual basis at the year end and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a cash generating unit below its carrying value. Impairment indications include events causing significant changes in any of the underlying assumptions used in valuing intangibles not ready for use. The key assumptions are the probability of success, the discount factor, the timing of future revenue flows, market penetration and peak sales assumptions, and expenditure required to complete development.

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

The carrying value of intangibles not yet ready for use was £2.9million (2022: £Nil; 2021: £Nil) as at 31 December 2023 (note 11).

Management apply a further 20% sensitivity to the probability of success, this resulted in a 18% change in the fair value of the asset.

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

The resulting cost of an equity incentive award is recognised as an expense over the requisite service period of the award, which is usually the vesting period.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 24 to our consolidated financial statements and are estimated as follows:

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

The assumptions used for estimating fair value for warrants transactions as disclosed in note 18 to our consolidated financial statements and are estimated as follows:

•	volatility is estimated based on the average annualised volatility of a number of publicly traded peer companies in the biotech sector;

•	the dilutive impact of the exercise of the warrants; and

•	the dividend return is estimated by reference to our historical dividend payments. Currently, this is estimated to be zero as no dividend has been paid in the prior periods.

The following are considered to be critical accounting judgments:

Revenue

Supply Research and Development of Services

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

In 2023, there were approximately £73.4million of gross unutilised tax losses carried forward (2022: £71.1 million; 2021: £67.2 million). No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods. The losses do not have an expiry date.

2	Critical accounting estimates and judgements (continued)

Going Concern – material uncertainty

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2023, the Group incurred a consolidated loss for the year of £7.08 million and negative cash flows from operating activities of £6.83 million. As of 31 December 2023, the Group had an accumulated deficit of £142.82 million.

Our future viability is dependent on our ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company’s assets. Our failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

We believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, we consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group's consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2023, the Group had cash and cash equivalents of £5.97m. We have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before the fourth quarter of 2024 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. If the Company does not secure additional funding before the fourth quarter of 2024, it will no longer be a going concern and would likely be placed in Administration.

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

If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares (including the ADSs) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

In our opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. We continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

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

3	Revenue

Revenue from contracts with customers

Geographical analysis of revenue by destination of customer

	2023 £’000	2022 £’000	2021 £’000
Revenue:
Belgium	381	699	578
	381	699	578

All revenue came from the sale of services in 2023, 2022 and 2021. It is derived entirely from the Group’s R&D collaboration agreements. It is recognised over the contract term proportionate to the progress in overall satisfaction of the performance obligations.

	Contractual Assets			Contractual Liabilities

	2023 £’000	2022 £’000	2021 £’000	2023 £’000	2022 £’000	2021 £’000
At 1 January	–	–	71	(197)	–	(68)
Transfers in the period from contract assets to trade receivables	–	–	(71)	–	–	–
Amounts included in contract liabilities that was recognised as revenue during the period	–	–	–	197	–	68
Excess of revenue recognised over cash	–	–	–	–	–	–
Cash received in advance of performance and not recognised as revenue during the period	–	–	–	–	(197)	–
At 31 December	–	–	–	–	(197)	–

The Group’s R&D collaboration agreements are the delivery of services within the next 12 months for which the practical expedient in paragraph 121 (a) of IFRS15 applies.

In 2023, all revenue came from 1 customer (2022: 1 customer; 2021: 1 customer).

	2023 £’000	2022 £’000	2021 £’000
Customer A	100%	100%	100%

The Group contains one reportable operating segment, Pipeline Research and Development (‘Pipeline R&D’). This segment seeks to develop products using the Group’s nanomedicine and sustained release technology platforms. All the reconciliations required for segmental reporting can be found in the primary statements.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies described in note 1.

4	Loss from operations

	Note	2023 £’000	2022 £’000	2021 £’000
Loss from operations is stated after charging/(crediting):
Depreciation of property, plant and equipment
- Research and development costs	9	135	162	198
- Administrative costs	9	8	12	15
Depreciation of right of use asset
- Research and development costs	9	113	151	165
- Administrative costs	9	24	15	25
Amortisation of intangible assets – software
- Research and development costs	11	3	3	–
Impairment of financial asset(1)	13	79	207	–
Provision against future loss on loan agreement	17	–	207	–
Fees payable to the Company’s auditor for the audit of the parent Company financial statements		127	106	88
Fees payable to the Company’s auditor for the audits of the subsidiary financial statements		58	44	44
Fees payable to the Company’s auditor for:
- Audit related services		131	70	–
Fees payable to the Company’s previous auditor for:
- Audit related services		32	67	41
Foreign exchange loss		164	9	12
Profit/(Loss) on disposal of property, plant and equipment		2	14	(42)
Equity settled share-based payment – employee schemes		28	123	89

(1)	During 2023 a loan was provided to Adhera of $100,000, this was written off on completion of the Assignment and Exchange Agreement in December 2023.

5	Staff costs

Staff costs (including Directors) comprise:

	2023 £’000	2022 £’000	2021 £’000
Wages and salaries	1,708	2,033	1,354
Defined contribution pension cost (note 23)	86	98	71
Social security contributions and similar taxes	233	269	152
Share-based payment charge	28	123	89
	2,055	2,523	1,666

Employee numbers

The average number of staff employed by the Group during the financial year amounted to:

	2023	2022	2021
Research and development	16	22	15
General and administration	5	5	5
	21	27	20

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the Directors of the Company, including the Chief Executive Officer and Chief Scientific Officer.

	2023 £’000	2022 £’000	2021 £’000
Short term employee benefits	677	668	658
Post-employment benefits	21	21	27
Share-based payment	22	53	61
	720	742	746

During the year no Directors (2022: 0; 2012: 1) participated in a defined contribution pension scheme. Pension contributions in the above note include those of the Chief Scientific Officer.

Emoluments disclosed above include the following amounts in respect of the highest paid Director.

	2023 £’000	2022 £’000	2021 £’000
Short term employee benefits	252	238	223
Post-employment benefits	–	–	11
	252	238	234

None of the Directors have exercised share options during the year (2022: nil, 2021: nil).

6	Finance income and expense

	2023 £’000	2022 £’000	2021 £’000
Finance income
Interest received on bank deposits	73	29	–
Other interest receivable	10	–	–
Gain on equity settled derivative financial liability	487	468	936
Total finance income	570	497	936

	2023 £’000	2022 £’000	2021 £’000
Finance expense
Interest expense on lease liabilities	28	43	36
Other loans	13	10	8
Total finance expense	41	53	44

The gain on the equity settled derivative financial liability in 2023, 2022 and 2021 arose as a result of the movement in share price (note 18).

7	Taxation

	2023 £’000	2022 £’000	2021 £’000
Current tax credit
Current tax credited to the income statement	407	825	646
Adjustment in respect of prior year	(1)	7	–
Current tax credit	406	832	646
Deferred tax credit
Reversal of temporary differences	–	–	–
Total tax credit	406	832	646

The reasons for the difference between the actual tax charge for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2023 £’000	2022 £’000	2021 £’000
Loss before tax	(7,485)	(8,488)	(6,106)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 23.52% (2021: 19%; 2020: 19%)	(1,764)	(1,613)	(1,160)
Expenses not deductible for tax purposes	408	392	75
Income not taxable	(5)	(4)	(2)
Adjustment in respect of prior period	1	(7)	–
Effect of R&D relief	26	(357)	(280)
Deferred tax not recognised	928	757	721
Total tax credited to the income statement	(406)	(832)	(646)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

8	Loss per share

	2023 £’000		2022 £’000	2021 £’000
Numerator
Loss used in basic EPS and diluted EPS:
Continuing operations	(7,079)		(7,656)	(5,460)
Denominator
Weighted average number of ordinary shares used in basic EPS:	315,849,600		4,941,793	4,027,345
Basic and diluted loss per share:
Continuing operations – pence	(2	)p	(155) p	(136) p

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company’s Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. The denominator has been calculated to reflect the share consolidation in the current and prior periods.

At a General Meeting on 14 June 2023, shareholders approved the subdivision and redesignation of the Company’s Issued Ordinary Shares of £0.02 each into to one Ordinary Share of £0.001 each and 19 ‘B’ Deferred Shares of £0.001 each. The ‘B’ Deferred Shares have limited rights and are effectively valueless. The share sub-division and redesignation did not impact the calculation of the denominator as the number of Issued Ordinary Shares did not change.

During the year the Company issued warrants that were accounted through the Warrant Reserve as detailed in note 21.

The Company has considered the guidance set out in IAS 33 in calculating the denominator in connection with the issuance of Pre-Funded, Series A, Series B and Series C warrants as disclosed in note 21. Management have recognised the warrants from the date of grant rather than the date of issue of the corresponding Ordinary Shares when calculating the denominator.

The Group has made a loss in the current and previous periods presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis as basic earning per share.

9	Property, plant and equipment

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Cost
At 1 January 2021	53	4	236	1,662	188	2,143
Additions	57	53	16	194	720	1,040
Transfers	–	–	–	(155)	155	–
Effect of modification to lease terms	–	–	–	–	(24)	(24)
Disposal	(50)	(4)	(10)	(138)	(164)	(366)
At 31 December 2021	60	53	242	1,563	875	2,793
Additions	3	–	14	45	–	62
Transfer to intangibles	–	–	(122)	–	–	(122)
Disposal	–	–	(46)	(174)	(51)	(271)
At 31 December 2022	63	53	88	1,434	824	2,462
Additions	–	–	–	26	–	26
Transfers	–	–	–	103	(103)	–
Disposal	–	–	(38)	(152)	–	(190)
At 31 December 2023	63	53	50	1,411	721	2,298

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Accumulated depreciation
At 1 January 2021	49	2	199	1,239	112	1,601
Charge for the year	–	–	–	(74)	74	–
Disposal	8	5	22	178	190	403
Exchange differences	(50)	(3)	(8)	(138)	(164)	(363)
At 31 December 2021	7	4	213	1,205	212	1,641
Transfer to intangibles	–	–	(113)	–	–	(113)
Charge for the year	12	11	12	139	166	340
Disposal	–	–	(41)	(155)	(41)	(237)
At 31 December 2022	19	15	71	1,189	337	1,631
Transfers	–	–	–	103	(103)	–
Charge for the year	12	11	7	113	137	280
Disposal	–	–	(38)	(146)	–	(184)
At 31 December 2023	31	26	40	1,259	371	1,727
Net book value
At 31 December 2023	32	27	10	152	350	571
At 31 December 2022	44	38	17	245	487	831
At 31 December 2021	53	49	29	358	663	1,152

As at 31 December right of use asset consisted of leasehold improvements of net book value £350k (2022: £485k; 2021: £619k) and laboratory equipment of net book value £Nil (2022: £2k; 2021: £44k).

On 1 February 2023 laboratory equipment previously disclosed within right of use assets was transferred to laboratory equipment when the final payment on the finance lease was made. On 1 January 2022 software previously disclosed within computer equipment was transferred to intangible assets.

10	Leases

Lease Liabilities	2023 £’000	2022 £’000	2021 £’000
At 1 January	624	766	76
Additions	–	–	720
Transfer	–	–	77
Effect of modification to lease terms	–	–	(24)
Interest expenses	28	36	29
Lease payments	(188)	(178)	(112)
At 31 December	464	624	766

The right of use assets is disclosed in note 9.

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

In May 2021 the Group provided notice to terminate its property lease on its historical building in Cardiff. The lease required 6 months’ notice.

Low value leases expensed in year:

	2023 £’000	2022 £’000	2021 £’000
Low value leases expensed	2	3	2
	2	3	2

Total cash outflow for leases in 2023 was £190k (2022: £181k; 2021: £114k)

11	Intangible assets

	In-process research and development £’000	Goodwill £’000	IT/Website costs £’000	Total £’000
Cost
At 1 January 2021	13,378	2,291	–	15,669
At 31 December 2021	13,378	2,291	–	15,669
Transfer from property, plant and equipment	–	–	122	122
Disposal	–	–	(12)	(12)
At 31 December 2022	13,378	2,291	110	15,779
Acquisition	2,938	–	–	2,938
At 31 December 2023	16,316	2,291	110	18,717

	In-process research and development £’000	Goodwill £’000	IT/Website Costs £’000	Total £’000
Accumulated amortisation and impairment
At 1 January 2021	13,378	2,291	–	15,669
At 31 December 2021	13,378	2,291	–	15,669
Amortisation charge for the year	–	–	3	3
Transfer from property, plant and equipment	–	–	113	113
Disposal	–	–	(12)	(12)
At 31 December 2022	13,378	2,291	104	15,773
Amortisation charge for the year	–	–	3	3
Disposal	–	–	–	–
At 31 December 2023	13,378	2,291	107	15,776
Net book value
At 31 December 2023	2,938	–	3	2,941
At 31 December 2022	–	–	6	6
At 31 December 2021	–	–	–	–

11	Intangible assets (continued)

The individual intangible asset which is material to the financial statements is as follows:

	Carrying amount			Remaining amortisation period
	2023 £’000	2022 £’000	2021 £’000	2023 (years)	2022 (years)	2021 (years)
MTX228 tolimidone acquired IPRD*	2,938	–	–	n/a	n/a	n/a

*	asset is not yet in use and has not started amortising

On 21 December 2023 the Company executed an Assignment and Exchange Agreement with Adhera for assignment of Adhera’s rights and a new licence for tolimidone (MTX228) with Melior for total consideration of $11.12 million. The initial consideration was settled as follows:

	$’000	£’000
Cash paid to Adhera	300	237
100,356 ADSs, valued at the Offer price issued to Adhera Loan Noteholders	201	159
899,642 Pre-funded warrants at the Offering price issued to Adhera Loan Noteholders	1,799	1,422
708,856 ADSs at the Offer price issued to Melior	1,418	1,120
Recognised as intangible asset purchase	3,718	2,938

In addition, conditional upon Adhera Loan Noteholders subscribing for not less than $4 million in the Registered Offering the company paid a further $0.4 million in cash and as an adjustment to equity of $3.0 million satisfied by the issue of 124,591 ADSs and 1,375,408 pre-funded warrants and not as consideration for the acquisition of the intangible asset. These have been accounted for within the December 2023 Registered Offering.

The Assignment and Exchange Agreement also provides for deferred consideration totalling $4.0 million payable upon in part upon the completion of a positive Phase II clinical study of tolimidone in Type-1 diabetes and in part upon the first commercial sale of tolimidone. In addition, the Company is obligated to pay single digit tiered royalties on net sales of tolimidone to Melior.

The ADSs issued under the transaction are subject to restrictions on their resale.

The Group reviews the carrying amounts of its intangible assets to determine whether there are any indications that those assets have suffered an impairment loss. If any such indications exist, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Impairment indications include events causing significant changes in any of the underlying assumptions used in the income approach utilised in valuing in process R&D. The key assumptions are : estimation of future cash flows which is dependent on the probability of success, the discount factor, the timing of future revenue flows, market penetration and peak sales assumptions, and expenditure required to complete development, estimation of the long-term rate of growth for the business, estimation of the useful life over which cash flows will occur and determination of our weighted-average cost of capital.

12	Subsidiaries

The subsidiaries of the Company, all of which are 100% owned as at 31 December 2023, either directly or through subsidiaries where indicated, and have been included in these financial statements in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

Name	Registered Office	Nature of Business	Notes
Biodexa Limited (formerly Midatech Limited)	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company
Biodexa Pharmaceuticals (Wales) Limited (formerly Midatech Pharma (Wales) Limited)	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company
Haaland UK Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Dormant
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)

Notes:

(a)	Wholly owned subsidiary of Biodexa Limited.

(b)	PharMida AG became dormant in January 2016.

13	Trade and other receivables

	2023 £’000	2022 £’000	2021 £’000
Trade receivables	–	329	33
Prepayments	355	376	607
Other receivables	282	301	394
Total trade and other receivables	637	1,006	1,034
Less: non-current portion	–	–	–
Current portion	637	1,006	1,034

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Book values approximate to fair value at 31 December 2023, 2022 and 2021.

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

Trade and other receivables contained one impaired asset in 2022, as detailed below, this asset was written off in 2023. In 2023 and 2021 Trade and other receivables did not contain an impaired asset. The Group did hold security in 2022 as detailed below against one asset, in 2023 and 2021 it did not hold any collateral as security.

The maximum exposure to credit risk at the consolidated statement of financial position date is the fair value of each class of receivable.

The Company recognises a default on a financial asset when the counter party announces they have limited resources to satisfy the debt.

Bioasis Loans

On 13 December 2022 the Company entered into an Arrangement Agreement with Bioasis Technologies Inc (‘Bioasis’) under which the Company would acquire the entire issued share capital of Bioasis, the agreement entered into was subject to shareholder approval. In addition to this, on 19 December 2022 the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis’ working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in 3 tranches payable on 19 December 2022, 2 January 2023 and 6 February 2023. The loan was repayable on the earliest of the following:

a)	The occurrence of an event of default
b)	The closing date (as defined in the Arrangement Agreement for the proposed acquisition of Bioasis)
c)	30 June 2023

The promissory note is subject to interest at a rate equal to 2% per month or, from and after the Bioasis maturity date, at a default rate of 15% per annum. Under the Security Agreement the Company was made a secured creditor.

On 3 February 2023 Bioasis announced they were ‘urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements’ which triggered an event of default. As a result of this the 3rd payment under the agreement was not made. On 5 March 2023 Bioasis were served with notice of an event of default. On 20 June 2023 Bioasis announced the suspension of operations.

The Company has advanced US$500,000 to Bioasis in two tranches over 2022 and 2023. Management considered the recovery of the debt to be uncertain and therefore recognised an impairment provision of £414,000 in the year to 31 December 2022. As a result of Bioasis’ s announcement on 20 June 2023 the loans have been written off.

14	Cash and cash equivalents and cash flow supporting notes

Cash and cash equivalents for purposes of the consolidated statement of cash flows comprises:

	2023 £’000	2022 £’000	2021 £’000
Cash at bank available on demand	5,971	2,836	10,057

During 2023, 2022 and 2021, cash inflows arose from equity financing transactions, included within financing activities on the face of the cash flow statement. As part of the equity transactions entered in December and May 2023 warrants to the value of £4.6million (December 2022:£nil; July 2021: £nil) were issued as disclosed in note 18.

	2023 £’000	2022 £’000	2021 £’000
Gross proceeds	12,084	321	10,091
Transaction costs	(1,657)	(78)	(1,056)
Proceeds from issuing shares	10,427	243	9,035

The following changes in loans and borrowings arose as a result of financing activities during the year:

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2023	463	246	709
Cash flows	–	(188)	(188)
Non-cashflows:
Loans and borrowings classified as non-current 31 December 2021 becoming current in 2022	(168)	168	–
Warrants issued		4,562	4,562
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(487)	(487)
Interest accruing in period	–	28	28
At 31 December 2023	295	4,329	4,624

14	Cash and cash equivalents and cash flow supporting notes(continued)

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2022	620	699	1,319
Cash flows	–	(178)	(178)
Non-cashflows:
Loans and borrowings classified as non-current 31 December 2021 becoming current in 2022	(178)	178	–
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(468)	(468)
Interest accruing in period	21	15	36
At 31 December 2022	463	246	709

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2021	60	1,759	1,819
Cash flows	–	(215)	(215)
Non-cashflows:
Foreign Exchange	–	(4)	(4)
New leases	715	5	720
Effect of modification to lease term – IFRS 16	–	(24)	(24)
Loans and borrowings classified as non-current 31 December 2020 becoming current in 2021	(178)	178	–
Transfer to share premium on exercise of warrants	–	(70)	(70)
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(936)	(936)
Interest accruing in period	23	6	29
At 31 December 2021	620	699	1,319

15	Trade and other payables

Current	2023 £’000	2022 £’000	2021 £’000
Trade payables	314	339	485
Other payables	7	17	5
Accruals	857	817	546
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	1,178	1,173	1,036
Tax and social security	62	77	56
Deferred revenue	–	197	–
Total trade and other payables	1,240	1,447	1,092

Book values approximate to fair value at 31 December 2023, 2022 and 2021.

All current trade and other payables are payable within 3 months of the period end date shown above.

16	Borrowings

	2023 £’000	2022 £’000	2021 £’000
Current
Lease liabilities	169	161	146
Total	169	161	146
Non-current
Lease liabilities	295	463	620
Total	295	463	620

Book values approximate to fair value at 31 December 2023, 2022 and 2021.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

Government loans in Spain

During 2021 a euro denominated government and research loan of £103k was repaid. This amount translated at year end rate was £107k. The loan was repaid in February 2021 prior to the liquidation of MPE.

17	Provisions

	2023 £’000	2022 £’000	2021 £’000
Opening provision at 1 January	207	50	50
Utilisation of provision	(207)	(43)	–
Provision recognised in the year	–	200	–
At 31 December	–	207	50
Less: non-current portion	–	–	–
Current portion	–	207	50

The provision as at 31 December 2021 represents management’s best estimate of the ‘making good’ clause on the Cardiff office which was vacated during the fourth quarter of 2021. This liability was settled during 2022.

Bioasis Loans

On 19 December 2022 the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis’ working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in 3 tranches payable on 19 December 2022, 3 January 2023 and 6 February 2023. The terms of the agreement are set out in note 13.

The Company advanced US$250,000 to Bioasis in the year to 31 December 2022. A further advance of US$250,000 was made to Bioasis on 3 January 2023.

Management considered recovery of the debt to be uncertain and in 2022 recognised an impairment provision of £207,000 against the advance made in December 2022, see note 13, and a provision of £207,000 against future credit losses resulting from the Promissory Note.

On 3 February 2023 Bioasis announced they were ‘urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements’ which triggered an event of default. As a result of this the 3rd payment under the agreement was not made in the post year end period. On 5 March 2023 Bioasis were served with a notice of an event of default. On 20 June 2023 Bioasis announced the suspension of operations.

In 2023 the provision was utilised against the advance made to Bioasis in January 2023.

18	Derivative financial liability – current

	2023 £’000	2022 £’000	2021 £’000
Equity settled derivative financial liability
At 1 January	85	553	1,559
Warrants issued	4,562	–	–
Transfer to share premium on exercise of warrants	–	–	(70)
Gain recognised in finance (income)/expense within the consolidated statement of comprehensive income	(487)	(468)	(936)
At 31 December	4,160	85	553

Equity settled derivative financial liability is a liability that is not to be settled for cash.

No warrants recognised as equity settled derivatives were exercised in 2023, 2022 or 2021.

The Company issues warrants in the ADSs of the Company as part of registered direct offerings and private placements in the US. The number of ADSs to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Black-Scholes model in 2023, in previous periods the Monte Carlo model was used. The change in methodology is as result of the Company de-listing from AIM in 2023 and no longer needing to consider foreign exchange movements in fair value calculation. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. A key input in the valuation of the instrument is the Company share price.

Details of the warrants are as follows:

December 2023 warrants

In December 2023 the Company issued 3,000,063 Series E ADS Warrants and 3,000,063 Series F ADS Warrants as part of the Registered Offering in the US. The exercise price per ADS is $2.20.

May 2023 warrants

In June 2023 the Company issued 276,689 Series D ADS Warrants as part of a registered direct offering and private placement in the US after securing shareholder approval. The exercise price per ADS was $16.00.

May 2020 warrants

In May 2020 the Company issued 838 ADS warrants as part of a registered direct offering in the US.

October 2019 warrants

In October 2019 the Company issued 392 ADS warrants as part of a registered direct offering in the US.

May 2020 and October 2019 warrant re-price

On 13 December 2022 the Company entered into a Securities Purchase Agreement with Armistice Capital Master Fund Ltd (‘Armistice’) to re-price previously issued ADS warrants issued to Armistice to $320 per ADS. The impact of the re-pricing is shown in the table below: The warrant exercise price per ADS for the remaining warrants remains unchanged as follows: October 2019 warrants at $10,000 per ADS; May 2020 warrants at $3,280 and $3,300 per ADS.

	ADS Warrants Number*	Original price per ADS*	New price per ADS	Equivalent Ordinary Shares (400 ordinary shares per ADS) Number
October 2019 warrants	375	$10,000	$320	150,000
May 2020 warrants	406	$3,280	$320	162,400

*

Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADS’s to ordinary shares that occurred on 2 March 2020 and 24 March 2023 and the ratio change of ADS’s to ordinary shares on 26 September 2022 and 5 July 2023.

18	Derivative financial liability – current (continued)

DARA warrants and share options

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those detailed above. The financial liability is valued using the Black-Scholes option pricing model. The exercise price of the outstanding options is $1,903.40.

The following table details the outstanding warrants over ADSs and ordinary shares as at 31 December and also the movement in the year:

	At 1 January 2021	Lapsed	Exercised	At 31 December 2021	Lapsed	At 31 December 2022	Lapsed	Granted	At 31 December 2023
ADSs
December 2023 grant	–	–	–	–	–	–		6,000,126	6,000,126
May 2023 grant	–	–	–	–	–	–		276,689	276,689
May 2020 grant	876	–	(38)	838	–	838	–	–	838
October 19 grant	392	–	–	392	–	392	–	–	392
Ordinary Shares
DARA Warrants	231	(27)	–	204	(204)	–	–	–	–
DARA Options	138	–	–	138		138	(10)	–	128

*

*Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADS’s to ordinary shares that occurred on 2 March 2020 and 24 March 2023 and the ratio change of ADS’s to ordinary shares on 26 September 2022 and 5 July 2023.

19	Financial instruments – risk management

The Group is exposed through its operations to the following financial risks:

•	Credit risk

•	Foreign exchange risk

•	Liquidity risk

This note describes the Group’s policies and processes for managing those risks. The policy for managing these risks is reviewed and agreed with the Board, however it has delegated the authority for designing and operating processes that ensure the effective management of the risks to the Group’s management.

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables

•	Cash and cash equivalents

•	Trade and other payables

•	Accruals

•	Loans and borrowings

•	Derivative financial liability

A summary of the financial instruments held by category is provided below:

Financial assets – amortised cost

	2023 £’000	2022 £’000	2021 £’000
Cash and cash equivalents	5,971	2,836	10,057
Trade receivables	–	329	33
Other receivables	282	301	394
Total financial assets	6,253	3,466	10,484

Financial liabilities – amortised cost

	2023 £’000	2022 £’000	2021 £’000
Trade payables	314	339	485
Other payables	7	17	5
Accruals	857	817	546
Borrowings	464	624	766
Total financial liabilities – amortised cost	1,642	1,797	1,802

Financial liabilities – fair value through profit and loss – current

	2023 £’000	2022 £’000	2021 £’000
Equity settled derivative financial liability	4,160	85	553

19       Financial instruments – risk management (continued)

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s derivative financial liability is measured on a recurring basis. The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 18:

Financial liabilities	Fair value as at 31/12/2023	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – Series E warrants	£2,592,000	Level 3	Black-Scholes Model	Volatility rate of 90.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 0.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.79% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series F warrants	£1,444,000	Level 3	Black-Scholes Model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 3.84% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series D warrants	£124,000	Level 3	Black-Scholes Model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.40 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 3.93% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – May 2020 warrants	£–	Level 3	Black-Scholes Model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 1.88 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.23% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 warrants	£–	Level 3	Black-Scholes Model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 1.50 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.51% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£4,160,000

19	Financial instruments – risk management (continued)

Financial liabilities	Fair value as at 31/12/2022	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – May 2020 warrants	£48,000	Level 3	Monte Carlo simulation model	Volatility rate of 70.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 2.88 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.22% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 warrants	£37,000	Level 3	Monte Carlo simulation model	Volatility rate of 70.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 2.5 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.32% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£85,000

19	Financial instruments – risk management (continued)

Financial liabilities	Fair value as at 31/12/2021	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – May 2020 warrants	£467,000	Level 3	Monte Carlo simulation model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 3.88 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.31% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 warrants	£86,000	Level 3	Monte Carlo simulation model	Volatility rate of 85.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 3.5 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.71% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – DARA warrants	–	Level 3	Black-Scholes option pricing model	Volatility rate of 85.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.10 and 0.9 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 0.71% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£553,000

Changing the unobservable risk-free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of warrants (2022: nil; 2021: nil).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to warrants issued in December 2024, May 2024, May 2020 and October 2019 as part of Registered Direct offerings, private placement and also a business combination.

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

The total exposure to credit risk of the Group is equal to the total value of the financial assets held at each year end as noted above.

19	Financial instruments – risk management (continued)

Foreign exchange risk

The group operates internationally although its operations are based in the United Kingdom and the majority of assets and liabilities denominated in Pounds Sterling. It therefore is exposed to foreign exchange risk arising from exposure to various currencies primarily the Euro and US Dollar.

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2023 £’000	2022 £’000	2021 £’000
Cash and cash equivalents:
Pounds Sterling	2,244	2,588	10,057
US Dollar	3,727	248	–
Euro	–	–	–
Total	5,971	2,836	10,057

Foreign exchange risk also arises when individual Group entities enter into transactions denominated in a currency other than their functional currency, the Group’s transactions outside the UK to the US and Europe drive foreign exchange movements where suppliers invoice in currency other than sterling. The Group does retain some cash balances in US Dollars from its US Dollar denominated equity raises to reduce the foreign exchange exposure on US$ denominated suppliers related to its NASDAQ listing and US based clinical trial. All other assets and/or consumables that are purchased in foreign currencies, such currency is purchased immediately upon invoice. These transactions are not hedged because the cost of doing so is disproportionate to the risk.

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

The following table details the Group’s sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2023	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	373	2	–
Total equity	373	2	–

Year ended 31 December 2022	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	25	(1)	–
Total equity	25	(1)	–

Year ended 31 December 2021	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	–	2	–
Total equity	–	2	–

19	Financial instruments – risk management (continued)

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group’s aim to settle balances as they become due.

In February 2023, the Company completed a Private Placement in the US which raised £5.0million before expenses. In May 2023, the Company completed a Registered Direct Offering in the US which raised £2.7million before expenses. In December 2023, the Company completed a Registered Offering in the US which raised £4.4million before expenses.

In December 2022, the Company completed a Registered Direct Offering in the US which raised £0.3million before expenses.

In February 2021, previously issued warrants were exercised resulting in the Company receiving £0.13million before expenses. In July 2021, the Company completed a UK placing which raised £10.0million before expenses.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before the fourth quarter of 2024 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. If the Company does not secure additional funding before the fourth quarter of 2024, it will no longer be a going concern and would likely be placed in Administration.

If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares (including the ADSs) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

In the Directors’ opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

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

19	Financial instruments – risk management (continued)

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

2023	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,178	–	–	–	–
Lease liabilities	47	141	189	112	–
Total	1,225	141	189	112	–

2022	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,173	–	–	–	–
Lease liabilities	49	140	188	254	–
Total	1,222	140	188	254	–

2021	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,036	–	–	–	–
Lease liabilities	46	171	195	442	–
Total	1,082	171	195	442	–

More details with regard to the line items above are included in the respective notes:

•	Trade and other payables – note 15

•	Borrowings – note 16

As a result of the Strategic Review undertaken in March 2020 the Group repaid all Government Research loans during 2020 and 2021.

19	Financial instruments – risk management (continued)

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

There have been no changes to the Group’s processes for managing capital risk since the previous year.

20	Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise.

The movement on the deferred tax account in 2023 is £nil (2022: £nil, 2021: £nil) as the net credit arising on the amortisation of intangible assets and other timing differences has been matched by a reduction in the deferred tax asset recognised on the losses offsetting the liability remaining.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses £’000	Potential deferred tax asset £’000
31 December 2023	75,530	18,947
31 December 2022	71,139	17,867
31 December 2021	67,210	16,925

The remaining potential deferred tax asset of £18.9milion (2022: £17.9million, 2021: £16.9million) has not been provided in these accounts due to uncertainty as to whether the asset would be recovered. The losses have arisen as a result of accumulated trading losses.

Deferred tax asset balances disclosed as at 31 December 2023 have been calculated at 25%. The main rate of corporation tax increased to 25% from 1 April 2023.

21	Share capital

Authorised, allotted and fully paid – classified as equity	2023 Number	2023 £	2022 Number	2022 £	2021 Number	2021 £
At 31 December
Ordinary shares of £0.001 each	1,189,577,722	1,189,578	5,417,137	108,343	4,923,420	98,468
‘A’ Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
‘B’ Deferred shares of £0.001 each	4,063,321,418	4,063,321	–	–	–	–
Total		6,252,900		1,108,344		1,098,469

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company’s Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. At the same time, the ratio of the Company’s Ordinary Shares to ADSs was changed from each ADS representing 25 Ordinary Shares to each ADS representing five Ordinary Shares.

At a General Meeting on 14 June 2023, shareholders approved the subdivision and redesignation of the Company’s Issued Ordinary Shares of £0.02 each into to one Ordinary Share of £0.001 each and 19 ‘B’ Deferred Shares of £0.001 each. The ‘B’ Deferred Shares have limited rights and are effectively valueless. The previously issued Deferred Shares were redesignated ‘A’ Deferred Shares.

On 5 July 2023 the Company effected a ratio change in the number of Ordinary Shares represented by ADSs from five Ordinary Shares per ADS to 400 Ordinary Shares per ADS.

On 26 May 2023 the Company entered into Private Placement and on 21 December 2023 the Company entered into a Registered Offering. As no share premium was recognised in relation to these transactions the transaction costs have been charged to retained earnings.

21	Share capital (continued)

During the year the Company issued the following warrants over ADSs, and these were recognised in the warrant reserve until exercise:

	Pre-Funded Warrants	Series A Warrants	Series B Warrants	Series C Warrants
Exercise price	£0.0001	$214.40	$214.40	$16.00
As at 1 January 2023	–	–	–	–
Issued:
Private Placement February 2023	155,461	32,327	48,491	–
Registered Direct Offering May 2023	–	–	–	415,043
Registered Offering December 2023	1,911,176	–	–	–
Adhera Assignment and Exchange Agreement	899,642	–	–	–
Exercised	(155,461)	(32,327)	(48,491)	(415,043)
As at 31 December 2023	2,810,818	–	–	–

The Series A, Series B and Series C warrants are exercisable on an ‘alternative cashless basis’ effectively allowing the holders to exercise for nil consideration.

Numbers of shares and share options/ warrants and related exercise/issue prices are after the impact of the 24 March 2023 share consolidation, ADS ratio changes on 24 March 2023 and 5 July 2023.

In accordance with the Articles of Association for the Company adopted on 14 June 2023, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value £0.001 each. Ordinary and deferred shares were recorded as equity.

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

The holders of both classes of deferred shares in the capital of the Company:

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

21	Share capital (continued)

		Ordinary Shares Number	‘A’ Deferred Shares Number	‘B’ Deferred Shares Number	Share Price £	Total consideration £’000
At 1 January 2021		3,153,694	1,000,001
19 February 2021	Exercise of warrants	15,340			5.960	91
6 July 2021	Placing	1,754,386			5.700	10,000
At 31 December 2021		4,923,420	1,000,001
22 March 2022	Exercise of warrants	1			200.000	–
3 May 2022	Share issue to SIPP trustee (see note 24)	1,250			0.001	–
19 December 2022	Registered Direct Offering	492,466			0.666	321
At 31 December 2022		5,417,137	1,000,001
15 February 2023	Private Placements*	98,387,275			0.0505	4,967
26 May 2023	Registered Direct Offering*	276,697,310			0.0097	2,690
14 June 2023	Share sub-division and re-designation			4,063,321,418	n/a	n/a
21 December 2023	Shares issued on purchase Intangible asset (see note 11)	323,684,800			0.0040	1,279
21 December 2023	Registered Offering	485,391,200			0.0040	1,918
At 31 December 2023		1,189,577,722	1,000,001	4,063,321,418

*	Number of shares issued includes exercise of pre-funded warrants and Series A, Series B and Series C warrants that were exercisable on an ‘alternative cashless basis’.

22	Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose
Share capital	Nominal value of subscribed share capital
Share premium	Amount subscribed for share capital in excess of nominal value.
Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the Company has elected to take advantage of merger accounting.
Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into sterling
Warrant reserve

Represents the following:

•     the fair value of warrants denominated in £ at the date of grant. The number and price are fixed at the date of grant. The warrants expire in November 2025

•     the fair value of pre-funded warrants granted. The pre-funded warrants do not have an expiry date.

•     The fair value of Series A, B and C warrants denominated in US$ at the date of grant but allow for the warrants to be exercised on an alternative cashless basis effectively allowing the holders to exercise for nil consideration.

Accumulated deficit	All other net gains and losses and transactions with owners (e.g., dividends) not recognised elsewhere.

23	Retirement benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group. The annual charge for the year was £86,000 (2022: £98,000)

24	Share-based payments

Share Options

The Group has issued options over ordinary shares under the 2014 Biodexa Pharmaceuticals PLC Enterprise Management Incentive Scheme and unapproved share options awarded to non-UK staff. In addition, certain share options originally issued over shares in Biodexa Limited under the Biodexa Limited 2008 unapproved share option scheme or Biodexa Limited 2013 approved Enterprise Incentive scheme were reissued in 2015 over shares in Biodexa Pharmaceuticals PLC under the 2014 Biodexa Pharmaceuticals PLC Enterprise Management Incentive Scheme. Exercise of an option is subject to continued employment.

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company’s Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share.

At a General Meeting on 14 June 2023, shareholders approved the subdivision and redesignation of the Company’s Issued Ordinary Shares of £0.02 each into to one Ordinary Share of £0.001 each and 19 ‘B’ Deferred Shares of £0.001 each.

The options granted in 2023 were made under the 2014 Biodexa Pharmaceuticals PLC Enterprise Management Incentive Scheme.

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2023	Granted in 2023	Lapsed in 2023	Forfeited in 2023	At 31 December 2023	Exercise Price
30 June 2014	25	–	–	–	25	£30.00
19 December 2016	13	–	–	–	13	£484.00
15 December 2017	40	–	–	–	40	£184.00
24 April 2019	312	–	–	–	312	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	33,600	–	(6,250)	–	27,350	£4.04
15 July 2021	64,350	–	–	(5,500)	58,850	£5.55
2 August 2021	2,500	–	–	(2,500)	–	£5.30
1 September 2021	6,000	–	–	–	6,000	£5.10
7 February 2022	18,750	–	–	(6,250)	12,500	£3.05
12 August 2022	12,500	–	–	(12,500)	–	£2.10
	144,590	–	(6,250)	(26,750)	111,590
Options exercisable at 31 December 2023						75,720
Weighted average exercise price of outstanding options at 31 December 2023						£5.241
Weighted average exercise price of options exercised in 2023						–
Weighted average exercise price of options lapsed in 2023						£4.04
Weighted average exercise price of options forfeited in 2023						£3.33
Weighted average exercise price of options granted in 2023						–
Weighted average remaining contractual life of outstanding options at 31 December 2023						7.3 years

24	Share-based payments (continued)

Date of grant	At 1 January 2022	Granted in 2022	Lapsed in 2022	Forfeited in 2022	At 31 December 2022	Exercise Price
20 April 2012	79	–	(79)	–	–	£1,676.00
9 May 2014	500	–	(500)	–	–	£30.00
30 June 2014	25	–	–	–	25	£30.00
31 October 2016	352	–	(352)	–	–	£1,072.00
19 December 2016	396	–	(383)	–	13	£484.00
15 December 2017	59	–	–	(19)	40	£184.00
24 April 2019	625	–	–	(313)	312	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	43,175	–	(5,625)	(3,950)	33,600	£4.04
15 July 2021	71,450	–	–	(7,100)	64,350	£5.55
2 August 2021	2,500	–	–	–	2,500	£5.30
1 September 2021	6,000	–	–	–	6,000	£5.10
7 February 2022	–	18,750	–	–	18,750	£3.05
12 August 2022	–	12,500	–	–	12,500	£2.10
	131,661	31,250	(6,939)	(11,382)	144,590
Options exercisable at 31 December 2022						55,932
Weighted average exercise price of outstanding options at 31 December 2022						£4.836
Weighted average exercise price of options exercised in 2022						n/a
Weighted average exercise price of options lapsed in 2022						£105.612
Weighted average exercise price of options forfeited in 2022						£5.974
Weighted average exercise price of options granted in 2022						£2.670
Weighted average remaining contractual life of outstanding options at 31 December 2022						8.1 years

24	Share-based payments (continued)

Date of grant	At 1 January 2021	Granted in 2021	Lapsed in 2021	Forfeited in 2021	At 31 December 2021	Exercise Price
13 September 2011	8	–	(8)	–	–	£1,676.00
20 April 2012	79	–	–	–	79	£1,676.00
9 May 2014	500	–	–	–	500	£30.00
30 June 2014	25	–	–	–	25	£30.00
31 October 2016	397	–	–	(45)	352	£1,072.00
19 December 2016	499	–	–	(103)	396	£484.00
15 December 2017	164	–	–	(105)	59	£184.00
24 April 2019	2,275	–	–	(1,650)	625	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	63,700	–	–	(20,525)	43,175	£4.04
15 July 2021	–	85,450	–	(14,000)	71,450	£5.55
2 August 2021	–	2,500	–	–	2,500	£5.30
1 September 2021	–	6,000	–	–	6,000	£5.10
	74,147	93,950	(8)	(36,428)	131,661
Options exercisable at 31 December 2021						8,982
Weighted average exercise price of outstanding options at 31 December 2021						£10.759
Weighted average exercise price of options exercised in 2021						n/a
Weighted average exercise price of options lapsed in 2021						£1,676.000
Weighted average exercise price of options forfeited in 2021						£8.955
Weighted average exercise price of options granted in 2021						£5.515
Weighted average remaining contractual life of outstanding options at 31 December 2021						9.0 years

24	Share-based payments (continued)

The following information is relevant in the determination of the fair value of options granted during the year 2022 under the equity share based remuneration schemes operated by the Group.

	February 2022	August 2022	August 2022
Number of options	375,000	100,000	150,000
Option pricing models used	Black-Scholes	Black-Scholes	Black-Scholes
Share price	£0.1525	£0.105	£0.105
Exercise price of options issued in year	£0.1525	£0.105	£0.105
Contractual life	10 years	10 years	10 years
Expected life	5 years	5 years	5 years
Volatility	87.88%**	91.78%**	91.66%**
Expected dividend yield	0%	0%	0%
Risk free rate	1.28%	1.92%	1.92%

The share price used in the determination of the fair value of the options granted in 2022 was the share price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a five-year period.

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

All other share options relate to the Biodexa Limited 2008 unapproved share option scheme.

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

On 24 April 2023 the Company terminated the Trust and requested the Trustees distribute the assets of the Trust to the relevant Group employees.

24	Share-based payments (continued)

Warrants issued in lieu of fees

The Company issues warrants over ADSs to certain its brokers in lieu of broker fees connected to the equity transactions in the year. The warrants are accounted for as share based payments.

Date of grant	At 1 January 2023	Granted in 2023	Lapsed in 2023	Forfeited in 2023	At 31 December 2023	Exercise Price per ADS
24 March 2023	–	49	–	–	49	$400.00
24 March 2023	–	1,293	–	–	1,293	$232.00
14 June 2023	–	11,067	–	–	11,067	$15.00
21 December 2023	–	120,002	–	–	120,002	$2.50
	–	132,411	–	–	132,411
Warrants exercisable at 31 December 2023						132,411
Weighted average exercise price of outstanding options at 31 December 2023						$5.93
Weighted average exercise price of options exercised in 20233						–
Weighted average exercise price of options lapsed in 202						–
Weighted average exercise price of options forfeited in 2023						–
Weighted average exercise price of options granted in 2023						$5.93
Weighted average remaining contractual life of outstanding options at 31 December 2023						2.2 years

The following information is relevant in the determination of the fair value of warrants granted during the year 2023.

	March 2023		June 2023		December 2023
Number of ADS warrants granted	1,342		11,067		120,002
Option pricing models used	Black-Scholes		Black-Scholes		Black-Scholes
Share price	$201.60	*	$10.54	*	$2.53
Exercise price of warrants issued in year	$232.00/$400.00		$15.00		$2.50
Contractual life	3 years		3 years		3 years
Expected life	3 years		3 years		3 years
Volatility	75.00	%**	80.00	%**	60%**
Expected dividend yield	0%		0%		0%
Risk free rate	4.35%		4.04%		4.06%

*	The share price used in the determination of the fair value of the ADS warrants granted in 2023 was the ADS price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a three-year period.

25	Capital commitments

The Group had no capital commitments at 31 December 2023, 31 December 2022 and 31 December 2021.

26	Related party transactions

There were no related party transactions in the current or prior periods other than Directors’ remuneration.

27	Contingent liabilities

The Company entered into an Arrangement Agreement with Bioasis on 13 December 2022 as amended on 18 December 2022. Under the agreement the Company agreed to acquire the entire issued share capital of Bioasis for consideration of, in aggregate, approximately C$7.4 million (c£4.4 million). The agreement was subject to shareholder approval. On 23 January 2023 at the General Meeting to approve the Arrangement Agreement none of the special resolutions were passed and, accordingly, the acquisition of Bioasis did not proceed. Under the agreement the Company agreed to reimburse Bioasis US$225,000 expenses relating to the transaction should the Company’s shareholders not approve the transaction. On 3 March 2023 the Company advised Bioasis that it would offset this liability against the sums it advanced as disclosed in note 13.

As at 31 December 2023 and 31 December 2022 the Company had a contingent liability of $225,000 in relation to this potential liability.

28	Ultimate controlling party

The Directors do not consider that there is an ultimate controlling party.

29	Post Balance Sheet Events

On 22 January 2024 membership of the Board Committees were changed to the following:

Schedule of share consolidation
	Audit Committee	Remuneration Committee	Nominations Committee
Stephen Parker	X		X*
Sijmen de Vries		X*	X
Ann Merchant	X	X
Simon Turton	X*	X	X
*Chair of Committee

