Form 20-F
period 2024-12-31
Biodexa Pharmaceuticals Plc
filed 2025-04-11
CIK 1643918

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

1 Caspian Point

Caspian Way

Cardiff, CF10 4DQ

United Kingdom

Tel: +44 29 2048 0180

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, nominal value £0.00005 each	*	NASDAQ Capital Market

American Depositary Shares, each representing 10,000 ordinary shares	BDRX	NASDAQ Capital Market

* Not for trading, but only in connection with the registration of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

____________________________________________________________

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024 was: 6,685,918,822 Ordinary Shares

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The consolidated financial statement data as of December 31, 2024, 2023 and 2022 and for the years ended December 31, 2024, 2023 and 2022 have been derived from our consolidated financial statements, as presented at the end of this annual report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We prepare our consolidated financial statements in British pounds sterling. Except as otherwise stated, all monetary amounts in this annual report are presented in British pounds sterling.

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

On October 4, 2024, and in an effort to bring our Depositary Share price into compliance with NASDAQ’s minimum bid price per share requirement, we effected a ratio change in the number of Ordinary Shares represented by our Depositary Shares from 400 Ordinary Shares per Depositary Share to 10,000 Ordinary Shares per Depositary Share. No fractional Depositary Shares were issued.

On November 22, 2024, we held a general meeting of shareholders, or November GM, and our shareholders passed resolutions to (i) subdivide our Ordinary Shares of £0.001 nominal value each into one ordinary share of £0.00005 nominal value and 19 C Deferred Shares of £0.00005 nominal value each, each the November Subdivision, which became effective on November 25, 2024 and (ii) adopt new articles of association, or the Articles of Association, which make consequential amendments to the existing articles of association of the Company to reflect the November Subdivision. As is standard for deferred shares, each C Deferred Share has very limited rights and is effectively valueless. The C Deferred Shares have the rights and restrictions as set out in the Articles of Association and do not entitle the holder thereof to receive notice of or attend and vote at any general meeting of the Company or to receive a dividend or other distribution.

The change in the number of Ordinary Shares resulting from the reverse stock split and change in the number of Depositary Shares (and the underlying Ordinary Shares) resulting from the change in ratio, including any changes resulting from fractional Depositary Shares not being issued to holders in connection with the Depositary Share ratio change, has been applied retroactively to all share and per share amounts presented in this annual report, to the extent applicable. As a result of retroactively applying changes resulting from fractional Depositary Shares not being issued to holders in connection with the Depositary Share ratio change, the amount of Ordinary Shares issued in prior transactions may not equal the amount of Depositary Shares such Depositary Shares are currently exercisable for.

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

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to risks related to:

•	our requirement for additional financing and our ability to continue as a going concern;

•	our estimates regarding losses, expenses, future revenues, capital requirements and needs for additional financing;

•	our ability to successfully develop, test and partner with a licensee to manufacture or commercialize products for conditions using our technology platforms;

•	the successful commercialization and manufacturing of our any future product we may commercialize or license;

•	the success and timing of our preclinical studies and clinical trials;

•	shifts in our business and commercial strategy;

•	the filing and timing of regulatory filings, including Investigational New Drug applications, with respect to any of our product candidates and the receipt of any regulatory approvals;

•	the anticipated medical benefits of our product candidates;

•	the difficulties in obtaining and maintaining regulatory approval of our product candidates, and the labeling under any approval we may obtain;

•	the success and timing of the potential commercial development of our product candidates and any product candidates we may acquire in the future, including eRapa, tolimidone and MTX110;

•	our plans and ability to develop and commercialize our product candidates and any product candidates we may acquire in the future;

•	the ability to manufacture products in third-party facilities;

•	the rate and degree of market acceptance of any of our product candidates;

•	the successful development of our commercialization capabilities, including our internal sales and marketing capabilities;

•	obtaining and maintaining intellectual property protection for our product candidates and our proprietary technology;

•	the success of competing therapies and products that are or become available;

•	the success of any future acquisitions or other strategic transactions;

•	the difficulties of integrating the business of any future acquisitions into our own;

•	cybersecurity and other cyber incidents;

•	industry trends;

•	the impact of government laws and regulations;

•	regulatory, economic and political developments in the United Kingdom, the European Union, the United States and other foreign countries, including any impact from the United Kingdom leaving the European Union;

•	the difficulties doing business internationally;

•	the ownership of our Ordinary Shares and Depositary Shares;

•	our ability to continue to meet the listing criteria required to remain listed on the NASDAQ Capital Market;

•	our ability to recruit or retain key scientific or management personnel or to retain our senior management;

•	the impact and costs and expenses of any litigation we may be subject to now or in the future;

•	the performance of third parties, including joint venture partners, our collaborators, third-party suppliers and parties to our licensing agreements; and

•	other risks and uncertainties, including those described in “Risk Factors” in this annual report.

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

Summary of Risk Factors

 The occurrence of one or more of the events or circumstances described in this section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

•	We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future.

•	Our requirement for additional financing in the short-term represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern.

•	If we require or seek to raise additional capital to fund our operations and we fail to obtain necessary financing, we may be unable to complete the development of our product candidates.

•	Our operations are in early-stage development with no sources of recurring revenue and there is no assurance that we will successfully develop and license our product candidates or ever become profitable.

•	We are exposed to political, regulatory, social and economic risk relating to the United Kingdom’s exit from the European Union.

•	We have undertaken in the past, and may in the future undertake, strategic acquisitions. Failure to integrate acquisitions could adversely affect our value.

•	Our future success is dependent on product development and the ability to successfully license our product candidates to partners who can seek regulatory approval and commercialization of our product candidates.

•	Our development efforts are in the early stages. All of our product candidates are in clinical development or preclinical development phases. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

•	The results of preclinical studies and early clinical trials are not always predictive of future results. Any product candidate that we advance in clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval.

•	The regulatory approval processes in the United States and Europe are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business may be substantially harmed.

•	We seek to establish agreements with potential licensing partners and collaborators and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

•	If we enter into agreements with a licensing or collaboration partner for the development and commercialization of our product candidates, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations.

•	The commercial success of any of our product candidates is not guaranteed.

•	The pharmaceutical and biotechnology industries are highly competitive.

•	Changes in healthcare policies, laws and regulations, including legislative measures aimed at reducing healthcare costs, may impact our ability to obtain approval for or commercialize any of our future product candidates, if approved.

•	Coverage and adequate reimbursement may not be available for our current or any future product candidates, which could make it difficult for us to sell profitably, if approved.

•	Our business may be adversely affected by economic conditions and current economic weakness.

•	Our business may be impacted by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties beyond our control.

•	We may in the future be unable to retain and recruit qualified scientists, key executives, key employees or key consultants, which may delay our development efforts or otherwise harm our business.

•	Public health crises, such as the COVID-19 pandemic, have had, and could in the future have, a negative effect on our business.

•	Our success depends in part on our ability to protect rights in our intellectual property, which cannot be assured.

•	We rely on third parties to conduct our preclinical and clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•	We rely on third parties to manufacture our product candidates, and we expect to continue to rely on third parties for the clinical as well as any future commercial supply of our product candidates and other future product candidates. The development of our current and future product candidates, and the commercialization of any approved products, could be stopped, delayed or made less profitable if any such third party fails to provide us with sufficient clinical or commercial quantities of such product candidates or products, fails to do so at acceptable quality levels or prices or fails to achieve or maintain satisfactory regulatory compliance.

•	We are dependent on third party suppliers, and if we experience problems with any of these third parties, the manufacturing of our product candidates could be delayed, which could harm our results of operations.

•	It is not possible to predict the actual number of Depositary Shares we will sell pursuant to the equity line of credit, or the actual gross proceeds resulting from those sales or the dilution to you from those sales.

•	If we cannot meet NASDAQ’s continued listing requirements, NASDAQ may delist our Depositary Shares, which could have an adverse impact on the liquidity and market price of our Depositary Shares.

•	The price of our Depositary Shares may be volatile.

•	The liquidity of our Depositary Shares may have an adverse effect on share price.

•	Shareholder ownership interests in the Company may be diluted as a result of, among other things, future financings and/or additional acquisitions, including the ELOC (as defined below), and may have a material negative effect on the market price of our securities.

•	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

•	As a foreign private issuer, we are not required to comply with many of the corporate governance standards of NASDAQ applicable to companies incorporated in the United States.

•	Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

•	Protections found in provisions under the United Kingdom City Code on Takeovers and Mergers may delay or discourage a takeover attempt, including attempts that may be beneficial to holders of our Ordinary Shares and Depositary Shares.

Risks Related to Our Financial Operations and Capital Needs

We have incurred significant losses since our inception and anticipate that we will continue to incur losses in the future.

We are an early-stage biopharmaceutical company. Investment in biopharmaceutical product development is highly speculative because we entail substantial upfront capital expenditures and significant risk that a product candidate will fail in development, will fail to gain regulatory approval or otherwise fail to become commercially viable. We continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred substantial losses since our inception. For the years ended December 31, 2024, 2023 and 2022 we had a net loss of £5.73 million, £7.08 million and £7.66 million, respectively. For the year ended December 31, 2024, we had an accumulated deficit of £150.42 million.

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

Our consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 2024, we had cash and cash equivalents of £1.67 million.

We have prepared cash flow forecasts and considered the cash flow requirement for the next three years, including the period 12 months from the date of approval of the financial statements included in this annual report. Our forecasts show that further financing will be required before the fourth quarter of 2025 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. In January 2025, we entered into a $35.0 million equity line of credit agreement, or ELOC, with C/M Capital Master Fund LP, whereby we may direct such investor from time to time to purchase Depositary Shares (subject to certain limitations) and receive proceeds from the sale thereof for up to 36 months following the commencement date. However, there is no guarantee that we will be able to use the ELOC to the extent necessary to finance our operations.

We believe the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, any attendant financing is likely to be dilutive.  We and our advisors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to us, including fundraising and the partnering of assets and technologies of the Company. There can be no assurance that any of the courses of action to finance the Company, will be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast doubt upon our ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to us which are actionable before our cash resources run out, then we will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realizable value and all liabilities would be accelerated to current liabilities.

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

We are at a relatively early stage of our commercial development. To date, we have generated a minimal amount of revenue from our product candidates. Our ability to generate revenue and become and remain profitable depends, in part, on our ability to successfully find a licensing partner for our product candidates, or other product candidates we may in-license or acquire, and have such candidates successfully commercialized. Our current strategy is, once proof-of-concept of our product candidates has been established, to generate revenue via a partner, thereby earning royalty and/or milestone income; however, this is not expected to materialize in the foreseeable future, and there can be no guarantee we will be able to find a licensing partner for our product candidates. Even if our product candidates were to successfully achieve regulatory approval, we do not know when any of the product candidates will generate revenue, if at all. Our ability to generate revenue from our product candidates also depends on a number of additional factors, including our ability, and the ability of any licensing partners, to:

•	successfully complete development activities;

•	complete and submit new drug applications to the European Medicines Agency, or the EMA, the Medicines and Healthcare Products Regulatory Agency in the United Kingdom, or the MHRA, the United States Food and Drug Administration, or the FDA, and any other foreign regulatory authorities, and obtain regulatory approval for products for which there is a commercial market;

•	set a commercially viable price;

•	obtain commercial qualities of the products at acceptable cost levels;

•	develop and maintain a commercial organization capable of sales, marketing and distribution in the markets where the product is to be sold; and

•	obtain adequate reimbursement from third parties, including government, departments and healthcare payors.

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

We expect to continue to spend substantial amounts of our cash resources going forward in order to advance the development of our product candidates. We believe we have sufficient funds to continue our operations until the fourth quarter of 2025, and we believe that we will need to raise additional capital to fund our operations thereafter.

Until such time as we can generate a sufficient amount of revenue from the product candidates we license, if ever, we expect that we may finance future cash needs through, among other things, public or private equity or debt offerings, including equity sales pursuant to our purchase agreement with the Investor. Such offerings may take place in the United Kingdom, the United States or other foreign countries. However, if we are unable to raise capital when needed, or on terms acceptable to us, our business could be significantly harmed. If we raise additional funds through the issuance of debt or additional equity securities, such issuance could result in dilution to our existing shareholders and/or increased fixed payment obligations. Furthermore, these securities may have rights senior to those of our Ordinary Shares and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

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

 One of the ways we have grown our pipeline and business in the past is through strategic acquisitions of other businesses, product candidates, and technologies. We may, from time to time, evaluate additional acquisition opportunities, and may, in the future, strategically make further acquisitions of, and investments in, businesses, compounds, products and technologies when we believe the opportunity is advantageous to our prospects, such as the acquisition of eRapa and tolimidone. There can be no assurance that in the future we will be able to find appropriate acquisitions or investments. In connection with these acquisitions or investments, we may:

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

There is no assurance that current or future clinical trials of our product candidates, will be successful or will generate positive clinical data and we may not receive marketing approval from the FDA, European Commission, or other regulatory authorities for any of our product candidates. We have limited experience submitting NDAs, biologics license applications, or BLAs, and investigational new drug applications, or INDs, to the FDA, as well as clinical trial applications, or CTAs, or marketing authorization applications, or MAAs, to the EMA. Tolimidone and MTX110 are both at a relatively early stage in their clinical development. There can be no assurance that the FDA will permit any of our future NDAs, BLAs, or INDs, including the NDA for eRapa, tolimidone or MTX110 or any future INDs for our other product candidates, to go into effect in a timely manner or at all. Without an IND or CTA for a product candidate, we will not be permitted to conduct clinical trials in the United States or the European Union, respectively, of such product candidate.

Drug or biological product development is a difficult, long, time-consuming, expensive and uncertain process, and delay or failure can occur at any stage. Failure to obtain regulatory approval for our product candidates will prevent us from commercializing and marketing them. Clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

•	delay or failure to complete preclinical studies;

•	insufficient financial and other resources to complete the necessary preclinical studies and clinical trials;

•	delay or failure in reaching agreement with the applicable regulatory authorities on a trial design;

•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

•	delay or failure in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial providers and sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delay or failure in obtaining institutional review board, or IRB, ethics committee approval or the approval of other reviewing entities, including foreign regulatory authorities, to conduct a clinical trial at each site;

•	failure to recruit, or subsequent withdrawal of, clinical trial sites from clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

•	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

•	delay or failure in having subjects complete a trial or return for post-treatment follow-up;

•	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

•	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication;

•	failure of third party clinical trial managers or clinical sites to satisfy contractual duties or meet expected deadlines;

•	delay or failure in adding new clinical trial sites;

•	ambiguous or negative interim results, or results that are inconsistent with earlier results;

•	the need for clinical trial protocol modifications based on comments from the EMA, the MHRA, the FDA, a responsible IRB, a data safety monitoring boards, or other regulatory authority, or on results from earlier stage or concurrent preclinical and clinical studies;

•	decisions by the EMA, the MHRA, the FDA, a responsible IRB, other regulatory authorities, or us, or recommendation by a data safety monitoring board, to suspend or terminate a clinical trial at any time for safety issues or for any other reason;

•	unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects;

•	failure to demonstrate a benefit from using our product candidate over existing marketed products or established standard of care treatment;

•	manufacturing issues, including problems with manufacturing or obtaining from third parties sufficient quantities of raw materials, active pharmaceutical ingredients, or API, or product candidates for use in clinical trials; and

•	changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

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

Negative results in the development of our lead product candidates may also prevent or delay our ability to continue or conduct clinical programs or receive regulatory approvals for our other product candidates. For example, although we believe our preclinical studies and animal testing of eRapa, tolimidone and MTX110 demonstrate indications of acceptable safety and effectiveness profiles, future clinical trials may fail to demonstrate adequate levels of safety or effectiveness. Moreover, in the case of MTX110, anti-tumor activity may be different in each tumor type that we plan to evaluate in the clinical trial. Therefore, even though we plan to pursue clinical development for multiple tumor types, the tumor response may be low in patients with some cancers compared to others. As a result, we may be required to discontinue development of MTX110 for patients with those tumor types and/or mutations due to insufficient clinical benefit, while continuing development for a more limited population of patients. Consequently, in order to obtain regulatory approval, we may have to reach agreement with the FDA on defining the optimal patient population, study design, and size, any of which may require significant additional resources and delay our clinical trials and ultimately the approval, if any, of any of our product candidates.

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

The research and development of drugs and biological products is expensive and extremely risky. Only a small percentage of product candidates that enter the development process ever receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. The outcome of clinical testing is uncertain. We may face unforeseen challenges in our product candidate development strategy, and we can provide no assurances that any of our clinical trials will be conducted as planned or completed on schedule, or at all, that we will ultimately be successful in our current and future clinical trials, or that our product candidates will be able to receive regulatory approval. A failure of one or more clinical trials can occur at any stage of testing, which may result from a multitude of factors, including, among other things, flaws in study design, dose selection issues, placebo effects, patient enrollment criteria and failure to demonstrate favorable safety or efficacy. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and preliminary or interim results of a clinical trial do not necessarily predict final results. For example, it is not uncommon for product candidates to exhibit unforeseen safety or efficacy issues when tested in humans despite promising results in preclinical animal model studies. Accordingly, we cannot assure you that any clinical trials that we may conduct will demonstrate consistent or adequate efficacy and safety to support marketing approval. In general, the FDA and regulatory authorities outside the United States require two adequate and well-controlled clinical trials demonstrating safety and effectiveness, typically including at least one Phase 3 clinical trial, before granting marketing approval of a drug product.

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

Trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, EMA, or comparable foreign regulatory authorities. We cannot predict how successful we or our collaborators will be at enrolling subjects in future clinical trials. Trial subject enrollment is affected by other factors including:

•	the severity and difficulty of diagnosing the disease under investigation;

•	the eligibility and exclusion criteria for the trial in question;

•	the size of the patient population and process for identifying patients;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the design of the trial protocol;

•	the perceived risks and benefits of the product candidate in the trial in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	the availability of competing commercially available therapies and other competing therapeutic candidates’ clinical trials for the disease or condition under investigation;

•	the willingness of patients to be enrolled in our clinical trials;

•	the risk that subjects enrolled in clinical trials will drop out of our trials before completion;

•	our ability to obtain and maintain clinical trial subject informed consents;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	the proximity and availability of clinical trial sites for prospective patients.

In addition, the U.S. Congress recently amended the FDCA to require sponsors of a Phase 3 clinical trial, or other “pivotal study” of a new drug or biologic to support marketing authorization, to design and submit a diversity action plan for such clinical trial. The action plan must describe appropriate diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. Although none of our product candidates has reached Phase 3 of clinical development, we or our licensing partners must submit a diversity action plan to the FDA by the time a Phase 3 trial, or pivotal study, protocol is submitted to the agency for review, unless we or our licensing partners are able to obtain a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect the planning and timing of any future Phase 3 trial for our product candidates. However, initiation of such trials may be delayed if the FDA objects to a proposed diversity action plans for any future Phase 3 trial of our product candidates. We or our licensing partners may experience difficulties recruiting a diverse population of patients in attempting to fulfill the requirements of any approved diversity action plan.

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

From a regulatory perspective, the United Kingdom’s withdrawal from the European Union has created significant complexity and potential risks.  A basic requirement of European Union law relating to the grant of a marketing authorization for a medicinal product in the European Union is that the applicant is established in the European Union. Following the withdrawal of the United Kingdom from the European Union, marketing authorizations previously granted to applicants established in the United Kingdom are no longer valid for commercialization of the respective products in the European Union.  Moreover, the scope of a marketing authorization for a medicinal product granted by the European Commission pursuant to the centralized procedure does not include the United Kingdom. In these circumstances, an authorization granted by competent United Kingdom authorities is required to place medicinal products on the United Kingdom market.

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

Our product candidates could fail to receive regulatory approval from the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities for many reasons, including:

•	disagreement with the design or implementation of the clinical trials;

•	failure to demonstrate that a product candidate is safe and effective for its proposed indication;

•	failure of clinical trial results to meet the level of statistical significance required for approval;

•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	disagreement with our interpretation of data from preclinical studies or clinical trials;

•	the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a NDA, BLA, MAA or other submission or to obtain regulatory approval;

•	regulatory authorities may find deficiencies in good clinical practice, or GCP, compliance or may find our record keeping, or the record keeping of our clinical trial sites, to be inadequate;

•	disapproval of the manufacturing processes or facilities of third-party manufacturers with whom we or any licensing partner contracts with for clinical and commercial supplies; or

•	changes in approval policies or regulations that render the preclinical and clinical data insufficient for approval.

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

In addition, the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and any commercialization plans, or we or any licensing partner may decide to abandon the development program. If approval were to be obtained, regulatory authorities may approve any of our product candidates for fewer or more limited indications than is requested, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In addition, if our product candidate produces undesirable side effects or safety issues, the regulatory authorities (the FDA, MHRA, EMA or a comparable foreign regulatory authority) may require the establishment of a specific risk management program, such as a Risk Evaluation and Mitigation Strategy, or REMS, which may, for instance, restrict distribution of the products and impose burdensome implementation requirements on us or any licensing partner. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

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

Our product candidates, if they receive regulatory approval, will be subject to the ongoing requirements of the EMA, the MHRA, the FDA and other regulatory agencies governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information. These requirements include submissions of safety and other post-marketing information and reports, establishment registration, as well as continued compliance with cGMP for product manufacturing and GCP requirements for any clinical trials that we conduct post-approval. The safety profile of any product is closely monitored by the EMA, the MHRA, the FDA and other regulatory authorities after approval. If the EMA, the MHRA, the FDA or other regulatory authorities become aware of new safety information after approval of any of our products or product candidates, regulatory authorities may require labeling changes or establishment of a risk mitigation strategy or similar strategy, impose significant restrictions on a product’s indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

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

In the European Union, the EMA may require an equivalent risk management plan, or RMP. Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

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

There are a number of pharmaceutical and biotechnology companies that currently market and sell products or are pursuing development of products that could compete with our product candidates. With respect to eRapa, there are no currently approved products with a familial adenomatous polyposis, or FAP, indication, though certain non-steroidal anti-inflammatory drugs may be prescribed off label. Panbela Therapeutics, Inc. and Recursion Pharmaceuticals, Inc. are developing products for FAP. With respect to tolimidone, teplizumab, the first disease-modifying treatment of Type 1 diabetes, or T1D, has been approved for the delay of Stage 3 T1D and a number of companies are researching potentially disease-modifying approaches to T1D including stem cell therapies by Vertex Pharmaceuticals, Inc. and CRISPR Therapeutics AG and SAB Biotherapeutics, Inc. is developing an immunotherapeutic. In addition, the JDRF T1D Fund has invested in approximately 30 private companies working on a variety of approaches to the treatment of T1D. With respect to MTX110, there are a number of companies researching potential therapeutic treatments of glioblastoma, or GBM, including CNS Pharmaceuticals, Inc. and Plus Therapeutics, Inc. Chimerix Inc. is among a number of companies developing a product for diffuse midline glioma, or DMG.

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

Changes in healthcare policies, laws and regulations, including legislative measures aimed at reducing healthcare costs, may impact our ability to obtain approval for or commercialize any of our future product candidates, if approved.

All aspects of our business, including research and development, manufacturing, marketing, pricing, sales, litigation, and intellectual property rights, are subject to extensive legislation and regulation. Changes in applicable U.S. federal and state laws and agency regulation, as well as foreign laws and regulations, could have a materially negative impact on our business. In the United States and in some other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates or any potential future product candidates of ours, restrict or regulate post-approval activities, or affect our ability to profitably sell any product candidates for which we obtain marketing approval. Increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. Congress also must reauthorize the FDA’s user fee programs every five years and often makes changes to those programs in addition to policy or procedural changes that may be negotiated between the FDA and industry stakeholders as part of this periodic reauthorization process. The next FDA user fee reauthorization package is expected to enter stakeholder negotiations beginning in mid-2025, with any agreement sent to Congress in early 2027 for purposes of initiating the legislative process. Reauthorization of the prescription drug user fee program would need to be finalized by Congress by the end of September 2027 in order to avoid a disruption in FDA’s review goals for BLAs and other activities supported by user fees assessed against industry.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, Congress passed the ACA, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. We expect that changes or additions to the ACA, the Medicare and Medicaid programs, and changes stemming from other healthcare reform measures, especially with regard to health care access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry in the United States.

The Drug Supply Chain Security Act, or DSCSA, which became fully effective and applicable in November 2024, imposes obligations on manufacturers of pharmaceutical products related to product tracking and tracing. Furthermore, in February 2022, FDA released proposed regulations to amend the national standards for licensing of wholesale drug distributors by the states; establish new minimum standards for state licensing third-party logistics providers; and create a federal system for licensure for use in the absence of a state program, each of which is mandated by the DSCSA. Other legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are unsure whether additional legislative changes will be enacted, or whether the current regulations, guidance or interpretations will be changed, or whether such changes will have any impact on our business.

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

In August 2022, the Inflation Reduction Act, or IRA, was signed into the law the IRA. The IRA includes multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. For example, a manufacturer of a drug or biological product covered by Medicare Parts B or D must pay a rebate to the federal government if the product’s price increases faster than the rate of inflation. This calculation is made on a product-by-product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, starting in payment year 2026, CMS will negotiate drug prices annually for a select number of single source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease. Any additional federal or state healthcare reform measures could limit the amounts that third-party payers will pay for future healthcare products and services, and, in turn, could significantly reduce the projected value of certain development projects and reduce our profitability.

Outside of the United States, particularly in the European Union, the coverage status and pricing of prescription pharmaceuticals and biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. Furthermore, the requirements may differ across the European Union Member States. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed. Also, at national level, actions have been taken to enact transparency and anti-gift laws (similar to the U.S. Physician Payments Sunshine Act) regarding payments between pharmaceutical companies and healthcare professionals.

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

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, its ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the FDA, the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Future legislative and regulatory proposals may materially impact the ability of the FDA and other regulatory agencies to operate as they have historically operated. We cannot be sure whether additional legislative changes or executive orders will be enacted, or whether any of the FDA’s regulations, guidances or interpretations will be changed, or what the impact of such changes on the agency and its scientific review staff, if any, may be. For example, the next FDA user fee reauthorization package is expected to enter stakeholder negotiations beginning in mid-2025, with any agreement sent to Congress in early 2027 for purposes of initiating the legislative process. Reauthorization of the prescription drug user fee program would need to be finalized by Congress by the end of September 2027 in order to avoid a disruption in FDA’s review goals for NDAs or BLAs, and to other activities supported by user fees assessed against industry.

In addition, disruptions at the FDA and other agencies may slow the time necessary for clinical trial applications and/or marketing applications for new drugs to be reviewed or approved, which would adversely affect our business. For example, political disputes in Congress may result in a shutdown of the U.S. government and, in such cases, certain regulatory agencies, such as the FDA and the SEC, may have to furlough critical staff and stop critical activities. If a prolonged government or slowdown shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Future government shutdowns or slowdowns could also result in delays in our interactions with the SEC and other government agencies, which could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Geopolitical risks could result in increased market volatility and uncertainty, which could negatively impact our business, financial condition and results of operation.

The uncertain nature, scope, magnitude, and duration of hostilities stemming from geopolitical conflicts, including the potential effects of such hostilities as well as sanctions, embargoes, asset freezes, cyberattacks and other actions taken in response to such hostilities on the world economy and markets, have disrupted global markets and contributed to increased market volatility and uncertainty, which could have an adverse impact on macroeconomic and other factors that affect our business and supply chain. Any disruption in our supply chain could reduce our revenue and adversely impact our financial results. Such a disruption could occur as a result of any number of events, including, but not limited to, military conflicts, geopolitical developments, war or terrorism, including the ongoing conflicts in Ukraine and Israel and Gaza, ongoing tensions with China, and disruptions in utility and other services. Any inability to obtain adequate deliveries or any other circumstance that would require us to seek alternative sources of supply or to manufacture, assemble, and test such components internally could significantly delay our ability to ship our products, which could damage relationships with current and prospective customers and could harm our reputation and brand and could adversely affect our business, financial condition, and results of operations.

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

We have in the past, and may in the future, operate outside of the United Kingdom. These international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to, risks regarding:

•	currency exchange rate fluctuations;

•	restrictions on repatriation of earnings;

•	difficulty of effective enforcement of contractual provisions in local jurisdictions;

•	inadequate intellectual property (including confidentiality) protection in foreign countries;

•	public health epidemics or outbreaks, such as COVID-19;

•	trade-protection measures (including tariffs), import or export licensing requirements and fines, penalties or suspension or revocation of export privileges; and

•	changes in a specific country’s or a region’s political or economic conditions, including the implications of the United Kingdom’s withdrawal from the European Union.

The occurrence of any of these events or conditions could adversely affect our ability to increase or maintain our operations in various countries.

Tariff policies and potential countermeasures could increase our costs and disrupt our supply chain, which could negatively impact the results of our operations.

U.S. President Trump has increased, and has indicated his willingness to continue to increase, the use of tariffs by the United States to accomplish certain United States policy goals. Such tariffs and any countermeasures could increase the cost of raw materials and components necessary for our operations, disrupt our supply chain and create additional operational challenges. Further, it is possible that government policy changes and related uncertainty about policy changes could increase market volatility. Because of these dynamics, we cannot predict the impact of any future changes to the United States’ or other countries’ trading relationships or the impact of new laws or regulations adopted by the United States or other countries on our business. Such changes in tariffs and trade regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

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

In addition, various U.S. states have enacted privacy and security laws and regulations, and such laws and regulations vary from state to state, constantly evolve, and remain subject to significant change. In some cases, such laws and regulations can impose more restrictive requirements than HIPAA and other U.S. federal laws, thus complicating compliance efforts. By way of example, California has enacted the California Consumer Privacy Act, or CCPA, which went into effect in January of 2020. The CCPA established a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for California residents, requiring covered businesses to provide new disclosures to California residents, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for covered businesses that fail to implement reasonable security procedures and practices to prevent data breaches. Additionally in 2020, California voters passed the California Privacy Rights Act, or CPRA, which went into full effect on January 1, 2023. The CPRA significantly amends the CCPA, resulting in further complexity, additional costs and expenses relating to compliance efforts and additional potential for harm and liability for failure to comply. Among other things, the CPRA established a new regulatory authority, the California Privacy Protection Agency, which is tasked with enacting new regulations under the CPRA and has expanded enforcement authority. In addition to California, numerous other U.S. states have enacted or are considering enacting similar data privacy and consumer protection legislation, increasing compliance complexity, and increasing risks of failures to comply. While these enacted and pending state privacy laws, like the CCPA, also exempt some data processed in the context of clinical trials (and most also exempt employee and business personal data), these developments further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely. The scope and enforcement of these laws is uncertain and subject to rapid change. For example, increasing concerns about health information privacy have recently prompted the federal government to take a newly expansive view of the scope of existing privacy laws and regulations. Congress and some states are considering (and in some cases have passed) new laws and regulations that further and more broadly protect the privacy and security of personal health information.

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

In the European Union, the General Data Protection Regulation (EU) 2016/679, or GDPR, lays down the legal framework for data protection and privacy. The GDPR applies directly in all European Union member states (until December 31, 2020, this included the United Kingdom) and applies to companies with an establishment in the European Economic Area, or EEA, and to certain other companies not in the EEA that process personal data in relation to offering or providing goods or services to individuals located in the EEA, or monitor the behavior of individuals located in the EEA. In the United Kingdom, the GDPR has been implemented into United Kingdom domestic law, with effect from January 1, 2021, pursuant to the European Union (Withdrawal) Act 2018 and as adapted by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (as amended), which makes some minor technical amendments to ensure the GDPR, or the UK GDPR, is operable in the United Kingdom. The UK GDPR is also supplemented by the Data Protection Act 2018. United Kingdom and European Union data protection law is therefore aligned. The GDPR and UK GDPR implement stringent operational requirements for both controllers and processors of personal data, including, for example, expanded disclosure requirements about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, new rights for individuals to be “forgotten” and rights to data portability, as well as enhanced existing rights (e.g., access requests), mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities when compared against the previous legal framework for data protection and privacy which was replaced by GDPR when it came into effect on May 25, 2018. In particular, medical or health data, genetic data and biometric data are all classified as “special category” data under the GDPR and the UK GDPR, and afforded greater protection and require additional compliance obligations. Further, the GDPR provides that European Union member states may make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in differences between member states, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition.

The GDPR and the UK GDPR also regulate the overseas transfer of personal data subject to the GDPR or UK GDPR to so-called third countries that have not been found by the European Commission or the United Kingdom government, respectively, to provide an adequate level of data protection. The GDPR and UK GDPR only permit exports of personal data outside of the European Union and United Kingdom, respectively, to “non-adequate” countries where there is a suitable data transfer mechanism in place to safeguard personal data or where a derogation applies for a specific situtation. As from 2020, legal developments in Europe have created complexity and uncertainty regarding such transfers. For instance, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated, by means of the so-called Schrems II judgment, the E.U.-U.S. Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. However, on July 10, 2023, the European Commission adopted an adequacy decision for a new mechanism for transferring data from the European Union to the United States – the E.U.-U.S. Data Privacy Framework, which provides E.U. individuals with several new rights, including the right to obtain access to their data, or obtain correction or deletion of incorrect or unlawfully handled data, and allows U.S. companies to self-certify to the U.S. Department of Commerce their compliance with a set of agreed privacy principles in order to freely receive E.U. personal data. The adequacy decision followed the signing of an executive order in the U.S. introducing new binding safeguards to address the points raised in the Schrems II judgment. Notably, the new obligations were geared to ensure that data can be accessed by U.S. intelligence agencies only to the extent necessary and proportionate and to establish an independent and impartial redress mechanism to handle complaints from Europeans concerning the collection of their data for national security purposes. The UK-US Data Bridge (the United Kingdom extension to the Data Privacy Framework) came into force shortly after the E.U. – U.S. Data Privacy Framework, and provides UK individuals with similar rights. Organizations that have not certified under the under the E.U. – U.S. Data Privacy Framework (or the UK-US Data Bridge) may utilize another data transfer mechanism, such as the EU Commission approved Standard Contractual Clauses, or the United Kingdom equivalent, respectively. The European Commission and the UK government will continually review developments in the United States along with their adequacy decisions. Consequently, there is some risk of any data transfers from the European Union and United Kingdom being halted. In addition, in June of 2021, the European Commission issued a decision, which will sunset on June 27, 2025 without further action, that the United Kingdom ensures an adequate level of protection for personal data transferred under the E.U. GDPR from the European Union to the United Kingdom, although the European Commission announced its proposal on March 18, 2025 to adopt an extension of such adequacy decision for a further period of six months. Adequacy decisions can be adapted or even withdrawn in the event of developments affecting the level of protection in the applicable jurisdiction.

Failure to comply with European Union laws, or equivalent laws in the United Kingdom, including failure under the GDPR and UK GDPR, Data Protection Act 2018, ePrivacy Directive, as implemented into national law by European Union member states and the United Kingdom, and other laws relating to the security of personal data may result in fines up to €20 million (or £17.5 million under the UK GDPR) or up to 4% of the total worldwide annual turnover of the preceding financial year, if greater, and other administrative penalties including criminal liability, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. The GDPR and UK GDPR also confer a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR and UK GDPR, respectively. Failure to comply with the GDPR, UK GDPR, and related laws may lead to increased risk of private actions from data subjects and consumer not-for-profit organizations, including a new form of class action that is available under the GDPR and UK GDPR. Further, if we have to rely on third parties to carry out services for us, which includes processing personal data on our behalf, we are required under GDPR and UK GDPR to enter into contractual arrangements containing contractual obligations prescribed by GDPR and UK GDPR, including to ensure, for example, that these third parties only process such data according to our instructions and have sufficient security measures in place. Any failure to do this, or any security breach or non-compliance with our contractual terms or breach of applicable law by such third parties could result in enforcement actions, litigation, fines and penalties or adverse publicity and could cause customers to lose trust in us, which would have an adverse impact on our reputation and business. Future customers or other service providers may respond to these evolving laws and regulations by asking us to make certain privacy or data-related contractual commitments that we are unable or unwilling to make. This could lead to the loss of future customers or other business relationships.

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

Artificial intelligence presents risks and challenges that can impact our business including by posing security risks to confidential information, proprietary information, and personal data.

Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. We may adopt and integrate generative artificial intelligence tools into our systems for specific use cases reviewed by legal and information security. Our vendors may incorporate generative artificial intelligence tools into their offerings, and the providers of these generative artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit us or our vendors’ ability to maintain an adequate level of service and experience. Additionally, artificial intelligence algorithms may be flawed, datasets may be insufficient or biased, and ineffective artificial intelligence development or deployment could lead to other compliance violations. If we, our vendors, or our third-party partners experience an actual or perceived violation of applicable privacy or data protection, intellectual property, or other laws or regulations, or a cybersecurity incident due to the use of generative artificial intelligence, we could be subject to regulatory fines, investigations, enforcement actions, penalties and other liabilities, claims for damages from affected individuals, and we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our privacy or cybersecurity measures could be harmed. Several jurisdictions around the globe, including Europe and the U.S., have already proposed or enacted laws governing artificial intelligence, and we may need to commit significant resources to maintain business practices that comply with the evolving regulatory landscape. Our competitors or other third parties may incorporate artificial intelligence into their products more quickly and successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.

Risks Related to Global Public Health Concerns

Public health crises, such as the COVID-19 pandemic, have had, and could in the future have, a negative effect on our business.

Pandemics or disease outbreaks, such as the COVID-19 pandemic, have created and may continue to create significant volatility, uncertainty and economic disruption in the markets we operate in and may negatively impact business and healthcare activity globally. In response to the COVID-19 pandemic, governments around the world imposed measures designed to reduce the transmission of COVID-19 and individuals continue to respond to the fear of contracting COVID-19. It is not possible to accurately predict the extent of the adverse effects of the pandemic on our business. However, we have experienced certain impacts and may experience others which, if they continue for an extended period of time, could have material adverse effects on our operations and the execution of our business plans. For example, we experienced some delays in our clinical trials, in particular our Phase 1 trials of MTX110 in DMG at Columbia University and in medulloblastoma at the University of Texas. Individuals defer seeking treatment, physicians have fewer in-person meetings to recruit and enroll patients, and recruited patients are hindered by restrictions in traveling to and accessing clinical sites. In addition, resources at hospitals have been diverted to dealing with the pandemic, causing delays in scheduling screening evaluations, implant procedures, and follow-up monitoring visits. As a result of the foregoing factors, the expected timeline for data readouts of our clinical trials may be negatively impacted, which would adversely affect our business.

The extent to which fear of exposure to or actual effects of COVID-19, new variants, disease outbreak, epidemic or a similar widespread health concern impacts our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the speed and extent of geographic spread of the disease, the duration of the outbreak, travel restrictions, the efficacy of vaccination and treatment; impact on the United States, United Kingdom and international healthcare systems, the United States, United Kingdom and worldwide economy; the timing, scope and effectiveness of United States, United Kingdom and international governmental response; and the impact on the health, well-being and productivity of our employees. To the extent that pandemics or disease outbreak, such the COVID-19 pandemic, adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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

Risks Related to the ELOC

It is not possible to predict the actual number of Depositary Shares we will sell pursuant to the ELOC, or the actual gross proceeds resulting from those sales or the dilution to you from those sales.

Pursuant to the ELOC, the Investor shall, subject to the restrictions and satisfaction of the conditions in the ELOC, purchase from us up to $35.0 million of Depositary Shares, upon the terms and subject to the conditions and limitations set forth in the ELOC, or the Commitment Amount. The Depositary Shares that may be issued under the ELOC may be sold, subject to the restrictions and satisfaction of the conditions in the ELOC, by us to the Investor at our discretion from time to time until the earliest to occur of (i) the first day of the month next following the 36-month anniversary of the date of effectiveness of the registration statement registering such shares for resale, (ii) the date on which the Investor shall have purchased the Commitment Amount, (iii) the ninetieth day after the date on which, pursuant to or within the meaning of any bankruptcy law, we commence a voluntary case or any person commences a proceeding against us, in each case that is not discharged or dismissed prior to such ninetieth day, and (iv) the date on which, pursuant to or within the meaning of any bankruptcy law, a custodian is appointed for us or for all or substantially all of our property, or we make a general assignment for the benefit of our creditors, or each, a Termination Event.

Over the 36-month period from and after the commencement of the ELOC program, we will generally have the right to control the timing and amount of any sales of our Depositary Shares to the Investor under the ELOC. Sales of our Depositary Shares to the Investor under the ELOC will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Investor all or some of the Depositary Shares that may be available for us to sell to the Investor pursuant to the ELOC. Accordingly, we cannot guarantee that we will be able to sell all of the Commitment Amount or how much in proceeds we may obtain under the ELOC. If we cannot sell securities under the ELOC, we may be required to utilize more costly and time-consuming means of accessing the capital markets, which could have a material adverse effect on our liquidity and cash position.

Because the purchase price per Depositary Share to be paid by the Investor for the Depositary Shares that we may elect to sell to the Investor under the ELOC, if any, will fluctuate based on the market prices of our Depositary Shares at the time we make such election, it is not possible for us to predict the total number of Depositary Shares that we will sell to the Investor under the ELOC, the purchase price per share that the Investor will pay for Depositary Shares purchased from us under the ELOC, or the aggregate gross proceeds that we will receive from those purchases the Investor under the ELOC.

The actual number of Depositary Shares issuable will vary depending on the then current market price of our Depositary Shares sold to the Investor in the offering and the number of Depositary Shares we ultimately elect to sell to the Investor under the ELOC.

In addition, the Investor is not obligated to buy any Depositary Shares under the ELOC if such shares, when aggregated with all other securities then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act, and Rule 13d-3 promulgated thereunder), would result in the Investor beneficially owning Ordinary Shares in excess of the beneficial ownership limitation set forth in the ELOC. Our inability to access a portion or the full amount available under the ELOC, in the absence of any other financing sources, could have a material adverse effect on our business or results of operation.

The Investor will pay less than the then-prevailing market price for our Depositary Shares, which could cause the price of our Depositary Shares to decline.

The purchase price of our Depositary Shares to be sold to the Investor under the ELOC is derived from the market price of our Depositary Shares on NASDAQ. Shares to be sold to the Investor pursuant to the ELOC will be purchased at a discounted price.

For example, we may effect sales to the Investor at a purchase price equal to the lesser of 95% of (i) the volume weighted average price of the Depositary Shares for the five trading days immediately preceding the applicable purchase date for such purchase and (ii) the lowest sale price of a Depositary Share on the trading day preceding the applicable purchase date. As a result of this pricing structure, the Investor may sell the shares they receive immediately after receipt of such shares, which could cause the price of our Depositary Shares to decrease.

Investors who buy Depositary Shares from the Investor at different times will likely pay different prices.

Pursuant to the ELOC, we have discretion (subject to the restrictions and satisfaction of the conditions in the ELOC) to vary the timing, price and number of Depositary Shares we sell to the Investor. If and when we elect to sell Depositary Shares to the Investor pursuant to the ELOC, after the Investor has acquired such shares, the Investor may resell all, some or none of such shares at any time or from time to time in its sole discretion and at different prices. As a result, investors who purchase shares from the Investor in the offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Investor in the offering as a result of future sales made by us to the Investor at prices lower than the prices such investors paid for their shares in the offering. In addition, if we sell a substantial number of shares to the Investor under the ELOC, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangements with the Investor may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Future resales and/or issuances of our Depositary Shares, including pursuant to the ELOC, or the perception that such sales may occur, may cause the market price of our shares to drop significantly.

The Depositary Shares that may be issued under the ELOC may be sold, subject to the restrictions and satisfaction of the conditions in the ELOC, by us to the Investor at our discretion from time to time until a Termination Event (as defined in the ELOC).

The purchase price for Depositary Shares that we may sell to the Investor under the ELOC will fluctuate based on the trading price of shares of our Depositary Shares. Depending on market liquidity at the time, sales of Depositary Shares may cause the trading price of Depositary Shares to decrease. We generally have the right to control the timing and amount of any future sales of Depositary Shares to the Investor. Additional sales of Depositary Shares, if any, to the Investor will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Investor all or some of the additional Depositary Shares that may be available for us to sell pursuant to the ELOC. If and when we do sell Depositary Shares to the Investor, after the Investor has acquired Depositary Shares, the Investor may resell all, some or none of Depositary Shares at any time or from time to time in its discretion and at different prices. Therefore, sales to the Investor by us could result in substantial dilution to the interests of other holders of Depositary Shares. In addition, if we sell a substantial number of shares of our Depositary Shares to the Investor under the ELOC, or if investors expect that we will do so, the shares held by the Investor will represent a significant portion of our public float and may result in substantial decreases to the price of our Depositary Shares. The actual sales of Depositary Shares or the mere existence of our arrangement with the Investor may also make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

In addition, Depositary Shares issuable upon exercise or vesting of incentive awards under our incentive plans are, once issued, eligible for sale in the public market, subject to any lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144. Furthermore, Depositary Shares reserved for future issuance under our incentive plan may become available for sale in future. In addition, we also have outstanding warrants exercisable for Ordinary Shares. The Depositary Shares underlying such warrants will, upon issuance, be freely tradeable without restriction or further registration under the Securities Act.

The market price of Depositary Shares could drop significantly if the holders described above sell or are perceived by the market as intending to sell. These factors could also make it more difficult for us to raise additional funds through future offerings of shares of our Depositary Shares or other securities.

Risks Related to Ownership of Our Securities and Our Status as a U.S. Listed Company

If we cannot meet NASDAQ’s continued listing requirements, NASDAQ may delist our Depositary Shares, which could have an adverse impact on the liquidity and market price of our Depositary Shares.

Our Depositary Shares are currently listed on the NASDAQ Capital Market. We are required to meet certain qualitative and financial tests to maintain the listing of the Depositary Shares on the NASDAQ Capital Market. On August 27, 2024, we received a Letter from the Listing Qualifications Department of NASDAQ, notifying us of the Staff’s determination to delist our securities from the NASDAQ Capital Market because our securities had not complied with the Minimum Bid Price Requirement. Normally, a company would be afforded a 180-calendar day period to demonstrate compliance with the Minimum Bid Price Requirement. However, pursuant to NASDAQ Listing Rule 5810(c)(3)(A)(iv), we were not eligible for any compliance period specified in Rule 5810(c)(3)(A) because we effected reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one. Accordingly, and as described in the Letter, unless we timely requested a hearing before the Panel, our securities would be subject to suspension/delisting. We requested a hearing, which automatically stayed any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing.

On October 14, 2024, the Panel granted our request for an extension of time to demonstrate compliance with the Minimum Bid Price Requirement. On November 7, 2024, we were formally notified that the Panel determined that we had regained compliance with the Minimum Bid Price Requirement. We remain subject to a discretionary panel monitor through February 24, 2025, and we are required to provide prompt notification during this exception period of any significant events that occur during this time that may affect our compliance with NASDAQ requirements.

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

In October 2024, we changed the ratio of our Ordinary Shares to Depositary Shares, which had the effect of a one-for-25 reverse split of Depositary Shares and reduced the amount of Depositary Shares publicly traded. There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of our securities. Our Depositary Shares have historically had limited trading volume, which may also result in volatility.

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

Shareholder ownership interests in the Company may be diluted as a result of, among other things, future financings, sales under the ELOC, and/or additional acquisitions, and may have a material negative effect on the market price of our securities.

We may seek to raise additional funds from time to time in public or private issuances of equity and such financings may take place in the near future or over the longer term. Sales of our securities offered through future equity offerings, including equity sales pursuant to the ELOC, may result in substantial dilution to the interests of our current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

We may also issue Ordinary Shares (and Depositary Shares underlying such Ordinary Shares) or other securities convertible into Ordinary Shares from time to time for future acquisitions, including acquisitions of licenses. The issuance of the securities underlying these instruments, or perception that issuance may occur, will have a dilutive impact on other shareholders and could have a material negative effect on the market price of our Depositary Shares.

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

We intend to operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but the relevant tax authorities may treat us as also being a resident of another jurisdiction for tax purposes or having a permanent establishment for tax purposes in other jurisdictions.

Under current United Kingdom tax law, as a company incorporated in the United Kingdom, we should be treated as a resident for United Kingdom tax purposes in the United Kingdom unless (i) we were concurrently to be treated as resident in another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the United Kingdom and (b) our exclusive residence were to be determined under that tax treaty (either pursuant to a tiebreaker position or by agreement between the competent authorities) to reside in that other jurisdiction.

Even if, as expected, we are, and continue to be, treated as a resident of the United Kingdom for tax purposes, it would in principle be possible for the tax authorities of another jurisdiction to treat us either (a) being resident for tax purposes in that other jurisdiction or (b) having a permanent establishment for tax purposes in that jurisdiction. While we intent to operate in such a manner that this would not be the case, this analysis is highly factual and may depend on future changes in our management and organizational structure; accordingly, there can be no assurance regarding the final determination of our tax residence or where we may be treated as having a permanent establishment. Should we be treated as resident for tax purposes, or having a permanent establishgment, in another jurisdiction other than the United Kingdom, we would be subject to taxation in such jurisdiction in accordance with such jurisdiction’s laws, which could result in additional costs and expenses. If we were to cease to be treated as a resident of the United Kingdom for tax purposes, this could result in exit charges and additional costs and expenses.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of our Depositary Shares, are governed by English law, including the provisions of the Companies Act 2006 (as amended from time to time) of the United Kingdom, or the Companies Act, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital—Differences in Corporate Law” for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

Protections found in provisions under the City Code on Takeovers and Mergers may delay or discourage a takeover attempt, including attempts that may be beneficial to holders of our Ordinary Shares and Depositary Shares.

The City Code on Takeovers and Mergers, or the City Code, applies, among other things, to an offer for a public limited company whose registered office is in the United Kingdom and has its place of central management and control in United Kingdom, as determined by Panel on Takeovers and Mergers, or the Takeover Panel. The Takeover Panel has confirmed we are subject to the City Code.

The City Code provides a framework within which takeovers of certain companies organized in the United Kingdom, the Channel Islands or the Isle of Man are regulated and conducted. The following is a brief summary of some of the most important rules of the City Code:

•	In connection with a potential offer, if following an approach by or on behalf of a potential bidder, the company is “the subject of rumor or speculation” or there is an “untoward movement” in the company’s share price, there is a requirement for the potential bidder to make a public announcement about a potential offer for the company, or for the company to make a public announcement about its review of a potential offer.

•	Unless there is consent from the Takeover Panel, when the shares of any class under offering in the company in which interests are acquired for cash by an offeror and any person acting in concert with it during the offer period and within 12 months prior to its commencement represent 10% or more of the shares of that class in issue, the offer must be in cash or be accompanied by a cash alternative for all shareholders of that class at not less than the highest price paid by the offeror or any person acting in concert with them in that period. Further, if an offeror or any person acting in concert with them acquires any interest in shares during the offer period, the offer for the shares must be in cash or accompanied by a cash alternative at a price at least equal to the price paid for such shares during the offer period.

•	If after an announcement is made, the offeror or any person acting in concert with them acquires an interest in shares in an offeree company (i.e., a target) at a price higher than the value of the offer, the offer must be increased to not less than the highest price paid for the interest in shares so acquired accordingly.

•	The board of directors of the offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company.

•	Favorable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree.

•	All shareholders must be given the same information.

•	Those issuing documents in connection with a takeover must include statements taking responsibility for the contents thereof.

•	Profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers.

•	Misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately.

•	Actions during the course of an offer by the offeree company, which might frustrate the offer are generally prohibited unless shareholders approve these plans. Frustrating actions would include, for example, lengthening the notice period for directors under their service contract or agreeing to sell off material parts of the target group.

•	Stringent requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealing in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1% or more of any class of relevant securities.

•	Employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website.

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

We do not believe we were a PFIC for 2024, but there can be no assurance that we will not be a PFIC for 2025 or for any other taxable year, as our operating results for any such years may cause us to be a PFIC. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our securities, and such U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or a QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the United States Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. However, because we do not intend to prepare or provide the information that would permit the making of a valid QEF election, such an election will not be available to United States holders.

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

 On March 24, 2023, we held a general meeting where our shareholders approved, among other things, a change of our name to “Biodexa Pharmaceuticals PLC” and the cancellation of admission of our Ordinary Shares from trading on AIM with effect from April 26, 2023. Additionally, the names of Midatech Ltd and Midatech Pharma (Wales) Limited were subsequently changed to Biodexa Ltd and Biodexa Pharmaceuticals (Wales) Ltd, respectively.

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

See “—B. Business Overview” for a discussion of additional significant events and developments relating to our business, and “Item 5B.—Liquidity and Capital Resources” for a discussion of our capital expenditures.

B.	Business Overview

Business Overview

We are a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, including familial adenomatous polyposis, or FAP, non-muscle invasive bladder cancer, or NMIBC, type 1 diabetes, or T1D, and rare/orphan cancers of the brain.

In April 2024 we licensed eRapa, a proprietary formulation of rapamycin, from Rapamycin Holdings, Inc. d/b/a Emtora Biosciences, Inc., or Emtora. Rapamycin is an mTOR inhibitor. As a central regulator of cell metabolism, growth, proliferation and survival, the mTOR pathway is activated during various cellular processes including tumor formation and angiogenesis. Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin. An ongoing Phase 2 study of eRapa in NMIBC is scheduled to report results in mid-2025.

Tolimidone is a selective activator of the enzyme lyn kinase which increases phosphorylation of insulin substrate -1, thereby amplifying the signaling cascade initiated by the binding of insulin to its receptor. Lyn kinase modulates key intracellular functions such as proliferation, differentiation, apoptosis, migration and metabolism. In fat cells, lyn kinase increases utilization of insulin, thus decreasing blood sugar without having an effect on insulin production. In pancreatic islets, activation of lyn kinase promotes beta cell survival and proliferation, whereas its inhibition leads to cell death, prevents proliferation and precipitates diabetes. We are developing tolimidone for T1D and are in the process of initiating a Phase 2a dose confirming study.

MTX110, which is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma, diffuse midline glioma, or DMG, and medulloblastoma, is a liquid formulation of the histone deacetylase, panobinostat. Our proprietary formulation enables delivery of the product via convection-enhanced delivery at potentially chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and avoiding systemic toxicity. We have recruited the first cohort of patients in an ongoing Phase 1 study of MTX110 in recurrent glioblastoma. We have completed and announced the results of two Phase 1 studies in DMG. There is an ongoing Phase 1 investigator-initiated trial in medulloblastoma.

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

We are currently focused on our clinical stage assets and there are no active research and development programs based on our drug delivery technologies.

Revenue. Revenue for the whole of the Company for the years ended December 31, 2024, 2023 and 2022 is set out below.

	Year ended December 31,
(£ in thousands)	2024	2023	2022

Revenue (Europe, including United Kingdom)	--	381	699
Revenue (Rest of World)	--	--	--
Total Revenue from continuing and discontinued operations	--	381	699

Recent Developments

The ELOC

On January 17, 2025, we entered into an equity line of credit agreement, or ELOC, with C/M Master Fund, LP, or the Investor, pursuant to which we, subject to the restrictions and satisfaction of the conditions in the ELOC, have the right, but not the obligation, to sell to the Investor, and the Investor is obligated to purchase, up to $35.0 million of newly issued Depositary Shares over a 36-month period, unless the ELOC is terminated in accordance with its terms. The Investor has no right to require us to sell any Depositary Shares to it, but the Investor is obligated to make purchases as we direct, subject to certain conditions. There are no upper limits on the price per share that the Investor must pay for Depositary Shares. Actual sales of Depositary Shares to the Investor will depend on a variety of factors to be determined by us from time to time, including, among others, market conditions, the trading price of our Depositary Shares and determinations by us as to the appropriate sources of funding for us and our operations.

As consideration for the Investor’s execution and delivery of the ELOC, we agreed to pay to the Investor a fee of $875,000 in cash, or the Commitment Fee, of which (i) $612,500 was to be paid to the Investor concurrently with the execution of the ELOC and (ii) the balance of such Commitment Fee is to be paid to the Investor, in a pro rata fashion, simultaneously with the delivery of any shares sold under the ELOC. If we were to fail to pay the applicable portion of the Commitment Fee to the Investor on the applicable payment date, we have the right, in our sole discretion, to issue Depositary Shares representing the value of the applicable portion of the Commitment Fee, or the Commitment Shares, to release us of our liability to pay the Commitment Fee, valued at $4.35 per Depositary Share. To date, we have issued 153,349 Commitment Shares in satisfaction of the Commitment Fee.

The net proceeds under the ELOC to us will depend on the frequency and prices at which we sell Depositary Shares to the Investor. We expect that any proceeds received by us from such sales to the Investor will be used to fund our development programs, for working capital and other general corporate purposes.

To date, we have sold 17,398,000,000 Ordinary Shares under the ELOC, for gross proceeds of approximately $4.9 million.

There are substantial risks to our shareholders as a result of the sale and issuance of Depositary Shares to the Investor under the ELOC. These risks include substantial dilution, significant declines in our stock price and our inability to draw sufficient funds in order to remain a going concern. For more information, see “Item 3D. Risk Factors—Risks Relating to the ELOC.”

Promissory Note

On December 20, 2024, we issued a promissory note, or the Note, to the Investor in the aggregate principal amount of $600,000, at a 10% original issue discount. The Note is an unsecured obligation of the Company and bears interest at an annual rate of 5%, which may be increased under certain circumstances, and has a maturity date of one year from the date of issuance. The Note includes a monthly repayment schedule, with the entire principal amount of the Note, plus accrued and unpaid interest, due and payable by the Company on the date that is twelve (12) months from the date of issuance, or the Maturity Date. The Note may be prepaid prior to the Maturity Date without penalty. Additionally, during the term of the Note, if we conduct a securities offering with gross proceeds that equal or exceed $500,000, we shall be obligated to utilize 25% of the gross proceeds over $500,000 of such offering to prepay the Note.

The Note contains customary representations and warranties by us and provides for certain customary events of default. Generally, if an event of default occurs and is continuing under the Note, the holder thereof may require us to repay all amount due under the Note, including accrued and unpaid interest, immediately.

We received $540,000 pursuant to the Note on December 24, 2024. To date, the aggregate principal amount remaining pursuant to the Note is $540,000.

Regained Compliance with NASDAQ

Our Depositary Shares are currently listed on the NASDAQ Capital Market. We are required to meet certain qualitative and financial tests to maintain the listing of the Depositary Shares on the NASDAQ Capital Market. On August 27, 2024, we received a Staff Determination Letter, or the Letter, from the Listing Qualifications Department of The Nasdaq Stock Market LLC, or NASDAQ, notifying us of the Staff’s determination to delist our securities from the NASDAQ Capital Market because our securities had a closing bid price below $1.00 for 30 consecutive business days, which triggered a notice of delisting pursuant to NASDAQ Listing Rule 5550(a)(2), or the Minimum Bid Price Requirement. Normally, a company would be afforded a 180-calendar day period to demonstrate compliance with the Minimum Bid Price Requirement. However, pursuant to NASDAQ Listing Rule 5810(c)(3)(A)(iv), we were not eligible for any compliance period specified in Rule 5810(c)(3)(A) because we effected reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one. Accordingly, and as described in the Letter, unless we timely requested a hearing before a Hearings Panel, or the Panel, our securities would be subject to suspension/delisting. We requested a hearing, which automatically stayed any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Panel following the hearing.

On October 14, 2024, the Panel granted our request for an extension of time to demonstrate compliance with the Minimum Bid Price Requirement. On November 7, 2024, we were formally notified that the Hearings Panel determined that we had regained compliance with the Minimum Bid Price Requirement.

Depositary Share Ratio Change and Change in Nominal Value

On October 4, 2024, and in an effort to bring our Depositary Share price into compliance with NASDAQ’s minimum bid price per share requirement, we effected a ratio change in the number of Ordinary Shares represented by our Depositary Shares from 400 Ordinary Shares per Depositary Share to 10,000 Ordinary Shares per Depositary Share. No fractional Depositary Shares were issued.

On November 22, 2024, we held the November GM, and our shareholders passed resolutions to (i) subdivide our Ordinary Shares of £0.001 nominal value each into one ordinary share of £0.00005 nominal value and 19 C Deferred Shares of £0.00005 nominal value each, which became effective on November 25, 2024 and (ii) adopt new Articles of Association, which make consequential amendments to the existing articles of association of the Company to reflect the November Subdivision. As is standard for deferred shares, each C Deferred Share has limited rights and is effectively valueless. The C Deferred Shares have the rights and restrictions as set out in the Articles of Association and do not entitle the holder thereof to receive notice of or attend and vote at any general meeting of the Company or to receive a dividend or other distribution.

Registered Direct Offering and Concurrent Private Placement

On July 22, 2024, we completed the closing of a registered direct offering, or the July 2024 Registered Direct Offering, with certain institutional investors, or the July Investors, for the sale of (i) an aggregate of 202,032 Depositary Shares, and (ii) an aggregate of 11,157 pre-funded warrants exercisable for Depositary Shares, or the July 2024 Pre-Funded Warrants, at a price per Depositary Share of $23.50, and a price per July 2024 Pre-Funded Warrant of $23.4975. The aggregate gross proceeds to us were approximately $5.0 million, before deducting the placement agent’s fees and related offering expenses.

The July 2024 Pre-Funded Warrants were sold, in lieu of Depositary Shares, to the July Investors such that the July Investors’ purchase of Depositary Shares in the July 2024 Registered Direct Offering would not otherwise result in a July Investor, together with their affiliates and certain related parties, beneficially owning more than 4.99% or 9.99%, as applicable, of our Ordinary Shares immediately following the consummation of the July 2024 Registered Direct Offering. Each July 2024 Pre-Funded Warrant represents the right to purchase one Depositary Share at an exercise price of $0.0025 per share. The July 2024 Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the July 2024 Pre-Funded Warrants are exercised in full.

Additionally, in a concurrent private placement, or the July 2024 Private Placement, we issued and sold to the July Investors (i) Series J warrants, or the Series J Warrants, exercisable for 213,188 Depositary Shares, and (ii) Series K warrants, or Series K Warrants, to purchase an aggregate of 213,188 Depositary Shares. The warrants are immediately exercisable at an exercise price of $25.00 per Depositary Share, subject to adjustments for certain dilutive equity issuances. The Series J Warrants will expire five years from the initial exercise date and the Series K Warrants will expire one year from the initial exercise date. The July Investors (together with their respective affiliates) may not exercise the warrants if such July Investor would beneficially own more than 4.99% or 9.99% (such amount determined at the option of the July Investor upon issuance) of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. The purchase agreement, or July Purchase Agreement, contains customary representations, warranties and covenants of the Company and each July Investor, and customary indemnification provisions for a transaction of this type. Pursuant to the terms of the July Purchase Agreement, we agreed to be subject to a lock-up period on subsequent equity sales, which has since expired. We also agreed to not issue any securities that are subject to a price reset based on the trading prices of our Ordinary Shares or upon a specified or contingent event in the future or enter into any agreement to issue securities at a future determined price for a period of 180 days following the closing date of the offering, subject to certain exceptions. Additionally, we agreed to reduce the exercise price of our existing Series E warrants, Series G warrants and Series H warrants held by each July Investor to $25.00 per Depositary Share.

In connection with the offerings, we entered into a placement agency agreement, or the Placement Agent Agreement, with Ladenburg Thalmann & Co. Inc., or Ladenburg, pursuant to which we engaged Ladenburg as the exclusive placement agent for the offerings. We agreed to pay Ladenburg a cash fee in an amount equal to 8.0% of the aggregate gross proceeds of the offerings and to issue to Ladenburg or its designees placement agent warrants, or the July 2024 Placement Agent Warrants. We also agreed to pay Ladenburg a management fee equal to 1.0% of the gross proceeds raised in the offerings and an expense allowance of up to $85,000 for legal fees and other out-of-pocket expenses. The July 2024 Placement Agent Warrants have substantially the same terms as the Series J Warrants, except that the exercise price of the July 2024 Placement Agent Warrants is $31.25 and the term of the July 2024 Placement Agent Warrants will terminate on the three-year anniversary of the initial exercise date.

Warrant Inducement

On May 22, 2024, we entered into letter agreements, or the Warrant Agreements, with certain accredited investors, collectively referred to as the Holders, that were holders of an aggregate of 62,906 of our outstanding Series E warrants exercisable for $55.00 per Depositary Share, or Series E Warrants, and an aggregate of 61,275 of our outstanding Series F warrants exercisable for $55.00 per Depositary Share, or Series F Warrants, issued on December 21, 2023. Pursuant to the Warrant Agreements, the Holders agreed to exercise the Series E Warrants and Series F Warrants, as applicable, at a reduced exercise price of $37.50 per Depositary Share; provided that the Warrant Agreements provide that in the event that any warrant exercise would otherwise cause a holder to exceed the beneficial ownership limitation set forth in the applicable warrants, we would only issue such number of shares to such holder that would not cause such holder to exceed the maximum number of shares permitted thereunder, with the balance to be held in abeyance for the benefit of such holder until notice from such holder that the balance (or portion thereof) may be issued in compliance with such limitation, which abeyance is evidenced through the warrants which shall be deemed prepaid thereafter (including the payment in full of the exercise price), and exercised pursuant to a notice of exercise (provided no additional exercise price shall be due and payable). Upon closing of the transaction on May 24, 2024, or the Closing, we issued 124,182 Depositary Shares to the Holders, with the remaining 931,585 Depositary Shares remaining unissued but held in abeyance until we receive notice from the holders that the remaining shares may be issued in compliance with the beneficial ownership limitation. The 37,263 Depositary Shares held in abeyance were not issued following the warrant exercise as the Warrant Agreements prohibit us from issuing the abeyance shares because doing so would violate the beneficial ownership limitation contained in the Warrant Agreements. The Warrant Agreements require that the abeyance shares instead be held in abeyance and evidenced by the existing warrants. Abeyance means being without or waiting for an owner. Since the exercise price has been paid, but the abeyance shares were not issued and the existing warrants continue to evidence the right to the abeyance shares, the existing warrants had effectively become a “pre-funded warrant” and the abeyance shares may only be issued by us to the Holders of the existing warrants if the Holders notify us that the issuance may occur without violation of the beneficial ownership limitation.

In consideration for the immediate exercise of the Series E Warrants and/or Series F Warrants for cash, we issued one replacement warrant for each Series E Warrant exercised, or the Series G Warrants, and one replacement warrant for each Series F Warrant exercised, or the Series H Warrants, and collectively with the Series G Warrant, the Replacement Warrants.

The Replacement Warrants were exercisable immediately and expire after five years, for the Series G Warrants, and one year, for the Series H Warrants, from the date of issuance.

Ladenburg acted as warrant inducement agent and financial advisor in connection with the transaction and received a cash fee of 8.0% of the gross proceeds and reimbursement of certain expenses. We also issued to Ladenburg and certain designees of Ladenburg warrants for purchase of an aggregate of 6,456 Depositary Shares at an exercise price of $62.50, or the Warrant Agent Warrants. The registration statement of which this forms a part includes the Depositary Shares issuable upon exercise of these warrants.

We received gross proceeds of approximately $6.05 million from the warrant exercise, prior to deducting the warrant inducement agent fees and other expenses.

License and Collaboration Agreement

On April 25, 2024, we entered into a license and collaboration agreement, or the Emtora License Agreement, with Emtora, relating to the license of eRapa, an oral product formulation of rapamycin (sirolimus), or the Product, for use in the prevention, treatment, diagnosis, detection, monitoring and/or predisposition testing of all diseases, states or conditions in humans, or the Field, that includes the nanoparticle and enteric coated finished pharmaceutical formulations developed at any time by Emtora and its affiliates, or the License. Under the License, we obtained from Emtora an exclusive, worldwide, sublicensable right to develop, manufacture, commercialize, or otherwise exploit products containing rapamycin (sirolimus) in the Field. Pursuant to the terms of the License Agreement, the Company and Emtora established a joint development committee, consisting of two designees of the Company and two designees of Emtora.

As consideration for the License, we made an upfront payment to Emtora in the form of 378,163 of our Depositary Shares (equal to five percent (5%) of our outstanding Ordinary Shares, calculated on a fully-diluted basis (including in-the-money warrants)). In addition, we are also responsible for up to $31.5 million in sales milestones within the first six months of commercial sale of a first-approved indication of eRapa in certain markets, with decreasing milestones for subsequent approvals for additional indications. There is also a one-time $10.0 million milestone payable upon cumulative net sales of $1.0 billion. Further, we are also obligated to pay Emtora single digit tiered royalties on net sales of eRapa, in addition to honoring Emtora’s legacy royalty obligations and paying Emtora fees related to income derived from sublicensing and the partnering of eRapa. In addition, effective as of the closing of the License Agreement, a promissory note previously issued by Emtora in favor of the Company in the amount of $250,000 was forgiven. We also made an additional $500,000 cash payment to Emtora to be used exclusively for a match to an advance from the Cancer Prevention and Research Institute of Texas.

Upon any change of control of the Company (as defined in the License Agreement), we shall issue Emtora a warrant exercisable for 1,604,328 Depositary Shares, which may only be exercised upon such change of control.

The License Agreement also provides us with the exclusive option to acquire all of the capital stock of Emtora at a purchase price on commercially reasonable terms during the period beginning with the filing of a NDA for the Product with the FDA and ending 90 days after acceptance of the filing of the NDA by the FDA.

eRapa Developments

Our open-label Phase 2 study was conducted in seven United States centers of excellence in 30 adult patients with a median age of 43 years with intact colon (n=6) or post-colectomy and ileo-rectal anastomosis, and at least 10 adenomas in the rectal remanent (n=24). Patients were sequentially enrolled into three dosing cohorts of 10 patients each for a 12-month treatment period: 0.5mg every other day (Cohort 1), 0.5mg daily every other week (Cohort 2), and 0.5mg daily (Cohort 3). Upper and lower endoscopic surveillance occurred at baseline and after six months. Primary endpoints were the safety and tolerability of eRapa and percentage change from baseline in polyp burden, as measured by the aggregate of all polyp diameters.

On May 21, 2024, we announced six-month results of the Phase 2 clinical trial of eRapa in FAP, which were presented at the 2024 Digestive Disease Week annual meeting in Washington D.C. In the duodenum, 14 out of 18 patients, or 78%, were non-progressors, with 11 out of 18 of these patients, or 61%, with a partial response, or PR. In the colorectum, 25 out of 29 patients, or 86%, were non-progressors, including all with an intact colon; of these, 15 out of 29 patients, or 67%, demonstrated PR, including four with an intact colon. Only two drug-related Grade 3 serious adverse events, or SAEs, occurred during the trial (with no Grade 4 or 5 SAEs reported), and 97% of patients remained on treatment at six months. In summary, after six months’ treatment, eRapa appeared safe and well-tolerated with a significant 24% reduction in the total polyp burden at six months compared with baseline (p=0.04) and an overall 83% non-progression rate.

On June 24, 2024, we announced 12-month results of the Phase 2 clinical trial which were presented at the 2024 InSIGHT bi-annual meeting in Barcelona. Overall, 21 out of 28 patients, or 75%, were deemed to be non-progressors at 12 months, with a median reduction in polyp burden of 17%. Over the course of 12 months, there were four related Grade 3 or higher and one related SAE reported during the trial, and a 95% compliance rate at 12 months. One patient was removed from the trial due to non-compliance. In summary, after 12 months’ treatment, eRapa appeared safe and well-tolerated with a median 17% reduction in the total polyp burden at 12 months compared with baseline and an overall 75% non-progression rate. The 89% non-progression rate and 29% median reduction in polyp burden in Cohort 2 is likely to be the preferred dosage regimen for Phase 3.

On February 10, 2025, we announced that the FDA had granted fast track designation for eRapa. Fast track designation is intended to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need.

Tolimidone Developments

On July 16, 2024, we that announced Health Canada had approved a Phase 2a dose confirmation trial of tolimidone in T1D. The study is an Investigator-Initiated Trial to be conducted by the University of Alberta. The trial will measure C-peptide levels (a marker for insulin) and HbA1c (a marker for blood glucose) after three months compared with baseline and the number of hyperglycemic events initially in 12 patients across three dose groups. The trial may be expanded in due course.

MTX110 Developments

On October 4, 2024, we announced an update on progression free and overall survival in our Phase 1 trial of MTX110 in recurrent glioblastoma, or rGBM, also known as the MAGIC-G1 study. At that time, patients 1 and 2 had deceased, with overall survival since the start of treatment of 12 months and 13 months, respectively. Patients 3 and 4 remained in post-study follow-up. Patient 3 had progression free survival of six months and overall survival of 13 months since start of treatment. Patient 4 has not yet had confirmed progression and therefore had progression free and overall survival of 12 months since start of treatment.

The Phase 1 study is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by convection enhanced delivery, or CED, via implanted refillable pump and catheter.

Our Strategy

In early 2023, we decided to re-position the Company as therapeutics (as opposed to drug delivery) company and we began looking for additional assets to complement our MTX110 programs. The delivery of proof-of-concept clinical data is the primary focus of our business model going forward.

Our proprietary drug delivery technologies are no longer a key priority for the Company.

Development

Our intention is to build a balanced portfolio of clinical-stage development assets, ideally with a focus on rare / orphan indications. eRapa was in-licensed in April 2024 and is being developed for FAP and NMIBC. We expect to begin enrolling a multi-center registrational Phase 3 trial in FAP in the first half of 2025. The Phase 2 trial in NMIBC is ongoing. Tolimidone, which was in-licensed in December 2023, is a Phase 2 ready asset which we intend to develop for T1D. MTX110 is currently in Phase 1 development for three rare / orphan brain cancers.

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

Pipeline

We are actively pursuing the development of eRapa in FAP, tolimidone in T1D and MTX110 in three indications. Our development pipeline is as follows:

Current Clinical Stage Assets

eRapa. eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signaling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis. Rapamycin is approved in the United States for organ rejection in renal transplantation as Rapamune®(Pfizer). Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin.

FAP is characterized as a proliferation of polyps in the colon and/or rectum, usually occurring in mid-teens. There is no approved therapeutic option for treating FAP patients, for whom active surveillance and surgical resection of the colon and/or rectum remain the standard of care. If untreated, FAP typically leads to cancer of the colon and/or rectum. There is a significant hereditary component to FAP with a reported incidence of one in 5,000 to 10,000 in the United States and one in 11,300 to 37,600 in Europe. eRapa has received Orphan Designation in the United States and we plan to seek such designation in Europe. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using a potent and safe mTOR inhibitor like eRapa to treat FAP.

The results of the Phase 2 study were presented at two leading scientific conferences in the second quarter of 2024. Following a positive end-of-Phase 2 meeting with the FDA, we have requested a Type C meeting with the FDA to finalize the protocol for a Phase 3 multi-center, double-blind, placebo-controlled study in FAP. The Phase 3 study, which is expected to be registrational, plans to recruit approximately 168 patients across 30 or more sites, with a primary endpoint being time to a defined progression free survival event. The study is expected to recruit over 18 months and is supported by a non-dilutive grant of $17.0 million from the Cancer Prevention and Research Institute of Texas.

NMIBC refers to tumors found in the tissue that lines the inner surface of the bladder. The most common treatment is transurethral resection of the bladder tumor followed by intravesical Bacillus Calmette-Guerin with chemotherapy depending upon assessment of risk of recurrence. NMIBC is the fourth most common cancer in men with an incidence of 10.1 per 100,000 and 2.5 per 100,000 in women. Our ongoing multi-center, double-blind, placebo-controlled Phase 2 study in NMIBC is expected to enroll up to 166 patients with primary endpoints of safety/tolerability and relapse free survival after 12 months of treatment. The Phase 2 study, which is supported by a $3.0 million non-dilutive grant from the National Cancer Institute, part of the National Institutes of Health, is expected to read out in the first half of 2025.

Tolimidone. Tolimidone was originally discovered by Pfizer Inc., or Pfizer, and was developed through Phase 2 for the treatment of gastric ulcers. Pfizer undertook a broad pre-clinical program to characterize the pharmacology, pharmacokinetics, metabolism and toxicology of tolimidone. Pfizer discontinued development of the drug due to lack of efficacy for that indication in Phase 2. Tolimidone is a selective activator of the enzyme Lyn kinase which increases phosphorylation of insulin substrate -1, thereby amplifying the signaling cascade initiated by the binding of insulin to its receptor.

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

As a first step in the planned continued clinical development of tolimidone, we intend to initiate a Phase 2a dose confirmation study to establish the optimum dose of tolimidone in patients with T1D. The Phase 2a study will be open-label in approximately 15 patients with T1D treated over a period of three months with endpoints of change in C-peptide levels, HbA1c and number of hyperglycemic events.

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

Following IND approval in December 2021, we are in the process of recruiting patients in a Phase 1 study to assess the utility of MTX110 in recurrent GBM. The Phase 1 study is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by CED via implanted refillable pump and catheter. The study aims to recruit two cohorts, each with a minimum of four patients; the first cohort will receive MTX110 only and the second cohort will receive MTX110 but with the option of the treating investigator to re-position the catheter into an area of new lesion upon progression, with the objective of increasing tumor coverage and survival.

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

In October 2020, we reported the first-in-human study by the University of California, San Francisco of MTX110 in DMG using a CED system. The Phase 1 study established a recommended dose range for Phase 2, a good safety and tolerability profile but also encouraging survival data in the seven patients treated.

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

The University of Texas is undertaking a Phase 1 exploratory study in recurrent medulloblastoma patients using direct administration of MTX110 into the fourth ventricle, enabling it to circulate throughout the CSF.

In 2020, our non-exclusive worldwide, sublicensable license to certain patents of panobinostat was terminated by Secura Bio. We view MTX110 as an important asset and we continue to enjoy freedom to use panobinostat for research purposes and we plan to continue to pursue development of MTX110. We believe that the relevant Secura Bio patents may delay a launch of MTX110 for use in patients with DMG should the product receive accelerated approval, however we do not anticipate it would have any impact on launching MTX110 for use in patients with GBM. If we are unable to launch a product candidate until the patent expires, there could be a material adverse effect on our business, financial condition and results of operations.

For additional information regarding MTX110, see “—Recent Developments—MTX110 Developments.”

Commercial Agreements, Strategic Partnerships and Collaborations

We are currently collaborating with biopharmaceutical companies, contract research organizations and universities on several of our development programs.

For information regarding the Emtora License Agreement, see “—Recent Developments—License and Collaboration Agreement.”

Melior License. On November 22, 2023, we entered into the license agreement, or the Melior License Agreement, with Melior Pharmaceuticals I, Inc., or Melior, for the development and commercialization of tolimidone in most territories other than China, South Korea and a number of smaller Asian territories which Melior licensed to Bukwang Pharmaceutical Co. Ltd., or Bukwang. Under the Melior License Agreement, we obtained from Melior an exclusive, worldwide, sublicensable right to develop, manufacture, commercialize, or otherwise exploit products containing tolimidone for any field.

Pursuant to the terms of the License Agreement, we issued to Melior 354,428 Depositary Shares in upfront consideration, and agreed to issue the same to Bukwang. In addition, we are obligated to pay single digit tiered royalties on net sales of tolimidone to Melior, with Melior agreeing to pay to Bukwang 50% of such royalties pursuant to a royalty agreement.

Under the Melior License Agreement, we, at our own cost, have the right to control the prosecution, maintenance and enforcement of the tolimidone patents, while Melior has certain step-in rights if we elect not to prosecute and maintain such tolimidone patents. The Melior License Agreement may be terminated by Melior if we fail to meet various development diligence obligations.

In connection with the License Agreement, on November 22, 2023, Melior and Bukwang entered into an amendment to the license agreement with Bukwang, or the Bukwang License. Under the amendment, or the Bukwang Amendment, Melior and Bukwang agreed that, upon us securing a minimum of $4.0 million in new equity financing, the Bukwang License shall terminate in its entirety and Bukwang shall transfer to Melior all rights, titles and interests to certain INDs, know-how and data, and patents relating to tolimidone.

Under the Bukwang Amendment, Melior and Bukwang entered into the Proposed Royalty Agreement pursuant to which Bukwang shall be entitled to 50% of all payments Melior receives under the Tolimidone License, including: (i) 50% of the equity issued by us under the Tolimidone License, and (ii) 50% of the royalties that we will pay to Melior. Further, under the royalty agreement, Bukwang will pay to Melior $100,000 in consideration for Melior’s waiver of Bukwang’s obligation to pay patent costs pursuant to the Bukwang License, and Melior will take back responsibility for all tolimidone patent prosecution and maintenance costs.

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

We have developed a strong intellectual property base globally, comprising patents, know-how, and trade secrets. Currently, we have 53 granted patents, seven applications in process, in each case covering all major world markets, and 14 separate patent families covering all major regions. We continue to strengthen our patent portfolio by strategically submitting new patents and divisional patent applications based on our active research and development activities. Central to our business are our three intellectual property technologies that are designed to enable the targeted delivery, i.e. right place, and controlled sustained release, i.e. right time, of existing therapeutic drugs. These technologies have broad applications in multiple therapeutic areas and offer the potential to create multiple revenue opportunities.

Patent rights have been granted in all the major world markets, including Europe, the United States and Japan, or the Key Markets. The granted patents and pending patent applications in our patent families are owned solely by us, co-owned with other parties or in-licensed to us. These include patents related to methods of use of eRapa, tolimidone and MTX110 as well as patents covering sustained release drug delivery, nano-inclusion technology and nanoparticle technology.

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

Review and Approval of Drugs in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations, and regulates biologics under the FDCA, the Public Health Services Act, or the PHSA, and their implementing regulations. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of enforcement letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, exclusion from participation in government sponsored healthcare programs such as Medicare, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice, or the DOJ, or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical (or nonclinical) laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND application, which must take effect before human clinical trials may begin;

•	approval of clinical protocols by an independent institutional review board, or IRB, or ethics committee representing each clinical site before each site may enroll subjects;

•	potential initiation and completion of successive clinical trials that establish safety dose ranges;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practices, or GCP, and other clinical-trial related regulations to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a new drug application, or NDA, or a biologics license application, or BLA;

•	review of the submission by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity, for drugs, or safety, purity and potency for biologics;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCP regulations and the integrity of the clinical data;

•	payment of user fees and securing FDA approval of the NDA or BLA;

•	agree to comply with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, and post-approval studies required by the FDA; and

•	FDA review and approval of the NDA or licensure of the BLA.

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

The Consolidated Appropriations Act for 2023, signed into law on December 29, 2022 (P.L. 117-328), amended the FDCA and the Public Health Service Act to specify that nonclinical testing for drugs and biologics may, but is not required to, include in vivo animal testing. According to the amended language, a sponsor may fulfill nonclinical testing requirements by completing various in vitro assays (e.g., cell-based assays, organ chips, or microphysiological systems), in silico studies (i.e., computer modeling), other human or nonhuman biology-based tests (e.g., bioprinting), or in vivo animal tests.

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

Information about certain clinical trials, including details of the protocol and eventually study results, must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their ClinicalTrials.gov website. Information related to the product, patient population, phase of investigation, study site locations and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The U.S. Department of Health and Human Services’ Final Rule and NIH’s complementary policy on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and both NIH and FDA have brought enforcement actions against non-compliant clinical trial sponsors.

Human clinical trials are typically conducted in three sequential phases, Phase 1, Phase 2 and Phase 3, which may overlap or be combined:

•	Phase 1. The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some product candidates for severe or life-threatening diseases, especially when the product candidate may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•	Phase 2. The product candidate is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

•	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product candidate and provide, if appropriate, an adequate basis for approval and product labeling. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA.

In the Consolidated Appropriations Act for 2023, Congress amended the FDCA to require sponsors of a Phase 3 clinical trial, or other “pivotal study” of a new drug to support marketing authorization, to submit a diversity action plan for such clinical trial. The action plan must include the sponsor’s diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. A sponsor must submit a diversity action plan to FDA by the time the sponsor submits the trial protocol to the agency for review. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. It is unknown at this time how the diversity action plan may affect Phase 3 trial planning and timing, but if FDA objects to a sponsor’s diversity action plan and requires the sponsor to amend the plan or take other actions, it may delay trial initiation.

Reports detailing the progress of, and safety date from, the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted with an NDA or BLA.

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

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections cover all facilities associated with an NDA or BLA submission, including drug or biologic component manufacturing (such as APIs), finished product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCP.

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

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA. As part of the Consolidated Appropriations Act for 2023, Congress provided the FDA additional statutory authority to mitigate potential risks to patients from continued marketing of ineffective drugs previously granted accelerated approval. Under the act’s amendments to the FDCA, the FDA may require the sponsor of a product being considered for accelerated approval to have a confirmatory trial underway prior to approval. The sponsor must also submit progress reports on a confirmatory trial every six months until the trial is complete, and such reports are published on the FDA’s website. The amendments also give the FDA the option of using expedited procedures to withdraw product approval if the sponsor’s confirmatory trial fails to verify the claimed clinical benefits of the product.

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

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 1V clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, such as REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. The FDA may also require an applicant to develop a REMS as a condition of approval to ensure that the benefits of the product outweigh its risks and to assure its safe use. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. If the FDA concludes a REMS is needed as a condition of approval, the sponsor must submit a proposed REMS during the application review process; the FDA will not approve the NDA without an approved REMS, if required. The requirement for a REMS can materially affect the potential market and profitability of a product. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

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

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. Furthermore, the Drug Supply Chain Security Act, or DSCSA, was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States, including most biological products. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period, which culminated in November 2023. After an additional one-year stabilization period to give entities subject to the DSCSA additional time to finalize interoperable tracking systems and to ensure supply chain continuity, the applicable requirements under the DSCSA became fully enforceable as of November 27, 2024. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

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

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act, or PREA, amendments to the FDCA, an NDA, BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the FDASIA in 2012, PREA was made permanent and sponsors are required submit pediatric study plans to FDA prior to the assessment data. In particular, a sponsor that is planning to submit a marketing application for a product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/III study. The initial PSP must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. The law requires the FDA to send a PREA Non-Compliance letter to sponsors who have failed to submit their pediatric assessments required under PREA, have failed to seek or obtain a deferral or deferral extension or have failed to request approval for a required pediatric formulation. It further requires the FDA to publicly post the PREA Non-Compliance letter and sponsor’s response. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation, although FDA has taken steps to limit what it considers abuse of this statutory exemption in PREA by announcing that it does not intend to grant any additional orphan drug designations for rare pediatric subpopulations of what is otherwise a common disease.

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

Regulation Outside the United States

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of drug products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in a country or jurisdiction may negatively impact the regulatory process in others.

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

In April 2023 the European Commission adopted a legislative proposal to revise and replace the existing general pharmaceutical legislation. As of March 2025, the proposal is under technical examination by the Council of the European Union. If such revisions are ultimately implemented, they will significantly change several aspects of drug development and approval in the European Union.

Regulatory Data Protection in the European Union

In the European Union, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No 726/2004 repeats this entitlement for medicinal products authorized in accordance with the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abridged) application for a period of eight years. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the European Union market until the expiration of the market exclusivity. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of Authorization and Renewals

A marketing authorization has an initial validity for five years in principle. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the European Union Member State. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. The European Commission or the competent authorities of the European Union Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five-year period of marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the European Union market (in case of centralized procedure) or on the market of the authorizing European Union Member State within three years after authorization ceases to be valid (the so-called sunset clause).

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

Pricing Decisions for Approved Products

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other Member States allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

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

The Medicines and Healthcare products Regulatory Agency, or MHRA, is responsible for regulating the United Kingdom medicinal products market (Great Britain and Northern Ireland). In order to market medicines in the United Kingdom, manufacturers must hold a United Kingdom authorization. On January 1, 2021, all European Union marketing authorizations were converted to United Kingdom marketing authorizations subject to a manufacturer opt-out. The United Kingdom has introduced a separate UK-specific processes for regulatory submissions and medicinal product MA, and MHRA guidance states that the United Kingdom will have the power to take into account marketing authorizations made under the European Union decentralized and mutual recognition procedures. On January 1, 2024, the MHRA launched the International Recognition Procedure, or IRP, which provides for an expedited authorization procedure for products that have received positive marketing authorization decisions from trusted partner agencies, such as the EMA or the FDA. There are two available routes for assessment and recognition under the IRP:

•	Recognition Route A – 60 days from validation of submission

•	Application must be based on a Reference Regulatory, or RR, MA within the previous two years

•	Any significant differences from the quality dossier approved by the RR requires assessment under Recognition Route B

•	Evidence of GMP compliance for manufacturing sites should be provided with submission

•	None of the Recognition Route B criteria are met

•	Recognition Route B – 110 days from validation of submission with one planned clock stop (up to 60 days) at day 70 to allow applicant to respond to issues identified during review

•	Application must be based on a RR marketing authorization within the previous ten years.

•	Criteria requiring Recognition Route B include, among other things:

▪	The RR granted a conditional or exceptional circumstances marketing authorization

▪	Additional manufacturing sites included in the application were not assessed by the RR or a manufacturing site is not GMP certified

▪	There are substantial changes to the manufacturing process compared to the process approved by the RR

▪	Certain product types (e.g., advanced therapy medicinal products, orphan medicines, over-the-counter medicines)

▪	A Risk Management Plan was not assessed by the RR

▪	The RR required one or more post-authorization safety studies for the product

▪	A companion diagnostic is necessary for correct use of the product

United Kingdom medicines legislation is subject to future regulatory change under the Medicines and Medical Devices Act 2021. This act sets out a new framework for the adoption of medicines regulation.

Different rules apply in Northern Ireland following implementation of the Northern Ireland Protocol, under which European Union central marketing applications continue to apply there. However, in March 2023, the United Kingdom government and the European Commission reached agreement on a regulatory framework to replace the Northern Ireland Protocol, referred to as the Windsor Framework. The Windsor Framework is effective as of January 1, 2025 and requires changes to the system that was previously in effect under the Northern Ireland Protocol, including the regulation of pharmaceutical products in the United Kingdom. Specifically, the MHRA will be responsible for approving all medicines intended to be marketed in the United Kingdom (i.e., Great Britain and Northern Ireland), while the EMA will no longer be involved in approving medicines intended for sale in Northern Ireland.

The Trade and Cooperation Agreement, which sets forth a framework for partnership between the European Union and the United Kingdom, was applied provisionally as of January 1, 2021 and became effective as of May 1, 2021. The Trade and Cooperation Agreement between the European Union and the United Kingdom contains an Annex in relation to medicinal products with the objective of facilitating availability of medicines, promotion of public health and consumer protection in respect of medicinal products. The Annex provides for mutual recognition of good manufacturing practice (GMP) inspections and certificates, meaning that manufacturing facilities do not need to undergo duplicate inspections for the two markets. The Annex establishes a Working Group on Medicinal Products to deal with matters under the Trade and Cooperation Agreement, facilitate co-operation and for the carrying out of technical discussions. It is expected that further bilateral discussions will continue with respect to regulatory areas not the subject of the Trade and Cooperation Agreement, including pharmacovigilance. The Trade and Cooperation Agreement also does not include reciprocal arrangements for the recognition of batch testing certification. However, the United Kingdom has listed approved countries, including the EEA which will enable UK importers and wholesales to recognize certain certification and regulatory standards. The European Commission has not adopted such recognition procedures.

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

Coverage and Reimbursement

The future commercial success of our product candidate or any of our collaborators' abilities to commercialize any approved product candidate successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for our product candidate. Government health administration authorities, private health insurers and other organizations generally decide which drugs they will pay for and establish reimbursement levels for healthcare. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government, through the Medicare or Medicaid programs, provides reimbursement for such treatments. In the United States, the United Kingdom, the European Union, and other potentially significant markets for our product candidate, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the United Kingdom and European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to government health benefit programs and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.

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

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product and therapeutic candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product and therapeutic candidates that obtain marketing approval. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product and therapeutic candidates. In addition, future legislative and regulatory proposals may materially impact the ability of the FDA and other regulatory agencies to operate as they have historically operated. We cannot be sure whether additional legislative changes will be enacted, or whether any of the FDA’s regulations, guidances or interpretations will be changed, or what the impact of such changes on the agency and its scientific review staff, if any, may be. For example, the next FDA user fee reauthorization package is expected to enter stakeholder negotiations beginning in mid-2025, with any agreement sent to Congress in early 2027 for purposes of initiating the legislative process. Reauthorization of the prescription drug user fee program would need to be finalized by Congress by the end of September 2027 in order to avoid a disruption in FDA’s review goals for NDAs and other activities supported by user fees assessed against industry. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

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

The ACA, as amended by the Health Care and Education Affordability Reconciliation Act, was enacted in 2010 and substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly impacted the pharmaceutical industry. The ACA was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical manufacturers, and impose additional health policy reforms. With regard to biopharmaceutical products, the ACA, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for therapeutics that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees on manufacturers of certain branded prescription medicines, created a new Medicare Part D coverage gap discount program, and expanded the 340B drug discount program. As another example, the 2021 Consolidated Appropriations Act signed into law on December 27, 2020 incorporated extensive healthcare provisions and amendments to existing laws, including a requirement that all manufacturers of medicines and biological products covered under Medicare Part B report the product’s average sales price, to the U.S. Department of Health and Human Services, subject to enforcement via civil money penalties.

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

In addition, there has been heightened governmental scrutiny over the manner in which biopharmaceutical manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to medicine pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of medicines under Medicare, and reform government program reimbursement methodologies for pharmaceutical products. Notably, on December 20, 2019, the Further Consolidated Appropriations Act for 2020 became law (P.L. 116-94) and included a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act of 2019, or the CREATES Act. The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. Because generic and biosimilar product developers need samples to conduct certain comparative testing required by the FDA, some have attributed the inability to timely obtain samples as a cause of delay in the entry of generic and biosimilar products. To remedy this concern, the CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Although lawsuits have been filed under the CREATES Act since its enactment, those lawsuits have settled privately; therefore, to date no federal court has reviewed or opined on the statutory language and there continues to be uncertainty regarding the scope and application of the law

In August 2022, the IRA was signed into law. Among other things, the IRA has multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. For example, a manufacturer of a drug or biological product covered by Medicare Parts B or D must pay a rebate to the federal government if the drug product’s price increases faster than the rate of inflation. This calculation is made on a product-by-product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, starting in payment year 2026, CMS will negotiate drug prices annually for a select number of single-source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease. CMS has begun to implement these new authorities and entered into the first set of agreements with drug and biologic manufacturers for negotiated prices of 10 products, which will become applicable for payment year 2026. However, the IRA’s impact on the pharmaceutical industry in the United States remains uncertain, in part because multiple large pharmaceutical companies and other stakeholders (e.g., the U.S. Chamber of Commerce) have initiated federal lawsuits against CMS arguing the program is unconstitutional for a variety of reasons, among other complaints. Those lawsuits are currently ongoing.

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

There are no currently approved products with an FAP indication although certain non-steroidal anti-inflammatory drugs may be prescribed off-label. Panbela Therapeutics, Inc. and Recursion Pharmaceuticals, Inc. are developing products for FAP. Standard of care treatment for NMIBC usually involves transurethral resection of the tumor followed by intravesical Bacillus Calmette-Guérin therapy. A number of companies are developing therapeutics for NMIBC including Janssen Pharmaceuticals, CG Oncology, Inc. and Protara Therapeutics, Inc.

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

C.	Organizational Structure

We are organized under the laws of England and Wales. The following table sets forth a description of our current significant subsidiaries:

Subsidiaries	Country of Incorporation	Voting Interest
Biodexa Pharma (Wales) Limited	England and Wales	100%
Biodexa Ltd	England and Wales	100%

D.	Property, Plant and Equipment

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

Currency Exchange Rate

We report our financial results in British pounds sterling.

During the periods set forth in our financial statements and in particular during 2022 and 2023, there has been considerable volatility in the British pound sterling against the Euro and the United States dollar.  From time to time, we enter into transactions denominated in a currency other than our functional currency and this results in foreign exchange risk. At this time, we do not consider the exposure sufficient to utilize derivatives to manage the forward exchange risk.

Components of Consolidated Statement of Comprehensive Income Items

Revenue

Our income streams comprise revenue derived from supply of services and from research and development contracts. Revenue is recognized in-line with that set out in Note 1 to our consolidated financial statements included elsewhere in this annual report.

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

During the fiscal year ended December 31, 2024 and 2023, finance income also included a gain on an equity settled derivative financial liability. We issued warrants in fiscal years 2024, 2023, 2020 and 2019 in connection with registered direct offerings. In 2015, we assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of Ordinary Shares to be issued when the warrants and options are exercised is fixed, however the exercise prices are denominated in United States dollars, which is different from the functional currency of the Company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities in the consolidated statement of financial position with any gains or losses being recognized through finance income or finance expense in the consolidated statement of comprehensive income.

Finance Expense

Finance expenses include all interest payable on borrowings and loan instruments. For the year ended December 31, 2024, finance expenses were comprised primarily of interest payable on deferred consideration and interest payable on lease liabilities. In the year ended December 31, 2023, finance expenses were comprised primarily of interest payable on lease liabilities and other loans.

Taxation

Taxation represents tax credits receivable by Group companies in respect of qualifying research and development costs incurred.

A.	Operating Results

In this section we discuss our operating results for the year ended December 31, 2024 as compared to our operating results for the year ended December 31, 2023. For a discussion and analysis of the year ended December 31, 2023 compared to December 31, 2022, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with SEC on April 18, 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following table summarizes our consolidated results of operations for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
	(£ in thousands)

Revenue	--	381
Total revenue	--	381
Other income	31	14
Research and development costs	(5,437)	(4,067)
Administrative costs	(3,793)	(4,342)
Loss from operations	(9,199)	(8,014)
Finance income	3,385	570
Finance expense	(165)	(41)
Loss before taxation	(5,979)	(7,485)
Taxation	250	406
Loss from continuing operations	(5,729)	(7,079)
Loss for the year attributable to the owners of the parent	(5,729)	(7,079)

Revenue. Total revenue for the year ended December 31, 2024 was £Nil compared to £0.38 million in 2023. The research and development collaboration with Janssen Pharmaceutical NV, which represented the entire revenue in the first half of 2023, concluded in September 2023.

Research and Development Costs. Research and development (R&D) costs were £5.44 million, an increase of £1.37 million, or 34% on 2023 (2023: £4.07 million). The percentage of R&D costs as a percentage of operating costs also increased to 59% from 48% in the prior year. The increase in the year reflects the decision to acquire licenses for clinical stage assets tolimidone in December 2023 and eRapa in April 2024, resulting in clinical expenditure of £1.09 million and £1.91 million respectively, which was offset by reduced spend of £1.10 million on the MAGIC-G1 study in rGBM. As a result of the re-focus on clinical stage assets, there was a reduction in pre-clinical expense of £0.31 million. Personnel costs also reduced by £0.25 million in the year.

Administrative costs. Administrative costs in the year reduced by £0.55 million to £3.79 million (2023: £4.34 million), a decrease of 13%. The decrease in administrative costs in the year is driven by a positive reversal in foreign exchange of £0.26 million, a reduction in professional fees of £0.55 million offset by an increase in share-based payments of £0.22 million.

In 2024 the Company expensed £0.88 million on legal and professional fees in connection with the successful financing transactions in the year, the acquisition of the eRapa license in April 2024 and aborted acquisitions, this compares to £1.31 million spent in 2023 on similar transactions.

Finance Income. Finance income represents interest earned on cash balances and gains in respect of equity settled financial liabilities. In 2024, finance income of £3.39 million was credited to the income statement, compared with £0.57 million in 2023, and included a gain in respect of an equity settled financial liability of £3.22 million (2023: £0.49 million).

Finance Expense. Finance expenses of £0.16 million were charged in 2024, compared to £0.04 million in 2023. Interest expense in 2024 arose primarily from deferred consideration and interest payable on lease liabilities, in 2023, this primarily relates to interest expense on lease liabilities.

B.	Liquidity and Capital Resources

Overview

We have incurred significant net losses and have had negative cash flows from operations during each period from inception through December 31, 2024, and had an accumulated deficit of £150.42 million as of December 31, 2024. As of December 31, 2024, we had cash and cash equivalents of £1.67 million. We have yet to generate a profit and, excluding share issues, cash flows have been consistently negative from the date of incorporation. Management expects operating losses and negative cash flows to continue for the foreseeable future. We believe our existing balances of cash and cash equivalents will be insufficient to satisfy our working capital needs and other liquidity requirements associated with our existing operations over the next 12 months.

Our future viability is dependent on our ability to raise cash from financing activities to finance our development plans until milestone and/or royalties can be secured from partnering our assets. Our failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

B.	Liquidity and Capital Resources

Overview

We have incurred significant net losses and have had negative cash flows from operations during each period from inception through December 31, 2024, and had an accumulated deficit of £150.42 million as of December 31, 2024. As of December 31, 2024, we had cash and cash equivalents of £1.67 million. We have yet to generate a profit and, excluding share issues, cash flows have been consistently negative from the date of incorporation. Management expects operating losses and negative cash flows to continue for the foreseeable future. We believe our existing balances of cash and cash equivalents will be insufficient to satisfy our working capital needs and other liquidity requirements associated with our existing operations over the next 12 months.

We have prepared cash flow forecasts and considered the cash flow requirement for the next three years, including the period 12 months from the date of approval of the financial statements included in this annual report. Our forecasts show that further financing will be required before the fourth quarter of 2025 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. In January 2025, we entered into a $35.0 million ELOC with the Investor, whereby we may direct such investor from time to time to purchase Depositary Shares (subject to certain limitations) and receive proceeds from the sale thereof for up to 36 months following the commencement date. However, there is no guarantee that we will be able to use the ELOC to the extent necessary to finance our operations.

We believe there are adequate options and time available to secure additional financing for the Company, including equity sales pursuant to our ELOC with the Investor, and after considering the uncertainties, we consider it is appropriate to continue to adopt the going concern basis in preparing the financial information. We have a good fundraising history and a number of available financing options are currently being evaluated. Our consolidated financial information have therefore been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. With respect to equity sales pursuant to our ELOC with the Investor, we may ultimately decide to sell to the Investor all or some of the Depositary Shares that may be available for us to sell to the Investor pursuant to the ELOC. Accordingly, we cannot guarantee that we will be able to sell all of the amount available under the ELOC or how much in proceeds we may obtain under the ELCO. If we cannot sell securities under the ELOC, we may be required to utilize more costly and time-consuming means of accessing the capital markets, which could have a material adverse effect on our liquidity and cash position.

The consolidated financial information has been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Our Depositary Shares are currently listed on the NASDAQ Capital Market. We are required to meet certain qualitative and financial tests to maintain the listing of the Depositary Shares on the NASDAQ Capital Market. On August 27, 2024, we received a Letter from the Listing Qualifications Department of NASDAQ, notifying us of the Staff’s determination to delist our securities from the NASDAQ Capital Market because our securities had not complied with the Minimum Bid Price Requirement. On October 14, 2024, the Panel granted our request for an extension of time to demonstrate compliance with the Minimum Bid Price Requirement. On November 7, 2024, we were formally notified that the Panel determined that we had regained compliance with the Minimum Bid Price Requirement.

If, in the future, we fail to sustain compliance with all applicable requirements for continued listing on NASDAQ, including during the one-year monitoring period, our Depositary Shares may be subject to delisting by NASDAQ. This could inhibit the ability of our holders of Depositary Shares to trade their shares in the open market, thereby severely limiting the liquidity of such shares, and the price of our Depositary Shares could decline. Delisting may further impair our ability to raise capital.

In our opinion, the environment for financing of small and micro-cap biotech companies continues to be challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by us are likely to be dilutive. We continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Company. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of alternative courses of action to finance the Company would be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon our ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to us which are actionable before its cash resources run out then we will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realizable value and all liabilities would be accelerated to current liabilities.

As noted herein, we believe there are adequate options and time available to secure additional financing for us and after considering the uncertainties, we consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

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

Cash Flows

The following table presents a summary of the primary sources and uses of cash from continuing activities for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
	(£ in thousands)
Cash used in operating activities	(12,261)	(6,826)
Cash used in investing activities	(598)	(265)
Cash generated from financing activities	8,557	10,226
Net increase/(decrease) increase in cash and equivalents	(4,302)	3,135

Operating Activities

The following table presents a summary of the cash used in operations as of the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
	(£ in thousands)
Cash flows from operating activities before changes in working capital	(8,654)	(7,622)
Changes in working capital	(3,736)	(49)
Cash used in operations	(12,390)	(7,671)

Cash flows from Operating Activities before Changes in Working Capital. Net cash outflow from operating activities before changes in working capital was £8.65 million in the year ended December 31, 2024, as opposed to £7.62 million during the same period in 2023.

This increased cash outflow of £1.03 million was driven by increased net finance income of £2.69 million offset by lower losses attributable to the owners of the Company of £1.35 million, a lower tax credit of £0.16 million and increased share-based payment expenses of £0.26 million. Included in cash flows from operating activities in 2023 was £0.08 million in respect of the forgiveness of a loan to Adhera.

Cash Used in Operations. Working capital increased in cash flow terms by £3.74 million for the year ended December 31, 2024, compared to an increase of £0.05 million for 2023.  The increase in 2024 primarily comprised of an increase in trade and other receivables of £6.34 million offset by an increase in trade and other payables of £2.24 million. The net increase in working capital is driven by the accounting for the eRapa joint arrangement as set out in Note 1 to our consolidated financial statements included elsewhere in this annual report.

Taxes Paid. Taxes paid in the years ended December 31, 2024 and 2023 were £nil.

Research and development tax credits of £0.13 million were received in 2024, as opposed to £0.84 million in 2023. This related to claims submitted in the prior financial year.

Investing Activities

Purchase of property, plant and equipment of £0.01 million occurred in the year ended December 31, 2024, compared to £0.03 million in 2023. Capital expenditures in 2024 and 2023 related to laboratory equipment. In addition, we acquired the eRapa license for total consideration of £2.71 million including cash consideration of £0.77 million, £0.22 million by the issue of ordinary shares and deferred consideration of £1.72 million yet to be paid. These cash outflows are offset by interest income from bank deposits of £0.18 million.

Financing Activities

Amounts paid on lease liabilities.  In 2024 we paid £0.19 million in respect of lease liabilities compared with £0.19 million in 2023, which related to rental payments on our facilities in Cardiff, Wales.

Share Issues Including Warrants, Net of Costs. We raised £8.31 million in net proceeds during the year ended December 31, 2024 in cash from a private placement of our securities and a registered direct offering, as well as from the exercise of warrants, including a warrant inducement transaction in May 2024. We raised £10.43 million in net proceeds during the year ended December 31, 2023 in cash from a private placement of our securities, a registered direct offering and an underwritten public offering, as well as from the exercise of warrants.

Issuance of Promissory Note. We received £0.43 million during December 2024 from the issuance of a promissory note to the Investor.

Cash and Cash Equivalents

Cash decreased for the year ended December 31, 2024 by £4.30 million, before the impact of foreign exchange movements, compared to an increase of £3.14 million in 2023. This decrease was primarily due to continuing trading losses and negative working capital movement offset by financing activities. As of December 31, 2024, we had cash and cash equivalents of £1.67 million compared to £5.97 million as at December 31, 2023.

Cash Commitments

As of December 31, 2024, our cash resources were expected to provide liquidity into the first quarter of 2025. We remain focused on tight control of our cash commitments at any given time. As of December 31, 2024, our cash requirements primarily relate to the following:

•	lease obligations, related to our office and research and development facility, which are recognized as lease liabilities in the consolidated statement of financial position;
•	purchase obligations, under our commercial supply agreements and related activities;
•	research and development activities related to preclinical and clinical trials for our product candidates in development; and
•	borrowing obligation resulting from the Promissory Note issued in December 2024, which is repayable within 12 months.

The lease on our office and research and development facility commenced in August 2021 and expires in August 2026. Our cash requirements for our lease obligation (on a discounted basis) are £0.18 million and £0.12 million, for the short-term (payable within twelve months after the reporting date) and long-term (payable beyond twelve months after the reporting date), respectively. Our lease obligation includes ancillary contractual commitments in relation to utilities, maintenance and other services.

We built out the office and laboratory space at our new facility in the period April through August 2021. We recognized £0.01 million in respect of new laboratory equipment during 2024. We expect only minimal capital expenditures in the foreseeable future.

As of December 31, 2024, we believed we have sufficient cash resources to fund our commitments and operations until fourth quarter of 2025 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. To maintain operations beyond that date, additional funding will be required, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. In January 2025, we entered into a $35.0 million ELOC with the Investor, whereby we may direct such investor from time to time to purchase Depositary Shares (subject to certain limitations) and receive proceeds from the sale thereof. However, there is no guarantee that we will be able to use the ELOC to the extent necessary to finance our operations. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us or the ELOC is not available to finance our operations, we may have to significantly delay, scale back or discontinue the development of our product candidates and formulations, as well as consider other strategic alternatives.

C.	Research and Development, Patents and Licenses, Etc.

For the years ended December 31, 2024 and 2023, our research and development expenses were £5.44 million and £4.07 million, respectively.

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

In 2024 and 2023, there were £79.7 million and £73.4 million of gross unutilized tax losses carried forward, respectively. No deferred tax asset has been provided in respect of losses, as there was insufficient evidence to support their recoverability in future periods. The losses do not have an expiry date.

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

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our portfolio. As at December 31, 2024, we had total equity of £8.32 million (£4.68 million at December 31, 2023), incurred a net loss after tax for the year ended December 31, 2024 of £5.73 million, as compared to £7.08 million in the same period in 2023, and used cash in operating activities of £12.26 million (December 31, 2023: £6.83 million) for the same period.

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

As of December 31, 2024, we had cash and cash equivalents of £1.67 million.

We have prepared cash flow forecasts and considered the cash flow requirement for the next three years, including the period 12 months from the date of approval of the financial statements included in this annual report. Our forecasts show that further financing will be required before the fourth quarter of 2025 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. In January 2025, we entered into a $35.0 million ELOC with the Investor, whereby we may direct such investor from time to time to purchase Depositary Shares (subject to certain limitations) and receive proceeds from the sale thereof for up to 36 months from the commencement date. However, there is no guarantee that we will be able to use the ELOC to the extent necessary to finance our operations.

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

In our opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by us are likely to be dilutive. We continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Company. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon our ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realizable value and all liabilities would be accelerated to current liabilities. As a result of the foregoing, our independent registered public accounting firm included an explanatory paragraph in their report on our financial statements as of and for the year ended December 31, 2024 with respect to this uncertainty.

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

The carrying value of our goodwill was £nil as of December 31, 2024 and 2023, and intangible assets not yet ready for use was £5.6 million (2023: £2.9 million) as at December 31, 2024.

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

The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognized over the vesting period using the straight-line method and classified in the consolidated statements of comprehensive income.

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

Financial liabilities

Fair value through profit and loss (FVTPL)

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

Name (1)	Age at 12/31/2024	Position/Title
Stephen Stamp	63	Chief Executive Officer and Chief Financial Officer, Director
Stephen Parker (3)(4)	66	Non-Executive Chairman of the Board of Directors
Simon Turton, Ph.D. (2)(3)(4)	57	Senior Independent Non-Executive Director
Sijmen (Simon) de Vries, M.D. (2)(4)	65	Non-Executive Director
Ann Merchant (2)(3)	59	Non-Executive Director

__________________________

(1)	The term of the Board of Directors will expire immediately after the annual general meeting held in 2027 for Dr. de Vries, 2026 for Mr. Stamp, Dr. Parker and Ms. Merchant, and 2025 for Dr. Turton.
(2)	Remuneration Committee member
(3)	Audit Committee member
(4)	Nominations Committee member

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

Stephen Parker has served as our Non-Executive Chairman of the Board of Directors and a director since June 2022. Dr. Parker has a career in the healthcare and pharma sector that spans over 30 years, including 10 years in advisory roles. Dr. Parker has served as Managing Director of sp2 Consulting Limited since 2002, as well as an advisor to Opus Corporate Finance LLP since 2019. Dr. Parker has also served as Chairman of Sareum Holdings plc (AIM: SAR) since May 2016 and Drishti Discoveries Limited since January 2021, as Senior Independent Director of MGC Pharmaceuticals Limited (ASX, LSE:MXC) since March 2019, and as a director of Eternans Limited since July 2019 and sp2 Asset Management Limited since September 2018. Previously, Dr. Parker served as a director of Albucasis Limited from September 2013 to September 2019, as Chairman of Liverpool Chirochem Limited from July 2017 to July 2018, and as a director and Chairman of Silence Therapeutics plc (LSE: SLN) from November 2013 to April 2019. Dr. Parker also has corporate finance experience having been an investment banker focusing on pharma and biotechnology with Barings Brothers Limited, SBC Warburg Dillon Read, and Apax Partners LLP, and previously served as a director at subsidiaries of Celtic Pharma GP Limited and Chief Financial Officer of Oxford GlycoSciences. Dr. Parker received his D.Phil in Biochemistry from the University of Oxford, MBA in Business Administration from City University, London, and B.Sc. in Chemical Sciences from the University of East Anglia.

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

The following table summarizes the compensation paid to our non-employee directors during 2024.

Name	Fees Earned or Paid in Cash (£)(1)	Option Awards (£)(2)	Total (£)
Sijmen de Vries	40,000	76,219	116,085
Simon Turton	40,000	76,219	116,085
Stephen Parker	82,000	152,438	192,170
Ann Merchant	40,000	76,219	116,085

______________

(1)	Includes annual fees, committee chairpersonship fees and meeting fees.
(2)	The amounts shown in this column reflect the grant date fair value of option awards granted for service during the applicable year and determined without regard to forfeitures. The assumptions used in the Black-Scholes model to determine the grant date fair values of awards granted during the fiscal year ended December 31, 2024 are disclosed in Note 25 to our consolidated financial statements included in this annual report.

The following table sets forth, as of December 31, 2024, the aggregate number of option awards, which options are exercisable for Ordinary Shares (issued in the form of Depositary Shares), held by those individuals who served as non-executive directors during 2024:

Name	Number of Options	Grant Date	Exercise Price per Share (£)	Expiration Date
Sijmen de Vries, M.D. (1)	28,800,000	1/23/2024	£0.004	1/23/2034
Simon Turton, Ph.D. (1)	28,800,000	1/23/2024	£0.004	1/23/2034
Ann Merchant (1)	28,800,000	1/23/2024	£0.004	1/23/2034
Stephen Parker (1)	57,600,000	1/23/2024	£0.004	1/23/2034

___________

(1)	The stock options vest in the following tranches: 25% of the options vest 12 months after the grant date, and the remaining options have subsequently vested, or will vest, in 12 equal quarterly tranches over a subsequent three-year period.

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

Each non-executive director (other than Dr. Parker) was paid an annual fee of £40,000 in 2024, which covers all duties, including committee service or service on the board of a Biodexa subsidiary, with the exception of committee chairmanships and certain additional responsibilities, such as taking on the role of senior independent director. This amount may be changed from time to time. In addition, we reimburse each director for reasonable and properly documented expenses incurred in performing their duties. As noted above, we also grant each director a deed of indemnity against certain liabilities that may be incurred as a result of their service, to the extent permitted by the Companies Act.

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

Dr. Parker may resign from his positions at any time if the Company (i) is guilty of any gross negligence which affects him or any dishonesty towards or concerning him or (ii) becomes insolvent, makes any composition or enters into any deed of arrangement with its creditors or the equivalent. If Dr. Parker resigns due to these reasons, we will pay to Dr. Parker all fees which are due to him for the following 12 months. Further, in the event that Dr. Parker is unable, due to an accident, illness or injury, to undertake his duties for the Company in accordance with the terms of the Appointment Agreement for a period of more than six consecutive months, he may resign at any time without any rights to damages or compensation. Dr. Parker is also required to resign in connection with the Board of Directors determination that his acceptance of any other employment, engagement, appointment, interest or involvement with any business or person competes or conflicts with his appointment and would result in a serious conflict of interest or Dr. Parker reasonably determines such interest would result in a serious conflict of interest, and Dr. Parker accepts such employment, engagement, appointment, interest or involvement, without any rights to damages or compensation. If Dr. Parker resigns for any other reason, he must provide 12 months written notice.

Compensation of Senior Management

The following table summarizes the compensation earned by our senior management during 2024 (including for any service on any our subsidiaries), including one former executive officer.

Name	Salary (£)	Bonus (£)(1)	Option Awards (£)(2)	All Other Compensation (3)(£)	Total (£)
Stephen Stamp
Chief Executive Officer & Chief Financial Officer	249,991	34,155	77,300	3,025	364,471
Dmitry Zamoryakhin, M.D. (4)(5)
Former Chief Scientific Officer	245,240	-	52,602	11,597	309,440
All senior management as a group (2 persons)	495,231	34,155	129,902	14,622	673,911

_____________

(1)	Mr. Stamp has a bonus target of 33% of his annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of the Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. Dr Zamoryakhin did not earn a bonus in fiscal 2024.
(2)	The amounts shown in this column reflect the grant date fair value of option awards granted for service during the applicable year and determined without regard to forfeitures. The assumptions used in the Black-Scholes model to determine the grant date fair values of awards granted during the fiscal year ended December 31, 2024 are disclosed in Note 25 to our consolidated financial statements included in this annual report.
(3)	The amounts reflect the value of benefits payable for medical benefits (£3,025 and £516 for Mr. Stamp and Dr. Zamoryakhin, respectively) and £11,081 pursuant to a pension plan for Dr. Zamoryakhin.
(4)	Dr Zamoryakhin received an ex-gratia payment of £30,000 for loss of office which is included within salary.
(5)	Dr. Zamoryakhin departed the Company on July 4, 2024.

The following table sets forth, as of December 31, 2024, the aggregate number of option awards, which options are exercisable for Ordinary Shares (issued in the form of Depositary Shares), held by Stephen Stamp, our Chief Executive Officer and Chief Financial Officer. All of Dr. Zamoryakhin’s options expired and were forfeited when he departed the Company on July 4, 2024, and therefore he is not included in the table below. There are no other members of senior management.

Name	Number of Options		Grant Date	Exercise Price per Share (£)	Expiration Date
Stephen Stamp	1,500	(1)	9/9/2019	21.00	9/9/2029
	15,000	(1)	6/17/2020	4.04	1/17/2030
	25,000	(1)	7/15/2021	5.55	7/14/2031
	85,922,000	(2)	7/10/2024	0.003	7/10/2034

_________

(1)	These stock options are fully vested.
(2)	Of these options, 25% of the options vest 12 months after the grant date, and the remaining options will vest in 12 equal quarterly tranches over a subsequent three-year period.

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

Dmitry Zamoryakhin. We previously entered into a contract of employment, or the Contract of Employment, with Dr. Zamoryakhin.  The Contract of Employment was effective as of July 12, 2021 and provided for Dr. Zamoryakhin’s base salary, incentive compensation benefits, and compensation surrounding a termination of his employment.  The Contract of Employment was terminable by either Dr. Zamoryakhin or the Company with six months’ prior notice.

The Contract of Employment provided for an initial base salary of £205,000, which was subject to adjustment, and also included an initial bonus target of 30% of Dr. Zamoryakhin’s annual base salary.  Dr. Zamoryakhin’s base salary was increased to £215,000 effective as of April 1, 2022. In addition to base salary and bonus, the Contract of Employment provided for additional benefits, such as a 10% pension contribution, medical insurance, vacation benefits and any other additional benefits as determined by the Board of Directors from time to time.

Dr. Zamoryakhin also agreed that, for a period of six months following his termination (as reduced by any “garden leave” period), he would not compete with the Company, directly or indirectly, or solicit any customer, prospective customer or key employee.  The Contract of Employment included provisions related to confidentiality and the non-disclosure of information and assignment of inventions.  Among other things, these provisions prohibit Dr. Zamoryakhin from disclosing any of our proprietary and confidential information received during the course of employment and require Dr. Zamoryakhin to assign to us any inventions conceived or developed during the course of his employment.

The Contract of Employment provided that we will pay Dr. Zamoryakhin his normal salary during any notice period prior to termination.  We are also permitted to terminate Dr. Zamoryakhin’s employment effective immediately, without notice or payment, if Dr. Zamoryakhin is found guilty of any fundamental or repudiatory breach of contract or any breach of the disciplinary rules applicable to Dr. Zamoryakhin.

On July 4, 2024, Dr. Zamoryakhin departed the Company. In connection with his departure, Dr. Zamoryakhin and the Company entered into a settlement agreement, pursuant to which, among other things, Dr. Zamoryakhin received (i) £107,000, in lieu of his notice entitlement period, and (ii) a termination payment of £30,000. Any option awards that had not vested as of the date of departure were forfeited.

Policies and Procedures Related to the Grant of Certain Equity Awards

We do not purposefully time our grants to coincide or be near in time to the release of material non-public information, or MNPI. However, from time to time, we may grant options close in time to the release of MNPI to the extent those options are being granted upon the hiring of new executive officers and in connection with grants being made as part of our director compensation policy, including upon appointment of a new director.

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

Effective as of September 28, 2018, all AIM quoted companies were required to formally apply a recognized corporate governance code. While we are no longer traded on AIM, we have chosen to adopt the principles of the Quoted Companies Alliance Corporate Governance Code for Small and Mid-Sized Quoted Companies, or the QCA Code. The QCA Code identifies ten principles to be followed in order for companies to deliver growth in long term shareholder value, encompassing and efficient, effective and dynamic management framework, accompanied by good communication, to promote confidence and trust.

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

Audit Committee

The Audit Committee consists of three members: Dr. Turton (Chairman), Dr. Parker and Ms. Merchant. During 2023, Dr. de Vries served on the Audit Committee until the appointment of Ms. Merchant on January 22, 2024. The Board of Directors has determined that Dr. Turton, Dr. Parker and Ms. Merchant are independent under Rule 10A-3 of the Exchange Act and that Dr. Turton qualifies as an “audit committee financial expert” as defined under in Item 16A of Form 20-F.

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

Nomination Committee

The Nomination Committee is chaired by Dr. Parker and is currently comprised of Dr. Parker, Dr. de Vries and Dr. Turton. The Nomination Committee assists the Board of Directors in discharging its responsibilities relating to the composition and make-up of the Board of Directors and any committees of the Board of Directors. It is responsible for periodically reviewing the Board of Director’s structure and identifying potential candidates to be appointed as directors or committee members as the need may arise. The Nomination Committee is responsible for evaluating the balance of skills, knowledge and experience and the size, structure and composition of the Board of Directors and committees of the Board of Directors, retirements and appointments of additional and replacement directors and committee members and will make appropriate recommendations to the Board of Directors on such matters.

The Nomination Committee meets not less than once a year and otherwise as required.

Remuneration Committee

The Remuneration Committee consists of three members: Dr. de Vries (Chairman), Dr. Turton and Ms. Merchant. During 2023, Dr. Parker served on the Remuneration Committee until the appointment of Ms. Merchant on January 22, 2024. The Board of Directors has determined that Dr. de Vries and Dr. Turton and Ms. Merchant are independent.

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

Employees

The number of our employees by geographic location and function as of the end of the period for the fiscal years ended December 31, 2024, 2023 and 2022 were as follows:

	As of December 31,
	2024	2023	2022
Business functional area:
Research and development	8	16	22
General and administration	5	5	5

Total	13	21	27

	As of December 31,
	2024	2023	2022
Geography:
United Kingdom	11	19	25
Germany	1	1	1
Republic of Ireland	1	1	1

Total	13	21	27

To our knowledge, none of our employees are currently represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

E.	Share Ownership

Information with respect to share ownership of members of our Board of Directors and our senior management is included in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Equity Benefit Plans

Biodexa Pharmaceuticals PLC Enterprise Management Incentive and Unapproved Share Option Scheme

The Board of Directors has established the Biodexa Pharmaceuticals PLC Enterprise Management Incentive and Unapproved Share Option Scheme, or Plan, to allow us to grant options to acquire Ordinary Shares (in the form of Depositary Shares) to our employees and directors or any of our subsidiaries, or Plan Participants, for the purpose of attracting, rewarding and retaining such persons. The Plan was originally adopted in December 2014 and amended on April 11, 2024 (with a U.S. sub-plan addendum approved on October 30, 2024) to govern the grant of tax-advantaged enterprise management incentive stock options, or EMI Options, and unapproved stock options, or Unapproved Options, by the Company.

Administration. The overall responsibility for the operation and administration of the Plan is vested in the Board of Directors.

Eligibility. Unapproved Options may be granted to any person who is an employee or director of the Company or any of its subsidiaries. However, in order to be eligible to be granted EMI Options pursuant to the Plan, a person must be an employee or director of the Company or any of our subsidiaries whose “committed time” amounts to at least 25 hours a week or, if less, 75% of his or her “working time,” as each of those terms are defined in Schedule 5 to the Income Tax (Earnings and Pensions) Act 2003 of the United Kingdom, or Schedule 5. The Board of Directors may exercise its discretion in selecting the Plan Participants to whom stock options will be granted under the Plan.

Grant of Options. Options may be granted from time to time by the Board of Directors, other than when grants are not permitted under the applicable law or there are other restrictions with regards to the Ordinary Shares. No payment will be made for the grant of a stock option.

Form of Options. The stock options may be stock options to subscribe for new Ordinary Shares (in the form of Depositary Shares). EMI Options granted under the Plan may be granted with an exercise price greater than or equal to the market value of the Ordinary Share at the date of grant, but not in any event at a price less than the nominal value of such Ordinary Shares subject to such EMI Options. Unapproved Options granted under the Plan may be granted on the same basis.

A Plan Participant will have no stockholder rights until such time as he or she is able to exercise the stock option and acquire Ordinary Shares (in the form of Depositary Shares).

Plan Limits. The Board of Directors may from time to time specify the maximum number of Ordinary Shares in respect of which options may be granted pursuant to the Plan.

There are limits on the grants of EMI Options. EMI Options shall be granted under, and comply with, Schedule 5. This confers tax benefits on EMI Options up to a certain threshold. That threshold is currently such that if an employee holds unexercised EMI Options with a value at grant of £250,000, he or she may not have any further EMI Options granted. In the event that this threshold is exceeded, or we cease to satisfy the qualifying conditions, Unapproved Options may still be granted under the terms of the Plan. The total value of at grant of Ordinary Shares subject to unexercised EMI Options at any time may currently not exceed £3.0 million. All EMI Options must be exercised within 10 years from the grant date, or as set forth in the applicable option agreement, following which they will lapse.

Vesting of Options. In the normal course, stock options will become eligible for vesting subject to the satisfaction of any time and/or other financial performance targets. Unvested options may vest in full upon a takeover event at the Board of Directors’ discretion.

If a Plan Participant leaves the employment, or ceases to be a member of the Board of Directors, of the Company or its subsidiaries for any reason, his or her unvested stock option will generally lapse.

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

The following table sets forth information, to our knowledge, as of April 1, 2025, regarding the beneficial ownership of Ordinary Shares, including:

•	each person that is known by us to be a beneficial owner of 5% or more of Ordinary Shares (based on information in our share register and information provided by such persons);

•	each member of our Board of Directors;

•	each member of our senior management; and

•	all members of our Board of Directors and our senior management, taken as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based upon the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 25,617,408,922 Ordinary Shares outstanding as of April 1, 2025. Ordinary Shares subject to options or warrants currently exercisable or exercisable within 60 days of April 1, 2025 are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Unless otherwise indicated, the address for each holder listed below is Biodexa Pharmaceuticals PLC, Caspian Point, 1 Caspian Way, Cardiff, CF10 4DQ, United Kingdom. All holders of Ordinary Shares, including those shareholders listed below, have the same voting rights with respect to such shares.

Name of Beneficial Owner	Amount and Nature Of Ownership	Percent of Class
Major Shareholders
Entities Affiliated with Bigger Funds (1)**	1,722,030,000	6.7%
Entities Affiliated With Calvary Funds (2)**	1,669,850,000	6.1%
Directors and Senior Management:
Ann Merchant (3)	9,000,000	*
Stephen Parker (4)	18,000,000	*
Stephen Stamp (5)	26,890,563	*
Simon Turton (6)	9,002,765	*
Sijmen de Vries (7)	9,000,000	*
Directors and senior management as a group (5 persons) (8)	71,893,328	*

__________________

*	Less than one percent of the outstanding Ordinary Shares.
**	Excludes certain securities subject to a beneficial ownership blocker. See notes (1) and (2) below.

(1)	Based primarily on the Schedule 13G filed by Bigger Capital Fund, LP, Bigger Capital Fund GP, LLC, District 2 Capital Fund LP, District 2 Capital LP, District 2 GP LLC, District 2 Holdings LLC and Michael Bigger with the SEC on November 12, 2024, and our information and belief. Consists of (i) warrants to purchase an aggregate of 843,460,000 Ordinary Shares (in the form of Depositary Shares) beneficially owned by Bigger Capital Fund, LP and (ii) (x) warrants to purchase an aggregate of 878,570,000 Ordinary Shares (in the form of Depositary Shares) and (y) 40,320,000 Ordinary Shares (in the form of Depositary Shares) beneficially owned by beneficially owned by District 2 Capital Fund LP. Bigger Capital Fund GP, LLC is the general partner of, and may be deemed to beneficially own the securities owned by, Bigger Capital Fund, LP. Each of (i) District 2 Capital LP, as the investment manager of District 2 Capital Fund LP, (ii) District 2 GP LLC, as the general partner of District 2 Capital Fund LP, and (iii) District 2 Holdings LLC, as the managing member of District 2 GP LLC, may be deemed to beneficially own securities owned by District 2 Capital Fund LP. Mr. Bigger is the managing member of Bigger Capital Fund GP, LLC and is the managing member of District 2 Holdings LLC and may be deemed to beneficially own the securities held by Bigger Capital Fund, LP and District 2 Capital Fund LP. The percentage in this table reflects that the reporting persons may not exercise the warrants to the extent such exercise would cause the reporting persons to beneficially own a number of Ordinary Shares that would exceed 9.99% of our then outstanding share capital following such exercise. The principal business address of the reporting person is 11700 West Charleston Blvd, #170-659, Las Vegas, NV 89135.

(2)	Based primarily on the Schedule 13G/A filed by Cavalry Fund I LP on September 30, 2024, and our information and belief. Consists of (i) warrants to purchase an aggregate of 1,579,290,000 Ordinary Shares (in the form of Depositary Shares) beneficially owned by Cavalry Investment Fund I, LP and (ii) warrants to purchase an aggregate of 90,560,000 Ordinary Shares (in the form of Depositary Shares) beneficially owned by Cavalry Investment Fund LP. Cavalry Fund I Management LLC, the investment manager of Cavalry Fund I LP and Cavalry Investment Fund LP, has voting and investment power over these securities. Thomas Walsh is the managing member of Cavalry Fund I Management LLC, which is the general partner of Cavalry Fund I LP and Cavalry Investment Fund LP. Thomas Walsh disclaims beneficial ownership over these securities. The percentage in this table reflects that the reporting persons may not exercise the warrants to the extent such exercise would cause the reporting persons to beneficially own a number of Ordinary Shares that would exceed 9.99% of our then outstanding share capital following such exercise. The principal business address of the reporting person is 82 E. Allendale Rd., Ste 5B, Saddle River, NJ 07458.
(3)	Shares owed by Ms. Merchant are Ordinary Shares subject to outstanding stock options which are exercisable at April 1, 2025 or will become exercisable within 60 days after such date.
(4)	Shares owed by Dr. Parker are Ordinary Shares subject to outstanding stock options which are exercisable at April 1, 2025 or will become exercisable within 60 days after such date.
(5)	Shares owned by Mr. Stamp are Ordinary Shares subject to outstanding stock options which are exercisable at April 1, 2025 or will become exercisable within 60 days after such date.
(6)	Shares owned by Dr. Turton include 9,000,000 Ordinary Shares subject to outstanding stock options which are exercisable at April 1, 2025 or will become exercisable within 60 days after such date.
(7)	Shares owed by Dr. de Vries are Ordinary Shares subject to outstanding stock options which are exercisable at April 1, 2025 or will become exercisable within 60 days after such date.
(8)	Shares owed by all directors and senior management as a group include 71,890,563 Ordinary Shares subject to outstanding stock options, which are exercisable at April 1, 2025 or will become exercisable within 60 days after such date.

As of April 1, 2025, approximately 0.002 % of our outstanding Ordinary Shares was held by registered shareholders with addresses in the United Kingdom, and we had 189 holders of record in the United Kingdom (in each case, excluding shares held by the custodian under our depositary agreement with JPMorgan Chase Bank, N.A.). As of April 1, 2025, JPMorgan Chase Bank, N.A., as depositary for the Depositary Shares, held 25,323,852,427 Ordinary Shares, representing 98.9% of the issued share capital held at that date. As of April 1, 2025, we had five holders of record with an address in the United States. The number of holders of record or registered holders in the United States or United Kingdom is not representative of the number of beneficial holders or of the residence of beneficial holders.

Based on our share register, we believe that we are not directly or indirectly controlled by another corporation or government, or by any other natural or legal persons. There are no arrangements that may result in a change of control. Our major shareholders do not have different voting rights than other holders of our Ordinary Shares.

To our knowledge, other than due to the expiration of unexercised warrants held by our shareholders or as otherwise disclosed elsewhere in this this annual report, there has been no significant change in the percentage ownership of our Ordinary Shares held by the principal shareholders listed above in the last three years.

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

Not Applicable

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

For more information, see “Information on the Group—B. Business Overview—Legal Proceedings.”

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

Other than the information set forth in this annual report, there have been no significant changes since December 31, 2024.

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

Certain United Kingdom Taxation Considerations

The following is a general summary of certain United Kingdom tax considerations relating to the ownership and disposal of our Ordinary Shares or Depositary Shares and does not address all possible tax consequences relating to an investment in our Ordinary Shares or Depositary Shares. It is based on United Kingdom tax law and generally published His Majesty’s Revenue & Customs, or HMRC, practice as of the date of this this annual report, both of which are subject to change, possibly with retrospective effect. A United Kingdom tax year runs from April 6th in any year to April 5th in the following year.

Save as provided otherwise, this summary applies only to a person who is the absolute beneficial owner of our Ordinary Shares or Depositary Shares and who is at all relevant times resident (and, in the case of an individual, domiciled) in the United Kingdom for tax purposes and who is not resident for tax purposes in any other jurisdiction and does not have a permanent establishment or fixed base in any other jurisdiction with which the holding of our Ordinary Shares or Depositary Shares is connected, or a U.K. Holder. A person who is not a U.K. Holder, including a person (a) who is not resident (or, even if resident, is not domiciled) in the United Kingdom for tax purposes, including an individual and company who trades in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which an Ordinary Share or Depositary Share is attributable, or (b) who is resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, is recommended to seek the advice of professional advisors in relation to their taxation obligations.

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

Taxation of Dividends

Withholding Tax.  The Company is not required to withhold United Kingdom tax when paying a dividend.

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

A dividend received by individual U.K. Holders will be subject to United Kingdom income tax. The rate of United Kingdom income tax that is chargeable on dividends received in either the tax year 2024/2025 or the tax year 2025/2026 by an individual U.K. Holder who is (i) an additional rate taxpayer is 39.35%, (ii) a higher rate taxpayer is 33.75%, and (iii) a basic rate taxpayer is 8.75%. An individual U.K. Holder may be entitled to a tax-free dividend allowance (in addition to their personal allowance) of £500 for the tax year 2024/2025 and/or for the tax year 2025/2026, being the amount of dividend income that the relevant individual can receive before United Kingdom income tax is payable. Dividends within the dividend allowance will still count towards the relevant individual's basic, higher or additional rate bands, however. An individual’s dividend income is treated as the top slice of their total income that is chargeable to United Kingdom income tax. Dividends which are covered by an individual’s personal income tax allowance do not count towards and are ignored for the dividend allowance.

Corporation Tax. A U.K. Holder within the charge to United Kingdom corporation tax may be entitled to exemption from United Kingdom corporation tax in respect of dividend payments in respect of an Ordinary Share. If the conditions for the exemption are not satisfied or such U.K. Holder elects for an otherwise exempt dividend to be taxable, United Kingdom corporation tax will be chargeable on the dividend. The main rate of corporation tax of 25% applies to companies with profits in excess of £250,000, with a lower rate of corporation tax of 19% applying to certain companies with profits of up to £50,000, and a marginal scaled rate between 19% and 25% applying to certain companies with profits between £50,000 and £250,000. The availability of these lower and marginal rates may be affected by the number of associated companies a company has and the thresholds may be proportionately reduced in respect of accounting periods of less than 12 months. If potential investors are in any doubt as to their position, they should consult their own professional advisers.

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

U.K. Holders. A disposal or deemed disposal of Ordinary Shares or Depositary Shares by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of United Kingdom capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of Ordinary Shares or Depositary Shares are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level at which the annual exempt amount for United Kingdom capital gains tax (the “annual exempt amount”) is set by the United Kingdom government for that tax year. The annual exempt amount for each of the 2024/2025 and 2025/2026 tax years is £3,000. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the relevant tax year exceeds the basic rate income tax band, any taxable capital gain accruing on a disposal of an Ordinary Share or a Depositary Shares on or after October 30, 2024 is taxed at the rate of 24%. Where a U.K. Holder’s total taxable income is within or less than the basic rate income tax band, any taxable capital gain accruing on a disposal of our Ordinary Shares or Depositary Shares on or after October 30, 2024 after may be taxed at the rate of 18% or the rate of 24% or at a combination of both rates.

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

Non-U.K. Holders. An individual holder who is not a U.K. Holder will not be liable to United Kingdom capital gains tax on capital gains realized on the disposal of Ordinary Shares or Depositary Shares unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the Ordinary Shares or Depositary Shares are attributable (assuming that the Company is not treated as deriving 75% or more of its gross asset value from interests in United Kingdom real estate). In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to United Kingdom capital gains tax on chargeable gains arising from a disposal of his or her Ordinary Shares or Depositary Shares.

A corporate holder of Ordinary Shares or Depositary Shares that is not a U.K. Holder will not be liable for United Kingdom corporation tax on chargeable gains realized on the disposal of Ordinary Shares or Depositary Shares unless it carries on a trade in the United Kingdom through a permanent establishment to which the Ordinary Shares or Depositary Shares are attributable (assuming that the Company is not treated as deriving 75% or more of its gross asset value from interests in United Kingdom real estate). In these circumstances, a disposal (or deemed disposal) of Ordinary Shares or Depositary Shares by such holder may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom corporation tax.

Inheritance Tax

If for the purposes of the Double Taxation Relief (Taxes on Estates of Deceased Persons and on Gifts) Treaty United States of America Order 1979 (SI 1979/1454) between the United States and the United Kingdom an individual holder is at the time of their death or a transfer made during their lifetime, domiciled in the United States (and not treated as domiciled in the United Kingdom) and is not a national of the United Kingdom, any Ordinary Shares or Depositary Shares beneficially owned by that holder should not generally be subject to United Kingdom inheritance tax, provided that any applicable United States federal gift or estate tax liability is paid, except where (i) the Ordinary Shares or Depositary Shares are part of the business property of a United Kingdom permanent establishment or pertains to a United Kingdom fixed base used for the performance of independent personal services; or (ii) the Ordinary Shares or Depositary Shares are comprised in a settlement unless, at the time the settlement was made, the settlor was domiciled in the United States and not a national of the United Kingdom (in which case no charge to United Kingdom inheritance tax should generally apply).

Stamp Duty and Stamp Duty Reserve Tax

The United Kingdom stamp duty treatment, or stamp duty, and United Kingdom stamp duty reserve tax, or SDRT, treatment of the issue and transfer of, and the agreement to transfer, an Ordinary Share outside a depositary receipt system or a clearance service is discussed in the paragraphs under “General” below. The stamp duty and SDRT treatment of such transactions in relation to such systems is discussed in the paragraphs under “Depositary Receipt Systems and Clearance Services” below.

General

An agreement to transfer an Ordinary Share will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser.

Subject to an exemption for certain low value transactions properly certified as being for consideration less than £1,000, an instrument transferring an Ordinary Share would be subject to stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). The purchaser is liable to HMRC for the payment of the stamp duty (if any). Under current HMRC guidance, no stamp duty should be payable on a written instrument transferring a Depositary Share or on a written agreement to transfer a Depositary Share, on the basis that the Depositary Share is not regarded as either “stock” or a “marketable security” for United Kingdom stamp duty purposes.

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

Depositary Receipt Systems and Clearance Services

Legislative changes with effect from January 1, 2024 have made clear that an issue of Ordinary Shares to a clearance service (such as, in our understanding, DTC) or a depositary receipt system will not attract a 1.5% stamp duty or SDRT charge. Similarly, transfers or agreements to transfer shares to (or to a nominee for) a clearance service or depositary receipt system should not attract a 1.5% stamp duty or SDRT charge provided the conditions to be treated as an exempt capital raising instrument or exempt listing instrument or as applicable an exempt capital-raising transfer or exempt listing transfer. If these conditions are not met in relation to such a transfer, a 1.5% charge may arise. Broadly speaking, these legislative changes put on a statutory footing, following the United Kingdom's exit from European Union, the position that previously applied in practice in light of case law of the Court of Justice of the European Union and United Kingdom tax tribunals and HMRC published practice.

It is our understanding that DTC has not to date made an election under section 97A(1) of the Finance Act of 1986 to elect for SDRT to be chargeable in respect of transfers within DTC. On that basis, paperless transfers within DTC should not attract a charge to SDRT.

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

Certain United States Taxation Considerations

The following is a summary of material United States federal income tax consequences of the ownership and disposition of Depositary Shares by United States holders (as defined below). This summary is for general information only and is not tax advice. Each investor should consult its tax advisor with respect to the tax consequences of the ownership and disposition of our securities.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, United States Treasury regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings, and judicial interpretations thereof, and the Convention Between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital Gains of 2001, as amended (referred to below as the United States-U.K. Treaty), all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect.

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

For a cash basis taxpayer, units of foreign currency received will generally be translated into United States dollars at the spot rate on the settlement date of the sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such sale. An accrual basis taxpayer may elect to apply the same rules applicable to cash basis taxpayers with respect to the sale of ADRs that are traded on an established securities market, provided that the election must be applied consistently from year to year and cannot be changed without the consent of the IRS. For an accrual method taxpayer who does not make such an election, units of foreign currency received will generally be translated into United States dollars at the spot rate on the trade date of the sale. Such an accrual basis taxpayer may recognize foreign currency exchange gain or loss based on currency fluctuations between the trade date and the settlement date of such sale. In general, any such gain or loss will be ordinary and will be treated as from sources within the United States for United States foreign tax credit purposes.

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

Information Reporting and Backup Withholding

United States holders may be subject to information reporting requirements and may be subject to backup withholding with respect to dividends on Depositary Shares and on the proceeds from the sale, exchange, or disposition of Depositary Shares, currently at a rate of 24%, unless the United States holder provides an accurate taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax and amounts withheld may be allowed as a credit against the United States holder’s United States federal income tax liability and may entitle the United States holder to a refund, provided that certain required information is timely furnished to the IRS.

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

Foreign Exchange Risk

Foreign exchange risk also arises when our individual entities enter into transactions denominated in a currency other than our functional currency. Our transactions outside the United Kingdom to Europe and the United States of America drive foreign exchange movements where suppliers invoice in currency other than British pounds sterling. We do retain some cash balances in US Dollars from our US Dollar denominated equity raises to reduce the foreign exchange exposure on US$ denominated suppliers related to our NASDAQ listing and US based clinical studies. To the extent other assets and/or consumables are purchased in foreign currencies, the requisite currency is purchased immediately upon invoice.

Interest Rate Risk

We do not hold any derivative instruments, or other financial instruments, that expose us to material interest rate risk.

Liquidity Risk

Liquidity risk arises from our management of working capital. It is the risk that we will encounter difficulty in meeting our financial obligations as they fall due.

It is our aim to settle balances as they become due.

Our future viability is dependent on its ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering our assets. Our failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

As noted herein, we believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, we consider it is appropriate to continue to adopt the going concern basis in preparing the financial information. Our consolidated financial information have therefore been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

We have prepared cash flow forecasts and considered the cash flow requirement for the next three years, including the period 12 months from the date of approval of the financial statements included in this this annual report. Our forecasts show that further financing will be required before the fourth quarter 2025 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. In January 2025, we entered into a $35.0 million ELOC with the Investor, whereby we may direct such investor from time to time to purchase Depositary Shares (subject to certain limitations) and receive proceeds from the sale thereof for a period of up to 36 months from the commencement date. However, there is no guarantee that we will be able to use the ELOC to the extent necessary to finance our operations

In our opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by us are likely to be dilutive. We continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Company. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful.

This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2024 with respect to this uncertainty. Should it become evident in the future that there are no realistic financing options available to us which are actionable before our cash resources run out then we will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realizable value and all liabilities would be accelerated to current liabilities.

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

The following additional fees, charges and expenses shall also be incurred by the American depositary receipt, or ADR, holders, the beneficial owners, by any party depositing or withdrawing Ordinary Shares or by any party surrendering Depositary Shares and/or to whom Depositary Shares are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the Depositary Shares or the deposited securities or a distribution of Depositary Shares), whichever is applicable:

•	a fee of up to U.S.$0.05 per Depositary Share held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the Second Amended and Restated Deposit Agreement with the Depositary, or the Deposit Agreement;

•	an aggregate fee of up to US$0.05 per Depositary Share per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	an amount for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian, as well as charges and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the Ordinary Shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee of up to $0.05 per Depositary Share held for the direct or indirect distribution of securities (other than Depositary Shares or rights to purchase additional Depositary Shares) or the net cash proceeds from the public or private sale of such securities, regardless of whether any such distribution and/or sale is made by, for, or received from, or (in each case) on behalf of, the depositary, us and/or any third party (which fee may be assessed against ADR holders as of a record date set by the depositary);

•	stock transfer or other taxes and other governmental charges;

•	a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication) as disclosed on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, "ADR.com") and any applicable delivery expenses (which are payable by such persons or ADR holders);

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the Deposit Agreement.

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

Based upon our evaluation of our disclosure controls and procedures as of December 31, 2024, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.

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

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2024 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013.

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm we are a non-accelerated filer.

D.	Changes in Internal Control Over Financing Reporting

We regularly review our system of internal control over financial reporting to ensure we maintain an effective internal control environment. Other than the changes discussed herein, there were no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2024 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a Code of Ethics and Business Conduct, or Code of Ethics, which is applicable to all of our employees, officers and directors and is available on our website at http://www.biodexapharma.com/investors/corporate-governance. The Code of Ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of the Group or gives the appearance of a conflict. Our directors and officers have an obligation under the Code of Ethics to advance our interests when the opportunity to do so arises. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website. Information contained on, or that can be accessed through, our website is not incorporated by reference into this document, and you should not consider information on the website to be part of this document.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

PJF Littlejohn LLP acted as our independent registered public accounting firm for the fiscal year ended December 31, 2024. Forvis Mazars LLP (then called Mazars LLP) acted as our independent registered public accounting firm for the fiscal year ended December 31, 2023 and until October 31, 2024, when they resigned. The following table sets forth by category of service the total fees for services provided to us by our independent registered public accounting firms during the fiscal years ended December 31, 2024 and 2023.

	2024	2023 (1)
	(£ in thousands)
Audit Fees (2)	171	185
Audit-Related Fees(3)	110	131
Tax Fees(4)	-	-
All Other Fees(5)	-	-
Total	281	316

______________

(1)	All fees for the fiscal year ended December 31, 2023 were paid to Forvis Mazars LLP (then called Mazars LLP).

(2)	Audit fees consist of the aggregate fees billed in connection with the audit and United Kingdom statutory audit of our annual consolidated financial statements included in this annual report, the issuance of comfort letters, interim reviews of our half-yearly financial information and other services related to SEC filings. For the fiscal year ended December 31, 2024, audit fees included £131,000 in respect of fees paid to Forvis Mazars LLP (then called Mazars LLP), with the balance relating to PJF Littlejohn LLP.

(3)	Audit-related fees are fees for services that are traditionally performed by the independent accountants, including consultations concerning financial accounting and reporting, and employee benefit plan audits, and due diligence on mergers or acquisitions.

(4)	Represents the aggregate fees billed for tax compliance, tax advice and tax consulting services.

(5)	Represents the aggregate fees billed for all products and services provided that are not included under “audit fees”, “audit related fees” or “tax fees,” including, but not limited to, fees billed for services relating to mergers and acquisitions.

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS.

The information required by this Item 16F was previously reported in our Report on Form 6-K filed with the SEC on November 1, 2024, which is incorporated herein by reference.

ITEM 16G. CORPORATE GOVERNANCE.

Companies with securities listed on NASDAQ are required to comply with United States federal securities laws, including the Sarbanes-Oxley Act of 2002, as well as certain NASDAQ rules and corporate governance requirements. As a foreign private issuer, however, we are entitled to follow our home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to United States federal securities laws. The United Kingdom laws and practices followed by the Company in lieu of NASDAQ rules are described below:

•	We do not follow NASDAQ’s requirement that the Board of Directors be comprised of a majority of Independent Directors, as defined under Rule 5605(a)(2). In accordance with United Kingdom law and practice, we do not require a majority of our Board of Directors to be considered independent.

•	We do not follow NASDAQ’s requirements applicable to independent director oversight of director nominations, which require that director nominees either be selected or recommended by independent directors. In accordance with United Kingdom law and practice, our directors are nominated by the Nominations Committee, which is comprised of all of the directors of the Company.

•	We do not follow NASDAQ’s requirement that the compensation committee be comprised of Independent Directors, as defined under Rule 5605(a)(2).

•	We do not require that the compensation committee consider the specific factors affecting consultant independence that are set forth in NASDAQ Rule 5605(d)(3)(D). Our compensation committee may engage independent compensation consultants at its discretion.

•	We do not follow NASDAQ’s requirements that non-executive directors meet on a regular basis without management present. Our Board of Directors may choose to meet in executive session at their discretion.

•	We do not follow NASDAQ’s quorum requirements for stockholder meetings. In accordance with United Kingdom law and practice, our Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•	We do not follow NASDAQ’s requirements to seek shareholder approval for the implementation of certain equity compensation plans and issuances of Ordinary Shares. In accordance United Kingdom law and practice, we are not required to seek shareholder approval in such circumstances, except to the extent that members of our Board of Directors are to receive such awards.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICY.

We have adopted a written insider trading policy governing the purchase, sale, and other disposition of our securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

A copy of the insider trading policy is included as an exhibit to this annual report.

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

We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading “ We are subject to cybersecurity risks, including the misappropriation or compromise of our information, our information technology systems, and other cybersecurity incidents that may result in operational or service disruption, harm to our reputation, litigation, fines, penalties and liabilities, and the incurrence of costs in an effort to minimize those risks ,” in Item 3D--Risk Factors ” which disclosures are incorporated by reference herein.

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

The financial statements of the Company included in this annual report do not constitute statutory financial statements within the meaning of the United Kingdom Companies Act 2006. The Company’s statutory financial statements for the year ended December 31, 2024 has been reported on by PKF Littlejohn LLP, independent auditors, and for the years ended December 31, 2023 and 2022 have been reported on by Forvis Mazars LLP (then called Mazars LLP), independent auditors, under applicable law and the International Standards on Auditing (United Kingdom). The Independent Auditors’ Report of PKF Littlejohn LLP on the statutory financial statements for the year ended December 31, 2024 included an emphasis of matter regarding material uncertainty over going concern. The Independent Auditors’ Report of Forvis Mazars LLP (then called Mazars LLP) on the statutory financial statements for the years ended December 31, 2023 and 2022 included an emphasis of matter regarding material uncertainty over going concern.

ITEM 19. EXHIBITS.

Exhibit Number	Title

3.1	Articles of Association of Biodexa Pharmaceuticals PLC, adopted on November 22, 2024 (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K, filed with the SEC on December 27, 2024).

2.1*	Description of Securities Registered Under Section 12 of the Exchange Act.

2.2	Specimen certificate representing ordinary shares of Biodexa Pharmaceuticals Plc (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-272693), filed with the SEC on June 16, 2023).

2.3	Form of Second Amended and Restated Deposit Agreement by and among Biodexa Pharmaceuticals PLC, JPMorgan Chase Bank, N.A., as depositary, and all owners and holders from time to time of American Depositary Shares thereunder (incorporated by reference to Exhibit (a) to the Company’s Registration Statement on Form F-6 (File No. 333-275909), filed with the SEC on December 6, 2023).

2.4	Form of JPMorgan Chase Bank, N.A. American Depositary Receipt (included in Exhibit 4.5 as Exhibit A thereto).

2.5	Form of Warrant issued on October 25, 2019 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on October 24, 2019).

2.6	Form of Warrant issued on May 20, 2020 (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on May 20, 2020).

2.7	Form of Placement Agent Warrant issued on May 20, 2020 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on May 20, 2020).

2.8	Form of Warrant Instrument issued on May 22, 2020 (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on May 20, 2020).

2.9	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Report on Form 6-K, filed with the SEC on February 9, 2023).

2.10	Form of Series D Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on May 24, 2023).

2.11	Form of May 2023 Placement Agent Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on May 24, 2023).

2.12	Form of Series E Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on December 21, 2023).

2.13	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on December 21, 2023).

2.14	Form of December 2023 Underwriter Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on December 21, 2023).

2.15	Form of Series G Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on May 28, 2024).

2.16	Form of Series H Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on May 28, 2024).

2.17	Form of Warrant Agent Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on May 28, 2024).

2.18	Form of Series J Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on July 19, 2024).

2.19	Form of Series K Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on July 19, 2024).

2.20	Form of July 2024 Placement Agent Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on July 19, 2024).

2.21	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Report on Form 6-K, filed with the SEC on July 19, 2024).

4.1#	Biodexa PLC Enterprise Management Incentive and Unapproved Share Option Scheme (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 19, 2024).

4.2#	Form of Option Agreement (included in Exhibit 10.1).

4.3#	Form of Appointment Letter between Midatech Pharma PLC and certain directors of Midatech Pharma PLC (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.4#	Deed of Indemnity dated August 5, 2015 (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.5†#	Service Agreement dated as of September 9, 2019, by and between Midatech Pharma PLC and Stephen Stamp (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on September 19, 2019).

4.6#	Terms of Appointment as Director, dated June 20, 2022, by and between Midatech Pharma PLC and Stephen Barry Parker (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on June 21, 2022).

4.7	Assignment and Exchange Agreement, dated as of November 22, 2023, by and among Biodexa Pharmaceuticals PLC, Adhera Therapeutics, Inc. and the Secured Noteholders (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on November 27, 2023).

4.8†	License Agreement, dated November 22, 2023, by and among Biodexa Pharmaceuticals PLC and Melior Pharmaceuticals I, Inc. (incorporated by reference to Exhibit 10.4 of the Company’s Report on Form 6-K, filed with the SEC on November 27, 2023).

4.9	Form of Registration Rights Agreement by and between Biodexa Pharmaceuticals PLC and the Secured Noteholders (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K, filed with the SEC on November 27, 2023).

4.10	Form of Registration Rights Agreement by and between Biodexa Pharmaceuticals PLC, Melior Pharmaceuticals, Inc. and Bukwang Pharmaceutical Co. Ltd. (incorporated by reference to Exhibit 10.5 of the Company’s Report on Form 6-K, filed with the SEC on November 27, 2023).

4.11†	License and Collaboration Agreement, dated as of April 25, 2024, by and between Rapamycin Holdings, Inc. (dba Emtora Biosciences) and Biodexa Pharmaceuticals PLC (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on April 26, 2024).

4.12	Form of Warrant Letter Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on May 22, 2024).

4.13	Form of Securities Purchase Agreement, dated July 18, 2024, by and between Biodexa Pharmaceuticals PLC and the investors identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on July 19, 2024).

4.14	Placement Agency Agreement, dated July 18, 2024, by and between Biodexa Pharmaceuticals PLC and Ladenburg Thalmann & Co. Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K, filed with the SEC on July 19, 2024).

4.15*	Promissory Note issued to C/M Capital Master Fund, LP, dated as of December 20, 2024

4.16	Securities Purchase Agreement, dated January 15, 2025, by and between C/M Capital Master Fund, LP, and Biodexa Pharmaceuticals PLC (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the SEC on January 17, 2025).

4.17	Registration Rights Agreement, dated January 15, 2025, by and between C/M Capital Master Fund, LP, and Biodexa Pharmaceuticals PLC (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K, filed with the SEC on January 17, 2025).

8.1*	Subsidiaries of Biodexa Pharmaceuticals PLC.

11.1*	Insider Trading Policy.

12.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PKF Littlejohn LLP, independent registered public accounting firm.

15.2*	Consent of Forvis Mazars LLP, independent registered public accounting firm.

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 19, 2024.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Documents

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within Inline XBRL document)

___________

* Filed herewith.

** Furnished herewith.

#	Management contract or compensatory plan or arrangement.
†	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to Biodexa Pharmaceuticals PLC if publicly disclosed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIODEXA PHARMACEUTICALS PLC

By:	/s/ Stephen Stamp
Name:	Stephen Stamp
Title:	Chief Executive Officer and Chief Financial Officer

Date: April 11, 2025

BIODEXA PHARMACEUTICALS PLC

125

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Biodexa Pharmaceuticals plc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Biodexa Pharmaceuticals plc and its subsidiaries (the “Group”) as of December 31, 2024 and the related consolidated statement of comprehensive income, changes in equity and cash flows for the year ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and the results of its operations and its cash flows for the year ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Group is pre-revenue and its business model requires significant ongoing expenditure on research and development that include the costs to develop its portfolio, together with working capital requirements. The Group’s future viability is dependent on its ability to secure additional financing before Q4 2025. A number of available financing options are currently being evaluated in addition to the existing Equity Line of Credit facility, and there is no guarantee the Group will be able to use the facility to the extent necessary to finance its operations as currently planned. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical audit matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: 1) relate to accounts or disclosures that are material to the financial statements and 2) involved especially challenging, subjective, or complex judgements. We determined that there were no critical audit matters.

We have served as the Group’s auditor since 31 October 2024.

PKF Littlejohn LLP

London, England

Date:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Biodexa Pharmaceuticals plc (formerly known as Midatech Pharma plc)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Biodexa Pharmaceuticals plc (formerly known as Midatech Pharma plc) and its subsidiaries (the “Group”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2023, including the related notes (collectively, the “Consolidated Financial Statements”). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the year in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We have served as the Group’s auditor from 2020 until October 24, 2024.

/s/ Mazars LLP

Mazars LLP

London, England

April 18, 2024

F-4

Biodexa Pharmaceuticals PLC

Annual Report 2024

Biodexa Pharmaceuticals PLC

Annual Report 2024

Consolidated StatementS of Comprehensive Income

For the year ended 31 December

	Note	2024 £’000	2023 £’000	2022 £’000
Revenue	3	–	381	699
Other income		31	14	22
Research and development costs		(5,437)	(4,067)	(5,111)
Administrative costs		(3,793)	(4,342)	(4,542)
Loss from operations	4	(9,199)	(8,014)	(8,932)
Finance income	6	3,385	570	497
Finance expense	6	(165)	(41)	(53)
Loss before tax		(5,979)	(7,485)	(8,488)
Taxation	7	250	406	832
Loss for the year attributable to the owners of the parent		(5,729)	(7,079)	(7,656)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Total other comprehensive income net of tax		–	–	–
Total comprehensive loss attributable to the owners of the parent		(5,729)	(7,079)	(7,656)
Loss per share
Continuing operations
Basic and diluted loss per ordinary share	8	(0.001)	(0.02)	(1.55)

The notes form an integral part of these consolidated financial statements.

Biodexa Pharmaceuticals PLC

Annual Report 2024

Consolidated statementS of financial position

At 31 December

Company number 09216368	Note	2024 £’000	2023 £’000	2022 £’000
Assets
Non-current assets
Property, plant and equipment	9	324	571	831
Intangible assets	11	5,646	2,941	6
Total Non-Current Assets		5,970	3,512	837
Current assets
Trade and other receivables	13	6,568	637	1,006
Current taxation receivable		573	422	846
Cash and cash equivalents	14	1,669	5,971	2,836
Total Current Assets		8,810	7,030	4,688
Total assets		14,780	10,542	5,525
Liabilities
Non-current liabilities
Deferred consideration	16	1,306	–	–
Borrowings	17	118	295	463
Total Non-Current Liabilities		1,424	295	463
Current liabilities
Trade and other payables	15	3,504	1,240	1,447
Deferred consideration	16	538	–	–
Borrowings	17	609	169	161
Provisions	18	–	–	207
Derivative financial liability	19	383	4,160	85
Total Current liabilities		5,034	5,569	1,900
Total liabilities		6,458	5,864	2,363

Biodexa Pharmaceuticals PLC

Annual Report 2024

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION(continued)

At 31 December

	Note	2024 £’000	2023 £’000	2022 £’000
Issued capital and reserves attributable to owners of the parent
Share capital	22	11,725	6,253	1,108
Share premium	23	93,124	86,732	83,667
Merger reserve	23	53,003	53,003	53,003
Warrant reserve	23	894	3,457	720
Accumulated deficit	23	(150,424)	(144,767)	(135,336)
Total equity		8,322	4,678	3,162
Total equity and liabilities		14,780	10,542	5,525

The notes form an integral part of these consolidated financial statements.

Biodexa Pharmaceuticals PLC

Annual Report 2024

Consolidated statements of cash flows

For the year ended 31 December

	Note	2024 £’000	2023 £’000	2022 £’000
Cash flows from operating activities
Loss for the year		(5,729)	(7,079)	(7,656)
Adjustments for:
Depreciation of property, plant and equipment	9	117	143	174
Depreciation of right of use asset	9	135	137	166
Amortisation of intangible fixed assets	11	2	3	3
Loss/(Profit) on disposal of property, plant and equipment		4	2	14
Impairment of loan	4	–	79	207
Finance income	6	(3,385)	(570)	(497)
Finance expense	6	165	41	53
Share-based payment charge	4	283	28	123
Taxation	7	(250)	(406)	(832)
Foreign exchange losses/(gains)		4	–	(1)
Cash flows from operating activities before changes in working capital		(8,654)	(7,622)	(8,246)
Decrease/(Increase) in trade and other receivables		(5,975)	365	7
(Decrease)/Increase in trade and other payables		2,239	(207)	356
(Decrease)/Increase in provisions		–	(207)	157
Cash used in operations		(12,390)	(7,671)	(7,726)
Taxes received		129	845	678
Net cash used in operating activities		(12,261)	(6,826)	(7,048)

Biodexa Pharmaceuticals PLC

Annual Report 2024

Consolidated statements of cash flows(continued)

For the year ended 31 December

	Note	2024 £’000	2023 £’000	2022 £’000
Investing activities
Purchases of property, plant and equipment	9	(9)	(26)	(62)
Proceeds from disposal of fixed assets		–	4	20
Purchase of intangible asset	11	(765)	(237)	–
Loan granted	4	–	(79)	(207)
Interest received		176	73	29
Net cash (used in)/generated from investing activities		(598)	(265)	(220)
Financing activities
Interest paid		–	(13)	(18)
Amounts paid on lease liabilities		(186)	(188)	(178)
Proceeds from promissory note		431	–	–
Share issues including warrants, net of costs	14	8,312	10,427	243
Net cash generated from financing activities		8,557	10,226	47
Net increase/(decrease) in cash and cash equivalents		(4,302)	3,135	(7,221)
Cash and cash equivalents at beginning of year		5,971	2,836	10,057
Exchange (losses)/gains on cash and cash equivalents		–	–	–
Cash and cash equivalents at end of year	14	1,669	5,971	2,836

The notes form an integral part of these consolidated financial statements.

Biodexa Pharmaceuticals PLC

Annual Report 2024

Consolidated statements of changes in equity

For the year ended 31 December

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2024		6,253	86,732	53,003	3,457	(144,767)	4,678
Loss for the year		–	–	–	–	(5,729)	(5,729)
Total comprehensive loss		–	–	–	–	(5,729)	(5,729)
Transactions with owners
Shares issued on 22 May 2024	14,22	1,614	5,048	–	–	–	6,662
Costs associated with share issue on 22 May 2024	14,22	–	(487)	–	–	–	(487)
Shares issued on 22 July2024	14,22	2,105	79	–	2	–	2,186
Costs associated with share issue on 22 July 2024	14,22	–	(55)	–	–	(297)	(352)
Exercise of warrants during the year	14,22	1,602	1,739	–	(2,565)	–	776
Issue of shares to purchase intangible asset	11	151	68	–	–	–	219
Share-based payment charge		–	–	–	–	369	369
Total contribution by and distributions to owners		5,472	6,392	–	(2,563)	72	9,373
At 31 December 2024		11,725	93,124	53,003	894	(150,424)	8,322

Biodexa Pharmaceuticals PLC

Annual Report 2024

Consolidated statements of changes in equity(cONTINUED)

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2023		1,108	83,667	53,003	720	(135,336)	3,162
Loss for the year		–	–	–	–	(7,079)	(7,079)
Total comprehensive loss		–	–	–	–	(7,079)	(7,079)
Transactions with owners
Exercise of warrants on 22 March 2022	14,22	–	–	–	–	–	–
Shares issued on 15 February 2023	14,22	1,956	3,013	–	–	–	4,969
Costs associated with share issue on 15 February 2023	14,22	–	(903)	–	–	–	(903)
Shares issued on 26 May 2023	14,22	2,380	–	–	–	(355)	2,025
Costs associated with share issue on 26 May 2023	14,22	–	–	–	–	(527)	(527)
Shares issued on 21 December 2023	14,22	485	–	–	1,315	(1,273)	527
Costs associated with share issue on 21 December 2023	14,22	–	–	–	–	(441)	(441)
Issue of shares to purchase intangible asset	11	324	955	–	1,422	–	2,701
Share-based payment charge		–	–	–	–	244	244
Total contribution by and distributions to owners		5,145	3,065	–	2,737	(2,352)	8,595
At 31 December 2023		6,253	86,732	53,003	3,457	(144,767)	4,678

Biodexa Pharmaceuticals PLC

Annual Report 2024

Consolidated statements of changes in equity(cONTINUED)

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2022		1,098	83,434	53,003	720	(127,803)	10,452
Loss for the year		–	–	–	–	(7,656)	(7,656)
Total comprehensive loss		–	–	–	–	(7,656)	(7,656)
Transactions with owners
Exercise of warrants on 22 March 2022	14,22	–	–	–	–	–	–
Shares issued on 19 December 2022	14,22	10	311	–	–	–	321
Costs associated with share issue on 19 December 2022	14,22	–	(78)	–	–	–	(78)
Share-based payment charge		–	–	–	–	123	123
Total contribution by and distributions to owners		10	233	–	–	123	366
At 31 December 2022		1,108	83,667	53,003	720	(135,336)	3,162

Biodexa Pharmaceuticals PLC

Annual Report 2024

Notes forming part of the financial statements

For the years ended 31 December 2024, 2023 and 2022

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

The financial statements were approved and authorised for issue by the Board of Directors on 10 April 2025.

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

The consolidated financial statements have been prepared on a historical cost basis, except for the following item (refer to individual accounting policies for details):

•	Certain financial instruments – fair value through profit or loss.

Adoption of new and revised standards

New standards, interpretations and amendments effective from 1 January 2024

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2024 and deemed none were applicable to the annual financial statements for the year ended 31 December 2024.

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the group has decided not to adopt early.

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2025 and 1 January 2026 and deemed none have a material impact on the group.

Biodexa Pharmaceuticals PLC

Annual Report 2024

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

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Biodexa Pharmaceuticals PLC	Ultimate holding company
Biodexa Australia PTY Limited	Trading company
Biodexa Limited	Trading company
Biodexa Pharmaceuticals (Wales) Limited	Trading company
Haaland UK Limited	Dormant – incorporated October 2022
PharMida AG	Dormant

Going concern – material uncertainty

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2024, the Group incurred a consolidated loss for the year of £5.73 million and negative cash flows from operations of £12.26 million. As of 31 December 2024, the Group had an accumulated deficit of £150.42 million.

Our future viability is dependent on our ability to raise cash from financing activities to finance its development plans until milestones and/or royalties can be secured from partnering the Company’s assets. Our failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

We believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, we it is appropriate to continue to adopt the going concern basis in preparing these financial statements. The Group's consolidated financial statements have therefore been presented on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business.

As at 31 December 2024, the we had cash and cash equivalents of £1.67 million. We have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before Q4 2025 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. Pursuant to its $35 million Equity Line of Credit, or ELOC, as described in the Finance Review, the Company may direct C/M to purchase ADSs (subject to certain limitations) and receive proceeds in accordance with a formula price for up to 36 months from the Commencement Date. There is no guarantee that the Company will be able to use the ELOC to the extent necessary to finance the Company’s operations.

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

Biodexa Pharmaceuticals PLC

Annual Report 2024

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

Accounting for rRapa and CPRIT grant

On 25 April 2024 the Company entered into a License and Collaboration Agreement (LCA) with Rapamycin Holdings, Inc. (d/b/a Emtora Biosciences). The LCA entered into with Emtora meets the definition of a Joint Arrangement under IFRS 11, specifically related to the FAP program.

A jointly controlled escrow account was established on completion of the LCA. All FAP program transactions are processed through the escrow account, including the Company’s deposits of matching funds, as set out in the agreement, the receipt of grant funding from CPRIT and the payment of eligible R&D expenses. Although the CPRIT grant and R&D supplier contracts are with Emtora, the joint arrangement nature of the LCA results in Emtora being deemed to be acting as the Company’s agent. Accordingly, the Company recognises 100% of the grant and 100% of the R&D expenditure. The CPRIT grant recognised is on a 1 for 2 match over the period of the grant, but can vary between periods. In accordance with the Company’s accounting policy, the grant, as it is the re-imbursement of directly related costs, is credited to R&D costs in the same period in the Statements of Comprehensive Income. The escrow account is recognised within prepayments, CPRIT grant received in advance is recognised within deferred revenue and any grant not yet received is recognised in accrued income.

In 2024 the Company recognised R&D costs of £1.24 million on the FAP project, this was made up of expenditure of £2.45 million netted against CPRIT grant income of £1.21 million.

The balances as at 31 December 2024 were as follows in relation to the FAP project:

Prepayments	6.11 million
Deferred revenue	£1.47 million

Biodexa Pharmaceuticals PLC

Annual Report 2024

1       Accounting policies (continued)

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

Biodexa Pharmaceuticals PLC

Annual Report 2024

1       Accounting policies (continued)

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

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The Group at 31 December 2024 had two cash generating units(2023: one, 2022: one) as disclosed in note 11. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

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

Biodexa Pharmaceuticals PLC

Annual Report 2024

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

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has three classes of share in existence:

•	ordinary shares of £0.00005 each are classified as equity instruments;

•	‘A’ deferred shares of £1 each are classified as equity instruments;

•	‘B’ deferred shares of £0.001 each are classified as equity instruments;

•	‘C’ deferred shares of £0.00005 each are classified as equity instruments.

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

Share-based payments

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from Directors and employees as consideration for equity instruments (options) of the Group. The fair value of the Directors and employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

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

Biodexa Pharmaceuticals PLC

Annual Report 2024

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

Nature of leasing activities (in the capacity as lessee)

As at 31 December 2024 the Group had one property lease in place in the UK.

Biodexa Pharmaceuticals PLC

Annual Report 2024

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

Deferred taxation

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the consolidated statement of financial position differs from its tax base, except for differences arising on:

•	the initial recognition of goodwill;

•	the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit or loss; and

•	investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

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

Biodexa Pharmaceuticals PLC

Annual Report 2024

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

The carrying value of intangibles not yet ready for use was £5.6 million (2023: £2.9 million; 2022: £Nil) as at 31 December 2023 (note 11).

Management apply a further 20% sensitivity to the probability of success, this resulted in the following change in the fair value of the asset:

	% change in fair value
	2024 £’000	2023 £’000	2022 £’000
MTX228 tolimidone acquired IPRD*	41%	18%	n/a_
MTX230 eRapa acquired IPRD*	19%	n/a	n/a

Share-based payments

The Group accounts for share-based payment transactions for Directors and employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of Director and employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

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

Biodexa Pharmaceuticals PLC

Annual Report 2024

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

The assumptions used for estimating fair value for warrants transactions as disclosed in note 19 to our consolidated financial statements and are estimated as follows:

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

In 2024, there were approximately £79.7 million of gross unutilised tax losses carried forward (2023: £73.4 million; 2023: £71.1 million). No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods. The losses do not have an expiry date.

Going Concern – material uncertainty

The director’s considerations and judgement on going concern are set out in note 1.

Biodexa Pharmaceuticals PLC

Annual Report 2024

3       Revenue

Revenue from contracts with customers

Geographical analysis of revenue by destination of customer

	2024 £’000	2023 £’000	2022 £’000
Revenue:
Belgium	–	381	699
	–	381	699

All revenue came from the sale of services in 2023 and 2022. It is derived entirely from the Group’s R&D collaboration agreements. It is recognised over the contract term proportionate to the progress in overall satisfaction of the performance obligations.

	Contractual Assets			Contractual Liabilities

	2024 £’000	2023 £’000	2022 £’000	2024 £’000	2023 £’000	2022 £’000
At 1 January	–	–	–	–	(197)	–
Transfers in the period from contract assets to trade receivables	–	–	–	–	–	–
Amounts included in contract liabilities that was recognised as revenue during the period	–	–	–	–	197	–
Excess of revenue recognised over cash	47	–	–	–	–	–
Cash received in advance of performance and not recognised as revenue during the period	–	–	–	(1,468)	–	(197)
At 31 December	47	–	–	(1,468)	–	(197)

The Group’s R&D collaboration agreements are the delivery of services within the next 12 months for which the practical expedient in paragraph 121 (a) of IFRS15 applies.

In 2024, no revenue from customers (2023: 1 customer; 2022: 1 customer).

	2024 £’000	2023 £’000	2022 £’000
Customer A	n/a	100%	100%

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

Biodexa Pharmaceuticals PLC

Annual Report 2024

4       Loss from operations

	Note	2024 £’000	2023 £’000	2022 £’000
Loss from operations is stated after charging/(crediting):
Depreciation of property, plant and equipment
- Research and development costs	9	110	135	162
- Administrative costs	9	7	8	12
Depreciation of right of use asset
- Research and development costs	9	99	113	151
- Administrative costs	9	36	24	15
Amortisation of intangible assets – software
- Research and development costs	11	1	3	3
- Administrative costs	11	1	–	–
Impairment of financial asset(1)	13	–	79	207
Provision against future loss on loan agreement	18	–	–	207
Fees payable to the Company’s auditor for the audit of the parent Company financial statements		90	127	106
Fees payable to the Company’s auditor for the audits of the subsidiary financial statements		60	58	44
Fees payable to the Company’s auditor for:
- Audit related services		–	131	70
Fees payable to the Company’s previous auditor for:
- Audit		21	–	–
- Audit related services		110	32	67
Foreign exchange (gain)/loss		(93)	164	9
Loss on disposal of property, plant and equipment		4	2	14
Equity settled share-based payment – employee schemes		283	28	123

Biodexa Pharmaceuticals PLC

Annual Report 2024

5       Staff costs

Staff costs (including Directors) comprise:

	2024 £’000	2023 £’000	2022 £’000
Wages and salaries	1,597	1,708	2,033
Defined contribution pension cost (note 24)	67	86	98
Social security contributions and similar taxes	201	233	269
Share-based payment charge	283	28	123
Staff costs gross	2,148	2,055	2,523

Employee numbers

The average number of staff employed by the Group during the financial year amounted to:

	2024	2023	2022
Research and development	8	16	22
General and administration	5	5	5
	13	21	27

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the Directors of the Company including the Chief Executive Officer and Chief Scientific Officer.

	2024 £’000	2023 £’000	2022 £’000
Short term employee benefits	782	677	668
Post-employment benefits	11	21	21
Termination benefits	30	–	–
Share-based payment	201	22	53
Management Personnal Compensation	1,024	720	742

During the year no Directors (2023:0; 2022: 0) participated in a defined contribution pension scheme. Pension contributions in the above note include those of the Chief Scientific Officer.

Emoluments disclosed above include the following amounts in respect of the highest paid Director.

	2024 £’000	2023 £’000	2022 £’000
Short term employee benefits	287	252	238
Post-employment benefits	–	–	–
Management Personnal Compensation	287	252	238

None of the Directors have exercised share options during the year (2023: nil, 2022: nil).

Biodexa Pharmaceuticals PLC

Annual Report 2024

6       Finance income and expense

	2024 £’000	2023 £’000	2022 £’000
Finance income
Interest received on bank deposits	166	73	29
Other interest receivable	1	10	–
Gain on equity settled derivative financial liability	3,218	487	468
Total finance income	3,385	570	497

	2024 £’000	2023 £’000	2022 £’000
Finance expense
Interest expense on lease liabilities	19	28	43
Interest expense on deferred consideration	144	–	–
Other loans	2	13	10
Total finance expense	165	41	53

The gain on the equity settled derivative financial liability in 2024, 2023 and 2022 arose as a result of the movement in share price (note 19).

Biodexa Pharmaceuticals PLC

Annual Report 2024

7        Taxation

	2024 £’000	2023 £’000	2022 £’000
Current tax credit
Current tax credited to the income statement	241	407	825
Adjustment in respect of prior year	9	(1)	7
Current tax credit	250	406	832
Deferred tax credit
Reversal of temporary differences	–	–	–
Total tax credit	250	406	832

The reasons for the difference between the actual tax credit for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2024 £’000	2023 £’000	2022 £’000
Loss before tax	(5,979)	(7,485)	(8,488)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 25% (2023: 25.52%; 2022: 19%)	(1,495)	(1,764)	(1,613)
Expenses not deductible for tax purposes	1,069	408	392
Income not taxable	(809)	(5)	(4)
Adjustment in respect of prior period	(9)	1	(7)
Effect of R&D relief	100	26	(357)
Deferred tax not recognised	894	928	757
Total tax credited to the income statement	(250)	(406)	(832)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

Biodexa Pharmaceuticals PLC

Annual Report 2024

8       Loss per share

	2024 £’000	2023 £’000	2022 £’000
Numerator
Loss used in basic EPS and diluted EPS:
Continuing operations	(5,729)	(7,079)	(7,656)
Denominator
Weighted average number of ordinary shares used in basic EPS:	4,952,784,179	315,849,600	4,941,793
Basic and diluted loss per share:
Continuing operations	(0.001)	(0.02)	(1.55)

At a General Meeting on 22 November 2024, shareholders approved the subdivision and redesignation of the Company’s Issued Ordinary Shares of £0.001 each into to one Ordinary Share of £0.00005 each and 19 ‘C’ Deferred Shares of £0.00005 each. The ‘B’ Deferred Shares have limited rights and are effectively valueless. The share sub-division and redesignation did not impact the calculation of the denominator as the number of Issued Ordinary Shares did not change.

During the year the Company issued warrants that were accounted through the Warrant Reserve as detailed in note 22.

The Company has considered the guidance set out in IAS 33 in calculating the denominator in connection with the issuance of Pre-Funded warrants and abeyance shares as disclosed in note 22. Management have recognised the warrants from the date of grant rather than the date of issue of the corresponding Ordinary Shares when calculating the denominator.

The Group has made a loss in the current and previous periods presented, and therefore the options and warrants are anti-dilutive. As a result, diluted loss per share is presented on the same basis as basic loss per share.

Biodexa Pharmaceuticals PLC

Annual Report 2024

9       Property, plant and equipment

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Cost
At 1 January 2022	60	53	242	1,563	875	2,793
Additions	3	–	14	45	–	62
Transfer to intangibles	–	–	(122)	–	–	(122)
Disposal	–	–	(46)	(174)	(51)	(271)
At 31 December 2022	63	53	88	1,434	824	2,462
Additions	–	–	–	26	–	26
Transfers	–	–	–	103	(103)	–
Disposal	–	–	(38)	(152)	–	(190)
At 31 December 2023	63	53	50	1,411	721	2,298
Additions	–	–	–	9	–	9
Disposals	–	–	(25)	(740)	–	(765)
At 31 December 2024	63	53	25	680	721	1,542

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Accumulated depreciation
At 1 January 2022	7	4	213	1,205	212	1,641
Transfer to intangibles	–	–	(113)	–	–	(113)
Charge for the year	12	11	12	139	166	340
Disposal	–	–	(41)	(155)	(41)	(237)
At 31 December 2022	19	15	71	1,189	337	1,631
Transfers	–	–	–	103	(103)	–
Charge for the year	12	11	7	113	137	280
Disposal	–	–	(38)	(146)	–	(184)
At 31 December 2023	31	26	40	1,259	371	1,727
Charge for the year	12	11	5	89	135	252
Disposal	–	–	(25)	(736)	–	(761)
At 31 December 2024	43	37	20	612	506	1,218
Net book value
At 31 December 2024	20	16	5	68	215	324
At 31 December 2023	32	27	10	152	350	571
At 31 December 2022	44	38	17	245	487	831

As at 31 December the right of use asset consisted of leasehold improvements of net book value £215,000 (2023: £350,000; 2022: £485,000) and laboratory equipment of net book value £Nil (2023: £Nil ; 2022: £2,000).

On 1 February 2023 laboratory equipment previously disclosed within right of use assets was transferred to laboratory equipment when the final payment on the finance lease was made. On 1 January 2022 software previously disclosed within computer equipment was transferred to intangible assets.

Biodexa Pharmaceuticals PLC

Annual Report 2024

10       Leases

Lease Liabilities	2024 £’000	2023 £’000	2022 £’000
At 1 January	464	624	766
Interest expenses	19	28	36
Lease payments	(186)	(188)	(178)
At 31 December	297	464	624

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

Low value leases expensed in year:

	2024 £’000	2023 £’000	2022 £’000
Low value leases expensed	1	2	3
Total	1	2	3

Total cash outflow for leases in 2024 was £187,000 (2023: £190,000; 2022: £181,000).

Biodexa Pharmaceuticals PLC

Annual Report 2024

11       Intangible assets

	In-process research and development £’000	Goodwill £’000	IT/Website costs £’000	Total £’000
Cost
At 1 January 2022	13,378	2,291	–	15,669
Transfer from property, plant and equipment	–	–	122	122
Disposal	–	–	(12)	(12)
At 31 December 2022	13,378	2,291	110	15,779
Acquisition	2,938	–	–	2,938
At 31 December 2023	16,316	2,291	110	18,717
Acquisition	2,707	–	–	2,707
Disposals	–	–	(22)	(22)
At 31 December 2024	19,023	2,291	88	21,402

	In-process research and development £’000	Goodwill £’000	IT/Website Costs £’000	Total £’000
Accumulated amortisation and impairment
At 1 January 2022	13,378	2,291	–	15,669
Amortisation charge for the year	–	–	3	3
Transfer from property, plant and equipment	–	–	113	113
Disposal	–	–	(12)	(12)
At 31 December 2022	13,378	2,291	104	15,773
Amortisation charge for the year	–	–	3	3
Disposal	–	–	–	–
At 31 December 2023	13,378	2,291	107	15,776
Amortisation charge for the year	–	–	2	2
Disposal	–	–	(22)	(22)
At 31 December 2024	13,378	2,291	87	15,756
Net book value
At 31 December 2024	5,645	–	1	5,646
At 31 December 2023	2,938	–	3	2,941
At 31 December 2022	–	–	6	6

Biodexa Pharmaceuticals PLC

Annual Report 2024

11       Intangible assets (continued)

The individual intangible asset which is material to the financial statements is as follows:

	Carrying amount			Remaining amortisation period
	2024 £’000	2023 £’000	2022 £’000	2024 (years)	2023 (years)	2022 (years)
MTX228 tolimidone acquired IPRD*	2,938	2,938	–	n/a	n/a	n/a
MTX230 eRapa acquired IPRD*	2,707	–	–	n/a	n/a	n/a

*	asset is not yet in use and has not started amortising

On 25 April 2024 the Company entered into a LCA with Emtora, relating to the license of eRapa. In consideration for the License, the Company made an upfront payment of 15,1261 ADSs (equal to five percent of our then outstanding Ordinary Shares, calculated on a fully-diluted basis). In addition, a promissory note previously issued by Emtora in favour of the Company in the amount of $0.25 million was forgiven and certain historical liabilities relating to their on-going FAP and NMIBC programs were settled. The Company is also obligated to make quarterly payments to Emtora of $0.25 million less 75% of any research sales by Emtora until the handover trigger event occurs. The obligation meets the definition of a financial liability in accordance with IAS32 and is measured at fair value in accordance with IFRS9. Management have estimated the expected liability to be $3.1 million and the present value as $2.5 million.

	$’000	£’000
15,126[1] ADSs issued at market value	274	219
Promissory note forgiven	250	197
Historical liabilities settled	366	294
Quarterly payment obligation	2,494	1,997
Recognised as intangible asset purchase	3,384	2,707

In addition, the Company is also responsible for up to $31.5 million in sales milestones within the first six months of commercial sale of a first-approved indication of eRapa in certain markets, with decreasing milestones for subsequent approvals for additional indications. There is also a one-time $10.0 million milestone payable upon cumulative net sales of $1.0 billion. Further, the Company is also obligated to pay Emtora single digit tiered royalties on net sales of eRapa, in addition to honouring Emtora’s legacy royalty obligations and paying Emtora fees related to income derived from sublicensing and partnering of eRapa.

The LCA also provides the Company with the exclusive option to acquire all of the capital stock of Emtora on commercially reasonable terms in the 90 days after acceptance of the filing of an NDA by the U.S. Food and Drug Administration (the “FDA”). If the Company does not exercise the option, it would be required to make additional quarterly payments, as disclosed in note 16, until the first commercial sale of the product.

[1]	Number of ADSs have been adjusted to reflect the ADS ratio change on 4 October 2024

Biodexa Pharmaceuticals PLC

Annual Report 2024

12       Subsidiaries

The subsidiaries of the Company, all of which are 100% owned as at 31 December 2024, either directly or through subsidiaries where indicated, and have been included in these financial statements in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

Name	Registered Office	Nature of Business	Notes
Biodexa Australia PTY Limited	c/o Prime Accounting & Business Advisory, HWT Towel Level 17, 40 City Road, Southbank, VIC, 3006, Australia	Trading company
Biodexa Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company
Biodexa Pharmaceuticals (Wales) Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company
Haaland UK Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Dormant
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)

Notes:

(a)	Wholly owned subsidiary of Biodexa Limited.

(b)	PharMida AG became dormant in January 2016

Biodexa Pharmaceuticals PLC

Annual Report 2024

13       Trade and other receivables

	2024 £’000	2023 £’000	2022 £’000
Trade receivables	11	–	329
Prepayments	6,426	355	376
Other receivables	131	282	301
Total trade and other receivables	6,568	637	1,006
Less: non-current portion	–	–	–
Current portion	6,568	637	1,006

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Book values approximate to fair value at 31 December 2024, 2023 and 2022.

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

Trade and other receivables contained one impaired asset in 2024 and one in 2022. The asset from 2022 was written off in 2023. In 2023 Trade and other receivables did not contain an impaired asset. The Group did hold security in 2022 as detailed below against the impaired asset.

The maximum exposure to credit risk at the consolidated statement of financial position date is the fair value of each class of receivable.

The Company recognises a default on a financial asset when the counter party announces they have limited resources to satisfy the debt.

Biodexa Pharmaceuticals PLC

Annual Report 2024

14       Cash and cash equivalents and cash flow supporting notes

Cash and cash equivalents for purposes of the consolidated statement of cash flows comprises:

	2024 £’000	2023 £’000	2022 £’000
Cash at bank available on demand	1,669	5,971	2,836

During 2024, 2023 and 2022, cash inflows arose from equity financing transactions, included within financing activities on the face of the cash flow statement. As part of the equity transactions entered in July and May 2024 and December and May 2023 warrants to the value of £3.1 million ( 2023:£4.6 million; 2022: £nil) were issued as disclosed in note 19.

	2024 £’000	2023 £’000	2022 £’000
Gross proceeds	9,065	12,084	321
Transaction costs	(753)	(1,657)	(78)
Proceeds from issuing shares	8,312	10,427	243

The following changes in loans and borrowings arose as a result of financing activities during the year:

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2024	295	4,329	4,624
Cash flows	–	(186)	(186
Non-cashflows:
Foreign exchange	–	(26)	(26)
Loans and borrowings classified as non-current 31 December 2023 becoming current in 2024	(138)	138	–
Deferred consideration on acquisition	1,541	456	1,997
Promissory note issued	–	431	431
Warrants issued	–	3,059	3,059
Exercise of warrants – transfer to share premium	–	(3,618)	(3,618)
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(3,218)	(3,218)
Interest accruing in period	–	165	165
At 31 December 2024	1,698	1,530	3,228

Biodexa Pharmaceuticals PLC

Annual Report 2024

14       Cash and cash equivalents and cash flow supporting notes(continued)

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2023	463	246	709
Cash flows	–	(188)	(188)
Non-cashflows:
Loans and borrowings classified as non-current 31 December 2022 becoming current in 2023	(168)	168	–
Warrants issued	–	4,562	4,562
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(487)	(487)
Interest accruing in period	–	28	28
At 31 December 2023	295	4,329	4,624

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2022	620	699	1,319
Cash flows	–	(178)	(178)
Non-cashflows:
Loans and borrowings classified as non-current 31 December 2021 becoming current in 2022	(178)	178	–
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(468)	(468)
Interest accruing in period	21	15	36
At 31 December 2022	463	246	709

Biodexa Pharmaceuticals PLC

Annual Report 2024

15       Trade and other payables

Current	2024 £’000	2023 £’000	2022 £’000
Trade payables	707	314	339
Other payables	6	7	17
Accruals	1,273	857	817
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	1,986	1,178	1,173
Tax and social security	50	62	77
Deferred revenue	1,468	–	197
Total trade and other payables	3,504	1,240	1,447

Book values approximate to fair value at 31 December 2024, 2023 and 2022.

All current trade and other payables are payable within 3 months of the period end date shown above.

16       Deferred consideration

	2024 £’000	2023 £’000	2022 £’000
Current
Opening provision at 1 January	–	–	–
On acquisition of licence	1,997	–	–
Payments	(274)	–	–
Interest expense	144	–	–
Foreign exchange	(23)	–	–
Deferred consideration	1,844	–	–
Less: non-current portion	1,306	–	–
Current portion	538	–	–

The Company is obligated to make quarterly payments to Emtora of $0.25 million less 75% of any research sales by Emtora until the handover trigger event occurs. The obligation meets the definition of a financial liability in accordance with IAS32 and is measured at fair value in accordance with IFRS9. Management have estimated the expected liability to be $3.1 million and the present value as $2.5 million.

This financial liability is measured on Level 3, the fair value is derived using a discounted cash flow approach. The discount rate applied to the obligation was 11.64% (2023: n/a).

A 1% increase or decrease in the discount rate would decrease or increase the liability by approximately £0.03 million (2023: n/a) and £0.03 million (2023: n/a), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.

There were no transfers between Level 1 and 2 in the period.

Biodexa Pharmaceuticals PLC

Annual Report 2024

17       Borrowings

	2024 £’000	2023 £’000	2022 £’000
Current
Promissory note	430	–	–
Lease liabilities	179	169	161
Total	609	169	161
Non-current
Lease liabilities	118	295	463
Total	118	295	463

Book values approximate to fair value at 31 December 2024, 2023 and 2022.

Promissory note

In December 2024 the Company issued a Promissory Note to C/M Capital Master Fund, LP in the aggregate principal amount of $600,000 at a 10% original issue discount. The Note is an unsecured obligation of the Company and bears interest at an annual rate of 5%, which may be increased under certain circumstances, and has a maturity date of one year from the Issuance Date. The Note includes a monthly repayment schedule, with the entire principal amount of the Note, plus accrued and unpaid interest, due and payable by the Company on the date that is twelve months from the Issuance Date. The Note may be prepaid prior to the Maturity Date without penalty. Additionally, prior to the Maturity Date and while the Note remains outstanding, upon the occurrence of each and every bona fide transaction or series of transactions conducted by the Company wherein the principal purpose of the Company is to raise capital, pursuant to which the Company issues and sells securities for an amount of gross proceeds equal to or greater than $500,000, the Company shall be obligated to utilize 25% of the gross proceeds from such Financing Event to prepay the Note, which repayment shall be due concurrently or immediately following the closing of such Financing Event.

The Company received $540,000 pursuant to the Promissory Note on 24 December 2024.

Biodexa Pharmaceuticals PLC

Annual Report 2024

18       Provisions

	2024 £’000	2023 £’000	2022 £’000
Opening provision at 1 January	–	207	50
Utilisation of provision	–	(207)	(43)
Provision recognised in the year	–	–	200
At 31 December	–	–	207
Less: non-current portion	–	–	–
Current portion	–	–	207

The provision as at 1 January 2022 represents management’s best estimate of the ‘making good’ clause on the Cardiff office which was vacated during the fourth quarter of 2021. This liability was settled during 2022.

Biodexa Pharmaceuticals PLC

Annual Report 2024

19       Derivative financial liability – current

	2024 £’000	2023 £’000	2022 £’000
Equity settled derivative financial liability
At 1 January	4,160	85	553
Warrants issued	3,059	4,562	–
Transfer to share premium on exercise of warrants	(3,618)	–	–
Gain recognised in finance (income)/expense within the consolidated statement of comprehensive income	(3,218)	(487)	(468)
At 31 December	383	4,160	85

Equity settled derivative financial liability is a liability that is not to be settled for cash.

The Company issues warrants in the ADSs of the Company as part of registered direct offerings and private placements in the US. The number of ADSs to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Black-Scholes model in 2024 and 2023, in previous periods the Monte Carlo model was used. The change in methodology is as result of the Company de-listing from AIM in 2023 and no longer needing to consider foreign exchange movements in the fair value calculation. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. A key input in the valuation of the instrument is the Company share price.

Details of the warrants are as follows:

July 2024 warrants

In July 2024 the Company issued 213,188 Series J ADS Warrants and 213,188 Series K warrants as part of the Registered Direct Offering and Concurrent Private Placement in the US.

May 2024 warrants

In May 2024 the Company issued 94,358 Series G ADS Warrants and 147,805 Series H warrants as part of the Warrant Inducement in the US.

December 2023 warrants

In December 2023 the Company issued 119,998 Series E ADS Warrants and 119,996 Series F ADS Warrants as part of the Registered Offering in the US. The Series F warrants expired on 23 December 2024.

May 2023 warrants

In June 2023 the Company issued 11,059 Series D ADS Warrants as part of a registered direct offering and private placement in the US after securing shareholder approval.

May 2020 warrants

In May 2020 the Company issued 30 ADS warrants as part of a registered direct offering in the US.

October 2019 warrants

In October 2019 the Company issued 15 ADS warrants as part of a registered direct offering in the US.

Warrant re-price

On 22 July 2024 the Company agreed to reduce the exercise price of the Company’s existing Series E warrants, Series G warrants and Series H warrants held by those investors who participated in the Registered Direct Offering and Concurrent Private Placement to $25.00 per ADS.

*	Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADS’s to ordinary shares that occurred on 24 March 2023 and the ratio change of ADS’s to ordinary shares on 26 September 2022, 5 July 2023 and 4 October 2024.

Biodexa Pharmaceuticals PLC

Annual Report 2024

19       Derivative financial liability – current (continued)

DARA warrants and share options

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those detailed above. The financial liability is valued using the Black-Scholes option pricing model. The exercise price of the outstanding options is $8,771,300.00.

The following table details the outstanding warrants over ADSs and ordinary shares as at 31 December and also the movement in the year:

	At 1 January 2022	Lapsed	At 31 December 2022	Lapsed	Granted	At 31 December 2023	Lapsed	Granted	Exercised	At 31 December 2024
ADSs
July 2024 grant	–	–	–	–	–	–	–	426,376	–	426,376
May 2024 grant	–	–	–	–	–	–	–	242,163	–	242,163
December 2023 grant	–	–	–	–	239,994	239,994	(16,027)		(171,309)	52,658
May 2023 grant	–	–	–	–	11,059	11,059	–	–	–	11,059
May 2020 grant	30	–	30	–	–	30	–	–	–	30
October 2019 grant	15	–	15	–	–	15	–	–	–	15
Ordinary shares
Dara warrants	204	(204)	–	–	–	–	–	–	–	–
Dara options	138	–	138	(10)	–	128	(29)	–	–	99

*	Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADS’s to ordinary shares that occurred on 24 March 2023 and the ratio change of ADS’s to ordinary shares on 26 September 2022, 5 July 2023 and 4 October 2024.

Biodexa Pharmaceuticals PLC

Annual Report 2024

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

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables

•	Cash and cash equivalents

•	Trade and other payables

•	Accruals

•	Deferred considerations

•	Loans and borrowings

•	Derivative financial liability

A summary of the financial instruments held by category is provided below:

Financial assets – amortised cost

	2024 £’000	2023 £’000	2022 £’000
Cash and cash equivalents	1,669	5,971	2,836
Trade receivables	11	–	329
Other receivables	131	282	301
Total financial assets	1,811	6,253	3,466

Financial liabilities – amortised cost

	2024 £’000	2023 £’000	2022 £’000
Trade payables	707	314	339
Other payables	6	7	17
Accruals	1,273	857	817
Deferred consideration	1,844	–	–
Borrowings	727	464	624
Total financial liabilities – amortised cost	4,557	1,642	1,797

Financial liabilities – fair value through profit and loss – current

	2024 £’000	2023 £’000	2022 £’000
Equity settled derivative financial liability	383	4,160	85

Biodexa Pharmaceuticals PLC

Annual Report 2024

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

The fair value of the Group’s derivative financial liability is measured on a recurring basis. The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 19:

Financial liabilities	Fair value as at 31/12/2024	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – Series K warrants	£ –	Level 3	Black-Scholes Model	Volatility rate of 75.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 0.51 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.24% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series J warrants	£231,000	Level 3	Black-Scholes Model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.56 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.36% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series H warrants	£ –	Level 3	Black-Scholes Model	Volatility rate of 75.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 0.39 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.29% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series G warrants	£102,000	Level 3	Black-Scholes Model	Volatility rate of 105.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.39 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.35% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Biodexa Pharmaceuticals PLC

Annual Report 2024

Equity settled financial derivative liability – Series E warrants	£47,000	Level 3	Black-Scholes Model	Volatility rate of 105.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 3.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.32% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series D warrants	£ 2,000	Level 3	Black-Scholes Model	Volatility rate of 110.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 3.47 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.30% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – May 2020 warrants	£ –	Level 3	Black-Scholes Model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 0.89 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.18% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 warrants	£ –	Level 3	Black-Scholes Model	Volatility rate of 80.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 0.48 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.24% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£383,000

Biodexa Pharmaceuticals PLC

Annual Report 2024

20       Financial instruments – risk management (continued)

Financial liabilities	Fair value as at 31/12/2023	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – Series E warrants	£2,592,000	Level 3	Black-Scholes Model	Volatility rate of 90.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 0.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.79% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series F warrants	£ 1,444,000	Level 3	Black-Scholes Model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 3.84% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – Series D warrants	£ 124,000	Level 3	Black-Scholes Model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.40 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
				Risk-free rate of 3.93% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – May 2020 warrants	£ –	Level 3	Black-Scholes Model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 1.88 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.23% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 warrants	£ –	Level 3	Black-Scholes Model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 1.50 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.51% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£ 4,160,000

Biodexa Pharmaceuticals PLC

Annual Report 2024

20       Financial instruments – risk management (continued)

Financial liabilities	Fair value as at 31/12/2022	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – May 2020 warrants	£ 48,000	Level 3	Monte Carlo simulation model	Volatility rate of 70.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 2.88 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.22% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 warrants	£ 37,000	Level 3	Monte Carlo simulation model	Volatility rate of 70.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 2.5 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.
				Risk-free rate of 4.32% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£ 85,000

Changing the unobservable risk-free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of warrants (2023: nil; 2022: nil).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to warrants issued in July 2024, May 2024, December 2023, May 2023, May 2020 and October 2019 as part of Registered Direct offerings and private placement.

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

Biodexa Pharmaceuticals PLC

Annual Report 2024

20       Financial instruments – risk management (continued)

Foreign exchange risk

The group operates internationally although its operations are based in the United Kingdom. The group incorporated an Australian subsidiary during the year, there were minimal transactions in this entity during 2024.

The group assets and liabilities are predominately denominated in Pounds Sterling and US Dollar. The Group retains cash balances in US Dollars as a hedge against these liabilities. The assets and liabilities associated with the Joint Arrangement with Emtora, as disclosed in note 1, are held in US dollars as the majority of operations under the arrangement are undertaken in the US.

The group is exposed to foreign exchange risk arising from exposure to various currencies primarily the Euro and US Dollar.

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2024 £’000	2023 £’000	2022 £’000
Cash and cash equivalents:
Pounds Sterling	212	2,244	2,588
US Dollar	1,457	3,727	248
Euro	–	–	–
Total	1,669	5,971	2,836

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

The following table details the Group’s sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2024	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	146	–	(1)
Total equity	146	–	(1)

Year ended 31 December 2023	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	373	2	–
Total equity	373	2	–

Year ended 31 December 2022	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	25	(1)	–
Total equity	25	(1)	–

Biodexa Pharmaceuticals PLC

Annual Report 2024

20       Financial instruments – risk management (continued)

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group’s aim to settle balances as they become due.

In May 2024, the Company completed a Warrant Inducement which raised £4.8 million before expenses. In July 2024, the Company completed a Registered Direct Offering in the US which raised £3.9 million before expenses. During the year warrants previously issued were exercised resulting in the Company receiving £0.4 million.

In December 2024 the Company issued a Promissory Note as detailed in Note 17 for the principle amount of $600,000. The Company received $540,000 on 24 December 2024 as the note was issued at a 10% discount.

In February 2023, the Company completed a Private Placement in the US which raised £5.0 million before expenses. In May 2023, the Company completed a Registered Direct Offering in the US which raised £2.7 million before expenses. In December 2023, the Company completed a Registered Offering in the US which raised £4.4 million before expenses.

In December 2022, the Company completed a Registered Direct Offering in the US which raised £0.3 million before expenses.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required before Q4 2025 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. Pursuant to its $35 million Equity Line of Credit, or ELOC, as described above, the Company may direct C/M to purchase ADSs (subject to certain limitations) and receive proceeds in accordance with a formula price for up to 36 months from the Commencement Date. There is no guarantee that the Company will be able to use the ELOC to the extent necessary to finance the Company’s operations.

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

Biodexa Pharmaceuticals PLC

Annual Report 2024

20       Financial instruments – risk management (continued)

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

2024	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,986	–	–	–	–
Deferred considerations	178	533	711	711	–
Promissory note	–	479	–	–	–
Lease liabilities	47	142	111	–	–
Total	2,211	1,154	822	711	–

2023	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,178	–	–	–	–
Lease liabilities	47	141	189	112	–
Total	1,225	141	189	112	–

2022	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,173	–	–	–	–
Lease liabilities	49	140	188	254	–
Total	1,222	140	188	254	–

More details with regard to the line items above are included in the respective notes:

•	Trade and other payables – note 15

•	Deferred consideration – note 16

•	Borrowings – note 17

Biodexa Pharmaceuticals PLC

Annual Report 2024

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

The movement on the deferred tax account in 2024 is £nil (2023: £nil, 2022: £nil) as the net credit arising on the amortisation of intangible assets and other timing differences has been matched by a reduction in the deferred tax asset recognised on the losses offsetting the liability remaining.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses £’000	Potential deferred tax asset £’000
31 December 2024	79,740	19,935
31 December 2023	75,530	18,947
31 December 2022	71,139	17,867

The potential deferred tax asset of £19.9 million (2023: £18.9 million, 2022: £17.9 million) has not been provided in these accounts due to uncertainty as to whether the asset would be recovered. The losses have arisen as a result of accumulated trading losses.

Deferred tax asset balances disclosed as at 31 December 2024 have been calculated at 25%. The main rate of corporation tax increased to 25% from 1 April 2023.

Biodexa Pharmaceuticals PLC

Annual Report 2024

22       Share capital

Authorised, allotted and fully paid – classified as equity	2024 Number	2024 £	2023 Number	2023 £	2022 Number	2022 £
At 31 December
Ordinary shares of £0.00005 each	6,685,918,922	334,296	1,189,577,722	1,189,578	5,417,137	108,343
‘A’ Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
‘B’ Deferred shares of £0.001 each	4,063,321,418	4,063,321	4,063,321,418	4,063,321	–	–
‘C’ Deferred shares of £0.00005 each	126,547,389,518	6,327,370	–	–	–	–
Total		11,724,988		6,252,900		1,108,344

At a General Meeting on 22 November 2024, shareholders approved the subdivision and redesignation of the Company’s Issued Ordinary Shares of £0.001 each into to one Ordinary Share of £0.00005 each and 19 ‘C’ Deferred Shares of £0.00005 each. The ‘C’ Deferred Shares have limited rights and are effectively valueless.

On 22 July 2024 the Company entered into Registered Direct Offering, as insufficient share premium was recognised in relation to the transaction the remaining transaction costs have been charged to retained earnings.

On 4 October 2024 the Company effected a ratio change in the number of Ordinary Shares represented by ADSs from 400 Ordinary Shares per ADS to 10,000 Ordinary Shares per ADS.

Biodexa Pharmaceuticals PLC

Annual Report 2024

22       Share capital (continued)

During the year the Company issued the following warrants over ADSs, and these were recognised in the warrant reserve until exercise:

	Pre-Funded Warrants	Abeyance Shares
Exercise price	£0.0025	£Nil
As at 1 January 2024	167,446	–
Issued:
May 2024 Warrant inducement	–	37,260
July 2024 Registered Direct Offering	11,157	–
Exercised	(161,161)	(37,260)
Lapsed	(27)	–
As at 31 December 2024	17,415	–

Numbers of warrants and related exercise prices are after the impact of the ADS ratio changes on 4 October 2024.

In accordance with the Articles of Association for the Company adopted on 22 November 2024, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value £0.00005 each. Ordinary and deferred shares were recorded as equity.

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

Biodexa Pharmaceuticals PLC

Annual Report 2024

22       Share capital (continued)

		Ordinary Shares Number	‘A’ Deferred Shares Number	‘B’ Deferred Shares Number	‘C’ Deferred Shares Number	Share Price £	Total consideration £’000
At 1 January 2022		4,923,420	1,000,001
22 March 2022	Exercise of warrants	1	–	–	–	200.000	–
3 May 2022	Share issue to SIPP trustee (see note 25)	1,250	–	–	–	0.001	–
19 December 2022	Registered Direct Offering	492,466	–	–	–	0.666	321
At 31 December 2022		5,417,137	1,000,001
15 February 2023	Private Placement*	98,387,275	–	–	–	0.0505	4,967
26 May 2023	Registered Direct Offering*	276,697,310	–	–	–	0.0097	2,690
14 June 2023	Share sub-division and re-designation		–	4,063,321,418	–	n/a	n/a
21 December 2023	Shares issued on purchase Intangible asset (see note 11)	323,684,800	–	–	–	0.0040	1,279
21 December 2023	Registered Offering	485,391,200	–	–	–	0.0040	1,918
At 31 December 2023		1,189,577,722	1,000,001	4,063,321,418
25 April 2024	Shares issued on purchase Intangible asset (see note 11)	151,265,200	–	–		0.0015	219
22 May 2024	Warrant inducement	1,614,435,600	–	–		0.0030	4,763
22 July 2024	Registered Direct Offering	2,129,516,800	–	–		0.0018	3,876
February - October 2024	Exercise pre-funded warrants	1,502,426,000	–	–		0.0040	5,935
February - May 2024	Exercise Series E & Series F warrants	98,697,600	–	–		0.0044	427
22 November 2024	Share sub-division and re-designation		–	–	126,547,389,518	n/a	n/a
At 31 December 2024		6,685,918,922	1,000,001	4,063,321,418	126,547,389,518

*	Number of shares issued includes exercise of pre-funded warrants and Series A, Series B and Series C warrants that were exercisable on an ‘alternative cashless basis’.

Biodexa Pharmaceuticals PLC

Annual Report 2024

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
Warrant reserve

Represents the following:

•     the fair value of warrants denominated in £ at the date of grant. The number and price are fixed at the date of grant. The warrants expire in November 2025.

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

24       Retirement benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group. The annual charge for the year was £67,000 (2023: £86,000)

Biodexa Pharmaceuticals PLC

Annual Report 2024

25       Share-based payments

Share Options

The Group has issued options over ordinary shares under the 2014 Biodexa Pharmaceuticals PLC Enterprise Management Incentive Scheme and unapproved share options awarded to non-UK staff and Directors. In addition, certain share options originally issued over shares in Biodexa Limited under the Biodexa Limited 2008 unapproved share option scheme or Biodexa Limited 2013 approved Enterprise Incentive scheme were reissued in 2015 over shares in Biodexa Pharmaceuticals PLC under the 2014 Biodexa Pharmaceuticals PLC Enterprise Management Incentive Scheme, all remaining re-issued share options lapsed during 2024. Exercise of an option is subject to continued employment.

At a General Meeting on 22 November 2024, shareholders approved a consolidation of the Company’s Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.00005 per share.

The options granted in 2024 were made under the 2014 Biodexa Pharmaceuticals PLC Enterprise Management Incentive Scheme and the unapproved share option scheme .

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2024	Granted in 2024	Lapsed in 2024	Forfeited in 2024	At 31 December 2024	Exercise Price
30 June 2014	25	–	(25)	–	–	£30.00
19 December 2016	13	–	–	–	13	£484.00
15 December 2017	40	–	–	(2)	38	£184.00
24 April 2019	312	–	–	(75)	237	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	27,350	–		(900)	26,450	£4.04
15 July 2021	58,850	–	–	(18,000)	40,850	£5.55
1 September 2021	6,000			–	6,000	£5.10
7 February 2022	12,500	–	–	–	12,500	£3.05
23 January 2024	–	144,000,000	–	–	144,000,000	£0.004
10 February 2024	–	130,313,200	–	(31,504,400)	98,808,800	£0.003
10 July 2024	–	85,922,000	–	–	85,922,000	£0.003
	111,590	360,235,200	(25)	(31,523,377	328,823,388

Options exercisable at 31 December 2024	82,874
Weighted average exercise price of outstanding options at 31 December 2024	£0.005
Weighted average exercise price of options exercised in 2024	–
Weighted average exercise price of options lapsed in 2024	£30.00
Weighted average exercise price of options forfeited in 2024	£0.006
Weighted average exercise price of options granted in 2024	£0.003
Weighted average remaining contractual life of outstanding options at 31 December 2024	9.2 years

Biodexa Pharmaceuticals PLC

Annual Report 2024

25       Share-based payments (continued)

Date of grant	At 1 January 2023	Granted in 2023	Lapsed in 2023	Forfeited in 2023	At 31 December 2023	Exercise Price
30 June 2014	25	–	–	–	25	£30.00
19 December 2016	13	–	–	–	13	£484.00
15 December 2017	40	–	–	–	40	£184.00
24 April 2019	312	–	–	–	312	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	33,600	–	(6,250)	–	27,350	£4.04
15 July 2021	64,350	–	–	(5,500)	58,850	£5.55
2 August 2021	2,500	–	–	(2,500)	–	£5.30
1 September 2021	6,000	–	–	–	6,000	£5.10
7 February 2022	18,750	–	–	(6,250)	12,500	£3.05
12 August 2022	12,500	–	–	(12,500)	–	£2.10
	144,590	–	(6,250)	(26,750)	111,590

Options exercisable at 31 December 2023	75,720
Weighted average exercise price of outstanding options at 31 December 2023	£5.241
Weighted average exercise price of options exercised in 2023	–
Weighted average exercise price of options lapsed in 2023	£4.04
Weighted average exercise price of options forfeited in 2023	£3.33
Weighted average exercise price of options granted in 2023	–
Weighted average remaining contractual life of outstanding options at 31 December 2023	7.3 years

Biodexa Pharmaceuticals PLC

Annual Report 2024

25       Share-based payments (continued)

Date of grant	At 1 January 2022	Granted in 2022	Lapsed in 2022	Forfeited in 2022	At 31 December 2022	Exercise Price
20 April 2012	79	–	(79)	–	–	£1,676.00
9 May 2014	500	–	(500)	–	–	£30.00
30 June 2014	25	–	–	–	25	£30.00
31 October 2016	352	–	(352)	–	–	£1,072.00
19 December 2016	396	–	(383)	–	13	£484.00
15 December 2017	59	–	–	(19)	40	£184.00
24 April 2019	625	–	–	(313)	312	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	43,175	–	(5,625)	(3,950)	33,600	£4.04
15 July 2021	71,450	–	–	(7,100)	64,350	£5.55
2 August 2021	2,500	–	–	–	2,500	£5.30
1 September 2021	6,000	–	–	–	6,000	£5.10
7 February 2022	–	18,750	–	–	18,750	£3.05
12 August 2022	–	12,500	–	–	12,500	£2.10
	131,661	31,250	(6,939)	(11,382)	144,590

Options exercisable at 31 December 2022	55,932
Weighted average exercise price of outstanding options at 31 December 2022	£4.836
Weighted average exercise price of options exercised in 2022	n/a
Weighted average exercise price of options lapsed in 2022	£105.612
Weighted average exercise price of options forfeited in 2022	£5.974
Weighted average exercise price of options granted in 2022	£2.670
Weighted average remaining contractual life of outstanding options at 31 December 2022	8.1 years

Biodexa Pharmaceuticals PLC

Annual Report 2024

25       Share-based payments (continued)

The following information is relevant in the determination of the fair value of options granted during the year 2024 under the equity share based remuneration schemes operated by the Group.

	January 2024	February 2024	July 2024
Number of options	144,000,000	130,313,200	85,922,000
Option pricing models used	Black-Scholes	Black-Scholes	Black-Scholes
Share price	$1.90	$1.310	£0.00139
Exercise price of options issued in year	$1.90	$1.310	£0.00259
Contractual life	10 years	10 years	10 years
Expected life	4 years	4 years	4 years
Volatility	100.0%**	100.0%**	110.0%**
Expected dividend yield	0%	0%	0%
Risk free rate	4.110%	4.195%	4.025%

The share price used in the determination of the fair value of the options granted in 2024 was the share price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a four-year period.

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

Biodexa Pharmaceuticals PLC

Annual Report 2024

25       Share-based payments (continued)

Warrants issued in lieu of fees

The Company issues warrants over ADSs to certain its brokers in lieu of broker fees connected to the equity transactions in the year. The warrants are accounted for as share based payments.

Date of grant	At 1 January 2024	Granted in 2024	Lapsed in 2024	Forfeited in 2024	At 31 December 2024	Exercise Price per ADS
24 March 2023	1	–	–	–	1	$10,000.00
24 March 2023	51	–	–	–	51	$5,800.00
14 June 2023	442	–	–	–	442	$375.00
21 December 2023	4,800	–	–	–	4,800	$62.50
24 May 2024	–	6,456	–	–	6,456	$62.50
22 July 2024	–	8,525	–	–	8,525	$31.25
	5,294	14,981	–	–	20,275

Warrants exercisable at 31 December 2024	20,275
Weighted average exercise price of outstanding options at 31 December 2024	$71.10
Weighted average exercise price of options exercised in 2024	–
Weighted average exercise price of options lapsed in 2024	–
Weighted average exercise price of options forfeited in 2024	–
Weighted average exercise price of options granted in 2024	$44.72
Weighted average remaining contractual life of outstanding options at 31 December 2024	2.2 years

Date of grant	At 1 January 2023	Granted in 2023	Lapsed in 2023	Forfeited in 2023	At 31 December 2023	Exercise Price per ADS
24 March 2023	–	1	–	–	1	$10,000.00
24 March 2023	–	51	–	–	51	$5,800.00
14 June 2023	–	442	–	–	442	$375.00
21 December 2023	–	4,800	–	–	4,800	$62.50
	–		–	–

Warrants exercisable at 31 December 2023	5,294
Weighted average exercise price of outstanding options at 31 December 2023	$145.74
Weighted average exercise price of options exercised in 2023	–
Weighted average exercise price of options lapsed in 2023	–
Weighted average exercise price of options forfeited in 2023	–
Weighted average exercise price of options granted in 2023	$145.74
Weighted average remaining contractual life of outstanding options at 31 December 2023	2.2 years

Biodexa Pharmaceuticals PLC

Annual Report 2024

The following information is relevant in the determination of the fair value of warrants granted during the year 2024.

	May 2024	July 2024
Number of ADS warrants granted	6,456	8,525
Option pricing models used	Black-Scholes	Black-Scholes
Share price	$32.50	$19.85
Exercise price of warrants issued in year	$62.50	$31.25
Contractual life	3 years	3 years
Expected life	3 years	3 years
Volatility	115%**	115%**
Expected dividend yield	0%	0%
Risk free rate	4.71%	4.29%
*	The share price used in the determination of the fair value of the ADS warrants granted in 2024 was the ADS price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a three-year period.

The following information is relevant in the determination of the fair value of warrants granted during the year 2023.

	March 2023		June 2023		December 2023
Number of ADS warrants granted	52		442		4,800
Option pricing models used	Black-Scholes		Black-Scholes		Black-Scholes
Share price	$5,040.00	*	$263.50	*	$63.25
Exercise price of warrants issued in year	$5,800.00/$10,000.00		$375.00		$62.50
Contractual life	3 years		3 years		3 years
Expected life	3 years		3 years		3 years
Volatility	75.00	%**	80.00	%**	60%**
Expected dividend yield	0%		0%		0%
Risk free rate	4.35%		4.04%		4.06%

*	The share price used in the determination of the fair value of the ADS warrants granted in 2023 was the ADS price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a three-year period.

Number and original price of warrants have been adjusted to reflect the ratio change of ADS’s to ordinary shares that occurred on 5 July 2023 and 4 October 2024.

Biodexa Pharmaceuticals PLC

Annual Report 2024

26       Capital commitments

The Group had no capital commitments at 31 December 2024, 31 December 2023 and 31 December 2022.

27       Related party transactions

There were no related party transactions in the current or prior periods other than Directors’ remuneration.

28       Contingent liabilities

The Company entered into an Arrangement Agreement with Bioasis on 13 December 2022 as amended on 18 December 2022. Under the agreement the Company agreed to acquire the entire issued share capital of Bioasis for consideration of, in aggregate, approximately C$7.4 million (c£4.4 million). The agreement was subject to shareholder approval. On January 23, 2023 at the General Meeting to approve the Arrangement Agreement none of the special resolutions were passed and, accordingly, the acquisition of Bioasis did not proceed. Under the agreement the Company agreed to reimburse Bioasis US$225,000 for expenses relating to the transaction should the Company’s shareholders not approve the transaction. On March 3, 2023 the Company advised Bioasis that it would offset this liability against the $500,000 loan it advanced to them during December 2022 and January 2023.

As at 31 December 2023 and 31 December 2022 the Company had a contingent liability of $225,000 in relation to this potential liability. As at 31 December 2024 the Company no longer believes it has a contingent liability.

29       Ultimate controlling party

The Directors do not consider that there is an ultimate controlling party.

30        Post Balance Sheet Events

On 17 January, 2025, we entered into an ELOC with C/M Capital Master Fund LP (“C/M”) pursuant to which we have the right, but not the obligation, to sell to C/M, and C/M is obligated to purchase, up to $35.0 million of newly issued ADSs for a period of 36 months from the Commencement Date. As consideration for the Seller Shareholder’s execution and delivery of the Purchase Agreement, we have agreed to pay to the Selling Shareholder a Commitment Fee of $875,000 in cash or in ADSs.

At any time after the Commencement Date, we may direct C/M to purchase a specified number of ADSs, or a Fixed Purchase, not to exceed $200,000, at a purchase price equal to the lesser of 95% of (i) the daily volume weighted average price, or VWAP, of the Depositary Shares for the five trading days immediately preceding the applicable Purchase Date for such Fixed Purchase and (ii) the lowest sale price of an ADS Share on the trading day immediately preceding the Purchase Date.

In addition, we may also direct C/M to purchase an additional number of ADSs in an amount up to the VWAP Purchase Maximum Amount (as defined in the Purchase Agreement), or a VWAP Purchase, at a purchase price equal to the lesser of 95% of (i) the closing price of an ADS on the trading day immediately preceding the applicable VWAP Purchase Date and (ii) the VWAP during the period on the applicable VWAP Purchase Date beginning at the opening of trading and ending at the VWAP Purchase Termination Time (as defined in the Purchase Agreement).

Lastly, we may also direct C/M to purchase an Additional VWAP Purchase at a purchase price equal to the lesser of 95% of (i) the closing price of an ADS on the trading day immediately preceding the applicable Additional VWAP Purchase Date and (ii) the VWAP during the Additional VWAP Purchase Period (as defined in the Purchase Agreement) on the applicable Additional VWAP Purchase Date.

Under the Purchase Agreement, the aggregate amount of Purchase Shares submitted in any single or combination of VWAP Purchase notices and/or Additional VWAP Purchase notices on a particular date require a payment from C/M to us not exceeding $2.5 million.

C/M is not obligated to purchase any ADSs pursuant to the Purchase Agreement if, when aggregated with all other securities then beneficially owned by C/M would result in C/M beneficially owning Ordinary Shares (represented by Depositary Shares) in excess of 9.99% of the then-outstanding Ordinary Shares.

The net proceeds under the Purchase Agreement to us will depend on the frequency and prices at which we sell Depositary Shares to the Selling Shareholder. We expect that any proceeds received by us from such sales to the Selling Shareholder will be used to fund our development programs, for working capital and other general corporate purposes.

