Form 20-F
period 2025-12-31
Biodexa Pharmaceuticals Plc
filed 2026-03-27
CIK 1643918

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

Stephen Stamp, Chief Executive Officer

1 Caspian Point

Caspian Way

Cardiff, CF10 4DQ

United Kingdom

Tel: +44 29 2048 0180

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, nominal value £0.000001 each	*	NASDAQ Capital Market

American Depositary Shares, each representing 100,000 ordinary shares	BDRX	NASDAQ Capital Market

* Not for trading, but only in connection with the registration of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

____________________________________________________________

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025 was: 225,817,808,922 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The consolidated financial statement data as of December 31, 2025, 2024 and 2023 and for the years ended December 31, 2025, 2024 and 2023 have been derived from our consolidated financial statements, as presented at the end of this annual report, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We prepare our consolidated financial statements in British pounds sterling. Except as otherwise stated, all monetary amounts in this annual report are presented in British pounds sterling.

In this annual report, unless otherwise specified or the context otherwise requires:

•	“$” and “U.S. dollar” each refer to the United States dollar (or units thereof); and

•	“£,” “pence” and “p” each refer to the British pound sterling (or units thereof).

References to a particular “fiscal” year are to our fiscal year ended December 31 of such year.

On March 27, 2023, following shareholder approval at a general meeting, we effected a one-for-20 reverse stock split of our Ordinary Shares, and our consolidated Ordinary Shares began trading on AIM, a market operated by the London Stock Exchange plc, or AIM, on a split-adjusted basis as of such date. No fractional shares were issued in connection with the reverse stock split. At the same general meeting, our shareholders approved the cancellation of admission of our Ordinary Shares on AIM and this cancellation became effective on April 26, 2023.

Concurrently with the reverse split, and in order to continue meeting The NASDAQ Stock Market LLC’s, or NASDAQ, minimum 500,000 publicly held shares requirement pursuant to Rule 5550(a)(4), on March 27, 2023 we effected a ratio change in the number of Ordinary Shares represented by the Depositary Shares from 25 Ordinary Shares per Depositary Share to five Ordinary Shares per Depositary Share.

On June 14, 2023, we held our annual general meeting of shareholders, or the June AGM, and our shareholders passed resolutions, among other procedural items, to approve the allotment of, and disapplication of pre-emption rights in respect of, up to 7.0 billion Ordinary Shares, or Shareholder Approval. On June 14, 2023, we also held a separate general meeting of shareholders, or June GM, and our shareholders passed resolutions to (x)(i) re-designate our deferred shares into A deferred shares, or the Re-Designation, and (ii) subdivide our Ordinary Shares of £0.02 nominal value each into one ordinary share of £0.001 nominal value and 19 B deferred shares of £0.001 nominal value each, each the Subdivision, and (y) adopt new articles of association, or the Articles of Association, which made consequential amendments to the existing Articles of Association of the Company to reflect the Re-Designation and the Subdivision, together with certain other changes to reflect that the Ordinary Shares were no longer admitted to trading on AIM. As is standard for deferred shares, each B deferred share has very limited rights and is effectively valueless. The B deferred shares have the rights and restrictions as set out in the Articles of Association and do not entitle the holder thereof to receive notice of or attend and vote at any general meeting of the Company or to receive a dividend or other distribution.

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

On November 22, 2024, we held a general meeting of shareholders, or the November GM, and our shareholders passed resolutions to (i) subdivide our Ordinary Shares of £0.001 nominal value each into one ordinary share of £0.00005 nominal value and 19 C deferred shares of £0.00005 nominal value each, each the November Subdivision, and (y) adopt new Articles of Association, which made consequential amendments to the existing Articles of Association of the Company to reflect the November Subdivision. As is standard for deferred shares, each C deferred share has very limited rights and is effectively valueless. The C deferred shares have the rights and restrictions as set out in the Articles of Association and do not entitle the holder thereof to receive notice of or attend and vote at any general meeting of the Company or to receive a dividend or other distribution.

On June 11, 2025, we held a general meeting of shareholders, or June 2025 GM, and our shareholders passed resolutions to (i) subdivide our Ordinary Shares of £0.00005 nominal value each into one ordinary share of £0.000001 nominal value and 49 D deferred shares of £0.000001 nominal value each, each the June 2025 Subdivision, and (y) adopt new Articles of Association, which made consequential amendments to the existing Articles of Association of the Company to reflect the June Subdivision. As is standard for deferred shares, each D deferred share has very limited rights and is effectively valueless. The D deferred shares have the rights and restrictions as set out in the Articles of Association and do not entitle the holder thereof to receive notice of or attend and vote at any general meeting of the Company or to receive a dividend or other distribution.

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

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to risks related to:

•	our requirement for additional financing and our ability to continue as a going concern;

•	our estimates regarding losses, expenses, future revenues, capital requirements and needs for additional financing;

•	our ability to successfully develop, test and partner with a licensee to manufacture or commercialize products for conditions using our technology platforms;

•	the successful commercialization and manufacturing of our any future product we may commercialize or license;

•	the success and timing of our preclinical studies and clinical trials;

•	shifts in our business and commercial strategy;

•	the filing and timing of regulatory filings, including Investigational New Drug applications, with respect to any of our product candidates and the receipt of any regulatory approvals;

•	the anticipated medical benefits of our product candidates;

•	the difficulties in obtaining and maintaining regulatory approval of our product candidates, and the labeling under any approval we may obtain;

•	the success and timing of the potential commercial development of our product candidates and any product candidates we may acquire in the future, including eRapa and tolimidone;

•	our plans and ability to develop and commercialize our product candidates and any product candidates we may acquire in the future;

•	the ability to manufacture products in third-party facilities;

•	the rate and degree of market acceptance of any of our product candidates;

•	the successful development of our commercialization capabilities, including our internal sales and marketing capabilities;

•	obtaining and maintaining intellectual property protection for our product candidates and our proprietary technology;

•	the success of competing therapies and products that are or become available;

•	the success of any future acquisitions or other strategic transactions;

•	the difficulties of integrating the business of any future acquisitions into our own;

•	cybersecurity and other cyber incidents;

•	industry trends;

•	the impact of government laws and regulations;

•	regulatory, economic and political developments in the United Kingdom, the European Union, the United States and other foreign countries, including any impact from the United Kingdom leaving the European Union;

•	the difficulties doing business internationally;

•	the ownership of our Ordinary Shares and Depositary Shares;

•	our ability to continue to meet the listing criteria required to remain listed on the NASDAQ Capital Market;

•	our ability to recruit or retain key scientific or management personnel or to retain our senior management;

•	the impact and costs and expenses of any litigation we may be subject to now or in the future;

•	the performance of third parties, including joint venture partners, our collaborators, third-party suppliers and parties to our licensing agreements; and

•	other risks and uncertainties, including those described in “Risk Factors” in this annual report.

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

We are an early-stage biopharmaceutical company. Investment in biopharmaceutical product development is highly speculative because we entail substantial upfront capital expenditures and significant risk that a product candidate will fail in development, will fail to gain regulatory approval or otherwise fail to become commercially viable. We continue to incur significant development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred substantial losses since our inception. For the years ended December 31, 2025, 2024 and 2023 we had a net loss of £6.25 million, £5.73 million and £7.08 million, respectively. For the year ended December 31, 2025, we had an accumulated deficit of £155.67 million.

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

Our consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 2025, we had cash and cash equivalents of £8.53 million.

We have prepared cash flow forecasts and considered the cash flow requirement for the next three years, including the period 12 months from the date of approval of the financial statements included in this annual report. Our forecasts show that further financing will be required before third quarter of 2026 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. In January 2025, we entered into a $35.0 million equity line of credit agreement, or ELOC, with C/M Capital Master Fund LP, whereby we may direct such investor from time to time to purchase Depositary Shares (subject to certain limitations) and receive proceeds in accordance with a formula price. To date, we have sold $8.92 million of shares under the ELOC. However, there is no guarantee that we will be able to use the ELOC to the extent necessary to finance our operations.

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

We expect to continue to spend substantial amounts of our cash resources going forward in order to advance the development of our product candidates. We believe we have sufficient funds to continue our operations until the third quarter of 2026, and we believe that we will need to raise additional capital to fund our operations thereafter.

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

Further, our forecast also does not reflect the possibility that we may not be able to access a portion of our existing cash, cash equivalents and investments due to market conditions. For example, if banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

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

Our development efforts generally are in the early stages. All of our product candidates are in clinical development or preclinical development phases. If we are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

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

With the exception of the Phase 3 trial of eRapa which, together with a company match is substantially funded by a grant from the Cancer Prevention and Research Institute of Texas, or CPRIT, we have determined generally not to conduct expensive, late-stage clinical trials in humans. Instead, we intend to focus our resources on smaller pilot trials designed to establish proof of concept. With the exception of eRapa, we expect our licensing partners to be responsible for late-stage clinical trials. We and any of our current or potential licensing partners may experience delays in ongoing or future clinical trials and we do not know whether planned clinical trials will begin or enroll subjects on time, need to be redesigned or be completed on schedule, if at all.

There is no assurance that current or future clinical trials of our product candidates, will be successful or will generate positive clinical data and we or our licensing partners may not receive marketing approval from the FDA, European Commission, or other regulatory authorities for any of our product candidates. We have limited experience submitting NDAs, biologics license applications, or BLAs, and investigational new drug applications, or INDs, to the FDA, as well as clinical trial applications, or CTAs, or marketing authorization applications, or MAAs, to the EMA. MTX240 and tolimidone are both at a relatively early stage in their clinical development. There can be no assurance that the FDA will permit any of our or our licensing partners’ future NDAs, BLAs, or INDs, including the NDA for eRapa, MTX240 or tolimidone or any future INDs for our other product candidates, to go into effect in a timely manner or at all. Without an IND or CTA for a product candidate, we or our licensing partners will not be permitted to conduct clinical trials in the United States or the European Union, respectively, of such product candidate.

Drug or biological product development is a difficult, long, time-consuming, expensive and uncertain process, and delay or failure can occur at any stage. Failure to obtain regulatory approval for our product candidates will prevent us from commercializing and marketing them. Clinical trials may be delayed, suspended or prematurely terminated for a variety of reasons, such as:

•	delay or failure to complete preclinical studies;

•	insufficient financial and other resources to complete the necessary preclinical studies and clinical trials;

•	delay or failure in reaching agreement with the applicable regulatory authorities on a trial design;

•	delay or failure in obtaining authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a clinical trial;

•	delay or failure in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial providers and sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delay or failure in obtaining institutional review board, or IRB, ethics committee approval or the approval of other reviewing entities, including foreign regulatory authorities, to conduct a clinical trial at each site;

•	failure to recruit, or subsequent withdrawal of, clinical trial sites from clinical trials as a result of changing standards of care or the ineligibility of a site to participate in our clinical trials;

•	delay or failure in recruiting and enrolling suitable subjects to participate in a trial;

•	delay or failure in having subjects complete a trial or return for post-treatment follow-up;

•	clinical sites and investigators deviating from trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

•	inability to identify and maintain a sufficient number of trial sites, many of which may already be engaged in other clinical trial programs, including some that may be for the same indication;

•	failure of third party clinical trial managers or clinical sites to satisfy contractual duties or meet expected deadlines;

•	delay or failure in adding new clinical trial sites;

•	ambiguous or negative interim results, or results that are inconsistent with earlier results;

•	the need for clinical trial protocol modifications based on comments from the EMA, the MHRA, the FDA, a responsible IRB, a data safety monitoring board, or other regulatory authority, or on results from earlier stage or concurrent preclinical and clinical studies;

•	decisions by the EMA, the MHRA, the FDA, a responsible IRB, other regulatory authorities, or us, or recommendation by a data safety monitoring board, to suspend or terminate a clinical trial at any time for safety issues or for any other reason;

•	unacceptable risk-benefit profile or unforeseen safety issues or adverse side effects;

•	failure to demonstrate a benefit from using our product candidate over existing marketed products or established standard of care treatment;

•	manufacturing issues, including problems with manufacturing or obtaining from third parties sufficient quantities of raw materials, active pharmaceutical ingredients, or API, or product candidates for use in clinical trials; and

•	changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

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

Negative results in the development of our lead product candidates may also prevent or delay our ability to continue or conduct clinical programs or receive regulatory approvals for our other product candidates. For example, although we believe our preclinical studies and animal testing of eRapa and tolimidone demonstrate indications of acceptable safety and effectiveness profiles, future clinical trials may fail to demonstrate adequate levels of safety or effectiveness. Consequently, in order to obtain regulatory approval, we may have to reach agreement with the FDA on defining the optimal patient population, study design, and size, any of which may require significant additional resources and delay our clinical trials and ultimately the approval, if any, of any of our product candidates.

We may experience setbacks that could delay or prevent regulatory approval of, or our or our licensing partners’ ability to commercialize, our product candidates, including:

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

If we are required to conduct additional clinical trials or other testing our product candidates, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive, if there are safety concerns or if we determine that the observed safety or efficacy profile would not be competitive in the marketplace, we or our licensing partners may:

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

In addition, the U.S. Congress recently amended the FDCA to require sponsors of a Phase 3 clinical trial, or other “pivotal study” of a new drug or biologic to support marketing authorization, to design and submit a diversity action plan for such clinical trial. The action plan must describe appropriate diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. We or our licensing partners must submit a diversity action plan to the FDA by the time a Phase 3 trial, or pivotal study, protocol is submitted to the agency for review, such as for our Phase 3 trial of eRapa, unless we or our licensing partners are able to obtain a waiver for some or all of the requirements for a diversity action plan. Initiation of such trials may be delayed if the FDA objects to a proposed diversity action plans for any future Phase 3 trial of our product candidates. We or our licensing partners may experience difficulties recruiting a diverse population of patients in attempting to fulfill the requirements of any approved diversity action plan.

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

The time required to obtain approval for a product candidate by the EMA, the MHRA, the FDA and other comparable foreign regulatory authorities is unpredictable, and it typically takes many years following the commencement of preclinical studies and clinical trials, if approval is obtained at all, and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate, and it is possible that we may never obtain regulatory approval for any product candidate we may seek to develop in the future. Neither we nor any current or future collaborator is permitted to market any drug product candidate in the United States until FDA grants regulatory approval of an NDA for such product candidate. Likewise, none of our product candidates may be marketed in the European Union, the United Kingdom, or any other country or jurisdiction until the applicable regulatory authority grants the product candidate marketing authorization approval as required under the laws of such country.

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

Of the large number of products in development, only a small percentage successfully complete the FDA, EMA, MHRA, or other comparable regulatory approval processes and are commercialized. The lengthy approval and marketing authorization process as well as the unpredictability of future clinical trial results may result in our or our licensing partners’ failing to obtain regulatory approval and marketing authorization to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

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

There are a number of pharmaceutical and biotechnology companies that currently market and sell products or are pursuing development of products that could compete with our product candidates. With respect to eRapa, there are no currently approved products with a familial adenomatous polyposis, or FAP, indication, though certain non-steroidal anti-inflammatory drugs may be prescribed off label. Tempest Therapeutics, Inc., Panbela Therapeutics, Inc. and Recursion Pharmaceuticals, Inc. are developing products for FAP. There are at least four products approved for the treatment of GIST, all of which are tyrosine kinase inhibitors, or TKIs. Cogent Biosciences, Inc. and GSK plc are developing new TKIs for the treatment of GIST. With respect to tolimidone, teplizumab, the first disease-modifying treatment of Type 1 diabetes, or T1D, has been approved for the delay of Stage 3 T1D and a number of companies are researching potentially disease-modifying approaches to T1D including stem cell therapies by Vertex Pharmaceuticals, Inc. and CRISPR Therapeutics AG and SAB Biotherapeutics, Inc. is developing an immunotherapeutic. In addition, the JDRF T1D Fund has invested in approximately 30 private companies working on a variety of approaches to the treatment of T1D.

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

All aspects of our business, including research and development, manufacturing, marketing, pricing, sales, litigation, and intellectual property rights, are subject to extensive legislation and regulation. Changes in applicable U.S. federal and state laws and agency regulation, as well as foreign laws and regulations, could have a materially negative impact on our business. In the United States and in some other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates or any potential future product candidates of ours, restrict or regulate post-approval activities, or affect our ability to profitably sell any product candidates for which we obtain marketing approval. Increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. Congress also must reauthorize the FDA’s user fee programs every five years and often makes changes to those programs in addition to policy or procedural changes that may be negotiated between the FDA and industry stakeholders as part of this periodic reauthorization process. The next FDA user fee reauthorization package entered stakeholder negotiations in mid-2025, and any agreement is expected to be sent to Congress in early 2027 for purposes of initiating the legislative process. Reauthorization of the prescription drug user fee program must be finalized by Congress by the end of September 2027 in order to avoid a disruption in FDA’s review goals for NDAs and BLAs and other activities supported by user fees assessed against industry.

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

The Drug Supply Chain Security Act, or DSCSA, imposes obligations on manufacturers of pharmaceutical products related to product tracking and tracing. Other legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are unsure whether additional legislative changes will be enacted, or whether the current regulations, guidance or interpretations will be changed, or whether such changes will have any impact on our business.

Additionally, there has been heightened governmental scrutiny in the United States of biopharmaceutical pricing practices considering the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, state legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In December 2020, the U.S. Supreme Court held unanimously that federal law does not preempt the states’ ability to regulate pharmaceutical benefit managers, or PBMs, and other members of the healthcare and pharmaceutical supply chain, an important decision that may lead to further and more aggressive efforts by states in this area. Then, in mid-2022, the Federal Trade Commission, or FTC, launched sweeping investigations into the practices of the PBM industry that appear to be contributing to additional federal and state legislative and regulatory proposals, as well as enforcement action and private litigation, targeting PBM operations, pharmacy networks, or financial arrangements. In February 2026, President Trump signed into law several PBM regulatory reforms as part of a federal budget package, including but not limited to requirements for PBMs to pass back 100% of rebates and fees to commercial health plan sponsors; to provide extensive informational disclosures related to patients’ coverage and benefits; and to accept only bona fide service fees from drug companies when providing services under Medicare Part D. The DOL also issued a proposed rule in January 2026 that would mandate specific PBM fee disclosures to self-insured plan fiduciaries under ERISA, which would allow plan fiduciaries to audit those PBM disclosures to confirm accuracy. In addition, in the last few years, several states have formed prescription drug affordability boards, or PDABs, with the authority to implement upper payment limits, or UPLs, on drugs sold in their respective jurisdictions. There are several pending federal lawsuits challenging the authority of states to impose UPLs, however.

In August 2022, the Inflation Reduction Act, or IRA, was signed into the law the IRA. The IRA includes multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. For example, a manufacturer of a drug or biological product covered by Medicare Parts B or D must pay a rebate to the federal government if the product’s price increases faster than the rate of inflation. This calculation is made on a product-by-product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, CMS will negotiate drug prices annually for a select number of single source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease. Any additional federal or state healthcare reform measures could limit the amounts that third-party payers will pay for future healthcare products and services, and, in turn, could significantly reduce the projected value of certain development projects and reduce our profitability.

On May 12, 2025, the Trump Administration issued an Executive Order titled “Delivering Most-Favored Nation Prescription Drug Pricing to American Patients”, outlining a plan to reduce prescription drug costs in the United States, which was followed by formal letters to major pharmaceutical companies in July 2025 outlining steps they must take to lower prescription drug costs to American patients and taxpayers. In the future, there will likely continue to be proposals relating to the reform of the United States healthcare system, some of which could further limit coverage and reimbursement of drug products, including our product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Our results of operations could be adversely affected by the ACA and by other health care reforms that may be enacted or adopted in the future.

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

Future legislative and regulatory proposals may materially impact the ability of the FDA and other regulatory agencies to operate as they have historically operated. We cannot be sure whether additional legislative changes or executive orders will be enacted, or whether any of the FDA’s regulations, guidances or interpretations will be changed, or what the impact of such changes on the agency and its scientific review staff, if any, may be. For example, the FDA has experienced significant and rapid fluctuations in leadership and scientific review personnel, which may be key contributing factors in multiple reported delays in agency decision making on marketing applications and agency requests for additional data that are inconsistent with prior regulatory feedback. Additionally, the next FDA user fee reauthorization package entered stakeholder negotiations in mid-2025, and any agreement will be sent to Congress in early 2027. Reauthorization of the prescription drug user fee program must be finalized by Congress by the end of September 2027 in order to avoid a disruption in FDA’s review goals for NDAs or BLAs, and to other activities supported by user fees assessed against industry.

Disruptions at the FDA and other agencies may slow the time necessary for clinical trial applications and/or marketing applications for new drugs to be reviewed or approved, which would adversely affect our business. For example, political disputes in Congress may result in a shutdown of the U.S. government and, in such cases, certain regulatory agencies, such as the FDA and the SEC, may have to furlough critical staff and stop critical activities during that period. Government shutdowns or slowdowns can increase the time needed for an agency to complete its review or make final approvals or other administrative decisions. If a prolonged government or slowdown shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

The uncertain nature, scope, magnitude, and duration of hostilities stemming from geopolitical conflicts, including the potential effects of such hostilities as well as sanctions, embargoes, asset freezes, cyberattacks and other actions taken in response to such hostilities on the world economy and markets, have disrupted global markets and contributed to increased market volatility and uncertainty, which could have an adverse impact on macroeconomic and other factors that affect our business and supply chain. Any disruption in our supply chain could reduce our revenue and adversely impact our financial results. Such a disruption could occur as a result of any number of events, including, but not limited to, military conflicts, geopolitical developments, war or terrorism, including the ongoing conflicts in Ukraine and Israel and Gaza, ongoing tensions with the Russian Federation and China, and disruptions in utility and other services. Any inability to obtain adequate deliveries or any other circumstance that would require us to seek alternative sources of supply or to manufacture, assemble, and test such components internally could significantly delay our ability to ship our products, which could damage relationships with current and prospective customers and could harm our reputation and brand and could adversely affect our business, financial condition, and results of operations.

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

We currently, and may continue to operate outside of the United Kingdom. These international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to, risks regarding:

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

U.S. President Trump has increased, and has indicated his willingness to continue to increase, the use of tariffs by the United States to accomplish certain United States policy goals. On April 2, 2025, a universal 10% tariff on all United States imports was announced, with higher tariffs ranging from 11% to 50% on imports from 57 countries. Tariff rates have since fluctuated as a result of bilateral negotiations and legal challenges, and product-specific tariffs have also been implemented. On February 20, 2026, the United States Supreme Court ruled against the Trump administration’s use of tariffs under the International Emergency Economic Powers Act, or IEEPA, and U.S. Customs and Border Protection halted collections of IEEPA tariffs on February 24, 2026. However, the decision creates uncertainty related to various aspects of the tariffs previously collected under the IEEPA, including whether, and if so, how, companies may be able to recover any portion of IEEPA tariffs previously paid. Additionally, in response to the U.S. Supreme Court ruling, the Trump administration imposed a new worldwide tariff effective for 150 days from February 24, 2026. These ongoing measures have led to retaliatory tariffs from affected countries and have contributed to increased trade tensions and economic uncertainty. Such tariffs and any countermeasures could increase the cost of raw materials and components necessary for our operations, disrupt our supply chain and create additional operational challenges. Further, it is possible that government policy changes and related uncertainty about policy changes could increase market volatility. Because of these dynamics, we cannot predict the impact of any future changes to the United States’ or other countries’ trading relationships or the impact of new laws or regulations adopted by the United States or other countries on our business. Such changes in tariffs and trade regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

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

In the European Union, the General Data Protection Regulation (EU) 2016/679, or GDPR, lays down the legal framework for data protection and privacy. The GDPR applies directly in all European Union member states (until December 31, 2020, this included the United Kingdom) and applies to companies with an establishment in the European Economic Area, or EEA, and to certain other companies not in the EEA that process personal data in relation to offering or providing goods or services to individuals located in the EEA, or monitor the behavior of individuals located in the EEA. In the United Kingdom, the GDPR has been implemented into United Kingdom domestic law, with effect from January 1, 2021, pursuant to the European Union (Withdrawal) Act 2018 and as adapted by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (as amended), which makes some minor technical amendments to ensure the GDPR, or the UK GDPR, is operable in the United Kingdom. The UK GDPR is also supplemented by the Data Protection Act 2018. United Kingdom and European Union data protection law is therefore generally aligned. The GDPR and UK GDPR implement stringent operational requirements for both controllers and processors of personal data, including, for example, expanded disclosure requirements about how personal information is to be used, limitations on retention of information, increased requirements pertaining to health data and pseudonymized (i.e., key-coded) data, increased cyber security requirements, new rights for individuals to be “forgotten” and rights to data portability, as well as enhanced existing rights (e.g., access requests), mandatory data breach notification requirements and higher standards for controllers to demonstrate that they have obtained a valid legal basis for certain data processing activities when compared against the previous legal framework for data protection and privacy which was replaced by GDPR when it came into effect on May 25, 2018. In particular, medical or health data, genetic data and biometric data are all classified as “special category” data under the GDPR and the UK GDPR, and afforded greater protection and require additional compliance obligations. Further, the GDPR provides that European Union member states may make their own further laws and regulations in relation to the processing of genetic, biometric or health data, which could result in differences between member states, limit our ability to use and share personal data or could cause our costs to increase, and harm our business and financial condition.

The GDPR and the UK GDPR also regulate the overseas transfer of personal data subject to the GDPR or UK GDPR to so-called third countries that have not been found by the European Commission or the United Kingdom government, respectively, to provide an adequate level of data protection. The GDPR and UK GDPR only permit exports of personal data outside of the European Union and United Kingdom, respectively, to “non-adequate” countries where there is a suitable data transfer mechanism in place to safeguard personal data or where a derogation applies for a specific situation. As from 2020, legal developments in Europe have created complexity and uncertainty regarding such transfers. For instance, on July 16, 2020, the Court of Justice of the European Union, or CJEU, invalidated, the E.U.-U.S. Privacy Shield Framework, or the Privacy Shield, under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. However, on July 10, 2023, the European Commission adopted an adequacy decision for a new mechanism for transferring data from the European Union to the United States – the E.U.-U.S. Data Privacy Framework, which provides E.U. individuals with several new rights, including the right to obtain access to their data, or obtain correction or deletion of incorrect or unlawfully handled data, and allows U.S. companies to self-certify to the U.S. Department of Commerce their compliance with a set of agreed privacy principles in order to freely receive E.U. personal data. The adequacy decision followed the signing of an executive order in the U.S. introducing new binding safeguards to address the points previously raised by the CJEU judgment. Notably, the new obligations were geared to ensure that data can be accessed by U.S. intelligence agencies only to the extent necessary and proportionate and to establish an independent and impartial redress mechanism to handle complaints from Europeans concerning the collection of their data for national security purposes. The UK-US Data Bridge (the United Kingdom extension to the Data Privacy Framework) came into force shortly after the E.U. – U.S. Data Privacy Framework, and provides UK individuals with similar rights. Organizations that have not certified under the under the E.U. – U.S. Data Privacy Framework (or the UK-US Data Bridge) may utilize another data transfer mechanism, such as the EU Commission approved Standard Contractual Clauses, or the United Kingdom equivalent, respectively. The European Commission and the UK government will continually review developments in the United States along with their adequacy decisions. Consequently, there is some risk of any data transfers from the European Union and United Kingdom being halted. In addition, in June of 2021, the European Commission issued a decision, which was subsequently renewed on December 19, 2025, that the United Kingdom ensures an adequate level of protection for personal data transferred under the E.U. GDPR from the European Union to the United Kingdom, meaning that organizations in the EEA can send personal data to the United Kingdom under the E.U. GDPR without additional safeguards. The amended adequacy decision has a limited duration of six years. Adequacy decisions can be adapted or even withdrawn in the event of developments affecting the level of protection in the applicable jurisdiction.

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

We are, and may continue to be, reliant on other parties for the successful development and commercialization of many of our product candidates. We have in the past, and continue to rely upon, CROs and clinical investigators for the conduct of our clinical trials and upon contract laboratories for execution of our preclinical studies, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs or collaboration partners does not relieve us of our regulatory responsibilities. We also rely on third parties to assist in conducting our preclinical studies in accordance with good laboratory practices, or GLP, and requirements with respect to animal welfare. We and our CROs or collaboration or licensing partners are required to comply with GCP, which are regulations and guidelines enforced by the MHRA, the FDA, the EMA and comparable foreign regulatory authorities for all of our products in clinical development. Regulatory authorities enforce GCP regulations, and other regulations applicable to clinical trials and investigational drug or biological products, through periodic inspections of trial sponsors, CROs, principal investigators and trial sites. If we or any of our CROs or partners fail to comply with applicable GCP regulations or other clinical trial regulations, the data generated in our clinical trials may be deemed unreliable and the EMA, the MHPA, the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot be assured that upon inspection by a given regulatory authority, that such regulatory authority will determine that any of our clinical trials comply with GCP requirements or other applicable regulations. In addition, our clinical trials must be conducted with product produced under cGMP requirements. Failure to comply with these regulations may require us to repeat preclinical and clinical trials, which would delay the regulatory approval process.

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

Because we have relied on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves risk that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third-party providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, or successfully transition such relationship to other third-party service providers, including CROs, our business may be adversely affected. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

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

As of the date hereof, we have sold 57,648,000,000 Ordinary Shares under the ELOC, for gross proceeds of approximately $8.9 million, and issued 1,840,460,000 Ordinary Shares to the Investor in satisfaction of a commitment fee.

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

Our Depositary Shares are currently listed on the NASDAQ Capital Market. We are required to meet certain qualitative and financial tests to maintain the listing of the Depositary Shares on the NASDAQ Capital Market. We cannot assure you that in the future we will remain in compliance with all applicable requirements for continued listing on the NASDAQ Capital Market, including NASDAQ’s minimum bid price requirement. If we fail to sustain compliance with all applicable requirements for continued listing on NASDAQ, our Depositary Shares may be subject to delisting by NASDAQ. This could inhibit the ability of our holders of Depositary Shares to trade their shares in the open market, thereby severely limiting the liquidity of such shares. Although holders may be able to trade their shares of Depositary Shares on the over-the-counter market, there can be no assurance that this would occur. Further, the over-the-counter market provides significantly less liquidity than NASDAQ and other national securities exchanges, is thinly traded and highly volatile, has fewer market makers and is not followed by analysts. As a result, your ability to trade or obtain quotations for these securities may be more limited than if they were quoted on NASDAQ or other national securities exchanges.

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

In July 2025, we changed the ratio of our Ordinary Shares to Depositary Shares, which had the effect of a one-for-10 reverse split of Depositary Shares and reduced the amount of Depositary Shares publicly traded. There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of our securities. Our Depositary Shares have historically had limited trading volume, which may also result in volatility.

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

In addition, our officers, directors and principal shareholders are currently exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the related rules with respect to their purchases and sales of Ordinary Shares and Depositary Shares. Accordingly, you may receive less information about us than you would receive about a public company incorporated in the United States and may be afforded less protection under the United States federal securities laws than you would be if we were incorporated in the United States.

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

We are incorporated as a public limited company in England and Wales and nearly all of our assets are located outside the United States. In addition, all but one of the members of our Board of Directors are non-United States nationals and all members of our Board of Directors are residents of countries, including the United Kingdom, outside of the United States. Most or all of the assets of these individuals are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

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

Even if, as expected, we are, and continue to be, treated as a resident of the United Kingdom for tax purposes, it would in principle be possible for the tax authorities of another jurisdiction to treat us either (a) being resident for tax purposes in that other jurisdiction or (b) having a permanent establishment for tax purposes in that jurisdiction. While we intent to operate in such a manner that this would not be the case, this analysis is highly factual and may depend on future changes in our management and organizational structure; accordingly, there can be no assurance regarding the final determination of our tax residence or where we may be treated as having a permanent establishment. Should we be treated as resident for tax purposes, or having a permanent establishment, in another jurisdiction other than the United Kingdom, we would be subject to taxation in such jurisdiction in accordance with such jurisdiction’s laws, which could result in additional costs and expenses. If we were to cease to be treated as a resident of the United Kingdom for tax purposes, this could result in exit charges and additional costs and expenses.

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

If we are deemed or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2025 or in any prior or subsequent year, this may result in adverse U.S. federal income tax consequences for U.S. taxpayers that are holders of our securities.

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

We do not believe we were a PFIC for 2025, but there can be no assurance that we will not be a PFIC for 2026 or for any other taxable year, as our operating results for any such years may cause us to be a PFIC. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. shareholder owns our securities, and such U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or a QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our securities will be subject to special rules. Under these rules: (1) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the securities; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the United States Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold or have held our securities during a period when we were or are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. However, because we do not intend to prepare or provide the information that would permit the making of a valid QEF election, such an election will not be available to United States holders.

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

To better be able to continue the commercial development of the research and development programs of Midatech Ltd, Midatech Pharma PLC was incorporated on September 12, 2014 under the laws of England and Wales, to be the public holding company of Midatech Ltd and Midatech Pharma (Wales) Limited under registered number 09216368. On December 8, 2014, we completed our initial public offering of our Ordinary Shares in the United Kingdom. On December 4, 2015, we acquired DARA Biosciences, Inc., and in connection therewith, listed our Depositary Shares on the NASDAQ Capital Market.

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

Business Overview

We are a clinical stage biopharmaceutical company developing a pipeline of innovative products focused on the treatment or prevention of gastrointestinal cancers including gastrointestinal stromal tumors, or GIST and familial adenomatous polyposis, or FAP.

In April 2024 we licensed eRapa, a proprietary formulation of rapamycin, from Rapamycin Holdings, Inc. d/b/a Emtora Biosciences, Inc., or Emtora. Rapamycin is an mTOR inhibitor. As a central regulator of cell metabolism, growth, proliferation and survival, the mTOR pathway is activated during various cellular processes including tumor formation and angiogenesis. Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin. A Phase 2 study of eRapa in NMIBC, now being conducted as an IIT by the University of Texas, San Antonio, is ongoing. On February 10, 2025, we announced that the FDA had granted fast track designation for eRapa. Fast track designation is intended to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need. In May 2025, we announced the receipt of an additional grant of $3.0 million from CPRIT to support the registrational Phase 3 program of eRapa in FAP, which, along with the prior grants received from CPRIT and the Company match, we expect will fund substantially all costs of the Phase 3 study.

The Phase 3 study of eRapa in FAP is a double-blind placebo-controlled trial in 168 patients, randomized 2:1 drug / placebo, conducted in approximately 30 clinical sites across the United States and Europe. On June 25, 2025, we announced the activation of the first clinical study site for our Phase 3 clinical study in patients with FAP, which is actively screening patients. On July 14, 2025, we announced the filing of a Clinical Trial Application, or CTA, with the European Medicines Agency, or EMA, for the Phase 3 study, which is required to begin a clinical trial in Europe, and on August 18, 2025, we announced the enrollment of the first two patients in the Phase 3 study by the Pan American Center for Oncology in San Juan, Puerto Rico. On November 3, 2025, we announced the approval of the CTA by the EMA for the Phase 3 study in Europe, and on December 1, 2025 we announced the enrollment of the first European patients into the study. As of March 16, 2026, there were 22 active clinical sites and 37 patients enrolled in the Phase 3 study.

On February 4, 2026 we licensed MTX240, formerly known as OPB-171775, from Otsuka Pharmaceutical Co., Ltd, or Otsuka. MTX240 is a new chemical entity molecular glue which we intend to develop initially for GIST. Otsuka developed a comprehensive preclinical data package and gained approval for a Phase 1 study from the Pharmaceuticals and Medical Devices Agency in Japan. GIST is driven by activating mutations in the KIT receptor tyrosine kinase. While tyrosine kinase inhibitors (TKIs) such as imatinib, sunitinib, and regorafenib are reported to have significantly improved outcomes for GIST patients, resistance typically develops through secondary KIT mutations or activation of alternative signaling pathways. This represents a substantial clinical challenge with limited therapeutic options for patients once they have cycled through the available TKIs.

MTX240 acts as a molecular glue, bringing two intracellular proteins, PDE3a and SLFN12, specifically co-expressed by GIST cancer cells, into close proximity to form a stable complex. This interaction stabilizes SLFN12, enabling it to drive RNase-mediated apoptosis in GIST cells through a mechanism independent of KIT or PDGFR signaling. By triggering cell death through this alternative pathway, MTX240 is designed to overcome the resistance mechanisms that render TKI-resistant GISTs refractory to conventional kinase inhibitors. This novel mechanism may provide clinical benefit for a significant proportion of GIST patients, not only those who have developed resistance to TKIs.

Our first priority with respect to MTX240 is to engage a contract manufacturer to manufacture clinical trial material, file an IND application and commence a Phase 1b / 2a dose escalation study to determine a maximum tolerated dose and preferred regimen followed by an extension component to assess potential efficacy signals in TKI-resistant patients.

Tolimidone is a selective activator of the enzyme lyn kinase which increases phosphorylation of insulin substrate -1, thereby amplifying the signaling cascade initiated by the binding of insulin to its receptor. Lyn kinase modulates key intracellular functions such as proliferation, differentiation, apoptosis, migration and metabolism. In fat cells, lyn kinase increases utilization of insulin, thus decreasing blood sugar without having an effect on insulin production. In pancreatic islets, activation of lyn kinase promotes beta cell survival and proliferation, whereas its inhibition leads to cell death, prevents proliferation and precipitates diabetes. We are developing tolimidone for T1D initially in a Phase 2a dose confirming study. On June 4, 2025, we announced the recruitment of the first patient in the study. The study will measure C-peptide levels (a marker for insulin) and HbA1c (a marker for blood glucose) after three months compared with baseline and the number of hyperglycemic events initially in 12 patients across three dose groups.

Due to resource constraints, MTX110, a liquid formulation of the histone deacetylase, panobinostat, being studied in aggressive rare/orphan brain cancer indications, has been de-prioritized and is no longer a key program for the Company. In addition, we have closed our laboratory in Cardiff, Wales and are no longer investing in our drug delivery technologies, which included Q-Sphera, MidaSolve and MidaCore.

Revenue. Revenue for the whole of the Company for the years ended December 31, 2025, 2024 and 2023 is set out below.

	Year ended December 31,
(£ in thousands)	2025	2024	2023

Revenue (Europe, including United Kingdom)	--	--	381
Revenue (Rest of World)	--	--	--
Total Revenue from continuing and discontinued operations	--	--	381

Recent Developments

MTX240 License. On February 3, 2026, we announced that we had entered into a license and collaboration agreement, or the Otsuka License Agreement, with Otsuka, pursuant to which Otsuka granted us an exclusive, worldwide (excluding Japan) license, or the MTX240 Licensed Territory, to develop manufacture and commercialize OPB-171755, to be designated MTX240, a Phase 1-ready molecular glue therapeutic candidate, for all human therapeutic uses. We intend to initially develop MTX240 for the treatment of gastrointestinal stromal tumors.

Pursuant to the Otsuka License Agreement, we will be responsible for all development, manufacturing and commercialization activities for MTX240 in the MTX240 Licensed Territory, and Otsuka will retain all rights to MTX240 in Japan. As consideration for the license, we made an upfront payment to Otsuka, and Otsuka is eligible to receive one-time development and regulatory milestones, as well as tiered royalties in the mid-single digits on the net sales of licensed products. We are also obligated to pay Otsuka a percentage of any sublicense income we receive, subject to certain exceptions.

 Our Strategy

In early 2023, we decided to re-position the Company as therapeutics (as opposed to drug delivery) company and we began looking for additional assets. The delivery of proof-of-concept clinical data is the primary focus of our business model going forward.

Due to resource constraints our MTX110 programs in rare/orphan brain cancers and our proprietary drug delivery technologies are no longer priorities for the Company.

Development

Our intention is to build a balanced portfolio of clinical-stage development assets, ideally with a focus on rare / orphan indications in gastrointestinal / oncology. eRapa was in-licensed in April 2024 and is being developed for FAP and NMIBC. In the third quarter of 2025, we enrolled our first patients on the multi-center registrational Phase 3 trial in FAP branded ‘Serenta.’ The Phase 2 trial in NMIBC, now being conducted as an investigator initiated trial (IIT) by the University of Texas, San Antonio, has enrolled all 166 patients and is expected to read out in the third quarter of 2026. MTX240 was in-licensed from Otsuka in February 2026 and we intend to develop it for GIST. Our goal is to manufacture clinical trial supplies and dose the first patient in a Phase 1b/2a dose escalation and extension study by 2026 year end. Tolimidone, which was in-licensed in December 2023, is undergoing a Phase 2a IIT at the University of Alberta Diabetes Institute for T1D.

Our aim is generally to develop our clinical assets to proof-of-concept stage before securing partners to undertake the most expensive, later stage development. Because of $20.0 million of grant funding from CPRIT, we are developing eRapa through Phase 3 to potential registration.

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

Pipeline

We are actively pursuing the development of eRapa in FAP, MTX240 in GIST and tolimidone in T1D. Due to resource constraints, MTX110 has been de-prioritized and is no longer a key program for the Company. Our development pipeline is as follows:

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

The Phase 3 study of eRapa in FAP is a double-blind placebo-controlled trial in 168 patients, randomized 2:1 drug / placebo, conducted in approximately 30 clinical sites across the United States and Europe and with a primary endpoint being time to a defined progression free survival event. In May 2025, we announced the receipt of an additional grant of $3.0 million from the Cancer Prevention and Research Institute of Texas, or CPRIT, to support the registrational Phase 3 program of eRapa in FAP, which, along with the prior grants received from CPRIT and the Company match, we expect will fund substantially all costs of the Phase 3 study. On June 25, 2025, we announced the activation of the first clinical study site for our Phase 3 clinical study in patients with FAP, which is actively screening patients. On July 14, 2025, we announced the filing of a Clinical Trial Application, or CTA, with the European Medicines Agency, or EMA, for the Phase 3 study, which is required to begin a clinical trial in Europe, and on August 18, 2025, we announced the enrollment of the first two patients in the Phase 3 study by the Pan American Center for Oncology in San Juan, Puerto Rico. On November 3, 2025, we announced the approval of the CTA by the EMA for the Phase 3 study in Europe, and on December 1, 2025 we announced the enrollment of the first European patients into the study.

On February 10, 2025, we announced that the FDA had granted fast track designation for eRapa. Fast track designation is intended to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need.

NMIBC refers to tumors found in the tissue that lines the inner surface of the bladder. The most common treatment is transurethral resection of the bladder tumor followed by intravesical Bacillus Calmette-Guerin with chemotherapy depending upon assessment of risk of recurrence. NMIBC is the fourth most common cancer in men with an incidence of 10.1 per 100,000 and 2.5 per 100,000 in women. The multi-center, double-blind, placebo-controlled Phase 2 study in NMIBC, now being conducted as an IIT by the University of Texas, San Antonio, is expected to enroll up to 166 patients with primary endpoints of safety/tolerability and relapse free survival after 12 months of treatment. The Phase 2 study, which is supported by a $2.8 million non-dilutive grant from the National Cancer Institute, part of the National Institutes of Health, is ongoing.

MTX240. MTX240 is a small molecule new chemical entity developed by, and licensed from, Otsuka in February 2026. It was originally coded OPB-171775 by Otsuka. It is a so-called molecular glue intended to be developed for the treatment of GIST. The compound also has the potential to be useful in additional indications. In our pipeline, OPB-171775 is coded as MTX240.

Molecular glue technology represents a novel approach that induces targeted protein interactions, offering a distinct mechanism of action to conventional kinase inhibitors for rare oncology indications. GIST is driven by activating mutations in the KIT receptor tyrosine kinase. While TKIs such as imatinib, sunitinib, and regorafenib are reported to have significantly improved outcomes for GIST patients, resistance typically develops through secondary KIT mutations or activation of alternative signaling pathways. This represents a substantial clinical challenge with limited therapeutic options for patients once they have cycled through the available TKIs.

MTX240 acts as a molecular glue, bringing two intracellular proteins, PDE3A and SLFN12, specifically co-expressed by GIST cancer cells, into close proximity to form a stable complex. This interaction stabilizes SLFN12, enabling it to drive RNase-mediated apoptosis in GIST cells through a mechanism independent of KIT signaling. By triggering cell death through this alternative pathway, MTX240 is designed to overcome the resistance mechanisms that render TKI-resistant GISTs refractory to conventional kinase inhibitors. This novel mechanism may provide clinical benefit for a significant proportion of GIST patients, not only those who have developed resistance to TKIs.

In patient derived xenograft (PDX) mice, MTX240 has shown dose-dependent anti-tumor efficacy in imatinib and sunitinib resistant models irrespective of KIT mutation status as demonstrated by E.O. Takaki et al. in the following charts:

MTX240, referenced as OPB-171775 in the charts, and vehicle were administered once daily for 21 days. Imatinib was administered twice daily for 21 days. The values represent mean tumor volumes +/- standard error of the mean GS5107 (n=3), GS5108 (n=5), GS11353 (n=5).

PDX models use actual tumor tissue harvested from patients, preserving the genetic complexity and treatment resistance patterns of real human cancers. This makes PDX studies far more predictive of human clinical outcomes because they bridge the gap between laboratory discovery and clinical trials.

GIST is a rare gastrointestinal malignancy affecting approximately 3,000-4,000 patients annually in the United States, with a significant unmet medical need for patients who develop TKI resistance. Approximately 10-15%. of GIST patients are either primarily refractory, or develop secondary resistance, to available TKIs, and options for these patients remain limited. MTX240’s novel mechanism represents a potentially differentiated therapeutic approach that circumvents conventional resistance pathways and aligns with our strategic focus on rare disease development and addressing important clinical gaps. The global GIST market is valued at approximately USD 1.3 billion and is expected to grow at 6-10% annually through 2032, driven by rising incidence and emerging therapeutic options targeting treatment-resistant disease.

GIST qualifies for orphan drug designation in major regulatory jurisdictions, offering potential regulatory advantages and incentives to support drug development.

Under the terms of the Otsuka License Agreement, we have the exclusive rights to develop and commercialize MTX240 globally with the exception of Japan, where Otsuka retains its rights. The Otsuka License Agreement includes an upfront fee and additional development and regulatory milestones. In addition, tiered royalties in the mid-single digit range are payable on net sales of MTX240. MTX240 benefits from composition of matter patents in the United States, Europe, Japan and various other countries extending through 2037 without any patent term extension.

As a first step, we plan to manufacture clinical trial supplies and then initiate a Phase 1b/2a trail to include a dose escalation followed by an extension with a view to establishing a safe and well tolerated doe and an efficacy signal.

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

As a first step in the planned continued clinical development of tolimidone, we initiated a Phase 2a dose confirmation study to establish the optimum dose of tolimidone in patients with T1D. The Phase 2a study will be open-label in approximately 12 patients with T1D treated over a period of three months with endpoints of change in C-peptide levels, HbA1c and number of hyperglycemic events. On June 4, 2025, we announced the recruitment of the first patient in the study.

Commercial Agreements, Strategic Partnerships and Collaborations

We are currently collaborating with biopharmaceutical companies, contract research organizations and universities on several of our development programs.

For more information on the Otsuka License Agreement, see “–Recent Developments.”

Emtora License Agreement. On April 25, 2024, we entered into a license and collaboration agreement, or the Emtora License Agreement, with Emtora, relating to the license of eRapa, an oral product formulation of rapamycin (sirolimus), or the Product, for use in the prevention, treatment, diagnosis, detection, monitoring and/or predisposition testing of all diseases, states or conditions in humans, or the Field, that includes the nanoparticle and enteric coated finished pharmaceutical formulations developed at any time by Emtora and its affiliates, or the License. Under the License, we obtained from Emtora an exclusive, worldwide, sublicensable right to develop, manufacture, commercialize, or otherwise exploit products containing rapamycin (sirolimus) in the Field. Pursuant to the terms of the License Agreement, the Company and Emtora established a joint development committee, consisting of two designees of the Company and two designees of Emtora.

As consideration for the License, we made an upfront payment to Emtora in the form of 1,512 of our Depositary Shares (equal to five percent (5%) of our outstanding Ordinary Shares, calculated on a fully-diluted basis (including in-the-money warrants) at the time). In addition, we are also responsible for up to $31.5 million in sales milestones within the first six months of commercial sale of a first-approved indication of eRapa in certain markets, with decreasing milestones for subsequent approvals for additional indications. There is also a one-time $10.0 million milestone payable upon cumulative net sales of $1.0 billion. Further, we are also obligated to pay Emtora single digit tiered royalties on net sales of eRapa, in addition to honoring Emtora’s legacy royalty obligations and paying Emtora fees related to income derived from sublicensing and the partnering of eRapa. In addition, effective as of the closing of the License Agreement, a promissory note previously issued by Emtora in favor of the Company in the amount of $250,000 was forgiven. We also made an additional $500,000 cash payment to Emtora to be used exclusively for a match to an advance from CPRIT.

Upon any change of control of the Company (as defined in the Emtora License Agreement), we shall issue Emtora a warrant exercisable for 6,417 Depositary Shares, which may only be exercised upon such change of control.

The License Agreement also provides us with the exclusive option to acquire all of the capital stock of Emtora at a purchase price on commercially reasonable terms during the period beginning with the filing of a new drug application, or NDA, for the Product with the FDA and ending 90 days after acceptance of the filing of the NDA by the FDA.

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

Pursuant to the terms of the License Agreement, we issued to Melior 1,417 Depositary Shares in upfront consideration, and agreed to issue the same to Bukwang. In addition, we are obligated to pay single digit tiered royalties on net sales of tolimidone to Melior, with Melior agreeing to pay to Bukwang 50% of such royalties pursuant to a royalty agreement.

Under the Melior License Agreement, we, at our own cost, have the right to control the prosecution, maintenance and enforcement of the tolimidone patents, while Melior has certain step-in rights if we elect not to prosecute and maintain such tolimidone patents. The Melior License Agreement may be terminated by Melior if we fail to meet various development diligence obligations.

In connection with the License Agreement, on November 22, 2023, Melior and Bukwang entered into an amendment to the license agreement with Bukwang, or the Bukwang License. Under the amendment, the Bukwang License terminated in its entirety and Bukwang transferred to Melior all rights, titles and interests to certain INDs, know-how and data, and patents relating to tolimidone.

Under the amendment, Melior and Bukwang entered into a royalty agreement pursuant to which Bukwang shall be entitled to 50% of all payments Melior receives under the License Agreement, including: (i) 50% of the equity issued by us under the License Agreement, and (ii) 50% of the royalties that we will pay to Melior. Further, under the royalty agreement, Bukwang will pay to Melior $100,000 in consideration for Melior’s waiver of Bukwang’s obligation to pay patent costs pursuant to the Bukwang License, and Melior will take back responsibility for all tolimidone patent prosecution and maintenance costs.

Sales and Marketing

We do not currently have any internal sales and marketing organization or distribution capabilities.

Research and Development

We have leased a laboratory in Cardiff, Wales in which we are able to undertake basic formulation and analytical work. During 2025 we decided to de-commission the laboratories as a result of its change in focus to clinical stage assets.

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

We have developed a strong intellectual property base globally, comprising patents, know-how, and trade secrets. Currently, we maintain an extensive intellectual property portfolio, intended to protect our key assets across all major jurisdictions. The portfolio comprises 13 patent families, 93 granted patents and 11 pending applications. Approximately 85% of the granted patents are associated with recently in-licensed assets and these are co-administered but not assigned to the Company. We continue to strengthen our patent portfolio by strategically submitting new patents and divisional patent applications based on our active research and development activities.

Patent rights have been granted in all the major world markets, including Europe, the United States and Japan, or the Key Markets. The granted patents and pending patent applications in our patent families are owned solely by us, co-owned with other parties or in-licensed to us. These include patents related to methods of use of MTX240, eRapa, tolimidone and MTX110, as well as patents covering sustained release drug delivery, nano-inclusion technology and nanoparticle technology.

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

The Consolidated Appropriations Act for 2023 amended the FDCA and the Public Health Service Act to specify that nonclinical testing for drugs and biologics may, but is not required to, include in vivo animal testing. According to the amended language, a sponsor may fulfill nonclinical testing requirements by completing various in vitro assays (e.g., cell-based assays, organ chips, or microphysiological systems), in silico studies (i.e., computer modeling), other human or nonhuman biology-based tests (e.g., bioprinting), or in vivo animal tests.

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

Congress amended the FDCA in 2022 to require sponsors of a Phase 3 clinical trial, or other “pivotal study” of a new drug to support marketing authorization, to submit a diversity action plan for such clinical trial. The action plan must include the sponsor’s diversity goals for enrollment, as well as a rationale for the goals and a description of how the sponsor will meet them. A sponsor must submit a diversity action plan to FDA by the time the sponsor submits the trial protocol to the agency for review. The FDA may grant a waiver for some or all of the requirements for a diversity action plan. If the FDA objects to a sponsor’s diversity action plan and requires the sponsor to amend the plan or take other actions, it may delay trial initiation.

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

Fast Track, Breakthrough Therapy and Priority Review Designations and Commissioner’s National Priority Voucher

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are fast track designation, breakthrough therapy designation, priority review designation and the Commissioner’s National Priority Voucher program.

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

In 2025, the FDA created a new pilot program called the Commissioner’s National Priority Voucher, or CNPV, with the goal of radically expediting the drug and biological product review and approval process. The agency may award a CNPV to a company or a specific product candidate that demonstrates alignment with certain national health priorities. The FDA aims to take action on a marketing application for which a CNPV is used within one to two months after the filing date.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, none of these programs changes the scientific or medical standards for approval or the quality of evidence necessary to support approval and may not ultimately expedite the development or review process.

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

The FDA’s Decision on an NDA or BLA

The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. The FDA reviews a BLA to determine, among other things whether the product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. The approval process is lengthy and often difficult, and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. In September 2025, the FDA began publishing CRLs, with trade secret and confidential commercial information redacted, soon after issuing them to the respective sponsors, breaking with long standing agency tradition of publishing CRLs with approval documentation after the product is approved. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA or BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, such as REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. The FDA may also require an applicant to develop a REMS as a condition of approval to ensure that the benefits of the product outweigh its risks and to assure its safe use. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. If the FDA concludes a REMS is needed as a condition of approval, the sponsor must submit a proposed REMS during the application review process; the FDA will not approve the NDA without an approved REMS, if required. The requirement for a REMS can materially affect the potential market and profitability of a product. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

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

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. Furthermore, the Drug Supply Chain Security Act, or DSCSA, was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States, including most biological products. The DSCSA mandates resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers. The DSCSA also replaced certain provisions from the PDMA pertaining to wholesale distributions of prescription drugs with a more comprehensive statutory scheme, requiring uniform national standards for wholesale distribution and, for the first time, for third-party logistics providers. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

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

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act, or PREA, amendments to the FDCA, an NDA, BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the FDASIA in 2012, PREA was made permanent and sponsors are required submit pediatric study plans to FDA prior to the assessment data. In particular, a sponsor that is planning to submit a marketing application for a product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs.

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

In April 2023 the European Commission issued a legislative proposal to revise and replace the existing general pharmaceutical legislation, which was subsequently finalized and adopted in December 2025. The revisions will significantly change several aspects of drug development and approval in the European Union.

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

Orphan Drug Designation and Exclusivity

The European Commission, following an evaluation by the EMA’s Committee for Orphan Medicinal Products, has designated MTX110 as an orphan medicinal product. Pursuant to Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000, the European Commission can grant orphan medicinal product designation to products for which the sponsor can establish that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the European Union, or a life threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that sales of the drug in the European Union would generate a sufficient return to justify the necessary investment. In addition, the sponsor must establish that there is no other satisfactory method approved in the European Union of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients.

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

Additionally, similar healthcare laws and regulations in the European Union, United Kingdom and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of certain protected information, such as GDPR and UK GDPR, which imposes obligations and restrictions on the collection and use of personal data (including health data) relating to individuals located in the European Union and the United Kingdom.

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

Coverage and Reimbursement

The future commercial success of our product candidate or any of our collaborators' abilities to commercialize any approved product candidate successfully will depend in part on the extent to which governmental payor programs at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for our product candidate. Government health administration authorities, private health insurers and other organizations generally decide which drugs they will pay for and establish reimbursement levels for healthcare. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government, through the Medicare or Medicaid programs, provides reimbursement for such treatments. In the United States, the United Kingdom, the European Union, and other potentially significant markets for our product candidate, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the United Kingdom and European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. Recent U.S. federal actions include initiatives incorporating “most favored nation” (international reference pricing) concepts for certain prescription drugs, as well as agency testing of new payment models that could tie Medicare reimbursement or manufacturer rebates to prices in specified reference countries. These pressures can arise from rules and practices of managed care groups, judicial decisions and laws and regulations related to government health benefit programs and healthcare reform, pharmaceutical coverage and reimbursement policies and pricing in general.

Third-party payors are increasingly imposing additional requirements and restrictions on coverage and limiting reimbursement levels for medical products. For example, federal and state governments reimburse covered prescription drugs at varying rates generally below average wholesale price. These restrictions and limitations influence the purchase of healthcare services and products. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidate may not be considered medically necessary or cost-effective. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development. Legislative proposals to reform healthcare or reduce costs under government insurance programs may result in lower reimbursement for our products and product candidates, if approved, or their exclusion from coverage. The cost containment measures that healthcare payors and providers are instituting and any healthcare reform could significantly reduce our revenues from the sale of any of our product candidates for which we obtain regulatory approval. We cannot provide any assurances that we will be able to obtain and maintain third-party coverage or adequate reimbursement for any of our product candidates, if approved, in whole or in part.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product and therapeutic candidates, restrict or regulate post-approval activities, and affect the ability to profitably sell product and therapeutic candidates that obtain marketing approval. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product and therapeutic candidates. In addition, future legislative and regulatory proposals may materially impact the ability of the FDA and other regulatory agencies to operate as they have historically operated. We cannot be sure whether additional legislative changes will be enacted, or whether any of the FDA’s regulations, guidances or interpretations will be changed, or what the impact of such changes on the agency and its scientific review staff, if any, may be. For example, negotiations on the next FDA user fee reauthorization package began in mid-2025, and the resulting agreement is expected to be sent to Congress in early 2027 for purposes of initiating the legislative process. Reauthorization of the prescription drug user fee program must be finalized by Congress by the end of September 2027 in order to avoid a disruption in FDA’s review goals for NDAs and other activities supported by user fees assessed against industry. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

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

In addition, there has been heightened governmental scrutiny over the manner in which biopharmaceutical manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to medicine pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of medicines under Medicare, and reform government program reimbursement methodologies for pharmaceutical products. Notably, on December 20, 2019, the Further Consolidated Appropriations Act for 2020 became law (P.L. 116-94) and included a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act of 2019, or the CREATES Act. The CREATES Act was enacted to address the concern articulated by both the FDA and others in the industry that some brand manufacturers had improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. Because generic and biosimilar product developers need samples of an RLD to conduct certain comparative testing required by the FDA, some attributed the inability to timely obtain samples as a cause of delay in the entry of generic and biosimilar products. To remedy this concern, the CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Although lawsuits have been filed under the CREATES Act since its enactment, those lawsuits have settled privately; therefore, to date no federal court has reviewed or opined on the statutory language and there continues to be uncertainty regarding the scope and application of the law

In August 2022, the IRA was signed into law. Among other things, the IRA has multiple provisions that may impact the prices of drug products that are both sold into the Medicare program and throughout the United States. For example, a manufacturer of a drug or biological product covered by Medicare Parts B or D must pay a rebate to the federal government if the drug product’s price increases faster than the rate of inflation. This calculation is made on a product-by-product basis and the amount of the rebate owed to the federal government is directly dependent on the volume of a drug product that is paid for by Medicare Parts B or D. Additionally, CMS will negotiate drug prices annually for a select number of single-source Part D drugs without generic or biosimilar competition. CMS will also negotiate drug prices for a select number of Part B drugs starting for payment year 2028. If a drug product is selected by CMS for negotiation, it is expected that the revenue generated from such drug will decrease. CMS has begun to implement these new authorities announcing the first round of negotiated “maximum fair prices” for the first 10 drug products in August 2024, which will become applicable for payment year 2026. The second round of negotiated prices for 15 drug products was announced in November 2025, and CMS published the next group of drug products selected for negotiation in January 2026. However, the IRA’s impact on the pharmaceutical industry in the United States remains uncertain, in part because multiple large pharmaceutical companies and other stakeholders (e.g., the U.S. Chamber of Commerce) have initiated federal lawsuits against CMS arguing the program is unconstitutional for a variety of reasons, among other complaints. Those lawsuits are currently ongoing.

Separately, the Trump Administration announced the creation of a government website called TrumpRx, which will allow consumers to purchase certain drugs at reduced prices as negotiated between the drug manufacturers and the administration. As of December 2025, the Trump Administration secured deals with five major drug manufacturers to offer certain drugs at most-favored-nation prices.

The Federal Trade Commission in mid-2022 also launched sweeping investigations into the practices of the PBM industry, and published interim reports with its findings in mid-2024 and January 2025, that also appear to be contributing to additional federal and state legislative and regulatory proposals, as well as enforcement action and private litigation, targeting such entities’ operations, pharmacy networks, and financial arrangements. In February 2026, President Trump signed into law several PBM regulatory reforms as part of a federal budget package, including but not limited to requirements for PBMs to pass back 100% of rebates and fees to commercial health plan sponsors; to provide extensive informational disclosures related to patients’ coverage and benefits; and to accept only bona fide service fees from drug companies when providing services under Medicare Part D. The Department of Labor (DOL) also issued a proposed rule in January 2026 that would mandate specific PBM fee disclosures to self-insured plan fiduciaries under the Employment Retirement Income Security Act (ERISA). If finalized as proposed, the DOL rule would also allow plan fiduciaries to audit those PBM disclosures to confirm accuracy. Additional proposals and legislative changes aimed at PBMs and their business practices are likely to continue to be introduced and considered in Congress and by executive agencies. Significant efforts to change the PBM industry as it currently exists in the United States may affect the entire pharmaceutical supply chain and the business of other stakeholders, including biopharmaceutical developers like us. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

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

There are no currently approved products with an FAP indication although certain non-steroidal anti-inflammatory drugs may be prescribed off-label. Tempest Therapeutics, Inc., Panbela Therapeutics, Inc. and Recursion Pharmaceuticals, Inc. are developing products for FAP. Standard of care treatment for NMIBC usually involves transurethral resection of the tumor followed by intravesical Bacillus Calmette-Guérin therapy. A number of companies are developing therapeutics for NMIBC including Janssen Pharmaceuticals, CG Oncology, Inc. and Protara Therapeutics, Inc.

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

C.	Organizational Structure

We are organized under the laws of England and Wales. The following table sets forth a description of our current significant subsidiaries:

Subsidiaries	Country of Incorporation	Voting Interest
Biodexa Australia PTY Ltd	Australia	100%
Biodexa Ireland Ltd	Republic of Ireland	100%
Biodexa US, Inc.	United States	100%
Biodexa Pharma (Wales) Limited	England and Wales	100%
Biodexa Ltd	England and Wales	100%

D.	Property, Plant and Equipment

Our current headquarters is located at 1 Caspian Point, Caspian Way, Cardiff, Wales, where we also have our laboratories. We entered into the lease for these premises in April 2021. The premises comprise 754 square meters (approximately 8,118 square feet). The lease expires in August 2026. During 2025, we made the determination to de-commission our laboratories in Cardiff, Wales as a result of our change in focus to clinical stage assets.

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

During the periods set forth in our financial statements, there has been considerable volatility in the British pound sterling against the Euro and the United States dollar.  From time to time, we enter into transactions denominated in a currency other than our functional currency and this results in foreign exchange risk. At this time, we do not consider the exposure sufficient to utilize derivatives to manage the forward exchange risk.

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

Our operating expenses primarily consist of personnel costs, contract research and development costs, professional service fees and depreciation. Personnel costs for each category of operating expenses include salaries, bonuses, social security, health insurance, other employee benefits and share-based compensation for personnel in that category. We allocate share-based compensation expense resulting from the amortization of the fair value of options. Central overheads, such as rent, computer and other technology costs, are allocated out to departments.

Research and Development Cost. Research and development, R&D, costs consist of costs that are directly attributable to our research and development programs associated with the products described herein. This includes costs of third party contract research organizations, research specialist professional services providers, chemicals and other consumables used in the research and manufacturing process, depreciation of assets related to the research and development function, and payroll costs of staff directly assigned to the research and manufacturing operations.

Administrative Costs. These primarily consist of personnel costs for our executive, finance, corporate development and administrative personnel, as well as legal, accounting and other professional service fees, other corporate expenses, merger and acquisition costs and public offering costs that are charged to the consolidated statement of comprehensive income. Administrative costs also include depreciation of administrative assets.

Finance Income

Finance income includes all interest receivable on cash deposits.

During the fiscal year ended December 31, 2025 and 2024, finance income also included a gain on an equity settled derivative financial liability. We issued warrants in fiscal years 2025, 2024, 2023, 2020 and 2019 in connection with equity offerings. In 2015, we assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. The number of Ordinary Shares to be issued when the warrants and options are exercised is fixed, however the exercise prices are denominated in United States dollars, which is different from the functional currency of the Company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities in the consolidated statement of financial position with any gains or losses being recognized through finance income or finance expense in the consolidated statement of comprehensive income. All remaining DARA Biosciences, Inc. warrants and share options lapsed in 2025.

Finance Expense

Finance expenses include all interest payable on borrowings and loan instruments. For the year ended December 31, 2025, and December 31, 2024, finance expenses were comprised primarily of interest payable on deferred consideration, interest payable on lease liabilities and on other loans.

Taxation

Taxation represents tax credits receivable by Group companies in respect of qualifying research and development costs incurred.

A.	Operating Results

In this section we discuss our operating results for the year ended December 31, 2025 as compared to our operating results for the year ended December 31, 2024. For a discussion and analysis of the year ended December 31, 2024 compared to December 31, 2023, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with SEC on April 19, 2025.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following table summarizes our consolidated results of operations for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
	(£ in thousands)

Revenue	--	--
Total revenue	--	--
Other income	152	31
Research and development costs	(3,961)	(5,437)
Administrative costs	(4,836)	(3,793)
Loss from operations	(8,864)	(9,199)
Finance income	2,385	3,385
Finance expense	(229)	(165)
Loss before taxation	(6,489)	(5,979)
Taxation	105	250
Loss from continuing operations	(6,384)	(5,729)
Exchange gain/(losses) on translation of foreign operations	3	-
Loss for the year attributable to the owners of the parent	(6,381)	(5,729)

Revenue. Total revenue for the year ended December 31, 2025 was £Nil compared to £Nil in 2024.

Research and Development Costs. R&D costs analyzed by development project indication were as follows:

	Year Ended December 31,
	2025	2024
	(£ in thousands)

MTX230 eRapa
Familial Adenomatous Polyposis (net of grant)	1,338	1,627
Non-muscle Invasive Bladder Cancer	154	284
Total eRapa	1,492	1,911

MTX228 Tolimidone
Type 1 Diabetes	383	1,093
Total Tolimidone	383	1,093

MTX110 Panobinostat
Diffuse Midline Glioma	-	(6)
Recurrent Glioblastoma	36	635
Total MTX110	36	629
Other preclinical	-	102
R&D overheads	2,051	1,702
Total R&D	3,961	5,437

MTX230 eRapa Familial Adenomatous Polyposis costs are shown above net of grant income. This is analyzed as follows:

Grant income	(4,458)	(1,215)
Gross costs	5,796	2,842
Net charge to income statement	1,338	1,627

Percentage of costs allocated against CPRIT grant	77%	43%

R&D costs were £3.96 million, a reduction of £1.48 million, or 27% on 2024 (2024: £5.44 million). The percentage of R&D costs as a percentage of operating costs reduced to 45% from 59% in the prior year. The reduction in R&D costs in 2025 predominately reflects a reduction in spend of £0.71 million on pre-clinical studies and manufacturing costs on MTX228, £0.60 million on the MTX110 MAGIC-G1 study in rGBM and £0.44 million on MTX230 eRapa (net of CPRIT grant income). The percentage of MTX230 (eRapa) costs that were able to be offset against grant funding during the period was 77% compared to 43% in 2024. We anticipate that over the life of the grant this will be 67%.

Administrative costs. Administrative costs in the year increased by £1.04 million to £4.84 million (2024: £3.79 million), an increase of 27%. The increase in administrative costs in the year is driven by foreign exchange movement of £0.44 million, an increase in professional fees of £0.73 million offset by a reduction in share-based payments of £0.10 million.

In 2025, we expensed £1.72 million on legal and professional fees in connection with the successful financing transaction in December 2025, the acquisition of the license from Otsuka completed in 2026 and aborted acquisitions, and £0.37 million non- cash upfront commitment fee for the ELOC, which compares to £0.88m spent in 2024 on similar transactions.

Finance Income. Finance income in 2025 and 2024 included gains in respect of an equity settled derivative financial liability of £2.30 million (2024: £3.22 million). The gains arose as a result of the fall in our share price. In addition, we earned interest on cash deposits.

Finance Expense. Finance expense in the 2024 and 2025 related to lease liabilities, discounted interest on deferred consideration and interest on the promissory note issued in December 2024.

B.	Liquidity and Capital Resources

Overview

We have incurred significant net losses and have had negative cash flows from operations during each period from inception through December 31, 2025, and had an accumulated deficit of £155.81 million as of December 31, 2025. As of December 31, 2025, we had cash and cash equivalents of £8.53 million. We have yet to generate a profit and, excluding share issues, cash flows have been consistently negative from the date of incorporation. Management expects operating losses and negative cash flows to continue for the foreseeable future. We believe our existing balances of cash and cash equivalents will be insufficient to satisfy our working capital needs and other liquidity requirements associated with our existing operations over the next 12 months.

We have prepared cash flow forecasts and considered the cash flow requirement for the next three years, including the period 12 months from the date of approval of the financial statements included in this annual report. Our forecasts show that further financing will be required in the third quarter of 2026 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. In January 2025, we entered into a $35.0 million ELOC with the Investor, whereby we may direct such investor from time to time to purchase Depositary Shares (subject to certain limitations) and receive proceeds in accordance with a formula price. However, there is no guarantee that we will be able to use the ELOC to the extent necessary to finance our operations. As of the date hereof, we have sold 57,648,000,000 Ordinary Shares under the ELOC, for gross proceeds of approximately $8.9 million, and issued 1,840,460,000 Ordinary Shares to the Investor in satisfaction of a commitment fee.

We believe there are adequate options and time available to secure additional financing for the Company, including equity sales pursuant to our ELOC with the Investor, and after considering the uncertainties, we consider it is appropriate to continue to adopt the going concern basis in preparing the financial information. We have a good fundraising history and a number of available financing options are currently being evaluated. Our consolidated financial information have therefore been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. With respect to equity sales pursuant to our ELOC with the Investor, we may ultimately decide to sell to the Investor all or some of the Depositary Shares that may be available for us to sell to the Investor pursuant to the ELOC. Accordingly, we cannot guarantee that we will be able to sell all of the amount available under the ELOC or how much in proceeds we may obtain under the ELOC. If we cannot sell securities under the ELOC, we may be required to utilize more costly and time-consuming means of accessing the capital markets, which could have a material adverse effect on our liquidity and cash position. There is no guarantee that we will be able to use the ELOC or raise other financing to the extent necessary to finance our operations. As at December 31, 2025, $26.08 million remains undrawn from the ELOC.

The consolidated financial information has been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Our Depositary Shares are currently listed on the NASDAQ Capital Market. We have, in the past, received notifications from the Listing Qualifications Department of NASDAQ notifying us that we were not in compliance with certain qualitative and financial tests to maintain the listing of the Depositary Shares on the NASDAQ Capital Market. If, in the future, we fail to sustain compliance with all applicable requirements for continued listing on NASDAQ, our Depositary Shares may be subject to delisting by NASDAQ. This could inhibit the ability of our holders of Depositary Shares to trade their shares in the open market, thereby severely limiting the liquidity of such shares, and the price of our Depositary Shares could decline. Delisting may further impair our ability to raise capital.

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

Cash Flows

The following table presents a summary of the primary sources and uses of cash from continuing activities for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
	(£ in thousands)
Cash used in operating activities	(5,591)	(12,261)
Cash used in investing activities	(583)	(598)
Cash generated from financing activities	13,039	8,557
Net increase/(decrease) increase in cash and equivalents	6,865	(4,302)

Operating Activities

The following table presents a summary of the cash used in operations as of the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
	(£ in thousands)
Cash flows from operating activities before changes in working capital	(8,014)	(8,654)
Changes in working capital	1,716	(3,736)
Cash used in operations	(6,298)	(12,390)

Cash flows from Operating Activities before Changes in Working Capital. Net cash outflow from operating activities before changes in working capital was £8.01 million in the year ended December 31, 2025, as opposed to £8.65 million during the same period in 2024.

This reduced cash outflow of £0.64 million was driven by increased losses attributable to the owners of the Company of £0.66 million offset by net finance income of £1.06 million .

Cash Used in Operations. Working capital reduced in cash flow terms by £1.72 million for the year ended December 31, 2025, compared to an increase of £3.74 million for 2024.  The reduction in 2025 primarily comprised of a reduction in trade and other receivables of £2.73 million offset by a reduction in trade and other payables of £0.91 million. The net increase in working capital is driven by the accounting for the eRapa joint arrangement as set out in Note 1 to our consolidated financial statements included elsewhere in this annual report.

Taxes Paid. Taxes paid in the years ended December 31, 2025 and 2024 were £nil.

Research and development tax credits of £0.71 million were received in 2025, as opposed to £0.13 million in 2024. This related to claims submitted in the prior financial year.

Investing Activities

Purchase of property, plant and equipment of £2,000 occurred in the year ended December 31, 2025, compared to £0.01 million in 2024. Capital expenditures in 2025 related to the purchase of IT equipment, during 2024 this related to laboratory equipment. In addition, in 2025 we made deferred consideration payments of £0.69 million in connection to the eRapa license acquired in 2024. These cash outflows are offset by interest income from bank deposits of £0.09 million.

Financing Activities

Amounts paid on lease liabilities.  In 2025, we paid £0.25 million in respect of lease liabilities compared with £0.19 million in 2024, which related to rental payments on our facilities in Cardiff, Wales.

Share Issues Including Warrants, Net of Costs. We raised £13.75 million in net proceeds during the year ended December 31, 2025 in cash from a registered equity offering, as well as from the exercise of warrants, including a warrant inducement transaction in May 2025. We raised £8.31 million in net proceeds during the year ended December 31, 2024 in cash from a private placement of our securities and a registered direct offering, as well as from the exercise of warrants, including a warrant inducement transaction in May 2024.

Repayment/issuance of Promissory Note. We received £0.43 million during December 2024 from the issuance of a promissory note to the Investor, which was repaid in 2025.

Cash and Cash Equivalents

Cash increased for the year ended December 31, 2025 by £6.87 million, before the impact of foreign exchange movements, compared to a decrease of £4.30 million in 2024. This increase was primarily due to continuing trading losses, offset by positive working capital movement and by financing activities. As of December 31, 2025, we had cash and cash equivalents of £8.53 million compared to £1.67 million as at December 31, 2024.

Cash Commitments

As of December 31, 2025, our cash requirements primarily relate to the following:

•	lease obligations, related to our office and research and development facility, which are recognized as lease liabilities in the consolidated statement of financial position;
•	purchase obligations, under our commercial supply agreements and related activities; and
•	research and development activities related to preclinical and clinical trials for our product candidates in development.

The lease on our office and research and development facility commenced in August 2021 and expires in August 2026. Our cash requirements for our lease obligation (on a discounted basis) are £0.06 million, for the short-term (payable within twelve months after the reporting date). Our lease obligation includes ancillary contractual commitments in relation to utilities, maintenance and other services.

We expect only minimal capital expenditures in the foreseeable future.

As of December 31, 2025, we believed we have sufficient cash resources to fund our commitments and operations imto the 3rd quarter of 2026 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. To maintain operations beyond that date, additional funding will be required, which may include public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. In January 2025, we entered into a $35.0 million ELOC with the Investor, whereby we may direct such investor from time to time to purchase Depositary Shares (subject to certain limitations) and receive proceeds from the sale thereof. However, there is no guarantee that we will be able to use the ELOC to the extent necessary to finance our operations. As at December 31, 2025, $26.08 million remains undrawn from the ELOC. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us or the ELOC is not available to finance our operations, we may have to significantly delay, scale back or discontinue the development of our product candidates and formulations, as well as consider other strategic alternatives.

C.	Research and Development, Patents and Licenses, Etc.

For the years ended December 31, 2025 and 2024, our research and development expenses were £3.87 million and £5.44 million, respectively.

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

In 2025 and 2024, there were £82.2 million and £79.7 million of gross unutilized tax losses carried forward, respectively. No deferred tax asset has been provided in respect of losses, as there was insufficient evidence to support their recoverability in future periods. The losses do not have an expiry date.

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

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as we develop our portfolio. As at December 31, 2025, we had total equity of £11.41 million (£8.32 million at December 31, 2024), incurred a net loss after tax for the year ended December 31, 2025 of £6.38 million (£5.73 million at December 31, 2024), and used cash in operating activities of £5.59 million (December 31, 2024: £12.26 million) for the same period.

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

As of December 31, 2025, we had cash and cash equivalents of £8.53 million.

We have prepared cash flow forecasts and considered the cash flow requirement for the next three years, including the period 12 months from the date of approval of the financial statements included in this annual report. Our forecasts show that further financing will be required in the third quarter of 2026 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. In January 2025, we entered into a $35.0 million ELOC with the Investor, whereby we may direct such investor from time to time to purchase Depositary Shares (subject to certain limitations) and receive proceeds in accordance with a formula price. However, there is no guarantee that we will be able to use the ELOC or raise from other financings to the extent necessary to finance our operations. As at December 31, 2025, $26.08 million remains undrawn from the ELOC.

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

In our opinion, the environment for financing of small and micro-cap biotech companies remains challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by us are likely to be dilutive. We continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Company. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon our ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realizable value and all liabilities would be accelerated to current liabilities. As a result of the foregoing, our independent registered public accounting firm included an explanatory paragraph in their report on our financial statements as of and for the year ended December 31, 2025 with respect to this uncertainty.

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

The carrying value of our goodwill was £nil as of December 31, 2025 and 2024, and intangible assets not yet ready for use was £5.6 million (2024: £5.6 million) as at December 31, 2025.

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

Name (1)	Age at 12/31/2025	Position/Title
Stephen Stamp	64	Chief Executive Officer and Director
Stephen Parker (3)(4)	67	Non-Executive Chairman of the Board of Directors
Simon Turton, Ph.D. (2)(3)(4)	58	Senior Independent Non-Executive Director
Sijmen (Simon) de Vries, M.D. (2)(4)	66	Non-Executive Director
Ann Merchant (2)(3)	60	Non-Executive Director
Fiona (Powell) Sharp	57	Chief Financial Officer and Director

__________________________

(1)	The term of the Board of Directors will expire immediately after the annual general meetings held in, 2026 for Mr. Stamp, Dr. Parker, Ms. Merchant and Ms. Sharp, 2027 for Dr. de Vries, and 2028 for Dr. Turton.
(2)	Remuneration Committee member
(3)	Audit Committee member
(4)	Nominations Committee member

Stephen Stamp has served as our Chief Executive Officer since March 31, 2020, and our Chief Financial Officer and a member of our Board of Directors since September 2019. Prior to joining the Company, Mr. Stamp served as Chief Executive Officer of Ergomed plc (AIM: ERGO) from December 2017 until January 2019 and Chief Financial Officer from January 2016 to July 2018. From March 2013 until July 2015, Mr. Stamp served as the Chief Financial Officer of Assurex Health, Inc. Mr. Stamp served as Chief Financial Officer of EZCORP Inc. (NASDAQ: EZPW) and KV Pharmaceuticals Co. from November 2010 to October 2012 and March 2010 to June 2010. Mr. Stamp has also previously served as Chief Operating Officer of Xanodyne Pharmaceuticals, Inc., and Group Finance Director of Regus PLC (now IWG plc) (LON: IWG) and Shire plc (subsequently acquired by Takeda Pharmaceuticals Company Limited). Mr. Stamp is a Chartered Accountant and qualified with KPMG LLP. Mr. Stamp has a Bachelor’s degree in economics from the University of Manchester. We believe that Mr. Stamp possesses specific attributes that qualify him to serve as a member of our board of directors, including the perspective and experience he brings as our Chief Executive Officer and former Chief Financial Officer, which provides historical knowledge of the Company, operational expertise and continuity to our board of directors, and his significant experience in the biopharmaceutical industry in various positions of responsibility.

Stephen Parker has served as our Non-Executive Chairman of the Board of Directors and a director since June 2022. Dr. Parker has a career in the healthcare and pharma sector that spans over 30 years, including 10 years in advisory roles. Dr. Parker has served as Managing Director of sp2 Consulting Limited since September 2002. Dr. Parker has also served as Chairman of Sareum Holdings plc (AIM: SAR) since May 2016, Drishti Discoveries Limited since January 2021 and sp2 Asset Management Limited since September 2018. Previously, Dr. Parker served as a director of Albucasis Limited from September 2013 to September 2019, as Chairman of Liverpool Chirochem Limited from July 2017 to July 2018, as Senior Independent Director of MGC Pharmaceuticals Limited (ASX, LSE:MXC) from March 2019 to November 2023, as a director of Eternans Limited from July 2019 to October 2023 and as a director and Chairman of Silence Therapeutics plc (LSE: SLN) from November 2013 to April 2019. Dr. Parker also has corporate finance experience having been an investment banker focusing on pharma and biotechnology with Barings Brothers Limited, SBC Warburg Dillon Read, and Apax Partners LLP, and previously served as a director at subsidiaries of Celtic Pharma GP Limited and Chief Financial Officer of Oxford GlycoSciences. Dr. Parker received his D.Phil in Biochemistry from the University of Oxford, MBA in Business Administration from City University, London, and B.Sc. in Chemical Sciences from the University of East Anglia. We believe that Dr. Parker possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive leadership experience across public and private biopharmaceutical companies, his deep corporate finance and strategic advisory background, and his demonstrated ability to guide life sciences organizations through complex operational, transactional, and governance matters.

Simon Turton, Ph.D. has served as a non-executive member of our Board of Directors since December 2014. Dr. Turton served as Chairman of Q Chip and OpsiRx Pharmaceuticals from March 2014 until their acquisition by us in December 2014. Since January 2015, he has served as the Managing Director of Gensmile Limited. In 2002, Dr. Turton joined Warburg Pincus’, most recently as head of healthcare investing activities in Europe, until June 2011. Dr. Turton has previously served on the board of Archimedes Pharma, Eurand, ProStrakan Group plc and Tornier, Inc. Dr. Turton has a Master’s of Business Administration from INSEAD and a Ph.D. in Pharmacy from the University of London. Dr. Turton. We believe that Dr. Turton possesses specific attributes that qualify him to serve as a member of our board of directors, including his historical knowledge of the Company, his extensive experience in healthcare-focused investing, his leadership roles across multiple life sciences companies, and his strategic expertise in guiding growth-stage and acquisitive organizations.

Sijmen de Vries, M.D. has served as a non-executive member of our Board of Directors since October 2004 (including his service to our predecessor entity). From November 2008 until March 2025, Dr. de Vries has served as of the Chief Executive Officer of Pharming Group NV (Euronext: PHARM). Prior to that, Dr. de Vries served as Chief Executive Officer of 4-Antibody and Morphochem AG. Prior to this he worked at Novartis Pharma, Novartis Ophthalmics and at SmithKline Beecham Pharmaceuticals Plc, where he held senior business and commercial positions. Dr. de Vries holds an M.D. degree from the University of Amsterdam and a Masters of Business Administration in General Management from Ashridge Management College (United Kingdom). We believe that Dr. de Vries possesses specific attributes that qualify him to serve as a member of our board of directors, including his historical knowledge of the Company, his extensive leadership experience as a chief executive in the biopharmaceutical industry, his proven track record in building and commercializing life-science companies, and his deep global operational and strategic expertise gained through senior roles at major pharmaceutical organizations.

Ann Merchant has served as a non-executive member of our Board of Directors since December 2023. Ms. Merchant has served as Vice President for MorphoSys AG (NASDAQ: MOR), a commercial stage biopharmaceutical company headquartered in Munich, Germany, since 2018, and as Head of Supply Chain and External Operations since January 2019 until April 2025. From September 2011 to August 2018, Ms. Merchant served as the President for Schreiner Medipharm, a business unit of the Schreiner Group Gmbh & Co. KG. Between 1994 and 2011, Ms. Merchant held various roles at Amgen Inc. (NASDAQ: AMGN), including Vice President, Head of International Supply Chain and Site Head as well as various roles in the Finance Organization between 2007 and 2011. Ms. Merchant currently serves on the board of directors of Alvotech S.A. (NASDAQ: ALVO), a biosimilar company. Ms. Merchant holds an MBA from the Henley Business School and a Bachelor of Science in Languages from Georgetown University. We believe that Ms. Merchant possesses specific attributes that qualify her to serve as a member of our board of directors, including her extensive leadership experience in finance, global supply chain and operations within the biopharmaceutical industry, her experience as a director of another NASDAQ-listed company, and her strategic insights gained from senior roles at both multinational and commercial stage life sciences companies.

Fiona (Powell) Sharp has served as Group Financial Controller of the Company since December 2019 and a member of our Board of Directors since January 2026. Prior to that, she served as Assistant Director of Finance for Hywell DDA University Health Board, a local health board of the National Health Service of Wales for western Wales, United Kingdom, from October 2018 to July 2019. From 1995 to June 2018, Ms. Sharp held various financial leadership roles with Chime Communications Limited, a London-based international communications and sports marketing group, including Group Tax Consultant and Group Finance Director. Ms. Sharp is a Chartered Certified Accountant. We believe that Ms. Sharp possesses specific attributes that qualify her to serve as a member of our board of directors, including her extensive financial leadership experience across both public-sector and multinational corporate environments, her deep expertise in accounting and tax oversight, and her long track record of directing complex financial operations within a variety of highly regulated industries.

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

The following table summarizes the compensation paid to our non-employee directors during 2025.

Name	Fees Earned or Paid in Cash (£)(1)	All other compensation (£)	Total (£)
Sijmen de Vries	40,000	--	40,000
Simon Turton	40,000	--	40,000
Stephen Parker	82,000	--	82,000
Ann Merchant	40,000	--	40,000

______________

(1)	Includes annual fees, committee chairpersonship fees and meeting fees.

The following table sets forth, as of December 31, 2025, the aggregate number of option awards, which options are exercisable for Ordinary Shares (issued in the form of Depositary Shares), held by those individuals who served as non-executive directors during 2025:

Name (1)	Number of Options	Grant Date	Exercise Price per Share (£)	Expiration Date
Sijmen de Vries, M.D.	28,800,000	1/23/2024	£0.004	1/23/2034
Simon Turton, Ph.D.	28,800,000	1/23/2024	£0.004	1/23/2034
Ann Merchant	28,800,000	1/23/2024	£0.004	1/23/2034
Stephen Parker	57,600,000	1/23/2024	£0.004	1/23/2034

___________

(1)	The stock options vest in the following tranches: 25% of the options vest 12 months after the grant date, and the remaining options have subsequently vested, or will vest, in 12 equal quarterly tranches over a subsequent three-year period.

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

Each non-executive director (other than Dr. Parker) was paid an annual fee of £40,000 in 2025, which covers all duties, including committee service or service on the board of a Biodexa subsidiary, with the exception of committee chairmanships and certain additional responsibilities, such as taking on the role of senior independent director. This amount may be changed from time to time. In addition, we reimburse each director for reasonable and properly documented expenses incurred in performing their duties. As noted above, we also grant each director a deed of indemnity against certain liabilities that may be incurred as a result of their service, to the extent permitted by the Companies Act.

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

Dr. Parker Letter of Appointment

Pursuant to a term of appointment dated June 20, 2022, or the Appointment Agreement, Dr. Parker was appointed Non-Executive Chairman of the Board of Directors, effective as of the date thereof. The initial term of appointment for Dr. Parker expired on June 19, 2023 and has been subsequently renewed for one-year each year. His appointment may be terminated:

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

Compensation of Senior Management

The following table summarizes the compensation earned by our senior management during 2025 (including for any service on any our subsidiaries). On January 5, 2026, Fiona (Powell) Sharp was appointed as Chief Financial Officer. As such, compensation information for Ms. Sharp is not included in this annual report.

Name	Salary (£)	Bonus (£)(1)	All Other Compensation (£)	Total (£)
Stephen Stamp
Chief Executive Officer	249,991	53,130	--	303,121

_____________

(1)	Mr. Stamp has a bonus target of 33% of his annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of the Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting.

The following table sets forth, as of December 31, 2025, the aggregate number of option awards, which options are exercisable for Ordinary Shares (issued in the form of Depositary Shares), held by Mr. Stamp, our Chief Executive Officer.

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

The Service Agreement provides for an initial base salary of £160,000. Mr. Stamp’s base salary is subject to increase each April 1 by the percentage increase, if any, in the “All Items Index of Retail Prices” published by the United Kingdom Office for National Statistics over the previous year. The base salary of Mr. Stamp is reviewed annually to consider any increase in salary. Mr. Stamp’s base salary was increased to £230,000 effective as of April 1, 2022. Mr. Stamp’s base salary was increased to £260,000 effective as of January 1, 2026.

The Service Agreements also include a bonus target for Mr. Stamp of 33% of his annual base salary, which bonus is payable upon attainment of objectives as determined in the subjective judgment of the Board of Directors or a committee thereof, taking into account various factors without any preassigned weighting. Mr. Stamp’s bonus target was increased to 50% of his annual base salary with effect from January 1, 2026. In addition to base salary and bonus, the Service Agreement provides for additional benefits, such as a 10% pension contribution, life insurance, medical insurance, vacation benefits and any other additional benefits as determined by the Board of Directors from time to time. In August 2021, we agreed to commute his Company pension contribution of 10% to salary.

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

C. Board Practices

Board of Directors

Our Board of Directors is currently comprised of six directors, two of whom are executive directors and four of whom are non-executive directors, reflecting a blend of different experience and backgrounds. The roles of Chairman of the Board of Directors (which is a non-executive position) and Chief Executive Officer have been split and there is a clear division of responsibility between the two positions. With a view towards maintaining the independence of the Board of Directors, no remuneration is paid to either the Chairman or non-executive directors in the form of shares.

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

Nomination Committee

The Nomination Committee consists of three members: Dr. Parker (Chairman), Dr. de Vries and Dr. Turton. The Nomination Committee assists the Board of Directors in discharging its responsibilities relating to the composition and make-up of the Board of Directors and any committees of the Board of Directors. It is responsible for periodically reviewing the Board of Director’s structure and identifying potential candidates to be appointed as directors or committee members as the need may arise. The Nomination Committee is responsible for evaluating the balance of skills, knowledge and experience and the size, structure and composition of the Board of Directors and committees of the Board of Directors, retirements and appointments of additional and replacement directors and committee members and will make appropriate recommendations to the Board of Directors on such matters.

The Nomination Committee meets not less than once a year and otherwise as required.

Remuneration Committee

The Remuneration Committee consists of three members: Dr. de Vries (Chairman), Dr. Turton and Ms. Merchant. The Board of Directors has determined that Dr. de Vries, Dr. Turton and Ms. Merchant are independent.

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

Employees

The number of our employees by geographic location and function as of the end of the period for the fiscal years ended December 31, 2025, 2024 and 2023 were as follows:

	As of December 31,
	2025	2024	2023
Business functional area:
Research and development	7	8	16
General and administration	4	5	5

Total	11	13	21

	As of December 31,
	2025	2024	2023
Geography:
United Kingdom	7	11	19
Germany	1	1	1
Republic of Ireland	1	1	1
United States of America	2	-	-

Total	11	13	21

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

There are limits on the grants of EMI Options. EMI Options shall be granted under, and comply with, Schedule 5. This confers tax benefits on EMI Options up to a certain threshold. That threshold is currently such that if an employee holds unexercised EMI Options with a value at grant of £250,000, he or she may not have any further EMI Options granted. In the event that this threshold is exceeded, or we cease to satisfy the qualifying conditions, Unapproved Options may still be granted under the terms of the Plan. At grant, the total value of Ordinary Shares subject to unexercised EMI Options at any time may currently not exceed £3.0 million, increasing to £6.0 million for EMI Options granted on or after April 6, 2026. All EMI Options must be exercised within 10 years from the grant date, or as set forth in the applicable option agreement, following which they will lapse.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A.	Major Shareholders

The following table sets forth information, to our knowledge, as of March 12, 2026, regarding the beneficial ownership of Ordinary Shares, including:

•	each person that is known by us to be a beneficial owner of 5% or more of Ordinary Shares (based on information in our share register and/or information provided by such persons);

•	each member of our Board of Directors;

•	each member of our senior management; and

•	all members of our Board of Directors and our senior management, taken as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based upon the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentage of beneficial ownership is based upon 324,156,808,922 Ordinary Shares outstanding as of March 12, 2026. Ordinary Shares subject to options or warrants currently exercisable or exercisable within 60 days of March 12, 2026 are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Unless otherwise indicated, the address for each holder listed below is Biodexa Pharmaceuticals PLC, Caspian Point, 1 Caspian Way, Cardiff, CF10 4DQ, United Kingdom. All holders of Ordinary Shares, including those shareholders listed below, have the same voting rights with respect to such shares.

Name of Beneficial Owner	Amount and Nature Of Ownership	Percent of Class
Major Shareholders
Armistice Capital, LLC (1)	35,977,408,301	9.99%
Sabby Management, LLC (2)	35,977,408,301	9.99%
Directors and Senior Management:
Ann Merchant (3)	16,200,000	*
Stephen Parker (4)	32,400,000	*
Fiona (Powell) Sharp (5)	16,126,475	*
Stephen Stamp (6)	48,372,625	*
Simon Turton (7)	16,202,765	*
Sijmen de Vries (8)	16,200,000	*
Directors and senior management as a group (6 persons) (9)

__________________

*	Less than one percent of the outstanding Ordinary Shares.
**	Excludes certain securities subject to a beneficial ownership blocker. See notes (1) and (2) below.

(1)	Based upon our information and belief. Includes 35,977,408,301 Ordinary Shares (in the form of Depositary Shares) issuable upon currently exercisable warrants. The warrants are subject to a beneficial ownership limitation of 9.99%, which does not permit the holder to exercise that portion of the warrants that would result in the holder and its affiliates owning, after exercise, a number of our Ordinary Shares in excess of the beneficial ownership limitation. The remaining 317,810,391,699 Ordinary Shares (in the form of Depositary Shares) issuable upon exercise of the warrants are excluded pursuant to the beneficial ownership limitation. The securities are directly held by the Armistice Capital Master Fund, LP, and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC, or Armistice Capital, as the investment manager of Armistice Capital Master Fund, LP; and (ii) Steven Boyd, as the Managing Member of Armistice Capital, LLC. The address of Armistice Capital Master Fund, LP is 510 Madison Ave, 7th Floor, New York, NY 10022.
(2)	Based upon our information and belief. Includes 35,977,408,301 Ordinary Shares (in the form of Depositary Shares) issuable upon currently exercisable warrants. The warrants are subject to a beneficial ownership limitation of 9.99%, which does not permit the holder to exercise that portion of the warrants that would result in the holder and its affiliates owning, after exercise, a number of our Ordinary Shares in excess of the beneficial ownership limitation. The remaining 317,810,391,699 Ordinary Shares (in the form of Depositary Shares) issuable upon exercise of the warrants are excluded pursuant to the beneficial ownership limitation. The securities are directly held by Sabby Volatility Warrant Master Fund Ltd., or SVWMF, and may be deemed to be beneficially owned by (i) Sabby Management, LLC, as the investment manager of SVWMF, and (ii) Hal Mintz, as manager of Sabby Management, LLC. The address of Sabby Management, LLC is 1011 Links Drive, Miami Beach, FL 33109.

(3)	Shares owned by Ms. Merchant are Ordinary Shares subject to outstanding stock options which are exercisable at March 12, 2026 or will become exercisable within 60 days after such date.
(4)	Shares owned by Dr. Parker are Ordinary Shares subject to outstanding stock options which are exercisable at March 12, 2026 or will become exercisable within 60 days after such date.
(5)	Shares owned by Ms. Sharp are Ordinary Shares subject to outstanding stock options which are exercisable at March 12, 2026 or will become exercisable within 60 days after such date.
(6)	Shares owned by Mr. Stamp are Ordinary Shares subject to outstanding stock options which are exercisable at March 12, 2026 or will become exercisable within 60 days after such date.
(7)	Shares owned by Dr. Turton include 16,200,000 Ordinary Shares subject to outstanding stock options which are exercisable at March 12, 2026 or will become exercisable within 60 days after such date.
(8)	Shares owned by Dr. de Vries are Ordinary Shares subject to outstanding stock options which are exercisable at March 1, 2026 or will become exercisable within 60 days after such date.
(9)	Shares owned by all directors and senior management as a group include 145,499,100 Ordinary Shares subject to outstanding stock options, which are exercisable at March 12, 2026 or will become exercisable within 60 days after such date.

As of March 12, 2026, approximately 0.00015% of our outstanding Ordinary Shares was held by registered shareholders with addresses in the United Kingdom, and we had 183 holders of record in the United Kingdom (in each case, excluding shares held by the custodian under our depositary agreement with JPMorgan Chase Bank, N.A.). As of March 12, 2026, JPMorgan Chase Bank, N.A., as depositary for the Depositary Shares, held 323,863,352,427 Ordinary Shares, representing 99.9% of the issued share capital held at that date. As of March 12, 2026, we had two holders of record with an address in the United States. The number of holders of record or registered holders in the United States or United Kingdom is not representative of the number of beneficial holders or of the residence of beneficial holders.

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

Agreements with Directors and Senior Management

We have previously entered into agreements with directors and certain of our senior management related to their service on our Board of Directors or employment with the Company. For more information, see “Management.”

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

Other than the information set forth in this annual report, there have been no significant changes since December 31, 2025.

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

Certain United Kingdom Taxation Considerations

The following is a general summary of certain United Kingdom tax considerations relating to the ownership and disposal of our Ordinary Shares or Depositary Shares and does not address all possible tax consequences relating to an investment in our Ordinary Shares or Depositary Shares. It is based on United Kingdom tax law and generally published His Majesty’s Revenue & Customs, or HMRC, practice as of the date of this prospectus, both of which are subject to change, possibly with retrospective effect.

Save as provided otherwise, this summary applies only to a person who is the absolute beneficial owner of our Ordinary Shares or Depositary Shares and who is at all relevant times resident (and, in the case of an individual, long-term resident) in the United Kingdom for tax purposes and who is not and has not been resident for tax purposes in any other jurisdiction, or a U.K. Holder. A person who is not a U.K. Holder or who is resident or otherwise subject to tax in a jurisdiction outside the United Kingdom, is recommended to seek the advice of professional advisors in relation to their taxation obligations.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under United Kingdom tax law. In particular this summary:

•	only applies to an absolute beneficial owner of Ordinary Shares or Depositary Shares and any dividend paid in respect of that Ordinary Share where the dividend is regarded for United Kingdom tax purposes as that person’s own income (and not the income of some other person); and

•	(a) only addresses the principal United Kingdom tax consequences for an investor who holds Ordinary Shares or Depositary Shares as a capital asset, (b) does not address the tax consequences that may be relevant to certain special classes of investor such as a dealer, broker or trader in shares or securities and any other person who holds Ordinary Shares or Depositary Shares otherwise than as an investment, (c) does not address the tax consequences for a holder that is a financial institution, insurance company, collective investment scheme, pension scheme, charity or tax-exempt organization, or a person for whom income or capital returns in relation to their Ordinary Shares or Depositary Shares may be treated as carried interest, (d) assumes that a holder is not an officer or employee of the company (nor of any related company) and has not (and is not deemed to have) acquired the Ordinary Shares or Depositary Shares by reason of an office or employment, and (e) assumes that a holder does not control or hold (and is not deemed to control or hold), either alone or together with one or more associated or connected persons, directly or indirectly (including through the holding of Depositary Shares), an interest of 10% or more in the issued share capital (or in any class thereof), voting power, rights to profits or capital of the company, and is not otherwise connected with the company.

This summary further assumes that a holder of Depositary Shares is the beneficial owner of the underlying Ordinary Shares for United Kingdom direct tax purposes.

POTENTIAL INVESTORS IN THE ORDINARY SHARES OR DEPOSITARY SHARES SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER UNITED KINGDOM TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES OR DEPOSITARY SHARES, IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.

Taxation of Dividends

Withholding Tax.  The Company is not required to withhold United Kingdom tax when paying a dividend.

An individual holder of Ordinary Shares or Depositary Shares who is not a U.K. Holder will not generally be chargeable to United Kingdom income tax on a dividend paid by the Company, unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which the Ordinary Shares or Depositary Shares are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to United Kingdom income tax on a dividend received from the Company.

A dividend received by an individual U.K. Holder will be subject to United Kingdom income tax. The rate of United Kingdom income tax that is chargeable on dividends received in the United Kingdom tax year 2025/2026 by an individual U.K. Holder who is (i) an additional rate taxpayer is 39.35%, (ii) a higher rate taxpayer is 33.75%, and (iii) a basic rate taxpayer is 8.75%. For the United Kingdom tax year 2026/2027, the applicable rate remains 39.35% for an additional rate taxpayer, but has increased to 35.75% for a higher rate taxpayer and to 10.75% for a basic rate taxpayer. An individual U.K. Holder may be entitled to a tax-free dividend allowance (in addition to their personal allowance), currently of £500 for the tax year 2025/2026 and remaining at this level for the tax year 2026/2027, being the amount of dividend income that the relevant individual can receive before United Kingdom income tax is payable. Dividends within the dividend allowance will still count towards the relevant individual's basic, higher or additional rate bands, however. An individual’s dividend income is treated as the top slice of their total income that is chargeable to United Kingdom income tax. Dividends which are covered by an individual’s personal income tax allowance do not count towards and are ignored for the dividend allowance.

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

A corporate holder of Ordinary Shares or Depositary Shares that is not a U.K. Holder will not generally be subject to United Kingdom corporation tax on a dividend received from the company, unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the Ordinary Shares or Depositary Shares are attributable. In these circumstances, such holder may, depending on its particular circumstances and if the exemption from United Kingdom corporation tax discussed above does not apply, be chargeable to United Kingdom corporation tax on dividends received from the Company.

Taxation of Chargeable Gains

U.K. Holders. A disposal or deemed disposal of Ordinary Shares or Depositary Shares by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of United Kingdom capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of Ordinary Shares or Depositary Shares are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level at which the annual exempt amount for United Kingdom capital gains tax (the “annual exempt amount”) is set by the United Kingdom government for that tax year. The current annual exempt amount is £3,000. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the relevant tax year exceeds the basic rate income tax band, any taxable capital gain accruing on a disposal of an Ordinary Share or a Depositary Shares is taxed at the rate of 24%. Where a U.K. Holder’s total taxable income is within or less than the basic rate income tax band, any taxable capital gain accruing on a disposal of our Ordinary Shares or Depositary Shares may be taxed at the rate of 18% or the rate of 24% or at a combination of both rates.

An individual U.K. Holder who ceases to be resident in the United Kingdom (or who fails to be regarded as resident in a territory outside the United Kingdom for the purposes of double taxation relief) for a period of five calendar years or less and who disposes of Ordinary Shares or Depositary Shares during that period of temporary non-United Kingdom residence may be liable to United Kingdom capital gains tax on a chargeable gain accruing on such disposal on his or her return to the United Kingdom (or upon ceasing to be regarded as resident outside the United Kingdom for the purposes of double taxation relief) (subject to available exemptions or reliefs).

A disposal (or deemed disposal) of Ordinary Shares or Depositary Shares by a corporate U.K. Holder may give rise to a chargeable gain or an allowable loss for such holder for the purpose of United Kingdom corporation tax.

Any gain or loss in respect of currency fluctuations over the period of holding Ordinary Shares or Depositary Shares is also brought into account on a disposal.

Non-U.K. Holders. An individual holder who is not a U.K. Holder will not generally be liable to United Kingdom capital gains tax on capital gains realized on the disposal of Ordinary Shares or Depositary Shares unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment in the United Kingdom to which the Ordinary Shares or Depositary Shares are attributable (assuming that the Company is not treated as deriving 75% or more of its gross asset value from interests in or rights over United Kingdom real estate). In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to United Kingdom capital gains tax on chargeable gains arising from a disposal of his or her Ordinary Shares or Depositary Shares.

A corporate holder of Ordinary Shares or Depositary Shares that is not a U.K. Holder will not generally be liable for United Kingdom corporation tax on chargeable gains realized on the disposal of Ordinary Shares or Depositary Shares unless it carries (whether solely or in partnership) on a trade in the United Kingdom through a permanent establishment to which the Ordinary Shares or Depositary Shares are attributable (assuming that the Company is not treated as deriving 75% or more of its gross asset value from interests in United Kingdom real estate). In these circumstances, a disposal (or deemed disposal) of Ordinary Shares or Depositary Shares by such holder may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom corporation tax.

Inheritance Tax

If for the purposes of the Double Taxation Relief (Taxes on Estates of Deceased Persons and on Gifts) Treaty United States of America Order 1979 (SI 1979/1454) between the United States and the United Kingdom an individual holder is at the time of their death or a transfer made during their lifetime, domiciled in the United States (and not treated as domiciled in the United Kingdom (including, from April 6, 2025 onwards, as a result of being a long-term United Kingdom resident)) and is not a national of the United Kingdom, any Ordinary Shares or Depositary Shares beneficially owned by that holder should not generally be subject to United Kingdom inheritance tax, provided that any applicable United States federal gift or estate tax liability is paid, except where (i) the Ordinary Shares or Depositary Shares are part of the business property of a United Kingdom permanent establishment or pertains to a United Kingdom fixed base used for the performance of independent personal services; or (ii) the Ordinary Shares or Depositary Shares are comprised in a settlement unless, at the time the settlement was made, the settlor was domiciled in the United States and not a national of the United Kingdom (in which case no charge to United Kingdom inheritance tax should generally apply).

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

Subject to an exemption for certain low value transactions properly certified as being for consideration of less than £1,000, an instrument transferring an Ordinary Share would be subject to stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). The purchaser is liable to HMRC for the payment of the stamp duty (if any). Under current HMRC guidance, no stamp duty should be payable on a written instrument transferring a Depositary Share or on a written agreement to transfer a Depositary Share, on the basis that the Depositary Share is not regarded as either “stock” or a “marketable security” for United Kingdom stamp duty purposes.

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

It is our understanding that DTC has not to date made an election under section 97A(1) of the Finance Act 1986 to elect for SDRT to be chargeable in respect of transfers within DTC. On that basis, paperless transfers within DTC should not attract a charge to SDRT.

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

Certain United States Taxation Considerations

The following discussion describes the material United States federal income tax considerations to U.S. Holders (as defined below) under present law of the purchase, ownership and disposition of the Depositary Shares. This discussion is based on the United States Internal Revenue Code of 1986, as amended, or the Code, for purposes of this discussion, in effect as of the date of this annual report and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This discussion applies only to U.S. Holders that hold the Depositary Shares as capital assets for United States federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase the Depositary Shares by any particular investor. In particular, this discussion does not address tax considerations applicable to a U.S. Holder that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, banks, thrifts, or other financial institutions, an insurance company, a tax-exempt organization, a person that holds the Depositary Shares as part of a hedge, straddle or conversion transaction for tax purposes, a person whose functional currency for tax purposes is not the United States dollar, certain former citizens or residents of the United States or a person that owns directly, indirectly or constructively shares representing 10% or more of our shares by vote or value. Moreover, this description does not address the United States federal estate, gift, or alternative minimum tax consequences, or any state, local or non-U.S. tax consequences, of the acquisition, ownership and disposition of the Depositary Shares. In addition, the discussion does not address tax consequences to an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes that holds the Depositary Shares, or a partner in or owner of such partnership or other pass-through entity. The United States federal income tax treatment of each partner of such partnership or owner of such pass-through entity generally will depend upon the status of the partner or owner and the activities of the partnership or other pass-through entity. Prospective purchasers that are partners in a partnership or owners of a pass-through entity holding the Depositary Shares are urged to consult their own tax advisers.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply to an investor that is a beneficial owner of Depositary Shares and that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) that is created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	any trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) such trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

For U.S. federal income tax purposes, a beneficial owner of Depositary Shares generally will be treated as the owner of the underlying Ordinary Shares represented by such Depositary Shares. Accordingly, deposits or withdrawals of the underlying Ordinary Shares for Depositary Shares generally will not be subject to United States federal income tax. The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. The United States Treasury has expressed concerns that parties to whom Depositary Shares are released before shares are delivered to the depositary or intermediaries in the chain of ownership between the U.S. Holder of a Depositary Share and the issuer of the security underlying the Depositary Share may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of Depositary Shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain noncorporate U.S. Holders. As a result, the creditability of non-U.S. withholding taxes (if any), and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. Accordingly, U.S. persons considering an investment in Depositary Shares that, as described below, are generally taxed in the same manner as a U.S. Holder of Depositary Shares, should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Depositary Shares, including the applicability of United States federal, state and local tax laws and non-United States tax laws.

You are urged to consult your tax advisors about the application of the United States federal income tax rules to your particular circumstances as well as the state, local, non-United States and other tax consequences of the purchase, ownership and disposition of the Depositary Shares.

Passive Foreign Investment Company Considerations

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

Based upon estimates with respect to its income, assets, and operations, it is expected that we will not be a PFIC for the current taxable year. However, because the determination of PFIC status must be made on an annual basis after the end of the taxable year and will depend on the composition of the income and assets, as well as the nature of the activities, of our activities and those of our subsidiaries from time to time, there can be no assurance that we will not be considered a PFIC for the current taxable year or any subsequent taxable year.

If we were to be classified as a PFIC for any taxable year in which a U.S. Holder held the Depositary Shares, various adverse United States tax consequences could result to such U.S. Holders, including taxation of gain on a sale or other disposition of the Depositary Shares at ordinary income rates and imposition of an interest charge on gain or on distributions with respect to the Depositary Shares. Unless a U.S. Holder of PFIC shares elects to be taxed annually on a mark-to-market basis or makes a “qualified electing fund,” or QEF, election (in either case, if eligible) and certain other requirements are met, gain realized on the sale or other disposition of PFIC shares would generally not be treated as capital gain. Instead, the U.S. Holder would be treated as if the U.S. Holder had realized such gain ratably over such holder’s holding period for such securities. The amounts allocated to the taxable year of sale or other disposition and to any year before the foreign corporation became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such year, together with an interest charge in respect of the tax attributable to each such year. Similar rules apply to the extent any distribution in respect of PFIC shares exceeds 125% of the average annual distribution on such PFIC securities received by the U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter. With certain exceptions, a foreign corporation is treated as a PFIC with respect to a U.S. Holder (including a U.S. Holder of warrants, as applicable) if the corporation was a PFIC with respect to such holder at any time during the holder’s holding period of the foreign corporation’s stock or warrants. Dividends paid to with respect to shares of a PFIC are not eligible for the special tax rates applicable to qualified dividend income of certain non-corporate holders. Instead, such dividend income is taxable at rates applicable to ordinary income.

If we were to be treated as a PFIC, the tax consequences described above could be avoided by a “mark-to-market” election with respect to the Depositary Shares. A U.S. Holder making a “mark-to-market” election (assuming the requirements for such an election are satisfied) generally would (i) be required to include as ordinary income the excess of the fair market value of the Depositary Shares on the last day of the U.S. Holder’s taxable year over the U.S. Holder’s adjusted tax basis in such Depositary Shares and (ii) be allowed a deduction in an amount equal to the lesser of (A) the excess, if any, of the U.S. Holder’s adjusted tax basis in the Depositary Shares over the fair market value of such Depositary Shares on the last day of the U.S. Holder’s taxable year or (B) the excess, if any, of the amount included in income because of the election for prior taxable years over the amount allowed as a deduction because of the election for prior taxable years. In addition, upon a sale or other taxable disposition of Depositary Shares, a U.S. Holder would recognize ordinary income or loss (which loss could not be in excess of the amount included in income because of the election for prior taxable years over the amount allowed as a deduction because of the election for prior taxable years). If we were to be treated as a PFIC, different rules would apply to a U.S. Holder making a QEF election with respect to Depositary Shares. However, we do not intend to prepare or provide the information necessary for U.S. Holders to make a QEF election.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Depositary Shares, each such U.S. Holder generally will be required to file an annual information return on IRS Form 8621 containing such information as the United States Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to United States federal income tax.

The United States federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their tax advisors with respect to the purchase, ownership and disposition of the Depositary Shares, the availability of the mark-to-market election and whether making the election would be advisable in their particular circumstances, and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the Depositary Shares.

Taxation of the Depositary Shares

Dividends and Other Distributions on the Depositary Shares. Subject to the discussion above under the heading “—Passive Foreign Investment Company Considerations”, generally the gross amount of distributions made by us, if any, to a U.S. Holder with respect to the Depositary Shares, before reduction for any non-U.S. taxes withheld therefrom, will be includable in gross income as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent, if any, that the amount of any cash distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of such U.S. Holder’s tax basis in its Depositary Shares, and to the extent the amount of the distribution exceeds such U.S. Holder’s tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. A dividend in respect of the Depositary Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on Depositary Shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such reduced rate shall not apply if we are a PFIC for the taxable year in which we pay a dividend, or were a PFIC in the preceding taxable year. As indicated in the section titled “Dividend Policy” herein, we intend to retain any earnings for use in our business and do not currently intend to pay dividends on our Ordinary Shares.

Subject to the paragraph below, dividends generally will constitute income from sources outside the United States, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” Dividend payments may be made without withholding or deduction for or on account of United Kingdom tax.

Notwithstanding the paragraph above, if 50% or more of the Depositary Shares are treated as held by United States persons, we will be treated as a “U.S.-owned foreign corporation.” In that case, dividends may be treated for United States foreign tax credit purposes as income from sources outside the United States to the extent paid out of our non-United States source earnings and profits, and as income from sources within the United States to the extent paid out of our United States source earnings and profits. There can be no assurance that we will not be treated as a United States-owned foreign corporation. If the dividends are taxed at the lower tax rates generally applicable to long-term capital gains (as discussed above), the amount of the dividend taken into account for purposes of calculating the United States foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the preferential rate divided by the highest rate of tax normally applicable to dividends. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders are urged to consult their tax advisors to determine whether and to what extent such U.S. Holder will be entitled to a foreign tax credit.

Taxation of Dispositions of Depositary Shares. Subject to the discussion above under “—Passive Foreign Investment Company Considerations”, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a Depositary Share equal to the difference between the amount realized (the amount of cash (in U.S. dollars) plus the fair market value of any property received) for the Depositary Share and such U.S. Holder’s tax basis (in U.S. dollars) in the Depositary Share. The gain or loss will generally be capital gain or loss. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Depositary Shares were held by the U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for United States foreign tax credit purposes.

Disposition of Foreign Currency

U.S. Holders are urged to consult their tax advisors regarding the tax consequences of receiving, converting or disposing of any non-U.S. currency received as dividends on our Depositary Shares or on the sale or retirement of a Depositary Share.

Tax on Net Investment Income

An additional 3.8% Medicare tax may be imposed on some or all of such U.S. Holder’s “net investment income.” Net investment income generally includes income from the Depositary Shares unless such income is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). You should consult your tax advisors regarding the effect this Medicare tax may have, if any, on your acquisition, ownership or disposition of the Depositary Shares.

Information Reporting and Backup Withholding

Distributions with respect to Depositary Shares and proceeds from the sale, exchange or disposition of Depositary Shares may be subject to information reporting to the IRS, and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Foreign Financial Asset Information Reporting

U.S. Holders who are either individuals or certain domestic entities may be required to submit certain information to the IRS with respect to such holder’s beneficial ownership of the Depositary Shares, if such Depositary Shares are not held on such holder’s behalf by a financial institution, as our ordinary shares are considered “specified foreign financial assets.” This law also imposes penalties and potential other adverse tax consequences if a U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders are urged to consult their tax advisors regarding the potential information reporting obligations that may be imposed with respect to the ownership and disposition of the Depositary Shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR SECURITIES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

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

We also make available on our website, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.biodexapharma.com. The information contained on our website is not incorporated by reference in this annual report.

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

Foreign Exchange Risk

Foreign exchange risk also arises when our individual entities enter into transactions denominated in a currency other than our functional currency. Our transactions outside the United Kingdom to Europe and the United States drive foreign exchange movements where suppliers invoice in currency other than British pounds sterling. We do retain some cash balances in US Dollars from our US Dollar denominated equity raises to reduce the foreign exchange exposure on US$ denominated suppliers related to our NASDAQ listing and US based clinical studies. To the extent other assets and/or consumables are purchased in foreign currencies, the requisite currency is purchased immediately upon invoice.

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

We have prepared cash flow forecasts and considered the cash flow requirement for the next three years, including the period 12 months from the date of approval of the financial statements included in this this annual report. Our forecasts show that further financing will be required in the third quarter of 2026 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. In January 2025, we entered into a $35.0 million ELOC with the Investor, whereby we may direct such investor from time to time to purchase Depositary Shares (subject to certain limitations) and receive proceeds in accordance with a formula price. However, there is no guarantee that we will be able to use the ELOC or raise from other financing to the extent necessary to finance our operations. As at December 31, 2025, $26.08 million remains undrawn from the ELOC.

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

This requirement for additional financing represents a material uncertainty that raises substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2025 with respect to this uncertainty. Should it become evident in the future that there are no realistic financing options available to us which are actionable before our cash resources run out then we will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would be stated at net realizable value and all liabilities would be accelerated to current liabilities.

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

Based upon our evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.

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

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2025 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013.

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm we are a non-accelerated filer.

D.	Changes in Internal Control Over Financing Reporting

We regularly review our system of internal control over financial reporting to ensure we maintain an effective internal control environment. Other than the changes discussed herein, there were no changes in our internal control over financial reporting that occurred during the fiscal year ended December 31, 2025 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

The Audit Committee consists of three members: Simon Turton (Chairman), Stephen Parker and Ann Merchant. The Board of Directors has determined that Dr. Turton and Dr. Parker and Ms. Merchant are independent under Rule 10A-3 of the Exchange Act and the applicable rules of NASDAQ and that Dr. Turton qualifies as an “audit committee financial expert” as defined under in Item 16A of Form 20-F.

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

PKF Littlejohn LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2025 and 2024. Forvis Mazars LLP (then called Mazars LLP) acted as our independent registered public accounting firm until October 31, 2024, when they resigned. The following table sets forth by category of service the total fees for services provided to us by our independent registered public accounting firms during the fiscal years ended December 31, 2025 and 2024.

	2025	2024
	(£ in thousands)
Audit Fees (1)	140	222
Audit-Related Fees(2)	35	59
Tax Fees(3)	-	-
All Other Fees(4)	-	-
Total	175	281

______________

(1)	Audit fees consist of the aggregate fees billed in connection with the audit and United Kingdom statutory audit of our annual consolidated financial statements included in this annual report, interim reviews of our half-yearly financial information and other services related to SEC filings. For the fiscal year ended December 31, 2024, audit fees included £72,000 in respect of fees paid to Forvis Mazars LLP (then called Mazars LLP), with the balance relating to PKF Littlejohn LLP.

(2)	Audit-related fees are fees for services that are traditionally performed by the independent accountants, including consultations concerning financial accounting and reporting, employee benefit plan audits, due diligence on mergers or acquisitions and the issuance of comfort letter.

(4)	Represents the aggregate fees billed for tax compliance, tax advice and tax consulting services.

(5)	Represents the aggregate fees billed for all products and services provided that are not included under “audit fees”, “audit related fees” or “tax fees,” including, but not limited to, fees billed for services relating to mergers and acquisitions.

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

ITEM 16G. CORPORATE GOVERNANCE.

Companies with securities listed on NASDAQ are required to comply with United States federal securities laws, including the Sarbanes-Oxley Act of 2002, as well as certain NASDAQ rules and corporate governance requirements. As a foreign private issuer, however, we are entitled to follow our home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to United States federal securities laws. The United Kingdom laws and practices followed by the Company in lieu of NASDAQ rules are described below:

•	We do not follow NASDAQ’s requirement that the Board of Directors be comprised of a majority of Independent Directors, as defined under Rule 5605(a)(2). In accordance with United Kingdom law and practice, we do not require a majority of our Board of Directors to be considered independent.

•	We do not follow NASDAQ’s requirements applicable to independent director oversight of director nominations, which require that director nominees either be selected or recommended by independent directors. In accordance with United Kingdom law and practice, our directors are nominated by the Nominations Committee, which is comprised of all of the directors of the Company.

•	We do not follow NASDAQ’s requirement that the compensation committee be comprised of Independent Directors, as defined under Rule 5605(a)(2).

•	We do not require that the compensation committee consider the specific factors affecting consultant independence that are set forth in NASDAQ Rule 5605(d)(3)(D). Our compensation committee may engage independent compensation consultants at its discretion.

•	We do not follow NASDAQ’s requirements that non-executive directors meet on a regular basis without management present. Our Board of Directors may choose to meet in executive session at their discretion.

•	We do not follow NASDAQ’s quorum requirements for stockholder meetings. In accordance with United Kingdom law and practice, our Articles of Association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•	We do not follow NASDAQ’s requirements to seek shareholder approval for the establishment of, or any material amendments to, certain equity compensation or purchase plans or other equity compensation arrangements. We follow United Kingdom law and practice with respect to any requirement to obtain shareholder approval in connection with equity compensation or purchase plans or other equity compensation arrangements.

•	We do not follow NASDAQ’s requirement for shareholder approval in connection with certain private placements of our equity securities.. We follow United Kingdom law and practice with respect to any requirement to obtain shareholder approval in connection with any private placement of equity securities.

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

Cybersecurity Risk Management and Strategy; Effect of Risk

We face risks related to cybersecurity such as unauthorized access, cybersecurity attacks and other security incidents, including as perpetrated by hackers and unintentional damage or disruption to hardware and software systems, loss of data, and misappropriation of confidential information. To identify and assess material risks from cybersecurity threats, we, together with our outsourced IT vendor, maintain a comprehensive cybersecurity program to ensure our systems are effective and prepared for information security risks, including regular oversight of our programs for security monitoring for internal and external threats to ensure the confidentiality and integrity of our information assets. We consider risks from cybersecurity threats alongside other company risks as part of our overall risk assessment process. Together with our outsourced IT vendor, we employ a range of tools and services, including regular network and endpoint monitoring and audits.

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

To provide for the availability of critical data and systems, maintain regulatory compliance, manage our material risks from cybersecurity threats, and protect against and respond to cybersecurity incidents, we undertake the following activities:

•	monitor emerging data protection laws and implement changes to our processes that are designed to comply with such laws;
•	through our policies, practices and contracts (as applicable), require employees, as well as third parties that provide services on our behalf, to treat confidential information and data with care;
•	employ technical safeguards that are designed to protect all information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through cybersecurity threat intelligence;
•	provide regular, mandatory training for our employees and contractors regarding cybersecurity threats as a means to equip them with effective tools to address cybersecurity threats, and to communicate our evolving information security policies, standards, processes and practices; and
•	carry information security risk insurance that provides protection against the potential losses arising from a cybersecurity incident.

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

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our Chief Executive Officer and supported by our Group Controller and Finance & Administration Manager. These individuals have experience in various roles involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs, as well as managing outsourced IT vendors. These management team members are in close contact with our outsourced IT vendor who is responsible for day-to-day monitoring of the prevention, mitigation, detection, and remediation of cybersecurity incidents. The delegated management team referenced above, together with our outsourced IT vendor, are responsible for the operation of our incident response plan. As discussed above, these management team members report to the audit committee of our board of directors about cybersecurity threat risks, among other cybersecurity related matters, at least annually and more frequently should a cybersecurity event occur.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS.

The financial statements are filed as part of this annual report beginning on page F-1.

The financial statements of the Company included in this annual report do not constitute statutory financial statements within the meaning of the United Kingdom Companies Act 2006. The Company’s statutory financial statements for the years ended December 31, 2025 and 2024 have been reported on by PKF Littlejohn LLP, independent auditors, and for the year ended December 31, 2023 has been reported on by Forvis Mazars LLP (then called Mazars LLP), independent auditors, under applicable law and the International Standards on Auditing (United Kingdom). The Independent Auditors’ Report of PKF Littlejohn LLP on the statutory financial statements for the years ended December 31, 2025 and 2024 included an emphasis of matter regarding material uncertainty over going concern. The Independent Auditors’ Report of Forvis Mazars LLP (then called Mazars LLP) on the statutory financial statements for the year ended December 31, 2023 included an emphasis of matter regarding material uncertainty over going concern.

ITEM 19. EXHIBITS.

Exhibit Index

Exhibit Number	Title

3.1	Articles of Association of Biodexa Pharmaceuticals PLC, adopted on June 11, 2025 (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K, filed with the SEC on June 13, 2025).

2.1*	Description of Securities Registered Under Section 12 of the Exchange Act.

2.2	Specimen certificate representing ordinary shares of Biodexa Pharmaceuticals Plc (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-272693), filed with the SEC on June 16, 2023).

2.3	Form of Second Amended and Restated Deposit Agreement by and among Biodexa Pharmaceuticals PLC, JPMorgan Chase Bank, N.A., as depositary, and all owners and holders from time to time of American Depositary Shares thereunder (incorporated by reference to Exhibit (a) to the Company’s Registration Statement on Form F-6 (File No. 333-275909), filed with the SEC on December 6, 2023).

2.4	Form of JPMorgan Chase Bank, N.A. American Depositary Receipt (included in Exhibit 4.3 as Exhibit A thereto).

2.5	Form of Series L Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on December 18, 2025).

2.6	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on December 18, 2025).

2.7	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on December 18, 2025).

2.8	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Report on Form 6-K, filed with the SEC on February 9, 2023).

2.9	Form of Series D Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on May 24, 2023).

2.10	Form of May 2023 Placement Agent Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on May 24, 2023).

2.11	Form of Series E Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on December 21, 2023).

2.12	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 6-K, filed with the SEC on December 21, 2023).

2.13	Form of December 2023 Underwriter Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on December 21, 2023).

2.14	Form of Series G Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on May 28, 2024).

2.15	Form of Warrant Agent Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on May 28, 2024).

2.16	Form of Series J Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Report on Form 6-K, filed with the SEC on July 19, 2024).

2.17	Form of July 2024 Placement Agent Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 6-K, filed with the SEC on July 19, 2024).

2.18	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Report on Form 6-K, filed with the SEC on July 19, 2024).

4.1#	Biodexa PLC Enterprise Management Incentive and Unapproved Share Option Scheme (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 19, 2024).

4.2#	Form of Option Agreement (included in Exhibit 10.1).

4.3#	Form of Appointment Letter between Midatech Pharma PLC and certain directors of Midatech Pharma PLC (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.4#	Deed of Indemnity dated August 5, 2015 (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-4 (File No. 333-206305), originally filed with the SEC on August 11, 2015, as amended).

4.5†#	Service Agreement dated as of September 9, 2019, by and between Midatech Pharma PLC and Stephen Stamp (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on September 19, 2019).

4.6#	Terms of Appointment as Director, dated June 20, 2022, by and between Midatech Pharma PLC and Stephen Barry Parker (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on June 21, 2022).

4.7	Assignment and Exchange Agreement, dated as of November 22, 2023, by and among Biodexa Pharmaceuticals PLC, Adhera Therapeutics, Inc. and the Secured Noteholders (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on November 27, 2023).

4.8†	License Agreement, dated November 22, 2023, by and among Biodexa Pharmaceuticals PLC and Melior Pharmaceuticals I, Inc. (incorporated by reference to Exhibit 10.4 of the Company’s Report on Form 6-K, filed with the SEC on November 27, 2023).

4.9	Form of Registration Rights Agreement by and between Biodexa Pharmaceuticals PLC and the Secured Noteholders (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K, filed with the SEC on November 27, 2023).

4.10	Form of Registration Rights Agreement by and between Biodexa Pharmaceuticals PLC, Melior Pharmaceuticals, Inc. and Bukwang Pharmaceutical Co. Ltd. (incorporated by reference to Exhibit 10.5 of the Company’s Report on Form 6-K, filed with the SEC on November 27, 2023).

4.11†	License and Collaboration Agreement, dated as of April 25, 2024, by and between Rapamycin Holdings, Inc. (dba Emtora Biosciences) and Biodexa Pharmaceuticals PLC (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on April 26, 2024).

4.12	Form of Warrant Letter Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on May 22, 2024).

4.13	Form of Securities Purchase Agreement, dated July 18, 2024, by and between Biodexa Pharmaceuticals PLC and the investors identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on July 19, 2024).

4.14	Placement Agency Agreement, dated July 18, 2024, by and between Biodexa Pharmaceuticals PLC and Ladenburg Thalmann & Co. Inc. (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K, filed with the SEC on July 19, 2024).

4.15	Promissory Note issued to C/M Capital Master Fund, LP, dated as of December 20, 2024 (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 11, 2025).

4.16	Securities Purchase Agreement, dated January 15, 2025, by and between C/M Capital Master Fund, LP, and Biodexa Pharmaceuticals PLC (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K, filed with the SEC on January 17, 2025).

4.17	Registration Rights Agreement, dated January 15, 2025, by and between C/M Capital Master Fund, LP, and Biodexa Pharmaceuticals PLC (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K, filed with the SEC on January 17, 2025).

4.18	Form of Letter Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on May 15, 2025).

4.19	Placement Agency Agreement, dated as of December 17, 2025, by and between Biodexa Pharmaceuticals PLC and the Maxim Group LLC (incorporated by reference to Exhibit 10.2 of the Company’s Report on Form 6-K, filed with the SEC on December 18, 2025).

4.20	Form of Securities Purchase Agreement, dated as of December 17, 2025, by and between Biodexa Pharmaceuticals PLC and the investors identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Company’s Report on Form 6-K, filed with the SEC on December 18, 2025).

4.21†*	License and Collaboration Agreement, dated as of February 3, 2026, by and between Biodexa Pharmaceuticals PLC and Otsuka Pharmaceuticals Co., Ltd.

8.1*	Subsidiaries of Biodexa Pharmaceuticals PLC.

11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 11, 2025).

12.1*	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PKF Littlejohn LLP, independent registered public accounting firm.

15.2*	Consent of Forvis Mazars LLP, independent registered public accounting firm.

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 19, 2024).

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Documents

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within Inline XBRL document)

_________________

*	Filed herewith.
**	Furnished herewith.
#	Management contract or compensatory plan or arrangement
†	Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and would likely cause competitive harm to Biodexa Pharmaceuticals PLC if publicly disclosed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BIODEXA PHARMACEUTICALS PLC

By:	/s/ Stephen Stamp
Name:	Stephen Stamp
Title:	Chief Executive Officer

Date: March 27, 2026

BIODEXA PHARMACEUTICALS PLC

123

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Biodexa Pharmaceuticals Plc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Biodexa Pharmaceuticals plc and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, and the related consolidated statement of comprehensive income, changes in equity and cash flows for the years ended December 31, 2025 and 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Group is pre-revenue and its business model requires significant ongoing expenditure on research and development that include the costs to develop its portfolio, together with working capital requirements. The Group’s future viability is dependent on its ability to secure additional financing during the going concern period. A number of available financing options are currently being evaluated in addition to the existing Equity Line of Credit facility, and there is no guarantee the Group will be able to use the facility to the extent necessary to finance its operations as currently planned. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

London, England

Date: March 27, 2026

PCAOB ID No. 2814

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

/s/ Mazars LLP

Mazars LLP

London, England

April 18, 2024

Consolidated StatementS of Comprehensive Income

For the year ended 31 December

	Note	2025 £’000		2024 £’000	2023 £’000
Revenue	3	–		–	381
Other income		152		31	14
Research and development costs		(3,961)		(5,437)	(4,067)
Administrative costs		(4,836)		(3,793)	(4,342)
Loss from operations	4	(8,645)		(9,199)	(8,014)
Finance income	6	2,385		3,385	570
Finance expense	6	(229)		(165)	(41)
Loss before tax		(6,489)		(5,979)	(7,485)
Taxation	7	105		250	406
Loss for the year attributable to the owners of the parent		(6,384)		(5,729)	(7,079)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Exchange gains arising on translation of foreign operations		3		–	–
Total other comprehensive income net of tax		3		–	–
Total comprehensive loss attributable to the owners of the parent		(6,381)		(5,729)	(7,079)
Loss per share
Continuing operations
Basic and diluted loss per ordinary share	8	(0.0001	)p	(0.001)	(0.02)

The notes form an integral part of these consolidated financial statements.

Consolidated statementS of financial position

At 31 December

Company number 09216368	Note	2025 £’000	2024 £’000	2023 £’000
Assets
Non-current assets
Property, plant and equipment	9	91	324	571
Intangible assets	11	5,645	5,646	2,941
Total Non-Current Assets		5,736	5,970	3,512
Current assets
Trade and other receivables	13	3,786	6,568	637
Current taxation receivable		123	573	422
Cash and cash equivalents	14	8,534	1,669	5,971
Total Current Assets		12,443	8,810	7,030
Total assets		18,179	14,780	10,542
Liabilities
Non-current liabilities
Deferred consideration	16	645	1,306	–
Borrowings	17	-	118	295
Total Non-Current Liabilities		645	1,424	295
Current liabilities
Trade and other payables	15	2,590	3,504	1,240
Deferred consideration	16	563	538	–
Borrowings	17	61	609	169
Provisions	18	-	–	–
Derivative financial liability	19	2,915	383	4,160
Total Current liabilities		6,129	5,034	5,569
Total liabilities		6,774	6,458	5,864

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION(continued)

At 31 December

	Note	2025 £’000	2024 £’000	2023 £’000
Issued capital and reserves attributable to owners of the parent
Share capital	22	14,099	11,725	6,253
Share premium	23	98,923	93,124	86,732
Merger reserve	23	53,003	53,003	53,003
Warrant reserve	23	1,185	894	3,457
Foreign exchange reserve	23	3	–	–
Accumulated deficit	23	(155,808)	(150,424)	(144,767)
Total equity		11,405	8,322	4,678
Total equity and liabilities		18,179	14,780	10,542

The notes form an integral part of these consolidated financial statements.

Consolidated statements of cash flows

For the year ended 31 December

	Note	2025 £’000	2024 £’000	2023 £’000
Cash flows from operating activities
Loss for the year		(6,384)	(5,729)	(7,079)
Adjustments for:
Depreciation of property, plant and equipment	9	52	117	143
Depreciation of right of use asset	9	136	135	137
Amortisation of intangible fixed assets	11	1	2	3
Loss on disposal of property, plant and equipment		29	4	2
Impairment of loan	4	-	–	79
Impairment of ELOC upfront fee		373	-	-
Finance income	6	(2,385)	(3,385)	(570)
Finance expense	6	229	165	41
Share-based payment charge	4	170	283	28
Taxation	7	(105)	(250)	(406)
Foreign exchange losses/(gains)		(130)	4	–
Cash flows from operating activities before changes in working capital		(8,014)	(8,654)	(7,622)
Decrease/(Increase) in trade and other receivables		2,629	(5,975)	365
(Decrease)/Increase in trade and other payables		(913)	2,239	(207)
(Decrease)/Increase in provisions		-	–	(207)
Cash used in operations		(6,298)	(12,390)	(7,671)
Taxes received		707	129	845
Net cash used in operating activities		(5,591)	(12,261)	(6,826)

Consolidated statements of cash flows(continued)

For the year ended 31 December

	Note	2025 £’000	2024 £’000	2023 £’000
Investing activities
Purchases of property, plant and equipment	9	(2)	(9)	(26)
Proceeds from disposal of fixed assets		18	–	4
Purchase of intangible asset/deferred consideration	11	(689)	(765)	(237)
Loan granted	4	-	–	(79)
Interest received		90	176	73
Net cash (used in)/generated from investing activities		(583)	(598)	(265)
Financing activities
Interest paid		(14)	–	(13)
Amounts paid on lease liabilities		(246)	(186)	(188)
(Repayment)/Proceeds from promissory note		(450)	431	–
Share issues including warrants, net of costs	14	13,749	8,312	10,427
Net cash generated from financing activities		13,039	8,557	10,226
Net increase/(decrease) in cash and cash equivalents		6,865	(4,302)	3,135
Cash and cash equivalents at beginning of year		1,669	5,971	2,836
Exchange (losses)/gains on cash and cash equivalents		-	–	–
Cash and cash equivalents at end of year	14	8,534	1,669	5,971

The notes form an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

For the year ended 31 December

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2025		11,725	93,124	53,003	894	–	(150,424)	8,322
Loss for the year		–	–	–	–	–	(6,384)	(6,384)
Foreign exchange translation		–	–	–	–	3	–	3
Total comprehensive loss		–	–	–	–	3	(6,384)	(6,381)
Transactions with owners
Shares issued under ELOC agreement	14,22	2,030	4,817	–	–	–	–	6,847
Costs associated with ELOC agreement	14,22	86	(77)	–	–	–	–	9
Shares issued on 15 May 2025	14,22	100	143	–	–	–	–	243
Costs associated with share issue on 15 May 2025	14,22	–	(8)	–	–	–	–	(8)
Shares issued 19 December 2025		158	1,110	–	1,184	–	–	2,452
Costs associated with share issue on 19 December 2025	14/22	–	(186)	–	(173)	–	–	(359)
Lapse warrants		–	–	–	(720)	–	720	–
Share-based payment charge		–	–	–	–	–	280	280
Total contribution by and distributions to owners		2,374	5,799		291		1,000	9,464
At 31 December 2025		14,099	98,923	53,003	1,185	3	(155,674)	11,405

Consolidated statements of changes in equity(cONTINUED)

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2024		6,253	86,732	53,003	3,457	(144,767)	4,678
Loss for the year		–	–	–	–	(5,729)	(5,729)
Total comprehensive loss		–	–	–	–	(5,729)	(5,729)
Transactions with owners
Shares issued on 22 May 2024	14,22	1,614	5,048	–	–	–	6,662
Costs associated with share issue on 22 May 2024	14,22	–	(487)	–	–	–	(487)
Shares issued on 22 July 2024	14,22	2,105	79	–	2	–	2,186
Costs associated with share issue on 22 July 2024	14,22	–	(55)	–	–	(297)	(352)
Exercise of warrants during the year	14,22	1,602	1,739	–	(2,565)	–	776
Issue of shares to purchase intangible asset	11	151	68	–	–	–	219
Share-based payment charge		–	–	–	–	369	369
Total contribution by and distributions to owners		5,472	6,392	–	(2,563)	72	9,373
At 31 December 2024		11,725	93,124	53,003	894	(150,424)	8,322

Consolidated statements of changes in equity(cONTINUED)

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2023		1,108	83,667	53,003	720	(135,336)	3,162
Loss for the year		–	–	–	–	(7,079)	(7,079)
Total comprehensive loss		–	–	–	–	(7,079)	(7,079)
Transactions with owners
Exercise of warrants on 22 March 2022	14,22	–	–	–	–	–	–
Shares issued on 15 February 2023	14,22	1,956	3,013	–	–	–	4,969
Costs associated with share issue on 15 February 2023	14,22	–	(903)	–	–	–	(903)
Shares issued on 26 May 2023	14,22	2,380	–	–	–	(355)	2,025
Costs associated with share issue on 26 May 2023	14,22	–	–	–	–	(527)	(527)
Shares issued on 21 December 2023	14,22	485	–	–	1,315	(1,273)	527
Costs associated with share issue on 21 December 2023	14,22	–	–	–	–	(441)	(441)
Issue of shares to purchase intangible asset	11	324	955	–	1,422	–	2,701
Share-based payment charge		–	–	–	–	244	244
Total contribution by and distributions to owners		5,145	3,065	–	2,737	(2,352)	8,595
At 31 December 2023		6,253	86,732	53,003	3,457	(144,767)	4,678

Notes forming part of the financial statements

For the years ended 31 December 2025, 2024 and 2023

1	Accounting policies

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

The financial statements were approved and authorised for issue by the Board of Directors on 27 March 2026.

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

Adoption of new and revised standards

New standards, interpretations and amendments effective from 1 January 2025

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2025 and deemed none were applicable to the annual financial statements for the year ended 31 December 2025.

New standards, interpretations and amendments not yet effective

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the group has decided not to adopt early.

The Group reviewed the new standards, interpretations and amendments effective from 1 January 2026 and 1 January 2027 and deemed none have a material impact on the group.

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

The consolidated financial statements consist of the results of the following entities:

Entity	Summary description
Biodexa Pharmaceuticals PLC	Ultimate holding company
Biodexa Australia PTY Limited	Trading company
Biodexa Limited	Trading company
Biodexa Ireland Limited	Trading company
Biodexa Pharmaceuticals (Wales) Limited	Trading company
Biodexa US, Inc	Trading company
Haaland UK Limited	Dormant
PharMida AG	Dormant

Going concern – material uncertainty

We have experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the year ended 31 December 2025, the Group incurred a consolidated loss for the year of £6.38 million and negative cash flows from operations of £5.59 million. As of 31 December 2025, the Group had an accumulated deficit of £155.81 million.

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

As at 31 December 2025, we had cash and cash equivalents of £8.53 million. We have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of the consolidated financial statements. These forecasts show that further financing will be required in Q3 2026 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. Pursuant to its $35 million Equity Line of Credit, or ELOC, as described in the Finance Review, the Company may direct C/M to purchase ADSs (subject to certain limitations) and receive proceeds in accordance with a formula price There is no guarantee that the Company will be able to use the ELOC or raise from other financing to the extent necessary to finance the Company’s operations. As at 31 December 2025 $26.08 million remains undrawn from the ELOC.

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

A jointly controlled escrow account was established on completion of the LCA. FAP program transactions eligible to be allocated against the CPRIT grant and match funding are processed through the escrow account, including the Company’s deposits of matching funds, as set out in the agreement, the receipt of grant funding from CPRIT and the payment of eligible R&D expenses. Although the CPRIT grant and R&D supplier contracts are with Emtora, the joint arrangement nature of the LCA results in Emtora being deemed to be acting as the Company’s agent. Accordingly, the Company recognises 100% of the grant and 100% of the R&D expenditure. The CPRIT grant recognised is on a 1 for 2 match basis for the first $17 million, the final $3 million is recognised on a 1 for 1 basis. In accordance with the Company’s accounting policy, the grant, as it is the re-imbursement of directly related costs, is credited to R&D costs in the same period in the Statements of Comprehensive Income. The escrow account is recognised within prepayments, CPRIT grant received in advance is recognised within deferred revenue and any grant not yet received is recognised in accrued income.

The balances as at 31 December were as follows in relation to the FAP project:

	31 December 2025 £’000	31 December 2024 £’000
Prepayments*	2,842	6,114
Accrued revenue	-	-
Deferred revenue	571	1,468

*	prepayment reflects only the escrow account balance

1	Accounting policies (continued)

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

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The Group at 31 December 2025 had two cash generating units(2024: two, 2023: one) as disclosed in note 11. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of impairment at each reporting date.

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

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Group has three classes of share in existence:

•	ordinary shares of £0.00005 each are classified as equity instruments;

•	‘A’ deferred shares of £1 each are classified as equity instruments;

•	‘B’ deferred shares of £0.001 each are classified as equity instruments;

•	‘C’ deferred shares of £0.00005 each are classified as equity instruments;

•	‘D’ deferred shares of £0.000001 each are classified as equity instruments.

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

As at 31 December 2025 the Group had one property lease in place in the UK.

1	Accounting policies (continued)

Taxation

Tax is recognised in the Comprehensive Statement of Income, except that a charge attributable to an item of income and expense recognised as other comprehensive income or to an item recognised directly in equity is also recognised in other comprehensive income or directly in equity respectively.

The current income tax credit is calculated on the basis of tax rates and laws that have been enacted or substantively enacted by the reporting date in the country where the Company operates. Current tax includes credits for qualifying research and development expenditure under the UK’s Merged R&D Expenditure Credit scheme.

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

The carrying value of intangibles not yet ready for use was £5.6 million (2024: £5.6 million; 2023: £2.9 million) as at 31 December 2025 (note 11).

Management apply a further 20% sensitivity to the probability of success, this resulted in the following change in the fair value of the asset:

	% change in fair value
	2025	2024	2023
MTX228 tolimidone acquired IPRD*	40%	41%	18%
MTX230 eRapa acquired IPRD*	20%	19%	n/a

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

In 2025, there were approximately £82.2 million of gross unutilised tax losses carried forward (2024: £79.7 million; 2023: £75.5 million). No deferred tax asset has been provided in respect of these losses as there was insufficient evidence to support their recoverability in future periods. The losses do not have an expiry date.

Going Concern – material uncertainty

The director’s considerations and judgement on going concern are set out in note 1.

3	Revenue

Revenue from contracts with customers

Geographical analysis of revenue by destination of customer

	2025 £’000	2024 £’000	2023 £’000
Revenue:
Belgium	–	–	381
	–	–	381

All revenue came from the sale of services in 2023. It is derived entirely from the Group’s R&D collaboration agreements. It is recognised over the contract term proportionate to the progress in overall satisfaction of the performance obligations.

	Contractual Assets			Contractual Liabilities
	2025 £’000	2024 £’000	2023 £’000	2025 £’000	2024 £’000	2023 £’000
At 1 January	47	–	–	(1,468)	–	(197)
Transfers in the period from contract assets to trade receivables	(47)	–	–	–	–	–
Amounts included in contract liabilities that was recognised as revenue during the period	–	–	–	–	–	197
Amounts included in contract liabilities that was recognised as grant income and netted against the relevant expenses in the period	–	–	–	4,458	–	–
Excess of revenue recognised over cash	39	47	–	–	–	–
Cash received in advance of performance and not recognised as revenue during the period	–	–	–	(3,645)	(1,468)	–
Foreign exchange	–	–	–	85	–	–
At 31 December	39	47	–	(571)	(1,468)	–

The Group’s R&D collaboration agreements are the delivery of services within the next 12 months for which the practical expedient in paragraph 121 (a) of IFRS15 applies.

In 2025, no revenue from customers (2024: no revenue; 2023: 1 customer).

	2025 £’000	2024 £’000	2023 £’000
Customer A	n/a	n/a	100%

The Group contains one reportable operating segment, Pipeline Research and Development (‘Pipeline R&D’). This segment seeks to develop products using the Group’s nanomedicine and sustained release technology platforms. All the reconciliations required for segmental reporting can be found in the primary statements.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies described in note 1.

4	Loss from operations

	Note	2025 £’000	2024 £’000	2023 £’000
Loss from operations is stated after charging/(crediting):
Depreciation of property, plant and equipment
- Research and development costs	9	44	110	135
- Administrative costs	9	8	7	8
Depreciation of right of use asset
- Research and development costs	9	102	99	113
- Administrative costs	9	34	36	24
Amortisation of intangible assets – software
- Research and development costs	11	1	1	3
- Administrative costs	11	–	1	–
Impairment of financial asset	13	–	–	79
Impairment of commission paid in advance on ELOC		373	–	–
Provision against future loss on loan agreement	18		–	–
Fees payable to the Company’s auditor for the audit of the parent Company financial statements		80	90	127
Fees payable to the Company’s auditor for the audits of the subsidiary financial statements		60	60	58
Fees payable to the Company’s auditor for:
- Audit related services		35	–	131
Fees payable to the Company’s previous auditor for:
- Audit		16	21	–
- Audit related services		69	110	32
Foreign exchange (gain)/loss		343	(93)	164
Loss on disposal of property, plant and equipment		29	4	2
Equity settled share-based payment – employee schemes		170	283	28

5	Staff costs

Staff costs (including Directors) comprise:

	2025 £’000	2024 £’000	2023 £’000
Wages and salaries	1,710	1,597	1,708
Defined contribution pension cost (note 24)	69	67	86
Social security contributions and similar taxes	192	201	233
Share-based payment charge	170	283	28
Staff costs gross	2,141	2,148	2,055

Employee numbers

The average number of staff employed by the Group during the financial year amounted to:

	2025	2024	2023
Research and development	7	8	16
General and administration	4	5	5
	11	13	21

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including the Directors of the Company, including the Chief Executive Officer and Chief Scientific Officer for 2024 and 2023.

	2025 £’000	2024 £’000	2023 £’000
Short term employee benefits	563	782	677
Post-employment benefits	–	11	21
Termination benefits	–	30	–
Share-based payment	138	201	22
Management Personnal Compensation	701	1,024	720

During the year no Directors (2024:0; 2023: 0) participated in a defined contribution pension scheme. Pension contributions in the above note include those of the Chief Scientific Officer for 2024 and 2023.

Emoluments disclosed above include the following amounts in respect of the highest paid Director.

	2025 £’000	2024 £’000	2023 £’000
Short term employee benefits	303	287	252
Post-employment benefits	–	–	–
Management Personnal Compensation	250	287	252

None of the Directors have exercised share options during the year (2024: nil, 2023: nil).

6	Finance income and expense

	2025 £’000	2024 £’000	2023 £’000
Finance income
Interest received on bank deposits	83	166	73
Other interest receivable	6	1	10
Gain on equity settled derivative financial liability	2,296	3,218	487
Total finance income	2,385	3,385	570

	2025 £’000	2024 £’000	2023 £’000
Finance expense
Interest expense on lease liabilities	10	19	28
Interest expense on deferred consideration	159	144	–
Other loans	60	2	13
Total finance expense	229	165	41

The gain on the equity settled derivative financial liability in 2025, 2024 and 2023 arose as a result of the movement in share price (note 19).

7	Taxation

	2025 £’000	2024 £’000	2023 £’000
Current tax credit
Current tax (charged)/credited to the income statement	(21)	241	407
Adjustment in respect of prior year	126	9	(1)
Current tax credit	105	250	406
Deferred tax credit
Reversal of temporary differences	–	–	–
Total tax credit	105	250	406

The reasons for the difference between the actual tax credit for the year and the standard rate of corporation tax in the United Kingdom applied to losses for the year are as follows:

	2025 £’000	2024 £’000	2023 £’000
Loss before tax	(6,489)	(5,979)	(7,485)
Expected tax credit based on the standard rate of United Kingdom corporation tax at the domestic rate of 25% (2024: 25%; 2023: 25.52%)	(1,555)	(1,495)	(1,764)
Expenses not deductible for tax purposes	726	1,069	408
Income not taxable	(212)	(809)	(5)
Adjustment in respect of prior period	(126)	(9)	1
Effect of R&D relief	38	100	26
Deferred tax not recognised	1,024	894	928
Total tax credited to the income statement	(105)	(250)	(406)

The taxation credit arises on the enhanced research and development tax credits accrued for the respective periods.

8	Loss per share

	2025 £’000	2024 £’000	2023 £’000
Numerator
Loss used in basic EPS and diluted EPS:
Continuing operations	(6,384)	(5,729)	(7,079)
Denominator
Weighted average number of ordinary shares used in basic EPS:	54,861,066,264	4,952,784,179	315,849,600
Basic and diluted loss per share:
Continuing operations	(0.0001)	(0.001)	(0.02)

At a General Meeting on 1 June 2025, shareholders approved the subdivision and redesignation of the Company’s Issued Ordinary Shares of £0.00005 each into to one Ordinary Share of £0.000001 each and 49 ‘D’ Deferred Shares of £0.000001 each. The ‘D’ Deferred Shares have limited rights and are effectively valueless. The share sub-division and redesignation did not impact the calculation of the denominator as the number of Issued Ordinary Shares did not change.

During the year the Company issued warrants that were accounted through the Warrant Reserve as detailed in note 22.

The Company has considered the guidance set out in IAS 33 in calculating the denominator in connection with the issuance of Pre-Funded warrants as disclosed in note 22. Management have recognised the warrants from the date of grant rather than the date of issue of the corresponding Ordinary Shares when calculating the denominator.

The Group has made a loss in the current and previous periods presented, and therefore the options and warrants are anti-dilutive. As a result, diluted loss per share is presented on the same basis as basic loss per share.

9	Property, plant and equipment

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Cost
At 1 January 2023	63	53	88	1,434	824	2,462
Additions	–	–	–	26	–	26
Transfers	–	–	–	103	(103)	–
Disposal	–	–	(38)	(152)	–	(190)
At 31 December 2023	63	53	50	1,411	721	2,298
Additions	–	–	–	9	–	9
Disposals	–	–	(25)	(740)	–	(765)
At 31 December 2024	63	53	25	680	721	1,542
Additions	–	–	2	–	–	2
Disposals	(28)	–	(5)	(575)	–	(608)
At 31 December 2025	35	53	22	105	721	936

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Accumulated depreciation
At 1 January 2023	19	15	71	1,189	337	1,631
Transfers	–	–	–	103	(103)	–
Charge for the year	12	11	7	113	137	280
Disposal	–	–	(38)	(146)	–	(184)
At 31 December 2023	31	26	40	1,259	371	1,727
Charge for the year	12	11	5	89	135	252
Disposal	–	–	(25)	(736)	–	(761)
At 31 December 2024	43	37	20	612	506	1,218
Charge for the year	11	11	4	26	136	188
Disposal	(23)	–	(5)	(533)	–	(561)
At 31 December 2025	31	48	19	105	642	845
Net book value
At 31 December 2025	4	5	3	–	79	91
At 31 December 2024	20	16	5	68	215	324
At 31 December 2023	32	27	10	152	350	571

As at 31 December the right of use asset consisted of leasehold improvements of net book value £79,000 (2024: £215,000; 2023: £350,000).

On 1 February 2023 laboratory equipment previously disclosed within right of use assets was transferred to laboratory equipment when the final payment on the finance lease was made.

10	Leases

Lease Liabilities	2025 £’000	2024 £’000	2023 £’000
At 1 January	297	464	624
Interest expenses	10	19	28
Lease payments	(246)	(186)	(188)
At 31 December	61	297	464

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

Low value leases expensed in year:

	2025 £’000	2024 £’000	2023 £’000
Low value leases expensed	1	1	2
Total	1	1	2

Total cash outflow for leases in 2025 was £246,000 (2024: £187,000; 2023: £190,000).

11	Intangible assets

	In-process research and development £’000	Goodwill £’000	IT/Website costs £’000	Total £’000
Cost
At 1 January 2023	13,378	2,291	110	15,779
Acquisition	2,938	–	–	2,938
At 31 December 2023	16,316	2,291	110	18,717
Acquisition	2,707	–	–	2,707
Disposals	–	–	(22)	(22)
At 31 December 2024	19,023	2,291	88	21,402
Acquisition	–	–	–	–
Disposals	–	–	(19)	(19)
At 31 December 2025	19,023	2,291	69	21,383

	In-process research and development £’000	Goodwill £’000	IT/Website Costs £’000	Total £’000
Accumulated amortisation and impairment
At 1 January 2023	13,378	2,291	104	15,773
Amortisation charge for the year	–	–	3	3
Disposal	–	–	–	–
At 31 December 2023	13,378	2,291	107	15,776
Amortisation charge for the year	–	–	2	2
Disposal	–	–	(22)	(22)
At 31 December 2024	13,378	2,291	87	15,756
Amortisation charge for the year	–	–	1	1
Disposal	–	–	(19)	(19)
At 31 December 2025	13,378	2,291	69	15,738
Net book value
At 31 December 2025	5,645	–	–	5,645
At 31 December 2024	5,645	–	1	5,646
At 31 December 2023	2,938	–	3	2,941

11	Intangible assets (continued)

The individual intangible asset which is material to the financial statements is as follows:

	Carrying amount			Remaining amortisation period
	2025 £’000	2024 £’000	2023 £’000	2025 (years)	2024 (years)	2023 (years)
MTX228 tolimidone acquired IPRD*	2,938	2,938	2,938	n/a	n/a	n/a
MTX230 eRapa acquired IPRD*	2,707	2,707	–	n/a	n/a	n/a

*	asset is not yet in use and has not started amortising

12	Subsidiaries

The subsidiaries of the Company, all of which are 100% owned as at 31 December 2025, either directly or through subsidiaries where indicated, and have been included in these financial statements in accordance with the details set out in the basis of preparation and basis of consolidation note 1, are as follows:

Name	Registered Office	Nature of Business	Notes
Biodexa Australia PTY Limited	c/o Prime Accounting & Business Advisory, HWT Towel Level 17, 40 City Road, Southbank, VIC, 3006, Australia	Trading company
Biodexa Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company
Biodexa Ireland Limited	First Floor, Riverside Two, 43-49 Sir John Rogerson's Quay, Dublin 2, Ireland, C02 KV60	Trading company
Biodexa Pharmaceuticals (Wales) Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Trading company
Biodexa US, Inc	16601 Blanco Rd, Suite 120, San Antonio, Texas, 78232	Trading company
Haaland UK Limited	1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ	Dormant
PharMida AG	c/o Kellerhals, Hirschgässlein 11, 4051 Basel, Switzerland	Dormant	(a) (b)

Notes:

(a)	Wholly owned subsidiary of Biodexa Limited.

(b)	PharMida AG became dormant in January 2016. Proceedings to wind up the company commenced in 2025.

13	Trade and other receivables

	2025 £’000	2024 £’000	2023 £’000
Trade receivables	35	11	–
Prepayments	3,687	6,426	355
Other receivables	64	131	282
Total trade and other receivables	3,786	6,568	637
Less: non-current portion	–	–	–
Current portion	3,786	6,568	637

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Book values approximate to fair value at 31 December 2025, 2024 and 2023.

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

2025 and 2023 Trade and other receivables did not contain any impaired asset. Trade and other receivables contained one impaired asset in 2024; this was recovered in 2025.

The maximum exposure to credit risk at the consolidated statement of financial position date is the fair value of each class of receivable.

The Company recognises a default on a financial asset when the counter party announces they have limited resources to satisfy the debt.

14	Cash and cash equivalents and cash flow supporting notes

Cash and cash equivalents for purposes of the consolidated statement of cash flows comprises:

	2025 £’000	2024 £’000	2023 £’000
Cash at bank available on demand	8,534	1,669	5,971

During 2025, 2024 and 2023, cash inflows arose from equity financing transactions, included within financing activities on the face of the cash flow statement. As part of the equity transactions entered in December 2025, July and May 2024 and December and May 2023 warrants to the value of £5.0 million ( 2024: £3.1 million; 2023: £4.6 million) were issued as disclosed in note 19.

	2025 £’000		2024 £’000	2023 £’000
Gross proceeds	14,369		9,065	12,084
Transaction costs	(620	)_	(753)	(1,657)
	13,749		8,312	10,427

The following changes in loans and borrowings arose as a result of financing activities during the year:

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2025	1,424	1,530	2,954
Cash flows	–	(1,399)	(1,399)
Non-cashflows:
Foreign exchange	–	(132)	(132)
Loans and borrowings classified as non-current 31 December 2024 becoming current in 2025	(779)	779	–
Transfer to share premium on exercise of warrants	–	(196)	(196)
Warrants issued	–	5,024	5,024
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(2,296)	(2,296)
Interest accruing in period	–	229	229
At 31 December 2025	645	3,539	4,184

14	Cash and cash equivalents and cash flow supporting notes(continued)

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2024	295	4,329	4,624
Cash flows	–	(460)	(460
Non-cashflows:
Foreign exchange	–	(26)	(26)
Loans and borrowings classified as non-current 31 December 2023 becoming current in 2024	(412)	412	–
Deferred consideration on acquisition	1,541	456	1,997
Promissory note issued	–	431	431
Warrants issued	–	3,059	3,059
Exercise of warrants – transfer to share premium	–	(3,618)	(3,618)
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(3,218)	(3,218)
Interest accruing in period	–	165	165
At 31 December 2024	1,424	1,530	2,954

	Non-current liabilities £’000	Current liabilities £’000	Total £’000
At 1 January 2023	463	246	709
Cash flows	–	(188)	(188)
Non-cashflows:
Loans and borrowings classified as non-current 31 December 2022 becoming current in 2023	(168)	168	–
Warrants issued	–	4,562	4,562
Gain recognised in finance income within the consolidated statement of comprehensive income	–	(487)	(487)
Interest accruing in period	–	28	28
At 31 December 2023	295	4,329	4,624

15	Trade and other payables

Current	2025 £’000	2024 £’000	2023 £’000
Trade payables	97	707	314
Other payables	17	6	7
Accruals	1,860	1,273	857
Total financial liabilities, excluding loans and borrowings, classified as financial liabilities measured at amortised cost	1,974	1,986	1,178
Tax and social security	45	50	62
Deferred revenue	571	1,468	–
Total trade and other payables	2,590	3,504	1,240

Book values approximate to fair value at 31 December 2025, 2024 and 2023.

All current trade and other payables are payable within 3 months of the period end date shown above.

16	Deferred consideration

	2025 £’000	2024 £’000	2023 £’000
Current
Opening provision at 1 January	1,844	–	–
On acquisition of licence	–	1,997	–
Payments	(689)	(274)	–
Interest expense	159	144	–
Foreign exchange	(106)	(23)	–
	1,208	1,844	–
Less: non-current portion	645	1,306	–
Current portion	563	538	–

On 25 April 2024 the Company entered into a LCA with Emtora, relating to the license of eRapa. Under the LCA the Company is obligated to make quarterly payments to Emtora of $0.25 million less 75% of any research sales by Emtora until the handover trigger event occurs. The obligation meets the definition of a financial liability in accordance with IAS32 and is measured at fair value in accordance with IFRS9.

This financial liability is measured on Level 3, the fair value is derived using a discounted cash flow approach. The discount rate applied to the obligation was 11.64% (2024: 11.64%).

A 1% increase or decrease in the discount rate would decrease or increase the liability by approximately £0.13 million (2024: £0.03 million) and £0.01 million (2024: £0.03 million), respectively. An increase in the liability would result in a loss in the revaluation of financial instruments, while a decrease would result in a gain.

There were no transfers between Level 1 and 2 in the period.

17	Borrowings

	2025 £’000	2024 £’000	2023 £’000
Current
Promissory note	–	430	–
Lease liabilities	61	179	169
Total	61	609	169
Non-current
Lease liabilities	–	118	295
Total	–	118	295

Book values approximate to fair value at 31 December 2025, 2024 and 2023.

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

The Company received $540,000 pursuant to the Promissory Note on 24 December 2024. The note was repaid in full during 2025.

18	Provisions

	2025 £’000	2024 £’000	2023 £’000
Opening provision at 1 January	–	–	207
Utilisation of provision	–	–	(207)
Provision recognised in the year	–	–	–
At 31 December	–	–	–
Less: non-current portion	–	–	–
Current portion	–	–	–

19	Derivative financial liability – current

	2025 £’000	2024 £’000	2023 £’000
Equity settled derivative financial liability
At 1 January	383	4,160	85
Warrants issued	5,024	3,059	4,562
Transfer to share premium on exercise of warrants	(196)	(3,618)	–
Gain recognised in finance (income)/expense within the consolidated statement of comprehensive income	(2,296)	(3,218)	(487)
At 31 December	2,915	383	4,160

Equity settled derivative financial liability is a liability that is not to be settled for cash.

The Company issues warrants in the ADSs of the Company as part of registered direct offerings and private placements in the US. The number of ADSs to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Black-Scholes model in 2024 and 2023. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. A key input in the valuation of the instrument is the Company share price.

Details of the warrants are as follows:

December 2025 warrants

In December 2025 the Company issued 6,097,562 Series L ADS warrants as part of the Registered Offering in the US.

July 2024 warrants

In July 2024 the Company issued 21,315 Series J ADS Warrants and 21,315 Series K warrants as part of the Registered Direct Offering and Concurrent Private Placement in the US. The Series K warrants expired on 22 July 2025.

May 2024 warrants

In May 2024 the Company issued 9,434 Series G ADS Warrants and 14,780 Series H warrants as part of the Warrant Inducement in the US. The Series H warrants expired on 22 May 2025.

December 2023 warrants

In December 2023 the Company issued 11,998 Series E ADS Warrants and 11,998 Series F ADS Warrants as part of the Registered Offering in the US. The Series F warrants expired on 23 December 2024.

May 2023 warrants

In June 2023 the Company issued 1,098 Series D ADS Warrants as part of a registered direct offering and private placement in the US after securing shareholder approval.

May 2020 warrants

In May 2020 the Company issued 2 ADS warrants as part of a registered direct offering in the US. The warrants expired on 20 November 2025.

October 2019 warrants

In October 2019 the Company issued 1 ADS warrants as part of a registered direct offering in the US. The warrants expired on 23 June 2025.

*	Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADS’s to ordinary shares that occurred on 24 March 2023 and the ratio change of ADS’s to ordinary shares on 5 July 2023, 4 October 2024 and 31 July 2025.

19	Derivative financial liability – current (continued)

DARA warrants and share options

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those detailed above. The financial liability is valued using the Black-Scholes option pricing model. All warrants and options have lapsed as at 31 December 2025.

The following table details the outstanding warrants over ADSs and ordinary shares as at 31 December and also the movement in the year:

	At 31 December 2022	Lapsed	Granted	At 31 December 2023	Lapsed	Granted	Exercised	At 31 December 2024	Lapsed	Granted	Exercised	At 31 December 2025
ADSs
December 2025 grant	–	–	–	–	–	–	–	–	–	6,097,562	–	6,097,562
July 2024 grant	–	–	–	–	–	42,630	–	42,630	(8,594)	–	(17,018)	17,018
May 2024 grant	–	–	–	–	–	24,214	–	24,214	(6,695)	–	(8,085)	9,434
December 2023 grant	–	–	23,996	23,996	(1,602)		(17,129)	5,265	(4,753)	–	–	512
May 2023 grant	–	–	1,098	1,098	–	–	–	1,098		–	–	1,098
May 2020 grant	2	–	–	2	–	–	–	2	(2)	–	–	–
October 2019 grant	1	–	–	1	–	–	–	1	(1)	–	–	–
Ordinary shares										–	–	–
Dara warrants	–	–	–	–	–	–	–	–		–	–	–
Dara options	138	(10)	–	128	(29)	–	–	99	(99)	–	–	–

*	Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADS’s to ordinary shares that occurred on 24 March 2023 and the ratio change of ADS’s to ordinary shares on 5 July 2023, 4 October 2024 and 31 July 2025.

20	Financial instruments – risk management

The Group is exposed through its operations to the following financial risks:

•	Credit risk

•	Foreign exchange risk

•	Liquidity risk

This note describes the Group’s policies and processes for managing those risks. The policy for managing these risks is reviewed and agreed with the Board, however it has delegated the authority for designing and operating processes that ensure the effective management of the risks to the Group’s management.

Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arises, are as follows:

•	Trade and other receivables

•	Cash and cash equivalents

•	Trade and other payables

•	Accruals

•	Deferred considerations

•	Loans and borrowings

•	Derivative financial liability

A summary of the financial instruments held by category is provided below:

Financial assets – amortised cost

	2025 £’000	2024 £’000	2023 £’000
Cash and cash equivalents	8,534	1,669	5,971
Trade receivables	35	11	–
Other receivables	64	131	282
Total financial assets	8,633	1,811	6,253

Financial liabilities – amortised cost

	2025 £’000	2024 £’000	2023 £’000
Trade payables	97	707	314
Other payables	17	6	7
Accruals	1,860	1,273	857
Deferred consideration	1,208	1,844	–
Borrowings	61	727	464
Total financial liabilities – amortised cost	3,243	4,557	1,642

Financial liabilities – fair value through profit and loss – current

	2025 £’000	2024 £’000	2023 £’000
Equity settled derivative financial liability	2,915	383	4,160

20	Financial instruments – risk management (continued)

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s derivative financial liability is measured on a recurring basis. The following table gives information about how the fair value of this financial liability is determined, additional disclosure is given in note 19:

20	Financial instruments – risk management (continued)

Financial liabilities	Fair value as at 31/12/2025	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – Series L warrants	£2,914,000	Level 3	Black-Scholes Model	Volatility rate of 110.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 4.97 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.

				Risk-free rate of 3.73% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – Series J warrants	£1,000	Level 3	Black-Scholes Model	Volatility rate of 115.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 3.56 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.

				Risk-free rate of 3.60% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – Series G warrants	£–	Level 3	Black-Scholes Model	Volatility rate of 115.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 3.39 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.

				Risk-free rate of 3.59% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – Series E warrants	£–	Level 3	Black-Scholes Model	Volatility rate of 115.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 2.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.

				Risk-free rate of 3.55% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – Series D warrants	£–	Level 3	Black-Scholes Model	Volatility rate of 120.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 2.47 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.

				Risk-free rate of 3.51% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Total	£2,915,000

20	Financial instruments – risk management (continued)

Financial liabilities	Fair value as at 31/12/2024	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – Series K warrants	£ –	Level 3	Black-Scholes Model	Volatility rate of 75.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 0.51 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.

				Risk-free rate of 4.24% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – Series J warrants	£231,000	Level 3	Black-Scholes Model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 4.56 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.

				Risk-free rate of 4.36% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – Series H warrants	£–	Level 3	Black-Scholes Model	Volatility rate of 75.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 0.39 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.

				Risk-free rate of 4.29% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – Series G warrants	£102,000	Level 3	Black-Scholes Model	Volatility rate of 105.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
				Expected life between a range of 0.1 and 4.39 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.

				Risk-free rate of 4.35% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – Series E warrants	£47,000	Level 3	Black-Scholes Model	Volatility rate of 105.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 3.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.

				Risk-free rate of 4.32% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – Series D warrants	£2,000	Level 3	Black-Scholes Model	Volatility rate of 110.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 3.47 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.

				Risk-free rate of 4.30% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – May 2020 warrants	£–	Level 3	Black-Scholes Model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 0.89 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.

				Risk-free rate of 4.18% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – October 2019 warrants	£–	Level 3	Black-Scholes Model	Volatility rate of 80.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 0.48 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.

				Risk-free rate of 4.24% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Total	£383,000

20	Financial instruments – risk management (continued)

Financial liabilities	Fair value as at 31/12/2023	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – Series E warrants	£2,592,000	Level 3	Black-Scholes Model	Volatility rate of 90.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 0.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.

				Risk-free rate of 4.79% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – Series F warrants	£1,444,000	Level 3	Black-Scholes Model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 4.98 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.

				Risk-free rate of 3.84% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – Series D warrants	£124,000	Level 3	Black-Scholes Model	Volatility rate of 95.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 4.40 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.

				Risk-free rate of 3.93% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – May 2020 warrants	£–	Level 3	Black-Scholes Model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 1.88 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.

				Risk-free rate of 4.23% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Equity settled financial derivative liability – October 2019 warrants	£–	Level 3	Black-Scholes Model	Volatility rate of 100.0% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.1 and 1.50 years determined using the remaining life of the warrant.	The shorter the expected life the lower the fair value.

				Risk-free rate of 4.51% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Total	£4,160,000

20	Financial instruments – risk management (continued)

Changing the unobservable risk-free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of warrants (2024: nil; 2023: nil).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value at 31 December 2025 on Level 3 fair value measurement represents consideration relating to warrants issued in December 2025, July 2024, May 2024, December 2023 and May 2023 as part of Registered Direct offerings and private placement.

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

Foreign exchange risk

The group operates internationally although its operations are based in the United Kingdom. The group incorporated subsidiaries in the United Sate of America and the Republic of Ireland during the year, there were minimal transactions in these entities during 2025.

The group assets and liabilities are predominately denominated in Pounds Sterling and US Dollar. The Group retains cash balances in US Dollars as a hedge against these liabilities. The assets and liabilities associated with the Joint Arrangement with Emtora, as disclosed in note 1, are held in US dollars as the majority of operations under the arrangement are undertaken in the US.

The group is exposed to foreign exchange risk arising from exposure to various currencies primarily the US Dollar and Euro.

The table below shows analysis of the Pounds Sterling equivalent of year-end cash and cash equivalent balances by currency:

	2025 £’000	2024 £’000	2023 £’000
Cash and cash equivalents:
Pounds Sterling	97	212	2,244
US Dollar	8,436	1,457	3,727
Other	1	–	–
Total	8,534	1,669	5,971

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

The following table details the Group’s sensitivity to a 10% change in year-end exchange rates, which the Group feels is the maximum likely change in rate based upon recent currency movements, in the key foreign currency exchange rates against Pounds Sterling:

Year ended 31 December 2025	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	1,068	–	–
Total equity	1,068	–	–

Year ended 31 December 2024	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	146	–	(1)
Total equity	146	–	(1)

Year ended 31 December 2023	US Dollar £’000	Euro £’000	Other £’000
Loss before tax	373	2	–
Total equity	373	2	–

20	Financial instruments – risk management (continued)

Liquidity risk

Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. It is the Group’s aim to settle balances as they become due.

During 2025 the Company utilised its Equity Line of Credit (“ELOC”) to raise gross proceeds of $8.92 million before expenses. In May 2025, the Company completed a Warrant Inducement which raised £47,000. In December 2025, the Company completed a Registered Offering in the US which raised $10 million before expenses.

In December 2024 the Company issued a Promissory Note as detailed in Note 17 for the principle amount of $600,000. The Company received $540,000 on 24 December 2024 as the note was issued at a 10% discount. The Promissory Note was repaid in full during 2025.

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

Pursuant to its $35 million Equity Line of Credit, or ELOC, as described above, the Company may direct C/M to purchase ADSs (subject to certain limitations) and receive proceeds in accordance with a formula price for up to 36 months from the Commencement Date. There is no guarantee that the Company will be able to use the ELOC or raise from other financing to the extent necessary to finance the Company’s operations. As at 31 December 2025 $26.08 million remains undrawn from the ELOC.

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

20	Financial instruments – risk management (continued)

The following table sets out the contractual maturities (representing undiscounted contractual cash-flows) of financial liabilities:

2025	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,974	–	–	–	–
Deferred considerations	166	497	662	–	–
Promissory note	–	–	–	–	–
Lease liabilities	48	16		–	–
Total	2,188	513	662	–	–

2024	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,986	–	–	–	–
Deferred considerations	178	533	711	711	–
Promissory note	–	479	–	–	–
Lease liabilities	47	142	111	–	–
Total	2,211	1,154	822	711	–

2023	Up to 3 months £’000	Between 3 and 12 months £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables	1,178	–	–	–	–
Lease liabilities	47	141	189	112	–
Total	1,225	141	189	112	–

More details with regard to the line items above are included in the respective notes:

•	Trade and other payables – note 15

•	Deferred consideration – note 16

•	Borrowings – note 17

20	Financial instruments – risk management (continued)

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

The movement on the deferred tax account in 2025 is £nil (2024: £nil, 2023: £nil) as the net credit arising on the amortisation of intangible assets and other timing differences has been matched by a reduction in the deferred tax asset recognised on the losses offsetting the liability remaining.

Unused tax losses carried forward, subject to agreement with local tax authorities, were as follows:

	Gross losses £’000	Potential deferred tax asset £’000
31 December 2025	82,168	20,542
31 December 2024	79,740	19,935
31 December 2023	75,530	18,947

The potential deferred tax asset of £20.5 million (2024: £19.9 million, 2023: £18.9 million) has not been provided in these accounts due to uncertainty as to whether the asset would be recovered. The losses have arisen as a result of accumulated trading losses.

Deferred tax asset balances disclosed as at 31 December 2025 have been calculated at 25%. The main rate of corporation tax increased to 25% from 1 April 2023.

22	Share capital

Authorised, allotted and fully paid – classified as equity	2025 Number	2025 £	2024 Number	2024 £	2023 Number	2023£
At 31 December
Ordinary shares of £0.000001 each	225,817,808,922	225,818	6,685,918,922	334,296	1,189,577,722	1,189,578
‘A’ Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001	1,000,001
‘B’ Deferred shares of £0.001 each	4,063,321,418	4,063,321	4,063,321,418	4,063,321	4,063,321,418	4,063,321
‘C’ Deferred shares of £0.00005 each	126,547,389,518	6,327,370	126,547,389,518	6,327,370	–	–
‘D’ Deferred shares of £0.000001 each	2,482,747,137,178	2,482,747	–	–	–	–
Total		14,099,257		11,724,988		6,252,900

At a General Meeting on 11 June 2025, shareholders approved the subdivision and redesignation of the Company’s Issued Ordinary Shares of £0.00005 each into to one Ordinary Share of £0.000001 each and 49 ‘D’ Deferred Shares of £0.000001 each. The ‘D’ Deferred Shares have limited rights and are effectively valueless.

On 31 July 2025 the Company effected a ratio change in the number of Ordinary Shares represented by ADSs from 10,000 Ordinary Shares per ADS to 100,000 Ordinary Shares per ADS.

22	Share capital (continued)

During the year the Company issued the following warrants over ADSs, and these were recognised in the warrant reserve until exercise:

Pre-Funded Warrants
As at 1 January 2025	1,773
Issued:
December 2025 Registered Offering	2,891,781
Exercised	(1,419,391)
Lapsed	(33)
As at 31 December 2025	1,474,130

Numbers of warrants and related exercise prices are after the impact of the ADS ratio changes on 31 July 2025.

In accordance with the Articles of Association for the Company adopted on 11 June 2025, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value £0.000001 each. Ordinary and deferred shares were recorded as equity.

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

22	Share capital (continued)

		Ordinary Shares Number	‘A’ Deferred Shares Number	‘B’ Deferred Shares Number	‘C’ Deferred Shares Number	‘D’ Deferred Share Number	Nominal value £
At 1 January 2023		5,417,137	1,000,001				5
15 February 2023	Private Placement*	98,387,275	–	–	–	–	98
26 May 2023	Registered Direct Offering*	276,697,310	–	–	–	–	277
14 June 2023	Share sub-division and re-designation		–	4,063,321,418	–	–	n/a
21 December 2023	Shares issued on purchase Intangible asset (see note 11)	323,684,800	–	–	–	–	324
21 December 2023	Registered Offering	485,391,200	–	–	–	–	485
At 31 December 2023		1,189,577,722	1,000,001	4,063,321,418			1,189
25 April 2024	Shares issued on purchase Intangible asset (see note 11)	151,265,200	–	–	–	–	151
22 May 2024	Warrant inducement	1,614,435,600	–	–	–	–	1,614
22 July 2024	Registered Direct Offering	2,129,516,800	–	–	–	–	2,130
February - October 2024	Exercise pre-funded warrants	1,502,426,000	–	–	–	–	1,502
February - May 2024	Exercise Series E & Series F warrants	98,697,600	–	–	–	–	99
22 November 2024	Share sub-division and re-designation		–	–	126,547,389,518	–	n/a
At 31 December 2024		6,685,918,922	1,000,001	4,063,321,418	126,547,389,518		6,685
15 May 2025	Warrant inducement	2,004,330,000					2,004
11 June 2025	Share sub-division and re-designation					2,482,747,137,178	n/a
	Shares issued under ELOC	59,488,460,000					59,488
19 December 2025	Registered Offering	157,639,100,000					157,639
At 31 December 2025		225,817,808,922	1,000,001	4,063,321,418	126,547,389,518	2,482,747,137,178

*	Number of shares issued includes exercise of pre-funded warrants and Series A, Series B and Series C warrants that were exercisable on an ‘alternative cashless basis’.

23	Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description and purpose
Share capital	Nominal value of subscribed share capital
Share premium	Amount subscribed for share capital in excess of nominal value.
Merger reserve	Represents the difference between the fair value and nominal value of shares issued on the acquisition of subsidiary companies where the Company has elected to take advantage of merger accounting.
Foreign exchange reserve	Gains/losses arising on retranslating the net assets of overseas operations into sterling
Warrant reserve

Represents the following:

•     the fair value of warrants denominated in £ at the date of grant. The number and price are fixed at the date of grant. The warrants expired in November 2025.

•     the fair value of pre-funded warrants granted. The pre-funded warrants do not have an expiry date.

•     The fair value of Series C warrants denominated in US$ at the date of grant but allow for the warrants to be exercised on an alternative cashless basis effectively allowing the holders to exercise for nil consideration.

Accumulated deficit	All other net gains and losses and transactions with owners (e.g., dividends) not recognised elsewhere.

24	Retirement benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The assets of the scheme are administered by trustees in funds independent from those of the Group. The annual charge for the year was £69,000 (2024: £67,000)

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

At a General Meeting on 11 June 2024, shareholders approved a share sub-division and re-designation of the Company’s Ordinary Shares. As a result, the par value of the Ordinary Shares was changed from £0.00005 per share to £0.000001 per share.

Details of all share options granted under the Schemes are set out below:

Date of grant	At 1 January 2025	Granted in 2025	Lapsed in 2025	Forfeited in 2025	At 31 December 2025	Exercise Price
19 December 2016	13	–	–	–	13	£484.00
15 December 2017	38	–	–	–	38	£184.00
24 April 2019	237	–	–	–	237	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	26,450	–	–	–	26,450	£4.04
15 July 2021	40,850	–	–	(600)	40,250	£5.55
1 September 2021	6,000	–	–	–	6,000	£5.10
7 February 2022	12,500	–	–	–	12,500	£3.05
23 January 2024	144,000,000	–	–	–	144,000,000	£0.004
10 February 2024	98,808,800	–	–	(15,752,000)	83,056,800	£0.003
10 July 2024	85,922,000	–	–	–	85,922,000	£0.003
	328,823,388	–	–	(15,752,600)	313,070,788

Options exercisable at 31 December 2025	137,022,409
Weighted average exercise price of outstanding options at 31 December 2025	£0.005
Weighted average exercise price of options exercised in 2025	–
Weighted average exercise price of options lapsed in 2025	–
Weighted average exercise price of options forfeited in 2025	£0.003
Weighted average exercise price of options granted in 2025	–
Weighted average remaining contractual life of outstanding options at 31 December 2025	8.2 years

25	Share-based payments (continued)

Date of grant	At 1 January 2024	Granted in 2024	Lapsed in 2024	Forfeited in 2024	At 31 December 2024	Exercise Price
30 June 2014	25	–	(25)	–	–	£30.00
19 December 2016	13	–	–	–	13	£484.00
15 December 2017	40	–	–	(2)	38	£184.00
24 April 2019	312	–	–	(75)	237	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	27,350	–		(900)	26,450	£4.04
15 July 2021	58,850	–	–	(18,000)	40,850	£5.55
1 September 2021	6,000			–	6,000	£5.10
7 February 2022	12,500	–	–	–	12,500	£3.05
23 January 2024	–	144,000,000	–	–	144,000,000	£0.004
10 February 2024	–	130,313,200	–	(31,504,400)	98,808,800	£0.003
10 July 2024	–	85,922,000	–	–	85,922,000	£0.003
	111,590	360,235,200	(25)	(31,523,377	328,823,388

Options exercisable at 31 December 2024	82,874
Weighted average exercise price of outstanding options at 31 December 2024	£0.005
Weighted average exercise price of options exercised in 2024	–
Weighted average exercise price of options lapsed in 2024	£30.00
Weighted average exercise price of options forfeited in 2024	£0.006
Weighted average exercise price of options granted in 2024	£0.003
Weighted average remaining contractual life of outstanding options at 31 December 2024	9.2 years

25	Share-based payments (continued)

Date of grant	At 1 January 2023	Granted in 2023	Lapsed in 2023	Forfeited in 2023	At 31 December 2023	Exercise Price
30 June 2014	25	–	–	–	25	£30.00
19 December 2016	13	–	–	–	13	£484.00
15 December 2017	40	–	–	–	40	£184.00
24 April 2019	312	–	–	–	312	£29.20
2 October 2019	1,500	–	–	–	1,500	£21.00
17 April 2020	5,000	–	–	–	5,000	£4.80
17 June 2020	33,600	–	(6,250)	–	27,350	£4.04
15 July 2021	64,350	–	–	(5,500)	58,850	£5.55
2 August 2021	2,500	–	–	(2,500)	–	£5.30
1 September 2021	6,000	–	–	–	6,000	£5.10
7 February 2022	18,750	–	–	(6,250)	12,500	£3.05
12 August 2022	12,500	–	–	(12,500)	–	£2.10
	144,590	–	(6,250)	(26,750)	111,590

Options exercisable at 31 December 2023	75,720
Weighted average exercise price of outstanding options at 31 December 2023	£5.241
Weighted average exercise price of options exercised in 2023	–
Weighted average exercise price of options lapsed in 2023	£4.04
Weighted average exercise price of options forfeited in 2023	£3.33
Weighted average exercise price of options granted in 2023	–
Weighted average remaining contractual life of outstanding options at 31 December 2023	7.3 years

25	Share-based payments (continued)

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

Date of grant	At 1 January 2025	Granted in 2025	Lapsed in 2025	Forfeited in 2025	At 31 December 2025	Exercise Price per ADS
24 March 2023	5	–	–	–	5	$58,000.00
14 June 2023	44	–	–	–	44	$3,750.00
21 December 2023	480	–	–	–	480	$625.00
24 May 2024	644	–	–	–	644	$625.00
22 July 2024	851	–	–	–	851	$312.50
19 December 2025	–	152,439	–	–	152,439	$3.28
	2,024	152,439	–	–	154,463

Warrants exercisable at 31 December 2025	154,463
Weighted average exercise price of outstanding options at 31 December 2025	$12.458
Weighted average exercise price of options exercised in 2025	–
Weighted average exercise price of options lapsed in 2025	–
Weighted average exercise price of options forfeited in 2025	–
Weighted average exercise price of options granted in 2025	$3.28
Weighted average remaining contractual life of outstanding options at 31 December 2025	4.9 years

25	Share-based payments (continued)

Date of grant	At 1 January 2024	Granted in 2024	Lapsed in 2024	Forfeited in 2024	At 31 December 2024	Exercise Price per ADS
24 March 2023	5	–	–	–	5	$58,000.00
14 June 2023	44	–	–	–	44	$3,750.00
21 December 2023	480	–	–	–	480	$625.00
24 May 2024	–	644	–	–	644	$625.00
22 July 2024	–	851	–	–	851	$312.50
	529	1,495	–	–	2,024

Warrants exercisable at 31 December 2024	2,024
Weighted average exercise price of outstanding options at 31 December 2024	$703.28
Weighted average exercise price of options exercised in 2024	–
Weighted average exercise price of options lapsed in 2024	–
Weighted average exercise price of options forfeited in 2024	–
Weighted average exercise price of options granted in 2024	$447.12
Weighted average remaining contractual life of outstanding options at 31 December 2024	2.2 years

Date of grant	At 1 January 2023	Granted in 2023	Lapsed in 2023	Forfeited in 2023	At 31 December 2023	Exercise Price per ADS
24 March 2023	–	5	–	–	5	$58,000.00
14 June 2023	–	44	–	–	44	$3,750.00
21 December 2023	–	480	–	–	480	$625.00
	–	529	–	–	529

Warrants exercisable at 31 December 2023	529
Weighted average exercise price of outstanding options at 31 December 2023	$1,427.22
Weighted average exercise price of options exercised in 2023	–
Weighted average exercise price of options lapsed in 2023	–
Weighted average exercise price of options forfeited in 2023	–
Weighted average exercise price of options granted in 2023	$1,427.22
Weighted average remaining contractual life of outstanding options at 31 December 2023	2.2 years

25	Share-based payments (continued)

The following information is relevant in the determination of the fair value of warrants granted during the year 2025.

December 2025
Number of ADS warrants granted	152,439
Option pricing models used	Black-Scholes
Share price	$3.640
Exercise price of warrants issued in year	$3.280
Contractual life	5 years
Expected life	5 years
Volatility	110%**
Expected dividend yield	0%
Risk free rate	3.70%

*	The share price used in the determination of the fair value of the ADS warrants granted in 2025 was the ADS price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a three-year period.

The following information is relevant in the determination of the fair value of warrants granted during the year 2024.

	May 2024	July 2024
Number of ADS warrants granted	644	851
Option pricing models used	Black-Scholes	Black-Scholes
Share price	$325.00	$198.50
Exercise price of warrants issued in year	$625.00	$312.50
Contractual life	3 years	3 years
Expected life	3 years	3 years
Volatility	115%**	115%**
Expected dividend yield	0%	0%
Risk free rate	4.71%	4.29%

*	The share price used in the determination of the fair value of the ADS warrants granted in 2024 was the ADS price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a three-year period.

25	Share-based payments (continued)

The following information is relevant in the determination of the fair value of warrants granted during the year 2023.

	March 2023		June 2023		December 2023
Number of ADS warrants granted	5		44		480
Option pricing models used	Black-Scholes		Black-Scholes		Black-Scholes
Share price	$50,400.00	*	$2,635.00	*	$632.50
Exercise price of warrants issued in year	$58,000.00		$3,750.00		$625.00
Contractual life	3 years		3 years		3 years
Expected life	3 years		3 years		3 years
Volatility	75.00	%**	80.00	%**	60%**
Expected dividend yield	0%		0%		0%
Risk free rate	4.35%		4.04%		4.06%

*	The share price used in the determination of the fair value of the ADS warrants granted in 2023 was the ADS price on the date of grant.

**	Volatility was calculated with reference to the historic share price volatility of comparable companies measured over a three-year period.

Number and original price of warrants have been adjusted to reflect the ratio change of ADS’s to ordinary shares that occurred on 5 July 2023, 4 October 2024 and 31 July 2025.

26	Capital commitments

The Group had no capital commitments at 31 December 2025, 31 December 2024 and 31 December 2023.

27	Related party transactions

There were no related party transactions in the current or prior periods other than Directors’ remuneration.

28	Contingent liabilities

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

As at 31 December 2023 the Company had a contingent liability of $225,000 in relation to this potential liability. As at 31 December 2025 and 31 December 2024 the Company no longer believes it has a contingent liability.

29	Ultimate controlling party

The Directors do not consider that there is an ultimate controlling party.

30	Post Balance Sheet Events

On February 4, 2026, the Company announced that it had entered into a license and collaboration agreement (the “License Agreement”) with Otsuka Pharmaceutical Co., Ltd. (“Otsuka”), pursuant to which Otsuka granted the Company an exclusive, worldwide (excluding Japan) license (the “Licensed Territory”) to develop manufacture and commercialize OPB-171755, to be designated MTX240 (“MTX240”), a Phase 1-ready molecular glue therapeutic candidate, for all human therapeutic uses. The Company intends to initially develop MTX240 for the treatment of gastrointestinal stromal tumors.

Pursuant to the License Agreement, the Company will be responsible for all development, manufacturing and commercialization activities for MTX240 in the Licensed Territory, and Otsuka will retain all rights to MTX240 in Japan. As consideration for the license, the Company made an upfront payment to Otsuka, and Otsuka is eligible to receive one-time development and regulatory milestones, as well as tiered royalties in the mid-single digits on the net sales of licensed products. The Company is also obligated to pay Otsuka a percentage of any sublicense income it receives, subject to certain exceptions.

